Form 20-F
period 2022-12-31
Haleon plc
filed 2023-03-20
CIK 1900304

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.  001-41411

Haleon plc

England and Wales

Building 5, First Floor

The Heights

Weybridge

KT13 0NY

United Kingdom

Telephone: +44 1932 822000

Amanda Mellor

Company Secretary

company.secretary@haleon.com

Telephone: +44 1932 822000

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value £0.01 per share	HLN	New York Stock Exchange[1]
American Depositary Shares, each representing two Ordinary Shares	HLN	New York Stock Exchange
3.024% Callable Fixed Rate Senior Notes due 2024	HLN/24	New York Stock Exchange
Callable Floating Rate Senior Notes due 2024	HLN/24A	New York Stock Exchange
3.125% Fixed Rate Senior Notes due 2025	HLN/25	New York Stock Exchange
3.375% Fixed Rate Senior Notes due 2027	HLN/27	New York Stock Exchange
3.375% Fixed Rate Senior Notes due 2029	HLN/29	New York Stock Exchange
3.625% Fixed Rate Senior Notes due 2032	HLN/32	New York Stock Exchange
4.000% Fixed Rate Senior Notes due 2052	HLN/52	New York Stock Exchange

1Not for trading, but only in connection with the listing of the American Depositary Shares on the New York Stock Exchange.

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

9,234,573,831 Ordinary Shares, nominal value £0.01 per share, as of 20 March 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer	Non-accelerated filer	Emerging growth company
☐	☐	☑	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International	Other
☐	Accounting Standards Board ☑	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐

No ☑

Auditor Firm Id: 185	Auditor Name: KPMG LLP	Auditor Location: New York, NY
Auditor Firm Id: 1147	Auditor Name: Deloitte LLP	Auditor Location: London, United Kingdom

Annual Report and Form 20-F 2022

Hello. We are Haleon.

We are a world-leading consumer health company with a clear purpose to deliver better everyday health with humanity.

Our leading brands, built on science, innovation and deep human understanding, are trusted by millions of consumers globally.

Packs shown are representative portfolio examples. Packaging will vary by country for linguistic, legal and regulatory reasons.

SENSODYNE PRONAMEL
POLIDENT POWER MAX
MAX HOLD+COMFORT
MAX HOLD+SEAL
NEW
parodontax
GUM+ SENSITIVITY & BREATH
Centrum MEN MULTIGUMMIES
Centrum WOMEN MULTIGUMMIES
Voltaren
Joint Pain Relief Gel
Panadol
Advance
Paracetamol 500mg
Effective Pain Relief
12 tablets
CONTAINS 2 MEDICINES
Acetaminophen+Ibuprofen
Advil
DUAL ACTION
with Acetaminophen
THERAFLU
FLU RELIEF
MAX STRENGTH
NIGHTTIME
Otrivin
BREATHE CLEAN
Daily Cleanser Moisturising

Strategic Report	Corporate Governance	Financial Statements	Other Information

Our key stakeholders Consumers Customers Employees Governments and industry regulators Health Professionals Investors Suppliers >> See page 14	Contents
	Strategic Report		Consolidated Financial Statements
	Haleon at a glance	2	Independent Registered Public Accounting Firms’ Auditor Reports
	2022 highlights and achievements	4		120
	Chair’s statement	6	Consolidated income statement	122
	Chief Executive Officer’s review	7	Consolidated statement of comprehensive income	123
	Industry overview and competitive landscape
		8	Consolidated balance sheet	124
	Market drivers	9	Consolidated statement of changes of equity	125
	Our business model	10
	Key performance indicators	12	Consolidated cash flow statement	126
	Stakeholder engagement	14	Notes to the Consolidated Financial Statements	127
	Our culture and behaviours	16
	Our strategy	18
	Progress against our strategy	19	Other Information
	Our people	26
	Task Force on Climate-related Financial Disclosures		Directors’ Report	196
		28	Group information	201
	2022 Business review	36	Shareholder information	219
	Use of non-IFRS measures	46	Exhibits	224
	Our approach to risk	56	Form 20-F cross-reference guide	226
	Viability statement	61	Forward-looking statements	228
	Statement of compliance	62	Glossary	229
			Useful information	230
	Corporate Governance		Contacts	231

	Our Board of Directors	64
	Our Executive Team	66
	Letter from the Chair	68
	Governance structure	69
	Board activities	70
	Audit & Risk Committee Report	74
	Nominations & Governance Committee Report	80
	Directors’ Remuneration Report	82
	Directors’ Remuneration Policy	86
	Annual Report on Remuneration	95
	Compliance with the UK Corporate Governance Code	106

Our cover Thank you to our featured Haleon employees: Sophie, Stephanie Bongue, Jose and Adefunke.
	Our approach to reporting

Integrated reporting

In addition to our shares being listed on the London Stock Exchange (LSE), Haleon is a US foreign private issuer (FPI) with American Depositary Receipts (ADRs) listed on the New York Stock Exchange (NYSE). We have produced a combined Annual Report and Form 20-F to ensure consistency of information to both UK and US investors. This Report contains disclosures required to meet both regulatory regimes.

The Report also includes non-IFRS measures, which provide investors and other stakeholders with important additional information about the Company’s performance. Where used they are indicated.

External websites/reports that are referred to in this Report are not incorporated into and do not form part of this Report.

>>  Relevant policies are available on our website www.haleon.com

Contents	Haleon Annual Report and Form 20-F 2022 1

Haleon at a glance

Haleon has a strong portfolio of brands and is well positioned to play a vital role for people all around the world, in a sector that is growing and more relevant than ever.

How we achieve our growth ambitions	We aim to outperform our competitors with a strategy focused on driving sustainable above-market growth and attractive returns, leveraging our portfolio and capabilities.	Our strength is in our world-class portfolio of brands, our attractive geographic footprint, and our competitive capabilities of deep human understanding and trusted science.

World-class portfolio		Attractive geographic footprint			Consumer healthcare: A £160bn+ market
We have leading positions in five global market categories: Oral Health; Vitamins, Minerals and Supplements (VMS); Pain Relief; Respiratory Health; and Digestive Health and Other.	Our nine large-scale, multinational Power Brands are complemented by a strong set of 23 Local Growth Brands, which are iconic in their own markets.				The global consumer healthcare market is one of the largest, most resilient and fastest-growing across the consumer staples sector.
		2022 revenue
			Developed markets	67%
			Emerging markets	33%
			Regional footprint
			North America	38%
			EMEA & LatAm	39%
	>> See page 3	>> See page 11	APAC	23%	>> See page 8

scientific talent, combined with data-driven consumer insights and expert engagement. See page 10
Competitive capabilities We use technical and scientific talent, combined with data-driven consumer insights and expert engagement. >> See page 10	+

Strategy to outperform Our strategy is designed to leverage our portfolio and capabilities and has four key pillars. >> See page 18	Increase household penetration	Capitalise on new and emerging opportunities	Maintain strong execution and financial discipline	Run a responsible business
4
3
2
1

Growth ambitions	4-6% annual organic revenue growth[1]	Sustainable moderate margin expansion[1]	High cash conversion[1]	Disciplined capital allocation
Our aim is to deliver strong performance and attractive returns, underpinned by a commitment to maintaining a strong investment grade balance sheet.

>> See pages 10 and 11.

[1] Definitions and calculations of non-IFRS measures can be found on page 46.

Combination
of deep human
understanding
and trusted
science.

Strong brand
building,
innovation
and digital
capabilities
combined
with a leading
route-to-market.

2 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Our leading brands span five market categories.

Market categories	2022 Revenue	Example brands

Oral Health As one of the world’s largest providers of oral health, our science-based products are designed to fight against everyday oral health problems.	27%
Vitamins, Minerals and Supplements (VMS) Our extensive range of vitamins, minerals and supplements is designed to improve people’s everyday health and wellness.	15%
These three categories are collectively known as: Over-the-Counter (OTC)
Pain Relief We have a portfolio of leading brands to relieve pain and reduce inflammation, helping people manage their everyday pain.	24%
Respiratory Health Our respiratory health brands offer product solutions for a broad range of respiratory issues, including cold and flu, nasal congestion, coughs and allergies.	15%
Digestive Health and Other Our digestive health brands have a strong heritage in treating heartburn and gastric discomfort. Our product offerings in this category also include skin health and smokers’ health.	19%
	58%

Haleon at a glance	Haleon Annual Report and Form 20-F 2022 3

2022 highlights and achievements

Revenue	Revenue growth	Organic revenue growth[1]

£10.9bn	13.8%	9.0%
(2021: £9.5bn)	(2021: (3.5)%)	(2021: 3.8%)

Operating profit	Adjusted operating profit[1]

£1.8bn	£2.5bn
(2021: £1.6bn)	(2021: £2.2bn)

Operating profit margin	Adjusted operating profit margin[1]

16.8%	22.8%
(2021: 17.2%)	(2021: 22.8%)

Diluted earnings per share	Adjusted diluted earnings per share[1]	Final dividend per ordinary share

11.5p	18.4p	2.4p
(2021: 15.1p)	(2021: 17.9p)

Net cash inflow from operating activities	Free cash flow[1]	Net debt/Adjusted EBITDA[1]

£2.1bn	£1.6bn	3.6x
(2021: £1.4bn)	(2021: £1.2bn)	(as at 31 December 2022)

[1] Non-IFRS measures

We use certain non-IFRS alternative performance measures to provide additional information about the Company’s performance. Non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

>>  Non-IFRS measures are defined and reconciled to the nearest IFRS measure on page 46

4 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Hello Haleon

On 18 July 2022, Haleon listed as an independent company on the London and New York stock exchanges.

The biggest UK listing in a decade, this milestone was the result of considerable effort, planning and collaboration by our dedicated employees around the world.

Strong growth

⅔

business gained or maintained share.

Note: Market share statements throughout this Annual Report and Form 20-F are estimates based on the Group’s analysis of third-party market data of revenue for 2022, including IQVIA, IRI and Nielsen data. Represents percentage of brand-market combinations gaining or maintaining share (this analysis covers > 85% of Haleon’s total revenue).

>> See page 12

Increased channel penetration

9%

of total sales from e-commerce.

>> See page 20

Successful innovation

52

product launches including
new products, line extensions
and upgrades.

>> See page 19

Commitment
to health
inclusivity

We supported the launch of the world’s first global benchmark for measuring health inclusivity, published in October 2022 by Economist Impact.

>> See page 23

Enhanced
product
accessibility

In collaboration with Microsoft Corp., we made Haleon products more accessible for blind and visually impaired consumers in the UK and the US through the Microsoft Seeing AI app.

>> See page 23

Launched
Global Parental
Leave Policy

We announced fully paid 26-week equal parental leave for all permanent employees globally regardless of gender or sexuality, covering biological birth, surrogacy and adoption.

>> See page 27

Solar energy
powered sites

We invested c.£9m in a solar farm for Guayama, Puerto Rico. In addition, we set up a Power Purchase Agreement for Oak Hill, US.

We now have installed solar energy capacity at 12 of our 24 sites.

>> See page 24

HALEON
HALEON

Multicentrum
Junior

parodontax
GUM+

ECONOMIST IMPACT
The Health Inclusivity Index
Measuring progress towards good health for everyone
HALEON

SENSODYNE
SENSODYNE

HALEON

2022 highlights and achievements	Haleon Annual Report and Form 20-F 2022 5

Chair’s statement

I’m pleased to present Haleon’s first Annual Report and Form 20-F

In July 2022, Haleon successfully demerged from GSK plc, completing a multi-year journey to establish a world-leading, standalone global consumer health company. I’m honoured to serve as Haleon’s first Chair and, along with the newly established Board, am committed to ensuring we deliver superior value for all our stakeholders.

A compelling investment proposition

Haleon is an impressive business, with a clear strategy to drive sustainable above-market growth and attractive shareholder returns. Our ability to deliver consistently strong performance is driven by deep consumer understanding and investment in trusted science, coupled with strong operational focus and financial discipline.

Over the medium-term, the Board is confident that Haleon can deliver annual organic revenue growth of 4-6% while achieving sustainable moderate Adjusted operating margin expansion (at constant currency) and strong cash generation. We expect to reduce net debt/Adjusted EBITDA down to less than 3x during 2024.

An experienced Board

One of my priorities as Designate Chair ahead of the demerger was to appoint Haleon’s first Board of Directors and I’m delighted with the strength and calibre of the exceptionally talented and diverse Board we now have in place. Together, we have over 250 years of executive experience across c.30 listed companies, and over 70 years of non-executive experience across c.20 listed companies. We have two Pfizer Inc. non-independent board members, Bryan Supran and David Denton (who replaced John Young from 1 March 2023) and, with the appointment of Marie-Anne Aymerich and Asmita Dubey to our Board, introduced two new non‑executive directors to the FTSE.

Alongside significant experience in governance and the global consumer sector, in selecting the Board we looked for specific skills to support and constructively challenge the Executive Team. This included a mix of skills across capital markets, digital, innovation and brand building in a Fast Moving Consumer Goods (FMCG) context, as well as first-hand experience of operating in the US, China, Asia and Europe.

>>  See the skill set and diversity of our Board on
page 64.

Building robust corporate governance

The Board is committed to ensuring that Haleon continues to build robust corporate governance. We have taken some important initial steps to achieve this. First, each member of the newly formed Board undertook a comprehensive induction on being appointed. As well as a deep-dive into Haleon, its strategy and operating model, the induction covered directors’ duties, regulations, and Haleon’s Code of Conduct, which all members of the Board are subject to.

Secondly, we established the necessary Board committees ahead of demerger, in accordance with the UK Corporate Governance Code.

Finally, we ensured that Haleon’s internal and external operational governance links directly to Board-level governance, enabling rapid escalation and visibility. This includes a focus on key performance indicators, principal risks and quality requirements, internal employee training and the use of responsibility scorecards to promote the right behaviours.

>>  See our Corporate Governance Report from
page 63.

Priorities for 2023 and beyond

In what will be our first full calendar year as a standalone business, the Board’s agenda will focus on three key areas:

-  Constructively supporting and challenging the Executive Team to allow for the successful delivery of Haleon’s strategy.

-  Continuing to embed the new Haleon corporate capabilities.

-  Shaping Haleon’s medium- and long-term strategic vision as we look to solidify Haleon’s position as a leading consumer health company.

In addition, the Board will continue to have a relentless focus on instilling best practice corporate governance and providing guidance to the Executive Team as they navigate the uncertain macroeconomic environment.

Dividend

Consistent with our previous guidance, the Board has declared a final full year 2022 dividend of 2.4p per ordinary share, which represents approximately 30% of Adjusted earnings for the period since listing. In line with our capital allocation priorities to invest for growth, strengthen the balance sheet, explore acquisitions and return surplus capital to shareholders, our current intention is to maintain our pay-out ratio around the current level, subject to Board approval.

Thank you

Finally, the Board would like to thank Brian McNamara, the Executive Team and all employees across the company for their hard work over the last 12 months. A demerger is a significant undertaking and Haleon has executed it successfully, steering through the challenges we have all felt across the world whilst delivering consistently strong results.

Sir Dave Lewis
Chair

6 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Chief Executive Officer’s review

A milestone year

It has been an extraordinary 12 months for Haleon. We created our own identity, demerged from GSK plc, listed on the London and New York stock exchanges and began trading as one of the world’s largest standalone consumer health companies.

It was a time to reflect with pride on the business that we have carefully and purposefully built over many years. For me, it was also a personal highlight of my 18-year career in this industry, the last five leading this business.

It is a testament to the transformational work we undertook that Haleon now has strong foundations and an exceptional portfolio of brands, built around deep human understanding, trusted science and innovation, all of which we are confident will help create value for our stakeholders.

With a strong purpose of delivering better everyday health with humanity at our core, Haleon is primed and ready for the next stage of its remarkable journey.

Our Executive Team

I’m proud to lead an Executive Team that brings a wealth of relevant experience in consumer health and FMCG from some of the world’s leading companies.

Our collective strength, relentless focus on growth and insight into the trends shaping the consumer landscape will be key drivers of our performance and ability to deliver on our purpose.

Strong performance against a challenging backdrop

In what continues to be a challenging macroeconomic environment, Haleon has shown its strength. For 2022, we reported strong revenue growth of 13.8% and organic revenue growth of 9.0%, driven by a combination of volume and price growth. This reflected the quality of our portfolio, successful innovation and excellent execution in market.

High inflation and increased living costs mean our consumers continue to face difficult decisions. Against this backdrop,

Haleon has demonstrated agility; taking decisive action to adapt across our markets and categories, to ensure consumers can rely on the products they know and trust.

In 2023 and beyond, our unrelenting focus will remain on delivering great products and innovations that have real impact for consumers.

Delivering our growth ambitions

We remain focused on delivering our medium-term guidance of 4-6% annual organic revenue growth and are committed to our capital allocation priorities. 2023 will be no exception, driven by the quality of our brand portfolio, continued investment in our brands, and disciplined execution of our strategy to:

–  Increase household penetration of our products.

–  Capitalise on new and emerging opportunities across channels and geographies, and expanding our portfolio.

–  Maintain a strong focus on both execution and financial discipline.

–  Run a responsible business.

Haleon has leading positions in each of its five categories (see page 3). Our strong relationships with stakeholders, including consumers, customers, and Health Professionals, means we can capitalise on the opportunity ahead, which includes a growing global focus on health and wellness, an ageing population, an emerging middle class and sizeable unmet consumer needs as public health authorities face increasing pressure (see page 9).

Our impact

As a leading global player in consumer health, we are well positioned to recognise and understand the social and environmental barriers that hold people back from achieving better everyday health, and to empower and support them to take charge of their health and wellbeing. This lies behind our commitment to make everyday health more inclusive.

Working together with other organisations, we are also focused on reducing our environmental impact and doing business responsibly. Our commitments and goals in this area (see pages 22 to 25), drive us to not only meet the everyday health needs of people in new and better ways, but to develop innovations that are meaningful, relevant and impactful.

Evolution into an agile consumer health organisation

Looking ahead to the next phase of Haleon’s journey, the Executive Team is more excited than ever about our future. As we worked towards our demerger from GSK, our focus was rightly on ensuring continuity for the business. Now fully running as an independent company, we will be taking advantages of opportunities to evolve and drive a more agile, productive and effective organisation. This includes:

–  Increasing agility and productivity: We have identified opportunities to optimise existing processes and structures to become more agile. This will result in annualised gross cost savings of £300m over the next three years.

–  Driving growth across our portfolio of brands and structural growth categories: We will invest behind identified opportunities and will be proactive in managing our portfolio. At the same time, we will be rigorous and disciplined where there are opportunities for bolt-on acquisitions and divestments.

Thank you

Our achievements in 2022 would not have been possible without the dedication and commitment of all our employees globally. Throughout the demerger and beyond, their focus on delivering for customers and consumers was unwavering, and for that I offer my sincere thanks. I also want to personally thank our Chair, Sir Dave Lewis, and the Board for their invaluable support during Haleon’s first year as a standalone company and for recognising its potential.

Brian McNamara
Chief Executive Officer

Chief Executive Officer’s review	Haleon Annual Report and Form 20-F 2022 7

Industry overview and competitive landscape

The global consumer healthcare market is one of the largest, most resilient and fastest-growing segments across the consumer staples space, reaching £160bn+ in global value in 2022.

The definition of consumer healthcare varies across competitors and industry data sources. We define it as consisting of Oral Health, VMS and Over-the-Counter (OTC). The US is the largest market making up c.27% of the total market with emerging markets, notably China and India, presenting attractive penetration opportunities.

The market is fragmented and highly competitive. Brands differentiate through scientific claims, innovation, premiumisation and distinguished branding.

The OTC category is distinct, defined primarily by its regulatory status. OTC medicines are available in retail distribution channels (including pharmacies) without prescription. OTC comprises several categories defined by specific consumer needs with competition at category level. This includes, amongst others, respiratory health, pain relief, digestive, skin and smokers’ health. Respiratory Health is Haleon’s only category typically driven by seasonal demand, which has been impacted by COVID-19.

Formation of Haleon

Haleon is the result of the combination of three consumer health businesses over the last decade. The focus of the business has been sharpened through divestment of growth-dilutive brands and those outside of our core categories. In addition, the scientific and consumer products experience of its legacy businesses has been enhanced by investment in commercial and scientific capabilities,
technologies and facilities, most notably
in the digital sphere.

In July 2022, Haleon demerged from
GSK creating a company with
management, infrastructure, capital
allocation and incentives focused
specifically on consumer health.

The Group has a strong and established
presence in all key channels relevant for
consumer health and a scale which
allows it to effectively engage with retail
partners of all sizes, buying groups,
distributors, pharmacy chains and individual
pharmacies.

>> See page 201.

2012

Exit of non-strategic
OTC

2015

Joint Venture
Formation:
Novartis
Consumer
Healthcare

2018

Full buyout
of Novartis
from JV

Joint Venture
Formation:

Pfizer Consumer
Healthcare

2020

Exit of non-
strategic

categories

to Unilever

2022

Demerger from GSK and
independent listing

2013

Divest
Exit of beverages

2019

2021

Significant divestment programme
Disposal of 50 non-strategic
growth-dilutive assets

Consumer healthcare market 2017-2021 (£bn)

180
160
140
120
100
80
60
40
20
0
2017
2018
2019
2020
2021
OTC (inc. Pain Relief, Respiratory Health, Digestive Health and other)
VMS
Oral Health
Source: Group analysis of third party market data

Global Consumer Health (retail value share, 2021)

Haleon 6%
J&J 4%
Bayer 3%
Sanofi 3%
Reckitt 2%
P&G 2%
Amway 2%
Nestlé 1%
By-health 1%
Herbalife 1%
Private Label 6%
Others 69%

Source: Euromoniter

HALEON
GSK ownership

8 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Market drivers

Understanding the multiple influences on our business enables us to be prepared for and respond quickly to change, and to create value for the long-term.

Long-term market drivers indicate a shift towards more self-care with consumers taking a more active role in their health, supported by advances in digital technologies.	At the same time, ageing populations and the rising cost of healthcare are putting pressure on health systems. The macroeconomic environment remains volatile, including pressures from Russia’s	invasion of Ukraine. This has resulted in inflation, commodity and input cost increases, as well as the cost of living, and disrupted supply chains.

Increased consumer focus on health and wellness

The pandemic accelerated an already increasing trend of consumers actively managing their personal healthcare. Recent customer research found that 42% of consumers try to make wellness a priority in their day-to-day life, and 79% think wellness is important. 71% of those consumers place a higher priority on their health than they did two to three years ago, and 70% anticipate health growing in their list of priorities[1]. This represents an important driver in the growth of self-care and underpins favourable trends for the sector.

Ageing populations

The proportion of people aged 65 years and over is expected to increase from 9.3% of the global population in 2020 to 16%, or approximately one in six people globally, in 2050[2]. This change in demographics brings with it increased need for self-care and preventative care.

Emerging middle class

The emerging middle class in higher-growth economies has been a long-term growth driver for the consumer healthcare market as greater buying power has led to greater per capita usage. Emerging and higher-growth economies continue to represent a sizeable growth opportunity for the industry.

Increasing pressure on public health systems

Pressures on public health had already been rising before COVID-19. In the US, every $1 spent on OTC saves $7 for a total of >$100bn on the public healthcare systems[3]. In 2018, global spending on health reached $8.3 trillion, growing slightly below GDP for the first time in five years[4]. COVID-19 has had a significant adverse impact on health systems globally, and the aftermath of the pandemic may be accompanied by a potentially deep global economic crisis which could have a long-lasting impact on future health financing[4]. OTC products in particular provide affordable and accessible healthcare options for consumers and lowers the overall costs to health systems.

Sizeable unmet consumer needs

Competition in the consumer healthcare market is partly driven by innovation designed to meet unmet consumer needs. There is opportunity for further growth through targeted innovation to address emerging trends as well as premiumisation (where consumers switch their purchases to premium alternatives), increased consumer interest in personalised products, and emerging technologies that allow consumers to more directly manage their own health.

How we are responding

Our strategy is built around addressing these key drivers. It aims to meet the growing demand for self-care and recognises the opportunity to serve the unmet needs of consumers. We do this by increasing condition awareness, building brand relevance, innovation and capitalising on new trends.

By raising condition awareness among consumers, we can empower them to stay well or treat their symptoms and help to reduce demand on public healthcare. Our deep human understanding helps us to encourage people to change their health behaviours through campaigns and activations. This requires understanding of the person beyond the condition and into how they live their lives.

Voltaren’s ‘More Than Movement’ campaign illustrates how we inspire people to a better quality of life by connecting them to the joys of movement. We also work with Health Professionals to support consumers with everyday health needs, providing tools and insights for trusted advice and raising condition awareness.

Using our competitive capabilities, we build brand relevance and innovations that extend our brands across different need states and formats. For example, parodontax Gum+ paste was created to support the 47% of people with gum problems who also experience sensitivity and breath concerns; and Flonase Headache & Allergy Relief was formulated when we identified that 52% of allergy sufferers also experience headaches.

Driven by our purpose, we have set a goal for health inclusivity and identified a range of programmes to achieve this focusing on the barriers we are best placed to address: health literacy, healthcare accessibility and bias and prejudice.

In response to macroeconomic conditions, we continue to mitigate inflationary cost pressures with initiatives such as early forward buying, value engineering and supply chain improvements. We also remain focused on balancing price and volume with net revenue management and cost and cash management.

>>  See also our strategy from page 18 and approach to risk from page 56.

[1] Source: McKinsey & Company, The Future of Wellness H1 2021 Report. Based on consumer research in Brazil, China, Germany, Japan, the US and the UK.

[2] Source: UN Population Facts, October 2020.

[3] Source: Consumer Healthcare Products Association 2022.

[4] Source: WHO, 2020.

Market drivers	Haleon Annual Report and Form 20-F 2022 9

Our business model

Haleon’s competitive advantage is derived from combining
deep human understanding with trusted science.

A combination of:

Deep human understanding

We invest in a suite of proprietary assets to generate deep human understanding to support brand innovation and enhance our engagement with Health Professionals to help educate consumers. This includes dedicated shopper research centres, consumer knowledge and social listening, all designed to generate and test new insights and identify consumer needs.

Trusted science

We leverage our technical and scientific expertise that comes from our 1,400 talented scientists with strong regulatory understanding. All underpinned by clinical trials and extensive studies. We continue to invest in R&D to support our innovation. In the last three years, we have delivered more than 19,000 regulatory approvals.

Enables us to:

Innovate

Through innovation, we address unmet consumer needs and emerging trends, target products towards a particular demographic and improve delivery mechanisms for existing products.

Create meaningful and
distinctive brands

Our investment in Advertising and Promotion (A&P) activities such as paid media, in-store promotions, TV and print, coupled with a strong focus on digital capabilities has enhanced our brand equity with brands consumers trust, thereby empowering more people to self-care.

Drive Health
Professional advocacy

We have direct and trusted relationships with more than three million Health Professionals, together with the largest network of pharmacies in the world who recognise the strength and efficacy of our products which they recommend to consumers, bringing new users to our brands and categories.

A sustainable model driving investment
for growth delivering attractive returns

Sustainable moderate margin2,3 expansion

High cash conversion

Invest

for growth

Strengthen

balance sheet

Explore

acquisitions

Return surplus

capital to

shareholders

1  Over the medium term.

2  Adjusted operating margin in the medium term at CER.

3  Deﬁnitions and calculations of non-IFRS measures can be found from page 46.

4-6% annual organic revenue growth[1,3]
High gross margin and cost discipline
Increasing investment in A&P and innovation

10 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

This page is intentionally left blank

Haleon Annual Report and Form 20-F 2022 11

Key performance indicators
(KPIs)

Our KPIs track and measure our performance, delivery against our strategic pillars and long-term success.

A note on our KPIs

As a new company, we only have three years of data available for our KPIs derived directly from our financial statements. For all other KPIs, we will gradually build up to provide three years of data over time.

How we determined our KPIs

Organised around our strategy, the measures included are those considered most relevant in tracking our performance and commitment to our key stakeholders. The Board and Executive Team review and endorse our KPIs annually to ensure continued alignment to our strategy and regularly monitor them as part of internal reporting. We also link our KPIs to our Executive Directors’ remuneration.

Strategic pillars

 1    Increasing household penetration

 2    New and emerging opportunities

 3    Strong execution and financial discipline

 4    Responsible business

Key

●   Annual Incentive Plan

¿  Performance Share Plan

>>  See the Directors Remuneration Report from page 82.

>>  See also Forward-looking statements on page 228.

		Financial

		Organic revenue growth %1 ● 1 2 3			Net debt/Adjusted EBITDA1 ¿ 3

		2020	2.8%[2]		3.6x (at 31 December 2022)

		2021	3.8%[2]

		2022		9.0%

This measures the strength of our existing portfolio, operations and resources.

The ability to meet our expectation to deliver medium-term annual organic revenue growth of 4-6%, that provides capacity for continued investment for growth, is a focus for all our stakeholders.

2023 priorities

Delivery on our 4-6% guidance.

>>  See pages 38-44.

Reducing our leverage strengthens our balance sheet and maintains our investment grade credit rating.

Since demerger, Haleon has repaid £1.5bn of its term loan through a combination of strong cash flow, disciplined capital allocation and commercial paper issuance. This impacts all our stakeholders.

2023 priorities

We aim to achieve less than 3x net debt/Adjusted EBITDA during 2024[3] through strong cash generation, Adjusted EBITDA growth and disciplined capital allocation.

>>  See page 45.

Adjusted operating profit1 ● 1 2 3		Free cash flow1 ¿ 3			Business gained or maintained share 1 2
					⅔
2020	£2.1bn	2020		£2.0bn

2021	£2.2bn	2021		£1.2bn

2022	£2.5bn	2022		£1.6bn

Our Adjusted operating profit is an important indicator of the strength of our business model.

Used by leadership to assess performance, understand the underlying trends in profitability, and is of interest to our investors.

2023 priorities

Another year of profitable growth, maintaining broadly flat Adjusted operating profit margin with operating leverage and efficiencies offsetting increased investment, cost inflation and c.40 bps adverse transactional foreign exchange impact based on current market rates.[4]

>>  See page 38.

Free cash flow provides the business with capacity to invest in the business, pay down debt and shareholder returns.

This is a key component in measuring the viability of our business, and our capacity to invest for the long-term. It is of interest to all our stakeholders, particularly investors.

2023 priorities

Continue to focus on driving free cash flow through a combination of working capital management and creating efficiencies across the business.

>>  See page 54.

This is based on the Group’s analysis of third-party market data of revenue, including IQVIA, IRI and Nielsen data.

The attractiveness of Haleon products is key for all our stakeholders, particularly consumers, customers, suppliers and investors, giving them confidence in our ability to increase household penetration and find emerging opportunities.

2023 priorities

Continue to drive market share gains through brand building, innovation and increased investment in A&P and R&D.

>>  See from page 18.

12 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Responsible business

Link between KPIs and

Executive Director

remuneration

Measures included are those considered most relevant in assessing business performance and relate to our commitments to our stakeholders. To that end, elements of executive director remuneration are linked to the delivery of specific KPIs.

Carbon reduction5 ¿	Recycle-ready packaging6 ¿
4	4

41%

This represents the reduction in our net Scope 1 and 2 carbon emissions against our 2020 baseline.

Reducing carbon emissions is a focus area for all our stakeholder groups, including consumers, investors, governments and industry regulators. Decarbonising our operations is a key priority for Haleon.

2023 priorities

We aim to reduce our net Scope 1 and 2 carbon emissions by 100%, by 2030 versus our 2020 baseline. Having achieved 100% renewable electricity (across our directly owned and controlled sites), we are now focused on addressing our remaining Scope 1 carbon emissions.

>>  See page 24.

65%

This represents the proportion of Haleon’s packaging that is recycle-ready.

We recognise that recycle-ready packaging is an important priority for all stakeholder groups, with increasing focus from consumers, customers and investors, as well as employees. We are committed to playing our part to accelerate the transition to a circular economy.

2023 priorities

We aim to develop recycle-ready solutions for all product packaging by 2025, a key milestone towards our goal of making all our packaging recyclable or reusable.

>>  See page 24.

Performance Share Plan ¿

		●	50% linked to net debt/Adjusted EBITDA
		●	50% linked to cumulative free cash flow

ESG qualifier

The Performance Share Plan has an ESG qualifier with thresholds set for three measures. If any of the thresholds are missed, a reduction in the level of vesting of up to 10% could be applied for each missed threshold. Moreover if the metrics are static or go backwards compared to the baseline, a 25% reduction in the level of vesting could be applied for each measure

(i.e. a potential overall reduction of up to 75%).

Gender diversity ¿	Employee engagement	Annual Incentive Plan ●
4	4

43.7%

Percentage of women in employee or fixed-term contract leadership roles[7].

We want our employees to reflect the diversity of the communities and society around us, and believe diversity is a source of competitive advantage and an important consideration for employees and investors.

2023 priorities

Our aim is to achieve gender parity globally by 2030 (48-52%). Gender goals are aligned to individual incentives, and Long Term Incentive payouts.

>>  See page 27.

80%

Percentage of employees who feel that Haleon is fulfilling its core index measures in the 2022 Employee Engagement Survey.

We want our employees to be proud to work at Haleon, feel inspired, challenged, supported, and have a sense of personal accomplishment. These form our core index measures.

2023 priorities

Our immediate focus is to address the areas identified in our 2022 survey where we can improve, including simplifying our work processes to support our strategy.

>>  See page 27.

		●	60% linked to organic revenue growth
		●	20% linked to adjusted operating profit
		●	20% linked to individual business objectives

[1] Organic revenue growth, Adjusted operating profit, free cash flow and net debt are non-IFRS measures. Definitions and calculations of non-IFRS measures can be found from page 46.

[2] Haleon portfolio revenue growth in 2020 and 2021 was 4.9% and 3.9% respectively which illustrates the performance of the brands that make up the portfolio at the time of the demerger.

3  In February 2022, Haleon expected to reach leverage of <3x net debt/Adjusted EBITDA by the end of 2024 (as presented at its Capital Markets Day).

[4] Based on rates as of 10 February 2023.

[5] Reporting period runs from 1 December 2021 to 30 November 2022. Carbon offsets account for 15% of our market based Scope 1 and 2 carbon emissions.

[6] Reporting period runs from 1 July 2021 to 30 June 2022.

[7] Leadership roles is defined in our glossary.

Key performance indicators (KPIs)	Haleon Annual Report and Form 20-F 2022 13

Stakeholder engagement

Engaging with and understanding our key stakeholders and their priorities is fundamental to the performance and success of our strategy.
Key
		What matters to our stakeholders	Why they matter to Haleon

We value engagement with key stakeholders, who were selected by the Executive Team and endorsed by the Board to reflect our strategic priorities and their importance to Haleon’s long-term success.	Engagement is primarily at senior leadership and operational level, with oversight from the Board. At times members of the Board engage with stakeholders directly, including investors and customers.

This section should be read in conjunction with our Section 172 Statement, which sets out how the Board have considered the Company’s stakeholders and other factors in their key decisions during the year.

>>  See also page 71.

Consumers

Consumers want brands they trust, that understand their needs and care about the environment and society.

Consumers are at the heart of everything we do. We aim to provide products that better meet their needs.

Customers

Customers want safe, accessible and reliable products that meet consumer needs, and support their environmental ambitions.

Customers, such as mass market, pharmacies, drug stores and e-commerce retailers, are central to our business as they provide our products to consumers.

Employees

Our employees value being part of a purpose-led company that provides a rewarding, safe, supportive and inclusive workplace.

Our employees ensure our business operates effectively. It’s essential we attract and retain the best people, and keep each other safe, healthy and well.

Government and industry
regulators

Effective, safe and accessible products help reduce the burden of healthcare costs and increase opportunities for innovation and business investment.

Governments and industry regulators set the legal and regulatory environment in which we operate. We work with them to advance everyday health and manage risks.

Health Professionals

Health Professionals want effective and safe products supported by reliable scientific information and responsible sales and marketing practices.

Engagement with Health Professionals, such as doctors, dentists and pharmacists drives, performance through recommendations and help us understand long-term trends.

Investors

Investors want sustainable performance for long-term shareholder value, strong corporate governance and commitment to the management of responsible business issues.

We are committed to creating
long-term sustainable growth
and attractive returns for both
our debt and equity investors
delivered through the Group’s strategy.

Suppliers

Suppliers value trust-based relationships, underpinned by responsible practices, values and policies.

Maintaining healthy long-term relationships with our suppliers helps us protect business continuity and achieve our environmental ambitions.

Our key
stakeholders

14 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Stakeholder	How we engaged with them in 2022	Outcomes of our engagement

Consumers >> Pages 19-24.

–  In-house shopper research.

–  Future trend spotting and social media listening.

–  Advertising impact evaluation.

–  Research groups.

–  Direct feedback through email or social media.

–  Marketing campaigns and activations.

–  Used consumer insights to develop campaigns to raise
awareness of everyday health needs, remove barriers to
alleviating their conditions and design new innovations.

–  Reflected consumers’ interests in our environmental and health inclusivity strategy.

–  Developed plans to enhance dialogue with consumers, such as live chat functionality.

Customers >> Pages 19 and 21.

–  Top level engagement between Haleon
Executives and major customers.

–  Key account managers engaged with our
customers at a strategic level.

–  Direct engagement with sales team and specialists.

–  Regular updates on demerger and associated
changes provided.

–  Customer satisfaction with system changeover which included little disruption to orders.

–  Focused improvement plans on areas highlighted by our
customers such as e-commerce integration, category
development and improving supply.

Employees >> Pages 16, 17, 26 and 27.

–  Annual employee engagement survey.

–  Employee Assistance Programme.

–  Employee Resource Groups (ERGs).

–  Site visits and global broadcasts.

–  Internal communications and training.

–  Designated Non-Executive Director for
Workforce Engagement met with employee groups.

–  2022 overall employee engagement index score of 80% with
work processes and opportunities to grow and develop
highlighted as areas for improvement. These areas will be
prioritised in 2023.

–  Initiated campaigns and programmes to support safety, and wellbeing and enable work-life balance.

–  Continued to support our ERGs.

–  Simplified our learning offering and launched professional qualifications, such as a mini-MBA on deeper human
understanding endorsed by University College London.

Governments and industry regulators >> Page 215.

–  Direct meetings between Haleon Executives
and relevant industry-specific individuals

–  Trade meetings attended by Haleon leaders.

–  Participation in roundtables and bilateral meetings.

–  Liaison with regulators, including new and
existing product reviews.

–  Responses to government consultations.

–  Introduced Haleon as an independent company.

–  Delivered regulatory approvals and contributed to
position papers.

–  Ensured continued compliance of our portfolio in line with updated regulatory standards.

–  Worked with regulators to help tackle continuity of supply, notably cold and flu products, impacted by pressures on drug shortages in markets such as Canada, UK and USA.

Health Professionals >> Pages 19 and 23.	– Face-to-face meetings with Haleon representatives. – Participation in global research and education initiatives. – Launched Haleon ‘HealthPartner’ portal. – Targetted social media activity.

–  Launched our industry intent to support of Health Professionals and the everyday health of their patients.

–  Enhanced our digital offering for Health Professionals leading to 3.6m new users on the Haleon ‘HealthPartner’ portal and a total of 30,000 hours of webinar content engaged with.

–  Created the Centre for Human Sciences, a Health Professional
community with the purpose of driving behaviour change in
everyday health.

Investors >> Page 71.

–  Capital Markets Day.

–  Ongoing dialogue with sell-side analysts and
investors across equity and debt capital markets.

–  Press releases and results briefings.

–  Investor events including roadshows, fireside
chats and conferences.

–  Feedback to employees on shareholder and investor views on how external stakeholders see Haleon.

–  Considerations on strategy and our responsible business
agenda following feedback from investors, analysts
and shareholders.

–  Input into governance areas including Executive Directors’
Remuneration Policy.

Suppliers >> Pages 21 and 25.

–  Online supplier portal.

–  Workshops and sessions with selected suppliers
focused on value engineering, growth,
innovation and productivity.

–  Responsible business objective-setting workshops.

–  Top level engagement and/or quarterly business reviews
with key suppliers.

–  Third-party risk management assessments.

–  Assessed innovation ideas generated across all workshops
with prioritised ideas progressing to the next stage of
development.

–  Evolved procurement strategies to incorporate inclusion of diverse suppliers as options for sourcing, where viable.

–  Supporting suppliers to implement recommended changes
identified in third-party risk assessments.

–  Worked with priority suppliers on decarbonisation planning and reporting.

We also engage with other stakeholders where applicable, regarding our business activities and value their views.

Stakeholder Engagement	Haleon Annual Report and Form 20-F 2022 15

Our culture and behaviours

Our culture is driven by our behaviours and Code of Conduct. Together, they guide our approach to business, uphold our reputation as a well governed, trusted and ethical company, and influence how we engage with our stakeholders.

At Haleon, our purpose drives us to meet the everyday health needs of people in new and better ways, alongside our strategy which brings clarity to the choices we will make, what we do and will not do.

To have the impact we want in the world, we are consciously creating a culture that actively supports both our purpose and strategy.

Guided by this, our ambition is for our culture to be purpose-led, consumer-centric and performance-focused, enabling us to deliver our strategy.

Centred around our core value of seeking to always do the right thing, our culture is defined by three key behaviours:

–  Go beyond: fostering the desire and
energy to continuously strive for
excellence and outperform ourselves
and competitors.

–  Do what matters most: using our
purpose and strategy to help
prioritise what’s important and
challenge the unnecessary.

–  Keep it human: having greater understanding and empathy for our consumers, the environment and each other.

We are embedding these behaviours through leader-led engagement, employee storytelling and a dedicated suite of online resources.

Leaders role model our culture through additional leadership standards that set out expectations on how to:

–  Drive growth.

–  Deeply understand our consumers
and customers.

–  Build ‘one’ Haleon.

–  Motivate and unleash potential.

Our Code of Conduct (Code), which underpins our culture and behaviours, promotes ethical business conduct, and comprises a mixture of written standards, a decision tree approach to making the right choices, and guidance on when to ask for advice. Available in 17 languages, it guides the Board and Executive Team, employees and contingent workers. Supported by annual mandatory elearning, it is part of the onboarding requirement for new starters. The Code is an integral part of our responsible business strategic pillar, as well as our culture. It is at the heart of our approach to compliance with applicable laws and regulations. The table on page 17 details some of our key policies.

The Board is responsible for ensuring our culture, core value and behaviours are embedded and aligned to our strategy and purpose. The Board, and Audit & Risk Committee receive regular reports on aspects of culture, including reports from our Speak Up channels, data and trends, and other metrics including scorecards and dashboards.

Day-to-day responsibility for our culture rests with the Executive Team who keep employees engaged via global broadcasts, fireside chats, our internal social media channel, onsite communications and newsletters.

Our culture is also driven by our organisational and governance structure, risk appetite, stakeholder engagement, workplace environment and the strength of our business model. The Executive Team’s remit includes executing our strategic plan (agreed with the Board), monitoring the Group’s performance and providing assurance to the Board on overall performance, risk management and our internal control framework. The Disclosure Committee ensures proper procedures are in place for statutory and regulatory disclosure requirements.

Our workplaces are designed to help empower our employees and support our culture.

Our culture is defined by three key behaviours:

Go beyond

Do what matters most

Keep it human

16 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Our work environment and operating model, that support our culture, are organised around 14 business units, whose activities and performance are overseen by three regional Presidents. Our global category and brand teams are responsible for delivering long-term strategy, innovation agenda and global brand campaigns focused on Power Brands. Global functions, including key areas of compliance, communications, finance, human resources, legal, marketing, and R&D, focus on enterprise-wide strategy, policies, standards and capabilities.

Our culture, risk appetite and tolerance are cascaded through our Code and behaviours, and are embedded in our goals and targets, grant of authority, global policies, monitoring and assurance processes.

The demerger brought changes to our work environment and many of our workplaces. Some employees moved to new offices, others to a hybrid approach. Our ‘Hybrid at Haleon’ philosophy empowers managers and teams to trust each other and find the right approach to drive performance. Greater remote working involves more digitalisation, and we have activated and enhanced controls and systems to ensure our Company data is secure, including awareness campaigns.

>>   See also our responsible business strategy, people and approach to risk sections on pages 22, 26 and 56. As well as Board activities from page 70.

>>  The Group publishes its Code of Conduct on its website www.haleon.com

Speak Up

–  The Haleon Speak Up channel allows anyone, whether working for Haleon or not, to raise concerns about misconduct, policy, procedure or regulatory breaches – confidentially or anonymously. We have zero tolerance for behaviour which could be perceived as retaliation or harassment during the course of, or after, raising a concern.

–  Anyone can access Speak Up via the web, email, telephone or post. These channels are managed independently and are available globally in multiple languages. Our Code and Anti-Bribery and Corruption (ABAC) training courses include when and how we should use Speak Up, and are mandatory for new starters. Annual refresher training is also required.

–  We take all concerns raised seriously and review every report to assess whether to investigate formally. A disciplinary committee is set up where necessary, and a stakeholder group may come together to determine lessons and take action to prevent future problems. Regular updates and investigation reports are reviewed by senior management and the Audit & Risk Committee. Where applicable, the Board receives reports.

Data privacy and data security

–  We are committed to the responsible use, storage and protection of data and personal data, and comply with applicable local law. Our commitment is fundamental to maintaining trust with our stakeholders. We secure the privacy, availability and integrity of Haleon’s data, and important data is safeguarded from corruption, compromise or loss. We have robust data retention schedules to guide us when to delete data. We run inherent risk assessments on key third-party suppliers with additional due diligence assessments completed for higher-risk suppliers.

–  Our Chief Information Security Officer frequently provides updates to the Executive Team as well as the Audit & Risk Committee, which has oversight for the Group’s information security and cyber risk strategy. We have internal information security policies and maintain related standards and procedures, and we educate our employees on their role in securing our critical data and operations. We continue to mature our cyber security systems and controls to seek to keep pace with the threat landscape. Our preparedness activities include conducting cyber tabletop exercises and penetration testing to develop our response to potential incidents, such as ransomware attacks.

Health and safety

–  As part of our responsible business strategy, we have a set of global standards, technical support documents, guidance and tools outlining our Environment Health Safety & Wellbeing (EHS&W) practices and processes. Our monitoring programme measures performance across our operations and facilities at three-yearly intervals, tracking corrective and preventative actions and risk reduction through to closure. A global Audit & Assurance team provides a further layer of protection performing EHS&W thematic risk-based audits across the organisation. We report on EHS&W measures to the Executive Team in monthly business scorecards and to the Board quarterly.

–  Our three-year strategy is to develop a zero-harm culture and reduce significant incidents. We set objectives each year to improve our results, and analyse our performance. In addition, we run risk-based health and safety training for employees, which covers how to identify measures to reduce workplace risks. Towards the end of 2022, we launched a new health and safety cultural programme, ‘Leading with Care’, which will continue to be deployed during 2023. Our 2022 reportable injury and illness rate was 0.17 per 100,000 hours worked1, and there were no fatalities.

1 For period 1 December 2021–30 November 2022.

Our culture and behaviours	Haleon Annual Report and Form 20-F 2022 17

Our strategy

Our strategy seeks to deliver sustainable above-market growth and attractive returns, while running a responsible business, which is integral to all we do.

Our purpose, together with our culture, commitment to stakeholders, core value and behaviours, strong governance and leadership standards, create the right environment where we can focus on delivering our strategic priorities.

Taken together, the four pillars of our strategy help drive both our reported revenue and 4-6% annual organic growth. Our annual organic revenue growth, combined with our attractive gross margins, allow us to invest in the business and deliver sustainable moderate Adjusted operating margin expansion, along with strong free cash flow. Progress against our strategy is tracked through our KPIs as set out in pages 12-13.

>> See Business review and Our approach to risk from page 36.
			Run a responsible business
		Maintain strong execution and financial discipline	4
	Capitalise on new and emerging opportunities	3	– Make everyday health more inclusive. – Protect the environment and address social sustainability barriers to everyday health. – Embed strong governance and ethical business behaviours.
Increase household penetration	2	– Focus on driving efficiency, effectiveness, and agility to make every investment count.
1	– Increase growth of our brands across channels, routes-to market and geographies. – Expand our portfolio through new and emerging consumer trends and by pursuing Rx-to-OTC switches.
– Maximise significant growth opportunities across our categories by applying our proven approach to penetration-led growth.

>> See page 19	>> See page 20	>> See page 21	>> See pages 22-25

18 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Progress against our strategy

 1  Increase household
penetration

We believe there are significant opportunities to drive greater growth across our categories by reaching more consumers and fulfilling their unmet needs. We have a clear approach to driving penetration growth using our key capabilities in deep human understanding and trusted science, supported by innovation, marketing and commercial excellence.

Meaningful and distinctive brands

–  Aligned to our purpose, our approach is to use consumer insights, data and analytics to ensure we understand consumer needs. In 2022, Haleon’s bespoke trend-spotting tool, which analyses data from industry intelligence, social media listing and search queries, was rolled out for use globally.

–  In 2022, we continued to drive awareness of health conditions, such as tooth sensitivity and pain management, demonstrating how our brands can help consumers as part of our strategy to increase household penetration. For example, the Panadol ‘Take Care’ campaign successfully launched in over 10 markets amplifying brand activation and relevance during a key COVID-19 vaccination period.

Innovation

–  R&D is core to our innovation which underpins key elements of our strategy to increase growth. With Adjusted R&D expenditure of £303m in 2022, we launched 52 new innovations and are progressing over 250 active projects, including new products, line extensions and upgrades across all our categories.

–  In the US, Emergen-C continued to see growth with younger households through innovations such as Emergen-C Kidz. In China, a gummy innovation for Caltrate enabled the brand to reach new younger consumers.

Expert advocacy

–  As part of our purpose and growth strategy, we have a focus on Health Professionals as recommendations from these trusted experts can increase our brand reach and act as a driver of brand choice.

–  To increase expert advocacy in 2022, our representatives led 5.9m interactions with Health Professionals to improve their knowledge of our products and the conditions they treat.

–  Based on research and Health Professional’s feedback, in 2022, we launched the Haleon HealthPartner portal, where members can access key services and content such as webinars, training and sample ordering. We also launched the Haleon Centre for Human Sciences, a collaborative community for Health Professionals dedicated to addressing consumer behaviour challenges impacting everyday health.

Commercial excellence

–  Effective commercial execution, both online and in-store, is a key driver to increasing household penetration. To do this, we have focused on ensuring that our brands have the right levels of visibility and the right assortment of packs to support commercial opportunities.

–  Haleon has been recognised for its commercial work across all channels in 2022 including Best of the Best Digital Collaboration at A.S. Watson’s Global Supplier Conference in Asia; Dollar General’s Supplier of the Year and Walgreen’s Customer Centricity Award in the US; and Tesco’s ‘Best in Class’ packaged good supplier in the UK.

Our focus for 2023

–  Continue to drive penetration
with new audiences by further
enhancing our brands’ visibility
and relevance to their unmet
needs.

–  Continue to build an innovation
pipeline focusing on specialist
solutions.

–  Maximise relationships with
Health Professionals to increase
consumer reach through trusted
experts.

Progress against our strategy	Haleon Annual Report and Form 20-F 2022 19

Progress against our strategy continued

 2  Capitalise on new and emerging opportunities

We aim to use our world-class portfolio and competitive capabilities to expand the reach of our brands, grow the market and capitalise on new consumer trends. This includes continued channel expansion with a focus on e-commerce, geographical expansion of our key brands leveraging our extensive scale and powerful routes-to-market, and portfolio expansion including Rx-to-OTC switches.

Channel expansion: e-commerce

–  We are committed to expanding our channel footprint, with a focus on growing e-commerce as a percentage of group sales to mid-teens by 2025. To do this, in 2022, we improved content, optimised media, increased investment in high traffic events and refreshed ‘brand stores’.

–  E-commerce grew 16% to 9% of total sales in 2022. In the US and China, Haleon’s two largest e-commerce markets, sales grew 7% and 40% respectively.

–  We recognise that our categories, particularly OTC, are more regulated than most consumer staples. This currently leads to us having a lower proportion of e-commerce sales here so we will continue to build our capabilities via strategic relationships with leading e-commerce companies.

Geographic expansion

–  To support our growth strategy, we continually assess opportunities to introduce or grow our brands in existing and new markets. To do this, we explore opportunities and considerations for growth depending on local market competition, regulatory restrictions on OTC products and unmet consumer needs.

–  In 2022, parodontax, one of the fastest-growing toothpaste brands globally, launched in South Africa and saw double digit organic revenue growth in the Middle East and Africa.

–  In VMS, Centrum was launched in Egypt and India, which is the world’s sixth largest VMS market[1] and where we see strong structural growth opportunities.

Portfolio expansion: emerging consumer trends

–  In line with our purpose and strategy to identify and support new and emerging health trends, we launched natural variants across a number of markets in 2022, which also allows us to expand demographically as our natural launches often target a younger consumer base.

–  In 2022, our natural launches included Theraflu Naturals, Robitussin Elderberry and Emergen-C Botanicals in the US, as well as Otrivin Breathe Clean and Theraflu Pro-Naturals in Central and Eastern Europe. We will be applying learnings from these launches for future initiatives.

–  We are also investing in the future of everyday health with our global incubator programme, NEXT Re/Wire Health Studio. This supported 12 new consumer health start-ups in 2022 with mentorship, R&D support and commercialisation opportunities.

Portfolio expansion: Rx-to- OTC switches

–  We are committed to progressing switch opportunities, recognising that it is a long-term commitment requiring specific capabilities, expertise and resource to manage the regulatory and clinical process.

–  As part of our strategy to expand our portfolio, we continued to work on our two active switch projects led by our dedicated in-house team and further explored potential other opportunities.

Our focus for 2023

–  Grow e-commerce with sustained
investment and building capability.

–  Explore and act on untapped growth
opportunities – considering
channels, routes-to market,
geographies and trends where we
are under indexed or don’t compete
today.

–  Continue to progress Rx-to-OTC
switch opportunities.

20 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

 3  Maintain strong
execution and
financial discipline

We fuel our growth agenda through strong execution and disciplined cost management. In combination with sales growth, this approach enables us to free up resources for reinvestment, while creating value for our stakeholders.

Quality and supply chain (QSC)

–  In 2022, we successfully began operating as a standalone company and focused on evolving our supply chain following the pandemic to improve customer service, continuity of supply and address challenges such as commodity inflation.

–  With more than 70% of product supply sourced in the same region as the consumer, we are able to manufacture at scale, while retaining the cost and responsiveness benefits of local sourcing.

–  We continued to improve productivity while building a programme of value engineering, supply chain efficiency and procurement initiatives that aim to deliver increased value through cost savings in 2023.

–  Safety and quality in our supply chain operations is essential both for running a responsible business and managing cost control. In 2022, we had fewer reportable incidents and recalls than target, as well as 75 inspections by national regulatory bodies with a 100% success rate across the internal supply network.

–  Like most industries, our supply chain faces challenges due to volatile demand levels, as well as the cost and availability of materials and logistics. We have plans to increase capacity for key constrained products and to enhance the agility and resilience of our supply chain.

Marketing execution

–  In 2022 we focused on improving marketing effectiveness in line with our purpose and strategy. This included an assessment of our approach to media spend which is split 50:50 (online: offline channels).

–  Our revised media strategy rolled out across 90+ markets and we launched Lumina, a state of the art tool to increase our ability to monitor and evaluate spend.

–  With our purpose at their core, our marketing campaigns have been recognised with multiple awards, including Cannes Lions, The Internationalist, US Self-Care, MMA Smarties and I-COM’s data creativity award.

Commercial execution

–  As part of our commercial execution priority, we maintained strong relationships with customers throughout the demerger providing continuous updates on timings, benefits and clarity on changes.

–  We continued to leverage our specialised tools to enable better execution, including our in-house shopper science labs, digital customer relationship management systems, image recognition and machine learning.

–  We also carefully managed price and volume-led growth through targeted costing programmes. This sharp focus on net revenue management has helped optimise margins and supported a healthy balance of organic growth in 2022 with 4.3% price and 4.7% volume/mix.

Cash and cost control

–  As part of our strategy to focus on driving efficiency, effectiveness and agility, we delivered incremental Pfizer synergies during the year, taking the aggregate annual synergies to over £600m.

–  In 2022, we continued to look for opportunities to rationalise our SKU portfolio and improved logistics productivity through warehousing and outbound freight consolidation which helped to partially offset freight and distribution cost inflation. Simultaneously, the business continued its insourcing initiatives, improved return on investment on promotional spend and optimised price-pack architecture across the portfolio.

Our focus for 2023

–  Simplify and future proof our
supply chains.

–  Build more responsive and agile systems to improve visibility, insights and operations.

–  Continue focus on financial discipline to improve profitability and sustain reinvestment in solid growth opportunities.

Progress against our strategy	Haleon Annual Report and Form 20-F 2022 21

Progress against our strategy continued

 4  Run a responsible
business

True to our purpose, our responsible business strategic pillar is committed to making everyday health more inclusive, reducing our environmental impact, and operating with ethical and responsible standards of business conduct. We are a member of the United Nations Global Compact (UNGC) and are committed to aligning ourselves with its 10 principles.

>>   These pages should be read in conjunction with our other disclosures that relate to this strategic pillar including KPIs, our culture and behaviours, people, TCFD and our approach to risk.

Our focus areas

During 2022, we engaged with our internal and
external stakeholders and refreshed our ESG
materiality assessment, to ensure our continued
commitment to areas where we can make the
greatest impact. Our focus areas are outlined in the
graphic and our activities and 2023 priorities are
detailed in the following pages, as well as in our
culture and behaviours, and people sections.

Governance

Day-to-day responsibility for setting and embedding
responsible business targets sits at Executive Team
level. Responsible business is managed through
executive-led steering committees covering
environment, health inclusivity and human rights.
Haleon’s Board receives updates on progress towards
Haleon’s 2025 and 2030 responsible business
commitments on a regular basis. In March 2023, the
Board established an Environmental & Social
Sustainability Committee.

We have responsible business scorecards at
enterprise and business unit levels to track progress
on a quarterly basis. Measures include carbon
reduction, recycle-ready packaging, people
empowered through our health inclusivity initiatives,
leadership gender diversity, health and safety, and
regulatory inspection compliance.

>>  See also pages 13, 16, 26, 28, 59 and 81.

Tackling carbon

emissions

Sourcing trusted

ingredients

sustainably

Working with

responsible

suppliers and

partners to protect

people and the

environment

Investing in

research and

action

Making our packaging more sustainable

Driving change through our purposeful brands

Empowering

self-care

Supporting our

people’s health and

wellbeing

Championing diversity

equity and inclusion

Embedding strong

governance

Endeavouring to always

do the right thing

Health
Inclusivity
Environment
Tackling social and environmental barriers to better everyday health
Upholding our Standards

22 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Health inclusivity

We have set ourselves the goal of helping millions of people to be more included in opportunities for better everyday health. We do this through inclusive products, educational programmes and services. Our aim is to reach 50m people a year by 2025. We track the number of people engaging with a Haleon brand or expert initiative, to improve their self-care in a calendar year. We empowered 22.4m people in 2022.

Below are the key areas we are looking at, they focus on the socially marginalised, including those who are discriminated against because of disability, age, race and ethnicity, gender and sexuality.

Investing in research and action

–  Haleon supported Economist Impact’s publication of the world’s first Health Inclusivity Index. The Index is a comprehensive review that analyses efforts to improve health inclusivity around the world, focusing on 40 countries. It looks at a range of factors, from policies to healthcare provision, and whether health interventions are designed to be inclusive, accessible, and tailored for individuals, communities and vulnerable groups.

–  Findings from the 2022 Index show that empowering people, including from marginalised and vulnerable communities, to engage in their health is key to improving health inclusivity. 80%1 of the countries in the top 10 overall also scored highest in the ‘People and Community Empowerment’ Index category.

–  We have convened several policy workshops with health inclusivity experts to discuss the Index results. Internally, we are using the results to inform our health inclusivity activities, including community investment.

–  In 2023, we will continue to support Economist Impact as they deepen the research in year two to focus on how policy is translated into practice to drive health inclusivity on the ground.

Empowering self-care

–  Working with Health Professionals, we aim to help improve health knowledge and understanding, helping consumers to improve their own health via self-care. One of the ways we engage is through our HealthPartner portal, an online database of tools and materials to support Health Professionals when they have conversations with patients.

–  One of our activities involves Caltrate, a calcium supplement in China. The brand has run several initiatives to raise awareness of the risks of osteoporosis and how to actively prevent and manage it. This includes working with Health Professionals to reach more consumers through online education, in-person outreach and bone density tests.

–  In 2023, we plan to continue to expand our educational content and reach with the aim of engaging more Health Professionals through the HealthPartner portal and reaching more people directly through current and new brand programmes.

Driving change through our purposeful brands

–  We have a number of initiatives across our brands to help tackle specific barriers to better everyday health. For example, to help make our brands more accessible, we have collaborated with Microsoft on expanding the functionality of their Seeing AI app for Haleon products. Seeing AI is a free mobile app that scans the information on product labels and reads it out loud. Consumers can scan the barcode on UK and US Haleon products and hear crucial information such as name, ingredients, and usage instructions.

–  Otrivin, our nasal decongestant brand, has collaborated with the National Schools Partnership to help educate young people on the actions they can take each day to minimise the health impacts of air pollution. To date, the Otrivin educational programme has reached 3,000 school children and is now being rolled out widely across the UK, Poland, India and Egypt.

–  In 2023, we are looking to launch more initiatives across more of our brands while continuing to grow existing projects.

Building healthy communities

–  Haleon works to build healthier communities as part of our commitment to make everyday health more inclusive.

–  We identify opportunities where we can have the most impact, providing local and global voluntary donations to charities, through monetary, product, time, and in-kind donations.

–  For example, during 2022 we donated over £1.7m to the British Red Cross Ukraine Crisis Appeal. And we established our volunteering programme, ‘Haleon Helps’, launched in February 2023. This aims to encourage employees to volunteer time to their local communities in a variety of ways.

–  2023 will be an important year for us to embed our community investment strategy and governance structure, as well as scale our community investment and volunteering efforts.

[1] Source: Economist Impact Health Inclusivity Index.

Progress against our strategy	Haleon Annual Report and Form 20-F 2022 23

Progress against our strategy continued

Run a responsible business continued

Environment

Haleon is focused on continually reducing the environmental impact of its products and operations, whilst equally focusing on positive impacts and identifying opportunities.

We are working with leading standards and industry groups to do this. This includes the Roundtable on Sustainable Palm Oil (RSPO) and Action for Sustainable Derivatives (ASD) for sustainable sourcing of palm oil derivatives, and also the Climate Pledge and Sustainability Consortium to drive recycling of small format packaging.

Our purpose, culture and behaviours underpin our drive to be a net zero carbon company. Our long-term aim is to achieve net zero carbon emissions from source to sale by 2040, aligned to guidance from The Climate Pledge and Race to Zero, versus our 2020 baseline. We have submitted our Scope 1, 2 and 3 goals to the Science Based Targets initiative for verification and have registered our commitment to net zero.

>>  This page should be read in conjunction with our TCFD and SECR disclosures.

Tackling carbon emissions

–  We have set emissions reductions targets aligned to the Intergovernmental Panel on Climate Change (IPCC) pathway to 1.5ºC. Using 2020 as our baseline, we aim to reduce by 100% our net Scope 1 and 2 carbon emissions by 2030.

–  In our 2022 reporting period (1 December 2021 to 30 November 2022), we reduced our net Scope 1 and 2 carbon emissions by 36,000 tCO2e, a 41% reduction versus our 2020 baseline. We did this through achieving 100% renewable electricity across our directly owned and controlled sites.

–  In alignment with PAS 2060, we achieved our first carbon neutral site in Suzhou, China. We invested c.£9m in procuring a solar farm in Guayama, Puerto Rico. In addition, we set up a long-term Power Purchase Agreement in Oak Hill, US.

–  Our plans for 2023 include continuing to install site-based solar energy systems and addressing Scope 1 carbon emissions by transitioning our sites to renewable energy powered systems for heating and cooling.

Making our packaging more sustainable

–  We are working to reduce the amount of virgin petroleum-based plastic we use by 10% by 2025 and a third by 2030, based on our 2020 baseline.

–  To transition our packaging to a more circular model, we aim to develop solutions for all product packaging to be recycle-ready by 2025 where safety, quality and regulations permit.

–  Healthcare packaging currently has limited recyclability, which is why our recycle-ready goal is a key milestone towards making all product packaging recyclable or reusable by 2030, where safety, quality and regulations permit. We are driving global and local initiatives to collect, sort and recycle our packaging at scale by 2030, by collaborating with industry peers and coalitions.

–  Our estimated virgin petroleum-based plastic footprint has increased by 3% in our 2022 reporting period (1 July 2021 to 30 June 2022) from our 2020 baseline, due to high revenue growth and increased inventory related to the pandemic not being fully offset by our packaging reduction initiatives. We remain confident of delivering our 2025 ambition based on a pipeline of projects to reduce and move out of virgin petroleum-based plastic into alternatives, e.g. recycled and bio-based plastic. 65% of our packaging in our 2022 reporting period (1 July 2021 to 30 June 2022), was recycle-ready, thanks to our continued roll-out of recycle-ready toothpaste tubes and the launch of recycle-ready sachets with ENO in India.

–  Our aims for 2023 and beyond are to further reduce our usage of virgin petroleum-based plastic, use more post-consumer recycled, bio-sourced and paper pulp-based packaging, and swap multi-layer laminates for more recyclable mono-layer materials.

Sourcing trusted ingredients sustainably

–  Our goal is that all key agricultural, forest and marine-derived materials used in our ingredients and packaging are sustainably sourced and deforestation-free by 2030.

–  Haleon is a member of ASD, and we now have greater transparency of our palm oil supply chain and suppliers through ASD’s Sustainable Palm Index.

–  We also support the ASD Impact Fund and other initiatives that aim to protect the environment, support nature and biodiversity and local communities.

–  Our focus on sustainably sourced palm oil derivatives continues to have a positive impact. In our 2022 reporting period (1 July 2021 to 30 June 2022), 92% of our palm oil derivatives were mass-balance RSPO certified.

–  During 2023, we are focusing on other key material supply chains including paper, corn and wheat derivatives, soy and mint.

Integrating water stewardship and waste circularity

–  Haleon sends zero waste to landfill from its own manufacturing sites, (where laws allow), and is moving towards greater circularity in its manufacturing waste management as a whole. We support TRUE, a certification programme dedicated to measuring, improving and recognising zero waste performance.

–  In addition, we are reducing the environmental impact of the water we use, and are a member of the Alliance for Water Stewardship (AWS), a global network promoting the responsible use of fresh water.

–  We plan to achieve TRUE Certification at our own manufacturing sites by 2030, and achieve the AWS standard at those sites by 2025, as well as water neutrality at all our manufacturing sites in water-stressed basins by 2030.

–  In 2022, we worked with WWF South Africa to support its water replenishment activities. We expect our Cape Town site to become water-neutral during 2023.

–  In 2023, and beyond, we will focus on certifying our manufacturing sites to TRUE and AWS standards.

24 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Upholding our standards

What we do matters. So does how we do it. Our aim is to always ensure we are a trusted company with high standards of business conduct. We are committed to consumer satisfaction, safety and compliance with good practice regulations. These assure the quality, safety and efficacy of our products. We have consumer, pharmacovigilance and quality policies and processes established to manage this and have portals for consumers to get product information and report adverse reactions.

Below are further key policies from our Code of Conduct that are core to our responsible business strategy and should be read in conjunction with the policies outlined in our culture and behaviours and people sections.

>>  See pages 16, 26 and 70.

>>  Our Modern Slavery Statement and Code of Conduct are available at www.haleon.com

Anti-bribery and corruption (ABAC)

–  We have zero tolerance of all forms of corruption. Haleon is committed to acting with honesty, transparency and integrity in all business dealings, and to complying with all relevant laws and regulations. Our ABAC policy sets out our global principles, standards, and requirements. Haleon employees and contingent workers must observe and uphold the policy.

–  All employees receive ABAC refresher training annually, and new employees and contingent workers are required to complete ABAC training within four weeks of joining Haleon.

–  We run regular ABAC checks internally as part of our financial control procedures, and due diligence checks are performed on all high-risk suppliers.

–  ABAC compliance is reported to the Executive Team and Audit & Risk Committee at least annually, as part of wider policy compliance.

Human rights

–  We have policies and procedures in place that seek to uphold the UN Guiding Principles on Business and Human Rights and the Organisation for Economic Co-operation and Development’s (OECD) guidelines for multinational enterprises. We are committed to upholding the Universal Declaration of Human Rights and the core labour standards set out by the International Labour Organization (ILO). Our Human Rights Policy sets out how we integrate human rights into our business operations and our relationships with suppliers.

–  Ahead of demerger, we conducted a human rights risk assessment. Our assessment included internal stakeholder participation, looking at our risks across our value chain, and a country and business activity risk analysis. Going forwards, we will undertake human rights risk assessments annually.

–  Our January 2022 human rights gap assessment informed our human rights strategy and where we need to focus our efforts to be more effective in risk management. We have developed key actions across three workstreams: building our capacity to understand human rights risks, strengthening due diligence processes and investing in partnerships to prevent and mitigate risks and, where necessary, to remediate impacts.

–  Our Human Rights Steering Committee, comprised of members of our Executive Team and senior management, meet quarterly to provide oversight and support on issues in key areas. They are responsible for approving and embedding our human rights action plan, which is reported to the Board annually.

–  We will be rolling out training on human rights across key parts of the business, and in particular to teams that support supplier management, in 2023. Advanced training and a suite of resources will be provided to those whose roles require it. Human rights is also included as part of our Code training.

Working with responsible suppliers

–  Our supply chain is vital to our continued success - it is complex and has significant scale, and includes a mixture of direct and indirect supplies and services such as raw materials and logistics. We are committed to safe, responsible and transparent business practices and follow set processes for contracting with new suppliers, and those we continue to work with, including due diligence processes and using approved buying channels. Our Working with Responsible Third Parties position paper outlines our expectations of suppliers and other third parties. Haleon is also a member of Manufacture 2030, a platform to drive consistency and transparency of supplier sustainability reporting.

–  Our Third-Party Risk Management (TPRM) process seeks to proactively assess risks across our supply chain, and where necessary we undertake targeted in-depth due diligence. We use a combination of EcoVadis assessments and Pharmaceutical Supply Chain Initiative audits to assess risks.

–  The Board considered our supply chain as part of its key considerations during 2022, see page 71.

Progress against our strategy	Haleon Annual Report and Form 20-F 2022 25

Our people

People at Haleon are motivated by and engaged with their
new company, its exceptional brands and strong purpose.

Our focus

Our aim is to have people policies and initiatives that are designed to provide equal opportunities, create an inclusive culture, and support our purpose, strategy and long-term success. They reflect relevant employment law, including the provisions of the Universal Declaration of Human Rights and ILO Declaration on Fundamental Principles and Rights at Work. We review our policies regularly, including by our Board and Remuneration Committee where relevant.

Attracting, fostering and
developing talent

We are committed to investing in and building high performing, diverse teams to meet our strategic and long-term ambitions. We have a comprehensive and inclusive approach, including apprenticeship and mentoring programmes, and an open, inclusive culture that promotes career development and equal opportunities.

During 2022, we launched ‘The Haleon Experience’, our employee value proposition designed to help current and potential employees understand Haleon culture. The demerger provided a unique opportunity to amplify this proposition with key launch events and employee input into the brand and Haleon headquarters. Employee representatives helped design the Haleon culture and branding, including a crowdsourcing campaign to create the ‘Haleon Sonic’ (the audible sound at the end of advertisements) sung by employees.

We hosted briefings specifically for hiring managers focusing on how to introduce Haleon to external candidates, and drove external awareness of Haleon as an employer of choice with our social employer brand strategy and will monitor outcomes to determine the effect of the employee value proposition on our hiring goals.

We offer a suite of tools to help our people get the most out of their careers at Haleon, from learning and development to our annual performance review process and leadership development programmes. Every employee has access to our internal development portal with its extensive development courses, videos and articles on a range of topics including decision making, building change capability, coaching, influencing others and health and wellbeing. Based on recent feedback, we continue to evaluate how we can better support employees.

As a driver of our culture, we have articulated a set of leadership standards for Haleon that captures the expectations of leaders at Haleon. The Haleon Leadership Standards are a benchmarkable set of descriptions against which we can assess our current leaders, promotable talent and external hires in a globally consistent way.

Our 2023 approach (subject to ongoing consultation in some regions), includes increasing the frequency of conversations (at least quarterly), increasing feedback opportunities across the year and a simpler process, with managers trusted to apply their own judgement using principles and guidance rather than following strict policies.

Employee health and wellbeing

As a company with a focus on everyday health with humanity, the health and wellbeing of our employees is one of our top priorities. We offer a number of tools and initiatives to support this including:

– A free, confidential global Employee Assistance Programme (EAP) for personal, workplace, relationship breakdown, financial and crisis issues.

– Mindfulness training for managers

– Mental health and resilience training, along with webinars on topics such as men’s mental health.

– Access to local occupational health teams.

– Leadership development standards on how to care for and inspire teams.

– A Partnership for Prevention programme giving employees and eligible family members access to a core set of preventive healthcare services at little to no cost.

– Global No Meetings days for office-based employees to give people protected time to focus.

Our people comprise permanent and fixed-term direct employees. Our business is also supported by third-party contingent workers and contractors.

26 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

In 2022, we introduced a Global Caregiver Leave Policy which provides four weeks fully paid leave for employees within a calendar year when they need to care for a loved one, providing them with financial stability and security when they need it most.

We are in the early stages of developing plans and policies aimed at supporting women in the workplace during various phases of their lives, including menopause and perimenopause, and are looking to provide constructive and supportive activities during the coming year.

Strong culture with engaged
employees

Keeping our employees up to date with Company strategy, performance and progress, as well as listening to our employees is vital to the health of our culture and Company performance. We do this via a number of formal channels, including: global broadcasts, site visits, mentoring, employee communications, performance check-ins, ERGs, a Workforce Engagement Director and our annual employee engagement survey. We also engage informally through our internal social media tools and face to face engagement with senior leaders.

The main route to capturing and measuring employee engagement levels is our annual survey. Our 2022 results showed that on average 80% of employees feel that Haleon is fulfilling its core engagement values. The survey highlighted areas where we do well, including our commitment to our core Code of Conduct intent to always do the right thing and our understanding of our consumer and customer needs. Areas where we can do better include work processes that enhance productivity and opportunities to grow and develop. We are prioritising these areas in 2023 and have identified further opportunities to optimise existing processes and structures to become more agile. We acknowledge employee feedback about development opportunities and are actively considering ways to address it.

>>  See Directors’ Remuneration Report for details about employee remuneration from page 82.

>>  See also related disclosures in our KPI, stakeholders, responsible business strategy, approach to risk, and Board activities sections, including Workforce engagement, pages 12, 14, 22, 56 and 70.

Company gender diversity
As at 31 December 2022	Men	Women	Other	Non-disclosed	Total
Directors	6	5	–	–	11
Executive Team[1]	8	6	–	–	14
Executive Team direct reports	59	52	–	1	112
Senior managers[2]	990	770	–	6	1,766
All employees	12,802	11,587	9	224	24,622

[1] At 20 March 2023, the Executive Team comprised seven males, six females and 13 members overall. [2] Comprised of Leadership roles as defined in our glossary.

Diversity, equity and inclusion
(DEI)

We want Haleon to be a place where all our employees feel they truly belong and can be their authentic selves. We are committed to creating a diverse, inclusive and respectful workplace, and view this as key to delivering our purpose.

As part of our responsible business strategy, we are committed to ensuring our business reflects the diversity of the communities within which we operate and we support regular internal and external reporting to ensure transparency. We have a number of DEI policies and initiatives that incorporate key areas of diversity (race, disability, LGBTQ+ gender), and are driven by strong focus areas in ethnicity and gender.

Our aspiration is to achieve gender parity in our leadership community globally by 2030 (48-52%); proportionate to the percentage in society. Gender goals apply to all our leadership population which is defined as employees in regular or fixed-term contracts. Gender goals are aligned to leader’s individual incentives and Long-Term Incentive (LTI) pay-outs.

Our 2022 DEI initiatives include:

–  Using data and analytics to strengthen
our recruitment practices, where legally permitted.

–  Recruiting from more diverse talent pools and channels.

–  Embedding inclusion and diversity in talent management frameworks and processes.

–  ERGs, including four global ERGs on ethnicity, gender, LGBTQ+ and disability

–  Embedding DEI into learning and development, including annual inclusion and diversity training for all employees and modules on representation and unconscious bias.

–  Gender pay gap reports (where local law requires them).

–  Our Global Parental Leave Policy.

Haleon is committed to supporting the recommendations of the FTSE Women Leaders Review and promoting gender balance throughout the business. We are proud to be acknowledged as one of the top 10 performers in 2022.

We have established a Global DEI Council, with endorsement and sponsorship from the CEO and Executive Team, which meets quarterly to set priorities and drive accountability to initiate, fund and oversee the implementation of Haleon’s global DEI activities. Regular discussions are held at Board level, (further details are on page 81).

During 2022, Haleon announced its Global Parental Leave Policy. All new parents, regardless of gender and sexuality, where they live, or how long they have worked with us, are entitled to 26-weeks fully paid parental leave. It means that all employees, whether having a child biologically, via surrogacy or through adoption, do not have to choose between raising a young family and progressing their careers.

We appreciate DEI is an area that we continually need to prioritise. At the end of 2022 we introduced a range of measures to track our initiatives, so that in the future we will be able to report our progress.

In 2023, we intend to develop a Haleon DEI Policy and key objectives to support our DEI goals, further embed our existing initiatives, and explore ways where we can support diversity, for example better supporting those with disabilities.

Our people	Haleon Annual Report and Form 20-F 2022 27

Task Force on Climate-related Financial Disclosures (TCFD)

Our purpose underpins our drive to tackle carbon emissions. We aim to achieve net zero carbon emissions from source to sale by 2040 aligned to guidance from The Climate Pledge and Race to Zero.

Our approach

We are committed to continually reducing our environmental footprint and the impact of our operations and products (see page 22-25). In 2022, we conducted a detailed analysis of our business following the TCFD recommendations. This process improved our understanding of the strength and resilience of our business under different climate scenarios, and emphasised the importance of having risk mitigation plans. Our knowledge of physical and transition risks and opportunities linked to climate change, and the expectations of investors, customers and consumers will continue to evolve. Therefore, we plan to refine our analysis and strategy regularly. The effects of climate change, such as extreme weather conditions, temperature rises or water scarcity, impact people’s daily lives and companies such as Haleon.

Being a responsible business is one of Haleon’s four key strategic priorities. Our responsible business strategy consists of three elements: environment, health inclusivity, and upholding our standards. It plays an integral role in fulfilling our purpose of delivering better everyday health with humanity. The environment pillar of our responsible business strategy covers climate change and includes targets which drive our actions to tackle carbon emissions and make our business more resilient to the impacts of climate change.

Compliance

We comply with the FCA’s Listing Rule 9.8.6R(8), and make disclosures consistent with the SEC’s Guidance Regarding Disclosure Related to Climate Change (2010), and 2021 TCFD guidance and recommended disclosures across all four of the TCFD pillars, as set out on pages 28-35. Haleon was established as a standalone business in July 2022 and is working to fully adopt all TCFD recommendations.

The ‘comply or explain’ obligation has been considered, and due to the ongoing development of internal processes and data verification, we have chosen to explain our current position in Strategy, parts B (page 33) and C (page 33), and Metrics and Targets parts A (page 35) and C (page 34). We aim to be consistent with all TCFD recommendations and disclose these in our 2023 Annual Report. The rationale for explaining Haleon’s plans are provided within respective disclosures.

Next steps

Within each responsible business target we have established focus areas for 2023, which are described on pages 23-25.

Governance

Board’s oversight of climate-related
risks and opportunities

The Board oversees the Group’s risks and opportunities, including climate change. Haleon has an Audit & Risk Committee (ARC) that supports the Board in risk-related responsibilities. The ARC’s responsibilities include oversight of the Group’s risk management system. It receives regular reports from the Head of Audit & Risk, which include climate-related risks. Further information about risk governance is set out on page 56. In September 2022, the Board approved Haleon’s climate strategy and carbon-emission targets. Subsequently, the carbon-emissions targets were submitted to the Science Based Targets initiative (SBTi) for validation.

Together, the Executive Team and Heads of Audit & Risk and Ethics & Compliance form the Enterprise Risk and Compliance Committee (ERCC). The ERCC meets quarterly and ensures that risks are managed effectively. The ERCC discusses principal and emerging risks, including reviewing industry trends, regulatory developments, high-profile incidents, and critical audit findings. Each principal risk has an assigned ERCC member responsible for designing and implementing a risk mitigation strategy and regularly reporting risk updates to both ARC and ERCC. This structure and process is applied to Haleon’s environmental, social and governance (ESG) principal risk, which covers climate-related risks (see page 59). This is owned by the Head of Transformation and Sustainability and monitored through Haleon’s risk management framework and processes built into the global functions’ and business units’ day-to-day activities.

Working groups in our global functions, categories and business units integrate responsible business targets, principles and initiatives (including climate change) into Haleon’s strategic business planning process, capital planning and budgeting, day-to-day responsibilities and key performance indicator (KPI) management. This ensures that the Executive Team considers climate-related factors and monitors performance against metrics and targets as part of our core business activities. Climate change and wider responsible business considerations will be incorporated into the decision-making process for future potential divestments or acquisitions.

Haleon was formed in July 2022 and at the date of publication of this Annual Report has not yet undertaken any significant divestments or acquisitions.

Day-to-day responsibility for setting and embedding responsible business targets, which include climate change, sits at the Executive Team level. Business scorecards at Enterprise and business unit levels are used to track KPI delivery and progress towards our external sustainability targets on a quarterly basis across both our environmental and social targets, including our targets to reduce carbon emissions. The Executive Team and regional leadership teams review scorecard performance quarterly and KPI delivery is linked to employee personal objectives and individual performance where relevant. Additionally, performance against our Scope 1 and 2 carbon emission reduction goal is linked to Haleon’s Long Term Incentive Performance Share Plan.

28 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

The Executive Team receives quarterly updates on the status of KPIs measured on Haleon’s responsible business scorecard and progression towards Haleon’s 2025 and 2030 responsible business targets.

Management’s role in assessing and
managing climate-related risks and
opportunities
Responsible business governance is an Executive Team responsibility managed via three executive-led committees (see diagram, right). These are the Environment, the Health Inclusivity, and the Human Rights Steering Committees. Our Head of Transformation and Sustainability (member of the Executive Team) chairs our Environment Steering Committee that makes strategic recommendations on managing our environmental footprint for approval by the Executive Team and the Board. It also monitors climate-related issues and works to integrate our sustainability strategy into our broader organisation. The Environment Steering Committee meets at least quarterly and regularly reviews our climate performance and other environmental KPIs. It is composed of members of senior management, including the Vice President of Sustainability, representatives from our categories and business units, the Chief Supply Chain Officer, the Chief Corporate Affairs Officer, the Chief Scientific Officer, the Chief Procurement Officer, the R&D

Responsible Business governance structure Cross-functional steering committees help deliver our strategies and action plans and embed responsibility into our business and investment decisions.

Board of Directors Overall responsibility for Haleon’s responsible business strategy.

Haleon Executive Team Responsible for overseeing and driving responsible business performance and execution of the strategic initiatives.

Environment Steering Committee Sets strategic direction of Haleon’s environmental strategy.	Health Inclusivity Steering Committee Sets strategic direction of Haleon’s health inclusivity strategy.	Human Rights Steering Committee Oversight on human rights strategy and action plan.

Head of Packaging, the Head of Global Ethics & Compliance plus appropriate experts from the Sustainability team. Members of the Environment Steering Committee were chosen due to their functional expertise, and ownership of and responsibility for delivering our responsible business targets, including carbon emissions reduction targets.

To embed risk management in day-to-day business, a series of Compliance and Risk Forums (CRF) is run by our functional teams, categories and business units, including the sustainability team. The

Sustainability CRF is responsible for monitoring, assessing, and mitigating potential risks that may impact Haleon’s responsible business strategy delivery, including risks associated with climate change. The Sustainability CRF meets monthly and consists of the Vice President of Sustainability, the members of the sustainability team and the Director of Sustainability Corporate Affairs. The outputs from the Sustainability CRF across the organisation feed into the ERCC as detailed above.

Strategy

Climate-related risks and
opportunities

In 2022, with support from EY, we conducted a detailed analysis using TCFD’s recommendations. The aim was to determine Haleon’s risk resilience and identify the opportunities associated with transitioning to a low-carbon economy. We used three time horizons: short term (0-20 years), medium term (20-50 years) and long term (50-80 years). Going forward, Haleon will look to align the time horizons to our 2030 and 2040 carbon emissions reduction targets. We used three different scenarios:

–  ‘Business As Usual’ (BAU) scenario with a +4.5°C temperature rise by 2100. In line with the Intergovernmental Panel on Climate Change (IPCC) RCP8.5 and the Network for Greening the Financial System (NGFS) scenario: Current Policies and Nationally Determined Contributions (NDCs).

–  ‘Policy-led transition’ scenario with a temperature rise well below 2°C by 2100. In line with IPCC RCP2.6 and the NGFS scenarios: Divergent Net Zero and Delayed Transition.

–  ‘Consumer-led transition’ scenario with +1.5°C temperature rise by 2100. In line with IPCC RCP2.6 and the NGFS scenario: Net Zero 2050.

The Representative Concentration Pathways (RCPs), developed by the IPCC, were used for the physical risks. We chose the IPCC scenarios because they are commonly known, used and provide a high level of granularity. We used the NGFS scenarios for the transition risks. The NGFS is a common starting point for analysing economic and financial climate risks. However, due to the complex nature and interconnectedness of climate policy, technological progress and consumer preferences, transition risk may materialise in ways that are difficult to foresee, and this is a limitation of this scenario analysis. Within the scenarios, we established the key factors driving exposure to risks and opportunities:

–  Environmental factors: impact of climate change on business and society.

–  Regulatory factors: implementation of carbon-related regulation, investment in low-carbon technologies.

–  Competition: sustainable consumption trends, with new entrants from FMCG industries and the rise of e-commerce.

The team, which consisted of critical functions (including Finance, Sustainability, Risk Management, Procurement, Insurance, and Global Categories) and was supported by EY consultants, identified, and assessed Haleon’s climate-related risks and opportunities. Our analysis was conducted at geographical level and covered Haleon’s manufacturing sites, key third-party contract manufacturing organisations (CMOs) and key direct suppliers selected based on strategic importance. We used the expertise of these stakeholders combined with relevant data and tools such as EY Predict to assess the potential impact of identified risks. We did this in line with the process described in the ‘Risk Management’ TCFD disclosure on page 33.

As a result of the above process, we identified a group of risks and opportunities related to climate change:

–  Increased occurrence of extreme-climate events (heavy rainfall, flooding, storm) impacting operations and supply chain.

–  Impact of chronic and acute climate change on nature-based raw materials

Task force on climate-related financial disclosures (TCFD)	Haleon Annual Report and Form 20-F 2022 29

Task Force on Climate-related Financial Disclosures (TCFD) continued

–   Impact of increased extreme temperatures on demand for respiratory products.

–   Increase in fossil energy costs.

–   Limited ability of strategic suppliers/CMOs to quickly adapt to increased regulatory pressure.

–   Increase in carbon pricing.

–   Growing demand for sustainable and zero-deforestation raw materials.

–   Increasing sustainability competition in the consumer healthcare segment.

–   Strengthening of climate-related regulations (corporate-level requirements and mandates on products).

–   Increasing customer expectations on sustainability and demand for sustainable products.

–   Strengthening of relationship with strategic suppliers/CMOs around sustainability issues.

–   Decreasing cost of renewable and energy-efficient technologies.

Haleon assessed the likelihood and impact of the risks and opportunities to understand their materiality. Specific climate-related issues potentially arising in each time horizon that could have a material fiscal impact on Haleon are described in the table below. Haleon, aware that the risks may increase in impact, or coincide, will continue to work with the relevant functions internally to ensure proper risk management is in place.

Climate-related risks and opportunities

Risk or opportunity	Potential impact		How it is managed
Physical risks
Damage and disruption caused by extreme weather events ■■■

All our manufacturing sites were included in the scope of the analysis with the aim of understanding the potential impact of risks caused by acute (flooding, heavy precipitation, extreme winds) and chronic (drought and water stress, temperature variations) extreme weather events. The main outcomes were:

–  Flooding risk (flash flood and riverine flooding) that may impact our largest sites remains the main risk in terms of potential property damage and business interruption.

–  Drought risk that may impact our largest sites remains the main risk in terms of potential increase of operating expenses and capital expenditures, and reduced labour/capital productivity.

–  Drought risks and temperature-induced increase in operating expenses can be exacerbated by local water stress context leading to restrictions and strengthened regulations.

Production sites are all included within a loss-prevention survey programme and are routinely visited to ensure appropriate resilience measures are in place, including flood, wind and storm protection. A continuous improvement programme is in operation to further enhance the ability of the sites to withstand extreme weather events. Our manufacturing sites have emergency plans, disaster recovery plans (DRPs) and business continuity plans (BCPs). DRPs cover recovery plans for any type of disaster. BCPs, where appropriate (especially for sites previously affected by climate-related events, such as hurricanes (Guayama, Puerto Rico site in 2017) or floods (Nyon, Switzerland site in 2015 and 2018)), have guidelines for environmental events. We established BCPs to:

–  Set out strategy and tactical steps to ensure business operations can recover in an appropriate time frames aligned with company objectives.

–  Minimise supply chain impact and time disruption through effective contingency and recovery of strategies

–  Allow for a quick and organised response.

Our BCPs include options for multiple sourcing for manufacturing of our products. This is achieved by using a combination of Haleon or key third-party manufacturing organisations sites spread across different geographies. This strategy is supporting Haleon’s supply continuity and aims to protect revenue, margin and market share. In response to the potential increase and impact of the physical risks we regularly review our network strategy. Over the coming years, we may need to relocate manufacturing sites or find alternative supply routes.

To understand and manage water risks, we have two operational water targets which guide sites to consider their water use and impacts, and work collaboratively and transparently with others to address shared water challenges at the catchment-scale. Currently, we are working on a value-chain water footprint analysis which will help us better understand potential physical risks related to water in specific geographies and prioritise actions.

The ‘How it is managed’ section of the risk ‘Reduced availability and increased price volatility of raw materials due to climate change’ describes how we are ensuring supply continuity. However, Haleon needs to engage with strategic suppliers and CMOs to assess their awareness and readiness to respond to the potential physical risks related to climate change.

	Risk	Sites with the highest potential exposure
	Flood	TSKF (China), Dungarvan (Ireland), Nyon (Switzerland), Suzhou (China)
	Extreme wind	Guayama (Puerto Rico), Mount Lavinia (Sri Lanka), Hsinchu (Taiwan), Suzhou (China)
	Drought	Aprilia (Italy), Suzhou (China), TSKF(China)

This analysis covered Haleon’s key third-party manufacturing organisations and suppliers. It was identified that:

–  61 out of 67 strategic CMO and suppliers’ locations could be impacted by 2050 by acute climate-related risks.

–  33 out of 67 strategic CMO and suppliers’ locations selected could be impacted by 2050 by chronic climate-related risks.

This physical risk is expected to have the highest potential impact under the assumptions of the BAU scenario and to materialise at the short- to mid-term time horizon.

Key Risks’ financial impact				Time horizon for impact
■ Low risk £10m-£40m	■ Medium risk £40m-£80m	■ High risk >£80m	■ Opportunity	Short-term 0-20 years	Medium-term 20-50 years	Long-term 50-80 years

30 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Risk or opportunity	Potential impact	How it is managed
Physical risks continued
Reduced availability and increased price volatility of raw materials due to climate change ■■■

Within the scope of this risk assessment were the materials from which we source key derivatives: corn, mint, palm oil and cellulose. Derivatives of these crops account for more than 95% of Haleon’s key agricultural, forest and marine materials. We used qualitative analysis for all of the materials above. For corn, due to the high importance of corn derivatives (such as sorbitol), a quantitative analysis was also carried out. The table below is a summary of key findings for each raw material. The highest exposure to the physical risks is expected to materialise in the BAU scenario at short- to medium-term time horizon.

Continuity of supply is a priority for our procurement team. The strategy involves multiple sourcing from different geographical regions and holding materials’ safety stocks where feasible. The effects of climate change and the need to comply with global legislation and NGOs’ requirements have influenced the development of a Sustainable Sourcing, Scope 3 carbon emissions and Sustainable Packaging strategy. All programmes involve work between the Sustainability, Procurement and R&D teams and our suppliers. Our aim is to deliver on our responsible business targets and, through this, reduce our carbon emissions, source key agricultural, forest and marine-derived materials sustainably and deforestation free and make our packaging more sustainable. We are aware that physical risks may impact material availability and price, therefore we may need to reformulate our products to overcome long-term supply issues. Progress against our sustainable sourcing strategy is described on page 24.

Raw material	Key findings
Corn

–  By 2050, up to 30% of corn yield loss could occur in the most exposed sourcing regions (US, China, France).

–  Significantly, a 1% decrease in yield induces a corresponding increase in corn prices from 0.3% up to 5% (depending on the country).

–  NGFS modelling anticipates a potential 25% yield gap for cereal by 2050 between a low (Consumer-led/Policy-led transition) and high (BAU) carbon emissions scenarios (RCP2.6 Vs. RCP8.5).

Mint

–  Mint sourcing locations are expected to be under a very high exposure to water stress (India, US) and flooding (US) within the medium-term horizon in the BAU scenario.

–  India is the main global sourcing region for mint and is already suffering from high levels of water stress that will continue. Sourcing locations within India will be highly exposed, while the increased frequency and intensity of drought events will further increase the wildfire susceptibility (more than 150 days per year under a very high likelihood of wildfire within Barabanki region, for instance).

–  Moreover, as most of India’s mint oil comes from smallholder farms, this might lead to increased vulnerability due to smallholders having less mature adaptation and monitoring plans compared to large growers.

Palm oil

–  Palm oil mills from which Haleon sources from are mostly located in Asia (Indonesia, Malaysia), in areas very highly exposed to flooding and heavy precipitations.

–  Some mills in Indonesia and the southern part of Malaysia are exposed to coastal flooding events or riverine flooding events.

Cellulose

–  Cellulose sourcing regions are located all over the world, therefore it was challenging to cover them all. We conducted analysis for sourcing based in the US. It was found that flooding (riverine and coastal) and heavy precipitation are the main physical risks.

Key Risks’ financial impact				Time horizon for impact
■ Low risk £10m-£40m	■ Medium risk £40m-£80m	■ High risk >£80m	■ Opportunity	Short-term 0-20 years	Medium-term 20-50 years	Long-term 50-80 years

Task force on climate-related financial disclosures (TCFD)	Haleon Annual Report and Form 20-F 2022 31

Task Force on Climate-related

Financial Disclosures (TCFD) continued

Climate-related risks and opportunities continued

Risk or opportunity	Potential impact	How it is managed
Transitional risks and opportunities
Carbon pricing regulations ■■■

The strengthening of carbon emissions control by introducing and increasing carbon taxes could expose Haleon to an increase in direct operating costs and an increase in the costs of purchasing carbon-intensive raw materials. Suppliers could pass on their increase in production costs to Haleon.

Haleon and its suppliers have manufacturing, R&D and sales operations across the globe. Carbon taxes on energy supply already exist in several countries e.g., UK and some EU countries.

Haleon used two forward-looking scenarios (Consumer-led transition and Policy-led transition) to calculate the potential impact of carbon price changes in the short-term (£78-113/tCO2e by 2030).

Analysis of the trends related to carbon pricing regulations found that:

–  Carbon price is expected to be higher in the Policy-led transition scenario to incentivise investment in low-carbon technologies in the absence of strong market pressure.

–  Carbon price will not significantly increase in the BAU scenario, only geographical coverage will evolve.

–  Evolution of the sectoral coverage of the EU Emissions Trading System (ETS) and UK-ETS in 2025 is the main short-term risk.

–  Extension of carbon pricing regulation to new states/provinces in the US and China is the main risk in the short-term.

Haleon has committed to reducing net Scope 1 and 2 carbon emissions by 100% by 2030, versus its 2020 baseline. This target is underpinned by a 95% absolute reduction target. Delivering these targets will mitigate our operations’ exposure to future carbon pricing and environmental taxation.

Haleon has an ambitious aim to reduce its Scope 3 carbon emissions by 42% by 2030, versus its 2020 baseline. Carbon emissions from purchased goods and services account for over half of our carbon emissions across Scope 1, 2 and 3. Therefore, we are working with our suppliers and partners like Manufacture 2030 to help suppliers map their carbon emissions and take actions to reduce them by: switching to renewable electricity and energy, making efficiency improvements and by identifying low or no greenhouse gas alternatives to feedstocks they use to make raw and packaging materials.

More details about our Scope 1, 2 and 3 carbon emissions reduction strategy can be found in the ‘Strategy’ part of the TCFD disclosure on page 33.

Risk/ Opportunity
Loss of attractiveness due to consumers’ increasing expectations described, not quantified Additional revenue with sustainable products ■■■

Consumers’ and customers’ expectations and demand for sustainable products are increasing. We analysed the relationship between sustainability and market share and estimated potential opportunities associated with improved sustainability performance. Investing in sustainability is expected to positively impact Haleon’s performance in all three scenarios we tested. In the short-term (2030), demographic evolutions and regional growth differences will drive an increase in sustainably marketed products and services. Currently OECD and Europe represent the largest sustainability market. High consumer concern for sustainability issues in emerging economies, where fast market growth is expected and among generations Z and Alpha whose purchasing power is increasing over time, will accelerate the shift toward more sustainable products. The expansion and high growth rates of retailer-led sustainable choices ranges will also drive sustainability market growth.

We strive to always meet or exceed legal requirements and the expectations and requirements of our investors, NGOs, consumers, and customers. As part of this, we are fully committed to deliver on our responsible business strategy and targets (for details, see pages 22-25). We have carried out life cycle assessments for 11 key products across our top brands to better identify the risks and opportunities across their life cycle stages. Through collaborations with suppliers, external stakeholders, and organisations we are making progress within Scope 3 carbon emissions, sustainable sourcing and packaging workstreams which will help reduce our overall Haleon environmental impact and the impact of the key products across our top brands. Sustainability claims help make it easier for our consumers to fulfil their growing desire to buy sustainably. We are participating in externally verified sustainable choice ranges such as Amazon’s Climate Pledge Friendly Programme and other customers’ sustainable ranges (e.g. A.S. Watson Sustainable Choices), as well as making direct claims on our products and at point of sale. Where we do this, we see higher growth – driven by increased consumer appeal and preferential display and shelf position in retail. Our social strategy is focused on improving health inclusivity – empowering millions of people to be more included in opportunities for better everyday health. The health of people is inextricably linked to the health of the planet and our social target actions include equipping consumers and Health Professionals with advice on how to mitigate the impacts of climate change and related health impacts such as rising levels of air pollution on their everyday health (for more details, see page 23).

Key Risks’ financial impact				Time horizon for impact
■ Low risk £10m-£40m	■ Medium risk £40m-£80m	■ High risk >£80m	■ Opportunity	Short-term 0-20 years	Medium-term 20-50 years	Long-term 50-80 years

32 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Strategy continued

Impact of climate-related risks and opportunities

Where relevant, knowledge of how the risk or opportunity impacts our supply chain, operations or adaptation and mitigation activities is provided (see the table on the previous page). Haleon will assess how climate-related risks and opportunities may affect the remaining areas of our business, strategy, and financial planning: products and services, investment in research and development, acquisitions or divestments and access to capital. Climate-related issues are currently being considered as part of our manufacturing site network strategy and investment plans. Going forward we aim to integrate climate-related issues more widely into Haleon’s financial planning process. As part of the TCFD analysis, the potential fiscal impact of climate-related issues was estimated using different scenarios as described in the tables on pages 30-32. Haleon provided this information using low, medium, and high-risk financial ranges. We see this as a first step towards considering climate-related issues as an input to financial planning.

Haleon’s carbon emissions reduction targets are detailed on pages 24 and 34.

We aim to meet our Scope 1, 2 and 3 commitments by the following actions.

Scope 1. We have completed a desktop analysis of our Scope 1 footprint and created a bespoke high-level decarbonisation route map for each of our manufacturing sites. From this, we have built a high-level investment plan for capital planning purposes, which has been included in our strategic planning process. In 2023 and 2024, we will develop the decarbonisation route map into a fully costed plan and detailed engineering designs that will be taken forward into execution in time to meet our targets. The decarbonisation solutions combine technologies, including: heat pumps, steam generators and renewable fuels, including green gas and hydrogen.

Scope 2. In the 2022 reporting period (1 December 2021 to 30 November 2022), we achieved our target of using 100% renewable electricity across all of Haleon’s manufacturing sites (where we have operational control). This has been achieved through the procurement of renewable electricity via RECs, solar installation at 12 of our 24 sites and two flagship projects in North America (see page 199). Where we have generated electricity on site, we have procured carbon offsets to cover the fossil fuels we have used. We have a small amount of municipal steam and minimal fugitive emissions remaining.

Scope 3. We updated our 2020 scope-3 carbon-emission baseline and calculated our 2022 carbon-emission footprint (reporting period 1 July 2021 to 30 June 2022). The result shows that in the 2022 reporting period, our Scope 3 carbon emissions from source to sale had decreased marginally by c.5,000 tonnes, a ~0% change versus our 2020 baseline. This modest reduction in Scope 3 carbon emissions, despite strong sales volume growth and an increase in strategic inventory of raw and packaging materials linked to the Pandemic, shows we are starting to decouple business growth from Scope 3 carbon emissions. To build on this our priority focus is on reducing carbon emissions from purchased goods and services, which account for over half of our total carbon emissions across scope 1, 2, and 3. Our action plan includes working with third-party manufacturing organisations and critical raw and packaging materials suppliers to drive their transition to renewable electricity. Our medium-term action plan includes removing, reducing, and replacing carbon-intensive raw and packaging materials and is likely to require us to offset residual emissions, to achieve our aim of reducing our Scope 3 carbon emissions from source to sale by 42% by 2030, versus our 2020 baseline. To fulfil our 2040 Net Zero carbon emissions target from source to sale will require significant development work across our product portfolio and innovation in new formats and alternative raw and packaging materials. Given the development, testing and regulatory lead times associated with this, work is starting now to identify low/no carbon sources alternatives. Haleon has decided to ‘explain’ its current position on this recommendation. In the future, where we determine that carbon offsets are required, we will consider the Climate Pledge and Race to Zero guidance on appropriate practice.

Resilience of the organisation’s strategy

The TCFD analysis conducted in 2022 provided Haleon with many insights on how climate change may impact Haleon under assumptions of different scenarios. Haleon used three scenarios: one ‘high carbon’ (BAU) and two ‘low carbon’ (Consumer-led and Policy-led transition). Information on how our strategy and its resilience may be impacted by climate change is captured on pages 30-32.

The column ‘Potential impact’ explains scenarios and how our strategy may be affected. The column ‘How it is managed’ explains how resilient the strategy is and what solutions Haleon has. Haleon has decided to ‘explain’ its current position on this recommendation.

Risk management

Organisation’s processes for identifying and assessing climate-related risks

Functional groups in Haleon, including the Sustainability team, have regular CRF meetings. As described in the ‘Governance’ section, the Sustainability CRF consists of the Vice President of Sustainability, experts from the Sustainability team, including experts in climate, water, sustainable sourcing and nature/biodiversity and the Corporate Affairs team representative.

At Haleon, continual assessment and management of risk are embedded in our strategy to achieve our long-term targets, including climate-related targets. We continuously assess and evaluate the risks posed by the changing environments in which we operate to ensure an appropriate, measured, and timely response by considering potential impacts and most likely scenarios.

The Sustainability CRF, used its team of experts to map the circumstances that could lead to failure or delay in delivering our responsible business targets, including climate-related targets.

This involved asking a series of questions: What could go wrong? Therefore, what risk does this create? Resulting in an impact/consequence/likelihood of? This resulted in a risk rating that guided prioritisation. This top-down process is complemented by horizon scanning to identify external trends, such as legal and regulatory developments, evolving customer and consumer expectations and opportunities, and emerging science/expert opinion. In addition, inputs from CRFs in different parts of the organisation were sought to help identify risks and opportunities.

Task force on climate-related financial disclosures (TCFD)	Haleon Annual Report and Form 20-F 2022 33

Task Force on Climate-related
Financial Disclosures (TCFD) continued

Risk management continued

Organisation’s processes for managing climate-related risks

The purpose of CRFs is to stimulate the identification of risks using a combination of internal knowledge and external factors and to develop action plans to mitigate, transfer or accept the risks. The Sustainability CRF is dedicated to identifying and managing risks impacting the responsible business strategy, including transition and physical climate-related risks. In addition, thanks to the tiered accountability for risk management across the organisation, other groups may identify climate-related risks and discharge them to the appropriate CRF where the risk is best managed (e.g., Sustainability, Procurement, Supply Chain CRFs). Identified risks are then processed to establish materiality using an internally documented process.

Integration of climate-related risks into the organisation’s overall risk management

Haleon’s procedure for risk management, including climate-related risks, uses an internal control framework (ICF) methodology based on recognised international standards (e.g., ISO31000, COSO) and is used at all levels of the organisation. Haleon’s ICF helps identify, prioritise, and mitigate risks as follows. Firstly, the ICF quantifies the risk’s likelihood and its impact, then it applies a series of checks and balances designed to reduce the likelihood of any risk materialising and its impact as well as tracking that planned mitigations are working. Combining these elements produces a risk heat map and classifies the risks as ‘low’, ‘medium’, ‘high’, or ‘very high’. For TCFD, we are treating ‘high’ and ‘very high’ risks as one category: ‘high’. Risks classified as ‘high’ are prioritised, and mitigating action plans are developed to reduce such risks’ impact, likelihood, or both. The next step is to record the risk rating rationale and assign an action owner. With support from the Sustainability CRF’s members and other relevant stakeholders, the risk owner proposes risk mitigation actions. The Sustainability CRF meets monthly and assesses the progress of risk mitigation plans to ensure these are effective and that the risk is controlled. If necessary, the Sustainability CRF can escalate unresolved issues (including climate-related issues) to senior leaders via the Environment Steering Committee and onwards to the Executive Team, ARC and the Board, if needed.

Metrics and targets

Targets used by the organisation to manage climate-related risks and opportunities

In September 2022, the Board approved Haleon’s responsible business targets (including climate-related targets that are part of the Environment pillar). Haleon’s 2022 performance and focus areas for 2023 are described on pages 22-25. Haleon’s responsible business scorecards, described in the ‘Governance’ section of the TCFD disclosure on page 28, are used to track, and performance-manage progress against our external targets. We do not have a target regarding avoided carbon emissions through the entire product life cycle or net revenue targets for products and services designed for a low-carbon economy. However, as part of our innovation process, we have developed a quantitative impact assessment tool which enables the team to quantify the carbon, packaging and trusted ingredient impact of product and packaging design choices. Results are reviewed as part of Project Management Board meetings (PMB meetings) to ensure the climate impact of design choices is considered when progressing projects. Haleon has decided to “explain” its current position on this recommendation.

Haleon’s targets We aim to:

–  Reduce our net Scope 1 and 2 carbon emissions by 100% by 2030.[1]

–  Reduce our Scope 3 carbon emissions from source to sale by 42% by 2030.[1]

–  Achieve Net Zero carbon emissions by 2040 aligned to guidance from The Climate Pledge and Race to Zero.

–  Reduce our use of virgin petroleum-based plastic by 10% by 2025 and a third by 2030.[2]

–  Develop solutions for all product packaging to be recycle-ready by 2025 and recyclable or reusable by 2030.[3]

–  Work with partners to drive global and local initiatives to collect, sort and recycle our packaging at scale by 2030.

–  Ensure that all of our key agricultural, forest and marine-derived materials used in our ingredients and packaging are sustainably sourced and deforestation free by 2030.[4]

–  Achieve TRUE certification at our own manufacturing sites by 2030.

–  Achieve the Alliance for Water Stewardship standard at all our own manufacturing sites by 2025 and to achieve water neutrality at all our own manufacturing sites in water-stressed basins by 2030.

[1] Versus our 2020 baseline. Our goal to reduce net Scope 1 and 2 carbon emissions by 100% by 2030 is underpinned by a 95% absolute reduction target. We have submitted our Scope 1, 2 and 3 goals to the Science Based Targets initiative for verification and have registered our commitment to Net Zero.

[2] Versus our 2020 baseline.

[3] Where safety, quality and regulations permit.

[4] Scope includes Haleon’s globally managed spend on key materials which are agricultural, forestry or marine-derived. Globally managed spend covers the majority of our internal spend and expands across some of our third-party manufacturing network.

34 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Metrics used by the organisation to assess climate-related risks and opportunities

Since its creation in 2022, Haleon has made rapid progress in establishing its standalone responsible business strategy, targets, delivery plans, performance and risk management forums, and processes. However, we are still developing some metrics recommended by TCFD: transition risks (amount and extent of assets or business activities vulnerable to transition risks), climate-related opportunities (proportion of revenue, assets, or other business activities aligned with climate-related opportunities), capital deployment (amount of capital expenditure, financing, or investment deployed toward climate-related risks and opportunities). Currently, we are measuring our carbon emissions (disclosed, in the table on the right) and the number of sites under water-stress (now four out of 24 sites). Regarding remuneration, at Haleon, specific responsible business-related (including climate-related) KPIs are built into individuals’ objectives and performance where relevant. Additionally, performance against our Scope 1 and 2 carbon emission reduction target is linked to Haleon’s Performance Share Bonus Plan. During the TCFD analysis, to understand our exposure to carbon pricing regulations, we used the following carbon prices £78-£113/tCO2e. In 2023 and 2024, we will focus on developing the remaining metrics recommended by TCFD. Haleon uses metrics related to renewable energy and electricity (as shown below).

Scope 1, Scope 2 and Scope 3 disclosure

Haleon calculates and discloses Scope 1, 2 and 3 carbon emissions, on page 199, where we disclose Scope 1 and 2 in line with Streamlined Energy and Carbon Reporting guidance. We used carbon emissions calculated based on 2020 data as the baseline for determining our targets related to carbon emissions. This data was crucial for determining our exposure to carbon pricing regulations risk. The analysis showed that this risk is the most material for Haleon. The potential impact and risk management are described on page 32.

					2020 Baseline Year	2021	2022
				Total Scope 1 emissions (thousands of tonnes CO2e, including on-site fuel use, fleet mileage and refrigerant losses)	57	60	65
				Total Scope 2 emissions (location-based) (thousands of tonnes CO2e)	141	145	137
				Total Scope 2 emissions (market-based) (thousands of tonnes CO2e)	32	15	7
				Total Scope 1 & 2 emissions (location-based) (thousands of tonnes CO2e)	198	205	192
				Total Scope 1 & 2 emissions (market-based) (thousands of tonnes CO2e)	89	75	62
				Total Scope 3 emissions (thousands of tonnes CO2e)	1,755	1,830	1,721

				Our Net Zero Commitment

Net Zero Goal

We aim to achieve Net Zero carbon emissions from source to sale by 2040 aligned to guidance from The Climate Pledge and Race to Zero (versus our 2020 baseline). We have submitted our Scope 1, 2 and 3 goals to the Science Based Targets initiative for verification and registered our commitment to Net Zero carbon emissions*.

–  Our short-term action plan includes working with suppliers to accelerate their transition to renewable electricity

–  Our medium-term action plan includes reducing and/or replacing carbon emission intensive raw and pack materials, to achieve our aim of reducing our Scope 3 emissions from source to sale by 42% by 2030.

Impact on our business

Achieving Net Zero carbon emissions from source to sale by 2040 requires significant change in our upstream supply chain.

–  We are focusing first on Purchased Goods and Services (over half of our total carbon emissions across Scope 1, 2 and 3), building joint action plans with suppliers to address our highest carbon emission intensive raw and pack materials.

–  Challenges include the availability at affordable cost and scale of low/no carbon emission intensive raw and pack materials

Progress

In our first reporting year, our Scope 3 carbon emissions from source to sale decreased marginally by about 5,000 tonnes, a 0% change from our 2020 baseline.

–  This modest reduction in Scope-3 carbon emissions, despite high volume growth and increased inventory related to the pandemic shows we are starting to decouple business growth from Scope 3 carbon emissions.

*   Scope-3 carbon emissions are reported in line with the Greenhouse Gas Protocol Corporate Standard |
Greenhouse Gas Protocol (ghgprotocol.org), the industry standard for corporate reporting on scope-3 carbon emissions. Our Net Zero and Scope 3 carbon emissions targets span all carbon-emission categories from source to sale (excluding GHG-protocol categories 6, 7, 10-15).

	2020 Baseline Year	2021	2020
% Renewable electricity consumed	85	86	100
% Renewable energy consumed	47	47	55

Additionally, Haleon has started to measure progress against waste reduction and circularity, water reduction and energy reduction. Haleon has decided to ‘explain’ its current position on this recommendation.

Task force on climate-related financial disclosures (TCFD)	Haleon Annual Report and Form 20-F 2022 35

2022 Business review

Chief Financial Officer’s review

Tobias Hestler Chief Financial Officer

2022 was a landmark year for Haleon. Over the last decade, we have been focused on integrating the Novartis and Pfizer Consumer Healthcare businesses and devoted significant energy towards separating the business from GSK.

Ahead of the demerger, we put in place new functions and structures to be fit for life as a standalone company and built out processes and capabilities across the business. I am pleased to report that all integration and separation projects were successful, and we became an independently listed company on 18 July 2022. We have done this while also ensuring that the business remained competitive, delivered market share gains and strong profitable growth along with healthy cash flow. This was a significant undertaking, and I would like to thank everyone at Haleon for helping in this effort and ensuring our long-term success.

Delivering value

We remain focused on driving value for our stakeholders, which starts with our medium-term guidance of delivering 4-6% annual organic revenue growth and, coupled with our strong gross margin, provides us with capacity to invest in A&P and R&D ahead of sales growth. This affords us sustainable moderate Adjusted operating margin expansion, (constant currency), over the medium term with high cash conversion.

Organic revenue growth ahead of medium-term guidance

Trading throughout the year was strong, with reported revenue growth of 13.8% and organic revenue growth of 9.0%. We delivered good growth across all regions and categories, demonstrating the long-term attractiveness of our brands and geographic presence. Our organic growth was balanced, with price of 4.3% and volume/mix 4.7%.

We are structurally advantaged given that commodity and commodity-related costs make up less than 10% of revenue, meaning that we can be thoughtful about how we price our products. Given inflationary pressures, we took increasing incremental pricing over the course of the year and were able to deliver volume growth and market share gains.

Delivering profitable growth

Operating profit was £1.8bn and Adjusted operating profit was up 13.8% (AER) and 5.9% (CER) to £2.5bn. Adjusted operating profit growth was driven by healthy revenue growth and strong cost management which combined with Pfizer synergies allowed us to absorb higher commodity related and raw material costs, freight cost inflation, £0.2bn of incremental costs for operating as a standalone company and increased investment in R&D. This resulted in operating profit margin of 16.8% (2021: 17.2%) and Adjusted operating profit margin of 22.8%, flat year on year (down 60bps constant currency).

Focus on costs

Across the business, we remain focused on driving efficiency, effectiveness, and agility to make every investment count. In 2022, we delivered ahead of our targeted Pfizer synergies, taking the combined total to over £600m, up from our initial expectation of £500m at the time of the Pfizer Transaction.

Initiatives to drive value from third-party expenditure and offset strong headwinds from input prices and commodity inflation were a key focus area, which included forward buying, value engineering and new supplier introduction, and initiatives to ensure continuity of supply. This, along with pricing and efficiencies, enabled us to deliver a healthy gross margin.

Healthy investment in the business

Our A&P spend was up 4% at actual exchange rates (AER) and flat at constant currency (CER) for the year. We drove further efficiencies in spend from bringing production in house. Importantly, consumer facing A&P spend, excluding Russia, was up 6% (CER) for the year, showing our continued commitment to invest in our brands, with spend focused on Power Brands and Local Growth Brands which drive our revenue growth ambitions.

Adjusted R&D expenditure totalled £303m, up 22.2% and 16.1% at CER (2021: £248m) and included the transfer of additional activities to the R&D functions, following the implementation of a new operating model in Q4 2021.

Net capex was £292m which we believe represents a healthy level of investment in our business for long-term growth. Spend was focused on manufacturing sites, supply chain resilience, technology, and automation.

Strong cash generation and liquidity

Prior to demerger, Haleon raised £9.2bn in notes across US Dollar, Euro and Pound Sterling at attractive rates and long duration, and we drew down £1.5bn on a term loan. Proceeds were used to pay pre-separation dividends of £11bn to GSK and Pfizer.

As a result, following the demerger, we had total borrowings of £11.8bn and net debt of £10.7bn, representing around 4x net debt/Adjusted EBITDA. Strong cash generation following separation allowed us to fully repay the £1.5bn term loan through a combination of strong operational cash flows and commercial paper issuance. As a result, we were able to finish the year with a significantly reduced leverage of 3.6x net debt/Adjusted EBITDA. Reflecting our stated priorities on uses of cash, the Board has declared a final full year 2022 dividend of 2.4p per ordinary share, which represents approximately 30% of Adjusted earnings for the period since listing.

Confidence in future growth

Looking to the future, we are encouraged by the strength of our portfolio, our geographic footprint and the categories in which we operate, as well as by the resilience of the broader consumer health industry.

36 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

We expect to see another year of profitable growth, with operating leverage from revenue growth along with efficiencies offsetting increased investment in the business and cost inflation. If current exchange rates hold (as at 10 February 2023), this will result in a broadly flat Adjusted operating margin after absorbing around 40bps of adverse transactional foreign exchange impact.

Beyond this, we have identified further opportunities to optimise existing processes and structures to become more agile. This will lead to annualised gross cost savings of c.£300m over the next three years, with the benefits largely in 2024 and 2025. We expect to incur c.£150m restructuring costs in both 2023 and 2024. These initiatives give us the capacity to invest and fuel our confidence in delivering 4-6% organic top line growth, whilst delivering on our guidance of sustainable moderate margin expansion and continued strong cash conversion. Our priorities for uses of cash are to invest for growth, strengthen the balance sheet, explore acquisitions and return surplus capital to shareholders.

2022 Highlights

Strong growth with a healthy balance of price and positive volume/mix

–  Reported revenue +13.8% (£10,858m), organic growth +9.0% with 4.3% price and 4.7% volume/mix.

–  2/3 of our business gained or maintained market share in the peried ended 31 December 2022.

Pricing and efficiencies offsetting inflationary pressures

–  Reported operating profit increased 11.4% to £1,825m.

–  Adjusted operating profit increased 13.8% to £2,472m, up 5.9% at constant currency.

–  Operating profit margin 16.8%, down 40bps and Adjusted operating profit margin 22.8%, flat on a reported basis.

Continued high cash generation

–  Net cash flow from operating activities was £2,063m, which included £435m related to the net cash outflow from separation, restructuring and disposals; free cash flow of £1,579m.

–  Total borrowings were £10,440m, with 9.3x total borrowings/profit after tax. Net debt was £9,868m with 3.6x net debt/Adjusted EBITDA.

–  Final full year 2022 final dividend proposed of 2.4p per ordinary share in respect of trading since demerger.

Reported results

For the year ended 31 December	2022	2021	Change
Revenue (£m)	10,858	9,545	13.8%
Revenue growth	13.8%	(3.5)%	17.3%
Operating profit (£m)	1,825	1,638	11.4%
Operating profit margin	16.8%	17.2%	(40)bps
Earnings per share (pence)[1]	11.5	15.1	(23.8)%
Net cash inflow from operating activities (£m)	2,063	1,356	707

Adjusted results

For the year ended 31 December	2022	2021	Change
Organic revenue growth[2]	9.0%	3.8%	–
Adjusted operating profit (£m)[2]	2,472	2,172	5.9%[3]
Adjusted operating profit margin[2]	22.8%	22.8%	(60)bps[3]
Adjusted earnings per share (pence)[2]	18.4	17.9	2.8%
Free cash flow (£m)[2]	1,579	1,173	406

1 Earnings per share calculation for the year ended 31 December 2021 has been adjusted retrospectively as required by IAS 33 ‘Earnings per share’ due to the increase in the number of ordinary shares outstanding as a result of the demerger activities that took place in July 2022.

2 Definitions and calculations of non-IFRS measures can be found from page 46.

3 Change at constant currency exchange rate.

2022 Business review	Haleon Annual Report and Form 20-F 2022 37

2022 Business review continued

Income statement summary

	2022 £m	2021[3] £m	% change
Revenue	10,858	9,545	13.8
Revenue growth	13.8%	(3.5)%	17.3%
Organic revenue growth[1]	9.0%	3.8%	–
Gross profit	6,577	5,950	10.5
Adjusted gross profit[1]	6,772	6,002	12.8
Operating profit	1,825	1,638	11.4
Adjusted operating profit[1]	2,472	2,172	13.8
Net finance costs	(207)	(2)	NM
Profit before tax	1,618	1,636	(1.1)
Adjusted profit before tax[1]	2,265	2,170	4.4
Profit after tax attributed to shareholders of the Group	1,060	1,390	(23.7)
Adjusted profit after tax attributed to shareholders of the Group[1]	1,700	1,652	2.9
Earnings per ordinary share[2]
Basic and Diluted (pence)	11.5	15.1	(23.8)
Adjusted[1] (pence)	18.4	17.9	2.8

1  Definitions and calculations of non-IFRS measures can be found from page 46.

2  Earnings per share calculation for the year ended 31 December 2021 have been adjusted retrospectively as required by IAS 33 Earnings per share due to the increase in the number of ordinary shares outstanding as a result of the demerger activities that took place in July 2022. Diluted earnings per share for the year ended 31 December 2022 has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potential dilutive shares. There were no dilutive equity instruments for the year ended 31 December 2021.

3  For a discussion of the Group’s financial and operating performance for the year ending 31 December 2020 and 31 December 2021, see the Group’s registration statement on Form 20-F, pages 161-187, filed with the SEC on 1 June 2022.

Revenue

Group revenue of £10,858m (2021:
£9,545m) reflects an increase of 13.8% on a reported basis and 9.0% on an organic basis. Favourable foreign exchange added £478m to total revenue, mainly due to strengthening of the US Dollar and Chinese Renminbi against Sterling.

Gross profit

Reported gross profit increased by 10.5% to £6,577m (2021: £5,950m) with gross profit margin down 170bps at 60.6%. Similarly, Adjusted gross profit increased by 12.8% with Adjusted gross profit margin of 62.4% (2021: 62.9%).

Gross profit growth and Adjusted gross profit growth were each largely driven by pricing, favourable mix, Pfizer synergies and ongoing supply chain and manufacturing efficiency benefits. This was offset by higher commodity related costs and freight cost inflation along with transactional foreign exchange losses.

Operating profit and
operating profit margin

Operating profit increased by 11.4% to £1,825m (2021: £1,638m) and operating profit margin decreased by 40bps to 16.8% (2021: 17.2%). Adjusted operating profit increased by 13.8% to £2,472m (2021: £2,172m) and Adjusted operating profit margin at actual exchange rates was flat at 22.8% and declined by 60bps at CER.

Adjusting items within operating profit totalled £647m in 2022 (2021: £534m), representing £41m (2021: £195m) of costs related to restructuring activities largely associated with the Pfizer Transaction (see History and development of the Group on page 201) at a reduced level as we concluded the programme. Separation and admission costs of £411m (2021: £278m) represented the culmination of costs relating to separating the business from GSK and listing. Amortisation and impairment of £172m (2021: £16m) including intangible amortisation of £43m (2021: £40m) and an impairment charge of £129m largely relating to Preparation H and a brand primarily sold in Ukraine. Disposals and others totalled £15m (2021: £45m) which included £20m of net gains related to the disposal of assets and business changes, offset by other items including a legal provision with respect to the Proton Pump Inhibitor (PPI) litigation. Beyond this, transaction-related costs were £8m (2021: £nil).

Adjusted operating profit growth was driven by strong revenue growth including a healthy balance of price and volume/mix, combined with Pfizer synergies partly offset by higher commodity-related and raw material costs, freight cost inflation, incremental costs of operating as a standalone company and increased investment in R&D.

For the year, A&P spend was up 4% and flat at CER representing 18.7% of revenue (2021: 20.3%). A&P spend was flat due to scale benefits from bringing production in-house and ceasing advertising in Russia. Consumer facing A&P spend excluding Russia was up 6% at CER. R&D expenditure was £300m and Adjusted R&D expenditure totalled £303m, up 22.2% and 16.1% at CER (2021: £248m). R&D included the transfer of additional activities following the implementation of a new operating model in Q4 2021.

Net finance costs

Net finance costs increased to £207m (2021: £2m), reflecting interest of £258m primarily related to the issuance of £9.2bn in notes in March 2022 offset partly by interest income of £51m mainly related to the on-lend of funds to GSK and Pfizer before demerger.

38 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Tax charge

The statutory tax charge of £499m (2021: £197m) represented an effective tax rate on IFRS results of 31% (2021: 12%). The 2022 tax charge included a £102m non-cash charge due to the revaluation of US deferred tax liabilities given the increase in the blended rate of US state taxes expected to apply as a result of the demerger. In 2021, the tax charge included a £164m non-cash credit relating to an uplift in the tax basis of certain intragroup brand transfers. The tax charge on an Adjusted basis was £506m (2021: £469m) and the effective tax rate on an Adjusted results basis was 22% (2021: 22%).

Earnings per share

Diluted earnings per share decreased by 3.6 pence to 11.5 pence (2021: 15.1 pence). Adjusted diluted earnings per share increased by 0.5 pence to 18.4 pence (2021: 17.9 pence).

Net capital expenditure

Net capital expenditure of £292m (2021: £149m) included £328m (2021: £298m) related to the purchase of property, plant and equipment and software. Proceeds from disposals of intangible assets declined to £36m (2021: £137m). There were no proceeds from the sale of property, plant and equipment (PP&E) (2021: £12m).

Geographical segment performance

Revenue by geographical segment for the year ended 31 December

	Revenue (£m)		Revenue change (%)
	2022	2021	Reported	Constant currency[1]	Organic[1]	Price[1]	Vol/Mix[1]
North America	4,116	3,525	16.8%	5.6%	5.9%	2.9%	3.0%
EMEA & LatAm	4,270	3,877	10.1%	10.0%	10.9%	6.4%	4.5%
APAC	2,472	2,143	15.4%	11.6%	10.6%	2.6%	8.0%
Group	10,858	9,545	13.8%	8.7%	9.0%	4.3%	4.7%

1 Price and volume/mix are components of organic revenue growth. Definitions and calculations of non-IFRS measures can be found from page 46.

Adjusted operating profit by geographical segment for the year ended 31 December

	Adjusted operating profit (£m)		YoY change	YoY constant currency[1]
	2022	2021	2022	2022
Group operating profit	1,825	1,638	11.4%	2.3%
Reconciling items between Adjusted operating profit and operating profit[2]	647	(534)	21.2%	17.0%
Group Adjusted operating profit[3]	2,472	2,172	13.8%	5.9%
North America	1,070	828	29.2%	11.4%
EMEA & LatAm	977	960	1.8%	1.1%
APAC	506	461	9.8%	5.2%
Corporate and other unallocated	(81)	(77)	5.2%	0.0%
Group Adjusted operating profit	2,472	2,172	13.8%	5.9%

1 Definitions and calculations of non-IFRS measures can be found from page 46.

2 Reconciling items for these purposes are the Adjusting Items, which are defined under Use of non-IFRS Measures. A reconciliation between operating profit and Adjusted operating profit is included under Use of non-IFRS Measures.

3 On a segment basis, Adjusted operating profit is the measure of segment profit or loss reviewed by the Company’s chief operating decision maker. Adjusting items are not allocated by segment, as these items are managed centrally by the Group, and therefore are not part of the measure of segment profit or loss reviewed by the Company’s chief operating decision maker.

2022 Business review	Haleon Annual Report and Form 20-F 2022 39

2022 Business review continued

Geographical segment performance continued

North America

			change (%)
	2022 £m	2021 £m	YoY	Constant currency[1]	Organic[1]	Price[2]	Vol/Mix[2]
Revenue	4,116	3,525	16.8%	5.6%	5.9%	2.9%	3.0%
Adjusted operating profit[1]	1,070	828	29.2%	11.4%	n/a	n/a	n/a
Adjusted operating profit margin[1]	26.0%	23.5%	2.5%	1.3%	n/a	n/a	n/a

1 Definitions and calculations of non-IFRS measures can be found from page 46.

2 Price and volume/mix are components of organic revenue growth.

Sensodyne flat due to changes in retailer inventory patterns. Consumption of Sensodyne for the year was up mid-single digit. Low double-digit growth was seen in parodontax and mid-single digit growth in Denture Care offsetting a decline in Aquafresh.

Emergen-C offset by a modest decline at Centrum. Underlying consumption has remained broadly steady throughout the year and the brand continues to see market share gains.

Advil benefitting from price increases and market activation combined with increased demand during periodic Covid waves. Voltaren was up high-single digit.

Theraflu and Robitussin were particularly strong helped by new innovations including Theraflu Max.

Revenue was £4,116m (2021: £3,525m), a growth of +16.8% on a reported basis, driven largely by favourable exchange rate impact, with revenue growth on a constant currency basis of +5.6%. Revenue growth was +5.9% on an organic basis (with 2.9% price and 3.0% volume/mix), excluding, among others, an +11.2% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER).

Drivers of revenue at AER (including the favourable impact of foreign exchange movements), CER and organic revenue included Oral Health, where reported revenue was up double-digit and organic revenue was flat with Sensodyne flat due to changes in retailer inventory patterns. Consumption of Sensodyne for the year was up mid-single digit. Low double-digit growth was seen in parodontax and mid-single digit growth in Denture Care offsetting a decline in Aquafresh.

In VMS, revenue declined by low-single digit with low-single digit growth in Emergen-C offset by a modest decline in Centrum. Underlying consumption in Centrum has remained broadly steady throughout the year and the brand continues to see market share gains.

High-single digit revenue growth in Pain Relief was underpinned by Advil benefiting from price increases and market activation combined with increased demand during periodic COVID-19 waves. Voltaren was up high-single digit.

In Respiratory Health, revenue was up mid-30s percent underpinned by sustained incidences of cold and flu, including some benefit from new COVID-19 variants with similar symptoms, and successful market activation. During Q4, elevated incidences of cold and flu led to mid-20s percent growth across Respiratory Health, with the cold and flu sales being significantly ahead of 2019 levels. Theraflu and Robitussin were particularly strong helped by new innovations including Theraflu Max.

In Digestive Health and Other, revenue was up low-single digit with strong growth in ChapStick offset by mid-single digit decline in Smokers’ Health and a slight decline in Digestive Health.

Adjusted operating profit margin increased 250bps at AER to 26.0% and by 130bps at CER. Margin expansion was driven by pricing as well as benefits from productivity improvements, portfolio optimisation and strong cost management. This was partially offset by commodity and freight headwinds and costs incurred as a standalone company. The prior year reflected a favourable comparative following site investments and one-time manufacturing write offs.

Revenue growth 16.8% Organic revenue growth[1] 5.9% Adjusted operating profit margin[1] 26.0%
2022 Revenue North America 38%

40 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Europe, Middle East & Africa (EMEA) and Latin America (LatAm)

			change (%)
	2022 £m	2021 £m	YoY	Constant currency[1]	Organic[1]	Price[2]	Vol/Mix[2]
Revenue	4,270	3,877	10.1%	10.0%	10.9%	6.4%	4.5%
Adjusted operating profit[1]	977	960	1.8%	1.1%	n/a	n/a	n/a
Adjusted operating profit margin[1]	22.9%	24.8%	(1.9)%	(2.0)%	n/a	n/a	n/a

1 Definitions and calculations of non-IFRS measures can be found from page 46.

2 Price and volume/mix are components of organic revenue growth.

Sensodyne flat due to changes in retailer inventory patterns. Consumption of Sensodyne for the year was up mid-single digit. Low double-digit growth was seen in parodontax and mid-single digit growth in Denture Care offsetting a decline in Aquafresh.

Emergen-C offset by a modest decline at Centrum. Underlying consumption has remained broadly steady throughout the year and the brand continues to see market share gains.

Advil benefitting from price increases and market activation combined with increased demand during periodic Covid waves. Voltaren was up high-single digit.

Theraflu and Robitussin were particularly strong helped by new innovations including Theraflu Max.

Revenue was £4,270m (2021: £3,877m), a growth of +10.1% on a reported basis, +10.0% on a constant currency basis and +10.9% on an organic basis (with 6.4% price and 4.5% volume/mix), excluding an +0.1% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER), and decreases in revenue growth of 0.4% from the effect of disposals and 0.5% from the effect of manufacturing service agreements (MSAs).

Drivers of revenue at AER (including the favourable impact of foreign exchange movements), CER and organic revenue included Oral Health, where revenue grew high-single digit with good parodontax growth, robust recovery in Denture Care and continued Sensodyne growth, up mid-single digit.

In VMS, revenue up high-single digit driven by high-single digit growth in Centrum supported by entry into new markets including Egypt in November 2022 along with high single digit growth from Local Growth Brands.

Pain Relief experienced mid-single digit revenue growth largely reflecting double-digit Panadol growth.

In Respiratory Health, revenue was up low-thirties percent due to a strong cold and flu season significantly ahead of 2019 levels.

Digestive Health and Other revenue was up double digits with good results in all categories.

Particularly strong double digit revenue growth was seen in LatAm and Middle East & Africa (MEA) underpinning full year revenue. Additionally, Europe saw high-single digit revenue growth in Northern Europe and Southern Europe, along with double digit growth across Central and Eastern Europe. This was partly offset by challenging performance in Germany, albeit with a marked improvement during the fourth quarter.

Adjusted operating profit margin decreased by 190bps at AER or 200bps at CER largely driven by costs incurred as a standalone company and adverse transactional foreign exchange. Beyond this, higher commodity and freight costs were largely offset by pricing and operational efficiency improvements across the business.

Revenue growth 10.1% Organic revenue growth[1] 10.9% Adjusted operating profit margin[1] 22.9%
2022 Revenue EMEA & LatAm 39%

2022 Business review	Haleon Annual Report and Form 20-F 2022 41

2022 Business review continued

Geographical segment performance continued

Asia Pacific (APAC)

			change (%)
	2022 £m	2021 £m	YoY	Constant currency[1]	Organic[1]	Price[2]	Vol/Mix[2]
Revenue	2,472	2,143	15.4%	11.6%	10.6%	2.6%	8.0%
Adjusted operating profit[1]	506	461	9.8%	5.2%	n/a	n/a	n/a
Adjusted operating profit margin[1]	20.5%	21.5%	(1.0)%	(1.2)%	n/a	n/a	n/a

1 Definitions and calculations of non-IFRS measures can be found from pages 46.

2 Price and volume/mix are components of organic revenue growth.

Sensodyne flat due to changes in retailer inventory patterns. Consumption of Sensodyne for the year was up mid-single digit. Low double-digit growth was seen in parodontax and mid-single digit growth in Denture Care offsetting a decline in Aquafresh.

Emergen-C offset by a modest decline at Centrum. Underlying consumption has remained broadly steady throughout the year and the brand continues to see market share gains.

Advil benefitting from price increases and market activation combined with increased demand during periodic Covid waves. Voltaren was up high-single digit.

Theraflu and Robitussin were particularly strong helped by new innovations including Theraflu Max.

Revenue was £2,472m (2021: £2,143m), a growth of +15.4% on a reported basis (including exchange rate impact of +3.8%, with revenue growth on a constant currency basis of +11.6%) and +10.6% on an organic basis, excluding the +3.8% exchange rate movement (included in revenue at AER) and included a one-off benefit of c.1% related to separation from changes in distribution in Vietnam with 2.6% price and 8.0% volume/mix.

Drivers of revenue at AER (including the favourable impact of foreign exchange rate changes), CER and organic revenue included Oral Health where high-single digit revenue growth was underpinned by double digit growth in Sensodyne. Results reflected strong growth in India, partly offset by some weakness in China from COVID-19-related lockdowns.

In VMS, high-single digit revenue growth was supported by strong growth in China and South East Asia and Taiwan (SEAT) along with momentum following the launch of Centrum in India. Innovations around gender-based vitamins and probiotics contributed to growth. Caltrate continued to see strong growth with high single digit growth in China.

Pain Relief saw revenue growth in the twenties percent, benefitting from over 20% growth across Panadol with strong growth in SEAT and Australia. Voltaren was up mid-single digit with good growth in China.

In Respiratory Health, a rebound in cold and flu season resulted in revenue up mid-20s percent.

Digestive Health and Other revenue was slightly down due to weakness in Smokers’ Health and Skin Health brands.

Performance in SEAT and India were particularly strong during the year, up over 20%. Revenue in China increased high single digit for the year reflecting softness in the second quarter from COVID-19-related lock downs and a progressive recovery during the second half of the year.

Adjusted operating profit margin decreased by 100bps at AER to 20.5% or 120bps at CER due to higher A&P investment and costs incurred to be a standalone company, more than offsetting positive operating leverage from strong revenue growth.

Revenue growth 15.4% Organic revenue growth[1] 10.6% Adjusted operating profit margin[1] 20.5%
2022 Revenue Asia Pacific 23%

42 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Revenue by product category

Revenue by product category for the year ended 31 December 2022

	Revenue (£m)		Revenue change (%)
	2022	2021	Reported	Constant currency[1]	Organic[1]
Oral Health	2,957	2,724	8.6%	5.8%	5.6%
VMS	1,675	1,501	11.6%	5.3%	5.0%
Pain Relief	2,551	2,237	14.0%	9.4%	8.9%
Respiratory Health	1,579	1,132	39.5%	32.6%	32.6%
Digestive Health and Other	2,096	1,951	7.4%	0.9%	2.9%
Group revenue	10,858	9,545	13.8%	8.7%	9.0%

1 Price and volume/mix are components of organic revenue growth. Definitions and calculations of non-IFRS measures can be found from page 46.

Oral Health

Revenue was £2,957m (2021: £2,724m), a growth of +8.6% on a reported basis (including exchange rate impact, with revenue growth on a constant currency basis of +5.8%) and +5.6% on an organic basis.

Organic revenue growth was primarily driven by the same principal factors, but notably excluded a +2.7% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER), among others.

Growth in revenue at AER (in addition to the impact of foreign exchange rate movement), CER and organic revenue was driven by Sensodyne, whose strong performance reflected its underlying brand strength, continued innovation and strong growth across key markets particularly India and MEA. Sales in China declined mid-single digit driven by lockdown restrictions.

parodontax delivered high-single digit organic revenue growth, with low-teens percent organic revenue growth in North America. Throughout the year, consumption remain strong, running at approximately three times that of the global oral health market.

Denture care organic revenue was up high-single digit as a result of strong growth in EMEA and LatAm driven by easing of lockdown restrictions coinciding with strong innovation and marketing around the product.

VMS

Revenue was £1,675m (2021: £1,501m), a growth of +11.6% on a reported basis (including exchange rate impact, with revenue growth on a constant currency basis of +5.3%) and +5.0% on an organic basis.

Organic revenue growth was primarily driven by the same principal factors, but notably excluded a +6.4% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER), among others.

Growth in revenue at AER (including the favourable impact of foreign exchange rate changes), CER and organic revenue was driven by Centrum revenue’s mid-single digit growth reflecting good growth across APAC and EMEA & LatAm with global market share gains across the year.

Emergen-C revenue also grew organically by low-single digit with consumption skewed towards COVID-19-related demand and benefiting from new innovations including Emergen-C Kidz.

Caltrate saw organic revenue growth in mid-single digit given growth in China with a slight slowdown in December reflecting COVID-19 lockdowns resulting in decreasing traffic to pharmacies.

Pain Relief

Revenue was £2,551m (2021: £2,237m), a growth of +14.0% on a reported basis (including exchange rate impact, with revenue growth on a constant currency basis of +9.4%) and +8.9% on an organic basis.

Organic revenue growth was primarily driven by the same principal factors, but excluded, among others, a +4.7% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER).

Growth in revenue at AER (including the favourable impact of foreign exchange rate changes), CER and organically was driven by Panadol. Revenue grew organically by high-teens percent with double digit growth organically across all three regions and particular strength in MEA, Australia and SEAT.

Advil organic revenue growth was in the low-double-digit percent benefiting from increased incidences of flu, COVID-19 and Respiratory Syncytial virus (RSV). The latter particularly led to strong growth and market share gains for Advil Kids in the US.

Low single digit organic revenue growth from Voltaren with high single digit organic revenue growth in US and mid-single digit organic revenue growth in China partly offset by a decline in Germany.

2022 Business review	Haleon Annual Report and Form 20-F 2022 43

2022 Business review continued

Revenue by product category continued

Respiratory Health

Revenue was £1,579m (2021: £1,132m), a growth of +39.5% on a reported basis (including exchange rate impact, with revenue growth on a constant currency and organic basis of +32.6%).

Organic revenue growth was primarily driven by the same principal factors, but excluded a +6.9% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER).

A strong cold and flu season, well ahead of the historically low season in 2021 underpinned the results across all regions with sales up c.30% compared to 2019. This added 3% to group revenue growth in 2022.

Theraflu and Robitussin were up over 50% and Otrivin was up over 30%. Results were underpinned by a number of new innovations including the launch of Theraflu Max in the US which drove incremental share and penetration gain for Theraflu.

Digestive Health and Other

Revenue was £2,096m (2021: £1,951m), a growth of +7.4% on a reported basis (including significant exchange rate impact, with revenue growth on a constant currency basis of +0.9%) and +2.9% on an organic basis.

Organic revenue growth was primarily driven by the same principal factors, but excluded a +6.7% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER) and decreases in revenue growth of 2.2% from the effect of organic adjustments 0.8% from the effect of disposals and 1.4% from the effect of MSAs.

Growth in revenue at AER (including the favourable impact of foreign exchange rate changes), CER and organic revenue was driven by Digestive Health, which is around half of this reported product category, and saw growth in Eno. Smokers’ health revenues declined slightly and Skin Health brands were up high-single digit.

44 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Indebtedness, liquidity and financial risk management

Indebtedness

At 31 December 2022, the Group’s total borrowings were £10,440m (£11,765m on 18 July 2022 and £166m on 31 December 2021), and the Group’s net debt was £9,868m (£10,707m on 18 July 2022 and £(246)m on 31 December 2021).

In July 2022 the Group drew down £1,493m under a three-year term loan to complete the financing required for payment of the separation dividends. This term loan was fully repaid by 31 December 2022 as a result of the issuance of commercial paper and the operational strength of the business.

Long-term financing consists of $8,750m in USD bonds, as well as €2,350m Euro bonds and £700m GBP bonds issued in March 2022 under a £10,000m Euro Medium Term Note programme.

As at 31 December 2022, the Group’s long-term and short-term credit ratings were Moody’s: Baa1/P-2 and S&P: BBB/A-2.

Total borrowings/profit after tax was 9.3x and net debt/Adjusted EBITDA was 3.6x as at 31 December 2022. Haleon expects to reduce the ratio of net debt/Adjusted EBITDA to less than 3.0x during 2024.

Cash generation

Net cash from operating activities totalled £2,063m in 2022 (2021: £1,356m), which included a net cash outflow of £435m related to separation, restructuring and disposals. Free cash flow was £1,579m, a £406m increase versus 2021.

Liquidity

At 31 December 2022, the Group had total liquidity of £2,472m comprising £2,163m of bank facilities and £684m of cash and cash equivalents, less £73m of bank overdrafts and £302m of commercial paper outstanding. The $1,400m and £1,000m Revolving Credit Facilities are undrawn.

The Group uses short-term financing to manage working capital requirements and has access to a $10,000m US commercial paper programme and a £2,000m Euro commercial paper programme.

Management believes that the Group has sufficient working capital for present requirements and to minimise liquidity risk, the Group has policies to limit the amount of debt maturing in any year. In addition, policies require the Group to always maintain a minimum available liquidity, including undrawn revolving credit facilities and available cash, less commercial paper issued.

Interest rate risk

The Group’s strategic priorities are to minimise interest costs and minimise income statement volatility arising from interest rates.

The Group has a policy to limit the amount of floating rate debt it holds to manage the amount of income statement volatility. The Group will regularly assess its interest rate profile in light of changes to market interest rates.

At 31 December 2022, 87% of debt was fixed with the balance being exposed to floating rates.

Foreign exchange translation risk

The Group’s policy is to manage Group net debt such that the currency mix of debt broadly aligns with the currency mix of earnings, considering relative interest costs and practical implications. The currency mix of debt includes the impact of foreign exchange and cross-currency swaps.

	2022 £m	2021 £m
Profit after tax	1,119	1,439
Add Back: Income tax	499	197
Add Back: Net finance expense	207	2
Operating profit	1,825	1,638
Add Back: Adjusting items[1,2]	647	534
Adjusted operating profit	2,472	2,172
Add Back: Depreciation and impairment	258	241
Adjusted EBITDA	2,730	2,413
Net debt	9,868	(246)
Net debt to adjusted EBITDA	3.6x	NM

[1]  Definitions and calculations of non-IFRS measures can be found from page 46.

[2]  Reconciling items for these purposes are the Adjusting items, which are defined under Use of non-IFRS Measures. A reconciliation between operating profit and Adjusted operating profit is included under Use of non-IFRS Measures.

2022 Business review	Haleon Annual Report and Form 20-F 2022 45

Use of non-IFRS measures

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Additionally, we are unable to present reconciliations of forward-looking information for non-IFRS measures because we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure.

Constant currency

The Group’s reporting currency is Pound Sterling, but the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an “as reported basis” or using actual exchange rates (AER) (local currency results translated into Pound Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (CER). To calculate results on a constant currency basis, the Group restates current year comparatives translating the income statements of consolidated entities from their non-Sterling functional currencies to Pound Sterling using prior year exchange rates. The currencies which most influence the constant currency results of the Group and their exchange rates are shown in the table below.

We believe that Adjusted results, when considered together with the Group’s operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group’s performance to be more easily comparable.

Adjusting items

Adjusted results exclude the following items (net of the impact of taxes, where applicable):

Net amortisation and impairment of intangible assets

Net impairment of intangibles, impairment of goodwill and amortisation of acquired intangible assets, excluding computer software. These adjustments are made to reflect the performance of the business excluding the effect of acquisitions.

Restructuring costs

From time to time, the Group may undertake business restructuring programmes that are structural in nature and significant in scale. The cost associated with such programmes includes severance and other personnel costs, professional fees, impairments of assets, and other related items.

Transaction-related costs

Transaction-related accounting or other adjustments related to significant acquisitions including deal costs and other pre-acquisition costs when there is certainty that an acquisition will complete. It also includes costs of registering and issuing debt and equity securities and the effect of inventory revaluations on acquisitions.

Separation and admission costs

Costs incurred in relation to and in connection with separation, UK Admission and registration of the Company’s Ordinary Shares represented by the Company’s American Depositary Shares (ADSs) under the US Exchange Act of 1934 and listing of ADSs on the NYSE (the US Listing). These costs are not directly attributable to the sale of the Group’s products and specifically relate to the foregoing activities, affecting comparability of the Group’s financial results in historical and future reporting periods.

Average rates:	2022	2021	2020
USD/£	1.24	1.38	1.29
Euro/£	1.17	1.16	1.13
CNY/£	8.31	8.86	8.91
CHF/£	1.18	1.25	1.21

Adjusted results

Adjusted results comprise Adjusted cost of sales, Adjusted gross profit, Adjusted gross profit margin, Adjusted selling, general and administration (SG&A), Adjusted research and development (R&D), Adjusted other operating income/(expense), Adjusted operating expenses, Adjusted operating profit, Adjusted operating profit margin, Adjusted net finance costs, Adjusted profit before tax, Adjusted income tax, Adjusted effective tax rate, Adjusted profit after tax, Adjusted profit attributable to shareholders, Adjusted diluted earnings per share. Adjusted results exclude net amortisation and impairment of intangible assets, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others, in each case net of the impact of taxes (where applicable) (collectively the Adjusting items).

46 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Disposals and others

Includes gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, legal settlement and judgements, impact of changes in tax rates and tax laws on deferred tax assets and liabilities, retained or uninsured losses related to acts of terrorism, significant product recalls, natural disasters and other items.

These gains and losses are not directly attributable to the sale of the Group’s products and vary from period to period, which affects comparability of the Group’s financial results. From period to period, the Group will also need to apply judgement if items of unique nature arise that are not specifically listed above.

The following tables set out a reconciliation between IFRS and Adjusted results for the year ended 31 December 2022:

r
2022 £m	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction- related costs[3]	Separation and Admission costs[4]	Disposals and others[5]	Adjusted results
Revenue	10,858	–	–	–	–	–	10,858
Gross profit	6,577	172	19	–	4	–	6,772
Gross profit margin %	60.6%						62.4%
Operating profit	1,825	172	41	8	411	15	2,472
Operating profit margin %	16.8%						22.8%
Net finance costs	(207)	–	–	–	–	–	(207)
Profit before tax	1,618	172	41	8	411	15	2,265
Income tax	(499)	(37)	(7)	(2)	(55)	94	(506)
Effective tax rate %	31%						22%
Profit after tax for the year	1,119	135	34	6	356	109	1,759

The following table shows the adjusting items to reconcile cost of sales to Adjusted cost of sales:

2022 £m	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction- related costs[3]	Separation and Admission costs[4]	Disposals and others[5]	Adjusted results
Cost of sales	(4,281)	172	19	–	4	–	(4,086)
Cost of sales	(4,281)	172	19	–	4	–	(4,086)

The following table shows the adjusting items to reconcile operating expenses to Adjusted operating expenses among the relevant components thereof:

2022 £m	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction- related costs[3]	Separation and Admission costs[4]	Disposals and others[5]	Adjusted results
Selling, general and administration	(4,483)	–	25	8	407	44	(3,999)
Research and development	(300)	–	(3)	–	–	–	(303)
Other operating income/(expense)	31	–	–	–	–	(29)	2
Operating expenses	(4,752)	–	22	8	407	15	(4,300)

The following table shows the adjusting items used to reconcile diluted earnings per share to Adjusted diluted earnings per share:

2022	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction- related costs[3]	Separation and Admission costs[4]	Disposals and others[5]	Adjusted results
Profit attributable to shareholders (£m)	1,060	135	34	6	356	109	1,700
Weighted average number of shares (millions)	9,239						9,239
Diluted earnings per share (pence)	11.5	1.4	0.4	0.1	3.8	1.2	18.4

1 Net amortisation and impairment of intangible assets: includes impairment of intangible assets of £129m and amortisation of intangible assets excluding computer software of £43m.

2 Restructuring costs: includes amounts related to business transformation activities.

3 Transaction-related costs: includes amounts related to acquisition of a manufacturing site.

4 Separation and Admission costs: includes amounts incurred in relation to and in connection with the separation and listing of the Group as a standalone business.

5 Disposals and others: includes net gains on disposals of assets and business changes totalling £20m, offset by other items including a provision with respect to PPI litigation. The tax effect includes a £102m tax charge related to the revaluation of US deferred tax liabilities due to the increase in the blended rate of US state taxes expected to apply as a result of the demerger.

Use of non-IFRS measures	Haleon Annual Report and Form 20-F 2022 47

Use of non-IFRS measures continued

The following tables set out a reconciliation between IFRS and Adjusted results for the year ended 31 December 2021:

2021 £m	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction- related costs	Separation and Admission costs[3]	Disposals and others[4]	Adjusted results
Revenue	9,545	–	–	–	–	–	9,545
Gross profit	5,950	8	44	–	–	–	6,002
Gross profit margin %	62.3%						62.9%
Operating profit	1,638	16	195	–	278	45	2,172
Operating profit margin %	17.2%						22.8%
Net Finance costs	(2)	–	–	–	–	–	(2)
Profit before tax	1,636	16	195	–	278	45	2,170
Income tax	(197)	8	(36)	–	(47)	(197)	(469)
Effective tax rate %	12%						22%
Profit after tax for the year	1,439	24	159	–	231	(152)	1,701

The following table shows the adjusting items used to reconcile cost of sales to Adjusted cost of sales:

r
2021 £m	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction- related costs	Separation and Admission costs[3]	Disposals and others[4]	Adjusted results
Cost of sales	(3,595)	8	44	–	–	–	(3,543)
Cost of sales	(3,595)	8	44	–	–	–	(3,543)

The following table shows the adjusting items to reconcile operating expenses to Adjusted operating expenses among the relevant components thereof:

2021 £m	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction- related costs	Separation and Admission costs[3]	Disposals and others[4]	Adjusted results
Selling, general and administration	(4,086)	–	150	–	278	76	(3,582)
Research and development	(257)	8	1	–	–	–	(248)
Other operating income/(expense)	31	–	–	–	–	(31)	–
Operating expenses	(4,312)	8	151	–	278	45	(3,830)

The following table shows the adjusting items used to reconcile diluted earnings per share to Adjusted diluted earnings per share:

2021	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction- related costs	Separation and Admission costs[3]	Disposals and others[4]	Adjusted results
Profit attributable to shareholders (£m)	1,390	24	159	–	231	(152)	1,652
Weighted average number of shares (millions)	9,235						9,235
Diluted earnings per share (pence)	15.1	0.2	1.7	–	2.5	(1.6)	17.9

1 Net amortisation and impairment of intangible assets: includes impairment of intangible assets of £12m, reversal of impairment of £36m and amortisation of intangible assets excluding computer software of £40m.

2 Restructuring costs: includes amounts related to business transformation activities.

3 Separation and Admission costs: includes amounts incurred in relation to and in connection with the separation and listing of the Group as a standalone business.

4 Disposals and others: includes net gains on disposals of assets and businesses totalling £31m, offset by tax indemnities related to business combinations and other expense items totalling £76m. Income tax includes a £164m tax credit related to an uplift of the tax basis of certain intra-group brand transfers.

48 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

The following tables set out a reconciliation between IFRS and Adjusted results for the year ended 31 December 2020:

2020 £m	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction- related costs[3]	Separation and Admission costs[4]	Disposals and others[5]	Adjusted results
Revenue	9,892	–	–	–	–	–	9,892
Gross profit	5,910	81	89	91	–	2	6,173
Gross profit margin %	59.7%						62.4%
Operating profit	1,598	97	411	91	66	(189)	2,074
Operating profit margin %	16.2%						21.0%
Net finance costs	(7)	–	–	–	–	–	(7)
Profit before tax	1,591	97	411	91	66	(189)	2,067
Income tax	(410)	(19)	(90)	(20)	(13)	69	(483)
Effective tax rate %	26%						23%
Profit after tax for the year	1,181	78	321	71	53	(120)	1,584

The following table shows the allocation of the adjusting items used to reconcile cost of sales to Adjusted cost of sales:

2020 £m	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction- related costs[3]	Separation and Admission costs[4]	Disposals and others[5]	Adjusted results
Cost of sales	(3,982)	81	89	91	–	2	(3,719)
Cost of sales	(3,982)	81	89	91	–	2	(3,719)

The following table shows the adjusting items to reconcile operating expenses to Adjusted operating expenses among the relevant components thereof:

2020 £m	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction- related costs[3]	Separation and Admission costs[4]	Disposals and others[5]	Adjusted results
Selling, general and administration	(4,220)	–	314	–	66	21	(3,819)
Research and development	(304)	16	8	–	–	–	(280)
Other operating income/(expense)	212	–	–	–	–	(212)	–
Operating expenses	(4,312)	16	322	–	66	(191)	(4,099)

The following table shows the adjusting items used to reconcile diluted earnings per share to Adjusted diluted earnings per share:

2020	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction- related costs[3]	Separation and Admission costs[4]	Disposals and others[5]	Adjusted results
Profit attributable to shareholders (£m)	1,145	78	319	71	53	(120)	1,546
Weighted average number of shares (millions)	9,235						9,235
Diluted earnings per share (pence)	12.4	0.7	3.5	0.8	0.6	(1.3)	16.7

1 Net amortisation and impairment of intangible assets: includes impairment of intangible assets of £47m and amortisation of intangible assets excluding computer software of £50m.

2 Restructuring costs: includes amounts related to business transformation activities.

3 Transaction costs: includes unwinding of inventory fair value uplift.

4 Separation and Admission costs: includes amounts incurred in relation to and in connection with the separation and listing of the Group as a standalone business.

5 Disposals and others: includes net gains on disposals of assets and businesses totalling £212m, offset by tax indemnities related to business combinations and other expense items totalling £23m.

Use of non-IFRS measures	Haleon Annual Report and Form 20-F 2022 49

Use of non-IFRS measures continued

current year organic revenue excludes revenue from brands or businesses acquired in the current accounting period;

current year organic revenue excludes revenue attributable to brands or businesses acquired in the prior year from 1 January to the date of completion of the acquisition;

prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period;

prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the previous accounting period in full; and

prior year and current year organic revenue excludes revenue attributable to MSAs relating to divestments and production site closures taking place in either the current or prior year, each an Organic Adjustment.

Price: defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price.

Volume/Mix: defined as the variation in revenue attributable to changes in volumes and composition of products sold in the period.

Organic revenue growth

Organic revenue growth represents the change in organic revenue at CER from one accounting period to the next.

Organic revenue represents revenue, as determined under IFRS and excluding the impact of acquisitions, divestments and closures of brands or businesses, revenue attributable to manufacturing service agreements (MSAs) relating to divestments and the closure of sites or brands, and the impact of currency exchange movements.

Revenue attributable to MSAs relating to divestments and production site or brand closures has been removed from organic revenue because these agreements are transitional and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes. This revenue reduces the comparability of prior and current year revenue and is therefore adjusted for in the calculation of organic revenue growth.

Organic revenue is calculated period to period as follows, using prior year exchange rates to restate current year comparatives:

–  Current year organic revenue excludes revenue from brands or businesses acquired in the current accounting period.

–  Current year organic revenue excludes revenue attributable to brands or businesses acquired in the prior year from 1 January to the date of completion of the acquisition.

–  Prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period.

–  Prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the previous accounting period in full.

–  Prior year and current year organic revenue excludes revenue attributable to MSAs relating to divestments and production site closures taking place in either the current or prior year, each an Organic Adjustment.

To calculate organic revenue growth for the period, organic revenue for the prior year is subtracted from organic revenue in the current year and divided by organic revenue in the prior year.

The Group believes that discussing organic revenue growth contributes to the understanding of the Group’s performance and trends because it allows for a year on year comparison of revenue in a meaningful and consistent manner.

Organic revenue growth by individual geographical segment is further discussed by price and volume/mix changes, which are defined as follows:

–  Price: defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price.

–  Volume/mix: defined as the variation in revenue attributable to changes in volumes and composition of products sold in the period.

50 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

The following tables reconcile reported revenue growth for the years ended 31 December 2022, 31 December 2021 and 31 December 2020 to organic revenue growth for the same period by geographical segment and by product category.

Geographical segments

	North America	EMEA & LatAm	APAC	Total
2022 vs 2021 (%)
Revenue growth	16.8	10.1	15.4	13.8
Organic adjustments	0.3	0.9	(1.0)	0.2
of which:
Effect of Acquisitions	–	–	(1.1)	(0.3)
Effect of Divestments	0.1	0.4	–	0.2
Effect of MSAs	0.2	0.5	0.1	0.3
Effect of Exchange Rates	(11.2)	(0.1)	(3.8)	(5.0)
Organic revenue growth	5.9	10.9	10.6	9.0
Price	2.9	6.4	2.6	4.3
Volume/mix	3.0	4.5	8.0	4.7

	North America	EMEA & LatAm	APAC	Total
2021 vs 2020 (%)
Revenue growth	(6.7)	(4.5)	4.3	(3.5)
Organic adjustments	2.4	3.4	2.0	2.7
of which:
Effect of Acquisitions	–	–	–	–
Effect of Divestments	2.5	3.1	2.2	2.7
Effect of MSAs	(0.1)	0.3	(0.2)	–
Effect of Exchange Rates	5.6	4.6	2.8	4.6
Organic Revenue Growth	1.3	3.5	9.1	3.8
Price				2.2
Volume/mix				1.6

	North America	EMEA & LatAm	APAC	Total
2020 vs 2019 (%)
Revenue growth	31.2	4.1	20.7	16.7
Organic adjustments	(32.1)	(5.0)	(15.9)	(16.6)
of which:
Effect of Acquisitions	(33.9)	(8.8)	(19.9)	(19.7)
Effect of Divestments	1.2	4.5	4.0	3.2
Effect of MSAs	0.6	(0.7)	–	(0.1)
Effect of exchange rates	1.6	4.0	0.9	2.7
Organic revenue growth[1]	0.7	3.1	5.7	2.8

1 Organic revenue growth for the year ended 31 December 2020 excludes revenue attributable to brands acquired as part of the Pfizer Transaction for the period 1 January 2020 to 31 July 2020 and includes revenue attributable to these brands for the period 1 August 2020 to 31 December 2020. Sales patterns during these two periods were materially impacted by the COVID-19 pandemic with increased sales during the former period driven by accelerated purchases by consumers combined with increased consumption and sales during the latter period negatively impacted by a reduction in consumer inventories and weak cold and flu incidence.

Use of non-IFRS measures	Haleon Annual Report and Form 20-F 2022 51

Use of non-IFRS measures continued

Product categories

	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Other	Total
2022 vs 2021 (%)
Revenue growth	8.6	11.6	14.0	39.5	7.4	13.8
Organic adjustments	(0.3)	(0.2)	(0.4)	–	2.2	0.2
of which:
Effect of Acquisitions	(0.3)	(0.3)	(0.5)	–	–	(0.3)
Effect of Divestments	–	0.1	0.1	–	0.8	0.2
Effect of MSAs	–	–	–	–	1.4	0.3
Effect of exchange rates	(2.7)	(6.4)	(4.7)	(6.9)	(6.7)	(5.0)
Organic revenue growth	5.6	5.0	8.9	32.6	2.9	9.0

	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Other	Total
2021 vs 2020 (%)
Revenue growth	(0.8)	0.5	2.1	(12.8)	(9.8)	(3.5)
Organic adjustments	–	0.3	0.3	6.4	7.6	2.7
of which:
Effect of Acquisitions	–	–	–	–	–	–
Effect of Divestments	–	0.3	0.3	6.4	7.5	2.7
Effect of MSAs	–	–	–	–	0.1	–
Effect of exchange rates	5.2	3.4	4.1	4.6	5.3	4.6
Organic revenue growth	4.4	4.2	6.5	(1.8)	3.1	3.8

	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Other	Total
2020 vs 2019 (%)
Revenue growth	3.3	150.3	25.8	(1.5)	(0.1)	16.7
Organic adjustments	–	(133.5)	(23.5)	(6.7)	(5.4)	(16.6)
of which:
Effect of Acquisitions[1]	–	(133.9)	(23.7)	(10.5)	(14.2)	(19.7)
Effect of Divestments	–	0.4	0.2	3.8	9.4	3.2
Effect of MSAs	–	–	–	–	(0.6)	(0.1)
Effect of exchange rates	2.6	2.5	2.6	1.9	3.0	2.7
Organic revenue growth[1]	5.9	19.3	4.9	(6.3)	(2.5)	2.8

1 Organic revenue growth for the year ended 31 December 2020 excludes revenue attributable to brands acquired as part of the Pfizer Transaction for the period 1 January 2020 to 31 July 2020 and includes revenue attributable to these brands for the period 1 August 2020 to 31 December 2020. Sales patterns during these two periods were materially impacted by the COVID-19 pandemic with increased sales during the former period driven by accelerated purchases by consumers combined with increased consumption and sales during the latter period negatively impacted by a reduction in consumer inventories and weak cold and flu incidence.

52 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Adjusted EBITDA

Adjusted EBITDA is calculated as profit after tax excluding income tax, finance income, finance expense, Adjusting items (as defined on page 46), depreciation of property, plant and equipment and right-of-use assets, amortisation of computer software, impairment of property, plant and equipment, right-of-use assets and computer software net of impairment reversals. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and Adjusted EBITDA does not reflect cash requirements for such replacements.

Adjusted EBITDA eliminates differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense). As a result, we believe that Adjusted EBITDA provides useful information to understand and evaluate the Group’s operating results.

The reconciliation between profit after tax for the year and Adjusted EBITDA for the years ended 31 December 2022, 31 December 2021 and 31 December 2020 is provided below:

£m	2022 £m	2021 £m	2020 £m
Profit after tax	1,119	1,439	1,181
Add Back: Income tax	499	197	410
Less: Finance income	(51)	(17)	(20)
Add Back: Finance expense	258	19	27
Operating profit	1,825	1,638	1,598
Net amortisation and impairment of intangible assets	172	16	97
Restructuring costs	41	195	411
Transaction-related costs	8	–	91
Separation and admission costs	411	278	66
Disposals and others	15	45	(189)
Adjusted operating profit	2,472	2,172	2,074
Add Back: Depreciation of property, plant and equipment	142	139	167
Add Back: Depreciation of right of use assets	38	35	48
Add Back: Amortisation of computer software	64	54	40
Add Back: Impairment of property, plant and equipment, rights of use assets and computer software net of impairment reversals	14	13	22
Adjusted EBITDA	2,730	2,413	2,351

Use of non-IFRS measures	Haleon Annual Report and Form 20-F 2022 53

Use of non-IFRS measures continued

.

Free cash flow

Free cash flow is calculated as net cash inflow from operating activities plus cash inflows from the sale of intangible assets, the sale of property, plant and equipment and interest received, less cash outflows for the purchase of intangible assets, the purchase of property, plant and equipment, distributions to non-controlling interests and interest paid.

We believe free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

The reconciliation of net cash inflow from operating activities to free cash flow for the years ended 31 December 2022, 31 December 2021 and 31 December 2020 is provided below:

£m	2022	2021	2020
Net cash inflow from operating activities	2,063	1,356	1,407
Less: Net capital expenditure[1]	(292)	(149)	612
Less: Distributions to non-controlling interests	(48)	(35)	(31)
Less: Interest paid	(163)	(15)	(19)
Less: Interest received	19	16	19
Free cash flow	1,579	1,173	1,988

1 Refer to Net capital expenditure below for calculation.

Free cash flow conversion Free cash flow conversion is calculated as free cash flow, as defined above, divided by profit after tax. Free cash flow conversion is used by management to evaluate the cash	generation of the business relative to its profit, by measuring the proportion of profit after tax that is converted into free cash flow as defined above.

The reconciliation of free cash flow conversion for the years ended 31 December 2022, 31 December 2021 and 31 December 2020 is provided below:

£m	2022	2021	2020
Free cash flow	1,579	1,173	1,988
Reported profit after tax	1,119	1,439	1,181
Free cash flow conversion	141%	82%	168%

Net capital expenditure Net capital expenditure includes purchases net of sales of property, plant and equipment and other intangible assets.	Net capital expenditure is used by management to measure capital invested in the operating activities of the Group’s business.

The reconciliation of net capital expenditure for the years ended 31 December 2022 and 31 December 2021 is provided below:

£m	2022	2021	2020
Purchase of property, plant and equipment	(304)	(228)	(222)
Proceeds from sale of property, plant and equipment	–	12	6
Purchase of intangible assets	(24)	(70)	(96)
Proceeds from sale of intangible assets	36	137	924
Net capital expenditure	(292)	(149)	612

54 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Net debt

Net debt at a period end is calculated as short-term borrowings (including bank overdrafts and short-term lease liabilities), long-term borrowings (including long-term lease liabilities), and derivative financial liabilities less cash and cash equivalents and derivative financial assets.

We analyse the key cash flow items driving the movement in net debt to understand and assess cash performance and utilisation in order to maximise the efficiency with which resources are allocated.

The analysis of cash movements in net debt allows management to more clearly identify the level of cash generated from operations that remains available for distribution after servicing the Group’s debt. In addition, the ratio of net debt to Adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.

The reconciliation of net debt to the different balance sheet items as at 31 December 2022 and 31 December 2021 is provided below:

£m	2022	2021
Short-term borrowings	(437)	(79)
Long-term borrowings	(10,003)	(87)
Derivative financial liabilities	(206)	(19)
Cash and cash equivalents	684	414
Derivative financial assets	94	17
Net debt[1]	(9,868)	246

1 The sum of the Group’s cash and cash equivalents and derivative financial assets exceeded the sum of its short-term borrowings, long-term borrowings and derivative financial liabilities as at the year ended 2021 (a net cash position).

Use of non-IFRS measures	Haleon Annual Report and Form 20-F 2022 55

Our approach to risk

We understand the challenges and uncertainties we
face and take a proactive approach to risk management
to maximise opportunities, drive informed commercial
decision-making, and protect our people and assets.

Risk management framework

At Haleon, continual assessment and management of risk is embedded in our strategy to achieve our long-term goals. The nature of these risks is diverse, and we need to have the appropriate processes and tools to identify risks before they materialise.

We have implemented a risk management framework which ensures accountability for the identification, assessment, monitoring and mitigation of risks aligned with the strategic objectives of our new global company. The framework supports information flow and open communication between the Board, the Audit & Risk Committee (ARC), the Executive Team, our functions, business units, markets and sites.

Our Internal Control Framework (ICF) defines the essential elements of the Group’s risk management and compliance programmes, ensuring risks associated with conducting business activities are effectively controlled, in line with the Board’s risk appetite and compliance with regulatory requirements.

The ICF is aligned to the Three Lines of Defence model which assigns roles and responsibilities for risks and controls within Haleon. Our business leaders are responsible for risk management and control execution (First Line of Defence). Management is supported by dedicated risk, control and compliance functions providing expertise, oversight and management monitoring (Second Line of Defence). Our internal audit function (Third Line of Defence) independently and objectively assesses the adequacy and effectiveness of our risk management programme and the ICF.

Risk governance

The Board has ultimate accountability for managing the Group’s risks and setting our risk appetite in line with our strategic objectives. The Board ensures appropriate oversight through various mechanisms, including strategy meetings, management reports and reviews of selected risk areas.

To assist the Board in discharging its responsibilities, the ARC is responsible for

Internal Control Framework
Three Lines of Defence
Risk taking and management
Risk oversight and business monitoring
Independent assurance

reviewing and assessing the effectiveness of the Group’s risk management and internal control systems, covering the Group’s principal risks, financial and operational controls and procedures.

The Executive Team is joined by the Heads of Audit & Risk and Ethics & Compliance to form the Enterprise Risk and Compliance Committee (ERCC). The ERCC meets quarterly and ensures that risks are adequately managed and the risk management framework is effectively deployed throughout the Group. The ERCC discusses principal and emerging risks, including reviewing industry trends, regulatory developments, high-profile incidents, and critical audit findings. Each principal risk is owned by an ERCC member, who is accountable for designing and implementing risk mitigation strategies and regularly reporting risk updates to the ARC and ERCC.

At a functional, business unit, market and site level, regular Compliance and Risk Forum (CRF) meetings ensure a more granular review of the enterprise risks and operationalise the strategies defined by the ERCC. These governance forums provide the ERCC with the bottom-up escalation of risks and issues, reporting on risk mitigation plans, and corrective and preventative actions to address issues. As such, communication and adequate reporting remain essential to ensure Haleon’s leaders keep a sound risk culture and are kept informed to allow swift decisions and meaningful actions.

An annual management confirmation review across each business unit and function ensures key risks are well managed and that corrective and preventative actions are in place to address any significant gaps.

56 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Assessing risk

We continuously assess and evaluate the risks posed by the changing environments in which we operate to ensure an appropriate, measured, and timely response by considering potential impacts and most likely scenarios.

In 2022, we conducted our first annual enterprise risk assessment (ERA), which gave us a top down, strategic view of risk at the enterprise level.

This assessment included a risk survey with our top 40 leaders, followed by interviews with Board and Executive Team members to identify and evaluate both current and emerging risks, and to inform the 2023 internal audit plan. The ERA outcome also reflects on whether we think the impact and likelihood associated with each of our principal risks are increasing or decreasing.

The top-down process is complemented by horizon scanning to identify external trends, and inputs from Compliance and Risk Forums at all levels of the organisation help us identify opportunities and/or emerging risks.

The ERA results have been shared with the Audit & Risk Committee and the Board to confirm the principal risks and agree on the Group’s risk management priorities for 2023.

Our principal risks

The Board considers the following principal risks to be the most significant risks faced by the Group, including those that can materially impact our performance and/or reputation and could threaten our long-term business model or liquidity. They are not listed in any particular order and do not comprise an exhaustive list of risks associated with the business.

While the Directors have carried out a robust assessment of these risks, additional risks not known to the Board or assessed to be less significant may also materialise and result in an adverse effect on the business. Following demerger, the Board no longer considers separation and listing related issues as a principal risk.

Risks recorded in the June 2022 Prospectus and the half year results have been incorporated into the Group’s risk management framework, where applicable post listing. Haleon also faces other enterprise risks that we manage as part of our integrated risk management framework, such as employee health and safety, regulatory and legal compliance, product quality and safety.

strategy key	1 Increase household penetration	3 Strong execution and financial discipline	Trend key	Increasing risk
	2 New and emerging opportunities	4 Responsible business		Decreasing risk
Unchanged

Principal risk and link to strategy	Description and risk development

1 2 3 4 Growth model Our success depends on our ability to identify and explore business opportunities to deliver organic growth.

The risk of not meeting our medium-term organic growth objectives means that we could become less relevant, resulting in erosion of shareholder value and damage to our reputation as a leading consumer health business which can ultimately jeopardise our prospects as a standalone company.

As one of the fastest growing and most resilient consumer staples within FMCG segments, the consumer healthcare market will continue to attract competitors at a global and local level. This exposes us to the risk of our product portfolio not being aligned to consumer needs or demands, and innovation not being responsive to competitor offerings, changes in consumer preference or market structure.

In addition, the risk of increasing customer concentration, market consolidation and shifts in sales channel structures can lead to increasing pressure on pricing, margins and product distribution.

Our approach to risk	Haleon Annual Report and Form 20-F 2022 57

Our approach to risk continued

Principal risk and link to strategy	Description and risk development

3 4 People and organisation Talent attraction and retention is pivotal towards a Haleon fit for the future.

The risk of being unable to attract, develop and retain a diverse range of skilled employees means we could miss our strategic objectives and downgrade our corporate reputation in a highly competitive market.

Employee requirements have evolved to include hybrid ways of working as a consequence of COVID-19. If we do not promote and execute talent recognition, career progression and people engagement, we will not be successful in establishing our employer position.

Failing to pursue a fit for the future, efficient organization in a fast-paced environment could impair the achievement of our objectives and prevent employees from realizing their full potential.

>>  See Our people on page 26.

2 4 Trusted ingredients Haleon’s brands must reflect trusted science and ingredients to consumers.

The risk of not pursuing best-in-class science or not monitoring and responding to emerging ingredient data and changes in consumer perception of product ingredients has the potential to negatively impact our brands and reputation.

There is increased regulatory and public scrutiny of the safety, purity and potential environmental impact of ingredients in healthcare products. Failure to actively monitor ingredient-related risks and address emerging ingredient regulations and industry and market trends can negatively impact our business and reputation. Among our priority areas: responsible practices to address active pharmaceutical ingredients in the environment; appropriate use of titanium dioxide inclusive of nanomaterials; and monitoring the potential for nitrosamine formation in our products. We take these responsible business actions to ensure our products are safe when used as directed and compliant with existing regulations.

>>  See The Group may incur liabilities or be forced to recall products as a result of real or perceived product quality or other product-related issues on page 205.

Strategy key		Trend key
1 Increase household penetration	3 Strong execution and financial discipline	Increasing risk
2 New and emerging opportunities	4 Responsible business	Decreasing risk
Unchanged

58 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Principal risk and link to strategy	Description and risk development

1 2 3 4 Supply chain resilience Continued challenges to our supply chain capacity test our resilience to ensure we meet increasing customer demand.

The risk of supply disruption or constraints in our global sourcing and supply network due to external or internal factors or insufficient capacity leading to the inability to meet customer demand and desired service levels.

Several of our manufacturing sites are heavily utilised, especially for the production of Panadol, for which customer demand has doubled over the last five years. In 2022, we faced unprecedented demand uplift for Panadol and other cold and flu products due to a very strong season in the US and Europe and China’s COVID-19 strategy change, which has impacted our ability to achieve our desired customer service level.

The end-to-end supply chain has also been impacted by rising commodity and energy costs. While our consumer health portfolio has proven to be less exposed to cost increases than other consumer staples businesses within FMCG, this remains a key area of focus and requires procurement and value management activities.

2 4 Environmental, social and governance Sustainability and climate-related risks are integrated into our business and investment decisions.

The risk of missing our responsible business goals could materially damage our reputation leading to significant financial losses. This is because responsible performance is critical to our investors, customers, consumers and employees.

We are partially reliant on infrastructure changes and external factors to achieve our goals. Important dependencies include the pace at which global energy supplies switch to renewables, the recycling industry developing technology to recycle small formats, the availability of responsibly and sustainably sourced or recycled materials and the rapidly changing regulatory and legislative environment.

The uncertain nature of climate change, governmental response and consumer behaviour bring additional challenges and opportunities.

Strategy key		Trend key
1 Increase household penetration	3 Strong execution and financial discipline	Increasing risk
2 New and emerging opportunities	4 Responsible business	Decreasing risk
Unchanged

Our approach to risk	Haleon Annual Report and Form 20-F 2022 59

Our approach to risk continued

Principal risk and link to strategy	Description and risk development

4 Cyber security Haleon’s operations depend on robust and secure IT systems and information management.

The risk of a major disruption to our IT systems, including through cyber attacks, could materially impact our operations, harm our reputation and lead to significant financial losses.

Cyber security threats with misuse of sensitive information and unauthorised access attempts continue to grow in number, velocity, and sophistication. As our activities rely on digital services, such adversity could disrupt our global business, our research and development, supply chain and sales, ultimately impacting our results.

The likelihood of such threats is increasing due to our extended public profile as a large new organisation. We therefore regard cyber security as a key risk and continue to respond accordingly.

2 3 4 Geopolitical instability Our operations benefit from a reliable and cooperative global environment.

The risk of current and increasing geopolitical tensions could destabilise key markets, impair our ability to conduct our globally connected business, challenge the exchange of products and services, and restrict the movement of talent.

The Russian invasion of Ukraine has resulted in additional supply and pricing uncertainties in tight energy and commodity markets.

International cooperation remains under pressure, including the increasingly complex political relationship between China and the US, our two largest markets, which may hinder the prospects of current trade deals and increase retaliation.

Increased sanctions, other supranational guidelines and the imposition of tariffs raise our risk profile and could lead to severe trade disruptions, cash flow constraints, and restricted opportunities for strategic growth.

Emerging risks

We define emerging risks as uncertainties or potential disruptors that have not yet crystallised into specific risks whose potential impact is difficult to predict. Emerging risks are reviewed by the Board alongside our principal risks. Macroeconomic uncertainty represents challenging conditions that affect the economies where we operate. For instance, significant increases in energy costs and inflationary pressures, including materials, wages and transportation costs, may adversely impact consumer behaviours and our cost structure. A continued rise in interest rates could result in higher financing costs and cash outflows. As governments and Central Banks seek to address budget challenges, changes to the fiscal and monetary policies may lead to unexpected tax exposure for the Group. Fluctuations between trading currencies introduce exposure to transactional and translational currency risks.

While global financial institutions cannot accurately predict a medium-term economic outlook, a macroeconomic downturn in key markets remains an uncertain scenario for 2023.

We remain proactive and vigilant in monitoring the financial conditions and assessing the potential impact of these scenarios on our business model and financial targets.

>>  See also Run a responsible business from page 21, Our people page 26, TCFD from page 28 and Risk factors from page 202.

>>  See Audit & Risk Committee Report from page 74.

60 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Viability statement

In accordance with provision 31 of the 2018 UK Corporate Governance Code, the Directors have assessed the viability of the Group by considering the activities and principal risks together with factors likely to affect the Group’s future development, performance, financial position, cash flows, liquidity position and borrowing facilities as described in the Annual Report.

The Directors’ assessment of viability has been made over a three-year period, which corresponds to the Group’s planning cycle. Additionally, the Directors believe this presents the readers of the Annual Report with a reasonable degree of confidence over the period assessed.

The assessment considered the Group’s prospects related to revenue, operating profit and free cash flow. The Directors considered the maturity dates for the Group’s debt obligations and its access to public and private debt markets, including its committed credit facilities. The Directors also carried out a robust review and analysis of the principal risks facing the Group, including those risks that could materially and adversely affect the Group’s business model, future performance, solvency and liquidity.

Stress testing was performed on a number of scenarios, including the potential impact of severe but plausible scenarios over the viability period for each potential combination of principal risks identified below. In total, four individual scenarios have been created incorporating a combination of principal risks, with a fifth collective scenario, which combines all the individual scenarios. Mitigating actions for such scenarios include reducing A&P spend, reducing capital spend, pausing M&A activity and cancelling shareholder dividends.

Based on the assessment described above and considering the Group’s current financial position, debt maturity profile, stable cash generation, access to liquidity, geographic diversification and lack of concentration of supply, the Directors have a reasonable expectation that the Group is well positioned to manage principal risks and potential downside impacts of such risks materialising, and that the Company will be able to continue in operation and meet its liabilities as they fall due over the assessment period.

Scenario modelled	Key assumptions	Link to principal risks

Scenario 1: A breakdown of a major manufacturing site resulting in a closure of the site for 18 months and causing a disruption to the supply chain increasing commodity, freight and labour costs and a Group-wide cyber event which would cause lost sales for two weeks.

	– Decrease in net revenue and gross profit as a result of a loss of product sales. – Increase in commodity, freight and labour costs of other manufacturing sites.	– Supply chain resilience. – Trusted ingredients. – Environmental, social & governance. – Cyber security.
Scenario 2: No sales price increases and volume growth over the forecast period across all product categories to reflect slower economic growth and competitor activity.	– No price increases and forecasted growth, with a corresponding impact on cost of goods sold due to lower volumes.	– Growth model. – Geopolitical instability. – Macroeconomic uncertainties (emerging risk).
Scenario 3: Other sensitivities to reflect inflationary pressure, foreign currency volatility, interest and tax risks, geopolitical risks (Russia-Ukraine) and inability to refinance.

–  Increase in tax charges resulting from an increase in the effective tax rate of 5%.

–  No revenue and operating profit generated from Russia, Ukraine and Belarus across the plan period.

–  Failure to refinance bonds in 2025.

–  Double interest costs on floating rate debt bonds.

–  Depreciation of pound sterling against major local currencies impacting the Group by 5%.

– Geopolitical instability. – Macroeconomic uncertainties (emerging risk).
Scenario 4: A significant incident that leads to a product recall and reputational damage of a key brand resulting in nil sale of products from this brand for six months.

–  75% decrease in sales and operating profit for a Power Brand for six months.

–  Write off all inventories relating to the product of the above Power Brand.

–  Additional investment in A&P to rebuild the brand.

– Growth model. – Supply chain resilience. – Trusted ingredients.
Scenario 5: Combination of all the above scenarios together with mitigating actions that could reasonably be implemented.	– Reduced A&P spend, reduced capital spend, pause in M&A activity, and cancellation of shareholder dividends.	– All the above risks.

Viability statement	Haleon Annual Report and Form 20-F 2022 61

Statement of compliance

Section 172 statement

Details of how the Directors have had regard to the matters set out in Section 172(1)(a) to (f) of the Companies Act 2006 is provided on page 71.

Non-financial and sustainability information statement

Non-financial and sustainability information, including a description of policies, due diligence processes, outcomes and risks and opportunities can be found as set out below. Internal verification and disclosure controls apply to all the information covered in these areas.

A description of the business model		Employee matters		Human rights
Our business model	10	Key performance indicators	12	Progress against our strategy - upholding our standards	25
		Stakeholder engagement	14
Impact of activities on the environment		Our culture and behaviours	16
Key performance indicators	12	Our People	26	Anti-corruption and anti-bribery
Progress against our strategy - environment	19	Our approach to risk	56	Progress against our strategy - upholding our standards	25
		Section 172 Statement	71
Task Force on Climate-related Financial Disclosures	28	Workforce engagement	72	Audit & Risk Committee Report	74
		Directors’ Remuneration Report	82
Our approach to risk	56	Miscellaneous Reporting Requirements	197	Policy, due diligence and outcomes
Section 172 Statement	71			Our approach to risk	56
Streamlined Energy and Carbon Reporting	199			Viability statement	61
		Social matters		Audit & Risk Committee Report	74
		Progress against our strategy - Health inclusivity	23
				Non-financial key performance
		Section 172 Statement	71	indicators
				Key performance indicators	12

>>  Key policies are available at www.haleon.com

The Strategic Report on pages 2 to 62 was approved by the Board on 20 March 2022.

Amanda Mellor,

Company Secretary

62 Haleon Annual Report and Form 20-F 2022	Strategic Report

Strategic Report	Corporate Governance	Financial Statements	Other Information

Corporate

Governance

Rituparna

Global R&D, Analytical Science

Rituparna is one of our scientists based in our global R&D site in Richmond, USA. As part of the Analytical Science team, Rituparna works closely on our US-based Theraflu and Advil brands. Sold since 1960 and winner of the Consumer Healthcare Products Association (CHPA) 2022 People’s Choice Award, Theraflu was the fastest growing of the top four global cold and flu brands.

HALEON
THERAFLU
FLU RELIEF
MAX STRENGTH*
NIGHTTIME
Acetaminophen
6 PACKETS

Corporate Governance	Haleon Annual Report and Form 20-F 2022 63

Our Board of Directors

Board composition		Chair and Executive Directors

● Chair	1

Sir Dave Lewis

Chair

 N

Appointed: 23 May 2022

Skills and experience: Dave was Group Chief Executive Officer of Tesco plc from 2014 until September 2020. Prior to joining Tesco, he spent 28 years at Unilever plc, holding a variety of leadership roles in Europe, Asia and the Americas, including President Americas and Global President for Personal Care.

Other significant appointments:

–  PepsiCo Inc. (Non-Executive Director)

–  World Wildlife Fund UK (Chairman)

Brian McNamara

Chief Executive Officer

Appointed: 23 May 2022

Skills and experience: Brian joined GSK’s Consumer Healthcare business as Head of Europe and the Americas in 2015. He was previously at Novartis AG where he held senior leadership roles, including serving as OTC Division Head and a member of the Novartis Executive Committee. He began his career at Procter & Gamble, where he gained extensive experience in product supply, brand marketing, and customer leadership.

Other appointments:

–  The Consumer Goods Forum (Board Member)

Tobias Hestler

Chief Financial Officer

Appointed: 23 May 2022

Skills and experience: Tobias joined GSK’s Consumer Health Joint Ventures as CFO in 2017. He has previously held a number of local and global finance leadership roles at Novartis in the US and Europe, culminating in the position of CFO at Sandoz, the generics division of Novartis AG.

Other appointments:

–  No external appointments

● Executive Directors	2
● Independent Non-Executive Directors	6
● Non-Executive Directors	2

Gender
● Men	6
● Women	5

Ethnicity
		Independent Non-Executive Directors

● White	9

Manvinder Singh (Vindi) Banga

Senior Independent Non-Executive Director (SID)

 A   N   R

Appointed: 18 July 2022

Skills and experience: Vindi spent 33 years at Unilever plc, culminating in becoming President of the Global Foods, Home and Personal Care businesses and executive board member. He has subsequently held a range of non-executive directorships, including at GSK plc (as Senior Independent Director), Marks & Spencer plc (as Senior Independent Director), the Confederation of British Industry (CBI) and Thomson Reuters Corp.

Other significant appointments:

–  Clayton Dubilier & Rice LLC (Operating Partner)

–  UK Government Investments Limited (Chairman)

–  Marie Curie Trust (Chairman)

Tracy Clarke

Independent Non-Executive Director

 A   N   R   E

Appointed: 18 July 2022

Skills and experience: Tracy held a range of senior executive positions during her 30-year tenure at Standard Chartered Bank, where her last role was Private Bank CEO and Regional CEO, Europe & Americas. Tracy’s prior non-executive roles include Chair of the Remuneration Committees of Sky plc and Eaga plc and Remuneration Committee member of Inmarsat plc.

Other significant appointments:

–  TP ICAP plc (Non-Executive Director and Remuneration Committee Chair)

–  Starling Bank Limited (Non-Executive Director and Remuneration Committee Chair)

Deirdre Mahlan

Independent Non-Executive Director

 A   N   R

Appointed: 18 July 2022

Skills and experience: Deirdre is a qualified accountant and held a number of senior finance and general management roles during her 27-year career at Diageo, including President, Diageo North America and Chief Financial Officer of Diageo plc. Prior to Diageo, she held senior finance roles in Joseph Seagram and Sons, Inc. and PwC. Deirdre was a non-executive director of Experian plc from 2012 to 2022.

Other significant appointments:

–  Duckhorn Portfolio, Inc.

(Non-Executive Director and Audit Committee Chair )

–  Kimberly-Clark Corporation (Non-Executive Director)

● Mixed/Multiple ethnic groups	2

Board and Committee membership key:
■ Committee Chair A Audit & Risk N Nominations & Governance R Remuneration E Environmental & Social Sustainability

64 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

Independent Non-Executive Directors		Company Secretary

Marie-Anne Aymerich

Independent Non-Executive

Director

 E

Appointed: 18 July 2022

Skills and experience: Marie-Anne previously led the worldwide Oral Care category at Unilever plc where she developed a portfolio of new premium brands. Prior to that, Marie-Anne was Brand General Manager of LVMH Group’s Dior Perfume and Beauty business. Before joining LVMH, Marie-Anne was Managing Director for Unilever’s Home and Personal Care business in France.

Other significant appointments:

–  Pierre Fabre Group

(Non-Executive Director )

–  Academy of St Martin in the

Fields (Trustee, Member of

Nomination Committee)

Dame Vivienne Cox

Independent Non-Executive

Director

 A   R   E

Appointed: 18 July 2022

Skills and experience: Vivienne worked for BP plc for 28 years, holding senior leadership roles including Executive Vice President and Chief Executive of BP’s gas, power and renewable business. Vivienne’s previous non-executive directorships include GSK plc, where she was Workforce Engagement Director, BG Group plc, Rio Tinto plc, Pearson plc and the UK Government’s Department for International Development.

Other significant appointments:

–  Victrex plc (Chair)

–  Stena AB (Non-Executive Director)

–  Montrose Associates (Advisory

Board member)

Asmita Dubey

Independent Non-Executive

Director

Appointed: 18 July 2022

Skills and experience: Asmita has over 25 years of experience working in consumer businesses and is currently Chief Digital & Marketing Officer of L’Oreal Groupe. She has extensive experience of working and building joint business partnerships in China and served on GSK’s Consumer Healthcare Digital Advisory Board for two years from March 2020 to March 2022.

Other significant appointments:

–  L’Oreal (Chief Digital & Marketing Officer and Member of Executive Committee)

Amanda Mellor

Company Secretary

Appointed: 23 May 2022

Skills and experience: Amanda brings extensive experience in company secretarial, corporate governance, investor relations and investment banking.

Other appointments:

–  Volution Group plc (Senior Independent Director).

Non-Executive Directors (Nominated by Pfizer Inc.)	Skills and experience (excluding Executive Directors) This table shows the number of Directors with each relevant skill/experience.

	Consumer	7

	Healthcare	5

	International	9

	Supply chain	3

David Denton

Non-Executive Director

Appointed: 1 March 2023

Skills and experience: Dave is Chief Financial Officer and Executive Vice President for Pfizer Inc. providing strategic global financial leadership. He has over 25 years of finance and operational expertise including more than 20 years in the healthcare sector. Prior to joining Pfizer in 2022, he was CFO and Executive Vice President of Lowe’s Companies Inc. from 2018. Previously he was executive vice president and CFO of CVS Health Corporation.

Other significant appointments:

–  Pfizer Inc. (Chief Financial Officer and Executive Vice President)

–  Tapestry Inc. (Board member)

Bryan Supran

Non-Executive Director

Appointed: 18 July 2022

Skills and experience: Bryan is SVP & Deputy General Counsel for Pfizer Inc. with responsibility for counselling Pfizer management and directors on strategic initiatives and business development transactions. During his tenure at Pfizer, he also has led Pfizer’s intellectual property and international legal teams and provided legal support for Pfizer’s R&D and manufacturing organisations. Previously, Bryan worked at Ropes & Gray LLP.

Other significant appointments:

–  Pfizer Inc. (Senior Vice President and Deputy General Counsel)

	Technology	1

	Digital/innovation	2

	Regulatory	3

	Finance	3

	M&A/transformation	7

	Sustainability/ responsible business
		5

	Employee engagement	2

	Governance/investor	5

John Young served as Non-Executive Director nominated by Pfizer from 18 July 2022 to 28 February 2023.	>> Full biographies can be found on our website at: www.haleon.com

Board of Directors	Haleon Annual Report and Form 20-F 2022 65

Our Executive Team

Gender		In addition to Brian McNamara and Tobias Hestler, the Executive Team comprises:

● Men	7
● Women	6

Keith Choy

President, Asia Pacific

Appointed: 16 December 2021

Skills and experience: Keith has almost 30 years’ experience in the consumer-packaged goods and health industries and joined GSK’s Consumer Healthcare business in 2019. He was previously President, International Markets for Pfizer Consumer Healthcare. Keith has also held roles at Wyeth Pharmaceutical and Gillette.

Bart Derde

Chief Supply Chain Officer

Appointed: 16 December 2021

Skills and experience: Bart has over 30 years’ experience in the consumer goods industry and joined GSK’s Consumer Healthcare business in 2018. He was previously Head of Quality, Safety Sustainability and Compliance at Reckitt Benckiser Group plc after holding various roles in the organisation’s global health supply chain. Prior to that, he held various roles at Unilever plc.

Amy Landucci

Chief Digital and Technology Officer

Appointed: 16 December 2021

Skills and experience: Before joining GSK’s Consumer Healthcare business in 2017, Amy spent more than a decade at Novartis AG, where she was most recently the Global Head of Digital Medicines and prior to that, Chief Information Officer for the Novartis OTC Division. Amy began her career at Accenture plc. She previously served on the Board of Directors for HealthyWomen.

Ethnicity

● White	11
● Mixed/Multiple ethnic groups	2

Filippo Lanzi

President, EMEA and LatAm

Appointed: 16 December 2021

Skills and experience: Filippo joined GSK in 2015 holding leadership roles in South and Central Eastern Europe prior to becoming APAC Regional Head. He then became Head of EMEA in 2019, prior to leading LatAm too. Before GSK he worked for Novartis OTC as General Manager in Italy and Greece. Previously, Filippo worked at Johnson & Johnson and Nestlé S.A.

Jooyong Lee

Head of Strategy and Office of the CEO

Appointed: 16 December 2021

Skills and experience: Before joining GSK’s Consumer Healthcare business in 2019, Jooyong oversaw market strategy across all global markets at Diageo plc. Before that she was Vice President of Strategy for InterContinental Hotels Group. Jooyong is a former management consultant with McKinsey & Company, having started her career at Procter & Gamble.

Teri Lyng

Head of Transformation and Sustainability

Appointed: 16 December 2021

Skills and experience: Teri led the transformation office managing the integration of the Pfizer Consumer Healthcare business and the subsequent programme to demerge Haleon. Previously, Teri led the Quality function for GSK’s Consumer Healthcare business and had also held similar roles in Novartis’s OTC business and the consumer health divisions of both Wyeth, LLC and Merck Group.

66 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

Mairéad Nayager

Chief Human Resources Officer

Appointed: 1 March 2022

Skills and experience: Mairéad was Chief Human Resources Officer at Diageo plc for six and a half years until January 2022, having previously held a number of HR leadership roles across Diageo’s businesses in Europe and Africa during her 16-year tenure. Prior to joining Diageo, Mairéad spent three years at the Irish Business and Employers’ Confederation (IBEC).

Lisa Paley

President, North America

Appointed: 16 December 2021

Skills and experience: Prior to joining GSK’s Consumer Healthcare business in 2019, Lisa spent a decade at Pfizer Consumer Healthcare where she was most recently President, North America. She was previously Vice President of Sales at Johnson & Johnson and also held various roles at Pfizer Consumer Health/Warner Lambert.

Franck Riot

Chief R&D Officer

Appointed: 16 December 2021

Skills and experience: Franck has over 20 years’ experience leading R&D in consumer-led industry. Prior to joining GSK’s Consumer Healthcare business in 2019, he was Vice President of Research and Innovation for the Essential Dairy and Plant-Based Division, Danone S.A. Before this, he was Group R&D Director at Nomad Foods and previously held a variety of R&D leadership roles at Danone.

Tamara Rogers

Chief Marketing Officer

Appointed: 16 December 2021

Skills and experience: Tamara has 30 years of experience in FMCG. Prior to joining GSK’s Consumer Healthcare business in 2019, Tamara spent nearly 25 years at Unilever plc, most recently as Executive Vice President, Personal Care, North America and prior to that, SVP Global Deodorants. Tamara is a Board Member of the Global Self-Care Federation.

Bjarne Philip Tellmann

General Counsel

Appointed: 16 December 2021

Skills and experience: Prior to joining GSK’s Consumer Healthcare business in 2020, Bjarne was General Counsel of Pearson plc, before which he held a range of legal leadership roles at The Coca-Cola Company in the US, Europe and Asia and at Kimberly-Clark Corporation. Bjarne began his career in private practice at Sullivan & Cromwell LLP and White and Case LLP.

>> Full biographies can be found on our website at: www.haleon.com

Haleon Annual Report and Form 20-F 2022 67

Letter from the Chair

Building the Board and Governance

I joined as designate Chair in January 2022, attracted by Haleon’s purpose, its business model and position as a leading global consumer health business, the quality of its brand portfolio and its strategy for growth.

My first priority was to establish a Board with Non-Executive Directors (NEDs) in readiness for the demerger and for Haleon’s life as a listed company. This was a unique opportunity to establish a Board and governance framework that would reflect the nature of Haleon’s business and best support its strategic ambitions and management. Key amongst the experiences, skills and attributes required for the Board was extensive consumer/FMCG, international, innovation, digital, strategic and listed company experience. Equally important was to bring together a truly diverse group of individuals with different and new perspectives.

We are pleased to have established such an experienced and diverse Board for Haleon. Valuable continuity for the business was ensured with the appointment of two experienced Independent NEDs from GSK, including our Senior Independent NED, Vindi Banga and our Workforce Engagement Director, Dame Vivienne Cox. We secured two experienced Committee Chairs with the appointments of Tracy Clarke as Chair of Remuneration and Deirdre Mahlan as Chair of Audit & Risk and we welcomed two first-time Independent NEDs to a FTSE 100 Board with the appointments of Marie-Anne Aymerich and Asmita Dubey. We also welcomed two NEDs, Bryan Supran and John Young, as representative directors of Pfizer Inc. John stepped down from the Board on 28 February 2023 and was succeeded by David Denton on 1 March 2023.

Pre demerger

The Directors all undertook an extensive onboarding programme in the months leading up to the demerger and listing to understand the business, its key risks as well as their responsibilities as Directors for approving the Prospectus, and for serving on the Board of a listed company.

Life as a listed company

We also needed to establish our Board governance framework, Board Committees, processes and ways of working, both as a Board and with the wider business.

Since July, the Board has focused on the Company’s strategy, brand portfolio, medium-term plan and operating model, the evolution of its culture and responsible business agenda as well as approving our external reporting and governance-related matters. We also completed an audit tender process for the external auditor resulting in the recommendation to appoint KPMG LLP (UK) as statutory auditor for the financial year ending 31 December 2023, subject to shareholder approval at the Annual General Meeting (AGM). Detail on the wide range of issues covered is provided on page 70 and you can read more about our decision-making on page 71 in our Section 172 Statement.

While the whole Board engaged on responsible business matters during 2022, we recently set up an Environmental & Social Sustainability Committee, chaired by Marie-Anne Aymerich to focus on this important area. Further information is provided on page 81. We agreed a plan in relation to employee engagement and detail on the progress achieved to date is set out on page 72.

Our AGM

We are looking forward to hosting our first AGM which will provide investors with a valuable opportunity to communicate with the Board. This will be digitally enabled as we believe it provides a more engaging forum, and enables greater participation and wider accessibility for Haleon’s global investor base. Information on how to participate electronically will be provided in our Notice of Meeting. I look forward to hearing from you all then.

The Board is encouraged by the strong performance delivered to date and is optimistic for the potential of the business. Our priorities now are to support the execution of the growth strategy, the development of world-leading competitive capabilities in branding and innovation and to ensure the evolution of our culture, values and purpose to set Haleon up for success over the longer term.

Sir Dave Lewis Chair

Following the demerger from GSK plc on 18 July 2022, Haleon listed on the London and New York stock exchanges.

The work required by the team to deliver this was considerable but in doing so they provided a strong platform for Haleon’s future.

We have established a capable, experienced and diverse Board. Women represent 83% of the Independent Non-Executive Directors and 45% of the total Board. Two of our Directors are ethnically diverse. Women have been appointed as Chair to Board Committees and to the role of Workforce Engagement Director.

This Governance report covers the 19 week period from the Board’s formal appointment since the listing of Haleon plc in July 2022 to the end of the 2022 financial year.

The Board has covered much ground in the period from its formal appointment since the listing of Haleon plc in July 2022 to the end of the 2022 financial year. This includes reviewing and agreeing as appropriate matters relating to financial performance, strategy, the organisational model and governance as well as completing a tender process for the external auditor. Information on the Board and Committees’ activities is set out on the following pages.

68 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

Governance structure

The Board

The Board’s main role is to promote the long-term sustainable success of the Company, generating value for shareholders and contributing to wider society. It sets the Company’s purpose, values, strategy and long-term objectives.

>>  Matters reserved for the Board and the Committees’ terms of reference are available at

www.haleon.com

>>  The Chair, CEO and SID’s role descriptions are also available at

www.haleon.com

	►	Audit & Risk Committee >> See page 74

The role of the Committee is to ensure the integrity of the financial reporting and audit process and to oversee the maintenance of sound internal control and risk management systems. The Committee monitors the effectiveness of internal and external audit and reviews concerns about financial fraud and whistleblowing.

	►	Nominations & Governance Committee >> See page 80

The role of the Committee is to lead the process for appointments to the Board and senior management positions, ensuring plans are in place for orderly succession and to oversee the development of a diverse pipeline. The Committee also has a role to ensure that the Company is managed to high standards of corporate governance.

	►	Remuneration Committee >> See page 81

The role of the Committee is to set the broad structure for the Company’s remuneration policy and to determine the remuneration of the Board, Company Secretary and Executive Team. The Committee is also responsible for reviewing the related policies and the alignment of incentives and rewards with the Company’s culture.

	►	Environmental & Social Sustainability Committee (established March 2023)

The role of the Committee is to provide oversight and effective governance over progress with the environmental and social sustainability agenda and the external governance and regulatory requirements relevant to these areas.

▼

Chief Executive Officer (CEO) is responsible for:

–  Developing Haleon’s strategic direction for consideration by the Board.

–  Implementing the strategy and reporting on progress.

–  Day-to-day management of the Company, communicating expectations in relation to Company culture and ensuring responsible business conduct across the business.

–  Providing effective leadership, co-ordination and performance management of the Executive Team.

►

Executive Team is responsible for:

–  Supporting the CEO on the delivery of Haleon’s strategy.

–  Providing input into strategic and operational decisions aligned to business priorities, and supporting on the delivery of actions.

–  Supporting the CEO in implementing decisions made by the Board.

Board and Committee meeting attendance during 2022

Director	Board	Audit & Risk Committee	Nominations & Governance Committee	Remuneration Committee
Chair and Executive Directors
Sir Dave Lewis	4/4		1/1
Brian McNamara	4/4
Tobias Hestler	4/4
Independent Non-Executive Directors
Vindi Banga	4/4	4/4	1/1	4/4
Marie-Anne Aymerich	4/4
Tracy Clarke	4/4	4/4	1/1	4/4
Dame Vivienne Cox[1]	3/4	3/4		3/4
Asmita Dubey	4/4
Deirdre Mahlan	4/4	4/4	1/1	4/4
Non-Executive Directors
Bryan Supran	4/4
John Young[2]	4/4

1 Received white papers and provided comments in advance of the meetings.

2 Stepped down from the Board on 28 February 2023.

Governance structure	Haleon Annual Report and Form 20-F 2022 69

Board activities

Overview and activities pre-listing

Pre demerger and listing, the priority was to ensure that all Directors received a thorough induction and onboarding in order to carry out their responsibilities as Directors. Given the scale and complexity of this transaction, multiple Board sessions were arranged to cover the business and its operations, the principal risks, significant structural agreements and contracts, key areas of regulation, listing and governance, and Directors’ duties.

In addition to the onboarding programme, the Board worked on implementing governance frameworks in readiness for our life as a listed company. We considered the design and membership of Board Committees and the scope of each.

The designate Remuneration Committee worked with management to build a robust, transparent remuneration structure. We considered employee engagement and appointed a Workforce Engagement Director (WED) in line with the recommendation of the UK Corporate Governance Code. The Board also considered oversight of responsible business matters and agreed that the whole Board should be engaged on this important area during 2022 until Haleon’s approach was more established. Having discussed a variety of ESG-related topics and approved our sustainability strategy and targets during 2022, we have now established an Environmental & Social Sustainability Committee.

It was important for us to establish a robust governance framework for the wider business to support management’s interactions with the Board. This involved reviewing all the critical processes required to support Board and Committee activities and ensure that Directors would have the right information and sufficient time to fulfil their duties. We agreed our Board ways of working, terms of reference, the frequency and operating of meetings, forward agendas and key matters, internal controls and Board authorities.

Key areas of Board discussion since July 2022 listing

Group strategy

–  Reviewed and approved the 2023-2025 Corporate Plan as a basis for preparing the 2023 budget.

–  Discussed the brands, brand strategy and progress made against the strategic priorities.

–  Reviewed the strategic and operational performance of the business by brand, categories and regions.

–  Deep dives covering supply chain, and R&D and innovation.

–  Discussed and approved the sustainability strategy.

Financials and performance

–  Approved and reviewed the 2023-25 Corporate Plan and 2023 budget.

–  Monitored Haleon’s financial performance.

–  Approved the half-year, third-quarter and full-year results.

–  Considered the approach to capital management and returns.

–  Reviewed the approach to dividend.

–  Received updates on and discussed investor relations matters.

–  Discussed peer benchmarking against performance.

–  Reviewed outcome of audit tender process and approved appointment of KPMG LLP as statutory auditor.

Risk management

–  Reviewed and discussed regular risk reports from the Head of Internal Audit and Risk.

–  Undertook in-depth reviews of key areas of risk in relation to operations and litigation.

–  Approved the Company’s insurance policies.

People, culture and values

–  Reviewed and discussed plans for employee engagement with the WED.

–  Reviewed the Haleon People strategy, the plans to build a team of industry-leading talent, the employee value proposition, the new performance management approach and the organisation and cultural priorities for Haleon.

–  Discussed and reviewed Haleon’s culture and considered aspects of Haleon’s global employee engagement survey.

–  Considered Haleon’s DEI strategy and global DEI initiatives and approved the Board Diversity and Inclusion Policy.

–  Reviewed the Haleon Gender Pay Gap Report for 2022.

–  Approved Haleon’s first Modern Slavery Statement for 2022.

Sustainability

–  Reviewed and approved the sustainability strategy and associated targets.

–  Discussed progress on the sustainability agenda and agreed to establish the Environmental & Social Sustainability Committee to focus on the key elements of our responsible business agenda.

Governance

–  Received reports at each scheduled meeting from the Committee Chairs on key areas of discussion and focus.

–  Discussed feedback from the 2022 Board and Committee effectiveness reviews and agreed the 2023 actions.

Shareholder and stakeholder engagement

–  Engaged with key investors, held meetings with brokers and discussed the views of institutional shareholders.

–  Discussed support provided to customers and employees before and after demerger.

–  Received updates from Investor Relations, including share price and valuation analysis, market engagement and ownership analysis and sell-side sentiment.

–  Reviewed the plans for engaging with employees and discussed progress against these.

70 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

Section 172 Statement

[page 76] illustrate how they understand and consider the key issues in order to carry out their s172 duties.

The Board considers that, during the year under review, it has acted to promote the long-term success of the Company for the benefit of its members while having due regard to the factors set out in Section 172(1)(a) to (f) of the Companies Act 2006. The Board recognises the importance of understanding and considering the views and interests of the Company’s key stakeholders, and this forms an important element of Directors’ discussions and decision-making. The Directors are aware that in making some decisions, stakeholder interests may be conflicted, however, the detail provided below and the example on page 81 illustrate how they understand and consider the key issues in order to carry out their s172 duties.

Meeting agendas, agreed in advance by the Chair, CEO, members of the Executive Team and Company Secretary, include a number of regular standing items, including updates on operations and financial performance and a number of detailed topics for discussion or approval. Deep dives on specific areas of operation have also been covered in additional sessions with Board members. All Board papers include a section outlining the potential impact of the matter under discussion on key stakeholders and how this links to the Company’s business model and strategic pillars. A CEO Report is discussed at each meeting. This covers a wide range of issues and includes insights into consumer behaviours, the external environment, customer relationships, supply chain, employees and investors. Regular updates have been shared on: the Company’s responsible business activities, sustainability, Modern Slavery statement, DEI strategy; compliance, conduct and Speak Up, internal controls, risk management and employee engagement. The Chair and Committee Chairs meet regularly with members of the Executive Team ahead of Board and Committee meetings.

Most engagement with stakeholders occurs at senior leader and operational level, (see page 14), with the Board receiving updates about stakeholders’ interests and issues in Board reports. Directors have also directly interacted with investors and employees. The Chair met with key investors before and following the listing of the Company, the Remuneration Chair met with investors and shareholder representatives as part of the consultation on the Remuneration Policy, and the WED and other Directors met with employee groups. Detail on the work of the WED is provided on page 72. The Chair has also responded to letters from investors on Haleon’s response to the cost of living crisis, climate change as well as changes to investor voting policies on Governance and capital allocation.

Long term Employees	Business relationships Community and environment	Business conduct Members of the Company
Relevant S172 factors A Long term B Employees	C Business relationships D Community and environment	E Business conduct F Members of the Company
Sustainability A B C D E

–  Reviewed and approved the sustainability strategy and the KPIs to be adopted.

–  Considered Haleon’s progress in reducing carbon emissions and steps required to deliver Company targets.

–  Debated the role of offsetting and provided guidance on the importance of using carbon-only, science-based targets. Discussed investor expectations in relation to these important targets and provided guidance on this.

–  Considered the packaging strategy, the regulatory environment, recycling targets and the challenges to the recycling of post-consumer recycled product.

–  Reviewed the sourcing of our trusted ingredients.

–  Discussed the engagement across industry-wide initiatives to support our strategy.

–  Discussed suppliers, the Supplier Code of Conduct and the work in progress in relation to Human Rights.

–  Considered the actions being taken in relation to health inclusivity to support Haleon’s purpose-led ambitions and plans for engaging the leadership and Haleon’s employee community.

Investors A F

–  Received regular updates on and discussed the investor and financial market engagement pre and post listing and noting the analyst engagement and coverage.

–  Reviewed feedback from investor and analysts.

–  Reviewed the Haleon share register and discussed its evolution and forward engagement programme.

–  Reviewed investor communications and presentations.

–  Reviewed communications to retail shareholders ahead of joining Haleon share register following demerger.

–  Reviewed details in relation to management of the share register and ADR programme.

Culture A B E

–  Reviewed the work undertaken to develop Haleon’s culture and the different cultural traits of pharmaceutical vs consumer companies.

–  Reviewed the People Strategy and Company purpose and discussed the behaviours, ways of working, as well as organisation and cultural priorities for Haleon.

–  Reviewed steps being taken around employee proposition and how the Company assesses and develops talent and drives a performance-focused culture.

Customers & Health Professionals A C

–  Reviewed the customer model and macro and consumer trends.

–  Discussed support provided to customers pre and post demerger.

–  Discussed the feedback received from customers and Health Professionals on Haleon’s brand and performance as an independent company.

Supply Chain C D E

–  Reviewed the end-to-end supply chain and the technology footprint to deliver the product portfolio.

–  Reviewed regulatory considerations, materials, packaging and suppliers, internal manufacturing and key sites, contract manufacturing operations, warehousing network and freight.

–  Reviewed performance and key benchmarks, including employee health and safety, product quality and sustainability.

Board activities	Haleon Annual Report and Form 20-F 2022 71

Board activities continued

Workforce engagement

Approach

The Board values the opportunity to engage with the Company’s employees. This has been especially important following Haleon’s demerger and listing and the focus on building a Haleon culture. It is essential to understand the issues that are important to our employees across Haleon’s markets and regions, learn about their experience of working at Haleon and be aware of any challenges that need to be addressed.

Ahead of the demerger, the Board reflected on how it might best engage with its new stakeholders, especially Haleon’s employees, and the Board’s responsibilities under the UK Corporate Governance Code (Code). For the purposes of the Code, Haleon considers its employees to comprise permanent and fixed-term direct employees.

Having considered the Code and various options for employee engagement, the Board agreed to designate a Non-Executive Director as our Workforce Engagement Director and appointed Dame Vivienne Cox to this role given her experience in this area. As part of her role, Dame Vivienne is responsible for gathering and explaining employees’ views to the Board.

Engagement plan

In line with the Code requirement to establish a mechanism to bring the employee voice and key insights into the Boardroom, Dame Vivienne and our Chief Human Resources Officer, Mairéad Nayager, hosted a session with a cross-business group of culturally diverse employees from across our markets and functions to understand the meaningful and innovative ways for the Board to engage with employees on our purpose, strategy, performance and culture.

Dame Vivienne then met the same group again, and another cross regional group of employees from our customer and consumer-focused teams, to get their input and thoughts on relationships, and how Haleon is building its brand and leveraging its portfolio. Both meetings were held without senior leadership present.

The Board considered the feedback and agreed a number of principles to guide its approach to employee engagement, recognising its importance in supporting the Board’s discussions and decisions, including those relating to remuneration.

As a result, the Board established a plan which it considers will:

–  deliver meaningful insights on all aspects of the business from Haleon’s diverse group of employees,

–  utilise existing engagement opportunities, groups and technologies to our best advantage, and

–  create an environment where employees feels comfortable being open and transparent with the Board.

Continued engagement

The Board received regular verbal updates in 2022, and will continue to receive them going forward, along with a detailed summary at the end of each financial year, and an update on employee survey results. The employee engagement plan will be reviewed annually and an employee engagement dashboard is in progress for 2023.

>>   see our stakeholder engagement, people, remuneration, and employee engagement disclosures on pages 14, 27, 103 and 197.

Dame Vivienne Cox Workforce Engagement Director

Since July 2022 I have engaged with the same group of employees who helped shape the engagement plan, and also with a second group of employees from our customer and consumer-focused teams.

Discussion has focused on the role our brands play in building our reputation and how Haleon’s brand and purpose resonates with customers. The group engagement has also highlighted a number of areas where we might leverage our human understanding advantage and brand heritage. In addition, the group also discussed Company progress since demerger.

From our conversations, our responsible business strategy is seen as a key area of differentiation and the group highlighted the support for the Company’s external position on sustainability, and the opportunity to build understanding across the employee community as to what this means for them. This feedback was shared and discussed with the Board during the year.

Looking ahead, in 2023 I will be seeking to engage on a wide range of topics including responsible business, perfomance and remuneration.

72 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

Board development, effectiveness and performance

Board training and development

The Board participated in a number of deep dives to enhance its understanding of key business areas. Since demerger, sessions have been held on:

–  Research & Development (R&D) and innovation: covering Haleon’s R&D capabilities, the R&D external ecosystem, the external market, R&D investment, the strategic framework supporting our innovation strategy, the innovation operating model and performance, innovation pipeline and longer-term ambition.

–  Supply chain: covering an overview of the end-to-end supply chain, the technology footprint to deliver the product portfolio, regulatory considerations, materials, packaging and suppliers, internal manufacturing and key sites, contract manufacturing operations, warehousing network and freight, the customer model, performance and key benchmarks, including employee health and safety, product quality and ambitions in relation to this and sustainability.

The Board also had a detailed strategy session ahead of its review of the 2023- 2025 corporate plan covering Haleon’s market perimeter, macro and consumer trends and the consumer, the Haleon portfolio and insight into our categories and ambition.

Further deep dives are planned for the year ahead. A tailored induction programme for our newest Non-Executive Director, David Denton, is underway.

Board effectiveness

Given that the Board of Haleon plc was only appointed with effect from the date of listing on 18 July 2022, the Board agreed to adopt a questionnaire-based evaluation process conducted by the Company Secretary. The goal was to highlight those areas where we might need to adjust our practices, as well as identify the areas that are already working well.

The questionnaire for the Board and each of the Board Committees was circulated to Board and Committee members and other attendees as required. Board members were also able to discuss their responses via a meeting if preferred. Findings on the Committees were shared with the Chair of each Committee. Findings on the Board and Committees were shared with the Nominations & Governance Committee before coming to the Board for discussion. Actions were agreed for the Board and each Committee. These will be tracked during 2023.

Group Chair performance

The Chair review process was led by the Senior Independent Non-Executive Director. He sought feedback from the Non-Executive Directors separately, without the Chair present. He also took into account the views of the Executive Directors. The feedback was collated and shared with the Chair.

Directors’ performance

Evaluation of individual Director performance was carried out by the Chair. These performance reviews are used as the basis for recommending the re-election of Directors by shareholders at the AGM. The Chair had one-to-one discussions with each NED to discuss, among other things:

–  their performance and individual effectiveness,

–  their time commitment to Haleon, including the potential impact of outside interests,

–  their ongoing development

–  the Board’s composition, taking into account Non-Executive Director succession plans, and

–  current and future Committee membership and structure.

Each of the Directors is considered to be an effective member of the Board and all Directors as at the date of this Report will seek re-election at the AGM.

Key findings

Recognising that the Board and its Committees had yet to complete one full annual cycle, the Directors concluded the Board and Committees had made a good start and covered a lot of ground. While the Board and Committees were considered to be operating effectively, a number of actions were agreed and these are set out in the table below.

Action plan
Board	– Focus on delivery of strategic objectives, driving performance and shareholder returns.
– Build on Talent agenda and continue to support development of the Haleon culture and world-class team.
– Continue to develop director induction and ensure opportunities for market visits and further engagement with Haleon’s employees, brands and business model.

Audit & Risk	– Continue oversight and focus on key areas of the Committee’s remit.
Committee	– Continue focus on key areas such as IT and cyber security.
– Ensure effective ways of working and assurance with specific focus on the transition to KPMG LLP as auditor, and the 2023 internal audit plan.

Nominations & Governance	– Recommend the creation of the Environmental & Social Sustainability Committee, committee membership and associated terms of reference.
Committee	– Ensure ongoing training on key areas of governance.
– Support development and succession of key leadership.

Remuneration	– Continue oversight and focus on key areas of the Committee’s remit.
Committee	– Review executive remuneration structures and targets to ensure balance with Company-wide offering.
– Review the effectiveness and transparency of disclosures and reporting.

Board development, effectiveness and performance	Haleon Annual Report and Form 20-F 2022 73

Audit & Risk Committee Report

Deirdre Mahlan Chair

Key duties and responsibilities

The Committee’s responsibilities include

monitoring and reviewing:

–  The integrity of financial reporting of the Company’s Financial Statements including reviewing significant judgements and the adequacy of related disclosures.

–  The external and internal audit process and performance of the internal audit function and the external auditor.

–  The effectiveness of the Company’s system of internal control.

–  The process for the management of related party transactions.

–  The Group’s risk management system, and the identification and management of risks.

–  The Company’s process for monitoring compliance with legal and regulatory requirements and ethical codes of practice.

Membership and meetings

The Committee comprises solely Independent Non-Executive Directors. Their names are set out on pages 64 and 65, together with details of their attendance at meetings during the period on page 69. The experience, skills and qualifications of Committee members are on pages 64 and 65.

The Board has confirmed that it is satisfied:

–  that the Committee members collectively possess an appropriate breadth of recent and relevant financial expertise and experience in the consumer health industry; and

–  that Deirdre Mahlan possesses the relevant attributes to be the designated Audit Committee Financial Expert in accordance with US federal securities laws and regulations.

The Company Secretary is secretary to the Committee. The Chief Financial Officer, General Counsel, Group Financial Controller, Head of Audit & Risk, and a representative of the external auditors attend meetings on a regular basis. The Chair, Chief Executive Officer and other members of management attend for all or part of any meeting, as and when appropriate. The Committee also met without management present and met privately with the audit partners and with the Head of Audit & Risk.

Committee effectiveness

Details of the Committee effectiveness review are set out on page 73.

Letter from the Chair

As Chair of the Audit & Risk Committee, I am pleased to present the Committee’s Report for the period ended 31 December 2022 in accordance with the UK Corporate Governance Code.

The purpose of this Report is to describe how the Committee conducted its responsibilities during the year. Our core objectives include ensuring the integrity of the Group’s financial reporting process, the effectiveness of the external audit and ensuring that the Company has an effective control environment to manage risks. Since its formation the Committee has ensured it had oversight of these areas with particular focus on the establishment of an appropriate internal control framework ahead of and following the demerger and listing on both the London and New York exchanges.

At our first meeting, we commenced a tender process for the audit of the Company’s financial statements for the year ending 31 December 2023. As a result of this process, we are proposing the appointment of KPMG LLP as the sole external auditor and this will be subject to shareholder approval at the forthcoming AGM. Further information on this and our other activities are set out later in this report.

On behalf of the Committee, I would like to thank the firms for the quality and professionalism of their submissions. We would like to thank Deloitte LLP for their service as well as their support during the demerger last year. Subject to shareholder approval at the AGM, we look forward to working with KPMG in their new capacity in the future.

74 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

Committee activities
External reporting

–  Discussed and recommended to the Board for approval the quarterly trading statements and half- and full-year Financial Statements and the combined 2022 Annual Report and Accounts and Form 20-F.

–  Reviewed the Group’s policy on the use of non-IFRS measures and adjusting items including disclosure and presentation.

–  Examined and recommended to the Board the submission of Form F1 to the SEC and the proposed external disclosures as required under the Registration Rights Agreement.

–  Reviewed the condensed consolidated interim Financial Statements under IAS 34 and recommended them to the Board.

–  Reviewed and challenged the going concern assumptions for 2022 and the principles underpinning the longer-term Viability Statement.

–  Reviewed and challenged the treatment of key accounting matters and judgements including the estimation of the recoverable amount of indefinite life brands, and accounting and disclosures related to litigation disputes and uncertain tax positions.

–  Considered tax and treasury matters, including provisioning for uncertain tax positions and compliance with statutory reporting obligations.

–  Assessed whether the Annual Report, as a whole, was considered fair, balanced and understandable.

Internal and external audit

–  Approved the statutory audit engagement letter for Deloitte LLP in respect of Haleon plc and its UK subsidiaries for the period ended 31 December 2022.

–  Affirmed the appointment of KPMG LLP to audit the Company’s financial statements for the period ended 31 December 2022 under the rules of the SEC and US Public Company Accounting Oversight Board and approved the audit engagement letter for KPMG LLP.

–  Held periodic meetings with external auditors without management present.

–  Conducted a tender for the external audit for the year ended 31 December 2023.

–  Reviewed and agreed policies and processes designed to safeguard auditor independence.

–  Approved the internal audit charter and 2023 internal audit plan.

–  Received regular internal audit updates from the Head of Audit and Risk, and met regularly with him without management present.

Internal controls

–  Received regular updates on internal controls, including the results of testing, and discussed instances where the effectiveness of internal controls was considered to be insufficient.

–  Reviewed the assessment to determine the Company’s status as a Foreign Private Issuer.

–  Considered the financial controls assurance plan in readiness for the Group’s first Sarbanes-Oxley 404 evaluation and certification of internal controls over financial reporting in 2023.

Related-party transactions
– Reviewed and considered related parties for IFRS purposes as part of the year-end process.
Risk management

–  On behalf of the Board, reviewed the processes by which the Group’s principal risks are identified and managed and received periodic reports of the status of principal risks; reported any issues arising from these reports to the Board.

–  Undertook detailed reviews of key risk areas and processes including: digital and technical infrastructure; cyber-security and portfolio ingredients.

–  Reviewed tax and treasury policies and considered consistency with the risk appetite of the Company.

–  Reviewed the Group’s insurance policy and insurance programmes.

–  Reviewed the effectiveness of the risk management and internal control systems.

Compliance

–  Had regular discussion of legal issues with the General Counsel.

–  Monitored fraud reporting, confidential hotline, and whistleblowing arrangements and discussed trends with management.

–  Reviewed reports from the Chief Ethics & Compliance Officer, including updates on the rollout and embedding of the Haleon Code of Conduct.

Audit & Risk Committee Report	Haleon Annual Report and Form 20-F 2022 75

Audit & Risk Committee Report continued

Significant reporting matters in relation to the financial statements considered by the Committee during 2022

Accounting area	Committee’s conclusion and response
Recoverable amount of indefinite life brands

As at 31 December 2022, the Group had approximately £19,333m of intangible assets that are indefinite life brands. The Group tests at least annually whether indefinite life brands have suffered any impairment. Impairment testing is inherently judgemental and requires management to make multiple estimates, including those related to the future revenue growth of each brand, terminal growth rates, profit margins, and discount rates. The Committee reviewed information on the impairment tests performed, focusing on the critical assumptions as well as any changes from the prior year.

In 2022, the Group recognized non-cash impairment charges totalling £129 million, principally related to the Preparation H brand, as it was determined the carrying value was less than the estimated recoverable amount. The Committee noted the decrease in the recoverable amount of the Preparation H brand was mainly driven by an increase in the discount rate due to changes in macroeconomic factors. The Committee also reviewed and challenged sensitivity analyses provided by management to understand the impact of changes in key assumptions. The Committee was satisfied with the assumptions utilised by management and also considered and reviewed the Group’s relevant impairment disclosures. Refer to Note 14 of the Consolidated Financial Statements.

Legal and other disputes

The Group may become involved in significant legal proceeding for which it is not possible to determine whether a potential outflow is probable. Management makes a judgement of whether it is remote, possible or probable that an outflow of resources will be required to settle legal obligations. Throughout 2022, the Committee reviewed the status of potential legal and contingent liabilities, including those related to Zantac litigation, Proton Pump Inhibitor (PPI) litigation, and German Competition litigation. The Committee challenged management on judgements made in determining the level of provisions recognised and reviewed the Group’s relevant disclosures. The Committee was satisfied with the level of provisioning and associated disclosure. Refer to Note 22 of the Consolidated Financial Statements.

Taxation

Where it is considered that a dispute with tax authorities may arise, or where a dispute is already ongoing management makes a judgement as to whether any provision needs to be made. This assessment considers the specific circumstances of each dispute and relevant external advice, is inherently judgmental and could change substantially over time as each dispute progresses and new facts emerge. As at 31 December 2022, the Group had recognised provisions of £159m related to uncertain tax positions. The Committee debated the key judgements made with management, including relevant professional advice that may have been received in each case, and considered the level of tax provisions recognised and the associated disclosures to be appropriate. Refer to Note 9 of the Consolidated Financial Statements.

Annual accounts and US Foreign Private Issuer Reporting

Since the Group was formed via demerger on 18 July 2022, this year represents the Group’s first set of annual accounts and its initial SEC Form 20-F filing. Significant effort has been deployed on the part of management to ensure accurate and timely externally reporting. During the year, the Committee dedicated a considerable amount of time reviewing key reporting and accounting issues related to the demerger, focusing on the integrity of the financial statements, compliance with UK and US requirements and whether the Annual Report taken as whole presented a fair, balanced and understandable assessment of the Group’s performance. Refer to Notes 1 and 23 of the Consolidated Financial Statements.

[assumptions supporting impairment testing, deferred tax assets, going concern and viability assessments as well as the disclosure of climate- related matters, including the TCFD disclosures].

Financial and narrative reporting

The Committee reviewed and recommended approval of the quarterly and half- and full-year financial statements during the year, taking into account matters including key judgement areas, going concern and viability statements, the impact of litigation and impairment reviews, as appropriate.

At the request of the Board, the Committee assessed whether the Annual Report and Form 20-F, taken as a whole, was fair, balanced and understandable and contained the necessary information for shareholders to assess the Group’s position, performance, business model and strategy. To support the assessment, management established a clear process to ensure consistency of disclosures and presentation of results was put in place to address key financial reporting risks and to manage the coordination of Group-wide inputs into the documents. A wide range of functions were included in the process including members of finance, communications, investor relations, legal and corporate secretariat. The ARC received a near-final draft of the Annual Report at its final meeting in February, together with a full description of items to consider in assessing fair, balanced and understandable. The external auditors also supported the Committee’s review of fair, balanced, and understandable as part of regular year end reporting.

The Committee reviewed and discussed key disclosures and reporting requirements on a regular basis throughout the period. The structure and content of the document was subsequently reviewed to ensure that the key messages were consistently communicated. The Committee also considered the assumptions supporting impairment testing, deferred tax assets, going concern and viability assessments as well as the disclosure of climate-related matters.

In addition to its regular updates on the control environment and the integrity of the financial reporting process, the Committee also received a report from management on the verification process for the Annual Report, including management’s checklist confirming compliance with the relevant regulatory requirements. The Committee also received reports from the external auditors on the outcome of their audit work, highlighting the key audit matters as set out in their reporting (see pages 109 to 121).

The Committee made a recommendation to the Board which also reviewed the report as a whole, confirmed the assessment and approved the Annual Report for publication.

76 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

The Code of Conduct and its purposeful standard of ‘Always doing the right thing’, applicable to all our internal and external stakeholders. The Code supports and encourages good judgment while maintaining a culture of risk accountability.

The mandatory Anti-Bribery and Anti-Corruption training, completed by all employees

The annual confirmation process from business units and functions general managers, attesting their governance responsibility and the effectiveness of the Internal Control Framework (ICF), including issue response through corrective and preventative actions

Internal controls discussing opportunities to further simplify and evolve the framework in line with our strategy and operating model

The grant of authority and charters for risk governance boards, including the Enterprise Risk and Compliance Committee (ERCC) and the Compliance and Risk Forums (CRF) meetings

The Security, Crisis and Continuity Management procedures

Speak-up line reporting and data analysis measuring traction and progress

Risk deep-dives over principal risks, including trusted ingredients, cyber security (and IT infrastructure), other

[infastructure privilege access management]. Where necessary, the Group has developed robust action plans and is in the process of implementing remediation actions.

Internal audit

The internal audit function provides independent, objective assurance to the Board, the Committee and senior management on the adequacy and effectiveness of the internal control framework, which combines risk management, governance and compliance systems. The Head of Audit and Risk reports to the Committee Chair and provides regular reports to the Committee on the function’s activities. The effectiveness of the internal audit function including its quality, experience and expertise relative to the size of the business was continually monitored through reports received by the Committee during the period. These provided key internal audit observations and described proposed improvement measures and related timeframes given to management.

The Committee has approved the Internal Audit Charter and annual work plan which includes risk-based reviews of financial, operational, strategic and governance risks, reviews of emerging risks and business change activity, together with work for compliance purposes. The 2023 internal audit plan will be reviewed and updated as required to reflect evolving assurance requirements and priorities.

Internal control and risk management

The Board is responsible for establishing procedures to manage risk and oversee the Group’s Internal Control Framework including setting risk appetite in line with the Group’s strategic objectives, and ensuring appropriate oversight through various mechanisms, including strategy meetings, management reports and reviews of selected risk areas.

On behalf of the Board, the Committee is responsible for reviewing and assessing the effectiveness of the Group’s risk management and internal control systems.

A fundamental part of the work carried out since demerger included the review of the Group’s principal risks and its financial and operational controls and procedures. The Committee regularly obtains and discusses information on risk mitigation plans, internal control maturity and areas for improvement.

The Group’s approach to risk management and internal controls as an independent entity continues to evolve and develop, and will continue to be refined throughout 2023. The risk management framework is designed to actively manage, rather than eliminate, the significant risks and uncertainties the Group may face. Consequently, the Group’s internal control system can only provide reasonable, but not absolute, assurance over its principal risks.

In 2022, we undertook a top-down enterprise risk assessment to review and prioritise the Group’s principal risks, assess the magnitude of risk exposure, and highlight any emerging risks. In parallel, a bottom-up risk identification was performed across various business units, markets, sites and functions. The Committee reviewed the findings, agreed on the principal risks and concluded that management’s approach to risk and risk appetite was satisfactory.

>> Further information is set out in the ‘Our Approach to risk section’ from page 56.

The Committee has reviewed and endorsed a range of policies and programmes, including:

–  The Company’s Code of Conduct and its purposeful standard of ‘Always doing the right thing’, applicable to all our internal and external stakeholders. This Code supports and encourages good judgment while maintaining a culture of risk accountability.

–  The mandatory Anti-Bribery and Anti-Corruption training, completed by all employees.

–  The annual confirmation process from business units and functions general managers, attesting their governance responsibility and the effectiveness of the Internal Control Framework, including issue response through corrective and preventative actions.

–  Internal controls discussing opportunities to further simplify and evolve the framework in line with our strategy and operating model.

–  The grant of authority and charters for risk governance boards, including the Enterprise Risk and Compliance Committee and the Compliance and Risk Forums meetings.

–  The Security, Crisis and Continuity Management procedures.

–  Speak-up line reporting and data analysis measuring traction and progress.

–  Risk deep-dives over principal risks, including trusted ingredients, cyber security (and IT infrastructure), other enterprise risk areas such as treasury, tax and trade compliance, and risk transfer strategy and insurance.

Based on the Committee’s activities performed throughout the year, and its annual effectiveness review, the Committee confirms the effectiveness of the Group’s system of internal control and risk management under the statutory provisions of the UK Corporate Governance Code for the financial year covered by this report and up to the date of approval of the Annual Report and Accounts.

Sarbanes-Oxley 404 readiness

Since this was the Group’s first year in existence, the Group was not required to report on the design and operating effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. However, management was required to ensure the proper disclosure and control procedures under Section 302 of the Sarbanes-Oxley Act and to maintain internal controls to the standards required by the UK Corporate Governance Code.

The Group and the Committee are committed to having a strong internal control environment and understand the benefit that a comprehensive and well-designed set of controls has on ensuring the reliability of the Group’s financial statements. As such, while not explicitly required under Section 404, during 2022, the Group maintained a consistent and continuous approach to internal control procedures and activities including those related to IT systems.

Furthermore, internal controls were continuously monitored throughout the period and certain technology systems and the associated infrastructure were identified for further focus and consideration by the Committee, including those related to the cloning of IT systems and data migration as a result of the demerger, cyber-security, and infastructure privilege access management. Where necessary, the Group has developed robust action plans and is in the process of implementing remediation actions.

Audit & Risk Committee Report	Haleon Annual Report and Form 20-F 2022 77

Audit & Risk Committee Report continued

External audit

Appointment of external auditors

In light of UK and US rules on audit firm independence, prior to the demerger, the Directors appointed two external auditors, which we subsequently agreed and confirmed at our first meeting following listing. Deloitte LLP was engaged in respect of the statutory audit of Haleon plc and its subsidiaries; Claire Faulkner was appointed the audit partner for the period ended 31 December 2022. KPMG LLP (US) was appointed to audit the Group’s Financial Statements for the period ended 31 December 2022 under the rules and standards of the SEC and US Public Company Accounting Oversight Board.

The appointment of two external auditors was a short-term solution for the period and the Committee immediately commenced a tender process for the audit of the Company’s Financial Statements for the year ending 31 December 2023. The Committee considers that the Company has complied with the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 for the period ended 31 December 2022.

During the period, the Committee approved the plans for the external audits, the proposed audit fees and terms of engagement. It has reviewed the audit process and quality and experience of the audit partners engaged in the audit and has also considered the extent and nature of the challenge demonstrated by the external auditors in their work and interactions with management.

In considering the independence of each firm, the Committee received a statement of independence from the auditor, a report describing the arrangements to identify, report and manage any conflicts of interest, and reviewed the extent of non-audit services provided to the Group. The Committee confirmed its satisfaction with the effectiveness and independence of the audit firms with respect to their engagements in their respective jurisdictions.

Audit tender process

As indicated in the Prospectus, the Committee agreed to put the external audit services to tender for the year ending 31 December 2023. A range of firms were approached, including members of the ‘big four’ firms and mid-tier firms. Two firms were not approached due to independence constraints and one firm declined to participate due to resourcing issues.

Each firm which participated in the process was given extensive access to documentation, met with the Committee Chair, members of senior management and the finance team and were requested to submit a written proposal to the Committee. The firms then gave presentations to the Committee and were judged against a number of objective criteria determined in advance of the process.

The Committee concluded that KPMG LLP (UK) (KPMG) was the preferred firm to conduct the audit engagement judged against the selection criteria including: the firm’s independence to perform both the statutory audit of Haleon plc and its UK subsidiaries and the audit of the Company’s financial statements under the rules of the SEC and US Public Company Accounting Oversight Board; and the quality of the proposed team and firm (including industry experience and experience of UK and US-listed groups) and the approach to managing the audit. The Committee recommended two firms to the Board, with KPMG identified as the first choice for appointment as the Company’s auditor, commencing with the financial year ending 31 December 2023. The Board agreed with the recommendation and the Company will seek shareholder approval of the appointment of KPMG at the forthcoming AGM.

>> See page 211 for further disclosure under Item 16F of Form 20-F

External audit tender timeframe
July 2022 Committee review and approval of the audit tender process.
October 2022 Request for proposal submitted to audit firms.
October/November 2022 Participating audit firms met with Committee Chair and key finance management team members. Receipt of written proposals.
December 2022 Presentations to Committee Chair, members of the Committee, other Directors and members of management. Committee recommendation submitted to the Board.
February 2023 Decision made and communicated to participants and via regulatory information service. A resolution to appoint KPMG will be recommended to shareholders for approval at the AGM.

78 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

They are included in the policy’s list of permitted non-audit services; and

They are approved by the Group Financial Controller, or their designate in certain defined circumstances, when do not exceed £100,000; or

They are approved the CFO and the Chair of the ARC when they exceed £100,000.

[xx] to the Financial Statements.

Non-audit services

The Committee has adopted a policy designed to safeguard the independence and objectivity of the external auditors. This policy, which complies with the FRC’s 2019 Revised Ethical Standard and the Sarbanes-Oxley Act of 2002, sets out a framework for determining whether it is appropriate to retain the external auditors for non-audit services and for pre-approving non-audit fees.

The policy includes a list of permitted non-audit services in line with the relevant regulations. Any service not on this list is prohibited.

The Committee has pre-approved the use of an external auditor for non-audit services where:

–  They are included in the policy’s list of permitted non-audit services; and

–  They are approved by the Group Financial Controller, or their designate in certain defined circumstances, when do not exceed £100,000; or

–  They are approved by the CFO and the Chair of the ARC when they exceed £100,000.

The total fee for non-audit services provided by the external auditors is reported to the Audit and Risk Committee on a quarterly basis. Management’s approval based on monetary limits is not a delegation of authority for approval by the Audit & Risk Committee, but rather a confirmation of adherence to the policy for permissible non-audit services.

During the period ended 31 December 2022, the external auditors undertook non-audit work in relation to other assurance services, tax compliance, corporate finance and other services and were paid a total of £9m. Details of the fees paid to the external auditors are in Note 6 to the Financial Statements.

Looking ahead

The Committee will focus on its key areas of responsibility, with a particular emphasis on the approach to financial reporting, including the Group’s first Sarbanes-Oxley 404 evaluation and certification of internal control over financial reporting, the transition to KPMG LLP as the external audit firm, the further development of the Group’s enterprise risk management framework and compliance programmes, and IT matters, including the regular review of the maturity of IT processes and controls following demerger including cybersecurity and infrastructure privileged access management.

Audit & Risk Committee Report	Haleon Annual Report and Form 20-F 2022 79

Nominations & Governance Committee Report

Sir Dave Lewis Chair

Key duties and responsibilities

The Committee’s responsibilities include:

–  Leading the process for appointments to the Board.

–  Ensuring plans are in place for orderly succession to both the Board and senior leadership positions.

–  Overseeing the development of a diverse pipeline for succession.

–  Reviewing and recommending the Board diversity policy.

–  Monitoring, and where appropriate, recommending changes to the Company’s corporate governance framework.

Membership and meetings

The Committee comprises solely Independent Non-Executive Directors.

Their names are set out on pages 64 and 65, together with details of their attendance at the one formal meeting held during the period under review on page 69.

Committee effectiveness

Details of the Committee effectiveness review are set out on page 73.

Committee activities

A summary of the Committee’s activities during the period is set out in the table opposite.

Establishing and onboarding the Board

The designate Nominations & Governance Committee discussed and agreed Board committee composition and associated terms of reference and the most suitable approach to workforce engagement, recognising the recommendations of the UK Corporate Governance Code.

Ahead of the demerger and listing, the designate directors undertook a comprehensive onboarding, covering an induction on the business model and operations, director duties in the UK and US, and the Haleon governance framework, and provided input ahead of publication of the prospectus in June 2022.

Board skills’ matrix and succession planning

Since Haleon’s listing in July, the Committee has reviewed the composition and diversity of the Board. To support our succession planning, we have developed a Board skills’ matrix which maps the areas of experience we believe we need to support Haleon’s strategy against those of the Non-Executive Directors. The matrix also captures data in relation to diversity and ethnicity as well as tenure. The Committee discussed succession for the Non-Executive Directors and, recognising that the Non-Executive Directors were all newly appointed, considered the implications for tenure and longer-term Board succession.

The Committee also considered the executive and leadership needs of the Company reviewing the Executive Team as well as the people strategy and talent agenda more broadly. It discussed potential succession, acknowledging that given the newness of the Company this would evolve in the future.

Looking ahead

The Committee will continue to focus on its key areas of responsibility with a particular emphasis on the induction programme for David Denton, who joined the Board on 1 March 2023, deep dives into key governance matters and leadership development and succession planning.

Letter from the Chair

I am pleased to present the Nominations & Governance Committee’s Report for the period ended 31 December 2022. While the Committee held only one formal meeting during the period under review, members were closely involved ahead of the demerger providing input on Board and Committee structure, skills and membership, and terms of reference.

Prior to admission, we engaged the external search firm Heidrick & Struggles to help us build a Board ready for the demerger and listing of Haleon. This firm had no connections with the Company or individual Directors.

Working with a clear plan of the skills and experiences needed to support Haleon as a large independent, listed consumer health business and the governance requirements of this, we established a designate director group with extensive experience in consumer, healthcare, international business, M&A, supply chain management, regulatory affairs, responsible business matters, governance and finance.

We are delighted to have attracted such a strong and diverse group of individuals and one where women represent over 83% of the Independent Non-Executive Directors, 45% of the total Board and the key roles of Chair of Audit & Risk Committee, Chair of Remuneration Committee, Chair of the newly-created Environmental & Social Sustainability Committee and Workforce Engagement Director. Furthermore, two members of the Board are ethnically diverse.

80 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

Decision to set up the Board Environmental & Social Sustainability Committee

In readiness for life as a listed company, it was agreed that the whole Board should be engaged on the oversight of responsible business matters until Haleon’s approach was more established.

As part of the Board and Committees effectiveness review, the Nominations & Governance Committee discussed the feedback in relation to the responsible business strategy, and recommended that it would be appropriate to set up a dedicated Board environmental and social sustainability committee in 2023.

When reaching its decision to implement this recommendation, the Board was also mindful of comments on environmental and sustainability matters shared by investors and shareholder representative bodies and of employees, who, as set out page 72, view Haleon’s responsible business strategy as a key area of differentiation.

Committee activities

Non-Executive Directors succession planning
– Reviewed and discussed the Board matrix of Director experiences and skills developed to support Non-Executive Directors, along with diversity metrics and tenure.
Senior management talent review and succession planning

–  Discussed the Haleon people strategy, current targeted talent priorities and the direction being taken to identify, assess and develop talent.

–  Reviewed the composition of the Executive Team and discussed key experiences and strengths, development areas, performance and succession coverage.

Governance

–  Discussed and approved the Board’s Diversity, Equity and Inclusion policy.

–  Reviewed the Company’s Code of Conduct.

–  Discussed feedback from the 2022 Board effectiveness review and the action plans for the Board and Committees.

–  Recommended the creation of an Environmental & Social Sustainability Committee.

Board diversity, equity and inclusion

At Haleon, we have built a Board with a diverse mix of gender, social and ethnic backgrounds, knowledge, personal attributes, skills and experience. We strive to reflect Haleon’s aspirations in relation to its employees and its values and to position Haleon as a leader in these areas. This diversity provides a mix of perspectives which we believe contributes to effective Board dynamics.

Board objectives

–  Meeting the recommendations of the FTSE Women Leaders Review on gender diversity, with an aspiration to keep gender balance between 40 and 60%.

–  Meeting the Parker Review objective on ethnic minority representation.

–  Ensuring that the Board is reflective of Haleon as a truly international company.

–  Ensuring that the Board is comprised of a good balance of skills, experience, knowledge, perspective and varied backgrounds.

–  Only engaging search firms which are signed up to the Voluntary Code of Conduct for Executive Search firms.

–  Reporting annually on the diversity of the executive pipeline as well as the diversity of the Board, including progress being made on reaching the Board’s gender and ethnicity aspirations.

As part of its considerations, the Committee discussed the Board’s and Company’s ambitions in relation to diversity and ethnicity and recommended the Board’s Diversity, Equity & Inclusion Policy (Policy) to the Board for approval. The Policy sets out the approach to diversity on the Board. It sits alongside Haleon’s Code of Conduct which applies to the Board and all employees. It is available on the Haleon website in line with the requirements of the Disclosure and Transparency Rules.

The Haleon Board ambition on diversity is clear: we have established a strong gender balance, and currently have 45% women representation. We will seek to maintain this between 40-60%, as well as strong ethnic diversity. While no woman occupies any of the roles of Chair, SID, CEO or CFO, we have women in the roles of Chair of three of four Board committees, (Audit & Risk, Remuneration, and the newly-created Environmental & Social Sustainability Committees) and Workforce Engagement Director.

The Board supports the recommendations of the FTSE Women Leaders Review on gender diversity and the Parker Review on ethnic diversity, and meets the Parker Review objective. The Board recognises, however, that periods of change in Board composition may result in temporary periods when these are not achieved. All Board appointments are based on merit with each candidate assessed against objective criteria, with the prime objective to maintain and enhance the Board’s overall effectiveness.

The Committee will monitor progress against these commitments as part of its oversight of the balance of skills, knowledge, experience and diversity on the board and succession planning for appointments to the Board and Executive Team.

Nominations & Governance Committee Report	Haleon Annual Report and Form 20-F 2022 81

Directors’ Remuneration Report

Tracy Clarke Chair

Our Directors’ Remuneration Policy

Haleon’s Remuneration Committee believes that our Policy will reward performance that delivers, at a minimum, Haleon’s investment case and also critically drive growth in a sector with great potential. Haleon has a real opportunity to improve the lives of millions of people, which cannot happen without a management team that is committed to delivering consistently strong performance, while creating a sustainable, values and purpose-led company.

Alignment of incentives to strategy and our responsible business commitments

With the intent to create a direct and tangible link between incentive measures and strategic business priorities, the Committee identified the following key measures for use in the 2022 incentives: organic sales growth, adjusted operating profit and individual business objectives (IBOs) for the Annual Incentive Plan (AIP), with a prominent weighting of the sales measure reflecting the significance of sales growth to delivering our investment case, and cumulative free cash flow and net debt/ adjusted EBITDA for the 2022 Performance Share Plan (PSP). The Committee regards these measures as critical to the successful execution of Haleon’s strategy and reflecting the priorities of the Company following demerger.

Delivering on our responsible business commitments is fundamental to sustainable strong performance at Haleon and the Committee has therefore deliberately designed a more stringent long-term incentive structure than prevailing market practice. The PSP includes an ESG qualifier, whereby the level of vesting against the financial targets for the 2022 awards could be reduced if performance against three key milestones is not met: 1) carbon reduction, 2) recycle-ready packaging, and 3) gender diversity.

This structure reflects the significance of responsible business within Haleon’s strategy whilst ensuring that financial targets remain paramount.

>>  Further information about the measures and targets set for the 2022 incentives is provided on pages 97-100.

Rewarding 2022 performance

In line with the financial performance outcomes described in the Strategic report, organic sales growth and adjusted operating profit were achieved at 82.5% and 45.0% of maximum, respectively. Combined with the performance against the IBOs, this led to an overall AIP outcome of 72.3% of maximum for Brian McNamara and 71.8% of maximum for Tobias Hestler. No discretion has been exercised in respect of payments to the Executive Directors for 2022. The full details of the 2022 remuneration paid to Directors and the basis for its determination are set out on pages 95-98.

2023 remuneration arrangements

The current remuneration framework has been effective since July 2022. For 2023, remuneration arrangements for Executive Directors will remain consistent with this framework since the primary strategic drivers remain unchanged. Therefore, the AIP and PSP measures and weightings will remain unchanged for 2023. It is worth noting that the 2022 and 2023 PSP awards do not include a relative measure, given the inability to provide a full year reference point for the share price. The Committee remain open to incorporate a relative measure in future PSP grants. 2023 salaries for Executive Directors and fees for Non-Executive Directors and the Chair will remain unchanged from 2022 levels which applied on demerger. However, the Committee reserves the right to award salary increases in the future to allow for appropriate pay progression over time. For reference, an average increase of 6% will be awarded to UK employees.

Letter from the Chair

I am delighted to present the first Directors’ Remuneration Report for Haleon plc, following one of the most significant demergers in the history of the FTSE and Haleon’s successful admission to the London and New York Stock Exchange on 18 July 2022.

Haleon established its Remuneration Committee ahead of the demerger to put in place a remuneration framework for its Executive Team that aligned with the Company’s strategic ambition and compelling purpose - to deliver better everyday health with humanity. The Committee disclosed the key features of the Directors’ Remuneration Policy (Policy) in the Prospectus published in June 2022. The full Policy, as set out in this report, will be submitted to shareholders for approval at our 2023 AGM.

Haleon’s policies and processes are compliant with all applicable regulatory requirements and consistent with the UK Corporate Governance Code. We will continue to take into consideration the broader environment and context in making decisions in respect of the Executive Directors’ pay throughout the lifetime of this Policy.

82 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

Remuneration decisions related to the demerger of Haleon

On demerger, the Committee implemented remuneration arrangements for Executive Directors in line with Haleon’s Directors’ Remuneration Policy, as per the Prospectus.

The remuneration levels, benefits and contractual terms for the Executive Directors were set in recognition of the scope of roles in the newly listed company, the international scale of the business and the current talent market. The changes also ensure alignment with UK corporate governance best practice. Details of remuneration payable to Executive Directors are set out on pages 95-98. Executive Directors were appointed as Directors of Haleon on 23 May 2022. However, their Haleon employment and remuneration terms were effective from 18 July 2022.

In addition, Executive Directors (as well as former GSK employees) held GSK share awards prior to demerger. Participants were treated as good leavers, and their awards were time pro-rated at the point of demerger. The Committee agreed that it should make “Refill” share awards to the impacted employees, including the Executive Directors, to replace the expected value of the awards forfeited and these will vest no sooner than the original vesting dates of the original GSK awards.

>>  Award details for the Executive Directors are set out on page 89 and 101.

Workforce reward and benefits post-demerger

The Committee is intent on paying close attention to the terms and conditions of the broad employee base at Haleon when considering pay for Executive Directors, and especially at a time of economic turmoil across the many markets in which Haleon operates. In select countries, the Company has taken action by offering cash payments or pay increases to its employees. Additionally, Consumer Prices Index (CPI) trends was one of the factors taken into account when setting pay budgets for 2023. Furthermore, Haleon became UK Living Wage accredited in September 2022.

On 6 October 2022 all permanent Haleon employees at the date of demerger (excluding Executive Directors and members of the Executive Team) were granted a Haleon “Ownership Award” of 100 ordinary shares or 50 ADSs. These awards were granted with a desire that every employee should have the opportunity to become an owner of Haleon with shared responsibility for growing the Company. These awards are expected to vest on 18 July 2025, subject to continued employment.

In addition, Haleon announced the launch of its Global Parental Leave policy to coincide with its first day as an independent company, as outlined on page 27. All employees are entitled to 26-weeks fully paid parental leave following the arrival of a child. Consistent with its commitment to drive health inclusivity, this policy is available to all employees, regardless of gender or sexuality and covers biological birth, surrogacy and adoption.

Shareholder engagement

I have been very pleased with the feedback and input on the Directors’ Remuneration Policy, with a large majority of shareholders and advisory bodies being supportive of our policy and of the arrangements that we have implemented for 2022. In particular, investors have welcomed the alignment of our incentive measures with Haleon’s strategy and endorsed the implementation of the ESG qualifier in the 2022 PSP.

Looking ahead to 2023

On behalf of the Committee, I would like to thank shareholders and advisory bodies for their engagement and valuable feedback, which we have considered carefully prior to finalising the proposed policy.

I remain available for any shareholders who wish to discuss the proposed policy, or any of the content set out in this report, ahead of the 2023 AGM.

Directors’ Remuneration Report	Haleon Annual Report and Form 20-F 2022 83

Directors’ Remuneration Report continued

Key duties and responsibilities

The Remuneration Committee’s principal responsibilities are:

–  Making recommendations to the Board on remuneration principles and policy as applied to Executive Directors.

–  Setting, reviewing and approving individual remuneration arrangements for the Chair of the Board, Executive Directors, senior leadership and the Company Secretary, and such other executives as required.

–  Designing remuneration policies and practices that support the Company’s strategy and promote its long-term sustainable success, ensuring that performance conditions are transparent, stretching and rigorously applied and enabling the use of discretion over outcomes and the recovery and withholding of awards where the Committee deems this to be appropriate.

–  Making recommendations to the Board concerning the introduction of any new share incentive plans which require approval by the Board or by shareholders.

–  Reviewing employee remuneration and key related policies and the alignment of incentives and rewards with the Company’s culture and taking these into account when determining the policy for executive remuneration.

Membership and meetings

The Committee comprises solely Independent Non-Executive Directors. Their names are set out on page 69, together with details of their attendance at meetings during the period. The experience, skills and qualifications of Committee members are on pages 64-65. The Company Secretary is secretary to the Committee. The Chair, Chief Executive Officer, Chief Human Resources Officer and Global Head of Reward attend meetings on a regular basis. Other members of management attend for all or part of any meeting, as and when appropriate. The Committee also meets without management present.

Committee effectiveness

>>  Details of the Committee effectiveness review are set out on page 73.

Committee activities
Key decisions taken pre-demerger by the Remuneration Committee designate
Post-demerger remuneration arrangements

–  Approving remuneration arrangements for the Haleon Executive Directors, Executive Team and the Company Secretary, including changes to contractual terms.

–  Discussing the key elements of the Directors’ Remuneration Policy to be included in the Prospectus.

–  Approving performance measures for the 2022 incentive plans.

Key activities of the Remuneration Committee post-demerger
Directors’ Remuneration Policy	– Discussing the Directors’ Remuneration Policy to be included in this Directors’ Remuneration Report.
Operation of share plans post-demerger

–  Approving the operation of all-employee share plans.

–  Approving Haleon Refill awards compensating the value of the lapsed portion of GSK share awards for Haleon participants.

–  Approving the first annual grant of Haleon share awards and associated disclosures.

Shareholder engagement	– Considering and approving shareholder engagement timeline and materials. – Considering feedback received from shareholders when making decisions on remuneration.
Governance	– Considering and approving relevant documents, policies and delegated authorities to allow the Committee to effectively discharge its responsibilities.

84 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

Remuneration at a glance Summary of the Directors’ Remuneration Policy application in 2022 and 2023

Element	2022 2023 2024 2025 2026 2027		Application for 2022	Application for 2023
Base Salary			Base salaries from Admission: – CEO: £1,250,000 – CFO: £700,000	2023 base salaries: – CEO: £1,250,000 – CFO: £700,000
Benefits			To facilitate the CEO’s employment arrangements being moved from an international assignee package, a one-off payment of £300,000 was made to him in 2022.	Benefits will operate in line with the Policy
Pension arrangements			Employer contributions: – CEO: 7% of salary – CFO: 7% of salary	No change from the Policy which applied on Admission
Annual Incentive Plan (AIP)	Deferral period		Maximum AIP opportunities from Admission: – CEO: 200% of salary – CFO: 200% of salary	No change from the Policy which applied on Admission
			2022 performance measures: – 60% Organic sales growth – 20% Adjusted operating profit – 20% Individual Business Objectives (IBOs)	No changes to performance measures for 2023
50% of any AIP earned will be deferred for three years
Performance Share Plan (PSP)	Vesting period	Holding period	2022 PSP award levels: – CEO: 450% of salary – CFO: 350% of salary	No change from the Policy which applied on Admission
			2022 performance measures: – 50% Cumulative free cash flow – 50% Net debt/Adjusted EBITDA – ESG qualifier	No changes to performance measures for 2023
Share ownership requirements			Share ownership requirements: – CEO: 450% of salary – CFO: 350% of salary	No change from the Policy which applied on Admission

What performance means for Executive Directors’ pay in 2022

At Haleon, remuneration packages are designed to ensure strong alignment between pay and performance. 2022 saw the Company perform strongly against its financial and strategic objectives which has been appropriately reflected in the incentive outcomes, as set out in the Annual Report on Remuneration. The total fixed and variable remuneration for the Executive Directors is shown below:

	Variable Pay			Variable Pay

CEO	● Fixed Pay ● Variable Pay	£1,336k £1,014k	CFO	● Fixed Pay ● Variable Pay	£481 £518k

Directors’ Remuneration Report	Haleon Annual Report and Form 20-F 2022 85

Directors’ Remuneration Report continued

Directors’ Remuneration Policy

This section sets outs the Directors’ Remuneration Policy (Policy) proposed for shareholders’ approval at the 2023 AGM. The key elements of the Policy were disclosed in the Company’s Prospectus published on 1 June 2022.

Subject to receiving shareholder approval, the Policy is intended to apply immediately from the 2023 AGM for three years to the end of the 2026 AGM, although we may seek shareholders’ approval for a new policy during this period, depending on regulatory developments, changes to our strategy or competitive pressures.

>> The Policy can be found on the Company’s website: www.haleon.com.

Committee process to determine the Policy

The process the Committee went through in determining the Policy included the following steps:

–  reviewed the link between Haleon’s strategic priorities and external commitments and Executive Directors’ remuneration and sought to align the Policy with the strategy;

–  sought advice from its independent remuneration adviser on the impact of the UK Corporate Governance Code, regulations and current investor sentiment in formulating the Policy; and

–  consulted with the Chair, CEO and CFO on the proposed Policy.

The Committee was mindful in its deliberations on the new Remuneration Policy on where there were potential conflicts of interest (for example the need for directors to be excluded from any discussions about their own remuneration) and sought to minimise them through an open and transparent process internally and externally by seeking independent advice and through the involvement of the main stakeholders.

The Company’s approach was to establish a Policy that:

–  drives the success of Haleon and the delivery of its business strategy for the benefit of consumers and other key stakeholders;

–  creates shareholder value;

–  provides an appropriately competitive package to attract, retain and motivate executive talent for a standalone consumer staples business, which will source talent globally; and

–  is aligned with the Company’s business priorities, culture, wider employee pay policies, and best practice.

Principles underlying the Policy

When determining the Policy, the Committee had regard to a number of key principles as outlined below:

Factor	How this has been addressed
Clarity

The Committee has consulted with the Company’s largest shareholders and their advisers on the Policy. Details on Executive Directors’ pay are clearly set out in the Annual Report on Remuneration on page 95.

Simplicity

The Committee has aimed to incorporate simplicity and transparency into the design of our first Directors’ Remuneration Policy. The remuneration arrangements for Executive Directors are simple, comprising fixed pay (salary, benefits, pension/pension allowance), an Annual Incentive Plan (AIP) and a Performance Share Plan (PSP).

Risk

The Policy includes defined maximum limits for both the short- and long-term incentive plans.

The remuneration arrangements include deferral of the AIP and holding periods within the PSP. Malus and clawback provisions apply to all incentives.

The Committee reserves the right to adjust the formulaic outcomes (either up or down) to ensure that the overall outcome reflects underlying business performance over the vesting/performance period for both the AIP and PSP.

Predictability

Disclosure in this report should allow shareholders to understand the range of potential values which may be earned under the remuneration arrangements. The policy clearly sets out relevant limits and potential scope for discretion.

Proportionality

A significant part of Executive Directors’ reward is linked to business performance and delivery of external commitments.

Additionally, the Committee commits to setting stretching performance targets and will only pay maximum for outstanding performance.

The pay arrangements for Executive Directors are consistent with those of the senior leadership team.

Alignment to culture

The purpose, values and strategy of the Company are reflected within the incentive arrangements and performance measures.

New and existing Executive Directors are offered pension benefits aligned with the core level of employer pension contribution available to UK employees.

The vesting period attached to the long-term incentives reflects the time horizon of the business plan.

The additional post-vesting holding period and post-employment shareholding requirement strengthens the alignment of interests between Executive Directors and other stakeholders.

86 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

Directors’ Remuneration Policy table Fixed pay

Element
Base salary
Purpose and link to strategy	To attract, retain and develop key talent by being market competitive and rewarding ongoing contribution to role.
Operation

Base salaries for Executive Directors are set at a level appropriate to secure and retain the high calibre individuals needed to deliver Haleon’s strategic priorities.

The individual’s role, experience and performance, and independently sourced data for relevant comparator groups, will be considered when determining salary levels.

In line with market practice, the Committee will review Executive Directors’ base salaries annually.

Should a new Executive Director have a base salary set below the previous incumbent’s level or below market level, the Committee reserves the right to make phased increases, which may be above the wider employee level, subject to the individual’s development in role.

Opportunity

There is no formal maximum limit and, ordinarily, salary increases will be broadly in line with the average increases for wider Haleon employees. However, increases may be higher to reflect a change in the scope of an individual’s role, responsibilities or experience. Salary adjustments may also reflect wider market conditions in the geography in which an individual operates.

Benefits
Purpose and link to strategy	To provide market-competitive and cost-effective benefits.
Operation

Executive Directors are eligible to receive benefits in line with the policy for other employees which may vary by location. These may include, but are not limited to:

–  private healthcare (including eligibility for the Executive Director’s spouse or partner and eligible dependent children);

–  life assurance/death in service benefit;

–  membership of a Group Income Protection plan;

–  personal tax and financial planning;

–  Directors’ and Officers’ liability insurance maintained by the Company; and

–  any contractual post-retirement benefits.

Executive Directors can be entitled to a car travel benefit or car allowance and home security services. Other benefits include expenses properly incurred in the ordinary course of business, which are deemed to be taxable benefits on the individual. They also benefit from the indemnity provided by the Company in the form provided to all Directors. Executive Directors in the UK are also eligible to participate in any all-employee share schemes established by the Group, on the same terms as other employees.

In line with the policy for other employees, Executive Directors may be eligible to receive overseas relocation allowances and international transfer-related benefits when appropriate.

The Company covers any associated tax and social security contributions due on selected benefits.

Opportunity

There is no formal maximum. Benefit provision is tailored to reflect market practice in the geography in which the Executive Director is based, and different policies may apply if current or future Executive Directors are based in a different country.

Pension
Purpose and link to strategy	To provide cost-effective, market-competitive post-retirement benefits.
Operation

The approach to pension arrangements for Executive Directors is in line with the broader workforce.

Executive Directors are eligible to participate in the Group’s defined contribution pension plan or receive a cash allowance in lieu of employer’s pension contribution.

Opportunity

In the UK, employees contribute a core amount equal to 2% of their base salary. The Company contributes a core amount equal to 7% of their base salary and matches additional employee contributions up to 3% of their base salary.

To the extent that any relevant cap on tax-advantaged contributions applies, or where the Executive Director does not participate in the Haleon pension plan, the proportion of the Company’s contribution of 7% of base salary not paid into that pension plan is paid to that Executive Director as a cash allowance.

The maximum opportunity may change over time if the rate provided to the majority of the wider UK employee population changes.

Directors’ Remuneration Report	Haleon Annual Report and Form 20-F 2022 87

Directors’ Remuneration Report continued Directors’ Remuneration Policy continued
Variable pay
Element
Annual Incentive Plan (AIP)
Purpose and link to strategy	To incentivise and recognise execution of the business strategy on an annual basis.
Operation

Performance measures, weightings and targets are set annually by the Remuneration Committee. Appropriately stretching targets are set by reference to the business plan and historical and projected performance for the Company. The level of award is determined with reference to Haleon’s overall financial and strategic performance and individual performance.

Executive Directors are required to defer 50% of any bonus earned into an award over Haleon Shares or Haleon ADSs under the Haleon plc Deferred Annual Bonus Plan (DABP), which will normally vest on the third anniversary of grant, subject to continued employment.

DABP awards are eligible for dividend equivalent payments in respect of dividends that would have been paid on the shares or ADSs up to the date the awards vest.

The Remuneration Committee may apply judgement in making appropriate adjustments to bonus outcomes (either up or down) to ensure they reflect underlying business performance.

The proportion of any bonus satisfied in cash will be subject to the malus and clawback provisions. The period during which any cash award may be recovered will be two years from the date the relevant bonus is paid. The proportion of any bonus deferred into a DABP award will be subject to the leaver and malus and clawback provisions (see ‘Payment for loss of office’ and ‘Malus and clawback’ sections).

Normally, 25% of the maximum bonus will be payable for threshold performance and 50% of the maximum bonus will be payable for on-target performance.

Opportunity	The maximum bonus opportunities for outstanding performance are 200% of salary.
Performance measures

Performance measures are based on a combination of financial targets (at least 50% of the AIP) and individual business objectives, with the weighting of measures determined by the Remuneration Committee each year according to business priorities. Performance is measured over one year.

Element
Performance Share Plan (PSP)
Purpose and link to strategy	To incentivise and recognise delivery of longer-term business priorities, financial growth and increases in shareholder value.
Operation

Under the PSP, awards may be granted in the form of conditional share awards or nil-cost options.

These awards to Executive Directors are subject to performance conditions set by the Remuneration Committee. Awards are granted annually to Executive Directors under the PSP and normally have a three-year performance period and a further post-vesting two-year holding period.

The Remuneration Committee may adjust the formulaic vesting outcome (either up or down) to ensure that the overall outcome reflects underlying business performance over the vesting period.

Awards are eligible for dividend equivalent payments in respect of dividends that would have been paid on the shares or ADSs that vest under the PSP awards up to the date the awards vest.

Awards will be subject to the leaver and malus and clawback provisions (see ‘Payment for loss of office’ and ‘Malus and clawback’ sections below).

Normally, 25% of the award will vest if threshold level of performance is achieved. Straight-line interpolation is applied for performance between threshold and maximum.

Opportunity

The normal maximum awards that may be granted under the PSP in respect of any financial year are 450% of salary for the CEO and 350% of salary for the CFO (these amounts are exclusive of any ‘Refill awards’ described below).

Performance measures

Performance may be assessed against a combination of financial (at least 50%) and non-financial (including strategic and/or ESG-related) measures which are aligned to the Company’s strategic plan.

The Remuneration Committee has discretion to amend the performance measures in exceptional circumstances if it considers it appropriate to do so, e.g. in cases of accounting policy changes, merger and acquisition activities or disposals. Any such amendments would be fully disclosed and explained in the following year’s Annual Report on Remuneration.

88 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

Element
PSP Refill awards (to be granted in 2023 only)
Purpose and link to strategy	To provide a fair replacement for the portion of awards lapsed due to time pro-ration on demerger.
Operation

In addition to any ordinary course annual awards made under Haleon’s discretionary share plans following the demerger, Haleon employees who held awards under the GSK plans are eligible to receive an award (referred to as a ‘Refill award’) under Haleon’s equivalent plans, over Haleon shares on substantially equivalent terms and with a value equivalent to the value of GSK shares subject to the relevant GSK award that vested early and was time pro-rated.

Refill awards to the Executive Directors will be made once, in H1 2023, under the rules of the PSP. These awards will be subject to performance conditions set by the Remuneration Committee and disclosed on page 101. Awards will generally vest on the normal vesting dates of the original GSK awards. Detailed description of the awards is presented on page 101.

Awards are eligible for dividend equivalent payments in respect of dividends that would have been paid on the shares or ADSs that vest under the PSP Refill awards up to the date the awards vest.

Awards will be subject to the leaver and malus and clawback provisions (see ‘Payment for loss of office’ and ‘Malus and clawback’ sections below).

25% of the award will vest if threshold level of performance is achieved. Straight-line interpolation is applied for performance between threshold and maximum.

Opportunity	The PSP Refill awards will be made at the level of 434,906 ADSs for the CEO and 60,878 ordinary shares for the CFO.
Performance measures

Performance will be assessed against a combination of financial and non-financial (including strategic and/or ESG-related) measures which are aligned to the Company’s strategic plan, as set out on page 101.

The Remuneration Committee has discretion to amend the performance measures in exceptional circumstances if it considers it appropriate to do so, e.g. in cases of accounting policy changes, merger and acquisition activities or disposals. Any such amendments would be fully disclosed and explained in the following year’s Annual Report on Remuneration.

Share ownership requirements
Element
Purpose and link to strategy	To align Executive Directors’ interests with those of shareholders.
Operation

Executive Directors are required, subject to personal circumstances, to build and maintain significant holdings of shares in the Company over time. The requirements for the CEO and CFO are 450% and 350% of salary respectively.

Until the relevant share ownership requirements have been met, Executive Directors are required to hold all Haleon shares acquired under the PSP and/or DABP (net of income tax and National Insurance contributions).

Executive Directors are required to comply with shareholding requirements for two years after departure, at a level equal to the lower of their shareholding requirement immediately prior to departure or their actual shareholding on departure. During this period, former Directors will be required to seek permission to deal from the Company Secretary, to ensure they comply with the requirement.

Malus and clawback
Element
Purpose and link to strategy	To align Executive Directors’ interests with those of shareholders and prevent payment for failure.
Operation

The Committee may apply malus and clawback at any time prior to the second anniversary of the date the cash element of an annual bonus is paid, or a share award vests.

The Committee may only invoke these malus and clawback provisions in accordance with the Haleon malus and clawback policy from time to time, in circumstances such as a material misstatement of results; a failure of risk management resulting in material financial loss; an error or material misstatement which results in an overpayment (such as in the assessment of performance); a corporate failure of the Company; employee misconduct; or material reputational damage to the Company.

Directors’ Remuneration Report	Haleon Annual Report and Form 20-F 2022 89

Directors’ Remuneration Report continued

Directors’ Remuneration Policy continued

Notes to the policy table

Approach to selecting performance measures

Performance targets are set to be stretching, yet achievable, and take into account the Company’s strategic priorities and business environment. The Committee sets targets based on a range of reference points including the business plan, analysts’ consensus and historical and projected performance for the Company. A combination of financial and non-financial measures has been chosen to ensure that executive remuneration is aligned with the key performance indicators we use as a business to monitor performance against our strategic priorities. The table below sets out incentive measures and weightings used in 2022 and 2023:

	Strategic priorities	AIP measures	PSP measures

Growth	Annual organic revenue growth of 4-6%	Organic sales growth (60% weighting)

Continued investment for growth in the business

Financial discipline	Sustainable moderate margin expansion	Adjusted operating profit (20% weighting)

	Net debt to Adjusted EBITDA ratio < 3x		Net debt/Adjusted EBITDA (50% weighting)

	Strong cash generation		Cumulative free cash flow (50% weighting)
Responsible business	ESG commitments		ESG qualifier

The weighting of the organic sales growth measure reflects the strategic importance of driving sales growth in line with the external guidance issued by the Company. This weighting is balanced by the adjusted operating profit measure in the AIP and the strong cash focus in the PSP. Further details of the performance measures under the 2022 AIP and the 2022 PSP awards, and how they are aligned with Company strategy and the creation of shareholder value, are set out on pages 97-100 of this Directors’ Remuneration Report.

Differences in policy from the wider employee population

The structure of the reward package for the wider employee population is based on the principle that it should be sufficient to attract and retain the best talent and be competitive within our broader industry, remunerating employees for their contribution linked to our holistic performance. It is driven by local market practice as well as level of seniority and accountability, reflecting the global nature of Haleon’s business.

There is clear alignment in the pay structures for Executives and the wider employee population, in the way that remuneration principles are followed as well as the mechanics of the salary review process and incentive plan design, which are broadly consistent throughout the organisation. Most of the performance measures under the AIP and the PSP are the same for Executives and other eligible employees. Under Haleon’s policies, there is a strong focus on performance-based incentives, with appropriate levels of differentiation to ensure that reward is invested in the talent that will make the biggest contribution to the execution of Haleon’s strategy. Where possible, the Company also encourages employee share ownership through a number of share plans that allow employees to benefit from the Company’s success.

The remuneration approach for Executive Directors is consistent with the reward package for members of the Executive Team and the senior management population. Generally speaking, a much higher proportion of total remuneration for Executive Directors is linked to business performance, compared to the rest of the employee population, so that remuneration will increase or decrease in line with business performance and to align the interests of Executive Directors and shareholders.

Consideration of employment conditions elsewhere in the Company

The Committee, along with setting the remuneration packages of Executive Directors, also has purview over the reward arrangements of the wider employee population. Although the Committee did not specifically consult employees when setting policy, employment conditions and remuneration arrangements applicable for the wider employee population are taken into account by the Committee when making decisions on executive remuneration (including workforce salary increases and bonus outcome). The Committee will also consider the CEO pay ratio and the wider Board will consider the gender pay gap.

90 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

Projected total remuneration scenarios

The charts below illustrate scenarios for the projected total remuneration of Executive Directors at four different levels of performance: minimum, target, maximum, and maximum including assumed share price appreciation of 50%. The impact of potential share price movements is excluded from the other three scenarios. These charts reflect projected remuneration for the 2023 financial year.

CEO

Minimum	100%	£1,868,000

Target	28%	19%	53%	£6,633,000

Maximum	19%	25%	56%	£9,993,000

Maximum including share price growth	15%	19%	44%	22%	£12,805,000

CFO

Minimum	100%	£784,000

Target	26%	23%	51%	£3,015,000

Maximum	17%	30%	53%	£4,634,000
● Fixed pay
● AIP
Maximum including share price growth	13%	24%	42%	21%	£5,859,000	● PSP
● Share price growth

Basis of calculation and assumptions:

–  the ‘Minimum’ scenario shows fixed remuneration only, i.e. base salary applicable from 1 April 2023, total value of taxable benefits for 2022, and the pension benefits to be accrued over the year ending 31 December 2023. These are the only elements of the Executive Directors’ remuneration packages that are not subject to performance conditions.

–  the ‘Target’ scenario shows fixed remuneration as above, plus a target payout under the AIP (50% of the maximum annual bonus) and mid-point performance vesting for long-term incentive awards at 62.5% of the maximum award.

–  the ‘Maximum’ scenario reflects fixed remuneration, plus full payout of annual and long-term incentives.

–  the ‘Maximum including share price growth’ scenario reflects fixed remuneration, plus full payout of annual and long-term incentives, including for the latter an assumed 50% share price appreciation over the performance period.

Payments under the policy in force prior to demerger

The Committee reserves the right to make any remuneration payments and payments for loss of office, notwithstanding that they are not in line with the Policy, where the terms of the payment were agreed (i) under a previous policy which was in force prior to the demerger, in which case the provision of that policy shall continue to apply until such payments have been made; (ii) before the policy or the relevant legislation came into effect; or (iii) at a time when the relevant individual was not a Director of the Company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a Director of the Company.

Consideration of shareholder views

The Committee greatly values the continued dialogue with Haleon’s shareholders and regularly engages with shareholders and representative bodies to take their views into account when setting and implementing the Company’s remuneration policies.

In 2022, the Committee considered shareholders’ feedback received following the publication of the Prospectus ahead of the Company’s admission to the London and New York Stock Exchanges which contained details on the structure and quantum of remuneration. The Committee Chair led discussions with the Company’s largest shareholders on the Directors’ Remuneration Policy and 2022 incentive measures.

Feedback provided by shareholders was considered by the Committee at its regular meetings and was taken into account in discussions on the 2022 and 2023 remuneration arrangements. The majority of our shareholders were supportive of the Company’s proposed approach to pay, and the Committee will continue to review this Policy to ensure it is fit for purpose. The Committee will consult major shareholders before making significant changes to the Policy.

Directors’ Remuneration Report	Haleon Annual Report and Form 20-F 2022 91

Directors’ Remuneration Report continued

Directors’ Remuneration Policy continued

Recruitment policy

The remuneration package of new Executive Directors (both external hires and internal promotions) will be determined on a case-by- case basis, in line with the provisions of this Directors’ Remuneration Policy.

Element	Approach
Fixed pay

Base salaries of new Executive Directors will be determined by the individuals’ role, experience, their existing remuneration package and independently sourced data for relevant comparator groups.

Pension and benefits will be set in line with the policy in force for other Executive Directors.

The Company may provide relocation support where appropriate.

AIP	The structure described in the Policy for other Executive Directors will apply to new appointees with the relevant maximum opportunity.
PSP

New appointees will be granted awards under the PSP on the same terms as other Executive Directors, as described in the Policy. The maximum level of award that may be offered for the year of recruitment is in line with the maximum award under the Policy.

Buyout

The Committee is mindful of the sensitivity relating to recruitment packages and, in particular, the ‘buying out’ of rights relating to previous employment.

The intent is to seek to minimise such arrangements. However, in certain circumstances, the Committee may determine that such arrangements are in the best interests of the Company and its shareholders, and such arrangements will, where possible, be on a like-for-like basis with the forfeited remuneration terms.

In doing so, the Committee will consider relevant factors including any performance conditions attached to these awards and the likelihood of those conditions being met. The aim of any such award would be to ensure that as far as possible, the expected value and the structure of the award will be no more generous than the amount forfeited.

The Committee retains the discretion to rely on the exemption under the FCA Listing Rule 9.4.2 to make such an award, or to utilise any other incentive plan operated by the Group.

For the avoidance of doubt, buyout awards will be excluded from the maximum incentive opportunities stated above.

Other elements

The Committee reserves the right to make any remuneration payments notwithstanding that they are not in line with the policy set out above, where the terms of the payment were agreed at a time when the relevant individual was not a Director of the Company, or under a prior approved policy and, in the opinion of the Committee, the payment was not in consideration of the individual becoming a Director of the Company.

For an overseas appointment, the Committee will have discretion to offer cost-effective benefits and pension provisions which reflect local market practice and relevant legislation.

Payment for loss of office
Element	Approach
Fixed pay

The Company’s policy is that Executive Directors’ service contracts will not require the Company to give an executive more than 12 months’ notice without prior shareholder approval. In the event of termination, the Executive Directors’ service agreements provide for payments of base salary, pensions and benefits over the notice period or for immediate termination on making a payment (or phased payments) in lieu of notice equivalent to base salary only for the notice period (or the remainder of such period). The Company will have regard to the need to mitigate the costs for the Company, such that payments would be reduced or cease if departing Executive Directors secure alternative paid employment during the notice period.

Notice (or payment in lieu) will not be payable in certain circumstances, including where an Executive Director is guilty of (i) wilfully neglecting their duties, or (ii) committing any serious or persistent breach of their service agreement or (iii) gross misconduct.

AIP

There is no contractual right to any bonus in the event of a notice of termination being given or received on or before the date on which the bonus would otherwise have been paid, although the Remuneration Committee may exercise its discretion to pay such a bonus, taking into account the time worked in the performance year and based on the individual’s contribution.

PSP

There is no contractual right to any long-term incentive award in the event of a notice of termination being given or received on or before the date on which the long-term incentive award would have been made, although the Remuneration Committee may exercise its discretion to make such an award, taking into account the time worked in the performance period and based on the individual’s contribution.

92 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

Element	Approach
Unvested DABP awards

A DABP award will vest in full on the normal vesting date as if the participant had not ceased to be an employee or Director unless the Committee determines that the DABP award will vest in its entirety on a different date.

If a participant leaves for gross misconduct or is summarily dismissed, any DABP awards they hold will immediately lapse.

Unvested PSP awards

PSP awards are governed by the plan rules.

An unvested PSP award will usually lapse when a participant ceases to be an employee or Director.

If, however, a participant ceases to be an employee or Director because of their death, ill-health, injury, disability, redundancy, retirement, the sale of the participant’s employing company or business out of the Company or in other circumstances at the discretion of the Committee (i.e. they leave as a “good leaver”), their PSP award will normally continue to vest (and be released) on the date when it would have vested (and been released) if they had not ceased to be an employee or Director subject to pro-rating for time, unless the Committee determines otherwise.

The extent to which PSP awards vest in these circumstances will be determined by the Committee, taking into account the satisfaction of any performance conditions applicable to PSP awards measured over the original performance period.

The Committee retains discretion, however, to allow the PSP award to vest (and be released) on the individual’s cessation of office or employment or such other date as it decides, taking into account any applicable performance conditions measured up to such point as it decides. Unless the Committee decides otherwise, the extent to which a PSP award vests will also take into account the proportion of the performance period (or, in the case of a PSP award not subject to performance conditions, the vesting period) which has elapsed on the cessation.

If a participant ceases to be an employee or Director during a holding period in respect of a PSP award their PSP award will normally be released at the end of the holding period.

Post-departure benefits

Executive Directors can be provided certain benefits after departure for those who depart under good leaver provisions, in accordance with the terms of the policy.

Benefits may include, but are not limited to, medical coverage, home security, tax return preparation assistance and legal expenses.

Other

Awards under the all-employee share plans will be treated in line with the plan rules.

Where an Executive Director has been relocated as part of their employment, the Committee retains the discretion to pay the repatriation costs. This may include, but is not restricted to, airfare, accommodation, shipment, storage, utilities, and any tax and social security that may be due in respect of such benefits.

Except in the case of gross misconduct or resignation, an Executive Director may also receive reasonable retirement gifts.

The Committee retains the discretion to make payments (including professional and outplacement fees) in connection with an Executive Director’s cessation of office or employment. This may include payments that are made in good faith in discharge of an existing legal obligation (or by way of damages for breach of such an obligation) or by way of settlement of any claim arising in connection with the cessation of that Executive Director’s office or employment.

Change of control	In the event of a change of control, outstanding awards will be treated in line with the provisions set out in the respective plan rules.

Service contracts

The table below sets out the dates of Executive Directors’ service contracts, which are available for inspection at the Company’s registered office and included as exhibits to this Annual Report and Form 20-F.

Name	Position	Contract date	Notice period
Brian McNamara	Chief Executive Officer	9 May 2022	12 months
Tobias Hestler	Chief Financial Officer	10 May 2022	12 months

Directors’ Remuneration Report	Haleon Annual Report and Form 20-F 2022 93

Directors’ Remuneration Report continued

Directors’ Remuneration Policy continued

Non-Executive Directors’ unexpired terms of appointment

The Non-Executive Directors and the Chair were each appointed by a letter of appointment. In each case, either party may terminate the appointment on three months’ written notice, or, if earlier, with the consent of the Board.

Name	Position	Date of appointment to the Board	Current letter of appointment expires
Sir Dave Lewis	Haleon Director / Haleon Chair	23 May 2022 / 18 July 2022	2025 AGM
Manvinder Singh (Vindi) Banga	Senior Independent Non-Executive Director	18 July 2022	2025 AGM
Marie-Anne Aymerich	Independent Non-Executive Director	18 July 2022	2025 AGM
Tracy Clarke	Independent Non-Executive Director	18 July 2022	2025 AGM
Dame Vivienne Cox	Independent Non-Executive Director	18 July 2022	2025 AGM
Asmita Dubey	Independent Non-Executive Director	18 July 2022	2025 AGM
Deirdre Mahlan	Independent Non-Executive Director	18 July 2022	2025 AGM
Bryan Supran	Non-Executive Director	18 July 2022	2025 AGM
John Young[1]	Non-Executive Director	18 July 2022	2025 AGM

Note

[1] John Young stepped down from the Board with effect from 28 February 2023. John is succeeded as Non-Executive Director and representative of Pfizer by David Denton with effect from 1 March 2023.

Fees for Chair of the Board and Non-Executive Directors

Element	Details
Purpose and link to strategy	To provide fees at an appropriate level to attract individuals of the highest calibre with relevant experience to develop, monitor and oversee the Company’s strategy
Operation

The fees for each Non-Executive Director and the Chair are reviewed annually (but with no obligation to increase them). Non-Executive Directors are not eligible to participate in any pension or share scheme operated by the Company or to receive any bonus. Additional fees may be payable to reflect additional Board responsibilities, such as committee chairship and membership, or the role of Senior Independent Director or Workforce Engagement Director.

Each Non-Executive Director including the Chair is entitled to be reimbursed for reasonable and properly documented expenses necessarily incurred in the proper performance of their duties.

Each Non-Executive Director and the Chair has the benefit of:

–  a personal accident insurance policy maintained by the Company;

–  Directors’ and Officers’ liability insurance maintained by the Company; and

–  the indemnity provided by the Company in the form provided to all Directors.

The Company covers associated tax and social security contributions due on reimbursed expenses that are deemed taxable.

Each Non-Executive Director and the Chair is subject to confidentiality undertakings and a non-compete restrictive covenant.

Non-Executive Directors and the Chair are encouraged to build up a personal holding in the shares of the Company equal to the value of one year of their annual base fee.

Opportunity

When reviewing the level of fees, the assessment will normally consider whether, individually and in aggregate, they remain competitive and appropriate in light of changes in roles, responsibilities and/or time commitment of the Non-Executive Directors, and to ensure that individuals of the appropriate calibre are retained or appointed.

94 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

Annual Report on Remuneration

Planned implementation for 2023 Content within a box indicates that all the information in the panel is planned for implementation in 2023.

‘Single figure’ of remuneration – Executive Directors

The following table shows a single total figure of remuneration for each Executive Director in respect of qualifying services for the 2022 financial year. This covers the period between their appointment (23 May 2022) and the end of the financial year (31 December 2022). Given that the Haleon demerger took place on 18 July 2022, no comparable prior year data could be provided. The table below includes fixed remuneration paid to Brian McNamara and Tobias Hestler before the demerger (23 May-17 July 2022) when their remuneration arrangements were aligned with the GSK policies.

£000	Brian McNamara[1]	Tobias Hestler
Salary	719	410
Benefits	530	35
Pension	87	36
Total fixed remuneration	1,336	481
AIP[2]	1,014	518
PSP[3]	–	–
Total variable remuneration	1,014	518
Total remuneration	2,350	999

Notes

1  Pre-demerger remuneration for Brian McNamara was set in US Dollars and has been converted to GBP in the table above, using the average 2022 exchange rate of 1.24.

2  2022 AIP value shown above has been pro-rated for the period between Directors’ appointment (23 May 2022) and the end of the financial year (31 December 2022).

3  There were no Haleon PSP awards vesting in 2022. The first PSP awards were made on 6 October 2022 and are expected to vest in Q1 2025.

Salary

2022 annual salary levels for the Executive Directors applied from the date of demerger. Salary levels applicable for the period prior to the demerger were set under the GSK policies and reflected the seniority and the scope of the role of each individual.

The CEO’s post-demerger salary level takes into account the fact that he was localised on a UK contract and that his prior remuneration package included international assignment benefits and a US pension, both of which ended under the new arrangement. The CFO’s post-demerger salary has been set to reflect the significant additional responsibilities that he took on post-separation.

	Annual base salary	Annual base salary	Total base salary
Executive Director	as of 23 May 2022[1]	as of 18 July 2022	paid in 2022
Brian McNamara	£1,008,065	£1,250,000	£719,307
Tobias Hestler	£592,250	£700,000	£410,464

Notes

1  Pre-demerger salary for Brian McNamara was set in US Dollars at $1,250,000 per annum and has been converted to GBP in the table above, using the average 2022 exchange rate of 1.24.

2023 salaries

The Committee carefully considered whether any increases should be awarded to Executive Directors’ salaries in 2023. Factors that have been taken into account when considering pay review for Directors included investors’ expectations and external environment, company performance, planned salary increases for the wider employee population, personal performance of the executives and competitive market positioning of the current salaries and total remuneration packages against the main peer groups. In 2022 these included constituents of the FTSE 30 excluding financial services and a bespoke group of large international FMCG companies.

The Committee noted that Executive Directors’ salaries were reviewed on demerger to recognise the scope and scale of their roles as Directors of a large, listed company. On this basis, it resolved that 2023 salaries would remain unchanged from 2022 levels which applied on demerger. However, the Committee reserves the right to award salary increases to the Executive Directors in the future to allow for appropriate pay progression over time. For reference, an average increase of 6% will be awarded to the wider workforce in the UK.

	Annual base salary from 1
Executive Director	April 2023	% increase
Brian McNamara	£1,250,000	Nil
Tobias Hestler	£700,000	Nil

Directors’ Remuneration Report	Haleon Annual Report and Form 20-F 2022 95

Directors’ Remuneration Report continued

Annual Report on Remuneration continued

Benefits

2022 benefits for Executive Directors included private healthcare (including spouse or partner and eligible dependent children), life assurance/death in service benefit, membership of a Group Income Protection plan, personal tax and financial planning, car travel, reimbursement of expenses properly incurred in the ordinary course of business, which are deemed to be taxable benefits, and (for CEO only) home security services.

In addition, to facilitate Brian McNamara’s employment arrangements being moved from an international assignment package to a standard, local market, basis, a one-off payment of £300,000 (subject to deductions for tax and National Insurance contributions) was made to him in 2022.

The 2022 single figure for the CEO shows the value of benefits including those provided to him as an international assignee under the GSK policies, which account for c. £85,000 of the total value of benefits. In addition, in line with the remuneration arrangements which applied at GSK pre-demerger, the CEO was entitled to his tax liability being equalised to his US tax position in line with the GSK policy for the wider workforce. This policy applied to his 2022 remuneration received until 18 July 2022 and the proportion of his 2022 AIP earned pre-demerger. The total benefit to the individual attributable to the period between 23 May and 18 July 2022 has been estimated at c. £85,000. This value will be restated in the next Directors’ Remuneration Report, when the actual cost to the Company will be confirmed. This arrangement is not part of Haleon’s Directors’ Remuneration Policy.

Executive Directors are eligible to participate in the HM Revenue and Customs (HMRC) approved Haleon Share Save Plan and Share Reward Plan. Details of Executive Directors’ rights under the Share Save Plan are set out in the ‘Outstanding share options’ table.

2023 benefits Benefits for 2023 remain in line with the Policy.

Pension

From the date of Admission both Executive Directors received pension contributions at the rate of 7% of annual base salary which included contributions to the pension plans as well as cash allowances.

Prior to Admission, pension arrangements aligned with the GSK policies were as follows:

–  Tobias Hestler was eligible for a core pension contribution of 15% of his annual base salary;

–  Brian McNamara was employed by a US entity whilst on assignment in the UK and received contributions into the Executive Supplemental Savings Plan (ESSP) and Executive Pension Credits (fixed discretionary credit paid by the Company).

All these arrangements are based on defined contributions. Executive Directors do not participate in defined benefit pension plans.

	US pension	UK pension	Total 2022 pension
Executive Director	contributions[1]	contributions	contributions[2]
Brian McNamara	£47,101	£39,824	£86,925
Tobias Hestler	–	£36,227	£36,227

Note

1 US pension contributions for Brian McNamara were made in US Dollars. This value has been converted to GBP in the table above, using the average 2022 exchange rate of 1.24.

2 Pension contributions for Brian McNamara include ESSP (£10,291 ), Executive Pension Credits (£36,810) and a cash allowance (£39,824). Pension contributions for Tobias Hestler include the UK pension plan contributions (£1,731) and a cash allowance (£34,496).

Pension for 2023 Pension for 2023 remains in line with the Policy.

96 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

2022 Annual Incentive Plan (AIP) awards

The 2022 AIP awards were based on performance for the year ended 31 December 2022. 80% of the bonus opportunity is determined by financial performance and 20% is based upon the achievement of Individual Business Objectives (IBOs). AIP awards were based on Haleon’s performance for the full 2022 financial year.

As part of the wider remuneration structure review for the Executive Directors, the maximum AIP opportunity increased on demerger from 170% of salary to 200% of salary for the CEO and from 90% of salary to 200% of salary for the CFO. The increased opportunities only applied to the period after the demerger.

The figures below represent the total 2022 AIP awards to be paid, including the portion payable in cash in 2023, and the portion deferred into shares for a further three years to be released in 2026, subject to continued employment and malus and clawback provisions. Deferral provisions apply to 50% of the 2022 AIP value earned between 18 July and 31 December 2022 when the new remuneration arrangements were put in place for the Executive Directors.

		2022 AIP targets			2022 AIP outcome		AIP outcome (% of max per element)
Performance measures	Weighting	Threshold (25% of max)	Target (50% of max)	Maximum (100% of max)	Actual	Outcome (% of max)	Brian McNamara	Tobias Hestler
Organic sales growth	60%	-0.4%	5.1%	10.5%	9.0%	82.5%	49.5%	49.5%
Adjusted operating profit[1]	20%	£2,207m	£2,335m	£2,461m	£2,310m	45.0%	9.0%	9.0%
IBOs – Brian McNamara	20%	See table below					13.8%	-
IBOs – Tobias Hestler	20%						-	13.3%

Note

1  Adjusted operating profit is measured at budget rate which differs from the reporting rate.

Allocation of AIP Award

The table below shows the allocation of the 2022 AIP award for Executive Directors in relation to the period pre- and post-demerger.

Performance measures	AIP award
	Brian McNamara	Tobias Hestler
Total (% of max)	72.3%	71.8%
2022 AIP award pre-demerger (23 May-17 July 2022)	£190,485	£58,906
2022 AIP award post-demerger (18 July-31 December 2022)	£823,729	£458,628
Total 2022 AIP award (23 May-31 December 2022)	£1,014,215	£517,534

2022 was a year of strong financial and strategic performance. Organic sales growth was achieved at 9.0% relative to the target of 5.1%, and Adjusted operating profit was achieved at £2,310m at budget rate, which is broadly in line with the target level. On this basis, the Committee was comfortable that the 2022 AIP outcomes reflect the underlying business performance and as such, no discretion was exercised to adjust the formulaic outcome.

Achievement of 2022 Individual Business Objectives (IBOs)

20% of the Executive Directors’ 2022 AIP is linked to the achievement of IBOs. The IBOs were set ahead of admission and were focused on key strategic objectives for 2022. Apart from the deliverables outlined in the bonus, it is an expectation that the Executive Directors will each demonstrate the required high leadership standards and behaviours of the Company and that there will be no Code of Conduct issues.

At the end of the year, the Committee considered the performance of each Executive Director against pre-set objectives. At its meeting in February 2023, it concluded that 2022 had seen progress in the execution of strategic objectives, as described in the Strategic Report. This included successful stand up of the Haleon business, no business interruption and developing strategy to deliver on Capital Markets Day commitments. These achievements reflect Executive Directors’ high level of performance against their 2022 IBOs showing a significant contribution to the achievement of Group strategy and external commitments during 2022.

Directors’ Remuneration Report	Haleon Annual Report and Form 20-F 2022 97

Directors’ Remuneration Report continued

Annual Report on Remuneration continued

The table below summarises performance against the key 2022 IBOs for the current Executive Directors:

Brian McNamara

Objective	Description of performance	Level of performance achieved
On track for medium-term Capital Markets Day strategic commitments

–  Expect to deliver on all Capital Markets Day commitments: organic annual sales growth of 4 to 6% p.a., moderate operating margin expansion at constant currency, high and stable cash flow conversion and net debt de-leverage.

–  Responsible business plans in place to deliver on ESG commitments across environmental (plastics, renewable energy, zero Scope 1 and 2 carbon) and social goals (Diversity and Inclusion, Health Inclusivity).

Achieved
No business interruption post separation and employee engagement maintained in the upper quartile

–  Despite an extremely complex system cutover, there was no business interruption, enabling strong financial delivery in 2022.

–  There was significant focus on driving engagement through leadership sessions, townhalls, with engagement measured at a Business Unit and functional level in the scorecards, which resulted in an 80% engagement score.

Exceeds target
Recognising Mr McNamara’s very strong performance against his IBOs during 2022, the Committee judged that 13.8% of a maximum of 20% attributable to IBOs was appropriate.
Tobias Hestler
Objective	Description of performance	Level of performance achieved
Successful stand up of Haleon business to create Haleon plc, achieving performance on track for medium-term Capital Markets Day financial commitments

–  Strong sales growth exceeding expectations, with organic growth of 9%.

–  Profit broadly in line with business plan, with pricing and efficiency initiatives fully offsetting inflationary pressures.

–  Strong cash generation, with repayment of £1.5bn term loan.

–  Strategic plan established and reviewed by the Board demonstrating confidence to deliver steady organic sales growth annually over medium-term with sustainable moderate margin expansion at constant exchange rates, strong cash conversion and de-leveraging, fully delivering on Capital Markets Day commitments.

Exceeds target
Establishment of fully operational central Finance functions and reporting processes

–  All new functions set up successfully in advance of the demerger with stable operating on Haleon’s fully separated infrastructure (systems, people and processes).

–  New leaders integrated and operating effectively.

Achieved
Successful closing of H1 and Q3 reporting for Haleon

–  Completed successfully, including establishment of new governance processes, with ongoing streamlining and efficiency improvements.

–  Positive feedback from engagement with auditors, analysts and investors.

Over-achieved
Recognising Mr Hestler’s very strong performance against his IBOs during 2022, the Committee judged that 13.3% of a maximum of 20% attributable to IBOs was appropriate.

Deferral policy

In line with the policy, 50% of the 2022 AIP awards earned after the demerger have been deferred for three years into conditional awards over Haleon shares, subject to continued employment and malus and clawback provisions.

98 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

2023 AIP awards In line with the Policy, for 2023 the target and maximum AIP opportunities for our Executive Directors will be:

Executive Director	Target opportunity (% of salary)	Maximum opportunity (% of salary)
Brian McNamara	100%	200%
Tobias Hestler	100%	200%

Performance will be based on Group financial performance targets aligned to the Group’s KPIs, as well as IBOs. The measures and percentage weightings will remain unchanged from 2022:

–  Organic sales growth (60%);

–  Adjusted operating profit (20%); and

–  Individual Business Objectives (20%).

2023 AIP targets are considered commercially sensitive and will be disclosed in the 2023 Annual Report.

In line with the Policy, 50% of all 2023 AIP awards will be deferred for three years into conditional awards over Haleon shares, subject to continued employment, malus and clawback provisions.

Performance Share Plan awards vesting

No Haleon long-term incentive awards vested in 2022. The first grant of awards under the Haleon Performance Share Plan took place in October 2022, as set out in the section below.

Performance Share Plan awards made in 2022

Brian McNamara and Tobias Hestler were granted an award with a face value of 450% of salary and 350% of salary respectively.

The following table sets out details of awards made on 6 October 2022:

Executive Director	End of the performance period	Type of award	Nature of award	Number of shares subject to award	Grant price[1]	Face value at grant
Brian McNamara	31 December 2024	PSP	Conditional shares	2,049,305	£2.74	£5,625,000
Tobias Hestler	31 December 2024	PSP	Conditional shares	892,587	£2.74	£2,450,000

Note

1 Grant price is calculated as the average closing share price over the three business days immediately preceding the grant date.

Performance measures for the PSP awards granted in 2022

The 2022 PSP performance measures are:

		Target ranges
Measure	Weighting	Minimum (25% vesting)[1]	Maximum (100% vesting)[1]
Cumulative free cash flow (Measured on a cumulative basis over the performance period FY 22-24)	50%	£4.557bn	£5.557bn
Net debt/Adjusted EBITDA (Measured as a ratio at year end 2024)	50%	3.0x	2.4x

Note

1 Straight-line interpolation is applied for performance between minimum and maximum.

Responsible business is a strategic priority for Haleon and is core to our purpose. The Company has made commitments on carbon reduction, recycle-ready packaging and diversity. These commitments have been incorporated in our incentive structure, such that the Remuneration Committee will apply an ESG qualifier at vesting of the 2022 PSP award.

In designing the ESG qualifier, the Remuneration Committee has set thresholds for each of the three measures and, at the end of the performance period, if any of the thresholds are missed, a reduction in the level of vesting of 10% could be applied for each missed threshold. In addition, if the metrics are static or go backwards compared to the 2021 baseline, a 25% reduction in the level of vesting could be applied for each measure (i.e., a potential overall reduction of up to 75%).

Directors’ Remuneration Report	Haleon Annual Report and Form 20-F 2022 99

Directors’ Remuneration Report continued

Annual Report on Remuneration continued

The ESG qualifier thresholds for the 2022 PSP are as follows:

Measure	Threshold
Carbon reduction (Measured for 12 months to Nov 2024)	at least 30% reduction in Scope 1 and 2 carbon emissions from the 2020 level
Recycle-ready packaging (Measured for 12 month to June 2024)	at least 68% of packaging should be recycle-ready
Diversity (Quarterly average in 2024)	at least 44.5% of Leadership roles should be female

In determining the vesting levels and any adjustment which should apply, the Committee will also consider wider factors, including whether broader plans to meet Haleon’s responsible business commitments are on track.

Details of performance against each of the thresholds and level of reduction applied by the Committee, if applicable, will be fully disclosed in the 2024 Directors’ Remuneration Report.

The awards are in respect of the 1 January 2022-31 December 2024 performance period and will vest following the announcement of the FY 2024 results. A two-year post-vesting holding period will apply to these awards.

2023 PSP awards

Brian McNamara and Tobias Hestler will each be granted an award with a face value of 450% of salary and 350% of salary respectively.

For the 2023 award, the following performance measures will be used:

Target ranges
Measure	Weighting	Minimum (25% vesting)[1]	Maximum (100% vesting)[1]
Cumulative free cash flow (Measured on a cumulative basis over the performance period FY 23-25)	50%	£4.520bn	£5.520bn
Net debt/Adjusted EBITDA (Measured as a ratio at year end 2025)	50%	2.7x	2.3x

Note

[1] Straight-line interpolation is applied for performance between minimum and maximum.

An ESG qualifier is also included within the 2023 PSP design, to reflect commitments that the company has made on carbon reduction, recycle-ready packaging and diversity.

In designing the ESG qualifier, the Committee has set thresholds for each of the three measures and, at the end of the performance period, if any of the thresholds are missed, a reduction in the level of vesting of 10% could be applied for each missed threshold. In addition, if the metrics are static or go backwards compared to the 2022 baseline, a 25% reduction in the level of vesting could be applied for each measure (i.e., a potential overall reduction of up to 75%).

The ESG qualifier thresholds for the 2023 PSP are as follows:

Measure	Threshold
Carbon reduction (Measured for 12 months to Nov 2025)	at least 48% reduction in Scope 1 and 2 carbon emissions from the 2020 level
Recycle-ready packaging (Measured for 12 months to June 2025)	at least 80% of packaging should be recycle-ready
Diversity (Quarterly average in 2025)	at least 45% of Leadership roles should be female

In determining the vesting levels and any adjustment which should apply, the Committee will also consider wider factors, including whether broader plans to meet Haleon’s responsible business commitments are on track.

100 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

PSP Refill awards

As described in the Prospectus published on 1 June 2022, in-flight GSK Performance Share Plan (PSP) and Share Value Plan (SVP) awards received “accelerated vesting” following the demerger, on a time pro-rated basis. The portion of PSP and SVP awards that lapsed due to the application of time pro-rating will be replaced by Haleon Refill PSP and SVP awards which vest on the original vesting dates. Refill PSP awards will be granted in H1 2023 after performance testing and accelerated vesting of the GSK PSP awards. PSP Refill awards will be converted using the “Refill conversion factor” which is based on the average share prices for GSK and Haleon in the first five days after the demerger.

Executive Director	GSK award	Treatment applied
Brian McNamara	2020 GSK PSP award (lapsed portion)

Refill awards for Mr McNamara’s 2020 and 2021 GSK PSP awards were grouped to allow a consistent performance period for all awards. Both awards will vest in H1 2024 and will be linked to performance ending on 31 December 2023.

To ensure consistency, awards will be made in the same form (ADSs) as the original GSK awards held by Mr McNamara.

2021 GSK PSP award (lapsed portion)
Tobias Hestler	2021 GSK PSP award (lapsed portion)	A Haleon PSP Refill award will be made in H1 2023 with the performance period ending on 31 December 2023 and which will vest in H1 2024.
2021 GSK SVP award (lapsed portion)

In line with the Haleon SVP rules, Executive Directors are not eligible to participate in the SVP. Therefore, Mr Hestler will receive a Haleon PSP Refill award to compensate the value of the lapsed portion of his GSK SVP award which had no performance conditions attached to it. As such, the SVP award will be converted into a PSP award on an expected value basis, taking into account performance conditions which apply to the PSP award.

The following table sets out details of awards to be made in H1 2023:
Haleon Refill awards
Name		Number of shares / ADSs	Award type	Share type	Vesting date
Brian McNamara		91,030	2023 PSP Refill	ADS	10 Feb 2024
		343,876	2023 PSP Refill	ADS	10 Feb 2024
Tobias Hestler		23,614	2023 PSP Refill	ORD	10 Feb 2024
		37,264	2023 PSP Refill	ORD	10 Feb 2024

Performance measures for the PSP Refill awards will be aligned with the measures for the annual 2022 PSP awards, being cumulative free cash flow (50%) and net debt/adjusted EBITDA (50%). Performance targets will be aligned with the 2022-2023 targets within the 2022–2024 performance period for the 2022 PSP awards made on 6 October 2022. Despite the timing of grant coinciding with the 2023 PSP awards, Refill awards refer back to the previous performance cycle which ends in 2023, so the Committee concluded that it would be more appropriate to use targets aligned with the 2022-2024 business plan. When determining the vesting level of the Refill awards, the Remuneration Committee will also consider progress made during 2023 on carbon reduction, recycle-ready packaging and diversity.

Due to the short-term nature of the targets they are deemed commercially sensitive. The targets and the level of performance achieved against those targets will be disclosed in the 2023 Directors’ Remuneration Report.

Payments for loss of office and to past Directors There were no payments to Directors for loss of office and no payments to past Directors during 2022.

Directors’ Remuneration Report	Haleon Annual Report and Form 20-F 2022 101

Directors’ Remuneration Report continued

Annual Report on Remuneration continued

Total shareholder return (TSR)

The chart shows the monthly value, from the time of demerger to 31 December 2022, of £100 invested in Haleon shares on 18 July 2022, compared to £100 invested in the FTSE 100 on the same date. The FTSE 100 Index was chosen as the comparator because the Company is a constituent of this index.

Total shareholder return

Chief Executive Officer – historical remuneration information

The table below shows the remuneration of the Chief Executive Officer in place at the time over the same period. As this is the Company’s first remuneration report, there is no prior years’ data.

Year	2022
Chief Executive Officer	Brian McNamara
Single figure of total remuneration (£’000)[1]	2,350
AIP outcome (% of maximum)[2]	72%
PSP vesting (% of maximum)[3]	N/A

Notes

1 Pre-demerger remuneration for Brian McNamara was set in US Dollars and has been converted to GBP in the table above, using the average 2022 exchange rate of 1.24.

2 2022 AIP value has been pro-rated for the period between Directors’ appointment (23 May 2022) and the end of the financial year (31 December 2022).

3 There were no PSP awards vesting in 2022. The first PSP awards were made on 6 October 2022 and will vest in Q1 2025.

Relative importance of spend on pay

As this is the Company’s first remuneration report, there is no year-on-year comparison. A comparison of spend on pay in 2022 and 2023 will be made in the 2023 Directors’ Remuneration Report.

Year	2022
Total staff costs[1]	£1,835m
Dividends[2]	£11,930m

Notes

1 Total staff costs are presented in line with the note 7 to the financial statements.

2 Dividends are presented in line with the note 10 to the financial statements.

Chief Executive Officer’s pay compared with employee pay

The table below compares the CEO’s ‘single figure’ of total remuneration to that received by three representative UK employees during the same period in 2022. The total remuneration for each quartile employee, and the salary component within this, is also outlined below.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2022[1,2]	Option B	65:1	33:1	24:1

Notes

1 2022 CEO single figure does not include any long-term incentive component as the first Haleon PSP award was made to the CEO in 2022 and will be disclosed as part of the 2024 single figure of remuneration. An indicative estimate of Haleon’s 2024 CEO pay ratio is 64:1, based on the current salary and benefits, target bonus outcome (100% of salary) and mid-point vesting of the PSP award at the current level (450% of salary).

2 The total remuneration for employees is based on earnings between 23 May 2022 and 31 December 2022 and the 2022 bonus pro-rated for that period.

Year	25th percentile £000	Median £000	75th percentile £000
2022 salary[1]	£28,586	£38,754	£53,467
2022 total remuneration[1]	£36,107	£71,266	£97,211

Note

1 Remuneration shown in the table above is based on earnings between 23 May 2022 and 31 December 2022 and the 2022 bonus pro-rated for that period.

102 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

Methodology

We have chosen to use Option B as our preferred methodology to calculate the CEO pay ratio. Given the complexity of the pay arrangements for different categories of UK employees at Haleon, this approach allows us to leverage the existing gender pay gap calculations and thus presents a practical and efficient approach, using robust and meaningful data that is representative of the remuneration levels for UK employees.

The Company used data from the 2022 gender pay gap calculation to determine employees positioned at each pay quartile and excluded those employees who left the Company before 31 December 2022. Remuneration was calculated in line with the methodology used to determine the single total figure of remuneration for the CEO, as presented in this report. Remuneration figures are determined with reference to the financial year ending on 31 December 2022. The remuneration covers salary, benefits and pension contributions from 23 May to 31 December, pro-rated bonus in respect of 2022 which will be paid in March 2023, and share awards without performance conditions granted in 2022. No components were omitted from the calculation and no adjustments were made to any of the pay elements. Where required, actual remuneration was converted into a full-time equivalent by pro-rating earnings to reflect full-time contractual working hours.

The Committee determined that the identified employees are reasonably representative, since the structure of their remuneration arrangements is in line with that of the majority of employees in the UK. The Committee believes that the median pay ratio for the 2022 financial year is consistent with the pay, reward and progression policies for the Company’s UK employees as a whole. It should be noted, however, that the CEO’s 2022 remuneration does not include any long-term incentives vesting and as such, the pay ratio may change in future years. Given that the Haleon demerger took place on 18 July 2022, no comparable prior year data could be provided.

Percentage change in remuneration

As this is the Company’s first Remuneration Report, there is no year-on-year comparison. A comparison of remuneration in 2022 and 2023 will be made in the 2023 Directors’ Remuneration Report.

Consideration of workforce pay and approach to engagement

The Board receives verbal updates on employee engagement quarterly, with a detailed update, including employee survey results, presented annually. In addition, employee engagement is covered on page 72, which includes commentary on how the views of employees were considered by the Board. Dame Vivienne Cox, a member of the Remuneration Committee, has been appointed as the Company’s designated Non-Executive Workforce Engagement Director and in 2022 she and Mairéad Nayager (Chief Human Resources Officer) hosted a session with a dynamic group of culturally diverse employees from across markets and functions to hear ideas on the most meaningful and innovative ways for the Board to engage and hear employees’ thinking on purpose, strategy, performance and culture.

>>  More detail on employee engagement is disclosed on page 72.

To ensure that the remuneration-related decisions are fair and appropriate, the Committee considered employees’ pay increases when determining the appropriate salary levels for the Executive Directors and fees for the Chair. In addition, the Committee was provided with an update on bonus outcomes for the wider employee population, which were taken into account to ensure that the bonus outcomes are appropriately reflecting business performance at all levels in the organisation. Furthermore, the Committee approved the implementation of Haleon’s all-employee share plans and agreed the terms and details of the 2022 share awards made to the executives and the wider workforce population.

The Company regularly engages with employees on reward. A number of sessions with different groups of employees have taken place to date to explain the operation of reward at Haleon. The Company’s intention is to continue this engagement, including, in future, remuneration arrangements applicable to Executive Directors.

Remuneration Committee advisers

During 2022, PwC was the independent remuneration adviser to the Committee. PwC was appointed by the Committee in August 2022. As part of this process, the Committee considered the services that PwC provided to other FTSE 100 companies and Haleon’s competitors, as well as other potential conflicts of interest. PwC is a member of the Remuneration Consultants’ Group and voluntarily operates under their code of conduct when providing advice on executive remuneration in the UK. PwC regularly meets with the Chair of the Committee without management present. The Committee is comfortable that the PwC engagement partner and team providing remuneration advice to the Committee do not have connections with Haleon or its individual Directors that may impair their independence and objectivity. The total fees paid to PwC for the provision of independent advice to the Committee in 2022 were £89,200 charged on a fixed fee as well as time and materials basis. During 2022, PwC also provided other services to Haleon entities, including tax advice, internal audit and assurance, controls (e.g. SOX and cyber security assessments), general management consultancy, advice relating to group-wide projects, such as the separation of Haleon from GSK, short and medium secondees, deals and transactions work. Remuneration advice is provided by an entirely separate team within PwC.

Statement of voting at the Annual General Meeting (AGM)

The statement of voting at Haleon’s first AGM will be disclosed in the 2023 Directors’ Remuneration Report.

Directors’ Remuneration Report	Haleon Annual Report and Form 20-F 2022 103

Directors’ Remuneration Report continued

Annual Report on Remuneration continued

2022 Non-Executive Directors’ remuneration

The Chair is entitled to receive a fee of £700,000 per annum. The base fee for each other Non-Executive Director is £95,000 per annum. Bryan Supran is a Pfizer employee and does not receive any fees as a Non-executive Director of Haleon plc. Additional fees are payable as follows:

–  £50,000 per annum for the Senior Independent Director;

–  £30,000 per annum for the Workforce Engagement Director;

–  £40,000 per annum for chairing the Audit & Risk Committee; and

–  £40,000 per annum for chairing the Remuneration Committee.

The Board established the Environmental and Social Sustainability Committee with effect from 9 March 2023. The fee for chairing the Committee has been set at £30,000 per annum.

‘Single figure’ of remuneration – Non-Executive Directors

The table below shows the actual fees paid to our Non-Executive Directors in 2022. Given that the Haleon demerger took place on 18 July 2022, no comparable prior year data could be provided.

Non-Executive Director[2]	2022 fees (£000)[1]	2022 benefits (£000)	2022 total remuneration (£000)
Sir Dave Lewis	426	2.9	429
Manvinder Singh (Vindi) Banga	66	0.6	67
Marie-Anne Aymerich	43	0.5	44
Tracy Clarke	61	0.6	62
Dame Vivienne Cox	57	1.3	58
Asmita Dubey	43	1.3	45
Deirdre Mahlan	61	2.6	64
Bryan Supran	–	4.9	5
John Young[3]	43	0.5	44

Notes

1  Remuneration shown in the table above includes fees and benefits for the period between 23 May-31 December 2022 for Sir Dave Lewis and 18 July-31 December 2022 for all other Directors, in line with their appointment dates.

2  In addition to the Directors listed in the table above, prior to separation and demerger, Victoria Whyte and David Redfern were appointed as administrative directors on 20 October 2021 and resigned on 23 May 2022. They were not remunerated for these duties.

3  John Young stepped down from the Board with effect from 28 February 2023. John is succeeded as Non-Executive Director and representative of Pfizer by David Denton with effect from 1 March 2023.

Statement of Directors’ shareholding and share interests

Total shareholding of Directors on 31 December 2022 is shown below.

	Director	Shares Beneficially owned[1]	Shares not subject to performance	Options not subject to performance	Shares subject to performance	Total interest	Share ownership as % of 2022 salary/fee[2]	Share ownership requirement met
Chair	Sir Dave Lewis	63,151	–	–	–	63,151	26%	n/a
Executive Directors	Brian McNamara	244,330	–	–	2,049,305	2,293,635	56%	No
	Tobias Hestler	11,497	–	7,919	892,587	912,003	5%	No
Non-Executive Directors	Manvinder Singh (Vindi) Banga	169,800	–	–	–	169,800	508%	n/a
	Marie-Anne Aymerich	8,334	–	–	–	8,334	25%	n/a
	Tracy Clarke	12,504	–	–	–	12,504	37%	n/a
	Dame Vivienne Cox	–	–	–	–	–	–	n/a
	Asmita Dubey	–	–	–	–	–	–	n/a
	Deirdre Mahlan	80,000	–	–	–	80,000	239%	n/a
	Bryan Supran	50,000	–	–	–	50,000	n/a	n/a
	John Young	80,541	–	–	–	80,541	241%	n/a

Notes

1  Beneficial interest also includes shares held indirectly through Haleon ADSs and shares/ADSs held by connected persons.

2  Share ownership as % of 2022 salary/fee is based on the average share price between 18 July and 31 December 2022 of £2.84.

With the exception of 31,476 shares purchased by Sir Dave Lewis and 19,550 shares purchased by Marie-Anne Aymerich on 3 March 2023, there were no changes to Directors’ interests in ordinary shares or ADSs between 31 December 2022 and 10 March 2023 (being the latest practicable date).

104 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

Non-Executive Directors including the Chair are encouraged to build up a personal holding in the shares of the Company equal to the value of one year of their annual base fee. Executive Directors are required to build and maintain significant holdings of shares in Haleon over time (450% of salary for the CEO and 350% of salary for the CFO). Until these requirements have been met, Executive Directors are required to hold all Haleon shares acquired under the PSP and/or DABP (net of income tax and National Insurance contributions). Executive Directors are required to comply with shareholding requirements for two years after leaving the Company, at a level equal to the lower of their shareholding requirement immediately prior to departure or their actual shareholding on departure. During this period, former Executive Directors will be required to seek permission to deal from the Company Secretary.

Outstanding share options

The following table sets out the share options held by Executive Directors in the Haleon Share Save Plan as at the end of the period. No other Directors participated in any option scheme.

			Market	Exercise period		Number of options
	Date of grant	Exercise price	price at 31 Dec 2022	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
Tobias Hestler[1,2]	22 Dec 22	£2.2728	£3.2735	1 Feb 26	31 Jul 26	Nil	7,919[3]	Nil	Nil	Nil	Nil	7,919

Notes

1  No gain was made by Directors in 2022 on the exercise of these options.

2  No price was paid for the award of any option.

3  The total number of shares under option is calculated based on a three-year savings period with contributions of £500 per month. The exercise price represents a 20% discount from the share price at the time the invitations were sent to UK employees. The total face value of the award based on the share price on 31 December 2022 of £3.2735 is £7,925.

Additional disclosures

Further information is provided on compensation and interests of Directors and senior management. For the purpose of this disclosure this group includes the Executive and Non-Executive Directors and the Haleon Executive Team.

The following table sets out aggregate remuneration for this group for 2022.

2022 remuneration	£000
Total compensation paid	29,292
Aggregate increase in accrued pension benefits (net of inflation)	–
Aggregate payments to defined contribution schemes	1,316

During 2022, members of this group were awarded shares and ADSs under the Company’s share plans, as set out in the table below. To align the interests of senior management with those of shareholders, Executive Directors and Executive Team members are required to build and maintain significant holdings of shares in Haleon over time. Selected Executive Team members are required to hold shares to an equivalent multiple of three times their base salary.

	Awards		Dividend equivalents
	Shares	ADSs	Sharea	ADSs
Performance Share Plan	7,245,326	906,942	–	–
Share Value Plan[1]	169,252	106,845	–	–
Deferred Investment Awards[1,2]	618,528	–	–	–

Notes

1  Executive Directors are not eligible to receive Deferred Investment Awards or participate in the Share Value Plan.

2  Deferred Investment Award made in 2022 represents a conversion of the legacy GSK Deferred Investment Award into Haleon shares.

At 10 March 2023 (being the latest practicable date), this group and persons closely associated with them had the following interests in shares and ADSs of the Company. Interests awarded under the various share plans are described in Note 26 to the Financial Statements, ‘Employee share schemes’ on page 176.

Interests as at 10 March 2023	Shares	ADSs
Owned	522,896	219,021
Unexercised options	23,757	–
Deferred Annual Bonus Plan	–	–
Performance Share Plan	7,245,326	906,942
Share Value Plan[1]	169,252	106,845
Deferred Investment Awards[1,2]	618,528	–

Notes

1  Executive Directors are not eligible to receive Deferred Investment Awards or participate in the Share Value Plan.

2  Deferred Investment Award made in 2022 represents a conversion of the legacy GSK Deferred Investment Award into Haleon shares.

Directors’ Remuneration Report	Haleon Annual Report and Form 20-F 2022 105

Compliance with the UK Corporate Governance Code

[X-X].

We have completed a desktop analysis of our Scope 1 footprint and created a bespoke high-level decarbonisation route map for each site. From this, we have built a high-level investment plan for capital planning

In 2022, we achieved our target of using 100% renewable electricity across all of Haleon’s manufacturing sites (where we have operational control). This has been achieved through the procurement of renewable electricity via RECs, solar installation at 12 of our 24 sites and two flagship projects in North America. Where we have generated electricity on site, we have procured carbon offsets to cover the fossil fuels we have used. We have a small amount of municipal steam and minimal fugitive emissions remaining.

In 2020 we completed our Scope 3 baseline following GHG protocol and updated it in 2022. The result shows that in our first reporting year, our Scope 3 emissions from source to sale decreased marginally by 5,000 tonnes, a ~0% change. This, coupled with high growth and increased volumes shows we are starting to decouple business growth from Scope 3 emissions. To build on this our priority focus is on reducing carbon emissions from Purchased Goods and Services, which account for 56% of our total emissions. Our action plan includes working with third-party manufacturing organisations and critical raw and packaging materials suppliers to drive their transition to renewable electricity. Our medium-term

[xx], Haleon used three scenarios: one ‘high carbon’ (BAUl) and two low carbon’ (Consumer-led and Policy-led transition). Information on how our strategy and its resilience may be impacted by climate change is captured in the table above. The column ‘Potential impact’ explains scenarios and how our strategy may be affected. The column ‘How it is managed’ explains how resilient the strategy is and what solutions Haleon has. Haleon has decided to ‘explain’ our current position on this recommendation, for more information please see our ‘Compliance’ statement on page [xx].

The Board considers that the Company has complied fully with the provisions set out in the 2018 UK Corporate Governance Code (Code) for the period from 18 July 2022 to 31 December 2022.

The table below summarises how the principles of the Code have been applied throughout this period. It should be read in conjunction with the Strategic Report and Governance section, including the Directors’ Remuneration Report.

>>  See also our summary statement outlining differences between the Group’s UK corporate governance practices from those of US companies on page 221.

>>  The Code is published on the FRC website: www.frc.org.uk

Code principle	Page(s)
Board Leadership and company purpose
Following an internal effectiveness review, the Board was determined to have operated effectively, leveraging the diverse range of skills and experience of all Directors. Long-term sustainable success of the Company influences decision-making. The Board is mindful of the need to manage conflicts, particularly those that may arise from having Directors representing the controlling shareholder. Directors have recused themselves from certain Board discussions where appropriate during the period.	64,65,73,196
The Board has agreed the strategic direction of the Group and monitored the strategy, medium plans and evolution of the culture and values at its meetings since July 2022.	70
The Board monitors performance and KPIs through regular updates, presentations and deep dives into key areas. The Company’s controls and risk management processes are overseen by the Audit & Risk Committee.	70,77
Stakeholder engagement activities during the period include meetings with major institutional shareholders, shareholder representative bodies and employees (through the Workforce Engagement Director).	71,72
The Board received updates on policies and practices throughout the period. Any employee can raise matters of concern confidentially through the Speak Up programme which is overseen by the Audit & Risk Committee.	70,75
Division of responsibilities
The Chair, who was independent on appointment, has led the Board effectively during 2022 and ensured that appropriate onboarding programmes, governance frameworks and working practices were put in place and evolved.	64
There is an appropriate balance of Executive, Independent Non-Executive and Non-Executive Directors. There is a clear division of responsibilities between the Chair and the Chief Executive.	64,65,68,80
The Non-Executive Directors have diverse backgrounds and skillsets. The Board effectiveness review concluded that all Non-Executive Directors are effective and devote appropriate time to their duties. The Chair meets regularly with Non-Executive Directors without Executive Directors present.	64,65,73,80
The Chair and Company Secretary ensure the Board and its Committees receive timely, accurate and clear information.	68
Composition, success and evaluation
Appointments to the Board are led by the Nominations & Governance Committee save where Pfizer nominates non-executive directors under the relationship agreement. Directors are subject to annual re-election.	80
A Board skills matrix has been set up and is maintained by the Nominations & Governance Committee. The Committee reviews membership of Board Committees on a regular basis.	80
The Board effectiveness review concluded that the Board operates effectively. The Senior Independent Director led the review of the Chair’s performance.	73
Audit, risk and internal control
The Audit & Risk Committee is responsible for assessing the independence and effectiveness of the external auditors and the internal audit function. It has reviewed all of the Group’s published financial statements.	78
The Board is satisfied that the Annual Report, taken as a whole is fair, balanced and understandable. The viability and going concern statements specifically cover the Board’s assessment of the current and future prospects of the Group.	61,76,108,200
The Board and, as appropriate, the Audit & Risk Committee (in line with its terms of reference) has reviewed the principal risks, monitors risk appetite and oversees the internal control framework.	70,77
Remuneration
The Remuneration Committee has developed a policy on Executive Director remuneration which will be submitted to shareholders for approval at the AGM.	86
No Directors are involved in deciding their own remuneration outcomes. The Remuneration Committee followed a clear process while developing the Directors’ remuneration policy.	86
The Remuneration Committee exercises independent judgement and considers the application of discretion permitted when determining the outcome of performance-related Executive remuneration.	88,97

106 Haleon Annual Report and Form 20-F 2022	Corporate Governance

Strategic Report	Corporate Governance	Financial Statements	Other Information

Consolidated

Financial Statements

Edoardo

Quality Control Analyst

As a Quality Control Analyst, Edoardo ensures our Centrum multivitamin products meet Haleon’s quality standards at our Aprilia site, Italy. Centrum was originally developed in the 1950s to provide therapeutic levels of essential micronutrients for cancer patients. The first Centrum multivitamin was launched in 1978. Backed by over 40 years of nutritional science, Centrum is now the world’s no.1 multivitamin brand.

Centrum
MEN
MULTIGUMMIES
Centrum
WOMEN
MULTIGUMMIES

HALEON

Financial Statements	Haleon Annual Report and Form 20-F 2022 107

This page is intentionally left blank

108 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

This page is intentionally left blank

Haleon Annual Report and Form 20-F 2022 109

This page is intentionally left blank

110 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

This page is intentionally left blank

Haleon Annual Report and Form 20-F 2022 111

This page is intentionally left blank

112 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

This page is intentionally left blank

Haleon Annual Report and Form 20-F 2022 113

This page is intentionally left blank

114 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

This page is intentionally left blank

Haleon Annual Report and Form 20-F 2022 115

This page is intentionally left blank

116 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

This page is intentionally left blank

Haleon Annual Report and Form 20-F 2022 117

This page is intentionally left blank

118 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

This page is intentionally left blank

Haleon Annual Report and Form 20-F 2022 119

Report of Independent Registered
Public Accounting Firm

To the shareholders and the Board of Directors

Haleon plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Haleon plc and subsidiaries (the Company) as of December 31, 2022 and the related consolidated income statement, statement of comprehensive income, statement of changes in equity, and cash flow statement for the year ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and its financial performance and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment testing of Indefinite Life Brands

As disclosed in Notes 3 and 14 to the consolidated financial statements, at December 31, 2022, the Company’s balance sheet includes £19,333 million of indefinite useful life intangible assets related to its brands (Indefinite Life Brands). The Company performs impairment testing on an annual basis and whenever events or changes in circumstances indicate that a brand’s carrying value may exceeds its recoverable amounts. The recoverable amounts utilized in the impairment tests are estimated using a fair value less costs to sell model, which relies on certain assumptions and estimates. Key assumptions and estimates used by management in determining the recoverable amounts include revenue growth rates and discount rates.

We identified the impairment testing of Indefinite Life Brands as a critical audit matter. A high degree of challenging auditor judgment was required to evaluate the projected revenue growth rates and discount rates used to estimate the recoverable amounts of the brands. The revenue growth rates and discount rates included subjective determinations of future market and economic conditions that were sensitive to variation. Minor changes to assumptions used could have had a significant effect on the Company’s determination of the recoverable amounts. Additionally, specialized skills and knowledge were needed to evaluate the discount rates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the Indefinite Life Brands impairment process. This included controls over the development of the revenue growth rates and discount rates. We evaluated the revenue growth rates used in the Indefinite Life Brands impairment by:

-  comparing the Company’s historical forecasts to actual results to evaluate the Company’s historical ability to accurately forecast

-  comparing the Company’s historical results to the forecasts to evaluate the Company’s ability to accurately forecast

-  comparing the cash flow projections used in the impairment tests with available external industry data to assess the reasonableness of the assumptions used.

We involved valuation professionals with specialized skills and knowledge who assisted in evaluating the discount rates used in the impairment tests by comparing them to discount rates that were developed using publicly available market data, including that of comparable companies.

/s/KPMG LLP

We have served as the Company’s auditor since 2022.

New York, New York

March 20, 2023

120 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

Report of Independent Registered

Public Accounting Firm

To the shareholders and the Board of Directors of GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited and its subsidiaries (the “Company”) (predecessor to Haleon plc) as at December 31, 2021 the related consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity, and the consolidated cash flow statements, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Deloitte LLP

London, United Kingdom

11 March 2022 (20 March 2023 as to Note 11)

We began serving as the Company’s auditor in 2019. In 2022 we became the predecessor auditor.

Report of Independent Registered Public Accounting Firm	Haleon Annual Report and Form 20-F 2022 121

Consolidated income statement

for the year ended 31 December

	Note	2022 £m	2021 £m	2020 £m
Revenue	4	10,858	9,545	9,892
Cost of sales		(4,281)	(3,595)	(3,982)
Gross profit		6,577	5,950	5,910
Selling, general and administration		(4,483)	(4,086)	(4,220)
Research and development		(300)	(257)	(304)
Other operating income	5	31	31	212
Operating profit	6	1,825	1,638	1,598
Finance income	8	51	17	20
Finance expense	8	(258)	(19)	(27)
Net finance costs		(207)	(2)	(7)
Profit before tax		1,618	1,636	1,591
Income tax	9	(499)	(197)	(410)
Profit after tax for the year		1,119	1,439	1,181
Profit attributable to shareholders of the Group		1,060	1,390	1,145
Profit attributable to non-controlling interests		59	49	36
Basic earnings per share (pence)[1]	11	11.5	15.1	12.4
Diluted earnings per share (pence)[1]	11	11.5	15.1	12.4

1	Earnings per share calculation for the years ended 31 December 2021 and 31 December 2020 have been adjusted retrospectively as required by IAS 33 ‘Earnings per share’ due to the increase in the number of ordinary shares outstanding as a result of the demerger activities that took place in July 2022. Diluted earnings per share for the year ended 31 December 2022 has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potential dilutive shares. There were no dilutive equity instruments for the years ended 31 December 2021 and 31 December 2020.

122 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

Consolidated statement of comprehensive income

for the year ended 31 December

	2022 £m	2021 £m	2020 £m
Profit after tax for the year	1,119	1,439	1,181
Other comprehensive income/(expenses) for the year
Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets	598	(34)	(170)
Exchange movements on overseas net assets of non-controlling interests	(10)	–	1
Fair value movements on cash flow hedges	204	11	–
Reclassification of cash flow hedges to the income statement	(18)	–	–
Related tax on items that may be subsequently reclassified to the income statement[1]	(44)	(2)	–
Total	730	(25)	(169)
Items that will not be reclassified to income statement:
Remeasurement gains/(losses) on defined benefit plan	123	27	(13)
Related tax on items that will not be reclassified to the income statement	(29)	(12)	13
Total	94	15	–
Other comprehensive income/(expenses), net of tax for the year	824	(10)	(169)
Total comprehensive income, net of tax for the year	1,943	1,429	1,012
Total comprehensive income for the year attributable to:
Shareholders of the Group	1,894	1,380	975
Non-controlling interests	49	49	37
Total comprehensive income, net of tax for the year	1,943	1,429	1,012

1	Includes tax on fair value movements on cash flow hedges of £(48)m, netted off by tax on reclassification of cash flow hedges to the income statement of £4m.

Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 123

Consolidated balance sheet

as at 31 December

	Note	2022 £m	2021 £m
Non-current assets
Property, plant and equipment	12	1,757	1,563
Right of use assets	13	142	99
Intangible assets	14	28,436	27,195
Deferred tax assets	9	220	312
Post-employment benefit assets	20	25	11
Derivative financial instruments	25	44	12
Other non-current assets	16	132	8
Total non-current assets		30,756	29,200
Current assets
Inventories	15	1,348	951
Trade and other receivables	16	1,881	2,207
Loan amounts owing from related parties	24	–	1,508
Cash and cash equivalents	17	684	414
Derivative financial instruments	25	50	5
Current tax receivables		96	166
Total current assets		4,059	5,251
Total assets		34,815	34,451
Current liabilities
Short-term borrowings	19	(437)	(79)
Trade and other payables	18	(3,621)	(3,002)
Loan amounts owing to related parties	24	–	(825)
Derivative financial instruments	25	(31)	(18)
Current tax payables		(210)	(202)
Short-term provisions	21	(71)	(112)
Total current liabilities		(4,370)	(4,238)
Non-current liabilities
Long-term borrowings	19	(10,003)	(87)
Deferred tax liabilities	9	(3,601)	(3,357)
Post-employment benefit obligations	20	(161)	(253)
Derivative financial instruments	25	(175)	(1)
Long-term provisions	21	(26)	(27)
Other non-current liabilities		(22)	(8)
Total non-current liabilities		(13,988)	(3,733)
Total liabilities		(18,358)	(7,971)
Net assets		16,457	26,480
Equity
Share capital	23	92	1
Share premium	23	–	–
Other reserves	23	(11,537)	(11,632)
Translation reserve	23	1,046	448
Retained earnings		26,730	37,538
Shareholders’ equity		16,331	26,355
Non-controlling interests		126	125
Total equity		16,457	26,480

The financial statements on pages 122 to 186 were approved by the Board of Directors and signed on its behalf by:

Tobias Hestler,

Chief Financial Officer

20 March 2023

124 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

Consolidated statement of changes in equity

for the year ended 31 December

	Note	Share capital £m	Share premium £m	Other reserves £m	Translation reserve £m	Retained earnings £m	Shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 1 January 2022		1	–	(11,632)	448	37,538	26,355	125	26,480
Profit after tax		–	–	–	–	1,060	1,060	59	1,119
Other comprehensive income/(expenses)		–	–	142	598	94	834	(10)	824
Total comprehensive income		–	–	142	598	1,154	1,894	49	1,943
Issue of share capital of the former ultimate holding company	23	21,758	–	–	–	–	21,758	–	21,758
Capital reduction of the former ultimate holding company	23	(21,758)	–	–	–	–	(21,758)	–	(21,758)
Transactions between the former ultimate holding company and equity shareholder[1]	23	–	70	–	–	–	70	–	70
Effect of change of ultimate holding company	23	(1)	(70)	(47)	–	–	(118)	–	(118)
Transactions with equity shareholders[1]	23	–	–	–	–	(47)	(47)	–	(47)
Distributions to non-controlling interests		–	–	–	–	–	–	(48)	(48)
Dividends to equity shareholders[1]	10	–	–	–	–	(11,930)	(11,930)	–	(11,930)
Issue of share capital	23	11,543	10,607	–	–	–	22,150	–	22,150
Capital reduction	23	(11,451)	(10,607)	–	–	–	(22,058)	–	(22,058)
Share-based incentive plans	26	–	–	–	–	15	15	–	15
At 31 December 2022		92	–	(11,537)	1,046	26,730	16,331	126	16,457

	Note	Share capital £m	Share premium £m	Other reserves £m	Translation reserve £m	Retained earnings £m	Shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 1 January 2021		1	–	(11,652)	482	37,281	26,112	111	26,223
Profit after tax		–	–	–	–	1,390	1,390	49	1,439
Other comprehensive income/(expenses)		–	–	9	(34)	15	(10)	–	(10)
Total comprehensive income/(expenses)		–	–	9	(34)	1,405	1,380	49	1,429
Contribution from parent	23	–	–	11	–	–	11	–	11
Distributions to non-controlling interests		–	–	–	–	–	–	(35)	(35)
Dividends to equity shareholders[1]	10	–	–	–	–	(1,148)	(1,148)	–	(1,148)
At 31 December 2021		1	–	(11,632)	448	37,538	26,355	125	26,480

	Note	Share capital £m	Share premium £m	Other reserves £m	Translation reserve £m	Retained earnings £m	Shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 1 January 2020		1	20,842	1,372	652	4,454	27,321	91	27,412
Profit after tax		–	–	–	–	1,145	1,145	36	1,181
Other comprehensive (expenses)/income		–	–	–	(170)	–	(170)	1	(169)
Total comprehensive (expenses)/income		–	–	–	(170)	1,145	975	37	1,012
Issue of share capital	23	13,166	–	(13,166)	–	–	–	–	–
Capital reduction	23	(13,166)	(20,842)	(45)	–	34,053	–	–	–
Contribution (non-cash) from parent	23	–	–	187	–	–	187	–	187
Acquisition of non-controlling interests	27	–	–	–	–	–	–	14	14
Distributions to non-controlling interests		–	–	–	–	–	–	(31)	(31)
Dividends to equity shareholders[1]	10	–	–	–	–	(2,371)	(2,371)	–	(2,371)
At 31 December 2020		1	–	(11,652)	482	37,281	26,112	111	26,223

1	Equity shareholders refer to GSK and Pfizer, which held equity interests of 68% and 32% in the Group respectively prior to the demerger as described in Note 1.

Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 125

Consolidated cash flow statement

for the year ended 31 December

	Note	2022 £m	2021 £m	2020 £m
Cash flows from operating activities
Profit after tax		1,119	1,439	1,181
Taxation charge		499	197	410
Net finance costs		207	2	7
Depreciation of property, plant and equipment and right of use assets		180	174	215
Amortisation of intangible assets		107	94	90
Impairment and assets written off, net of reversals		143	1	88
Gain on sale of intangible assets, property, plant and equipment and businesses		(30)	(31)	(209)
Fair value adjustment from Pfizer Transaction		–	–	91
Other non-cash movements		24	(22)	100
Decrease in pension and other provisions		(43)	(36)	(27)
Changes in working capital:
(Increase)/decrease in inventories		(292)	(17)	130
(Increase)/decrease in trade receivables		(85)	14	18
Increase in trade payables		387	41	140
Net change in other receivables and payables		171	(190)	(273)
Taxation paid		(324)	(310)	(554)
Net cash inflow from operating activities		2,063	1,356	1,407
Cash flows from investing activities
Purchase of property, plant and equipment		(304)	(228)	(222)
Proceeds from sale of property, plant, and equipment		–	12	6
Purchase of intangible assets		(24)	(70)	(96)
Proceeds from sale of intangible assets		36	137	924
Purchase of business, net of cash acquired	27	–	–	20
Proceeds from sale of businesses	27	–	–	221
Loans to related parties	24	(9,211)	–	–
Proceeds from settlement of amounts invested with GSK finance companies	24	700	100	158
Interest received		19	16	19
Net cash (outflow)/inflow from investing activities		(8,784)	(33)	1,030
Cash flows from financing activities
Payment of lease liabilities		(45)	(38)	(44)
Interest paid		(163)	(15)	(19)
Dividends paid to shareholders		(2,682)	(1,148)	(2,371)
Distributions to non-controlling interests		(48)	(35)	(31)
Contribution from parent		18	4	–
Repayment of borrowings	19	(1,518)	–	(10)
Proceeds from borrowings	19	11,004	8	38
Other financing cash flows		345	(12)	–
Net cash inflow/(outflow) from financing activities		6,911	(1,236)	(2,437)
Increase in cash and cash equivalents and bank overdrafts		190	87	–
Cash and cash equivalents and bank overdrafts at the beginning of the year		406	323	329
Exchange adjustments		15	(4)	(6)
Increase in cash and cash equivalents and bank overdrafts		190	87	–
Cash and cash equivalents and bank overdrafts at the end of the year		611	406	323
Cash and cash equivalents and bank overdrafts at the end of the year comprise:
Cash and cash equivalents	17	684	414	333
Overdrafts		(73)	(8)	(10)
Cash and cash equivalents and bank overdrafts at the end of the year		611	406	323

126 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

Notes to the Consolidated Financial Statements

1. General information

Haleon plc (the Company) and its subsidiary undertakings (collectively, the Group) is a global leader in consumer health, with brands trusted by millions of consumers globally. Haleon’s product portfolio spans five major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Other. Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

Haleon is a public company limited by shares, incorporated under the laws of England and Wales with registered number of 13691224. The Company has ordinary shares with a nominal value of £0.01 per share. The Group’s shares are listed and traded on the London Stock Exchange (LSE) with American Depositary Shares (ADSs) listed on the New York Stock Exchange (NYSE) (LSE/NYSE: HLN). The registered address of the Company is Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, United Kingdom.

Basis of preparation

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB IFRS), including interpretations issued by the IFRS Interpretations Committee (IFRIC) and International Financial Reporting Standards as adopted by the United Kingdom (UK IFRS) (together IFRS) and the Companies Act 2006. IFRS as adopted by the UK differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s Consolidated Financial Statements for the years presented.

Until July 2022, GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited (CHHL2), the former ultimate holding company of the Group and the accounting predecessor was jointly owned by GSK plc and its subsidiaries which held the majority controlling equity interest of 68%, and Pfizer Inc. and its subsidiaries which held a non-controlling equity interest of 32%. In July 2022, following the execution of a series of legal acts and contractual arrangements, including the spin-off to the shareholder of GSK, the Company was established to succeed CHHL2 as the new ultimate holding company of the Group, with 55% of its equity interest held by the shareholders of GSK, 32% of its equity interest held by Pfizer and 13% of its equity interest held by GSK. This corporate restructuring was contemplated and executed as one single economic event yet sequenced via multiple legal proceedings and activities. Management concluded that the predecessor (carryover) basis of accounting is appropriate because the corporate restructuring was instigated by GSK and its shareholders without the involvement of outside third parties or new investors.

The initial set of Consolidated Financial Statements have been prepared as if the Group had been in existence throughout all the periods presented by applying the principles of predecessor accounting in accordance with SEC Regulation C Rule 405 and IFRS although the actual legal transaction and corporate reorganisation occurred in July 2022. There was no economic change or event impacting the reporting entity because the business activities of the predecessor and successor remained identical and only the legal form and ownership allocation has changed. Refer to Note 23 ‘Share capital, share premium and other reserves’ for further details about this transaction.

Accounting convention

The Consolidated Financial Statements are prepared on a historical cost basis unless otherwise indicated. The Consolidated Financial Statements are presented in Pound Sterling (GBP, £), the functional currency of the Company and presentation currency of the Group, and all values are denominated in millions of GBP (£m or £ million) unless stated otherwise.

Financial period

These Consolidated Financial Statements cover the financial year from 1 January 2022 to 31 December 2022, with comparative figures for the financial years from 1 January 2021 to 31 December 2021 and from 1 January 2020 to 31 December 2020.

Going concern

The Directors have reviewed the Group’s cash flow forecasts, financial position and exposure to principal risks and have formed the view that the Group will generate sufficient cash to meet its ongoing requirements for at least 12 months from the date the financial statements have been authorised. At 31 December 2022, the Group had cash and cash equivalents, net of bank overdrafts, of £611m and undrawn credit facilities of $1.4bn and £1bn with initial maturity dates of September 2023 and September 2025, respectively. As a result, the Directors believe that it is appropriate to adopt the going concern basis of accounting in preparing the Group’s Consolidated Financial Statements.

Basis of consolidation

Entities over which the Group has the power to direct the relevant activities so as to affect the returns to the Group, generally through control over the financial and operating policies from either voting or contractual rights, are accounted for as subsidiaries. Interests acquired in entities are consolidated from the date the Group acquires control and interests sold are deconsolidated from the date control ceases.

Where, as part of a business combination, the Group is not able to exercise control over a particular operation due to the existence of legal or other restrictions, the associated assets and liabilities are not consolidated, and a financial asset or liability is recognised for the economic benefit or obligation to be received under the contribution agreement. The assets and liabilities are consolidated, and the associated financial asset or liability derecognised, on the date at which the Group is able to exercise control over these operations.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 127

Notes to the Consolidated Financial Statements continued

Transactions and balances between subsidiaries are eliminated and no profit before tax is recognised on sales between subsidiaries until the products are sold to customers outside the Group. Transactions with non-controlling interests are recorded directly in equity. Deferred tax relief on unrealised intra-group profit is accounted for only to the extent that it is considered recoverable. Refer to Note 30 ‘Subsidiaries’ for a list of the Group’s subsidiary undertakings.

Foreign currencies

The Consolidated Financial Statements are presented in GBP, which is also the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Foreign currency transactions in individual Group companies are translated into functional currency using exchange rates at the date of the transaction. Foreign exchange gains and losses from settlement of these transactions, and from translation of monetary assets and liabilities at the rates prevailing on the reporting period date, are recognised in the income statement except when deferred in equity as qualifying hedges. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was measured. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated.

In preparing the Consolidated Financial Statements, the balances in individual Group companies are translated from their functional currency into GBP. The income statement, the cash flow statement and all other movements in assets and liabilities are translated at average rates of exchange as a proxy for the transaction rate, or at the transaction rate itself if more appropriate. Assets and liabilities are translated at the rates prevailing on the reporting period date.

The effect of exchange rate differences during the year on net assets of foreign operations is recorded in equity.

The Group applies hedge accounting to certain exchange differences arising between the functional currencies of a foreign operation and the functional currency of the parent entity, regardless of whether the net investment is held directly or through an intermediate parent. Differences arising on retranslation of a financial liability designated as a foreign currency net investment hedge are recorded in other comprehensive income/(expenses) and accumulated in equity to the extent that the hedge is effective, which may be subsequently reclassified to the consolidated income statement. These differences are reported within profit or loss to the extent that the hedge is ineffective. Gains and losses on the hedging instrument accumulated in equity are reclassified to profit or loss on the disposal or partial disposal of the foreign operation.

The currencies which most influenced these translations and the relevant exchange rates were:

	Average rates			Year end rates
	2022	2021	2020	2022	2021	2020
USD/£	1.24	1.38	1.29	1.20	1.35	1.36
Euro/£	1.17	1.16	1.13	1.13	1.19	1.11
Swiss Franc/£	1.18	1.25	1.21	1.11	1.23	1.20
CNY/£	8.31	8.86	8.91	8.31	8.56	8.93

Climate change

In preparing these Consolidated Financial Statements we have considered the impact of climate change on the current valuation of our assets and liabilities. The Group does not believe that there is a material impact on the financial reporting judgements and estimates arising from climate change and as a result the valuation of our assets and liabilities has not been significantly impacted by these risks as at 31 December 2022. In concluding, we specifically considered the impact of climate change on the growth rates and projected cash flows as part of our goodwill and brand impairment testing (refer to Note 14 ‘Intangible assets’) and the Group’s going concern assessment.

128 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

2. Accounting policies

The accounting policies adopted are the same as those which were applied for the previous financial year except as set out below under the heading ‘Recent accounting developments’.

Where an accounting policy is generally applicable to a specific note to the Consolidated Financial Statements, the policy is described within that note.

The accounting policies below have been applied throughout the Consolidated Financial Statements and apply to the financial statements as a whole.

Revenue

The Group receives revenue for supply of goods to external customers against orders received. The majority of contracts that the Group enters into relate to sales orders containing single performance obligations for the delivery of consumer health products.

Product revenue is recognised when control of the goods is passed to the customer. The point at which control passes is determined by each customer arrangement, but generally occurs on delivery to the customer.

Revenue represents net invoice value (i.e., list price after the deduction of discounts, pricing allowances, customer incentives, promotional rebates and coupons). Revenue includes fixed and variable consideration.

Variable consideration arises on the sale of goods as a result of discounts and allowances given and accruals for estimated future returns and rebates. Discounts can either be on-invoice or off-invoice whilst allowances and rebates are generally off-invoice. The discounts, allowances and promotional rebates are recognised as a deduction from revenue at the time that the related revenue is recognised or when the Group has committed to pay the consideration, whichever is later. Variable consideration is not included in the transaction price until it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur.

The methodology and assumptions used to estimate returns and rebates are monitored and adjusted regularly in light of contractual and legal obligations, historical trends, past experience and projected market conditions. Once the uncertainty associated with the returns and rebates is resolved, revenue is adjusted accordingly. The differences between actual amounts settled and the estimated accrued amounts are recognised as a change in management estimate in the subsequent reporting period. The assumptions used in estimation are based on known facts with a high level of accuracy. In addition, the Group’s promotional programmes are typically short-term in nature resulting in lower inherent estimation uncertainty.

Some contracts for the sale of consumer health products provide customers with a right to return the goods within a specified period. A refund liability is recognised for the goods that are expected to be returned (i.e., the amount not included in the transaction price). A right of return asset (and the corresponding adjustment to cost of sales) is also recognised for the right to recover the goods from the customer. The Group uses the most likely amount method to estimate the variable consideration in contracts with a right to return.

The Group also provides retrospective volume rebates to certain customers once the products purchased during the period exceed the threshold specified in the contract. A refund liability is recognised for the expected future rebates (i.e., the amount not included in the transaction price). The Group applies the most likely amount method to estimate the variable consideration in the contract related to rebates. Volume rebates and refund liabilities are recognised in trade and other payables.

The Group has elected to apply the practical expedient not to disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as at the end of the reporting period.

Research and development

Research and development (R&D) expenditure is charged to the income statement in the period in which it is incurred. R&D expenditure comprises expenditure that is directly attributable to the research and development of new products or variants, including the costs attributable to the generation or improvement of intellectual property and product registrations, depreciation and amortisation of equipment, real estate and IT assets used by the R&D function.

Recent accounting developments

All new standards or amendments to standards that have been issued by the IASB and were effective from 1 January 2022 were not material to the Group.

All new accounting standards, amendments to accounting standards and interpretations that have been published by the IASB and are not effective for 31 December 2022 reporting period, have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the Group in the current or future reporting periods.

IFRS 17 ‘Insurance Contracts’ has been released but is not yet adopted by the Group. The standard is effective for the year ended 31 December 2023 and introduces a new model for accounting for insurance contracts. We have reviewed existing arrangements and concluded that IFRS 17 is not expected to be material for the Group.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 129

Notes to the Consolidated Financial Statements continued

3. Critical accounting judgements and key sources of estimation uncertainty

In preparing the Consolidated Financial Statements, management is required to make judgements about when or how items should be recognised in the Consolidated Financial Statements and estimates and assumptions that affect the amounts of assets, liabilities, income and expenses reported in the Consolidated Financial Statements. Actual amounts and results could differ from those estimates.

There are no critical accounting judgements. The following are the key sources of estimation uncertainty.

Key sources of estimation uncertainty

Indefinite life brands

Estimation of the recoverable amount of indefinite life brands requires significant estimates of the value of each brand. The Group tests at least annually whether indefinite life brands have suffered an impairment. The recoverable amounts of indefinite life brands are estimated using the fair value less costs to sell methodology. These calculations use management’s estimates consistent with current budgets and plans that have been formally approved, assumptions of market participants and are based on discounted cash flow forecasts using estimated long-term growth rates. Refer to Note 14 ‘Intangible assets’ for further details about the Group’s indefinite life brands and sensitivity analysis of Preparation H.

Legal and other disputes

Management makes a judgement of whether it is remote, possible or probable that an outflow will be required to settle legal obligations. To the extent that the potential outflow is assessed as possible but not probable or insufficient information is available to make a judgement on whether a potential outflow is probable, no provision is made and disclosure related to the claim is provided.

For legal obligations that are assessed as leading to a probable outflow and sufficient information is available, the estimated provisions take into account the specific circumstances of each dispute and relevant external advice, are inherently judgemental and could change substantially over time as each dispute progresses and new facts emerge. Management, having taken legal advice, has established provisions after taking into account the relevant facts and circumstances of each matter and in accordance with accounting requirements.

The Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, or practicable to give a meaningful range of outcomes that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be provided, but no provision would be made and no contingent liability can be quantified. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations, and possible settlement negotiations. The position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial statements by a material amount. Refer to Note 22 ‘Contingent liabilities and commitments’ for further details about the Group’s legal matters.

Taxation

Where it is considered that a dispute with tax authorities may arise, or where a dispute is already ongoing management makes a judgement of whether there is sufficient information to be able to make a reliable estimate of the outcome of the dispute. The Group is subject to taxation in the many countries in which it operates. The tax legislation of these countries differs, is often complex and is subject to interpretation by management and the government authorities. These matters of judgement give rise to the need to create provisions for tax payments that may arise in future years. Provisions are made against exposures and take into account the specific circumstances of each case, including the strength of technical arguments, recent case law decisions or rulings on similar issues and relevant external advice.

If sufficient information is available, in estimating a potential tax liability, the Group applies a risk-based approach to determine the transactions most likely to be subject to challenge. This assumes that the relevant tax authority will review and have full knowledge of all the relevant information, and the probability that the Group would be able to obtain compensatory adjustments under international tax treaties. These estimates consider the specific circumstances of each dispute and relevant external advice, are inherently judgemental and could change substantially over time as each dispute progresses and new facts emerge. Refer to Note 9 ‘Taxation’ for further details about the Group’s taxes.

4. Segment information

The Group is organised into business units based on geographical areas and has three reportable segments:

–  North America

–  Europe, Middle East, Africa and Latin America (EMEA and LatAm)

–  Asia Pacific (APAC)

No operating segments have been aggregated to form the above reportable operating segments.

130 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

The Group’s Commercial Operations Board, which consists of the Group’s CEO, CFO and other members of the senior leadership, is the Chief Operating Decision Maker (CODM) who monitors the operating results of the Group’s reportable segments separately for the purpose of making decisions about resource allocation and performance assessment. The CODM uses a measure of Adjusted operating profit to assess the performance of the reportable segments. Adjusted operating profit is defined as operating profit less net intangible amortisation and impairment of brands, licences, and patents, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others. The CODM does not review IFRS operating profit or total assets on a segment basis.

The composition of these geographical segments is reviewed on an annual basis. Analysis of revenue and Adjusted operating profit by geographical segment is included below:

Revenue by segment

	2022 £m	2021 £m	2020 £m
North America	4,116	3,525	3,779
EMEA and LatAm	4,270	3,877	4,059
APAC	2,472	2,143	2,054
Group revenue	10,858	9,545	9,892

Adjusted operating profit by segment

	2022 £m	2021 £m	2020 £m
Group operating profit	1,825	1,638	1,598
Reconciling items between Group operating profit and Group Adjusted operating profit[1]	647	534	476
Total	2,472	2,172	2,074

North America	1,070	828	897
EMEA and LatAm	977	960	857
APAC	506	461	377
Corporate and other unallocated	(81)	(77)	(57)
Total	2,472	2,172	2,074

1  The reconciling items above include:

a)  Net amortisation and impairment of intangible assets of £172m (2021: £16m, 2020: £97m): Amortisation and impairment of intangible assets, excluding computer software and impairment of goodwill net of reversals of impairment.

b)  Restructuring costs of £41m (2021: £195m, 2020: £411m): Expenses related to business transformation activities where the plans are sufficiently detailed and well advanced, and where a valid expectation to those affected has been created.

c)  Transaction related costs of £8m (2021: £nil, 2020: £91m): Costs related to acquisition of a manufacturing site, in 2020 costs related to the unwind of uplift in fair value of inventory arising from the Pfizer Transaction.

d)  Separation and admission costs of £411m (2021: £278m, 2020: £66m): Costs incurred in relation to and in connection with separation and listing of the Group as a standalone business.

e)  Disposals and others of £15m (2021: £45m, 2020: £(189)m): Gains and losses on disposals of assets and businesses, tax indemnities related to business combinations and other items including litigation.

The primary products sold by each of the reportable segments consist of Oral Health, Vitamin, Minerals and Supplements, Pain Relief, Respiratory Health, Digestive Health and Other products and the product portfolio is consistent across the reportable segments. Analysis of revenue by product category is included below:

Revenue by product category

	2022 £m	2021 £m	2020 £m
Oral Health	2,957	2,724	2,745
Vitamins, Minerals and Supplements	1,675	1,501	1,494
Pain Relief	2,551	2,237	2,192
Respiratory Health	1,579	1,132	1,298
Digestive Health and Other	2,096	1,951	2,163
Group revenue	10,858	9,545	9,892

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 131

Notes to the Consolidated Financial Statements continued

Revenue attributable to the country of domicile and foreign countries with the most significant contribution to the Group’s revenue are included below:

Revenue by geography

	2022 £m	2021 £m	2020 £m
UK	348	327	374
US & Puerto Rico	3,692	3,187	3,414
China	907	801	700
Rest of the World	5,911	5,230	5,404
Group revenue	10,858	9,545	9,892

Other segmental information

	North America £m	EMEA and LatAm £m	APAC £m	Other reconciling items £m	Total £m
Year ended 31 December 2022
Impairment charges	2	7	1	133	143
Impairment reversal	–	–	–	–	–

Year ended 31 December 2021
Impairment charges	5	5	2	25	37
Impairment reversal	–	–	–	(48)	(48)

Year ended 31 December 2020
Impairment charges	6	10	6	68	90
Impairment reversal	–	–	–	(21)	(21)

Non-current assets attributable to the country of domicile and all foreign countries with assets greater than 10% are included below:

	2022 £m	2021 £m	2020 £m
UK	440	430	410
US & Puerto Rico	8,519	7,884	7,827
Rest of the World	21,508	20,551	20,593
Non-current assets	30,467	28,865	28,830

Non-current assets by location excludes derivatives, deferred tax assets and post-retirement benefit assets.

132 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

5. Other operating income

Other operating income includes income and expense from all other operating activities which are not related to the ordinary course of business of the Group, such as gains/losses from disposals and transaction-related costs.

Included in other operating income, the Group recognised a £24m gain on the disposal of the Polocard brand, a product sold in Poland. In 2021 and 2020, the Group recognised a net gain on disposals of intangible assets and businesses of £31m and £212m, respectively, which included divestments of Transderm Scop, Acne-Aid, Baldriparan, Breathe Right, Physiogel, Coldrex, Venoruton, intellectual property rights of Horlicks and Thermacare.

6. Operating profit

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. A&P expenditure is charged to the income statement as incurred. Shipment costs on intercompany transfers are charged to cost of sales, distribution costs on sales to customers are included in selling, general and administration (SG&A) expenditure.

Key expenses included in operating profit

	2022 £m	2021 £m	2020 £m
Advertising and promotion[1]	2,026	1,941	2,013
Distribution costs[1]	237	209	226
Separation and admission costs[1]	411	278	66
Restructuring costs	41	195	411

1  Reported within selling, general and administration expense.

Separation and admission costs represent costs incurred in relation to and in connection with the separation and listing of the Group as a standalone business in 2022.

Restructuring costs

Restructuring costs are recognised and provided for, where appropriate, in respect of the direct expenditure of a business reorganisation where the plans are sufficiently detailed and well advanced, and where a valid expectation to those affected has been created by either starting to implement the restructuring plans or announcing its main features. Restructuring costs are those mainly related to specific Board-approved restructuring programmes, including integration costs following material acquisitions, which are structural in nature and significant in scale.

Restructuring costs include severance and other personnel costs, professional fees, impairments of assets, and other related items.

Restructuring costs in 2022, 2021 and 2020 mainly relate to activities aiming to generate synergies from the integration of the Pfizer Group’s Consumer Healthcare business into the Group’s business, following the Pfizer Transaction completed on 31 July 2019. Refer to Note 21 ‘Provisions’ for further details about the Group’s provisions.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 133

Notes to the Consolidated Financial Statements continued

A breakdown of the restructuring costs is included below:

	2022 £m	2021 £m	2020 £m
Cost of sales	19	44	89
Selling, general and administration, and other operating expenses	25	150	314
Research and development	(3)	1	8
Total	41	195	411

	2022 £m	2021 £m	2020 £m
Cash	39	175	336
Non-cash	2	20	75
Total	41	195	411

Fees payable to the Group’s auditors (and their associates) included in operating profit

In light of UK and US rules on audit firm independence, following the demerger, and for the period ended 31 December 2022, the Group had two external auditors. Deloitte LLP was engaged in respect of the statutory audit of the financial statements of the Group’s parent company and its subsidiaries in accordance with International Standards of Auditing (UK ISAs). KPMG LLP was appointed to conduct an audit of the Group’s financial statements under the rules and standards of the US Securities and Exchange Commission (SEC) and the US Public Company Accounting Oversight Board (PCAOB) standards. A fee breakdown for each firm is shown in the following table:

		2022 £m	2021 £m	2020 £m
Deloitte LLP	Audit of Parent Company and Consolidated Financial Statements[1]	10	5	5
	Audit of the Company’s subsidiaries	5	6	6
	Audit services	15	11	11
	Other assurance services[2]	6	2	–
Total		21	13	11
KPMG LLP	Audit of Group Consolidated Financial Statements	14	–	–
	Audit services	14	–	–
	Other services[3]	3	–	–
Total		17	–	–

1  Includes £nil (2021: £0.9m, 2020: £nil) in relation to incremental audit work performed for audit opinions issued in compliance with PCAOB auditing standards in preparation for the proposed separation of the Group from GSK.

2  Includes £3m (2021: £2.4m, 2020 £nil) in relation to reporting accountant work performed in preparation for the proposed separation of the Group from GSK.

3  Other services provided by KPMG relate to permissible tax compliance and advisory services (£2.5m), other audit-related services (£0.3m) and other services (£0.2m).

134 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

7. Employees and remuneration of key management personnel

Employees

The average number of employees by individual geographical segment and the Group’s total employment costs are included below.

Average number of employees

	2022 '000	2021 '000	2020 '000
North America	5	6	5
EMEA and LatAm	10	12	11
APAC	6	5	6
Total	21	23	22

Aggregate remuneration of all employees including Directors

	2022 £m	2021 £m	2020 £m
Wages and salaries	1,534	1,287	1,362
Social security costs	163	147	151
Pension and other post-employment costs (Note 20)	52	30	30
Share-based incentive plans (Note 26)	78	59	63
Severance costs from integration and restructuring activities	8	95	77
Total	1,835	1,618	1,683

Remuneration of key management personnel

Key management personnel comprises the Executive Board members and the Executive Team. The compensation of key management personnel in respect of their services to the Group in aggregate was as follows:

Remuneration of key management personnel

	2022 £m	2021 £m	2020 £m
Wages and salaries	18	12	14
Social security costs	1	1	1
Pension and other post-employment costs	1	2	1
Share-based incentive plans	9	7	8
Total	29	22	24

Directors’ remuneration

In the prior year, two of GSK nominated Directors for the year ended 31 December 2021 and three of GSK nominated Directors for the year ended 31 December 2020 had responsibility for managing the Consumer Healthcare business and also undertook a variety of work relating to the wider GSK. It is not deemed practical to make an apportionment of remuneration for the Company. The remainder were remunerated as Executives of GSK or Pfizer and received no remuneration in respect of their services to the Company.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 135

Notes to the Consolidated Financial Statements continued

8. Net finance costs

Net finance costs comprise finance expense and finance income. Finance income includes income on cash and cash equivalents and income on other financial assets. Finance expense includes interest costs in relation to financial liabilities including interest on bonds and lease liabilities, which represents the unwind of the discount rate applied to lease liabilities. Borrowing costs are recognised based on the effective interest method.

Net finance costs

	2022 £m	2021 £m	2020 £m
Interest income on financial assets at amortised cost:
Other receivables	38	10	12
Cash and cash equivalents	18	3	2
Financial assets measured at fair value through profit or loss	(5)	4	4
Net gains and losses arising from:
Financial instruments mandatorily measured at fair value through profit or loss	208	(35)	(27)
Retranslation of loans and bonds	(208)	35	29
Total	51	17	20

	2022 £m	2021 £m	2020 £m
Interest expense arising on:
Financial liabilities at amortised cost	(274)	(7)	(8)
Derivatives at fair value through profit or loss	6	(5)	(7)
Reclassification of hedges from other comprehensive income	18	–	–
Finance expense arising on lease liabilities	(4)	(4)	(7)
Other finance expense	(4)	(3)	(5)
Total	(258)	(19)	(27)

9. Taxation

Income tax

Income tax expense represents the sum of the current and deferred taxes.

Current tax payable or recoverable is based on taxable profit for the year, and any adjustments in respect of prior periods. Taxable profit differs from profit as reported in the income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The amount of current tax payable or receivable is the best estimate of the amount expected to be paid to, or received from, tax authorities. It is calculated using tax rates and laws that have been substantively enacted at the reporting date.

Tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they either relate to income taxes levied by the same taxation authority on either the same taxable entity or on different taxable entities which intend to settle the current tax assets and liabilities on a net basis.

Tax is charged or credited to the income statement, except when it relates to items charged or credited to other comprehensive income/(expense) or directly to equity, in which case the tax is recognised in other comprehensive income/(expense) or in equity.

The Group recognises provisions for uncertain tax positions when it is probable that a tax authority would not accept an uncertain tax treatment. This is done by assuming the tax authority will examine all the amounts and would have full knowledge of all related information when making those examinations. Uncertain tax positions are assessed and measured on an issue by issue basis within the jurisdictions that we operate either using management’s estimate of the most likely outcome where the issues are binary, or the expected value approach where the issues have a range of possible outcomes.

Where open tax matters exist, the ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of negotiations with the relevant tax authorities or, if necessary, litigation proceedings. At 31 December 2022, the Group had recognised provisions of £159m in respect of such uncertain tax positions (2021: £150m and 2020: £124m). Due to the number of uncertain tax positions held and the number of jurisdictions to which these relate, it is not practicable to give meaningful sensitivity estimates.

The Group recognises interest on late paid taxes as part of financing costs, and any penalties, if applicable, as part of the income tax expense.

136 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

Tax charged to the income statement

The major components of income tax expense are:

Taxation charge/(credit) based on profits for the period

	2022 £m	2021 £m	2020 £m
Current year charge	412	361	540
Charge in respect of prior periods	25	(50)	11
Total current taxation	437	311	551
Total deferred taxation	62	(114)	(141)
Total	499	197	410

The tax charge on the Group’s profit for the year can be reconciled from the standard rate of corporation tax in the UK of 19% as follows:

Reconciliation of the taxation rate on the Group profits

	2022 £m	2021 £m	2020 £m
Profit before tax	1,618	1,636	1,591
UK statutory rate of taxation of 19%	307	311	302
Differences in overseas taxation rates	72	105	124
Benefit of substance-based tax rulings	(15)	(18)	(70)
R&D tax credits	(3)	(2)	(2)
Tax losses not recognised	1	3	8
Permanent differences on disposals, acquisitions and transfers	–	(164)	(20)
Items non-deductible/taxable for tax purposes	56	3	25
Re-assessment of prior year estimates	5	(70)	19
Changes in tax rates	76	29	24
Total tax charge	499	197	410

The Group has a substantial business presence in many countries around the world. The effect of overseas tax rates represents the tax impact on profits arising outside the UK that are then taxed at rates different to the statutory rate in the UK.

This impact of higher tax rates incurred overseas was partially offset by the beneficial incentives offered in certain countries.

The tax effect of disposals, acquisitions and transfers can vary from the accounting profit or loss that arises. The amount recorded in 2021 reflects a tax credit related to an uplift of the tax basis of certain intra-group brand transfers.

In 2022, the costs associated with the listing of the Company on the LSE and NYSE as part of the demerger have been treated as not deductible for tax purposes.

The re-assessment of prior year estimates includes settlements reached following conclusion of tax authority review and differences between final tax return submissions and liabilities accrued in these financial statements. This includes adjustments for both current and deferred tax.

The impact of changes in tax rates results from the revaluation of temporary differences due to new tax rates coming into force. In 2022, this primarily relates to the different blend of state taxes applicable to the Group’s operations in the US, which is higher than that which previously applied when reported and taxed as part of GSK’s combined US business. In 2021, this was a result of the substantive enactment of the increase in the UK corporation tax rate from 19% to 25%, whilst in 2020 this was a result of the repeal of the previously legislated reduction in the UK corporation tax rate to 17% resulting in the existing 19% rate being maintained.

Future tax charges, and therefore the effective tax rate, may be affected by factors such as acquisitions, disposals, restructurings, the location of research and development activity, tax regime reforms, agreements with tax authorities and resolution of open matters as the Group continues to bring its tax affairs up to date around the world.

In addition to the amounts charged to the income statement, tax of £73m has been debited to equity through other comprehensive income/(expense) (2021: £14m debit, 2020: £13m credit) of which a £5m debit (2021: £nil, 2020: £nil) is included in current tax and a £68m debit (2021: £14m debit, 2020: £13m credit) is included in deferred tax and principally relates to cash flow hedges and post-employment benefits.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 137

Notes to the Consolidated Financial Statements continued

Deferred tax

Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that temporary differences or taxable profits will be available against which deductible temporary differences can be utilised.

Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are not recognised to the extent they arise from the initial recognition of non-tax deductible goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint arrangements, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in the Group’s assessment that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the reporting period date.

Deferred tax assets and liabilities comprise of:

	2022 £m	2021 £m
Deferred tax assets	220	312
Deferred tax liabilities	(3,601)	(3,357)
Total	(3,381)	(3,045)

138 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

Movement in deferred tax assets and liabilities

	Accelerated capital allowances £m	Intangibles £m	Pensions & other post-employment benefits £m	Tax losses £m	Other net temporary differences[1] £m	Total £m
As at 1 January 2022	(66)	(3,438)	50	9	400	(3,045)
Exchange adjustments	(6)	(233)	3	1	29	(206)
(Charge)/credit to income statement	(18)	(78)	1	4	29	(62)
Charge to statement of comprehensive income	–	–	(24)	–	(44)	(68)
Reclassification and other movements	–	108	–	–	(108)	–
At 31 December 2022	(90)	(3,641)	30	14	306	(3,381)

1	Other net temporary differences contain £135m (2021: £117m) related to a deferred tax asset recognised on intra-group profits arising on intercompany inventory which is eliminated within the Consolidated Financial Statements.

	Accelerated capital allowances £m	Intangibles £m	Pensions & other post-employment benefits £m	Tax losses £m	Other net temporary differences £m	Total £m
As at 1 January 2021	(45)	(3,451)	82	26	266	(3,122)
Exchange adjustments	(6)	(18)	(8)	–	9	(23)
(Charge)/credit to income statement	(15)	31	(12)	(17)	127	114
Charge to statement of comprehensive income	–	–	(12)	–	(2)	(14)
At 31 December 2021	(66)	(3,438)	50	9	400	(3,045)

Provision for deferred tax liabilities of £40m (2021: £38m) has been made in respect of the taxation that would arise on the future distribution of retained profits by certain overseas subsidiaries. Deferred tax is not provided on temporary differences of £385m (2021: £147m) arising on unremitted profits as management can control any future reversal and does not consider such a reversal to be probable.

The Group has recognised a deferred tax asset for trading losses of £14m (2021: £9m) on the basis of management forecasts which demonstrate these losses should be recovered in the foreseeable future. Additional losses have been recognised in the period as a result of recent profitability. No deferred tax asset has been recognised in respect of gross tax losses of £266m (2021: £408m) due to the unpredictability of future profits. Included in this unrecognised amount are US state tax losses of £178m (2021: £314m) which can only be carried forward for between 15 and 20 years. These losses expire at various dates over the next 18 years. Other unrecognised losses may be carried forward indefinitely.

10. Dividends

Dividends are recognised on the date that the shareholder’s right to receive payment is established. This is generally the date when the dividend is declared.

Dividends paid

During 2022, 2021 and 2020, the Group declared and paid a series of dividends to GSK and Pfizer under the Shareholders’ Agreement valid at that time. These dividends included the following:

Dividends declared and paid during the year

	2022	2021	2020
Total dividends paid (£m)	11,930	1,148	2,371
Per share (£)	11,930	1,148	2,371

The dividends per share for the dividends declared and paid before the demerger activities that took place in July 2022 were paid from the former ultimate holding company of CHHL2 and were calculated based on CHHL2’s share structure. The Group utilised a £9,211m loan plus £37m of interest receivable from its former equity shareholders, prior to the demerger, to partially fund the pre-separation dividend and the final sweep dividend.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 139

Notes to the Consolidated Financial Statements continued

11. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to shareholders by the Company’s weighted average number of share units in issue during the year after deducting treasury shares if any.

Basic earnings per share for the years ended 31 December 2021 and 2020 have been adjusted retrospectively, as required by IAS 33 ‘Earnings per share’, to reflect the share structure of the Company resulting from the increase in the number of ordinary shares outstanding as a result of the demerger activities that took place in July 2022. As a result, basic earnings per share for the years ended 31 December 2021 and 2020 have been calculated by dividing the profit attributable to shareholders by the Company’s weighted average number of shares in issue, with 9,234,573,831 shares outstanding upon the completion of the demerger activities.

Diluted earnings per share has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares. There were no dilutive shares in 2021 and 2020.

Earnings per share

	2022	2021	2020
Profit after tax attributable to equity shareholders (£m)	1,060	1,390	1,145
Basic weighted average number of shares (million)	9,235	9,235	9,235
Effect of dilutive potential shares (million)	4	–	–
Diluted weighted average number of shares (million)	9,239	9,235	9,235
Basic earnings per share (pence)	11.5	15.1	12.4
Diluted earnings per share (pence)	11.5	15.1	12.4

12. Property, plant and equipment

Land, buildings, plant, equipment and vehicles are valued at their cost, less any accumulated depreciation and any accumulated impairment losses.

Assets under construction are carried at cost, less any recognised impairment losses. Depreciation of these assets commences when the assets are ready for their intended use.

The cost of property, plant and equipment includes directly attributable incremental costs incurred in acquisition and installation of the assets.

Depreciation is recognised on a straight-line basis, over the estimated useful lives of the asset. Residual values and useful lives are reviewed, and where appropriate adjusted annually. Estimated useful lives of the major categories of assets are shown below:

Freehold buildings	20 to 50 years
Leasehold land and buildings	Lease term or 20 to 50 years
Plant and machinery	10 to 20 years
Equipment and vehicles	3 to 10 years

Property, plant and equipment is subject to review for impairment if triggering events or circumstances indicate an impairment may exist. If an indication of impairment exists, the recoverable amount of the asset or cash generating unit is estimated and any impairment loss is charged to the income statement as it arises.

Where there has been a change in the estimates used to determine recoverable amount and an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years and an impairment loss reversal is recognised immediately in the income statement.

On disposal of property, plant and equipment, the cost and related accumulated depreciation and impairments are derecognised from the Consolidated Financial Statements and the net amount, less any proceeds, is taken to the income statement.

140 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

Property, plant and equipment

	Land and buildings £m	Plant, equipment and vehicles £m	Assets under construction £m	Total £m
Cost at 1 January 2021	910	1,490	278	2,678
Exchange adjustments	15	(27)	(3)	(15)
Additions	1	13	215	229
Disposals and write-offs	(40)	(132)	(7)	(179)
Reclassifications	34	150	(184)	–
Transfer to assets held for sale	–	(8)	–	(8)
Cost at 31 December 2021	920	1,486	299	2,705
Exchange adjustments	59	86	20	165
Additions	4	9	292	305
Disposals and write-offs	(13)	(130)	–	(143)
Reclassifications	(40)	201	(222)	(61)
Cost at 31 December 2022	930	1,652	389	2,971

Depreciation at 1 January 2021	(273)	(863)	–	(1,136)
Exchange adjustments	–	17	–	17
Charge for the year	(32)	(107)	–	(139)
Disposals and write-offs	28	114	–	142
Transfer to assets held for sale	–	6	–	6
Depreciation at 31 December 2021	(277)	(833)	–	(1,110)
Exchange adjustments	(16)	(52)	–	(68)
Charge for the year	(29)	(113)	–	(142)
Disposals and write-offs	9	110	–	119
Depreciation at 31 December 2022	(313)	(888)	–	(1,201)

Impairment at 1 January 2021	(6)	(46)	(4)	(56)
Exchange adjustments	(2)	–	–	(2)
Impairment losses	(6)	(8)	(3)	(17)
Disposals and write-offs	8	20	3	31
Reversal of impairments	–	12	–	12
Impairment at 31 December 2021	(6)	(22)	(4)	(32)
Exchange adjustments	(1)	(3)	–	(4)
Impairment losses	–	(8)	–	(8)
Disposals and write-offs	4	20	–	24
Reclassifications	–	7	–	7
Impairment at 31 December 2022	(3)	(6)	(4)	(13)

Depreciation and impairment at 31 December 2021	(283)	(855)	(4)	(1,142)
Depreciation and impairment at 31 December 2022	(316)	(894)	(4)	(1,214)

Net book value at 31 December 2021	637	631	295	1,563
Net book value at 31 December 2022	614	758	385	1,757

No impairment losses have been charged to cost of sales for 2022 (2021: £2m, 2020: £11m) and £8m for 2022 (2021: £15m, 2020: £8m) have been charged to selling, general and administration expenses.

Reversals of impairment arise from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments are deemed no longer to apply. No impairment reversals have been credited to cost of sales for 2022 (2021: £12m).

Reclassifications include £54m for 2022 (2021: £nil, 2020: £8m) related to assets under construction that have been reclassified to computer software in intangible assets during the year.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 141

Notes to the Consolidated Financial Statements continued

13. Right of use assets

When the Group leases an asset, a ‘right of use asset’ is recognised for the leased item and a lease liability is recognised for any lease payments to be paid over the lease term at the lease commencement date except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (defined as assets with an initial fair value less than approximately £10,000).

The right of use asset is initially measured at cost, being the present value of the lease payments paid or payable, plus any initial direct costs incurred in entering into the lease and less any lease incentives received. Non-lease components are accounted for separately from the lease components in plant and equipment leases but are not separately accounted for in land and buildings or vehicle leases.

Right of use assets where title is expected to pass to the Group at a point in the future are depreciated in a manner consistent to that for owned property, plant and equipment. In other cases, right of use assets are depreciated over the shorter of the useful life of the asset or the lease term. The lease term is the non-cancellable period of the lease plus any periods for which the Group is ‘reasonably certain’ to exercise any extension options. If right of use assets are considered to be impaired, the carrying value is reduced accordingly.

Lease liabilities are initially measured at the value of the lease payments over the lease term that are not paid at the commencement date and are usually discounted using the incremental borrowing rates of the applicable Group entity (the rate implicit in the lease is used if it is readily determinable). Lease payments included in the lease liability include both fixed payments and in-substance fixed payments during the term of the lease.

After initial recognition, the lease liability is recorded at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments or if the Group’s assessment of the lease term changes; any changes in the lease liability as a result of these changes also results in a corresponding change in the recorded right of use asset.

Right of use assets

	Land and buildings £m	Plant and equipment £m	Vehicles £m	Total £m
Net book value at 1 January 2021	97	5	14	116
Exchange adjustments	1	–	(1)	–
Additions	27	4	6	37
Depreciation	(27)	–	(8)	(35)
Disposals and write-offs	(10)	(8)	(1)	(19)
Net book value at 31 December 2021	88	1	10	99
Exchange adjustments	8	–	1	9
Additions	62	–	10	72
Depreciation	(30)	(1)	(7)	(38)
Net book value at 31 December 2022	128	–	14	142

The total cash outflow for leases amounted to £45m in 2022 (2021: £38m, 2020: £44m). The Group has lease commitments relating to leases that have not commenced at year end of £30m (2021: £1m). Refer to Note 19 ‘Borrowings’ for further details on the Group’s lease liabilities.

142 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

14. Intangible assets

Goodwill

Goodwill arising on consolidation represents the excess of the fair value of the consideration transferred over the fair value of the Group’s share of the identifiable assets and liabilities of the acquired subsidiaries at the date of acquisition. Goodwill is not subject to amortisation but is tested annually for impairment, or more frequently where indicators of impairment exist and is carried at cost less any accumulated impairment losses.

For the purpose of impairment testing, assets are grouped in cash generating units (CGUs). A CGU is identified as the lowest aggregation of assets that generate largely independent cash inflows, and which is looked at by management for monitoring and managing the business.

If the recoverable amount of the CGU is less than the carrying amount, an impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset in the CGU. Any impairment loss is immediately recognised in the consolidated income statement and an impairment loss recognised for goodwill is not subsequently reversed.

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Management prepares formal three-year cash flow forecasts for the Group’s CGUs, which are the basis for the value in use calculations.

On disposal, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Other intangibles

Intangible assets are recognised when they are identifiable, the Group controls the asset, it is probable that future economic benefits attributed to the asset will flow to the Group and the cost of the asset can be reliably measured.

Separately purchased brands are initially measured at cost, being the purchase price as at the date of acquisition. Acquired brands are valued independently and recognised at fair value when the Group completes a business combination from third parties, where brands have a value which is substantial and long-term and where the brands either are contractual or legal in nature or can be sold separately from the rest of the businesses acquired. The determination of the fair values of the separately identified intangibles is based, to a considerable extent, on management’s judgement. Brands are amortised over their estimated useful lives of up to 20 years, except where it is considered that the useful economic life is indefinite.

Indefinite life brands mainly comprise trademarks and brands for which there is no foreseeable limit to the period over which they are expected to generate net cash inflows. These are considered to have an indefinite life, given the strength and durability of the brands and the level of advertising and promotion support. These brands are in relatively similar, stable and profitable market sectors, with similar risk profiles, and their size, diversification and market shares mean that the risk of market-related factors causing a reduction in the lives of the brands is considered to be relatively low. The Group is not aware of any material legal, regulatory, contractual, competitive, economic or other factors which could limit their useful lives. Accordingly, they are not amortised.

Intangible assets are stated at cost less provisions for amortisation and impairments. Licences, patents, know-how and marketing rights separately acquired or acquired as part of a business combination are amortised over their estimated useful lives, generally not exceeding 20 years, using the straight-line basis from the time they are available for use. The estimated useful lives for determining the amortisation charge consider patent lives, where applicable, as well as the value obtained from periods of non-exclusivity. Asset lives are reviewed and, where appropriate, adjusted annually.

Any development costs incurred by the Group and associated with acquired licences, patents, know-how or marketing rights are written off to the income statement when incurred.

The costs of acquiring and developing computer software for internal use and internet sites for external use are capitalised as intangible fixed assets where the software or site supports a significant business system and the expenditure leads to the creation of an asset. Enterprise Resource Planning (ERP) systems software is amortised over 7-10 years and other computer software over 3-5 years.

The carrying values of all non-current assets are reviewed for impairment, either on a standalone basis or as part of a larger CGU, when there is an indication that the assets might be impaired. Additionally, intangible assets with indefinite useful lives and intangible assets which are not yet available for use are tested for impairment annually. Any provision for impairment is charged to the income statement. If the recoverable amount of an intangible is less than the carrying amount, an impairment loss is recognised in the income statement. The recoverable amount is the higher of fair value less costs of disposal and value in use. Impairment losses are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of amortisation, had no impairments been recognised.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 143

Notes to the Consolidated Financial Statements continued

Intangible assets

	Goodwill £m	Indefinite life brands £m	Amortised brands, licences and patents £m	Computer software £m	Total £m
Cost at 1 January 2021	8,265	18,312	712	429	27,718
Exchange adjustments	(19)	65	(2)	(3)	41
Additions	–	–	7	66	73
Disposals and write-offs	–	–	(23)	(20)	(43)
Reclassifications	–	(9)	9	–	–
Transfer to assets held for sale	–	(43)	(6)	–	(49)
Cost at 31 December 2021	8,246	18,325	697	472	27,740
Exchange adjustments	150	1,090	(3)	14	1,251
Additions	–	178	3	21	202
Disposals and write-offs	–	(122)	(23)	(6)	(151)
Reclassifications	–	–	–	54	54
Transfer to assets held for sale	–	(6)	–	–	(6)
Cost at 31 December 2022	8,396	19,465	674	555	29,090

Amortisation at 1 January 2021	–	–	(160)	(168)	(328)
Exchange adjustments	–	–	1	–	1
Charge for the period	–	–	(40)	(54)	(94)
Disposals and write-offs	–	–	–	3	3
Transfer to assets held for sale	–	–	2	–	2
Amortisation at 31 December 2021	–	–	(197)	(219)	(416)
Exchange adjustments	–	–	(12)	(3)	(15)
Charge for the period	–	–	(43)	(64)	(107)
Disposals and write-offs	–	–	23	5	28
Amortisation at 31 December 2022	–	–	(229)	(281)	(510)

Impairment at 1 January 2021	–	(158)	(11)	(3)	(172)
Exchange adjustments	–	–	–	–	–
Impairment losses	–	–	(12)	(8)	(20)
Reversal of impairment losses	–	36	–	–	36
Transfer to assets held for sale	–	–	23	4	27
Impairment at 31 December 2021	–	(122)	–	(7)	(129)
Exchange adjustments	–	(3)	–	–	(3)
Impairment losses	–	(129)	–	(6)	(135)
Disposals and write-offs	–	122	–	1	123
Impairment at 31 December 2022	–	(132)	–	(12)	(144)

Amortisation and impairment at 31 December 2021	–	(122)	(197)	(226)	(545)
Amortisation and impairment at 31 December 2022	–	(132)	(229)	(293)	(654)

Net book value at 31 December 2021	8,246	18,203	500	246	27,195
Net book value at 31 December 2022	8,396	19,333	445	262	28,436

The net book value of computer software included £133m (2021: £130m) of internally generated costs. During the year ended 31 December 2022, additions to indefinite life brands included £174m of non-cash purchases which were settled by offsetting a liability owed to the Group by GSK.

144 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

Goodwill impairment

Goodwill mainly arose from the Novartis Transaction in 2015 (£2.6bn) and the Pfizer Transaction in 2019 (£5.6bn).

Goodwill is allocated to the Group’s CGUs as follows:

	2022 £m	2021 £m
APAC	2,164	2,127
EMEA and LatAm	2,955	2,902
North America	3,277	3,217
Net book value at 31 December	8,396	8,246

The recoverable amounts of the CGUs are assessed using a value in use model (2021: fair value less costs to sell). Value in use is calculated using a discounted cash flow approach, with a pre-tax discount rate applied to the projected risk-adjusted pre-tax cash flows and terminal value. The Group has stress tested the future cash flows for the potential impact of climate change and concluded that there is sufficient headroom.

The discount rate used is based on the pre-tax weighted average cost of capital (WACC) of the CGUs. The discount rates are specific to each CGU and are determined based on the cost of capital, including a market premium and country specific political risk premiums.

Details relating to the discounted cash flow model used in the impairment tests of the APAC, EMEA and LatAm, and North America CGUs are as follows:

Valuation basis	Value in use
Key assumptions	Sales growth rates
Profit margins
Terminal growth rates
Discount rates
Taxation rates
Determination of assumptions	Growth rates are internal forecasts based on both internal and external market information.
Margins reflect past experience, adjusted for expected changes.
Terminal growth rates based on the weighted average calculation of the lower of internal projections and external forecasts of the relevant markets.
Discount rates based on the Group WACC, adjusted where appropriate.
Taxation rates based on appropriate rates for each CGU.

Period of specific projected cash flows	Five years
Terminal growth rates		2022	2021
	APAC	3.3% p.a.	4.5% p.a.
	EMEA and LatAm	3.3% p.a.	3.5% p.a.
	North America	2.4% p.a.	2.5% p.a.
Discount rates (pre-tax)		2022	2021
	APAC	9.3%	7.5%
	EMEA and LatAm	11.9%	8.8%
	North America	8.0%	7.0%

The terminal growth rate does not exceed the long-term projected growth rate for the Group. Goodwill is monitored for impairment at individual CGU level. In each case the valuation indicated substantial headroom such that it is remote that a reasonably possible change to key assumptions would result in an impairment of goodwill.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 145

Notes to the Consolidated Financial Statements continued

Indefinite life brands and amortised brands impairment

Indefinite life brands comprise a portfolio of consumer health products. The net book value of the major brands are as follows:

	2022 £m	2021 £m
Advil	3,707	3,362
Voltaren	2,725	2,725
Centrum	1,943	1,828
Caltrate	1,811	1,731
Otrivin	1,385	1,385
Robitussin	1,239	1,126
Preparation H	1,164	1,152
Nexium	743	670
Fenistil	598	598
ChapStick	575	521
Emergen-C	490	439
Theraflu	452	436
Panadol	395	395
Sensodyne	291	270
Nicotinell	246	246
Excedrin	196	177
Polident	134	114
Biotene	130	121
Vitasprint	120	117
Corega	118	102
Other brands	871	688
Total	19,333	18,203

The Group tests all its indefinite life brands for impairment by applying a fair value less costs to sell model using post-tax cash flow forecasts over a period of 10 years with a terminal value calculation. All brands were tested for impairment using brand specific assumptions which included a discount rate equal to the Group’s post-tax WACC of 7.0% (6.0% for 2021 and 2020) adjusted where appropriate for country and currency risks. This valuation methodology uses significant inputs which are not based on observable market data, and therefore this valuation technique is classified as level 3 of the fair value hierarchy. In addition to the discount rate, the main assumptions include future sales price and volume growth, product contribution and the future expenditure required to maintain the product’s marketability and registration in the relevant jurisdictions. These assumptions are based on past experience and are reviewed as part of management’s budgeting and strategic planning cycle. The terminal growth rates applied of between zero and 3% (2021: -3% and 3%) are management’s estimates which align with those of market participants’ estimate of future long-term average growth rates for the relevant markets. The Group has stress tested the future cash flows for the potential impact of climate change and concluded that there is sufficient headroom.

In 2022, the Group recorded an impairment charge of £111m for Preparation H since the carrying value of the brand was higher than the recoverable amount. The decrease in recoverable amount was mainly driven by an increase in the discount rate applied to the forecasted future cash flows from 6% to 6.75%. If the discount rate for Preparation H had been 0.25% higher or the revenue growth rate, including long term growth rate, had been 0.25% lower than management’s estimates respectively, the Group would have had to recognise a further impairment of £70m or £75m respectively.

The Group’s operations and presence in Russia and Ukraine is limited as these markets combined accounted for less than 3% of the Group’s revenue in 2022. The Group fully impaired Solpadeine, a brand primarily sold in Ukraine, and recognised an impairment charge of £18m.

In addition, Robitussin, which was sensitive to reasonably possible changes in key assumptions in 2021, continues to be sensitive in 2022. Although the brand has recovered from the lower cold and flu incidence resulting from COVID-19 social distancing measures from previous years, the discount rate has increased in the year causing the brand’s headroom to continue to be low at approximately 15% of its carrying value. The only reasonably possible change in key assumptions that would make the recoverable amount of Robitussin be equal or less than the carrying value would be to increase the discount rate of 6.75% by 0.6%.

146 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

In 2021, Robitussin and Preparation H were affected by lower cold and flu incidence resulting from the COVID-19 social distancing measures and by supply chain issues respectively which resulted in a reduced level of headroom. Robitussin and Preparation H had headroom of approximately 15% and 4% of their carrying amounts respectively. The Group performed a sensitivity analysis based on changes in key assumptions leaving all other assumptions unchanged as it was considered reasonably possible that a reasonable change in key assumptions could result in an impairment charge. The Group determined at the time that in order for the recoverable amounts to be equal to the carrying values of Robitussin and Preparation H, either the discount rate would have to be increased by 0.5% and 0.1%, or the long-term growth rate decreased by 0.7% and 0.2% respectively.

Other than as disclosed above, management do not consider that any reasonably possible changes in the key assumptions would cause the fair value less costs to sell of the individually significant brands disclosed above to fall below their carrying values.

For 2021, the income statement charge for net impairment losses includes impairments of Zyrtec, Treely and capitalised costs for a discontinued research and development project, netted off by reversal of impairments in relation to Alvedon, Abreva and Solpadeine.

For 2020, the income statement charge for net impairment losses mainly includes impairments of Zyrtec, capitalised costs for a discontinued oral care project and a discontinued pain relief device, netted off by reversal of impairments in relation to Transderm Scop.

Certain assets were transferred from intangible assets to assets held for sale and subsequently disposed of during the year. There were no assets and liabilities held for sale remaining as at 31 December 2022.

	Amortisation		Net impairment losses/(reversals)
	2022 £m	2021 £m	2022 £m	2021 £m
Cost of sales	61	57	129	(32)
Selling, general and administration	46	37	6	8
Research and development	–	–	–	8
Total	107	94	135	(16)

15. Inventories

Inventories are included in the Consolidated Financial Statements at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realisable value. Cost is determined on a first in, first out basis. Net realisable value is the estimated selling price less the estimated costs necessary to make a sale.

Composition of inventory balances

	2022 £m	2021 £m
Raw materials and consumables	310	233
Work in progress	35	47
Finished goods	1,003	671
Total	1,348	951

The total cost of inventories recognised as an expense and included in cost of sales amounted to £3,970m in 2022 (2021: £3,462m, 2020: £3,666m). This includes inventory write-down of £118m (2021: £174m, 2020: £141m). The Group reverses and reassesses its inventory provisions in full every reporting period.

The reversals of prior year write-downs of inventories in 2022 is £40m (2021: £63m, 2020: £43m) and these reversals principally arise from the reassessment of usage or demand expectations prior to inventory expiration.

16. Trade and other receivables

Trade receivables are initially measured at the original invoice amount and subsequently measured at amortised cost less allowances for expected credit losses which are measured at an amount equal to lifetime expected credit losses. In determining credit risk, the Group considers reasonable and supportable information that is relevant and available without undue costs or effort. This includes both quantitative and qualitative information and analysis based on the Group’s ageing of the receivables, customers’ payment history, and forward-looking information including wider macroeconomic factors.

When a trade receivable is determined to have no reasonable expectation of recovery it is written off, firstly against any expected credit loss allowance available and then to the income statement.

Subsequent recoveries of amounts previously provided for or written off are credited to the income statement. Long-term receivables are discounted where the effect is material.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 147

Notes to the Consolidated Financial Statements continued

Trade and other receivables

	2022			2021
	Current £m	Non-current £m	Total £m	Current £m	Non-current £m	Total £m
Trade receivables, net of expected credit loss allowance	1,487	–	1,487	1,318	–	1,318
Other prepayments and accrued income	106	–	106	56	–	56
Interest receivable	–	–	–	1	–	1
Employee loans and advances	6	–	6	4	–	4
Other third-party receivables	256	107	363	286	8	294
Other receivables with GSK companies	26	25	51	542	–	542
Total	1,881	132	2,013	2,207	8	2,215

Expected credit loss allowance

	2022 £m	2021 £m
At 1 January	53	51
Exchange adjustments	2	(1)
Charge for the year	14	33
Subsequent recoveries of amounts provided for	(19)	(30)
Utilised	(9)	–
At 31 December	41	53

Set out below is the information about the credit risk exposure of the Group’s trade receivables using a provision matrix:

Year ended 31 December 2022

	Trade receivables
		Days past due
	Current £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m	Total £m
Estimated total gross carrying amount at default	1,386	58	30	15	12	27	1,528
Expected credit loss	6	1	1	2	4	27	41

Year ended 31 December 2021

	Trade receivables
		Days past due
	Current £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m	Total £m
Estimated total gross carrying amount at default	1,255	46	30	16	7	17	1,371
Expected credit loss	7	1	5	16	7	17	53

Concentrations of credit risk with respect to trade receivables are limited, due to the Group’s customer base being large and diverse. No single customer represents more than 10% of the Group’s sales.

Within other third-party receivables and other receivables with GSK companies, £157m (2021: £627m) was classified as financial assets. The expected credit loss in other receivables is not deemed significant hence no credit loss allowance is recognised.

148 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

17. Cash and cash equivalents

Cash and cash equivalents comprise of cash at bank and in hand and short-term highly liquid deposits which are primarily held for operating purposes with an original maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes.

Cash and cash equivalents include £78m in 2022 (2021: £67m) not available for general use due to restrictions applying in the subsidiaries where it is held. Restrictions include exchange controls and taxes on repatriation.

Cash and cash equivalents held in the following currencies, that mostly influence the Group, are presented below:

	2022 £m	2021 £m
Pound Sterling (GBP)	253	41
Taiwan Dollar (TWD)	72	67
United States Dollar (USD)	59	3
Indian Rupee (INR)	49	25
Euro (EUR)	25	18
Others	226	260
Total	684	414

18. Trade and other payables

Trade payables are initially recognised at fair value and then held at amortised cost. Long-term payables are discounted where the effect is material.

Composition of trade and other payables

	2022 £m	2021 £m
Trade payables	1,835	1,369
Customer return and rebate accruals	738	661
Other payables and accruals	558	434
Wages and salaries	290	237
Accrued interest on financial liabilities	104	–
Social security	39	45
VAT payables	34	35
Deferred income	23	11
Other payables with Pfizer companies	–	7
Other payables with GSK companies	–	203
Total	3,621	3,002

Customer return and rebate accruals are provided for by the Group at the point of sale in respect of the estimated rebates, discounts or allowances payable to customers. Accruals are made at the time of sale but the actual amounts paid are based on claims made some time after the initial recognition of the sale. The level of accrual is reviewed and adjusted quarterly in light of historical experience of actual rebates, discounts or allowances given and returns made and any changes in arrangements. The assumptions used in estimation are based on known facts with a high level of accuracy. In addition, the Group’s promotional programs are typically short-term in nature resulting in lower inherent estimation uncertainty.

Customer return and rebate accruals are not presented net against any trade receivables that may be owing from the same customer as the offsetting criteria in IAS 32 have not been met.

Refer to Note 24, ‘Related party transactions’ for further details on amounts payable to GSK and Pfizer.

The Group does not have significant financing arrangements for trade payables.

19. Borrowings

All borrowings are initially recorded at fair value, net of transaction costs. Borrowings are subsequently carried at amortised cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognised as a charge to the income statement over the period of the relevant borrowing.

Right of use assets

The carrying value of the Group’s right of use assets, depreciation charge for the year and additions during the year are disclosed in Note 13 ‘Right of use assets’.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 149

Notes to the Consolidated Financial Statements continued

Lease liabilities

The corresponding liability to the lessor is recognised as a lease obligation within short and long-term borrowings. The carrying amount is subsequently increased to reflect interest on the lease liability and reduced by lease payments made.

For calculating the discounted lease liability on leases, the implicit rate in the lease is used. If this is not available, the incremental borrowing rate with a lease specific adjustment is used. Finance costs are charged to the income statement to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Variable rents are not part of the lease liability and the right of use asset. These payments are charged to the income statement as incurred. Short-term and low value leases are not capitalised, and lease rentals are also charged to the income statement as incurred.

Composition of borrowings

	2022			2021
	Current £m	Non-current £m	Total £m	Current £m	Non-current £m	Total £m
Commercial paper	(302)	–	(302)	–	–	–
Loan and overdrafts	(91)	–	(91)	(49)	–	(49)
Lease liabilities	(44)	(117)	(161)	(30)	(87)	(117)
Non-voting preference shares	–	(25)	(25)	–	–	–
Bonds	–	(9,861)	(9,861)	–	–	–
Total	(437)	(10,003)	(10,440)	(79)	(87)	(166)

					Carrying value
Bonds[1]	Currency	Nominal value	Redeemable	Nominal interest	2022 £m	2021 £m
Sterling Eurobond		£300	2028	2.875%	299	–
Sterling Eurobond		£400	2038	3.375%	398	–
Euro Eurobond		€850	2026	1.250%	694	–
Euro Eurobond		€750	2030	1.750%	663	–
Euro Eurobond		€750	2034	2.125%	659	–
USD callable bond due 2024		$700	2024	3.024%	581	–
USD floating rate callable notes due 2024		$300	2024	SOFR + 0.89%	249	–
USD Bond		$1,750	2025	3.125%	1,385	–
USD Bond		$2,000	2027	3.375%	1,653	–
USD Bond		$1,000	2029	3.375%	822	–
USD Bond		$2,000	2032	3.625%	1,652	–
USD Bond		$1,000	2052	4.000%	806	–
Total					9,861	–

1	These instruments contain a variety of different features including early redemption options, call options, put options and mandatory early redemption options, which depend on different triggering events such as change in control, change in laws, regulations and tax law. These features are considered embedded derivatives. These features have not been accounted for separately from the instruments as they are considered closely related to the bonds.

Short-term borrowings

In August 2022, the Group established a £2bn Euro commercial paper programme and a $10bn US Dollar commercial paper programme pursuant to which members of the Group may issue commercial paper from time to time. The weighted average interest rate on the commercial paper as at 31 December 2022 was 3.23% (31 December 2021: nil).

As at 31 December 2022, the Group had short-term bank loans of £18m (31 December 2021: £41m). The weighted average interest rate on short-term bank loans as at 31 December 2022 was 6.7% (31 December 2021: 3.7%).

Long-term borrowings

As part of the preparation for separation of the Group from GSK, on 16 March 2022, GSK Consumer Healthcare Capital UK plc and GSK Consumer Healthcare Capital NL B.V. (subsidiary undertakings of the Group, the EMTN Issuers) established a £10bn Euro Medium Term Note Programme (the Programme) pursuant to which the EMTN Issuers may issue notes from time to time. The EMTN Issuers have issued Pre-Separation Programme Notes under the Programme.

150 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

In addition, on 24 March 2022, GSK Consumer Healthcare Capital US LLC (the US Issuer) and GSK Consumer Healthcare Capital UK plc (the UK Issuer) issued a number of standalone bonds by way of a private placement to institutional investors in the USA and outside the USA in reliance on the exemptions from the registration requirements of the US Securities Act provided, respectively, by Rule 144A and Regulation S, each under the US Securities Act (Pre-Separation USD Notes). On 2 November 2022, the Company (via the US Issuer and the UK Issuer) completed an SEC-registered exchange offer for any and all of the Pre-Separation USD Notes for notes registered under the US Securities Act (the Exchange Notes and, together with the Pre-Separation USD Notes, the USD Notes) bearing substantially identical terms to the Pre-Separation USD Notes, except that the transfer restrictions, the special mandatory redemption provisions and registration rights applicable to the Pre-Separation USD Notes do not apply to the Exchange Notes. The special mandatory redemption provisions and registration rights applicable to the Pre-Separation USD Notes also do not apply to the remaining USD Notes that are not Exchange Notes.

As at 31 December 2022, the Group had within long-term borrowings, Pre-Separation Programme Notes and Pre-Separation USD Notes of £9,861m (31 December 2021: £nil), of which £5,299m (31 December 2021: £nil) fell due in more than five years. The average effective pre-swap interest rate of all notes in issue as at 31 December 2022 was 3.07% (31 December 2021: nil).

On 13 July 2022, the Group drew down £1,493m under a three-year term loan from its term loan facility in preparation for the payment of the pre-separation cash dividend and the final sweep dividend. The interest rate on the loan was based on the Sterling Overnight Interbank Average rate (SONIA) plus Margin, determined in accordance with the terms of the term loan facility. All of the term loan was repaid during the year ended 31 December 2022 through a combination of operating cash flows and proceeds from commercial paper issuance.

On 17 July 2022, as part of the demerger activities, the Company issued 25,000,000 non-voting preference shares of £1.00 each to Pfizer Inc., with a coupon rate of 9.5% per annum. The non-voting preference shares (NVPS) command a mandatory quarterly coupon and can only be redeemed after a period of five years. The Group has, therefore, classified the non-voting preference shares as a financial liability. Pfizer Inc., has subsequently disposed of the NVPS to an external third party.

Committed credit facilities

The Group has undrawn credit facilities of £1,000m and $1,400m with initial maturity dates of September 2025 and September 2023 respectively. As at 31 December 2022, no amounts were drawn under these facilities.

Lease liabilities

The maturity analysis of lease liabilities recognised on the Group balance sheet is as follows:

	2022 £m	2021 £m
Rental payments due within one year	(44)	(30)
Rental payments due between one and two years	(36)	(22)
Rental payments due between two and three years	(25)	(15)
Rental payments due between three and four years	(21)	(13)
Rental payments due between four and five years	(13)	(10)
Rental payments due after five years	(22)	(27)
Total	(161)	(117)

Refer to Note 8 ‘Net finance costs’ for further details on finance expense arising on lease liabilities.

Movement in assets and liabilities arising from financing activities

	At 1 January 2022 £m	Cash flows £m	Foreign exchange £m	Fair value adjustments, interest and other movements £m	At 31 December 2022 £m
Reconciliation of movement in liabilities to cash flow statement
Long-term borrowings	–	(9,209)	(772)	95	(9,886)
Short-term borrowings	(41)	(277)	–	(2)	(320)
Lease liabilities	(117)	45	(11)	(78)	(161)
Derivative financial instruments	(2)	(345)	–	235	(112)
Total financial liabilities arising from financing activities[1]	(160)	(9,786)	(783)	250	(10,479)
Cash and cash equivalents net of bank overdrafts	406	190	15	–	611
Total	246	(9,596)	(768)	250	(9,868)

1	In addition, total cash flow relating to interest paid during the year was £163m and accrued interest as at year end was £104m (refer to Note 18 ’Trade and other payables’).

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 151

Notes to the Consolidated Financial Statements continued

	At 1 January 2021 £m	Cash flows £m	Foreign exchange £m	Fair value adjustments, interest and other movements £m	At 31 December 2021 £m
Reconciliation of movement in liabilities to cash flow statement
Long-term borrowings	–	–	–	–	–
Short-term borrowings	(37)	(8)	4	–	(41)
Lease liabilities	(139)	38	–	(16)	(117)
Derivative financial instruments	(19)	–	–	17	(2)
Total financial liabilities arising from financing activities	(195)	30	4	1	(160)
Cash and cash equivalents net of bank overdrafts	323	87	(4)	–	406
Total	128	117	–	1	246

20. Pensions and other post-employment benefits

For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or a liability on the consolidated balance sheet. Defined benefit plan liabilities are assessed using the projected unit funding method and applying the principal actuarial assumptions at the reporting period date consistent with the advice of qualified actuaries. Pension scheme assets are measured at fair value at the balance sheet date.

The amount charged to operating costs in the income statement is the cost of accruing pension benefits promised to employees over the year, plus the costs of individual events such as past service benefit changes, settlements and curtailments (such events are recognised immediately in the income statement).

Remeasurements of the net defined benefit liability (or asset) comprise actuarial gains and losses and the return on plan assets excluding amounts included in net interest. Actuarial gains and losses are taken to the consolidated statement of comprehensive income. Actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising from differences between the previous actuarial assumptions and what has actually occurred. The return on plan assets, in excess of interest income, and costs incurred for the management of plan assets are also taken to other comprehensive income.

The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees’ services. Future cash flows are discounted at rates reflecting the yields of high-quality corporate bonds.

The Group’s contributions to defined contribution plans are charged to the income statement as incurred.

Description of the schemes

The Group operates pension arrangements which cover the Group’s material obligations to provide pensions to retired employees. These arrangements have been developed in accordance with local practices in the countries concerned. Pension benefits can be provided by state schemes, by defined contribution schemes, whereby retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee, or by defined benefit schemes, whereby retirement benefits are based on employee pensionable remuneration and length of service. In certain countries pension benefits are provided on an unfunded basis, some administered by trustee companies. Formal, independent, actuarial valuations of the Group’s main plans are undertaken regularly, normally at least every three years.

Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. Discount rates are selected to reflect the term of the expected benefit payments. Projected inflation rate and pension increases are long-term predictions based on the yield gap between long-term index-linked and fixed interest gilts.

For the years ended 31 December 2021 and 2020, GSK operated certain pension schemes in which the Group’s UK and US employees participated. These schemes included defined benefit arrangements where the assets were held independently of the Group’s finances and which were funded partly by contributions from members and partly by contributions from GSK at rates advised by independent professionally qualified actuaries.

Before the demerger from GSK in July 2022, it was announced that GSK’s UK defined benefit plans and US cash balance pension plans were closed to future accruals and GSK would continue to maintain the plans only for existing participants. GSK charged the Group a management fee relating to the pension arrangements for the Group’s UK and US employees calculated as if the arrangements were on a defined contribution basis. The costs of such defined contribution arrangements were not included with the pension charge.

Following the demerger from GSK, the Group operates its own defined contribution pension schemes for the Group’s UK and US employees.

In addition, there are a number of post-retirement healthcare schemes, the principal one of which is in the US.

152 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

Assumptions

The Group has applied the following financial assumptions in assessing the defined benefit liabilities:

	2022 %pa	2021 %pa
Germany
Rate of increase of future earnings	3.0	3.0
Discount rate	3.7	1.1
Expected pension increases	2.5	2.1
Inflation rate	2.5	2.1
Switzerland
Rate of increase of future earnings	2.0	1.8
Discount rate	2.2	0.2
Expected pension increases	–	–
Inflation rate	1.3	1.0
Ireland
Rate of increase of future earnings	2.0	2.0
Discount rate	3.6	1.3
Expected pension increases	3.0	3.0
Inflation rate	2.4	2.1
Rest of World
Rate of increase of future earnings	N/A	N/A
Discount rate	5.4	2.7
Expected pension increases	N/A	N/A
Inflation rate	2.5	2.3

The average life expectancy assumed now for an individual at the age of 60 and projected to apply in the years stated below for an individual then at the age of 60 is as follows:

As at 31 December 2022

	Germany		Switzerland		Ireland		Rest of World
Years	Male	Female	Male	Female	Male	Female	Male	Female
Current	25.7	29.4	26.5	28.4	26.8	29.5	27.3	28.6
Projected for 2042	28.7	31.7	28.4	30.1	29.4	31.7	28.8	30.1

As at 31 December 2021

	Germany		Switzerland		Ireland		Rest of World
Years	Male	Female	Male	Female	Male	Female	Male	Female
Current	25.4	29.2	26.6	28.5	26.7	29.3	27.2	28.5
Projected for 2041	28.4	31.5	28.4	30.2	29.2	31.5	28.7	30.0

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 153

Notes to the Consolidated Financial Statements continued

Income statement

	2022 £m	2021 £m	2020 £m
German pension schemes	5	4	3
Swiss pension schemes	9	5	7
Irish pension schemes	5	6	4
Other overseas pensions schemes	24	5	7
Unfunded post-retirement healthcare schemes	9	10	9
Total	52	30	30
Analysed as:
Defined benefit schemes	27	22	26
Defined contribution pensions schemes	25	8	4

The costs of the defined benefit pension and post-retirement healthcare schemes are charged in the income statement as follows:

	Net pensions total £m	Other post retirement obligations total £m	Total post retirement obligations £m
2022
Cost of sales	12	9	21
Research and development	1	–	1
Selling, general and administration	5	–	5
31 December 2022	18	9	27
2021
Cost of sales	10	10	20
Research and development	–	–	–
Selling, general and administration	2	–	2
31 December 2021	12	10	22
2020
Cost of sales	14	9	23
Research and development	–	–	–
Selling, general and administration	3	–	3
31 December 2020	17	9	26

154 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

The amounts recorded in the income statement and statement of comprehensive income in relation to the defined benefit pension and post-retirement healthcare schemes were as follows:

	2022			2021			2020
	Pensions £m	Other post- employment benefits £m	Total £m	Pensions £m	Other post- employment benefits £m	Total £m	Pensions £m	Other post- employment benefits £m	Total £m
31 December
Amounts charged to operating profit:
Current service cost	16	7	23	18	8	26	24	6	30
Past service cost/(credit)	1	–	1	(4)	–	(4)	(7)	–	(7)
Gain from settlement	–	–	–	(3)	–	(3)	–	–	–
Net interest cost	1	2	3	1	2	3	–	3	3
Total	18	9	27	12	10	22	17	9	26
Re-measurements recorded in the statement of comprehensive income	(91)	(32)	(123)	(8)	(19)	(27)	5	8	13

Balance sheet

The assets of funded schemes are generally held in separately administered trusts, either as specific assets or as a proportion of a general fund or are insurance contracts. Assets are invested in different classes in order to maintain a balance between risk and return. Investments are diversified to limit the financial effect of the failure of any individual investment.

The pension plans are exposed to risk that arises because the estimated market value of the plans’ assets might decline, the investment returns might reduce, or the estimated value of the plans’ liabilities might increase.

In line with the agreed mix of return seeking assets to generate future returns and liability matching assets to better match future pension obligations, the Group has defined an overall long-term investment strategy for the plans, with investments across a broad range of assets. The main market risks within the asset and hedging portfolio are credit risk, interest rates, long-term inflation, equities and property risk.

The plan liabilities are a series of future cash flows with relatively long duration. On an IAS 19 basis, these cash flows are sensitive to changes in the expected long-term inflation rate and the discount rate (AA corporate bond yield curve) where an increase in long-term inflation corresponds with an increase in the liabilities, and an increase in the discount rate corresponds with a decrease in the liabilities.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 155

Notes to the Consolidated Financial Statements continued

The fair values of the assets and liabilities of the German, Swiss and Irish defined benefit pension schemes, together with aggregated data for other defined benefit pension schemes in the Group are as follows:

31 December 2022

	Germany £m	Switzerland £m	Ireland £m	Rest of World £m	Total £m
Listed equities	48	81	69	6	204
Property	–	70	–	–	70
Listed bonds	49	80	110	21	260
Insurance contracts	26	46	–	–	72
Other assets	–	8	2	12	22
Fair value of assets	123	285	181	39	628
Asset ceiling restriction	–	(34)	–	–	(34)
Fair value of assets after asset ceiling	123	251	181	39	594
Present value of scheme obligations	(185)	(251)	(163)	(47)	(646)
Recognised on the balance sheet	(62)	–	18	(8)	(52)
Included in post-employment benefit assets	–	–	18	7	25
Included in post-employment benefit obligations	(62)	–	–	(15)	(77)
Total	(62)	–	18	(8)	(52)
Actual loss on plan assets	(19)	(36)	(67)	(3)	(125)

31 December 2021

	Germany £m	Switzerland £m	Ireland £m	Rest of World £m	Total £m
Listed equities	54	98	102	6	260
Property	–	52	–	–	52
Listed bonds	55	89	130	19	293
Insurance contracts	27	55	–	–	82
Other assets	–	6	1	12	19
Fair value of assets	136	300	233	37	706
Asset ceiling restriction	–	(26)	–	–	(26)
Fair value of assets after asset ceiling	136	274	233	37	680
Present value of scheme obligations	(246)	(274)	(254)	(48)	(822)
Recognised on the balance sheet	(110)	–	(21)	(11)	(142)
Included in post-employment benefit assets	–	–	11	–	11
Included in post-employment benefit obligations	(110)	–	(32)	(11)	(153)
Total	(110)	–	(21)	(11)	(142)
Actual return/(loss) on plan assets	15	(14)	(4)	1	(2)

156 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

The defined benefit pension obligation is analysed as follows:

	2022 £m	2021 £m
Funded	(633)	(812)
Unfunded	(13)	(10)
Total	(646)	(822)

The movement in the net defined benefit liability is as follows:

	Fair value of assets £m	Present value of obligation £m	Net pensions total £m	Net post retirement obligations £m
At 1 January 2021	663	(845)	(182)	(113)
Exchange adjustments	(34)	48	14	(2)
Service cost	–	(18)	(18)	(8)
Past service cost	–	4	4	–
Interest income/(cost)	4	(5)	(1)	(2)
Settlements and curtailments	(5)	8	3	–
Assets acquired/(liability assumed) from GSK[1]	39	(39)	–	–
Re-measurements:
Return on plan assets, excluding amounts included in interest	(6)	–	(6)	–
Gain from change in demographic assumptions	–	7	7	–
Gain from change in financial assumptions	–	33	33	19
Experience losses	–	(26)	(26)	–
Employers' contributions	30	–	30	–
Scheme participants' contributions	7	(7)	–	–
Benefits paid	(18)	18	–	6
At 31 December 2021	680	(822)	(142)	(100)
Exchange adjustments	45	(56)	(11)	(8)
Service cost	–	(16)	(16)	(7)
Past service cost	–	(1)	(1)	–
Interest income/(cost)	6	(7)	(1)	(2)
Re-measurements:
Return on plan assets, excluding amounts included in interest	(131)	–	(131)	–
Gain from change in financial assumptions	–	235	235	25
Experience (losses)/gains	–	(13)	(13)	7
Employers' contributions	28	–	28	–
Scheme participants' contributions	7	(7)	–	–
Benefits paid	(41)	41	–	1
At 31 December 2022	594	(646)	(52)	(84)

1	There were £39m of assets acquired and £39m of liabilities assumed from GSK during the year ended 31 December 2021 as a result of the separation of the existing GSK Group Pension Fund in Switzerland into two independent schemes, one for GSK and one for the Group. Under local plan rules the GSK Group Scheme could not accept any retired members and therefore these members were included in the Group scheme.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 157

Notes to the Consolidated Financial Statements continued

A reconciliation of the net post-employment benefit to the balances recognised on the consolidated balance sheet is as follows:

	2022 £m	2021 £m
Net pension obligations	(52)	(142)
Net post retirement obligations	(84)	(100)
Net post-employment benefit	(136)	(242)
Post-employment benefit assets recognised on the consolidated balance sheet	25	11
Post-employment benefit obligations recognised on the consolidated balance sheet	(161)	(253)
Net post-employment benefit	(136)	(242)

Employer contributions for 2023 are estimated to be approximately £24m in respect of defined benefit pension schemes and £1m in respect of post-retirement medical benefits.

The defined benefit pension and post-retirement obligations analysed by membership category is as follows:

	Pension		Post-retirement obligations
	2022 £m	2021 £m	2022 £m	2021 £m
Active	(389)	(418)	(81)	(97)
Retired	(150)	(237)	(3)	(3)
Deferred	(107)	(167)	–	–
Total	(646)	(822)	(84)	(100)

The approximate effect of changes in assumptions used on the benefit obligations and on the annual defined benefit and post-retirement costs are detailed below. This information has been determined by taking into account the duration of the liabilities and the overall profile of the plan membership.

Sensitivity analysis

	2022 £m	2021 £m
A 0.25% decrease in discount rate:
Increase in annual pension cost	1.2	0.8
Increase in annual post-retirement benefits cost	0.1	0.1
Increase in pension obligation	21.0	34.8
Increase in post-retirement benefits obligation	1.8	2.9
A 0.25% increase in discount rate:
Decrease in annual pension cost	(1.2)	(0.9)
Decrease in annual post-retirement benefits cost	(0.1)	(0.1)
Decrease in pension obligation	(19.7)	(32.6)
Decrease in post-retirement benefits obligation	(1.7)	(2.8)
A 0.25% increase in inflation:
Increase in annual pension cost	0.2	0.2
Increase in pension obligation	6.4	11.0
A 0.25% decrease in inflation:
Decrease in annual pension cost	(0.2)	(0.2)
Decrease in pension obligation	(6.1)	(10.7)
A one year increase in life expectancy:
Increase in annual pension cost	0.6	0.9
Increase in annual post-retirement benefits cost	–	0.2
Increase in pension obligation	16.2	27.8
Increase in post-retirement benefits obligation	1.0	2.0

158 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

The weighted average duration of the defined benefit obligation is as follows:

Years	2022	2021
Pension benefits	15	18
Post-retirement benefits	13	16

21. Provisions

Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable.

Provisions are measured at management’s best estimate of the most likely outcome of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material. Provisions are classified as non-current where the exact timing of settlement is uncertain but they are expected to be settled in more than 12 months.

Provisions

	Restructuring programmes £m	Other provisions £m	Total £m
As at 1 January 2021	(132)	(36)	(168)
Exchange adjustments	3	1	4
Charge for the period	(52)	(9)	(61)
Reversed unused	9	4	13
Utilised	68	9	77
Other movements	(8)	4	(4)
As at 31 December 2021	(112)	(27)	(139)
Exchange adjustments	(4)	(2)	(6)
Charge for the period	(7)	(50)	(57)
Reversed unused	35	5	40
Utilised	50	15	65
Other movements	2	(2)	–
As at 31 December 2022	(36)	(61)	(97)

	2022 £m	2021 £m
To be settled within one year	(71)	(112)
To be settled after one year	(26)	(27)
Total provision	(97)	(139)

Other provisions include employee-related, legal, environmental, and other provisions. Refer to Note 6, ‘Operating profit’ for further details about the Group’s restructuring costs.

22. Contingent liabilities and commitments

Contingent liabilities

Contingent liabilities are potential future outflows where the likelihood of payment is considered more than remote, but is not considered probable or cannot be measured reliably. No provision is made for contingent liabilities, but there is a chance that they will result in an obligation in the future.

At 31 December 2022, contingent liabilities, comprising guarantees and other items arising in the normal course of business, amounted to £30m (2021: £33m).

The Group is involved in significant legal and administrative proceedings, principally relating to product liabilities. The most significant of these matters, other than tax matters, are described herein. Provision is made for the outcome of tax, legal and other disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 159

Notes to the Consolidated Financial Statements continued

Legal proceedings

The Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included but no provision would be made. Costs associated with claims made by the Group against third parties are charged to the income statement as they are incurred.

The Group makes provision for these proceedings on a regular basis as summarised in the accounting policy above.

The Group may become involved in significant legal proceedings in respect of which it is not possible to determine whether a potential outflow is probable. In these cases, appropriate disclosures about such cases would be included in this note, but no provision would be made for the cases.

With respect to each of the legal proceedings described below, other than those for which a provision has been made, the Group is unable to make a reliable estimate of the expected financial effect at this stage. The Group does not believe that information about the amount sought by the plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law.

The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the value of the provisions reported in the Group’s financial statements. If this were to happen, it could have a material adverse impact on the results of operations of the Group in the reporting period in which the judgements are incurred or the settlements entered into.

Zantac litigation

GSK and/or Pfizer have been named as defendants (alongside other manufacturers of ranitidine, as well as retailers and distributors) in personal injury lawsuits, as well as economic injury and medical monitoring class actions, filed in the US involving Zantac. The Group understands that outside the US, there are class actions and individual actions pending against GSK and Pfizer in Canada, along with a class action against GSK in Israel.

The Group is not a party to any Zantac claims and the Group has never marketed Zantac in any form in the US or Canada. The Group is not primarily liable for any OTC or prescription Zantac claims.

The Group has received notices of potential claims for indemnification relating to OTC Zantac arising out of the Stock and Asset Purchase Agreement (SAPA), which the Group has rejected on the basis that the scope of the indemnities set out in the SAPA only covers the Consumer Healthcare businesses of GSK and Pfizer as conducted when their Consumer Healthcare joint venture was formed in 2018. At that time, neither GSK nor Pfizer marketed OTC Zantac in the US or Canada.

Proton pump inhibitor litigation

The Group is a defendant in the ongoing proton pump inhibitor (PPI) litigation, in which plaintiffs allege that their use of PPIs caused serious bodily injuries, predominantly kidney-related injuries. As of January 2023, there were approximately 1,400 Prevacid24HR (OTC) personal injury lawsuits and approximately 2,200 Nexium 24HR (OTC) lawsuits pending against the Group, nearly all of which are in a multi-district litigation (MDL) in the District of New Jersey. In addition to the MDL cases, there is a small subset of cases pending in several state courts.

The Group recently reached a settlement agreement with plaintiffs’ counsel to resolve the vast majority of PPI cases (Nexium24HR and Prevacid24HR) pending against the Group. The financial impact has been recognised in the Group’s Consolidated Financial Statements, and is not material to the Group’s financial position, results of operations or cash flows.

160 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

German competition litigation

In 2013, GlaxoSmithKline Consumer Healthcare GmbH & Co. KG and other members of a working group of a German trademark association were fined by the Federal Cartel Office of Germany, as a result of the exchange of certain information related to retailers during meetings from 2004 to 2006.

Following the fine imposed by the Federal Cartel Office in 2013, the Group is party to civil proceedings in Germany brought by or on behalf of retailers against the Group and other manufacturers of branded drugstore products, alleging that the exchange of information within the working group led to higher purchase prices being paid by the retailers, and claiming that the Group and other working group members are jointly and severally liable for potential damages. The proceedings are taking place in different courts across Germany and are at different stages.

Commitments

Commitments are contractual obligations to acquire certain classes of assets in the future. These amounts are not recorded in the Consolidated Financial Statements.

	2022 £m	2021 £m
Contracted for but not provided in the Consolidated Financial Statements:
Intangible assets	107	68
Property, plant and equipment	126	80
Total	233	148

23. Share capital, share premium and other reserves

Share capital represents the par value of shares that have been issued.

Share premium includes any premiums received on the issue of share capital. Any transaction costs associated with the issuing of shares are deducted from share premium, net of any related income tax benefits.

Other reserves include the following:

–  Share-based payment reserve – comprises fair value adjustment of equity-settled share schemes over the vesting periods.

–  Cash flow hedge reserve – comprises gains and losses relating to these types of financial instruments.

–  Other reserves - comprises mainly differences between the fair value of the consideration paid for an investment, and the carrying value of assets and liabilities acquired from business combinations under common control.

Translation reserve arises from the foreign currency translation of the Group’s foreign operations into the Group’s presentation currency.

Retained earnings includes all current and prior years’ retained profits, remeasurement gains/(losses), including any tax impacts on defined benefit plans.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 161

Notes to the Consolidated Financial Statements continued

Share capital and share premium

		At 31 December 2021	Issue of share capital	Capital Reduction	Consolidation/ redemption of shares	Sub-division of shares	At 31 December 2022
Ordinary shares at £1.00 each	Number	2	18	–	(20)	–	–
	£'000	–	–	–	–	–	–
Ordinary shares at £5.00 each	Number	–	–	–	4	(4)	–
	£'000	–	–	–	–	–	–
Ordinary shares at £1.25 each	Number	–	9,234,573,815	(9,234,573,831)	–	16	–
	£'000	–	11,543,217	(11,543,217)	–	–	–
Ordinary shares at £0.01 each	Number	–	–	9,234,573,831	–	–	9,234,573,831
	£'000	–	–	92,346	–	–	92,346
Redeemable Preference Shares at £1.00 each	Number	–	49,996	–	(49,996)	–	–
	£'000	–	50	–	(50)	–	–
Share capital	£'000	–	11,543,267	(11,450,871)	(50)	–	92,346
Share premium	£'000	–	10,606,752	(10,606,752)	–	–	–

The table above presents the movement of share capital and share premium of the Company for the year ended 31 December 2022. The Company was incorporated on 20 October 2021 in preparation for the demerger that took place in July 2022 to succeed CHHL2 as the new ultimate holding company of the Group. All ordinary shares are issued and fully paid. All ordinary shares rank equally with regard to the Company’s residual assets. Holders of these shares are entitled to dividends declared from time to time and are entitled to one vote per share at general meetings of the Company. All rights attached to the Company’s shares held by the Group are suspended until those shares are reissued. The redeemable preference shares carry limited class voting rights and no dividend rights.

Pre-demerger from GSK

Movement in share capital and share premium of CHHL2

The share capital on the consolidated balance sheet as at 31 December 2021 of £1m and certain movements within share capital and share premium in the consolidated statement of changes in equity represented the share structure of CHHL2, the former ultimate holding entity of the Group before the demerger from GSK that took place in July 2022.

Before the demerger in July 2022, CHHL2 issued one D Deferred share of £21,758m to GlaxoSmithKline Consumer Healthcare Holdings Limited (GSKCHHL, a fully controlled subsidiary of GSK at this time). The D Deferred share was non-redeemable and did not carry any voting rights, dividend rights or rights in the event of a return of capital. Subsequently, CHHL2 cancelled the fully paid-up D Deferred share of £21,758m in the share capital of CHHL2 held by GSKCHHL, to convert the share capital into distributable profits.

Before the demerger in July 2022, CHHL2 also issued one Deferred share of one penny to GSKCHHL for a consideration of £70m reflected in share premium. The Deferred share was non-redeemable and did not carry any voting rights, dividend rights or rights in the event of a return of capital.

Changes in the Company’s share structure in preparation for the demerger

The Company issued 20 ordinary shares of £1 each for a total consideration of £20 during the period 20 October 2021 (the date of incorporation) to 23 May 2022.

On 4 February 2022, the Company issued 49,996 redeemable preference shares of £1 each. The redeemable preference shares were redeemable at the option of the Company and carried a cumulative right to a dividend at a fixed rate of 0.1% of the nominal value per annum but carried no other right to income by way of dividend out of the profits of the Company.

On 11 April 2022, the Company redeemed the 49,996 preference shares at the redemption price of £49,996. The share capital of £49,996 has been transferred to the capital redemption reserve in order to preserve the nominal value of the share capital in accordance with section 733 of the Companies Act 2006.

On 23 May 2022, the Company consolidated its 20 ordinary shares of £1 each into 4 ordinary shares of £5 each. The Company then sub-divided its 4 ordinary shares of £5 each into 16 ordinary shares of £1.25 each.

162 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

Demerger activities

The Company completed the acquisition of the shares of GSKCHHL and PF Consumer Healthcare Holdings LLC (PFCHHL) on 17 July 2022. GSKCHHL and PFCHH were the entities that previously held the shares of the previous holding company of the Group (CHHL2) on behalf of GSK and Pfizer. The Company accounted for most of its investment in GSKCHHL at fair value, whilst the investment in PFCHH was accounted for at the aggregate nominal value of the Company’s shares as a result of the application of various provisions of the Companies Act 2006.

Share-for-share exchanges with GSK

On 15 July 2022, the Company issued 5,084,190,079 ordinary shares of £1.25 each to the shareholders of GSK plc in satisfaction of the demerger dividend in specie declared by GSK plc, in exchange for GSK plc transferring in its entirety the A Ordinary shares in GSKCHHL to the Company.

On 17 July 2022, the Company issued 692,593,037 ordinary shares of £1.25 each to the Scottish Limited Partnerships established by GSK companies, in exchange for the Scottish Limited Partnerships transferring in their entirety the C Ordinary shares in GSKCHHL to the Company.

On 17 July 2022, the Company issued 502,727,073 ordinary shares of £1.25 each to GSK plc, in exchange for GSK plc transferring in its entirety the B Ordinary shares in GSKCHHL to the Company.

In respect of the GSKCHHL share exchanges the Company recorded an aggregate share capital of £7,849m and share premium of £10,607m.

Share-for-share exchanges with the Pfizer Group

On 17 July 2022, the Company issued 2,955,063,626 ordinary shares of £1.25 each, and 25,000,000 non-voting preference shares of £1.00 each to Pfizer Inc., in exchange for Pfizer Inc., the ultimate parent company of PFCHHL, transferring in its entirety its shareholding in PFCHHL to the Company. The non-voting preference shares (NVPS) of £25m were classified as a non-current liability given the NVPS commands a mandatory quarterly coupon and can only be redeemed after a period of five years or upon a change if control of the Group. Pfizer Inc., has subsequently disposed of the NVPS to an external third party. These shares are not dilutive to earnings per share given they cannot be converted into common shares. Refer to Note 19 ‘Borrowings’ for further details about the Group’s NVPS.

Post-demerger activities

On 18 July 2022, regular trading of the Company’s ordinary shares commenced on the main market of the London Stock Exchange (as a constituent of the FTSE 100).

On 22 July 2022, regular-way trading of the Company’s American Depositary Shares commenced on the New York Stock Exchange, having traded on a when-issued basis from 18 July 2022 to 21 July 2022.

On 3 August 2022, the Company undertook a court-approved capital reduction in accordance with section 645 of the Companies Act 2006, through which:

–  the nominal value of the Company’s ordinary shares was reduced from £1.25 to £0.01, reducing the Company’s share capital from £11,543m to £92m; and

–  the Company’s share premium of £10,607m was cancelled in full.

The Group has recognised the admission costs related to the listing of the Company’s shares in the income statement as these costs were merely incurred in order to enable the distribution of shares to the GSK plc shareholders and the listing of the Company’s shares rather than to obtain new equity funding. These costs mainly include the preparation of the prospectus, reporting accountant, long-form and working capital reports, historical financial information (HFI), financial position and prospects procedures (FPPP), bank and legal fees, listing and registrars’ fees and costs reasonably incurred by the Pfizer Group in assisting the Company to achieve its listing.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 163

Notes to the Consolidated Financial Statements continued

Other reserves

The analysis of other reserves is as follows:

	EBT shares reserve[1] £m	Cash flow hedge reserve £m	Merger reserve £m	Total £m
As at 1 January 2021	–	(1)	(11,651)	(11,652)
Other comprehensive income	–	9	–	9
Contribution from parent	–	–	11	11
As at 31 December 2021	–	8	(11,640)	(11,632)
Other comprehensive income	–	142	–	142
Effect of change in ultimate holding company	–	–	(47)	(47)
As at 31 December 2022	–	150	(11,687)	(11,537)

[1]	Shares owned through an Employee Benefit Trust (EBT).

Merger reserve arises as a result of business combinations of entities under common control.

The cumulative translation exchange in equity is attributable to:

	Shareholders of the Group £m	Non- controlling interests £m	Total cumulative translation reserve £m
As at 1 January 2021	482	16	498
Exchange movements on overseas net assets	(34)	–	(34)
As at 31 December 2021	448	16	464
Exchange movements on overseas net assets	598	(10)	588
As at 31 December 2022	1,046	6	1,052

24. Related party transactions

A related party under IFRS is a person or entity that is related to the Group. These include both people and entities that have, or are subject to, influence or control over the Group.

Related parties

Upon the completion of the demerger on 18 July 2022, GSK ceased to be a related party of the Group under IAS 24, ‘Related Party Disclosures’. The Group undertook significant transactions with entities from within GSK during the period ended 18 July 2022, and the years ended 31 December 2021 and 31 December 2020 and with entities from within Pfizer for the years ended 31 December 2022, 2021 and 2020.

The Group had transactions with related parties under manufacturing and supply agreements, distribution agreements, support service agreements, provision of research and development, toll-manufacturing services and transitional services agreements. In addition, the Group earned net interest income resulting from funds on-lent to GSK and Pfizer. All related party transactions are undertaken at arm’s length in accordance with the Group transfer pricing policy.

Where the legal completion of local transfer of assets and liabilities has been delayed, but the Group is able to exercise control over the relevant activities, the relevant net assets and profits have been recognised in the results.

164 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

Transaction values for the year ended 31 December (unless otherwise indicated):

	Pfizer companies			GlaxoSmithKline companies
	2022 £m	2021 £m	2020 £m	Period ended 18 July 2022 £m	2021 £m	2020 £m
Sales of goods	–	–	17	91	114	397
Purchases of goods	–	–	(11)	(41)	(81)	(81)
Services, royalties, and other income	–	–	17	74	20	49
Services, royalties, and other expense	(5)	(68)	(121)	(135)	(354)	(384)
Interest income	12	–	–	30	10	12
Interest expense	–	–	–	(2)	(4)	(6)
Dividend paid	3,801	367	735	8,129	781	1,636

Balance outstanding as at 31 December:

	Pfizer companies		GlaxoSmithKline companies
	2022 £m	2021 £m	2022 £m	2021 £m
Other amounts owing to related parties	–	(7)	–	(203)
Other amounts owing from related parties	–	–	51	542
Loan amounts owing to related parties	–	–	–	(825)
Loan amounts owing from related parties	–	–	–	1,508

Pre demerger, the Group had a £9,211m loan receivable from GSK/Pfizer together with £37m accrued interest receivable. This loan was primarily funded by proceeds from the bond offerings during the first half of 2022 (refer to Note 19 ‘Borrowings’). The loan receivable and interest accrued were exchanged to partially settle the £11,930m of pre-demerger dividend.

As at 31 December 2022, other amounts owing from GSK of £51m comprise balances arising from arrangements set up with GSK before the demerger activities. Since these balances occurred when GSK was still a related party of the Group, they continue to be disclosed in the table above.

As at 31 December 2021, the loan amounts owing from related parties of £1,508m were held with GSK finance companies as part of the Group’s banking arrangements received at the new risk free benchmark rate – 0.05% and were repayable on demand.

As at 31 December 2021, the loan amounts owing to related parties of £825m were held with GSK finance companies as part of the Group’s banking arrangements. These balances were unsecured with interest largely paid at the new risk free benchmark rate + 0.10% and were repayable on demand.

25. Capital and financial risk management

Financial assets are measured at amortised cost, fair value through other comprehensive income (FVTOCI) or fair value through profit or loss (FVTPL). The measurement basis is determined by reference to both the business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. For financial assets other than trade receivables a 12-month expected credit loss allowance is recorded on initial recognition. If there is subsequent evidence of a significant increase in the credit risk of an asset, the allowance is increased to reflect the full lifetime expected credit loss. If there is no realistic prospect of recovery, the asset is written off.

Derivatives and hedge accounting

Derivative financial instruments are used to manage exposure to market risks. The principal derivative instruments used by the Group are forward foreign exchange contracts and swaps.

Derivative financial instruments are classified as held-for-trading and are measured at fair value. Derivatives designated as hedging instruments are classified on inception as cash flow hedges, net investment hedges or fair value hedges. The treatment of changes in the value of derivatives depends on their use as explained below.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 165

Notes to the Consolidated Financial Statements continued

Fair value hedges

Certain derivatives are held to hedge the risk of changes in value of a specific bond or other loan. In these situations, the Group designates the liability and related derivative to be part of a fair value hedge relationship. The carrying value of the bond is adjusted by the fair value of the risk being hedged, with changes going to the income statement. Gains and losses on the corresponding derivative are also recognised in the income statement. The amounts recognised are offset in the income statement to the extent that the hedge is effective. Ineffectiveness may occur if the critical terms do not exactly match, or if there is a value adjustment resulting from a change in credit risk (in either the Group or the counterparty to the derivative) that is not matched by the hedged item. When the relationship no longer meets the criteria for hedge accounting, the fair value hedge adjustment made to the bond is amortised to the income statement using the effective interest method.

Cash flow hedges

Derivatives are also held to hedge the uncertainty in timing or amount of future forecast cash flows. Such derivatives are designated as being part of cash flow hedge relationships. For an effective hedge, gains and losses from changes in the fair value of derivatives are recognised in equity. Any ineffective elements of the hedge are recognised in the income statement. Ineffectiveness may occur if there are changes to the expected timing of the hedged transaction. If the hedged cash flow relates to a non-financial asset, the amount accumulated in equity is subsequently included within the carrying value of that asset. For other cash flow hedges, amounts deferred in equity are taken to the income statement at the same time as the related cash flow. When a derivative no longer qualifies for hedge accounting, any cumulative gain or loss remains in equity until the related cash flow occurs. When the cash flow takes place, the cumulative gain or loss is taken to the income statement. If the hedged cash flow is no longer expected to occur, the cumulative gain or loss is taken to the income statement immediately.

Net investment hedges

Certain derivatives are designated as hedges of the currency risk on the Group’s investment in foreign subsidiaries. Differences arising on retranslation of a financial liability designated as a foreign currency net investment hedge are recorded in equity to the extent that the hedge is effective. These differences are reported within the income statement to the extent that the hedge is ineffective. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Derivatives for which hedge accounting is not applied

Derivatives not designated as hedges are held in order to hedge certain balance sheet items and commodity exposures. No hedge accounting is applied to these derivatives, which are carried at fair value with changes being recognised in the income statement.

Risk management

The key objectives of the Group’s treasury activities are to minimise the net cost of financial operations and reduce volatility arising from financial risks.

Treasury activities are governed by the Board. The Group has a Treasury Risk Committee (TRC), chaired by the Chief Financial Officer (CFO), that meets on a regular basis to review treasury activities. Its members receive management information relating to treasury activities.

The Group may use a variety of financial instruments to finance its operations and derivative financial instruments to manage market risks from these operations. Derivatives principally comprise of foreign exchange forward contracts and swaps which are used to manage interest rate and foreign exchange risk on borrowings.

Derivatives are used exclusively for hedging purposes in relation to underlying business activities and not as trading or speculative instruments.

Capital management

The Group manages its capital to ensure that entities in the Group are able to operate as going concerns whilst availing themselves of intercompany funding where appropriate.

	2022 £m	2021 £m
Cash and cash equivalents	684	414
Short-term borrowings	(437)	(79)
Long-term borrowings	(10,003)	(87)
Derivative financial assets associated to long-term borrowings	44	5
Derivative financial liabilities associated to long-term borrowings	(181)	(1)
Total equity	16,457	26,480
Total capital	6,564	26,732

As at 31 December 2022, the Group’s long-term credit rating with Standard & Poor’s is BBB (stable outlook) and with Moody’s Investors Service (Moody’s) it is Baa1 (stable outlook). The Group’s short-term credit ratings are A-2 and P-2 with Standard & Poor’s and Moody’s, respectively.

166 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

Liquidity risk management

The Group’s policy is to borrow centrally in order to meet anticipated funding requirements. The strategy is to diversify liquidity sources and to maintain broad access to financial markets. Each day, the Group sweeps cash to or from a number of global subsidiaries and central treasury accounts for liquidity management purposes.

The Group uses both notional and physical cash pool arrangements as appropriate by location and currency. For notional cash pools, liquidity is drawn against foreign currency balances to provide both local funding and central liquidity as required and with balances actively managed and maintained to appropriate levels. As balances in notional pooling arrangements are not settled across currencies, gross cash and overdraft balances are reported. At 31 December 2022, the Group had £437m (2021: £79m) of borrowings repayable within one year and held £684m (2021: £414m) of cash and cash equivalents.

The Group uses short-term financing to manage working capital requirements and has access to a $10,000m US commercial paper programme and a £2,000m Euro commercial paper programme, both of which were established in August 2022. At 31 December 2022, the Group had $225m (2021: $nil) of US commercial paper in issue and €130m (2021: €nil) Euro Commercial Paper in issue.

In February 2022, the Group signed two revolving credit facilities, a $1,400m facility maturing in September 2023 with the option to extend or term out for a year; and a £1,000m facility maturing in September 2025 with two one-year extension options. These committed facilities were undrawn at 31 December 2022.

In July 2022, the Group drew down £1,493m against a three-year committed term loan facility to fund the pre-separation dividend. The facility has been fully repaid during the year.

Long-term financing consists of $8,750m in USD bonds, as well as €2,350m Euro bonds and £700m GBP bonds issued under a £10,000m Euro Medium Term Note programme. Refer to Note 19 ‘Borrowings’ for further details about the Group’s bonds.

Foreign exchange risk management

Foreign currency transaction exposures arising on internal and external trade flows are selectively hedged. The Group’s objective is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs where possible. Foreign currency cash flows may be hedged selectively as approved by the TRC. Cash surpluses or borrowing requirements of subsidiary companies are usually managed centrally using foreign exchange forward contracts and swaps to hedge future repayments back into the originating currency.

Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets may be treated as a hedge against the relevant assets. Forward contracts in major currencies are also used to reduce exposure to the Group’s investment in overseas assets. Refer to ‘Net investment hedges’ section of this note for further details.

Credit risk management

Credit risk is the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group and arises on cash and cash equivalents and favourable derivative financial instruments held with banks and financial institutions as well as credit exposures to wholesale and retail customers, including outstanding receivables.

The Group considers its maximum credit risk to be £2,441m (2021: £3,894m) which is the total of the Group’s financial assets, excluding other investments which bear equity risk rather than credit risk.

The Group’s greatest concentration of credit risk at 31 December 2022 is £310m with HSBC Group (A-/A3), and £158m with Citibank Group (BBB+/A3). The Group’s greatest concentration of credit risk at 31 December 2021 was £456m with GSK LLC (A/A2), and £229m with GSK IHC Ltd (A+/A2).

There has been no change in the estimation techniques or significant assumptions made during the current reporting period in assessing the loss allowance for financial assets at amortised cost since the adoption of IFRS 9.

Treasury-related credit risk

The Group has continued to maintain a consistent approach to counterparty risk throughout 2022. The aggregate credit risk in respect of financial instruments that the Group may have with one counterparty is limited by reference to the long-term credit ratings assigned for that counterparty by a recognised credit rating agency (e.g., Standard and Poor’s or Moody’s Investors Service). The Group measures expected credit losses over cash and cash equivalents as a function of individual counterparty credit ratings and associated 12-month default rates. Based on the available credit ratings, the credit risk of outstanding financial instruments has not increased significantly since their initial recognition. Expected credit losses over cash and cash equivalents and third-party financial derivatives are deemed to be immaterial and so have not been recognised. No such loss has been experienced during 2022 and 2021. The credit ratings of counterparties are set out in the below table.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 167

Notes to the Consolidated Financial Statements continued

	AAA/Aaa £m	AA/Aa £m	A/A £m	BBB/Baa £m	BB+/Ba1 and below or unrated £m	Total £m
2022
Bank balances and deposits	–	87	276	252	59	674
Money market funds	10	–	–	–	–	10
Cash and cash equivalents	10	87	276	252	59	684
Derivative financial instruments	–	–	59	35	–	94
Total	10	87	335	287	59	778

2021
Bank balances and deposits	–	–	394	14	3	411
Money market funds	3	–	–	–	–	3
Cash and cash equivalents	3	–	394	14	3	414
Derivative financial instruments	–	–	17	–	–	17
Total	3	–	411	14	3	431

The credit ratings in the above tables are as assigned by Standard and Poor’s and Moody’s. Where the opinion of the two rating agencies differs, the lower rating of the two is assigned to the counterparty. Where local rating or Fitch data is the only source available, the ratings are converted to global ratings equivalent to those of Standard and Poor’s or Moody’s using published conversion tables.

Wholesale and retail credit risk

Where appropriate, the Group utilises credit insurance to minimise the credit risk of the trade receivables in the Group (refer to Note 16 ‘Trade and other receivables’ for further details about the Group’s expected credit losses). The Group does not have a substantial wholesale and retail credit risk as a result of its diversified geographical presence, product offering, consumer profile, and historical credit loss information.

Interest rate risk management

The Group manages the interest rate risk on its net debt portfolio, with the objectives of minimising the effective net interest cost and income statement volatility.

The Group’s main interest rate risk arises from borrowings and investments with floating rates and from the refinancing of maturing fixed rate debt where any changes in interest rates will affect future cash flows. The policy on interest rate risk management limits the net amount of floating rate debt to a specific cap.

87% of the Group’s debt was held at fixed rates as at 31 December 2022, including the impact of swaps. Any bond debt with less than 6 months to maturity is considered floating rate.

Interest rate and forward starting interest rate swaps

The forward starting interest rate contracts, exchanging floating interest for fixed interest, were designated as cash flow hedges to hedge the interest variability of the interest cash flows associated with the future fixed rate debt.

The interest rate swap contracts, exchanging fixed interest rate for floating interest, have been designated as fair hedges to hedge the variability in fair value associated with Group’s fixed rate debt. The interest rate swaps and the interest payments on the loan occur simultaneously and the fair value of interest rate swaps and the fair value of related debt affect the income statement at the same time.

168 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

Derivative financial instruments and hedging

Derivative financial instruments are used to mitigate exposure to foreign exchange transactional risks of the Group. The fair value of a derivative financial instrument is classified as a non-current asset or liability if the remaining maturity is more than 12 months and as a current asset or liability if the maturity is less than 12 months. All foreign exchange contracts are for periods of 12 months or less.

The Group has the following derivative financial instruments:

	2022			2021
	Notional amount £m	Fair value of assets £m	Fair value of Liabilities £m	Notional amount £m	Fair value of assets £m	Fair value of Liabilities £m
Non-current
Fair value hedges – interest rate swap contracts	2,207	2	(139)	–	–	–
Net investment hedges - cross currency interest rate swaps	910	1	(36)	–	–	–
Cash flow hedges – interest rate swap contracts	–	–	–	1,996	12	(1)
Current
Net investment hedges – foreign exchange contracts	329	1	(8)	–	–	–
Derivatives designated and effective as hedging instruments	3,446	4	(183)	1,996	12	(1)

Non-current
Cross currency interest rate swap contracts	1,409	41	–	–
Current
Foreign exchange contracts	3,364	49	(23)	1,854	5	(18)
Derivatives classified as held for trading	4,773	90	(23)	1,854	5	(18)
Total derivative instruments	8,219	94	(206)	3,850	17	(19)

Fair value hedges

At issuance in March 2022, $1,750m and €850m bonds were converted from fixed rate to floating rate using interest rate swaps as shown in the above table. These bonds and swaps were designated in fair value hedges (2021: £nil).

Net investment hedges

At 31 December 2022, certain foreign exchange contracts and cross currency interest rate swaps were designated as net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group’s net investment in its European (Euro) and Chinese (CNY) foreign operations as shown in the table above (2021: £nil).

The carrying value of the EUR bonds in Note 19 ‘Borrowings’ included £1,526m (2021: £nil) that were also designated as hedging instruments in net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group’s net investment in its European (Euro) foreign operations. For net investment hedges, the balance in the foreign currency translation reserve in relation to continuing hedges is £140m (2021: £nil).

Cash flow hedges

Both in 2021 and 2022 the Group entered into forward starting interest rate swaps (derivatives) to pre-hedge interest rate risk on the fixed rate bonds issued in March 2022. These derivatives were designated in a cash flow hedge relationship. The derivatives were settled in March 2022 and as result cash flow hedges were terminated with a net cash inflow of £206m. The element of gains/loss of these cash flow hedges relating to other comprehensive income is being amortised to the income statement as per the maturity profile of the loan notes.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 169

Notes to the Consolidated Financial Statements continued

The following tables provide information regarding hedging instruments and the related hedged items as at 31 December:

Hedging instruments

	Average strike price	Notional principal value £m	Change in fair value for recognising hedge ineffectiveness £m	Carrying value assets/ (liabilities) £m
2022
Fair value hedges
Below 10 years
EUR IRS	1.3%	754	(59)	(59)
USD IRS	3.1%	1,454	(78)	(78)
Net investment hedges
Below 10 years
EUR FX Swaps	1.2	329	(7)	(7)
CNH CCIRS	8.6	910	(35)	(35)
EUR Bonds	1.1	887	(55)	867
10-30 years
EUR Bonds	1.1	665	(43)	659

2021
Cash flow hedges
Below 10 years	1.1%	668	4	4
10-30 years	1.3%	935	3	3
>30 years	1.5%	393	4	4

For the period ended 31 December 2021, there were no fair value or net investment hedges.

Hedged items

	2022				2021
	Carrying amount £m	Accumulated fair value adjustments[1] £m	Change in value for calculating hedge ineffectiveness £m	Balance in cash flow hedge reserve[2] £m	Carrying amount £m	Accumulated fair value adjustments[1] £m	Change in value for calculating hedge ineffectiveness £m	Balance in cash flow hedge reserve[2] £m
Cash flow hedges
Pre-hedging of long-term interest rate	–	–	–	(150)	–	(11)	(11)	(9)
Fair value hedges
Bonds[3]	(2,078)	122	122	–	–	–	–	–
Net investment hedges
Net assets in foreign currency[4]	2,791	140	140	–	–	–	–	–

1  Accumulated fair value adjustments on the hedged items included in the carrying amount of the hedged item.

2  Balance in cash flow hedge reserve for discontinued hedges net of tax.

3  The difference in change in value for calculating hedge ineffectiveness between derivatives and bonds is due to upfront cash receipt on derivatives and hedge ineffectiveness.

4  Relates to net investment hedges which is part of the translation reserve in equity.

170 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

The following table details the effectiveness of the hedging relationships and the amounts reclassified from the hedging reserve to the income statement for cash flow hedges, recognised under finance income or expense. There was no ineffectiveness on fair value or net investment hedges.

	Hedging gains/(losses) in other comprehensive income £m	Hedge ineffectiveness in profit or loss £m	Hedged future cash flows no longer expected to occur £m	As hedged item affects profit or loss £m
2022
Cash flow hedges
Pre-hedging of long-term interest rates
Below 10 years	169	3	–	18
10-30 years	35	–	–	–
>30 years	–	–	–	–

For the period ended 31 December 2021, there were no fair value or net investment hedges. For cash flow hedges, the hedging gains/(losses) recognised in other comprehensive income were £11m related to pre-hedging of long-term interest rates with a maturity profile of £4m in 5-10 years, £3m in 10-30 years and £4m in >30 years.

Fair value of financial assets and liabilities excluding lease liabilities

The table below presents the carrying amounts and the fair values of the Group’s financial assets and liabilities. The fair values of the financial assets and liabilities are included at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following methods and assumptions were used to estimate the fair values:

–  Cash and cash equivalents carried at amortised cost, trade and other receivables and certain other non-current assets, loans amounts owing from/(to) related parties, trade and other payables and certain other non-current liabilities: approximates to the carrying amount.

–  Cash and cash equivalents (money market funds) carried at fair value: based on net asset value of the funds.

–  Short-term loans, overdrafts and commercial paper: approximates to the carrying amount because of the short maturity of these instruments.

–  Interest rate swaps and foreign exchange contracts: based on present value of contractual cash flows using market sourced data (exchange rates and interest rates) at the balance sheet date.

–  Long-term loans: based on executable quotes or thinly traded prices (a level 2 fair value measurement) for European and US Medium Term Notes; based on present value of contractual cash flows for non-voting preference shares and based on the approximation of the carrying amount in the case of other floating rate bank loans.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 171

Notes to the Consolidated Financial Statements continued

	2022		2021
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
Financial assets measured at amortised cost:
Cash and cash equivalents	674	674	411	411
Trade and other receivables and certain other non-current assets	1,663	1,663	1,955	1,955
Loan amounts owing from related parties	–	–	1,508	1,508
Financial assets mandatorily measured at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	90	90	5	5
Cash and cash equivalents (money market funds)	10	10	3	3
Derivatives designated and effective as hedging instruments
Derivatives designated in a cash flow hedge and net investment hedge	2	2	12	12
Derivatives designated in a fair value hedge	2	2	–	–
Total financial assets	2,441	2,441	3,894	3,894

Financial liabilities measured at amortised cost:
Short-term loans and overdrafts	(91)	(91)	(49)	(49)
Other bonds	(7,783)	(6,935)	–	–
Long-term loans	–	–	–	–
Commercial papers	(302)	(302)	–	–
Non-voting preference shares	(25)	(25)	–	–
Trade and other payables and certain other non-current liabilities in scope of IFRS 9	(3,253)	(3,253)	(2,673)	(2,673)
Loan amounts owing to related parties	–	–	(825)	(825)
Bonds in a designated hedge relationship	(2,078)	(2,081)	–	–
Financial liabilities mandatorily measured at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	(23)	(23)	(18)	(18)
Derivatives designated and effective as hedging instruments
Derivatives designated in a cash flow hedge and net investment hedge	(44)	(44)	(1)	(1)
Derivatives designated in a fair value hedge	(139)	(139)	–	–
Total financial liabilities	(13,738)	(12,893)	(3,566)	(3,566)
Net financial assets and financial liabilities	(11,297)	(10,452)	328	328

Financial instruments held at fair value shown according to the fair value hierarchy is provided below. Financial assets and liabilities held at fair value are categorised by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (level 1). Where such prices are not available, the asset is classified as level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as level 3.

172 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

At 31 December 2022	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	–	90	–	90
Derivatives designated and effective as hedging instruments in a fair value hedge	–	2	–	2
Cash and cash equivalents (money market funds)	10	–	–	10
Derivatives designated and effective as hedging instruments in cash flow hedge and net investment hedge.	–	2	–	2
Total financial assets	10	94	–	104
Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	–	(23)	–	(23)
Derivatives designated and effective as hedging instruments in a fair value hedge	–	(139)	–	(139)
Derivatives designated and effective as hedging instruments in cash flow hedge and net investment hedge	–	(44)	–	(44)
Total financial liabilities	–	(206)	–	(206)

At 31 December 2021
Financial assets at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	-	5	–	5
Cash and cash equivalents (money market funds)	3	-	–	3
Derivatives designated and effective as hedging instruments in cash flow hedge and net investment hedge	–	12		12
Total financial assets	3	17	–	20
Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	–	(18)	–	(18)
Derivatives designated and effective as hedging instruments in cash flow hedge and net investment hedge	–	(1)	–	(1)
Total financial liabilities	–	(19)	–	(19)

Other assets and liabilities in scope of IFRS 9

Trade and other receivables and other non-current assets

The following table reconciles financial instruments within trade and other receivables and other non-current assets which fall within the scope of IFRS 9 to the relevant balance sheet amounts.

The financial assets are predominantly non-interest earning. Non-financial instruments include tax receivables and prepayments, which are outside the scope of IFRS 9.

	At 31 December 2022			At 31 December 2021
	Financial instruments £m	Non-financial instruments £m	Total £m	Financial instruments £m	Non-financial instruments £m	Total £m
Trade and other receivables (Note 16)	1,634	247	1,881	1,947	260	2,207
Loans amount owing from related parties (Note 24)	–	–	–	1,508	–	1,508
Other non-current assets (Note 16)	29	103	132	8	–	8
Total	1,663	350	2,013	3,463	260	3,723

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 173

Notes to the Consolidated Financial Statements continued

Trade and other payables, other provisions and other non-current liabilities

The following table reconciles financial liabilities within trade and other payables, other provisions and other non-current liabilities which fall within the scope of IFRS 9 to the relevant balance sheet amounts. Accrued wages and salaries are included within financial liabilities. Non-financial instruments include payments on account, tax and social security payables and provisions which do not arise from contractual obligations to deliver cash or another financial asset, which are outside the scope of IFRS 9.

	At 31 December 2022			At 31 December 2021
	Financial instruments £m	Non-financial instruments £m	Total £m	Financial instruments £m	Non-financial instruments £m	Total £m
Trade and other payables (Note 18)	(3,224)	(397)	(3,621)	(2,671)	(331)	(3,002)
Loan amounts owing to related parties (Note 24)	–	–	–	(825)	-	(825)
Provisions (Note 21)	(11)	(86)	(97)	–	(139)	(139)
Other non-current liabilities	(18)	(4)	(22)	(2)	(6)	(8)
Total	(3,253)	(487)	(3,740)	(3,498)	(476)	(3,974)

Offsetting of financial assets and liabilities

Financial assets and liabilities are offset and the net amount reported in the balance sheet where there is a legally enforceable right to offset the recognised amounts, and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. There are also arrangements that do not meet the criteria for offsetting but still allow for the related amounts to be offset in certain circumstances, such as bankruptcy or the termination of a contract.

The following tables set out the financial assets and liabilities that are offset, or subject to enforceable master netting arrangements and other similar agreements but not offset, as at 31 December 2022 and 31 December 2021. The column ‘Net amount’ shows the impact on the Group’s balance sheet if all offset rights were exercised.

At 31 December 2022	Gross financial assets/ (liabilities) £m	Gross financial assets/ (liabilities) set off £m	Net financial assets/ (liabilities) per balance sheet £m	Related amounts not offset £m	Net amount £m
Financial assets
Derivative financial assets	94	–	94	(58)	36
Financial liabilities
Derivative financial liabilities	(206)	–	(206)	58	(148)

At 31 December 2021
Financial assets
Derivative financial assets	17	-	17	(9)	8
Financial liabilities
Derivative financial liabilities	(19)	-	(19)	9	(10)

Amounts which do not meet the criteria for offsetting on the balance sheet but could be settled net in certain circumstances principally relate to derivative transactions under ISDA (International Swaps and Derivatives Association) agreements where each party has the option to settle amounts on a net basis in the event of default of the other party. As there is presently not a legally enforceable right of offset, these amounts have not been offset in the balance sheet but have been presented separately in the tables above.

174 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

Sensitivity analysis

Foreign exchange sensitivity

The two major foreign currencies in which the Group’s financial instruments are denominated are US Dollars and Euros. Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. Intercompany loans which are fully hedged to maturity with a currency swap have been excluded from this analysis.

	2022 (Decrease)/increase in income £m	2021 Increase/(decrease) in income £m
10 cent appreciation of the US Dollar	(1)	2
10 cent depreciation of the US Dollar	1	(2)
10 cent appreciation of the Euro	13	(5)
10 cent depreciation of the Euro	(10)	4

The equity impact, shown below, for foreign exchange sensitivity relates to derivative and non-derivative financial instruments hedging the Group’s net investments in its European (Euro) and Chinese (CNY) foreign operations.

	2022 (Decrease)/increase in equity £m	2021 Increase/(decrease) in equity £m
10 cent appreciation of the CNY	(11)	–
10 cent depreciation of the CNY	11	–
10 cent appreciation of the Euro	(182)	–
10 cent depreciation of the Euro	152	–

Interest rate sensitivity

The Group is exposed to interest rate risk on its outstanding borrowings and investments where any changes in interest rates will affect future cash flows or the fair values of financial instruments. The table below shows the Group’s hypothetical sensitivity to changes in interest rates in relation to Pound Sterling, US Dollar and Euro variable rate financial assets and liabilities, including derivatives. If the interest rates applicable to floating rate financial assets and liabilities were to have increased by 1% (100 basis points), and assuming other variables had remained constant, it is estimated that the Group’s finance income for 2022 would have decreased by approximately £45m (2021: increased by £1m). A 1% (100 basis points) movement in US Dollar interest rates would not have any impact to equity (2021: increase of £197m to equity). A 1% (100 basis points) movement in interest rates in relation to Pound Sterling or Euro is not deemed to have a material effect on equity.

	2022 Increase/(decrease) in income £m	2021 (Decrease)/increase in income £m
1% (100 basis points) increase in Pound Sterling interest rates	6	(13)
1% (100 basis points) increase in US Dollar interest rates	(32)	8
1% (100 basis points) increase in Euro interest rates	(18)	6
1% (100 basis points) increase in Swiss Franc interest rates	(1)	–

Contractual cash flows for non-derivative financial liabilities and derivative instruments

The following table provides an analysis of the anticipated contractual cash flows including interest payable for the Group’s borrowings on an undiscounted basis. Interest is calculated based on debt held at the balance sheet date without taking account of future issuance. Floating rate interest is estimated using the prevailing interest rate at the balance sheet date. Cash flows in foreign currencies are translated using spot rates at the balance sheet date.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 175

Notes to the Consolidated Financial Statements continued

At 31 December 2022	Borrowings £m	Interest on borrowings £m	Lease liabilities £m	Interest on lease liabilities £m	Trade payables and other liabilities not in net debt £m	Total £m
Due in less than one year	393	316	44	3	3,242	3,998
Between one and two years	830	291	36	2	9	1,168
Between two and three years	1,385	248	25	2	1	1,661
Between three and four years	694	230	21	1	1	947
Between four and five years	1,653	184	13	1	–	1,851
After five years	5,299	1,370	22	2	–	6,693
Gross contractual cash flows	10,254	2,639	161	11	3,253	16,318

At 31 December 2021
Due in less than one year	49	2	30	4	3,496	3,581
Between one and two years	–	–	22	3	2	27
Between two and three years	–	–	15	2	–	17
Between three and four years	–	–	13	2	–	15
Between four and five years	–	–	10	1	–	11
After five years	–	–	27	3	–	30
Gross contractual cash flows	49	2	117	15	3,498	3,681

The table below provides an analysis of the anticipated contractual cash flows for the Group’s derivative instruments, using undiscounted cash flows. Cash flows in foreign currencies are translated using spot rates at 31 December. The gross cash flows of foreign exchange contracts are presented for the purposes of this table although, in practice, the Group uses standard settlement arrangements to reduce its liquidity requirements on these instruments.

	2022		2021
	Receivables £m	Payables £m	Receivables £m	Payables £m
Foreign exchange contracts
Due in less than one year	5,476	(5,455)	1,852	(1,865)
Interest rate swap contracts
Due in less than one year	153	(198)	–	(13)
Between one and two years	173	(222)	12	(26)
Between two and three years	1,916	(2,009)	24	(26)
Between three and four years	573	(524)	28	(26)
Between four and five years	–	–	28	(26)
After five years	–	–	260	(221)
Gross contractual cash flows	8,291	(8,408)	2,204	(2,203)

26. Employee share scheme

Incentives in the form of shares are provided to employees under shares schemes. The fair value of equity-settled share schemes is calculated at the grant date using a fair value model and is charged to the income statement over the vesting period with a corresponding adjustment to the equity share-based payment reserve. At the end of each reporting period, the Group reviews its charge and revises it accordingly based on the number of shares expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate.

For cash-settled share-based payments, the fair value of service rendered is based on the fair value of the liability related to the share-based instrument granted.

Description of the Group’s plans

The Group operates a number of share-based payment schemes for Executive Directors and other employees which are predominantly equity-settled, however may be cash-settled in certain locations.

176 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

Haleon share plans

A description of the main share plans operated by the Group is included below:

Performance Share Plan

Under the Performance Share Plan, share awards are granted to Executive Directors and other employees at no cost. The percentage of each award that vests is based upon the performance of the Group over a defined measurement period with dividends reinvested during the same period. The performance conditions attached to each award are based on two measures over a three-year performance period. These are currently cumulative free cash flow (50%) and the ratio of net debt/Adjusted EBITDA (50%). In addition, an Environmental, Social and Governance (ESG) qualifier applies which can reduce the level of the overall vesting by up to 75%. The fair value of the awards is determined based on the closing share price prior to the day of grant.

Share Value Plan

Under the Share Value Plan, share awards are granted to certain employees at no cost. These awards generally vest after three years and there are normally no performance conditions attached. Haleon Ownership Awards (equivalent to 100 ordinary shares, or 50 ADS for US and Puerto Rico employees) were also granted under this plan in 2022 to all eligible permanent employees employed by Haleon on the date of demerger. The fair value of these awards is determined based on the closing share price prior to the day of grant and adjusted for expected dividend yield during the vesting period.

Share Save Plan and Share Reward Plans

The Share Save and Share Reward Plans are approved HMRC savings related plans made available to all UK employees who are employed on the invitation date.

Participants of the Company’s Share Save Plan may save up a monthly amount from their salaries, over a three-year period, which can be used to purchase shares in the Company at a predetermined price subject to the employee remaining in employment for three years after the grant date of the options (or such shorter period in respect of certain ‘good leaver’ conditions) and satisfying the monthly savings requirement.

Participants of the Share Reward Plan contribute up to a certain amount a month to purchase Haleon’s shares which the company then matches.

The total cost between each of the relevant schemes is shown below:

Charge (£m)	2022
Performance Share Plan	6
Share Value Plan	11
Total	17

The Group has £2m of outstanding liabilities as at 31 December 2022 in relation to cash-settled awards.

The total number of awards (equivalent to ordinary shares) granted during the period between each of the relevant schemes is shown below:

Number of share awards ('000)[1]	2022
Performance Share Plan	12,719
Share Value Plan	38,845
Total	51,564

1	These awards were granted on 6 October 2022.

Fair value of awards

The following assumptions were used when determining the fair value of the awards:

2022 Grant
Share price at grant date	£2.74
Expected life	3 years
Expected dividend yield	1.59%

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 177

Notes to the Consolidated Financial Statements continued

Legacy GSK share plans

Incentives in the form of shares in the Group’s equity shareholder, GSK plc, were provided to employees under share award schemes until the demerger date. The share-based compensation charge for these schemes has been recorded in the income statement as selling, general and administration expenses of £61m (2021: £59m, 2020: £63m). This expense was incurred in the form of a charge from GlaxoSmithKline Services Unlimited, as calculated under IFRS 2. The share-based payment schemes that were operated prior to demerger have vested early with all Haleon participants treated as good leavers.

27. Acquisitions and disposals

Business combinations where common control exists at the time of the transaction are accounted for by adopting the principles of predecessor accounting. Such business combinations are accounted for by recognising all assets and liabilities acquired at their previous carrying values with effect from the beginning of the earliest period reported in the financial statements. No new goodwill arises from such transactions and the differences between the fair value of the consideration paid and the carrying value of assets and liabilities acquired is recorded within equity in the merger reserve.

Business combinations where common control does not exist before the transaction are accounted for using the acquisition accounting method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration transferred is measured at fair value and includes the fair value of any contingent consideration. Where the consideration transferred, together with the non-controlling interest, exceeds the fair value of the net assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill, denominated in the currency of the operation acquired.

The costs related to business combinations are charged to the income statement in the period in which they are incurred. Where not all the equity of a subsidiary is acquired the non-controlling interest is recognised either at fair value or at the non-controlling interest’s share of the net assets of the subsidiary, on a case-by-case basis.

Disposal groups are generally measured at the lower of their carrying value or fair value less costs to sell. Any gain or loss resulting from the disposal are recognised in the consolidated income statement.

Changes in the Group’s ownership percentage of subsidiaries are accounted for within equity.

2020

Business acquisitions

On 28 September 2020, the Group completed the acquisition of legal ownership of approximately 55% equity interests in the legal entity that holds the Hsinchu site in Taiwan from the Pfizer Group in a non-cash transaction, whereby the Group acquired the business as part of the completion of the formation of the Group from GSK and Pfizer on 31 July 2019. The Group measured the business at fair value.

Goodwill of £124m, which is not expected to be deductible for tax purposes, was recognised. The goodwill represents the potential for future synergies arising from combining the acquired businesses with the Group’s existing business together with the value of the workforce acquired.

The non-controlling interest for this acquisition recorded in the Group, calculated applying the proportionate interests’ method, represents the Pfizer Group’s share of the net assets of the Group, excluding goodwill.

The majority of the Hsinchu site’s revenue was generated through manufacturing of consumer health products for companies within the Group and was eliminated on consolidation. Therefore, the external revenue arising from the Hsinchu site since the acquisition on 28 September 2020 was immaterial and would remain immaterial if the business had been acquired at the beginning of the year. The business has been integrated into the Group’s existing activities and it is not practicable to identify the impact on the Group profit in the period.

178 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

The fair value of the assets acquired in business combinations, including goodwill, are set out in the table below.

Taiwan Hsinchu site business £m
Intangible assets	2
Property, plant and equipment	6
Inventory	5
Cash and cash equivalents	20
Other assets	6
Other liabilities	(21)
Non-controlling interests	(14)
Goodwill	124
Total	128

Consideration settled by shares in CHHL2	128
Cash consideration paid	–
Total consideration	128

2020

Business disposals

In 2020, the Group made several business disposals, resulting in the Group receiving net cash consideration of £221m. The business disposals mainly related to the divestment of EMEA rights of Thermacare, which was acquired from the Pfizer Group as part of its Consumer Healthcare business following the completion of the Pfizer Transaction on 31 July 2019 and was disposed of by the Group on 30 March 2020 to meet anti-trust requirements.

The gain on the disposals of businesses in the year of £69m was calculated as follows:

Total £m
Cash consideration received	221
Net assets sold:
Goodwill	(1)
Intangible assets	(125)
Property, plant and equipment	(12)
Inventory	(5)
Other net assets	(1)
(144)
Transaction costs	(8)
Total gain on disposal	69

28. Non-controlling interests

Non-controlling interests comprises equity interests in entities not attributable, directly or indirectly, to a parent. The Group’s non-controlling interests are individually not material.

29. Post balance sheet events

On 2 March 2023 the Board declared a final dividend of 2.4 pence per ordinary share for a total amount of £222m. Subject to shareholder approval at the Company’s AGM, this dividend will be paid on 27 April 2023 to holders of ordinary shares and ADRs on the register as of 17 March 2023. The dividend will be paid out of retained profits.

To further optimise its capital structure, on 2 March 2023, the Group announced that it would exercise its option to redeem at par the $300m of Callable Floating Rate Senior Notes due 2024 on 24 March.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 179

Notes to the Consolidated Financial Statements continued

30. Subsidiaries

Accounting policy

A subsidiary is an entity directly or indirectly controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the activities that affect the Company’s returns and exposure or rights to variable returns from the entity.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original acquisition and the non-controlling shareholder’s share of changes in equity since the date of the acquisition. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

No subsidiaries are excluded from the Group consolidation.

List of subsidiaries

A full list of the Company’s subsidiaries (as defined in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008) as at 31 December 2022 is detailed below:

Company name	Effective % Ownership	Security	Registered address
Wholly owned subsidiaries
Alacer Corp[2]	100%	Common	Corporate Service Company d/b/a CSC - Lawyers Incorporating, Service, 2710 Gateway Oaks Drive, Suite 150N, Sacramento, California 95833-3505, United States
Block Drug Company, Inc.[2]	100%	Common	Corporation Service Company, Princeton South Corporate Center, Suite 160, 100 Charles Ewing Blvd, Ewing NJ 08628, United States
Block Drug Corporation	100%	Common	Corporation Service Company, Princeton South Corporate Center, Suite 160, 100 Charles Ewing Blvd, Ewing NJ 08628, United States
Consumer Healthcare Holdings Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Consumer Healthcare Intermediate Holdings Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Duncan Consumer Healthcare Philippines Inc	100%	Common	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines
Ex-Lax, Inc.	100%	Common	Corporation Service Company Puerto Rico Inc.c/o RVM Professional Services, LLC, A4 Reparto Mendoza, Humacao, 00791, Puerto Rico
Ferrosan (No.2) AB	100%	Ordinary	Vetenskapsvagen 10, SE-191 90, Sollentuna, Sweden
Ferrosan ApS	100%	A Shares; B Shares	Delta Park 37, 2665, Vallensbæk Strand, Denmark
Ferrosan S.R.L. (In Liquidation)	100%	Registered Capital	178/C Calea Turzii, Cluj-Napoca, Cluj County, Romania
Glaxo Wellcome Ceylon Limited	100%	Ordinary, Ordinary B	121 Galle Road, Kaldemulla, Moratuwa, Sri Lanka
GlaxoSmithKline Asia Private Limited[2]	100%	Equity	Patiala Road, Nabha 147201, Dist Patiala, Punjab, India
GlaxoSmithKline Brasil Produtos para Consumo e Saude Ltda	100%	Quotas	Av das Americas, 3500, 4th floor, rooms 407-420, Rio de Janeiro, RJ, 22621-000, Brazil
GlaxoSmithKline Consumer Healthcare (China) Co. Ltd[2]	100%	Registered Capital	Room 506, No.1 Shen’gang Boulevard, Lin-gang Special Area of China Pilot Free Trade Z, Shanghai, Shanghai, 200000, China

180 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

Company name	Effective % Ownership	Security	Registered address
GlaxoSmithKline Consumer Healthcare (Hong Kong) Limited	100%	Ordinary	23/F., Tower 6, The Gateway, 9 Canton Road, Tsimshatsui, Kowloon, Hong Kong
GlaxoSmithKline Consumer Healthcare (Thailand) Limited	100%	Ordinary	13th Floor, Unit 13.06, Wave Place Building, 55 Wireless Road, Lumpini Sub-district, Pathumwan District, Bangkok, 10330, Thailand
GlaxoSmithKline Consumer Healthcare (UK) (No.1) Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GlaxoSmithKline Consumer Healthcare (UK) IP Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GlaxoSmithKline Consumer Healthcare AB	100%	Ordinary	Hemvärnsgatan 9, P.O. Box 516, 169 29, Solna, Sweden
GlaxoSmithKline Consumer Healthcare Aps	100%	Ordinary	Delta Park 37, 2665, Vallensbæk Strand, Denmark
GlaxoSmithKline Consumer Healthcare Colombia SAS	100%	Ordinary	Carrera 7 No. 113 - 43 Piso 4, Colombia
GlaxoSmithKline Consumer Healthcare Czech Republic s.r.o.	100%	Ordinary	Hvezdova 1734/2c, Prague, 4 140 00, Czech Republic
GlaxoSmithKline Consumer Healthcare Finance Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GlaxoSmithKline Consumer Healthcare Finance No.2 Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GlaxoSmithKline Consumer Healthcare Finland Oy	100%	Ordinary	Energiakuja 3, Helsinki, 00180, Finland
GlaxoSmithKline Consumer Healthcare GmbH	100%	Ordinary	Schottenring 25, Wien, 1010
GlaxoSmithKline Consumer Healthcare GmbH & Co. KG2	100%	Partnership Capital	Barthstr. 4, 80339, München, Germany
GlaxoSmithKline Consumer Healthcare Hellas Single Member Societe Anonyme	100%	Ordinary	274 Kifissias Avenue Halandri, Athens, 152 32, Greece
GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited[2]	100%	A Shares; B Shares; Preference shares; Deferred shares	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GlaxoSmithKline Consumer Healthcare Holdings Limited[2]	100%	A Shares, B Shares, C Shares	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GlaxoSmithKline Consumer Healthcare Investments (Ireland) (No 3) Limited (In Liquidation)	100%	Ordinary	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland
GlaxoSmithKline Consumer Healthcare Japan K.K.	100%	Ordinary	1-8-1 Akasaka Minato-ku, Tokyo, Japan
GlaxoSmithKline Consumer Healthcare Korea Co., Ltd.	100%	Ordinary	9F LS Yongsan Tower, 92 Hangang-daero, Yongsan-gu, Seoul, 04386, Korea, Republic of
GlaxoSmithKline Consumer Healthcare Mexico, S. De R.L. de C.V.	100%	Ordinary, Ordinary Variable	Boulevard Adolfo Ruiz Cortines No. 3720, Torre 3 Piso 11, Colonia Jardines del Pedregal, Alcaldía Alvaro Obregón, Ciudad de México, C.P. 01900, Mexico
GlaxoSmithKline Consumer Healthcare Norway AS	100%	Ordinary	Drammensveien 288, Lysaker, 1326, Norway
GlaxoSmithKline Consumer Healthcare Philippines Inc	100%	Common	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines
GlaxoSmithKline Consumer Healthcare Pte. Ltd.[2]	100%	Ordinary	23, Rochester Park #03-02, Singapore, 139234, Singapore
GlaxoSmithKline Consumer Healthcare S.A.	100%	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, 28760, Madrid, Spain
Haleon Italy S.r.l. (formerly known as GlaxoSmithKline Consumer Healthcare S.r.l)[3]	100%	Ordinary	Via Zambeletti snc, Baranzate, 20021, Milan, Italy
GlaxoSmithKline Consumer Healthcare Saudi Limited	100%	Ordinary	603 Salamah Tower, 6th Floor, Madinah Road, Al-Salamah District, Jeddah 21425, Saudi Arabia
GlaxoSmithKline Consumer Healthcare Sdn. Bhd.	100%	Ordinary	Lot 89, Jalan Enggang, Ampang / Hulu Kelang Industrial Estate, Selangor Darul Ehsan, 68000 Ampang, Malaysia

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 181

Notes to the Consolidated Financial Statements continued

Company name	Effective % Ownership	Security	Registered address
GlaxoSmithKline Consumer Healthcare Slovakia s. r. o.	100%	Ownership Interests	Galvaniho 7/A, Bratislava, 821 04, Slovakia
GlaxoSmithKline Consumer Healthcare South Africa (Pty) Ltd	100%	Ordinary	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa
GlaxoSmithKline Consumer Healthcare Sp. z.o.o.	100%	Ordinary	Ul. Grunwaldzka 189, 60-322, Poznan, Poland
GlaxoSmithKline Consumer Healthcare Sri Lanka Holdings Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GlaxoSmithKline Consumer Healthcare SRL	100%	Ordinary	1-5 Costache Negri Street, Opera Center One, 6th floor (Zone 2), District 5, Bucharest, Romania
GlaxoSmithKline Consumer Healthcare ULC / GlaxoSmithKline Soins De Sante Aux Consommateurs SRI	100%	A Class Preference, Common	595 Burrard Street, Suite 2600 Three Bentall Centre, P.O. Box 49314 Vancouver BC V7X 1L3, Canada
GlaxoSmithKline Consumer Healthcare Vietnam Company Limited	100%	Charter capital	Floor 16, Metropolitan, 235 Dong Khoi, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam
GlaxoSmithKline Consumer Healthcare, Produtos para a Saude e Higiene, Lda	100%	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal
GlaxoSmithKline Consumer Private Limited	100%	Equity	Patiala Road, Nabha 147201, Dist Patiala, Punjab, India
GlaxoSmithKline Costa Rica S.A.	100%	Ordinary	Oficentro Terracampus, Edificio, Uno, Quinto Piso Autopista Florencio del Castillo, kilometro siete, Cartago, La Unión San Diego, Costa Rica
GlaxoSmithKline Dungarvan Limited	100%	Ordinary	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland
GlaxoSmithKline Healthcare AO	100%	Ordinary	Premises III, Room 9, floor 6, Presnenskaya nab. 10, 123112, Moscow, Russian Federation
GlaxoSmithKline Healthcare Ukraine O.O.O.	100%	Ownership Interests	Pavla Tychyny avenue, 1-V, Kiev, 02152, Ukraine
GlaxoSmithKline Limited	100%	Ordinary	Likoni Road, PO Box 78392, Nairobi, Kenya
GlaxoSmithKline Panama S.A.	100%	Ordinary	Urbanizacion Industrial Juan D, Calles A Y B, Republic of Panama, Panama
GlaxoSmithKline Paraguay S.A.	100%	Ordinary	Oficial Gilberto Aranda 333, Planta Alta casi Salvador del Mundo, Asuncion, Paraguay
GlaxoSmithKline Santé Grand Public	100%	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France
GlaxoSmithKline Technology (Taizhou) Co., Ltd	100%	Registered Capital	Room 708 in Building D, Phase II of New Drug Innovation Base, Taizhou, Jiangsu Province, 225300, China
GlaxoSmithKline Tuketici Sagligi Anonim Sirketi	100%	Nominative	Büyükdere Caddesi No. 173, 1.Levent Plaza B Blok, 1.Levent, Istanbul, 34394, Turkey
GlaxoSmithKline-Consumer Kft.	100%	Membership Interests	H-1124, Csorsz utca 43, Budapest, Hungary
GSK Bangladesh Private Limited	100%	Ordinary	K-248/1 Dewalibari, Konabari, Gazipur-1700, Bangladesh, Gazipur, 1700, Bangladesh
GSK Canada Holding Company Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GSK CH Caricam Sociedad de Responsabilidad Limitada	100%	Participation interests	Urbanizacion Industrial Juan D, Calles A Y B, Republic of Panama, Panama
GSK CH Kazakhstan LLP	100%	Charter capital	32 A Manasa Str., Bostandyk District, Almaty, 050008, Kazakhstan
GSK Consumer Healthcare Capital NL B.V.	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, United Kingdom
GSK Consumer Healthcare Capital UK PLC[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GSK Consumer Healthcare Chile SpA	100%	Interests share	Av. Andrés Bello N°2687, 25th floor, Las Condes, Chile

182 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

Company name	Effective % Ownership	Security	Registered address
GSK Consumer Healthcare Egypt Limited	100%	Ordinary	North 90th street, Boomerang building, 5th District, Cairo, Egypt
GSK Consumer Healthcare Egypt LLC	100%	Quotas	North 90th street, Boomerang building, 5th District, Cairo, Egypt
GSK Consumer Healthcare Holdings (No.1) Limited[2]	100%	Non-voting preference shares; Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GSK Consumer Healthcare Holdings (No.3) Limited[2]	100%	Non-voting preference shares; Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GSK Consumer Healthcare Holdings (No.4) Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GSK Consumer Healthcare Holdings (No.5) Limited[4]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GSK Consumer Healthcare Holdings (No.6) Limited[4]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GSK Consumer Healthcare Holdings (No.7) Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GSK Consumer Healthcare Holdings (No.8) Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GSK Consumer Healthcare Insurance Limited	100%	Ordinary	Dorey Court, Admiral Park, St Peter Port, GY1 4AT, Guernsey
GSK Consumer Healthcare Israel Ltd	100%	Ordinary	25 Basel Street, Petech Tikva 49510, Israel
GSK Consumer Healthcare Levice s.r.o.	100%	Ordinary	Priemyselny Park Gena, Ul. E. Sachsa 4-6, 934 01, Levice, Slovakia
GSK Consumer Healthcare Peru S.R.L	100%	Ordinary	Av Jorge Basadre 349, piso 5,San Isidro, Lima, 05W-109, Peru
GSK Consumer Healthcare SARL[2]	100%	Ordinary	Route de I’Etraz, 1197 Prangins, Switzerland
GSK Consumer Healthcare Schweiz AG	100%	Ordinary	Suurstoffi 14, 6343, Rotkreuz, Switzerland
GSK Consumer Healthcare Singapore Pte. Ltd.[2]	100%	Ordinary	23, ROCHESTER PARK #03-02, Singapore, 139234, Singapore
GSK Consumer Healthcare Trinidad and Tobago Limited	100%	Ordinary	5th Floor Algico Plaza, 91-93 St. Vincent Street, Port of Spain, Trinidad and Tobago
GlaxoSmithKline Consumer Healthcare (US) IP LLC	100%	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
GlaxoSmithKline Consumer Healthcare Holdings (US) LLC[2]	100%	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
GlaxoSmithKline Consumer Healthcare L.L.C.[2]	100%	LLC Interests	Corporation Service Company, 2595 Interstate Drive Suite 103, Harrisburg PA 17110, United States
GSK Consumer Health, Inc.	100%	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
GSK Consumer Healthcare Capital US LLC[2]	100%	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
GSK Consumer Healthcare Holdings (US) Inc.[2]	100%	Preferred, Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
GSK Consumer Healthcare Holdings No. 2 LLC[2]	100%	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
GSK Consumer Healthcare Services, Inc.	100%	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 183

Notes to the Consolidated Financial Statements continued

Company name	Effective % Ownership	Security	Registered address
GSK New Zealand Holding Company Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon (Suzhou) Technology Co (formerly GlaxoSmithKline (Suzhou) Trading Co., Ltd)	100%	Registered Capital	Second floor of the Administrative building, No. 669, Gangpu, Guoxiang Street, Wuzhong Economic Development Zone, Suzhou
Haleon UK Export Limited (formerly GSK Consumer Healthcare Export Limited)[7]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon Australia Pty Ltd (formerly GlaxoSmithKline Consumer Healthcare Australia Pty Ltd)	100%	Ordinary	Level 48, 8 Parramatta Square, 10 Darcy Street, Parramatta, Sydney NSW 2150, Australia
Haleon Belgium N.V. (formerly GlaxoSmithKline Consumer Healthcare S.A.)[3]	100%	Ordinary	Site Apollo, Avenue Pascal 2-4-6, Wavre, 1300, Belgium
Haleon Germany GmbH (formerly GlaxoSmithKline Healthcare GmbH) [2]	100%	Ordinary	Barthstr. 4, 80339, München, Germany
Haleon Intermediate Holdings Limited[1,2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, United Kingdom
Haleon Ireland Limited (formerly GlaxoSmithKline Consumer Healthcare (Ireland) Limited)[3]	100%	Ordinary	12 Riverwalk, Citywest Business Campus, Dublin 24, Ireland
Haleon Netherlands B.V. (formerly GlaxoSmithKline Consumer Healthcare B.V.)[3]	100%	Ordinary	Van Asch van Wijckstraat 55G, 3811 LP, Amersfoort, Netherlands
Haleon New Zealand ULC (formerly GlaxoSmithKline Consumer Healthcare New Zealand ULC)	100%	Ordinary	Level 1, 1.04, 12 Madden Street, Auckland, 1010, New Zealand
Haleon UK Enterprises Limited (formerly PRISM PCH Limited)[2]	100%	Voting shares	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Research Limited (formerly SmithKline Beecham Research Limited)	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Services Limited (formerly GlaxoSmithKline Consumer Healthcare Overseas Limited)[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Trading Limited (formerly GlaxoSmithKline Consumer Healthcare (UK) Trading Limited)[2,3]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Trading Services Limited (formerly GlaxoSmithKline Consumer Trading Services Limited)[2,3]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Iodosan S.p.A.	100%	Ordinary	Via Zambeletti snc, Baranzate, 20021, Milan, Italy
Kuhs GmbH	100%	Ordinary	Barthstr. 4, 80339, München, Germany
N.C.H. - Nutrition Consumer Health Ltd	100%	Ordinary	14 Hamephalsim St, Petach Tikva, Israel
P.T. Sterling Products Indonesia	100%	A Shares; B Shares	Pondok Indah Office Tower 5 Level 12, Suite 1201, Jalan Sultan Iskandar Muda Kav. V-TA, Pondok Pinang, Jakarta Selatan 12310, Indonesia
PF Consumer Taiwan LLC	100%	Interests	The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, WILMINGTON DE 19801, United States
PF Consumer Healthcare B.V.[2]	100%	Class A, Class B	Van Asch van Wijckstraat 55G, 3811 LP Amersfoort, Netherlands
PF Consumer Healthcare Brazil Importadora e Distribuidora de Medicamentos Ltda	100%	Quota	Barueri, at Avenida Ceci, No.1900, Block III, Part 67, Tambore District, Sao Paulo, 06460, Brazil
PF Consumer Healthcare Canada ULC / PF Soins De Sante SRI	100%	Common	595 Burrard Street, Suite 2600 Three Bentall Centre, P.O. Box 49314 Vancouver BC V7X 1L3, Canada
PF Consumer Healthcare Holding B.V.	100%	Ordinary	Van Asch van Wijckstraat 55G, 3811 LP Amersfoort, Netherlands
Pfizer Consumer Manufacturing Italy S.r.l.[3]	100%	Quotas	90, Via Nettunese, 04011, Aprilia (Prov. di Latin), Italy
Pfizer Laboratories PFE (Pty) Ltd.	100%	Common	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa

184 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

Company name	Effective % Ownership	Security	Registered address
Pfizer PFE Colombia S.A.S	100%	Common	Carrera 7 No. 113 - 43 Piso 4, Colombia
PT Haleon Indonesia Trading (formerly PT GSK Consumer Healthcare Indonesia)	100%	Ordinary	Pondok Indah Office Tower 5 Level 12, Suite 1201, Jalan Sultan Iskandar Muda Kav. V-TA, Pondok Pinang, Jakarta Selatan 12310, Indonesia
PT. Bina Dentalindo (In Liquidation)	100%	Ordinary	Gedung Graha Ganesha Lantai 3, Jl Raya Bekasi Km 17, No5, Jakarta Timur 13930, Indonesia
SmithKline Beecham S.A.	100%	Ordinary	Ctra de Ajalvir Km 2.500, Alcala de Henares, 28806, Madrid, Spain
Stafford-Miller (Ireland) Limited[2]	100%	Ordinary	Clocherane, Youghal Road, Dungarvan, Co. Waterford, Ireland
Stafford-Miller Limited (In Liquidation)	100%	Ordinary	55 Baker Street, London, W1U 7EU, United Kingdom
Sterling Drug (Malaya) Sdn Berhad	100%	Ordinary	Lot 89, Jalan Enggang, Ampang / Hulu Kelang Industrial Estate, Selangor Darul Ehsan, 68000 Ampang, Malaysia
Sterling Products International, Incorporated	100%	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Stiefel Consumer Healthcare (UK) Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, United Kingdom
Stiefel Laboratories (Ireland) Limited (In Liquidation)	100%	Ordinary	Finisklin Business Park, County Sligo, Ireland
Treerly Health Co., Ltd	100%	Registered Capital	Unit 01A, Room 3901, No 16. East Zhujiang Road, Tianhe District, Guangzhou City, the PRC, China
Wyeth Pharmaceutical Co. Ltd[2]	100%	Partnership Interest	4 Baodai West Road, Suzhou, Jiangsu Province, 215128, China
Wyeth Pharmaceuticals Company	100%	Partnership Interests	Corporation Service Company Puerto Rico Inc.c/o RVM Professional Services, LLC, A4 Reparto Mendoza, Humacao, 00791, Puerto Rico

Subsidiaries where the effective interest is less than 100%

Company Name	Effective % Ownership	Security	Registered Address

Beecham Enterprises Inc	88.0%	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
GlaxoSmithKline Consumer Healthcare, L.P.[2]	88.0%	Partnership Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
GSK-Gebro Consumer Healthcare GmbH	50.0%	Ordinary	Bahnhofbichl 13, 6391 Fieberbrunn, Kitzbühel, Austria
Haleon Pakistan Limited (formerly GlaxoSmithKline Consumer Healthcare Pakistan Limited)[3]	85.8%	Ordinary	11-A, 11th Floor, Sky Tower (East Wing), Dolmen City, HC-3, Block 4, Scheme-5, Clifton, Karachi, Sindh 75600, Pakistan
Pfizer Biotech Corporation[2]	55.0%	Ordinary	24F, No. 66, Sec 1, Zhong Xiao W. Rd, Taipei 100, Taiwan
Sino-American Tianjin Smith Kline & French Laboratories Ltd[2]	55.0%	Ordinary	Cheng Lin Zhuang Industrial Zone, Dong Li District, Tianjin, 300163, China
SmithKline Beecham (Private) Limited	99.7%	Ordinary	World Trade Center, Level 34, West Tower, Echelon Square, Colombo 1, Sri Lanka

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2022 185

Notes to the Consolidated Financial Statements continued

The following UK subsidiaries will take advantage of the audit exemption set out in the Companies Act 2006 for the year ended 31 December 2022. Unless otherwise stated, the undertakings listed below are owned, either directly or indirectly, by the Company.

Name	Company Number
GlaxoSmithKline Consumer Healthcare Sri Lanka Holdings Limited	9400298
GlaxoSmithKline Consumer Healthcare (UK) (No.1) Limited	00753340
GSK New Zealand Holding Company Limited	12342879
GSK Consumer Healthcare Holdings (No. 4) Limited	13401336
GSK Consumer Healthcare Holdings (No. 6) Limited	13401308
GSK Consumer Healthcare Holdings (No. 8) Limited	13434151
GSK Consumer Healthcare Holdings (No. 5) Limited	13401372

1	Directly held by Haleon plc.
2	Principal subsidiary of the Group as at 31 December 2022.
3	The Company changed its name during the period between demerger date and 1 March 2023. The former name of the Company is included in brackets. The Group has a programme of action to rename and harmonise all legal entity names to reflect the Haleon brand.

186 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

This page is intentionally left blank

Haleon Annual Report and Form 20-F 2022 187

This page is intentionally left blank

188 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

This page is intentionally left blank

Haleon Annual Report and Form 20-F 2022 189

This page is intentionally left blank

190 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

This page is intentionally left blank

Haleon Annual Report and Form 20-F 2022 191

This page is intentionally left blank

192 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

This page is intentionally left blank

Haleon Annual Report and Form 20-F 2022 193

This page is intentionally left blank

194 Haleon Annual Report and Form 20-F 2022	Financial Statements

Strategic Report	Corporate Governance	Financial Statements	Other Information

Other
Information

				Julien
				Site Director

Julien is Site Director for our Aprilia site in Italy where we currently run the packaging operations for Voltaren.Sold in 87 countries and used by more than 40m households globally, Voltaren is the number one topical pain relief brand and is often the most highly recommended brand in its category by the relevant Health Professionals.

Contents

Directors’ Report	196	Shareholder information	219
Streamlined Energy and		Tax information for shareholders	219
Carbon Reporting	199	Summary of significant corporate
Group Information	201	governance differences from
History and development of the Group	201	NYSE listing standards	221
Risk factors	202	Purchases of equity securities by the
Director and Executive Team shareholdings		Company and affiliated purchasers	221
	211	Dividend history	222
Executive Director benefits upon		Shareholder profiles	222
termination of office	211	Exhibits	224
Disclosure controls and procedures	211	Form 20-F cross reference guide	226
Management's report on internal		Forward-looking statements	228
control over financial reporting	211	Glossary	229
Property, plant and equipment	211	Useful information	230
Change in certifying accountant	211	Investor information	230
Description of securities other		Contacts	231
than equity securities	213
Articles of Association	214
Material contracts	216

Other Information	Haleon Annual Report and Form 20-F 2022 195

Directors’ Report

This Directors’ Report contains information to be given in accordance with the Companies Act 2006. Relevant information below, which is contained elsewhere in this Annual Report, is incorporated by cross reference.

Our Code is published on our website www.haleon.com

Group subsidiaries

As a Group that operates globally, Haleon’s operations and activities are carried out by subsidiaries, branches and scientific/representative offices established under the laws of many jurisdictions. A full list of subsidiaries is provided at Note 30 of the Financial Statements from page 180.

Directors’ powers

The Directors may exercise all the powers of the Company, subject to the Articles of Association (Articles), legislation and regulation. This includes the ability, subject to shareholder approval at Haleon’s AGM each year, to exercise the authority to allot or purchase the Company’s shares. Further details of the powers of the Directors can be found in the Articles of Association from page 214.

Conflicts of interest

Under the Articles and as permitted by the Companies Act, the Board may authorise any matter which would otherwise involve a Director breaching their duty to avoid conflicts of interest and may attach to any such authorisation such conditions and/or restrictions as the Board deems appropriate (including in respect of the receipt of information or restrictions on participation at certain Board meetings), in accordance with the Articles. The Board has a formal system for Directors to declare such situations to be considered for authorisation by those Directors who have no interest in the matter being considered. Situations considered by the Board and authorisations given are recorded in the Board minutes and in a register of conflicts maintained by the Company Secretary and are reviewed annually by the Board. The Board believes that this system operates effectively.

Insurance and indemnities

The Company maintained directors’ and officers’ liability insurance cover during the period of this Annual Report. Each Director also benefits from an indemnity provided by the Company in respect of any proceedings brought by third parties against them personally in their capacity as Directors.

Code of Conduct

Our Code of Conduct (Code) applies to the Board and Executive Team, employees and contingent workers and complies with the NYSE rules as set out in Section 406 of the US Sarbanes-Oxley Act 2002. Further details on our Code are set out in the Strategic Report on pages 16 and 25, and the Board’s oversight of the Code is set out on page 75.

>> Our Code is published on our website www.haleon.com

Future business developments of the Group

Details of these are set out in the Strategy section from page 37.

Shares

As at 31 December 2022, the Company had 9,234,573,831 ordinary shares of £0.01 each and 25,000,000 non-voting preference shares of £1.00 each in issue. No shares were held in Treasury. There are no special control rights or restrictions on share transfers or limitations on the holding of any class of shares. Further information relating to the Company’s ordinary shares and non-voting preference shares (including the rights and obligations attached to such shares) can be found in Articles of Association from page 214.

Prior to demerger, Haleon received shareholder approval to make market purchases of its own shares up to a maximum number representing 10% of its issued share capital, subject to customary limitations on the minimum price applicable to each purchase. During the year, the Company did not purchase any of its own shares. A resolution seeking shareholder authority for the purchase of the Company’s shares will be put to shareholders at the AGM to be held in April 2023.

Dividends and dividend policy

For the period from demerger to 31 December 2022, there have not been any dividends paid in respect of the Company’s ordinary shares. Information about the dividends paid in respect of the Company’s non-voting preference shares and relating to the Group’s dividends paid prior to demerger can be found in Note 10 to the Financial Statements on page 139.

On 2 March 2023, in respect of trading since demerger to 31 December 2022, the Company declared a final dividend of 2.4 pence per ordinary share, which will be paid, subject to shareholder approval, following the Company’s AGM.

Subject to Board approval, dividends are expected to be paid half-yearly with approximately one third of the dividend paid as an interim dividend following Haleon’s half year results and paid in October, and the balance paid as a final dividend, subject to shareholder approval following the Company’s AGM. Dividends are announced in pound sterling, with an equivalent US dollar amount paid in respect of the Company’s ADSs. Further information on the Company’s dividend policy can be found on page 11.

Financial risk management

The Group’s financial risk management objectives and policies, including its use of financial instruments, are set out in Note 25 to the Financial Statements from page 165.

196 Haleon Annual Report and Form 20-F 2022	Other Information

Strategic Report	Corporate Governance	Financial Statements	Other Information

Significant shareholders

As at 31 December 2022 the following persons had disclosed an interest in the issued ordinary share capital of the Company in accordance with the requirements of rules 5.1.2 or 5.1.5 of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules. The Company’s major shareholders have the same voting rights as other shareholders. The Company does not know of any arrangements the operation of which may result in a change in its control. No changes to major shareholdings were disclosed to the Company between 31 December 2022 and 10 March 2023.

The Company is a party to the Pfizer Relationship Agreement, the principal purpose of which is to regulate the continuing relationship between the Company and its controlling shareholder, Pfizer Inc., following demerger. Pfizer retains a significant interest in the Company including 32% of Haleon’s shares and thus of the voting rights of the Company. As a result, Pfizer possesses sufficient voting power to exercise significant influence over all matters requiring shareholder approval, including the election or removal of Directors and advisers, the declaration of dividends, whether to accept the terms of a takeover offer and other matters to be determined by the Haleon shareholders.

In addition, Pfizer has the right to nominate two persons to be appointed to the Board as representative Directors for so long as it continues to hold 20% or more of Haleon’s shares in issue and a right to nominate one person to be appointed to the Board as a representative Director for so long as it continues to hold less than 20% but at least 10% of Haleon’s shares in issue.

			Number of ordinary shares disclosed as a percentage
			of the Company’s issued share capital at:
	Date of latest disclosure	Number of ordinary	Date of latest disclosure
Shareholder	to the Company	shares disclosed	to the Company	31 December 2022
Pfizer	3 August 2022	2,955,063,626[1]	32%	32%
GSK and certain controlled undertakings of GSK	25 July 2022	1,195,320,110	12.94%	12.94%

[1] Pfizer holds its interest in ordinary shares and ADSs.

The Companies (Miscellaneous Reporting) Regulations 2018

Employee engagement

The below statement relates to our employees as defined in our glossary, and should be read in conjunction with our stakeholder, and people disclosures in the Strategic Report on pages 14 and 26, respectively, Section 172 Statement and workforce engagement disclosures from page 71, and other engagement disclosures in the Remuneration Committee Report from page 82.

During 2022, the key forms of engagement to provide information to our employees included a bi-weekly global email ‘Connecting Haleon’, intranet global news page, CEO-led global broadcasts, fireside chats on priority topics, internal social media channels, dedicated senior manager calls, as well as regional leadership calls and direct emails, videos and business function team meetings.

Employees have been consulted and given opportunities to express their views and concerns through participation in the annual employee engagement survey, performance check-ins, team meetings, townhalls, ERGs, and Q&As at each global broadcasts and fireside chats.

Employees have been made aware of the financial and economic factors affecting the performance of the Company through quarterly, CEO-led global broadcasts and emails from the CEO, internal social media updates, as well as functional and regional team meetings.

The Chair and Directors have engaged with employees through a number of means, including direct interactions, employee listening sessions with our Workforce Engagement Director and other opportunities held during the year to meet Executive Directors via video meetings or in person.

Engagement with suppliers, customers and others in a business relationship with Haleon

Our business relationships with our suppliers, customers and others are fundamental to our success. During the year, the Board considered matters related to them and had regard to the impact of decisions on them as detailed in the Section 172 Statement on page 71. The Board monitors relationships through a mixture of presentations, reports and direct engagement. Details of how relationships have been maintained throughout the year are set out in the Stakeholder engagement section on page 14.

Employment of disabled persons

Our commitment is to ensure our employee workforce reflects the diversity of the communities within which we operate, and we believe in the power of diversity as a source of competitive advantage. We are striving to create an inclusive environment in which everyone can contribute and feel a sense of belonging, are all understood and valued, treated fairly and equally, and supported to progress and thrive. We want our people to be able to be their authentic selves and, as a result, perform at their best. All employees must ensure an equitable and inclusive culture free of discrimination and encourage respectful and inclusive behaviour. Every effort is made to ensure that applications for employment from disabled employees are fully and fairly considered and that disabled employees have equal opportunities to training, career development and promotion.

Directors’ Report	Haleon Annual Report and Form 20-F 2022 197

Directors’ Report continued

Share plan details

2022 share awards and grants to employees

Our current policy is to settle the majority of awards or grants under the Company’s share plans with shares purchased in the market, however, the Company continues to review this policy. The Company’s share plans incorporate the Investment Association’s current guidelines on dilution. During the year, the Company satisfied its obligations under its share plans solely by the purchase of shares in the market, accordingly there has been no dilution from the awards made. As at 31 December 2022, there were 4,622,625 options outstanding, solely in respect of the Company’s HMRC approved all-employee Share Save Plan.

Employee benefit trusts (EBTs)

The Group operates EBTs for the benefit of employees and former employees. The EBTs purchase ordinary shares or ADSs in the market and release them to current and former employees in satisfaction of share awards. During 2022, the EBTs released 68 ordinary shares and nil ADSs. At 31 December 2022 the EBTs held 124,676 ordinary shares and 62,147 ADSs in the Company. The EBTs adopt a prudent approach to purchasing shares, using funds provided by the Group, based on expectations of future requirements.

The shares held by the nominee have been allocated to share plan participants on terms that entitle those participants to request or require the nominee to exercise the voting rights relating to those shares. The nominee exercises those votes in accordance with the directions of the participants. Shares that have not been allocated to share plan participants under such terms continue to be held by the EBT and although the trustee has the right to vote or abstain from exercising their voting rights in relation to those shares, it has a policy of not voting, which is in line with guidelines. The trustee also has the right to accept or reject any offer relating to the shares, in any way it sees fit.

Political donations

The Group does not make political contributions or sponsor political meetings, conferences, conventions, or events, as set out in our Anti-Bribery and Corruption Policy. In the year to 31 December 2022, the Group did not make any political contributions or provide any sponsorship.

In accordance with the Federal Election Campaign Act in the US, Haleon employees are able to make personal contributions to our US Political Action Committee (PAC). A PAC is a corporate or labour-based political committee that collects voluntary contributions from eligible US employees into a separate fund. In donating to the PAC, participating eligible employees are exercising their legal right to pool their resources and make political contributions, which are subject to strict limitations under US law. The fund is managed by a board of directors of participating employees from Haleon’s US operating company and makes contributions or expenditures in connection with Federal and State elections. The PAC is not controlled by Haleon. The operations of the Haleon PAC are reviewed regularly to ensure compliance with applicable US laws. Disclosure reports for the Haleon PAC can be viewed at www.fec.gov. In 2022, a total of $2,500 was donated to political organisations by the Haleon PAC.

English law requires prior shareholder approval for political contributions to political parties and independent election candidates as well as for any political expenditure. The definitions of political donations, political expenditure and political organisations used in the legislation are, however, quite broad. As a result, the definitions may cover legitimate business activities not in the ordinary sense considered to be political donations or political expenditure, nor are they designed to support any political party or independent election candidate. Therefore, notwithstanding our policy, and while we do not intend to make donations to any political parties or organisations, nor to incur any political expenditure, we will annually seek shareholder authorisation for any inadvertent expenditure as a precautionary measure to ensure that the Company and its subsidiaries do not inadvertently breach the legislation.

>>  See our Haleon positions on Anti-Bribery and Corruption and on political advocacy on our website www.haleon.com.

Significant agreements and change of control provisions

The Group is a party to the following arrangements which could be terminated upon a change of control of the Company (and/ or the Group’s UK and US debt issuing entities) and which are considered significant in terms of their potential impact on the business of the Group as a whole:

–  Each series of notes issued under the Euro Medium Term Note (EMTN) programme.

–  Each series of notes issued under the USD Note programme.

The notes contain a redemption or purchase upon change of control provision which, if triggered, allows note holders to exercise their option to require the UK and US debt issuing entities to redeem, or at such issuers’ options, to purchase, the notes and pay any accrued and unpaid interest due.

Further information on the notes issued and outstanding under the programmes as at 31 December 2022, including principal amount, currency denomination, applicable interest rates and maturity is available in Note 19 to the Financial Statements from page 149.

In addition, the Company is a party to the Pfizer Relationship Agreement, the principal purpose of which is to regulate the continuing relationship between the Company and its controlling shareholder, Pfizer, following demerger. This terminates upon Pfizer (or a member of its group) ceasing to hold at least 10% of Haleon’s ordinary shares. Throughout the period under review, the Company has complied with provisions and obligations in the Pfizer Relationship Agreement and, as far as the Company is aware, Pfizer has also complied. Further information on the Pfizer Relationship Agreement can be found on page 218.

198 Haleon Annual Report and Form 20-F 2022	Other Information

Strategic Report	Corporate Governance	Financial Statements	Other Information

Streamlined Energy and Carbon Reporting

In line with the requirements set out in the UK Government’s guidance on Streamlined Energy and Carbon Reporting (SECR), the table below represents Haleon’s energy use and associated carbon emissions from electricity and fuel in the UK and the rest of the world (ROW), calculated with reference to the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard. In our 2022 reporting period, the UK accounted for 4% of our global total energy use as well as 3% of our Scope 1 and 2 emissions, outlined in the table below.

>>   See Strategy from page 24

Carbon emissions from our Operations[3]	2020 Baseline year		2020 Total	2021		2021 Total	2022[1]		2022 Total	Third-party verification[2]
	UK	ROW	Global	UK	ROW	Global	UK	ROW	Global
Total Scope 1 emissions (thousands of tonnes CO2e, including on-site fuel use, fleet mileage and refrigerant losses)	2	55	57	3	57	60	3	52	55	Yes
Total Scope 2 emissions (location- based) (thousands of tonnes CO2e)	3	138	141	3	142	145	3	134	137	Yes
Total Scope 2 emissions (market-based) (thousands of tonnes CO2e)	–	32	32	–	15	15	–	7	7	Yes
Total Scope 1 & 2 emissions (location-based) (thousands of tonnes CO2e)	5	193	198	6	199	205	6	186	192	Yes
Total Scope 1 & 2 emissions (market-based) (thousands of tonnes CO2e)	2	87	89	3	72	75	3	59	62	Yes
Total Emissions offset (thousands of tonnes CO2e)[4]	–	–	–	–	–	–	–	9	9	Yes
Total Net Scope 1 & 2 emissions (market-based) (thousands of tonnes CO2e)[5]	2	87	89	3	72	75	3	50	53	Yes
Total energy consumed in our operations (GWh)	28	648	676	31	667	698	29	647	676	Yes
Total renewable energy consumed (GWh)	16	302	318	16	309	325	15	344	359	Yes
Total renewable electricity consumed (GWh)	16	285	301	16	289	305	15	314	329	Yes
Intensity Ratio
Emissions intensity (location-based) (tonnes of CO2e per tonne of production)[6]	–	–	–	0.16	0.58	0.54	0.15	0.55	0.51	No

1   For the 2022 reporting period we have used data from 1 December 2021 to 30 November 2022. Data for 2020 and 2021 was restated for estimates during those reporting periods. Scope of reporting is sites over which Haleon has full operational control. We also include our site at Jacarepaguá, Brazil, which is currently under the operational control of GSK until it transitions to Haleon’s operational control.

2   ‘Yes’ indicates the selected metrics were disclosed in respect of the 2022 reporting period and have been subject to limited assurance by DNV to ISAE 3000 (revised) standards. Methodologies for reporting are provided in our Basis of Reporting.

3   Carbon emissions are expressed in carbon dioxide equivalents (CO2e) reflecting the effective amount of CO2 generated by all gas emissions which add to the greenhouse effect and global warming. Carbon emissions have been calculated according to the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (updated with Scope 2 guidance). For further information on the methodologies used to calculate our emissions and energy metrics please see our Basis of Reporting.

4   Total amount of emissions offset by reduction or removal of carbon emissions in the same country in order to compensate for part of our carbon emissions.

5   This calculation takes the total emissions offset in the reporting year into account.

6   Emissions intensity is derived from the ratio of the total Scope 1 & 2 emissions (location-based) (tCO2e) from all sites where we have full operational control to the total metric tonnes of production in the reporting year. Jacarepaguá, Brazil, is not included in this calculation.

Energy efficiency action taken

In 2022, we focused on reducing our Scope 2 carbon emission footprint. As part of this, we invested c.£9m in procuring a solar farm in Guayama, Puerto Rico. In addition, we set up a long-term Power Purchase Agreement in Oak Hill, New York. In our 2022 reporting period, our solar electricity consumption increased by 47% versus 2021. Combined with procuring renewable electricity certificates and a modest amount of offsets to cover in-house, fossil-powered electricity generation, we have achieved our 100% renewable electricity goal at sites we own and control. To increase our capacity to generate renewable electricity ourselves, we now have solar panels installed at 12 out of 24 manufacturing sites, and more are in the pipeline. We spent more than £1m on energy reduction projects and began redesigning our sites’ energy strategy by developing our technology roadmap to decarbonise our energy mix and reduce our Scope 1 carbon emissions. This new strategy, when implemented, will replace most of our fossil-fuelled boilers with electric ones to meet our 2030 goal of 100% net reduction in Scope 1 and 2 carbon emissions versus our 2020 baseline. We have allocated more than £20m to the decarbonisation fund in our capital planning process.

>>  See our Basis of Reporting at www.haleon.com

Streamlined Energy and Carbon Reporting (SECR)	Haleon Annual Report and Form 20-F 2022 199

Directors’ Report continued

Disclosure of information to the Auditor

For details see page 108.

Related party transactions

For details see page 144.

Research and development

For details see pages 19 and 20.

Going concern

An overview of the business activities of Haleon, including a review of the key business risks that the Group faces, is given in the Strategic Report on pages 56 to 60 and in Group information from page 202.

The scenarios considered and assessment made by the Directors with respect to the Company’s viability are set out on page 61.

The Directors have reviewed the Group’s cash flow forecasts, financial position and exposure to the Principal Risks and have formed the view that the Group will generate sufficient cash to meet its ongoing requirements for at least 12 months from the date the financial statements have been authorised. At 31 December 2022, the Group had cash and cash equivalents, net of bank overdrafts of £611m and undrawn credit facilities of $1.4bn and £1bn with initial maturity dates of September 2023 and September 2025, respectively. As a result, the Directors believe that it is appropriate to adopt the going concern basis of accounting in preparing the Group’s consolidated financial statements.

Compliance requirements under Listing Rule 9.8.4

The only matters to report in respect of Listing Rule 9.8,4 are in relation to contracts of significance (set out from page 216) and agreements with controlling shareholders (set out at pages 197, 198 and from page 216).

Directors’ Report

In addition to the information set out herein, this Directors’ Report incorporates by reference the following sections of this Annual Report:

–  Strategic Report

–  Corporate Governance

–  Statement of Directors’ responsibilities

–  Group Information, including Articles of Association and Material contracts

–  Note 29 to the Financial Statements (Post balance sheet events)

–  Shareholder Information

By order of the Board

Amanda Mellor

Company Secretary

Haleon plc

Registered in England and Wales, Company number 13691224

20 March 2023

200 Haleon Annual Report and Form 20-F 2022	Other Information

Strategic Report	Corporate Governance	Financial Statements	Other Information

Group information

History and development of the Group

Haleon was formed following its successful demerger from GSK on 18 July 2022. Prior to demerger, the Group had transformed since 2012 through progressive strategic M&A and divestments to create a world leader in consumer health.

The Group’s scale has greatly expanded through the successful combination of the legacy GSK consumer healthcare business with the Novartis consumer healthcare business in 2015, and the subsequent combination of this business with the Pfizer consumer healthcare business in 2019. In addition, the Group’s focus has been sharpened since 2012 through the progressive divestment of GSK’s nutritionals businesses and the divestment by the Group of non-strategic OTC brands including its programme of divestments of non-strategic and growth-dilutive brands (with aggregate net proceeds from divested brands of £1.1bn) during the period from 2019 to 2021. This deliberate strategy has resulted in a portfolio more focused on higher-growth categories, markets and channels. These transactions also provided a catalyst for a broader transformation of the Group.

Prior to its combination with the Novartis consumer healthcare business in 2015, GSK’s consumer healthcare business was already one of the world’s leading OTC and Oral Health companies with a long heritage in consumer health products dating back to the 18th century. The Group sold a range of leading OTC brands across Respiratory Health, Pain Relief, Digestive Health, Skin Health and Smokers’ Health, together with a strong portfolio of Oral Health brands. Geographically, the GSK consumer healthcare business had a strong presence in higher growth emerging markets in the Middle East, Africa and Asia, which complemented its businesses in Europe and North America.

On 2 March 2015, GSK and Novartis formed a consumer healthcare joint venture to combine the majority of GSK’s consumer healthcare business and all of Novartis’ OTC business. Novartis’ business provided GSK with a meaningful incremental presence in OTC. The combination added a leading portfolio of globally recognised consumer-preferred and expert-recommended brands in the Pain Relief, Respiratory Health, Smokers’ Health and Skin Health categories to the Group’s business.

In June 2018, GSK acquired Novartis’ shareholding in the GSK/ Novartis JV for $13bn, enabling GSK to take full operational and strategic control of the business.

On 31 July 2019, GSK completed a transaction with Pfizer to combine substantially all of GSK and Pfizer’s respective consumer healthcare businesses into a new world-leading consumer healthcare joint venture (the Pfizer Transaction). The transaction, which was transformational to the scale of the Group’s business, brought together two businesses with highly complementary geographic footprints and brand portfolios.

While the Group retained its strong European footprint, completion of the transaction also provided the Group with incremental geographical scale in the US, where it became the leader in OTC/VMS, and in China, where it became the leading OTC/VMS multinational. From a portfolio perspective, the transaction provided the Group with global leadership in the higher growth VMS market as well as a leading presence in the US Pain Relief market complementing the Group’s existing Pain Relief portfolio. Since completion of the Pfizer Transaction and prior to demerger, GSK owned 68% of the ordinary shares in the entity through which both GSK and Pfizer held their equity interests in the joint venture with Pfizer holding the remaining 32%.

Alongside integration of the Pfizer consumer healthcare business, the Group exited approximately 50 non-strategic and growth-dilutive OTC and skincare assets from 2019 to 2021 to raise £1.1bn of net proceeds. These disposals have further focused the business on higher-growth categories, markets and channels and thereby enhanced the growth profile of Haleon.

Group information	Haleon Annual Report and Form 20-F 2022 201

Group information continued

Risk factors

The Group has identified a broad range of risks relating to its business, the industry in which it operates and in connection with its separation from GSK. These risks are described below and, together with all other information contained in this Annual Report, should be carefully considered in evaluating the Group. The risks and uncertainties described below represent those we consider to be material as at the date of this Annual Report, with material risks being those to which senior management pay particular attention and which could cause the delivery of the Group’s strategy, financial condition, results of operations and/or prospects to differ materially from expectations. However, these risks and uncertainties are not the only ones facing the Group.

If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks relating to the Group’s business and industry
The Group operates in a highly competitive market

The Group faces substantial and increasing competition in all of its product categories and geographic markets. There are relatively low barriers to entry in certain product categories in many of the markets in which the Group operates (particularly in the VMS category) and accordingly the Group’s businesses compete with companies of all sizes on many different fronts, including cost-effectiveness, product effectiveness and quality, brand recognition and loyalty, technological innovations, consumer convenience, promotional activities, new product introductions and expansion into new markets and channels.

The Group expects to continue to see heightened activity from its competitors worldwide, including: (i) increasing and aggressive competition from smaller, high-growth companies which often operate on a regional basis, and may disrupt existing route-to-market models; (ii) increasing competition from multinational corporations moving for the first time into, or expanding or focusing their presence (whether through acquisitions, disposals, demergers or other means) in the global consumer healthcare market; (iii) continuing competition from “private label” products, which are brands sold exclusively by a particular retailer; and (iv) an increase in the introduction and aggressive marketing of new products in high demand healthcare areas.

Some of the Group’s competitors may conduct more effective advertising and promotion activities than the Group does, introduce competing products more quickly and/or respond more effectively to business and economic conditions and changing consumer preferences, including by launching innovative new products. If the Group is unable to anticipate the timing and scale of these threats across its markets or to successfully respond to them, then its brand loyalty may be harmed, it may lose market share and its business, prospects, results of operations and financial condition may be materially adversely affected.

The Group’s ability to execute its marketing and sales strategy is subject to challenges

As a consumer products business, the Group relies on a strategy of leveraging its existing brands and products to drive increased sales and profits. The successful implementation of this strategy depends on, among other things, the Group’s ability to: identify and offer competitively-priced products that appeal to evolving consumer preferences; formulate its strategy in response to these changing consumer preferences; innovate successfully on its existing products; and effectively utilise a range of distribution channels in its key markets.

Failure to execute this strategy successfully for any reason, including any reduction in consumer demand for the types of products which the Group offers due to changes in consumer lifestyle, environmental concerns, economic downturns or other considerations could have a material adverse effect on the Group’s business, prospects, financial condition and results of operations.

The Group’s business results are impacted by the Group’s ability to manage disruptions in the Group’s global supply chain

The Group is engaged in the manufacturing and sourcing of products and materials on a global scale. The Group’s operations and those of its suppliers, contract manufacturers and logistics providers have been and may continue to be disrupted by a number of factors, including, but not limited to: increased and/ or changing regulation, as well as regulatory compliance issues; environmental events, including natural disasters (such as fires, floods and earthquakes) and any potential effect of climate change; global shipping, logistics, transport and warehousing constraints, for example due to widespread health emergencies, such as COVID-19 or other pandemics or epidemics which may lead to delays in deliveries and constraints on shipping and logistics as a result of local lockdowns, such as lockdowns and more recently increased COVID-19 infection rates in China; global supply chain disruption impacting their suppliers; strikes and other labour disputes; cybersecurity failures or incidents; loss, impairment, closure or disruption of key manufacturing sites; loss of, or capacity constraints relating to, key suppliers or contract manufacturers; raw material and product quality or safety issues (see The Group may incur liabilities or be forced to recall products as a result of real or perceived product quality or other product-related issues on page 205); industrial accidents or other occupational health and safety issues; the impact on the Group’s suppliers of tighter credit or capital markets; the lack of availability, or retention, of qualified personnel; governmental incentives and controls (including exchange controls, import and export restrictions, such as new or increased tariffs, sanctions, quotas or trade barriers); acts of war (see The Group’s business may be impacted by the effects of Russia’s invasion of Ukraine on page 209) or terrorism, political unrest or uncertainty, fires or explosions, and other external factors over which the Group has no control; and increases in ingredient, commodity, utilities and oil prices.

202 Haleon Annual Report and Form 20-F 2022	Other Information

Strategic Report	Corporate Governance	Financial Statements	Other Information

While the product ranges of the Group’s leading brands are manufactured by multiple sources, some of the Group’s products are currently primarily manufactured at a single location and the loss of the use of all or a portion of any of these manufacturing facilities or the loss of the use of, or capacity constraints at, key suppliers in relation to the Group’s other products could impact the Group’s ability to provide these products.

In addition, the Group purchases certain raw and packaging materials from single-source suppliers or a limited number of suppliers and new suppliers may have to be qualified under industry, governmental and its own standards, which can require additional investment and take a significant period of time.

Although the Group has contingency plans in place, such as dual sourcing programmes and alternative supply arrangements, those plans may not be sufficient to mitigate manufacturing or supplier interruptions, and the Group may also be limited in its ability to pass on any increases in the prices it charges for its products as a result of fixed-price supply agreements or hedging arrangements.

A significant disruption to the manufacturing or sourcing of products or materials for any reason, including those mentioned above, could interrupt product supply and, if not remedied, could lead to litigation or regulatory action, product delistings by retailers, financial penalties, and reputational damage that could materially and adversely affect the Group’s business, results of operations and financial condition.

Increasing dependence on key retail customers, changes in the policies of the Group’s retail customers, the emergence of alternative retail channels and the rapidly changing retail landscape

The Group’s products are sold in a highly competitive global marketplace which has experienced increased trade concentration and the growing presence, in both traditional and digital operations, of large-scale retailers, including pharmacies, discounters and e- commerce retailers. The Group is increasingly dependent on certain retailers, and some of these retailers have and may continue to have greater bargaining strength than the Group does. For example, similar to its competitors, while the Group maintains relationships with a variety of significant retailers across its key markets, sales attributable to its top five largest retailers account for over half of the Group’s revenue in the US market.

The Group’s large-scale retail customers, including pharmacies, may use their leverage to demand higher trade discounts, allowances, display fees or increased investment, which could lead to reduced sales or profitability. The loss of a key retailer or a significant reduction in sales to a key retailer could materially and adversely affect the Group’s business, prospects, results of operations and financial condition. The Group’s business might also be negatively affected by the growing presence and bargaining strength of customers who operate internationally and retail buying alliances (horizontal alliances of retailers, retail chains or entire retailer groups that cooperate in pooling their resources) and the enhanced leverage that such alliances possess.

The Group has also been and may continue to be negatively affected by changes in the policies or practices of the Group’s retail trade and pharmacy customers, such as inventory de-stocking, limitations on access to shelf space, delisting of the Group’s products, or environmental, sustainability, supply chain or packaging initiatives and other conditions.

“Private label” products sold by the Group’s retail customers, which are typically sold at lower prices than branded products, are a source of competition for certain of the Group’s products. In addition, the retail landscape in many of the Group’s markets continues to evolve as a result of the rapid growth of e-commerce retailers (who are able to generate “private label” products and capitalise on access to data) and price comparison sites, changing consumer preferences (as consumers increasingly shop online), and, in certain categories (particularly VMS), the increased presence of alternative retail channels, such as subscription services, sales through social media platforms and direct-to-consumer businesses (especially those which specialise in rapid distribution). The strong growth in e-commerce and the emergence of alternative retail channels may create pricing and margin pressures and/or adversely affect the Group’s relationships with key retailers. If the Group is not able to successfully manage and adapt to these changes in the retail landscape, the Group’s business, prospects, results of operations and financial condition could be materially and adversely affected.

The Group may not be able to develop and commercialise new products effectively

The future growth of the Group is to a significant extent dependent on its ability to develop new products or new formulations of existing products. The Group’s ability to launch new products and to expand into adjacent categories, channels of distribution or markets is affected by whether the Group can successfully: identify, develop and fund technological innovations; obtain and maintain necessary intellectual property protection and avoid infringing intellectual property rights of others; obtain and maintain approvals and registrations of regulated products in the countries in which the Group has business operations; anticipate the needs and preferences of consumers and customers by, among other things, effectively utilising digital technology and marketing and data analytics to gain new commercial insights and develop or identify relevant products aligned to those preferences; and successfully compete to in-licence products.

The identification, development and introduction of innovative new products that drive incremental sales involves considerable time, costs and effort, as well as significant risk that any new product may not generate sufficient customer and consumer interest and sales to become a profitable product or to cover the costs of its development and promotion. New products must be developed to meet the Group’s own rigorous internal specifications, as well as the relevant regulatory and safety requirements imposed in our various markets. Each of these restrictions mean that a new product can fail to make it to market at any stage or do so in a cost-effective manner. In addition, new products that make it to market may not be accepted quickly or significantly in the marketplace.

Any failure to develop and commercialise new products in a timely fashion may lead to decreased market share, decreased revenue and/or increased R&D costs and, consequently, may materially and adversely affect the results of the Group’s operations and financial condition.

Group information	Haleon Annual Report and Form 20-F 2022 203

Group information continued

Risk factors continued

Failure to retain key talent or attract new talent

The Group relies upon a number of key executives and employees who have an in-depth understanding of the consumer health industry and the Group’s technologies, products, programmes, collaborative relationships and strategic goals. While the Group follows a disciplined, ongoing succession planning process and has succession plans in place for those individuals comprising our Board of Directors and our Executive Team (as set out on pages 64 to 67) (“Senior Management”) and other key executives, these do not guarantee that the services of qualified senior executives will continue to be available to the Group at all times. Competition for such talent is intense, and there can be no assurance that the Group will be able to continue to attract and retain such talent.

If the Group is unable to recruit, attract and retain talented, highly qualified Senior Management and other key people for any reason the Group’s business, prospects, results of operations and financial condition could be materially and adversely affected.

Damage to the Group’s reputation

Maintaining the Group’s strong reputation and trust with consumers and customers globally is critical to selling the Group’s branded products. Negative publicity, posts or comments on social media about the Group, its products, the ways it does business, threatened or pending litigation or regulatory proceedings, its public policy engagement, environmental, social and governance practices, including as they relate to diversity, equality and inclusion, the health, safety and welfare of employees or other stakeholders, or relations with its employees, or regulatory infractions, violations of sanctions or anti-bribery rules, whether or not deserved, could jeopardise the Group’s reputation and/or expose it to adverse press and social media attention. Whether true or untrue, such negative publicity, posts or comments on social media could damage the Group’s brands and its reputation and/or lead to boycotts of its products. Moreover, the Group’s reputation could be harmed as a result of inappropriate use of its branded products being promoted on social media and any associated negative publicity.

The Group’s reputation may also be adversely affected if third parties with whom the Group contracts (or an owner, acquirer or other related party of such), including its suppliers, manufacturers and customers, fail to maintain high ethical, social and environmental standards, comply with local laws and regulations or become subject to other negative events or adverse publicity. While the Group has policies and procedures for managing third-party relationships, it may not be possible to fully ensure that third parties adhere to the same standards and values as the Group or to replace third-party relationships in a timely and/or cost-effective manner.

Counterfeiting is a common issue for successful brands and has been amplified by the growth of e-commerce. Although the Group has an anti-counterfeiting programme in place, third parties continue to sell counterfeit versions of the Group’s products. These counterfeits are inferior in quality to the genuine Group products and may pose safety risks to consumers. Consumers of the Group’s brands could confuse the Group’s products with or purchase these counterfeit products. The consumption of inferior quality products, which consumers believe to be genuine (and, in some instances, may cause consumer safety issues) could also damage the reputation of the Group and its brands and lead to a reduction in market share.

Damage to the Group’s reputation or loss of consumer confidence in the Group’s products for these or any other reasons could materially and adversely affect the Group’s business, results of operations, cash flows and financial condition, as well as require resources to rebuild the Group’s reputation.

Failure to respond effectively to the challenges raised by climate change and other sustainability matters

Concern over climate change has increased the focus on the sustainability of practices and products in the market and may result in new or additional legal and regulatory requirements to reduce or mitigate the effects of climate change on the environment. Areas of focus relevant to the Group’s business include, among others, responsible sourcing and deforestation, the use of plastic, energy and water, the recyclability or recoverability of packaging, including single-use and other plastic packaging, and the use of certain materials, such as palm oil where the sourcing or environmental impact of the material can attract scrutiny. New or additional legal and regulatory requirements more stringent than the Group’s current legal and regulatory obligations and/or the Group’s existing practices and procedures may require the Group to revise its operations and supply chain management. There may also be financial impacts as governments implement taxation initiatives such as extended producer responsibility taxes or carbon taxes to help to recover the cost of managing plastic waste and the impacts of climate change. There may also be reputational impacts, including related impacts such as product delistings with customers or loss of preference with consumers, investors, employees or other stakeholders, should the Group fail, or be perceived to fail, to meet either its publicly stated sustainability goals or community expectations in relation to sustainability initiatives. For further information on the specific climate-related risks facing the Group, see Task Force on Climate-related Financial Disclosures from page 28. These developments may result in increased costs and disruption to the Group’s operations, and to loss of revenue, which could materially and adversely affect the Group’s business, results of operations, cash flows and financial condition.

The Group may not be able to sufficiently protect its intellectual property rights or avoid claims of infringement on the intellectual property rights of others

The Group relies on various types of intellectual property rights such as trade marks, patents, copyrights and designs, whether registered or unregistered, as well as unpatented proprietary knowledge and trade secrets, to protect its business. However, these rights do not afford complete protection against third parties’ claims and infringements, for example, due to territorial limitations on intellectual property protections in certain markets in which the Group operates. Additionally, there can be no assurance that third parties will not independently develop knowledge and trade secrets that are similar to the Group’s, or develop products or brands that compete effectively with the Group’s products and brands without infringing, misusing or otherwise violating any of the Group’s intellectual property rights.

The Group’s intellectual property rights may also be challenged in the future. In the event of such a challenge, the Group could incur significant costs to defend its intellectual property rights, even if it is ultimately successful. Additionally, there is a risk that the Group will not be able to obtain licences for the intellectual property rights necessary to support new product introductions and product innovations.

204 Haleon Annual Report and Form 20-F 2022	Other Information

Strategic Report	Corporate Governance	Financial Statements	Other Information

The Group also uses intellectual property rights in-licenced from licensors. The Group’s licences to such intellectual property rights may not provide exclusive or unrestricted rights in all fields of use and in all territories in which the Group may wish to develop or commercialise its products in the future, may restrict its rights to offer certain products in certain markets, and may not grant the Group full control over the maintenance, protection, enforcement or use of such intellectual property rights, leaving the Group reliant on the licensors to conduct such activities.

Further, the agreements under which the Group licences intellectual property rights from others are complex, and the provisions of such agreements may be susceptible to multiple interpretations. As such, resolution of any dispute relating to such contracts may be costly, time-consuming and ultimately narrow the scope of the Group’s rights to the intellectual property being licensed, or increase what the Group believes to be its financial or other obligations under the relevant agreement.

Infringement, misuse or other violation of any of the Group’s intellectual property rights, including by current or former employees, contractors or third parties, may dilute or diminish the value and goodwill of the Group’s brands and products in the marketplace, which could materially and adversely affect the Group’s results of operations and make it more difficult for the Group to maintain a strong market position, leading to a material and adverse effect on the Group’s business and results of operations.

The Group may incur liabilities or be forced to recall products as a result of real or perceived product quality or other product-related issues

Failure to comply with good manufacturing or good distribution practices and regulations, as well as other regulations in relation to product quality, throughout the Group’s in-house and contract manufacturing supply and distribution chains, could lead to product supply interruptions, product recalls or withdrawals, litigation and/or regulatory enforcement action and fines from regulators, despite employee training, promotion of a health and safety culture, and control measures and systems being in place that are designed to ensure that the safety and quality of the Group’s products is maintained. Additionally, products may be contaminated or tampered with during distribution or at stores. The Group is increasingly using new technology to enhance the manufacture and testing of its products, such as the deployment of new electronic documentation systems and advanced laboratory information management tools. Such technology is inherently susceptible to the threat of cyberattacks which pose an ongoing risk to the integrity of product quality data and its audit trail. The Group also continues to be reliant on third parties and is continuing to undertake a global network rationalisation programme to reduce the number of manufacturing sites it uses, both of which are factors that may increase the risks to safe and timely supply of products.

Product recalls or withdrawals arising as a result of real or perceived product quality or other product related issues, whether initiated on a voluntary basis or otherwise, can result in a range of adverse consequences to the Group, including lost sales, the requirement to hold increased inventories of substitute products, damaged relationships with regulators, loss of market share to competitors, adverse publicity and reputational harm, in addition to the direct costs of implementing any recall. Furthermore, such product quality or other product related issues also expose the Group to a significant risk of litigation, particularly product liability claims, and regulatory action (see Risks related to litigation, disputes and regulatory investigations from page 208).

Failure by the Group to manufacture its products in accordance with good manufacturing practices could have the potential to do significant damage to the Group’s reputation and materially and adversely affect the results of its operations and financial condition. In addition, if any of the Group’s competitors or customers supply faulty or contaminated products to the market, the Group’s industry could be negatively impacted, which in turn could have material adverse effects on the Group’s business.

A cyber security incident, data breach or a failure of a key information technology system

The Group relies extensively on information technology systems (IT Systems), including some which are managed, hosted, provided and/or used by third parties, including cloud-based service providers, and their vendors, in order to conduct its business.

Although the Group has a broad array of information security measures in place, the Group’s IT Systems, including those of third-party service providers with whom it has contracted, have been, and will likely continue to be, subject to computer viruses or other malicious codes, unauthorised access attempts, phishing and other cyber-attacks.

Cyber-attacks and other cyber incidents are occurring more frequently, are constantly evolving in nature, are becoming more sophisticated and are being made by groups, individuals and nation states with a wide range of expertise and motives. For example, the Group experienced an increase in cyber-attacks and other cyber incidents in the months before Russia’s invasion of Ukraine, and there is a heightened risk of further cyber-attacks, including from state actors (see The Group’s business may be impacted by the effects of Russia’s invasion of Ukraine on page 209). While the Group has implemented systems, monitoring and training to prevent cyber-attacks and other cyber-incidents from being successful, the Group cannot guarantee that its security efforts will protect against breaches or breakdowns of its, or its third-party service providers’, IT Systems since the techniques used in these attacks change frequently and may be difficult to detect for periods of time, and so such cyber-attacks may from time to time succeed. In addition, the Group cannot guarantee that it or its third-party service providers’ response to any such incidents will fully remedy the extent of the damage caused by these incidents. Although the Group has policies and procedures in place to ensure that all personal information collected by it or its third-party service providers is securely maintained, data breaches due to human error or intentional or unintentional conduct may still occur in future.

Furthermore, the Group periodically upgrades its IT Systems or adopts new technologies. If such an upgrade or new technology does not function as designed, does not go as planned or increases the Group’s exposure to a cyber-attack or cyber incident, it may adversely impact the Group’s business, including its ability to ship products to customers, issue invoices and process payments or order raw and packaging materials. If the Group were to suffer a significant loss or disclosure of confidential business or stakeholder information as a result of a breach of its IT Systems, including those of third-party service providers with whom it has contracted, or otherwise, the Group may suffer reputational, competitive and/or business harm, incur

Group information	Haleon Annual Report and Form 20-F 2022 205

Group information continued

Risk factors continued

significant costs and be subject to government investigations, litigation, fines and/or damages, which may materially and adversely impact the Group’s business, prospects, results of operations and financial condition.

While the Group has disaster recovery and business continuity plans in place, if its IT Systems were damaged, breached or were to cease to function properly for any reason or if they do not effectively resolve such issues on a timely basis, the Group may suffer interruptions in its ability to manage or conduct business as well as reputational harm, and may be subject to governmental investigations and litigation, any of which may materially and adversely impact the Group’s business, prospects, results of operations and financial condition.

The Group relies on third parties in many aspects of its business

Due to the scale and scope of the Group’s business, the Group relies on relationships with third parties, including its suppliers, contract manufacturers, distributors, contractors, commercial banks, joint venture partners and external business partners, for route to market and for certain administrative and other functions. If the Group is unable to effectively manage and maintain its third-party relationships, including its contractual arrangements, if such third parties fail to meet their obligations to the Group or if there are substantial disruptions in the relationships between the Group and third parties, the Group’s results of operations could be adversely impacted.

For example, in China, part of the Group’s business is conducted through a joint venture between Haleon UK Services Limited, the Tianjin Pharmaceutical Group and the Tianjin Zhongxin Pharmaceutical Group (the TSK&F Joint Venture), pursuant to a joint venture agreement which is due to expire in September 2024. If the Group does not renew these arrangements or implement alternative measures, in either case on acceptable terms, then the continuity and development of part of its operations and route to market in China, as well as its business, results of operations and cash flows in that market, may be adversely affected.

Third-party relationships inherently involve the Group holding a lesser degree of control over business operations, and compliance with laws, regulations and Group policies and practices than is available for the Group’s own operations and compliance. As such, the Group’s financial, reputational, operational and legal risk is potentially increased, including in respect of health and safety, environmental, social and governance issues, modern slavery, and anti-bribery and corruption.

The Group faces various risks related to pandemics, epidemics or similar widespread public health concerns

The Group faces various risks related to pandemics, epidemics or similar widespread public health concerns, including the COVID-19 pandemic. A pandemic, epidemic or similar widespread health concern could have, and COVID-19 has had and will continue to have, a variety of impacts on the Group’s business, results of operations, cash flows and financial condition, including: effects on the health, safety and wellbeing of the Group’s employees, including key employees; volatility in the demand for and availability of the Group’s products; decreases in demand and sales for certain of the Group’s products such as Theraflu and Robitussin due to a particularly weaker cold and flu season; changes in regulatory policy, including restrictions on sales of certain products;

disruptions to the Group’s global supply chain due to, among other things, the availability of raw materials or manufacturing components; a decrease in the Group’s workforce or in the efficiency of such workforce as a result of illness, travel restrictions, absenteeism or governmental regulations and transportation and logistics challenges; failure of third parties on which the Group relies to meet their obligations to the Group, or significant disruptions in their ability to do so; restrictions on the Group’s employees’ ability to work and travel, mandated closure of certain distributors or retailers, the Group’s offices, shared business service centres and/or operating and manufacturing facilities, or other restrictions that could prevent the Group as well as its third-party partners, suppliers or customers from sufficiently staffing operations; disruptions and volatility in the global capital markets, which may increase the cost of capital and/or adversely impact the Group’s access to capital; and/or volatility in foreign exchange rates and in raw and packaging materials and logistics costs.

Despite the Group’s efforts to manage these impacts, their ultimate impact also depends on factors beyond the Group’s knowledge or control, including the duration, severity and geographic scope of an outbreak, the availability, widespread distribution and use of safe and effective vaccines and the actions taken to contain its spread and mitigate its public health and economic effects.

The Group may not successfully acquire and integrate other businesses, licence rights to technologies or products, form and manage alliances, or divest businesses

The Group may decide in the future to pursue acquisitions, technology licensing arrangements, strategic alliances or divestitures as part of its business strategy. The Group may not complete these transactions in a timely manner, on a cost-effective basis or at all. In addition, the Group may be subject to regulatory constraints or limitations or other unforeseen factors that prevent it from realising the expected benefits of such transactions.

Even if the Group is successful in completing an acquisition, the products, intellectual property and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. The Group may be unable to integrate acquisitions successfully into its existing business, and the Group may be unable to achieve expected operating margin improvements, synergies or efficiencies. The Group could also incur or assume significant debt and unknown or contingent liabilities in connection with acquisitions. The Group’s reported operating results could be negatively affected by acquisition or disposition-related charges, amortisation of expenses related to intangibles and charges for impairment of long-term assets. The Group may be subject to litigation in connection with, or as a result of, acquisitions, dispositions, licences or other alliances and the Group may be liable for future or existing litigation and claims related to the acquired business, disposition, licence or other alliance because either the Group is not indemnified for such claims or the scope or availability of indemnification is limited. These effects could cause the Group to incur significant expenses and could materially and adversely affect the Group’s business, results of operations and financial condition.

206 Haleon Annual Report and Form 20-F 2022	Other Information

Strategic Report	Corporate Governance	Financial Statements	Other Information

Risks relating to the Group’s leverage and debt service obligations

Prior to the demerger, the Group incurred financial indebtedness in order to fund the pre-demerger dividend (as described in Note 10 to the Financial Statements). As a result, the Group has higher leverage levels than are reflected in the Group’s longer-term strategy and has significant debt service obligations. The Group’s longer-term strategy to improve its financial risk profile, including by reducing levels of indebtedness, may not be successful.

The Group’s outstanding financial indebtedness as at 31 December 2022 is set out in Note 19 of the Financial Statements.

The degree to which the Group is leveraged could have important consequences to the Group’s business, including, but not limited to: increasing the Group’s vulnerability to, and reducing its flexibility to respond to, a downturn in the Group’s business or general adverse economic and industry conditions; limiting the Group’s ability to obtain additional financing in the longer term; requiring the dedication of a substantial portion of the Group’s cash flow from operations to the payment of interest on the Group’s indebtedness and the repayment of principal, thereby reducing the availability of such cash flow to fund capital expenditures, dividends, joint ventures, acquisitions or other general corporate purposes; increasing the cost of future borrowings for the Group; a downgrade in the Group’s credit rating, which may, in turn, increase the cost of the Group’s financing arrangements and make it difficult for the Group to access financing on commercially acceptable terms or at all; limiting the Group’s flexibility in planning for, or reacting to, changes in the Group’s business and the competitive environment and the industry in which it operates; and placing the Group at a competitive disadvantage as compared to some of its competitors, to the extent that they are not as highly leveraged.

Any of these or other consequences or events could have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, the Group may incur substantial additional indebtedness in the future. The covenants in existing financing instruments do not fully prohibit the Company or its subsidiaries from incurring more indebtedness. If new debt is added to the Group’s debt levels, the risks that it faces could intensify. The incurrence of additional indebtedness would increase the leverage-related risks described herein and would increase the risk of a downgrade in the Group’s credit rating.

Goodwill and indefinite-life intangible assets are a material component of the Group’s balance sheet and may be subject to impairments

The Group has recorded a significant amount of goodwill and indefinite-life intangible assets, on its balance sheet as set out in Note 14 to the Financial Statements. The Group tests the carrying values of goodwill and indefinite-life intangible assets for impairment at least annually and whenever events or circumstances indicate the carrying value may not be recoverable. The estimates and assumptions about future results of operations and cash flows made in connection with impairment testing could differ from future actual results of operations and cash flows. Any resulting impairment charge, although non-cash, could have a material adverse effect on the Group’s results of operations and financial condition.

Risks relating to changes in law and the political and economic environment, regulation and legislation

The Group’s business is subject to legal and regulatory risks in all the markets in which it operates

The Group’s business is subject to extensive legal and regulatory requirements in all the markets in which it operates. They apply to most aspects of the Group’s products, including their development, ingredients, formulation, manufacture, packaging content, labelling, storage, transportation, distribution, export, import, advertising, promotion beyond therapeutic indications, sale and environmental impact. Many different governmental and regulatory authorities in the Group’s markets regulate and have jurisdiction over different aspects of the Group’s business activities. In addition, the Group’s selling practices are regulated by competition law authorities in the UK, as well as in the EU, the US and other markets.

Additionally, in China, where the Group has significant sales and operations, governmental authorities introduced changes in regulations relating to registrations of all generic medicines (including OTC products) and recently introduced changes for oral health products. These affect both new and existing products and impose increased data submission requirements for products the Group markets in China. There is a risk that commercialisation of certain products of the Group may be restricted in China if the Group is unable to comply with these regulatory changes on the required timetable.

Because of the Group’s extensive international operations, the Group could be materially and adversely affected by violations of worldwide anti-bribery laws, including those that prohibit companies and their intermediaries from making improper payments to government officials or other third parties for the purpose of obtaining or retaining business, such as the US Foreign Corrupt Practices Act, the UK Bribery Act 2010, and other laws that prohibit commercial bribery. Additionally, in certain jurisdictions, the Group’s engagement with Health Professionals and other external leaders is subject to applicable restrictions. While the Group’s policies mandate compliance with such laws, the Group cannot provide assurance that the Group’s internal control policies and procedures will always protect the Group from reckless or criminal acts committed by its employees, joint venture partners or agents. Similarly, due to the Group’s international operations, the Group could also be materially and adversely affected by any violations of international sanctions laws, which continue to evolve in response to geopolitical events (see also The Group’s business may be impacted by the effects of Russia’s invasion of Ukraine on page 209).

While it is the Group’s policy to comply with all legal and regulatory requirements applicable to the Group’s business, there can be no guarantee that the Group will always achieve full compliance and a finding that the Group is in violation of, or out of compliance with, applicable laws or regulations could subject the Group to civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions. Even if a claim is unsuccessful, is without merit or is not fully pursued, the Group may incur costs in responding to such a claim and negative publicity surrounding such assertions regarding the Group’s products, processes or practices.

Group information	Haleon Annual Report and Form 20-F 2022 207

Group information continued

Risk factors continued

The Group faces risks relating to the regulation and perception of the ingredients it uses in its products

Regulatory bodies and consumer groups may, from time to time, request or conduct reviews of the use of certain ingredients that are used in manufacturing the Group’s products If the result of such reviews is an inability to use, or restrictions on the use of, certain ingredients and/or any requirement for remedial action, the Group may incur significant additional costs and/or need to invest substantial resources to make formulation adjustments to its products. Additionally, the Group may be adversely affected by the findings and any remedial actions resulting from the EU’s ongoing investigations into the impact of pharmaceuticals in the environment.

While the Group monitors and seeks to respond to and address the impact of any emerging regulatory and legislative developments, new or more stringent ingredient legislation could have a negative impact on the Group’s business, undermine the Group’s reputation and goodwill and affect consumer demand or trade customer demand for products containing such ingredients. If the Group voluntarily removes, or is required to remove, certain ingredients from its products, it may not be able to develop an alternative formulation, successfully modify its existing products or obtain necessary regulatory approvals on a timely basis, or at all, which could materially and adversely impact the Group’s business, prospects, financial condition and results of operations.

The Group’s business is subject to market fluctuations and general economic conditions, including inflationary pressures and increased interest rates

Uncertainty, fluctuations or negative trends in the international economic climate have had and could continue to have a material adverse effect on the Group’s business and profitability. There will be market fluctuations and economic factors that will be beyond the Group’s control, but that will have the potential to materially and adversely affect its business, revenue, financial condition and operating results.

Such factors include: (i) inflation or deflation; (ii) changes in government, fiscal and monetary policies; (iii) changes in the financial standing of the Group’s customers, suppliers and consumers, including levels of employment, real disposable income, salaries and wage rates; (iv) consumer confidence and consumer perception of economic conditions; (v) retailers’ perception of consumer spending habits; (vi) technological change; (vii) exposure to possibly adverse governmental or regulatory actions in countries where the Group operates or conducts business; (viii) levels of volatility in global markets; (ix) exposure to the effects of economic sanctions or other restrictive economic measures as a result of the Group’s global presence; and (x) any change or development in global, national or regional economic and political conditions.

For example, the Group is exposed to inflationary pressures and commodity prices, which generally affect the Group through their impact on payroll and supply costs (including freight). Whilst the Group may increase product prices in order to mitigate the impact of inflation, competitive pressures may constrain the Group’s ability to fully recover any increased costs in this way, and so the Group may remain subject to market risk with respect to inflationary pressures and increases in commodity prices. In addition, the Group’s initiatives to offset headwinds from inflation in input prices and commodities, including forward buying, value engineering and alternative supply arrangements, may not be sufficient to mitigate these risks.

Relatedly, the Group is also subject to risks arising from the recent rapid increase of interest rates in many markets around the world. In particular, the Group has obligations under financial instruments that bear interest at floating rates, including one series of the USD Notes and borrowings under the Group’s bank financing facilities (see Note 25 to the Financial Statements from page 165). Sustained elevated interest rates may in future increase the Group’s interest expenses associated with these and future debt obligations and thereby reduce flow available for other purposes. Any hedging arrangements entered into by the Group to offset this risk may prove not to be fully effective or available on terms that are acceptable to the Group.

Risks related to litigation, disputes and regulatory investigations

The Group is, and may in the future be, subject to legal proceedings, disputes and regulatory and governmental investigations in various contexts, including consumer fraud actions, competitor and regulatory challenges to product and marketing claims, competition law investigations, product liability and quality claims, human resources claims, contractual disputes and other disputes or claims arising in the ordinary course of its business operations.

These legal actions, disputes and investigations may relate to aspects of the Group’s businesses and operations that are specific to the Group, or that are common to companies that operate in the Group’s markets, and this risk may be enhanced in circumstances where the Group is operating in new markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by the Group, and may be class actions. Further information on legal proceedings impacting the Group are detailed in Note 22 to the Financial Statements on page 160.

In connection with acquisitions, disposals or other transactions, we may enter into contractual arrangements pursuant to which the Group may become exposed to litigation risk despite not being a party to proceedings in relation to which the indemnities may be implicated. In connection with the separation as further set out below under “The Group has indemnification obligations in favour of the GSK Group and the Pfizer Group, which could be significant”, Pfizer and GSK have each served the Group with notice of potential claims for indemnification relating to OTC Zantac, the outcome of which claims is currently uncertain. We have notified GSK and Pfizer that we reject their requests for indemnification on the basis that the scope of the indemnities set out in the joint venture agreement only covers their consumer healthcare businesses as conducted when the JV was formed in 2018.

Given the large or indeterminate amounts of damages sometimes sought by claimants, other sanctions that might be imposed (including the Group no longer being able to use key claims) and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome to any litigation, dispute, government or regulatory investigation could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. The Group has made provisions for legal disputes and matters, including amounts relating to legal and administrative proceedings, which we believe are reasonably possible (but not probable) to be realised. Given the inherent uncertainty of litigation, it is possible that we might incur additional liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to be reasonably possible. Details of these contingencies are included within “Other provisions” as set out in Note 21 to the Financial Statements on page 159.

208 Haleon Annual Report and Form 20-F 2022	Other Information

Strategic Report	Corporate Governance	Financial Statements	Other Information

The Group faces risks associated with significant international operations

The Group operates on a global basis. While geographic diversity helps to reduce the Group’s exposure to risks in any one country or part of the world, it also means that the Group faces risks associated with significant international operations, including, but not limited to: exchange rate risks; regulatory limits on the import and export of products, or repatriation of earnings (including exchange and export/import controls); political or economic instability, geopolitical events and rising geopolitical trade tensions as well as social or labour unrest; foreign ownership and investment restrictions and the potential for nationalisation or expropriation of property or other resources; changes to trade policies and agreements and other foreign or domestic legal and regulatory requirements, including those resulting in potentially adverse tax consequences or the imposition of and/or the increase in onerous trade restrictions, tariffs and/or price controls (including requirements to exclusively utilise local manufacturing); and changes to labour laws, travel or immigration restrictions.

Any or all of the foregoing risks could adversely impact consumer confidence, affect the Group’s product mix and/or have a significant impact on the Group’s ability to sell its products on a competitive basis in international markets and may materially and adversely affect its business, prospects, results of operations and financial condition.

Volatility in material and other costs could materially and adversely impact the Group’s profitability

Increases in the costs of and/or a reduction in the availability of materials, including active pharmaceutical ingredients and excipients and raw and packaging material commodities, as well as labour, energy, logistics and other necessary services, such as those seen recently during the COVID-19 pandemic and in relation to inflationary pressures, may adversely affect the Group’s profit margins. If material and other cost increases continue in the future the Group may be unable to pass along such higher costs in the form of price increases, achieve cost efficiencies, or otherwise manage the exposure through sourcing strategies, ongoing productivity initiatives and the potential use of commodity hedging contracts, Sustained price increases may lead to declines in sales volumes as competitors may not adjust their prices or consumers may decide not to pay higher prices, which could lead to sales declines and loss of market share and could materially and adversely affect the Group’s business, results of operations and financial condition.

The Group’s business may be impacted by the effects of Russia’s invasion of Ukraine

The Group monitors the effects of Russia’s invasion of Ukraine, with the Board of Directors overseeing and monitoring key risks. The Group’s operations and presence in Russia and Ukraine is limited and these markets accounted for less than 3% of each of the Group’s revenue and Adjusted operating profit in 2022. However, the broader economic consequences of the invasion continue to be difficult to predict, and the ongoing global geopolitical and economic instability related to the invasion and the actions of governments relating thereto (including sanctions measures), the effects of which include (but are not limited to) changes in commodity, freight, logistics and input costs could continue to adversely impact the Group’s business and/or the trading prices of its securities. Specifically, the Group faces the following risks:

–  Disruption to the Group’s business operations in Russia and Ukraine, including adverse impacts on its employees and on its revenue derived in the region.

–  Foreign exchange risk relating its revenues denominated in Russian Rubles. The Group generates revenue from sales of its products in Russia in Russian Rubles, and denominates its significant costs in other currencies, such as Pound Sterling, Euro and US Dollars. Sanctions against Russia has increased volatility in the value of the Russian Ruble, which may affect the results of the Group’s operations in Russia as the relative value between its derived revenues and incurred costs fluctuates. The Group may not be able to offset any devaluation of the Russian Ruble through increased prices of its products. In addition, the imposition of exchange controls may limit the Group’s ability to repatriate profits from its operations in Russia.

–  Reduced demand for the Group’s products which exposes the Group to increased counterparty risk in relation to customers and receivables from customers.

–  Compliance with global sanctions regimes, and Russian counter measures imposed in response, many of which are evolving rapidly and are increasingly complex to operate within.

–  Potential litigation risk from the Group’s counter-parties seeking to assert their rights for payments that are unable to be made by the Group because of sanctions imposed on counter-parties or financial institutions.

–  Reputational risks associated with the Group’s continued presence in the Russian market. Negative publicity surrounding the Group’s continued presence and/or supply of products in Russia could damage the Group’s brands and its reputation, lead to boycotts of its products outside Russia and/or have consequences on the continuation of operations and/or sales in Russia, including a determination by the Group to discontinue all sales in Russia.

–  In the event that the Group discontinues its Russian operations, the potential (i) nationalisation of the Group’s Russian assets, (ii) devaluing of the Group’s Russian patents and trade marks and (iii) introduction of restrictions on, or imposition of unfavourable terms in respect of, payments made from Russia or relating to assets in Russia, each as part of the Russian Government’s indicated plans to seize the assets of western companies leaving Russia.

The situation remains highly uncertain and there may be additional risks to the Group arising out of or relating to the Russian invasion of Ukraine, and the escalating military conflict in the region, which could also have a material adverse effect on the Group’s business.

Failure to comply with regulation regarding the use of personal data

The Group is subject to regulations in the jurisdictions in which it operates regarding the use of personal data. The Group collects and processes personal data from its consumers, customers, business contacts and employees as part of the operation of its business, and therefore it must comply with data protection and privacy laws. Those laws generally impose certain requirements on the Group in respect of the collection, retention, use and processing of such personal information. Notwithstanding its efforts, the Group is exposed to the risk that this data could be wrongfully appropriated, lost, disclosed, retained, stolen or processed in breach of data protection laws.

EU GDPR and the GDPR as it forms part of retained EU law in the UK as well as the increased data protection regulation in other jurisdictions, such as China, Russia, and the US, introduced the

Group information	Haleon Annual Report and Form 20-F 2022 209

Group information continued

Risk factors continued

potential for significant new levels of fines for non-compliance based on turnover. As part of its ongoing compliance with applicable requirements, the Group may be required to expend significant capital or other resources and/or modify its operations to meet such requirements, any or a combination of which could have a material adverse effect on the Group’s business, financial condition and financial results, or otherwise harm its reputation.

The Group is exposed to risks relating to fluctuations in currency exchange rates and related hedging activities

The Group operates internationally and holds assets, incurs liabilities, generates sales and pays expenses in a variety of currencies other than Pounds Sterling (the currency in which it reports its financial results). The most significant foreign currency exposures are to the USD, Euro, Swiss Franc and Chinese Renminbi, including $8,750 million of USD-denominated bonds and €2,350 million of Euro-denominated bonds incurred by the Group as at 31 December 2022.

Fluctuations in exchange rates for foreign currencies have reduced and could continue to reduce the Pounds Sterling value of sales, earnings and cash flows the Group receives from markets outside the UK, increase its supply costs (as measured in Pounds Sterling) in those markets, negatively impact its competitiveness in those markets or otherwise materially and adversely impact its business or financial condition. The Group’s foreign currency exposure will be greater for so long as the leverage levels of the Group are higher than are reflected in the Group’s longer-term strategy, the success of which cannot be guaranteed. The Group aims to manage this risk through hedging where possible and practical; however, such hedging activities may be ineffective or may not offset more than a portion of the adverse financial effect resulting from variations to such rates. The Group is also exposed to counterparty credit (or repayment) risk under hedging contracts. To the extent any hedging activities of the Group are wholly or partially ineffective, or to the extent a hedging counterparty fails to meet its obligations under any hedging agreement, this could result in losses which could have a material adverse effect on the Group’s business, results of operations and financial condition.

Determinations made by the Group with respect to the application of tax law may result in challenges from or disputes with tax authorities which result in the payment of additional amounts for tax

The worldwide nature of the Group’s operations means that the Group is subject to the tax laws in each country in which we operate. Tax laws are complex and on occasion are subject to interpretation by Haleon and the relevant fiscal authorities, such that this may result in conflict and creates the risk of double taxation.

Additionally, the Group is subject to many different forms of taxation within any given jurisdiction in which it operates (including, but not limited to, corporate income taxes, capital gains taxes on direct or indirect transfers of ownership, stamp duty and similar transfer taxes, value added taxes, property taxes and social security and other payroll taxes). The global tax environment across all taxes continues to change rapidly creating further complexity and uncertainty. This means that the Group may be subject to domestic and cross-border tax authority disputes in the future, which could result in the payment of additional amounts of tax. Such potential disputes and the resulting payment obligations could have a material adverse effect on the Group’s business, results of operations and financial condition. At 31 December 2022, the Group had recognised provisions of £159 million in respect of uncertain tax positions.

Changes in the tax systems of the countries in which the Group operates could adversely affect the Group’s financial condition and results of operations.

Many countries, including the ones in which the Group operates, change their tax laws from time to time, including by legislation, regulation, administrative practice, judicial action or entering into or amending tax treaties. The Group’s financial condition and results of operations may be adversely affected by such changes. For example, the Organisation for Economic Co-Operation and Development’s base erosion and profit shifting project and proposed Pillar Two regime, which is focused on establishing a global minimum corporate taxation rate, has caused or is anticipated to cause proposed changes in the tax laws of many countries in which the Group operates, and such changes could increase the Group’s tax obligations. Similarly, the US Government routinely proposes changes to US tax laws, and such changes, including any expansion of the scope of the US anti-inversion rules, could also adversely affect the Group’s tax profile.

Risks relating to separation

The Group has indemnification obligations in favour of the GSK Group and the Pfizer Group, which could be significant

The Group, GSK, and Pfizer, entered into the Pfizer Stock and Asset Purchase Agreement (Pfizer SAPA) on 19 December 2018 pursuant to which the Group, GSK, and Pfizer agreed to form a new global consumer healthcare joint venture. The Pfizer SAPA, as amended from time to time, including by the Pfizer SAPA Amendment Agreement, contains certain cross indemnities among the Group, the GSK Group and the Pfizer Group. Among other provisions, the Group is required to indemnify the GSK Group and Pfizer Group in respect of “Purchaser Liabilities” and “Assumed Liabilities.” Pfizer and GSK have each served the Group with notice of potential claims under the relevant indemnification provisions in the Pfizer SAPA in relation to possible liabilities connected with OTC Zantac (see Legal proceedings in Note 22 to the Financial Statements on page 160), it is not possible, at this stage, to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate what liability (if any) that the Group may have to GSK and/or Pfizer under the relevant indemnities.

If any amounts payable by the Group under these indemnities (or additional taxes imposed on the Group that are not indemnified by GSK and/or Pfizer under the Tax Covenant) are substantial, this could have a material adverse effect on the financial condition, results of operations and/or prospects of the Group.

The Tax Covenant will restrict the Company’s ability to engage in certain transactions

The Tax Covenant imposes certain restrictions on the Company for a number of years. For example, there are restrictions on certain asset disposals as well as on certain internal restructuring transactions (including liquidations or the issuance or redemption of stock or debt of certain subsidiaries of the Company). Although the Company does not currently anticipate that these restrictions would have a material adverse impact on the Company, these restrictions may reduce the Company’s ability to engage in certain business transactions that otherwise might be advantageous.

210 Haleon Annual Report and Form 20-F 2022	Other Information

Strategic Report	Corporate Governance	Financial Statements	Other Information

Director and Executive Team shareholdings

As at 10 March 2023, being the latest practicable date prior to publication of this Annual Report, the Directors and the Executive Team members had beneficial interests in 961,179 Haleon ordinary shares (including ordinary shares held indirectly through Haleon ADSs), representing 0.01% of that class. These shareholdings indicate all Directors’ or Executive Team members’ beneficial interests and those held by their spouses and other connected persons. As at 10 March 2023, no Director or Executive Team member held more than 1% of the total issued share capital or have a beneficial interest in the shares of any subsidiary.

Executive Director benefits upon termination of office

Further information can be found in the Directors’ Remuneration Report from page 82.

Disclosure controls and procedures

The Group carried out an evaluation under the supervision and with the participation of members of the Group’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as required by Item 15(a) of Form 20-F as at 31 December 2022. Based on their evaluation, the CEO and the CFO concluded that, as at that date, the Company maintained an effective system of disclosure controls and procedures.

Management’s report on internal control over financial reporting

This Annual Report and Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Property, plant and equipment

The Group has interests in properties in numerous countries. None of these interests is individually material in the context of the Group as a whole. Such properties are used by the Group predominantly for manufacturing, distribution and R&D activities. In particular, the Group owns a supply chain of 24 in-house dedicated consumer healthcare manufacturing sites, with key sites located in Levice (Slovakia), Dungarvan (Ireland), Nyon (Switzerland) and Guayama (Puerto Rico). In addition, the Group owns four R&D centres in Richmond, Virginia (USA), Weybridge (UK), Maidenhead (UK) and Suzhou (China) providing it with a broad range of in-house scientific capabilities.

The Group is not aware of any environmental issues affecting its properties which would have a material impact upon the Group, and there are no material encumbrances on its properties. The Group believes its existing facilities are satisfactory for its current business and it currently has no plans to construct new facilities or expand or improve its current facilities in a manner that is material to the Group.

Change in certifying accountant

Change in certifying accountant for the year ended 31 December 2022

The financial statements for the years ended 31 December 2020 and 31 December 2021 included in this Annual Report and Form 20-F have been audited by Deloitte LLP (Deloitte). In preparation for the Group’s demerger from GSK and listing on the LSE and NYSE, Deloitte advised the GSK Audit & Risk Committee that in 2021 and 2022, firms that are part of the Deloitte Touche Tohmatsu Limited network provided, and continued to provide, certain non-audit services to Pfizer that caused Deloitte to be considered not independent of the Company under the SEC’s auditor independence rules. These non-audit services, which included project management office services, managed services and hosting of data, were considered permissible under local independence standards, but were impermissible management functions under the SEC’s auditor independence rules.

Deloitte informed the Audit & Risk Committee that (i) Deloitte was capable of exercising objective and impartial judgment on all issues encompassed within the entire audit and professional engagement period in relation to the financial statements for the years ended 31 December 2020 and 31 December 2021 included in this Annual Report and Form 20-F and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that Deloitte has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audits of the financial statements for the years ended 31 December 2020 and 31 December 2021 included in this Annual Report and Form 20-F, for several reasons, including:

–  The non-audit services provided were solely for the benefit of Pfizer. The services did not impact the Company’s operations or accounting records, result in the preparation or origination of source data underlying the Financial Statements, or involve making any management decisions or the performance of any management functions at the Company. The services are not subject to Deloitte’s audit;

–  The Deloitte audit engagement team is in a separate business unit from the teams providing services to Pfizer with ethical walls preventing the sharing of information between the teams (except for information needed to evaluate independence compliance); and

–  The fees for the non-audit services were not material to Pfizer or to any firm in the Deloitte Touche Tohmatsu Limited network that provided the services to Pfizer.

After considering the facts and circumstances, the Audit & Risk Committee also concluded, for the reasons described above, that (i) the non-audit services did not impair Deloitte’s objectivity and impartiality with respect to the planning and execution of the audits of the financial statements for the years ended 31 December 2020 and 31 December 2021 included in this Annual Report and Form 20-F and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that Deloitte has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audits of the financial statements for the years ended 31 December 2020 and 31 December 2021 included in this Annual Report and Form 20-F. Following completion of the audit

Group information	Haleon Annual Report and Form 20-F 2022 211

Group information continued

Risk factors continued

for the year ended 31 December 2021, Deloitte resigned as PCAOB auditors of the Company.

As a result of the foregoing, following approval by the Board of CH JVCo (and as subsequently reaffirmed by the Haleon Audit & Risk Committee), on 24 March 2022, KPMG LLP (US) (KPMG US), an independent registered public accounting firm, was appointed to conduct the audit of the Company’s financial statements for the year ending 31 December 2022.

We did not consult KPMG US during our two most recent fiscal years or any subsequent interim period regarding (i) the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Auditor Independence

The financial statements for the year ended 31 December 2022 included in this Annual Report and Form 20-F have been audited by KPMG US. In preparation for such audit, KPMG US advised the Audit and Risk Committee that firms within the KPMG International Limited (KPMG International) network have provided certain non-audit services to, and had contingent fee arrangements with, GSK in 2022 prior to the Company’s separation from GSK that cause KPMG US to be considered not independent of the Company under the SEC’s auditor independence rules. KPMG US informed the Audit and Risk Committee that (i) KPMG US was capable of exercising objective and impartial judgment on all issues encompassed within the entire audit and professional engagement period in relation to the financial statements for the year ended 31 December 2022 and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that KPMG US has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audit of the Company’s consolidated financial statements for the year ended 31 December 2022, for several reasons, including:

–  The non-audit services and contingent fee arrangements did not impact the Company’s operations or accounting records, result in the preparation or origination of source data underlying the financial statements, or involve making any management decisions or the performance of any management functions at the Company. The services are not subject to KPMG US’ audit;

–  The KPMG US audit engagement team is in a separate business unit from the teams providing services to GSK with ethical walls preventing the sharing of information between the teams (except for information needed to evaluate independence compliance); and

–  The fees received by the member firms within the KPMG International network of firms from GSK were not material to the KPMG International firms or to GSK.

After considering the facts and circumstances, the Audit and Risk Committee also concluded, for the reasons described above, that (i) the non-audit services and contingent fee arrangements did not and will not impair KPMG US’ objectivity and impartiality with respect to the planning and execution of the audits of the Company’s financial statements as of, and for the year ended, 31 December 2022 and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that KPMG US has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audit of the Company’s consolidated financial statements for the year ended 31 December 2022.

Change in certifying accountant for the year ended 31 December 2023

On 7 February 2023, Haleon announced that the Board had approved the proposed appointment of KPMG LLP (KPMG UK) as its principal accountants for the fiscal year ending 31 December 2023, subject to approval of Haleon’s shareholders at its AGM to be held on 20 April 2023. KPMG US, which is currently serving as the Company’s principal accountants in respect of the US, declined to stand for re-election. The decision to change principal accountants was approved by the Board of Directors of the Company on the recommendation of the Company’s Audit & Risk Committee.

During the fiscal year ended 31 December 2022, there were no: (1) disagreements with KPMG US on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The audit report of KPMG US on the consolidated financial statements of Haleon plc and subsidiaries as of and for the year ended 31 December 2022 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

We have provided KPMG US with a copy of the foregoing disclosure, and we have requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with the above disclosures. A copy of this letter is filed as Exhibit 15.3 to this Annual Report and Form 20- F.

We did not consult KPMG UK during our two most recent fiscal years or any subsequent interim period regarding (i) the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a ‘reportable event’ as described in Item 16F(a)(1)(v) of Form 20-F.

212 Haleon Annual Report and Form 20-F 2022	Other Information

Strategic Report	Corporate Governance	Financial Statements	Other Information

Description of securities other than equity securities

Fees and charges payable by ADR holders

The Company’s American Depositary Receipt (ADR) programme is administered by J.P. Morgan Chase Bank, N.A. (the Depositary), as the Depositary. The holder of an ADR may have to pay the following fees and charges to the Depositary in connection with ownership of the ADR:

Category	Depositary actions	Associated fee or charge
Depositing or substituting the underlying shares

Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of: (i) share distributions, stock splits, rights, mergers or (ii) exchange of securities or any other transactions or event or other distribution affecting the ADSs or the deposited securities.

Up to $5.00 for each 100 ADSs (or portion thereof) issued or delivered (as the case may be).
Receiving or distributing dividends	Distribution of cash/stock dividends.	$0.05 or less per ADS.
Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.	Up to $5.00 for each 100 ADSs (or portion thereof).
Withdrawing, cancelling or reducing an underlying security	Surrendering ADSs for cancellation and withdrawal of deposited property.	Up to $5.00 for each 100 ADSs (or portion thereof) surrendered or cancelled (as the case may be).
Transferring, combination or split-up of receipts	Not applicable.	Not applicable.
General depositary services, particularly those charged on an annual basis[1]	Other services performed by the depositary in administering the ADRs.	A fee of $0.05 or less per ADS per calendar year held on the applicable record date(s) established by the Depositary.
Fees and expenses of the depositary

Fees and expenses incurred by the Depositary or the Depositary’s agents on behalf of holders, including in connection with: (i) stock transfer or other taxes and other governmental charges, (ii) cancellation transaction fees and delivery expenses, (iii), transfer or registration expenses in connection with the deposit and withdrawal of deposited securities, (iv) expenses in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency); (v) cable, telex, facsimile transmission/delivery and (vi) any other charge payable by the ADR Depositary or its agents.

As incurred by the Depositary.

1 With effect from 6 December 2022, Haleon agreed that the Depositary could charge a fee of $0.03 per ADR annually.

Direct and indirect payments by the Depositary

The Depositary anticipates reimbursing Haleon for certain expenses incurred by it that are related to the establishment and maintenance of the ADR programme upon such terms and conditions as Haleon and the Depositary may agree from time to time. The Depositary may make available to Haleon a set amount or a portion of the Depositary fees charged in respect of the ADR programme or otherwise upon such terms and conditions as Haleon and the Depositary may agree from time to time. In respect of the year ended 31 December 2022 the Depositary made payments of approximately $13.2m.

Under certain circumstances, including removal of the Depositary or termination of the ADR programme by Haleon, Haleon is required to repay certain amounts paid to it and to compensate the Depositary for payments made or services provided on behalf of Haleon.

Group information	Haleon Annual Report and Form 20-F 2022 213

Group information continued

Articles of Association

The Articles of Association of the Company (Articles), which were adopted on 31 May 2022, contain (amongst others) provisions to the following effect. Any amendment to the Articles requires the approval of shareholders by a special resolution at a general meeting of the Company.

Unrestricted objects

The Company’s objects are unrestricted.

Directors

The Board has the authority to manage the business of the Company, for example, through powers to issue and repurchase its shares, subject where required to shareholder resolutions. Subject to certain exceptions, the Directors do not have power to vote at Board meetings on matters in which they have a material interest.

The Company by ordinary resolution, or the Board, may appoint, any person who is willing to act to be a Director, and is permitted by law to do so. In addition to any power of removal conferred by legislation, the Company may by special resolution remove any director before the expiration of their period of office and may (subject to the Articles) by ordinary resolution appoint another person who is willing to act to be a Director in their place. All Directors must retire from office at the AGM each year and may offer themselves for re-appointment.

Rights and restrictions

The liability of shareholders is limited to the amount, if any, unpaid on the ordinary shares held by them.

Subject to any rights attached to existing ordinary shares and non-voting preference shares, the Company may (i) issue shares with such rights and restrictions as the Company may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the Board may decide and (ii) issue redeemable shares and the Board may determine the terms and conditions and the manner of redemption of any redeemable shares so issued. Such rights, restrictions, terms and conditions apply to the relevant shares as if they were set out in the Articles.

Shareholders are entitled to vote at a general meeting or class meeting on a poll. Under the Articles, any resolution put to a vote at a general meeting of the Company shall be decided on a poll. The Companies Act and the Articles provide that on a poll every shareholder has one vote per ordinary share held by them and a shareholder may vote in person or by one or more proxies. Where a shareholder appoints more than one proxy, the proxies appointed by them taken together have the same voting rights as the shareholder could exercise in person. In the case of joint holders of an ordinary share the vote of the senior who tenders a vote, whether in person or by proxy, is accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority is determined by the order in which the names stand in the register in respect of the joint holding. Non-voting preference shares do not confer any right to vote at a general meeting. Non-voting preference shareholders are, however, entitled to vote in respect of their non-voting preference shares at any class meeting of non-voting preference shareholders.

A shareholder is not entitled to vote at any general meeting or class meeting in respect of any share held by them if any call or other sum then payable by them in respect of that share remains unpaid or if that shareholder has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Act.

Dividends

The Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board. Subject to the Companies Act, the Board may pay dividends whenever the financial position of the Company, in the opinion of the Board, justifies its payment.

The non-voting preference shares rank pari passu with all other non-voting preference shares and have preferential dividend rights ahead of the ordinary shares, entitling non-voting preference shareholders to quarterly cumulative dividends at a fixed rate of 9.5% per annum for a period of five years from the date of the issue of the non-voting preference shares, following which the rate shall be reset for each subsequent period of five consecutive years at the rate which is equal to the Bank of England base rate prevailing at the time of reset plus 7.5%. Dividends on the non-voting preference shares which have become due and payable in accordance with the Articles are required to be approved and paid in full before any repurchases or distributions can be made with respect to the ordinary shares.

Dividends may be declared or paid in any currency. The Board may, if authorised by an ordinary resolution of the Company, offer shareholders (excluding any shareholder holding shares as treasury shares) in respect of any dividend the right to elect to receive shares by way of scrip dividend instead of cash.

Any dividend unclaimed after a period of six years from the date when it was declared or became due for payment is forfeited and reverts to the Company unless the Board decides otherwise.

The Board may decide on the way dividends or other money payable in cash relating to a share are paid, including deciding on different methods of payment for different shareholders or groups of shareholders. If shareholders fail to provide the necessary details to enable payment of the dividend or other amount payable to them or if payment cannot be made using the details provided by the shareholder, the dividend or other amount payable will be treated as unclaimed.

214 Haleon Annual Report and Form 20-F 2022	Other Information

Strategic Report	Corporate Governance	Financial Statements	Other Information

Rights on a winding up

The non-voting preference shares carry preferential rights to participate in a distribution of capital in the event of insolvency (including on a winding-up) up to an amount equal to their nominal value plus accrued dividend and any arrears or deficiency in amount of the cumulative dividend.

The ordinary shares do not carry any rights to participate in a capital distribution (including on a liquidation) other than those that exist as a matter of law. Under the Companies Act, upon a liquidation, after the claims of creditors have been satisfied and subject to any special rights attaching to any other class of shares in the Company (including the non-voting preference shares), surplus assets (if any) are distributed among the shareholders in proportion to the number and nominal amounts of their ordinary shares.

Redemption of non-voting preference shares

Each non-voting preference share is redeemable in whole at the option of the Company or redeemable at the option of each relevant non-voting preference shareholder in respect of its entire holding of such shares on any date falling not less than five years after the date on which that share was issued or, if earlier, on the Company undergoing a change of control.

General meetings

The Articles rely on the Companies Act provisions for calling general meetings (including AGMs) and as such the Company is required to give at least 21 days’ notice of a general meeting unless a special resolution reducing the period to not less than 14 days has been passed at the immediately preceding AGM.

The Board may decide to allow persons entitled to attend and participate in a general meeting to do so by simultaneous attendance and participation by means of an electronic facility with no member necessarily in physical attendance at the electronic meeting, and to permit directors or others to attend and speak, and the chair of the meeting to preside, by electronic means. Shareholders present in person or by proxy by means of such electronic facility will be counted in the quorum for, and entitled to participate in, the relevant general meeting.

Restrictions in respect of designated persons

The Articles contain provisions empowering the Company to apply certain restrictions and to take certain actions in relation to ordinary shares and non-voting preference shares where the Company believes the holder of such shares is or may be designated as a sanctioned person by certain authorities (including, but not limited to, the US, EU, UK or any respective governmental institutions) or where it would be unlawful by virtue of any sanctions law applicable to the Company.

Exchange controls and restrictions on payment of dividends

Other than certain economic sanctions, which may be in force from time to time, there are no governmental laws, decrees or regulations in the UK restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident holders of ordinary shares or ADRs. There are no limitations under English law or the Articles on the right of non-resident or foreign owners to be the registered holders of, or to exercise voting rights in relation to, ordinary shares or ADRs.

Material modifications to the rights of shareholders

On 3 August 2022, following the approval of the High Court of Justice in England in Wales, the Company undertook a reduction of capital in accordance with Section 641(1)(b) of the Companies Act pursuant to which the Company: cancelled and extinguished £1.24 of the nominal value of each Haleon ordinary share of £1.25 each to £0.01 each; and cancelled and extinguished all amounts standing to the credit of the Company’s share premium account, with all amounts so reduced being credited to the Company’s profit and loss reserve.

Group information	Haleon Annual Report and Form 20-F 2022 215

Group information continued

Material contracts

The contracts listed below have been entered into by the Company or a member of the Group within the two years immediately preceding the date of this Annual Report and are material to the Company or any member of the Group (other than contracts entered into in the ordinary course of business) or were subsisting during this period of review and are contracts of significance with a controlling shareholder in accordance with Listing Rule 9.8.4R(10).

Pfizer Stock and Asset Purchase Agreement

Pursuant to a stock and asset purchase agreement dated 19 December 2018 and amended and restated on 31 July 2019 (the Pfizer SAPA), GSK, Pfizer and GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited (CH JVCo, as the holding company for the Group prior to separation) agreed to form a new global consumer healthcare joint venture (the GSK/Pfizer JV), through: (i) the acquisition by CH JVCo of the Pfizer Contributed CH Business (as defined below) from Pfizer and (ii) the transfer by GSK to CH JVCo of those parts of the GSK Contributed CH Business (as defined below) not already owned by GSKCHH (the former holding company of the Group). Completion of the transaction (Pfizer Completion) took place on 31 July 2019. Following the Demerger, the Group has assumed the obligations of CH JVCo under each of the contracts disclosed in this section.

Asset Perimeter: GSK Contributed CH Business

The “GSK Contributed CH Business” has the meaning given to “Purchaser Business” in the Pfizer SAPA, which was defined as follows: (i) the worldwide business of researching, developing, manufacturing, marketing, commercialising, distributing and selling the products sold under the brand names listed for GSK in an annex to the Pfizer SAPA as conducted by GSK (directly and indirectly) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion; (ii) the business reflected in certain specified financial statements of the GSK Contributed CH Business, including the assets, rights, properties, activities, operations and liabilities that comprised such business; (iii) the business of marketing, commercialising, distributing and selling any over-the-counter healthcare or medicine products, wellness products and other personal care, oral care, nutrition, skin health, cosmetic and related products (the Consumer Healthcare Products) as conducted by GlaxoSmithKline Asia Private Limited (including pursuant to the Consignment Selling Agreement) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion; and (iv) to the extent not otherwise reflected in the financial statements referred to in (ii) above, the research and development of any Consumer Healthcare Products, as conducted by GSK (directly and indirectly) through its consumer healthcare business (directly or indirectly pursuant to a contractual arrangement with any other GSK business, to the extent of the GSK consumer healthcare business’ right pursuant to such contractual arrangement), as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion, but excluded: the worldwide business of researching, developing, manufacturing, marketing, commercialising, distributing and selling pharmaceutical products to the extent such business and the economic benefit attached to such business was not reflected in the financial statements referred to in (ii) above; and the excluded assets listed for GSK in an annex to the Pfizer SAPA, namely: (i) the assets within the scope of (and proceeds of) GSK’s divestment of the Horlicks brand and other consumer healthcare nutrition products in India to Unilever N.V. (which completed on 1 April 2020); (ii) GlaxoSmithKline Consumer Healthcare Limited (GSK’s listed subsidiary in India); (iii) GlaxoSmithKline Bangladesh; (iii) GlaxoSmithKline Consumer Nigeria plc; (iv) Imitrex and

Ventolin; and (v) certain manufacturing sites in Argentina, Brazil, Indonesia, India and Nigeria.

The parties subsequently agreed to transfer manufacturing sites in Indonesia, Argentina and Brazil into the Group.

Asset Perimeter: Pfizer Contributed CH Business

The “Pfizer Contributed CH Business” has the meaning given to “Business” in the Pfizer SAPA, which was defined as the worldwide business of researching, developing, manufacturing, marketing, commercialising, distributing and selling: the products sold under the brand names listed for Pfizer in an annex to the Pfizer SAPA, as conducted by Pfizer (directly and indirectly) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion; and any over-the-counter consumer healthcare or medicine products, wellness products and other personal care, oral care, nutrition, skin health, cosmetic and related products, as conducted by Pfizer (directly and indirectly) through its Pfizer consumer healthcare business unit (directly or indirectly pursuant to a contractual arrangement with any other Pfizer business unit, to the extent of the Pfizer consumer healthcare business unit’s rights pursuant to such contractual arrangement) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion, but excluded: (i) any product marketed, commercialised, distributed or sold under the brands Diflucan One, Feldene Gel or Ponstan (or any other products containing the same or similar compounds as such products) in any jurisdiction; (ii) any pharmaceutical products or pharmaceutical products that have become or may in the future become, in whole or in part, over-the-counter products (other than the products included in the definition of “Business”); and (iii) any product containing any of the following compounds (or marketed, commercialised, distributed or sold under any of the following brands) in any jurisdiction: (a) Sildenafil citrate (Viagra); (b) Celecoxib (Celebrex); (c) Varenicline (Chantix/Champix); (d) Atorvastatin (Lipitor); (e) Gabapentin (Neutontin); and (f) Fesoterodine (Toviaz).

Indemnities

Under the Pfizer SAPA, GSK and Pfizer each agreed to indemnify each other and the Group in respect of losses (other than losses relating to tax, which were subject to a separate regime – see below) relating to certain liabilities that the parties agreed would be retained by GSK or Pfizer, respectively, relating to, among other things: (i) the assets that were excluded from the GSK Contributed CH Business or the Pfizer Contributed CH Business respectively (as described above); (ii) liabilities under any pension or other employee benefit plans not sponsored by GSKCHH or another member of the Group, subject to certain exceptions; and (iii) any liabilities arising from any third party claim in respect of products containing talc or asbestos distributed or sold by GSK or Pfizer at any time before Pfizer Completion.

The Group is required to indemnify GSK and Pfizer in respect of “Purchaser Liabilities” and “Assumed Liabilities”, which were defined as follows: “Purchaser Liabilities” means any and all liabilities (other than certain specified exceptions – including those liabilities GSK agreed to indemnify the Group in respect of, as summarised above) of GSK or any of its affiliates, whether arising prior to, on or after Pfizer Completion, to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the Purchaser Business, where “Purchaser Business” has the meaning described above under the section entitled “Pfizer Stock and Asset Purchase Agreement—Asset Perimeter: GSK Contributed CH Business”; and “Assumed Liabilities” means any and all liabilities (other than certain specified exceptions – including those liabilities Pfizer

216 Haleon Annual Report and Form 20-F 2022	Other Information

Strategic Report	Corporate Governance	Financial Statements	Other Information

agreed to indemnify the Group in respect of, as summarised above) of Pfizer or any of its affiliates, whether arising prior to, on or after Pfizer Completion, to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the Business, where “Business” has the meaning described above under “Pfizer Stock and Asset Purchase Agreement—Asset Perimeter: Pfizer Contributed CH Business”.

The Pfizer SAPA Amendment Agreement also extends the Group’s indemnification obligations in favour of GSK and Pfizer to include, among other things, all losses (other than losses relating to tax, which were subject to a separate regime (see below)) relating to liabilities to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the consumer healthcare business since Pfizer Completion, subject to certain exceptions (see Pfizer SAPA Amendment Agreement below).

In respect of tax, each of GSK and Pfizer provided an indemnity, subject to customary exclusions and limitations, to the Group in respect of, among other things, tax liabilities of the companies contributed to the GSK/Pfizer JV arising up to the point of Pfizer Completion.

The indemnities provided by each of GSK, Pfizer and the Group under the Pfizer SAPA survived completion of the Demerger and Separation.

Pfizer SAPA Amendment Agreement

On 1 June 2022, GSK, Pfizer, CH JVCo and the Company entered into the second amendment agreement to the Pfizer SAPA (the Pfizer SAPA Amendment Agreement) to implement certain amendments, including: (i) amendments to the Pfizer SAPA that were deemed appropriate as a result of the Group being an independent, separate business from GSK and Pfizer from Separation; (ii) amendments that were deemed appropriate as a result of an overlap with certain other ancillary agreements that are currently being entered into as part of the Separation; and (iii) to include the Company in the Pfizer SAPA indemnity framework by way of a guarantee given by the Company of CH JVCo’s indemnification obligations under the Pfizer SAPA.

Pursuant to the Pfizer SAPA Amendment Agreement: (i) the Group’s indemnification obligations under the Pfizer SAPA (as described under Pfizer Stock and Asset Purchase Agreement— Indemnities on the page opposite), were extended to include, among other things, all losses (other than losses relating to tax, which were subject to a separate regime) relating to liabilities to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the consumer healthcare business since Pfizer Completion, subject to certain exceptions primarily related to liabilities retained by each of Pfizer and GSK, respectively, under the Pfizer SAPA; and (ii) the Company, which is deemed a ‘Purchaser Indemnified Party’ under the Pfizer SAPA and has the benefit of the indemnities given to CH JVCo under the Pfizer SAPA, has provided a guarantee of CH JVCo’s indemnity obligations under the Pfizer SAPA (as described under Pfizer Stock and Asset Purchase Agreement— Indemnities on the page opposite), as amended by the Pfizer SAPA Amendment Agreement.

The Pfizer SAPA Amendment Agreement also includes provisions related to the release of guarantees given by Pfizer for the benefit of companies in the Group (or vice versa).

Pfizer Shareholders’ Agreement

The shareholders’ agreement, as amended or supplemented from time to time, in relation to the GSK/Pfizer JV was entered into on 31 July 2019 among Pfizer, GSK and CH JVCo, among others (the Pfizer SHA). The Pfizer SHA governed the relationship between the shareholders of CH JVCo and its ongoing management and operation before Admission. The Pfizer SHA was terminated in its entirety with effect from Admission.

Separation Co-operation and Implementation Agreement

The Separation Co-operation and Implementation Agreement (the SCIA) was entered into on 1 June 2022 among GSK, Pfizer, CH JVCo and the Company, among others, and details certain actions that were to be taken and arrangements that were to be implemented to effect completion of, or which otherwise relate to, the Separation. The SCIA records the obligations of the parties relating to such matters and contains certain terms on which relations between the parties are governed following completion of the Separation.

The SCIA also sets out certain other rights and obligations of the parties relating to, among other things, information rights and confidentiality. Pursuant to the terms of the SCIA, Pfizer has certain rights to certain information regarding the Company and the Group. Subject to certain exceptions, those rights will not apply if and when Pfizer and members of Pfizer’s group cease to hold, in aggregate, Haleon ordinary shares or Haleon ADSs in respect of such Haleon shares representing at least 10% of the Haleon Shares in issue (or the ordinary shares of any ultimate holding company thereof from time to time).

Tax Covenant

In accordance with the SCIA, the Company, GSK and Pfizer, among others, entered into a tax covenant on 1 June 2022, which has been effective from the time of the Demerger (the Tax Covenant). Subject to certain financial and other customary limitations, the Tax Covenant contains certain indemnities in respect of taxation given from GSK and Pfizer to the Company (and vice versa) where it has been agreed that such taxes are properly allocable to the indemnifying party. Amongst other things, GSK and Pfizer have provided the Company with indemnities for tax arising (if any) pursuant to certain pre-demerger reorganisation steps within the Group and the steps which comprised the Separation. As is customary for demerger transactions, the Company has provided a more limited set of tax indemnities to GSK and Pfizer.

The Tax Covenant also imposes certain restrictions on the Company for a number of years. For example, there are restrictions on certain asset disposals as well as on certain internal restructuring transactions (including liquidations or the issuance or redemption of stock or debt of certain subsidiaries of the Company). Although the Company does not currently anticipate that these restrictions would have a material adverse impact on the Company, these restrictions may reduce the Company’s ability to engage in certain business transactions that otherwise might be advantageous.

Exchange Agreements

Subject to and shortly after completion of the demerger, a series of share-for-share exchanges occurred pursuant to certain share exchange agreements in order to rationalise the Company’s shareholding structure such that GSK, the Scottish Limited Partnerships (SLPs) and Pfizer hold their remaining interests in the consumer healthcare business by holding shares in the Company, as the listed parent company.

Group information	Haleon Annual Report and Form 20-F 2022 217

Group information continued

Material contracts continued

Pfizer Exchange Agreement

On 1 June 2022, Pfizer and the Company, among others, entered into an exchange agreement pursuant to which Pfizer transferred all of its interests in the company that held 32% of the ordinary shares in the Group prior to separation to the Company in exchange for the issuance by the Company of Haleon ordinary shares to Pfizer and J.P. Morgan Chase Bank N.A., as depositary on behalf of Pfizer), representing in aggregate 32% of the issued and outstanding Haleon ordinary shares immediately following separation (to the nearest whole Haleon ordinary share), and 25 million non-voting preference shares.

Following completion of these transactions, the Company indirectly owned 100% of the Group.

Pfizer Relationship Agreement

The relationship agreement between the Company and Pfizer was entered into as a deed on 1 June 2022 (the Pfizer Relationship Agreement). The principal purpose of the Pfizer Relationship Agreement is to regulate the continuing relationship between the Company and Pfizer after Admission. References to aggregate interests in Haleon ordinary shares in the Pfizer Relationship Agreement include both direct holdings of Haleon ordinary shares and interests in Haleon ordinary shares held indirectly through holdings of Haleon ADSs.

Pursuant to the Pfizer Relationship Agreement, Pfizer has undertaken, that, for so long as Pfizer is a controlling shareholder (as defined in Appendix I to the Listing Rules), it shall (and shall procure that its associates (as defined in Appendix I of the Listing Rules) shall): (i) conduct all transactions and arrangements with the Company and the Group at arm’s length and on normal commercial terms; (ii) not take any action that would have the effect of preventing the Company from complying with its obligations under the Listing Rules; and (iii) not propose or procure the proposal of a shareholder resolution of the Company which is intended or appears to be intended to circumvent the proper application of the Listing Rules. For so long as Pfizer is a controlling shareholder, it shall (and shall, so far as it is legally able to do so, procure that its associates shall) not take any action which precludes the Company or any other member of the Group from carrying on an independent business as its main activity.

Under the Pfizer Relationship Agreement, Pfizer is granted the right to nominate two persons to be appointed to the Board as representative directors for so long as it and its affiliates together continue to hold 20% or more of the Haleon Shares in issue and a right to nominate one person to be appointed to the Board as a representative director for so long as it and its affiliates together continue to hold less than 20% but at least 10% of the Haleon ordinary shares in issue. Pfizer is subject to customary standstill provisions, subject to certain exceptions, and the Pfizer Relationship Agreement imposes certain obligations on the Company in connection with seeking shareholder authority to carry out share repurchases to ensure that no such repurchases result in a requirement for Pfizer to make a general offer for Haleon Shares in accordance with Rule 9 of the City Code (provided that Pfizer has not itself entered into any disqualifying transactions).

Under the Pfizer Relationship Agreement, Pfizer agrees to procure that any member of its group that held an interest in Haleon ordinary shares on Admission shall, for such time as that member of Pfizer’s group holds an interest in Haleon ordinary shares, comply with the provisions of the Pfizer Relationship Agreement as if that member of Pfizer’s group were a party to the Pfizer Relationship Agreement with the same obligations as Pfizer.

The Pfizer Relationship Agreement will terminate on the date that Pfizer and its affiliates cease to hold at least 10% of the Haleon ordinary shares in issue.

Registration Rights Agreement

The Registration Rights Agreement (the Registration Rights Agreement) was entered into on 1 June 2022 among the Company, Pfizer, GSK and the SLPs. GSK, Pfizer and the SLPs, together with their respective affiliates, successors or permitted assigns, to the extent they are holders or beneficial owners of the Company’s registrable securities, are referred to in the Registration Rights Agreement as “Holders”. The Company’s registrable securities include all shares and ADSs held by the Holders in the Company after Separation and equity securities issued in exchange or replacement thereof.

The Registration Rights Agreement provides for certain demand and piggyback registration rights to the Holders. The Company filed a shelf registration statement on Form F-1 (the Shelf Registration Agreement) on 28 July 2022 in partial satisfaction of the demand registration rights. Additionally, pursuant to the demand registration rights: (i) following the expiration of the lock-up restrictions in the Lock-up Deed, each Holder now has the right to sell any part of its registrable securities in an underwritten offering pursuant to the Shelf Registration Statement (the Shelf Underwriting) by delivering a written request to the Company. The Company shall give notice of such request to the Holders of other registrable securities registered on the Shelf Registration Statement, and, subject to certain limitations, include in the Shelf Underwriting the registrable securities of the other requesting Holders; (ii) if the Shelf Registration Statement is not available for use by the Holders, each Holder may require the Company to file one or more registration statements covering all or any part of its registrable securities, subject to certain limitations. The Company shall use its reasonable best efforts to file or confidentially submit with the SEC such registration statement no later than 60 days from receipt of request from the Holder if the registration is on Form F-1 or Form S-1 (or 30 days if the registration is on Form F-3 or Form S-3); and (iii) the Registration Rights Agreement includes customary provisions that permit the Company to postpone filing or confidentially submitting a registration statement, or if a registration statement has been filed or confidentially submitted, suspend use of, or withdraw, such registration statement for a limited duration to avoid disclosing material non-public information in certain circumstances.

The Holders also have certain ‘piggyback’ registration rights, pursuant to which they will be entitled to register the resale of their registrable securities alongside certain offerings of securities that the Company may undertake, subject to “cutback” in certain such cases.

The Registration Rights Agreement contains customary indemnification obligations on the part of the Company and, in certain circumstances, the Holders.

The Company is obligated to pay all expenses associated with the registration of the registrable securities under the Registration Rights Agreement, except for transfer taxes and commissions payable in an underwritten offering (payable by the Holders).

The Registration Rights Agreement terminates with regards to the Holders affiliated with GSK and the Holders affiliated with Pfizer when they, respectively, cease to hold registrable securities representing more than 1% of Haleon’s outstanding ordinary shares.

218 Haleon Annual Report and Form 20-F 2022	Other Information

Strategic Report	Corporate Governance	Financial Statements	Other Information

Shareholder information

Tax information for shareholders

A summary of certain UK tax and US federal income tax consequences for holders of shares and ADSs who are citizens of the UK or the US is set out below. It is not a complete analysis of all the possible tax consequences of the purchase, ownership or sale of these securities. It is intended only as a general guide. Holders are advised to consult their advisers with respect to the tax consequences of the purchase, ownership or sale of their shares or ADSs and the consequences under state and local tax laws in the US and the implications of the current UK/US tax conventions.

US holders of ADSs generally will be treated as the owners of the underlying shares for the purposes of the current UK/US double taxation conventions relating to income and gains (Income Tax Convention), estate and gift taxes (Estate and Gift Tax Convention), and for the purposes of the Internal Revenue Code of 1986, as amended.

UK shareholders

This summary only applies to a UK resident shareholder that holds shares as capital assets.

Taxation of dividends

For the 2022/23 UK tax year, UK resident individuals are entitled to a dividend tax allowance of up to £2,000, so that the first £2,000 of dividends received in a tax year will be free of tax. Dividends in excess of this allowance will be taxed at 8.75% for basic rate taxpayers, 33.75% for higher rate taxpayers and 39.35% for additional rate taxpayers. Note that from April 2022 tax on dividend income increased by 1.25% to help support the NHS and social care.

UK resident shareholders that are corporation taxpayers should note that dividends payable on ordinary shares are generally entitled to exemption from corporation tax provided certain conditions are met.

Taxation of capital gains

UK resident shareholders may be liable for UK tax on gains on the disposal of shares or ADSs.

For disposals by individuals in the 2022/2023 UK tax year, a taxable capital gain accruing on a disposal of shares or ADSs will be taxed at 10% for basic rate taxpayers, or 20% if, after all allowable deductions, the individual’s taxable income for the year exceeds the basic rate income tax banding. Note this is following the use of any exemptions available to the individual taxpayer such as the annual exempt amount.

A disposal by corporation taxpayers may give rise to a chargeable gain for the purposes of UK corporation tax, depending on the circumstances and subject to any available exemption or relief. Corporation tax is charged on gains at the rate of corporation tax applicable to that company.

Inheritance tax

Individual (UK-domiciled or otherwise) shareholders may be liable to UK inheritance tax on the transfer of shares or ADSs. Tax may be charged on the amount by which the value of the shareholder’s estate is reduced as a result of any transfer by way of lifetime gift or other disposal at less than full market value. In the case of a bequest on death, tax may be charged on the value of the shares at the date of the shareholder’s death. If such a gift or other disposal were subject to both UK inheritance tax and US estate or gift tax, the Estate and Gift Tax Convention would generally provide for tax paid in the US to be credited against tax payable in the UK.

Stamp duty and stamp duty reserve tax

UK stamp duty and/or stamp duty reserve tax (SDRT) will, subject to certain exemptions, be payable on the transfer of shares at a rate of 0.5% (rounded up to the nearest £5 in the case of stamp duty) of the consideration for the transfer. Notwithstanding this, provided that an instrument is executed in pursuance of the agreement that gave rise to the charge to SDRT and that instrument is stamped within six years of the agreement (including being stamped as exempt) any SDRT charge should be cancelled and any SDRT which has already been paid will be repaid.

UK stamp duty and/or SDRT will, subject to certain exemptions, be payable on any transfer of shares to the ADS custodian or depository at a rate of 1.5% of the amount of any consideration provided (if transferred on sale), or their value (if transferred for no consideration). However, no stamp duty or SDRT should be payable on the transfer of, or agreement to transfer, an ADS.

US shareholders

This section describes the material US federal income tax consequences to a US holder (as defined below) of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This discussion addresses only US federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including: a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organisation, a life insurance company, a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes, or a person whose functional currency is not the US dollar. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the US and the UK (the Treaty). These authorities are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

Shareholder information	Haleon Annual Report and Form 20-F 2022 219

Shareholder information continued

Tax information for shareholders continued

You are a US holder if you are a beneficial owner of shares or ADSs and you are, for US federal income tax purposes: a citizen or resident of the US, a domestic corporation, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

If an entity or arrangement that is treated as a partnership for US federal income tax purposes holds the shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership.

You should consult your own tax advisor regarding the US federal, state and local tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

In general, and taking into account the earlier assumptions, for US federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to US federal income tax.

Distributions

Under the US federal income tax laws, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes), other than certain pro-rata distributions of our shares that are generally not taxable, will be treated as a dividend that is subject to US federal income taxation. If you are a noncorporate US holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the US or we are eligible for the benefits of the Treaty. Our ADSs are listed on the NYSE and we therefore expect that dividends on the ADSs will be qualified dividend income. In addition, we believe that we are currently eligible for the benefits of the Treaty and that dividends on the shares and ADS will be qualified dividend income on that basis, but there can be no assurance that we will continue to be eligible for the benefits of the Treaty. Dividends will generally be income from sources outside the US and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you.

The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution that you must include in your income will be the US dollar value of the Sterling payments made, determined at the spot Sterling/US dollar rate on the date the dividend is distributed, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is distributed to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.

The gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with US federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Sales or dispositions

If you sell or otherwise dispose of your shares or ADSs, you will recognise capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars, in your shares or ADSs. Capital gain of a noncorporate US holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

PFIC classification

We believe that we should not be currently classified as a PFIC for US federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. The discussion above in this section assumes that we are not classified as a PFIC for US federal income tax purposes.

If we were to be treated as a PFIC, any gain realised on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, you would generally be treated as if you had realised any gain and certain “excess distributions” ratably over your holding period for the shares or ADSs. Amounts allocated to the current year and any year before we were a PFIC would be taxed as ordinary income and amounts allocated to other years would be taxed at the highest tax rate in effect for each such year, and would be subject to an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us would not be eligible for the preferential tax rate if we were a PFIC (or treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income. If you own our shares or ADSs during any year that we are a PFIC with respect to you, you may be required to file IRS Form 8621.

220 Haleon Annual Report and Form 20-F 2022	Other Information

Strategic Report	Corporate Governance	Financial Statements	Other Information

Summary of significant corporate governance

differences from NYSE listing standards

The Group’s statement of compliance with the UK Corporate Governance Code issued in July 2018 by the Financial Reporting Council (the Code) is set out on page 106.

The Company’s ADSs are listed on the NYSE and we are subject to the reporting and other requirements of the SEC applicable to US foreign private issuers. We are required to disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the Listing Standards of the NYSE.

The significant differences between Haleon’s corporate governance practices as a UK company and those required by NYSE standards for US companies are as follows.

Independence

The Code’s principles recommend that at least half the Board, excluding the Chair, should consist of independent non-executive directors. As at 13 March 2022, the Board consisted of the Chair, independent at the time of his appointment, two Executive Directors, six Independent Non-Executive Directors and two Non-Executive Directors who were nominated to the Board by Pfizer. The Pfizer-nominated Directors are not considered independent. NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. The NYSE has set out six bright line tests for director independence. The Board’s judgement is that, with the exception of the Pfizer-nominated Non-Executive Directors, the Non-Executive Directors are independent and, as such, independent Non-Executive Directors make up a majority of the Board. However, it did not explicitly take into consideration the NYSE’s tests in reaching this determination.

Committees

The Company has a number of Board Committees which are similar in purpose and constitution to those required for domestic companies under NYSE rules. The NYSE requires US companies to have audit, remuneration and nominating/corporate governance committees composed entirely of independent directors, as defined under the NYSE rules. The Company’s Nominations & Governance, Audit & Risk, and Remuneration Committees consist entirely of Non-Executive Directors who are independent under the standards of the Code, which may not necessarily be the same as the NYSE independence standards. The nominating/governance committee is responsible for identifying individuals qualified to become Board members and to recommend to the Board a set of corporate governance principles. As the Company is subject to the Code, the Company’s Nominations & Governance Committee is responsible for nominating, for approval by the Board, candidates for appointment to the Board and its Committees. The Company’s Nominations & Governance Committee consists of the Chair and independent Non-Executive Directors. The Chair of the Company is not a member of either the Remuneration or Audit & Risk Committees. As set out on page 74, the Audit & Risk Committee is chaired by Deirdre Mahlan, an independent Non-Executive Director, who, in the Board’s view, has the experience and qualifications to satisfy the criterion under US rules for an ‘audit committee financial expert’.

Shareholder approval of equity compensation plans

The NYSE rules for US companies require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. Haleon complies with UK requirements that are similar to the NYSE rules. The Board, however, does not explicitly take into consideration the NYSE’s detailed definition of what are considered ‘material revisions’.

Purchases of equity securities by the Company and affiliated purchasers

During the financial year ended 31 December 2022, the following ordinary shares (including ordinary shares held indirectly through Haleon ADSs) were purchased by the Company’s Employee Benefit Trusts. No shares were repurchased by the Company.

			Total number of shares (or	Maximum number of
			units) purchased as part of	shares (or units) that may
	Total number of shares (or	Average price paid per	publicly announced plans	yet be purchased under
Period	units) purchased[1]	share (or unit) (£)	or programmes	the plans or programmes
Month 1	Nil	Nil	Nil	n/a
Month 2	Nil	Nil	Nil	n/a
Month 3	Nil	Nil	Nil	n/a
Month 4	Nil	Nil	Nil	n/a
Month 5	Nil	Nil	Nil	n/a
Month 6	Nil	Nil	Nil	n/a
Month 7	Nil	Nil	Nil	n/a
Month 8	Nil	Nil	Nil	n/a
Month 9	Nil	Nil	Nil	n/a
Month 10	Nil	Nil	Nil	n/a
Month 11	Nil	Nil	Nil	n/a
Month 12	249,038	3.16	Nil	n/a

1 Shares purchased on the open market in the UK and US.

Shareholder information	Haleon Annual Report and Form 20-F 2022 221

Shareholder information continued

Dividend history

The table below sets out the dividends declared following separation and demerger in respect of the Company’s ordinary shares for the financial year ending 31 December 2022. Information about dividends paid prior to separation and demerger can be found in Note 10 to the Financial Statements on page 139.

Interim	Final	Total
£	$	£	$
2022	–	–	0.024	N/A1	0.024

[1] The US Dollar equivalent of the final dividend will be set based on the actual foreign exchange rate achieved by the Company prior to payment.

Shareholder profiles
Analysis of shareholdings as at 31 December 2022
Holding of shares	Number of accounts	% of total accounts	% of total shares	Number of shares
Up to 1,000	46,426	72.03	0.16	15,183,736
1,001 – 5,000	13,788	21.39	0.33	29,994,066
5,001 – 100,000	3,398	5.27	0.57	52,932,423
100,001 to 1,000,000	500	0.78	1.96	180,830,622
Over 1,000,000	338	0.53	96.98	8,955,632,984
Totals	64,450	100	100	9,234,573,831

Held by
Institutional and Corporate holders	62,662	97.23%	33.91%	3,131,732,389
Individuals and other corporate bodies	1,787	2.77%	49.55%	4,575,834,622
Guaranty Nominees Limited	1	0.00%	16.54%	1,527,006,820

J.P. Morgan Chase Bank, N.A. is the Depositary for the Company’s ADR programme. The Company’s ADSs are listed on the NYSE. Ordinary shares representing the Company’s ADR programme, which is managed by the Depositary, are registered in the name of Guaranty Nominees Limited.

As at 10 March 2023 (being the latest practicable date prior to publication of this Annual Report) Guaranty Nominees Limited held 1,531,048,334 ordinary shares representing 16.58% of the Company’s issued share capital. As at 10 March 2023, the number of holders of Ordinary shares in the US was 862 with holdings of 899,289 ordinary shares, and the number of registered holders of ADSs was 16,739 with holdings of 765,524,167 ADSs. Certain of these ordinary shares and ADSs were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the US is not representative of the number of beneficial holders or of the residence of beneficial holders.

222 Haleon Annual Report and Form 20-F 2022	Other Information

Strategic Report	Corporate Governance	Financial Statements	Other Information

OTC medicines are regulated according to guidelines and standards published by the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use. The requirements govern, among other things, pre-clinical and clinical testing, pre- and post-marketing approval, production, distribution, import, export, and advertising. Failure to comply can result in recalls, seizures, injunctions, refusal or withdrawal of approval of products, fines or criminal prosecution.

All medical devices must satisfy safety and performance, quality system (some low-risk devices may be exempt) and labelling requirements, with the degree of regulatory scrutiny increasing with the potential risks of the medical device. Regulatory controls on medical devices, including pre-market authorisation requirements, may require the provision of stringent supporting material, including (among other things) independent external audits of the manufacturer’s quality systems, independent external review of the technical data and documentation of relevant clinical evidence to support the manufacturer’s claims.

Cosmetics can be classified differently by territory: a cosmetic in one country may be classified as a medicine, or even a medical device, in another country (eg, fluoride toothpaste is a cosmetic in the EU and a drug in the US). Some countries require pre-market approval involving the provision of safety assessments, manufacturing data and raw material functionality, while other countries require no registration.

Claims and labelling: The labelling and advertising for all product classifications which the Group markets is subject to applicable laws in markets in which the Group operates, which may specify text format and the order of information, require specific information and statements, and restrict misleading, unfair or unsubstantiated claims in advertisements and on labels. Regulatory authorities may take enforcement action against businesses which fail to comply with relevant rules.

Pricing: The Group’s activities are also subject to price control laws and regulations in some of the markets in which it operates. For example, in China, in respect of medicines (both Rx and OTC) in the hospital channel, the government regulates prices through a centralised procurement mechanism, medical insurance reimbursement standards and strengthened regulation of medical and pricing practices.

Consumer safety and quality: The Group is subject to vigilance regulations designed at ensuring the safety of its products, whether in the development pipeline, already approved, or post-launch. These regulations require the collection, detection, assessment, monitoring and prevention of adverse events/undesirable effects, through (among other things) inspection by health authorities, reporting of serious safety events, and preparation of periodic safety reports. The Group is also subject to quality regulations that apply to innovation, manufacturing practices, testing, marketing, post-marketing studies and reporting by product classification. These regulations can require pre- and post-approval inspections of facilities to ensure Good Manufacturing Practices compliance, and the imposition of quality systems regulations on medical devices.

Impact of regulation

The Group’s activities are subject to regulation on a local and international level that impact the Group’s activities. The majority of the Group’s products can be categorised according to four principal regulatory classifications, namely (i) OTC medicines; (ii) medical devices; (iii) foods; and (iv) cosmetics. Each is subject to regulatory regimes that restrict research, development, manufacturing, testing, marketing and sale of our products, and the process of obtaining regulatory approvals and ongoing compliance with applicable laws, regulations and other requirements require the expenditure of substantial time and financial resources, which can increase the cost and complexity of our business (see for example The Group may not be able to develop and commercialise new products effectively on page 203).

The FDA is our principal US regulator and we must also comply with regulations promulgated by other federal and state authorities. In the EU, the regulatory system is based on a network of national competent authorities in the European Economic Area, working together with the European Medicines Agency and the European Commission. In China, the National Medical Products Administration (and affiliated institutions) is the primary regulator supervising and regulating drugs, medical devices and cosmetics.

OTC medicines: OTC medicines are regulated according to guidelines and standards published by the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use. The requirements govern, among other things, pre-clinical and clinical testing, pre- and post-marketing approval, production, distribution, import, export, and advertising. Failure to comply can result in recalls, seizures, injunctions, refusal or withdrawal of approval of products, fines or criminal prosecution.

Medical devices: All medical devices must satisfy safety and performance, quality system (some low-risk devices may be exempt) and labelling requirements, with the degree of regulatory scrutiny increasing with the potential risks of the medical device. Regulatory controls on medical devices, including pre-market authorisation requirements, may require the provision of stringent supporting material, including (among other things) independent external audits of the manufacturer’s quality systems, independent external review of the technical data and documentation of relevant clinical evidence to support the manufacturer’s claims.

Foods: Most food products do not require pre-market authorisation, although specific categories (such as food supplements, foods for special medical purposes or dietary supplements) may require notification of sale to regulators. In some countries, such as China, products classified as functional health foods require a formal pre- market review and registration. Products in this category are subject to strict quality and safety standards, including for packaging and product composition.

Cosmetics: Cosmetics can be classified differently by territory: a cosmetic in one country may be classified as a medicine, or even a medical device, in another country (eg, fluoride toothpaste is a cosmetic in the EU and a drug in the US). Some countries require pre-market approval involving the provision of safety assessments, manufacturing data and raw material functionality, while other countries require no registration.

Additional laws, regulations and other requirements materially relevant to the Group’s business include:

–  Claims and labelling: The labelling and advertising for all product classifications which the Group markets is subject to applicable laws in markets in which the Group operates, which may specify text format and the order of information, require specific information and statements, and restrict misleading, unfair or unsubstantiated claims in advertisements and on labels. Regulatory authorities may take enforcement action against businesses which fail to comply with relevant rules.

–  Pricing: The Group’s activities are also subject to price control laws and regulations in some of the markets in which it operates. For example, in China, in respect of medicines (both Rx and OTC) in the hospital channel, the government regulates prices through a centralised procurement mechanism, medical insurance reimbursement standards and strengthened regulation of medical and pricing practices.

–  Consumer safety and quality: The Group is subject to vigilance regulations designed at ensuring the safety of its products, whether in the development pipeline, already approved, or post-launch. These regulations require the collection, detection, assessment, monitoring and prevention of adverse events/undesirable effects, through (among other things) inspection by health authorities, reporting of serious safety events, and preparation of periodic safety reports. The Group is also subject to quality regulations that apply to innovation, manufacturing practices, testing, marketing, post-marketing studies and reporting by product classification. These regulations can require pre- and post-approval inspections of facilities to ensure Good Manufacturing Practices compliance, and the imposition of quality systems regulations on medical devices.

Shareholder information	Haleon Annual Report and Form 20-F 2022 223

Shareholder information continued

Exhibits

The following exhibits are filed as part of this Annual Report on Form 20-F with the SEC, and are publicly available through the SEC’s website.

>>   www.sec.gov and search Haleon plc under Company Filings.

Exhibit 1*	Articles of Association of the Company dated 31 May 2022.

Exhibit 2.1*	Form of Deposit Agreement, among the Registrant, J.P. Morgan Chase Bank, N.A., as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

Exhibit 2.2*	Form of American Depositary Receipt representing American Depositary Shares representing ordinary shares of the Registrant (included in Exhibit 2.1).

Exhibit 2.3*

Indenture dated as of 24 March 2022 among GSK Consumer Healthcare Capital US LLC, GSK Consumer Healthcare Capital UK plc, GlaxoSmithKline plc. and the Registrant as guarantors and Deutsche Bank Trust Company Americas, as trustee, registrar, paying agent, transfer agent and calculation agent.

Exhibit 2.4	Description of Securities Registered Under Section 12 of the Exchange Act.

Exhibit 4.1*	Service Agreement between Haleon UK Services Limited and Brian McNamara dated 9 May 2022.

Exhibit 4.2*	Service Agreement between Haleon UK Services Limited and Tobias Hestler dated 10 May 2022.

Exhibit 4.3*

Stock and Asset Purchase Agreement between Pfizer Inc., GSK plc and GlaxoSmithKline Consumer Healthcare Holdings Limited dated as of 19 December 2018. Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Exhibit 4.4*

Amendment Agreement dated as of 31 July 2019 to the Stock and Asset Purchase Agreement by and among Pfizer Inc., GSK plc, GlaxoSmithKline Consumer Healthcare Holdings Limited and GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited dated as of 19 December 2018.

Exhibit 4.5*

Second Amendment Agreement dated as of 1 June 2022 to the Stock and Asset Purchase Agreement by and among Pfizer Inc., GSK plc, GlaxoSmithKline Consumer Healthcare Holdings Limited and GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited dated as of 19 December 2018. Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Exhibit 4.6*

Asset Transfer Framework Agreement dated as of 1 June 2022 between GSK plc, GlaxoSmithKline Consumer Healthcare Holdings Limited and GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited. Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Exhibit 4.7*	Demerger Agreement dated as of 1 June 2022 between the Registrant and GSK plc.

Exhibit 4.8*

Tax Covenant dated as of 1 June 2022 between GSK plc, Pfizer, Inc., GlaxoSmithKline Consumer Healthcare Holdings Limited, GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited and the Registrant. Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Exhibit 4.9*

Separation Co-Operation and Implementation Agreement dated as of 1 June 2022 between GSK plc, Pfizer Inc., the Registrant, GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited, GlaxoSmithKline Consumer Healthcare Holdings Limited, Anacor Pharmaceuticals, Inc. and PF Consumer Healthcare Holdings LLC[1]. Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Exhibit 4.10*	Exchange Agreement dated as of 1 June 2022 between GSK plc and the Registrant.

Exhibit 4.11*	Exchange Agreement dated as of 1 June 2022 between GSK (No.1) Scottish Limited Partnership, GSK (No.2) Scottish Limited Partnership, GSK (No.3) Scottish Limited Partnership and the Registrant.

Exhibit 4.12*	Exchange Agreement dated as of 1 June 2022 between Pfizer Inc., Anacor Pharmaceuticals, Inc. and the Registrant.

* Incorporated by reference

1 This entity was dissolved on 28 December 2022

224 Haleon Annual Report and Form 20-F 2022	Other Information

Strategic Report	Corporate Governance	Financial Statements	Other Information

Exhibit 4.13*	Pfizer Relationship Agreement dated as of 1 June 2022 between the Registrant and Pfizer Inc.

Exhibit 4.14*

Transition Services Agreement dated as of 1 June 2022 between GlaxoSmithKline Services Unlimited, GlaxoSmithKline LLC, Haleon UK Services Limited and GlaxoSmithKline Consumer Healthcare Holdings (US) LLC. Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Exhibit 4.15*

Registration Rights Agreement dated as of 1 June 2022 between the Registrant, Pfizer Inc., GSK plc, GSK (No.1) Scottish Limited Partnership, GSK (No.2) Scottish Limited Partnership and GSK (No.3) Scottish Limited Partnership.

Exhibit 4.16*

Trust Deed dated as of 16 March 2022 among GSK Consumer Healthcare Capital UK plc, GSK Consumer Healthcare Capital NL B.V., GSK plc. and the Registrant as guarantors and Deutsche Trustee Company Limited as trustee for the noteholders.

Exhibit 4.17*

Term Loan Facility dated as of 18 February 2022 among GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited, Bank of America, N.A., London Branch, Banco Santander, S.A., London Branch, Barclays Bank PLC, BNP Paribas Fortis SA/NV, BNP Paribas, Citibank, N.A., London Branch, Deutsche Bank AG, London Branch, Goldman Sachs Bank USA, HSBC Bank plc, J.P. Morgan Chase Bank, N.A., London Branch, Mizuho Bank, Ltd., Morgan Stanley Bank N.A. and Standard Chartered Bank (Hong Kong) Limited. Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Exhibit 4.18*	Rules of the Haleon plc Share Value Plan 2022.

Exhibit 4.19*	Rules of the Haleon plc Performance Share Plan 2022.

Exhibit 8	List of subsidiaries of Haleon plc as at 31 December 2022 (can be found on pages 180-185).

Exhibit 12.1	Certification of Brian McNamara filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

Exhibit 12.2	Certification of Tobias Hestler filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

Exhibit 13.1	Certification of Brian McNamara and Tobias Hestler furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 15.1	Consent of KPMG LLP.

Exhibit 15.2	Consent of Deloitte LLP.

Exhibit 15.3	Letter from KPMG LLP addressed to the SEC regarding the Change in Registrant’s Certifying Accountant disclosures in this Annual Report on Form 20-F.

Exhibit 101.INS	Inline XBRL Instance Document.

Exhibit 101.SCH	XBRL Taxonomy Extension Schema.

Exhibit 101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase.

Exhibit 101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase.

Exhibit 101.LAB	XBRL Taxonomy Extension Schema Label Linkbase.

Exhibit 101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase.

Exhibit 104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101).

* Incorporated by reference

Shareholder information	Haleon Annual Report and Form 20-F 2022 225

Shareholder information continued

Form 20-F cross reference

Item	Form 20-F caption	Location	Page
1	Identity of Directors, senior management and advisers	Not applicable
2	Offer statistics and expected timetable	Not applicable
3	Key information
	3A (Reserved)	Not applicable
	3B Capitalisation and indebtedness	Not applicable
	3C Reason for the offer and use of proceeds	Not applicable
	3D Risk factors	Group information: Risk factors	202
4	Information on the company
	4A History and development of the Company	Strategic Report: Use of non-IFRS measures: Net capital expenditure Consolidated Financial Statements: Note 1 Presentation of the Financial Statements, ‘General information’ Group information: History and development of the Group Useful Information: Investor information – Website and electronic communication Useful information: Contacts	54 127 201 230 231
	4B Business overview	Strategic Report Consolidated Financial Statements: Note 1 Presentation of the Financial Statements Consolidated Financial Statements: Note 4 Segment information Group information: Risk factors Group information: Impact of regulation	2 127 130 202 223
	4C Organisation structure	Consolidated Financial Statements: Note 30 Subsidiaries Group information: History and development of the Group	180 201
	4D Property, plant and equipment	Strategic Report: Key performance indicators Directors’ Report: Streamlined energy and carbon reporting Consolidated Financial Statements: Note 12 Property, plant and equipment Group information: Property, plant and equipment	12 199 140 211
4A	Unresolved staff comments	Not applicable
5	Operating and financial review and prospects
	5A Operating results	Strategic Report: 2022 Business Review Strategic Report: Key performance indicators Strategic Report: Viability statement Consolidated Financial Statements: Foreign Currencies Consolidated Financial Statements: Note 2 Accounting policies Consolidated Financial Statements: Note 25 Capital and financial risk management, ‘Foreign exchange risk management’, ‘Net investment hedges’ and ‘Foreign exchange sensitivity’ Group information: Risks relating to changes in law and the political and economic environment, regulation and legislation	36 12 61 128 129 165 207
	5B Liquidity and capital resources	Strategic Report: 2022 Business review – ‘indebtedness, liquidity and financial risk management’ Strategic Report: Use of non-IFRS measures Strategic Report: Viability statement Consolidated Financial Statements: Note 8 Net finance costs Consolidated Financial Statements: Note 16 Trade and other receivables Consolidated Financial Statements: Note 17 Cash and cash equivalents Consolidated Financial Statements: Note 19 Borrowings Consolidated Financial Statements: Note 22 Contingent liabilities and commitments Consolidated Financial Statements: Note 25 Capital and financial risk management	45 46 61 136 147 149 149 159 165
	5C Research and development, intellectual property	Strategic Report: Our business model Strategic Report: Our strategy Strategic Report: Our progress against our strategy Consolidated Financial Statements: Consolidated income statement Consolidated Financial Statements: Note 14 Intangibles assets	10 18 19 122 143
	5D Trend information	Strategic Report: 2022 Business review	36
	5E Critical accounting estimates	Not applicable
	Non-GAAP financial measures	Strategic Report: 2022 Business review Strategic Report: Use of Non-IFRS measures	36 46

226 Haleon Annual Report and Form 20-F 2022	Other Information

Strategic Report	Corporate Governance	Financial Statements	Other Information

Item	Form 20-F caption	Location	Page
6	Directors, senior management and employees
	6A Directors and senior management	Corporate Governance: Our Board of Directors Corporate Governance: Our Executive Team Directors’ Report: Significant shareholders	64 66 197
	6B Compensation	Remuneration Committee Report Consolidated Financial Statements: Note 7 Employees and remuneration of key management personnel Consolidated Financial Statements: Note 20 Pensions and other post-employment benefits	82 135 152
	6C Board practices	Corporate Governance: Our Board of Directors Corporate Governance: Our Executive Team Corporate Governance: Governance structure Corporate Governance: Audit & Risk Committee Report Corporate Governance: Nominations & Governance Report	64 66 69 74 80
	6D Employees	Consolidated Financial Statements: Note 7 Employees and remuneration of key management personnel	135
	6E Share ownership	Remuneration Committee Report: Annual Report on remuneration Consolidated Financial Statements: Note 26 Employee share scheme Group Information: Directors’ and Executive Team shareholdings	95 176 211
7	Major shareholders and related party transactions	Not applicable
	7A Major shareholders	Directors’ Report: Significant shareholders Shareholder information: Shareholder profiles	197 222
	7B Related party transactions	Consolidated Financial Statements: Note 24 Related party transactions Group information: Material contracts	164 216
	7C Interests of experts and counsel	Not applicable
8	Financial information
	8A Consolidated statements and other financial information	Strategic Report: Use of Non-IFRS measures Consolidated Financial Statements Independent Auditors’ US Reports Directors’ Report: Dividends and dividend policy	46 107 120 196
	8B Significant changes	Consolidated Financial Statements: Post balance sheet events	179
9	The offer and listing
	9A Offer and listing details	Useful information: Trading markets	230
	9B Plan of distribution	Not applicable
	9C Markets	Useful information: Trading markets	230
	9D Selling shareholders	Not applicable
	9E Dilution	Not applicable
	9F Expenses of the issue	Not applicable
10	Additional information
	10A Share capital	Not applicable
	10B Memorandum and articles of association	Group information: Articles of Association Exhibit 1	214 224
	10C Material contracts	Group information: Material contracts	216
	10D Exchange controls	Group information: Exchange controls and restrictions on payment of dividends	215
	10E Taxation	Shareholder information: Tax information for shareholders	219
	10F Dividends and paying agents	Not applicable
	10G Statement by experts	Not applicable
	10H Documents on display	Useful information: Investor information - AGM and documents on display	230
	10I Subsidiary information	Not applicable
	10J Annual Report to security holders	Not applicable
11	Quantitative and qualitative disclosures about market risk	Consolidated Financial Statements: Note 25 Capital and financial risk management	165
12	Description of securities other than equity securities
	12A Debt securities	Not applicable
	12B Warrant and rights	Not applicable
	12C Other securities	Not applicable

Shareholder information	Haleon Annual Report and Form 20-F 2022 227

Shareholder information continued

Item	Form 20-F caption	Location	Page
	12D American depository shares	Group information: Fees and charges payable by ADR holders	213
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and Procedures	Not applicable
	15A Disclosure controls and procedures	Group Information: Disclosure controls and procedures	211
	15B Management’s annual report on internal control over financial reporting	Not applicable
	15C Attestation Report of the registered public accounting firm	Not applicable
16	16A Audit committee financial expert	Governance: Audit & Risk Committee Report Shareholder Information: Summary of significant corporate governance differences from NYSE listing standards - Committees	74 221
	16B Code of ethics	Directors’ Report: Code of Conduct	196
	16C Principal accountant fees and services	Corporate Governance: Audit & Risk Committee Report - External audit Corporate Governance: Audit & Risk Committee Report- Non-audit services Group Financial Statements; Note 6 Operating profit	78 79 133
	16D Exemptions from the listing standards for audit committees	Not applicable
	16E Purchase of equity securities by the issuer and affiliated purchasers	Shareholder information: Purchases of equity securities by the Company and affiliated purchasers	221
	16F Change in registrant’s certifying accountant	Corporate Governance: Audit & Risk Committee Report - External audit Group information: Change in certifying accountant	78 211
	16G Corporate Governance	Shareholder information: Summary of significant corporate governance differences from NYSE listing standards	221
	16H Mine safety disclosure	Not applicable
	16I Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable
17	Financial statements	Not applicable
18	Financial statements	Consolidated Financial Statements	107
19	Exhibits	Other information: Exhibits	224

Forward-looking statements

This Annual Report and Form 20-F contains certain statements that are, or may be deemed to be, “forward-looking statements” (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the US Securities Act and Section 21E of the Exchange Act). Forward-looking statements give Haleon’s current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon’s actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as “expects”, “anticipates”, “believes”, “targets”, “plans” “intends”, “aims”, “projects”, “indicates”, “may”, “might”, “will”, “should”, “potential”, “could” and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this presentation are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions, realisations of efficiencies and responsible business goals), future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this Annual Report and Form 20-F. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon’s control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” on pages 202 to 210 of this Annual Report & Form 20-F. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and US law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority (“FCA”)), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

228 Haleon Annual Report and Form 20-F 2022	Other Information

Strategic Report	Corporate Governance	Financial Statements	Other Information

Glossary

ADR	American Depositary Receipt
ADR depositary	J.P. Morgan Chase Bank, N.A.
ADS	American Depositary Share, listed on the New York Stock Exchange
AER	Actual exchange rates
Annual Report or Report	The Annual Report and Form 20-F
APAC	Asia Pacific region
CER	Constant currency exchange rates
CMO	Third-party contract manufacturing organisations
Companies Act	The UK Companies Act 2006, as amended
Company, Group or Haleon	Haleon Plc and its subsidiaries
Consumer Staples sector	Companies that produce and sell items considered essential for everyday use
Employee	Persons directly employed by Haleon plc or its subsidiaries
EMEA	Europe, Middle East and Africa region
EMTN	Euro Medium Term Note
ERG	Employee resource group
FCA	UK Financial Conduct Authority
FDA	The US Food and Drug Administration
FRC	UK Financial Reporting Council
Health Professional(s)	Pharmacy, dental, respiratory and dermatology, wellness professionals and related teams
IASB	International Accounting Standards Board
ISSB	International Sustainability Standards Board
LatAm	Latin America region
Leadership roles

Employees within our compensation grades 0-5. These roles include members of the Executive Team, their direct reports (excluding administration support), heads of department and other upper management.

LSE	London Stock Exchange
MSA	Manufacturing service agreement
NYSE	New York Stock Exchange
Ordinary share	£0.01 pence each in the Company
OTC	Over-the-Counter
Parent Company	Haleon plc
Rx-to-OTC switches	Switches of products requiring a prescription to products with OTC status
SEC	US Securities and Exchange Commission
VMS	Vitamins, Minerals and Supplements
Workforce	Persons directly employed by Haleon plc or its subsidiaries

>>   For definitions of our non-IFRS measures see from page 46.

Glossary	Haleon Annual Report and Form 20-F 2022 229

Useful information

Investor information

Website and electronic communication

Haleon is committed to reducing the cost and environmental impact of producing and distributing printed documents in large quantities and this Annual Report and Form 20-F 2022 has been made available to shareholders through our website at www.haleon.com. The Company is subject to the information requirements of the Securities Exchange Act of 1934 applicable to US foreign private issuers. In accordance with these requirements the Company files its Annual Report and Form 20-F and other related documents with the SEC. The SEC maintains an internet site at www.sec.gov that contains reports and other information regarding issuers, including Haleon, that file electronically with the SEC.

Shareholders may electronically appoint a proxy to vote on their behalf at the 2023 AGM. Shareholders who hold their shares through CREST may appoint proxies through the CREST electronic proxy appointment service, by using the procedures described in the CREST Manual.

Ordinary share registrar

For information on a range of shareholder services, including enquiries concerning individual shareholdings, notification of a shareholder’s change of address and amalgamation of shareholder accounts (in order to avoid duplicate mailing of shareholder communications), shareholders should contact the Company’s Registrar, Equiniti, using the contact details on page 231.

Dividend services and bank mandate

The Company only makes dividend and other distribution payments into a nominated bank account. You must complete and return a direct payment instruction to the Company’s Registrar, Equiniti, in order to ensure your payments are received quickly and securely into your UK bank account.

Dividend reinvestment plan (DRIP)

As an alternative to receiving cash dividends you may choose to reinvest your dividends to buy more Haleon ordinary shares. A DRIP election form can be downloaded from www.shareview.co.uk or requested by contacting Equiniti using the contact details on page 231.

Overseas payment service

It is also possible for overseas shareholders to have their dividends paid directly to their bank accounts in a local currency. Charges are payable for this service.

Shareholder security

Many companies have become aware that their shareholders have received unsolicited telephone calls or correspondence concerning investment matters. These are typically from ‘brokers’ who target UK shareholders, offering to sell them what often turn out to be worthless or high-risk shares in US or UK investments. These operations are commonly known as ‘boiler rooms’. More detailed information on this or similar activity can be found at www.fca.org.uk/consumers on the Financial Conduct Authority website. Details of any share dealing facilities that the Company endorses will be included in Company mailings.

American depositary receipts

The Company’s shares are listed on the NYSE in the form of ADSs, evidenced by ADRs and traded under the ticker symbol ‘HLN’. Each ADR represents two ordinary shares. All enquiries regarding ADR holder accounts and payment of dividends should be directed to J.P. Morgan Chase Bank, N.A., our ADR Depositary using the contact details on page 231).

Trading markets

The principal trading market for the Company’s ordinary shares is the LSE. The ordinary shares are also listed on the NYSE, trading in the form of ADSs evidenced by ADRs. Each ADS represents two ordinary shares. The Company has a sponsored ADR facility with J.P. Morgan Chase Bank, N.A., as ADR Depositary.

AGM and documents on display

The Company’s AGM will be held on 20 April 2023. Terms and conditions of all Directors’ appointments will be available for inspection at the Company’s registered office during normal business hours and at the AGM.

Financial calendar

Event	Proposed date
2022 final dividend – Ex-dividend date – Record date – Payment date[1]	16 March 2023 17 March 2023 27 April 2023
2023 AGM	20 April 2023
2023 first quarter trading statement	3 May 2023
2023 half year results	2 August 2023
Financial year end	31 December

1 Payment is subject to shareholder approval at the AGM.

230 Haleon Annual Report and Form 20-F 2022	Other Information

Strategic Report	Corporate Governance	Financial Statements	Other Information

Contacts

Registered office

Haleon plc, Building 5, First Floor, The Heights, Weybridge, Surrey

KT13 0NY, England and Wales

Registrar

Equiniti Limited,

Aspect House, Spencer Road, Lancing, West Sussex

BN99 6DA, UK

Telephone:

+44 (0) 371 384 2227

ADR Depositary

J.P. Morgan Chase Bank, N.A.

Shareowner Services, PO Box 64504, St. Paul,

MN 55164-0504, USA

Telephone:

+1 800 990 1135 (US calls) (toll-free)

+1 651 453 2128 (non-US calls)

Enquiries:

www.shareowneronline.com under “contact us”

www.adr.com

Contacts	Haleon Annual Report and Form 20-F 2022 231

Designed and produced by

Superunion, London.

www.superunion.com

Printed by Park Communications, a Carbon Neutral Company, on FSC® certified paper.

Park works to the EMAS standard and its Environmental Management System is certified to ISO 14001.

This publication has been manufactured using 100% offshore wind electricity sourced from UK wind.

100% of the inks used are vegetable oil based, 95% of press chemicals are recycled for further use and, on average 99% of any waste associated with this production will be recycled and the remaining 1% used to generate energy.

This document is printed on Revive 100 Silk, a white triple coated sheet that is manufactured from FSC® Recycled certified fibre derived from 100% pre and post-consumer wastepaper containing 100% recycled fibre.

The FSC® label on this product ensures responsible use of the world’s forest resources.

Carbon neutral
Print product
ClimatePartner.com/13766-2303-1007

RECYCLED
Paper made from recycled material
FSC® C001785
www.fsc.org

WORLD LAND TRUST™
www.carbonbalancedpaper.com
CBP017718

Haleon plc

Building 5, First Floor,

The Heights

Weybridge

Surrey KT13 0NY

England

www.haleon.com

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Haleon plc

Date: March 20, 2023

/s/ Tobias Hestler

Tobias Hestler
Chief Financial Officer