Form 20-F/A
period 2023-12-31
Haleon plc
filed 2024-05-24
CIK 1900304

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.  001-41411

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

9,234,573,831 Ordinary Shares, nominal value £0.01 per share, as of 15 March, 2024

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer	Non-accelerated filer	Emerging growth company
☒	☐	☐	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International	Other
☐	Accounting Standards Board ☒	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐

No ☒

Auditor Firm Id: 1118	Auditor Name: KPMG LLP	Auditor Location: London, United Kingdom
Auditor Firm Id: 185	Auditor Name: KPMG LLP	Auditor Location: New York, NY, USA
Auditor Firm Id: 1147	Auditor Name: Deloitte LLP	Auditor Location: London, United Kingdom

EXPLANATORY NOTE

Haleon plc (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”) as originally filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2024 to (i) clarify the date on which KPMG LLP (US) (“KPMG US”) declined to stand for re-election as the Company’s principal accountants in respect of the US, and (ii) include as exhibit 15.4 a letter from KPMG US as required by Item 16F(a)(3) of Form 20-F. Accordingly, the disclosure in the section entitled “Change in certifying accountant” on page 192 of the 2023 Form 20-F is hereby deleted in its entirety and replaced with the following disclosure:

“Change in certifying accountant

On 20 April 2023, Haleon shareholders approved the appointment of KPMG LLP (KPMG UK) as its principal accountants for the financial year ending 31 December 2023 at its AGM for appointment as of 3 May 2023. KPMG US, which was formerly serving as the Company’s principal accountants declined to stand for re-election on 12 October 2022, when the request for proposal was issued by Haleon in respect of the statutory and PCAOB audit tender for its fiscal year ending 31 December 2023. The decision to change principal accountants was approved by the Haleon plc Board on the recommendation of the Company’s Audit & Risk Committee.

In respect of the financial year ended 31 December 2022 and in the subsequent interim period up to 3 May 2023, in connection with the audit of our consolidated financial statements, there were no: (i) disagreements with KPMG US on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events.

The audit report of KPMG US on the Consolidated Financial Statements of Haleon plc and subsidiaries as of and for the year ended 31 December 2022 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

We have provided KPMG US with a copy of the foregoing disclosure, and we have requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with the above disclosures. A copy of this letter from KPMG US is attached as Exhibit 15.4 to this Form 20-F/A.

We did not consult KPMG UK during the two most recent financial years ended 31 December 2022 and 2021 or in the subsequent interim period up to 3 May 2023 regarding (i) the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on our Financial Statements; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a ‘reportable event’ as described in Item 16F(a)(1)(v) of Form 20-F.”

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, revise, update, amend or restate the information presented in any Item of the 2023 Form 20-F or reflect any events that have occurred after the filing of the 2023 Form 20-F.

Exhibits

Exhibit 12.1	Certification of Brian McNamara filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

Exhibit 12.2	Certification of Tobias Hestler filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

Exhibit 13.1	Certification of Brian McNamara and Tobias Hestler furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 15.4	Letter from KPMG US to the Securities and Exchange Commission regarding a change in certifying accountant.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to its Annual Report on Form 20-F on its behalf.

Haleon plc

Date: May 24, 2024

/s/ Tobias Hestler

Tobias Hestler
Chief Financial Officer