Form 20-F
period 2024-12-31
Haleon plc
filed 2025-03-20
CIK 1900304

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.  001-41411

Haleon plc

England and Wales

Building 5, First Floor

The Heights

Weybridge

KT13 0NY

United Kingdom

Telephone: +44 (0) 1932 959 500

Amanda Mellor

Company Secretary

company.secretary@haleon.com

Telephone: +44 (0) 1932 959 500

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

9,083,725,919 ordinary shares, nominal value £0.01 per share, as of 20 March, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑ No ☐

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

Annual Report and Form 20-F 2024

Haleon at a glance We are a global leader in the growing consumer healthcare market: c.£200bn Market1 5 Global categories1 9 Power Brands £11.2bn Revenue Our purpose: To deliver better everyday health with humanity Our strategy: Our strategy is designed to leverage our portfolio and capabilities and has four key pillars: 1 Increase household penetration 2 Capitalise on new and emerging opportunities 3 Maintain strong execution and financial discipline 4 Run a responsible business Medium-term financial guidance: Annual organic revenue2 growth of 4-6% Organic operating profit2 growth ahead of organic revenue2 growth Net debt/adjusted EBITDA2 expected to be around 2.5x. Dividend to grow at least in line with adjusted earnings Leadership position across five global categories1,3: Over-the-Counter (OTC) Oral Health Vitamins, Minerals and Supplements (VMS) Pain Relief Respiratory Health Digestive Health and Other 29% of 2024 revenue 15% of 2024 revenue 23% of 2024 revenue 15% of 2024 revenue 18% of 2024 revenue 1 Source: Nicholas Hall, Euromonitor Passport and Haleon analysis of third-party data (2023), the latest available data for the Consumer Healthcare market as a whole, beyond our individual categories. 2 Definitions and calculations of non-IFRS measures can be found from page 43. 3 Oral Health market position refers to Therapeutic Oral Health which comprises c.90% of 2024 Oral Health revenues.

What’s inside Strategic Report 2024 highlights 2 Chair’s statement 4 Chief Executive Officer’s review 5 Our business environment 6 Our business model 8 Our key stakeholders 10 Our strategy 12 Our market categories 13 Our culture and people 18 Our approach to sustainability 22 Our key performance indicators 32 2024 Business review 34 Use of non-IFRS measures 43 Our approach to risk 51 Viability statement 57 Statement of compliance 58 Corporate Governance Our Board of Directors 59 Our Executive Team 62 Letter from the Chair 64 Governance structure 65 Board activities 66 Audit & Risk Committee Report 72 Environmental & Social Sustainability Committee Report 77 Nominations & Governance Committee Report 79 Directors’ Remuneration Report 82 Compliance with the UK Corporate Governance Code 99 Consolidated Financial Statements Report of independent registered public accounting firm 114 Consolidated income statement 116 Consolidated statement of comprehensive income 117 Consolidated balance sheet 118 Consolidated statement of changes in equity 119 Consolidated cash flow statement 121 Notes to the Consolidated Financial Statements 122 Other Information Directors’ Report 186 Group information 191 Shareholder information 208 Exhibits 212 Form 20-F cross reference 214 Forward-looking statements 218 Glossary 219 Useful information 220 Our key stakeholders Photographs The black and white images on the front cover and throughout show Haleon consumers interacting with our brands. Throughout our Report you will also find a selection of imagery featuring some of our brand marketing campaigns, responsible business initiatives and consumers. We extend our thanks to all of those featured. Our approach to reporting Integrated reporting In addition to our shares being listed on the London Stock Exchange (LSE), Haleon is a foreign private issuer (FPI) with American Depositary Shares (ADSs) listed on the New York Stock Exchange (NYSE). We have produced a combined Annual Report and Form 20-F to ensure consistency of information for both UK and US investors. This Report contains disclosures required to meet both regulatory regimes. The Report also includes non-IFRS measures, which we believe provide investors and other stakeholders with important additional information about the Company’s performance. Where used, they are indicated. External websites and/or reports that are referred to in this Report are not incorporated into and do not form part of this Report. >> Relevant policies are available on our website www.haleon.com/who-we-are/Governance/ codes-policies-and-standards Consumers Customers Employees Governments and industry regulators Health Professionals Investors Suppliers >> See page 10 Haleon Annual Report and Form 20-F 2024 1 Strategic Report Contents

2024 highlights Revenue by geography Revenue by market category Revenue Revenue growth Organic revenue growth1 £11.2bn (0.6)% 5.0% (2023: £11.3bn) (2023: 4.1%) (2023: 8.0%) Operating profit Operating profit margin Operating profit growth £2.2bn 19.6% 10.5% (2023: £2.0bn) (2023: 17.7%) (2023: 9.4%) Adjusted operating profit1 Adjusted operating profit margin1 Organic operating profit growth1 £2.5bn 22.3% 9.8% (2023: £2.5bn) (2023: 22.6%) (2023: 10.8%) Diluted earnings per share Adjusted diluted earnings per share1 Total dividend per ordinary share2 15.7p 17.9p 6.6p (2023: 11.3p) (2023: 17.3p) (2023: 6.0p) Net cash inflow from operating activities Free cash flow1 Net debt/adjusted EBITDA1 £2.3bn £1.9bn 2.8x (2023: £2.1bn) (2023: £1.6bn) (3.0x as at 31 December 2023) 1 We use certain non-IFRS alternative performance measures to provide additional information about the Company’s performance. Non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Non-IFRS measures are defined and reconciled to the nearest IFRS measure, see from page 43 for more details. 2 Includes the interim dividend of 2.0p paid on 19 September 2024, and the proposed final dividend of 4.6p per ordinary share. The total dividend represents a payout ratio of c.37% of adjusted earnings (2023: c.35%). Revenue by market category Oral Health £3.3bn 29% VMS £1.7bn 15% Pain Relief £2.6bn 23% Respiratory Health £1.7bn 15% Digestive Health and Other £1.9bn 18% Revenue by geography North America £4.0bn 36% EMEA & LatAm £4.6bn 41% APAC £2.6bn 23% 2 Haleon Annual Report and Form 20-F 2024 Strategic Report

Increase household penetration During 2024, we continued to generate healthy share gains across our portfolio, underpinned by a series of successful product innovations which address unmet consumer needs. We launched 127 new innovations, including Sensodyne Clinical White, with clinically proven whitening technology specially designed for sensitive teeth. In Pain Relief, we launched Advil Targeted Relief, the first topical pain relief product from Advil with four active ingredients to provide pain relief at the source for up to eight hours. 127 new innovations Capitalise on new and emerging opportunities We leveraged the strength of our brands to reach underserved consumers in emerging markets with products tailored to their needs. For example, to drive access among low-income consumer groups in Brazil, we expanded our Centrum Essencial range – a multivitamin at a lower price point – with the launch of Centrum single sachets. By focusing on energy and immunity, which are two of the biggest need states in Brazil, the sachets are introducing new consumers to the VMS category. c. of consumers for Centrum Essencial range new to VMS category 50% Maintain strong execution and financial discipline We continued to generate strong cash flow, finishing the year at 2.8x net debt/adjusted EBITDA and returned over £1bn to shareholders in 2024 through our first ever share buyback programme and dividend payments. We reinvested some of the proceeds from our divestments into Tianjin TSKF Pharmaceutical Co. Ltd (TSKF), our China Joint Venture, an important milestone in a key strategic market, where we now have an 88% stake, with an option to acquire full ownership in 2025. over £1bn returned to shareholders Run a responsible business We achieved our health inclusivity ambition to empower 50m people a year to be more included in opportunities for better everyday health – one year ahead of plan. This was achieved through brand initiatives which aim to tackle barriers to health inclusivity. In 2024, this included the expansion of Polident’s ‘Smiles Can’t Wait’ programme to include Indonesia, which aims to make dentures and denture care more accessible. Theraflu also launched its third ‘Right to Rest and Recover’ programme in the US and extended the campaign to working mothers in Poland, to advocate for more people to have the right to sick pay. over people empowered 50m Haleon Annual Report and Form 20-F 2024 3 Strategic Report 2024 Highlights

Chair’s statement Sir Dave Lewis Chair 2024: another year of good progress The evolution of Haleon from a division of a pharmaceuticals business to a leading FMCG business continues at pace. The Executive Team, led by Brian, delivered a strong performance, with progress made against each of our key strategic priorities. There are significant opportunities ahead and our performance over the last two years represents an encouraging start. In the upcoming year, Brian and his leadership team will share more on our future ambitions at a Capital Markets Day. Disciplined capital allocation Our strong performance, cash generation and active portfolio management has allowed us to significantly lower the leverage in the business and begin a disciplined share buyback programme. The disposal of ChapStick and our Nicotine Replacement Therapy business outside the US realised c.£0.8bn. We invested £0.5bn in our OTC joint venture in China, raising our participation from 55% to 88%. Our first share buyback programme, which together with the off-market purchase of a portion of Pfizer’s shares and dividend payments, saw us return more than £1bn to shareholders. Consistent with this approach and reflecting our confidence in the strength of cash generation, we have announced an allocation of £500m of capital to share buybacks in 2025. The Board is proposing a total dividend increase of 10% to 6.6p per ordinary share, which represents an increase in the pay-out ratio to approximately 37% of 2024 adjusted earnings. This includes a final dividend of 4.6p per ordinary share. The Board remains focused on driving shareholder returns. Corporate governance During the year, we continued to focus on strong corporate governance, our purpose and the evolution of Haleon’s culture. In 2024, we conducted our first external Board performance review, which noted that the Board had a good breadth and mix of skills and experience to support the business and its strategic objectives. A number of areas were highlighted for the Board and Committees to consider going forwards and these will form part of the action plan for 2025. The Board has overall responsibility for Haleon’s Responsible Business strategy. We made good progress in 2024 against each of our targets to reduce our environmental impact, make everyday health more inclusive, and operate with ethical, responsible, and transparent behaviours and standards of conduct. In line with our commitment to being a leading employer, we are implementing initiatives that aim to provide equal opportunities and create an inclusive culture. While we are pleased with progress in this area to date, we also recognise that there is still more we can do to develop our culture. This agenda will remain a key priority for the Board in 2025 and beyond. Board developments The Board recognises the important role it plays in supporting the Executive Team to anticipate and navigate external challenges and change. We regularly conduct deep dives into our key categories and functions and visit key markets. In 2024 we conducted a full Board visit to China. We maintain an active review of the Board skills matrix and in 2024 we added more global FMCG, financial and digital technology experience to the Board. To this end, we were delighted to welcome Dawn Allen as Chief Financial Officer. Dawn joined the Board on 1 November 2024 and brings extensive global FMCG and finance experience. We also welcomed Alan Stewart and Nancy Avila as independent Non-Executive Directors, adding a wealth of global consumer and technology experience to Haleon. In addition, Bláthnaid Bergin, Chief Financial Officer of J Sainsbury plc, joined the Board in February 2025. Bláthnaid has deep consumer and finance expertise. Following Pfizer’s reduction in shareholding over the past six months, David Denton and Bryan Supran stepped down from the Board in December 2024 and February 2025 respectively. Finally, I would like to extend my thanks to David, Bryan, Deirdre Mahlan and Tobias Hestler for their significant contributions to the Board over the last few years and wish them well for the future. Looking ahead to 2025 The Board has the following priorities for the coming year: — Continued transformation of Haleon into an agile, consumer-focused business, including building bespoke processes and systems that support a global FMCG business. — Further evolving our strategy and culture so we are primed to capitalise on the significant opportunities ahead. — Generating value through disciplined capital allocation that maximises shareholder returns. — Maintaining strong corporate governance and ethical behaviours. Thank you On behalf of the Board, I would like to thank the Executive Team for their leadership and dedication throughout the year. I would also like to recognise the hard work and commitment of all Haleon employees globally in delivering against our strategic objectives and purpose. While we are still on a journey with more to achieve, the strong momentum over 2024 gives us confidence that we are on the right course to realise the full potential of this business in 2025 and beyond. 4 Haleon Annual Report and Form 20-F 2024 Strategic Report

Brian McNamara Chief Executive Officer Chief Executive Officer’s review Building momentum 2024 was a year of good progress for Haleon, with the business continuing to gather operational momentum. Guided by our purpose to deliver better everyday health with humanity, we have continued to take significant steps to become a more agile and competitive organisation. While the work to evolve our business continues, we have built solid foundations to capitalise on the significant opportunities ahead. Consistently strong financial performance In 2024, we delivered organic revenue growth of 5.0% (reported (0.6)%), and organic operating profit growth of 9.8% (reported operating profit growth of 10.5%). As a result, adjusted operating margin increased 100bps on an organic basis, though declined 30bps on a reported basis given the impact of disposals and adverse translational foreign exchange movements. We achieved a good split of price and volume mix, reflecting both the quality and resilience of our portfolio of brands. We also delivered a healthy competitive performance, demonstrating that consumers are continuing to choose our brands. A disciplined approach to our capital allocation framework allowed us to divest a number of brands that are no longer strategic for us and reinvest capital into higher growth markets. Strong free cash flow of £1.9bn also allowed us to reduce debt and deliver strong shareholder returns in 2024. As a result, we finished the year at 2.8x net debt/adjusted EBITDA. Strong progress against our strategy Our progress in 2024 was driven by meaningful progress against our strategic priorities: — Increase household penetration: 71% of our brands gained or maintained market share, supported by innovation and investment in A&P. Sensodyne continued to generate healthy share gains, through new innovations. For example, Sensodyne Clinical White was rolled out to over 10 markets and was the top innovation in the US Oral Health category. We also further rolled out Otrivin Nasal Mist, our innovative new dispensing technology which delivers an improved consumer experience. — Capitalise on new and emerging opportunities: We launched targeted innovations for underserved consumers in emerging markets, which included Centrum single sachets focused on energy and immunity in Brazil, bringing new consumers to the VMS category. The recent launch of a smaller 20 rupee Sensodyne pack in India also helps us access an underserved part of the market. In the US, we commercialised Eroxon, the first FDA-approved topical erectile dysfunction treatment for OTC use. While this requires the creation of a new category, it addresses a significant unmet consumer need. — Maintain strong execution and financial discipline: We made good progress against our capital allocation priorities, balancing both investment in the business and shareholder returns. We have driven further efficiencies and productivity across our supply chain, where we continue to see significant opportunities. We also invested for growth by increasing our stake in our TSKF joint venture in China, underlining our confidence in this key market. Strong cash generation underpinned our ability to further deleverage, while we completed our £500m share buyback allocation for the year. — Run a responsible business: We launched bioplastic toothpaste caps in support of our aim to reduce virgin plastic from our packaging. Good progress against our health inclusivity goals meant we empowered more than 50m people globally to be more included in opportunities for better everyday health. We also advanced our inclusion ambitions and expanded access to our talent programmes and grew our Employee Resource Groups. Accelerating our culture journey We continued to optimise our processes and structures to enable our transformation into an agile, consumer-focused business, with a focus on accelerating the culture shift needed to support this change. We mobilised our employees around a strong performance-based culture by defining new behaviours focused on serving consumers, driving productivity, greater collaboration and continuous learning, as well as aligning the organisation around the opportunity ahead. During 2024, we also held our first week-long learning and development programme for employees, where we embedded these new behaviours. While we have made good progress on our culture journey, with our overall employee engagement score at 81% in 2024 (up 3% on 2023), there is more to do in 2025 and beyond. Evolving our leadership for the future During the year, we welcomed new members to my Executive Team, bringing a complementary set of skills and significant consumer facing experience to support the next phase of our growth. We welcomed Dawn Allen as our new Chief Financial Officer (CFO) in November, who brings a strong track record of global FMCG leadership. In addition, Line De Decker was appointed our Chief Human Resources Officer; Adrian Morris our General Counsel; and Claire Dickson our Chief Digital and Technology Officer – all of whom bring both significant functional and consumer experience to the business. I would like to thank Tobias Hestler for his contribution as CFO and wish him all the very best for the future. Confidence in our outlook The opportunity ahead for Haleon is significant and I remain confident in our ability to deliver on our medium-term guidance. In 2025, we expect to deliver organic revenue growth of 4-6%, with organic operating profit growth ahead of that. Thank you I would like to thank everyone at Haleon for their hard work and dedication in delivering another successful year. I would also like to extend my thanks to the Chair and the Board for their ongoing support and guidance as we continue to strengthen and evolve our business. Haleon Annual Report and Form 20-F 2024 5 Strategic Report Chief Executive Officer’s review

Our business environment We operate in five categories: Oral Health; Vitamins, Minerals and Supplements (VMS); Pain Relief; Respiratory Health; and Digestive Health and Other. Pain Relief, Respiratory Health, and Digestive Health and Other are all OTC categories. Our strategic focus is on Oral Health, VMS, Pain Relief and Respiratory Health globally, and Digestive Health in select markets. These are large, growing categories where we have global and/or local leadership. In consumer healthcare, the US is the largest market, making up c.27%1 of the global market. Emerging markets, notably China, Brazil and India, also present attractive, fast-growing opportunities. The Oral Health market is relatively consolidated, with the top five players making up more than 60%1 of the market. Haleon is the third largest player, with approximately 11%1 market share. We focus almost exclusively on Therapeutic Oral Health, where we are the global leader, with c.45%2 market share. The VMS category is large (£65bn1 in 2023) and fast growing, but also highly fragmented, with the top 20 manufacturers accounting for only 22%1 of sales, and top five only 11%1. Haleon is the largest player, with approximately 3%1 global market share. The OTC category is distinct, as it is highly regulated, which differs by country and respective regulator. OTC medicines are available in retail distribution channels (including pharmacies) without prescription. Respiratory Health is the category most impacted by seasonal demand, including being heightened from October to January in the Northern Hemisphere (particularly in North America and Europe), from flu incidences which are typical during that period. There is some global consolidation – for example the top five players make up about 35%1 of the market in Pain Relief, 26%1 in Respiratory Health and 23%1 in Digestive Health. 1 Source: Nicholas Hall, Euromonitor Passport and Haleon analysis of third-party data (2023), the latest available data for the consumer healthcare market as a whole, beyond our individual categories. This includes categories which have historically been faster growing where Haleon does not have a significant presence including VMS and specific subcategories within this. 2 Source: Haleon’s analysis of third-party data including IQVIA, Circana et al & NIQ data (2023), the latest available data for the consumer healthcare market as a whole, beyond our individual categories. Broader industry dynamics The broader industry shift of pharmaceutical companies demerging their consumer healthcare divisions continues. In 2023, the former consumer healthcare division of Johnson & Johnson separated to form a new listed consumer healthcare business, Kenvue. Additionally, Sanofi announced in 2023 its intention to separate its consumer healthcare division, via the creation of a standalone company, Opella. In 2024, Sanofi confirmed its negotiations with a US private equity firm to transfer a 50% controlling stake in Opella. Other businesses in the sector include Bayer, Church & Dwight, Colgate-Palmolive, Nestlé, Perrigo, Proctor & Gamble, Reckitt and Unilever, along with local players. The overall industry is highly competitive. Haleon has been able to differentiate itself through its purpose, innovation supported by deep human understanding and trusted science, brand building and Health Professional advocacy. Haleon is a world-leading consumer health company, operating in a fast-growing, c.£200bn1 market. Oral Health VMS OTC (inc. Pain Relief, Respiratory Health, Digestive Health and Other) Consumer healthcare market 2019-2023 (£bn)1 0 20 40 60 80 100 120 140 160 180 200 2019 2020 2021 2022 2023 £65bn VMS market £103bn OTC market 10.8 Peer 4 4.6 Peer 3 5.4 Peer 2 17.4 Peer 1 24.2 £29bn Oral Health market #1 in Therapeutic Oral Health – Strong global market share positions (2023)1 Top 5 62.4% 2.0% Peer 4 1.6% Peer 3 1.6% Peer 1 2.8% Peer 2 2.8% Top 5 10.8% 3.7% Peer 4 3.0% Peer 3 3.4% Peer 1 5.8% Peer 2 6.1% Top 5 22.0% 6 Haleon Annual Report and Form 20-F 2024 Strategic Report

Market drivers Long-term macro trends remain significant growth drivers for the consumer healthcare industry. A growing and ageing population, and an expanding middle class, are increasing demand for consumer healthcare. These trends put even more strain on public healthcare systems, which often have stretched budgets already. With demand rising, consumer healthcare itself is evolving, and consumers are becoming more educated and aware about their health needs. They are turning to self-care – seeking proven, accessible, affordable, preventative or holistic solutions – to take more proactive control of their health. These trends present valuable growth opportunities within the consumer healthcare sector. In our strategy and categories sections, we outline how Haleon is effectively responding to these trends and positioning itself for future success. Trend Key statistic Description and why a growth driver Global population shift towards emerging markets 1.5bn global population increase expected by 2050, over 90% from developing markets In the next five years, over 90% of population growth will come from developing markets, which are expected to contribute more than half of the global economic growth, driven by an expanding middle class, particularly in India and China. These shifts present a long-term growth opportunity for Haleon. Source: UN Ageing populations 2.1bn people will be aged 60 years or over by 2050 Life expectancy continues to rise. The number of individuals aged 60 and over is projected to nearly double and reach 2.1bn, from 2015 to 2050, with 80% of this population residing in low- and middle-income countries. Even in countries that are still growing rapidly and have relatively youthful populations, the number of persons aged 65 or over is expected to rise over the next 30 years. This ageing demographic is driving demand for products and services that promote healthy Source: WHO ageing, preventive care and self care. Consumer focus on health and wellness 80% of consumers want more control over their health Consumers are increasingly taking a more active approach to managing their physical health and mental well-being, seeking effective, science-backed health solutions they can trust. Research suggests 80% of consumers want more control of their health, and 69% are taking health into their own hands, conducting research rather than depending completely on doctors1. This trend towards self care is driven by greater awareness of health issues, in the post-COVID-19 landscape, enabled by digital health advancements. This shift represents Source: IPSOS a sizeable opportunity in consumer health. Increasing pressure on public healthcare systems 1.8bn physician hours are saved each year through self-care practices Public healthcare systems worldwide are experiencing heightened pressure from increasing demand for services, driven by factors such as higher prevalence of chronic conditions, longer life expectancies, and a post-COVID-19 backlog. At the same time, financial constraints are impacting their ability to meet this growing demand. As a result, consumers are actively seeking more ready access to affordable and effective healthcare solutions, utilising self-care practices such as self-medication through OTC products. These trends further increase the need for preventative care and self-care solutions from the consumer healthcare industry. Source: Global Self-Care Federation Sizeable unmet consumer needs >50% of the global population do not consume enough micronutrients essential to health Consumer healthcare is evolving and growing. Global demographic shifts, and rapid scientific and technological advancements, are changing consumer behaviours. As consumers become more educated about and aware of their health needs, they are looking to take more control of their health. They are increasingly seeking science-backed solutions to address unmet health needs, in terms of prevention as well as self care. This is driving significant innovation opportunities in consumer healthcare across a wide spectrum of solutions including premium, affordable and targeted offerings. Source: The Lancet Global Health >> See our strategy and categories sections on pages 12 to 17. 1 Source: IPSOS Global Trends Report (2024), study conducted across 50 markets. Haleon Annual Report and Form 20-F 2024 7 Strategic Report Our business environment

Our business model Our deep human understanding, combined with our trusted science, is our competitive advantage. Deep human understanding We invest in a suite of proprietary assets to build deep human understanding – to generate consumer insights, create fit for purpose innovation and communication, and enhance our engagement with health professionals who help educate consumers. These include dedicated shopper research centres, and consumer understanding and social listening data. There is a huge opportunity to improve people’s quality of life, not just treat their health needs. That is why deep human understanding will always be our starting point. We have a diverse portfolio of global and local brands in five categories: Oral Health Vitamins, Minerals and Supplements (VMS) Pain Relief Respiratory Health Digestive Health and Other Supported by our key resources Employees Raw materials Suppliers Manufacturing capabilities Sales & distribution A&P R&D Regulatory expertise Trusted science We leverage the technical and scientific expertise that comes from our scientists, supported by strong regulatory understanding and underpinned by scientific evidence generation to support new differentiating claims. During the year, we delivered 94 publications supporting our expert engagement and product claims. We continue to invest in research and development (R&D) to support our innovation. Using these competitive strengths and guided by our purpose, we: Innovate Innovation plays an important role in delivering our purpose. Through innovation, we find new and better ways to address what people truly need on their health journeys. Leveraging consumer understanding and trusted science, we develop everyday health solutions for under-served and unmet needs, address emerging trends and improve delivery mechanisms for existing products. Our focus on innovation also helps us advance our responsible business agenda, through trusted ingredients, sustainable packaging improvements and inclusive design. Create meaningful and distinctive brands To build our brands, we invest in advertising and promotion (A&P) activities, such as paid media, omnichannel brand activations and in-store and online consumer experiences. We also have a strong focus on building data, analytics and digital capabilities. With these investments, we aim to enhance our equity in brands that consumers trust, thereby empowering more people to self care. Drive Health Professional advocacy We partner with Health Professionals far beyond our brands, working towards a shared ambition to deliver better everyday health for all. We have direct and trusted relationships with more than 3.5m Health Professionals, and partner with a large network of pharmacies. They recognise the strength and efficacy of our products, which they trust and recommend to consumers, bringing new users to our brands and categories. 8 Haleon Annual Report and Form 20-F 2024 Strategic Report

Organic operating profit growth ahead of organic revenue growth1,2 High cash conversion Investing for growth Shareholder returns M&A Increasing investm e nt in A&P and innovatio n revenue growth1,2 4–6% annual organic High gross margin a nd cost discipline Driving value A sustainable growth model Our competitive strengths, combined with our ability to innovate, build brands and drive expert advocacy, create a sustainable model for growth and deliver attractive returns. How we used our cash Reinvest in the business In 2024, Haleon focused reinvestment in our brands, capabilities, supply chain, processes, systems and people, to drive sustainable growth and attractive returns. Capital expenditure (2.8% of revenue)3 £318m Disciplined capital allocation In 2024, we raised c.£0.8bn divesting non-core brands. We also acquired an additional 33% equity interest in TSKF, our joint venture in China, for c.£0.5bn. Shareholder returns Haleon has a dividend policy that looks to balance its stakeholders’ interests, while ensuring the long-term success of the Company. In 2024, Haleon returned over £1bn to shareholders, through share buybacks and dividends. The Board has proposed a 2024 total dividend of 6.6p per ordinary share, representing c.37% of 2024 adjusted earnings (35% in 2023). Over the medium term, Haleon expects dividends to grow at least in line with adjusted earnings. Delivering value We deliver value across Haleon’s entire value chain: Consumers Customers Employees Governments and industry regulators Health Professionals Investors Suppliers >> See also our key stakeholders, 2024 Business review and approach to risk sections on pages 10, 34 and 51. 1 Over the medium term, the Company expects annual organic revenue growth of 4–6%. 2 Definitions and calculations of non-IFRS measures can be found from page 43. 3 Includes purchase of Property, Plant and Equipment (PP&E) and intangible assets. Haleon Annual Report and Form 20-F 2024 9 Strategic Report Our business model

What matters to our stakeholders Why they matter to Haleon Examples of how we engage Examples of outcomes Examples of measurement Consumers Consumers want brands they trust, that understand their needs and care about the environment and society. Our consumers are at the heart of everything we do. We aim to provide products that better meet their needs. Consumers — Marketing campaigns, brand launches and promotions. — Regular consumer surveys. — Community Investment Programmes. — Consumer enquiries handled by our Global Consumer Relations team. — 24/7 Online Help Centre. — Launched marketing campaigns focused on addressing health inclusivity such as ‘Polident Smiles Can’t Wait’. — Consumer satisfaction with our consumer relations service (CSAT) improved 16 points in 2024. — Further developed consumer testimonial data tools, to identify and learn from trends. — Customer satisfaction scores. — Brand equity scores. — Brand incremental share growth statistics. — Volume of consumer interactions, with c.1.3m in 2024. Customers Our customers want safe, innovative and accessible products that enable consumers to improve their everyday health and which have sustainability at their heart. Customers, such as mass market pharmacies, drug stores, retailers and e-commerce platforms, are central to our business as they provide our products to consumers. Customers — Partnerships with major customers focused on self-care and health inclusivity. — Sector and customer collaboration supporting local communities. — Interactive visits to our shopper research centres. — Partnered with major UK retailer to donate essential products to address hygiene poverty. — Partnered with prominent retailer in China to deliver self-care education and products to rural communities. — Worked with large US retailer to provide mobile dental clinics to improve access. — Charitable donations. — Customer net sales performance and retention. — Direct feedback from customers through regular industry surveys e.g. Advantage Group Survey. — Growth in share of shelf and distribution points. Employees Employees want to be part of a purpose led, inclusive company where they can be themselves, and are supported to thrive in their careers. Our employees ensure our business operates effectively. It is essential that we attract and retain the best people, and keep each other safe, healthy and well. Employees — Annual employee engagement survey. — Global broadcasts and Executive Team site and market visits. — Local events and celebrations. — Development programmes and resources. — Employee Resource Groups (ERGs). — Employee lifecycle surveys. — Employee engagement score of 81%. — Held three global broadcasts where employees could engage with the Executive Team. — 10,346 employees attended our first ‘Growing at Haleon’ learning and development week. — Held four workforce engagement discussions. — Held 10 global flagship ERG events and 150 local events. — Employee engagement survey results. — Number of employees joining global broadcasts. — Level of engagement on internal channels and platforms. — Level of participation during our ‘Growing at Haleon’ week. — Level of participation in ERG events. Governments and industry regulators Effective, safe and accessible products help reduce the burden of healthcare costs and increase opportunities for innovation and business investment. Governments and industry regulators set the legal and regulatory environment in which we operate. We work with them to advance everyday health and manage risks. Governments and industry regulators — Collaboration with regulators to establish appropriate product and claims standards. — Legislation reform through direct and indirect liaison with regulators and policymakers. — Meetings and events aimed at engaging key Government stakeholders. — Leadership roles in sector trade associations e.g. GSCF, CHPA. — Participated in inaugural WHO Global Oral Health meeting. — Attended UK Government’s International Investment Summit. — Speaker panels at ‘Self-Care in Healthcare: A Shared Vision for Asia Pacific’. — Participated in B20 Discussion Forum: ‘Health Movement Through Innovation and Access in Brazil’. — Positive progress in legislative and regulatory developments. — Number of Government engagements. — Product speed to market. — Costs associated with regulatory changes. Health Professionals Health Professionals want effective and safe products supported by reliable scientific information and responsible sales and marketing practices. Our engagement with Health Professionals, such as doctors, dentists and pharmacists, drives performance through recommendations and help us understand long-term trends. Health Professionals — Awareness campaigns and research initiatives. — Haleon Health Partner portal. — Expanded Centre for Human Sciences. — Participated in targeted in-person and virtual events. — Video content from the ‘Every Patient’ campaign won two industry awards. — The Haleon Health Partner portal reached nearly 1m health professional registrations. — Centre for Human Sciences launched Community Pharmacy Pain Consultations Programme to improve pain management outcomes. — Number of Health Professionals participating in our surveys, tracking and campaigns. — Level of Haleon Health Partner portal users. — Level of engagement with Haleon’s Centre for Human Sciences. — Key Performance Indicators (KPIs) for events. Investors Investors want sustainable performance for long-term shareholder value, strong corporate governance and commitment to the management of responsible business issues. We are committed to creating long-term sustainable growth and attractive returns for both our debt and equity investors delivered through the Group’s strategy. Investors — Roadshows, ‘fireside’ chats, webcasts, conferences and 1:1 meetings. — Investor events and video series covering areas of interest. — AGM, stock exchange announcements and results briefings. — Regular updates to the Board and Executive Team on investor, shareholder and analyst perceptions. — Review of strategy incorporating investor feedback. — Investor and analyst surveys. — Feedback from investors and analysts. — Level of analyst and investor participation in events. Suppliers Suppliers value trust-based relationships, underpinned by responsible practices, values and policies. Maintaining healthy long-term relationships with our suppliers helps us to protect business continuity and achieve our environmental ambitions. Suppliers — Online supplier portal. — Workshops and sessions with suppliers focused on responsible business practices and innovation. — Sustainable Supply Chain Programme. — Third-party risk management assessments. — Digitised onboarding for new low-spend suppliers. — Over 600 suppliers attended innovation events. — Introduced carbon pricing programme to incentivise decarbonisation. — Spend on small business suppliers. — Number of suppliers attending our events. — Feedback from suppliers on decarbonisation. — Number of tenders using carbon pricing scheme. — Continuity of relationships. Our key stakeholders Understanding and effectively engaging with key stakeholders remains essential to our long-term success. Haleon maintains ongoing engagement with stakeholders across all levels of the organisation through various channels. We value these interactions for the insights they provide and regularly monitor outcomes to inform our decisions. Engagement primarily takes place at senior leadership and operational levels, with the Board overseeing these activities. Directors also engage directly with stakeholders, particularly investors and customers. >> This section should be read in conjunction with the ensuing pages, and also our Board activities disclosure from page 66, including our Section 172 statement and communication with shareholders disclosure. 10 Haleon Annual Report and Form 20-F 2024 Strategic Report

What matters to our stakeholders Why they matter to Haleon Examples of how we engage Examples of outcomes Examples of measurement Consumers Consumers want brands they trust, that understand their needs and care about the environment and society. Our consumers are at the heart of everything we do. We aim to provide products that better meet their needs. Consumers — Marketing campaigns, brand launches and promotions. — Regular consumer surveys. — Community Investment Programmes. — Consumer enquiries handled by our Global Consumer Relations team. — 24/7 Online Help Centre. — Launched marketing campaigns focused on addressing health inclusivity such as ‘Polident Smiles Can’t Wait’. — Consumer satisfaction with our consumer relations service (CSAT) improved 16 points in 2024. — Further developed consumer testimonial data tools, to identify and learn from trends. — Customer satisfaction scores. — Brand equity scores. — Brand incremental share growth statistics. — Volume of consumer interactions, with c.1.3m in 2024. Customers Our customers want safe, innovative and accessible products that enable consumers to improve their everyday health and which have sustainability at their heart. Customers, such as mass market pharmacies, drug stores, retailers and e-commerce platforms, are central to our business as they provide our products to consumers. Customers — Partnerships with major customers focused on self-care and health inclusivity. — Sector and customer collaboration supporting local communities. — Interactive visits to our shopper research centres. — Partnered with major UK retailer to donate essential products to address hygiene poverty. — Partnered with prominent retailer in China to deliver self-care education and products to rural communities. — Worked with large US retailer to provide mobile dental clinics to improve access. — Charitable donations. — Customer net sales performance and retention. — Direct feedback from customers through regular industry surveys e.g. Advantage Group Survey. — Growth in share of shelf and distribution points. Employees Employees want to be part of a purpose led, inclusive company where they can be themselves, and are supported to thrive in their careers. Our employees ensure our business operates effectively. It is essential that we attract and retain the best people, and keep each other safe, healthy and well. Employees — Annual employee engagement survey. — Global broadcasts and Executive Team site and market visits. — Local events and celebrations. — Development programmes and resources. — Employee Resource Groups (ERGs). — Employee lifecycle surveys. — Employee engagement score of 81%. — Held three global broadcasts where employees could engage with the Executive Team. — 10,346 employees attended our first ‘Growing at Haleon’ learning and development week. — Held four workforce engagement discussions. — Held 10 global flagship ERG events and 150 local events. — Employee engagement survey results. — Number of employees joining global broadcasts. — Level of engagement on internal channels and platforms. — Level of participation during our ‘Growing at Haleon’ week. — Level of participation in ERG events. Governments and industry regulators Effective, safe and accessible products help reduce the burden of healthcare costs and increase opportunities for innovation and business investment. Governments and industry regulators set the legal and regulatory environment in which we operate. We work with them to advance everyday health and manage risks. Governments and industry regulators — Collaboration with regulators to establish appropriate product and claims standards. — Legislation reform through direct and indirect liaison with regulators and policymakers. — Meetings and events aimed at engaging key Government stakeholders. — Leadership roles in sector trade associations e.g. GSCF, CHPA. — Participated in inaugural WHO Global Oral Health meeting. — Attended UK Government’s International Investment Summit. — Speaker panels at ‘Self-Care in Healthcare: A Shared Vision for Asia Pacific’. — Participated in B20 Discussion Forum: ‘Health Movement Through Innovation and Access in Brazil’. — Positive progress in legislative and regulatory developments. — Number of Government engagements. — Product speed to market. — Costs associated with regulatory changes. Health Professionals Health Professionals want effective and safe products supported by reliable scientific information and responsible sales and marketing practices. Our engagement with Health Professionals, such as doctors, dentists and pharmacists, drives performance through recommendations and help us understand long-term trends. Health Professionals — Awareness campaigns and research initiatives. — Haleon Health Partner portal. — Expanded Centre for Human Sciences. — Participated in targeted in-person and virtual events. — Video content from the ‘Every Patient’ campaign won two industry awards. — The Haleon Health Partner portal reached nearly 1m health professional registrations. — Centre for Human Sciences launched Community Pharmacy Pain Consultations Programme to improve pain management outcomes. — Number of Health Professionals participating in our surveys, tracking and campaigns. — Level of Haleon Health Partner portal users. — Level of engagement with Haleon’s Centre for Human Sciences. — Key Performance Indicators (KPIs) for events. Investors Investors want sustainable performance for long-term shareholder value, strong corporate governance and commitment to the management of responsible business issues. We are committed to creating long-term sustainable growth and attractive returns for both our debt and equity investors delivered through the Group’s strategy. Investors — Roadshows, ‘fireside’ chats, webcasts, conferences and 1:1 meetings. — Investor events and video series covering areas of interest. — AGM, stock exchange announcements and results briefings. — Regular updates to the Board and Executive Team on investor, shareholder and analyst perceptions. — Review of strategy incorporating investor feedback. — Investor and analyst surveys. — Feedback from investors and analysts. — Level of analyst and investor participation in events. Suppliers Suppliers value trust-based relationships, underpinned by responsible practices, values and policies. Maintaining healthy long-term relationships with our suppliers helps us to protect business continuity and achieve our environmental ambitions. Suppliers — Online supplier portal. — Workshops and sessions with suppliers focused on responsible business practices and innovation. — Sustainable Supply Chain Programme. — Third-party risk management assessments. — Digitised onboarding for new low-spend suppliers. — Over 600 suppliers attended innovation events. — Introduced carbon pricing programme to incentivise decarbonisation. — Spend on small business suppliers. — Number of suppliers attending our events. — Feedback from suppliers on decarbonisation. — Number of tenders using carbon pricing scheme. — Continuity of relationships. Haleon Annual Report and Form 20-F 2024 11 Strategic Report Our key stakeholders

Our strategy We are driven by our purpose – to deliver better everyday health with humanity. Our strategy is designed to grow our portfolio of leading brands and market categories. We target sustainable above-market growth and attractive returns, with our purpose and culture bringing focus and clarity to the strategic decisions we make. Underpinning the way we run our business are four strategic pillars. Drive portfolio growth by increasing household penetration We have a clear strategy to drive penetration-led growth across our portfolio. We do this by being consumer focused, innovating to address unmet consumer needs and building meaningful and distinctive brands and experiences that are trusted by consumers, customers and experts. Capitalise on new and emerging opportunities Our brand portfolio, scale and route-to-market provide the opportunity to expand brands into new occasions, segments, channels and markets, where they have the reach and scale to succeed. Maintain strong execution and financial discipline We prioritise developing capability advantage across the value chain – from innovation, to marketing, commercial, supply chain, business optimisation and cost control. We believe this enables us to deliver sustainable moderate margin expansion and reinvest for future growth, while creating value for our stakeholders. Run a responsible business Running a responsible business is integral to delivering on our purpose. Our environmental, social and governance (ESG) goals focus on making everyday health more inclusive, reducing our environmental impact, and operating with ethical and responsible standards of business conduct. 1 Increase household penetration 2 Capitalise on new and emerging opportunities 3 Maintain strong execution and financial discipline 4 Run a responsible business Maximise significant growth opportunities across our categories by applying our proven approach to penetration-led growth. Increase growth of our brands across channels, routes to market and geographies. Expand our portfolio through new and emerging consumer trends and by pursuing Rx-to-OTC switches. Focus on driving efficiency, effectiveness and agility to make every investment count. Make everyday health more inclusive. Protect the environment and address social sustainability barriers to everyday health. Embed strong governance and ethical business behaviours. The Board and Executive Team review updates on strategy evolution and performance throughout the year, to ensure continued focus on market drivers, relevance to our business model and that capital is appropriately allocated. >> See also our approach to sustainability, key performance indicators, 2024 Business review, our approach to risk and Board activities sections on pages 22, 32, 34, 51 and 66. In the our market category pages which follow, we include examples of where our strategic pillars and market drivers came to life in 2024. Market drivers Global economic shift towards emerging markets Ageing populations Consumer focus on health and wellness Increasing pressure on public health systems Sizeable unmet consumer needs Strategic pillars 1 Increase household penetration 2 Capitalise on new and emerging opportunities 3 Maintain strong execution and financial discipline 4 Run a responsible business 12 Haleon Annual Report and Form 20-F 2024 Strategic Report

The importance of Oral Health The World Health Organisation recognises that nearly half of the world’s population suffer from oral health diseases, with cases increasing by 1bn1 over the past 30 years. This suggests that many people do not have access to the prevention and treatment needed. Tooth sensitivity and gum disease are widespread, with around 45–50%2 of consumers experiencing these conditions. Despite this, treatment rates are low, with only around a third2 of consumers using a specialist toothpaste for each condition. Our position We focus on premium, specialist Therapeutic Oral Health, with broad geographic presence. Haleon is the global #13 player in Sensitivity with Sensodyne, #23 in gum health with parodontax and #13 in Denture Care. Our market categories Oral Health 1 Source: UN World Health Organisation, Global Oral Health Status Report, 2022. 2 Source: Sensodyne: Haleon Incidence & Usage Study, 2022; Parodontax: Global U&A Refresh 2022 Clear. 3 Source: Euromonitor (2023) and Haleon analysis of third-party market data, the latest available data for the Consumer Healthcare market as a whole, beyond our individual categories. 4 Vs a non-whitening toothpaste after eight weeks, twice daily brushing. 5 With twice daily brushing. 6 Source: Haleon’s analysis of third-party data including Circana (2024). 7 Means plastic that is wholly or partly derived from materials of biological origin, excluding materials embedded in geological formations and/or fossilised. Brands 2024 revenue £3,312m +5.6% growth +9.6% organic growth Global market share (2023)3 10.8% >> See page 40 for further information on performance during the year. Our 2024 focus areas and achievements Focus areas 2024 achievements Strategic pillars Market drivers Increase household penetration Expanded into emerging markets with relevant and affordable offerings, with our Sensodyne 20 rupee pack in India and the launch of parodontax in China. 1 2 Innovate to address unmet needs Successfully launched Sensodyne Clinical White, scientifically proven to whiten teeth by two shades4 while providing 24/7 sensitivity protection5. Ranked as the #1 innovation in the Oral Health category in the US, driving market share growth for the brand6. Expanded our Polident Max Hold Plus range, now available in over 40 markets, underpinning growth of our fixatives range. 1 Leverage trusted science Continued to drive our trusted science with dentists and hygienists, participating in key events including the FDI World Dental Federation’s World Oral Health Day, where Haleon was a major partner, to promote and educate on better oral health. 1 2 Run a responsible business Launched toothpaste tube caps made using bioplastic7 in several markets across Europe, progressing our ambition to reduce virgin petroleum-based plastic in our packaging. 3 4 Haleon Annual Report and Form 20-F 2024 13 Strategic Report Our market categories

The importance of VMS The majority of the global population does not consume enough micronutrients essential to health1, increasing the risk of developing chronic diseases. Consumer trends such as: the growing interest in science-backed solutions for self care; healthy ageing; and gut health are also contributing to the growth of this category. Using VMS is seen by consumers as a way to gain control and have confidence that they are doing what they can to stay healthy and well. Our position The VMS category is a large and fast-growing part of the global consumer healthcare market. It is a highly fragmented category, with the top 20 players accounting for around 22%2 of the market. Haleon has the leading position, with 2.8%2 share. Our key brands include: Centrum, the world’s leading multivitamin2; Caltrate, a leader in bone health in China2; and Emergen-C, a leader in immunity in the US3. Our market categories continued Vitamins, Minerals and Supplements (VMS) 2024 revenue £1,696m +3.4% growth +7.6% organic growth Global market share (2023)2 2.8% >> See page 40 for further information on performance during the year. Brands 1 Source: The Lancet Global Health. 2 Source: Nicholas Hall (2023) and Haleon analysis of third-party market data, the latest available data for the Consumer Healthcare market as a whole, beyond our individual categories. 3 Source: Circana (2024). Our 2024 focus areas and achievements Focus areas 2024 achievements Strategic pillars Market drivers Increase household penetration Expanded our Centrum Daily Kits range in China and Korea – daily nutrition packs tailored to life stages, to address Asian consumers’ needs. The range contains a blend of vitamins, minerals and locally relevant ingredients, such as green tea and ginkgo biloba leaf. In Brazil, we launched Centrum single dose immunity and energy powders. These provide affordable and on-the-go solutions through a new sachet format. 1 2 3 Innovate to address unmet needs Introduced Emergen-C Crystals Immune+, a new formula with vitamin D, contributing to category share growth. We also launched Emergen-C zero sugar formulas in powder and gummies formats. 1 3 Leverage trusted science Continued activation of Centrum Silver, supported by multiple clinical studies, demonstrating cognitive health benefits for older adults. Drove performance of Caltrate Capsules, supported by strong activation in China, with ingredients clinically proven to improve calcium absorption (vitamin D3) and bone metabolism (vitamin K2). 1 2 3 Drive Health Professional advocacy Launched a global expert campaign for Centrum, ‘Think Again’, highlighting the potential for multivitamins to deliver health benefits, such as improving brain health. The campaign engaged over 20,000 experts. 1 2 14 Haleon Annual Report and Form 20-F 2024 Strategic Report

Pain Relief OTC 2024 revenue £2,564m (3.3)% growth +0.1% organic growth Global market share (2023)2 13.0% >> See page 41 for further information on performance during the year. Brands The importance of Pain Relief Pain is a consistent and universal condition, that affects over 90%1 of the adult population. Over the past decade, the social and emotional impact of pain has grown by nearly 25%1, with stigma and social isolation arising from everyday pain increasing worldwide. Our ambition is to break down the barriers to achieving better everyday health for everyone. Our position At a global level, the top five players account for c.35%2 of the category, and Haleon is the market leader with 13%2 global market share. Our portfolio spans systemic and topical sub-categories, led by three Power Brands – Voltaren, Panadol and Advil – complemented by Local Growth Brands, including Excedrin, Fenbid and Grand-Pa. 1 Source: Haleon Global Pain Index 2023, 5th Edition. 2 Source: Nicholas Hall (2023) and Haleon analysis of third-party market data, the latest available data for the Consumer Healthcare market as a whole, beyond our individual categories. Our 2024 focus areas and achievements Focus areas 2024 achievements Strategic pillars Market drivers Increase household penetration Continued the successful roll-out of Voltaren 24-hour patch, with launches in Spain, France, Romania, Poland and Belgium. 1 2 Innovate to address unmet needs Launched Panadol Dual Action – a paracetamol and ibuprofen combination systemic pain reliever, in Pakistan and Central and Eastern Europe. Launched Advil Targeted Relief in the US, the first topical pain relief product from Advil, with four active ingredients which provide users with up to eight hours of relief at the source. 1 2 3 Leverage trusted science Haleon participated in the International Association for the Study of Pain (IASP) 2024 World Congress on Pain, attended by over 6,000 delegates. Our engagement focused on bringing inclusion in pain management. 4 Drive Health Professional advocacy Haleon hosted the 4th Global Pain Awareness Week, to bring globally renowned pain experts and first-line Health Professionals together to share knowledge on important pain topics. About 42,000 Health Professionals attended the event. 1 Strategic Report Our market categories Haleon Annual Report and Form 20-F 2024 15

Respiratory Health OTC 2024 revenue £1,677m (3.4)% growth +0.9% organic growth Global market share (2023)2 5.6% >> See page 41 for further information on performance during the year. Brands The importance of Respiratory Health Respiratory conditions are prevalent globally. Conditions such as the common cold, flu, cough, sore throat or nasal congestion affect most adults at least once per year, with incidence varying by geography. About 70%–80%1 of sufferers feel confident in treating themselves for these conditions, including through the use of OTC medicines. Our position The Respiratory Health category is fragmented globally, with the top five players accounting for 26%2 of the market. Haleon has a joint leading position, with 5.6%2 share. Our portfolio consists of two Power Brands, Otrivin and Theraflu, along with Local Growth Brands, including Flonase, Robitussin and Contac. 1 Source: Global Self-Care Federation. 2 Source: Nicholas Hall (2023) and Haleon analysis of third-party market data, the latest available data for the Consumer Healthcare market as a whole, beyond our individual categories. Our 2024 focus areas and achievements Focus areas 2024 achievements Strategic pillars Market drivers Increase household penetration Continued the roll out of Otrivin Nasal Mist across Europe, offering an improved consumer experience through comfort, ergonomics and efficacy. The product continues to deliver above expectations, driving Otrivin share growth in launch markets, and was received well by consumers, with many claiming an improved user experience. 1 2 Innovate to address unmet needs In the US, we launched Theraflu-D Flu Relief Max Strength Syrups in the US with the powerful oral nasal decongestant, pseudoephedrine. This was an accelerated launch, to provide our consumers with more options and to meet evolving needs. Responded to increasing consumer demand for Respiratory treatments post-COVID-19 in China, by expanding beyond cold and flu. Continued the roll out of Contac cough, now the second largest Western medicine cough brand in China. 1 2 3 Meaningful and distinctive brands During allergy season in the US, Flonase pioneered a unique collaboration with the hit series, Bridgerton. This partnership garnered an Online Media, Marketing & Advertising Award in the ‘Pharma/Health/Wellness: Campaign’ category, demonstrating some of our social marketing capabilities. 1 3 Run a responsible business We began rolling out our new, easy-to-open, more recyclable paper packaging for Flonase. This new packaging will no longer require consumers to use scissors to open the package, and aims to avoid more than 160 tonnes of plastic waste per annum. 1 3 4 Our market categories continued 16 Haleon Annual Report and Form 20-F 2024 Strategic Report

The importance of Digestive Health and Other Digestive health issues affect a large proportion of the population. In the US, over 60%1 of adults have experienced digestive health issues. Symptoms include acid reflux/heartburn, abdominal pain, bloating, diarrhoea, constipation, nausea/vomiting, dysphagia and incontinence. Sufferers frequently experience two or more symptoms at a time. Our position Haleon has a strong presence in the global Digestive Health category, driven by our leading position in immediate-relief antacids. We have a focused geographic Digestive Health presence across key markets, in particular the US, India and Brazil, underpinned by brands such as Tums and ENO. Our Digestive Health and Other category also includes Skin Health and Smokers’ Health. Our Skin Health brands include Bactroban, the leading wound-healing brand in China, Zovirax/Abreva, the global leader in cold sore treatments and Fenistil, the top anti-itch solution in EMEA & LatAm. In Smokers’ Health, Nicorette has helped consumers quit smoking for over 40 years. In 2024, we divested our Smokers’ Health business outside of the US, to focus our resources on higher growth brands and reduce complexity in our network. Digestive Health and Other OTC 2024 revenue £1,984m (7.2)% growth +5.5% organic growth Global market share (2023)2 3.8%1 >> See page 41 for further information on performance during the year. Brands 1 Source: The American Journal of Gastroenterology. 2 Source: Nicholas Hall (2023) and Haleon analysis of third-party market data, the latest available data for the Consumer Healthcare market as a whole, beyond our individual categories. 3 Source: Circana (2024). Our 2024 focus areas and achievements Focus areas 2024 achievements Strategic pillars Market drivers Increase household penetration Launched a new format, Tums Gummy Bites, in the US, which was the #13 OTC Digestive Health innovation in the US in 2024, by sales. We also launched ENO Chewy Bites in India, a chewable antacid to drive the convenience of anytime anywhere acidity relief, targeted at the entire family, including the younger cohort. Formats included affordable single sachets. 1 2 3 Innovate to address unmet needs Launched Eroxon in the US – the first OTC, FDA-cleared treatment for erectile dysfunction. In two clinical studies, over 60% of men with erectile dysfunction saw meaningful improvement. Eroxon is available online and at most major US retailers. 2 Meaningful and distinctive brands Successfully launched a new campaign and brand positioning for Benefiber in the US, supported by strong commercial execution. We raised brand awareness with a ‘Garden of the Guts’ campaign, with Benefiber outperforming its category and achieving market share gains3. 1 3 Run a responsible business In India, we continued to roll out recycle-ready sachets for ENO, gradually shifting away from laminate packaging. 4 Haleon Annual Report and Form 20-F 2024 17 Strategic Report Our market categories

Our culture and people We are focused on our purpose-led, performance-focused culture underpinned by our core values, key behaviours and leadership standards. Together, these support the delivery of our strategy. Our range of responsible business standards, policies and practices, including our Code of Conduct, provide a framework to guide our approach in delivering our strategy and business performance. Our purpose: To deliver better everyday health with humanity Our core value: Seeking to always do the right thing Our key behaviours: Go beyond Do what matters most Keep it human The Board monitors and is responsible for our culture, including adherence to our core value and behaviours to ensure they are embedded and aligned to our strategy and purpose. The Board and Executive Team receive regular reports on all aspects of culture, including reports from our Speak Up channel and the results from our annual employee engagement survey. The CEO and Executive Team are responsible for embedding our culture on a day-to-day basis, as well as for implementing our strategy, monitoring the Group’s performance, and providing updates to the Board on overall performance, risk management and our system of internal controls. Our 14 business units, and global category and brand teams, are responsible for delivering our strategy, innovation agenda and global brand campaigns. They are supported by global functions in key areas including ethics and compliance, corporate affairs, sustainability, finance, human resources, legal, marketing and R&D. Since becoming Haleon in 2022, we have evolved our ways of working with a new operating model that removes complexity and brings us closer to our consumers. We are in the second year of a three-year global productivity programme that transforms business processes and structure and helps to reduce complexity and costs so that we can drive performance and invest in future growth. We are on target to deliver our plans. In 2025, we will continue to drive additional performance and agility. Additional information and detail on culture and people can be found in our Responsible Business Report available on our website at www.haleon.com/ our-impact/esg-reporting-hub. Measuring our culture Measuring and tracking our culture is crucial to ensuring we deliver our purpose and strategy, and remain a trusted company. Our range of indicators includes: — Annual mandatory Code of Conduct training including anti-bribery and corruption and keeping data secure. — A framework of internal financial and operational controls, audit and assurance programmes that monitor the Company’s compliance with regulations and internal procedures and policies. — Encouraging anyone, whether working for Haleon or not, to speak up about misconduct, breaches of policy or procedures, and suspected violations of laws and regulations. — Measuring employee engagement through our annual employee engagement survey. Haleon received an 81% overall engagement score. — Measuring our environmental, health and safety performance across the Company and conducting risk-based audits, which the Board and Executive Team monitor. — Conducting regular conversations and year-end reviews with employees. 18 Haleon Annual Report and Form 20-F 2024 Strategic Report

We will undertake targeted cultural development work in 2025 to help to ensure Haleon continues to have a culture that supports our strategic plans. >> See also our business model, key stakeholders, strategy, approach to risk and financial statement sections on pages 8, 10, 12, 51 and from page 100. >> See also our key performance indicator section on page 32. >> See also the Audit & Risk Committee Report from page 72. >> See also our statement of compliance on page 58 with links to our standards and policies, including our Code of Conduct and Modern Slavery Statement. Our people Our people comprise permanent and fixed-term direct employees. Our business is also supported by third-party temporary workers and contractors. We aspire to create an environment where everyone can reach their full potential and perform at their best. Our initiatives and policies reflect relevant employment law, including the provisions of the Universal Declaration of Human Rights and International Labour Organisation (ILO) Declaration on Fundamental Principles and Rights at Work. We have people policies and initiatives that seek to provide equal opportunities and create an inclusive culture where everyone can belong. Attracting, fostering and developing talent Throughout 2024, we evolved our employer brand proposition to continue to attract diverse talent, including appointments in key leadership roles. Development and learning has three objectives: build the right competencies to stay safe and compliant within our regulatory environment; develop strategic capabilities; and provide employees with opportunities to grow and reach their potential. In June, we brought together our top 270 leaders in London for a three-day event following which leaders ran sessions with local teams to cascade the learning across the business. To build on this, we ran a five-day Growing at Haleon Week, available to all employees globally. More than 38,900 places were taken up across 16 sessions from 31 speakers. We enhanced our global leadership development offer and continued to roll out our first-line leader programme (Lead) and launched a new programme for leaders of leaders (Inspire). More than 30% of our leadership population participated in one or more of our global leadership or talent programmes. We also evolved and simplified our approach to assessing and rewarding employee performance. The new approach helped to drive an increased awareness of how performance was evaluated and helped colleagues to be clearer on how their work supports our strategy. Creating a more inclusive workplace Our DEI strategy in 2024 underpinned our commitment for all our employees to be treated equally, and harassment and discrimination to not be tolerated. The focus was on three strategic priorities: 1. Employee belonging: workplace inclusion — create a work environment that is inclusive and accessible, where all employees feel like they belong, are valued and have tools to thrive. 2. Representation: attract, recruit, promote and retain the best talent with a variety of backgrounds and experiences that reflects the customers and consumers that our brands serve. 3. Societal change: community impact — leverage our expertise to enable health inclusivity through our business relationships, brands and research. A DEI council met quarterly to receive performance updates and to discuss priorities, drive accountability, and initiate, fund and oversee the implementation of Haleon’s global inclusion activities. We made progress in 2024 with several initiatives, including: a new Community of Practice to share best practice and learnings; regular Employees Resource Groups (ERG) to discuss inclusion initiatives; and the successful launch of our global self-ID project as part of a broader initiative to strengthen representation data. Our people-management development programmes aim to enhance peoples’ capabilities and competencies through our learning modules. Our core leadership programmes, including Lead and Inspire, develop the skills of all our leaders to help mitigate bias and lead more inclusively. Our four global ERGs; Pride (LGBTQ+), Empower (disability), Illuminate (race & ethnicity), and Women@Haleon (gender) are each sponsored by a member of the Executive Team and have grown their presence to 34 local chapters within 14 countries. We have developed a Caregivers Community ERG in the US and are in the process of creating a UK chapter, as well as a Family Veterans and Friends ERG in the US. Global and local events were held for International Women’s Day, Pride Month, Black History Month, and many more. Our strategic focus for 2025 will be on further embedding initiatives throughout our organisational processes, culture, and behaviours, expanding our leadership development programmes and refining our guidelines for inclusive hiring and interview panels. >> See also our Nominations & Governance Committee Report on page 79. Haleon Annual Report and Form 20-F 2024 19 Strategic Report Our culture and people

Our culture and people continued Company gender representation As at 31 December 2024 Men Women Other Non-disclosed Total Directors 5 6 — — 11 Executive Team 7 6 — — 13 Executive Team direct reports 51 45 — 2 98 Senior managers1 773 653 — 8 1,434 All employees 12,996 11,431 8 126 24,561 1 Comprised of Leadership roles as defined in our glossary. Employee health and wellbeing We want to be a place that betters employees’ everyday health and wellbeing and allows them to be at their best. A place where we celebrate difference, prioritise mental and physical wellbeing, and build an inclusive working environment where everyone can thrive. In 2024, we focused on: creating a wellbeing strategy and brand; launching our refreshed people-manager mental health training, Leading on Mental Wellbeing; implementing a Mental Health & Wellbeing standard; and launching a Health and Wellbeing Dashboard to help measure organisational health and wellbeing. In 2025, we plan to launch our new health and wellbeing framework including our new global flagship Employee Assistance Programme partnership, plus a refreshed, more structured Health and Wellbeing Champions network. Workplace environments In 2024, we updated our Workplace Solutions standards to help ensure each office/site delivers the appropriate level of service, to meet our business and employees’ needs more effectively. Our standards aim to guarantee our locations provide the right mix of productivity, community, collaboration and focus areas, while supporting our philosophy Hybrid@Haleon. This philosophy empowers managers and teams to trust each other and find the right approach to drive performance. Health and safety We continued on our journey to deliver our zero-harm culture by strengthening our environment, health and safety (EHS) performance. Our EHS management system and strategy focus on strengthening our health and safety culture and capability, while aiming to make it easier to prevent harm. Our strategy is supported by annual targets and objectives which seek to drive continuous improvement, while helping us to reduce the number of reportable injury and illness cases and serious incidents. We also provide task-specific and risk-based health and safety training for our employees and third-party temporary workers, focusing on hazard identification and risk reduction in the workplace. 2024 2023 Reportable Injury and Illness Rate per 100,000 hours worked 0.13 0.14 Lost time injury and illness rate per 100,000 hours worked 0.10 0.10 There were no fatalities in 2024. Upholding our standards We have standards and policies in place to ensure we uphold high standards of business ethics. We are committed to transparency, integrity, consumer satisfaction, safety and compliance with all relevant laws and regulations. Product quality, safety and development Our products undergo extensive quality testing and controls as part of our manufacturing processes. In addition, we have portals for consumers to obtain product information and report adverse reactions. The Haleon Quality System establishes standards that govern the entire product lifecycle, ensuring consistency across all business units and third-party manufacturers. It emphasises the role of management at all levels in upholding these standards, particularly during product development. Haleon’s scientists focus on tailoring products to meet local needs, subjecting them to rigorous research and testing to comply with quality and safety standards, thereby fostering consumer trust. This process includes various assessments such as stability testing, consumer feedback, and clinical studies. Integral to this system is the Trusted Ingredients programme, which leverages cross-functional expertise to guide the selection of active pharmaceutical ingredients and excipients or additives used in our products. Haleon implements controls to evaluate potential benefits and risks and consumer concerns associated with these ingredients, including an independent evidence-based safety review for new ingredients added to the product portfolio. The purpose of the Haleon Safety Board, as part of the governance framework that manages Haleon’s ‘Product User Safety’ principal risk, is to: (1) set the Company’s product safety strategy; and (2) oversee the implementation of the product safety policy in relation to the composition and core company position of all products. Additionally, continuous monitoring of ingredient safety is conducted in collaboration with industry peers, regulators and healthcare providers, ensuring that Haleon remains proactive in assessing the safety and benefits of its products. Code of Conduct Our Code of Conduct helps to promote ethical business practices and offers guidance to our Board, Executive Team, employees, and third-party temporary workers. Non-compliance with our Code is considered misconduct and may lead to disciplinary action, including termination. Relevant principles of our Code also extend to our suppliers, distributors, agents, consultants, and contractors. The Code: comprises 19 principles; is available in 17 languages; combines written standards with a decision-tree approach to help make the right choices and know when to seek advice; and includes annual mandatory training including anti-bribery and corruption and keeping data secure. Anti-bribery and anti-corruption (ABAC) Our ABAC Policy outlines our global principles, standards, requirements and zero-tolerance stance. All employees and third-party temporary workers are required to adhere to this policy. 20 Haleon Annual Report and Form 20-F 2024 Strategic Report

Regular internal checks are conducted as part of our financial control procedures, and due diligence checks are performed on all high-risk third parties.

During 2024, regular updates on the compliance programme were provided to the Executive Team and the Audit & Risk Committee.

Speak up

Haleon encourages anyone, whether working for the Company or not, to speak up about misconduct, breaches of policy or procedures, and suspected violations of laws and regulations. Concerns can be raised in multiple languages via an independently managed web form and hotlines, or by email, telephone, or post. All cases are handled in accordance with Haleon’s investigatory principles: humanity; confidentiality; proportionality; and non-retaliation. Regular updates and investigation reports are reviewed by senior management and the Audit & Risk Committee, and learnings are converted into recommendations and updated training. During 2024, we upgraded to a new platform to help to improve our processes.

Human rights

Our Human Rights Policy, which is reviewed by the Environmental & Social Sustainability Committee, sets out how we integrate human rights into our business operations and our relationships with suppliers and other business partners. We seek to align our human rights procedures with international agreements and guidelines, such as the UN Guiding Principles on Business and Human Rights and the Organisation for Economic Co- Operation and Development’s (OECD) Guidelines for Multinational Enterprises. We are committed to upholding the Universal Declaration of Human Rights and the core labour standards set out by the International Labour Organisation.

Responsible suppliers

Haleon’s supply chain has significant scale and complexity with a mixture of direct and indirect supplies and services such as raw materials and logistics. We are a member of Manufacture 2030, a platform to drive consistency and transparency of supplier sustainability reporting.

-	Our Supplier Code of Conduct establishes the minimum environmental, social and ethical standards to be met by any entity that supplies products or services to Haleon.
-	We follow set processes for contracting with new suppliers, and those we continue to work with, including due diligence processes and using approved buying channels.

-	Our third-party risk management process seeks to assess risks across our supply chain, and where necessary we undertake additional due diligence. In 2023, we joined the ethical supply chain platform Sedex. In some of the due diligence processes, we use a combination of Sedex assessments and Pharmaceutical Supply Chain Initiative audits to assess risks to drive improvements.

Cyber security

We recognise that, in common with most other organisations, Haleon is at risk of a cyber-security attack or threat that could compromise our ability to manufacture, distribute and sell our products and services. We continue to invest to mitigate this risk, including using advanced technologies and engagement of third-party experts to provide additional support and guidance. We have a dedicated cyber- security threat intelligence function focused on the threat landscape and attack vectors that are targeting healthcare providers, including ransomware threats, and a cyber- defence team in place to monitor and react to cyber threats. Cyber intelligence is integrated into our cyber-security risk management and governance processes. Haleon’s Chief Information Security Officer is responsible for the cyber-security function, and provides frequent updates on issues including: current threats; operational key risk indicators; and cyber-security maturity improvements, to the Executive Team and Audit & Risk Committee, who have oversight of our information security and cyber-risk strategy. Cyber-security risk updates are shared with the wider Board by the Audit & Risk Committee.

-	Our newly appointed Chief Information Security Officer has more than 20 years’ information technology and security experience.
-	External consultants are engaged to assess our cyber-security maturity against the US National Institute of Standards and Technology Cybersecurity Framework (NIST CSF). They provide continued assurance that our plans and processes are delivered to best protect Haleon from threats including a framework for data controls which covers our digital supply chain.
-	We have a third-party risk management process in place to help ensure that inherent risk assessments are completed for third-party suppliers, with additional due diligence assessments completed for higher-risk suppliers. Processes include: identification and mitigation of risks; risk assessments; adherence to information and control standards; and incident notification requirements in contracts.
-	We constantly look to mature our cyber-security systems and controls to keep pace with the threat landscape. Our preparedness activities include: a cyber-security week; testing our response procedures and processes by performing simulations and crisis management exercises, including advanced Red and Black team exercises; and penetration testing to develop our response to potential incidents, such as ransomware attacks. Vulnerability management, monitoring and alerting processes are in place to help protect the Company against cyber attacks.
-	Our annual awareness campaigns promote our global cyber-security policies and procedures, handling of confidential data, social media and cyber-security practices, and remind employees of resources available to protect themselves, Haleon and consumers. Internal policies for protecting Company assets include protection of information, acceptable use of technology resources, AI and related procedures. We are focused on minimising risks through fostering secure practices and behaviours, for example, constant programmes aimed at recognising and reporting suspicious online behaviour or phishing.
-	During 2024, Haleon did not identify any significant cyber-security incidents.

>> See also: Our approach to risk; the Audit & Risk Committee Report; and Risk factors on pages 51, 72 and 193.

Our culture and people	Haleon Annual Report and Form 20-F 2022 21

Our approach to sustainability Our Responsible Business strategy focuses on three interconnected focus areas: making everyday health more inclusive; reducing our environmental impact; and upholding our standards by operating with ethical, responsible, and transparent behaviours and standards of conduct. The following pages outline Haleon’s progress against our Environment and Health Inclusivity focus areas. Progress against Upholding our Standards is detailed on page 20. The Board has overall responsibility for the Group’s Responsible Business strategy, delegated to the Environmental & Social Sustainability Committee. Tackling carbon emissions In 20241, we achieved a 50%* net reduction in our market-based Scope 1 and 2 carbon emissions versus 2020. We implemented several projects to switch to renewable energy sources such as renewable fuels and electric steam generators, including electric steam generator installation at our sites in Pulo Gadung, Indonesia, and Nairobi, Kenya. We have increased our use of carbon offsets this year to offset hard-to-abate Scope 1 emissions. However, we have a staged plan to reduce our use of offsets year-on-year to a maximum of 5% of baseline year emissions by 2030, in line with our Science Based Targets Initiative (SBTi) target. We are improving the granularity of the data used for Scope 3 emissions reporting each year, enabling more accurate reporting of our baseline and our performance in the reporting period. Haleon’s source to sale Scope 3 emissions decreased by 10% in the reporting period1 versus 2022 due to the use of emission factors that better reflect suppliers’ emissions reduction actions, inventory reduction, initiatives to make our packaging more sustainable, and switching to lower emissions-intensity forms of transport for logistics and distribution. In January 2024, we launched Haleon’s Sustainable Supply Chain Pledge, asking our suppliers to demonstrate their shared commitment to climate action. Signatories are requested to move to renewable electricity and develop a science-based target in line with SBTi. Making our packaging more sustainable To reduce our use of virgin petroleum-based plastic, we continued to scale up current, and launch new initiatives in 2024, focused on formats that account for the largest share of our plastic packaging: tubes and bottles. This included a further roll-out of Centrum and mouthwash bottles made with recycled plastic, and the launch of toothpaste tube caps made using bioplastic. We also remain on track to develop solutions for product packaging to be recycle-ready2 by 2025 where safety, quality and regulations permit. We expect 80-85% of our product packaging to be recycle-ready by the end of 2025 on this basis. In the 2024 reporting period, 74%* of our packaging was recycle ready1. For the remaining 15-20% of our product packaging, there is not yet a recycle-ready solution that meets the stringent safety, quality and regulatory requirements for healthcare packaging. For example, there is currently no commercially available solution to make Otrivin Metered Dose Nasal Spray from a single packaging material that enables the precise dosing and fine spray needed to deliver the product benefit and meet quality standards. Sourcing trusted ingredients sustainably As part of our aim to source key agricultural, forestry and marine-derived ingredients and packaging materials more sustainably, we increased our percentage of sustainably sourced key materials to 81%1,3, primarily driven by an increase in sustainably sourced paper materials, to 80% of all paper materials in the reporting period1,3. We maintained strong performance on sustainably sourced palm oil derivatives at 92%1,3. Our Healthy Mint Supply Chain programme in India has now enrolled over 7,500 farmers, increasing our percentage of sustainably sourced mint to 91%1,3. The programme is focused on improving mint farming practices, reducing the environmental impact while delivering social benefits to the local community. In 2024, new techniques, technologies Running a responsible business is a strategic imperative for Haleon and hardwired into how we do business. and training for smallholder mint farmers led to improved productivity, higher yields and reduced water usage. Integrating water stewardship and waste circularity With a focus on better water management and less waste in our operations, we aim to certify all our manufacturing sites with the Alliance for Water Stewardship (AWS) certification by 2025, and the TRUE waste certification by 2030. We also aim for water neutrality for sites in water-stressed basins4 by 2030. Since 2023, 12 of our 24 manufacturing sites have achieved the AWS certification, with a further seven recommended for certification. Five of our manufacturing sites achieved TRUE waste certification this year. Health inclusivity We aim to empower 50 million people a year by 2025 to be more included in opportunities for better everyday health. In 2024, we empowered over 50 million people5, achieving against our target one year ahead of plan. We did this through continuing to expand programmes which build health knowledge, promote healthy behaviours and address barriers to better everyday health such as bias and prejudice. We track the number of people empowered by a variety of Haleon health inclusivity initiatives, which reach people directly, or through Health Professionals. We take action to improve health inclusivity by driving change through our purposeful brands, empowering self-care, investing in research and action, and building healthier communities through our community investment programmes. >> More information on our Responsible Business strategy and performance is available in Haleon’s Responsible Business Report at www.haleon.com/our-impact/ esg-reporting-hub 22 Haleon Annual Report and Form 20-F 2024 Strategic Report

During 2024 we focused on: — Expanding the educational content available on, and reach of, the Haleon Health Partner online portal, empowering over 35 million people* in 20245. Health Professionals engaging with tools and materials on the portal increase their own and patients’ health knowledge and understanding of conditions and how to treat them. — Scaling up Theraflu’s ‘Rest and Recover’ programme, a multi-year initiative in the US and Poland to champion the right for workers to take time off when they fall sick and the importance of doing so. In 2024, we empowered over seven million people*5 in the US through engagement with the programme. — Expanding Polident’s ‘Smiles Can’t Wait’ programme from Thailand and the Philippines to Indonesia, with an aim to make dentures and denture care more accessible by providing treatment, education on how to care for dentures, and by tackling stigma associated with tooth loss. — Continuing our work with Remote Area Medical and Walmart to provide free dental health education and treatment through mobile dental vans to underserved communities in the US — Leveraging the latest results of the Health Inclusivity Index to inform policies and actions to improve health inclusion, including at the Global Health Literacy Summit and Future of Health Summit. We continue to support Economist Impact in further research and will publish Phase 3 findings in 2025. — Joining the British Red Cross’ Disaster Relief Alliance. The Alliance works to provide vital aid in the immediate aftermath of an emergency, but also invests in preparedness programmes, helping to build more resilient communities which are better prepared for, and can recover faster from, potential future emergencies. >> More information on the Health Inclusivity Index is available at www.impact. economist.com/projects/health-inclusivity-index Our aims 2024 performance1 2023 performance1 2022 performance1 Empower millions of people a year to be more included in opportunities for better everyday health, empowering 50 million people a year by 20255 .. 50m+ 41m+ 22m+ Reduce our net Scope 1 and 2 carbon emissions by 100% by 2030 vs a 2020 baseline6. -50% -48% -44% Reduce our Scope 3 carbon emissions from source to sale by 42% by 2030 vs a 2022 baseline6. -10% -2%7 — Reduce our use of virgin petroleum-based plastic by 10% by 2025, and a third by 2030 vs a 2022 baseline8. -1% +3% — Develop solutions for all product packaging to be recycle-ready by 2025, as part of our goal to make all packaging recyclable or reusable by 2030, where safety, quality and regulations permit2. 74% 70% 65% All key agricultural, forest and marine-derived materials used in our ingredients and packaging to be sustainably sourced and deforestation-free by 20303 .. 81% 62% — >> Further details are in our TCFD and SECR disclosures from pages 24 and 188, our principal risk related to ESG on page 55, and Notes 1 and 12 to the Consolidated Financial Statements on pages 124 and 136. 1 The 2024 and 2023 reporting periods for Scope 1 and 2 Carbon emissions (market-based) and health inclusivity is 1 December (in the prior year) — 30 November (in the year stated). The 2022 reporting period for these metrics is the calendar year. The annual reporting period for Scope 3 emissions, plastic, packaging and sustainable sourcing is 1 July (in the prior year) — 30 June (in the year stated). 2020 and 2022 baseline reporting periods are calendar years. 2 Recycle ready refers to product packaging and devices that are made of materials that are proven to be compatible with existing or emerging recycling infrastructure. In line with the CDP definition of ‘technical recyclability’ this does not take into account whether the collection, sorting and recycling of the packaging or device happens in practice, at scale, and with reasonable economics. The reported result against this KPI includes all packaging in scope of our reporting, and does not exclude packaging where there is not a recycle-ready solution that meets stringent safety, quality and regulatory requirements for healthcare packaging. 3 Scope includes Haleon’s globally managed spend on key materials which are agricultural, forestry or marine-derived. Globally managed spend covers the majority of our internal spend and expands across some of our third-party manufacturing network. This is the first year this KPI is reported as an aggregate measure with all key materials. 4 Determined using publicly available tools to identify water risk, such as the World Resources Institute Aqueduct Tool, site-specific reviews of local water risk using local data, and materiality of the risk to the business. 5 Reporting period = 1 December 2023 — 30 November 2024. Multiple initiatives, measured in several different ways, contribute to this result. In some cases proxies for empowered have been used, and estimations, extrapolations and assumptions have been made. Recognising this limitation, the published result is accurate to the best of our ability and knowledge. 6 Scope 1, 2 and 3 emissions calculated in line with the GHG Protocol. Scope 1 and 2 are market-based emissions from Haleon’s operational control. Our 2030 Scope 1 & 2 goal is underpinned by a 95% absolute reduction target. Scope 3 estimated footprint includes all indirect emissions from Haleon’s value chain, and our source to sale commitments include GHG Protocol categories except 6, 7 and 10-15. For further information on our reporting criteria see Haleon 2024 Responsible Business Basis of Reporting. 7 Calculated in accordance with methodology and data improvements and updated carbon emissions factors, and so the 2023 value differs from the value disclosed in the 2023 Annual Report and Form 20-F. 8 Scope includes product packaging and some devices, including toothbrushes. Haleon Annual Report and Form 20-F 2024 23 Strategic Report Our approach to sustainability

Audit & Risk Committee Environmental & Social Sustainability Committee Remuneration Committee Executive and Managerial-Level Governance Committees, including Environment Executive Team Risk Forum (formerly ERCC) Chief Executive Officer and Executive Team Haleon Board Sustainability Compliance and Risk Forum Our approach to sustainability continued Task Force on Climate-related Financial Disclosures (TCFD) Compliance statement In accordance with the FCA’s UK Listing Rule 6.6.6R, the Companies Act 2006 s414CB(A1) and (2A) and the SEC’s Guidance Regarding Disclosure Related to Climate Change (2010), we present our TCFD compliance statement and confirm that we have made climate-related financial disclosures for the year ended 31 December 2024 which are consistent with the TCFD Recommendations and Recommended Disclosures, on pages 24–31. We also include climate-related disclosures throughout Haleon’s Annual Report and Form 20-F 2024, including information on our principal risk related to ESG on page 55, key performance indicators on page 33, Notes 1 and 12 of the Financial Statements on page 124 and from page 136, and reporting for the UK Government’s guidance on Streamlined Energy and Carbon Reporting (SECR) on pages 188 and 189. Governance Governance over climate-related risks and opportunities is consistent with the governance structures in place across Haleon, comprising of the Board, Board committees, executive and management-level governance committees, and specialist working groups across the business (see diagram below, with arrows indicating flow of information). The Board takes overall accountability for risk and opportunity management, including climate change. The Board delegates specific matters related to climate change to subcommittees in the following ways: — The Environmental & Social Sustainability Committee (ESS) provides oversight and effective governance over progress with the environmental and social sustainability agenda, including climate change. The ESS Committee meets at least three times a year and is comprised of four Non-Executive Directors. In 2023, the ESS Committee received an outside-in assessment and deep dive facilitated by external experts, to evaluate Haleon’s Responsible Business strategy and goals, including those on climate. In 2024, the ESS Committee had a series of deep dives complemented by externally facilitated subject matter experts which focused on specific topics, including implications for Haleon’s net zero priorities. — The Audit & Risk Committee meets at least four times a year and oversees Haleon’s principal risks, including Haleon’s principal risk related to ESG, which covers climate change (page 55). — The Remuneration Committee meets at least four times a year and supports Haleon’s climate strategy by aligning Haleon’s Performance Share Plan with ESG performance via the ESG qualifier. This includes our Scope 1 and 2 decarbonisation goal (page 85). The Chief Executive Officer and the Executive Team are responsible for the delivery of Haleon’s Responsible Business strategy, and they are supported by various governance forums to monitor the climate strategy, including the management of climate-related risks and opportunities. — The Environment Steering Committee governs progress against Haleon’s environment strategy and commitments, including climate change commitments. The Committee meets at least quarterly and makes strategic recommendations on managing our environmental footprint for approval by the Executive Team and the Board. It also monitors climate-related risks, opportunities and regulations. It is chaired by the Vice President of Sustainability and Executive Team members include the Chief Corporate Affairs Officer, the Chief Supply Chain Officer, and the Chief R&D Officer. — The Executive Team Risk Forum (Risk Forum) consists of members of the Executive Team and Heads of Audit & Risk and Ethics & Compliance. The Risk Forum meets at least four times per year and is responsible for ensuring that the principal risks are managed effectively. This includes Haleon’s principal risk 24 Haleon Annual Report and Form 20-F 2024 Strategic Report

related to ESG, which covers climate-related risks (page 55). In April 2024, the Risk Forum reviewed the principal risk related to ESG. The principal risk is owned by the Chief Corporate Affairs Officer and monitored through Haleon’s risk management framework described on page 51. — Compliance and Risk Forums (CRF) are conducted by our functional teams, categories, and business units, to embed risk management in day-to-day business operations. The Sustainability CRF meets at least every other month and is responsible for monitoring, assessing, and mitigating potential risks that may impact Haleon’s responsible business strategy delivery, including risks associated with climate change. Membership includes the Vice President of Sustainability and members of the sustainability team. — Working groups in our global functions, global categories and business units integrate responsible business targets, principles and initiatives (including those related to climate change) into Haleon’s strategic business planning process, capital planning and budgeting, evaluation of potential divestments or acquisitions, day-to-day responsibilities and metric management. Responsible business scorecards, at both enterprise-wide and business unit level, track in-year targets against our responsible business commitments, including targets tracking carbon emissions reduction. The ESS and the Executive Team receive progress updates against these quarterly as a tool to evaluate performance and inform decision-making, including on climate-related issues. Responsible business targets are incorporated into employee personal objectives and performance evaluations where relevant, including climate-related objectives for executive management. Executive remuneration is tied to specific responsible business-related KPIs. For the year ended 2024, this included climate-related objectives (pages 33 and 90). Strategy and risk management Identifying, assessing, and managing climate-related risks The process for identifying, assessing and managing climate-related risks is consistent with Haleon’s four-step enterprise risk management process described on page 51. This ensures that accountability for the identification, assessment, mitigation and monitoring of risks is aligned with Haleon’s strategic objectives. At the corporate level, ESG and the integration of sustainability and climate-related risks into our business and investment decisions was identified as a principal risk; read more on page 55. We have developed our Responsible Business strategy and goals, including those related to climate, to manage risks as well as realise opportunities, such as changing consumer preferences. The Sustainability CRF leads the environmental (including climate) and social risk identification and assessment process, which is conducted on an ongoing basis. Risks are assessed by taking into consideration the likely impact (considering both financial and reputation impacts), the probability of the risk, and the controls that are in place to manage the risk, in line with Haleon’s risk management framework outlined on page 51. This helps to identify those risks and controls where management should focus its effort. Continuous evaluation and management of risk is embedded in our strategy to enable an appropriate, measured and timely response. Risk owners are assigned to the risks (including climate risks) and continually monitor and assess each risk. A combination of internal knowledge and external factors, such as horizon scanning, legal and regulatory developments, and emerging climate science, are considered to determine whether to mitigate, transfer or accept climate-related risks. In some cases, it may be deemed appropriate to transfer the risk, for example by discharging costs or liability to another party in our value chain. Part of the risk assessment process is also acceptance: establishing a level of comfort with the risk, considering our existing control strategies, and considering them currently sufficient. The most significant climate-related risks and opportunities are described in detail on pages 27 to 31 along with our plans to manage these. These are considered to have the most significant impact on our business, strategy and financial planning. Risk and mitigation plans undergo a formal review at least once a year. Haleon performed a climate-related risk and opportunity assessment using scenario analysis in 2023 and plans to conduct these assessments at least every three years. Our resilience to climate change As outlined in the risks on pages 27 to 31, the quantitative scenario analysis indicates that our business is not at high risk of facing significant financial impacts from climate-related risks in the short term. The analysis was performed in 2023, however the results are still relevant to the business. Any climate-related risks with a medium-risk financial impact are either projected to occur in the long term or have already been addressed through our mitigating actions. As a result, we do not anticipate the need for major changes to our strategy to respond to these risks. In the medium and long term, we need to consider transition risks. The transition to a low-carbon economy could have financial implications for Haleon, as consumer preferences shift towards sustainable products, potentially impacting our market share and brand reputation. Additionally, increased carbon taxes on emissions across our operations and supply chain could also have financial impacts. However, these risks can be mitigated if we achieve our carbon reduction targets for emissions across all scopes. We have already conducted life-cycle assessments for 11 key products to better understand and mitigate the risks associated with their life-cycle stages. You can read more in our Climate Action Transition Plan. In the long-term, we need to be aware of the impacts of physical risks. Our key facilities could be affected by flooding and heatwaves, leading to disruption and damage. Our Oral Health product line could also be impacted by disruptions in the supply of raw materials, particularly wheat and corn, which are at a higher risk of yield impact due to long-term climate change. While we already have a resilient sourcing strategy for these key crops, we need to continue monitoring the situation. The transition to a low-carbon economy also presents an opportunity for Haleon, as consumer preferences shift towards more sustainable products. To capitalise on this opportunity, we need to improve the sustainability of our products and make consumers aware of these changes through effective claims and consumer messaging. Haleon Annual Report and Form 20-F 2024 25 Strategic Report Our approach to sustainability

Task Force on Climate-related Financial Disclosures (TCFD) continued Our approach to sustainability continued Climate-related scenario analysis Climate-related scenario analysis is used to assess the potential impact of climate-related risks and opportunities. In 2022, we performed our first qualitative analysis which we refreshed in 2023, both qualitatively and quantitatively, in order to assess the risks and opportunities in greater detail and understand the impact of climate change on our existing business model. A year has passed since we conducted our scenario analysis under the TCFD framework. However, the insights derived from this analysis remain relevant. The results have been used to inform our strategy and financial planning, including updates to our underlying cash flows for our planned actions to meet our climate ambitions. We worked with a sustainability intelligence company, Risilience, to quantify the potential financial impact of our physical and transition climate risks and opportunities. Risilience used a ‘Digital Twin’, which is a data-driven digital representation of our business and value chain. This used internal data from our business including current and approved financial projections, market breakdown, key facilities, raw materials and our GHG footprint, to stress-test and quantify the potential financial impact of climate risks and opportunities under different scenarios. The climate scenarios used as part of the analysis are outlined below. We also modelled a 2.5°C warming trajectory but we are not disclosing it here as we are only disclosing the results with the highest potential impact. Warming trajectory by 2100 Climate scenarios Rationale behind climate scenario analysis selection 1.5ºC Paris Ambition: Rapid transition to a low-carbon economy with orderly emissions reductions and rapid consumer preference change. Enables us to test our business strategy against the most optimistic scenario from a climate-transition perspective. Aligns with our target to be a net zero business from source to sale by 2040, aligned to guidance from The Climate Pledge and Race to Zero. Aligns with TCFD and IPCC1 recommendations to include a 2°C or lower scenario, with 1.5°C scenario recommended as the ‘2°C or lower’, aligning with the latest scientific research from the IPCC. This scenario represents the worst case’/ highest potential for transition risk for our business. >4ºC No Policy: Reversal of emissions reductions and abolishment of climate policy leading to extreme warming. Enables us to test business strategy against the worst-case scenario from a physical risk perspective. This scenario was used in our qualitative analysis in 2022. A number of assumptions were made in carrying out the analysis: — Current mitigating actions were not modelled for any of the scenarios. — All scenarios were modelled independently, i.e., no correlation was assumed between different risks and opportunities. — Investment costs required to realise opportunities were not taken into account. While many scenario models and techniques are advanced, we recognise that knowledge in this area is growing, and we expect models and pathways to evolve with time. Models also have limitations, and there are certain areas which are challenging to model. Additionally, in certain situations, different models can project contrasting results. In these situations, we have considered how different outcomes would impact our businesses. 1 We used the IPCC Representative Concentration Pathways (RCPs) to assess physical climate risk. RCPs are commonly used by climate scientists to assess physical climate risk, with each pathway representing a different GHG concentration trajectory which can then be translated into global warming impacts. We used climate data from the World Climate Research Programmes Coupled Model Intercomparison Project — Phase 6 (CMIP 6 — adjusted for spatial resolution and bias corrected) to do this translation. RCPs feed into climate, crop and flood models. There are four RCP pathways with RCP8.5 representing the worst case scenario. Impact of climate-related risks and opportunities and resilience of our strategy In 2023, we updated the time horizons used to consider the impact of climate risks and opportunities. The length of the time horizons were reduced to allow greater alignment to modelling capabilities for quantitative scenario analysis and to reduce the risk of modelling uncertainties associated with using time horizons beyond 2050. This provides more accurate results compared to using longer time horizons and aligns with our business risk cycles, allowing us to use the analysis for strategic decision making. We define short, medium and long-term horizons as follows: — Short-term (0-4 years): aligns to our financial planning and risk management framework. — Medium-term (5-9 years): aligns to our interim Scopes 1, 2 and 3 emissions reduction targets of 2030. — Long-term (10+ years): aligns to our net zero target of 2040 and the UK Government’s net zero target of 2050. 26 Haleon Annual Report and Form 20-F 2024 Strategic Report

Physical risks Risk Impact analysis Management of risk Impact of extreme weather events on operations and supply chain The revenue and cost impact of damage and disruption to key facilities from the following climate hazards: riverine, coastal and flash flooding, heatwaves, water stress, and temperate and tropical windstorms. Potential impacts included in our Paris Ambition (1.5°C) and No Policy (4°C) scenario analysis included: — Revenue disruption from the interruption of supply of electricity, gas and water, due to heatwaves and flooding. — Inefficiencies in production due to disrupted employee travel, e.g., caused by flooding. — Increased facility and operational down time, due to damaged transport infrastructure. — Direct damage to stock, buildings, and contents from flood and windstorms. Under a No Policy (4°C) scenario, the hazards with the greatest potential to impact our business are riverine and flash flooding, and heatwaves, over the long-term time horizon. Three of our sites, Guayama (Puerto Rico), Tianjin (China) and Dungarvan (Ireland), are at greatest risk of property damage from riverine flooding owing to their close proximity to rivers. Sites in the US, southern Europe and eastern China are located in regions that could experience a rapid increase in heatwave probability driven by global average temperatures and the likelihood of prolonged extreme temperature events. Heatwaves have the potential to cause disruption through interrupting our supply chain (such as from infrastructure damage to the road and rail network) as well as reducing the productivity of our workforce through human health impacts. The risk of water stress is considered to be low with 0.4% of annual revenue from our owned sites being potentially impacted in the long-term (by 2050). Assumptions: — 2023 financial values are kept constant up to 2050 and acute physical risk shocks were applied to these values. — The revenue share for our sites was assumed to be site revenue as a proportion of total revenue. The remaining revenue share was split proportionally across third-party manufacturers’ sites. — Meteorological conditions that could lead to water stress (i.e., severe drought) were considered. Local geological conditions were excluded from the analysis. Actions: — In 2024 we conducted refresher training for regional EHS and engineering leads on climate risks. — Manufacturing sites are included within a loss-prevention survey programme and are routinely visited to confirm appropriate resilience measures are in place, including flood, wind and storm protection. — Our manufacturing sites have emergency plans, disaster recovery plans (DRPs), and business continuity plans (BCPs), which we continuously improve to further enable our sites to withstand extreme weather events. — Our BCPs include options for multiple sourcing for manufacturing of our products. This is achieved by using a combination of Haleon or third-party manufacturing organisations’ sites, spread across different geographies. — We conducted value-chain water footprint analysis to better understand potential water-related risks in specific geographies and prioritise actions. — All our manufacturing sites are implementing the Alliance for Water Stewardship (AWS) standard to address local water-related risks and opportunities. Since 2023, 12 of our sites have been certified with a further seven recommended for certification. In 2023 our Cape Town site became water neutral following water replenishment activities in 2022 with WWF South Africa. Metrics and targets: — All our manufacturing sites in water-stressed basins1 to be water neutral by 2030. We consider water neutrality achieved when the amount of water replenished in the catchment exceeds the site’s water withdrawal. — We aim for AWS certifications at all our manufacturing sites by the end of 2025. — In 2024 we implemented a new metric to monitor the percentage of sales generated by our own sites at high risk of extreme weather events. Paris Ambition (1.5°C) S M L No Policy (4°C) S M L 1 Determined using publicly available tools to identify water risk, such as the WRI Aqueduct Tool, site-specific reviews of local water risk using local data, and materiality of the risk to the business. Key Time horizon for impact S Short-term M Medium-term L Long-term 0-4 years 5-9 years 10+ years Financial impact of risk or opportunity Low risk Medium risk High risk Opportunity £10m-£40m £40m-£80m >£80m Haleon Annual Report and Form 20-F 2024 27 Strategic Report Our approach to sustainability

Task Force on Climate-related Financial Disclosures (TCFD) continued Our approach to sustainability continued Physical risks Risk Impact analysis Management of risk Reduced availability of raw materials due to chronic weather impact The financial impacts on ingredient production due to chronic climate change induced by changing temperature and precipitation patterns. The following raw materials were considered for the analysis: corn, wheat, mint, palm oil and soybean. Potential impacts included in our Paris Ambition (1.5°C) and No Policy (4°C) scenario analysis included: — Reduction in crop yields leading to supply and demand implications and price volatility. — Supply shortages which could prevent or limit the production of key product lines and lead to a loss in revenue. — Increased costs due to long-term chronic drought affecting crop supply and implementation of adaptation measures such as irrigation solutions. Scenario analysis was conducted to assess the financial impact of crop yield fluctuations caused by long-term climate change for our key crops. Changes in rainfall and temperature were assessed using data on crop sourcing locations and crop vulnerability. The effects of sudden hazards like heatwaves and droughts on crops were also assessed, considering the sourcing locations with a high likelihood or increasing probability of such events. Changes in long-term precipitation and temperature patterns under the No Policy (4°C) scenario are likely to affect wheat and corn sourcing, with wheat experiencing the largest average percentage yield decline of c.37% between 2023 and 2050. Our key sourcing regions for these crops (France, US and UK) could also be impacted by extreme weather events, such as drought or severe heatwave events, further reducing crop yields. In our Oral Health products, corn is a crucial feedstock. However, the projected impact on corn yields in 2050 is anticipated to be minimal, accounting for less than 3% of the total revenue generated by Oral Health products in 2023. Under the No Policy (4°C) scenario, certain areas of central US may see corn yields decline as a result of precipitation variation. Assumptions: — 2023 financial values are kept constant up to 2050 and acute physical risk shocks are applied to these values. — The impact of climate conditions on raw material supply is limited to temperature and precipitation. Other conditions, such as soil quality, were excluded from the analysis. — Revenue impacts were considered in terms of reduced crop yields leading to production limitations. Price fluctuations were not considered in the analysis. Actions: — Seek to assess feasibility of substituting raw materials with lower-risk alternatives, for example replacing corn-derived ingredients with alternatives to reduce exposure to yield and cost fluctuations. — We have a robust sustainable sourcing strategy in place (pages 22 and 23). — Our sourcing strategy involves multiple sourcing options from different geographies and holding materials’ safety stocks where feasible. Continuity of supply is a priority for our procurement team. — Haleon has defined and launched its Supplier ESG Expectations, which outlines the targets we have set our suppliers, such as requiring materials to be covered by industry-recognised certifications where relevant. — Sustainability requirements are embedded into tender processes. Metrics and targets: — We aim for all of our key agricultural, forest, and marine-derived materials to be sustainably sourced and deforestation-free by 20301 .. For the key material supply chains in scope of this goal, we use recognised global certification programmes wherever possible, for example Roundtable on Sustainable Palm Oil (RSPO) Mass Balance certification for our palm oil derivatives, and Forest Stewardship Council (FSC) and Programme for the Endorsement of Forest Certification (PEFC) certifications for our paper packaging materials. Where these are not available, we are working with independent experts to define clear standards and processes for sustainable sourcing based on the specific issues and opportunities for each material. Paris Ambition (1.5°C) S M L No Policy (4°C) S M L 1 Scope includes Haleon’s globally managed spend on key materials that are agricultural, forest, or marine-derived. Globally managed spend covers the majority of our internal spend and expands across some of our third-party manufacturing network. Key Time horizon for impact S Short-term M Medium-term L Long-term 0-4 years 5-9 years 10+ years Financial impact of risk or opportunity Low risk Medium risk High risk Opportunity £10m-£40m £40m-£80m >£80m 28 Haleon Annual Report and Form 20-F 2024 Strategic Report

Transition risks Risk Impact analysis Management of risk Carbon pricing policy The financial impacts of carbon taxes on emissions across our operations and supply chain. Potential impacts included in our Paris Ambition (1.5°C) scenario analysis included the following (the No Policy (4°C) scenario was not relevant): — Direct increase to overhead costs from Scope 1 and 2 emissions (e.g., cost of electricity and fuel). — Increased cost of raw materials from upstream suppliers passing through increased costs from Scope 3 emissions. — Reduction in sales from passing the costs from carbon taxes on to consumers. Under a Paris Ambition (1.5°C) scenario where global carbon prices are expected to grow significantly from 2023, the potential impact is a medium risk if we do not reach our SBTi-aligned target for Scope 1 and 2 emissions. However, if we meet our SBTi target, the risk is significantly reduced as we aim to achieve at least 95% absolute Scope 1 and 2 emissions reduction by 2030 (vs a 2020 baseline). Indirect Scope 3 emissions account for the majority of our exposure to carbon costs, particularly upstream emissions associated with farming and processing, which could be passed on by our suppliers. We have limited ability to influence these costs as they will depend on the extent to which suppliers reflect carbon tax expenditure within prices. The risk of indirect Scope 3 costs will be greatly reduced if we are able to meet our commitment to reduce Scope 3 emissions from source to sale by 42% by 2030 (vs a 2022 baseline) and deliver our net zero source to sale target by 2040, aligned to guidance from Race to Zero and Amazon Climate Pledge. Assumptions: — Business as usual emissions trajectory where emissions grow proportionally to revenue growth. — Linear trajectories were used between scenario data points to estimate climate pricing data for intervening years. — All global emissions are subject to carbon pricing and no border adjustments were included in the analysis. — No risk is assumed under a No Policy (4°C) scenario. This is due to this scenario representing a reversal of current policies including currently implemented carbon prices. — Carbon price used in the analysis (2027 weighted average carbon price (USD/tonne): $83.45. Carbon prices used in analysis were collated from sources such as the International Monetary Fund, International Energy Agency and Network for Greening the Financial System. Actions: — Delivery of our carbon emissions reduction targets for Scopes 1, 2 and 3 carbon emissions as outlined below and in our Climate Action Transition Plan will mitigate our operations’ exposure to future carbon pricing and environmental taxation. — We work with our suppliers and through industry groups such as Energize to help suppliers map their carbon emissions and take actions to reduce their carbon footprint. — We have launched our Supplier Climate Training Programme with over 350 suppliers. The aim is to educate and support them on their decarbonisation journey. This covers topics like: transitioning to renewable electricity, carbon footprint and emissions calculations and carbon pricing. — In 2024, Haleon implemented an internal carbon pricing scheme that converts carbon emissions into a commercial value for supplier selection criteria. This mechanism encourages suppliers to reduce their carbon footprint to make themselves more competitive. Haleon’s carbon price follows the EU ETS cost of carbon. Metrics and targets: — Reduce net Scope 1 and 2 carbon emissions by 100% by 2030 vs a 2020 baseline, underpinned by our SBTi target to reduce absolute Scope 1 and 2 carbon emissions by 95% by 2030 vs a 2020 baseline. — Reduce Scope 3 carbon emissions from source to sale by 42% by 2030 vs a 2022 baseline.1 — Achieve net zero carbon emissions from source to sale by 2040, aligned to guidance from the Climate Pledge and Race to Zero.1 Paris Ambition (1.5°C) S M L No Policy (4°C) Not applicable 1 Our net zero and Scope 3 carbon emissions targets span carbon emission categories from source to sale (excluding GHG protocol categories 6, 7 and 10-15). Key Time horizon for impact S Short-term M Medium-term L Long-term 0-4 years 5-9 years 10+ years Financial impact of risk or opportunity Low risk Medium risk High risk Opportunity £10m-£40m £40m-£80m >£80m Haleon Annual Report and Form 20-F 2024 29 Strategic Report Our approach to sustainability

Task Force on Climate-related Financial Disclosures (TCFD) continued Our approach to sustainability continued Transition risks Risk Impact analysis Management of risk Changing consumer preferences: risk The financial impacts of taking action towards the sustainability of our products, and consumer purchasing shifting towards more sustainable brands (e.g. products with less plastic or more recyclable packaging). Potential impacts included in our Paris Ambition (1.5°C) and No Policy (4°C) scenario analysis included: — Reduction in product sales and loss in market share. — Reputational damage and reduction in brand loyalty. Under a Paris Ambition (1.5°C) scenario, it is expected that consumers will rapidly shift towards more sustainable products. The unmitigated potential risk to our business is considered to be medium. The majority of potential revenue loss is driven by our Oral Health products which represent the largest share of total revenue. Oral Health product consumers in the US are likely to see a rapid shift towards more sustainable products. Assumptions: — Buying preferences will vary at differing rates across global regions. — To model demand shifts of our products, consumer-led demand for sustainable packaging was used as a proxy. — The risk was modelled under a scenario where we do not act to improve the sustainability of our products, in order to analyse the unmitigated impact of consumer demand shifts. Actions: — To meet or exceed the expectations of Haleon’s key stakeholders, including consumers, we are committed to deliver on our Responsible Business strategy and targets (page 23). — We conducted an extensive study to explore and understand the importance of social and environmental issues to people around the world, to understand their sustainability priorities in relation to our categories of Oral Health, OTC and VMS. We conducted quantitative research in 11 markets in 2022 (Australia, Brazil, China, Germany, Indonesia, Italy, Poland, South Africa, Thailand, UK, US) and qualitative research in four markets in 2023 (China, Germany, UK, US) that included online consumer communities, digital listening (US), cultural analysis and expert interviews. This work has given us an understanding of consumers’ priorities, identifying opportunities for Haleon to help address these. — Using our sustainability claims tracker, twice a year we monitor the incidence of environmental and social sustainability claims across new product launches in our categories. — Haleon’s sustainability impact assessment tool (SIAT) enables our R&D teams to calculate, analyse and compare the impact of product and packaging design decisions on key environmental-impact parameters (including carbon footprint and packaging). — In 2024 we improved the SIAT scoring process to make it more quantitative and introduced a weighted sustainability scoring. — We are participating in externally verified sustainable choice ranges such as Amazon’s ‘Climate Pledge Friendly’ programme as well as making direct sustainability statements in relation to our products. — With a focus on health inclusivity, our brands seek to tackle specific barriers that stand in the way of better everyday health. This includes empowering consumers and Health Professionals to better understand the impact of climate change on health and equip both with tools and solutions to manage and mitigate the impact on everyday health. Metrics and targets: — Haleon has set targets with an aim to respond to changing consumer preferences, for example our aims for 100% of product packaging to be recycle-ready by 2025 and recyclable by 2030, where safety, quality and regulations permit, and to reduce our use of virgin petroleum-based plastic by 10% by 2025 and by a third by 2030 vs a 2022 baseline1 .. See page 23 for our performance. Where relevant, we incorporate environmental credentials into consumer-facing statements or listings in retailers’ sustainable choices ranges. Paris Ambition (1.5°C) S M L No Policy (4°C) S M L Key Time horizon for impact S Short-term M Medium-term L Long-term 0-4 years 5-9 years 10+ years Financial impact of risk or opportunity Low risk Medium risk High risk Opportunity £10m-£40m £40m-£80m >£80m 1 Scope includes product packaging and some devices, including toothbrushes. 30 Haleon Annual Report and Form 20-F 2024 Strategic Report

Transition opportunities Opportunity Impact analysis Management of opportunity Changing consumer preferences: opportunity The financial impacts of taking action towards the sustainability of our products, and consumer purchasing shifting towards more sustainable brands (e.g., products with less plastic or more recyclable packaging). Potential impacts included in our Paris Ambition (1.5°C) and No Policy (4°C) scenario analysis included: — Changing consumer demand to low-carbon alternatives leading to a gain in market share and an increase in product sales. — Positive reputational impacts and increasing brand loyalty. The potential market opportunity for more sustainable products could be significant under a Paris Ambition (1.5°C) scenario, equating to 2.6% additional revenue in 2032, compared to baseline projected revenues. Consistent with the related risk, the greatest potential for upside is driven by our Oral Health products. The size of the potential opportunity decreases in the long term, as more products align with consumer preferences and take actions to meet future climate targets. Therefore, the opportunity reduces for product groups which have already seen a sustainable shift. Assumptions: — Buying preferences will vary at differing rates across global regions. To model demand shifts for Haleon’s products, consumer-led demand for sustainable packaging was used as a proxy. — The opportunity was modelled under a future where we work to improve the sustainability of our products in order to understand the potential financial gains that could be realised. Actions: — Management activities as for equivalent risk on page 30, with a focus on realising opportunities of responding to changing consumer preferences. Metrics and targets: — Haleon has set targets with an aim to respond to changing consumer preferences, for example our aims for 100% of product packaging to be recycle-ready by 2025 and recyclable by 2030, where safety, quality and regulations permit, and to reduce our use of virgin petroleum-based plastic by 10% by 2025 and by a third by 2030 vs a 2022 baseline. See page 23 for our performance. Where relevant, we incorporate environmental credentials into consumer-facing statements or listings in retailers’ sustainable choices ranges. Paris Ambition (1.5°C) S M L No Policy (4°C) S M L Metrics and targets We have made significant progress in establishing our standalone Responsible Business strategy as a separately listed company (following demerger in July 2022). This has included the development of targets, associated delivery plans to meet targets, performance and risk management forums and processes. As outlined in this disclosure, we have developed metrics alongside our scenario analysis which are used to monitor certain risks and opportunities. This includes cross-industry metrics and targets recommended by TCFD, which can be found mapped to risks and opportunities on pages 27–31, in KPIs on page 33, our Scope 1, 2 and 3 emissions set out in line with the UK Government’s guidance on Streamlined Energy and Carbon Reporting (SECR) on pages 188 and 189, and built into our ESG Qualifier as described on pages 33 and 85. In January 2025, SBTi validated our near-term target to reduce absolute Scope 1 and 2 GHG emissions by 95% by 2030 from a 2020 base year1, which is the absolute target that underpins our target to reduce net Scope 1 and 2 GHG emissions by 100% by 2030 from a 2020 base year. SBTi also validated our target to reduce absolute Scope 3 GHG emissions from purchased goods and services, capital goods, fuel and energy-related activities, upstream transportation and distribution, waste generated in operations, upstream leased assets and downstream transportation and distribution by 42% versus our 2022 baseline within the same timeframe. Haleon continues its journey to better manage climate risks, and in 2024 we have implemented a new metric to monitor the percentage of sales generated by our own sites at high risk of extreme weather events. Our 2024 performance and the key areas which we will focus on in 2025 are described on pages 22 and 23. Performance against these targets, along with additional environmental metrics and reporting methodologies, can be found on our website. >> More information on our Climate Action Transition Plan, including progress reported in our 2024 Responsible Business Report, is available at www.haleon.com/our-impact/ esg-reporting-hub 1 The target boundary includes biogenic land-related emissions and removals from bioenergy feedstocks. Key Time horizon for impact S Short-term M Medium-term L Long-term 0-4 years 5-9 years 10+ years Financial impact of risk or opportunity Low risk Medium risk High risk Opportunity £10m-£40m £40m-£80m >£80m Haleon Annual Report and Form 20-F 2024 31 Strategic Report Our approach to sustainability

Our key performance indicators We have several enterprise metrics monitoring performance across the business, from which we select our key performance indicators (KPIs). These are the most applicable in tracking our strategic performance, sustainability efforts and commitments to our key stakeholders. The Board and Executive Team monitor our KPIs to ensure continued alignment to our strategy and, where applicable, they are linked to Executive Directors’ remuneration. >> See also the Directors’ Remuneration Report from page 82, and forward-looking statements on page 218. Delivery on our 4-6% guidance. Relevance and calculation Measures the strength of our existing portfolio. Data is derived directly from our Financial Statements. Future focus Continue to deliver on our guidance, prioritising driving growth from increasing penetration, brand building, innovation, and developing routes to market. A key profitability measure, measuring the Group’s performance against its sustainable growth model. Relevance and calculation Drives value-creating behaviours and captures excess cash returned to shareholders via share buybacks, which in turn increase total shareholder returns. Data is derived directly from our Financial Statements. Future focus Top-line and bottom-line growth of the business, reduction of interest charges through optimal leverage and share buybacks. Continued profitable growth. Relevance and calculation Our organic operating profit growth is an important indicator of the strength of our business model. Data is derived directly from our Financial Statements. Future focus Drive positive operating leverage, whilst at the same time ensuring healthy investment to drive top-line growth or return to shareholders. Targeting medium term leverage of c.2.5x net debt/adjusted EBITDA. Relevance and calculation Reducing our leverage strengthens our balance sheet and maintains our Investment-Grade credit rating. Data is derived directly from our Financial Statements. Future focus Operate a strong Investment-Grade balance sheet with medium-term leverage of c.2.5x net debt/adjusted EBITDA. A key component in measuring the viability of our business. Relevance and calculation Provides us with capacity to invest in the business, pay down debt and make shareholder returns. Data is derived directly from our Financial Statements. Future focus Drive free cash flow through a combination of working capital management and efficiencies across the business. Drive market share gains through brand building, innovation and increased investment in A&P and R&D. Relevance and calculation The attractiveness of our products is key for all our stakeholders, giving them confidence in our ability to increase household penetration and capitalise on new and emerging opportunities. Based on Haleon’s analysis of third-party market value sales data, including IQVIA, Circana & NIQ data. Future focus Ensure healthy investment in A&P and drive innovation through investment in R&D. Organic revenue growth1 Adjusted diluted earnings per share (EPS) growth1 Organic operating profit growth1 Net debt/adjusted EBITDA1 Free cash flow1 Business gained/maintained share Changes made to our KPIs Following the strong strategic progress made since our demerger, Haleon has reviewed its KPIs, given a number of targets are within sight of delivery. Some key changes are: — Given Haleon’s commitment to active portfolio management and the 2024 disposals of Nicotine Replacement Therapy (NRT) outside the US, and ChapStick, organic operating profit growth is now a KPI (i.e. excluding the impact of acquisitions and divestments, and at constant currency), rather than adjusted operating profit. This gives a more direct representation of the Company’s performance. — From 2024, we have included adjusted Diluted EPS growth at constant currency as a KPI, to ensure value creation across the business. — Net debt/adjusted EBITDA has been retained as a KPI, both for consistency in our KPIs and to maintain strategic oversight of our leverage. — Given our commitment on recycle-ready packaging will be fulfilled in 2025, we have replaced this metric with Virgin petroleum-based plastic reduction, in line with our responsible business agenda. 2024 2023 2022 71% 58% 66% 2024 2023 2022 3.5% -6.0% 2.8% 2024 2023 2022 2021 2020 5.0% 8.0% 9.0% 3.8% 2.8% 2024 2023 2022 2021 2020 £1.9bn £1.6bn £1.6bn £1.2bn £2.0bn 2024 2023 2022 2021 9.8% 10.8% 5.9% 16.4% 2024 2023 2022 2.8x 3.0x 3.6x 32 Haleon Annual Report and Form 20-F 2024 Strategic Report

Reduce our net Scope 1 and 2 carbon emissions by 100% by 2030, versus our 2020 baseline. Relevance and calculation Decarbonising our operations is a key focus area and helps protect against climate-related transition risks. We track the percentage change in total tonnes of market-based net Scope 1 and 2 greenhouse gas (GHG) emissions versus 2020. Future focus We are focused on addressing our remaining Scope 1 emissions by transitioning to renewable-energy-powered systems for heating and cooling. Track gender representation in leadership roles6. Relevance and calculation We believe building an inclusive organisation that represents the consumers and communities who rely on our brands is a competitive advantage and is an important consideration for our stakeholders. Calculated as a percentage of employees who self-identify as female, compared to the number of permanent employees, across a quarterly average.5 Future focus Continue to track representation to understand the composition of our workforce and how it reflects our key stakeholders. Reduce our use of virgin petroleum-based plastic by 10% by 2025, and a third by 2030, versus a 2022 baseline. Relevance and calculation Packaging and plastic pollution is an environmental area of high concern to consumers. We are committed to addressing this by making our packaging and devices more sustainable. We track the percentage change in estimated tonnes of virgin petroleum-based plastic in our packaging and devices, versus 2022. Future focus Continue to focus on reducing our use of virgin petroleum-based plastic, and replacing virgin petroleum-based plastic with recycled plastic or alternative materials, focusing on our most significant packaging formats. Build a company where employees are proud to work, feel inspired, challenged, supported and have a sense of personal accomplishment. Relevance and calculation Ensuring employees feel that Haleon is fulfilling its core engagement index measures is fundamental to our long-term success. We track responses to our core engagement index measures in our annual employee survey and review progress via our pulse survey. Future focus Continue to focus on strengthening our work processes to enhance productivity, allow for greater agility and deliver better performance. Initiatives include using our Employee Listening program to measure and improve our culture. Carbon reduction3 Gender representation5 Virgin petroleum-based plastic reduction4 Employee engagement7 Our KPIs and Executive Director remuneration in 2024 Elements of our Executive Director remuneration are linked to the delivery of specific KPIs that are considered the most relevant in assessing business performance and our commitment to our stakeholders. >> See also our Director Remuneration report from page 82. ESG Qualifier The 2024 PSP has an ESG qualifier with thresholds set for three responsible business KPIs: Carbon reduction; Virgin petroleum-based packaging; and Gender representation. At the end of the performance period, if any of the thresholds are missed, a reduction in the level of vesting of 10% could be applied for each missed threshold. If the metrics are static or go backwards compared to the 2023 baseline, a 25% reduction in the level of vesting could be applied for each measure (see page 90). Executive Director Remuneration Performance Share Plan Annual Incentive Plan Performance Share Plan Annual incentive plan 1 Organic revenue growth, organic operating profit growth, net debt, adjusted diluted earnings per share growth and Free cash flow are non-IFRS measures. Definitions and calculations of non-IFRS measures can be found from page 43. 3 Successful reductions shown as negative figures. The 2023 and 2024 reporting periods run from 1 December of the prior year to 30 November of the reported year. The 2020 baseline and 2022 reporting periods are calendar years. Carbon offsets account for 14% of our location-based Scope 1 and 2 carbon emissions in 2024. 4 Successful reductions shown as negative figures. Reporting periods run to 30 June in each reporting year, from 1 July in the prior year. The 2022 baseline is the calendar year. Scope includes product packaging and some devices, including toothbrushes. 5 In 2024, Haleon moved to a quarterly average methodology to track our gender representation in leadership. This measurement is taken at end of each quarter (March, June, September, December) and averaged across the four quarters. 6 ‘Leadership roles’ is defined in our glossary. 7 Measure shows the engagement index at Haleon calculated as an average favourability score on three questions: 1) I am proud to work for Haleon; 2) My work gives me a feeling of personal accomplishment; and 3) I would recommend Haleon as a great place to work. 8 Measured on a cumulative basis across the period 2024-2026. 50% linked to Cumulative free cash flow8 30% linked to Adjusted diluted EPS growth 20% linked to Organic operating margin improvement 60% linked to Organic revenue growth 20% linked to Organic operating profit growth 20% linked to individual business objectives 2024 2023 2022 45.2% 44.9% 43.7% 2024 2023 2022 81% 78% 80% 2024 2023 2022 -50%* -48% -44% 2024 2023 -1% +3% Haleon Annual Report and Form 20-F 2024 33 Strategic Report Our key performance indicators

2024 Business review Chief Financial Officer’s review Dawn Allen Chief Financial Officer I was delighted to be appointed as CFO of Haleon in November 2024. I have had an intensive onboarding period, visiting a number of our sites. Haleon’s brands, world-class science and expert coverage is second to none. Having spent 25 years at Mars, and the last two years as CFO of Tate & Lyle, I am excited to have the opportunity to join Haleon at such a pivotal moment. I am confident in our strategy and delighted to be working with such talented teams across the world to unlock the next chapter for Haleon, as we continue to evolve into a leading fast moving consumer health company. Strong financial performance In 2024, Haleon delivered another year of strong financial performance continuing the trajectory that the business set out following demerger. We have also been proactively managing the portfolio for growth, divesting of ChapStick and the non-US Nicotine Replacement Therapy business, raising proceeds of £0.8bn. We have partially re-invested this cash into a £500m share buyback and increasing stake in our OTC China Joint Venture to 88%, with an option to acquire full ownership in 2025. For the year, organic revenue increased 5.0% (reported (0.6)%) to £11.2bn. Headwinds from foreign exchange and net M&A reduced revenue by 3.7% and 1.9% respectively. Despite a challenging market backdrop, we saw broad-based organic growth across the regions demonstrating the attractiveness of our brands and geographic footprint. While growth was predominately weighted towards price, we saw a more balanced outcome between price and volume/mix in the second half of the year as inflationary pressures receded. Strong organic operating leverage helped in part by efficiencies and savings across COGS, translated into adjusted organic operating profit up 9.8% (reported operating profit up 10.5%), representing 100bps of margin growth. This was more than offset by a drag from net M&A (5.2%) and FX (6.5)% which resulted in adjusted operating margin down 30bps on the prior year. Adjusted EPS was up 3.5% in the year, to 17.9p (reported EPS up 38.9% to 15.7p), largely reflecting the benefit of lower dividend payments for our China JV and the impact of the £500m share buyback which we executed during 2024. Continued investments for growth During the year we continued to invest, driving growth and building new capabilities. Our A&P spend was up 6.5% and 10.2% at constant currency, focused on key growth areas including Oral Health and VMS, and key markets. Adjusted R&D expenditure was flat and up 2.7% organically, with spend devoted to new innovations and clinical studies to support new differentiating claims. Part of these investments were funded through productivity savings. Gross capital expenditure of £318m (2023: £336m) was largely devoted to systems, processes and automation which will be key to unlocking efficiency and driving sustainable growth. During the year, we made good progress with our productivity programme which will result in annualised gross cost savings of approximately £300m by the end of 2025. We are on-track to deliver this through initiatives including restructuring and improving our processes. Driving shareholder returns Haleon delivered £1.9bn in free cash flow. This was driven by a strong organic trading performance and a reduction in working capital from 8.0% to 7.2% of sales, largely due to improved inventory management. Working capital is an area where we continue to be focused and see further optimisation opportunity. During the year we also returned £1.1bn to shareholders through a £500m buyback with the remainder coming from dividends. Taken together, this meant we reduced net debt by £607m, finishing the year at £7.9bn. During the year, we repaid $700m of our March 2024 notes. We also raised €750m and £300m in fixed notes with proceeds expected to fund our $1.75bn bond due in March 2025. Our leverage now stands at 2.8x net debt to adjusted EBITDA (2023: 3.0x). We continue to believe c.2.5x net debt to adjusted EBITDA is the right leverage for Haleon over the medium-term. This enables the business to appropriately balance our capital allocation priorities of maintaining a strong balance sheet, to continue to invest for growth and explore acquisitions, as well as return surplus capital to shareholders through dividends and share buybacks. Given these priorities, the Board has proposed a final dividend for 2024 of 4.6p per ordinary share and a total dividend of 6.6p per ordinary share, up 10% year on year. In addition, we have announced the allocation of £500m to share buybacks in 2025. This reflects our expected strong free cash flow generation. Looking into 2025 There is more to do as we become more agile and consumer focused. Nevertheless, I am confident Haleon is well placed to achieve another year of strong financial performance. This, combined with our disciplined capital allocation framework, will help to ensure we continue to deliver value for all our stakeholders. 34 Haleon Annual Report and Form 20-F 2024 Strategic Report

Income statement summary 2024 £m 20232 £m % change Revenue 11,233 11,302 (0.6) Revenue growth (0.6%) 4.1% Organic revenue growth1 5.0% 8.0% Gross profit 6,824 6,747 1.1 Adjusted gross profit1 7,099 7,001 1.4 Operating profit 2,206 1,996 10.5 Adjusted operating profit1 2,500 2,549 (1.9) Net finance costs (302) (368) (17.9) Profit before tax 1,910 1,628 17.3 Adjusted profit before tax1 2,198 2,181 0.8 Profit after tax attributable to shareholders of the Group 1,442 1,049 37.5 Adjusted profit after tax attributable to shareholders of the Group1 1,638 1,607 1.9 Earnings per ordinary share Diluted (pence) 15.7 11.3 38.9 Adjusted1 (pence) 17.9 17.3 3.5 1 Definitions and calculations of non-IFRS measures can be found from page 43. 2 For a discussion of the Group’s financial and operating performance for the year ending 31 December 2023, see Haleon’s 2023 Annual Report and Form 20-F, pages 34-42. Revenue Reported revenue declined 0.6% to £11,233m (2023: £11,302m). Adverse foreign exchange had a £421m impact on total revenue. This was largely driven by Sterling strengthening against the US Dollar, Euro, Chinese Renminbi and key emerging market currencies. The net impact of M&A (including MSAs) was £197m adverse, reflecting the disposals of ChapStick and Nicotine Replacement Therapy business outside the US. Revenue grew 5.0% organically for 2024. Gross profit Reported gross profit increased by 1.1% to £6,824m (2023: £6,747m) with gross margin up 100bps to 60.7%. Adjusted gross profit increased by 1.4% at actual exchange rates and 8.1% organically to £7,099m (2023: £7,001m). Adjusted gross profit was driven by pricing, lower cost inflation, a number of supply chain initiatives as well as inventory revaluation in H1 2024. Adjusted gross profit margin increased 130bps at actual exchange rates and 190bps at constant currency and excluding the net impact of M&A to 63.2% (2023: 61.9%). Operating profit Reported operating profit increased by 10.5% to £2,206m (2023: £1,996m) and reported operating profit margin increased 190bps to 19.6% (2023: 17.7%). Adjusted operating profit declined by 1.9% at actual exchange rates to £2,500m (2023: £2,549m) and increased 9.8% on an organic basis. Adjusted operating profit margin declined 30bps to 22.3% (2023: 22.6%). On an organic basis, adjusted operating margin increased 100bps, driven by operating leverage from revenue growth combined with ongoing efficiencies across the business. For the year, A&P spend was up 6.5% on a reported basis, and up 10.2% at constant currency, representing 19.2% of revenue (2023: 17.9%). Adjusted R&D expenditure was £297m (2023: £297m), flat at actual exchange rates and up 2.7% at constant currency and excluding the net impact of M&A, with increased spend on scientific evidence generation, including clinical studies to support new differentiating claims, partly offset by productivity savings. Adjusting items within operating profit totalled £294m in 2024 (2023: £553m). This included the amortisation and impairment of intangible assets of £147m (2023: £224m) with £135m related to the impairment of Nexium from weaker market conditions in the Proton Pump Inhibitor (PPI) category. Restructuring costs totalled £214m (2023: £169m) and included £152m related to the productivity programme and £60m to the proposed Maidenhead site closure. Transaction-related costs were £(1)m (2023: £2m). Separation and admission costs were £30m (2023: £120m). Disposals and other items amounted to £(96)m (2023: £38m) and included a £121m gain on disposal from the divestment of the NRT business outside the US. Net finance costs Net finance costs were £302m (2023: £368m). This reflected finance costs of £384m (2023: £402m). Finance income was £82m (2023: £34m) largely related to interest income from the €750m and £300m fixed notes raised in September 2024. Tax charge The statutory tax charge of £435m (2023: £517m) represented an effective tax rate on IFRS results of 22.8% (2023: 31.8%). The 2023 tax charge included a £155m non-cash debit related to intragroup transfers. The tax charge on an adjusted basis was £527m (2023: £512m) and the effective tax rate on an adjusted results basis was 24.0% (2023: 23.5%). Haleon Annual Report and Form 20-F 2024 35 Strategic Report 2024 Business review

2024 Business review continued Non-controlling interest The Group’s non-controlling interest, which largely relates to its OTC Joint Venture (JV) in China, fell to £33m (2023: £62m). This reflected a softer performance from the China JV in the first half given tough comparatives from the easing of lockdown restrictions relating to COVID-19 in 2023. In addition, the second half of 2024 dividend was included in the purchase price consideration of the additional 33% equity stake in the OTC China JV, which closed at the end of 2024 for c.£500m. Profit after tax and earnings per share Profit after tax attributable to shareholders of the Group was £1,442m (2023: £1,049m) and adjusted profit after tax attributable to shareholders was £1,638m (2023: £1,607m), up 1.9% at actual exchange rates. This resulted in diluted earnings per share of 15.7p (2023: 11.3p) and adjusted diluted earnings per share of 17.9p (2023: 17.3p). Apart from the movements described above, earnings per share was helped by a 1% reduction in the weighted average share count following the Group’s purchase and subsequent cancellation of c.150.8m ordinary shares from the £500m allocated to share buybacks in 2024. Geographical segment performance Revenue by geographical segment for the year ended 31 December Revenue (£m) Revenue change (%) 2024 2023 Reported Organic1 Price1 Vol/Mix1 FX impact Net M&A impact North America 4,042 4,195 (3.6)% 1.1% 2.3% (1.2)% (2.8)% (1.9)% EMEA & LatAm 4,631 4,545 1.9% 7.9% 5.9% 2.0% (3.8)% (2.2)% APAC 2,560 2,562 (0.1)% 6.0% 1.9% 4.1% (4.9)% (1.2)% Group 11,233 11,302 (0.6)% 5.0% 3.7% 1.3% (3.7)% (1.9)% 1 Price and volume/mix are components of organic revenue growth. Definitions and calculations of non-IFRS measures can be found from page 43. Adjusted operating profit by geographical segment for the year ended 31 December Adjusted operating profit1 (£m) YoY change YoY Organic change1 FX impact Net M&A impact 2024 2023 2024 Group operating profit 2,206 1,996 10.5% 26.1% (7.9)% (7.7)% Reconciling items between adjusted operating profit and operating profit2 294 553 (46.8)% — — — Group adjusted operating profit3 2,500 2,549 (1.9)% 9.8% (6.5)% (5.2)% North America 1,000 1,107 (9.7)% (2.1)% (3.4)% (4.2)% EMEA & LatAm 1,054 1,010 4.4% 20.2% (9.0)% (6.8)% APAC 539 541 (0.4)% 12.6% (9.1)% (3.9)% Corporate and other unallocated (93) (109) 14.7% 2.7% 10.1% 1.9% Group adjusted operating profit 2,500 2,549 (1.9)% 9.8% (6.5)% (5.2)% 1 Definitions and calculations of non-IFRS measures can be found from page 43. 2 Reconciling items for these purposes are the adjusting items, which are defined under Use of non-IFRS Measures. A reconciliation between operating profit and adjusted operating profit is included under Use of non-IFRS Measures. 3 On a segment basis, adjusted operating profit is the measure of segment profit or loss reviewed by the Company’s chief operating decision maker. Adjusting items are not allocated by segment, as these items are managed centrally by the Group, and therefore are not part of the measure of segment profit or loss reviewed by the Company’s chief operating decision maker. Adjusted operating profit margin by geographical segment for the year ended 31 December Adjusted operating profit margin1 (%) YoY change YoY Organic change1 FX impact Net M&A impact 2024 2023 2024 North America 24.7% 26.4% (170)bps (80)bps (20)bps (70)bps EMEA & LatAm 22.8% 22.2% 60bps 240bps (100)bps (80)bps APAC 21.1% 21.1% — 130bps (80)bps (50)bps Group 22.3% 22.6% (30)bps 100bps (60)bps (70)bps 36 Haleon Annual Report and Form 20-F 2024 Strategic Report

2024 Revenue North America Change (%) 2024 £m 2023 £m YoY Organic1 Price2 Vol/Mix2 Revenue 4,042 4,195 (3.6)% 1.1% 2.3% (1.2)% Adjusted operating profit1 1,000 1,107 (9.7)% (2.1)% n/a n/a Adjusted operating profit margin1 24.7% 26.4% (1.7)% (0.8)% n/a n/a 1 Definitions and calculations of non-IFRS measures can be found from page 43. 2 Price and volume/mix are components of organic revenue growth. 2024 reported revenue was £4,042m (2023: £4,195m), a decline of 3.6% on a reported basis, which included the negative impact of exchange rates of (2.8)% and a (1.9)% impact from net M&A. As a result, revenue grew 1.1% on an organic basis with +2.3% price and (1.2)% volume/mix. On an organic basis, excluding the impact of foreign exchange and net M&A, key highlights included: — Strong Sensodyne growth underpinned by Sensodyne Clinical White. — Mid-single digit VMS growth driven by strength in Centrum supported by Centrum Silver following the activation of cognitive function claims. In addition, there was a strong performance in Canada which benefited from a competitor being out of stock. — Slight decline in Pain Relief with Voltaren up mid-single digit and Advil down low-single digit. Revenue growth (3.6)% Organic revenue growth1 1.1% Organic profit growth1 (2.1)% — Respiratory Health declined high-single digit reflecting a softer cold and flu season in second half of the year. — Digestive Health and Other grew low-single digit with strength in Tums and Benefiber partly offset by mid-single digit declines in both Skin Health and Smokers’ Health. — Towards the end of the year, we started to commercialise Eroxon, the first FDA- approved topical erectile dysfunction (ED) treatment for OTC use in the US. While this is a new brand in a new category, we are continuing to invest in A&P to educate consumers on the treatment and drive momentum. Adjusted operating profit declined 9.7% and 2.1% organically, driven by increased investment in A&P and R&D, along with the prior year including the benefit of a tax credit which did not repeat. Adjusted operating margin was 24.7% and declined 170bps at AER and by 80bps at constant currency and excluding the net impact of M&A. Geographical segment performance North America 36% Rest of world 64% Haleon Annual Report and Form 20-F 2024 37 Strategic Report 2024 Business review

2024 Business review continued Geographical segment performance continued 2024 Revenue Europe, Middle East & Africa (EMEA) and Latin America (LatAm) Change (%) 2024 £m 2023 £m YoY Organic1 Price2 Vol/Mix2 Revenue 4,631 4,545 1.9% 7.9% 5.9% 2.0% Adjusted operating profit1 1,054 1,010 4.4% 20.2% n/a n/a Adjusted operating profit margin1 22.8% 22.2% 0.6% 2.4% n/a n/a 1 Definitions and calculations of non-IFRS measures can be found from page 43. 2 Price and volume/mix are components of organic revenue growth. 2024 reported revenue was £4,631m (2023: £4,545m), an increase of 1.9% on a reported basis, which included the negative impact of exchange rates of (3.8)% and a (2.2)% impact from net M&A. As a result, organic revenue grew +7.9% with +5.9% price and +2.0% volume/mix. Excluding the impact of foreign exchange rates and net M&A, Latin America, Middle East & Africa and Central and Eastern Europe all saw strong double digit organic revenue growth which was primarily driven by price. Northern Europe and Germany were up mid-single digit while Southern Europe was flat. Excluding the impact of foreign exchange and net M&A, key highlights included: — Oral Health supported by double digit growth across all three Power Brands, Sensodyne, parodontax and Polident/Poligrip. Revenue growth 1.9% Organic revenue growth1 7.9% Organic profit growth1 20.2% — Strong growth in VMS led by Centrum. — Pain Relief growing mid-single digit driven by mid-single digit growth in Voltaren and low-single digit growth in Panadol where growth was held back given strong consumption in Middle East and Africa in 2023. — Performance in Respiratory Health was led by strong sell-in for Theraflu in Central and Eastern Europe although consumption was impacted by a soft cold and flu season. Adjusted operating profit increased 4.4% and 20.2% organically, driven by productivity, operating leverage and a benefit of inventory revaluation in the first half. These positive drivers more than offset a strong increase in A&P. Adjusted operating profit margin was 22.8% and increased by 60bps at AER and 240bps at constant currency and excluding the net impact of M&A. EMEA & LatAm 41% Rest of world 59% 38 Haleon Annual Report and Form 20-F 2024 Strategic Report

2024 Revenue Asia Pacific (APAC) Change (%) 2024 £m 2023 £m YoY Organic1 Price2 Vol/Mix2 Revenue 2,560 2,562 (0.1)% 6.0% 1.9% 4.1% Adjusted operating profit1 539 541 (0.4)% 12.6% n/a n/a Adjusted operating profit margin1 21.1% 21.1% — 1.3% n/a n/a 1 Definitions and calculations of non-IFRS measures can be found from page 43. 2 Price and volume/mix are components of organic revenue growth. 2024 reported revenue was £2,560m (2023: £2,562m), a decline of 0.1% on a reported basis, which included the negative impact of exchange rates (4.9)% and a (1.2)% impact from net M&A. As a result, organic revenue growth in APAC was +6.0% with +1.9% price and +4.1% volume/mix. Excluding the impact of foreign exchange and net M&A, performance was particularly strong in India, up double digit driven by successful in-market execution following the change in distribution in the prior year. China grew mid-single digit, with double digit growth in second half of the year after passing the tough Fenbid/ Contac comparative in first half of the year. South East Asia and Taiwan, and North Asia both grew mid-single digit, which offset a mid-single digit decline in Australia and New Zealand. Excluding the impact of foreign exchange and net M&A, key highlights included: — Double digit growth in Oral Health underpinned by strong growth in Sensodyne and parodontax. — VMS growing high-single digit with Centrum up mid-single digit and Caltrate up double digit. — Strong Respiratory Health growth with strong demand for cold and flu products in the first half of the year, with softer performance in fourth quarter. — Pain Relief down mid-single digit driven by decline in Fenbid due to tough comparatives following the easing of COVID-19-related restrictions in China in first quarter of 2023 with stronger growth in the second half of the year. Panadol declined mid-single digit due to softer market dynamics in Australia despite continued share gains. Adjusted operating profit declined 0.4% and increased 12.6% organically. This was driven by positive operating leverage combined with operational efficiencies which more than offset a strong increase in A&P spend. Adjusted operating margin was 21.1%, flat at actual exchange rates and increased 130bps at constant currency and excluding the net impact of M&A. Revenue growth (0.1)% Organic revenue growth1 6.0% Organic profit growth1 12.6% Asia Pacific 23% Rest of world 77% Haleon Annual Report and Form 20-F 2024 39 Strategic Report 2024 Business review

2024 Business review continued Revenue by market category Revenue by market category for the year ended 31 December Revenue (£m) Revenue change (%) 2024 2023 Reported Organic1 FX impact Net M&A impact Oral Health 3,312 3,136 5.6% 9.6% (4.0)% — VMS 1,696 1,640 3.4% 7.6% (4.2)% — Pain Relief 2,564 2,652 (3.3)% 0.1% (3.4)% — Respiratory Health 1,677 1,736 (3.4)% 0.9% (4.3)% — Digestive Health and Other 1,984 2,138 (7.2)% 5.5% (2.9)% (9.8)% Group revenue 11,233 11,302 (0.6)% 5.0% (3.7)% (1.9)% 1 Price and volume/mix are components of organic revenue growth. Definitions and calculations of non-IFRS measures can be found from page 43. Oral Health In 2024, Oral Health reported revenue increased 5.6% to £3.3bn with organic revenue growth of 9.6% (excluding a 4.0% adverse impact of foreign exchange rates). Over the course of the year, Haleon continued to see market share gains supported by innovation and geographic expansion combined with strong in-market execution. Across Sensodyne, where revenue (excluding the impact of foreign exchange), grew double digit, we benefited from the continued roll-out of Sensodyne Clinical White, which is scientifically proven through clinical studies to whiten teeth by two shades without worsening or causing sensitivity. Clinical White has now been launched in over 10 markets including the US, UK and France. This innovation has received strong consumer uptake, attracting a younger audience to the brand and was the number one US Oral Health market launch in 2024. During the year, Haleon continued to see strong momentum building across its gum health portfolio with the launch of parodontax Gum Strengthen & Protect with hyaluronic acid: this multi-format range across both toothpaste and mouthwash has expanded the brand into the key untapped gum need-state of proactive gum care. The product has been rolled out across several markets in EMEA seeing strong performance. Denture Care continued to see success from previous launches such as Polident Max Hold Plus, which we launched in 2022, and is now available in over 40 markets. This was complemented by the launch of Poligrip Ultimate ‘All in One’ in Southern Europe and Central Eastern Europe, delivering across key needs and features our Ultimate Biting Power Technology, with new clinical studies supporting strong consumer feedback. VMS In Vitamins, Minerals and Supplements, 2024 reported revenues increased 3.4% to £1.7bn. On an organic basis, revenues grew 7.6% (excluding a 4.2% adverse impact of foreign exchange rates). 2024 organic growth was driven by strength in Centrum which grew high-single digit benefiting from strong brand building and activation of its trusted science credentials including cognitive function claims for Centrum Silver. In India, Centrum continues to hold the number one multivitamin brand share on Amazon with the product now being distributed in bricks and mortar stores. Encouraging performance has been supported by strong commercial campaigns showcasing Health Professional advocacy particularly for joint pain. We also expanded the portfolio of Centrum Daily Kits in China - a range of daily nutrition packs with benefits tailored to life stages, developed for the needs of Asian consumers. To address increased accessibility, we launched Centrum Essencial in Brazil at the end of 2023, a multivitamin offering at a lower price point, and in 2024 we launched Centrum single sachets focused on energy and immunity. These initiatives are driving access among low-income consumer groups in Brazil, with around half of consumers of these products in Brazil being new to the category. Caltrate grew double digit, ahead of the market, driven by education and the successful ‘Bone Up China’ programme. This centres around the treatment and prevention of osteoporosis, leveraging its distinctive go to market model and securing the brand’s position as the number one calcium brand globally and increasing penetration in China. In addition, performance was aided by a competitor being out of stock. 40 Haleon Annual Report and Form 20-F 2024 Strategic Report

Emergen-C sales grew low-single digit, impacted by the softer cold and flu season in second half of 2024. Consumption, however, continues to outpace the market driven by price and new format innovation including the launch of Emergen-C Crystals Immune+, a new formula with vitamin D which is contributing to category share growth. Pain Relief In Pain Relief, reported revenue declined 3.3% resulting in £2.6bn of revenue. Organic revenue growth was 0.1% (excluding a 3.4% adverse impact of foreign exchange rates). As expected, 2024 performance reflected tough comparatives from the first half of 2023 due to strong demand for Fenbid in China, following the lifting of COVID-19-related restrictions, and Advil in Canada. In 2024, Panadol declined low-single digit with performance improving towards the end of the year, after passing a difficult comparative in Middle East & Africa. In November, we launched Panadol Dual Action, a paracetamol and ibuprofen combination product, in five markets and initial feedback has been encouraging. We expect to further roll out this product globally over the coming years. Advil revenue slightly declined impacted by changes in inventory levels at certain retail outlets. During the year, we launched Advil Targeted Relief in the US, the first topical pain relief product from Advil. In September 2024, Advil Dual Action became the first product to earn the American Dental Association’s Seal of Acceptance in a new category for short-term pain relief, which helped to underpin performance. Mid-single digit revenue growth in Voltaren was supported by strong double-digit performances in China and Central & Eastern Europe. During the year, we further expanded our penetration of 24-hour medicated patches with launches in France, Romania, Poland and Belgium. Beyond this, we repositioned Voltaren 1% Sport across Central & Eastern Europe, which is designed to cater to the needs of a younger demographic with a superiority claim of ‘50% faster recovery from injury’. Respiratory Health Respiratory Health reported revenue declined 3.4% to £1.7bn with organic revenue growth of 0.9% (excluding a 4.3% adverse impact of foreign exchange rates). 2024 growth was muted compared to recent years. This reflected a combination of lapping strong cold and flu comparatives arising from significantly elevated Contac demand in China in the first quarter of 2023 from the lifting of COVID-19-related restrictions, and a softer cold and flu season in second half of 2024, particularly in the US. Performance was supported by mid-single digit growth in Otrivin, underpinned by strong execution from the launch of Otrivin Nasal Mist, which delivers improved consumer experience. This was further rolled out to a number of European markets including the Nordics underpinning market share gains. Theraflu continued to outpace the market, growing mid-single digit. In the US, we launched Theraflu-D Flu Relief Max Strength Syrups with the powerful oral nasal decongestant, pseudoephedrine. This was an accelerated launch, in line with the US FDA Advisory Committee’s proposal to remove oral phenylephrine (PE) from its approved list of ingredients for cough and cold medicines. Allergy revenues were flat on an organic basis (excluding the impact of foreign exchange rates) reflecting a soft season. Digestive Health and Other Digestive Health and Other reported revenue declined 7.2% to £2.0bn and grew 5.5% organically (excluding a 9.8% negative impact from organic adjustments and a 2.9% adverse impact of foreign exchange movements). Across the category, the 2024 reported revenue decline reflected the divestments of ChapStick and the Nicotine Replacement Therapy business outside the US. In 2024, (excluding the impact of net M&A and foreign exchange movements) Digestive Health and Other delivered mid-single digit organic growth which was underpinned by strength in Tums and ENO driven by innovation including Tums Chewy Bites and ENO Chewy Bites. Elsewhere, Nexium declined as a result of weak market conditions in the PPI category. In Skin Health, double-digit growth in Bactroban in China was a key growth driver helped by activation and a new acne-focused innovation. Towards the end of the year, we commercialised Eroxon in the US, the first FDA-approved topical erectile dysfunction (ED) treatment for OTC use. This launch is a new brand in a new category, therefore we expect it will take time to build consumer awareness and education. Smoking Cessation grew low-single digit. Haleon Annual Report and Form 20-F 2024 41 Strategic Report 2024 Business review

2024 Business review continued Indebtedness, liquidity and financial risk management Indebtedness At 31 December 2024, the Group’s total borrowings were £10,127m (2023: £9,456m), and the Group’s net debt was £7,907m (2023: £8,514m). Long-term financing consists of $6,000m USD bonds, €3,100m Euro bonds and £1,000m GBP bonds issued under the Euro Medium Term Note programme as well as a CNY2,679m bank loan. As at 31 December 2024, the Group’s long-term and short-term credit ratings were Moody’s: Baa1/P-2 and S&P: +BBB/A-2. Total borrowings/profit after tax was 6.9x and net debt/adjusted EBITDA was 2.8x as at 31 December 2024. Haleon expects to operate with leverage of around 2.5x net debt/adjusted EBITDA over the medium-term. Cash generation Net cash from operating activities totalled £2,301m in 2024 (2023: £2,100m). Free cash flow was £1,944m, a £369m increase versus 2023, driven by an increase in operational cash flows, proceeds from the disposal of the Nicotine Replacement Therapy business outside the US. Liquidity At 31 December 2024, the Group had total liquidity of £4,144m comprising £1,937m of bank facilities and £2,250m of cash and cash equivalents, less £43m of bank overdrafts. The Group has undrawn credit facilities of $1,300m (2023: $1,300m) with maturity date of September 2025 and £900m (2023: £900m) with maturity date of September 2027. As at 31 December 2024, no amounts were drawn under these facilities (2023: nil). The Group uses short-term financing to manage working capital requirements and has access to a $10,000m US commercial paper programme and a £2,000m Euro commercial paper programme. There was no commercial paper outstanding as of 31 December 2024 (2023: £nil). Management believes that the Group has sufficient working capital for present requirements and to minimise liquidity risk, the Group has policies to limit the amount of debt maturing in any year. In addition, policies require the Group to always maintain a minimum available liquidity, including undrawn revolving credit facilities and available cash, less commercial paper issued. Interest rate risk The Group’s strategic priorities are to minimise interest costs and minimise income statement volatility arising from interest rates. The Group has a policy to limit the amount of floating rate debt it holds to manage the amount of income statement volatility. The Group will regularly assess its interest rate profile in light of changes to market interest rates. At 31 December 2024, 59% of debt was fixed with the balance being exposed to floating rates. Foreign exchange translation risk The Group’s policy is to manage Group net debt such that the currency mix of debt broadly aligns with the currency mix of earnings, considering relative interest costs and practical implications. The currency mix of debt includes the impact of foreign exchange and cross-currency swaps. De-leveraging through a combination of net debt reduction and adjusted EBITDA growth 2023 2024 Net debt1 (£m) Adjusted EBITDA1 (£m) 8,514 7,907 2023 2024 2,831 2,805 Net debt/ adjusted EBITDA1 2023 2024 3.0x 2.8x 1 Definitions and calculations of non-IFRS measures can be found from page 43. Currency mix of net debt (including swaps)1 USD 56% EUR 25% CNH 20% CAD 3% Bond debt maturity profile (£m) 2025 2026 2027 2028 2029 2030 2032 2033 2034 2038 2052 0 450 900 1350 1800 USD EUR GBP 1,394 1,587 1,558 617 398 785 776 620 298 694 620 299 1 The chart excludes (4)% of net assets in other currencies (£335m). Currency mix of total borrowings (including swaps) USD 61% EUR 25% GBP 10% CNH 3% Other 1% 42 Haleon Annual Report and Form 20-F 2024 Strategic Report

Use of non-IFRS measures We believe these measures provide useful information to investors and where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results Adjusted results comprise: adjusted gross profit; adjusted gross profit margin; adjusted selling, general and administration (SG&A); adjusted research and development (R&D); adjusted other operating income/(expense); adjusted operating profit; adjusted operating profit margin; adjusted income tax; adjusted effective tax rate; adjusted profit attributable to shareholders; and adjusted diluted earnings per share. Adjusted results exclude net amortisation and impairment of intangible assets, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others, in each case net of the impact of taxes (where applicable) (collectively, the adjusting items). Management believes that adjusted results, when considered together with the Group’s operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group’s performance to be more easily comparable. Adjusting items Adjusted results exclude the following items (net of the impact of taxes, where applicable): Net amortisation and impairment of intangible assets Net impairment of intangibles, impairment of goodwill and amortisation of acquired intangible assets, excluding computer software. These adjustments are made to reflect the performance of the business excluding the effect of acquisitions. Restructuring costs From time to time, the Group may undertake business restructuring programmes that are structural in nature and significant in scale. The cost associated with such programmes includes severance and other personnel costs, professional fees, impairments of assets, and other related items. Transaction-related costs Transaction-related accounting or other adjustments related to significant acquisitions including deal costs and other pre-acquisition costs when there is certainty that an acquisition will complete. It also includes costs of registering and issuing debt and equity securities and the effect of inventory revaluations on acquisitions. Separation and admission costs Costs incurred in relation to and in connection with separation, UK admission and registration of the Company’s ordinary shares represented by the Company’s American Depositary Shares (ADSs) under the US Exchange Act of 1934 and listing of ADSs on the NYSE (the US Listing). These costs are not directly attributable to the sale of the Group’s products and specifically relate to the foregoing activities, affecting comparability of the Group’s financial results in historical and future reporting periods. Disposals and others Includes gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, legal settlement and judgements, impact of changes in tax rates and tax laws on deferred tax assets and liabilities, retained or uninsured losses related to acts of terrorism, significant product recalls, natural disasters and other items. These gains and losses are not directly attributable to the sale of the Group’s products and vary from period to period, which affects comparability of the Group’s financial results. In addition, these gains and losses include net monetary gains and losses arising from hyperinflationary economies as this affects comparability of the Group’s financial results. From period to period, the Group will also need to apply judgement if items of a unique nature arise that are not specifically listed above. We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. Haleon Annual Report and Form 20-F 2024 43 Strategic Report Use of non-IFRS measures

The following tables set out a reconciliation between IFRS and adjusted results for the year ended 31 December 2024: Gross profit Operating profit Income tax £m 2024 2023 2022 2024 2023 2022 2024 2023 2022 IFRS results 6,824 6,747 6,577 2,206 1,996 1,825 (435) (517) (499) Net amortisation and impairment of intangible assets1 147 224 172 147 224 172 (35) (53) (37) Restructuring costs2 123 26 19 214 169 41 (49) (35) (7) Transaction-related costs — — — (1) 2 8 1 — (2) Separation and admission costs3 1 4 4 30 120 411 (7) (29) (55) Disposals and others4 4 — — (96) 38 15 (2) 122 94 Adjusted results 7,099 7,001 6,772 2,500 2,549 2,472 (527) (512) (506) Gross profit margin for 2024 was 60.7% (2023: 59.7%, 2022: 60.6%) and adjusted gross profit margin for 2024 was 63.2% (2023: 61.9%, 2022: 62.4%). Selling, general and administration R&D Other operating income/(expense) £m 2024 2023 2022 2024 2023 2022 2024 2023 2022 IFRS results (4,452) (4,413) (4,483) (298) (311) (300) 132 (27) 31 Net amortisation and impairment of intangible assets1 — — — — — — — — — Restructuring costs2 90 129 25 1 14 (3) — — — Transaction-related costs — 2 8 — — — (1) — — Separation and admission costs3 29 116 407 — — — — — — Disposals and others4 31 6 44 — — — (131) 32 (29) Adjusted results (4,302) (4,160) (3,999) (297) (297) (303) — 5 2 Profit attributable to shareholders Diluted earnings per share (pence) £m 2024 2023 2022 2024 2023 2022 IFRS results 1,442 1,049 1,060 15.7 11.3 11.5 Net amortisation and impairment of intangible assets1 112 171 135 1.2 1.8 1.4 Restructuring costs2 165 134 34 1.8 1.4 0.4 Transaction-related costs — 2 6 — — 0.1 Separation and admission costs3 23 91 356 0.3 1.1 3.8 Disposals and others4 (104) 160 109 (1.1) 1.7 1.2 Adjusted results 1,638 1,607 1,700 17.9 17.3 18.4 1 Net amortisation and impairment of intangible assets: includes £135m impairment charge of Nexium, impairment reversal of intangible assets of £(15)m (2023: £nil), and amortisation of intangible assets excluding computer software £24m (2023: £39m). Impairment reversal of intangible assets relates to the divestment of ChapStick on 31 May 2024. 2 Restructuring costs: includes amounts related to business transformation activities. In 2024, it includes £68m of non-cash costs. 3 Separation and admission costs: includes amounts incurred in relation to and in connection with the separation and listing of the Group as a standalone business. 4 Disposals and others: in 2024, it includes £(121)m gain from disposal of the Nicotine Replacement Therapy business outside the US. Use of non-IFRS measures continued 44 Haleon Annual Report and Form 20-F 2024 Strategic Report

Constant currency The Group’s reporting currency is Pound Sterling, but the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an ‘as reported basis’ or using actual exchange rates (AER) (local currency results translated into Pound Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (CER). To calculate results on a constant currency basis, prior year exchange rates are used to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below. Average rates: 2024 2023 2022 USD/£ 1.28 1.24 1.24 Euro/£ 1.18 1.15 1.17 CNY/£ 9.19 8.81 8.31 Organic revenue growth and organic operating profit growth Our organic growth measures take our adjusted results and further exclude the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites, and the impact of foreign currency exchange movements including changes in currency and price growth in excess of 26% in hyperinflationary economies from one period to the next. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. The Group believes discussing organic revenue growth and organic operating profit growth contributes to the understanding of the Group’s performance and trends because it allows for a year-on-year comparison of revenue and operating profit in a meaningful and consistent manner. Organic measures are calculated period to period as follows, using prior year exchange rates to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate. Current year organic measures exclude revenue and operating profit from brands or businesses acquired in the current accounting period. Current year organic measures exclude revenue and operating profit attributable to brands or businesses acquired in the prior year from 1 January to the date of completion of the acquisition. Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period. Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the previous accounting period in full. Prior year and current year organic measures exclude revenue and operating profit attributable to MSAs relating to divestments and closure of production sites taking place in either the current or prior year, each an organic adjustment. These adjustments are made because these agreements are transitional in nature and, with respect to production site closures, include a ramp-down period in which revenue and operating profit attributable to MSAs gradually reduces several months before the production site closes. To calculate organic growth for the period, organic measures for the prior year are subtracted from organic measures in the current year and divided by organic measures in the prior year. Organic revenue growth by individual geographical segment is further discussed by price and volume/mix changes, which are defined as follows: Price: defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained above. Volume/mix: defined as the variation in revenue attributable to changes in volumes and composition of products sold in the period. The following tables reconcile reported revenue growth and reported operating profit growth to organic revenue growth and organic operating profit growth, respectively, for the periods presented. Haleon Annual Report and Form 20-F 2024 45 Strategic Report Use of non-IFRS measures

Geographical segments 2024 vs 2023 (%) North America EMEA & LatAm APAC Total Revenue growth (3.6) 1.9 (0.1) (0.6) Organic adjustments 1.9 2.2 1.2 1.9 Effect of exchange rates 2.8 3.8 4.9 3.7 Organic revenue growth 1.1 7.9 6.0 5.0 Price 2.3 5.9 1.9 3.7 Volume/mix (1.2) 2.0 4.1 1.3 2024 vs 2023 (%) North America EMEA & LatAm APAC Corporate and other unallocated Total Operating profit growth — — — — 10.5 Adjusting items — — — — (46.8) Adjusted operating profit growth (9.7) 4.4 (0.4) 14.7 (1.9) Effect of exchange rates 3.4 9.0 9.1 (10.1) 6.5 Adjusted operating profit growth (CER) (6.3) 13.4 8.7 4.6 4.6 Organic adjustments 4.2 6.8 3.9 (1.9) 5.2 Organic operating profit growth (2.1) 20.2 12.6 2.7 9.8 2023 vs 2022 (%) North America EMEA & LatAm APAC Total Revenue growth 1.9 6.4 3.6 4.1 Organic adjustments — 0.2 — 0.1 Effect of exchange rates 0.8 6.0 5.4 3.8 Organic revenue growth 2.7 12.6 9.0 8.0 Price 3.6 12.8 2.7 7.0 Volume/mix (0.9) (0.2) 6.3 1.0 Use of non-IFRS measures continued 46 Haleon Annual Report and Form 20-F 2024 Strategic Report

2023 vs 2022 (%) North America EMEA & LatAm APAC Corporate and other unallocated Total Operating profit growth — — — — 9.4 Adjusting items — — — — (14.5) Adjusted operating profit growth 3.5 3.4 6.9 34.6 3.1 Effect of exchange rates 1.2 9.2 10.9 (28.5) 7.3 Adjusted operating profit growth (CER) 4.7 12.6 17.8 6.1 10.4 Organic adjustments 0.1 0.8 (0.2) — 0.4 Organic operating profit growth 4.8 13.4 17.6 6.1 10.8 2022 vs 2021 (%) North America EMEA & LatAm APAC Total Revenue growth 16.8 10.1 15.4 13.8 Organic adjustments 0.3 0.9 (1.0) 0.2 Effect of exchange rates (11.2) (0.1) (3.8) (5.0) Organic revenue growth 5.9 10.9 10.6 9.0 Price 2.9 6.4 2.6 4.3 Volume/mix 3.0 4.5 8.0 4.7 2022 vs 2021 (%) North America EMEA & LatAm APAC Corporate and other unallocated Total Operating profit growth — — — — 11.4 Adjusting items — — — — 21.2 Adjusted operating profit growth 29.2 1.8 9.8 5.2 13.8 Effect of exchange rates (17.9) (0.6) (4.2) (5.2) (7.8) Adjusted operating profit growth (CER) 11.3 1.2 5.6 — 6.0 Organic adjustments 0.2 1.3 (3.4) — (0.1) Organic operating profit growth 11.5 2.5 2.2 — 5.9 Haleon Annual Report and Form 20-F 2024 47 Strategic Report Use of non-IFRS measures

Use of non-IFRS measures continued Market categories 2024 vs 2023 (%) Oral Health VMS Pain Relief Respiratory Health Digestive Health and Other Total Revenue growth 5.6 3.4 (3.3) (3.4) (7.2) (0.6) Organic adjustments — — — — 9.8 1.9 Effect of exchange rates 4.0 4.2 3.4 4.3 2.9 3.7 Organic revenue growth 9.6 7.6 0.1 0.9 5.5 5.0 2023 vs 2022 (%) Oral Health VMS Pain Relief Respiratory Health Digestive Health and Other Total Revenue growth 6.1 (2.1) 4.0 9.9 2.0 4.1 Organic adjustments — — 0.2 — 0.5 0.1 Effect of exchange rates 4.5 3.0 3.2 3.8 4.0 3.8 Organic revenue growth 10.6 0.9 7.4 13.7 6.5 8.0 2022 vs 2021 (%) Oral Health VMS Pain Relief Respiratory Health Digestive Health and Other Total Revenue growth 8.6 11.6 14.0 39.5 7.4 13.8 Organic adjustments (0.3) (0.2) (0.4) — 2.2 0.2 Effect of exchange rates (2.7) (6.4) (4.7) (6.9) (6.7) (5.0) Organic revenue growth 5.6 5.0 8.9 32.6 2.9 9.0 2024 2023 2022 Gross profit growth 1.1% 2.6% 10.5% Adjusted gross profit growth 1.4% 3.4% 12.8% Effect of exchange rates 4.7% 3.9% (5.6)% Adjusted gross profit growth (CER) 6.1% 7.3% 7.2% Organic adjustments 2.0% 0.1% (0.1)% Organic gross profit growth 8.1% 7.4% 7.1% 48 Haleon Annual Report and Form 20-F 2024 Strategic Report

Adjusted EBITDA Adjusted EBITDA is calculated as profit after tax excluding income tax, finance income, finance expense, adjusting items (as defined on page 43), depreciation of property, plant and equipment and right of use assets, amortisation of computer software, impairment of property, plant and equipment, right of use assets and computer software net of impairment reversals. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements. Adjusted EBITDA eliminates differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense). As a result, we believe that adjusted EBITDA provides useful information to understand and evaluate the Group’s operating results. The reconciliation between profit after tax for the year and adjusted EBITDA for the years ended 31 December 2024, 31 December 2023 and 31 December 2022 is provided below: £m 2024 2023 2022 Profit after tax 1,475 1,111 1,119 Add back: Income tax 435 517 499 Less: Finance income (82) (34) (51) Add back: Finance expense 384 402 258 Less: Net monetary gain arising from hyperinflationary economies (6) — — Operating profit 2,206 1,996 1,825 Net amortisation and impairment of intangible assets 147 224 172 Restructuring costs 214 169 41 Transaction-related costs (1) 2 8 Separation and admission costs 30 120 411 Disposals and others (96) 38 15 Adjusted operating profit 2,500 2,549 2,472 Add back: Depreciation of property, plant and equipment 160 152 142 Add back: Depreciation of right of use assets 53 49 38 Add back: Amortisation of computer software 75 69 64 Add back: Impairment of property, plant and equipment, right of use assets and computer software net of impairment reversals 17 12 14 Adjusted EBITDA 2,805 2,831 2,730 Haleon Annual Report and Form 20-F 2024 49 Strategic Report Use of non-IFRS measures

Free cash flow Free cash flow is calculated as net cash inflow from operating activities plus cash inflows from the sale of intangible assets, the sale of property, plant and equipment and interest received, less cash outflows for the purchase of intangible assets, the purchase of property, plant and equipment, distributions to non-controlling interests and interest paid. We believe free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). The reconciliation of net cash inflow from operating activities to free cash flow for the years ended 31 December 2024, 31 December 2023 and 31 December 2022 is provided below: £m 2024 2023 2022 Net cash inflow from operating activities 2,301 2,100 2,063 Purchase of property, plant and equipment (250) (234) (304) Purchase of intangible assets (68) (102) (24) Proceeds from sale of intangible assets 325 246 36 Less: Distributions to non-controlling interests (79) (58) (48) Less: Interest paid (360) (404) (163) Add: Interest received 75 27 19 Free cash flow 1,944 1,575 1,579 Net debt Net debt at a period end is calculated as short-term borrowings (including bank overdrafts and short-term lease liabilities), long-term borrowings (including long-term lease liabilities), and derivative financial liabilities less cash and cash equivalents and derivative financial assets. We analyse the key cash flow items driving the movement in net debt to understand and assess cash performance and utilisation in order to maximise the efficiency with which resources are allocated. The analysis of cash movements in net debt allows management to more clearly identify the level of cash generated from operations that remains available for distribution after servicing the Group’s debt. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage. The reconciliation of net debt to the different balance sheet items as at 31 December 2024 and 31 December 2023 is provided below: £m 2024 2023 Short-term borrowings (1,487) (656) Long-term borrowings (8,640) (8,800) Derivative financial liabilities (160) (190) Derivative financial assets 130 88 Cash and cash equivalents 2,250 1,044 Net debt (7,907) (8,514) Use of non-IFRS measures continued 50 Haleon Annual Report and Form 20-F 2024 Strategic Report

Our approach to risk We understand the challenges and uncertainties we face and take a proactive approach to risk management to maximise opportunities, drive informed commercial decision making, and protect our people and assets. Risk management framework At Haleon, management of risk is firmly embedded in our strategy to achieve our long-term goals. We have a diverse range of risks and have appropriate processes and tools to identify risks before they materialise. The framework is embedded within the strategy and planning cycle, which ensures accountability for the identification, assessment, mitigation and monitoring of risks aligned with our strategic objectives. The framework supports information flow and open communication between the Board, the Audit & Risk Committee (ARC), the Executive Team, our functions, business units, markets and sites. Our framework defines the essential elements of the Group’s approach to risk management and compliance programmes, ensuring risks associated with conducting business activities are effectively controlled, in line with the Board’s risk appetite and compliance with regulatory requirements. The framework is aligned to the three lines model which assigns roles and responsibilities for the management of risks within Haleon. Risk management at Haleon Top down Internal inputs — Board/Board Committees — Executive Team Risk Forum — Annual enterprise risk assessment — Internal data and insights — Strategic objectives — Internal audit outcomes Bottom up External inputs — Expert risk and control functions — Business unit and function ongoing risk/control strategy review — Business unit and function annual risk assessment — UK Corporate Governance Code, laws and regulations — External partners — External audit outcomes Board Accountable for risk management and defining Haleon’s risk appetite towards achieving its strategic objectives Expert risk and control functions Provides subject matter expertise to the business, defines policy and control standards and challenges the management of risks Enterprise Risk Management Owns, designs and maintains the risk management framework. Provides expertise, support, challenge and monitors risk-related matters. Enhances the level of risk awareness of all employees through education workshops and training Executive Team Risk Forum Provides leadership oversight by reviewing top risks. Approves risk mitigation strategies and ensures effective risk management practices. Sets relevant risk management governance standards and policies Business units and functions Establishes and maintains appropriate structures and processes of risk management and related control strategy. Owns business unit/functional risks, applies the risk management framework and ensures compliance with legal, regulatory and ethical expectations Bottom-up Risk management governance Top-down Internal Audit Provides independent and objective assurance over the adequacy and effectiveness of risk management, controls and governance processes Remuneration Committee Sets the structure for the Company’s Remuneration Policy, reviews workforce remuneration and aligns incentives and rewards Nominations & Governance Committee Leads the process for appointments to the Board and ensures corporate governance standards are maintained Environmental & Sustainability Committee Provides oversight and governance over progress with the ESG agenda and external regulatory requirements ARC Provides oversight and effective governance over processes and systems for risk management, controls and reporting Leadership – accountability to stakeholders for organisational oversight First Line – ownership and operation of processes Second Line – risk management expertise and control framework design Third Line – independent assurance Control strategy Management action and reporting Risk identification Assessment of residual risk and prioritisation Haleon Annual Report and Form 20-F 2024 51 Strategic Report Our approach to risk

Our approach to risk continued Risk governance The Board has ultimate accountability for managing the Group’s risks and setting our risk appetite in line with our strategic objectives. The Board ensures appropriate oversight through various mechanisms, including strategy meetings, management reports and reviews of selected risk areas. To assist the Board in discharging its responsibilities, the ARC is responsible for reviewing and assessing the effectiveness of the Group’s risk management and internal control systems, covering the Group’s enterprise risks, financial and operational controls and procedures. The Executive Team is joined by the Head of Audit & Risk and Head of Enterprise Risk Management to form the Executive Team Risk Forum (Risk Forum). The Risk Forum meets quarterly and ensures that risks are adequately managed, and the risk management framework is effectively deployed throughout the Group. The Risk Forum discusses enterprise and emerging risks, reviews industry trends, regulatory developments, high-profile incidents and critical audit findings. Each enterprise risk is owned by a member of the Executive Team, who is accountable for designing and implementing risk mitigation strategies and regularly reporting risk updates to the ARC and Risk Forum. At a functional, business unit, market and site level, regular risk review meetings ensure a more granular review of risk and operationalisation of strategic priorities. These governance forums provide the Risk Forum with a bottom-up view of risks and issues along with oversight of how the key risks are being managed. Open communication and adequate reporting remain essential to ensure Haleon’s leaders maintain a sound risk culture and are kept informed to allow for swift decisions and meaningful actions. An annual management confirmation review across each business unit and function ensures key risks are well managed and that corrective and preventative actions are in place to address any significant gaps. Assessing risk We continuously assess and evaluate the risks posed by the changing environments in which we operate to ensure an appropriate, measured, and timely response by considering potential impacts and most likely scenarios. The annual enterprise risk assessment (ERA) for 2024 included a risk survey and interviews with the Board, Executive Team and business unit general managers to identify and evaluate both current and emerging risks, and to inform the 2025 internal audit plan. The ERA outcome also reflects on whether we think the impact and likelihood associated with each of our enterprise risks are increasing or decreasing. The top-down process is complemented by horizon scanning to identify external trends, and inputs from risk review meetings at all levels of the organisation help us identify opportunities and/or emerging risks. The ERA results have been shared with the ARC and the Board to confirm the principal risks and agree on the Group’s risk management priorities for 2025. Where the level of risk taken is likely to or has exceeded desired levels in the period, management action is taken to further reduce the risk. Our principal risks Our principal risks are a subset of our enterprise risks and are deemed by the Board to be the most significant risks faced by the Group, including those that can materially impact our performance and/or reputation and could threaten our long-term business model or liquidity. Our principal risks remain unchanged from the previous year, are not listed in any particular order and do not comprise an exhaustive list of risks associated with the business. While a robust assessment of these risks has been undertaken, additional risks not known to the Board or assessed to be less significant may also materialise and result in an adverse effect on the business. Haleon also faces other enterprise risks that we manage as part of our integrated risk management framework including health and safety, product quality, product user safety, financial, and legal and compliance. 52 Haleon Annual Report and Form 20-F 2024 Strategic Report

Principal risk and link to strategy Description and risk development 1 2 3 4 Growth model Our success depends on our ability to identify and explore business opportunities to deliver organic growth. Oversight forum Board Risk owner Head of Strategy Risk category Strategic Failure to meet our medium-term organic growth objectives due to inadequate strategic and/or financial planning, lack of innovation, and deficient execution could result in erosion of shareholder value and damage to our reputation. The consumer health sector continues to attract new competitors at global and local levels with significant growth potential, limited penetration of some categories and changing social and demographic trends. Our continued growth relies on our ability to successfully deliver innovation that is responsive to new product opportunities, competitor offerings and reflects changing consumer preferences. Continued pressure from international buying groups, changes in sales channel structures, and customer and market consolidation may negatively impact pricing, margins and market share. This risk remains unchanged from 2023. >> See also our business model on page 8. Principal risk and link to strategy Description and risk development 3 4 People and organisation Talent attraction and retention is pivotal to the success of Haleon as is the effectiveness of our operating structures. Oversight forum Remuneration Committee Risk owner Chief Human Resources Officer Risk category People Inability to attract, develop and retain a diverse range of skilled employees as we deliver a fit for the future organisation in a highly competitive market, which could impact our ability to achieve our strategic objectives. Strengthening our core people processes, including talent management and capability development, is a key enabler for success as we transform our business, ways of working, organisational structures and culture. This risk remains unchanged from 2023. >> See also our culture and people section from page 18. Trend key Increasing risk Decreasing risk Unchanged New risk Strategy key Increase household penetration Capitalise on new and emerging opportunities 3 Maintain strong execution and financial discipline 4 Run a responsible business 1 2 Haleon Annual Report and Form 20-F 2024 53 Strategic Report Our approach to risk

Our approach to risk continued Principal risk and link to strategy Description and risk development 2 4 Trusted ingredients Haleon’s brands must reflect trusted science and ingredients to consumers. Oversight forum ARC Risk owner Chief R&D Officer Risk category Operational Loss of customer confidence due to not pursuing best-in-class science or not monitoring and responding to emerging ingredient data and changes in consumer perception of product ingredients could negatively impact our brands and our reputation. There continues to be pressure and scrutiny from governments, regulators, NGOs and consumers over the safety, efficacy, purity and potential environmental impact of ingredients within healthcare products. Monitoring our ingredient-related risks and taking proactive measures to address emerging ingredient regulations and industry trends remains a key focus. This risk remains unchanged from 2023. >> Haleon may incur liabilities or be forced to recall products as a result of real or perceived product quality or other product-related issues, see page 196. >> More information is available at www.haleon.com/our-impact/environment/sourcing-trusted-ingredients-sustainably Principal risk and link to strategy Description and risk development 1 2 3 4 Supply chain resilience Continued challenges to our supply chain capacity test our resilience to ensure we meet increasing customer demand. Oversight forum Board Risk owner Chief Supply Chain Officer Risk category Operational Disruption or constraints in our global sourcing and supply network due to external or internal factors or insufficient capacity leading to the inability to meet consumer demand and desired service levels. We operate a complex global supply chain that is susceptible to a variety of risks including geopolitical instability, extreme weather events and cyber-security threats. Building resilience into our supply chain is critical so we can continue to operate in the event of these risks materialising. In addition, indirect factors such as energy and commodity volatility can significantly disrupt business operations, impacting our ability to serve our customers and consumers. This risk remains unchanged from 2023. 54 Haleon Annual Report and Form 20-F 2024 Strategic Report

Trend key Increasing risk Decreasing risk Unchanged New risk Strategy key Increase household penetration Capitalise on new and emerging opportunities 3 Maintain strong execution and financial discipline 4 Run a responsible business 1 2 Principal risk and link to strategy Description and risk development 2 4 Environmental, social and governance Sustainability and climate-related risks are integrated into our business and investment decisions. Oversight forum Environmental & Social Sustainability Committee Risk owner Chief Corporate Affairs Officer Risk category Operational Failure to address existing and emerging environmental, social and governance risks could materially damage our reputation leading to significant financial losses. Responsible performance is critical to our investors, customers, consumers and employees. The ESG regulatory environment continues to evolve with non-financial reporting requirements growing globally. This, combined with increasing scrutiny from our stakeholders, reinforces the importance of our responsible business objectives and how we measure our performance against these. The achievement of our ESG goals is influenced by the environment in which we operate. Important dependencies include: the pace at which global energy supplies switch to renewables; the recycling industry developing technology to recycle small formats; and the availability of responsibly and sustainably sourced or recycled materials. The uncertain nature of climate change, governmental response and consumer behaviour continues to bring additional challenges and opportunities. This risk remains unchanged from 2023. >> See also our approach to sustainability from page 22, including our TCFD disclosure. Principal risk and link to strategy Description and risk development 4 Cyber security Haleon’s operations depend on robust and secure IT systems and information management. Oversight forum ARC, Board Risk owner Chief Digital and Technology Officer Risk category Operational Major disruption to our IT systems, including through cyber attacks, could materially impact our operations, harm our reputation and lead to significant financial losses. The scope, scale and likelihood of cyber threat activity continues to grow as the cyber landscape evolves and geopolitical conflicts intensify. Given our increasing reliance on digital services, such adversity could significantly disrupt our global business, R&D, supply chain and sales, results and reputation, and ultimately impact our consumers. This risk has increased since 2023 due to a rise in the number and sophistication of global cyber-security cases, our exposure via suppliers and other critical third parties, and new cyber risk through the adoption of AI tools. Haleon Annual Report and Form 20-F 2024 55 Strategic Report Our approach to risk

Our approach to risk continued Trend key Increasing risk Decreasing risk Unchanged New risk Strategy key Increase household penetration Capitalise on new and emerging opportunities 3 Maintain strong execution and financial discipline 4 Run a responsible business 1 2 Principal risk and link to strategy Description and risk development 2 3 4 Geopolitical instability Changes in the geopolitical landscape are continuously monitored. Oversight forum Board Risk owner Chief Financial Officer Risk category Strategic Failure to monitor and respond to increasing geopolitical tensions and macroeconomic uncertainty may impair our ability to deliver our growth and strategic objectives, leading to commercial, financial and reputational losses, challenging the exchange of products and services, and restricting the movement of talent. Increased sanctions, other supranational guidelines and the imposition of tariffs in key markets such as the US, raise our risk profile and could lead to severe trade disruptions, cash flow constraints, and restricted opportunities for strategic growth. International cooperation remains under pressure, including the increasingly complex political relationship between China and the US, our two largest markets, which may hinder the prospects of current trade deals and increase retaliation. This risk has increased in 2024 to reflect the continued and broadening conflicts across the Middle East and Ukraine, ongoing political and economic tensions between major economies and the rise in nationalism and protectionism. Emerging risks Emerging risks are uncertainties or potential disruptors that have not yet crystallised into specific risks and whose potential impact is difficult to predict. They are reviewed by the Board alongside our enterprise risks. Changes to our emerging risk profile in 2024 include broadening the scope of the mass generative AI emerging risk and removing macroeconomic uncertainty, as its impact is now addressed by the geopolitical instability principal risk. Emerging risk Description and risk development Artificial intelligence (AI) Given the relatively recent development of Generative AI and its rapidly evolving nature, new risks and opportunities continue to emerge. AI and Generative AI present opportunities to improve performance and productivity and generate business growth, with a focus on business services, commercial effectiveness, innovation and supply chain capabilities. With the adoption of AI, there is a rapidly evolving landscape for risk, governance and compliance. Examples include ensuring an understanding, and implementation, of country specific regulations, managing data privacy and intellectual property, securing AI platforms and considering AI enablement of employee, customer, consumer and partner interactions. >> See also our culture and people, approach to sustainability (including our TCFD disclosure), Audit & Risk Committee Report and risk factors sections on pages 18, 22, 72 and 193. 56 Haleon Annual Report and Form 20-F 2024 Strategic Report

Viability statement In accordance with provision 31 of the 2018 UK Corporate Governance Code, the Directors have assessed the viability of the Group by considering the activities and principal risks together with factors likely to affect the Group’s future development, performance, financial position, cash flows, liquidity position and borrowing facilities as described in the Annual Report. The Director’s assessment of viability has been made over a three-year period, which corresponds to the Group’s planning cycle. Additionally, the Directors believe this presents the readers of the Annual Report with a reasonable degree of confidence over the period assessed. The assessment considered the Group’s prospects related to revenue, operating profit and free cash flow. The Directors considered the maturity dates for the Group’s debt obligations and its access to public and private debt markets, including its committed credit facilities. The Directors also carried out a robust review and analysis of the principal risks facing the Group, including those risks that could materially and adversely affect the Group’s business model, future performance, solvency and liquidity. Stress testing was performed on a number of scenarios, including the potential impact of severe but plausible scenarios over the viability period for each potential combination of principal risks identified below. In total, four individual scenarios have been created incorporating a combination of principal risks. None of the scenarios modelled were found to have an impact on the long-term viability of the Group over the assessment period. In addition, the Group would be able to withstand the impact of the most severe combination of these risks with mitigating actions available. These mitigating actions could be reasonably implemented by the Group and include reducing A&P spend, reducing capital spend, pausing M&A activity and cancelling shareholder dividends. Based on the assessment described above, and considering the Group’s current financial position, debt maturity profile, stable cash generation, access to liquidity, geographic diversification and lack of concentration of supply, the Directors have a reasonable expectation that the Group is well positioned to manage principal risks and the potential downside impacts of such risks materialising. As a result, the Directors expect that the Company will be able to continue in operation and meet its liabilities as they fall due over the assessment period. Scenario modelled Key assumptions Link to principal risks Scenario 1: A climate event results in a major manufacturing site shutdown for 18 months, causing disruption to the supply chain increasing commodity, freight and labour costs and a Group-wide cyber event which would cause lost sales for two weeks. — Decrease in net revenue and gross profit as a result of a loss of product sales. — Increase in commodity, freight and labour costs of other manufacturing sites. — Supply chain resilience. — Trusted ingredients. — Environmental, social and governance. — Cyber security. Scenario 2: No sales price increases or volume growth over the forecast period across all product categories to reflect slower economic growth and competitor activity. — No price increases and forecasted growth, with a corresponding impact on cost of goods sold due to lower volumes. — Growth model. — Geopolitical instability. Scenario 3: Inability to access the capital market, inflationary pressure, foreign currency volatility, interest risks and geopolitical risks. — Unable to access the commercial paper market or to refinance existing commercial paper balances at a reasonable cost. — Double interest costs on the portion of bond debt subject to floating rates (i.e. including the impact of derivatives). — Depreciation of major local currencies where the Group generates its profits by 5% against Pound Sterling. — No revenue and operating profit generated from countries involved in armed conflict across the plan period. — Geopolitical instability. Scenario 4: A significant incident that leads to a product recall and reputational damage for a key brand resulting in the loss of substantial sale of products from this brand for six months. — 75% decrease in sales and operating profit for a Power Brand for six months. — Significant legal fine (5% of Group turnover). — Write off all inventories relating to the product of the above Power Brand. — Additional investment in A&P to rebuild the brand. — Growth model. — Supply chain resilience. — Trusted ingredients. Haleon Annual Report and Form 20-F 2024 57 Strategic Report Viability statement

The Strategic Report on pages 2 to 58 was approved by the Board on 20 March 2025. Amanda Mellor Company Secretary Environment www.haleon.com/our-impact/environment www.haleon.com/who-we-are/Governance/codes-policies-and-standards www.haleon.com/who-we-are/our-policy-positions www.haleon.com/our-impact/esg-reporting-hub Employees www.haleon.com/our-impact/upholding-our-standards www.haleon.com/who-we-are/Governance/codes-policies-and-standards www.haleon.com/who-we-are/our-policy-positions www.haleon.com/our-impact/gender-pay-gap www.haleon.com/our-impact/esg-reporting-hub Social matters and business conduct www.haleon.com/our-impact/upholding-our-standards www.haleon.com/who-we-are/Governance/codes-policies-and-standards www.haleon.com/who-we-are/our-policy-positions www.haleon.com/our-impact/esg-reporting-hub Human rights and modern slavery statements www.haleon.com/our-impact/upholding-our-standards www.haleon.com/who-we-are/Governance/codes-policies-and-standards www.haleon.com/our-impact/esg-reporting-hub www.haleon.com/our-impact/human-rights Anti-corruption and anti-bribery www.haleon.com/who-we-are/Governance/codes-policies-and-standards A description of the business model Our business model 8 Environmental matters Our approach to sustainability 22 Task Force on Climate-related Financial Disclosures 24 Our key performance indicators 32 Our approach to risk 51 Environmental & Social Sustainability Committee Report 77 Note 1 General information: Impact of climate change 124 Note 12 Property, plant and equipment: Impact of climate change 136 Streamlined Energy and Carbon Reporting 188 Statement of compliance Employee matters Our key stakeholders 10 Our culture and people 18 Our key performance indicators 32 Our approach to risk 51 Section 172 statement 68 Workforce engagement 71 Directors’ Remuneration Report 82 Miscellaneous Reporting Requirements 187 Social matters Our approach to sustainability 22 Environmental & Social Sustainability Committee Report 77 Our key policies and positioning statements, including our Code of Conduct can be found on Haleon’s website: Section 172 statement Details relevant to how the Directors have had regard to the matters set out in Section 172(1)(a) to (f) of the Companies Act 2006 can be found across the Report, including, but not limited to, the Chair’s statement and CEO’s review on pages 4 and 5, culture and people from page 18, and our approach to sustainability from page 22. The Section 172 statement is provided on page 68. Non-financial and sustainability information statement Non-financial and sustainability information, including a description of policies, due diligence processes, outcomes and risks and opportunities can be found as set out below. Internal verification and disclosure controls apply to all the information covered in these areas. Our climate-related financial disclosures are contained in the TCFD disclosure from page 24 and, for item (h), also on pages 33, 188 and 189. >> Further information about our responsible business assurance activities can be found at www.haleon.com/our-impact/esg-reporting-hub Human rights Our culture and people 18 Anti-corruption and anti-bribery Our culture and people 18 Audit & Risk Committee Report 72 Policy, due diligence and outcomes Our approach to risk 51 Viability statement 57 Audit & Risk Committee Report 72 Non-financial key performance indicators Our key performance indicators 33 58 Haleon Annual Report and Form 20-F 2024 Strategic Report

Committee membership key: Skills and experience1 (excluding Executive Directors) This table shows the number of Directors with each relevant skill/experience Skills and experience: Dave brings more than two decades of leadership experience across Europe, Asia and the Americas, including roles as CEO and Global President. His significant business and board-level experience enables him to provide the Board with valuable leadership. Other significant appointments: PepsiCo Inc. (Non-Executive Director), World Wildlife Fund UK (Chair), CD&R LLP (Operating Advisor) Previous roles: Tesco plc (Group Chief Executive), Unilever plc (President Americas and Global President for Personal Care) Chair and Executive Directors Sir Dave Lewis Chair Appointed: 23 May 2022 N N Skills and experience: Brian brings extensive experience in consumer healthcare, product supply and brand marketing gained through senior leadership roles across major global organisations. This, combined with his experience in leading growth in large regions, provides him with the skillset required to inspire and lead the Group. Other significant appointments: The Consumer Goods Forum (Board Member), Mondelēz International, Inc. (Non-Executive Director) Previous roles: GSK plc (CEO of the Consumer Healthcare Business), Novartis AG (OTC Division Head and a member of the Executive Committee), Procter & Gamble (Product Supply and Marketing) Skills and experience: Dawn brings extensive financial leadership experience in consumer goods. Her wealth of commercial and international experience is valuable to the Board. She is a member of the Institute of Chartered Accountants of England and Wales. Other significant appointments: ITV plc (Non-Executive Director and member of the Audit & Risk Committee) Previous roles: Tate & Lyle (Chief Financial Officer), Mars Inc. (various country, region, divisional VP CEO roles, most recent being VP and Global CFO Mars Transformation), Tasty Bite Eatables (Non-Executive Director), Ernst & Young (Senior Auditor) Our Board of Directors >> The detailed breakdown of gender and ethnic representation as required by the UK Listing Rules is shown on page 81. Committee Chair A Audit & Risk E Environmental & Social Sustainability N Nominations & Governance R Remuneration Brian McNamara Chief Executive Officer Appointed: 23 May 2022 Dawn Allen Chief Financial Officer Appointed: 1 November 2024 Board composition1 Gender1 Ethnicity1 Nationality1 1 Data as at the latest practicable date of 6 March 2025. 7 6 10 4 2 3 2 5 7 5 2 5 Consumer and Retail Healthcare International Supply chain Technology Digital/ innovation Regulatory Finance M&A/transformation Sustainability/ responsible business Employee engagement Governance/investor Men Women 4 7 Chair Executive Directors Independent Non-Executive Directors 1 2 8 White Mixed/Multiple Ethnic Groups Asian/Asian British 8 1 2 6 2 1 1 British American Irish Indian French 1 Haleon Annual Report and Form 20-F 2024 59 Corporate Governance Our Board of Directors

Dame Vivienne Cox Independent Non-Executive Director Appointed: 18 July 2022 Marie-Anne Aymerich Independent Non-Executive Director Appointed: 18 July 2022 Tracy Clarke Independent Non-Executive Director Appointed: 18 July 2022 Nancy Avila Independent Non-Executive Director Appointed: 1 September 2024 Bláthnaid Bergin Independent Non-Executive Director Appointed: 24 February 2025 Our Board of Directors continued Manvinder Singh (Vindi) Banga Senior Independent Non-Executive Director (SID) Appointed: 18 July 2022 Independent Non-Executive Directors Skills and experience: Vindi brings a wealth of experience spanning more than three decades in leadership roles, primarily within global consumer goods industries, which is further broadened by his series of non-executive directorships in other sectors. Other significant appointments: CD&R LLP (Partner), UK Government Investments (Chair), Imperial College London (Chair of the Council), The Economist Group (Non-Executive Director) Previous roles: GSK plc (Senior Independent Director), Marks & Spencer plc (Senior Independent Director), Unilever plc (various roles, most recent being President of the Global Foods, Home and Personal Care business), Confederation of British Industry (CBI) (Non-Executive Director), Thomson Reuters Corp (Non-Executive Director) Skills and experience: Tracy brings a wealth of international banking and financial services expertise to the Board, underpinned by 35 years’ diverse experience in the sector. Serving as Chair of the Remuneration Committee for several organisations, she demonstrates a capability to lead discussions on remuneration strategy and policy. Other significant appointments: TP ICAP Group plc (Non-Executive Director and Remuneration Committee Chair), Starling Bank Limited (Senior Independent Director and Remuneration Committee Chair) Previous roles: Standard Chartered Bank (various roles, most recent being Private Bank CEO), Sky plc (Non-Executive Director, Chair of the Remuneration Committee and Big Picture Committee), Eaga plc (Non-Executive Director), Inmarsat plc (Non-Executive Director) A N R A E N R Skills and experience: Nancy brings significant experience leading business transformations with technology, developing new digital channels for growth, modernising operations and addressing regulatory, technology, cyber and financial risk. Most of her career has been spent in technology and business operations across several Fortune 100 companies. Other significant appointments: Analog Devices, Inc. (Chief Information Officer), Comerica Incorporated (Independent Director) Previous roles: McKesson Corporation (Executive Vice President, Chief Information Officer/Chief Technology Officer), Johnson Controls Inc. (Vice President and Chief Information Officer), Abbot Laboratories Inc. (Vice President, Business and Technology Services) Skills and experience: Marie-Anne brings extensive experience in leading global brands across multiple categories in the consumer goods and luxury sectors. She has expertise in developing premium product portfolios, notably leading innovations in the oral care industry. Other significant appointments: Pierre Fabre Group (Non-Executive Director), Academy of St Martin in the Fields (Trustee and member of the Nomination Committee) Previous roles: Unilever plc (Global Executive Vice President, Oral Care and Managing Director, Home Care and Personal Care), LVMH Group (Brand General Director – Parfums Christian Dior) Skills and experience: Vivienne brings extensive experience across multiple industries, particularly in the energy, natural resources and publishing sectors. Her background includes leadership roles in large organisations, focusing on gas, power, renewables and alternative energy. Additionally, she has significant expertise in governance and regulatory affairs. Other significant appointments: Victrex plc (Chair and Nominations Committee Chair), Venterra Group plc (Non-Executive Director) Previous roles: GSK plc (Non-Executive Director and Workforce Engagement Director), BP plc (Executive Vice President and Chief Executive), BG Group plc (Non-Executive Director), Rio Tinto plc (Non-Executive Director), Pearson plc (Senior Independent Director), Vallourec (Chairman of the Supervisory Board), UK Government’s Department for International Development (Lead Independent Director) Skills and experience: Bláthnaid brings financial leadership and strategic planning experience from a variety of consumer-facing businesses gained during previous and current executive and non-executive positions. She is a qualified chartered accountant and spent most of her career working across Europe, Asia and Australia. Other significant appointments: Sainsburys plc (Chief Financial Officer) Previous roles: Artemis Alpha Investment Trust (Non-Executive Director, Chair of the Audit Committee and Senior Independent Director), Aviva plc (Chief Finance Operations Officer), RSA (various roles, most recent being Group Financial Controller), GE (various roles), Procter & Gamble (Finance Analyst) E A E R A 60 Haleon Annual Report and Form 20-F 2024 Corporate Governance

Committee membership key: Committee Chair A Audit & Risk E Environmental & Social Sustainability N Nominations & Governance R Remuneration Alan Stewart Independent Non-Executive Director Appointed: 1 September 2024 Asmita Dubey Independent Non-Executive Director Appointed: 18 July 2022 Amanda Mellor Company Secretary Appointed: 23 May 2022 Deirdre Mahlan (Independent Non-Executive Director) served as a member of the Board from 18 July 2022 to 1 October 2024. Tobias Hestler (Chief Financial Officer) served as a member of the Board from 23 May 2022 to 1 November 2024. David Denton (Non-Executive Director) served as a member of the Board from 1 March 2023 to 4 December 2024. Bryan Supran (Non-Executive Director) served as a member of the Board from 18 July 2022 to 25 February 2025. The detailed breakdown of gender and ethnic representation as required by the UK Listing Rules is shown on page 81. Company Secretary >> Further details can be found at www.haleon.com/who-we-are/leadership Skills and experience: Alan brings significant corporate finance, accounting and international experience from a wide range of consumer-related industries. He has extensive board and listed company experience. Other significant appointments: Burberry plc (Non-Executive Director and Audit Committee Chair) Previous roles: Diageo plc (Non-Executive Director and Audit Committee Chair), Reckitt Benckiser Group PLC (Non-Executive Director and Remuneration Committee Chair), Games Workshop Group plc (Non-Executive Director and Audit Committee Chair), Tesco plc (Chief Financial Officer), Marks & Spencer plc (Chief Financial Officer) Skills and experience: Asmita brings over 25 years’ experience working in consumer businesses. She has extensive experience of working and building joint business partnerships in China. Other significant appointments: L’Oréal (Chief Digital & Marketing Officer and member of Executive Committee) Previous roles: GSK plc (Digital Advisory Board) Independent Non-Executive Directors A E N R Skills and experience: Amanda brings extensive experience in company secretarial, corporate governance, investor relations and investment banking. Other appointments: Volution Group plc (Senior Independent Director), GC100 (Executive Committee Member) Haleon Annual Report and Form 20-F 2024 61 Corporate Governance Our Board of Directors

Keith Choy President, Asia Pacific Appointed: 16 December 2021 Line De Decker Chief Human Resources Officer Appointed: 1 August 2024 Claire Dickson Chief Digital and Technology Officer Appointed: 4 September 2024 Filippo Lanzi President, EMEA & LatAm Appointed: 16 December 2021 Adrian Morris General Counsel Appointed: 12 August 2024 Lisa Paley President, North America Appointed: 16 December 2021 Our Executive Team In addition to Brian McNamara and Dawn Allen, the Executive Team comprises: Skills and experience: Keith has almost 30 years’ experience in the consumer-packaged goods and health industries and joined GSK’s Consumer Healthcare business in 2019. He was previously President, International Markets for Pfizer Consumer Healthcare. Keith has also held roles at Wyeth Pharmaceutical and Gillette. Skills and experience: Line has extensive experience navigating complex and regulated organisations, having served as Chief People and Sustainability Officer at Aliaxis, Senior Vice President and Head of Transformation at GSK and held senior HR management positions at GSK and DuPont. She began her career in tax and reward at PwC and UCB. Skills and experience: Claire has more than 25 years’ experience working in technology. She was Chief Information Officer at DS Smith where she was accountable for developing and implementing cyber-secure, resilient global operations, while driving growth by enhancing digital and data capabilities across machinery, energy, supply chain and customer experience. Skills and experience: Filippo joined GSK in 2015 holding leadership roles in south and central eastern Europe prior to becoming APAC Regional Head. He then became Head of EMEA in 2019, prior to leading LatAm. Before this, he worked for Novartis OTC as General Manager in Italy and Greece. Filippo also held positions at Johnson & Johnson and Nestlé S.A. Skills and experience: Adrian has a wealth of expertise across all aspects of legal, regulatory, compliance and governance. He was Group General Counsel at Tesco plc for 11 years and, prior to that, Associate General Counsel at BP plc and Centrica plc. Skills and experience: Prior to joining GSK’s Consumer Healthcare business in 2019, Lisa spent a decade at Pfizer Consumer Healthcare where she was most recently President, North America. She was previously Vice President of Sales at Johnson & Johnson and also held various roles at Pfizer Consumer Healthcare/Warner-Lambert. 1 Data as at the latest practicable date of 6 March 2025. Ethnicity1 White Asian/Asian British 11 2 Gender1 Men Women 7 6 Nationality1 British Italian Swedish French Chinese American Dual (Belgian/British) 6 1 1 1 1 2 1 62 Haleon Annual Report and Form 20-F 2024 Corporate Governance

Namrata Patel Chief Supply Chain Officer Appointed: 6 November 2023 Ed Petter Chief Corporate Affairs Officer Appointed: 1 January 2024 Franck Riot Chief R&D Officer Appointed: 16 December 2021 Tamara Rogers Chief Marketing Officer Appointed: 16 December 2021 Bjorn Timelin Head of Strategy Appointed: 2 October 2023 Bjarne Tellmann (General Counsel) served as a member of the Executive Team from 16 December 2021 to 29 March 2024. Mairéad Nayager (Chief Human Resources Officer) served as a member of the Executive Team from 1 March 2022 to 26 April 2024. The detailed breakdown of gender and ethnic representation as required by the UK Listing Rules is shown on page 81. >> Further details can be found at www.haleon.com/who-we-are/ leadership Skills and experience: Namrata has extensive global experience in manufacturing and end-to-end supply chain management. She has held senior leadership positions at companies including The Coca-Cola Company, Gillette and Procter & Gamble and currently sits on the board of Oxford Biomedica plc as an Independent Non-Executive Director. Skills and experience: Prior to Haleon, Ed spent seven years at BT Group plc as Group Corporate Affairs Officer and a member of the Executive Committee. He has previously held leadership roles at Lloyds Banking Group and McDonald’s after spending four years working in consultancy at McKinsey & Company and Blue Rubicon. Skills and experience: Franck has over 20 years’ experience leading R&D in consumer-led industries. Prior to joining GSK’s Consumer Healthcare business in 2019, he was Vice President of Research and Innovation for the Essential Dairy and Plant-Based Division, Danone S.A. Before that, he was Group R&D Director at Nomad Foods and previously held a variety of R&D leadership roles at Danone. Skills and experience: Tamara has 30 years’ experience in FMCG. Prior to joining GSK’s Consumer Healthcare business in 2019, Tamara spent nearly 25 years at Unilever plc, most recently as Executive Vice President, Personal Care, North America and prior to that, SVP Global Deodorants. Tamara is a Non-Executive Director of Greggs plc and board member of the Global Self-Care Federation. Skills and experience: Bjorn was Senior Partner at McKinsey & Company specialising in strategic and commercial topics for consumer-facing companies, with clients across the retail, consumer packaged goods, media, and luxury goods sectors. Prior to that he spent four years at Procter & Gamble’s beauty care division in the UK and Switzerland. On joining the Board in November 2024, Dawn commenced a robust and varied induction process aimed at familiarising her with the business and our key stakeholders. Over several weeks, Dawn participated in a series of meetings and site visits as below: — Introductory meetings with members of the Board, the Executive Team and other key members of senior leadership. — Participation in employee town halls with the CEO and other members of the Executive Team. — A market visit to the US including a visit to a key manufacturing site and to a selection of consumer stores, gaining valuable insight into local market operations. — Meetings with key investors and analysts. In addition, Dawn was provided with past Board and Committee papers and internal policies and procedure documents, to assist her in broadening her understanding of our internal frameworks, values and culture. Case study: Dawn Allen induction Haleon Annual Report and Form 20-F 2024 63 Corporate Governance Our Executive Team

Sir Dave Lewis Chair As I shared in my Chair’s statement on page 4, Haleon delivered further progress this year, demonstrating the Group’s strong potential. The Board remains focused on supporting management in developing the Company’s strategic ambitions and building the enablers and capabilities to drive sustainable, long-term, profitable growth. Board focus Board discussions centred on long-term strategy, financial performance, capital allocation, operating capabilities, governance and our people. The Board had several strategy-related discussions throughout the year, focusing on maximising the brand portfolio and divesting non-core activities to enable investment in core activities. Key divestments included the sale of ChapStick for approximately $430m and our Nicotine Replacement Therapy business outside the US for c.£500m. We continued to focus significant attention on our China business. China is a key growth market for Haleon and investing into and growing our China business has been a major consideration for the Board since the demerger in 2022. To build a better understanding of the market and the opportunities for Haleon, the Board visited China in June 2024 to meet with our executive and operating teams, review our operations in Shanghai and visit our manufacturing site in Suzhou. As a result of the Board’s discussions, we agreed to increase our interest in our joint venture in China from 55% to 88% with an option to acquire the remaining 12% in the future. In addition to the Board China market visit, I had the opportunity to meet our local teams and visit Haleon’s operations in Levice, Slovakia and Budapest, Hungary. In October 2024, the Board held an offsite meeting with the Executive Team to review Haleon’s long-term ambitions, financial plans and targets and key enablers. Deep dives continue to be a regular feature on the Board’s agenda: these provide the opportunity for focused understanding and discussion on key strategic areas. This year, we considered the VMS landscape, supply chain and cyber-security, as well as governance case studies and shareholder activism. The Board has also spent considerable time on Haleon’s capital allocation strategy. Having delivered significant deleveraging of the Group since demerger in 2022 from c.4x to c.2.8x, we were pleased this year to be able to commence a buyback programme. In 2024, we returned £500m to shareholders through off-market buybacks of shares from Pfizer Inc. of £315m and £114.6m in March and October 2024, respectively, with the remaining £70m completed through an on-market buyback programme from August to October 2024. We also bought back a further £115.4m of shares to satisfy future share allocation requirements for our employee share plans. The Board recognises that having a strong culture is key to realising Haleon’s ambitions and longer-term success. We discuss this regularly and have a deeper review at least annually. Opportunities to meet our employees across different locations and geographies also provide valuable insights into our culture and comprise an important part of our Board employee engagement programme. Feedback from these meetings is regularly discussed by the Board. Further detail is provided in the Workforce Engagement Director’s statement on page 71. Setting the right standards and behaviours is an important part of shaping a strong culture for everyone in the organisation. The Directors recognise the importance of this and commit to completing the Haleon Code of Conduct and anti-bribery and corruption training during the year, along with all Haleon employees. Details on the Board’s activities for 2024, along with some insights into key discussions and decisions, are set out on page 66. Board succession planning We welcomed a number of new independent Non-Executive Directors in the second half of the year. Alan Stewart and Nancy Avila both joined as Non-Executive Directors in September 2024. Alan brings a wealth of board, executive and leadership insights and Nancy brings valuable technology, business transformation, digital and cyber experience to support the Board’s discussions in these areas. In October 2024, Deirdre Mahlan stepped down from the Board and was succeeded by Alan as Chair of the Audit & Risk Committee. I would like to thank Deirdre for her considerable contributions to the Board and for chairing the Audit & Risk Committee since Haleon’s listing in July 2022. Following the reduction of Pfizer Inc.’s shareholding, David Denton and Bryan Supran stepped down from the Board as Non-Executive Directors and representative directors of Pfizer on 4 December 2024 and 25 February 2025 respectively. I would like to thank them both for their insights and contributions to the Board. We announced the appointment of Bláthnaid Bergin as an independent Non-Executive Director and we welcomed her to the Board in February 2025. With a strong track record of financial leadership and transformation from multiple consumer-facing businesses, Bláthnaid brings a wealth of relevant skills and experience to the Board. During the year, Tobias Hestler stepped down as Chief Financial Officer of Haleon. I would like to thank him for his significant contribution to the Board and his key role in establishing Haleon as a standalone business. Dawn Allen joined the Company as CFO in October 2024 and brings deep consumer and financial experience to the Board. Board performance review As Haleon entered its third year since listing, we undertook our first external Board evaluation, which was conducted by Chris Saul of Christopher Saul Associates Limited. The process for the evaluation, key feedback and action plans for the year ahead are set out on page 70. Annual General Meeting (AGM) We look forward to welcoming shareholders to our digital format AGM on 28 May 2025. This will again be broadcast from our offices in London. Details on how to join the AGM will be provided in our Notice of Meeting. Letter from the Chair 64 Haleon Annual Report and Form 20-F 2024 Corporate Governance

>> Matters reserved for the Board, Committees’ Terms of Reference, along with the Chair, CEO and SID’s role descriptions are available at www.haleon.com/who-we-are/Governance/board-and-board-committees Board and Committee meetings and attendance during 2024 Board papers are circulated to all Directors in advance of the meeting allowing sufficient time for their consideration. If any Director is unable to attend a meeting, they can communicate their opinions and comments on the matters to be considered via the Chair of the Board or the relevant Committee Chair. Following the conclusion of each scheduled Board meeting, the Chair holds a separate session with the Non-Executive Directors. 1 Stepped down from the Board on 1 November 2024. 2 Appointed to the Board on 1 November 2024. 3 Appointed to the Board on 1 September 2024. 4 Apologies in advance of the meeting. 5 Stepped down from the Board on 1 October 2024. 6 Stepped down from the Board on 4 December 2024. 7 Bryan Supran and David Denton could not attend a Board meeting due to a conflict of interest with the matters being discussed. At Haleon, we recognise that a robust governance framework is fundamental to realising our purpose of delivering better everyday health with humanity and executing our strategy effectively. Our governance structure is designed to facilitate clear decision-making, ensure accountability and provide comprehensive oversight across the Group. The Board maintains overall responsibility for the Governance structure Director Board Audit & Risk Committee Nominations & Governance Committee Remuneration Committee Environmental & Social Sustainability Committee Chair and Executive Directors Sir Dave Lewis 6/6 5/5 Brian McNamara 6/6 Tobias Hestler1 5/5 Dawn Allen2 2/2 Independent Non-Executive Directors Vindi Banga 6/6 6/6 5/5 5/5 Nancy Avila3 2/2 2/2 Marie-Anne Aymerich 6/6 6/6 Tracy Clarke4 5/6 6/6 5/5 5/5 6/6 Dame Vivienne Cox 6/6 6/6 5/5 6/6 Asmita Dubey 6/6 Deirdre Mahlan5 4/4 4/4 3/3 3/3 Alan Stewart3 2/2 2/2 2/2 2/2 2/2 Non-Executive Directors Bryan Supran4,7 4/6 David Denton4,6,7 3/5 direction and control of Haleon, with specific day-to-day management delegated to the Chief Executive Officer, who is supported by the Executive Team. To enhance its effectiveness, the Board has established several committees, each operating under defined terms of reference available on our website. These committees work collaboratively to address key areas of oversight. For instance, the Audit & Risk Committee maintains a close relationship with other committees to ensure a holistic approach to risk management and internal control. This interconnected governance framework enables Haleon to maintain the agility required in the dynamic consumer healthcare market while upholding the highest standards of corporate governance and stakeholder accountability. The Board The Board’s main role is to promote the long-term sustainable success of the Company, generating value for shareholders and contributing to wider society. It sets the Company’s purpose, values, strategy and long-term objectives. The Board is also responsible for the Group’s system of corporate governance, risk management and financial performance. Audit & Risk Committee Role of the Committee is to oversee the integrity of the financial reporting and audit process, and to oversee the maintenance of sound internal controls and risk management systems. The Committee monitors the effectiveness of internal and external audit and reviews concerns about financial fraud and whistleblowing. >> See page 72 Environmental & Social Sustainability Committee Role of the Committee is to provide oversight and effective governance over progress with the environmental and social sustainability agenda and the external governance and regulatory requirements relevant to these areas. >> See page 77 Nominations & Governance Committee Role of the Committee is to lead the process for appointments to the Board and make recommendations to ensure plans are in place for orderly succession to both the Board and senior management positions, and oversee a succession pipeline. The Committee also has a role to ensure that the Company is managed to high standards of corporate governance. >> See page 79 Remuneration Committee Role of the Committee is to set the broad structure for the Company’s Remuneration Policy and to determine the remuneration of the Chair, the Executive Team and the Company Secretary. The Committee is also responsible for reviewing workforce remuneration and the alignment of incentives and rewards with the Company’s culture. >> See page 82 The Chief Executive Officer (CEO) is responsible for: — Developing Haleon’s strategic direction for consideration by the Board; — Implementing the strategy and reporting on progress; — Day-to-day management of the Company, communicating expectations in relation to Company culture and ensuring responsible business conduct across the business; and — Providing effective leadership, co-ordination and performance management of the Executive Team. The Executive Team is responsible for: — Supporting the CEO in the delivery of Haleon’s strategy; — Providing input into strategic and operational decisions aligned to business priorities, and supporting on the delivery of actions; and — Supporting the CEO in implementing decisions made by the Board. Executive Team Forums Sustainability & Risk Finance Innovation Digital & Technology Supply Chain Human Resources R&D Haleon Annual Report and Form 20-F 2024 65 Corporate Governance Governance Structure

Key focus areas during the year During the year, the Board’s activities focused on key areas of strategic and operational priorities, while ensuring the interests of stakeholders were considered in decision-making. From shaping the Company’s long-term strategy to overseeing critical portfolio management decisions and capital allocation, the Board’s engagement was broad while remaining responsive to changing external economic and political dynamics. The following sections provide information on the Board’s key activities, highlighting its dedication to fostering sustainable growth, enhancing operational efficiency, creating enduring value for all our stakeholders and the relevant factors considered within the context of Section 172(1)(a) to (f) of the Companies Act 2006 (Section 172). Key areas of Board discussion Item Activity Key outcomes/decisions Group strategy A B C A B C — Reviewed the strategic and operational performance of the business by brand, market categories and regions. — Reviewed investment and divestment opportunities. — Discussed the global economy, geopolitics, and impact on growth and performance. — Considered the global consumer and competitive landscape and opportunities for innovation. — Received deep dive into VMS and supply chain strategy, and considered further areas of strategic growth at the strategy offsite meeting. — Approved the divestment of the Nicotine Replacement Therapy business outside of the US for up to £500m. — Approved the increase in Haleon’s stake in the TSKF joint venture in China from 55% to 88% with the option for Haleon to acquire the remaining 12% shareholding in TSKF in future. — Launch of Sensodyne Clinical White, and parodontax Gum Strengthen & Protect in several markets, and the launch of Centrum Menopause Support and Emergen-C Zero Sugar in the US. Financials and performance A F — Monitored Haleon’s financial performance and growth against the 2023 financial plan and external commitments. — Considered the approach to capital allocation and returns. — Discussed financial performance against the 2024-2026 plan, future outlook and analyst consensus. — Approved the allocation of £500m for share buybacks. — Approved the quarterly, half-yearly and full-year results, and the 2023 Annual Report and Accounts. — Approved potential future bond issue of between £500m – £1bn. — Approved the 2025-27 corporate plan and 2025 financial plan. Risk management E — Discussed the Company’s system of risk management and internal controls (alongside regular updates from the Audit & Risk Committee). — Assessed the effectiveness of the Company’s risk and control processes. — Reviewed the Company’s principal risks. — Approved the 2024 half year and full year Statement on Principal Risks for inclusion in the 2024 Interim Results, Preliminary Statements, and Report and Accounts. — Confirmed that the Company’s system of risk and control was operating effectively. — Confirmed the number and scope of principal risks remained accurate. People, culture and values A B — Discussed progress against Haleon’s productivity programme. — Reviewed the results from the 2024 employee engagement survey. — Considered Haleon’s cultural ambition and ongoing progress. — Approved the 2024 Gender Pay Gap Report for publication. — Approved the proposed closure of the Maidenhead (UK) manufacturing site and the move to Levice (Slovakia). — Endorsed the 2025 employee engagement focus areas. — Agreed the areas for further focus on Haleon’s cultural journey, including enhancing innovation in business processes and deepening the connection between performance and reward. Governance A E — Considered reports from the Chairs of each Board Committee on key areas of Committee discussion and focus. — Reviewed progress made against the 2024 Board performance action plans. — Engaged in the 2024 external Board performance review. — Received and discussed regular updates on key governance and disclosure matters. — Reviewed external board appointments and conflicts of interest. Following recommendation from the Nominations & Governance Committee: — Approved the appointment of Dawn Allen as the new CFO. — Approved the appointment of Alan Stewart as a Non-Executive Director, Chair of the Audit & Risk Committee and a member of all Board committees. — Approved the appointment of Nancy Avila as a Non-Executive Director and member of the Audit & Risk Committee. — Approved Haleon’s Governance Framework. — Approved the 2025 Board and Committee Action Plans following the Board performance review. — Approved changes to various governance policies to simplify and better align with Haleon’s operating model. Shareholder and engagement A E F — Reviewed the preparations for the 2024 AGM and the digital focus. — Considered updates from Investor Relations, including share price and valuation analysis, market engagement and ownership analysis, and the views of institutional investors. — Received and discussed updates on employee engagement by the Workforce Engagement Director. — Approved the Notice of 2024 AGM. — Approved the 2023 final dividend of 4.2p, the 2024 interim dividend of 2.0p and the proposed 2024 final dividend of 4.6p. — Stakeholder considerations factored into key board decisions during the year including the off-market share buybacks from Pfizer. — Members of the Board took part in Growing at Haleon week, focused on employee growth and development. Sustainability C D E — Considered Haleon’s sustainability agenda and progress plan against each of our strategic market categories. — Enhanced the Board’s oversight of key sustainability disclosures as part of the review of Haleon’s Governance Framework. — Reviewed the risks and opportunities, plus areas for further innovation to support delivery. — Approved the 2024 Human Rights Statement. >> See also our key stakeholders and culture and people sections on pages 10 and 18. Relevant Section 172 factors Board activities A Employees B Business relationships C Community and environment D Business conduct E Members of the Company F Long term 66 Haleon Annual Report and Form 20-F 2024 Corporate Governance

Our stakeholders Consumers Customers Employees Governments and industry regulators Health Professionals Investors Suppliers Case study: focus on strategic priorities venture in China from 55% to 88%. This strategic acquisition was designed to deliver greater control and increased operational flexibility in a key growth market. The Board thoroughly considered various aspects of this transaction, including potential valuation ranges, funding alternatives, risk mitigations and optimal timing. This decision underscored Haleon’s commitment to the Chinese market and its exceptional growth potential. These portfolio management decisions reflect the Board’s proactive approach to shaping Haleon’s business profile, balancing divestments of non-core assets with strategic investments in high-potential markets. Throughout these processes, the Board carefully weighed the long-term implications for various stakeholders, including employees, customers and shareholders, ensuring alignment with Haleon’s overall strategic vision and financial objectives. Strategic oversight In 2024, the Board conducted comprehensive strategic reviews across key business areas. This supported the evolution of Haleon’s purpose and strategic drivers to better reflect our focus on long-term value creation and total shareholder return. Vitamins, Minerals and Supplements (VMS) The Board reviewed our VMS strategy, focusing on growth potential and margin enhancement. The evaluation centred on the Centrum brand’s market position and differentiation, alongside broader considerations of category profitability, innovation and cross-category synergies. This resulted in the strategic focus on expanding consumer reach and driving shareholder value through organic growth and margin improvement. Key elements included optimising manufacturing efficiencies, strengthening scientific differentiation, and aligning with sustainability goals, while also exploring potential inorganic growth opportunities. Haleon’s supply chain The Board undertook a detailed review of Haleon’s supply chain strategy, evaluating our quality, service and cost (QSC) performance against competitors, and assessing organisational capabilities. The Board considered the QSC against four strategic pillars: Operational Excellence, Transform Core Capabilities, Build for Tomorrow and People First. The review included evaluation of enterprise programmes aimed at enhancing data infrastructure and strengthening cross-functional governance to drive operational efficiency. Board strategy offsite In October, the Board held its annual strategy offsite in conjunction with the Executive Team to review progress against strategic objectives and to set the future direction. The Board reviewed Haleon’s purpose, ambitions, strategic drivers and behaviours. The Board discussed the strategy for each category, considered acceleration plans and how to make healthcare more accessible in developing countries, plus the enterprise enablers that would support delivery of our goals and ambitions, including the use of technology and driving simplification. In 2024, the Board actively engaged in strategic portfolio management to enhance Haleon’s agility and competitiveness. A significant divestment was the sale of Haleon’s Nicotine Replacement Therapy (NRT) business outside the US to Dr Reddy’s Laboratories SA for up to £500m. This transaction, involving brands such as Nicotinell, Nicabate, Habitrol and Thrive, allowed Haleon to exit the NRT category outside the US, reducing complexity and enabling increased focus on strategic growth areas. Similarly, the Board oversaw the sale of the ChapStick brand to Suave Brands Company (announced in 2023) for $430m, along with a passive minority interest in the acquiring company. This divestment aligned with our strategy to simplify the business and accelerate debt reduction. In addition, the Board carefully evaluated and approved an increase in Haleon’s stake in the TSKF joint Haleon Annual Report and Form 20-F 2024 67 Corporate Governance Board activities

B o ard decisions Stakeholder to the Board Informed engagement Value adde d Strateg ci feedback meetings visits insights Operat oi nal Market Risk Prod Diverse uct Resource Risk plann ni g Employee Investor Supplier Consumer understand ni g insights awareness dev perspectives elopment effciency management Board activities continued Stakeholder engagement cycle Stakeholder engagement and Section 172 statement In accordance with the requirements of Section 172 of the Companies Act 2006 (the Act), the Directors consider that, during the financial year ended 31 December 2024, they have acted in a way that they consider, in good faith, would most likely promote the success of the Company for the benefit of its members as a whole, having regard to the likely consequences of any decision in the long term and the broader interests of other stakeholders, as required by the Act. The following pages set out how each of these factors, and each of our stakeholders, are taken into consideration when determining Haleon’s strategy. Effective stakeholder engagement is fundamental to Haleon’s purpose and strategic delivery. As a global leader in consumer health, the Board recognises the far-reaching impact of our operations and the diverse interests of our stakeholders. Our engagement strategy combines executive-led initiatives with direct Board involvement, allowing us to promptly recognise and address stakeholder concerns at all levels of the organisation. This comprehensive approach informs both our day-to-day decisions and long-term strategic planning, reinforcing Haleon’s commitment to responsible and responsive corporate governance. Through active stakeholder engagement, we not only fulfil our legal obligations but also strengthen our position as an innovative and trusted partner in our industry. Employees The Board maintained active engagement with our workforce through multiple channels. Board members conducted site visits and hosted employee events, enabling direct dialogue. The non-executive director for employee engagement undertook focused work with employees, providing valuable Board feedback. The Board reviewed Company culture and employee engagement survey results, while individual members met employees during their induction. Notable engagement included reviewing the proposed strategic decision to close the Maidenhead site and move production to Levice, Slovakia, with careful consideration of employee impact. The CEO’s interactive sessions facilitated two-way communication, enabling direct feedback from the workforce. These multifaceted engagement efforts have provided the Board with invaluable insights into employee experiences, concerns and ideas, informing decision-making and strategy development. Investors and shareholders Regular monitoring of investor sentiment and market trends informed Board decisions throughout the year. Comprehensive shareholder feedback was gathered through half-year and full-year results roadshows, supplemented by bi-annual broker updates. The Remuneration Committee Chair’s direct engagement with investors ensured that executive compensation remained aligned with shareholder interests. In addition, a comprehensive programme of director-investor meetings covering key financial announcements, long-term priorities and specific issues raised by investors demonstrated the Board’s commitment to transparent and responsive governance. These diverse engagement activities have enabled the Board to maintain a pulse on shareholder sentiment, address concerns proactively and align strategic decisions with investor expectations, ultimately contributing to the creation of long-term shareholder value. Suppliers Board visits to manufacturing sites provided first-hand insights into operational processes, challenges and opportunities. A deep dive into the supply chain strategy allowed the Board to comprehensively understand key challenges and opportunities within this critical business function. Meetings with joint venture partners and regular Board updates on joint venture strategies ensured alignment with these key suppliers and partners. This multifaceted engagement approach has equipped the Board with deep understanding of Haleon’s supply chain dynamics, enabling more informed decision-making on strategic sourcing, risk management and efficiency improvements. The insights gained have been valuable in shaping Haleon’s long-term supply chain strategy, enhancing resilience, and identifying opportunities for innovation and sustainability within the supplier network. B F A C D A C E Relevant Section 172 factors AA Long term B Employees B C Business relationships C D Community and environment D E Business conduct E F Members of the Company F Our stakeholders Consumers Customers Employees Governments and industry regulators Health Professionals Investors Suppliers 68 Haleon Annual Report and Form 20-F 2024 Corporate Governance

Customers, consumers and health professionals Board visits to trade and retail sites in China provided valuable insights into local market dynamics and consumer behaviours. Regular monitoring of performance across each product category and in different markets ensured the Board remained attuned to shifting consumer preferences and market trends. The Board actively reviewed changes in consumer behaviour, adapting strategies as appropriate to meet evolving needs. Consideration of emerging consumer needs through consumer insight reviews has been instrumental in shaping product development and marketing strategies. This comprehensive engagement approach has enabled the Board to make informed decisions on product portfolios, market entry strategies and consumer-centric innovations. The insights gained from these engagements have been invaluable in ensuring that Haleon’s offerings remain relevant, effective and aligned with the needs of consumers and health professionals across diverse global markets. Culture The Board recognises that a strong corporate culture is fundamental to Haleon’s long-term success. Throughout 2024, we maintained close oversight of the Group’s cultural journey and progress against our cultural ambitions. The Board monitors culture in several ways, including via the: — Employee engagement survey. — Annual Board performance review. — Board Inclusion policy. — Employee listening sessions with the Workforce Engagement Director. — Board and Executive Team market visits. — Executive Team Employee Town Halls. Our 2024 annual employee engagement survey provided valuable insights into our cultural progress. The results showed improvements across nearly all metrics, with scores exceeding industry benchmarks in 39 out of 40 areas. Particularly encouraging were the strong employee connection to our purpose, commitment to responsible business practices, robust ethical standards and deep understanding of consumer needs. While these results are positive, the Board acknowledges there is more to achieve. The Board conducted an in-depth review of Haleon’s culture, examining both our cultural strengths and areas to be enhanced. This review focused on identifying opportunities to deliver tangible business benefits and strengthen our reputation. The Board assessed progress across five key cultural levers: strategy, operating model, process, people, and reward, evaluating the effectiveness of current initiatives and considering the additional actions required. As a result, a culture road map was developed with clear milestones and success measures, to support the effective oversight of progress in this area by the Board. C E A D E Governments and industry regulators The Board maintained active engagement with government and regulatory stakeholders throughout 2024. This included participation in the International Investment Summit and meetings with senior government officials to discuss business and trade matters. As part of its strategic oversight, the Board received regular updates on Haleon’s engagement with policyholders in key jurisdictions in which we operate, enabling effective monitoring of market performance, risks and opportunities. Through the ESS Committee, the Board also received updates on Haleon’s involvement at COP29, ensuring alignment between our sustainability commitments and governmental climate action initiatives. Case study: delivering shareholder returns During 2024, the Board considered the allocation of capital, with a focus on creating long-term value for shareholders. After a review of various options, and in line with its commitment to balance shareholder returns with broader stakeholder interests, the Board approved a £500m capital allocation for share buybacks. The Board considered the programme’s potential to enhance shareholder value through increased earnings per share and share price appreciation. The buybacks were executed in three phases. Firstly, in March 2024, Haleon participated in Pfizer Inc.’s secondary global offering, completing an off-market share purchase totalling £315m. This transaction marked a significant step in Pfizer’s first reduction of its stake in Haleon following our listing in July 2022. Subsequently, in August 2024, we initiated an on-market share buyback programme, purchasing a further £70m worth of shares and finally, completing a further off-market share purchase from Pfizer in October 2024 totalling £114.6m. All shares purchased in relation to the £500m allocation were cancelled. In addition, a further £115.4m worth of shares were purchased from Pfizer to satisfy the Company’s obligations under its employee share schemes. These shares are held in Treasury. This strategic approach to capital allocation not only fulfilled our commitment to return value to shareholders but also aligned with our broader financial strategy of maintaining a robust balance sheet. By carefully managing our capital structure, we aim to ensure the Company’s long-term financial stability, which benefits a wide range of stakeholders including employees, suppliers and customers. Haleon Annual Report and Form 20-F 2024 69 Corporate Governance Board activities

Board and Committee performance review Observations discussed with the Chair and the Board One-to-one interviews conducted Appointed CSA following tender process Board activities continued Board development and performance Evaluation brief provided to CSA Board and Committee meetings observed by CSA Reports presented to the Board and Committees and actions for 2025 agreed Board training The Board actively supports Haleon’s culture of continuous development, with Directors demonstrating this through their own professional growth. During 2024, the Board maintained a comprehensive development programme, which was regularly reviewed and updated to reflect both Company-specific needs and broader market developments. Directors participated in focused training sessions covering core governance areas including disclosure obligations and our Code of Conduct. Strategic briefings kept the Board informed of key business developments, while regular governance updates covered important regulatory changes, and evolving requirements in governance and sustainability reporting. Board performance review Since listing in 2022, Haleon’s Board and Committee performance reviews had been conducted internally, facilitated by the Company Secretary. In accordance with the UK Corporate Governance Code, an external performance review was required for 2024. The Committee considered a number of external Board evaluators and shortlisted two companies to meet with the Chair and CEO. Following these meetings, the Committee agreed to appoint Chris Saul of Christopher Saul Associates (CSA). CSA is an independent external service provider with no other connection to the Group or any individual directors. A comprehensive brief was provided to CSA by the Chair and Company Secretary. The performance review process took the form of detailed interviews with every Board member, relevant attendees of Board/Committee meetings and key advisers. CSA also observed the Board and its Committees at the October 2024 meetings. A report was compiled by CSA based on the information and views supplied by those interviewed and CSA’s observations. Key findings and conclusion Overall, the Board’s performance and effectiveness was viewed positively, with the Board culture having evolved since Haleon’s delisting in 2022. Board members were noted to be open, committed and collegiate in their approach, fostering a productive environment for Board discussion and decision-making and with good engagement and interaction with the Executive Team. The composition of the Board was considered to demonstrate a good breadth and mix of skills and experience to support the business and its strategic objectives. Board operations were noted to function well, with agendas focused on key matters of strategy, performance, risk and culture. The Chair received positive feedback for his effectiveness in focusing debate and fostering an inclusive environment. All Committees were felt to work well providing good oversight of their remits and a strong level of debate. Each of the Directors is considered to be an effective member of the Board and all Directors, as at the date of this Report, intend to seek re-election at the AGM. Dawn Allen, Nancy Avila, Bláthnaid Bergin and Alan Stewart will stand for election for the first time at the AGM. A number of areas were highlighted for the Board to consider going forwards and these form part of the action plans set out below: Strategy Continue focus on strategic agenda and delivery of key objectives, driving performance and shareholder returns. Stakeholders Broaden discussion around stakeholders as well as external horizon scanning and discussion on geopolitical and macro issues, AI and the evolving ESG agenda. Culture Advance progress on cultural evolution and interactions with key talent and business areas. Markets Enhance market visits in key locations. 70 Haleon Annual Report and Form 20-F 2024 Corporate Governance

Workforce engagement In line with Provision 5 of the UK Corporate Governance Code, the Board regularly assesses the appropriateness of the mechanism for workforce engagement. The Board believes that the mechanism of a designated Non-Executive Director remains the most effective method for Haleon to enable the employee voice to be heard, and for key insights to be brought into the Boardroom. Employee insight The Board values the opportunity to connect with employees. Understanding the key issues that matter to our employees across Haleon’s diverse markets and regions is essential. By learning about their experiences working at Haleon and identifying any challenges they face, we gain valuable insights into the Company’s culture. Keeping a close watch on employee engagement helps us assess the current and future factors that drive attraction and retention at Haleon. Engagement plan In preparing the workforce engagement plan for 2024, the key drivers of engagement originated from the 2023 annual employee survey, which identified the need to improve and streamline work processes, and to provide opportunities for career growth, and the importance of maintaining communications through periods of change. During 2024, I met with employees on five occasions, including a face-to-face session in China. It was important to ensure these sessions included a cross-business group of culturally diverse employees from across our key markets and functions. Amongst other matters, the sessions explored: — The employee engagement survey results with managers from global functions across EMEA and LatAm; — The Haleon brand and our customers with global marketing and marketing function colleagues; — Accelerating growth, which was a session that took place during the Board’s visit to China, and was joined by cross functional teams in Shanghai; and — Work processes as an enabler of engagement which was joined by colleagues from the Research & Development and Quality Supply Chain functions. These sessions offered valuable insight into drivers of employee engagement at Haleon. The discussions highlighted the progress made towards developing a culture grounded in growth and development, the opportunities for Haleon to continue to differentiate itself in market via ‘humanity’, and employee connections to Haleon’s purpose and vision. Key points raised included further improving communications across all grades, streamlining systems and processes for greater agility, continuing to foster local empowerment and unifying culture through change. At each meeting I gave an overview of the role of Haleon’s Board as well as the remuneration approach at Haleon, setting out how the Remuneration Committee operates and how it considers wider workforce remuneration arrangements. I provided regular updates to the Board following these sessions, which were valuable to Board discussions during the year. Continued engagement In addition to my activities, direct engagement with employees remains extremely valuable for the wider Board, who had the opportunity to meet with employees during the Board visit to China. In addition, the Board receives regular verbal updates from management, which will continue to form an important part of the Board’s agenda for 2025, alongside updates on employee engagement survey results and detailed summaries at the end of each financial year. >> See also the consideration of workforce pay and approach to engagement on page 95. Workforce engagement Dame Vivienne Cox Workforce Engagement Director This year I have enjoyed some excellent opportunities to engage with employees across different parts of the Company and globe. These have been both insightful and informative. The sessions have covered: the employee engagement survey results and key themes for focus in 2024; a deep dive into the Haleon brand and its customers; a face-to-face session in China which discussed accelerating the growth of Haleon; and exploring how work processes act as an enabler of engagement and how we can improve this in the future. Looking ahead to 2025, I will be seeking to engage on a number of topics, including: looking at how we improve engagement across broader levels of the organisation: considering how Haleon can keep its consumers at the heart of its work; and a focus on how employees can grow themselves and others at Haleon. Haleon Annual Report and Form 20-F 2024 71 Corporate Governance Board activities

Alan Stewart Chair Letter from the Chair I am pleased to present my first report as Chair of the Audit & Risk Committee. I would like to take this opportunity to thank Deirdre Mahlan for her key role in establishing the Committee following demerger and ensuring a smooth handover process. My first few months have been focused on gaining a deep understanding of Haleon’s risk landscape and control environment, working closely with my fellow Committee members, management, and our external auditor. During 2024, the Committee has maintained rigorous oversight of our financial reporting processes and internal control systems, the effectiveness of the external audit and the strength of the Company’s control environment to manage risks. The Committee continued to closely monitor Haleon’s compliance with Section 404 of the US Sarbanes-Oxley Act (SOX) and maintained a keen focus on understanding our principal risks through a series of deep dives into topics such as ESG risk, supply chain resilience and cyber security. Further information on this and our other activities are set out later in this report. The Board and Committee external performance review concluded that the Committee operates effectively. The specific actions for the Committee are provided later in this report and will be an additional area of focus for the Committee in 2025. Audit & Risk Committee Report privately with the audit partner and with the Head of Audit, Risk and Assurance. The Board has confirmed that it is satisfied: — That the Committee members collectively possess an appropriate breadth of recent and relevant financial expertise including competence in accounting and/or audit and experience in the consumer healthcare industry. — That Alan Stewart possesses the relevant attributes to be the designated Audit Committee Financial Expert in accordance with US federal securities laws and regulations. Looking ahead The Committee will continue to focus on its key areas of responsibility, including the Group’s financial reporting and disclosures, internal control over financial reporting, the effectiveness of KPMG as external auditor and the approach to the 2025 external audit. Controls surrounding the IT environment, including cyber security, will remain a key area of focus for the Committee as well as monitoring our ESG maturity in preparedness for future CSRD reporting requirements. In addition, the Committee will oversee the preparation for new compliance requirements such as the recent changes to the UK Corporate Governance Code which take effect in 2025 and the further development of the Group’s enterprise risk management framework and compliance programmes. Key duties and responsibilities The Committee’s responsibilities include monitoring and reviewing: — The integrity of financial reporting of the Company’s Financial Statements including reviewing significant judgements and the adequacy of related disclosures. — The external and internal audit process and performance of the Internal Audit function and the external auditor. — The effectiveness of the Company’s system of internal control. — The process for the management of related-party transactions. — The Group’s risk management system, and the identification and management of risks. — The Company’s process for monitoring compliance with legal and regulatory requirements and ethical codes of practice. Membership and meetings The Committee comprises solely of Independent Non-Executive Directors. Details are set out on pages 60 and 61, together with details of their attendance for the year on page 65. The Chair, CEO, CFO, General Counsel, Group Financial Controller, Head of Audit, Risk and Assurance, and the lead audit partner from KPMG LLP (KPMG) regularly attend meetings, with other attendees invited as appropriate. The Committee also met without management present and met Following Alan’s appointment, he received a comprehensive induction, meeting with key personnel to gain valuable insight into the Group. His induction included: Case study: Alan Stewart Areas covered Sessions by Group strategy and operational model Board Chair; CEO; Head of Strategy Governance, Legal and regulatory compliance Company Secretary; General Counsel; Chief Compliance Officer Financial performance, capital management, financial reporting and controls, and tax CFO; Group Treasurer; Group Controller; Head of Tax Key markets: North America, EMEA and LatAm, and Asia Pacific Country President of each market Risk management and internal audit Head of Audit, Risk and Assurance IT strategy and cyber security Chief Digital and Technology Officer; Chief Technology Officer; Chief Information Security Officer Corporate affairs including ESG Chief Corporate Affairs Officer; VP Sustainability HR including remuneration and workforce engagement Chief Human Resources Officer; Global Head of Reward External engagement KPMG, UBS, Citi 72 Haleon Annual Report and Form 20-F 2024 Corporate Governance

Committee activities External reporting — Discussed and recommended to the Board for approval, the quarterly trading statements, half-year and full-year financial statements, and the 2024 Annual Report and Form 20-F. — Considered the level of distributable reserves to support the Board approval of the 2023 and 2024 dividends. — Reviewed and challenged the going concern assumptions for 2024 and the principles underpinning the longer-term viability statement. — Reviewed and challenged the treatment of key accounting matters and judgements including the estimation of the recoverable amount of indefinite life brands. — Reviewed and approved the 2024 tax strategy for publication. — Reviewed and recommended the 2025 funding requirements to the Board for approval. — Considered treasury matters and compliance with statutory reporting obligations. — Assessed whether the Annual Report, as a whole, was fair, balanced and understandable. External and internal audit — Reviewed and approved the statutory audit engagement letter for KPMG in respect of Haleon plc and its subsidiaries for the period ended 31 December 2024 and received regular updates on delivery of the external audit for 2024. — Reviewed and approved the 2024 base audit fee. — Held periodic meetings with the external auditor, without management present. — Reviewed and agreed policies and processes designed to safeguard independence of the external auditor. — Reviewed and approved the non-audit services to be performed by the external auditor, in line with the Non-Audit Service Policy. — Assessed the effectiveness of the external auditor. — Reviewed and approved the appointment of the lead audit partner for the FY25 audit. — Reviewed and approved the 2025 Internal Audit budget and plan. — Received and discussed regular updates on the 2024 Internal Audit Plan from the Head of Audit, Risk and Assurance and met him regularly without management present. Internal controls — Received and discussed regular updates on internal controls, including the results of testing, and discussed instances where the effectiveness of internal controls was considered to be insufficient or required remediation. — Considered the assessment to determine the Company’s status as a Foreign Private Issuer for US SEC purposes. — Reviewed the Group’s SOX evaluation and certification of internal controls over financial reporting for the year ended 31 December 2024. Related-party transactions — Reviewed related parties as part of the year-end process. Risk management — On behalf of the Board, reviewed the processes by which the Group’s principal risks are identified and managed and received periodic reports of the status of principal risks; reported any issues arising from these reports to the Board. — Undertook detailed reviews of key risk areas and processes including ESG, trusted ingredients, product user safety, digital and technical infrastructure and cyber security. — Considered enhancements to Haleon’s Resilience Framework and simplification of the Crisis Management and Business Continuity Policy and process. — Reviewed tax and treasury policies and considered consistency with the risk appetite of the Company. — Reviewed the effectiveness of the risk management and internal control systems. Legal and Compliance — Received and discussed regular updates from the Legal function on legal and litigation matters. — Monitored fraud reporting and discussed trends with management. — Considered updates on the implementation of the new Ethics & Compliance model. — Reviewed and discussed reports from the Compliance function, including updates on Haleon’s Anti-Bribery and Corruption programme, enhancements to the Code of Conduct training, Speak Up sanctions, concerns management and internal investigation’s framework. Haleon Annual Report and Form 20-F 2024 73 Corporate Governance Audit & Risk Committee Report

Significant reporting matters in relation to the Financial Statements considered by the Committee during 2024 Accounting area Committee’s conclusion and response Recoverable amount of indefinite life brands As at 31 December 2024, the Group had approximately £17,623m of intangible assets that are indefinite life brands. The Group tests at least annually whether indefinite life brands have suffered any impairment. Impairment testing is inherently judgemental and requires management to make multiple estimates, including those related to the future revenue growth of each brand, terminal growth rates, profit margins and discount rates. The Committee reviewed information on the impairment tests performed, focusing on the critical assumptions as well as any changes from the prior year. In 2024, the Group recognised non-cash net impairment charges totalling £135m, related to the Nexium brand, as it was determined the carrying value was less than the estimated recoverable amount. The Committee noted the decrease in the recoverable amount of the Nexium brand was mainly driven by challenging market conditions for the category. For the brands with limited levels of headroom, the Committee also reviewed and challenged sensitivity analyses provided by management to understand the impact of changes in key assumptions. The Committee was satisfied with the assumptions utilised by management and also considered and reviewed the Group’s relevant impairment disclosures. Refer to Note 14 of the Consolidated Financial Statements for further detail. Audit & Risk Committee Report continued Financial and narrative reporting A key focus for the Committee during 2024 was the integrity of Haleon’s financial reporting. We reviewed and recommended approval of the interim and full-year financial statements, and associated releases, closely examining critical judgement areas, going concern and viability assessments, and impairment reviews. The Committee evaluated whether the Annual Report, taken as a whole, was fair, balanced and understandable and contained the necessary information for shareholders to assess the Group’s performance, business model and strategy. To support this assessment, management established processes to ensure consistency of disclosures, address financial reporting risks and coordinate Company-wide input. In fulfilling its role, the Committee recommended to the Board for approval, a near-final version of the Annual Report at its February 2025 meeting following the Committee’s assessment that it was fair, balanced, and understandable. During the year, the Committee considered key disclosures and reporting requirements to ensure clear and accurate communication of material information to shareholders. This included assessing assumptions underlying impairment testing, calculating gain/loss on disposal of intangible brand assets, going concern and viability assessments and climate-related financial reporting. The Committee received updates on the control environment, financial reporting integrity, the Annual Report verification process, including management’s checklist confirming compliance with the relevant regulatory requirements, and external audit outcomes. The key audit matters reviewed by the external auditor and the related outcomes are set out in the external auditor’s report on pages 101 to 115. The Committee monitors engagements with external stakeholders relevant to its areas of oversight, including the UK’s Financial Reporting Council (FRC) and the US Securities and Exchange Commission (SEC). Internal audit The Internal Audit function plays a critical role in providing independent, objective assurance to the Board, the Committee, and senior management. The function evaluates the adequacy and effectiveness of Haleon’s risk management, governance and internal control processes. The appointment of the Head of Audit, Risk and Assurance is a matter reserved for the Committee, including the approval of his annual objectives. The Head of Audit, Risk and Assurance maintains regular discussions with the Committee Chair and provides updates on the function’s activities at Committee meetings. During the year, the Committee closely monitored the effectiveness of the Internal Audit function, including its quality, experience and expertise relative to the size of the business. The reports received detailed key internal audit observations and proposed improvement measures with related timelines provided to management. The Committee approved the Internal Audit annual budget and work plan, which includes risk-based reviews of financial, operational, strategic and governance risks, as well as assurance over emerging risks and business change initiatives. The 2025 Internal Audit plan will be regularly reviewed and updated as required to reflect evolving assurance requirements and priorities. Internal control and risk management The Board is responsible for establishing procedures to manage risk and oversee the Group’s internal control framework, including setting risk appetite in line with the Group’s strategic objectives, and ensuring appropriate oversight through various mechanisms, including strategy meetings, management reports and reviews of selected risk areas. On behalf of the Board, the Committee is responsible for reviewing and assessing the effectiveness of the Group’s risk management and internal control systems. A fundamental part of the work carried out included the review of the Group’s principal risks and its financial and operational controls and procedures. The Committee discussed information on risk mitigation plans, internal control maturity and areas for improvement. The Committee also undertook deep dives into a number of principal risks, including ESG and trusted ingredients. The Group’s approach to risk management and internal controls has further evolved and will continue to be refined throughout 2025 in preparation for compliance with the revised UK Corporate Governance Code. The risk management framework is designed to actively manage, rather than eliminate, the significant risks and uncertainties the Group may face. Consequently, the Group’s internal control system can only provide reasonable, but not absolute, assurance over its principal risks. 74 Haleon Annual Report and Form 20-F 2024 Corporate Governance

In 2024, a top-down enterprise risk assessment was conducted to review and prioritise the Group’s principal risks, assess the magnitude of risk exposure, and highlight any emerging risks. In parallel, a bottom-up risk identification was performed across business units, markets, sites and functions. The Committee reviewed the findings, agreed on the principal risks and concluded that management’s approach to risk and risk appetite was satisfactory. >> See also our approach to risk section from page 51. The Committee reviewed and endorsed a range of policies and programmes, including: — The Company’s Code of Conduct and its core value of seeking to always do the right thing, applicable to the Board, Executive Team, employees and third-party temporary workers. The Code of Conduct supports and encourages good judgement while maintaining a culture of risk accountability. — The mandatory anti-bribery and corruption (ABAC) training. — The annual certification process from business unit and segment general managers and finance directors attesting their responsibility over the integrity of financial information and the effectiveness of relevant internal controls over financial reporting and disclosure. — Internal controls, discussing opportunities to further simplify and evolve the framework in line with our strategy and operating model. — Haleon’s Speak Up and investigations process. — Enterprise risk areas such as treasury, tax and trade compliance. Based on the Committee’s activities performed throughout the year, and its annual performance review, the Committee considered the Group’s system of internal control and risk management under the provisions of the UK Corporate Governance Code for the year ended 31 December 2024 and the period up to 6 March 2025, the last practicable date. US Sarbanes-Oxley Act of 2002 (SOX) The Group is required to comply with the provisions of SOX, specifically Sections 302 and 404, as it relates to a Foreign Private Issuer listed on a US exchange. During 2024, the Group completed a successful second year of compliance with Section 404 of SOX. The Committee maintained close oversight of Haleon’s internal control over financial reporting which was deemed to be designed and operating effectively as at 31 December 2024. During the year, the Committee received regular updates on the progress and status of the Group’s compliance with SOX and closely monitored the remediation of any deficiencies to internal controls identified. This included reviewing the root cause of the deficiencies, the remediation actions being taken and the adequacy of mitigation or alternative controls. The Committee will continue to monitor the progress of the Group’s internal control optimisation efforts, remediation of internal control deficiencies, and internal controls related to technology systems and associated infrastructure. >> See also our management’s report on internal control over financial reporting on page 192. ESG principal risk The Committee reviewed the management of Haleon’s ESG principal risk. The Committee discussed Haleon’s progress in driving delivery against externally committed ESG goals, preparing to meet rising reporting requirements such as the Corporate Sustainability Reporting Directive (CSRD), and reviewed the competitiveness of Haleon’s ESG strategy and targets. Key areas of focus included the impact of third-party manufacturers on Haleon’s ability to meet its ESG commitments and the launch of the supplier pledge to support supplier commitments to data disclosure, setting science-based emissions-reduction targets, and developing decarbonisation roadmaps. The quality and backing of Haleon’s ESG performance data was also reviewed, with a focus on internal controls, external audit and an ESG Steering Committee to oversee the underlying evidence. Cyber security principal risk During 2024, the Committee continued its deep dives into key cyber-security risks, including third-party risk and AI. The Committee reviewed Haleon’s process for assessing and remediating risks from IT suppliers. This included examining the risk-assessment approach, onboarding procedures, mitigation plans, escalation protocols, and circumstances leading to third-party contract termination. The Committee noted the close collaboration between the cyber-security team and business owners to support timely risk remediation, as well as the contractual provisions in place and consequences of a breach of contract. The Committee considered both the risks and opportunities presented by AI usage at Haleon. While recognising AI’s potential to enhance efficiency, sales, and competitiveness, the Committee also reviewed Haleon’s adoption of AI initiatives, the regulatory landscape, and the Company’s Responsible AI Policy and employee education programmes, notably the Global AI Accelerate Day attended by more than 7,300 employees. External audit KPMG entered its second year as our external auditor in 2024. During the year, the Committee reviewed and discussed the plans for the external audit, the proposed audit fees, and terms of engagement. It reviewed the external audit process which had evolved in certain key areas, including increased use of digital tools. The Committee regularly receives reports from the external auditor on the progress of its audit activities. The Committee reviews the contents of these reports, the level of professional judgement and challenge of management assumptions demonstrated by the external auditor and, where appropriate, requests that management respond to the challenge and tracks management response to ensure a satisfactory outcome to the challenges raised. Haleon Annual Report and Form 20-F 2024 75 Corporate Governance Audit & Risk Committee Report

Audit & Risk Committee Report continued In considering the independence of KPMG, the Committee received a statement of independence from the external auditor, a report describing the arrangements to identify, report and manage any conflicts of interest, and reviewed the extent of non-audit services provided to the Group. The Committee confirmed its satisfaction with the effectiveness and independence of KPMG with respect to their engagements in their respective jurisdictions. The Committee assessed the effectiveness of the external audit process including the quality of the audit team and involvement by the lead audit partner, the adequacy of audit planning, the timely and robust execution of the audit, the quality of communications to the Committee, and auditor independence and objectivity. The Committee concluded that the 2024 external audit was effective and that the external auditor continued to perform effectively. Following the lead audit partner’s decision to step down, the Committee considered and approved the appointment of a new lead audit partner for the 2025 audit. Following the Committee’s recommendation, the Board recommends to shareholders the reappointment of KPMG as the external auditor for 2025. The total fees paid to KPMG for the year ended 31 December 2024 were £19m, of which £2m related to non-audit work. Details of the fees paid to the external auditor are in Note 6 to the Consolidated Financial Statements on page 129. Non-audit services The Committee has adopted a policy designed to safeguard the independence and objectivity of the external auditor. This policy, which complies with the FRC’s 2019 Revised Ethical Standard and SOX, sets out a framework for determining whether it is appropriate to retain the external auditor to provide non-audit services and outlines the process for pre-approving non-audit fees. The policy includes a list of permitted non-audit services in line with the relevant regulations. Any service not on this list is prohibited. The Committee has pre-approved the use of the external auditor for non-audit services where: — They are included in the policy’s list of permitted non-audit services. — They are approved by the Group Financial Controller, or their designate in certain defined circumstances, when not exceeding £100,000. — They are approved by the CFO and the Chair of the Committee when they exceed £100,000. The total fee for non-audit services provided by the external auditor is reported to the Committee on a quarterly basis. Management’s approval based on monetary limits is not a delegation of authority for approval by the Committee, but rather a confirmation of adherence to the policy for permissible non-audit services. The Committee reviews the nature and level of non-audit services undertaken by the external auditor during the year to satisfy itself that there is no impact on its independence. During the period ended 31 December 2024, the external auditor undertook non-audit work in relation to other assurance services, corporate finance and other services and was paid a total of £2m. The Committee considers that for the year ended 31 December 2024, the Company has complied with the Competition and Markets Authority’s Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 and the FRC’s Audit Committees and the External Audit: Minimum Standard. Committee performance review As part of the external Board and Committee performance review, the Committee was assessed to be operating effectively, with positive feedback on the way the Committee had been chaired during the year. The Committee progressed all the key areas of focus from the 2024 performance review. A number of areas were highlighted for the Committee to consider going forwards and these form part of the 2025 action plan below: Action plan 2025 Focus area Actions Core responsibilities Continue oversight and focus on key areas of the Committee’s remit. Principal risks Maintain focus on risk management with further deep dives on key areas of risk, including IT and cyber security. Culture and accountability Continue to focus on culture and accountability in relation to controls and Internal Audit reviews. 76 Haleon Annual Report and Form 20-F 2024 Corporate Governance

Committee activities External ESG targets — Regularly reviewed Haleon’s performance against the responsible business scorecard measures. Deep dives — Received a deep dive on key topics including health inclusivity, sustainable packaging, carbon, Science Based Targets initiative (SBTi) and the Taskforce on Nature-related Financial Disclosures (TNFD). — Reviewed and approved the virgin petroleum-based plastic reduction target of 10%. External reporting — Considered external disclosures in relation to TCFD reporting, Haleon’s Responsible Business Report and human rights, external ratings, and Haleon’s Climate Action Transition Plan. — Regularly reviewed Haleon’s readiness for future disclosure requirements, including CSRD. Stakeholder engagement — Discussed regular updates on stakeholder engagement. Looking ahead The Committee will continue to focus on oversight in relation to packaging, carbon net zero, health inclusivity and progress against the Company’s sustainability ambitions, and oversee Haleon’s preparedness to comply with current and upcoming external reporting obligations. >> See also our approach to sustainability from page 22. Committee focus areas in 2024 The Committee undertook a series of deep dives during the year, to review Haleon’s progress against key sustainability targets, and its preparedness for upcoming legal/ regulatory external disclosures. In some cases, the deep dives were preceded by an education session from an industry expert on the particular subject, to provide a broader overview and an external perspective. The Committee found these sessions invaluable in deepening their understanding of current and upcoming sustainability reporting requirements, Haleon’s readiness to comply, and the impact of global external factors on delivery against sustainability targets. Sustainable packaging The Committee had a deep dive into Haleon’s sustainable packaging strategy and plastics-reduction and recycle-ready target. Following the decision in 2023, to rebase the virgin petroleum-based plastic baseline year from 2020 to 2022, the Committee considered Haleon’s plastics-reduction target, the accuracy and robustness of the data, plans and progress within key product categories, and the enablers and external dependencies to deliver against our goals. The Committee discussed key challenges in supply of alternatives to plastic that meet the rigorous quality, safety and regulatory requirements for Haleon’s product packaging, plus the role of technology to aid progress in this area. Following the deep dive, the Committee agreed that Haleon’s current plastic-reduction target of 10% and goal for all product packaging to be recycle-ready by 2025 (where possible) remained ambitious and aligned with our sustainability strategy. Letter from the Chair I am pleased to report on a year of significant progress in supporting the delivery of Haleon’s sustainability ambitions. During 2024, the Committee maintained comprehensive oversight of our ESS initiatives, regularly reviewing performance against our responsible business scorecard. We conducted detailed assessments of our key focus areas, including health inclusivity, sustainable packaging, carbon-reduction initiatives, and our nature-related impacts, risks and opportunities. Following the decision in 2023 to update our baseline year from 2020 to 2022 for virgin plastic reduction and Scope 3 carbon emissions, we maintained our respective commitments to a 10% reduction in virgin petroleum-based plastic by 2025 and a 42% reduction in Scope 3 carbon emissions from source to sale. Our commitment to transparency and robust reporting has been evidenced through our oversight of various disclosure frameworks, including TCFD and CSRD requirements, as well as Haleon’s Responsible Business Report and Climate Action Transition Plan. Through regular stakeholder engagement, we continue to ensure our sustainability strategy remains responsive to evolving stakeholder expectations and emerging environmental and social challenges. The Board and Committee external performance review showed that the Committee operates efficiently. The specific actions for the Committee are provided later in this report, and will be an additional area of focus for the Committee in 2025. Environmental & Social Sustainability Committee Report Marie-Anne Aymerich Chair Key duties and responsibilities The Committee’s responsibilities for environmental and social sustainability (ESS) include monitoring and reviewing: — Haleon’s progress against its ESS agenda and associated external governance and regulatory requirements. — Emerging ESS issues that could impact the Group’s operations, ESS initiatives, or reputation. — Haleon’s ESS engagement with relevant external stakeholders, NGOs and other interested parties. — The ESS disclosures within the Annual Report and external ESS reporting, including the Climate Action Transition Plan. Membership and meetings The Committee comprises solely Independent Non-Executive Directors. Details are set out on pages 60 and 61, together with details of attendance for the year on page 65. The Chair, CEO, Chief Corporate Affairs Officer, VP Sustainability, and the Sustainability Programme Director regularly attended meetings in 2024. Other attendees were invited to meetings as appropriate. Haleon Annual Report and Form 20-F 2024 77 Corporate Governance Environmental & Social Sustainability Committee Report

Environmental & Social Sustainability Committee Report continued Carbon This deep dive session focused on Haleon’s carbon-reduction strategy and carbon disclosure plan. The Committee discussed Haleon’s carbon footprint, the progress against the reduction in our carbon Scope 1 and 2 emissions, in particular the plan to deliver a 100% net reduction by 2030, the delivery of our decarbonisation programme by replacing fossil fuel heat and cooling systems with renewable energy alternatives, and the role of suppliers and third-party manufacturers in the delivery of Haleon’s Scope 3 reduction targets. The Committee also considered how Haleon’s goals relating to water reduction and water neutrality in water-stressed basins by 2030 help to mitigate the physical risks posed by a changing climate. This session provided the Committee with the insight and understanding needed to support their review and approval of Haleon’s first Climate Action Transition Plan. Health inclusivity The Committee conducted a detailed review of Haleon’s health inclusivity strategy and its alignment with the Group’s overall ambition and purpose. The review considered the health inclusivity initiatives underway and in the pipeline to deliver against the current target to empower 50 million people a year to be more included in opportunities for better everyday health by 2025. The Committee considered the challenge in measuring social impact and the upcoming implications of the tangible measures required in compliance with CSRD reporting and assurance. The deep dive equipped the Committee with an overview of the key opportunities and challenges to support its oversight of Haleon’s current and future ambitions in this area. Nature The Committee received an externally facilitated session on nature and biodiversity loss, examining the key drivers and their implications for the planet, society and business. The session provided a strong foundation for the Committee’s discussion on the ways Haleon is impacted by, and impacts, nature, and expectations from our key stakeholders. This included an overview of the process used by Haleon to assess our dependencies, impacts, risks and opportunities related to nature over our value chain and in preparation for compliance with TNFD. The session enhanced the Committee’s understanding of how businesses can effectively respond to nature-related challenges and how Haleon can prepare for future reporting in this area. ESG performance and reporting The Committee maintained oversight of Haleon’s ESG performance through regular reviews of our responsible business scorecard. We monitored progress against key commitments across environmental targets (including packaging); health inclusivity goals; and core standards in diversity and inclusion, product quality, health and safety, and supplier requirements. We are pleased to report to shareholders that Haleon successfully delivered against its Responsible Business strategy and KPI targets in 2024. The Committee also focused on enhancing our ESG reporting framework to meet evolving regulatory requirements. Key developments included conducting Haleon’s first CSRD double materiality assessment and strengthening our external disclosure through the publication of our first Responsible Business Report and Climate Action Transition Plan. Stakeholder engagement Engagement with stakeholders on ESG matters remained a priority in 2024. The Committee received regular updates on interactions with consumers, customers, employees, the government, industry regulators, investors and suppliers. This included two supplier sustainability summits held in 2024, with more than 350 suppliers attending across both summits; announcing our partnership with Johnson Controls to further accelerate supply chain decarbonisation; Haleon’s presence at Climate Week; a consumer insights study in India which engaged 500 consumers, focusing on people’s health and wellbeing and their experience of health inclusivity; and maintaining ongoing engagement with ESG investors on a 1:1 basis, sharing our Responsible Business Report with over 30 of them. Committee performance review As part of the external Board and Committee performance review, the Committee was assessed to be operating effectively with good oversight of Haleon’s sustainability agenda. The Committee progressed all the key areas of focus from the 2024 performance review. A number of areas were highlighted for the Committee to consider going forwards and these form part of the 2025 action plan below: Action plan 2025 Focus area Actions External reporting Continue focus on Haleon’s preparedness for current and future external sustainability disclosures, including CSRD. KPIs/targets Maintain oversight of the delivery of sustainability KPIs and targets. Training Continue deep dive sessions on areas of ESG evolution. 78 Haleon Annual Report and Form 20-F 2024 Corporate Governance

Sir Dave Lewis Chair Letter from the Chair I am pleased to present our Report for 2024, which was a year of significant activity in Board composition and succession planning. The Committee has undertaken comprehensive succession planning in relation to the Board and the Executive Team. This year, we successfully appointed Dawn Allen, as our new CFO, and three new Independent Non-Executive Directors, Alan Stewart, Nancy Avila and Bláthnaid Bergin. These appointments followed rigorous selection processes guided by our Board skills and experience matrix, strengthening our collective expertise while advancing our objectives. In addition, the Committee maintained close oversight of governance matters during the year, including the review of Haleon’s governance framework and leading Haleon’s first external performance review. We have continued to monitor progress against our Board Inclusion Policy objectives, while regularly reviewing the composition and effectiveness of both the Board and its Committees. The effectiveness of the Committee was assessed as part of the first external Board and Committee performance review and was considered to be operating effectively. The specific actions for the Committee are provided later in this report, and will be an additional area of focus for the Committee in 2025. Committee activities Succession planning — Considered Non-Executive Directors’ tenure and succession planning arrangements for the Board including the CEO and CFO. — Reviewed the composition of the Executive Team and discussed key experiences, strengths, development areas, performance and succession coverage. — Reviewed and discussed the Board skills and experience matrix for Non-Executive Directors. — Considered the criteria for the appointment of new Non-Executive Directors and recommended the appointment of Alan Stewart, Nancy Avila and Bláthnaid Bergin to the Board for approval. — Reviewed the candidates for the appointment to the Audit & Risk Committee Chair (and Audit Committee Financial Expert) and recommended Alan Stewart to the Board for approval. Board composition — Reviewed the composition of the Board and its Committees. — Discussed progress against objectives and reviewed the Board Inclusion Policy. Evaluation and annual assessment of performance — Assessed the independence of the Non-Executive Directors. — Recommended to the Board that each Director stand for re-election by shareholders at the Company’s 2024 AGM. — Reviewed and made recommendations to the Board in respect of each Director’s actual, potential or perceived conflicts of interest. — Reviewed the independence and time commitments of the Non-Executive Directors. Governance — Considered the potential external Board performance reviewers and agreed to appoint Christopher Saul Associates to conduct the 2024 Board performance review. — Discussed the feedback from the 2024 Board and Committee effectiveness review and the action plans. — Considered the Director induction plan for Alan Stewart, Nancy Avila and Bláthnaid Bergin. — Reviewed and approved changes to the Haleon Governance Framework. — Reviewed the governance of Haleon’s subsidiary companies. Key duties and responsibilities The Committee’s responsibilities include: — Leading the process for appointments to the Board. — Ensuring plans are in place for orderly succession to both the Board and senior leadership positions. — Overseeing the development of a pipeline for succession at Board and senior management level. — Monitoring and, where appropriate, recommending changes to the Company’s corporate governance framework. Membership and meetings Excluding the Chair, who was considered independent on appointment, the Committee comprises solely Independent Non-Executive Directors. Details are set out on pages 59-61, together with details of attendance for the year on page 65. The CEO and the Chief Human Resources Officer regularly attended meetings, with other attendees invited as appropriate. Succession planning The Committee maintained oversight of succession planning to ensure Haleon has the right leadership capabilities for both immediate and future needs. Throughout 2024, we continued to review and develop our succession plans at Board and senior management level, focusing on building a robust talent pipeline. This structured approach to succession planning was demonstrated through four key Board appointments during the year: Alan Stewart succeeded Deirdre Mahlan as Audit & Risk Committee Chair; Nancy Avila’s appointment addressed our identified need for enhanced digital expertise; Bláthnaid Bergin enriches the financial experience on the Board; and the appointment of Dawn Allen as CFO, further Nominations & Governance Committee Report Haleon Annual Report and Form 20-F 2024 79 Corporate Governance Nominations & Governance Committee Report

Nominations & Governance Committee Report continued 1. We reviewed our Board skills matrix to identify specific areas where additional expertise would enhance Board effectiveness. This review identified the need for: a director with experience in technology, digital, data, cyber-security and AI; a director with the financial leadership experience to succeed Deirdre Mahlan as Chair of the Audit & Risk Committee; and a director with recent executive experience. 2. We engaged the Lygon Group to support the search process and worked closely with them to develop a detailed role specification, which outlined the required experience, skills, and personal qualities needed for the role. The Lygon Group is a signatory to the Voluntary Code of Conduct for Executive Search Firms and there are no connections between Lygon Group and the Company or its individual directors. Inductions of the new Non-Executive Directors included: strategic discussions with the Chair and CEO; detailed governance briefings with the Company Secretary; and sessions with the CFO on financial performance, reporting and controls. They also met with senior management on legal matters, risk management and internal audit, and technology and cyber security. CFO appointment The Committee led the appointment of Dawn Allen as CFO in line with the Board appointment process. Following an extensive search considering both internal and external candidates, led by the Lygon Group, we appointed Dawn Allen as CFO with effect from 1 November 2024. Dawn brings exceptional financial leadership experience in the global consumer goods sector. Her track record in driving business performance, combined with her extensive international experience and deep understanding of consumer-focused businesses, made her the standout candidate for this crucial role. The Committee was particularly impressed with her strategic mindset and proven ability to deliver business transformation, skills that align closely with Haleon’s growth ambitions. Following her appointment, Dawn received a comprehensive induction to Haleon as set out on page 63. Executive Committee changes The Committee also discussed the Company’s leadership requirements including assessing the Executive Team’s capabilities and development plans against the current and future succession needs. In addition, it reviewed the people strategy and talent agenda more broadly to help in developing a pipeline of potential future leaders. Ed Petter joined the Executive Team in January 2024 as Chief Corporate Affairs Officer. In August, Adrian Morris and Line de Decker joined the Executive Team as General Counsel and Chief Human Resources Officer, respectively. Claire Dickson joined the Executive Team in September as Chief Digital and Technology Officer. Tobias Hestler stepped down as CFO from the Board and Executive Team following Dawn’s appointment on 1 November 2024. strengthened our executive leadership. These appointments reflect our commitment to maintaining a well-balanced Board with the right mix of skills and experience to drive Haleon’s strategic agenda. Board appointment process: The Nominations & Governance Committee follows a structured and rigorous process for Board appointments to ensure we identify and select the most suitable candidates. Our appointment process comprised five key stages: Step 1 Confirm objective of the process and role specification Step 2 Engage external executive recruitment agency and agree the process Step 3 Assess the long list against the role specification Step 4 Agree a shortlist and arrange interviews Step 5 Identify the preferred candidate to recommend to the Board Step 6 Director induction 3. The Committee reviewed an extensive long list of potential candidates, evaluating each against our predetermined criteria. This assessment considered not only technical capabilities but also the potential contribution to Board dynamics and overall composition. 4. Following the initial assessment, we conducted in-depth interviews with shortlisted candidates. These interviews involved Committee members and other Board Directors to ensure a thorough evaluation of each candidate’s suitability. 5. The Committee identified Alan Stewart, Nancy Avila and Bláthnaid Bergin as its preferred candidates and made a recommendation to appoint them to the Board. This followed confirmation of independence and capacity to take on the role. 6. Both Alan and Nancy received a comprehensive induction, tailored to suit their individual needs, which comprised a balance of knowledge-based sessions with both internal functions and external advisors. Bláthnaid’s induction commenced following the announcement of her appointment to the Board. Board appointments Alan Stewart was appointed to the Board, Audit & Risk, Nominations & Governance, Remuneration, and Environmental & Social Sustainability Committees on 1 September 2024. He succeeded Deirdre Mahlan as Chair of the Audit & Risk Committee on 1 October 2024. Alan brings extensive FTSE 100 financial leadership experience and deep retail sector knowledge to the Board. His proven track record in financial stewardship and corporate governance made him the ideal candidate to chair our Audit & Risk Committee. Nancy Avila was appointed to the Board and the Audit & Risk Committee on 1 September 2024. Her appointment addressed our identified need for enhanced digital and technical expertise at Board level and has strengthened our oversight of digital transformation initiatives and technological innovation, areas crucial to Haleon’s future growth strategy. Bláthnaid Bergin joined the Board on 24 February 2025. Bláthnaid brings strong financial leadership and strategic planning to the Board, with a wealth of experience in transformation across multiple consumer-facing industries that will be valuable to Board discussions. >> Biographical details of Executive Team members can be found on pages 62 and 63. 80 Haleon Annual Report and Form 20-F 2024 Corporate Governance

Committee performance review As part of the external Board and Committee performance review, the Committee was assessed to be operating effectively, with Director induction and management of conflicts of interest positively highlighted. The Committee progressed all the key areas of focus from the 2024 performance review. A number of key areas were highlighted for the Committee to consider going forward and form part of the 2025 action plan below. Succession planning and talent development will remain areas of key focus for the Committee in 2025. Action plan 2025 Focus area Actions Succession planning Sustain progress on succession planning for the Board and the Executive Team. Development Support development and talent management for the Executive Team and senior management. Governance structure Review Board and Committee structures with the changes in Non-Executive Director membership. Composition, time commitment and independence The Committee regularly evaluates Board composition to ensure it remains effective and well balanced. During 2024, we reviewed the collective skills, experience, and composition of the Board and its Committees. As part of this assessment, we examined the time commitment of each Non-Executive Director, confirming their capacity to fulfil their roles effectively alongside external commitments. In addition, the Board considered the appointment of Brian McNamara as a Non-Executive Director of Mondelēz International, Inc. effective from 1 February 2024, and found that he continued to have sufficient time to commit to his role as CEO of Haleon. The Committee supports the Board in its consideration of potential conflicts of interests. The Board maintains a strong independent element, with more than half of its members being Independent Non-Executive Directors, in compliance with the UK Corporate Governance Code. The Committee actively oversees Board representation, ensuring a balanced range of experiences and skill sets while maintaining our focus on merit-based appointments. As at 6 March 2025, the Company met the recommendations of the FTSE Women Leaders Review on gender representation, and the Parker Review objective on board ethnic minority representation. The Board met and exceeded the UK Listing Rules requirements in respect of gender representation and ethnic diversity. The tables below provide the information, required under the UK Listing Rules in the mandatory format. Governance framework During 2024, the Committee reviewed enhancements to our governance framework to consolidate our Board and Committee Terms of Reference into a single, cohesive structure to strengthen our governance oversight and reduce duplication and complexity. Key updates included: — Enhanced oversight of ESG matters across our governance framework. — Strengthened risk management processes and reporting. — Updated delegated authorities to support efficient decision-making. — Enhanced alignment with current and upcoming regulatory requirements. Gender representation as at 6 March 20251 Number of Board members Percentage of the Board Number of senior positions on the Board (Chair, SID, CEO and CFO) Number in executive management2 Percentage of executive management Men 4 36% 3 7 54% Women 7 64% 1 6 46% Not specified/prefer not to say — — — — — Ethnicity representation as at 6 March 20251 Number of Board members Percentage of the Board Number of senior positions on the Board (Chair, SID, CEO and CFO) Number in executive management2 Percentage of executive management White British or other White (including minority-white groups) 8 73% 3 11 85% Mixed/Multiple Ethnic Groups 1 9% — — — Asian/Asian British 2 18% 1 2 15% Black/African/Caribbean/Black British — — — — — Other ethnic group, including Arab — — — — — Not specified/prefer not to say — — — — — For the purposes of UKLR 6.6.6 (11), the data disclosed in these tables was compiled using information acquired through the ‘Self-ID’ tool accessible to employees via the Company’s HR information system. Information relating to the Board was provided on a voluntary basis. >> Information on the gender representation of the Executive Team and their direct reports is available on pages 20 and 62. >> See our Board Inclusion Policy at www.haleon.com/who-we-are/Governance/board-and-board-committees 1 Data as at the latest practicable date of 6 March 2025. 2 Executive management is defined as members of the Executive Team (including the CEO and CFO). Haleon Annual Report and Form 20-F 2024 81 Corporate Governance Nominations & Governance Committee Report

EBITDA targets. This outcome includes an adjustment to exclude the impact of acquiring an additional stake in the TSKF joint venture which was not anticipated when the targets were set. When reviewing the final outcome, the Committee carefully considered the impact of inflation experienced in several markets over the performance period in the context of wider business performance. As a result of this review, the Committee considered it appropriate to apply downward discretion to the final outcome which resulted in a reduction of c. 9ppts compared to the formulaic result. This means these awards will vest at 76% of maximum. The Committee is satisfied that the vesting outcome is reflective of broader underlying business performance, and that plans to meet Haleon’s responsible business commitments are on track. >> Full details of the 2024 remuneration paid to the Directors and the basis for its determination are set out on pages 86–90. Rewarding 2024 performance During 2024, Haleon made meaningful improvements across all aspects of our strategy. Organic revenue growth was achieved at 5% and organic operating profit growth was achieved at 9.8%. The overall outcome under the financial measures of the 2024 Annual Incentive Plan (AIP) was therefore 54% of the maximum opportunity. This outcome is aligned with the wider workforce on the same global financial measures. Individual AIP outcomes for Executive Directors, including performance against the Individual Business Objectives (IBOs), are 58.2% of maximum for the CEO, 57.3% of maximum for the outgoing CFO and 57.8% of maximum for the incoming CFO. The Haleon Performance Share Plan (PSP) awards granted in 2022 will vest in March 2025, by reference to the performance period ended on 31 December 2024. The formulaic outcome for these awards was 85% of maximum based on performance against the cumulative free cash flow and net debt/adjusted Directors’ Remuneration Report Letter from the Chair I am pleased to present the Directors’ Remuneration Report for Haleon for the year ended 31 December 2024. The Committee remains confident that Haleon’s Directors’ Remuneration Policy and its implementation continues to drive progress against our strategic goals and commitments, while creating a sustainable, values and purpose-led company. I would like to thank the shareholders that engaged with me and provided helpful feedback throughout the year. This Report sets out an overview of the business performance in the year and the corresponding incentive payouts, how we intend to apply our remuneration policy in 2025 and an overview of the remuneration arrangements in relation to the CFO transition. Tracy Clarke Chair The 2025 PSP performance measures remain cumulative free cash flow (50% weighting), adjusted diluted earnings per share (EPS) growth (30% weighting), organic operating margin improvement (20% weighting) with the ESG qualifier thresholds remaining in relation to carbon reduction and reducing virgin petroleum-based packaging. Haleon is committed to an inclusive organisation that represents the consumers and communities who rely on our brands. This commitment has not changed, however to ensure continued compliance with requirements in countries in which we operate we have modified the ESG qualifier to remove the gender representation threshold from 2025 PSP awards (see page 91). The Committee will keep this decision under review, particularly in relation to inflight PSP awards granted in 2023 and 2024. In combination across the AIP and PSP, the financial measures have been chosen to align our Executive Directors’ remuneration with our strategy to deliver sustainable above-market growth and attractive returns, while running a responsible business, which is integral to all that we do. >> Further information about the measures and targets linked to incentive awards is provided on pages 87–91. 2025 remuneration arrangements There have been no changes to the Directors’ Remuneration Policy approved by shareholders at the 2023 AGM. For 2025, the Committee reviewed the incentive performance measures to ensure they continue to align with the delivery of the strategic goals and commitments made to investors. The Committee concluded that while the 2025 AIP should retain the same measures, the weighting of the two financial measures of the AIP should be re-balanced to increase the focus on organic operating profit growth, which will now have a 40% weighting (from 20% previously). As a result, there will be a 40% weighting for organic revenue growth (from 60% previously), and no change to the weighting of IBOs. This change reflects the evolution of Haleon to be a more agile fast moving consumer health company. The focus on profit will help drive improvements across the business particularly across supply chain, systems and processes, and reflects our move into the third year of our productivity programme. At the same time, we will keep sight of the importance of driving revenue growth which is also a key determinant of shareholder returns. Overall, the 2025 AIP performance measures will be: — organic revenue growth (40% weighting) — organic operating profit growth (40% weighting); and — IBOs (20% weighting). Having considered all relevant factors, including workforce remuneration arrangements, inflation rates and market practice, the Committee approved a 3.5% salary increase for the Executive Directors, which is in line with the average 3.5% increase awarded to UK employees. In respect of the CFO, as Dawn Allen’s appointment salary was set in line with that of her predecessor, which was agreed at the start of 2024, the Committee concluded that it was appropriate for her to receive an increase in line with the UK workforce for 2025. The Committee also approved a 3.5% fee increase for the Chair. The base fees for Non-Executive Directors will increase by 3.5% and the fees for the Chair of the Environmental & Social Sustainability Committee will increase by £5,000 bringing the 2025 fees to £35,000 per annum. CFO transition In April 2024, Haleon announced that Tobias Hestler would step down from the role of CFO to better balance work demands with the management of a long-term health condition, and that Dawn Allen would become the new CFO with effect from 1 November 2024. The remuneration arrangements of the incoming and the outgoing CFO are in line with Haleon’s Directors’ Remuneration Policy approved by shareholders and were disclosed at the time of the announcement. 82 Haleon Annual Report and Form 20-F 2024 Corporate Governance

Committee activities Executive remuneration and incentive plans — Approving the 2024 AIP and PSP targets, including the IBOs. — Approving the 2023 AIP outcome and the 2023 PSP Refill awards vesting outcome. — Approving the 2025 AIP and PSP measures and targets. — Approving 2024 and 2025 remuneration arrangements for the members of the Executive Team, including the Executive Directors, and the Company Secretary. — Reviewing the 2025 AIP design for the Executive Team. Stakeholder engagement — Considering shareholder feedback on the 2023 Directors’ Remuneration Report and the outcomes of the 2024 AGM. — Considering and approving the 2024 shareholder engagement timeline and materials. — Discussing the workforce remuneration arrangements. Governance — Approving the final 2023 and draft 2024 Directors’ Remuneration Reports. — Approving the remuneration arrangements for the incoming and outgoing members of the Executive Team, including the CFO. — Approving the 2024 schedule of business. As part of the external Board and Committee performance review, the Committee was assessed to be operating effectively. The Committee progressed all the key areas of focus from the 2024 performance review. The 2025 action plan is below: Action plan 2025 Focus area Actions Remuneration — Continue focus on key areas of the Committee’s remit. — Review framework and targets ahead of Remuneration Policy review and submission for shareholder approval in 2026. — Build on progress in delivering effective and transparent disclosures. of employment. Tobias stepped down from the Board on 1 November 2024, but remained with the business until the end of 2024, to ensure an orderly transition. He remained eligible for the 2024 AIP which will be paid in March 2025, with 50% deferred for three years, in line with the Directors’ Remuneration Policy. >> Full details related to the incoming and outgoing CFO’s remuneration arrangements are described further in this Report on pages 92 and 93. On appointment, Dawn Allen’s base salary was set at £730,000. The Committee believes that this salary level is representative of Dawn’s skills, experience and the scope of the role. Dawn receives a pension contribution at 7% of annual base salary as a cash allowance. The incentive opportunities remain unchanged from the levels awarded to the outgoing CFO: a maximum AIP opportunity of 200% of base salary and a maximum PSP award of 350% of base salary, in line with the Directors’ Remuneration Policy. The Committee has approved good leaver status for Tobias’ incentive awards with unvested PSP awards subject to proration. The PSP award granted to him in 2024 lapsed following the notice of termination I wrote to our largest shareholders to inform them of the planned salary increases and the 2025 AIP and PSP performance measures. I am very grateful for the support and valuable comments that we have received. Our current Directors’ Remuneration Policy was well received by shareholders (2023 AGM approval vote: 98.19%). The Committee will be reviewing the Policy during 2025 to ensure it continues to align with our long-term ambitions and corporate governance requirements. I look forward to consulting with shareholders on the outcomes of the review and the new Policy, which will be submitted for approval at the 2026 AGM. Key duties and responsibilities The Remuneration Committee’s principal responsibilities are: — Making recommendations to the Board on remuneration principles and policy applied to the Executive Directors. — Setting, reviewing and approving individual remuneration arrangements for the Chair, Executive Directors, senior leadership and the Company Secretary. — Designing remuneration policies and practices that support the Company’s strategy and promote its long-term sustainable success. — Ensuring that performance conditions are transparent, stretching and rigorously applied. — Enabling the use of discretion over outcomes and recovery and withholding of awards where the Committee deems this to be appropriate. — Making recommendations to the Board concerning the introduction of new share incentive plans which require Board or shareholder approval. — Reviewing employee remuneration and key related policies, and the alignment of incentives and rewards with the Company’s culture, and taking these into account when determining the policy for executive remuneration. Membership and meetings The Committee comprises solely Independent Non-Executive Directors. Details are set out on page 59–61, together with attendance for the year on page 65. The Chair, CEO, Chief Human Resources Officer, Global Head of Reward and a representative from the independent remuneration adviser (PwC) attend meetings on a regular basis. Other attendees are invited to meetings as appropriate. The Committee also meets without management present. No Directors or executives are present when their own remuneration is discussed nor involved in determining their own remuneration. AGM and shareholder engagement The Committee was pleased with the strong support received for our 2023 Directors’ Remuneration Report (95.74% votes in favour). In December 2024, Haleon Annual Report and Form 20-F 2024 83 Corporate Governance Directors’ Remuneration Report

Remuneration at a glance Directors’ Remuneration Report continued The current Directors’ Remuneration Policy (approved at the 2023 AGM) will apply until the 2026 AGM. The Committee is comfortable that the Policy operated as intended during 2024 and that the 2024 remuneration paid to Directors as set out below and within the Annual Report on Remuneration, was appropriate. >> The complete Policy is available on the Company’s website: www.haleon.com/who-we-are/Governance/codes-policies-and-standards Summary of the application of the Directors’ Remuneration Policy in 2024 and 2025 Element 2024 2025 2026 2027 2028 2029 Application for 2024 Application for 2025 Base Salary 2024 base salaries: — CEO: £1,306,250 — CFO (outgoing): £731,500 — CFO (incoming): £730,000 2025 base salaries: — CEO: £1,351,969 (+3.5%) — CFO: £755,550 (+3.5%) Benefits Benefits operated in line with the Policy Benefits will operate in line with the Policy Pension arrangements Employer contributions: — CEO: 7% of salary — CFO: 7% of salary No change Annual Incentive Plan (AIP) Deferral period Maximum AIP opportunities: — CEO: 200% of salary — CFO: 200% of salary 2024 performance measures: — 60% Organic revenue growth — 20% Organic operating profit growth — 20% IBOs 50% of any AIP earned is deferred for three years No change to AIP opportunities. 2025 performance measures: — 40% Organic revenue growth — 40% Organic operating profit growth — 20% IBOs 50% of any AIP earned is deferred for three years Performance Share Plan (PSP) Vesting period Holding period PSP award levels: — CEO: 450% of salary — CFO: 350% of salary 2024 performance measures: — 50% Cumulative free cash flow — 30% Adjusted diluted EPS growth — 20% Organic operating margin improvement — ESG qualifier No change to PSP award levels No change to 2025 Performance Measures Modification to ESG Qualifier as described in page 91 Share ownership requirements Share ownership requirements: — CEO: 450% of salary — CFO: 350% of salary No change Malus and clawback The Committee may apply malus and clawback any time prior to the second anniversary of the date the cash element of an annual bonus is paid, or a share award vests. The Committee may only invoke the malus and clawback policy provisions in circumstances such as a material misstatement of results; a failure of risk management resulting in material financial loss; an error or material misstatement which results in an overpayment (such as in the assessment of performance); a corporate failure of the Company; employee misconduct; or material reputational damage to the Company. The Company also operates a mandatory clawback policy that complies with the US Securities and Exchange Commission (SEC) requirements. What performance means for Executive Directors’ pay in 2024 At Haleon, remuneration packages are designed to ensure strong alignment between pay and performance. The Committee considers performance has been appropriately reflected in the incentive outcomes, as set out in the Annual Report on Remuneration from page 86. 84 Haleon Annual Report and Form 20-F 2024 Corporate Governance

2024 remuneration scenarios and actual remuneration received The charts below show the potential levels of remuneration which could be received by the CEO and the outgoing CFO under different performance scenarios based on the levels of regular AIP and PSP awards granted in the year, as well as actual remuneration received in respect of 2024 including the vesting of the 2022-24 PSP awards. This illustration shows the outgoing CFO’s remuneration until 31 December 2024 and does not show the remuneration of the incoming CFO as she joined the Board on 1 November 2024. 2024 AIP outcome The AIP outcomes were 58.2% of maximum for the CEO and 57.3% of maximum for the outgoing CFO. The incoming CFO was awarded a pro-rated AIP based on 57.8% of maximum. (Note: For the maximum payment scenario a 50% increase to share price is assumed.) Link between incentive measures and strategy A combination of financial and non-financial measures has been chosen to ensure that executive remuneration is aligned with the key performance indicators (KPIs) used by the business to monitor performance against our strategic priorities. The table below sets out the incentive measures and weightings used in AIP 2024 and each of the PSP cycles which were in-flight during 2024: Strategic KPI (as shown on pages 32-33 of this report) AIP measures (2024) PSP measures (cycles which were in-flight during 2024)1 2022-2024 cycle 2023-2025 cycle 2024-2026 cycle Organic revenue growth Organic revenue growth (60% weighting) Organic Operating margin improvement (20% weighting) Organic operating profit growth Organic operating profit growth (20% weighting) Adjusted diluted EPS growth Adjusted diluted EPS growth (30% weighting) Net debt/adjusted EBIDTA Net debt/adjusted EBITDA (50% weighting) Free cash flow Cumulative free cash flow (50% weighting) Carbon reduction Carbon reduction (ESG qualifier) Reduction in virgin petroleum-based packaging2 Reduction in virgin petroleum-based packaging (ESG qualifier)2 Gender Representation Gender Representation (ESG qualifier) 1 In determining the vesting levels and any adjustment which should apply, the Committee will also consider wider factors, including whether broader plans to meet Haleon’s responsible business commitments are on track. The Committee will consider all applicable legal and regulatory requirements when making its decision. 2 The 2022-24 and 2023-25 PSP ESG qualifier included a measure based on recycle-ready packaging. For the 2024-26 PSP this was replaced by the measure based on reduction in virgin petroleum-based packaging as the external commitment on recycle-ready packaging runs to 2025. >> Further details of the performance measures for the 2024 AIP and PSP awards, and how they are aligned with the Company’s strategy and the creation of shareholder value, are set out on pages 87-91 of the Directors’ Remuneration Report. 2025 AIP and PSP performance measures aligned with the 2025 strategic KPIs are set out on pages 89 and 91 of this Directors’ Remuneration Report. 2022-2024 PSP awards The first cycle of regular Haleon PSP awards will vest in March 2025 at 76% of maximum, in line with performance against the cumulative free cash flow, net debt/adjusted EBITDA targets and ESG qualifier. Minimum 100% £1,504,000 23% 12% 16% 20% 20% 17% 57% 68% 67% £6,430,000 £12,809,000 £9,062,000 Target Maximum Actual 2024 CEO Fixed pay AIP PSP Minimum 100% £815,000 26% 13% 19% 23% 24% 20% 61% 51% 63% £3,122,000 £6,064,000 £4,284,000 Target Maximum Actual 2024 Outgoing CFO CEO 76% Outgoing CFO 76% CEO 57.8% Outgoing CFO Incoming CFO 57.3% 58.2% Haleon Annual Report and Form 20-F 2024 85 Corporate Governance Directors’ Remuneration Report

Planned implementation for 2025 Content within a box indicates that all the information in the panel is planned for implementation in 2025. ‘Single figure’ of remuneration — Executive Directors The following table shows a single total figure of remuneration for each Executive Director in respect of qualifying services for the 2024 and 2023 financial years. £000 Brian McNamara 2024 Brian McNamara 2023 Tobias Hestler 20245 Tobias Hestler 2023 Dawn Allen 20246 Salary 1,292 1,250 604 700 133 Benefits 122 171 34 45 15 Pension 90 88 42 49 9 Total fixed remuneration 1,504 1,509 680 794 157 AIP1 1,520 1,880 701 1,088 150 PSP2,3 6,038 2,434 — 165 — Other4 — — — — 2,127 Total variable remuneration 7,558 4,314 701 1,253 2,277 Total remuneration7 9,062 5,823 1,381 2,047 2,434 1 The value of the 2024 AIP includes both the cash (50% of the AIP) and deferred portion (50% of the AIP). The deferred part of the bonus is subject to malus and clawback in accordance with the malus and clawback policy, but no further performance conditions. Tobias Hestler stepped down from the Board on 1 November 2024 but remained employed until 31 December 2024. The value of the AIP attributable to the period between 2 November and 31 December is disclosed under “payments for loss of office” on pages 92-93 of this Report. 2 2023 column shows the PSP Refill awards which vested in March 2024. The value of awards has been restated to show the actual share price and ADS price at vesting of £3.3015/$8.4500 and includes the accumulated dividends delivered in the form of shares. Due to the share price appreciation over the vesting period, the value of the 2023 PSP Refill awards is higher than the value at grant by $123,537 (£99,627) for Brian McNamara and by £3,533 for Tobias Hestler. The value of the 2023 PSP Refill award for Brian McNamara has been converted from USD to GBP using the average 2023 exchange rate of 1.24. 3 2024 column shows the value of the 2022-2024 PSP awards which will vest in March 2025 calculated based on the average share price over the last three months of 2024 of £3.7630. The actual value of vesting PSP awards, based on the share price on the vesting date will be shown in the 2025 Directors’ Remuneration Report. Due to the share price appreciation over the vesting period, the estimated value of the 2022 PSP awards is higher than the value at grant by £1,585,746 for Brian McNamara. The value of Tobias’s 2022 PSP award, as well as the amount attributable to share price appreciation, are disclosed under “payments for loss of office” on pages 92-93 of this Report. No discretion has been exercised as a result of the share price change. 4 Other remuneration for Dawn Allen includes cash awards as well as share awards without performance conditions made on appointment. These awards were made to compensate the value foregone on termination of her employment with Tate & Lyle. The full details of appointment awards are set out on page 92 of this Report. Value of vested share awards is calculated using share price on vest date (£3.718) and value of unvested share awards is calculated based on the average share price over the last three months of 2024 (£3.7630). 5 2024 remuneration for Tobias Hestler has been pro-rated until the date on which he stepped down from the Board on 1 November 2024. 6 2024 remuneration for Dawn Allen shows amounts paid in respect of the period of her employment (28 October–31 December 2024). 7 Each remuneration element is rounded to the nearest £1,000, and totals reflect the sum of these rounded values. Salary Executive Directors received a 4.5% salary increase in 2024 in line with the average increases awarded to the wider UK workforce. Executive Director Annual base salary as of 1 January 2024 Annual base salary as of 1 April 2024 Brian McNamara £1,250,000 £1,306,250 Tobias Hestler £700,000 £731,500 2025 salaries In determining whether salary increases should be awarded to Executive Directors, the Committee carefully considered investors’ expectations, external environment, company performance, salary increases for the wider workforce, personal performance and competitive market positioning against the FTSE 30 (excluding financial services) and large international FMCG companies peer groups1. The Committee approved a 2025 salary increase of 3.5% for the Executive Directors, in line with the wider UK workforce. Executive Director Annual base salary from 1 April 2025 % increase Brian McNamara £1,351,969 3.5% Dawn Allen £755,550 3.5% 1 In 2024 this group included Diageo, AstraZeneca, GSK, British American Tobacco, Vodafone Group, Imperial Brands, Danone S.A., Heineken N.V., Burberry Group, Associated British Foods, L’Oréal S.A., Pernod Ricard SA, Sanofi and Siemens Healthineers AG. Benefits 2024 benefits for Executive Directors included family private healthcare, death in service, income protection, financial planning, car travel, reimbursement of business expenses deemed to be taxable benefits, and (for the CEO only) home security services. Executive Directors are eligible to participate in the HMRC approved Haleon Share Save Plan and Share Reward Plan. Details of Executive Directors’ rights under the Share Save Plan are set out in the ‘Statement of Directors’ shareholding and share interests’ table on page 97. Directors’ Remuneration Report continued Annual Report on Remuneration 86 Haleon Annual Report and Form 20-F 2024 Corporate Governance

2025 benefits Benefits for 2025 remain in line with the Policy. Pension Executive Directors receive pension contributions at the rate of 7% of annual base salary which includes contributions to the pension plan as well as cash allowances. Executive Directors do not participate in defined benefit pension plans. Executive Director Pension plan contributions Pension allowance Total 2024 pension contributions Brian McNamara £0 £90,453 £90,453 Tobias Hestler £5,556 £36,564 £42,120 Dawn Allen £0 £9,303 £9,303 2025 Pension Pension for 2025 remains in line with the Policy and with the broader workforce. 2024 Annual Incentive Plan (AIP) awards 80% of the bonus opportunity is determined by financial performance and 20% is based upon the achievement of IBOs. The figures below represent the total 2024 AIP awards to be paid, including the portion payable in cash in 2025, and the 50% portion deferred into Haleon shares for a further three years to 2028, subject to continued employment and malus and clawback provisions. The award made to Tobias Hestler will be deferred under the same conditions. 2024 AIP targets 2024 AIP outcome AIP outcome (% of max per element) Performance measures Weighting Threshold (25% of max) Target (50% of max) Maximum (100% of max) Actual Outcome (% of max) Brian McNamara Tobias Hestler Dawn Allen Organic revenue growth 60% 2.3% 5.3% 8.3% 5.0% 47% 28.2% 28.2% 28.2% Organic operating profit growth 20% 3.5% 7.5% 11.5% 9.8% 78.8% 15.8% 15.8% 15.8% IBOs — Brian McNamara 20% Details of performance are set out on page 88. 14.2% — — IBOs — Tobias Hestler1 — 13.3% — IBOs — Dawn Allen2 — — 13.8% AIP award (% of maximum) 58.2% 57.3% 57.8% AIP award (value) £1,519,691 £701,240 £149,740 The colour bars represent the actual outcome. 1 Tobias Hestler stepped down from the Board on 1 November 2024, but remained employed until 31 December 2024. The value of the AIP disclosed above relates to the period between 1 January and 1 November 2024. The value of the AIP attributable to the period between 2 November and 31 December is disclosed under “payments for loss of office” of pages 92 and 93 of this Report. 2 Dawn Allen joined Haleon on 28 October 2024 and her 2024 AIP has been pro-rated for the period between 28 October and 31 December 2024. In the prior year Directors’ Remuneration Report, the Committee confirmed that it reviewed the impact of inflation experienced in several markets and considered it appropriate to apply downward discretion to the formulaic result for the 2023 AIP outcome, details of which are available in the 2023 Report. For 2024 Haleon’s accounting approach follows hyper-inflation standards, whereby inflation impacts above a threshold for specific countries are removed from both targets and actual outcomes. Given this change in approach and having considered wider business performance, there is no discretion applied to the formulaic result for the 2024 AIP outcome. Haleon Annual Report and Form 20-F 2024 87 Corporate Governance Directors’ Remuneration Report

Achievement of 2024 individual business objectives (IBOs) 20% of the Executive Directors’ 2024 AIP is linked to the achievement of IBOs which were focused on key strategic objectives. In addition to the objectives outlined, there is an expectation that the Executive Directors will each demonstrate the required high leadership standards and behaviours of the Company. The table below summarises performance against the key 2024 IBOs for the CEO, the outgoing CFO and new CFO: Brian McNamara Objective Description of performance Growth strategy Define breakthrough growth strategy for India to deliver accelerated growth per annum. — Strategy developed to deliver the accelerated growth plan. — 2024 performance was particularly strong in India, up double digits driven by successful in market execution. Further details on page 39. Culture Further develop the blueprint for Haleon cultural development and deliver on key organisational objectives. — Significant progress across all key culture measures, evidenced by 2024 global all-employee engagement survey results (89% response rate). — Overall engagement score improved from 78% to 81% in 2024 (+3 points vs 2023, and +3 points compared to external peer benchmark). Portfolio Review Finalise strategy and execution for acquisition of additional equity interest in TSKF. — Successful £500m acquisition of an additional 33% equity interest in TSKF, the joint venture which operates Haleon’s OTC business in China. — This increases Haleon’s participation in TSKF to 88%, delivering greater control and increased strategic and operational flexibility across the business, and is accretive to EPS for Haleon’s shareholders. Haleon also has an option to acquire the remaining 12% shareholding. Recognising Brian’s performance during 2024, the Committee judged that 14.2% of a maximum of 20% attributable to IBOs was appropriate. Tobias Hestler Objective Description of performance Productivity Deliver agreed Haleon productivity program benefits and Procurement savings. — Overall Haleon productivity benefits ahead of initial expectation with approximately half of £300m gross savings delivered in 2024. See page 34 for further details. Business Services Establish blueprint and plan for Global Business Services. — Blueprint presented to the Board, plan developed which will deliver further cost savings over 2025-27. Portfolio Review Progress divestments and complete acquisition of additional equity interest in TSKF. — Successful completion of divestments including ChapStick and NRT business outside US in 2024 for approximately £0.8bn. — Successful £500m acquisition of an additional 33% equity interest in TSKF, the joint venture which operates Haleon’s OTC business in China. — This increases Haleon’s participation in TSKF to 88%, delivering greater control and increased strategic and operational flexibility across the business, and is accretive to EPS for Haleon’s shareholders. Haleon also has an option to acquire the remaining 12% shareholding. Recognising Tobias’s performance during 2024, the Committee judged that 13.3% of a maximum of 20% attributable to IBOs was appropriate. Dawn Allen Objective Description of performance Portfolio Review Complete acquisition of additional equity interest in TSKF. — Successful £500m acquisition of an additional 33% equity interest in TSKF, the joint venture which operates Haleon’s OTC business in China. — This increases Haleon’s participation in TSKF to 88%, delivering greater control and increased strategic and operational flexibility across the business, and is accretive to EPS for Haleon’s shareholders. Haleon also has an option to acquire the remaining 12% shareholding. Capital Market Day Develop approach for Capital Markets Day — Plan developed and approval secured for the 2025 Capital Markets Day. Recognising Dawn’s performance during 2024, the Committee judged that 13.8% of a maximum of 20% attributable to IBOs was appropriate. Since Dawn joined on 28 October 2024 it was agreed with the Committee that she will have only two IBOs weighted equally at 10% each. Directors’ Remuneration Report continued Annual Report on Remuneration continued 88 Haleon Annual Report and Form 20-F 2024 Corporate Governance

Deferral policy for the 2024 AIP In line with the Policy, 50% of the 2024 AIP awards (to be paid in March 2025) will be deferred for three years into conditional awards over Haleon shares, subject to continued employment and malus and clawback provisions. The award made to Tobias Hestler will be deferred under the same conditions. These deferred bonus awards are expected to be granted in March 2025 and will be disclosed in the 2025 Directors’ Remuneration Report. Deferred Annual Bonus Plan (DABP) awards in respect of the 2023 AIP made in 2024 The following table sets out details of mandatory deferral into the DABP of the 2023 AIP awards made on 13 March 2024: Executive Director Type of award Nature of award Number of shares subject to award Grant price1 Face value at grant Brian McNamara DABP Conditional shares 285,715 £3.29 £940,000 Tobias Hestler DABP Conditional shares 165,320 £3.29 £543,900 1 Grant price is calculated as the average closing share price over the three business days immediately preceding the grant date. 2025 AIP awards In line with the Policy, for 2025 the target and maximum AIP opportunities for our Executive Directors will be: Executive Director Target opportunity (% of salary) Maximum opportunity (% of salary) Brian McNamara 100% 200% Dawn Allen 100% 200% Performance will be based on Group financial performance targets aligned to the Group’s KPIs, as well as IBOs. The 2025 AIP measures will remain unchanged from 2024, however (as described on page 82) the weighting of the two financial measures will be re-balanced to reflect the ongoing focus of driving both revenue and operating profit growth. The 2025 AIP performance measures will be: — Organic revenue growth (40%) measured at a constant exchange rate. — Organic operating profit growth (40%); and measured at a constant exchange rate. — Individual Business Objectives (20%). 2025 AIP targets are considered commercially sensitive and will be disclosed in the 2025 Annual Report. In line with the Policy, 50% of all 2025 AIP awards will be deferred for three years into conditional awards over Haleon shares, subject to continued employment, malus and clawback provisions. 2022-2024 Performance Share Plan awards vesting The first cycle of three-year Haleon Performance Share Plan awards is due to vest in March 2025, by reference to the performance period ended on 31 December 2024. As disclosed in the 2022 Annual Report, performance measures for the awards were cumulative free cash flow (50%), net debt/adjusted EBITDA (50%) and the ESG qualifier. Target ranges Outcome Performance measures Weighting Minimum (25% vesting)1 Maximum (100% vesting)1 Actual outcome2 Level of vesting Cumulative free cash flow (Measured on a cumulative basis over the performance period 2022-24) 50% £4.557bn £5.557bn £5.318bn 82% Net debt/adjusted EBITDA (Measured as a ratio at year end 2024) 50% 3.0x 2.4x 2.6x 69% Overall vesting level (% of maximum)3 76% The colour bars represent the actual outcome. 1 Straight-line interpolation is applied for performance between minimum and maximum. 2 The net debt/adjusted EBITDA actual outcome has been adjusted to exclude the impact of Haleon’s acquisition of an additional 33% stake in the TSKF joint venture, which completed on 30 December 2024. This adjustment to actual outcome was necessary as this acquisition was not anticipated at the time the targets were set at the beginning of the performance period and therefore not factored into the original targets. This adjustment ensures that the targets retain the originally intended level of stretch. 3 When reviewing the final outcome, the Committee carefully considered the impact of inflation experienced in several markets over the performance period in the context of wider business performance (in line with the adjustment approach used in respect of 2023 AIP as disclosed in the 2023 Report). As a result of this, the Committee considered it appropriate to apply downward discretion to the 2022-24 PSP outcome which resulted in a reduction of c. 9 percentage points compared to the formulaic result, which was 85% of maximum. Haleon Annual Report and Form 20-F 2024 89 Corporate Governance Directors’ Remuneration Report

The Committee also considered progress made during the performance period on carbon reduction, recycle-ready packaging and gender representation for the 2022-2024 performance period when determining the vesting outcome. Measure Threshold Actual outcome Threshold met? Carbon reduction (Measured for 12 months to November 2024) At least 30% reduction in Scope 1 and 2 carbon emissions from the 2020 level. 50% reduction in Scope 1 and 2 carbon emissions from the 2020 level. Yes Recycle-ready packaging (Measured for 12 months to June 2024) At least 68% of packaging should be recycle-ready. 74% of packaging recycle-ready. Yes Gender representation (Quarterly average in 2024) At least 44.5% of leadership roles held by women. 45.2% of leadership roles held by women. Yes As all thresholds have been met and the Committee was satisfied that broader plans to meet Haleon’s responsible business commitments were on track (see page 23), no reduction was applied to the level of vesting shown below. Executive Director Number of shares awarded Dividend equivalents accrued over the performance period Type of award Percentage of the PSP award vesting Number of shares vesting Value of shares vesting1 Brian McNamara 2,049,305 61,908 Ordinary shares 76% 1,604,522 £6,037,743 1 The value of shares vesting is based on the average share price during last three months of 2024 at £3.7630. Due to the share price appreciation over the vesting period, the estimated value of the 2022-2024 PSP awards is higher than the value at grant by £1,585,746 for Brian McNamara. The value of the PSP award that vested for Tobias Hestler is disclosed under “payments for loss of office” on pages 92 and 93 of this Report. Performance Share Plan awards made in 2024 Brian McNamara was made an award with a face value of 450% of salary. Dawn Allen was made an award with a face value of 350% of salary pro-rated to reflect her employment start date in October 2024. The award made to Tobias Hestler has lapsed following the notice of termination of his employment. The following table sets out details of awards made in 2024: Executive Director Date of grant End of the performance period Type of award Nature of award Number of shares subject to award Grant price1 Face value at grant Brian McNamara 13 March 2024 31 December 2026 PSP Conditional shares 1,709,727 £3.29 £5,625,000 Dawn Allen 31 October 2024 31 December 2026 PSP Conditional shares 170,3342 £3.75 £638,750 1 Grant price is calculated as the average closing share price over the three business days immediately preceding the grant date. 2 Dawn received additional PSP awards as a part of buyout disclosed on page 92. Performance measures for the PSP awards granted in 2024 As disclosed in the 2023 Annual Report, performance measures for the 2024-2026 PSP awards included cumulative free cash flow (50%), adjusted diluted EPS growth (30%) and organic operating margin improvement (20%). Target ranges Measure Weighting Minimum (25% vesting)1 Maximum (100% vesting)1 Cumulative free cash flow (Measured on a cumulative basis over the performance period 2024-26) 50% £5.310bn £6.490bn Adjusted diluted EPS growth (Measured as % growth on a cumulative basis over three years) 30% 6% p.a. 10% p.a. Organic operating margin improvement (Measured as bps improvement on a cumulative basis over three years) 20% +100 bps +270 bps 1 Straight-line interpolation is applied for performance between minimum and maximum. An ESG qualifier is also included within the 2024 PSP design, to reflect commitments that the Company has made on carbon reduction, the use of plastic and gender representation. At the end of the performance period, if any of the thresholds are missed, a reduction in the level of vesting of 10% could be applied for each missed threshold. In addition, if the metrics are static or go backwards compared to the 2023 baseline, a 25% reduction in the level of vesting could be applied for each measure (i.e., a potential overall reduction of up to 75%). Directors’ Remuneration Report continued Annual Report on Remuneration continued 90 Haleon Annual Report and Form 20-F 2024 Corporate Governance

The carbon reduction and gender representation ESG thresholds were retained in the 2024-2026 measures. The external commitment on recycle-ready packaging runs to 2025, and therefore this metric was replaced by a metric assessing the reduction in virgin petroleum-based packaging as part of the ESG qualifier for the 2024-2026 cycle, in line with Haleon’s responsible business commitment. The ESG qualifier thresholds for the 2024 PSP are as follows: Measure Threshold Carbon reduction (Measured for 12 months to November 2026) At least 55% reduction in Scope 1 and 2 carbon emissions from the 2020 level. Reduction in virgin petroleum-based packaging (Measured for 12 months to June 2026) At least 12% reduction from the 2022 level. Gender Representation (Quarterly average in 2026) At least 46% of leadership roles held by women. In determining the vesting levels and any adjustment which should apply, the Committee will also consider wider factors, including whether broader plans to meet Haleon’s responsible business commitments are on track. The Committee will consider all applicable legal and regulatory requirements when making its decision. Performance Share Plan awards to be made in 2025 Brian McNamara and Dawn Allen will be granted awards with a face value of 450% of salary and 350% of salary respectively. Performance measures for the 2025 PSP awards Target ranges Measure Weighting Minimum (25% vesting)1 Maximum (100% vesting)1 Cumulative free cash flow (Measured on a cumulative basis over the performance period 2025-27) 50% £5.345bn £6.545bn Adjusted diluted EPS growth (Measured as % growth on a cumulative basis over three years) 30% 8% p.a. 14% p.a. Organic operating margin improvement (Measured as bps improvement on a cumulative basis over three years) 20% +185 bps +355 bps 1 Straight-line interpolation is applied for performance between minimum and maximum. The Committee reviews the mix of measures in incentives on an annual basis and will continue to consider whether the performance measures remain aligned with our strategic priorities. An ESG qualifier is also included within the 2025 PSP design, to reflect commitments that the Company has made on carbon reduction and the use of plastic. Haleon is committed to an inclusive organisation that represents the consumers and communities who rely on our brands. This commitment has not changed, however to ensure continued compliance with requirements in countries in which we operate we have modified the ESG qualifier to remove the gender representation threshold from 2025 PSP awards. The Committee will keep this decision under review. At the end of the performance period, if either of the thresholds are missed, a reduction in the level of vesting of 10% could be applied for each missed threshold. In addition, if the metrics are static or go backwards compared to the 2024 baseline, a 25% reduction in the level of vesting could be applied for each measure (i.e., a potential overall reduction of up to 50%). The ESG qualifier thresholds for the 2025 PSP are as follows: Measure Threshold Carbon reduction (Measured for 12 months to November 2027) At least 59% reduction in Scope 1 and 2 carbon emissions from the 2020 level. Reduction in virgin petroleum-based packaging (Measured for 12 months to June 2027) At least 15% reduction from the 2022 level. In determining the vesting levels and any adjustment which should apply, the Committee will also consider wider factors, including whether broader plans to meet Haleon’s responsible business commitments are on track. Haleon Annual Report and Form 20-F 2024 91 Corporate Governance Directors’ Remuneration Report

Appointment awards made to Dawn Allen To compensate the value of the awards that were forfeited on her resignation from Tate & Lyle, Dawn Allen was granted a number of cash and share awards, as set out in the schedule below. In line with the Directors’ Remuneration Policy, appointment awards are made on the terms that replicate, as closely as possible, the terms and conditions of the original awards and are paid or vest on a timeline that mirrors the original payment and vesting dates. Cash award Value Payment date Basis of determination Year of disclosure Cash award in respect of 2023 bonus £350,023 November 2024 Matches the value of actual Tate & Lyle bonus forfeited 2024 Cash award1 in respect of a Tate & Lyle appointment award that vested in June 2023 and was clawed back by Tate & Lyle £823,260 November 2024 Matches the gross value of the award that was clawed back by Tate & Lyle 2024 Cash award in respect of 2024 bonus £208,040 June 2025 Pro-rated target Tate & Lyle bonus forfeited 2024 1 Tate & Lyle confirmed recovery of the whole award as a cash repayment. Therefore, the Haleon replacement award has been paid in cash based on the Policy of like for like replacement. All appointment share awards were made as conditional shares on 31 October 2024 with the grant price of £3.75. Type of award Face value on grant End of the performance period Number of shares subject to award Vesting date Basis of determination2 Year of disclosure Share award1 in respect of a Tate & Lyle appointment award that lapsed on resignation £592,175 n/a 158,653 November 2024 Matches the value of the Tate & Lyle award at vesting 2024 Share award1 replacing the 2023 deferred annual bonus shares £154,837 n/a 41,484 June 2025 Matches the value of shares forfeited 2024 PSP award replacing the 2022 performance share award £1,325,763 31 March 2025 355,191 June 2025 Matches the value of the original award; performance will be based on the performance outcome of the original Tate & Lyle award 2025 PSP award replacing the 2023 performance share award £1,247,681 31 December 2025 334,272 June 2026 Matches the value of the original award and is aligned with the Haleon 2023 PSP performance conditions 2025 PSP award replacing 6/12ths of the 2024 performance share award3 £723,188 31 December 2026 190,369 June 2027 Matches the value of the Tate & Lyle policy award pro-rated for time and aligned with the Haleon 2024 PSP performance conditions 2026 1 Under the plan rules the share value award was made on 31 October 2024 following the release of the Company’s Q3 Trading Statement and ahead of the individual being appointed to the Board on 1 November 2024. 2 The value of share awards was determined by reference to the average share price of Tate & Lyle and Haleon during the three months preceding the employment start date. 3 Dawn Allen joined Haleon during October 2024. In line with Haleon’s internal policy she was granted a Haleon PSP award in respect of 2024 which reflects 3/12th of her 2024 Haleon opportunity (October–December), as disclosed on page 90 of this report. As described in the table above, Dawn was also granted a Haleon PSP award replacing 6/12ths of her 2024 opportunity from her previous employer (reflecting the period from April–September). These awards are subject to the following terms and conditions: — Standard malus and clawback provisions which apply to all incentive awards made to the Executive Directors, in line with the Directors’ Remuneration Policy; and — All cash awards and the share award in respect of a Tate & Lyle appointment award that lapsed on resignation will be forfeited if Dawn Allen gives notice to terminate her employment or if her employment is terminated for cause within 12 months following the payment or vesting of these awards. Principles addressed when determining the remuneration outcomes for Executive Directors When determining the remuneration outcomes, the Committee had regard to a number of key principles: clarity and simplicity of the incentive structure (remuneration aligned with market practice, consisting of a single short-term incentive and long-term incentive); avoiding payment for failure (a range of design features take into account risk, including malus and clawback provisions); proportionality (rewarding performance against stretching targets); and acting in line with our purpose and culture when setting remuneration. The full description of how our Policy aligns with these principles is set out on page 86 of the 2022 Annual Report, available on the website at www.haleon.com. Payments for loss of office On 1 November 2024, Tobias Hestler stepped down from his position as the CFO. His remuneration arrangements are in line with our Directors’ Remuneration Policy approved by shareholders. Directors’ Remuneration Report continued Annual Report on Remuneration continued 92 Haleon Annual Report and Form 20-F 2024 Corporate Governance

Tobias continued to receive his salary, pension and benefits from 2 November 2024 until he left the business on 31 December 2024. In addition, legal fees of £8,400 were paid by the Company in relation to the termination of his employment. He will be paid in lieu of notice for the remainder of his 12-month notice period until 23 April 2025. He will continue to receive medical benefit for six months after termination and EY tax support in respect of his Haleon income. The Committee determined that he is a good leaver and, in accordance with the Directors’ Remuneration Policy, is eligible for a 2024 AIP award, with the performance outcome determined as set out on page 87 of this Report, with 50% deferred for three years. Outstanding deferred bonus awards will be released on the original timetable, subject to malus and clawback provisions. Outstanding long-term incentive awards will be pro-rated to the end of Tobias’s employment and will vest in line with the original vesting dates, subject to satisfaction of the performance conditions. All outstanding awards will remain subject to malus and clawback provisions. His 2024 PSP award which was granted in March 2024 has lapsed. In line with the rules of the Share Save Plan, Tobias will be able to exercise his option during six months following his termination date. Tobias’s shareholding will be subject to the Haleon share ownership policy for a period of two years after the termination of his employment. In line with the Directors’ Remuneration Policy, he is required to hold 154,861 shares (equivalent to 80% of salary) which is the lower of his shareholding requirement immediately prior to departure and his actual shareholding on departure. The table below details all payments made to Tobias Hestler after he stepped down from the Board. Performance targets and assessment are presented on pages 87-89 of this Report. £000 Tobias Hestler (attributable to 2 November–31 December 2024) Salary £120 Benefits £6 Pension £8 AIP £137 PSP £2,630 Legal fees £8 The table below sets out the calculation of the 2022 PSP award value for Tobias Hestler. The performance assessment is set out on page 89 of this Report. Executive Director Number of shares awarded Dividend equivalents accrued over the performance period Type of award Percentage of the PSP award vesting Number of shares vesting Value of shares vesting1 Tobias Hestler1 892,587 26,965 Ordinary shares 76% 698,859 £2,629,775 1 2022-2024 PSP awards were pro-rated by reference to the performance period for all eligible early leavers. As Tobias Hestler remained employed for the full performance period, no time pro-ration was applied to his 2022 award. The value of shares vesting is based on the average share price during the last three months of 2024 of £3.7630. Due to the share price appreciation over the vesting period, the estimated value per share of the 2022-2024 PSP awards is higher than the value per share at grant by £690,681 for Tobias Hestler. Payments to past Directors There were no payments to past Directors during 2024 other than described in the payments for loss of office section from page 92. Total shareholder return (TSR) The chart shows the monthly value, from the time of demerger to 31 December 2024, of a notional sum of £100 invested in Haleon shares on 18 July 2022, compared to £100 invested in the FTSE 100 on the same date. The FTSE 100 Index was chosen as the comparator because the Company is a constituent of this index. Jul 2022 Jul 2023 Jun 2023 May 2023 Apr 2023 Mar 2023 Feb 2023 Jan 2023 Aug 2022 Aug 2023 Sep 2022 Sep 2023 Oct 2022 Oct 2023 Nov 2022 Nov 2023 Dec 2024 Dec 2023 Jan 2024 Feb 2024 Mar 2024 Apr 2024 May 2024 Jun 2024 Jul 2024 Aug 2024 Sep 2024 Oct 2024 Nov 2024 Dec 2022 40 60 80 100 120 140 Total shareholder return Haleon FTSE 100 Haleon Annual Report and Form 20-F 2024 93 Corporate Governance Directors’ Remuneration Report

Directors’ Remuneration Report continued Chief Executive Officer — historical remuneration information The table below shows the remuneration of the Chief Executive Officer in place at the time over the same period. Year 2022 2023 2024 Chief Executive Officer Brian McNamara Brian McNamara Brian McNamara Single figure of total remuneration (£’000)1 2,294 5,823 9,062 AIP outcome (% of maximum)2 72% 75% 58% PSP vesting (% of maximum)3 n/a 81% 76% 1 Pre-demerger remuneration for Brian McNamara was set in US Dollars and has been converted to GBP in the table above, using the average 2022 exchange rate of 1.24. 2 2022 AIP value has been pro-rated for the period between Director’s appointment (23 May 2022) and the end of the financial year (31 December 2022). 3 There were no PSP awards vesting in 2022. Relative importance of spend on pay The table below sets out the amounts payable in respect of 2023 and 2024 on all-employee pay and dividends: Year 2023 2024 Total staff costs1 £2,149m £2,170m Dividends2 £388m £570m 1 Total staff costs are presented in line with Note 7 to the Financial Statements. 2 Dividends are presented in line with Note 10 to the Financial Statements. Chief Executive Officer’s pay compared with employee pay The table below compares the CEO’s ‘single figure’ of total remuneration to that received by three representative UK employees in 2024, 2023 and 2022. The total remuneration for each quartile employee, and the salary component within this, are also outlined below. Year Method3 25th percentile pay ratio Median pay ratio 75th percentile pay ratio 2024 Option B 141:1 82:1 62:1 20231 Option B 94:1 51:1 38:1 20222 Option B 64:1 32:1 24:1 1 2023 CEO single figure includes the value of the PSP Refill award which was made to compensate the value foregone on early vesting of the GSK award. This award vested in March 2024. 2023 CEO pay ratio has been restated to reflect the restated value of the PSP Refill award on the vesting date. 2 2022 CEO single figure does not include any long-term incentive component as the first Haleon PSP award was made to the CEO in 2022. The total 2022 remuneration for employees is based on earnings between 23 May 2022 and 31 December 2022 and the 2022 bonus pro-rated for that period. 3 See Methodology below. Year 25th percentile £000 Median £000 75th percentile £000 2024 salary 50 68 95 2024 total remuneration 64 110 147 Methodology In line with the approach taken in previous years, we have chosen to use Option B as our preferred methodology to calculate the CEO pay ratio. Given the complexity of the pay arrangements for different categories of UK employees at Haleon, this approach allows us to leverage the existing gender pay gap calculations and thus presents a practical and efficient approach, using robust and meaningful data that is representative of the remuneration levels for UK employees. The Company used data from the 2024 gender pay gap calculation to determine employees positioned at each pay quartile and excluded those employees who left the Company before 31 December 2024. Remuneration was calculated in line with the methodology used to determine the single total figure of remuneration for the CEO, as presented in this Report. Remuneration figures are determined with reference to the financial year ending on 31 December 2024. The remuneration covers salary, benefits and pension contributions, bonus in respect of 2024 which will be paid in March 2025 and share awards without performance conditions granted in 2024. No components were omitted from the calculation and no adjustments were made to any of the pay elements. Where required, actual remuneration was converted into a full-time equivalent by pro-rating earnings to reflect full-time contractual working hours. The Committee determined that the identified employees are reasonably representative of the pay quartiles, since the structure of their remuneration arrangements is in line with that of the majority of employees in the UK. The Committee believes that the median pay ratio for the 2024 financial year is consistent with the pay, reward and progression policies for the Company’s UK employees. The change in the CEO pay ratio between 2022 and 2023 is primarily attributed to the vesting of the Haleon PSP Refill award that was made to compensate the proportion of GSK awards that lapsed on demerger awards for the CEO whereas the 2022 single figure of remuneration did not include any long-term incentive awards. The change between 2023 and 2024 reflects the vesting of the first full cycle of the Haleon PSP for the CEO. Annual Report on Remuneration continued 94 Haleon Annual Report and Form 20-F 2024 Corporate Governance

Percentage change in remuneration The table below sets out the change in remuneration for each Director between 2022 and 2024 compared to a wider UK employee comparator group: Change in 2023 against 2022 Change in 2024 against 2023 Salary/fees1 (% change) Benefits2 (% change) Bonus3 (% change) Salary/fees1 (% change) Benefits2 (% change) Bonus3 (% change) Executive Directors Brian McNamara 0% -52% 4% 4.5% -29% -19% Tobias Hestler 0% 5% 8% 4.5% -11% -23% Dawn Allen4 n/a n/a n/a n/a n/a n/a Chair and Non-Executive Directors Sir Dave Lewis 0% 19% n/a 4.5% 208% n/a Manvinder Singh (Vindi) Banga 0% -52% n/a 2.9% 116% n/a Nancy Avila5 n/a n/a n/a n/a n/a n/a Marie-Anne Aymerich 0% 191% n/a 3.4% -47% n/a Tracy Clarke 0% -89% n/a 3.2% 306% n/a Dame Vivienne Cox 0% -87% n/a 3.4% 490% n/a David Denton6 n/a n/a n/a n/a n/a n/a Asmita Dubey 0% -35% n/a 4.5% -73% n/a Deirdre Mahlan7 0% 146% n/a 3.2% -84% n/a Alan Stewart5 n/a n/a n/a n/a n/a n/a Bryan Supran6 n/a -43% n/a n/a -96% n/a John Young7 0% -11% n/a n/a n/a n/a Average for all UK employees8,9 6% 35% 25% 4.5% 53% -29% 1 Change in salary/fees for Directors in 2022/23 is shown as the change from the post-demerger annual rate of salary applicable for 2022 to the rate applicable for 2023. 2 Change in benefits for Directors in 2022/23 is shown as annualised value of post-demerger benefits for 2022 compared with the full value of benefits in 2023. 3 Change in bonus for the Executive Directors in 2022/23 is shown as the annualised value of the post-demerger 2022 AIP compared with the full value of the 2023 AIP. In 2023/24 change in bonus for Tobias Hestler is shown based on his full 2024 AIP, whereas the amount in the single figure table has been pro-rated to reflect him stepping down from the Board on 1 November. 4 Dawn Allen joined the Board on 1 November 2024. 5 Nancy Avila and Alan Stewart joined the Board on 1 September 2024. 6 Non-Executive Director fees for David Denton and Bryan Supran are waived. David Denton joined the Board with effect from 1 March 2023. 7 John Young stepped down from the Board with effect from 28 February 2023 and Deirdre Mahlan stepped down from the Board on 1 October 2024. 8 Only a very small number of individuals are employed by the same entity as Directors. As the number of employees is fewer than five, data for this entity is not presented. Therefore, the table above shows a comparison to the average remuneration for all UK employees of Haleon. 9 Average change in salary for the UK employees is the average increase awarded to the UK workforce. Average change in benefits for the UK employees for 2022/23 represents a change in the medical benefit offering in the UK between 2022 and 2023 which resulted in an increase in the average monthly premium. Average change in benefits for the UK employees for 2023/24 represents an introduction of London travel allowance from August 2024 due to change in the office location. Average change in bonus for the UK employees for 2022/23 was restated based on the actual bonus data. Average change in bonus for the UK employees for 2023/24 is calculated as the change in the business multiplier between 2023 and 2024 and will be restated in the 2025 Report when actual bonus data is available. Consideration of workforce pay and approach to engagement The Board receives regular updates on employee engagement, including employee engagement survey results, with a detailed update presented annually. Workforce engagement is covered on page 71, which includes commentary on how the views of employees were considered by the Board. To ensure that the remuneration-related decisions are fair and appropriate, the Committee considered employees’ pay increases when determining the appropriate salary levels for the Executive Directors and fees for the Chair. In addition, the Committee was provided with an update on bonus outcomes for the wider employee population, which were taken into account to ensure that the bonus outcomes appropriately reflect business performance at all levels in the organisation. In 2024, the Workforce Engagement Director, Dame Vivienne Cox, conducted a series of meetings with various groups of employees. She covered the role of the Board and the Committee in one of her sessions, setting out how the Remuneration Committee operates and how it considers wider workforce remuneration arrangements. In addition, employees have been informed about the alignment between the executive remuneration structure and the wider workforce remuneration arrangements as part of the wider reward communications. The Directors’ Remuneration Policy, which is available on Haleon’s website, has been shared with employees, providing an opportunity to view and assess the remuneration structure which applies to the Board. The Company always welcomes employee feedback, and views on executive remuneration will be shared with the Committee. Haleon Annual Report and Form 20-F 2024 95 Corporate Governance Directors’ Remuneration Report

Directors’ Remuneration Report continued Remuneration Committee advisers During 2024, PwC was the independent remuneration adviser to the Committee, having been appointed by the Committee in August 2022. PwC is a member of the Remuneration Consultants’ Group and voluntarily operates under their code of conduct when providing advice on executive remuneration in the UK. PwC regularly meets with the Chair of the Committee without management present. The Committee is comfortable that the PwC engagement partner and team providing remuneration advice to the Committee do not have connections with Haleon or its individual Directors that may impair their independence and objectivity. The total fees paid to PwC for the provision of independent advice to the Committee in 2024 were £72,800 excluding VAT charged on a fixed fee as well as time and materials basis. During 2024, PwC also provided other services to Haleon entities, relating to tax advice, internal audit and assurance, controls, general management consultancy, cyber security, deals and transactions work. Remuneration advice is provided by an entirely separate team within PwC. Statement of voting at the Annual General Meeting (AGM) The Directors’ Remuneration Policy was approved by shareholders at the 2023 AGM and the 2023 Directors’ Remuneration Report was approved by shareholders at the 2024 AGM. Each of these resolutions received a significant vote in favour by shareholders and the Committee is grateful for this support and endorsement by our shareholders. The votes received were: Resolution For % Against % Withheld1 To approve the 2023 Directors’ Remuneration Report 7,586,720,188 95.74% 337,969,514 4.26% 24,649,536 To approve the Directors’ Remuneration Policy 7,728,166,817 98.19% 142,531,194 1.81% 35,150,085 1 “Vote withheld” is not a vote in law and is not counted in the calculation of the votes “For” or “Against” a resolution. Directors’ service contracts and letters of appointment Brian McNamara’s, Tobias Hestler’s and Dawn Allen’s service contracts, dated 9 May 2022, 10 May 2022 and 23 April 2024 respectively, are subject to a 12-month notice period and any payments for loss of office will be in line with the Directors’ Remuneration Policy disclosed in the 2022 Annual Report. Executive Directors’ service contracts are available for inspection at the Company’s registered office and included as exhibits to this Annual Report and Form 20-F. The Non-Executive Directors and the Chair were each appointed by a letter of appointment for an initial term of three years, and either party may terminate the appointment on three months’ notice, or, if earlier, with the consent of the Board. All Non-Executive Directors are subject to annual re-election by shareholders at the AGM and there is no provision in their letters of appointment giving them a right to compensation upon early termination. 2024 Non-Executive Directors’ remuneration The Chair received an annual fee which was set at £731,500 per annum for 2024. The 2024 base fee for each other Non-Executive Director was £99,275 per annum. Bryan Supran and David Denton are Pfizer employees and their fees are waived for acting as Non-Executive Directors of Haleon plc. Additional fees payable in 2024 were as follows: — £50,000 per annum for the Senior Independent Director; — £30,000 per annum for the Workforce Engagement Director; — £40,000 per annum for chairing the Audit & Risk Committee; — £40,000 per annum for chairing the Remuneration Committee; and — £30,000 per annum for chairing the Environmental & Social Sustainability Committee. 2025 Non-Executive Directors’ remuneration The Board reviewed the Non-Executive Directors’ fees and, at the recommendation of the Chair and the CEO, approved a 3.5% increase to the base fee for the Non-Executive Directors, bringing the 2025 base fee to £102,750 per annum. The fees for the chair of the Environmental & Social Sustainability Committee will be increased by £5,000 bringing the 2025 fees to £35,000 per annum. In addition, a 3.5% increase was applied to the Chair’s annual fee, bringing the 2025 Chair’s fee to £757,103 per annum. No other changes were made to the remuneration of the Non-Executive Directors. Annual Report on Remuneration continued 96 Haleon Annual Report and Form 20-F 2024 Corporate Governance

‘Single figure’ of remuneration — Non-Executive Directors The table below shows the actual fees paid to our Non-Executive Directors in 2024 and 2023. Non-Executive Director1 2024 fees (£000) 2024 benefits (£000) 2024 total remuneration (£000) 2023 fees (£000) 2023 benefits (£000) 2023 total remuneration (£000) Sir Dave Lewis 724 17.4 741 700 5.6 706 Manvinder Singh (Vindi) Banga 148 1.3 149 145 0.6 146 Nancy Avila 33 0.0 33 0 0 0 Marie-Anne Aymerich 128 1.6 130 120 3.0 123 Tracy Clarke 138 0.6 139 135 0.2 135 Dame Vivienne Cox 128 2.3 130 125 0.4 125 David Denton2 0 1.3 1 0 0.2 0 Asmita Dubey 98 0.5 99 95 1.8 97 Deirdre Mahlan 104 2.3 106 135 14.2 149 Alan Stewart 43 0.3 43 0 0 0 Bryan Supran 0 0.3 0.3 0 6.1 6 John Young2 0 0 0 16 0.8 17 1 Fees and total remuneration have been rounded to the nearest £1,000 for presentation purposes, and totals reflect the sum of these rounded values. 2 John Young stepped down from the Board with effect from 28 February 2023. John was succeeded as Non-Executive Director and representative of Pfizer by David Denton with effect from 1 March 2023. Statement of Directors’ shareholding and share interests Total shareholding of Directors on 31 December 2024 is shown below. Director Shares beneficially owned1 Shares not subject to performance Options not subject to performance Shares subject to performance Total interest Share ownership as % of 2024 salary/fee2 Share ownership requirement met Chair Sir Dave Lewis 94,627 — — — 94,627 49% n/a Executive Directors Brian McNamara 635,485 422,160 0 5,645,438 6,703,083 248% No Tobias Hestler3 38,759 241,399 7,919 1,700,980 1,989,057 86% No Dawn Allen 83,974 41,484 0 1,050,176 1,175,634 55% No Non-Executive Directors Manvinder Singh (Vindi) Banga 329,800 — — — 329,800 1,250% n/a Nancy Avila 0 — — — 0 0% n/a Marie-Anne Aymerich 27,884 — — — 27,884 106% n/a Tracy Clarke 12,504 — — — 12,504 47% n/a Dame Vivienne Cox 0 — — — 0 0% n/a David Denton 0 — — — 0 n/a n/a Asmita Dubey 0 — — — 0 0% n/a Deirdre Mahlan 80,000 — — — 80,000 303% n/a Alan Stewart 33,923 — — — 33,923 129% n/a Bryan Supran 50,000 — — — 50,000 n/a n/a 1 Beneficial interest also includes shares held indirectly through Haleon ADSs and shares/ADSs held by connected persons. 2 Share ownership as % of 2024 salary/fee is based on the average share price over the last three months of 2024 of £3.7630. Shares that count towards the requirement include beneficial holdings and unvested DABP shares on an after-tax basis. 3 The total shareholding for Tobias is shown at 1 November 2024. The 2023-25 PSP awards are presented in full however 320,385 shares will be forfeited due to time pro-ration as set out in the loss of office section. No changes to Directors’ interests in ordinary shares or ADSs occurred between 31 December 2024 and 6 March 2025 (being the last practicable date). Non-Executive Directors, including the Chair, are encouraged to build up a personal holding in the shares of the Company equal to the value of one year of their annual base fee. Executive Directors are required to build up significant holdings of shares in Haleon (450% and 350% of salary for the CEO and CFO respectively). Until these requirements have been met, Executive Directors are required to hold all Haleon shares acquired under the Company’s share plans (net of income tax and National Insurance contributions). Executive Directors must comply with shareholding requirements for two years after leaving the Company, at a level equal to the lower of their shareholding requirement immediately prior to departure or their actual shareholding on departure. During this period, former Executive Directors will be required to seek permission to deal from the Company Secretary. Haleon Annual Report and Form 20-F 2024 97 Corporate Governance Directors’ Remuneration Report

Annual Report on Remuneration continued Additional disclosures Further information is provided on compensation and interests of Directors and senior management. For the purpose of this disclosure, this group includes the Executive and Non-Executive Directors and the Executive Team. The following table sets out aggregate remuneration for this group for 2024. 2024 remuneration £000 Total compensation paid 46,859 Aggregate increase in accrued pension benefits (net of inflation) — Aggregate payments to defined contribution schemes 1,173 During 2024, members of this group were awarded shares and ADSs under the Company’s share plans, as set out in the table below. To align the interests of senior management with those of shareholders, Executive Directors and Executive Team members are required to build and maintain significant holdings of shares in Haleon over time. Executive Team members are required to hold shares to an equivalent multiple of three times their base salary. Awards Dividend equivalents Shares ADSs Shares ADSs Performance Share Plan 8,900,988 267,982 298,905 16,371 Share Value Plan1 806,245 0 0 0 Share Reward2 400 0 0 0 1 Executive Directors are not eligible to participate in the Share Value Plan. 2 See Note 26 to the Financial Statements for further details on the Share Reward Plan. At 6 March 2025 (being the latest practicable date), this group and persons closely associated with them had the following interests in shares and ADSs of the Company. Interests awarded under the various share plans are described in Note 26 to the Financial Statements, ‘Employee share schemes’ on page 169. Interests as at 6 March 2025 Shares ADSs Owned 759,929 344,747 Unexercised options 14,069 0 Deferred Annual Bonus Plan 663,559 0 Performance Share Plan 19,361,428 947,794 Share Value Plan1 1,199,425 0 1 Executive Directors are not eligible to be granted awards under the Share Value Plan. Directors’ Remuneration Report continued 98 Haleon Annual Report and Form 20-F 2024 Corporate Governance

Compliance with the UK Corporate Governance Code Code principle Page(s) Board leadership and company purpose A The Board performance review showed that the Board continues to operate effectively. This is attributed to the diverse and complementary expertise of the Directors, which promotes balanced decision-making focused on long-term sustainable success. Careful procedures manage conflicts of interest should they arise with Directors linked to the controlling shareholder, including recusal from certain Board discussions where required. 59, 60, 61, 65, 70 B The Board has agreed the strategic direction of the Group and monitored the strategy, medium-term plans and evolution of the culture and values at its meetings during 2024. The Haleon Code of Conduct training is annually completed by all Board Directors and employees. 66, 69 C The Board monitors performance and KPIs through regular updates, presentations and deep dives into key areas. It also oversees the effectiveness of the Group’s risk management framework. Regular reviews of the Company’s controls and risk management processes are performed by the Audit & Risk Committee. 66, 73 D Stakeholder engagement activities during the period included meetings with major institutional shareholders, shareholder representative bodies and employees (through the Workforce Engagement Director and employee engagement during local market visits). The AGM also provides the opportunity for the Board to engage directly with shareholders. 68, 69, 71 E The Board received updates on policies and practices throughout the period. Any employee can raise matters of concern confidentially through the Speak Up programme which is overseen by the Audit & Risk Committee. 66, 73 Division of responsibilities F The Board performance review highlighted that the Chair led the Board effectively during 2024, demonstrating objective judgement and promoting a culture of openness and debate. 70 G There is an appropriate balance of Executive and Independent Non-Executive Directors. There is a clear division of responsibilities between the Chair and the Chief Executive Officer. 59, 60, 61, 65 H The Non-Executive Directors have diverse backgrounds and skill sets. The Board performance review affirmed that all Non-Executive Directors are effective and devote appropriate time to their duties. The Chair meets regularly with Non-Executive Directors without Executive Directors present. 59, 60, 61, 70, 81 I The Chair and Company Secretary ensure the Board and its Committees receive timely, accurate and clear information to support their decision-making. 65, 70 Composition, success and evaluation J Appointments to the Board are led by the Nominations & Governance Committee. Directors are subject to annual re-election at the AGM. 79, 80 K The Board skills matrix is maintained and reviewed by the Nominations & Governance Committee, which also reviews membership of Board Committees on a regular basis. 79, 80 L The Board performance review was conducted externally, and concluded that the Board operates effectively. 70 Audit, risk and internal control M The Audit & Risk Committee is responsible for assessing the independence and effectiveness of the external auditor and the internal audit function. It has reviewed all of the Group’s published Financial Statements. 73 N The Board is satisfied that the Annual Report, taken as a whole, is fair, balanced and understandable. The viability and going concern statements specifically cover the Board’s assessment of the current and future prospects of the Group. 57, 74, 100, 190 O The Board and, as appropriate, the Audit & Risk Committee (in line with its Terms of Reference) has reviewed the principal risks, monitors risk appetite and oversees the internal control framework. 66, 74 Remuneration P The Remuneration Committee has developed a policy on Executive Director remuneration which was approved by shareholders at the 2023 AGM. 84 Q No Directors are involved in deciding their own remuneration outcomes. The Remuneration Committee followed a clear process while developing the Directors’ Remuneration Policy. 83 R The Remuneration Committee exercises independent judgement and considers the application of discretion permitted when determining the outcome of performance-related Executive remuneration. 82, 85, 87, 88, 94 In January 2024, the Financial Reporting Council (FRC) published a new version of the UK Corporate Governance Code, which will apply to companies with a premium listing on the London Stock Exchange, including Haleon, for financial periods starting on or after 1 January 2025. Haleon will report against compliance with the new Code in its 2025 Annual Report & Accounts. The Board considers that the Company has applied the principles and complied fully with the provisions set out in the 2018 UK Corporate Governance Code (the Code) for the period from 1 January 2024 to 31 December 2024. The table below summarises how the principles of the Code have been applied throughout this period. It should be read in conjunction with the Strategic Report and Corporate Governance section, including the Directors’ Remuneration Report. >> See also our summary statement outlining differences between the Group’s UK corporate governance practices from those of US companies on page 208. >> The Code is published on the FRC website: www.frc.org.uk Haleon Annual Report and Form 20-F 2024 99 Corporate Governance Compliance with the UK Corporate Governance Code

100 Haleon Annual Report and Form 20-F 2024 Financial Statements This page is intentionally left blank

Financial Statements Haleon Annual Report and Form 20-F 2024 101 This page is intentionally left blank

102 Haleon Annual Report and Form 20-F 2024 Financial Statements This page is intentionally left blank

Financial Statements Haleon Annual Report and Form 20-F 2024 103 This page is intentionally left blank

104 Haleon Annual Report and Form 20-F 2024 Financial Statements This page is intentionally left blank

Financial Statements Haleon Annual Report and Form 20-F 2024 105 This page is intentionally left blank

106 Haleon Annual Report and Form 20-F 2024 Financial Statements This page is intentionally left blank

Financial Statements Haleon Annual Report and Form 20-F 2024 107 This page is intentionally left blank

108 Haleon Annual Report and Form 20-F 2024 Financial Statements This page is intentionally left blank

Financial Statements Haleon Annual Report and Form 20-F 2024 109 This page is intentionally left blank

110 Haleon Annual Report and Form 20-F 2024 Financial Statements This page is intentionally left blank

Financial Statements Haleon Annual Report and Form 20-F 2024 111 This page is intentionally left blank

112 Haleon Annual Report and Form 20-F 2024 Financial Statements This page is intentionally left blank

Financial Statements Haleon Annual Report and Form 20-F 2024 113 This page is intentionally left blank

Report of independent registered public accounting firm To the Shareholders and Board of Directors Haleon plc: Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting We have audited the accompanying consolidated balance sheets of Haleon plc and subsidiaries (“the Company”) as of 31 December 2024 and 2023, the related Consolidated Income Statement, Statement of Comprehensive Income, Statement of Changes in Equity, and Cash Flow Statement for each of the years in the two-year period ended 31 December 2024 and the related notes (collectively, “the Consolidated Financial Statements”). We also have audited the Company’s internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended 31 December 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Basis for Opinions The Company’s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Consolidated Financial Statements included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the Financial Statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. 114 Haleon Annual Report and Form 20-F 2024 Financial Statements

Financial Statements Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the Consolidated Financial Statements that was communicated or required to be communicated to the Audit & Risk Committee and that: (1) relates to accounts or disclosures that are material to the Consolidated Financial Statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Assessment of the recoverable amount for the Preparation H intangible asset As discussed in Note 14 to the Consolidated Financial Statements, as of 31 December 2024, the Company has a £1,108m intangible asset related to its Preparation-H indefinite life brand. As discussed in Note 3, the Company performs impairment testing on an annual basis and whenever events or changes in circumstances indicate that a brand’s carrying value may exceed its recoverable amount. The recoverable amount utilised in the impairment test is estimated using a fair value less costs to sell model, which relies on certain assumptions and estimates. Key assumptions and estimates used by management in determining the recoverable amounts include the terminal growth rate and discount rate. We identified the assessment of the recoverable amount for the Preparation-H intangible asset as a critical audit matter. It required a high degree of auditor judgment, including the involvement of valuation specialists with specialised skills and knowledge, to evaluate the significant assumptions, specifically terminal growth rate and discount rate, used to estimate the recoverable amount of the brand. We performed a sensitivity analysis to identify these significant assumptions. Minor changes to the assumptions used could have had a significant effect on the Company’s determination of the recoverable amount. The following are the primary procedures we performed to address this critical audit matter: — Evaluated the design and tested operating effectiveness of certain internal controls related to the indefinite life brands impairment process. This included controls over the development of the terminal growth rate and discount rate; — Challenged the Company’s terminal growth rate by comparing to publicly available data, including long-term inflation forecasts, analyst reports and other third-party sources; — Performed sensitivity analysis on the terminal growth rate and discount rate to assess their impact on the Company’s determination of the fair value relative to the carrying value; and — Involved a valuation professional with specialised skills and knowledge who assisted in independently developing a range of discount rates and terminal growth rates using publicly available market data for comparable companies and comparing these rates with the rates used by the Company. /s/ KPMG LLP We have served as the Company’s auditor since 2023. London, United Kingdom 20 March 2025 Report of independent registered public accounting firm Haleon Annual Report and Form 20-F 2024 115

Consolidated income statement

for the year ended

	Notes	31 December 2024 £m	31 December 2023 £m	31 December 2022 £m
Revenue	4	11,233	11,302	10,858
Cost of sales		(4,409)	(4,555)	(4,281)
Gross profit		6,824	6,747	6,577
Selling, general and administration		(4,452)	(4,413)	(4,483)
Research and development		(298)	(311)	(300)
Other operating income/(expense)	5	132	(27)	31
Operating profit	6	2,206	1,996	1,825
Finance income	8	82	34	51
Finance expense	8	(384)	(402)	(258)
Net finance costs		(302)	(368)	(207)

Net monetary gain arising from hyperinflationary economies[1]		6	–	–
Profit before tax		1,910	1,628	1,618
Income tax	9	(435)	(517)	(499)
Profit after tax for the year		1,475	1,111	1,119
Profit attributable to shareholders of the Group		1,442	1,049	1,060
Profit attributable to non-controlling interests		33	62	59
Basic earnings per share (pence)	11	15.8	11.4	11.5
Diluted earnings per share (pence)	11	15.7	11.3	11.5

1IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ has been applied effective 1 January 2024.

116 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

Consolidated statement of comprehensive income

for the year ended

	Notes	31 December 2024 £m	31 December 2023 £m	31 December 2022 £m
Profit after tax for the year		1,475	1,111	1,119
Other comprehensive (expenses)/income for the year
Items that may be subsequently reclassified to the income statement:
Exchange movements on overseas net assets	23	(132)	(420)	598
Exchange movements on overseas net assets of non-controlling interests	23	(2)	(7)	(10)
Fair value movements on cash flow hedges	25	(1)	8	204
Reclassification of cash flow hedges to the income statement	25	(33)	(23)	(18)
Related tax on items that may be subsequently reclassified to the income statement[1]	9	8	4	(44)
Total		(160)	(438)	730
Items that will not be reclassified to the income statement:
Remeasurement gains on defined benefit plan	20	19	5	123
Related tax on items that will not be reclassified to the income statement	9	(7)	1	(29)
Total		12	6	94
Other comprehensive (expenses)/income, net of tax for the year		(148)	(432)	824
Total comprehensive income, net of tax for the year		1,327	679	1,943
Total comprehensive income for the year attributable to:
Shareholders of the Group		1,296	624	1,894
Non-controlling interests		31	55	49

1	Includes tax on fair value movements on cash flow hedges of £nil (2023: £(2)m), netted off by tax on reclassification of cash flow hedges to the income statement of £8m (2023: £6m).

Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 117

Consolidated balance sheet

as at

	Notes	31 December 2024 £m	31 December 2023 £m
Non-current assets
Property, plant and equipment	12	1,809	1,780
Right of use assets	13	112	122
Intangible assets	14	26,211	26,855
Other investments	27	82	–
Deferred tax assets	9	276	265
Post-employment benefit assets	20	36	36
Derivative financial instruments	25	–	65
Other non-current assets	16	71	114
Total non-current assets		28,597	29,237
Current assets
Inventories	15	1,190	1,408
Trade and other receivables	16	2,055	1,856
Cash and cash equivalents	17	2,250	1,044
Derivative financial instruments	25	130	23
Current tax receivables		93	91
Assets held for sale	28	–	396
Total current assets		5,718	4,818
Total assets		34,315	34,055
Current liabilities
Short-term borrowings	19	(1,487)	(656)
Trade and other payables	18	(3,705)	(3,526)
Other financial liability	27	(177)	–
Derivative financial instruments	25	(90)	(40)
Current tax payables		(235)	(288)
Short-term provisions	21	(118)	(130)
Total current liabilities		(5,812)	(4,640)
Non-current liabilities
Long-term borrowings	19	(8,640)	(8,800)
Deferred tax liabilities	9	(3,353)	(3,487)
Post-employment benefit obligations	20	(131)	(157)
Derivative financial instruments	25	(70)	(150)
Long-term provisions	21	(57)	(39)
Other non-current liabilities		(28)	(53)
Total non-current liabilities		(12,279)	(12,686)
Total liabilities		(18,091)	(17,326)
Net assets		16,224	16,729
Equity
Share capital	23	91	92
Other reserves	23	(11,197)	(10,960)
Retained earnings		27,272	27,474
Shareholders’ equity		16,166	16,606
Non-controlling interests		58	123
Total equity		16,224	16,729

The accompanying notes form part of these financial statements. The financial statements on pages 116 to 178 were approved by the Board of Directors and signed on its behalf by:

Dawn Allen

Chief Financial Officer

20 March 2025

118 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

Consolidated statement of changes in equity

for the year ended

	Notes	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 1 January 2024		92	–	(10,960)	27,474	16,606	123	16,729
Implementation of IAS 29 – Hyperinflation		–	–	–	9	9	–	9
At 1 January 2024 Restated		92	–	(10,960)	27,483	16,615	123	16,738
Profit after tax		–	–	–	1,442	1,442	33	1,475
Other comprehensive (expenses)/income		–	–	(158)	12	(146)	(2)	(148)
Total comprehensive (expenses)/income		–	–	(158)	1,454	1,296	31	1,327
Distributions to non-controlling interests		–	–	–	–	–	(79)	(79)
Dividends to equity shareholders	10	–	–	–	(570)	(570)	–	(570)
Share-based incentive plans	26	–	–	–	102	102	–	102
Tax on share-based incentive plans		–	–	–	2	2	–	2
Shares transferred to employees		–	–	41	(40)	1	–	1
Purchase of shares by employee benefit trusts		–	–	(5)	–	(5)	–	(5)
Purchase of treasury shares		–	–	(116)	–	(116)	–	(116)
Repurchase of ordinary shares and capital reduction		(1)	–	1	(503)	(503)	–	(503)
Purchase of non-controlling interests		–	–	–	(479)	(479)	(17)	(496)
Non-controlling interests purchase option	27	–	–	–	(177)	(177)	–	(177)
At 31 December 2024		91	–	(11,197)	27,272	16,166	58	16,224

	Notes	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 1 January 2023		92	–	(10,491)	26,730	16,331	126	16,457
Profit after tax		–	–	–	1,049	1,049	62	1,111
Other comprehensive (expenses)/income		–	–	(431)	6	(425)	(7)	(432)
Total comprehensive (expenses)/income		–	–	(431)	1,055	624	55	679
Distributions to non-controlling interests		–	–	–	–	–	(58)	(58)
Dividends to equity shareholders	10	–	–	–	(388)	(388)	–	(388)
Share-based incentive plans	26	–	–	–	76	76	–	76
Tax on share-based incentive plans		–	–	–	1	1	–	1
Purchase of shares by employee benefit trusts		–	–	(38)	–	(38)	–	(38)
At 31 December 2023		92	–	(10,960)	27,474	16,606	123	16,729

Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 119

Consolidated statement of changes in equity

for the year ended

continued

	Notes	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 1 January 2022		1	–	(11,184)	37,538	26,355	125	26,480
Profit after tax		–	–	–	1,060	1,060	59	1,119
Other comprehensive income/(expenses)		–	–	740	94	834	(10)	824
Total comprehensive income		–	–	740	1,154	1,894	49	1,943
Issue of share capital of the former ultimate holding company		21,758	–	–	–	21,758	–	21,758
Capital reduction of the former ultimate holding company		(21,758)	–	–	–	(21,758)	–	(21,758)
Transactions between the former ultimate holding company and equity shareholders[1]		–	70	–	–	70	–	70
Effect of change of ultimate holding company		(1)	(70)	(47)	–	(118)	–	(118)
Transactions with equity shareholders[1]		–	–	–	(47)	(47)	–	(47)
Distributions to non-controlling interests		–	–	–	–	–	(48)	(48)
Dividends to equity shareholders[1]	10	–	–	–	(11,930)	(11,930)	–	(11,930)
Issue of share capital		11,543	10,607	–	–	22,150	–	22,150
Capital reduction		(11,451)	(10,607)	–	–	(22,058)	–	(22,058)
Share-based incentive plans	26	–	–	–	15	15	–	15
At 31 December 2022		92	–	(10,491)	26,730	16,331	126	16,457

1	In 2022, equity shareholders refers to GSK and Pfizer, which held equity interests of 68% and 32% in the Group respectively prior to the demerger as described in Note 1.

120 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

Consolidated cash flow statement

for the year ended

	Notes	31 December 2024 £m	31 December 2023 £m	31 December 2022 £m
Cash flows from operating activities
Profit after tax		1,475	1,111	1,119
Taxation charge	9	435	517	499
Net finance costs	8	302	368	207
Depreciation of property, plant and equipment and right of use assets	12, 13	225	201	180
Amortisation of intangible assets	14	99	108	107
Impairment and assets written off, net of reversals	4	192	200	143
(Gain)/Loss on sale of intangible assets, property, plant and equipment		(7)	12	(30)
Gain on sale of business	27	(121)	–	–
Share-based incentive plan expense	26	102	76	15
Other non-cash movements		(15)	(11)	9
Increase/(decrease) in pension and other provisions		1	70	(43)
Changes in working capital:
Decrease/(increase) in inventories		216	(131)	(292)
(Increase)/decrease in trade receivables		(312)	38	(85)
Increase in trade payables		158	112	387
Net change in other receivables and payables		144	(126)	171
Taxation paid		(593)	(445)	(324)
Net cash inflow from operating activities		2,301	2,100	2,063
Cash flows from investing activities
Purchase of property, plant and equipment		(250)	(234)	(304)
Purchase of intangible assets		(68)	(102)	(24)
Proceeds from sale of intangible assets	27	325	246	36
Purchase of business, net of cash acquired	27	–	(71)	–
Proceeds from sale of businesses	27	446	–	–
Loans to related parties	24	–	–	(9,211)
Proceeds from settlement of amounts invested with GSK finance companies	24	–	–	700
Interest received		75	27	19
Net cash inflow/(outflow) from investing activities		528	(134)	(8,784)
Cash flows from financing activities
Payment of lease liabilities	19	(60)	(55)	(45)
Interest paid		(360)	(404)	(163)
Dividends paid to shareholders	10	(570)	(388)	(2,682)
Purchase of non-controlling interests	27	(488)	–	–
Distributions to non-controlling interests		(79)	(58)	(48)
Contribution from parent		–	–	18
Repayment of borrowings	19	(562)	(553)	(1,518)
Proceeds from borrowings	19	1,214	–	11,004
Purchase of shares by employee benefit trust		(5)	(38)	–
Purchase of treasury shares		(116)	–	–
Share capital purchased for cancellation	23	(503)	–	–
Other financing cash flows		(8)	(72)	345
Net cash (outflow)/inflow from financing activities		(1,537)	(1,568)	6,911
Increase in cash and cash equivalents and bank overdrafts		1,292	398	190
Cash and cash equivalents and bank overdrafts at the beginning of the year		994	611	406
Exchange adjustments		(79)	(15)	15
Increase in cash and cash equivalents and bank overdrafts		1,292	398	190
Cash and cash equivalents and bank overdrafts at the end of the year		2,207	994	611
Cash and cash equivalents and bank overdrafts at the end of the year comprise:
Cash and cash equivalents	17	2,250	1,044	684
Overdrafts		(43)	(50)	(73)
Cash and cash equivalents and bank overdrafts at the end of the year		2,207	994	611

Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 121

Financial Statements

Notes to the Consolidated Financial Statements

1.General information

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

Financial period

These Consolidated Financial Statements cover the financial year from 1 January 2024 to 31 December 2024, with comparative figures for the financial years from 1 January 2023 to 31 December 2023 and, where appropriate, from 1 January 2022 to 31 December 2022.

Going concern

The Directors have reviewed the Group’s cash flow forecasts, financial position and exposure to principal risks and have formed the view that the Group will generate sufficient cash to meet its ongoing requirements for at least 12 months from the date the Financial Statements have been authorised.

The Directors have performed an additional ‘reverse stress test’ to ensure the going concern assumption remains appropriate. This incorporates the downside conditions that would cause the Group’s financial resources to be insufficient to meet its liabilities as they fall due. The ‘reverse stress test’ shows that forecast Group revenue and profit would have to reduce significantly in order to cause this worst-case scenario. Given the current financial strength of the Group, the combination of events required to achieve this scenario is considered highly unlikely to occur.

At 31 December 2024, the Group had cash and cash equivalents, net of bank overdrafts of £2,207m and undrawn credit facilities of $1.3bn and £0.9bn with initial maturity dates of September 2025 and September 2027, respectively. As a result, the Group’s Consolidated Financial Statements have been prepared on a going concern basis.

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

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 122

Financial Statements

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

The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below:

	Average rates			Year end rates
	2024	2023	2022	2024	2023	2022
USD/£	1.28	1.24	1.24	1.25	1.27	1.20
Euro/£	1.18	1.15	1.17	1.20	1.15	1.13
CNY/£	9.19	8.81	8.31	9.15	9.06	8.31

Accounting for Argentina and Turkey as hyperinflationary economies

The Argentinian and Turkish economies are designated as hyperinflationary for accounting purposes. The Group has monitored the impact of inflation on its subsidiaries in these countries and does not believe that inflation had a material impact on the Group over the past years. As a result, application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ has been applied to the entities whose functional currency is the Argentinian Peso or Turkish Lira effective 1 January 2024.

The application of IAS 29 includes:

•	Adjusting historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date.
●	Adjusting the income statement for inflation during the reporting period.
●	Translating the income statement at the period end foreign exchange rate instead of an average rate.
●	Adjusting the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.

The main effects of applying IAS 29 on the Group Consolidated Financial Statements are:

●	Opening retained earnings increased by £9m reflecting the impact of adjusting the historical cost of non-monetary assets and liabilities for the effect of inflation from the date of their initial recognition to 1 January 2024.
●	Revenue and operating profit for the year ended 31 December 2024 increased by £37m and £10m respectively.
●	A net monetary gain arising from hyperinflationary economies of £6m was recorded in the income statement reflecting the impact of adjusting the historical cost of non-monetary assets and liabilities for inflation from 1 January 2024 to 31 December 2024.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 123

Notes to the Consolidated Financial Statements continued

Impact of climate change

In preparing these Consolidated Financial Statements we have considered the impact of climate change. The Group does not believe that there is a material impact on the financial reporting judgements and estimates arising from climate change in the short term and as a result the valuation of our assets and liabilities has not been significantly impacted by these risks as at 31 December 2024. In concluding, we specifically considered the impact of climate change on the following areas:

Financial statement area	Relevant climate-related risks	Relevant ESG targets	Relevant Note for further information
Property, plant and equipment	- Impact of extreme weather events on operations and supply chain. - Carbon pricing regulations.	- Carbon reduction. - Water neutrality at our manufacturing sites.	Note 12 ‘Property, plant and equipment’
Goodwill and intangible brands
-
Impact of extreme weather events on operations and supply chain.
-
Reduced availability and increased price volatility of raw materials due to chronic climate change.
-
Carbon pricing regulations.
-
Changing consumer preferences.
		- Carbon reduction. - Recycle-ready packaging. - Sustainably sourced and deforestation-free ingredients and packaging. - Reduced use of virgin petroleum-based plastic.	Note 14 ‘Intangible assets’
Inventory	- Reduced availability and increased price volatility of raw materials due to chronic climate change. - Carbon pricing regulations.	- Recycle-ready packaging. - Sustainably sourced and deforestation-free ingredients and packaging. - Reduced use of virgin petroleum-based plastic.	Note 15 ‘Inventories’
Going concern and viability	- Damage and disruption caused by extreme weather events.		Viability assessment

Whilst there is currently no short-term impact anticipated from climate change, the judgements and estimates of the Group will be regularly reviewed in light of the increasing risks and dynamic regulatory landscape as this continues to evolve.

2.Accounting policies

The accounting policies adopted are the same as those which were applied for the previous financial year except as explained below and hyperinflation accounting outlined in Note 1.

Where an accounting policy is generally applicable to a specific note to the Consolidated Financial Statements, the policy is described within that note.

The accounting policies below have been applied throughout the Consolidated Financial Statements and apply to the Financial Statements as a whole.

Revenue

The Group receives revenue for supply of goods to external customers against orders received. The majority of contracts that the Group enters into relate to sales orders containing single performance obligations for the delivery of our products.

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

124 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

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

Research and development (R&D)

Research expenditure is charged to the income statement in the period in which it is incurred. Development expenditure is charged to the income statement in the period in which it is incurred, unless it meets the requirements of IAS 38 to be capitalised as an intangible asset and then amortised over the useful life of the developed product.

R&D expenditure comprises expenditure that is directly attributable to the research and development of new products or variants, including the costs attributable to the generation or improvement of intellectual property and product registrations, depreciation and amortisation of equipment, real estate and IT assets used by the R&D function.

Recent accounting developments

In May 2023, the International Accounting Standards Board issued amendments to IAS 7 ‘Statement of Cash Flows’ and IFRS 7 ‘Financial Instruments’ to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. As a result of implementing the amendments, the Group has provided additional disclosures about its supplier finance arrangement. Please refer to Note 18.

IFRS 18 ‘Presentation and Disclosure in Financial Statements’ will replace IAS 1 ‘Presentation of Financial Statements’ and applies for annual reporting periods beginning on or after 1 January 2027. The new standard introduces the following key new requirements:

●	Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations, and income tax categories. Entities are also required to present a newly defined operating profit subtotal. Entities’ net profit will not change.
●	Management-defined performance measures (MPMs) are disclosed in a single note in the financial statements.
●	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

Other than noted above, the Group is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Group’s statement of profit or loss, the statement of cash flows and the additional disclosures required for MPMs. The Group is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as ‘other’.

All new accounting standards, amendments to accounting standards and interpretations that have been published by the IASB, and are not effective for 31 December 2024 reporting periods, have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods.

3.Critical accounting judgements and key sources of estimation uncertainty

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

Indefinite life brands

Estimation of the recoverable amount of indefinite life brands requires significant estimates of the value of each brand. The Group reviews indefinite life brands for impairment at least annually or when there is an indication that the assets may be impaired. The recoverable amounts of indefinite life brands are estimated using the fair value less costs to sell methodology. These calculations use management’s estimates consistent with current budgets and plans that have been formally approved, assumptions of market participants and are based on discounted cash flow forecasts using estimated long-term growth rates. Refer to Note 14 ‘Intangible assets’ for further details about the Group’s indefinite life brands and sensitivity analysis of Preparation H and Nexium.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 125

Notes to the Consolidated Financial Statements continued

4.Segment information

The Group is organised into business units based on geographical areas and has three reportable segments:

–	North America.
–	Europe, Middle East, Africa and Latin America (EMEA & LatAm).
–	Asia Pacific (APAC).

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

The composition of these geographical segments is reviewed on an annual basis. Analysis of revenue and adjusted operating profit by geographical segment is included below:

Revenue by segment

	2024 £m	2023 £m	2022 £m
North America	4,042	4,195	4,116
EMEA & LatAm	4,631	4,545	4,270
APAC	2,560	2,562	2,472
Group revenue	11,233	11,302	10,858

Transactions between Haleon’s geographical regions are carried out at arm’s length terms in accordance with appropriate transfer pricing rules and Organisation for Economic Cooperation and Development (OECD) principles.

Adjusted operating profit by segment

	2024 £m	2023 £m	2022 £m
Group operating profit	2,206	1,996	1,825
Reconciling items between Group operating profit and Group adjusted operating profit[1]	294	553	647
Total	2,500	2,549	2,472

North America	1,000	1,107	1,070
EMEA & LatAm	1,054	1,010	977
APAC	539	541	506
Corporate and other unallocated	(93)	(109)	(81)
Total	2,500	2,549	2,472

1	The reconciling items above include:
a)	Net amortisation and impairment of intangible assets of £147m (2023: £224m, 2022: £172m): amortisation and impairment of intangible assets, excluding computer software and impairment of goodwill net of reversals of impairment.
b)	Restructuring costs of £214m (2023: £169m, 2022: £41m): expenses related to business transformation activities where the plans are sufficiently detailed and well advanced, and where a valid expectation to those affected has been created.
c)	Transaction-related costs of £(1)m (2023: £2m, 2022: £8m).
d)	Separation and admission costs of £30m (2023: £120m, 2022: £411m): costs incurred in relation to and in connection with separation and listing of the Group as a standalone business.
e)	Disposals and others of £(96)m (2023: £38m, 2022: £15m): gains and losses on disposals of assets and businesses, tax indemnities related to business combinations and other items.

126 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

The primary products sold by each of the reportable segments consist of Oral Health, Vitamins, Minerals and Supplements, Pain Relief, Respiratory Health, Digestive Health and Other products and the product portfolio is consistent across the reportable segments. Analysis of revenue by market category is included below:

Revenue by market category

	2024 £m	2023 £m	2022 £m
Oral Health	3,312	3,136	2,957
Vitamins, Minerals and Supplements	1,696	1,640	1,675
Pain Relief	2,564	2,652	2,551
Respiratory Health	1,677	1,736	1,579
Digestive Health and Other	1,984	2,138	2,096
Group revenue	11,233	11,302	10,858

Revenue attributable to the country of domicile and foreign countries with the most significant contribution to the Group’s revenue are included below:

Revenue by geography

	2024 £m	2023 £m	2022 £m
UK	384	381	348
US & Puerto Rico	3,616	3,755	3,692
China	987	966	907
Rest of the World	6,246	6,200	5,911
Group revenue	11,233	11,302	10,858

Other segmental information

	North America £m	EMEA & LatAm £m	APAC £m	Other reconciling items £m	Total £m
Year ended 31 December 2024
Impairment charges	8	5	1	193	207
Impairment reversal	–	–	–	(15)	(15)

Year ended 31 December 2023
Impairment charges	3	5	2	190	200
Impairment reversal	–	–	–	–	–

Year ended 31 December 2022
Impairment charges	2	7	1	133	143
Impairment reversal	–	–	–	–	–

Non-current assets attributable to the country of domicile and all foreign countries with significant non-current assets are included below:

	2024 £m	2023 £m	2022 £m
UK	334	405	440
US & Puerto Rico	7,523	7,622	8,519
Rest of the World	20,346	20,844	21,508
Non-current assets	28,203	28,871	30,467

Non-current assets by location excludes derivatives, other investments, deferred tax assets and post-employment benefit assets.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 127

Notes to the Consolidated Financial Statements continued

5.Other operating income/(expense)

Other operating income/expense includes income and expense from all other operating activities which are not related to the ordinary course of business of the Group, such as gains/losses from disposals and transaction-related costs.

In 2024, the Group recognised £121m gain on disposal of the Nicotine Replacement Therapy (NRT) business outside the US. Refer to Note 27 ‘Acquisitions and disposals’ for further details about the business disposal.

In 2023, the Group recognised £10m loss on disposal of the Lamisil brand.

In 2022, the Group recognised a £24m gain on the disposal of the Polocard brand, a product sold in Poland.

6.Operating profit

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Advertising and promotion (A&P) expenditure is charged to the income statement as incurred. Shipment costs on intercompany transfers are charged to cost of sales; distribution costs on sales to customers are included in selling, general and administration (SG&A).

Key expenses included in operating profit

	2024 £m	2023 £m	2022 £m
Advertising and promotion[1]	2,157	2,023	2,026
Distribution costs[1]	239	237	237
Separation and admission costs	30	120	411
Restructuring costs	214	169	41

1	Reported within selling, general and administration.

Separation and admission costs represent costs incurred in relation to and in connection with the separation and listing of the Group as a standalone business in 2022. Separation and admission costs are reported within cost of sales (2024: £1m, 2023: £4m, 2022: £4m) and the selling, general and administration expense (2024: £29m, 2023: £116m, 2022: £407m).

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

Restructuring costs include severance and other personnel costs, professional fees, impairments of assets and other related items.

Haleon may undertake restructuring programmes in response to changes in the Group’s trading environment and overall strategy or following significant acquisitions. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a major restructuring programme.

Restructuring costs in 2024 and 2023 mainly relate to business transformation activities associated with our programme to increase productivity and agility. In 2022, restructuring costs mainly related to activities aiming to generate synergies from the integration of the Pfizer Group’s Consumer Healthcare business into the Group’s business, following the Pfizer Transaction completed on 31 July 2019. Refer to Note 21 ‘Provisions’ for further details about the Group’s restructuring provisions.

A breakdown of the restructuring costs is included below:

	2024 £m	2023 £m	2022 £m
Cost of sales	123	26	19
Selling, general and administration, and other operating expenses	90	129	25
Research and development	1	14	(3)
Total	214	169	41

	2024 £m	2023 £m	2022 £m
Cash	146	168	39
Non-cash	68	1	2
Total	214	169	41

128 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

Fees payable to the Group’s auditors (and their associates) included in operating profit

In April 2023 KPMG LLP (UK) was appointed as external auditor for the Group. In 2022, in light of UK and US rules on independence, the Group had two external auditors KPMG LLP (US) and Deloitte LLP. KPMG LLP (US) was appointed to conduct an audit of the Group’s financial statements under the rules and standards of the US Securities and Exchange Commission (SEC) and the US Public Company Accounting Oversight Board (PCAOB) standards. Deloitte LLP was engaged in respect of the statutory audit of the financial statements of the Group’s parent company and its subsidiaries in accordance with International Standards of Auditing (UK ISAs). A fee breakdown for each firm is shown in the table below.

		2024 £m	2023 £m	2022 £m
KPMG LLP (UK)	Audit of Group Consolidated Financial Statements	12	11	–
	Audit of the Company’s subsidiaries	5	5	–
	Audit services	17	16	–
	Other services[1]	2	1	–
Total		19	17	–
KPMG LLP (US)	Audit of Group Consolidated Financial Statements	–	–	14
	Audit services	–	–	14
	Other services[1]	–	–	3
Total		–	–	17
Deloitte LLP	Audit of Parent Company and Consolidated Financial Statements	–	–	10
	Audit of the Company’s subsidiaries	–	–	5
	Audit services	–	–	15
	Other assurance services[2]	–	–	6
Total		–	–	21

1	Other services provided by KPMG relate to permissible tax compliance and advisory services £0.4m (2023: £nil), other audit-related services £1.5m (2023: £1.2m) and other services £0.2m (2023: £nil).
2	Includes (2022: £3m) in relation to reporting accountant work performed in preparation for the proposed separation of the Group from GSK.

7.Employees and remuneration of key management personnel

Employees

The average number of employees by individual geographical segment and the Group’s total employment costs are included below.

Average number of employees

	2024 '000	2023 '000	2022 '000
North America	4	5	5
EMEA & LatAm	13	12	10
APAC	7	7	6
Total	24	24	21

Aggregate remuneration of all employees including Directors

	2024 £m	2023 £m	2022 £m
Wages and salaries[1]	1,772	1,751	1,559
Social security costs	173	176	163
Pensions and other post-employment costs (Note 20)	29	26	27
Share-based incentive plans (Note 26)	117	88	78
Severance costs from integration and restructuring activities	79	108	8
Total	2,170	2,149	1,835

1Included in wages and salaries are costs in relation to defined contribution pension schemes, principally in the US and UK, of £60m (2023: £70m, 2022: £59m).

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 129

Notes to the Consolidated Financial Statements continued

Remuneration of key management personnel

Key management personnel comprises the Executive Directors and the Executive Team. The compensation of key management personnel in respect of their services to the Group in aggregate was as follows:

Remuneration of key management personnel

	2024 £m	2023 £m	2022 £m
Wages and salaries	22	19	18
Social security costs	3	2	1
Defined benefit schemes	1	1	1
Share-based incentive plans	20	15	9
Non-executive directors fees	2	2	–
Total	48	39	29

The gain on the share awards exercised by directors in 2024 amounted to £0.1m (2023: nil, 2022: nil). This gain reflects the increase in share price between the grant date and the release date.

8.Net finance costs

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

Net finance costs

	2024 £m	2023 £m	2022 £m
Interest income on financial assets at amortised cost:
Other receivables	–	–	38
Cash and cash equivalents	65	25	18
Financial assets measured at fair value through profit or loss	17	7	(5)
Net gains and losses arising from:
Financial instruments mandatorily measured at fair value through profit or loss	–	(109)	208
Retranslation of loans and bonds	–	111	(208)
Total finance income	82	34	51
Interest expense arising on:
Financial liabilities at amortised cost	(389)	(409)	(274)
Derivatives at fair value through profit or loss	–	–	6
Reclassification of hedges from other comprehensive income	22	23	18
Net gains and losses arising from:
Financial instruments mandatorily measured at fair value through profit or loss	11	–	–
Retranslation of loans and bonds	(13)	–	–
Finance expense arising on lease liabilities	(5)	(5)	(4)
Other finance expense	(10)	(11)	(4)
Total finance expense	(384)	(402)	(258)
Net finance costs	(302)	(368)	(207)

9.Taxation

Income tax

Income tax expense represents the sum of the current and deferred taxes.

Current tax payable or recoverable is based on taxable profit for the year, and any adjustments in respect of prior periods. Taxable profit differs from profit as reported in the income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The amount of current tax payable or receivable is the best estimate of the amount expected to be paid to, or received from, tax authorities. It is calculated using tax rates and laws that have been substantively enacted at the reporting date. In addition to ordinary income tax expense, total current tax includes any global minimum top-up taxes that might be due under Pillar Two legislation.

Tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they either relate to income taxes levied by the same taxation authority on either the same taxable entity or on different taxable entities which intend to settle the current tax assets and liabilities on a net basis.

130 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

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

Where open tax matters exist, the ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of negotiations with the relevant tax authorities or, if necessary, litigation proceedings. At 31 December 2024, the Group had recognised provisions of £124m in respect of such uncertain tax positions (2023: £148m, 2022: £159m). Due to the number of uncertain tax positions held and the number of jurisdictions to which these relate, it is not practicable to give meaningful sensitivity estimates.

The Group recognises interest on late paid taxes as part of financing costs, and any penalties, if applicable, as part of the income tax expense.

Tax charged to the income statement

The major components of income tax expense are:

Taxation charge/(credit) based on profits for the period

	2024 £m	2023 £m	2022 £m
Current year charge	608	570	412
Charge in respect of prior periods	(62)	(31)	25
Pillar Two income tax	3	–	–
Total current taxation	549	539	437
Total deferred taxation	(114)	(22)	62
Total	435	517	499

The tax charge on the Group’s profit for the year can be reconciled from the standard rate of corporation tax in the UK of 25% (2023: 23.5%, 2022: 19%) as follows:

Reconciliation of the taxation rate on the Group’s profit

	2024 £m	2023 £m	2022 £m
Profit before tax	1,910	1,628	1,618
UK statutory rate of taxation of 25% (2023: 23.5%, 2022: 19%)	478	383	307
Differences in overseas taxation rates	(18)	(2)	72
Benefit of substance-based tax rulings	(5)	(21)	(15)
R&D tax credits	(6)	(6)	(3)
Tax losses not recognised	–	–	1
Permanent differences on disposals, acquisitions and transfers	(35)	155	–
Items non-deductible/taxable for tax purposes	64	55	56
Reassessment of prior year estimates	(50)	(65)	5
Changes in tax rates	7	18	76
Total tax charge	435	517	499

The Group has a substantial business presence in many countries around the world. The effect of overseas tax rates represents the tax impact on profits arising outside the UK that are then taxed at rates different to the statutory rate in the UK. In 2024, this results in a reduction to the tax charge due to the further increase in the statutory rate of tax in the UK. This also resulted in a reduction to the tax charge in 2023 due to the increase in the statutory rate of the UK, whereas in 2022 this impact was to increase the tax charge. In all years, beneficial incentives offered in certain countries have reduced the overall tax charge.

The tax effect of disposals, acquisitions and transfers can vary from the accounting profit or loss that arises. The credit recorded in 2024 relates to a business divestment, whilst the 2023 charge related to the deferred tax impact of intra-group transfers.

Items non-deductible/taxable for tax purposes include irrecoverable withholding taxes, charges on controlled foreign companies, as well as legal and transactional fees that are not deductible for tax purposes.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 131

Notes to the Consolidated Financial Statements continued

The reassessment of prior year estimates includes settlements reached following conclusion of tax authority reviews, differences between final tax return submissions and liabilities accrued in the financial statements and the release of prior year uncertain tax positions. In 2023, this also included a one-off deferred tax credit of £37m.

The impact of changes in tax rates results from the revaluation of temporary differences due to a difference in applicable tax rates. In 2024, this primarily relates to a change in the blended rate of tax that is applicable across multiple states in the United States. In 2023, this primarily related to new Cantonal legislation substantively enacted in Switzerland that increases the applicable tax rate from 2025, whilst in 2022 a more significant change in the blend of state tax rates impacted the Group in the US.

Future tax charges, and therefore the effective tax rate, may be affected by factors such as acquisitions, disposals, restructurings, the location of research and development activity, tax regime reforms, agreements with tax authorities and resolution of open matters as the Group continues to bring its tax affairs up to date around the world.

On 20 June 2023, the UK Finance (No.2) Bill 2022-23 was substantively enacted in the UK, including legislation to implement in the UK certain parts of the OECD’s Pillar Two regime which applied to the Group for the first time for the period commencing 1 January 2024. The primary purpose of this legislation is to introduce a global minimum tax rate of 15%, to address concerns about the tax contributions of large multinationals.

Tax authorities around the world are responding to the new rules in a variety of ways, with examples being the introduction of corporate income tax, amendments to statutory rates of tax, and the introduction of ‘Domestic Minimum Top Up Taxes’. The £3m Pillar Two income tax charge recorded by the Group in 2024 (2023: £nil, 2022: £nil) primarily relates to Ireland, and is included within differences in overseas tax rates to reflect that the applicable rate due on operations in certain jurisdictions has increased.

In addition to the amounts charged to the income statement, tax of £3m has been credited directly to equity or through comprehensive income/(expense) (2023: £6m credit, 2022: £73m debit) of which a £1m credit (2023: £5m credit, 2022: £5m debit), is included in current tax and a £2m credit (2023: £1m credit, 2022: £68m debit) is included in deferred tax and principally relates to cash flow hedges, post-employment benefits and share based compensation.

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

Deferred tax assets and liabilities comprise of:

	2024 £m	2023 £m
Deferred tax assets	276	265
Deferred tax liabilities	(3,353)	(3,487)
Total	(3,077)	(3,222)

132 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

Movement in deferred tax assets and liabilities

	Accelerated capital allowances £m	Intangibles £m	Pensions & other post-employment benefits £m	Tax losses £m	Intra-group profit £m	Other net temporary differences £m	Total £m
As at 1 January 2024	(94)	(3,613)	32	11	175	267	(3,222)
Hyperinflation adjustment	(3)	(2)	–	–	–	(1)	(6)
Exchange adjustments	–	19	(1)	–	(11)	(7)	–
Credit/(charge) to income statement	4	87	(1)	2	(54)	76	114
(Charge)/credit to statement of comprehensive income	–	–	(7)	–	–	9	2
Credit directly to equity	–	–	–	–	–	–	–
Arising on business acquisitions/disposals	–	35	–	–	–	–	35
At 31 December 2024	(93)	(3,474)	23	13	110	344	(3,077)

	Accelerated capital allowances £m	Intangibles £m	Pensions & other post-employment benefits £m	Tax losses £m	Intra-group profit £m	Other net temporary differences £m	Total £m
As at 1 January 2023	(90)	(3,641)	30	14	135	171	(3,381)
Exchange adjustments	6	153	(1)	(1)	(12)	(9)	136
(Charge)/credit to income statement	(10)	(125)	6	(2)	52	101	22
(Charge)/credit to statement of comprehensive income	–	–	(3)	–	–	3	–
Credit directly to equity	–	–	–	–	–	1	1
At 31 December 2023	(94)	(3,613)	32	11	175	267	(3,222)

Provision for deferred tax liabilities of £34m (2023: £37m) has been made in respect of the taxation that would arise on the future distribution of retained profits by certain overseas subsidiaries. Deferred tax is not provided on temporary differences of £218m (2023: £206m) arising on unremitted profits as management can control any future reversal and does not consider such a reversal to be probable.

The Group has recognised a deferred tax asset for trading losses of £12m (2023: £11m) on the basis of management forecasts which demonstrate these losses should be recovered in the foreseeable future. No deferred tax asset has been recognised in respect of gross trading losses of £195m (2023: £260m) due to the unpredictability of future profits. Included in this unrecognised amount are US state tax losses of £127m (2023: £175m) which can only be carried forward for between 15 and 20 years. These losses expire at various dates over the next 12 years (2023: 17 years). Other unrecognised trading losses may be carried forward indefinitely.

In addition, a deferred tax asset of £1m (2023: £nil) has been recognised for capital tax losses available for offset against future capital receipts. The Group has not recognised a deferred tax asset for such losses with gross value of £26m (2023: £17m). Included in this unrecognised amount are losses of £11m (2023: £17m) which expire at the end of 2025. Other unrecognised capital losses may be carried forward indefinitely.

10.Dividends

Dividends are recognised on the date that the shareholder’s right to receive payment is established. Interim dividends are recognised when they become payable to Company’s shareholders. Final dividends are recognised when they are approved by shareholders. The Board are proposing a final dividend for the year ended 31 December 2024 of 4.6p per ordinary share. Subject to shareholder approval at the AGM, it will be paid on 5 June 2025 to holders of ordinary shares and ADS on the register as of 25 April 2025.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 133

Notes to the Consolidated Financial Statements continued

Dividends declared and paid during the year

	2024			2023			2022
	Paid/payable	Dividend per share (pence)	Total dividend (£m)	Paid/payable	Dividend per share (pence)	Total dividend (£m)	Paid/payable	Dividend per share (£)	Total dividend (£m)
2024 interim dividend	19 Sep 2024	2.0	182	–	–	–	–	–	–
2023 final dividend	16 May 2024	4.2	388	–	–	–	–	–	–
2023 interim dividend	–	–	–	5 Oct 2023	1.8	166	–	–	–
2022 final dividend	–	–	–	27 Apr 2023	2.4	222	–	–	–
Pre-demerger dividends[1]	–	–	–	–	–	–	–	11,930	11,930

1	During 2022, the Group declared and paid a series of dividends to GSK and Pfizer under the Shareholders’ Agreement valid at that time. The dividends per share for the dividends declared and paid before the demerger activities that took place in July 2022 were paid from the former ultimate holding company of CHHL2 and were calculated based on CHHL2’s share structure. In 2022, the Group utilised a £9,211m loan plus £37m of interest receivable from its former equity shareholders, prior to the demerger, to partially fund the pre-separation dividend and the final sweep dividend.

11.Earnings per share

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

Earnings per share

	2024	2023	2022
Profit after tax attributable to equity shareholders (£m)	1,442	1,049	1,060
Weighted average number of shares (million)	9,142	9,235	9,235
Less: weighted average number of treasury shares and shares held by EBTs (million)[1]	(10)	(2)	–
Basic weighted average number of shares (million)	9,132	9,233	9,235
Effect of dilutive potential shares (million)	43	30	4
Diluted weighted average number of shares (million)	9,175	9,263	9,239
Basic earnings per share (pence)	15.8	11.4	11.5
Diluted earnings per share (pence)	15.7	11.3	11.5
1	The total number of shares held as at 31 December 2024 was 31.0m. The impact of these shares on the basic weighted average number of shares was only 10m because these shares were acquired towards the end of the accounting period. These shares were acquired to meet the equity settled share-based payment obligations vesting in Q1 2025.

12.Property, plant and equipment

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

134 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

On disposal of property, plant and equipment, the cost and related accumulated depreciation and impairments are derecognised from the Consolidated Financial Statements and the net amount, less any proceeds, is taken to the income statement.

Property, plant and equipment

	Land and buildings £m	Plant, equipment and vehicles £m	Assets under construction £m	Total £m
Cost at 1 January 2023	930	1,652	389	2,971
Exchange adjustments	(44)	(69)	(19)	(132)
Additions	1	1	230	232
Additions from business acquisitions	24	14	22	60
Disposals and write-offs	(4)	(54)	–	(58)
Reclassifications	63	164	(249)	(22)
Cost at 31 December 2023	970	1,708	373	3,051
Hyperinflation adjustment	3	6	4	13
Exchange adjustments	(11)	(25)	(10)	(46)
Additions	–	–	250	250
Additions from business acquisitions	(2)	1	–	(1)
Disposals and write-offs	(2)	(32)	(3)	(37)
Reclassifications	54	231	(276)	9
Cost at 31 December 2024	1,012	1,889	338	3,239

Depreciation at 1 January 2023	(313)	(888)	–	(1,201)
Exchange adjustments	12	40	–	52
Charge for the year	(33)	(119)	–	(152)
Disposals and write-offs	2	44	–	46
Reclassifications	2	(2)	–	–
Depreciation at 31 December 2023	(330)	(925)	–	(1,255)
Hyperinflation adjustment	–	(3)	–	(3)
Exchange adjustments	1	12	–	13
Charge for the year	(34)	(138)	–	(172)
Disposals and write-offs	1	29	–	30
Reclassifications	–	(4)	–	(4)
Depreciation at 31 December 2024	(362)	(1,029)	–	(1,391)

Impairment at 1 January 2023	(3)	(6)	(4)	(13)
Exchange adjustments	–	1	–	1
Impairment losses	–	(4)	(3)	(7)
Disposals and write-offs	–	3	–	3
Reclassifications	–	–	–	–
Impairment at 31 December 2023	(3)	(6)	(7)	(16)
Exchange adjustments	–	1	1	2
Impairment losses	(1)	(17)	(15)	(33)
Disposals and write-offs	1	3	3	7
Reclassifications	–	1	–	1
Impairment at 31 December 2024	(3)	(18)	(18)	(39)

Depreciation and impairment at 31 December 2023	(333)	(931)	(7)	(1,271)
Depreciation and impairment at 31 December 2024	(365)	(1,047)	(18)	(1,430)

Net book value at 31 December 2023	637	777	366	1,780
Net book value at 31 December 2024	647	842	320	1,809

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 135

Notes to the Consolidated Financial Statements continued

Impairment losses charged to cost of sales for 2024 is £27m (2023: £nil, 2022: £nil) and £6m for 2024 (2023: £7m, 2022: £8m) has been charged to selling, general and administration.

Reversals of impairment arise from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments are deemed no longer to apply. There were no impairment reversals credited to cost of sales in the years presented.

Reclassifications include £6m for 2024 (2023: £22m, 2022: £54m) related to assets under construction that have been reclassified to computer software in intangible assets during the year.

Impact of climate change

The impact of damage and disruption caused by extreme weather events on the useful lives of property, plant and equipment were considered. Management undertook a modelling exercise to estimate the potential impact that extreme weather events could have on the Group’s manufacturing sites. Management considered that the hazards with the greatest potential impact over the long-term time horizon are riverine and flash flooding, and heatwaves. Given the geographical spread of the Group’s manufacturing sites, the prospect of every site being impacted in any given year, or for every year, is considered remote and as a result, the level of loss potentially arising would not be considered significant for the Group. In addition, the majority of the Group’s assets have useful lives that end ahead of the medium- to long-term timescales expected for extreme climate events to occur. Therefore, we consider that there is no material impairment risk on the property, plant, and equipment balances for the year as a result of climate change.

13.Right of use assets

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

Right of use assets where title is expected to pass to the Group at a point in the future are depreciated in a manner consistent to that for owned property, plant and equipment. In other cases, right of use assets are depreciated over the shorter of the useful life of the asset or the lease term. The lease term is the non-cancellable period of the lease plus any periods for which the Group is reasonably certain to exercise any extension options. If right of use assets are considered to be impaired, the carrying value is reduced accordingly.

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

Right of use assets

	Land and buildings £m	Plant and equipment £m	Vehicles £m	Total £m
Net book value at 1 January 2023	128	–	14	142
Exchange adjustments	(6)	–	(1)	(7)
Additions	39	1	13	53
Depreciation	(39)	–	(10)	(49)
Disposals and write-offs	(17)	–	–	(17)
Net book value at 31 December 2023	105	1	16	122
Hyperinflation adjustment	–	–	–	–
Exchange adjustments	(3)	–	(1)	(4)
Additions	29	–	19	48
Depreciation	(39)	(1)	(13)	(53)
Disposals and write-offs	(1)	–	–	(1)
Net book value at 31 December 2024	91	–	21	112

The total cash outflow for leases amounted to £60m in 2024 (2023: £55m, 2022: £45m). The Group has lease commitments relating to leases that have not commenced at year end of £2m (2023: £1m, 2022: £30m). Refer to Note 19 ‘Borrowings’ for further details on the Group’s lease liabilities.

136 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

14.Intangible assets

Goodwill

Goodwill arising on consolidation represents the excess of the fair value of the consideration transferred over the fair value of the Group’s share of the identifiable assets and liabilities of the acquired subsidiaries at the date of acquisition. Goodwill is not subject to amortisation but is tested annually for impairment, or more frequently where indicators of impairment exist, and is carried at cost less any accumulated impairment losses.

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

Management uses the approved three-year strategic plan and the projected cash flows for a further two-year period as the basis for the Group CGUs’ value in use calculations.

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

The carrying values of all non-current assets are reviewed for impairment, either on a standalone basis or as part of a larger CGU, when there is an indication that the assets might be impaired. Additionally, intangible assets with indefinite useful lives and intangible assets which are not yet available for use are tested for impairment annually. Any provision for impairment is charged to the income statement. If the recoverable amount of an intangible asset is less than the carrying amount, an impairment loss is recognised in the income statement. The recoverable amount is the higher of fair value less costs of disposal and value in use. Impairment losses are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of amortisation, had no impairments been recognised.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 137

Notes to the Consolidated Financial Statements continued

Intangible assets

	Goodwill £m	Indefinite life brands £m	Amortised brands, licences and patents £m	Computer software £m	Assets under construction £m	Total £m
Cost at 1 January 2023	8,396	19,465	674	555	–	29,090
Exchange adjustments	(82)	(689)	(11)	(10)	(1)	(793)
Additions	3	–	7	4	76	90
Disposals and write-offs	–	–	(28)	(24)	–	(52)
Reclassifications	–	(7)	44	17	8	62
Transfer to assets held for sale	–	(556)	(295)	–	–	(851)
Cost at 31 December 2023	8,317	18,213	391	542	83	27,546
Hyperinflation adjustments	1	7	–	3	–	11
Exchange adjustments	17	(80)	(2)	(3)	1	(67)
Additions	–	8	4	4	58	74
Disposals and write-offs	–	–	(1)	(8)	(32)	(41)
Reclassifications	–	–	(2)	45	(49)	(6)
Transfer to assets held for sale	(133)	(247)	–	–	–	(380)
Cost at 31 December 2024	8,202	17,901	390	583	61	27,137

Amortisation at 1 January 2023	–	–	(229)	(281)	–	(510)
Exchange adjustments	–	–	8	8	–	16
Charge for the period	–	–	(39)	(69)	–	(108)
Disposals and write-offs	–	–	28	21	–	49
Reclassifications	–	–	(32)	–	–	(32)
Transfer to assets held for sale	–	–	53	–	–	53
Amortisation at 31 December 2023	–	–	(211)	(321)	–	(532)
Hyperinflation adjustments	–	–	–	(2)	–	(2)
Exchange adjustments	–	–	–	2	–	2
Charge for the period	–	–	(24)	(75)	–	(99)
Disposals and write-offs	–	–	–	4	–	4
Amortisation at 31 December 2024	–	–	(235)	(392)	–	(627)

Impairment at 1 January 2023	–	(132)	–	(12)	–	(144)
Exchange adjustments	–	6	–	–	–	6
Impairment losses	–	(184)	(1)	(1)	–	(186)
Reversal of impairment losses	–	–	–	–	–	–
Reclassifications	–	–	(8)	–	–	(8)
Disposals and write-offs	–	–	–	3	–	3
Transfer to assets held for sale	–	170	–	–	–	170
Impairment at 31 December 2023	–	(140)	(9)	(10)	–	(159)
Exchange adjustments	–	(3)	–	–	–	(3)
Impairment losses	–	(135)	(3)	(4)	(32)	(174)
Disposals and write-offs	–	–	1	4	32	37
Impairment at 31 December 2024	–	(278)	(11)	(10)	–	(299)

Amortisation and impairment at 31 December 2023	–	(140)	(220)	(331)	–	(691)
Amortisation and impairment at 31 December 2024	–	(278)	(246)	(402)	–	(926)

Net book value at 31 December 2023	8,317	18,073	171	211	83	26,855
Net book value at 31 December 2024	8,202	17,623	144	181	61	26,211

138 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

The net book value of computer software included £84m (2023: £122m, 2022: £133m) of internally generated costs. During the year ended 31 December 2022, additions to indefinite life brands included £174m of non-cash purchases which were settled by offsetting a liability owed to the Group by GSK.

Goodwill impairment

Goodwill mainly arose from the Novartis Transaction in 2015 (£2.6bn) and the Pfizer Transaction in 2019 (£5.6bn).

Goodwill is allocated to the Group’s CGUs as follows:

	2024 £m	2023 £m
North America	3,230	3,247
EMEA & LatAm	2,827	2,926
APAC	2,145	2,144
Net book value at 31 December	8,202	8,317

The recoverable amounts of the CGUs are assessed using a value in use model (2023: value in use). Value in use is calculated using a discounted cash flow approach, with a pre-tax discount rate applied to the projected risk-adjusted pre-tax cash flows and terminal value.

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
	Profit margins
	Terminal growth rates
	Discount rates
	Taxation rates
Determination of assumptions	Growth rates are internal forecasts based on both internal and external market information
	Margins reflect past experience, adjusted for expected changes
	Terminal growth rates are based on internal projections and external forecasts of the relevant markets
	Discount rates are based on the Group WACC, adjusted where appropriate
	Taxation rates are based on appropriate rates for each CGU
Period of specific projected cash flows	Five years
Terminal growth rates		2024	2023
	North America	2.1% p.a.	2.0% p.a.
	EMEA & LatAm	2.7% p.a.	2.6% p.a.
	APAC	2.3% p.a.	2.4% p.a.
Discount rates (pre-tax)		2024	2023
	North America	7.4%	7.9%
	EMEA & LatAm	11.2%	13.2%
	APAC	9.4%	10.2%

The terminal growth rate does not exceed the long-term projected growth rate for the Group. Goodwill is monitored for impairment at individual CGU level. In each case, the valuation indicated substantial headroom such that it is remote that a reasonably possible change to key assumptions would result in an impairment of goodwill.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 139

Notes to the Consolidated Financial Statements continued

Indefinite life brands and amortised brands impairment

Indefinite life brands comprise a portfolio of consumer health products. The net book value of the major brands is as follows:

	2024 £m	2023 £m
Advil	3,527	3,521
Voltaren	2,725	2,725
Centrum	1,798	1,850
Caltrate	1,662	1,680
Otrivin	1,385	1,385
Robitussin	1,173	1,174
Preparation H	1,108	1,103
Fenistil	598	598
Nexium	574	706
Emergen-C	470	464
Theraflu	446	444
Panadol	395	396
Sensodyne	276	281
Excedrin	189	186
Biotene	127	130
Polident	126	126
Vitasprint	113	118
Corega	110	116
Nicotinell	–	246
Other brands	821	824
Total	17,623	18,073

The Group tests all its indefinite life brands for impairment by applying a fair value less costs to sell model using a three-year strategic plan approved by management and cash flows beyond the three-year period are extrapolated using the terminal growth rates. All brands were tested for impairment using brand-specific assumptions which included a discount rate equal to the Group’s post-tax WACC of 7.0% (2023: 7.5%; 2022: 7.0%) adjusted where appropriate for country and currency risks, and applied to the post-tax cash flows. This valuation methodology uses significant inputs which are not based on observable market data, and therefore this valuation technique is classified as level 3 of the fair value hierarchy. In addition to the discount rate, the main assumptions include future sales price and volume growth, product contribution and the future expenditure required to maintain the product’s marketability and registration in the relevant jurisdictions. These assumptions are based on past experience and are reviewed as part of management’s budgeting and strategic planning cycle. Except Nexium (see below), the terminal growth rates for all other brands are between 0% and 2.5% (2023: 0% and 3%; 2022: 0% and 3%) and are management’s estimates which align with those of market participants’ estimate of future long-term average growth rates for the relevant markets.

In 2024, the Group recorded a non-cash impairment charge of £135m for Nexium since the carrying value of the brand was higher than the recoverable amount. The decrease in recoverable amount was mainly driven by challenging market conditions for the category. The post-tax discount rate used for the brand is 6.5% (2023: 7.5%) primarily driven by a decline in the cost of debt and a negative terminal growth rate of 2% (2023: 0%) driven by the factors affecting brand performance noted above. The revenue growth rate assumed for the next three years is -8%. If the revenue growth rate for Nexium had been 2.5% lower or the terminal growth rate had been 0.5% lower than management’s estimates, the Group would have had to recognise a further impairment of £13m or £6m, respectively.

Additionally, in 2024, the carrying value of Preparation H continues to be sensitive to reasonably possible changes in key assumptions. The post-tax discount rate used for the brand is 6.5% (2023: 6.8%) primarily driven by a decline in the cost of debt and terminal growth rate is 2.1% (2023: 2.5%) in line with external forecasts for the category. If the discount rate for Preparation H had been 0.5% higher or the terminal growth rate had been 0.5% lower than management’s estimates respectively, the Group would have had to recognise an impairment of £97m (2023: £115m) or £60m (2023: £75m), respectively.

Other than as disclosed above, management does not consider that any reasonably possible changes in the key assumptions would cause the fair value less costs to sell of the individually significant brands disclosed above to fall below their carrying values.

In 2023, the Group recorded a non-cash impairment charge of £170m upon signing a definitive agreement to dispose ChapStick, an indefinite life brand, which had been classified as an asset held for sale as at 31 December 2023. In addition, the Group also recorded an impairment of £15m relating to a collection of smaller brands as these brands are experiencing sales volume decline year on year.

140 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

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

Certain assets were transferred from intangible assets to assets held for sale and subsequently disposed of during the year.

A breakdown of the amortisation, impairment losses and reversals is included below:

	Amortisation			Net impairment losses/(reversals)
	2024 £m	2023 £m	2022 £m	2024 £m	2023 £m	2022 £m
Cost of sales	38	55	61	155	185	129
Selling, general and administration	61	53	46	4	1	6
Total	99	108	107	159	186	135

Impact of climate change

The Group has stress tested the future cash flows for the potential impact of climate change and concluded that there is sufficient headroom for goodwill. Preparation H’s recoverable amount is sensitive to reasonably possible changes in key assumptions that would lead to an immaterial additional impairment charge due to either physical damage in our manufacturing sites or the associated costs of future transition risk. Carbon pricing policy is the highest potential transition risk that could have a medium risk in the medium- to long-term time frame. With continued decarbonisation efforts and Haleon’s focus on meeting the targets to minimise carbon pricing impacts, this is not expected to have a material impact on the key assumptions used in the impairment assessment.

15.Inventories

Inventories are included in the Consolidated Financial Statements at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realisable value. Cost is determined on a first in, first out basis. Net realisable value is the estimated selling price less the estimated costs necessary to make a sale.

Composition of inventory balances

	2024 £m	2023 £m
Raw materials and consumables	236	298
Work in progress	26	20
Finished goods	928	1,090
Total	1,190	1,408

The total cost of inventories recognised as an expense and included in cost of sales amounted to £4,074m in 2024 (2023: £4,196m, 2022: £3,970m). This includes inventory write-down of £177m (2023: £178m, 2022: £118m). The Group reverses and reassesses its inventory provisions in full every reporting period.

The reversals of prior year write-downs of inventories in 2024 is £90m (2023: £74m, 2022: £40m) and these reversals principally arise from the reassessment of usage or demand expectations prior to inventory expiration.

Impact of climate change

The Group’s inventory turnover cycle is much shorter than the longer-term time horizons associated with the climate-related risks and therefore the risk of material write-down of Haleon’s inventory is deemed to be low.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 141

Notes to the Consolidated Financial Statements continued

16.Trade and other receivables

Trade receivables are initially measured at the original invoice amount and subsequently measured at amortised cost less allowances for expected credit losses which are measured at an amount equal to lifetime expected credit losses. In determining credit risk, the Group considers reasonable and supportable information that is relevant and available without undue costs or effort. This includes both quantitative and qualitative information and analysis based on the Group’s ageing of the receivables, customers’ payment history and forward-looking information including wider macroeconomic factors. Trade receivables sold under a non-recourse factoring agreement are derecognised at the point of sale as risks and rewards are substantially transferred.

When a trade receivable is determined to have no reasonable expectation of recovery, it is written off, firstly against any expected credit loss allowance available and then to the income statement.

Subsequent recoveries of amounts previously provided for or written off are credited to the income statement. Long-term receivables are discounted where the effect is material.

Trade and other receivables

	2024			2023
	Current £m	Non-current £m	Total £m	Current £m	Non-current £m	Total £m
Trade receivables, net of expected credit loss allowance	1,588	–	1,588	1,352	–	1,352
Other prepayments and accrued income	114	–	114	107	–	107
Employee loans and advances	6	–	6	5	–	5
VAT receivable	151	–	151	173	–	173
Other third-party receivables	196	71	267	219	114	333
Total	2,055	71	2,126	1,856	114	1,970

Expected credit loss allowance

	2024 £m	2023 £m
At 1 January	29	41
Exchange adjustments	(1)	(2)
Charge for the year	38	2
Subsequent recoveries of amounts provided for	(25)	(7)
Utilised	(5)	(5)
At 31 December	36	29

Set out below is the information about the credit risk exposure of the Group’s trade receivables using a provision matrix:

Year ended 31 December 2024

	Trade receivables
		Days past due
	Current £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m	Total £m
Estimated total gross carrying amount at default	1,406	113	36	26	18	25	1,624
Expected credit loss	4	1	3	2	4	22	36

Year ended 31 December 2023

	Trade receivables
		Days past due
	Current £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m	Total £m
Estimated total gross carrying amount at default	1,210	102	25	12	15	17	1,381
Expected credit loss	5	1	1	2	4	16	29

142 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s customer base being large and diverse. No single customer represents more than 10% of the Group’s sales.

Within other third-party receivables, £189m (2023: £230m) was classified as financial assets. The expected credit loss in other receivables is not deemed significant, hence no credit loss allowance is recognised. Refer to Note 25 ‘Capital and financial risk management’ for further information on credit risk.

17.Cash and cash equivalents

Cash and cash equivalents is comprised of cash at bank and short-term highly liquid deposits which are primarily held for operating purposes and normally with an original maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes.

Cash and cash equivalents include £55m in 2024 (2023: £50m) not available for general use due to restrictions applying in the subsidiaries where it is held. Restrictions include exchange controls and taxes on repatriation. In 2024, £1,226m (2023: £161m) of the cash and cash equivalents are held in short term deposits with financial institutions.

Cash and cash equivalents held in the following currencies, that mostly influence the Group, are presented below:

	2024 £m	2023 £m
Pound Sterling (GBP)	1,790	634
Indian Rupee (INR)	73	36
Taiwan Dollar (TWD)	40	46
Euro (EUR)	30	29
United States Dollar (USD)	27	39
Others	290	260
Total	2,250	1,044

18.Trade and other payables

Trade payables are initially recognised at fair value and then held at amortised cost. Long-term payables are discounted where the effect is material. Trade payables are derecognised when the original liability is either discharged, usually through payment, or substantially modified.

Composition of trade and other payables

	2024 £m	2023 £m
Trade payables	1,973	1,855
Customer return and rebate accruals	738	717
Other payables and accruals	477	374
Wages and salaries	290	365
Accrued interest on financial liabilities	104	100
Social security	54	45
VAT payables	51	49
Deferred income	18	21
Total	3,705	3,526

Customer return and rebate accruals are provided for by the Group at the point of sale in respect of the estimated rebates, discounts or allowances payable to customers. Accruals are made at the time of sale but the actual amounts paid are based on claims made some time after the initial recognition of the sale. The level of accrual is reviewed and adjusted quarterly in light of historical experience of actual rebates, discounts or allowances given and returns made and any changes in arrangements. The assumptions used in estimation are based on known facts with a high level of accuracy. In addition, the Group’s promotional programmes are typically short term in nature resulting in lower inherent estimation uncertainty. As a result, management considered no likelihood of material change in the next financial year.

Customer return and rebate accruals are not presented net against any trade receivables that may be owing from the same customer as the offsetting criteria in IAS 32 have not been met.

Refer to Note 24, ‘Related party transactions’ for further details on amounts payable to GSK and Pfizer.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 143

Notes to the Consolidated Financial Statements continued

Supply chain financing arrangements

The Group has supply chain financing (SCF) arrangements in place. The principal purpose of these arrangements is to enable the supplier, if it so wishes, to sell its receivables due from the Group to a third-party bank prior to their due date, thus providing earlier access to liquidity. From the Group’s perspective, the invoice payment due date remains unaltered and the payment terms of suppliers participating in the SCF programmes are similar to those suppliers that are not participating, and to the wider industry more generally.

If a receivable is purchased by a third-party financial institution, that financial institution does not benefit from additional security when compared to the security originally enjoyed by the supplier.

These amounts are included within trade payables and all cash flows associated with the programmes are included within cash flow from operating activities as they continue to be part of the normal operating cycle of the Group.

Carrying amount of liabilities (£m)	2024	2023
Presented within trade and other payables	15	4
of which suppliers have received payments	8	2
Range of payment due dates
Liabilities that are part of the arrangements	60-125	60-125
Comparable trade payables that are not part of the arrangement	30-125	30-125

19.Borrowings

All borrowings are initially recorded at fair value, net of transaction costs. Borrowings are subsequently carried at amortised cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognised as a charge to the income statement over the period of the relevant borrowing.

Lease liabilities

The corresponding liability to the lessor is recognised as a lease obligation within short term and long-term borrowings. The carrying amount is subsequently increased to reflect interest on the lease liability and reduced by lease payments made.

For calculating the discounted lease liability on leases, the implicit rate in the lease is used. If this is not available, the incremental borrowing rate with a lease-specific adjustment is used. Finance costs are charged to the income statement to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Variable rents are not part of the lease liability and the right of use asset. These payments are charged to the income statement as incurred. Short term and low-value leases are not capitalised, and lease rentals are also charged to the income statement as incurred.

Composition of borrowings

	2024			2023
	Current £m	Non-current £m	Total £m	Current £m	Non-current £m	Total £m
Loan and overdrafts	(43)	(290)	(333)	(60)	–	(60)
Lease liabilities	(50)	(73)	(123)	(48)	(89)	(137)
Non-voting preference shares	–	(25)	(25)	–	(25)	(25)
Bonds	(1,394)	(8,252)	(9,646)	(548)	(8,686)	(9,234)
Total	(1,487)	(8,640)	(10,127)	(656)	(8,800)	(9,456)

144 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

	Carrying value
Bonds[1]	2024 £m	2023 £m
USD 700m 3.024% Mar 2024	–	548
USD 1,750m 3.125% Mar 2025	1,394	1,336
EUR 850m 1.250% Mar 2026	694	707
USD 2,000m 3.375% Mar 2027	1,587	1,561
EUR 750m 2.875% Sep 2028	620	–
GBP 300m 2.875% Oct 2028	299	299
USD 1,000m 3.375% Mar 2029	785	775
EURO 750m 1.750% Mar 2030	620	650
USD 2,000m 3.625% Mar 2032	1,558	1,551
GBP 300m 4.625% Sep 2033	298	–
EUR 750m 2.125% Mar 2034	617	646
GBP 400m 3.375% Mar 2038	398	398
USD 1,000m 4.000% Mar 2052	776	763
Total	9,646	9,234
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

Short-term borrowings

As at 31 December 2024, the Group had within short-term borrowings, USD Notes of $1,750m (£1,394m) (31 December 2023: $700m (£548m)). The average effective pre-swap and post-swap interest rate of all short-term notes in issue as at 31 December 2024 was 3.1% and 4.6% (31 December 2023: 3.0% and 3.0%). The Group repaid the $700m Fixed Rate Senior Note on its maturity on 25 March 2024.

The Group has commercial paper programmes (with maximum aggregate amounts of £2bn and $10bn) pursuant to which members of the Group may issue commercial paper from time to time. At 31 December 2024 and 2023 the Group did not have any commercial paper in issue.

As at 31 December 2024, the Group had no short-term bank loans (31 December 2023: £10m). The weighted average interest rate on short-term bank loans as at 31 December 2024 was 0% (31 December 2023: 7.8%).

Long-term borrowings

As at 31 December 2024, the Group had within long-term borrowings, Notes of £8,252m (31 December 2023: £8,686m), of which £4,267m (31 December 2023: £4,783m) fell due in more than five years. The average effective pre-swap and post-swap interest rate of all long-term notes in issue as at 31 December 2024 was 3.1% and 3.2% (31 December 2023: 3.0% and 3.6%).

Under the Euro Medium Term Note (EMTN), the Group issued two new Notes on 18 September 2024 amounting to €750m (£623m) with a coupon rate of 2.9% and £300m with a coupon rate of 4.6% maturing on 18 September 2028 and 18 September 2033 respectively.

On 26 December 2024, the Group secured a long-term bank loan of CNY2,679m (£290m) maturing on 25 December 2029. The weighted average interest rate on the long-term bank loan as at 31 December 2024 was 3.0%.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 145

Notes to the Consolidated Financial Statements continued

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

Committed credit facilities

The Group has undrawn credit facilities of £900m and $1,300m with initial maturity dates of September 2027 and September 2025 respectively. As at 31 December 2024, no amounts were drawn under these facilities (31 December 2023: £nil).

Lease liabilities

The maturity analysis of lease liabilities recognised on the Group balance sheet is as follows:

	2024 £m	2023 £m
Due within one year	(50)	(48)
Due between one and two years	(36)	(36)
Due between two and three years	(19)	(25)
Due between three and four years	(9)	(14)
Due between four and five years	(6)	(7)
Due after five years	(3)	(7)
Total	(123)	(137)

Refer to Note 8 ‘Net finance costs’ for further details on finance expense arising on lease liabilities.

Movement in assets and liabilities arising from financing activities

	At 1 January 2024 £m	Cash flows £m	Foreign exchange £m	Fair value adjustments, interest on derivatives and reclassification £m	At 31 December 2024 £m
Reconciliation of movement in liabilities to cash flow statement
Long-term borrowings	(8,711)	(1,214)	16	1,342	(8,567)
Short-term borrowings	(558)	562	(27)	(1,371)	(1,394)
Lease liabilities	(137)	60	3	(49)	(123)
Derivative financial instruments	(102)	8	(1)	65	(30)
Total financial liabilities arising from financing activities	(9,508)	(584)	(9)	(13)	(10,114)
Cash and cash equivalents net of bank overdrafts	994	1,292	(79)	–	2,207
Total	(8,514)	708	(88)	(13)	(7,907)

	At 1 January 2023 £m	Cash flows £m	Foreign exchange £m	Fair value adjustments, interest and other movements £m	At 31 December 2023 £m
Reconciliation of movement in liabilities to cash flow statement
Long-term borrowings	(9,886)	243	412	520	(8,711)
Short-term borrowings	(320)	310	15	(563)	(558)
Lease liabilities	(161)	55	8	(39)	(137)
Derivative financial instruments	(112)	72	–	(62)	(102)
Total financial liabilities arising from financing activities	(10,479)	680	435	(144)	(9,508)
Cash and cash equivalents net of bank overdrafts	611	398	(15)	–	994
Total	(9,868)	1,078	420	(144)	(8,514)

146 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

20.Pensions and other post-employment benefits

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

Assumptions

The Group has applied the following financial assumptions in assessing the defined benefit liabilities:

	2024 %pa	2023 %pa
Germany
Rate of increase of future earnings	3.0	3.0
Discount rate	3.4	3.3
Expected pension increases	2.0	2.1
Inflation rate	2.0	2.1
Switzerland
Rate of increase of future earnings	1.8	2.0
Discount rate	1.0	1.4
Expected pension increases	N/A	N/A
Inflation rate	1.0	1.3
Ireland
Rate of increase of future earnings	2.0	2.0
Discount rate	3.4	3.3
Expected pension increases	3.0	3.0
Inflation rate	2.0	2.1
Rest of World
Rate of increase of future earnings	N/A	N/A
Discount rate	5.7	5.1
Expected pension increases	N/A	N/A
Inflation rate	2.5	2.5

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 147

Notes to the Consolidated Financial Statements continued

The average life expectancy assumed now for an individual at the age of 60 and projected to apply in the years stated below for an individual then at the age of 60 is as follows:

As at 31 December 2024

	Germany		Switzerland		Ireland		Rest of World
Years	Male	Female	Male	Female	Male	Female	Male	Female
Current	25.5	29.2	26.7	28.6	27.3	30.3	27.4	28.8
Projected for 2044	28.5	31.5	28.6	30.3	30.1	32.4	28.9	30.2

As at 31 December 2023

	Germany		Switzerland		Ireland		Rest of World
Years	Male	Female	Male	Female	Male	Female	Male	Female
Current	25.3	29.0	26.6	28.5	26.9	29.7	27.3	28.7
Projected for 2043	28.1	31.3	28.5	30.2	29.7	31.9	28.9	30.2

The mortality rates are based on standard tables in each country (Heubeck 2018 in Germany, BVG 2020 in Switzerland and ILT15 in Ireland)

with allowances for future improvements.

Income statement

	2024 £m	2023 £m	2022 £m
German pension schemes	3	5	5
Swiss pension schemes	10	9	9
Irish pension schemes	5	2	5
Other overseas pension schemes	2	–	(1)
Unfunded post-employment healthcare schemes	9	10	9
Total	29	26	27

148 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

The costs of the defined benefit pension and post-employment healthcare schemes are charged in the income statement as follows:

	Net pensions total £m	Other post retirement obligations total £m	Total post retirement obligations £m
2024
Cost of sales	10	9	19
Research and development	2	–	2
Selling, general and administration	8	–	8
31 December 2024	20	9	29
2023
Cost of sales	10	8	18
Research and development	1	–	1
Selling, general and administration	7	–	7
31 December 2023	18	8	26
2022
Cost of sales	12	9	21
Research and development	1	–	1
Selling, general and administration	5	–	5
31 December 2022	18	9	27

The amounts recorded in the income statement and statement of comprehensive income in relation to the defined benefit pension and post-employment healthcare schemes were as follows:

	2024			2023			2022
	Pensions £m	Other post- employment benefits £m	Total £m	Pensions £m	Other post- employment benefits £m	Total £m	Pensions £m	Other post- employment benefits £m	Total £m
31 December
Amounts charged to operating profit:
Current service cost	17	5	22	16	6	22	16	7	23
Past service cost/(credit)	4	–	4	1	–	1	1	–	1
Gain from settlement	(1)	–	(1)	–	–	–	–	–	–
Net interest cost	–	4	4	1	2	3	1	2	3
Total	20	9	29	18	8	26	18	9	27
Remeasurements recorded in the statement of comprehensive income	(6)	(13)	(19)	(6)	1	(5)	(91)	(32)	(123)

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

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 149

Notes to the Consolidated Financial Statements continued

The fair values of the assets and liabilities of the German, Swiss and Irish defined benefit pension schemes, together with aggregated data for other defined benefit pension schemes in the Group are as follows:

31 December 2024

	Germany £m	Switzerland £m	Ireland £m	Rest of World £m	Total £m
Listed equities	56	74	32	4	166
Property	–	68	–	–	68
Listed bonds	57	88	162	19	326
Insurance contracts	24	45	–	–	69
Other assets	–	34	2	13	49
Fair value of assets	137	309	196	36	678
Asset ceiling restriction	–	(18)	–	–	(18)
Fair value of assets after asset ceiling	137	291	196	36	660
Present value of scheme obligations	(170)	(291)	(169)	(45)	(675)
Recognised on the balance sheet	(33)	–	27	(9)	(15)
Included in post-employment benefit assets	–	–	27	9	36
Included in post-employment benefit obligations	(33)	–	–	(18)	(51)
Total	(33)	–	27	(9)	(15)
Actual return on plan assets	11	13	1	3	28

31 December 2023

	Germany £m	Switzerland £m	Ireland £m	Rest of World £m	Total £m
Listed equities	53	76	47	5	181
Property	–	71	–	–	71
Listed bonds	56	91	154	19	320
Insurance contracts	23	49	–	–	72
Other assets	1	31	2	12	46
Fair value of assets	133	318	203	36	690
Asset ceiling restriction	–	(29)	–	–	(29)
Fair value of assets after asset ceiling	133	289	203	36	661
Present value of scheme obligations	(184)	(289)	(174)	(50)	(697)
Recognised on the balance sheet	(51)	–	29	(14)	(36)
Included in post-employment benefit assets	–	–	29	7	36
Included in post-employment benefit obligations	(51)	–	–	(21)	(72)
Total	(51)	–	29	(14)	(36)
Actual return on plan assets	11	16	20	2	49

The values of pension plan assets are based on conditions in active markets as at 31st December 2024. In the case of the main defined benefit plans, this statement covers investment in equities, property funds and government bonds as well as corporate bonds. The fair value of insurance contracts is deemed to be equal to the present value of the obligations it covers while other assets is primarily cash.

The defined benefit pension obligation is analysed as follows:

	2024 £m	2023 £m
Funded	(662)	(684)
Unfunded	(13)	(13)
Total	(675)	(697)

150 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

The movement in the net defined benefit liability is as follows:

	Fair value of assets £m	Present value of obligation £m	Net pensions total £m	Net post -employment obligations £m
At 1 January 2023	594	(646)	(52)	(84)
Exchange adjustments	6	(8)	(2)	6
Service cost	–	(16)	(16)	(6)
Past service cost	–	(1)	(1)	–
Interest income/(cost)	18	(19)	(1)	(2)
Remeasurements:
Return on plan assets, excluding amounts included in interest	31	–	31	–
Loss from change in financial assumptions	–	(24)	(24)	(1)
Experience (losses)/gains	–	(3)	(3)	2
Employers' contributions	32	–	32	–
Scheme participants' contributions	7	(7)	–	–
Benefits paid	(27)	27	–	1
At 31 December 2023	661	(697)	(36)	(85)
Exchange adjustments	(28)	34	6	(2)
Service cost	–	(17)	(17)	(5)
Past service cost	–	(4)	(4)	–
Interest income/(cost)	17	(17)	–	(4)
Settlements and curtailments	–	1	1	–
Remeasurements:
Return on plan assets, excluding amounts included in interest	12	–	12	–
Loss arising from changes in demographic assumptions	–	(3)	(3)	–
(Loss)/Gain from change in financial assumptions	–	(1)	(1)	11
Experience (losses)/gains	–	(2)	(2)	2
Employers' contributions	29	–	29	–
Scheme participants' contributions	7	(7)	–	–
Benefits paid	(38)	38	–	3
At 31 December 2024	660	(675)	(15)	(80)

A reconciliation of the net post-employment benefit to the balances recognised on the consolidated balance sheet is as follows:

	2024 £m	2023 £m
Net pension obligations	(15)	(36)
Net post-employment obligations	(80)	(85)
Net post-employment benefit	(95)	(121)

Post-employment benefit assets recognised on the consolidated balance sheet	36	36
Post-employment benefit obligations recognised on the consolidated balance sheet	(131)	(157)
Net post-employment benefit	(95)	(121)

The Group’s investment strategy in respect of its funded plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. For the plans based in Switzerland, the Group’s annual contribution is at least equal to the total annual contributions of the employees. In Ireland, funding is determined based on the triennial funding valuation performed by actuaries carried out using prudent assumptions and the most recent review in 2024 has shown that the plan is overfunded. The US post-employment medical benefit plan remains unfunded.

Employer contributions for 2025 are estimated to be approximately £20m in respect of defined benefit pension schemes and £3m in respect of post-employment medical benefits.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 151

Notes to the Consolidated Financial Statements continued

The defined benefit pension and post-employment obligations analysed by membership category is as follows:

	Pension		Post-employment obligations
	2024 £m	2023 £m	2024 £m	2023 £m
Active	(347)	(354)	(70)	(76)
Retired	(224)	(229)	(10)	(5)
Deferred	(104)	(115)	–	(4)
Total	(675)	(697)	(80)	(85)

The approximate effect of changes in assumptions used on the benefit obligations and on the annual defined benefit and post-employment costs are detailed below. This information has been determined by taking into account the duration of the liabilities and the overall profile of the plan membership.

Sensitivity analysis

	2024 £m	2023 £m
0.50% decrease in discount rate:
Increase in annual pension cost	2.3	2.2
Increase in annual post-employment benefits cost	0.2	0.2
Increase in pension obligation	45.7	47.4
Increase in post-employment benefits obligation	3.1	3.8
0.50% increase in discount rate:
Decrease in annual pension cost	(2.4)	(2.1)
Decrease in annual post-employment benefits cost	(0.1)	(0.2)
Decrease in pension obligation	(41.2)	(42.7)
Decrease in post-employment benefits obligation	(2.8)	(3.5)
1% increase in the rate of future healthcare inflation:
Increase in annual post-employment cost	0.2	0.3
Increase in post-employment obligation	1.6	2.4
1% decrease in the rate of future healthcare inflation:
Decrease in annual post-employment cost	(0.2)	(0.3)
Decrease in post-employment obligation	(1.8)	(2.4)
A one year increase in life expectancy:
Increase in annual pension cost	0.7	0.7
Increase in annual post-employment benefits cost	0.1	0.1
Increase in pension obligation	17.6	18.0
Increase in post-employment benefits obligation	0.7	0.9

The weighted average duration of the defined benefit obligation is as follows:

Years	2024	2023
Pension benefits	14	14
Post-employment benefits	12	14

152 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

21.Provisions

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

Provisions

	Restructuring programmes £m	Other provisions £m	Total £m
As at 1 January 2023	(36)	(61)	(97)
Exchange adjustments	1	2	3
Charge for the period	(87)	(30)	(117)
Reversed unused	4	3	7
Utilised	25	10	35
Other movements	(1)	1	–
As at 31 December 2023	(94)	(75)	(169)
Exchange adjustments	2	1	3
Charge for the period	(95)	(38)	(133)
Reversed unused	7	8	15
Utilised	76	33	109
As at 31 December 2024	(104)	(71)	(175)

	2024 £m	2023 £m
To be settled within one year	(118)	(130)
To be settled after one year	(57)	(39)
Total provisions	(175)	(169)

Other provisions include employee-related, legal, environmental, and other provisions. Refer to Note 6, ‘Operating profit’ for further details about the Group’s restructuring costs.

22.Contingent liabilities and commitments

Contingent liabilities

Contingent liabilities are potential future outflows where the likelihood of payment is considered more than remote, but is not considered probable or cannot be measured reliably. No provision is made for contingent liabilities, but there is a chance that they will result in an obligation in the future.

At 31 December 2024, contingent liabilities, comprising guarantees and other items arising in the normal course of business, amounted to £16m (2023: £29m).

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

The Group makes provision for these proceedings on a regular basis as summarised in the accounting policy above.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 153

Notes to the Consolidated Financial Statements continued

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

The Group’s position could change over time and therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the value of the provisions reported in the Group’s financial statements. If this were to happen, it could have a material adverse impact on the results of operations of the Group in the reporting period in which the judgements are incurred or the settlements entered into.

Zantac litigation

GSK and/or Pfizer have been named as defendants (alongside other manufacturers of ranitidine, as well as retailers and distributors) in personal injury lawsuits, as well as economic injury and medical monitoring class actions, filed in the US involving Zantac. The Group understands that outside the US, there are class actions and individual actions pending against GSK and Pfizer in Canada, along with a class action against GSK in Israel. GSK announced a settlement of 93% of the US state court Zantac cases in October 2024 and announced resolution of the vast majority of remaining state court cases in February 2025. Pfizer has announced that it has entered into settlement arrangements in respect of a substantial majority of relevant US state court cases.

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

	2024 £m	2023 £m
Contracted for but not provided in the Consolidated Financial Statements:
Intangible assets	105	134
Property, plant and equipment	51	58
Total	156	192

154 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

23.Share capital, share premium and other reserves

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

As at 31 December 2024, the Group had share capital of £91m pertaining to 9,083,725,919 of ordinary shares at £0.01 each (31 December 2023: £92m pertaining to 9,234,573,831 of ordinary shares at £0.01 each). The decrease in the number of shares outstanding was due to a number of transactions during the year including a cancellation of 102,272,727 ordinary shares repurchased from Pfizer pursuant to an off-market share buyback which completed on 21 March 2024 for £315m. On 1 August 2024, the Group announced the commencement of an on-market share buyback programme; during this programme which ended on 1 October 2024, the Company repurchased 18,413,907 ordinary shares for an aggregate price of approximately £70m which were subsequently cancelled.

On 3 October 2024 the Company completed an off-market purchase from Pfizer Inc for an aggregate purchase price of £230m. £114m of the purchase represented the remainder of the £500m allocated for share buybacks during 2024; 30,161,278 ordinary shares were cancelled. The further £116m, including transaction costs, purchased 30,365,037 ordinary shares which were held as treasury shares. As at 31 December 2024 the Company held 30,365,037 ordinary shares as treasury shares (2023: nil ordinary shares).

Share capital and share premium

		At 31 December 2024	At 31 December 2023
Ordinary shares at £0.01 each	Number	9,083,725,919	9,234,573,831
Share capital	£'000	90,837	92,346

The table above presents the movement of share capital and share premium of the Company for the year ended 31 December 2024. All ordinary shares are issued and fully paid. All ordinary shares rank equally with regard to the Company’s residual assets. Holders of these shares are entitled to dividends declared from time to time and are entitled to one vote per share at general meetings of the Company. All rights attached to the treasury shares held by the Group are suspended until those shares are reissued. The redeemable preference shares carry limited class voting rights and no dividend rights.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 155

Notes to the Consolidated Financial Statements continued

Other reserves

The analysis of other reserves is as follows:

	Cumulative translation reserve £m	EBT shares reserve[1] £m	Treasury shares reserve £m	Capital redemption reserve £m	Cash flow hedge reserve £m	Merger reserve £m	Total £m
As at 1 January 2023	1,046	–	–	–	150	(11,687)	(10,491)
Other comprehensive income	–	–	–	–	12	–	12
Amount reclassified to income statement	–	–	–	–	(23)	–	(23)
Purchase of shares by employee benefit trust	–	(38)	–	–	–	–	(38)
Exchange movements on overseas net assets	(420)	–	–	–	–	–	(420)
As at 31 December 2023	626	(38)	–	–	139	(11,687)	(10,960)
Other comprehensive income	–	–	–	–	(26)	–	(26)
Shares transferred to employees	–	41	–	–	–	–	41
Repurchase of ordinary shares and capital reduction	–	–	–	1	–	–	1
Purchase of shares by employee benefit trust	–	(5)	–	–	–	–	(5)
Purchase of treasury shares	–	–	(116)	–	–	–	(116)
Exchange movements on overseas net assets	(132)	–	–	–	–	–	(132)
As at 31 December 2024	494	(2)	(116)	1	113	(11,687)	(11,197)

1	Shares owned through an EBT. The total number of shares held in connection with employee share schemes as at 31 December 2024 was 0.6m.

The cumulative translation exchange in equity is attributable to:

	Retained earnings	Non-controlling interests	Total cumulative translation exchange
	£m	£m	£m
As at 1 January 2023	1,046	6	1,052
Exchange movements on overseas net assets	(420)	(7)	(427)
As at 31 December 2023	626	(1)	625
Exchange movements on overseas net assets	(132)	(2)	(134)
As at 31 December 2024	494	(3)	491

24.Related party transactions

A related party under IFRS is a person or entity that is related to the Group. These include both people and entities that have, or are subject to, influence or control over the Group.

Related parties

Upon the completion of the demerger on 18 July 2022, GSK ceased to be a related party of the Group under IAS 24, ‘Related Party Disclosures’.

On 21 March 2024, the Company purchased 102m Haleon ordinary shares from Pfizer with an aggregate purchase price of £315m. The purchase was made pursuant to the terms of the share purchase deed between Haleon and Pfizer which was approved by Haleon's shareholders at its Annual General Meeting in 2023.

On 3 October 2024, the Company purchased 60.5m Haleon ordinary shares from Pfizer with an aggregate purchase price of £230m. The purchase was made pursuant to the terms of the share purchase deed between Haleon and Pfizer which was approved by Haleon's shareholders at its Annual General Meeting in 2024.

Pfizer Inc. undertook a number of transactions during the year which reduced Pfizer's voting rights. Following completion of Pfizer's sell-down on 3 October 2024 their voting rights reduced to 15%. Following this, Pfizer ceased to be a related party of the Group under IAS 24, 'Related Party Disclosures' and therefore only balances that occurred before 3 October 2024 will be disclosed below.

The Group undertook significant transactions with entities from within GSK during the period ended 18 July 2022, and with entities from within Pfizer for the year ended 31 December 2022.

The Group had transactions with related parties under manufacture and supply agreements, distribution agreements, support service agreements, provision of research and development, toll-manufacturing services and transitional services agreements. In addition, the Group earned net interest income resulting from funds lent to GSK. All related party transactions are undertaken at arm’s length in accordance with the Group transfer pricing policy.

156 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

Where the legal completion of local transfer of assets and liabilities has been delayed, but the Group is able to exercise control over the relevant activities, the relevant net assets and profits have been recognised in the results.

Transaction values for the year ended 31 December (unless otherwise indicated):

	Pfizer companies			GSK companies
	2024 £m	2023 £m	2022 £m	Period ended 18 July 2022 £m
Sales of goods	–	–	–	91
Purchases of goods	–	–	–	(41)
Services, royalties, and other income	–	–	–	74
Services, royalties, and other expense	–	–	(5)	(135)
Interest income	–	–	12	30
Interest expense	–	–	–	(2)
Dividend paid	165	124	3,801	8,129

Balance outstanding as at 31 December:

	Pfizer companies		GSK companies
	2024 £m	2023 £m	2024 £m	2023 £m
Other amounts owing from related parties	–	–	34	32

As at 31 December 2024, other amounts owing from GSK of £34m (2023: £32m) comprise balances arising from arrangements set up with GSK before the demerger activities. Since these balances occurred when GSK was still a related party of the Group, they are disclosed in the table above.

25.Capital and financial risk management

Financial assets are measured at amortised cost, fair value through other comprehensive income (FVTOCI) or fair value through profit or loss (FVTPL). The measurement basis is determined by reference to both the business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. For financial assets other than trade receivables, a 12-month expected credit loss allowance is recorded on initial recognition. If there is subsequent evidence of a significant increase in the credit risk of an asset, the allowance is increased to reflect the lifetime expected credit loss. If there is no realistic prospect of recovery, the asset is written off.

Derivatives and hedge accounting

Derivative financial instruments are used to manage exposure to market risks. The derivative instruments used by the Group are forward foreign exchange contracts and swaps, interest rate swaps and cross currency interest rate swaps.

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

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 157

Notes to the Consolidated Financial Statements continued

Net investment hedges

Certain derivatives and financial liabilities are designated as hedges of the currency risk on the Group’s investment in foreign subsidiaries. Differences arising on retranslation of a financial liability designated as hedging instrument in a net investment hedge and the fair value of derivatives are recorded in equity to the extent that the hedge is effective. These differences on retranslation of financial liability and the fair value of derivatives are reported within the income statement to the extent that the hedge is ineffective. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Derivatives for which hedge accounting is not applied

Derivatives not designated as hedges are held in order to economically hedge certain balance sheet items and commodity exposures. No hedge accounting is applied to these derivatives, which are carried at fair value with changes being recognised in the income statement.

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

The Group may use a variety of financial instruments to finance its operations and derivative financial instruments to manage market risks from these operations. Derivatives comprise of foreign exchange forward contracts and swaps, interest rate swaps and cross currency interest swaps which are used to manage foreign exchange and interest rate risk on borrowings.

Derivatives are used exclusively for hedging purposes in relation to underlying business activities and not as trading or speculative instruments.

Capital management

The Group manages its capital to ensure that entities in the Group are able to operate as going concerns whilst availing themselves of intercompany funding where appropriate.

	2024 £m	2023 £m
Cash and cash equivalents	2,250	1,044
Short-term borrowings	(1,487)	(656)
Long-term borrowings	(8,640)	(8,800)
Derivative financial assets associated with long-term borrowings	–	69
Derivative financial liabilities associated with long-term borrowings	(68)	(169)
Total equity	16,224	16,729
Total capital	8,279	8,217

In May 2024 the Group’s long-term credit rating with S&P Global Ratings (S&P) was upgraded from BBB to BBB+. As at 31 December 2024, the Group’s long-term credit rating with S&P is BBB+ (stable outlook) (2023: BBB) and with Moody’s Investors Service (Moody’s) it is Baa1 (positive outlook) (2023: Baa1). The Group’s short-term credit ratings are A-2 and P-2 with S&P and Moody’s, respectively (2023: A-2 and P-2 respectively).

Liquidity risk management

The Group’s policy is to borrow centrally in order to meet anticipated funding requirements. The strategy is to diversify liquidity sources and to maintain broad access to financial markets. Each day, the Group sweeps cash to or from a number of global subsidiaries and central treasury accounts for liquidity management purposes.

The Group uses both notional and physical cash pool arrangements as appropriate by location and currency. For notional cash pools, liquidity is drawn against foreign currency balances to provide both local funding and central liquidity as required and with balances actively managed and maintained to appropriate levels. As balances in notional pooling arrangements are not settled across currencies, gross cash and overdraft balances are reported. At 31 December 2024, the Group had £1,487m (2023: £656m) of borrowings repayable within one year and held £2,250m (2023: £1,044m) of cash and cash equivalents.

The Group uses short-term financing to manage working capital requirements and has access to a $10,000m US commercial paper programme and a £2,000m Euro commercial paper programme, both of which were established in August 2022. At 31 December 2024 and 2023 the Group did not have any commercial paper in issue.

The Group has access to two revolving credit facilities: a $1,300m facility maturing in September 2025; and a £900m facility maturing in September 2027. These committed facilities were undrawn at 31 December 2024.

Long-term financing consists of $6,000m in USD bonds, as well as €3,100m Euro bonds and £1,000m GBP bonds as well as a CNY2,679m bank loan. Refer to Note 19 ‘Borrowings’ for further details about the Group’s bonds.

158 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

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

The Group considers its maximum credit risk to be £2,380m (2023: £2,777m) which is the total of the Group’s financial assets, excluding other investments which bear equity risk rather than credit risk.

The Group’s greatest concentration of credit risk at 31 December 2024 is £316m with BNP Paribas (A/A1), and £273m with HSBC (A+/A3). The Group’s greatest concentration of credit risk at 31 December 2023 was £342m with HSBC (A-/A3), and £158m with Citigroup Inc. (BBB+/A3).

There has been no change in the estimation techniques or significant assumptions made during the current reporting period in assessing the loss allowance for financial assets at amortised cost since the adoption of IFRS 9.

Treasury-related credit risk

The Group has continued to maintain a consistent approach to counterparty risk throughout the year. The aggregate credit risk in respect of financial instruments that the Group may have with one counterparty is limited by reference to the long-term credit ratings assigned for that counterparty by a recognised credit rating agency (e.g., S&P or Moody’s.) The Group measures expected credit losses over cash and cash equivalents as a function of individual counterparty credit ratings and associated 12-month default rates. Based on the available credit ratings, the credit risk of outstanding financial instruments has not increased significantly since their initial recognition. Expected credit losses over cash and cash equivalents and third-party financial derivatives are deemed to be immaterial and so have not been recognised. No such loss has been experienced during 2024 and 2023. The credit ratings of counterparties are set out in the below table.

	AAA/Aaa £m	AA/Aa £m	A/A £m	BBB/Baa £m	BB+/Ba1 and below or unrated £m	Total £m
2024
Bank balances and deposits	–	1	1,658	10	27	1,696
Money market funds	554	–	–	–	–	554
Government securities	–	–	–	–	–	–
Cash and cash equivalents	554	1	1,658	10	27	2,250
Derivative financial instruments	–	14	116	–	–	130
Total	554	15	1,774	10	27	2,380

2023
Bank balances and deposits	22	2	229	248	84	585
Money market funds	93	363	–	–	–	456
Cash and cash equivalents	115	365	229	248	84	1,041
Government securities	–	–	–	–	3	3
Derivative financial instruments	–	2	87	–	–	89
Total	115	367	316	248	87	1,133

The credit ratings in the above tables are as assigned by S&P and Moody’s. Where the opinion of the two rating agencies differs, the lower rating of the two is assigned to the counterparty. Where local rating or Fitch data is the only source available, the ratings are converted to global ratings equivalent to those of S&P or Moody’s using published conversion tables.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 159

Notes to the Consolidated Financial Statements continued

Wholesale and retail credit risk

The Group does not have a substantial wholesale and retail credit risk as a result of its diversified geographical presence, product offering, consumer profile and historical credit loss information. Where appropriate, the Group utilises credit insurance and receivables factoring to minimise the credit risk of the trade receivables in the Group (refer to Note 16 ‘Trade and other receivables’ for further details about the Group’s expected credit losses). Factoring arrangements are based on a portfolio approach and are used to mitigate risk arising from large credit risk concentrations. All factoring arrangements are non-recourse.

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

Of the Group’s debt, 59% was held at fixed rates as at 31 December 2024 (2023: 77%), including the impact of swaps. Any bond debt with less than three months to maturity is considered floating rate.

Interest rate and forward starting interest rate swaps

The forward starting interest rate contracts, exchanging floating interest for fixed interest, were designated as cash flow hedges to pre-hedge the interest variability of the interest cash flows associated with the fixed-rate debt issued in 2022.

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

The Group has the following derivative financial instruments:

	2024			2023
	Notional amount £m	Fair value of assets £m	Fair value of liabilities £m	Notional amount £m	Fair value of assets £m	Fair value of liabilities £m
Non-current
Fair value hedges – interest rate swap contracts	2,445	–	(63)	3,210	–	(109)
Net investment hedges – cross currency interest rate swaps	–	–	–	910	44	–
Cash flow hedges – foreign exchange contracts	175	–	(2)	–	–	–
Current
Fair value hedges – interest rate swap contracts	1,396	–	(18)	–	–	–
Net investment hedges – cross currency interest rate swaps	910	61	–	–	–	–
Net investment hedges – foreign exchange contracts	1,149	39	(20)	1,140	5	(3)
Cash flow hedges – foreign exchange contracts	538	13	(17)	437	14	(5)
Derivatives designated and effective as hedging instruments	6,613	113	(120)	5,697	63	(117)

Non-current
Cross currency interest rate swap contracts	499	–	(5)	1,409	20	(40)
Current
Cross currency interest rate swap contracts	910	–	(31)	–	–	–
Foreign exchange contracts	2,032	17	(4)	2,116	5	(33)
Derivatives classified as held for trading	3,441	17	(40)	3,525	25	(73)
Total derivative instruments	10,054	130	(160)	9,222	88	(190)

160 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

Fair value hedges

At issuance in March 2022, $1,750m and €850m bonds were converted from fixed rate to floating rate using interest rate swaps. Further, in April and May 2023 additional $1,400m of bonds issued in March 2022 were converted from fixed to floating rate using interest rate swaps.

At issuance in September 2024, €750m bond was converted from fixed rate to floating rate using interest rate swaps.

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

In 2024, the Group entered into forward starting interest rate swaps (derivatives) to pre-hedge interest rate risk on the fixed rate bonds issued in September 2024. These derivatives were designated in a cash flow hedge relationship. The derivatives were settled in September 2024 and as a result cash flow hedges were terminated with a net cash outflow of £3m. The element of gains/losses of these cash flow hedges relating to other comprehensive income is being amortised to the income statement as per the maturity profile of the loan notes.

In 2023, the Group established a programme of hedging highly probable forecast transactional foreign exchange exposure using foreign exchange contracts (FX forwards and FX swaps). The key exposure designated under cash flow hedge accounting are forecast receipts from customers and payments to suppliers, capital expenditure and other administration expenses payable in foreign currency.

Net investment hedges

At 31 December 2024 and 31 December 2023, certain foreign exchange contracts and cross currency interest rate swaps were designated as net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group’s net investment in its foreign operations as shown in the table above.

The carrying value of the EUR bonds in Note 19 ‘Borrowings’ included £2,062m (2023: £1,503m) that were also designated as hedging instruments in net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group’s net investment in its European (Euro) foreign operations. For net investment hedges, the balance in the foreign currency translation reserve in relation to continuing hedges is £(155)m (2023: £(77)m).

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 161

Notes to the Consolidated Financial Statements continued

The following tables provide information regarding hedging instruments and the related hedged items as at 31 December:

Hedging instruments

	Average strike price	Notional principal value £m	Change in fair value for recognising hedge ineffectiveness £m	Carrying value assets/ (liabilities) £m
2024
Cash flow hedges
Below 10 years
FX forward contracts/FX swaps	N/A	538	(4)	(4)
Fair value hedges
Below 10 years
EUR IRS	2.0%	1,328	(20)	(20)
USD IRS	3.4%	2,512	(61)	(61)
Net investment hedges
Below 10 years
EUR FX Swaps/forwards	1.2	384	8	8
CNH FX Swaps/forwards	9.0	716	(6)	(6)
AUD FX Swaps/forwards	2.0	81	3	3
CAD FX Swaps/forwards	1.6	96	11	11
TWD FX Swaps/forwards	40.1	47	1	1
CNH CCIRS	8.6	910	61	61
EUR Bonds	N/A	2,076	77	(2,062)

2023
Cash flow hedges
Below 10 years
FX forward contracts/FX swaps	N/A	437	8	8
Fair value hedges
Below 10 years
EUR IRS	1.3%	739	(35)	(35)
USD IRS	3.4%	2,471	(74)	(74)
Net investment hedges
Below 10 years
EUR FX swaps	1.1	631	1	1
CNH CCIRS	8.6	910	44	44
CNH FX swaps/forward	9.0	510	1	1
EUR bonds	N/A	869	18	(858)
10-30 years
EUR bonds	N/A	652	13	(646)

162 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

Hedged items

	2024				2023
	Carrying amount £m	Accumulated fair value adjustments[1] £m	Change in value for calculating hedge ineffectiveness £m	Balance in cash flow hedge reserve[2] £m	Carrying amount £m	Accumulated fair value adjustments[1] £m	Change in value for calculating hedge ineffectiveness £m	Balance in cash flow hedge reserve[2] £m
Cash flow hedges
Pre-hedging of long-term interest rate	–	–	–	(114)	–	–	–	(133)
Transactional FX forecast exposure[3]	538	–	–	1	437	–	–	(7)
Fair value hedges
Bonds[4]	(3,188)	81	81	–	(3,131)	109	109	–
Net investment hedges
Net assets in foreign currency[5]	4,310	(155)	(155)	–	3,571	(77)	(77)	–

1	Accumulated fair value adjustments on the hedged items included in the carrying amount of the hedged item.
2	Balance in cash flow hedge reserve for continued transactional FX forecast hedges and discontinued hedges net of tax.
3	In 2023 the Group established a programme to hedge forecast transactional foreign exchange exposure.
4	The difference in change in value for calculating hedge ineffectiveness between derivatives and bonds is due to upfront cash receipt on derivatives and hedge ineffectiveness.
5	Relates to net investment hedges which is part of the translation reserve in equity.

The following table details the effectiveness of the hedging relationships and the amounts reclassified from the hedging reserve to the income statement for cash flow hedges, recognised under finance income or expense. There was no ineffectiveness on fair value on net investment hedges.

	Hedging gains/(losses) in other comprehensive income £m	Hedge ineffectiveness in profit or loss £m	Hedged future cash flows no longer expected to occur £m	As hedged item affects profit or loss £m
2024
Cash flow hedges
Transactional FX hedge	9	–	–	11
Pre-hedging of long-term interest rates
Below 10 years	138	–	–	20
10-30 years	23	–	–	2

2023
Cash flow hedges
Transactional FX hedge	9	–	–	2
Pre-hedging of long-term interest rates
Below 10 years	158	–	–	19
10-30 years	29	–	–	3

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 163

Notes to the Consolidated Financial Statements continued

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

The following methods and assumptions were used to estimate the fair values:

–	Cash and cash equivalents carried at amortised cost, trade and other receivables and certain other non-current assets, loan amounts owing from/(to) related parties, trade and other payables and certain other non-current liabilities: approximates to the carrying amount.
–	Cash and cash equivalents (money market funds) carried at fair value: based on net asset value of the funds.
–	Short-term loans, overdrafts and commercial paper: approximates to the carrying amount because of the short maturity of these instruments.
–	Interest rate swaps and foreign exchange contracts: based on present value of contractual cash flows using market-sourced data (exchange rates and interest rates) at the balance sheet date.
–	Long-term loans: based on executable quotes or thinly traded prices (a level 2 fair value measurement) for European and US Medium Term Notes; based on present value of contractual cash flows for non-voting preference shares and based on the approximation of the carrying amount in the case of other floating-rate bank loans.

	2024		2023
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
Financial assets at fair value through other comprehensive income:
Unlisted equity investments	82	82	–	–
Financial assets measured at amortised cost:
Cash and cash equivalents	1,696	1,696	588	588
Trade and other receivables and certain other non-current assets	1,796	1,796	1,595	1,595
Financial assets mandatorily measured at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	17	17	25	25
Cash and cash equivalents (money market funds)	554	554	456	456
Derivatives designated and effective as hedging instruments
Cash flow hedge	13	13	14	14
Net investment hedge	100	100	49	49
Total financial assets	4,258	4,258	2,727	2,727
Financial liabilities measured at amortised cost:
Short-term loans and overdrafts	(43)	(43)	(60)	(60)
Other bonds	(4,397)	(4,006)	(4,601)	(4,301)
Long-term loans	(290)	(290)	–	–
Non-voting preference shares	(25)	(25)	(25)	(25)
Trade and other payables and certain other non-current liabilities in scope of IFRS 9	(3,470)	(3,470)	(3,123)	(3,123)
Bonds in a designated hedge relationship	(5,249)	(5,108)	(4,634)	(4,474)
Financial liabilities mandatorily measured at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	(40)	(40)	(73)	(73)
Derivatives designated and effective as hedging instruments
Fair value hedge	(81)	(81)	(109)	(109)
Cash flow hedge	(17)	(17)	(5)	(5)
Net investment hedge	(22)	(22)	(3)	(3)
Total financial liabilities	(13,634)	(13,102)	(12,633)	(12,173)
Net financial assets and financial liabilities	(9,376)	(8,844)	(9,906)	(9,446)

164 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

Financial instruments held at fair value shown according to the fair value hierarchy is provided below. Financial assets and liabilities held at fair value are categorised by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (level 1). Where such prices are not available, the asset or liability is classified as level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as level 3. The methods and assumptions used to estimate the fair values of significant financial instruments on the balance sheet are consistent with those applied for the year ended 31 December 2023.

The equity investment that is valued at Level 3 is a passive investment in a private entity acquired as part of the consideration received for the divestment of ChapStick. In the absence of specific and active market data, the investment is held at fair value based on a multiple of the latest available rolling 12-month earnings before interest depreciation and amortisation (EBITDA) and adjusted for net debt, which approximates to fair value.

At 31 December 2024	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value through other comprehensive income:
Unlisted equity investments	–	–	82	82
Financial assets at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	–	17	–	17
Cash and cash equivalents (money market funds)	554	–	–	554
Derivatives designated and effective as hedging instruments:
Cash flow hedge	–	13	–	13
Net investment hedge	–	100	–	100
Total financial assets	554	130	82	766
Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	–	(40)	–	(40)
Derivatives designated and effective as hedging instruments
Fair value hedge	–	(81)	–	(81)
Cash flow hedge	–	(17)	–	(17)
Net investment hedge	–	(22)	–	(22)
Total financial liabilities	–	(160)	–	(160)

At 31 December 2023	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	–	25	–	25
Cash and cash equivalents (money market funds)	456	–	–	456
Derivatives designated and effective as hedging instruments:
Cash flow hedge	–	14	–	14
Net investment hedge	–	49	–	49
Total financial assets	456	88	–	544

Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	–	(73)	–	(73)
Derivatives designated and effective as hedging instruments
Fair value hedge	–	(109)	–	(109)
Cash flow hedge	–	(5)	–	(5)
Net investment hedge	–	(3)	–	(3)
Total financial liabilities	–	(190)	–	(190)

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 165

Notes to the Consolidated Financial Statements continued

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

	At 31 December 2024			At 31 December 2023
	Financial instruments £m	Non-financial instruments £m	Total £m	Financial instruments £m	Non-financial instruments £m	Total £m
Trade and other receivables (Note 16)	1,780	275	2,055	1,567	289	1,856
Other non-current assets (Note 16)	16	55	71	28	86	114
Total	1,796	330	2,126	1,595	375	1,970

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

	At 31 December 2024			At 31 December 2023
	Financial instruments £m	Non-financial instruments £m	Total £m	Financial instruments £m	Non-financial instruments £m	Total £m
Trade and other payables (Note 18)	(3,268)	(437)	(3,705)	(3,064)	(462)	(3,526)
Other financial liability (Note 27)	(177)	–	(177)	–	–	–
Provisions (Note 21)	(5)	(170)	(175)	(11)	(158)	(169)
Other non-current liabilities	(20)	(8)	(28)	(48)	(5)	(53)
Total	(3,470)	(615)	(4,085)	(3,123)	(625)	(3,748)

Offsetting of financial assets and liabilities

Financial assets and liabilities are offset and the net amount reported in the balance sheet where there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. There are also arrangements that do not meet the criteria for offsetting but still allow for the related amounts to be offset in certain circumstances, such as bankruptcy or the termination of a contract.

The following tables set out the financial assets and liabilities that are offset, or subject to enforceable master netting arrangements and other similar agreements but not offset, as at 31 December 2024 and 31 December 2023. The column ‘Net amount’ shows the impact on the Group’s balance sheet if all offset rights were exercised.

At 31 December 2024	Gross financial assets/ (liabilities) £m	Gross financial assets/ (liabilities) set off £m	Net financial assets/ (liabilities) per balance sheet £m	Related amounts not offset £m	Net amount £m
Financial assets
Derivative financial assets	130	–	130	(90)	40
Financial liabilities
Derivative financial liabilities	(160)	–	(160)	90	(70)

At 31 December 2023
Financial assets
Derivative financial assets	88	–	88	(68)	20
Financial liabilities
Derivative financial liabilities	(190)	–	(190)	68	(122)

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

166 Haleon Annual Report and Form 20-F 2024	Financial Statements

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

	2024 (Decrease)/increase in income £m	2023 (Decrease)/increase in income £m
10 cent appreciation of the US Dollar	2	–
10 cent depreciation of the US Dollar	(2)	–
10 cent appreciation of the Euro	1	3
10 cent depreciation of the Euro	–	(2)

The equity impact, shown below, for foreign exchange sensitivity relates to derivative and non-derivative financial instruments hedging the Group’s net investments in its European (Euro) and Chinese (CNY) foreign operations.

	2024 (Decrease)/increase in equity £m	2023 (Decrease)/increase in equity £m
10 cent appreciation of the CNY	(17)	(17)
10 cent depreciation of the CNY	17	16
10 cent appreciation of the Euro	(189)	(210)
10 cent depreciation of the Euro	160	177
10 cent appreciation of the US Dollar	(6)	(5)
10 cent depreciation of the US Dollar	5	4

Interest rate sensitivity

The Group is exposed to interest rate risk on its outstanding borrowings and investments where any changes in interest rates will affect future cash flows or the fair values of financial instruments. The table below shows the Group’s hypothetical sensitivity to changes in interest rates in relation to Pound Sterling, US Dollar and Euro variable rate financial assets and liabilities, including derivatives. If the interest rates applicable to floating-rate financial assets and liabilities were to have increased by 1% (100 basis points), and assuming other variables had remained constant, it is estimated that the Group’s finance income for 2024 would have decreased by approximately £12m (2023: decreased by approximately £47m). A 1% (100 basis points) movement in US Dollar interest rates would not have any impact to equity (2023: no impact to equity). A 1% (100 basis points) movement in interest rates in relation to Pound Sterling or Euro is not deemed to have a material effect on equity (2023: not deemed to have a material effect on equity).

	2024 Increase/(decrease) in income £m	2023 Increase/(decrease) in income £m
1% (100 basis points) increase in Pound Sterling interest rates	13	17
1% (100 basis points) increase in US Dollar interest rates	(17)	(43)
1% (100 basis points) increase in Euro interest rates	(8)	(19)

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 167

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

At 31 December 2024	Borrowings £m	Interest on borrowings £m	Lease liabilities £m	Interest on lease liabilities £m	Trade payables and other liabilities not in net debt £m	Total £m
Due in less than one year	1,437	270	50	3	3,485	5,245
Between one and two years	694	253	36	2	8	993
Between two and three years	1,587	209	19	1	1	1,817
Between three and four years	919	190	9	–	–	1,118
Between four and five years	1,075	149	6	–	–	1,230
After five years	4,267	1,072	3	–	–	5,342
Gross contractual cash flows	9,979	2,143	123	6	3,494	15,745

At 31 December 2023
Due in less than one year	608	275	48	22	3,110	4,063
Between one and two years	1,336	236	36	5	13	1,626
Between two and three years	707	220	25	2	–	954
Between three and four years	1,561	176	14	1	–	1,752
Between four and five years	299	163	7	–	–	469
After five years	4,783	1,143	7	–	–	5,933
Gross contractual cash flows	9,294	2,213	137	30	3,123	14,797

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

	2024		2023
	Receivables £m	Payables £m	Receivables £m	Payables £m
Foreign exchange contracts
Due in less than one year	8,912	(8,873)	6,171	(6,180)
Between one and two years	103	(100)	–	–
Between two and three years	110	(104)	–	–
Interest rate swap contracts
Due in less than one year	3,302	(3,330)	216	(289)
Between one and two years	1,242	(1,242)	3,274	(3,326)
Between two and three years	341	(347)	1,332	(1,294)
Between three and four years	620	(625)	349	(347)
Between four and five years	223	(227)	30	(29)
After five years	458	(468)	862	(864)
Gross contractual cash flows	15,311	(15,316)	12,234	(12,329)

168 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

26.Employee share schemes

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

Performance Share Plan

Under the Performance Share Plan, awards are granted to Executive Directors and other employees over ordinary shares or ADSs in Haleon plc at no cost. The percentage of each award that vests is based upon the performance of the Group over a defined measurement period with dividends reinvested during the same period. The performance conditions attached to each award are based on three measures over a three-year performance period. These are cumulative free cash flow (50%), adjusted diluted EPS (30%) and organic operating margin improvement (20%). In addition, an environmental, social and governance (ESG) qualifier applies which can reduce the level of the overall vesting by up to 75%.

Share Value Plan

Under the Share Value Plan, awards are granted to qualifying employees over ordinary shares or ADSs in Haleon plc at no cost. These awards generally vest after three years and there are normally no performance conditions attached. The fair value of these awards is determined based on the closing share price on the day of grant and adjusted for the expected dividend yield of 2.22% (2023: 1.54%, 2022: 1.59%) during the vesting period.

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

Deferred Annual Bonus Plan (DABP)

Executive Directors are required to defer 50% of any bonus earned into an award over ordinary shares or ADSs under the DABP, which will normally vest on the third anniversary of grant, subject to continued employment. DABP awards are eligible for dividend equivalent payments in respect of dividends that would have been paid on the ordinary shares or ADSs up to the date the awards vest.

The total cost of each of the relevant schemes is as below:

Charge (£m)	2024	2023
Equity-settled
Performance Share Plan	29	17
Share Value Plan	72	58
Share Save Plan	1	1
Cash-settled
Performance Share Plan	1	–
Share Value Plan	14	11
Total	117	87

The Group has £25m of outstanding liabilities as at 31 December 2024 in relation to cash-settled awards (2023: £13m). There were £3m worth of releases from Group cash-settled provision in 2024 (2023: £nil). There were no cancellations or modifications to awards in 2024 or 2023.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 169

Notes to the Consolidated Financial Statements continued

The movements in ordinary shares, ADS awards and share options during the year, split between each of the relevant schemes, are shown below:

	Performance Share Plan		Share Value Plan		Share Save Plan[1]
Number of share awards ('000)	Ordinary shares	ADS	Ordinary shares	ADS	Share options
At 1 January 2023	9,479	1,620	23,664	7,590	4,623
Awards granted	9,785	2,093	18,881	6,370	1,163
Dividends reinvested	230	44	7	–	n/a
Awards released/exercised	–	–	(653)	(319)	(9)
Awards forfeited	(453)	(206)	(2,958)	(786)	(287)
At 31 December 2023	19,041	3,551	38,941	12,855	5,490
Awards granted	11,830	945	18,442	5,329	757
Dividends reinvested	475	54	14	–	n/a
Awards released/exercised	(537)	(573)	(6,495)	(2,080)	(206)
Awards forfeited	(3,130)	(1,060)	(6,032)	(2,199)	(670)
At 31 December 2024	27,679	2,917	44,870	13,905	5,371

1	Number of share options exercisable as at 31 December 2024 was 156,008 (2023: 168,350).

Fair value of awards

The weighted average fair values of share awards and share options granted during the year were as below:

Weighted fair value	2024	2023
Performance Share Plan
Ordinary shares	£3.46	£3.33
ADSs	$8.62	$8.37
Share Value Plan
Ordinary shares	£3.20	£3.21
ADSs	$8.14	$8.00
Share Save Plan[1]
Share options	£1.04	£0.93

1	Weighted average exercise prices (£) for options exercised during the year was £2.28.

For the purposes of valuing options in relation to the Share Save Plan to arrive at the share-based payment charge, a Black-Scholes option pricing model has been used. The assumptions used in the model are as follows:

	2024 Grant	2023 Grant
Weighted average fair value at the measurement date (£)	1.04	0.93
Risk-free interest rate (%)	4.22	3.53
Expected dividend yield (%)	2.02	1.88
Volatility (%)	20.94	23.63
Expected life (years)	3.5	3.5
Share Save Plan-related options grant price (including 20% discount) (£)	3.00	2.66

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the share options is indicative of future trends, which may not necessarily be the actual outcome.

At 31 December 2024, the range of exercise prices on options outstanding were between £2.27 to £3.00 (2023: £2.27 to £2.66) with remaining weighted average contractual life of 1.5 years (2023: 2.3 years). The weighted average market price on exercise during the year was £3.50 (2023: £3.28).

There has been no change in the effective exercise price of any outstanding options during the year.

170 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

Employee benefit trusts

The Group sponsors employee benefit trusts (EBTs) to acquire and hold shares in Haleon plc to satisfy awards made under employee share plans. The trustees of the EBTs purchase shares with finance provided by the Group by way of gifts or loans. The costs of running the EBTs are charged to the income statement. Shares held by the EBTs are deducted from other reserves and amortised down to the value of proceeds, if any, receivable from other subsidiaries on exercise by a transfer to retained earnings. The trustees have waived their rights to dividends on the shares held by the EBTs. At 31 December 2024, the EBTs held 0.6m shares (2023: 10.4m shares, 2022: 0.2m shares) with a market value of £2m (2023: £34m, 2022: £1m).

27. Acquisitions and disposals

Business combinations where common control exists at the time of the transaction are accounted for by adopting the principles of predecessor accounting. All assets and liabilities acquired are recognised at their previous carrying values with effect from the beginning of the earliest period reported in the financial statements. No new goodwill arises from such transactions and the differences between the fair value of the consideration paid and the carrying value of assets and liabilities acquired is recorded within equity in the merger reserve.

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

Transactions with non-controlling interests are accounted for within equity. Where the Group has issued a put option over shares held by a non-controlling interest, the Group derecognises the non-controlling interests and instead recognises a financial liability for the amount likely to be paid to the non-controlling interest on the exercise of those options. Movements in the estimated liability in respect of put options are recognised in retained earnings.

Acquisitions

In China, the Group’s OTC business (which represents c.40% of Haleon’s total China business) is conducted through a subsidiary. The subsidiary Tianjin TSKF Pharmaceutical Co., Ltd. (TSKF) is a joint venture between Haleon, the Tianjin Pharmaceutical Group (TPG) and Tianjin Pharmaceutical Da Ren Tang Group Corporation Limited (DRTG).

On 27 December 2024, Haleon completed the purchase of 33% of the equity interest in TSKF from the partners, TPG and DRTG for a total consideration of RMB 4,465 million (£486 million). TSKF was already controlled and therefore consolidated prior to this transaction. The transactions were recognised in retained earnings.

Haleon also signed an amended Joint Venture Agreement with DRTG which gives the Group an option to buy the remaining 12% of TSKF. The Group recognised a financial liability of £177m as the option value. The option value was determined based on the same equity value used for the 33% equity interest purchase. As a result, because the Haleon option over the shares to be purchased gives Haleon present access to returns over these shares held by DRTG, the non-controlling interest presented in equity for the 12% was derecognised.

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

Disposals

On 30 September 2024, the Group completed the sale of the Nicotine Replacement Therapy (NRT) business outside the US to Dr Reddy’s Laboratories SA for a total consideration of £485m (with additional proceeds from the transfer of inventory). This comprises an upfront payment of £458m and a deferred, performance-based consideration with an estimated fair value of £27m as of 30 September 2024. The Group recognised a £121m gain on disposal in the current year, net of deal costs. In addition, the Group previously incurred £10m of deal costs in 2023.

On 31 May 2024, the Group completed the disposal of the rights in the ChapStick brand to Suave Brands Company, a portfolio company of Yellow Wood Partners, for a cash consideration of £324m ($410m), as well as a passive minority interest valued at £80m in the Suave Brands Company. No pre-tax loss or gain was recognised on the disposal.

In 2023, the Group completed the disposal of the rights in Lamisil, an amortised brand, for cash consideration of £235m. This resulted in a pre-tax loss on disposal of £10m. Lamisil was transferred to assets held for sale and subsequently disposed of before the end of the year.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 171

Notes to the Consolidated Financial Statements continued

28.Assets and liabilities held for sale

Assets held for sale	2024 £m	2023 £m
Goodwill	–	–
Intangibles	–	380
Property, plant and equipment	–	–
Inventories	–	16
Assets held for sale	–	396

In 2023, the Group reclassified £377m of intangible asset after impairment of £170m and £16m of inventory relating to the ChapStick brand as an asset held for sale. In 2024, the Group reversed £15m of impairment related to the Chapstick brand. The divestment is consistent with the Group’s strategy of proactively managing its portfolio.

29.Post balance sheet events

On 27 February 2025, the Board proposed a final dividend of 4.6p per ordinary share for a total amount of £419m. Subject to shareholder approval at the Company’s AGM, this dividend will be paid on 5 June 2025 to holders of ordinary shares and ADSs on the register as of 25 April 2025. The dividend will be paid out of retained profits.

30.Subsidiaries

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

No subsidiaries are excluded from the Group consolidation.

172 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

List of subsidiaries

A full list of the Company’s subsidiaries (as defined in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008) as at 31 December 2024 is detailed below:

Company name	Effective % ownership	Security	Registered address
Wholly owned subsidiaries
Altogether Services, Inc.	100%	Common	c/o United Corporate Services Inc., 10 Bank Street, Suite 560, White Plains NY 10606, United States
Consumer Healthcare Holdings Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Consumer Healthcare Intermediate Holdings Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Duncan Consumer Healthcare Philippines Inc.	100%	Common	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines
Ferrosan (No.2) AB3	100%	Ordinary	Gävlegatan 16, 113 30, Stockholm, Sweden
Ferrosan ApS	100%	A Shares, B shares	Delta Park 37, 2665, Vallensbæk Strand, Denmark
GlaxoSmithKline Asia Private Limited	100%	Equity	Patiala Road, Nabha 147201, Dist Patiala, Punjab, India
GlaxoSmithKline Consumer Healthcare (UK) (No.1) Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GlaxoSmithKline Consumer Healthcare Investments (Ireland) (No.3) Limited[4]	100%	Ordinary	Knockbrack, Dungarvan, Co. Waterford, X35 RY76, Ireland
GlaxoSmithKline Consumer Healthcare Vietnam Company Limited	100%	Charter Capital	Floor 16, Metropolitan, 235 Dong Khoi, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam
GlaxoSmithKline Consumer Private Limited	100%	Equity	Patiala Road, Nabha 147201, Dist Patiala, Punjab, India
GlaxoSmithKline Limited	100%	Ordinary	Likoni Road, PO Box 78392, Nairobi, Kenya
GlaxoSmithKline Paraguay S.A.	100%	Ordinary	Oficial Gilberto Aranda 333, Planta Alta casi Salvador del Mundo, Asuncion, Paraguay
GSK Consumer Healthcare Holdings (No.5) Limited[3]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GSK Consumer Healthcare Holdings (No.6) Limited[3]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GSK Consumer Healthcare Trinidad and Tobago Limited	100%	Ordinary	Level 2, Invader's Bay Tower, Invader's Bay, Port-of-Spain, Trinidad
Haleon Alcala, S.A.	100%	Ordinary	Ctra de Ajalvir Km 2.500, Alcala de Henares, 28806, Madrid, Spain
Haleon Arabia Limited	100%	Ordinary	603 Salamah Tower, 6th Floor, Madinah Road, Al-Salamah District, Jeddah 21425, Saudi Arabia
Haleon Argentina S.A.	100%	Ordinary	Tucuman 1, 4th Floor, City of Buenos Aires, C1049AAA, Argentina
Haleon Australia Pty Ltd	100%	Ordinary	Level 48, 8 Parramatta Square, 10 Darcy Street, Parramatta, Sydney NSW 2150, Australia
Haleon Austria GmbH	100%	Ordinary	Schottenring 25, Wien, 1010
Haleon Bangladesh Limited	100%	Ordinary	K-248/1 Dewalibari, Konabari, Gazipur-1700, Bangladesh
Haleon Belgium N.V.	100%	Ordinary	Da Vincilaan 5, 1930 Zaventem, Belgium
Haleon Brasil Distribuidora Ltda	100%	Quotas	Av das Americas, 3500, 4th floor, rooms 407-420, Rio de Janeiro, RJ, 22621-000, Brazil
Haleon Canada ULC / Haleon Canada SRI	100%	A Class Preference, Common	1133 Melville Street, Suite 3500, The Stack, Vancouver BC V6E 4E5, Canada
Haleon CH Holding SARL	100%	Ordinary	Route de l’Etraz, 1197 Prangins, Switzerland
Haleon (China) Co., Ltd	100%	Registered Capital	Room 506, No.1 Shen’gang Boulevard, Lin-gang Special Area of China Pilot Free Trade Zone, Shanghai, 200000, China
Haleon CH Israel Ltd	100%	Ordinary	25 Basel Street, Petech Tikva 49510, Israel
Haleon CH SARL[2]	100%	Ordinary	Route de L’Etraz, 1197 Prangins, Switzerland
Haleon Chile SpA	100%	Interests Share	Av. Andrés Bello N°2687, 25th floor, Las Condes, Chile
Haleon Colombia S.A.S.	100%	Ordinary	Carrera 7 No. 113-43 Piso 4, Colombia

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 173

Notes to the Consolidated Financial Statements continued

Company name	Effective % ownership	Security	Registered address
Haleon Consumer Health (Thailand) Limited	100%	Ordinary	13th Floor, Unit 13.06, Wave Place Building, 55 Wireless Road, Lumpini Sub-district, Pathumwan District, Bangkok, 10330, Thailand
Haleon Consumer Healthcare Mexico, Sociedad de Responsabilidad Limitada de Capital Variable	100%	Ordinary, Ordinary Variable	Boulevard Adolfo Ruiz Cortines No. 3720, Torre 3 Piso 11, Colonia Jardines del Pedregal, Alcaldía Alvaro Obregón, Ciudad de México, C.P. 01900, Mexico
Haleon Costa Rica S.A.	100%	Ordinary	Oficentro Terracampus, Edificio, Uno, Quinto Piso, Autopista Florencio del Castillo, kilometro siete, Cartago, La Unión San Diego, Costa Rica
Haleon Czech Republic s.r.o.	100%	Ordinary	Hvezdova 1734/2c, Prague, 4 140 00, Czech Republic
Haleon Denmark Aps	100%	Ordinary	Delta Park 37, 2665, Vallensbæk Strand, Denmark
Haleon EG General Trading LLC	100%	Quotas	North 90th street, Boomerang Building, 5th District, Cairo, Egypt
Haleon EG Limited	100%	Ordinary	North 90th street, Boomerang Building, 5th District, Cairo, Egypt
Haleon Finland Oy	100%	Ordinary	Energiakuja 3, Helsinki, 00180, Finland
Haleon France	100%	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France
Haleon Germany GmbH	100%	Ordinary	Barthstr. 4, 80339, München, Germany
Haleon Hellas Single Member Societe Anonyme	100%	Ordinary	11 Kifisias Avenue, Athens, Attica, 151 23, Greece
Haleon Holdings (No.2) LLC[2]	100%	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Haleon Hong Kong Limited	100%	Ordinary	Unit 2810-2812, 28/F, Airside, 2 Concorde Road, Kai Tak Hong Kong, China
Haleon Hungary Korlátolt Felelosségu Társaság	100%	Membership Interests	H-1124, Csorsz utca 43, Budapest, Hungary
Haleon Insurance Limited	100%	Ordinary	Dorey Court, Admiral Park, St Peter Port, GY1 4AT, Guernsey
Haleon Intermediate Holdings Limited[1,2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, United Kingdom
Haleon Ireland Dungarvan Limited	100%	Ordinary	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland
Haleon Ireland Limited	100%	Ordinary	12 Riverwalk, Citywest Business Campus, Dublin 24, Ireland
Haleon Italy Manufacturing S.r.l.	100%	Quotas	90, Via Nettunese, 04011, Aprilia (Prov. di Latina), Italy
Haleon Italy S.r.l.	100%	Ordinary	Via Monte Rosa 91, Milano, Italy, 20149
Haleon Japan K.K.	100%	Ordinary	1-8-1 Akasaka Minato-ku, Tokyo, Japan
Haleon Kazakhstan Limited Liability Partnership	100%	Charter Capital	32 A Manasa Str., Bostandyk District, Almaty, 050008, Kazakhstan
Haleon Korea Co., Ltd.	100%	Ordinary	9F LS Yongsan Tower, 92 Hangang-daero, Yongsan-gu, Seoul, 04386, Republic of Korea
Haleon Lanka Enterprises Limited	100%	Ordinary, Ordinary B	121 Galle Road, Kaldemulla, Moratuwa, Sri Lanka
Haleon Lanka (Private) Limited	100%	Ordinary	World Trade Center, Level 34, West Tower, Echelon Square, Colombo 1, Sri Lanka
Haleon Levice, s.r.o.	100%	Ordinary	Priemyselny Park Gena, Ul. E. Sachsa 4-6, 934 01, Levice, Slovakia
Haleon Malaysia Sdn. Bhd.	100%	Ordinary	Lot 89, Jalan Enggang, Ampang/Hulu Kelang Industrial Estate, Selangor Darul Ehsan, 68000 Ampang, Malaysia
Haleon Netherlands B.V.	100%	Ordinary	Van Asch van Wijckstraat 55G, 3811 LP, Amersfoort, Netherlands
Haleon Netherlands Capital B.V.	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, United Kingdom
Haleon New Zealand ULC	100%	Ordinary	Level 1, 1.04, 12 Madden Street, Auckland, 1010, New Zealand
Haleon Norway AS	100%	Ordinary	Lysaker Torg 5, 3rd floor, Lysaker, 1366, Norway
Haleon Panama S.A.	100%	Ordinary	Urbanizacion Industrial Juan D, Calles A Y B, Republic of Panama, Panama
Haleon Panama Sociedad de Responsabilidad Limitada	100%	Participation Interests	Urbanizacion Industrial Juan D, Calles A Y B, Republic of Panama, Panama

174 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

Company name	Effective % ownership	Security	Registered address
Haleon Peru S.R.L	100%	Ordinary	Av Jorge Basadre 349, piso 5, San Isidro, Lima, 05W-109, Peru
Haleon Philippines, Inc.	100%	Common	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines
Haleon Poland sp. z.o.o.	100%	Ordinary	Rzymowskiego 53, 02-697, Warszawa, Poland
Haleon Portugal, Lda.	100%	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal
Haleon Romania SRL	100%	Ordinary	1-5 Costache Negri Street, Opera Center One, 6th floor (Zone 2), District 5, Bucharest, Romania
Haleon (Shanghai) Health Management Consulting Co., Ltd.	100%	Registered Capital	Unit 03, 25th floor, No. 90 Qirong Road, Pilot Free Trade Zone, Shanghai, China
Haleon (Suzhou) Pharmaceutical Co., Ltd.	100%	Registered Capital	4 Baodai West Road, Suzhou, Jiangsu Province, 215128, China
Haleon (Suzhou) Technology Co., Ltd.	100%	Registered Capital	Second floor of the Administrative Building, No. 669, Gangpu, Guoxiang Street, Wuzhong Economic Development Zone, Suzhou, China
Haleon Schweiz AG	100%	Ordinary	Suurstoffi 14, 6343, Rotkreuz, Switzerland
Haleon Singapore Pte. Ltd.	100%	Ordinary	23, Rochester Park #03-02, Singapore, 139234, Singapore
Haleon Slovakia s. r. o.	100%	Ownership Interests	Galvaniho 7/A, Bratislava, 821 04, Slovakia
Haleon South Africa (Pty) Ltd	100%	Ordinary	17 Muswell Road South, Block D - Wedgefield Phase 2, Bryanston, Gauteng, 2191, South Africa
Haleon Spain, S.A.	100%	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, 28760, Madrid, Spain
Haleon Sweden AB	100%	Ordinary	Gävlegatan 16, 113 30, Stockholm, Sweden
Haleon (Taizhou) Technology Co., Ltd	100%	Registered Capital	Room 708 in Building D, Phase II of New Drug Innovation Base, Taizhou, Jiangsu Province, 225300, China
Haleon Tuketici Sagligi Anonim Sirketi	100%	Nominative	Esentepe Mah. Bahar Sk. Özdilek River Plaza, Vyndham Grand No: 13 İç Kapı No: 80 Şişli, Istanbul, Turkey
Haleon UK Capital plc	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Corporate Director Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Corporate Secretary Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Enterprises Limited[2]	100%	Voting shares	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Export Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, United Kingdom
Haleon UK Finance (USD) Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Finance Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Holding Canada Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Holding New Zealand Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Holding Sri Lanka Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Holdings (No.1) Limited[2]	100%	Non-voting Preference Shares, Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Holdings (No.2) Limited[2]	100%	A Shares, B Shares, Preference Shares, Deferred Shares	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 175

Notes to the Consolidated Financial Statements continued

Company name	Effective % ownership	Security	Registered address
Haleon UK Holdings (No.3) Limited	100%	Non-voting Preference Shares, Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Holdings (No.7) Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Holdings Limited[2]	100%	A Shares, B Shares, C Shares	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK IP (No.2) Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, United Kingdom
Haleon UK IP Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Research Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Services Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Trading Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Trading Services Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, United Kingdom
Haleon US Capital LLC[2]	100%	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Haleon US Holdings Inc.	100%	Preferred, Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Haleon US Holdings LLC[2]	100%	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Haleon US Inc.	100%	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Haleon US IP LLC	100%	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Haleon US LLC	100%	LLC Interests	Corporation Service Company, 2595 Interstate Drive Suite 103, Harrisburg PA 17110, United States
Haleon US Services Inc.	100%	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Iodosan S.p.A.	100%	Ordinary	Via Monte Rosa 91, Milano, Italy, 20149
JSC Haleon Rus	100%	Ordinary	Premises III, Room 9, floor 6, Presnenskaya nab. 10, 123112, Moscow, Russian Federation
Limited Liability Company “Haleon Ukraine”	100%	Ownership Interests	Pavla Tychyny avenue, 1-V, Kiev, 02152, Ukraine
N.C.H. - Nutrition Consumer Health Ltd	100%	Ordinary	14 Hamephalsim St, Petach Tikva, Israel
Panadol GmbH	100%	Ordinary	Barthstr. 4, 80339, München, Germany
PF Consumer Healthcare B.V.	100%	Class A, Class B	Van Asch van Wijckstraat 55G, 3811 LP Amersfoort, Netherlands
PF Consumer Healthcare Brazil Importadora e Distribuidora de Medicamentos Ltda	100%	Quota	Barueri, at Avenida Ceci, No.1900, Block III, Part 67, Tambore District, Sao Paulo, 06460, Brazil
PF Consumer Healthcare Canada ULC / PF Soins De Sante SRI	100%	Common	1133 Melville Street, Suite, 3500, The Stack, Vancouver BC V6E 4E5, Canada
PF Consumer Healthcare Holding B.V.	100%	Ordinary	Van Asch van Wijckstraat 55G, 3811 LP Amersfoort, Netherlands
PF Consumer Taiwan LLC	100%	Interests	The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, United States
Pfizer Laboratories PFE (Pty) Ltd.	100%	Common	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa
Pfizer PFE Colombia S.A.S	100%	Common	Carrera 7 No. 113 - 43 Piso 4, Colombia

176 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements

Company name	Effective % ownership	Security	Registered address
PT Haleon Indonesia Trading	100%	Ordinary	Pondok Indah Office Tower 5 Level 12, Suite 1201, Jalan Sultan Iskandar Muda Kav. V-TA, Pondok Pinang, Jakarta Selatan 12310, Indonesia
PT Sterling Products Indonesia	100%	A Shares, B Shares	Pondok Indah Office Tower 5 Level 12, Suite 1201, Jalan Sultan Iskandar Muda Kav. V-TA, Pondok Pinang, Jakarta Selatan 12310, Indonesia
PT. Bina Dentalindo[3]	100%	Ordinary	Gedung Graha Ganesha Lantai 3, Jl Raya Bekasi Km 17, No5, Jakarta Timur 13930, Indonesia
Stafford-Miller (Ireland) Limited[2]	100%	Ordinary	Clocherane, Youghal Road, Dungarvan, Co. Waterford, Ireland
Sterling Drug (Malaya) Sdn Berhad	100%	Ordinary	Lot 89, Jalan Enggang, Ampang / Hulu Kelang Industrial Estate, Selangor Darul Ehsan, 68000 Ampang, Malaysia
Sterling Products International, Incorporated	100%	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Treerly Health Co., Ltd	100%	Registered Capital	Unit 01A, Room 3901, No 16. East Zhujiang Road, Tianhe District, Guangzhou City, China
Wyeth Pharmaceuticals Company	100%	Partnership Interests	State Road No. 3, Kilometer 142.1, Guayama, 00784, Puerto Rico

Subsidiaries where the effective interest is less than 100%

Company name	Effective % ownership	Security	Registered address

Haleon-Gebro Consumer Healthcare GmbH	50.0%	Ordinary	Bahnhofbichl 13, 6391 Fieberbrunn, Kitzbühel, Austria
Haleon Pakistan Limited	85.8%	Ordinary	11-A, 11th Floor, Sky Tower (East Wing), Dolmen City, HC-3, Block 4, Scheme-5, Clifton, Karachi, Sindh 75600, Pakistan
Haleon US Enterprises Inc.	88.0%	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Haleon US LP	88.0%	Partnership Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Haleon Taiwan Consumer Health Corporation	55.0%	Ordinary	24F, No. 66, Sec 1, Zhong Xiao W. Rd, Taipei 100, Taiwan
Tianjin TSKF Pharmaceutical Co., Ltd[2]	88.0%	Ordinary	Cheng Lin Zhuang Industrial Zone, Dong Li District, Tianjin, 300163, China
1	Directly held by Haleon plc.
2	Principal subsidiary of the Group as at 31 December 2024.
3	The company is in liquidation.
4	The company was liquidated in the period between 1 January 2025 and 6 March 2025.

Notes to the Consolidated Financial Statements	Haleon Annual Report and Form 20-F 2024 177

Notes to the Consolidated Financial Statements continued

The following UK subsidiaries will take advantage of the audit exemption set out within Section 479A of the Companies Act 2006, supported by guarantees issued by Haleon plc (under section 479C of the Companies Act 2006) over their liabilities for the year ended 31 December 2024. Unless otherwise stated, the undertakings listed below are owned, either directly or indirectly, by the Company.

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

The following UK subsidiaries, having not traded during the year, will take advantage of the audit exemption set out within Section 480 of the Companies Act 2006 for the year ended 31 December 2024. Unless otherwise stated, the undertakings listed below are owned, either directly or indirectly, by the Company.

Name	Company number
Haleon UK Corporate Director Limited	13401336
Haleon UK Corporate Secretary Limited	13434151

178 Haleon Annual Report and Form 20-F 2024	Financial Statements

Financial Statements Haleon Annual Report and Form 20-F 2024 179 This page is intentionally left blank

180 Haleon Annual Report and Form 20-F 2024 Financial Statements This page is intentionally left blank

Financial Statements Haleon Annual Report and Form 20-F 2024 181 This page is intentionally left blank

182 Haleon Annual Report and Form 20-F 2024 Financial Statements This page is intentionally left blank

Financial Statements Haleon Annual Report and Form 20-F 2024 183 This page is intentionally left blank

184 Haleon Annual Report and Form 20-F 2024 Financial Statements This page is intentionally left blank

Financial Statements Haleon Annual Report and Form 20-F 2024 185 This page is intentionally left blank

Shares As at 31 December 2024, the Company had 9,083,725,919 ordinary shares of £0.01 each and 25,000,000 non-voting preference shares of £1.00 each in issue. As at 31 December 2024, the Company had 30,365,037 ordinary shares held as treasury shares. There are no special control rights or restrictions on share transfers or limitations on the holding of any class of shares. Further information about the Company’s ordinary shares and non-voting preference shares can be found under Articles of Association on page 203. Authority to purchase shares At its AGM held in May 2024, Haleon received shareholder approval to make purchases of its own ordinary shares (i) on-market up to a maximum number representing 10% of its issued share capital and (ii) off-market up to a maximum number representing 4.99% of its issued share capital from Pfizer, subject to limitations on the maximum price applicable to each purchase, and noting that no more than 10% of its issued share capital would be purchased in aggregate pursuant to these authorities. During the year, the Company purchased a total of 181,212,949 ordinary shares of £0.01 each. The shares repurchased in 2024 comprised 1.99% of Haleon’s total issued share capital as at 31 December 2024. Further information on each purchase is set out below. Resolutions seeking shareholder authority for the purchase of the Company’s shares will be put to shareholders at the AGM to be held on 28 May 2025. The Company utilised the authority obtained at its 2024 AGM to undertake an on-market share buyback programme which was announced to the market on 1 August 2024. The purpose of the buyback programme was to reduce share capital. At the end of the share buyback programme on 1 October 2024, 18,413,907 ordinary shares of £0.01 each had been purchased by the Company for an average price of £3.82 per ordinary share, for a total aggregate consideration of approximately £70 million. All of the purchased ordinary shares were cancelled. The Company also (i) used the authority obtained at its 2023 AGM on 21 March 2024 to make an off-market purchase of 102,272,727 shares from Pfizer, at a price per share of £3.08 and a total consideration of approximately £315 million; and (ii) used the authority obtained at its 2024 AGM on 1 October 2024 to make a further off-market purchase of 60,526,315 shares from Pfizer, at a price per share of £3.80 and a total consideration of approximately £230 million. For further details of the terms of the off-market buyback contract with Pfizer, please see Haleon’s Notice of 2024 AGM available on Haleon’s website. Dividends and dividend policy On 27 February 2025, the Board proposed a final dividend of 4.6p per ordinary share which will be paid, subject to shareholder approval, following the Company’s 2025 AGM. The Company paid an interim dividend of 2.0p per ordinary share on 19 September 2024 in respect of its 2024 half-year results. Group subsidiaries As a Group that operates globally, Haleon’s operations and activities are carried out by subsidiaries, branches and scientific/ representative offices established under the laws of many jurisdictions. A full list of subsidiaries is provided at Note 30 of the Consolidated Financial Statements from page 172. Directors’ powers The Directors may exercise all the powers of the Company, subject to the Articles of Association (Articles), legislation and regulation. This includes the ability, subject to shareholder approval at Haleon’s AGM each year, to exercise the authority to allot or purchase the Company’s shares. Further details of the powers of the Directors can be found in the Articles of Association section on page 203. Conflicts of interest Under the Articles and as permitted by the Companies Act, the Board may authorise any matter which would otherwise involve a Director breaching their duty to avoid conflicts of interest and may attach to any such authorisation such conditions and/or restrictions as the Board deems appropriate (including in respect of the receipt of information or restrictions on participation at Board meetings). The Board has a formal system for Directors to declare such situations to be considered for authorisation by those Directors who have no interest in the matter being considered. Situations considered by the Board and authorisations given are recorded in the Board minutes and in a register of conflicts maintained by the Company Secretary and are reviewed annually by the Board. The Board believes that this system operates effectively. Insurance and indemnities The Company maintained directors’ and officers’ liability insurance cover during the period of this Annual Report. Each Director also benefits from an indemnity provided by the Company in respect of any proceedings brought by third parties against them personally in their capacity as Director. Code of Conduct Our Code of Conduct (Code) applies to the Board and Executive Team, employees and third-party temporary workers and complies with the NYSE rules as set out in Section 406 of SOX. Our Code includes a prohibition on engaging in insider trading or use of non-public information that could manipulate the price of Haleon’s shares, either to our own advantage or for another person and also applies to any other company with which we do business. Further details on our Code are set out in the Strategic Report on pages 18 and 20, and the Board’s oversight of the Code is set out on pages 70 and 75. Haleon has also adopted an insider trading policy governing the purchase, sale and/or other disposition of our securities by our Directors, officers and covered employees, which we believe is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and exchange listing standards. This Directors’ Report contains information to be given in accordance with the Companies Act 2006. Relevant information below, which is contained elsewhere in this Annual Report, is incorporated by cross reference. Directors’ Report 186 Haleon Annual Report and Form 20-F 2024 Other information

Shares or ADSs that have not been allocated to share plan participants are held by the EBTs and although the trustee has the right to vote or abstain from exercising their voting rights in relation to those shares, it has a policy of not voting, which is in line with guidelines. The trustee also has the right to accept or reject any offer relating to the shares or ADSs in any way it sees fit. Dividend waivers are in place in respect of unallocated shares and ADSs held in the EBTs. The Companies (Miscellaneous Reporting) Regulations 2018 Employee engagement The below statement relates to our employees as defined in the glossary and should be read in conjunction with our stakeholder and people disclosures in the Strategic Report on pages 10 and 18, respectively, Section 172 statement and workforce engagement disclosures from page 71, and other engagement disclosures in the Directors’ Remuneration Report from page 82. During 2024, the key forms of engagement to provide information to our employees included a fortnightly global email ‘Connecting Haleon’, intranet global news page, CEO-led global broadcasts, fireside chats on priority topics, internal social media channels, dedicated senior manager calls, as well as regional leadership calls and direct emails, videos and business function team meetings. Employees have been consulted and given opportunities to express their views and concerns through Share plan details 2024 share awards and grants to employees Our current policy is to settle the majority of awards or grants under the Company’s share plans with shares purchased in the market, however, the Company continues to review this policy. The Company’s share plans incorporate the Investment Association’s current guidelines on dilution. During the year, the Company satisfied its obligations under its share plans solely by the purchase of shares in the market, accordingly there has been no dilution from the awards made. As at 31 December 2024, there were 5,371,296 options outstanding, solely in respect of the Company’s HMRC-approved all-employee Share Save Plan. Employee benefit trusts (EBTs) The Group operates EBTs for the benefit of employees and former employees. The EBTs purchase ordinary shares or ADSs in the market and release them to current and former employees in satisfaction of share awards. During 2024, the EBTs released 5,894,148 ordinary shares and 2,614,852 ADSs. At 31 December 2024, the EBTs held 549,453 ordinary shares and 38,569 ADSs in the Company. The EBTs adopt a prudent approach to purchasing shares, using funds provided by the Group, based on expectations of future requirements. Number of ordinary shares disclosed as a percentage of the Company’s issued share capital at: Shareholder Date of latest disclosure to the Company Number of ordinary shares disclosed Date of latest disclosure to the Company 31 December 2024 Blackrock, Inc. 15 January 2025 484,900,413 5.22% 5.22% Pfizer, Inc. 26 February 2025 661,709,764 7.31% 15.04%1 Wellington Management Group LLP 31 January 2025 462,282,724 5.10% N/A GSK and certain controlled undertakings of GSK 17 May 20242 0 0% 0% 1 Prior to its disclosure to the Company on 26 February 2025, Pfizer held its interest in ordinary shares and ADSs. 2 GSK and certain controlled undertakings of GSK reduced their stake to nil during the reporting period. Financial risk management The Group’s financial risk management objectives and policies, including its use of financial instruments, are set out in Note 25 to the Consolidated Financial Statements from page 157. Future business developments of the Group Details are set out in the Strategic Report from page 2. >> Our Code is available at www.haleon.com/who-we-are/ Governance/codes-policies-and-standards Significant shareholders The following persons have disclosed an interest in the issued ordinary share capital of the Company in accordance with the requirements of rules 5.1.2 or 5.1.5 of the FCA’s Disclosure Guidance and Transparency Rules. The Company’s major shareholders have the same voting rights as other shareholders. The Company does not know of any arrangements the operation of which may result in a change in its control. Other than as set out below, no changes to major shareholdings were disclosed to the Company between 31 December 2024 and 6 March 2025. Pfizer, Inc. was a controlling shareholder of the Company until 21 March 2024. From 1 January 2024 to 21 March 2024, in compliance with UK Listing Rule 6.2.3R, the Company carried on the business it carries on as its main activity independently from Pfizer at all times. Haleon has a dividend policy that looks to balance all its stakeholders’ interests while ensuring the long-term success of the Company. Subject to market conditions and Board approval, Haleon expects to grow its ordinary dividend at least in line with adjusted earnings. Future ordinary dividends are expected to be paid half-yearly with approximately one third of the dividend paid as an interim dividend, following the Company’s half-year results, and the balance paid as a final dividend, subject to shareholder approval, following the Company’s AGM. Dividends are announced in Pound Sterling, with an equivalent US Dollar amount paid in respect of the Company’s ADSs. The Trustees of the Haleon employee benefit trusts, which are independent of the Company, waived the right to dividends paid during the year. Under the Company’s ADS programme, the right to dividends in relation to the ordinary shares underlying the ADSs was waived during the year, under an arrangement whereby the Company pays the monies to satisfy any dividends separately to the Depositary for distribution to ADS holders entitled to the dividend. This arrangement is expected to continue for future dividends. See Note 10 to the Consolidated Financial Statements on page 133 for information on dividends paid on non-voting preference shares. Other Information Directors’ Report Haleon Annual Report and Form 20-F 2024 187

organisations used in the legislation are, however, quite broad. As a result, the definitions may cover legitimate business activities not in the ordinary sense considered to be political donations or political expenditure, nor are they designed to support any political party or independent election candidate. Therefore, notwithstanding our policy, and while we do not intend to make donations to any political parties or organisations, nor to incur any political expenditure, we will annually seek shareholder authorisation for any inadvertent expenditure as a precautionary measure to ensure that the Company and its subsidiaries do not inadvertently breach the legislation. Significant agreements and change of control provisions The Group is a party to certain arrangements which could be terminated upon a change of control of the Company (and/or the Group’s UK, Dutch and US debt-issuing entities) and which are considered significant in terms of their potential impact on the business of the Group as a whole. These arrangements include each series of notes issued under the Company’s EMTN programme and the USD note programme. The notes contain a redemption or purchase upon change of control provision which, if triggered, allows note holders to exercise their option to require the UK and US debt-issuing entities to redeem, or at such issuers’ options, to purchase, the notes and pay any accrued and unpaid interest due. Further information on the notes issued and outstanding under the programmes as at 31 December 2024 is available in Note 19 to the Consolidated Financial Statements from page 144. In addition, during the reporting period the Company was a party to the Pfizer Relationship Agreement, the principal purpose of which was to regulate the continuing relationship between the Company and Pfizer, Inc., which was a controlling shareholder of the Company following demerger until 21 March 2024. The Relationship Agreement terminated automatically in accordance with its terms on 17 January 2025, when Pfizer ceased to hold at least 10% of Haleon’s ordinary shares. Throughout the period under review, the Company has complied with provisions and obligations in the Pfizer Relationship Agreement and, as far as the Company is aware, Pfizer has also complied. Further information on the Pfizer Relationship Agreement can be found on page 206. Streamlined Energy and Carbon Reporting (SECR) In line with the requirements set out in the UK Government’s guidance on SECR, the table on page 189 represents Haleon’s energy use and associated carbon emissions from electricity and fuel in the UK and the rest of the world (ROW), calculated with reference to the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard. In our 2024 reporting period, the UK accounted for 4% of our global total energy use as well as 3% of our Scope 1 and 2 emissions (location-based). Energy efficiency action taken We achieved 100%* renewable electricity at sites within our operational control in 2022 and have maintained this performance in 2024 by utilising a combination of on-site solar, Power Purchase Agreements (PPAs), and renewable electricity certificates (RECs). In 2024, we continued to focus our efforts on Scope 1 and 2 carbon emissions reduction in line with our 2030 goal. Progress includes installing electric steam generators at our sites in Pulo Gadung, Indonesia and Nairobi, Kenya to significantly reduce carbon emissions from energy generation for heating and cooling at these manufacturing sites. participation in the twice-yearly employee engagement surveys, team meetings, townhalls, ERGs, and Q&As at global broadcasts and fireside chats. They have been made aware of the financial and economic factors affecting the performance of the Company through quarterly, global broadcasts and emails from the CEO, internal social media updates, as well as functional and regional team meetings. The Chair and Directors have engaged with employees through direct interactions, ‘employee listening sessions’ with our Workforce Engagement Director and other opportunities held during the year to meet Executive Directors via video meetings or in person. Engagement with suppliers, customers and others in a business relationship with Haleon Our business relationships with our suppliers, customers and others are fundamental to our success. During the year, the Board considered matters related to them and had regard to the impact of decisions on them as detailed in the Section 172 statement on page 68. The Board monitors relationships through a mixture of presentations, reports and direct engagement. Details of how relationships have been maintained throughout the year are set out in the Our key stakeholders section on page 10. Employment of disabled persons Our commitment is to ensure our workforce has the backgrounds, experiences and skills to serve our consumers and the communities in which we operate. We are striving to create an inclusive environment in which everyone can contribute and feel a sense of belonging, feel understood and valued, treated fairly and equally, and supported to progress and thrive. We want our employees to be able to be their authentic selves and, as a result, perform at their best. All employees must ensure an equitable and inclusive culture free of discrimination and encourage respectful and inclusive behaviour. Every effort is made to ensure that applications for employment from disabled people are fully and fairly considered and that disabled employees have equal opportunities for training, career development and promotion. Political donations The Group does not make political contributions or sponsor political meetings, conferences, conventions or events, as set out in our Anti-Bribery and Corruption (ABAC) Policy. In the year to 31 December 2024, the Group did not make any political contributions or provide any sponsorship. In accordance with the Federal Election Campaign Act in the US, Haleon employees are able to make personal contributions to our US Political Action Committee (PAC). A PAC is a corporate or labour-based political committee that collects voluntary contributions from eligible US employees into a separate fund. In donating to the PAC, participating eligible employees are exercising their legal right to pool their resources and make political contributions, which are subject to strict limitations under US law. The fund is managed by a board of directors of participating employees from Haleon’s US operating company and makes contributions or expenditures in connection with Federal and State elections. The PAC is not controlled by Haleon. The operations of the Haleon PAC are reviewed regularly to ensure compliance with applicable US laws. Disclosure reports for the Haleon PAC can be viewed at www.fec.gov. In 2024, a total of $41,150 was donated to political organisations by the Haleon PAC. English law requires prior shareholder approval for political contributions to political parties and independent election candidates as well as for any political expenditure. The definitions of political donations, political expenditure and political Directors’ Report continued 188 Haleon Annual Report and Form 20-F 2024 Other information

Streamlined Energy and Carbon Reporting continued In 2024, we spent more than £8m on energy and carbon-reduction projects including upgrading to more energy-efficient equipment, improving metering at multiple sites and launching several innovative electrification projects as listed on the prior page to increase our use of renewable energy for heating and cooling. >> See also our approach to sustainability section from page 22. >> See our ABAC Policy at www.haleon.com/who-we-are/Governance/codes-policies-and-standards >> See our position on political advocacy at www.haleon.com/who-we-are/our-policy-positions 20241 2024 Total1 20231 2023 Total1 20221,6 2022 Total1,6 Carbon emissions from our operations2 UK ROW Global UK ROW Global UK ROW Global Total Scope 1 GHG emissions (thousands of tonnes CO2e, including on-site fuel use, fleet mileage and refrigerant losses) 2 66 68 2 58 60 3 53 56 Total Scope 2 GHG emissions (location-based) (thousands of tonnes CO2e) 3 121 124 3 139 142 3 137 140 Total Scope 2 GHG emissions (market-based) (thousands of tonnes CO2e) — 7 7 — 7 7 — 7 7 Total Scope 1 & 2 GHG emissions (location-based) (thousands of tonnes CO2e) 5 187 192 5 197 202 6 190 196 Total Scope 1 & 2 GHG emissions (market-based) (thousands of tonnes CO2e) 2 73 75 2 65 67 3 61 64 Total GHG emissions offset (thousands of tonnes CO2e) — 27 27 — 17 17 — 9 9 Total net Scope 1 & 2 carbon emissions (market-based)3 (thousands of tonnes CO2e) 2 46 48 2 48 50 3 51 54 Total energy consumed (GWh) 26 693 719 27 670 697 29 652 681 Total renewable energy consumed (GWh) 15 344 359 15 356 371 15 344 359 Total renewable electricity consumed (GWh) 15 310 325 15 326 341 15 312 328 Renewable electricity (%) 100% 100% 100% 100% 100% 100% 100% 100% 100% Renewable energy (%) 58% 50% 50% 56% 53% 53% 52% 53% 53% Intensity Ratio GHG emissions intensity (location-based) (tonnes of CO2e per £m revenue)4 13 17 17 14 18 18 17 18 18 Carbon emissions from our value chain Total Scope 3 carbon emissions (thousands of tonnes CO2e) 2,529 2,6975 2,7125 1 For the 2024 and 2023 reporting periods we have used data from 1 December (in the prior year) to 30 November (in the year stated). The 2022 reporting period is the calendar year. The exception to this is for total Scope 3 emissions; the 2024 and 2023 reporting periods cover the period 1 July (in the prior year) to 30 June (in the year stated). The 2022 reporting period is the calendar year. 2 GHG emissions are expressed in carbon dioxide equivalents (CO2e) reflecting the effective amount of CO2 generated by all gas emissions which add to the greenhouse effect and global warming. Carbon emissions have been calculated according to the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (updated with Scope 2 guidance). For further information on the methodologies used to calculate our emissions and energy metrics, please see our basis of reporting criteria available at the web address outlined above. Scope of reporting is sites over which Haleon has full operational control. 3 This calculation takes the total emissions offset in the reporting period into account. 4 Carbon emissions intensity is derived from the ratio of the total Scope 1 and 2 GHG emissions (location-based) (tCO2e) from all sites where we have full operational control to the total revenue in the same reporting period. 5 Calculated in accordance with methodology and data improvements and updated carbon emission factors, and so the 2022 result (previously 2,333 thousands of tonnes CO2e) and the 2023 result (previously 2,336 thousands of tonnes CO2e) reported in the 2023 Annual Report and Form 20-F have been restated. 6 Certain 2022 values in the table may not add up precisely due to the rounding of individual results. Other Information Directors’ Report Haleon Annual Report and Form 20-F 2024 189

Directors’ Report continued Going concern The Directors believe that it is appropriate to adopt the going concern basis of accounting in preparing the Group’s Consolidated Financial Statements. Further detail as to the Directors’ assessment is set out in Note 1 to the Consolidated Financial Statements on page 122. An overview of the business activities of Haleon, including a review of the principal business risks that the Group faces, is given in the Strategic Report on pages 51 to 56 and in Group information from page 191. The scenarios considered and assessment made by the Directors with respect to the Company’s risk factors and viability are set out on page 57. Directors’ Report In addition to the information set out herein, this Directors’ Report incorporates by reference the following sections of this Annual Report: — Strategic Report from page 2, including R&D from page 8. — Corporate Governance from page 59. — Group information from page 191, including Articles of Association and Material contracts on pages 203 and 205. — Note 24 to the Consolidated Financial Statements (Related-party transactions) from page 156. — Note 29 to the Consolidated Financial Statements (Post balance sheet events) from page 172. — Shareholder information from page 208. The only matters to report in respect of UK Listing Rule 6.6.1 are in relation to dividends (set out on page 186), material contracts (set out from page 205), waiver of fees by the Pfizer nominated Non-Executive Directors (set out on page 96) and agreements with controlling shareholders (set out on pages 186, 187 and from page 205). By order of the Board Amanda Mellor Company Secretary Haleon plc Registered in England and Wales, Company number 13691224 20 March 2025 190 Haleon Annual Report and Form 20-F 2024 Other information brands. Geographically, the GSK consumer healthcare business had a strong presence in higher-growth emerging markets in the Middle East, Africa and Asia, which complemented its businesses in Europe and North America. On 2 March 2015, GSK and Novartis formed a consumer healthcare joint venture to combine the majority of GSK’s consumer healthcare business and all of Novartis’ OTC business. Novartis’ business provided GSK with a meaningful incremental presence in OTC. The combination added a leading portfolio of globally recognised consumer-preferred and expert-recommended brands in the Pain Relief, Respiratory Health, Smokers’ Health and Skin Health categories to the Group’s business. In June 2018, GSK acquired Novartis’ shareholding in the GSK/ Novartis JV for $13bn, enabling GSK to take full operational and strategic control of the business. On 31 July 2019, GSK completed a transaction with Pfizer to combine substantially all of GSK and Pfizer’s respective consumer healthcare businesses into a new world-leading consumer healthcare joint venture (the Pfizer Transaction). The transaction, which was transformational to the scale of the Group’s business, brought together two businesses with highly complementary geographic footprints and brand portfolios. While the Group retained its strong European footprint, completion of the transaction also provided the Group with incremental geographical scale in the US, where it became the leader in OTC/VMS, and in China, where it became the leading OTC/VMS multinational. From a portfolio perspective, the transaction provided the Group with global leadership in the higher-growth VMS market as well as a leading presence in the US Pain Relief market complementing the Group’s existing Pain Relief portfolio. Since completion of the Pfizer Transaction and prior to demerger, GSK owned 68% of the ordinary shares in the entity through which both GSK and Pfizer held their equity interests in the joint venture, with Pfizer holding the remaining 32%. Alongside integration of the Pfizer consumer healthcare business, the Group exited approximately 50 non-strategic and growth-dilutive OTC and skincare assets from 2019 to 2021 to raise £1.1bn of net proceeds. These disposals have further focused the business on higher-growth categories, markets and channels and thereby enhanced the growth profile of Haleon. History and development of the Group Haleon is the result of the combination of three consumer health businesses over the last decade. The focus of the business has been sharpened through divestment of growth-dilutive brands and those outside of our core categories. In addition, the scientific and consumer products’ experience of its legacy businesses has been enhanced by investment in commercial and scientific capabilities, technologies and facilities, most notably in the digital sphere. On 18 July 2022, Haleon demerged from GSK creating a company with management, infrastructure, capital allocation and incentives focused specifically on consumer health. The Group has a strong and established presence in all key channels relevant for consumer healthcare and a scale which allows it to effectively engage with retail partners of all sizes, buying groups, distributors, pharmacy chains and individual pharmacies. Prior to demerger, the Group had transformed since 2012 through progressive strategic M&A and divestments to create a world leader in consumer health. The Group’s scale greatly expanded through the successful combination of the legacy GSK consumer healthcare business with the Novartis consumer healthcare business in 2015, and the subsequent combination of this business with the Pfizer consumer healthcare business in 2019. In addition, the Group’s focus has been sharpened since 2012 through the progressive divestment of GSK’s nutritionals businesses and the divestment by the Group of non-strategic OTC brands, including its programme of divestments of non-strategic and growth-dilutive brands (with aggregate net proceeds from divested brands of £1.1bn) during the period from 2019 to 2021. This deliberate strategy has resulted in a portfolio more focused on higher-growth categories, markets and channels. These transactions also provided a catalyst for a broader transformation of the Group. Prior to its combination with the Novartis consumer healthcare business in 2015, GSK’s consumer healthcare business was already one of the world’s leading OTC and Oral Health companies with a long heritage in consumer health products dating back to the 18th century. The Group sold a range of leading OTC brands across Respiratory Health, Pain Relief, Digestive Health, Skin Health and Smokers’ Health, together with a strong portfolio of Oral Health GSK ownership Demerger from GSK and independent listing 2020 2022 Exit of non-strategic categories to Unilever 2021 Significant divestment programme Disposal of 50 non-strategic growth-dilutive assets 2019 Joint Venture Formation: Pfizer Consumer Healthcare 2018 Full buyout of Novartis from JV 2015 Joint Venture Formation: Novartis Consumer Healthcare 2013 Divest Exit of beverages 2012 Exit of non-strategic OTC Group information Other Information Group information Haleon Annual Report and Form 20-F 2024 191

Disclosure controls and procedures The Group carried out an evaluation under the supervision and with the participation of members of the Group’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as required by Item 15(a) of Form 20-F as at 31 December 2024. Based on their evaluation, the CEO and the CFO concluded that, as at that date, the Company maintained an effective system of disclosure controls and procedures. Management’s report on internal control over financial reporting In accordance with the requirements of Section 404 of SOX, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934, as amended (the Exchange Act)). — Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with IFRS. — Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework, Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). — There have been no changes in the Group’s internal control over financial reporting during 2024 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting. — Management has assessed the effectiveness of internal control over financial reporting as at 31 December 2024 and concluded it is effective. — KPMG LLP, which has audited the Consolidated Financial Statements of the Group for the year ended 31 December 2024, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard 2201 of the Public Company Accounting Oversight Board (US). Their audit report is set out from page 114. Director and Executive Team shareholdings As at 6 March 2025, being the latest practicable date prior to publication of this Annual Report, the Directors and the Executive Team members had beneficial interests in 1,436,999 Haleon ordinary shares (including ordinary shares held indirectly through Haleon ADSs), representing 0.02% of that class. These shareholdings indicate all Directors’ or Executive Team members’ beneficial interests and those held by their spouses and other connected persons. As at 6 March 2025, no Director or Executive Team member held more than 1% of the total issued share capital or has a beneficial interest in the shares of any subsidiary. Executive Director benefits upon termination of office Further information can be found in the Directors’ Remuneration Report from page 82. Property, plant and equipment The Group has interests in properties in numerous countries. None of these interests is individually material in the context of the Group as a whole. Such properties are used by the Group predominantly for manufacturing, distribution and R&D activities. In particular, the Group owns a supply chain of 24 in-house dedicated manufacturing sites, with key sites located in Levice (Slovakia), Dungarvan (Ireland), Nyon (Switzerland) and Guayama (Puerto Rico). In addition, the Group owns four R&D centres in Richmond, Virginia (USA), Weybridge (UK), Maidenhead (UK) and Suzhou (China) providing it with a broad range of in-house scientific capabilities. The Group announced a number of developments relating to its key sites during 2024, including the latest plans for its £130m investment in a new Global Oral Health Innovation Centre in Weybridge (UK), which is scheduled to open in 2027. The Group also announced plans to invest $54m in upgrading its laboratories and workspaces in its R&D centre in Richmond, Virginia (USA). Additionally, the Group confirmed plans to begin a phased closure of its Oral Health manufacturing site in Maidenhead (UK). This will take place over a two-year period with manufacturing capabilities transferred to its Oral Health centre of excellence in Levice (Slovakia). The Group believes its existing facilities are satisfactory for its current business and, other than these developments, it currently has no further plans to construct new facilities or expand or improve its current facilities in a manner that is material to the Group. The Group is not aware of any environmental issues affecting its properties which would have a material impact upon the Group, and there are no material encumbrances on its properties. Group information continued 192 Haleon Annual Report and Form 20-F 2024 Other information

The Group’s ability to execute its marketing and sales strategy is subject to challenges As a consumer products business, the Group relies on a strategy of leveraging its existing brands and products to drive increased sales and profits. The successful implementation of this strategy depends on, among other things, the Group’s ability to: identify and offer competitively priced products that appeal to evolving consumer preferences; formulate its strategy in response to these changing consumer preferences; innovate successfully on its existing products; and effectively utilise a range of distribution channels in its key markets. Failure to execute this strategy successfully for any reason, including any reduction in consumer demand for the types of products which the Group offers due to changes in consumer lifestyle, environmental concerns, economic downturns or other considerations could have a material adverse effect on the Group’s business, prospects, financial condition and results of operations. The Group’s business results are impacted by the Group’s ability to manage disruptions in the Group’s global supply chain The Group is engaged in the manufacturing and sourcing of products and materials on a global scale. The Group’s operations and those of its suppliers, contract manufacturers and logistics providers have been and may continue to be disrupted by a number of factors, including, but not limited to: increased and/or changing regulation, as well as regulatory compliance issues; environmental events, including natural disasters (such as fires, floods and earthquakes) and any potential effect of climate change; global shipping, logistics, transport and warehousing constraints, for example due to regional or local conflicts (such as the conflict in the Middle East and ongoing shipping disruption in the Red Sea) or widespread health emergencies, such as pandemics or epidemics any of which may lead to delays in deliveries and constraints on shipping and logistics as a result of local lockdowns; global supply chain disruption impacting their suppliers; strikes and other labour disputes; cyber security failures or incidents; loss, impairment, closure or disruption of key manufacturing sites; loss of, or capacity constraints relating to key suppliers or contract manufacturers; raw material and product quality or safety issues (see The Group may incur liabilities or be forced to recall products as a result of real or perceived product quality or other product-related issues on page 196); industrial accidents or other occupational health and safety issues; the impact on the Group’s suppliers of tighter credit or capital markets; the lack of availability, or retention, of qualified personnel; governmental incentives and controls (including exchange controls, import and export restrictions, such as new or increased tariffs, sanctions, quotas or trade barriers); acts of war (see The Group’s business may be impacted by the effects of regional and local conflicts on page 200) or terrorism, political unrest or uncertainty, fires or explosions, and other external factors over which the Group has no control; and increases in ingredient, commodity, utilities and oil prices. Following 2024 elections in the US and Europe, there is heightened global uncertainty regarding the potential imposition of tariffs and other trade barriers or protectionist industrial policies by the US, China and the European Union. If there is an escalation in tariff or duty activity, or other protectionist industrial policies, between the US and its major trading partners, or other major economies, it could negatively impact global economic activity, our global supply chain and/or demand for our products, each of which could materially and adversely affect the Group’s business, results of operations and financial condition. The Group has identified a broad range of risks relating to its business and the industry in which it operates. These risks are described below and, together with all other information contained in this Annual Report, should be carefully considered in evaluating the Group. The risks and uncertainties described below represent those we consider to be material as at the date of this Annual Report, with material risks being those to which senior management pay particular attention and which could cause the delivery of the Group’s strategy, financial condition, results of operations and/or prospects to differ materially from expectations. However, these risks and uncertainties are not the only ones facing the Group. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. Risks relating to the Group’s business and industry The Group operates in a highly competitive market The Group faces substantial and increasing competition in all of its product categories and geographic markets. There are relatively low barriers to entry in certain product categories in many of the markets in which the Group operates (particularly in the VMS category) and accordingly the Group’s businesses compete with companies of all sizes on many different fronts, including cost-effectiveness, product effectiveness and quality, brand recognition and loyalty, technological innovations, consumer convenience, promotional activities, new product introductions and expansion into new markets and channels. The Group expects to continue to see heightened activity from its competitors worldwide, including: (i) increasing and aggressive competition from smaller, high-growth companies which often operate on a regional basis, and may disrupt existing route-to-market models; (ii) increasing competition from multinational corporations moving for the first time into, or expanding or focusing their presence (whether through acquisitions, disposals, demergers or other means) in the global consumer healthcare market; (iii) continuing competition from private label products, which are brands sold exclusively by a particular retailer; and (iv) an increase in the introduction and aggressive marketing of new products in high-demand healthcare areas. Some of the Group’s competitors may conduct more effective advertising and promotion activities than the Group does, introduce competing products more quickly and/or respond more effectively to business and economic conditions and changing consumer preferences, including by launching innovative new products. These risks could also be enhanced by the relatively recent development of generative AI and its rapidly evolving nature, which could enable new or existing competitors who are better able to capitalise on these developments to achieve additional competitive advantages, such as enhanced product targeting or cost-savings on advertising and promotion. If the Group is unable to anticipate the timing and scale of these threats across its markets or to successfully respond to them, then its brand loyalty may be harmed, it may lose market share and its business, prospects, results of operations and financial condition may be materially adversely affected. Risk factors Other Information Group information Haleon Annual Report and Form 20-F 2024 193

Private label products sold by the Group’s retail customers, which are typically sold at lower prices than branded products, are a source of competition for certain of the Group’s products. In addition, the retail landscape in many of the Group’s markets continues to evolve as a result of the rapid growth of ecommerce retailers (who are able to generate private label products and capitalise on access to data) and price comparison sites, changing consumer preferences (as consumers increasingly shop online), and, in certain categories (particularly VMS), the increased presence of alternative retail channels, such as subscription services, sales through social media platforms and direct-to-consumer businesses (especially those which specialise in rapid distribution). The strong growth in ecommerce and the emergence of alternative retail channels may create pricing and margin pressures and/or adversely affect the Group’s relationships with key retailers. If the Group is not able to successfully manage and adapt to these changes in the retail landscape, the Group’s business, prospects, results of operations and financial condition could be materially and adversely affected. The Group may not be able to develop and commercialise new products effectively The future growth of the Group is to a significant extent dependent on its ability to develop new products or new formulations of existing products. The Group’s ability to launch new products and to expand into adjacent categories, channels of distribution or markets is affected by whether the Group can successfully: identify, develop and fund technological innovations; obtain and maintain necessary intellectual property protection and avoid infringing intellectual property rights of others; obtain and maintain approvals and registrations of regulated products in the countries in which the Group has business operations; anticipate the needs and preferences of consumers and customers by, among other things, effectively utilising digital technology and marketing and data analytics to gain new commercial insights and develop or identify relevant products aligned to those preferences; and successfully compete to in-license products. The identification, development and introduction of innovative new products that drive incremental sales involves considerable time, costs and effort, as well as significant risk that any new product may not generate sufficient customer and consumer interest and sales to become a profitable product or to cover the costs of its development and promotion. New products must be developed to meet the Group’s own rigorous internal specifications, as well as the relevant regulatory and safety requirements imposed in our various markets. Each of these restrictions means that a new product can fail to make it to market at any stage or do so in a cost-effective manner. In addition, new products that make it to market may not be accepted quickly or significantly in the marketplace. Any failure to develop and commercialise new products in a timely fashion may lead to decreased market share, decreased revenue and/or increased R&D costs and, consequently, may materially and adversely affect the results of the Group’s operations and financial condition. Failure to retain key talent or attract new talent The Group relies upon a number of key executives and employees who have an in-depth understanding of the consumer healthcare industry and the Group’s technologies, products, programmes, collaborative relationships and strategic goals. While the Group follows a disciplined, ongoing succession planning process and While the product ranges of the Group’s leading brands are manufactured by multiple sources, some of the Group’s products are currently primarily manufactured at a single location and the loss of the use of all or a portion of any of these manufacturing facilities or the loss of the use of, or capacity constraints at, key suppliers in relation to the Group’s other products could impact the Group’s ability to provide these products. In addition, the Group purchases certain raw and packaging materials from single-source suppliers or a limited number of suppliers and new suppliers may have to be qualified under industry, governmental and its own standards, which can require additional investment and take a significant period of time. Although the Group has contingency plans in place, such as dual sourcing programmes and alternative supply arrangements, those plans may not be sufficient to mitigate manufacturing or supplier interruptions, and the Group may also be limited in its ability to pass on any increases in the prices it charges for its products as a result of fixed-price supply agreements or hedging arrangements. A significant disruption to the manufacturing or sourcing of products or materials for any reason, including those mentioned above, could interrupt product supply and, if not remedied, could lead to litigation or regulatory action, product delistings by retailers, financial penalties, and reputational damage that could materially and adversely affect the Group’s business, results of operations and financial condition. Increasing dependence on key retail customers, changes in the policies of the Group’s retail customers, the emergence of alternative retail channels and the rapidly changing retail landscape The Group’s products are sold in a highly competitive global marketplace which has experienced increased trade concentration and the growing presence, in both traditional and digital operations, of large-scale retailers, including pharmacies, discounters and ecommerce retailers. The Group is increasingly dependent on certain retailers, and some of these retailers have and may continue to have greater bargaining strength than the Group does. For example, similar to its competitors, while the Group maintains relationships with a variety of significant retailers across its key markets, sales attributable to its top five largest retailers account for over half of the Group’s revenue in the US market. The Group’s large-scale retail customers, including pharmacies, may use their leverage to demand higher trade discounts, allowances, display fees or increased investment, which could lead to reduced sales or profitability. The loss of a key retailer or a significant reduction in sales to a key retailer could materially and adversely affect the Group’s business, prospects, results of operations and financial condition. The Group’s business might also be negatively affected by the growing presence and bargaining strength of customers who operate internationally and retail buying alliances (horizontal alliances of retailers, retail chains or entire retailer groups that cooperate in pooling their resources) and the enhanced leverage that such alliances possess. The Group has also been and may continue to be negatively affected by changes in the policies or practices of the Group’s retail trade and pharmacy customers, such as inventory de-stocking, limitations on access to shelf space, delisting of the Group’s products or environmental, sustainability, supply chain or packaging initiatives and other conditions. Group information continued Risk factors continued 194 Haleon Annual Report and Form 20-F 2024 Other information

Failure to respond effectively to the challenges raised by climate change and other sustainability and ESG matters Concern over climate change and social impacts has increased the focus on the sustainability of practices and products in the market and may result in new or additional legal and regulatory requirements to reduce or mitigate the effects of climate change on the environment and social impacts. Areas of focus relevant to the Group’s business include, among others, responsible sourcing and deforestation, the use of plastic, energy and water, the recyclability or recoverability of packaging, including single-use and other plastic packaging, and the use of certain materials, such as palm oil where the environmental or social impact of the material can attract scrutiny, as well as an increased focus on human rights due diligence. New or additional legal and regulatory requirements more stringent than the Group’s current legal and regulatory obligations and/or the Group’s existing practices and procedures, may require the Group to revise its operations and supply chain management. In addition, failure to appropriately prevent, mitigate or remediate negative human rights or environmental impacts across the Group’s sites and supply chain may result in supply chain disruption, regulatory breaches, and reputational consequences. New regulatory requirements may also require upgrades to our systems and processes for capturing ESG data, and compliant ESG reporting may therefore be dependent on those upgrades being in place and fully embedded. However, attitudes among governments toward ESG policies continue to evolve, with certain governments reducing or eliminating ESG targets and requirements, which may negatively impact the return on investments we have made and may make it more difficult to plan future investments, particularly if such policy changes result in a policy divergence among governments. There may also be financial impacts as governments implement taxation initiatives, such as extended producer responsibility taxes or carbon taxes, to help recover the cost of managing plastic waste and the impacts of climate change. There may also be reputational impacts, including related impacts such as product delistings with customers or loss of preference with consumers, investors, employees or other stakeholders, should the Group fail, or be perceived to fail, to meet either its publicly stated sustainability goals or community expectations in relation to sustainability initiatives. In addition, our approach to diversity, inclusion and equal opportunity in the workplace and ESG policies, may lead to scrutiny or reactions from stakeholders who may have differing or contradictory expectations related to the Company’s approach, which could impact our reputation and result in an adverse effect on the Group’s business, results of operations, cash flows and financial condition. For further information on the specific climate-related risks facing the Group, see Task Force on Climate-related Financial Disclosures, from page 24. All these developments may result in increased costs and disruption to the Group’s operations, and to loss of revenue, which could materially and adversely affect the Group’s business, results of operations, cash flows and financial condition. has succession plans in place for those individuals comprising our Board of Directors and our Executive Team (as set out on pages 59 to 63) (Senior Management) and other key executives, these do not guarantee that the services of qualified senior executives will continue to be available to the Group at all times. In addition, the Group’s business, prospects, results of operations and financial condition will depend on the Company’s ability to successfully manage any changes in Senior Management. Competition for such talent is intense, and there can be no assurance that the Group will be able to continue to attract and retain such talent. If the Group is unable to recruit, attract, integrate and retain talented, highly qualified Senior Management and other key people for any reason, the Group’s business, prospects, results of operations and financial condition could be materially and adversely affected. Damage to the Group’s reputation Maintaining the Group’s strong reputation and trust with consumers and customers globally is critical to selling the Group’s branded products. Negative publicity, posts or comments on social media about the Group, its products, the ways it does business, threatened or pending litigation or regulatory proceedings, its public policy engagement, environmental, social and governance practices, including as they relate to diversity, equality and inclusion, the health, safety and welfare of employees or other stakeholders, or relations with its employees, or regulatory infractions, violations of sanctions or anti-bribery rules, whether or not deserved, could jeopardise the Group’s reputation and/or expose it to adverse press and social media attention. Whether true or untrue, such negative publicity, posts or comments on social media could damage the Group’s brands and its reputation and/or lead to boycotts of its products. Moreover, the Group’s reputation could be harmed as a result of inappropriate use of its branded products being promoted on social media and any associated negative publicity. The Group’s reputation may also be adversely affected if third parties with whom the Group contracts (or an owner, acquirer or other related party of such), including its suppliers, manufacturers and customers, fail to maintain high ethical, social and environmental standards, comply with local laws and regulations or become subject to other negative events or adverse publicity. While the Group has policies and procedures for managing third-party relationships, it may not be possible to fully ensure that third parties adhere to the same standards and values as the Group or to replace third-party relationships in a timely and/or cost-effective manner. Counterfeiting is a common issue for successful brands and has been amplified by the growth of ecommerce. Although the Group has an anti-counterfeiting programme in place, third parties continue to sell counterfeit versions of the Group’s products. These counterfeits are inferior in quality to the genuine Group products and may pose safety risks to consumers. Consumers of the Group’s brands could confuse the Group’s products with or purchase these counterfeit products. The consumption of inferior quality products, which consumers believe to be genuine (and, in some instances, may cause consumer safety issues) could also damage the reputation of the Group and its brands and lead to a reduction in market share. Damage to the Group’s reputation or loss of consumer confidence in the Group’s products for these or any other reasons could materially and adversely affect the Group’s business, results of operations, cash flows and financial condition, as well as require resources to rebuild the Group’s reputation. Other Information Group information Haleon Annual Report and Form 20-F 2024 195

The Group may incur liabilities or be forced to recall products as a result of real or perceived product quality or other product-related issues Failure to comply with good manufacturing or good distribution practices and regulations, as well as other regulations in relation to product quality, throughout the Group’s in-house and contract manufacturing supply and distribution chains, could lead to product supply interruptions, product recalls or withdrawals, litigation and/or regulatory enforcement action and fines from regulators, despite employee training, promotion of a health and safety culture, and control measures and systems being in place that are designed to ensure that the safety and quality of the Group’s products is maintained. Additionally, products may be contaminated or tampered with during distribution or at stores. The Group is increasingly using new technology to enhance the manufacture and testing of its products, such as the deployment of new electronic documentation systems and advanced laboratory information management tools. Such technology is inherently susceptible to the threat of cyber-attacks which pose an ongoing risk to the integrity of product quality data and its audit trail. The Group also continues to be reliant on third parties and is continuing to undertake a global network rationalisation programme to reduce the number of manufacturing sites it uses, both of which are factors that may increase the risks to safe and timely supply of products. Product recalls or withdrawals arising as a result of real or perceived product quality, efficacy, safety, environmental or other product-related issues, whether initiated on a voluntary basis or otherwise, can result in a range of adverse consequences to the Group, including lost sales, the requirement to hold increased inventories of substitute products, the cost of re-formulations, damaged relationships with regulators, loss of market share to competitors, adverse publicity and reputational harm, in addition to the direct costs of implementing any recall. Furthermore, such product quality or other product-related issues also expose the Group to a significant risk of litigation, particularly product liability claims, and regulatory action (see Risks related to litigation, disputes and regulatory investigations, from page 199). Failure by the Group to manufacture its products in accordance with good manufacturing practices could have the potential to do significant damage to the Group’s reputation and materially and adversely affect the results of its operations and financial condition. In addition, if any of the Group’s competitors or customers supply faulty or contaminated products to the market, the Group’s industry could be negatively impacted, which in turn could have material adverse effects on the Group’s business. A cyber-security incident, data breach or a failure of a key information technology system The Group relies extensively on information technology systems (IT systems), including some which are managed, hosted, provided and/or used by third parties, including cloud-based service providers, and their vendors, in order to conduct its business. Although the Group has a broad array of information security measures in place, the Group’s IT systems, including those of third-party service providers with whom it has contracted, have been, and will likely continue to be, subject to computer viruses or other malicious codes, unauthorised access attempts, phishing and other cyber-attacks. The Group may not be able to sufficiently protect its intellectual property rights or avoid claims of infringement on the intellectual property rights of others The Group relies on various types of intellectual property rights such as trade marks, patents, copyrights and designs, whether registered or unregistered, as well as unpatented proprietary knowledge and trade secrets, to protect its business. However, these rights do not afford complete protection against third parties’ claims and infringements, for example, due to territorial limitations on intellectual property protections in certain markets in which the Group operates. Additionally, there can be no assurance that third parties will not independently develop knowledge and trade secrets that are similar to the Group’s, or develop products or brands that compete effectively with the Group’s products and brands without infringing, misusing or otherwise violating any of the Group’s intellectual property rights. The Group’s intellectual property rights may also be challenged in the future. In the event of such a challenge, the Group could incur significant costs to defend its intellectual property rights, even if it is ultimately successful. Additionally, there is a risk that the Group will not be able to obtain licences for the intellectual property rights necessary to support new product introductions and product innovations. The Group also uses intellectual property rights in-licensed from licensors. The Group’s licences to such intellectual property rights may not provide exclusive or unrestricted rights in all fields of use and in all territories in which the Group may wish to develop or commercialise its products in the future, may restrict its rights to offer certain products in certain markets, and may not grant the Group full control over the maintenance, protection, enforcement or use of such intellectual property rights, leaving the Group reliant on the licensors to conduct such activities. Further, the agreements under which the Group licenses intellectual property rights from others are complex, and the provisions of such agreements may be susceptible to multiple interpretations. As such, resolution of any dispute relating to such contracts may be costly, time-consuming and ultimately narrow the scope of the Group’s rights to the intellectual property being licensed, or increase what the Group believes to be its financial or other obligations under the relevant agreement. Infringement, misuse or other violation of any of the Group’s intellectual property rights, including by current or former employees, contractors or third parties, may dilute or diminish the value and goodwill of the Group’s brands and products in the marketplace, which could materially and adversely affect the Group’s results of operations and make it more difficult for the Group to maintain a strong market position, leading to a material and adverse effect on the Group’s business and results of operations. Group information continued Risk factors continued 196 Haleon Annual Report and Form 20-F 2024 Other information

The Group faces various risks related to pandemics, epidemics or similar widespread public health concerns A pandemic, epidemic or similar widespread health concern could have a variety of impacts on the Group’s business, results of operations, cash flows and financial condition, including: effects on the health, safety and wellbeing of the Group’s employees, including key employees; volatility in the demand and sales for and availability of the Group’s products (including, for example, a decrease in demand for Theraflu due to a particularly weaker cold and flu season); changes in regulatory policy, including restrictions on sales of certain products; disruptions to the Group’s global supply chain, operations and efficiency due to, among other things, the availability of raw materials or manufacturing components, logistics challenges, travel restrictions, absenteeism or ‘stay-at-home’ orders or similar mandates resulting in many individuals substantially restricting daily activities and businesses curtailing or ceasing normal operations; failure of third parties on which the Group relies to meet their obligations to the Group, or significant disruptions in their ability to do so; disruptions and volatility in the global capital markets, which may increase the cost of capital and/or adversely impact the Group’s access to capital; and/or volatility in foreign exchange rates. Despite the Group’s efforts to manage these impacts, their ultimate impact also depends on factors beyond the Group’s knowledge or control, including the duration, severity and geographic scope of an outbreak, the availability, widespread distribution and use of safe and effective vaccines and the actions taken to contain its spread and mitigate its public health and economic effects. The Group may not successfully acquire and integrate other businesses, license rights to technologies or products, form and manage alliances, or divest businesses The Group may decide in the future to pursue acquisitions, technology licensing arrangements, strategic alliances or divestitures as part of its business strategy. The Group may not complete these transactions in a timely manner, on a cost-effective basis or at all. In addition, the Group may be subject to regulatory constraints or limitations or other unforeseen factors that prevent it from realising the expected benefits of such transactions. Even if the Group is successful in completing an acquisition, the products, intellectual property and technologies that are acquired or in-licensed may not be successful or may require significantly greater resources and investments than originally anticipated. The Group may be unable to integrate acquisitions successfully into its existing business, and the Group may be unable to achieve expected operating margin improvements, synergies or efficiencies. The Group could also incur or assume significant debt and unknown or contingent liabilities in connection with acquisitions. For disposals where an earn out arrangement is part of the consideration, the criteria for payment may not be reached (in whole or in part) and the Group may realise less than anticipated. Where support is offered to a purchaser under a transitional services agreement or similar, the costs of providing that support may be higher than anticipated. The Group’s reported operating results could be negatively affected by acquisition or disposition-related charges, amortisation of expenses related to intangibles and charges for impairment of long-term assets. The Group may be subject to litigation in connection with, or as a result of, acquisitions, dispositions, licences or other alliances and the Group may be liable for future or existing litigation and claims related to the Cyber-attacks and other cyber incidents are occurring more frequently, are constantly evolving in nature, are becoming more sophisticated and are being made by groups, individuals and nation states with a wide range of expertise and motives. While the Group has implemented systems, monitoring and training to prevent cyber-attacks and other cyber incidents from being successful, the Group cannot guarantee that its security efforts will protect against incidents, breaches or breakdowns of its, or its third-party service providers’, IT systems since the techniques used in these attacks change frequently and may be difficult to detect for periods of time, and so such cyber-attacks may from time to time succeed. In addition, the Group cannot guarantee that it or its third-party service providers’ response to any such incidents will fully remedy the extent of the damage caused by these incidents. Although the Group has policies and procedures in place to ensure that all personal information collected by it or its third-party service providers is securely maintained, data incidents or breaches due to human error or intentional or unintentional conduct may still occur in future. Furthermore, the Group periodically upgrades its IT systems or adopts new technologies. If such an upgrade or new technology does not function as designed, does not go as planned or increases the Group’s exposure to a cyber-attack or cyber incident, it may adversely impact the Group’s business, including its ability to ship products to customers, issue invoices and process payments or order raw and packaging materials. If the Group were to suffer a significant loss or disclosure of confidential business or stakeholder information as a result of a breach of its IT systems, including those of third-party service providers with whom it has contracted, or otherwise, the Group may suffer reputational, competitive and/or business harm, incur significant costs and be subject to government investigations, litigation, fines and/or damages, which may materially and adversely impact the Group’s business, prospects, results of operations and financial condition. While the Group has disaster recovery and business continuity plans in place, if its IT systems were damaged, breached or were to cease to function properly for any reason or if it does not effectively resolve such issues on a timely basis, the Group may suffer interruptions in its ability to manage or conduct business as well as reputational harm, and may be subject to governmental investigations and litigation, any of which may materially and adversely impact the Group’s business, prospects, results of operations and financial condition. The Group relies on third parties in many aspects of its business Due to the scale and scope of the Group’s business, the Group relies on relationships with third parties, including its suppliers, contract manufacturers, distributors, contractors, commercial banks, joint venture partners and external business partners, for route to market and for certain administrative and other functions. If the Group is unable to effectively manage and maintain its third-party relationships, including its contractual arrangements, if such third parties fail to meet their obligations to the Group or if there are substantial disruptions in the relationships between the Group and third parties, the Group’s results of operations could be adversely impacted. Third-party relationships inherently involve the Group holding a lesser degree of control over business operations, and compliance with laws, regulations and Group policies and practices than is available for the Group’s own operations and compliance. As such, the Group’s financial, reputational, operational and legal risk is potentially increased, including in respect of health and safety, environmental, social and governance issues, modern slavery, and anti-bribery and corruption. Other Information Group information Haleon Annual Report and Form 20-F 2024 197

Risks relating to changes in law and the political and economic environment, regulation and legislation The Group’s business is subject to legal and regulatory risks in all the markets in which it operates The risks apply to most aspects of the Group’s products, including their development, ingredients, formulation, manufacture, packaging content, labelling, storage, transportation, distribution, export, import, advertising, promotion beyond therapeutic indications, sale and environmental impact. Many different governmental and regulatory authorities in the Group’s markets regulate and have jurisdiction over different aspects of the Group’s business activities including licensing of the Group’s activities. Those regulations or their interpretation may change. In addition, the Group’s selling practices are regulated by competition law authorities in the UK, as well as in the EU, the US and other markets. In China, where the Group has significant sales and operations, OTC, medical devices, and registered health products face stringent regulatory scrutiny. Government authorities are increasingly enforcing medicines’ quality, safety standards and ensuring compliance with fair competition rules in marketing and distribution. These affect both new and existing products and our business operations in China. There is a risk that commercialisation of certain products of the Group may be restricted in China if the Group is unable to comply with these regulatory requirements. Because of the Group’s extensive international operations, the Group could be materially and adversely affected by violations of worldwide anti-bribery laws, including those that prohibit companies and their intermediaries from making improper payments to government officials or other third parties for the purpose of obtaining or retaining business, such as the US Foreign Corrupt Practices Act, the UK Bribery Act 2010, UK Economic Crime and Corporate Transparency Act and other laws that prohibit commercial bribery. Additionally, in certain jurisdictions, the Group’s engagement with Health Professionals and other external leaders is subject to applicable restrictions. While the Group’s policies mandate compliance with such laws, the Group cannot provide assurance that the Group’s internal control policies and procedures will always protect the Group from reckless or criminal acts committed by its employees, joint venture partners or agents. Similarly, due to the Group’s international operations, the Group could also be materially and adversely affected by any violations of international sanctions laws, which continue to evolve in response to geopolitical events (see also The Group’s business may be impacted by the effects of regional and local conflicts, on page 200). While it is the Group’s policy to comply with all legal and regulatory requirements applicable to the Group’s business, there can be no guarantee that the Group will always achieve full compliance and a finding that the Group is in violation of, or out of compliance with, applicable laws or regulations could subject the Group to additional costs of compliance or to civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions. Even if a claim is unsuccessful, is without merit or is not fully pursued, the Group may incur costs in responding to such a claim and negative publicity surrounding such assertions regarding the Group’s products, processes or practices. acquired business, disposition, licence or other alliance because either the Group is not indemnified for such claims or the scope or availability of indemnification is limited. These effects could cause the Group to incur significant expenses and could materially and adversely affect the Group’s business, results of operations and financial condition. Risks relating to the Group’s leverage and debt service obligations The Group has leverage that is broadly consistent with its longer-term strategy and has significant debt service obligations. The Group’s longer-term strategy to operate at a leverage of around 2.5x net debt/adjusted EBITDA may not be successful. The Group’s outstanding financial indebtedness as at 31 December 2024 is set out in Note 19 to the Consolidated Financial Statements. The degree to which the Group is leveraged could have important consequences for the Group’s business, including, but not limited to: increasing the Group’s vulnerability to, and reducing its flexibility to respond to, a downturn in the Group’s business or general adverse economic and industry conditions; limiting the Group’s ability to obtain additional financing in the longer term; requiring the dedication of a substantial portion of the Group’s cash flow from operations to the payment of interest on the Group’s indebtedness and the repayment of principal, thereby reducing the availability of such cash flow to fund capital expenditures, dividends, joint ventures, acquisitions or other general corporate purposes; increasing the cost of future borrowings for the Group; a downgrade in the Group’s credit rating, which may, in turn, increase the cost of the Group’s financing arrangements and make it difficult for the Group to access financing on commercially acceptable terms or at all; limiting the Group’s flexibility in planning for, or reacting to, changes in the Group’s business and the competitive environment and the industry in which it operates; and placing the Group at a competitive disadvantage as compared to some of its competitors, to the extent that they are not as highly leveraged. Any of these or other consequences or events could have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, the Group may incur substantial additional indebtedness in the future. The covenants in existing financing instruments do not fully prohibit the Company or its subsidiaries from incurring more indebtedness. If new debt is added to the Group’s debt levels, the risks that it faces could intensify. The incurrence of additional indebtedness would increase the leverage-related risks described herein and would increase the risk of a downgrade in the Group’s credit rating. Goodwill and indefinite life intangible assets are a material component of the Group’s balance sheet and may be subject to impairments The Group has recorded a significant amount of goodwill and indefinite-life intangible assets on its balance sheet as set out in Note 14 to the Consolidated Financial Statements. The Group tests the carrying values of goodwill and indefinite life intangible assets for impairment at least annually and whenever events or circumstances indicate the carrying value may not be recoverable. The estimates and assumptions about future results of operations and cash flows made in connection with impairment testing could differ from future actual results of operations and cash flows. Any resulting impairment charge, although non-cash, could have a material adverse effect on the Group’s results of operations and financial condition. Group information continued Risk factors continued 198 Haleon Annual Report and Form 20-F 2024 Other information

Relatedly, the Group is also subject to risks arising from increases of interest rates in many markets around the world. In particular, the Group has obligations under financial instruments that bear interest at floating rates, and borrowings under the Group’s bank financing facilities (see Note 25 to the Consolidated Financial Statements, from page 157). Sustained elevated interest rates may in future increase the Group’s interest expenses associated with these and future debt obligations and thereby reduce cash flow available for other purposes. Any hedging arrangements entered into by the Group to offset this risk may prove not to be fully effective or available on terms that are acceptable to the Group. Risks related to litigation, disputes and regulatory investigations The Group is, and may in the future be, subject to legal proceedings, disputes and regulatory and governmental investigations in various contexts, including consumer fraud actions, competitor and regulatory challenges to product and marketing claims, competition law investigations, product liability and quality claims, human resources claims, contractual disputes and other disputes or claims arising in the ordinary course of its business operations. These legal actions, disputes and investigations may relate to aspects of the Group’s businesses and operations that are specific to the Group, or that are common to companies that operate in the Group’s markets, and this risk may be enhanced in circumstances where the Group is operating in new markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by the Group, and may be class actions. Further information on legal proceedings impacting the Group are detailed in Note 22 to the Consolidated Financial Statements, on page 153. In connection with acquisitions, disposals or other transactions, the Group may enter into contractual arrangements pursuant to which the Group may become exposed to litigation risk despite not being a party to proceedings in relation to which the indemnities may be implicated. In connection with the separation as further set out below under ‘The Group has indemnification obligations in favour of the GSK Group and the Pfizer Group, which could be significant’, in 2022, GSK and Pfizer have each served the Group with notice of potential claims for indemnification relating to OTC Zantac, the outcome of which claims is currently uncertain. The Group has rejected both GSK’s and Pfizer’s requests for indemnification on the basis that the scope of the indemnities set out in the joint venture agreement only covers the consumer healthcare businesses of GSK and Pfizer when the Consumer Healthcare JV was formed in 2018. Given the large or indeterminate amounts of damages sometimes sought by claimants, other sanctions that might be imposed (including the Group no longer being able to use key claims) and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome to any litigation, dispute, government or regulatory investigation could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. The Group has made provisions for legal disputes and matters, including amounts relating to legal and administrative proceedings, which we believe are reasonably possible (but not probable) to be realised. Given the inherent uncertainty of litigation, it is possible that we might incur additional liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to be reasonably possible. Details of these contingencies are included within Other provisions as set out in Note 21 to the Consolidated Financial Statements, on page 153. The Group faces risks relating to the regulation and perception of the ingredients it uses in its products Regulatory bodies and consumer groups may, from time to time, request or conduct reviews of the use of certain ingredients that are used in manufacturing the Group’s products. If the result of such reviews is an inability to use, or restrictions on the use of, certain ingredients and/or any requirement for remedial action, the Group may incur significant additional costs and/or need to invest substantial resources to make formulation adjustments to its products. Additionally, the Group may be adversely affected by the findings and any remedial actions resulting from the EU’s ongoing investigations into the impact of pharmaceuticals in the environment. While the Group monitors and seeks to respond to and address the impact of any emerging regulatory and legislative developments, new or more stringent ingredient legislation could have a negative impact on the Group’s business, undermine the Group’s reputation and goodwill and affect consumer demand or trade customer demand for products containing such ingredients. If the Group voluntarily removes, or is required to remove, certain ingredients from its products, it may not be able to develop an alternative formulation, successfully modify its existing products or obtain necessary regulatory approvals on a timely basis, or at all, which could materially and adversely impact the Group’s business, prospects, financial condition and results of operations. The Group’s business is subject to market fluctuations and general economic conditions, including inflationary pressures and increased interest rates Uncertainty, fluctuations or negative trends in the international economic climate have had and could continue to have a material adverse effect on the Group’s business and profitability. There will be market fluctuations and economic factors that will be beyond the Group’s control, but that will have the potential to materially and adversely affect its business, revenue, financial condition and operating results. Such factors include: (i) inflation (including hyperinflation) or deflation; (ii) changes in government, fiscal and monetary policies; (iii) changes in the financial standing of the Group’s customers, suppliers and consumers, including levels of employment, real disposable income, salaries and wage rates; (iv) consumer confidence and consumer perception of economic conditions; (v) retailers’ perception of consumer spending habits; (vi) technological change; (vii) exposure to possibly adverse governmental or regulatory actions in countries where the Group operates or conducts business; (viii) levels of volatility in global markets; (ix) exposure to the effects of economic sanctions or other restrictive economic measures as a result of the Group’s global presence; and (x) any change or development in global, national or regional economic and political conditions. For example, the Group is exposed to inflationary pressures and commodity prices, which generally affect the Group through their impact on payroll and supply costs (including freight). Whilst the Group may increase product prices in order to mitigate the impact of inflation, competitive pressures may constrain the Group’s ability to fully recover any increased costs in this way, and so the Group may remain subject to market risk with respect to inflationary pressures and increases in commodity prices. In addition, the Group’s initiatives to offset headwinds from inflation (including hyperinflation in a limited number of markets) in input prices and commodities, including forward buying, value engineering and alternative supply arrangements, may not be sufficient to mitigate these risks. Other Information Group information Haleon Annual Report and Form 20-F 2024 199

The Group faces risks including but not limited to: — Disruption to the Group’s business operations, including adverse impacts on its employees and on its revenue derived in regions involved in conflict. — Foreign exchange risk relating to its revenues denominated in relevant currencies. For example, the Group generates revenue from sales of its products in Russia in Russian Rubles, and denominates its significant costs in other currencies, such as Pound Sterling, Euro and USD. Sanctions against Russia have increased volatility in the value of the Russian Ruble, which may affect the results of the Group’s operations in Russia as the relative value between its derived revenues and incurred costs fluctuates. The Group may not be able to offset any devaluation of such currencies through increased prices of its products. In addition, the imposition of exchange controls may limit the Group’s ability to repatriate profits from its operations in relevant countries. — Reduced demand for the Group’s products which exposes the Group to increased counterparty risk in relation to customers and receivables from customers. — Compliance with global sanctions regimes, and possible counter measures imposed in response, many of which are evolving rapidly and are increasingly complex to operate within. — Potential litigation risk from the Group’s counterparties seeking to assert their rights for payments that are unable to be made by the Group because of sanctions imposed on counterparties or financial institutions. — Reputational risks associated with the Group’s continued presence in certain markets. Negative publicity surrounding the Group’s continued presence and/or supply of products in countries involved in conflict could damage the Group’s brands and its reputation, lead to boycotts of its products outside the conflict region and/or have consequences on the continuation of operations and/or sales, including a determination by the Group to discontinue all sales in such countries. — As part of the Russian Government’s indicated plans to seize the assets of western companies leaving Russia, in the event that the Group discontinues its Russian operations, the potential (i) nationalisation of the Group’s Russian assets, (ii) devaluing of the Group’s Russian patents and trademarks and (iii) introduction of restrictions on, or imposition of unfavourable terms in respect of, payments made from Russia or relating to assets in Russia. The impact of conflict remains highly uncertain and there may be additional risks to the Group arising out of or relating to the current conflicts and escalating military conflicts globally, which could also have a material adverse effect on the Group’s business. Failure to comply with regulation regarding the use of personal data The Group is subject to regulations in the jurisdictions in which it operates regarding the use of personal data. The Group collects and processes personal data from its consumers, customers, business contacts and employees as part of the operation of its business, and therefore it must comply with data protection and privacy laws. Those laws generally impose certain requirements on the Group in respect of the collection, retention, use and processing of such personal information. Notwithstanding its efforts, the Group is exposed to the risk that this data could be wrongfully appropriated, lost, disclosed, retained, stolen or processed in breach of data protection laws. EU GDPR and the UK GDPR as well as the increased data protection regulation in other jurisdictions, such as China, Russia and the US, introduced the potential for significant new levels of fines for non-compliance based on turnover. As part of its The Group faces risks associated with significant international operations The Group operates on a global basis. While geographic diversity helps to reduce the Group’s exposure to risks in any one country or part of the world, it also means that the Group faces risks associated with significant international operations, including, but not limited to: exchange rate risks; regulatory limits on the import and export of products, or repatriation of earnings (including exchange and export/import controls); political or economic instability, geopolitical events and rising geopolitical trade tensions as well as social or labour unrest; foreign ownership and investment restrictions and the potential for nationalisation or expropriation of property or other resources; changes to trade policies and agreements and other foreign or domestic legal and regulatory requirements, including those resulting in potentially adverse tax consequences or the imposition of and/or the increase in onerous trade restrictions, tariffs and/or price controls (including requirements to exclusively utilise local manufacturing); and changes to labour laws, travel or immigration restrictions. Any or all of the foregoing risks could adversely impact consumer confidence, affect the Group’s product mix and/or have a significant impact on the Group’s ability to sell its products on a competitive basis in international markets and may materially and adversely affect its business, prospects, results of operations and financial condition. Volatility in material and other costs could materially and adversely impact the Group’s profitability Increases in the costs of and/or a reduction in the availability of materials, including active pharmaceutical ingredients and excipients and raw and packaging material commodities, as well as labour, energy, logistics and other necessary services, such as those seen during the COVID-19 pandemic and in relation to inflationary pressures, may adversely affect the Group’s profit margins. If material and other cost increases continue in the future, the Group may be unable to pass along such higher costs in the form of price increases, achieve cost efficiencies, or otherwise manage the exposure through sourcing strategies, ongoing productivity initiatives and the potential use of commodity hedging contracts. Sustained price increases may lead to declines in sales volumes as competitors may not adjust their prices or consumers may decide not to pay higher prices, which could lead to sales declines and loss of market share and could materially and adversely affect the Group’s business, results of operations and financial condition. The Group’s business may be impacted by the effects of regional and local conflicts The Group monitors the effects of regional and local conflicts. However, the broader economic consequences of Russia’s invasion of Ukraine and other recent regional conflicts, including in the Middle East, continue to be difficult to predict, and the ongoing global geopolitical and economic instability related to the actions of governments relating thereto (including sanctions measures), the effects of which include (but are not limited to) changes in commodity, freight, logistics and input costs, could continue to adversely impact the Group’s business and/or the trading prices of its securities. Group information continued Risk factors continued 200 Haleon Annual Report and Form 20-F 2024 Other information

Changes in the tax systems of the countries in which the Group operates could adversely affect the Group’s financial condition and results of operations Many countries, including the ones in which the Group operates, change their tax laws from time to time, including by legislation, regulation, administrative practice, judicial action or entering into or amending tax treaties. The Group’s financial condition and results of operations may be adversely affected by such changes. For example, the Organisation for Economic Co-operation and Development’s base erosion and profit shifting project and Pillar Two regime, which is focused on establishing a global minimum corporate taxation rate, has caused or is anticipated to cause changes in the tax laws of many countries in which the Group operates. Similarly, the US Government routinely proposes changes to US tax laws, and such changes, including any expansion of the scope of the US anti-inversion rules, could also adversely affect the Group’s tax profile. Risks relating to separation of its business from GSK The Group has indemnification obligations in favour of the GSK Group and the Pfizer Group, which could be significant The Group, GSK, and Pfizer, entered into the Pfizer Stock and Asset Purchase Agreement (Pfizer SAPA) on 19 December 2018 pursuant to which the Group, GSK, and Pfizer agreed to form a new global consumer healthcare joint venture. The Pfizer SAPA, as amended from time to time, including by the Pfizer SAPA Amendment Agreement, contains certain cross indemnities among the Group, the GSK Group and the Pfizer Group. Among other provisions, the Group is required to indemnify the GSK Group and Pfizer Group in respect of ‘Purchaser Liabilities’ and ‘Assumed Liabilities.’ GSK and Pfizer have each served the Group with notice of potential claims under the relevant indemnification provisions in the Pfizer SAPA in relation to possible liabilities connected with OTC Zantac which the Group has rejected (see Legal proceedings in Note 22 to the Consolidated Financial Statements, on page 153). It is not possible, at this stage, to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate what liability (if any) the Group may have to GSK and/or Pfizer under the relevant indemnities. In addition, the Company, GSK and Pfizer, among others, entered into a tax covenant on 1 June 2022, which has been effective from the time of the Demerger (the Tax Covenant). Subject to certain financial and other customary limitations, the Tax Covenant contains certain indemnities in respect of taxation given from GSK and Pfizer to the Company (and vice versa) where it has been agreed that such taxes are properly allocable to the indemnifying party. If any amounts payable by the Group under these indemnities (or additional taxes imposed on the Group that are not indemnified by GSK and/or Pfizer under the Tax Covenant) are substantial, this could have a material adverse effect on the financial condition, results of operations and/or prospects of the Group. The Tax Covenant will restrict the Company’s ability to engage in certain transactions The Tax Covenant imposes certain restrictions on the Company which largely fell away from July 2024. However, certain restrictions remain in place. Although the Company does not currently anticipate that these restrictions would have a material adverse impact on the Company, these restrictions may reduce the Company’s ability to engage in certain business transactions that otherwise might be advantageous, until such restrictions fall away. ongoing compliance with applicable requirements, the Group may be required to expend significant capital or other resources and/ or modify its operations to meet such requirements, any or a combination of which could have a material adverse effect on the Group’s business, financial condition and financial results, or otherwise harm its reputation. The Group is exposed to risks relating to fluctuations in currency exchange rates and related hedging activities The Group operates internationally and holds assets, incurs liabilities, generates sales and pays expenses in a variety of currencies other than Pound Sterling (the currency in which it reports its financial results). The most significant foreign currency exposures are to the USD, Euro, Swiss Franc and Chinese Renminbi, including $7,651m of USD-denominated bonds, €3,073m of Euro-denominated bonds as well as a long-term loan of CNY2,679m incurred by the Group as at 31 December 2024. Fluctuations in exchange rates for foreign currencies have reduced and could continue to reduce the Pound Sterling value of sales, earnings and cash flows the Group receives from markets outside the UK, increase its supply costs (as measured in Pound Sterling) in those markets, negatively impact its competitiveness in those markets or otherwise materially and adversely impact its business or financial condition. The Group aims to manage this risk through hedging where possible and practical; however, such hedging activities may be ineffective or may not offset more than a portion of the adverse financial effect resulting from variations to such rates. The Group is also exposed to counterparty credit (or repayment) risk under hedging contracts. To the extent any hedging activities of the Group are wholly or partially ineffective, or to the extent a hedging counterparty fails to meet its obligations under any hedging agreement, this could result in losses which could have a material adverse effect on the Group’s business, results of operations and financial condition. Determinations made by the Group with respect to the application of tax law may result in challenges from or disputes with tax authorities which result in the payment of additional amounts for tax The worldwide nature of the Group’s operations means that the Group is subject to the tax laws in each country in which it operates. Given tax laws are complex and are subject to interpretation by Haleon and the relevant fiscal authorities, there may be occasions where Haleon’s tax filing position is subject to challenge and/or there is a risk of double taxation. Additionally, the Group is subject to many different forms of taxation within any given jurisdiction in which it operates (including, but not limited to, corporate income taxes, capital gains taxes on direct or indirect transfers of ownership, stamp duty and similar transfer taxes, value added taxes, property taxes and social security and other payroll taxes). The global tax environment across all taxes continues to change rapidly creating further complexity and uncertainty. This means that the Group may be subject to domestic and cross-border tax authority disputes in the future, which could result in the payment of additional amounts of tax. Such potential disputes and the resulting payment obligations could have a material adverse effect on the Group’s business, results of operations and financial condition. At 31 December 2024, the Group had recognised provisions of £124 million in respect of uncertain tax positions. Other Information Group information Haleon Annual Report and Form 20-F 2024 201

Group information continued Fees and charges payable by ADR holders The Company’s American Depositary Receipt (ADR) programme is administered by J.P. Morgan Chase Bank, N.A. (the Depositary), as the Depositary. The holder of an ADR may have to pay the following fees and charges to the Depositary in connection with ownership of the ADR: Category Depositary actions Associated fee or charge Depositing or substituting the underlying shares Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of: (i) share distributions, stock splits, rights, mergers or (ii) exchange of securities or any other transactions or event or other distribution affecting the ADSs or the deposited securities. Up to $5.00 for each 100 ADSs (or portion thereof) issued or delivered (as the case may be). Receiving or distributing dividends Distribution of cash/stock dividends. $0.05 or less per ADS. Selling or exercising rights Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities. Up to $5.00 for each 100 ADSs (or portion thereof). Withdrawing, cancelling or reducing an underlying security Surrendering ADSs for cancellation and withdrawal of deposited property. Up to $5.00 for each 100 ADSs (or portion thereof) surrendered or cancelled (as the case may be). Transferring, combination or split-up of receipts Not applicable. Not applicable. General depositary services, particularly those charged on an annual basis1 Other services performed by the Depositary in administering the ADRs. A fee of $0.05 or less per ADS per calendar year held on the applicable record date(s) established by the Depositary. Fees and expenses of the Depositary Fees and expenses incurred by the Depositary or the Depositary’s agents on behalf of holders, including in connection with: (i) stock transfer or other taxes and other governmental charges, (ii) cancellation transaction fees and delivery expenses, (iii), transfer or registration expenses in connection with the deposit and withdrawal of deposited securities, (iv) expenses in connection with the conversion of foreign currency into US Dollars (which are paid out of such foreign currency); (v) cable, telex, facsimile transmission/delivery and (vi) any other charge payable by the ADR Depositary or its agents. As incurred by the Depositary. 1 With effect from 6 December 2022, Haleon agreed that the Depositary could charge an administration fee of $0.03 per ADR annually. Direct and indirect payments by the Depositary The Depositary anticipates reimbursing Haleon for certain expenses incurred by it that are related to the establishment and maintenance of the ADR programme upon such terms and conditions as Haleon and the Depositary may agree from time to time. The Depositary may make available to Haleon a set amount or a portion of the Depositary fees charged in respect of the ADR programme or otherwise upon such terms and conditions as Haleon and the Depositary may agree from time to time. In respect of the year ended 31 December 2024, the Depositary made payments of approximately $14.1m. Under certain circumstances, including removal of the Depositary or termination of the ADR programme by Haleon, Haleon is required to repay certain amounts paid to it and to compensate the Depositary for payments made or services provided on behalf of Haleon. Description of securities other than equity securities 202 Haleon Annual Report and Form 20-F 2024 Other information

The non-voting preference shares rank pari passu with all other non-voting preference shares and have preferential dividend rights ahead of the ordinary shares, entitling holders to quarterly cumulative dividends at a fixed rate of 9.5% per annum for five years from the date of the issue, following which the rate shall be reset for each subsequent period of five consecutive years at the rate equal to the Bank of England base rate prevailing at the time of reset plus 7.5%. Dividends on the non-voting preference shares which have become payable are required to be paid in full before any repurchases or distributions can be made with respect to the ordinary shares. Any dividend unclaimed after a period of six years from the date it was declared or became due for payment is forfeited and reverts to the Company unless the Board decides otherwise. The Board may decide how dividends or other money payable in cash relating to a share are paid. If shareholders fail to provide the necessary details to enable payment, or if payment cannot be made using the details provided by the shareholder, the dividend or other amount payable will be treated as unclaimed. Rights on a winding up The non-voting preference shares carry preferential rights to participate in a distribution of capital in the event of insolvency (including on a winding-up) up to an amount equal to their nominal value plus accrued dividend and any arrears or deficiency in amount of the cumulative dividend. The ordinary shares do not carry any rights to participate in a capital distribution (including on a liquidation) other than those that exist as a matter of law. Under the Companies Act, upon a liquidation, after the claims of creditors have been satisfied and subject to any special rights attaching to any other class of shares in the Company (including the non-voting preference shares), surplus assets (if any) are distributed among the shareholders in proportion to the number and nominal amounts of their ordinary shares. Redemption of non-voting preference shares Each non-voting preference share is redeemable in whole at the option of the Company or each relevant shareholder in respect of its entire holding on any date falling not less than five years after the date on which that share was issued or, if earlier, on the Company undergoing a change of control. General meetings The Company is required to give at least 21 days’ notice of a general meeting unless a special resolution reducing the period to not less than 14 days has been passed at the immediately preceding AGM. The Board may decide to allow persons entitled to attend and participate in a general meeting to do so by simultaneous attendance and participation by means of an electronic facility with no member necessarily in physical attendance at the electronic meeting, and to permit Directors or others to attend and speak, and the chair of the meeting to preside, by electronic means. Shareholders present in person or by proxy by means of such electronic facility will be counted in the quorum for, and be entitled to participate in, the relevant general meeting. The Articles of Association, adopted on 31 May 2022, contain (amongst others) provisions to the following effect. Any amendment requires the approval of shareholders by a special resolution at a general meeting. The Company’s objects are unrestricted. Directors The Board has the authority to manage the business of the Company, for example, through powers to issue and repurchase its shares, subject where required to shareholder resolutions. Subject to certain exceptions, the Directors do not have power to vote at Board meetings on matters in which they have a material interest. The Company by ordinary resolution, or the Board, may appoint any person permitted by law to do so and willing to act to be a Director. In addition to any power of removal under legislation, the Company may by special resolution remove a Director before the expiration of their period of office and may (subject to the Articles) by ordinary resolution appoint another person as a Director in their place. All Directors must retire from office at the AGM each year and may offer themselves for re-election. Rights and restrictions The liability of shareholders is limited to the amount, if any, unpaid on the ordinary shares held by them. Subject to any rights attached to existing shares, the Company may issue (i) shares with such rights and restrictions as the Company may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the Board may decide and (ii) redeemable shares, and the Board may determine the terms and conditions applied to shares so issued. Such rights, restrictions, terms and conditions apply to the relevant shares as if they were set out in the Articles. Shareholders are entitled to vote at a general meeting or class meeting on a poll. Any resolution put to a vote at a general meeting of the Company shall be decided on a poll. The Companies Act and the Articles provide that on a poll every shareholder has one vote per ordinary share held and a shareholder may vote in person or by one or more proxies. The proxies appointed by them taken together have the same voting rights as the shareholder could exercise in person. In the case of joint holders, the vote of the senior who tenders a vote is accepted to the exclusion of the votes of the other joint holders and seniority is determined by the order in which the names stand in the register. Non-voting preference shares do not confer any right to vote at a general meeting. Non-voting preference shareholders are, however, entitled to vote at any class meeting of non-voting preference shareholders. A shareholder is not entitled to vote any share held by them at any general or class meeting if any call or other sum then payable remains unpaid or if that shareholder has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Act. Dividends The Company may by ordinary resolution declare dividends not exceeding the amount recommended by the Board. Subject to the Companies Act, the Board may pay dividends whenever the financial position of the Company, in the opinion of the Board, justifies its payment. Articles of Association Other Information Group information Haleon Annual Report and Form 20-F 2024 203

Restrictions in respect of designated persons The Company can apply restrictions and take certain actions in relation to its shares where the Company believes the holder is or may be designated as a sanctioned person by certain authorities (including the UK, US, EU or any respective governmental institutions) or where it would be unlawful by virtue of any applicable sanctions laws. Impact of regulation The Group’s activities are subject to regulations on a local and international level that impact the Group’s activities. The majority of the Group’s products can be categorised according to four principal regulatory classifications: OTC medicines; medical devices; foods; and cosmetics. Each is subject to regulatory regimes that restrict research, development, manufacturing, testing, marketing and sale of the Group’s products, and the process of obtaining regulatory approvals and ongoing compliance with applicable laws, regulations and other requirements necessitates the expenditure of substantial time and financial resources, which can increase the cost and complexity of the Group’s business (see, for example, The Group may not be able to develop and commercialise new products effectively in the Risk Factors section on page 194). In the US, the FDA is our principal regulator and we must also comply with regulations promulgated by other federal and state authorities. In the EU, the regulatory system is based on a network of national competent authorities in the European Economic Area, working together with the European Medicines Agency and the European Commission. In China, the National Medical Products Administration (and affiliated institutions) is the primary regulator supervising and regulating drugs, medical devices and cosmetics. — OTC medicines. OTC medicines are regulated according to guidelines and standards published by the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use. The requirements govern, among other things, pre-clinical and clinical testing, pre- and post-marketing approval, production, distribution, import, export, and advertising. Failure to comply can result in recalls, seizures, injunctions, refusal or withdrawal of approval of products, fines or criminal prosecution. — Medical devices. All medical devices must satisfy safety and performance, quality system (some low-risk devices may be exempt) and labelling requirements, with the degree of regulatory scrutiny increasing with the potential risks of the medical device. Regulatory controls on medical devices, including pre-market authorisation requirements, may require the provision of stringent supporting material, including (among other things) independent external audits of the manufacturer’s quality systems, independent external review of the technical data and documentation of relevant clinical evidence to support the manufacturer’s claims. — Food. Most food products do not require pre-market authorisation, although specific categories (such as food supplements, foods for special medical purposes or dietary supplements) may require notification of sale to regulators. In some countries, such as China, products classified as functional health foods require a formal pre-market review and registration. Products in this category are subject to strict quality and safety standards, including for packaging and product composition. Group information continued Articles of Association continued — Cosmetics. Cosmetics can be classified differently by territory: a cosmetic in one country may be classified as a medicine, or even a medical device, in another country (e.g., fluoride toothpaste is a cosmetic in the EU and a drug in the US). Some countries require pre-market approval involving the provision of safety assessments, manufacturing data and raw material functionality, while other countries require no registration. Additional laws, regulations and other requirements materially relevant to the Group’s business include: — Claims and labelling. The labelling and advertising for all product classifications which the Group markets is subject to applicable laws in markets in which the Group operates, which may specify text format and the order of information, require specific information and statements, and restrict misleading, unfair or unsubstantiated claims in advertisements and on labels. Regulatory authorities may take enforcement action against businesses which fail to comply with relevant rules. — Pricing. The Group’s activities are also subject to price control laws and regulations in some of the markets in which it operates. For example, in China, in respect of medicines (both Rx and OTC) in the hospital channel, the government regulates prices through a centralised procurement mechanism, medical insurance reimbursement standards and strengthened regulation of medical and pricing practices. — Consumer safety and quality. The Group is subject to vigilance regulations designed to ensure the safety of its products, whether in the development pipeline, already approved, or post-launch. These regulations require the collection, detection, assessment, monitoring and prevention of adverse events/ undesirable effects, through (among other things) inspection by health authorities, reporting of serious safety events, and preparation of periodic safety reports. The Group is also subject to quality regulations that apply to innovation, manufacturing practices, testing, marketing, post-marketing studies and reporting by product classification. These regulations can require pre- and post-approval inspections of facilities to ensure good manufacturing practice compliance, and the imposition of quality systems regulations on medical devices. Exchange controls and restrictions on payment of dividends Other than certain economic sanctions in force from time to time, there are no governmental laws, decrees or regulations in the UK restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident holders of ordinary shares or ADRs. There are no limitations under English law or the Articles on the right of non-resident or foreign owners to be the registered holders of, or to exercise voting rights in, ordinary shares or ADRs. 204 Haleon Annual Report and Form 20-F 2024 Other information

(GSK’s listed subsidiary in India); (iii) GlaxoSmithKline Bangladesh; (iv) GlaxoSmithKline Consumer Nigeria plc; (v) Imitrex and Ventolin; and (vi) certain manufacturing sites in Argentina, Brazil, Indonesia, India and Nigeria. The parties subsequently agreed to transfer manufacturing sites in Indonesia, Argentina and Brazil into the Group. Asset Perimeter: Pfizer Contributed CH Business The ‘Pfizer Contributed CH Business’ has the meaning given to ‘Business’ in the Pfizer SAPA, which was defined as the worldwide business of researching, developing, manufacturing, marketing, commercialising, distributing and selling: the products sold under the brand names listed for Pfizer in an annex to the Pfizer SAPA, as conducted by Pfizer (directly and indirectly) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion; and any over-the-counter consumer healthcare or medicine products, wellness products and other personal care, oral care, nutrition, skin health, cosmetic and related products, as conducted by Pfizer (directly and indirectly) through its Pfizer consumer healthcare business unit (directly or indirectly pursuant to a contractual arrangement with any other Pfizer business unit, to the extent of the Pfizer consumer healthcare business unit’s rights pursuant to such contractual arrangement) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion, but excluded: (i) any product marketed, commercialised, distributed or sold under the brands Diflucan One, Feldene Gel or Ponstan (or any other products containing the same or similar compounds as such products) in any jurisdiction; (ii) any pharmaceutical products or pharmaceutical products that have become or may in the future become, in whole or in part, over-the-counter products (other than the products included in the definition of ‘Business’); and (iii) any product containing any of the following compounds (or marketed, commercialised, distributed or sold under any of the following brands) in any jurisdiction: (a) Sildenafil citrate (Viagra); (b) Celecoxib (Celebrex); (c) Varenicline (Chantix/Champix); (d) Atorvastatin (Lipitor); (e) Gabapentin (Neutontin); and (f) Fesoterodine (Toviaz). Indemnities Under the Pfizer SAPA, GSK and Pfizer each agreed to indemnify each other and the Group in respect of losses (other than losses relating to tax, which were subject to a separate regime — see below) relating to certain liabilities that the parties agreed would be retained by GSK or Pfizer, respectively, relating to, among other things: (i) the assets that were excluded from the GSK Contributed CH Business or the Pfizer Contributed CH Business respectively (as described above); (ii) liabilities under any pension or other employee benefit plans not sponsored by GSKCHH or another member of the Group, subject to certain exceptions; and (iii) any liabilities arising from any third-party claim in respect of products containing talc or asbestos distributed or sold by GSK or Pfizer at any time before Pfizer Completion. The Group is required to indemnify GSK and Pfizer in respect of ‘Purchaser Liabilities’ and ‘Assumed Liabilities’, which were defined as follows: ‘Purchaser Liabilities’ means any and all liabilities (other than certain specified exceptions — including those liabilities GSK agreed to indemnify the Group in respect of, as summarised above) of GSK or any of its affiliates, whether arising prior to, on or after Pfizer Completion, to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the Purchaser Business, where ‘Purchaser Business’ has the meaning described above under the section entitled ‘Pfizer Stock and Asset Purchase Agreement–Asset Perimeter: GSK Contributed CH Business’; and ‘Assumed Liabilities’ means any and all liabilities (other than The contracts listed below have been entered into by the Company or a member of the Group within the two years immediately preceding the date of this Annual Report and are material to the Company or any member of the Group (other than contracts entered into in the ordinary course of business) or were subsisting during this period of review and are contracts of significance with a controlling shareholder in accordance with UK Listing Rule 6.6.1R(9). Pfizer, Inc. was a controlling shareholder of the Company until 21 March 2024. Pfizer Stock and Asset Purchase Agreement Pursuant to a stock and asset purchase agreement dated 19 December 2018 and amended and restated on 31 July 2019 (the Pfizer SAPA), GSK, Pfizer and GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited (now known as Haleon UK Holdings (No.2) Limited) (CH JVCo, as the holding company for the Group prior to separation) agreed to form a new global consumer healthcare joint venture (the GSK/Pfizer JV), through: (i) the acquisition by CH JVCo of the Pfizer Contributed CH Business (as defined below) from Pfizer and (ii) the transfer by GSK to CH JVCo of those parts of the GSK Contributed CH Business (as defined below) not already owned by GlaxoSmithKline Consumer Healthcare Holdings Limited (now known as Haleon UK Holdings Limited) (GSKCHH, the former holding company of the Group). Completion of the transaction (Pfizer Completion) took place on 31 July 2019. Following the Demerger, the Group has assumed the obligations of CH JVCo under each of the contracts disclosed in this section. Asset Perimeter: GSK Contributed CH Business The ‘GSK Contributed CH Business’ has the meaning given to ‘Purchaser Business’ in the Pfizer SAPA, which was defined as follows: (i) the worldwide business of researching, developing, manufacturing, marketing, commercialising, distributing and selling the products sold under the brand names listed for GSK in an annex to the Pfizer SAPA as conducted by GSK (directly and indirectly) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion; (ii) the business reflected in certain specified financial statements of the GSK Contributed CH Business, including the assets, rights, properties, activities, operations and liabilities that comprised such business; (iii) the business of marketing, commercialising, distributing and selling any over-the-counter healthcare or medicine products, wellness products and other personal care, oral care, nutrition, skin health, cosmetic and related products (the Consumer Healthcare Products) as conducted by GlaxoSmithKline Asia Private Limited (including pursuant to the Consignment Selling Agreement) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion; and (iv) to the extent not otherwise reflected in the financial statements referred to in (ii) above, the research and development of any Consumer Healthcare Products, as conducted by GSK (directly and indirectly) through its consumer healthcare business (directly or indirectly pursuant to a contractual arrangement with any other GSK business, to the extent of the GSK consumer healthcare business’ right pursuant to such contractual arrangement), as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion, but excluded: the worldwide business of researching, developing, manufacturing, marketing, commercialising, distributing and selling pharmaceutical products to the extent such business and the economic benefit attached to such business was not reflected in the financial statements referred to in (ii) above; and the excluded assets listed for GSK in an annex to the Pfizer SAPA, namely: (i) the assets within the scope of (and proceeds of) GSK’s divestment of the Horlicks brand and other consumer healthcare nutrition products in India to Unilever N.V. (which completed on 1 April 2020); (ii) GlaxoSmithKline Consumer Healthcare Limited Material contracts Other Information Group information Haleon Annual Report and Form 20-F 2024 205

Separation Co-operation and Implementation Agreement The Separation Co-operation and Implementation Agreement (the SCIA) was entered into on 1 June 2022 among GSK, Pfizer, CH JVCo and the Company, among others, and details certain actions that were to be taken and arrangements that were to be implemented to effect completion of, or which otherwise relate to, the Separation. The SCIA records the obligations of the parties relating to such matters and contains certain terms on which relations between the parties are governed following completion of the Separation. The SCIA also sets out certain other rights and obligations of the parties relating to, among other things, information rights and confidentiality. During the period under review, Pfizer had certain rights to certain information regarding the Company and the Group. Subject to certain exceptions, these rights ceased to apply from 17 January 2025 when Pfizer and members of Pfizer’s group ceased to hold, in aggregate, Haleon ordinary shares or Haleon ADSs in respect of such Haleon shares representing at least 10% of the Haleon shares in issue (or the ordinary shares of any ultimate holding company thereof from time to time). Tax Covenant In accordance with the SCIA, the Company, GSK and Pfizer, among others, entered into a tax covenant on 1 June 2022, which has been effective from the time of the Demerger (the Tax Covenant). Subject to certain financial and other customary limitations, the Tax Covenant contains certain indemnities in respect of taxation given from GSK and Pfizer to the Company (and vice versa) where it has been agreed that such taxes are properly allocable to the indemnifying party. Amongst other things, GSK and Pfizer have provided the Company with indemnities for tax arising (if any) pursuant to certain pre-demerger reorganisation steps within the Group and the steps which comprised the Separation. As is customary for demerger transactions, the Company has provided a more limited set of tax indemnities to GSK and Pfizer. The Tax Covenant also imposes certain restrictions on the Company, which largely fell away from July 2024. However, certain restrictions remain in place. Although the Company does not currently anticipate that these restrictions would have a material adverse impact on the Company, these restrictions may reduce the Company’s ability to engage in certain business transactions that otherwise might be advantageous, until such restrictions fall away. Pfizer Exchange Agreement On 1 June 2022, Pfizer and the Company, among others, entered into an exchange agreement pursuant to which Pfizer transferred all of its interests in the company that held 32% of the ordinary shares in the Group prior to separation to the Company in exchange for the issuance by the Company of Haleon ordinary shares to Pfizer and J.P. Morgan Chase Bank N.A. (as depositary on behalf of Pfizer), representing in aggregate 32% of the issued and outstanding Haleon ordinary shares immediately following separation (to the nearest whole Haleon ordinary share), and 25 million non-voting preference shares. Pfizer Relationship Agreement The relationship agreement between the Company and Pfizer was entered into as a deed on 1 June 2022 (the Pfizer Relationship Agreement) and terminated automatically on 17 January 2025 when Pfizer ceased to hold at least 10% of Haleon’s ordinary shares. The principal purpose of the Pfizer Relationship Agreement was to regulate the continuing relationship between the Company and Pfizer after Admission. References to aggregate interests in Haleon ordinary shares in the Pfizer Relationship certain specified exceptions — including those liabilities Pfizer agreed to indemnify the Group in respect of, as summarised above) of Pfizer or any of its affiliates, whether arising prior to, on or after Pfizer Completion, to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the Business, where ‘Business’ has the meaning described above under ‘Pfizer Stock and Asset Purchase Agreement–Asset Perimeter: Pfizer Contributed CH Business’. The Pfizer SAPA Amendment Agreement also extends the Group’s indemnification obligations in favour of GSK and Pfizer to include, among other things, all losses (other than losses relating to tax, which were subject to a separate regime (see below)) relating to liabilities to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the consumer healthcare business since Pfizer Completion, subject to certain exceptions (see “Pfizer SAPA Amendment Agreement” below). In respect of tax, each of GSK and Pfizer provided an indemnity, subject to customary exclusions and limitations, to the Group in respect of, among other things, tax liabilities of the companies contributed to the GSK/Pfizer JV arising up to the point of Pfizer Completion. The indemnities provided by each of GSK, Pfizer and the Group under the Pfizer SAPA survived completion of the Demerger and Separation. Pfizer SAPA Amendment Agreement On 1 June 2022, GSK, Pfizer, CH JVCo and the Company entered into the second amendment agreement to the Pfizer SAPA (the Pfizer SAPA Amendment Agreement) to implement certain amendments, including: (i) amendments to the Pfizer SAPA that were deemed appropriate as a result of the Group being an independent, separate business from GSK and Pfizer from Separation; (ii) amendments that were deemed appropriate as a result of an overlap with certain other ancillary agreements that are currently being entered into as part of the Separation; and (iii) to include the Company in the Pfizer SAPA indemnity framework by way of a guarantee given by the Company of CH JVCo’s indemnification obligations under the Pfizer SAPA. Pursuant to the Pfizer SAPA Amendment Agreement: (i) the Group’s indemnification obligations under the Pfizer SAPA (as described under Pfizer Stock and Asset Purchase Agreement– Indemnities on the previous page), were extended to include, among other things, all losses (other than losses relating to tax, which were subject to a separate regime) relating to liabilities to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the consumer healthcare business since Pfizer Completion, subject to certain exceptions primarily related to liabilities retained by each of Pfizer and GSK, respectively, under the Pfizer SAPA; and (ii) the Company, which is deemed a ‘Purchaser Indemnified Party’ under the Pfizer SAPA and has the benefit of the indemnities given to CH JVCo under the Pfizer SAPA, has provided a guarantee of CH JVCo’s indemnity obligations under the Pfizer SAPA (as described under “Pfizer Stock and Asset Purchase Agreement– Indemnities” on the previous page), as amended by the Pfizer SAPA Amendment Agreement. The Pfizer SAPA Amendment Agreement also includes provisions related to the release of guarantees given by Pfizer for the benefit of companies in the Group (or vice versa). Group information continued Material contracts continued 206 Haleon Annual Report and Form 20-F 2024 Other information

The Company shall give notice of such request to the Holders of other registrable securities registered on the Shelf Registration Statement, and, subject to certain limitations, include in the Shelf Underwriting the registrable securities of the other requesting Holders; (ii) if the Shelf Registration Statement is not available for use by the Holders, each Holder may require the Company to file one or more registration statements covering all or any part of its registrable securities, subject to certain limitations. The Company shall use its reasonable best efforts to file or confidentially submit with the SEC such registration statement no later than 60 days from receipt of request from the Holder if the registration is on Form F-1 or Form S-1 (or 30 days if the registration is on Form F-3 or Form S-3); and (iii) the Registration Rights Agreement includes customary provisions that permit the Company to postpone filing or confidentially submitting a registration statement, or if a registration statement has been filed or confidentially submitted, suspend use of, or withdraw, such registration statement for a limited duration to avoid disclosing material non-public information in certain circumstances. The Holders also have certain ‘piggyback’ registration rights, pursuant to which they will be entitled to register the resale of their registrable securities alongside certain offerings of securities that the Company may undertake, subject to ‘cutback’ in certain such cases. The Registration Rights Agreement contains customary indemnification obligations on the part of the Company and, in certain circumstances, the Holders. The Company is obligated to pay all expenses associated with the registration of the registrable securities under the Registration Rights Agreement, except for transfer taxes and commissions payable in an underwritten offering (payable by the Holders). The Registration Rights Agreement terminates with regards to the Holders affiliated with GSK and the Holders affiliated with Pfizer when they, respectively, cease to hold registrable securities representing more than 1% of Haleon’s outstanding ordinary shares. Off-market buyback contracts 2023 Off-Market Buyback Contract On 11 September 2023, the Company and Pfizer entered into an Off-Market Buyback Contract to provide maximum flexibility in the management of the Company’s capital resources. The Off-Market Buyback Contract was approved by the Company’s shareholders at its 2023 AGM. On 21 March 2024, Haleon made an off-market purchase of 102,272,727 shares from Pfizer pursuant to the terms of the off-market buyback contract, for a total consideration of approximately £315 million. For further details of the terms of the 2023 off-market buyback contract with Pfizer, please see Haleon’s Notice of 2023 AGM available on Haleon’s website. 2024 Off-Market Buyback Contract On 29 July 2024, the Company and Pfizer entered into an updated Off-Market Buyback Contract, this was approved by the Company’s shareholders at its 2024 AGM. On 3 October 2024, Haleon made an off-market purchase of 60,526,315 shares from Pfizer pursuant to the terms of the off-market buyback contract, for a total consideration of approximately £230 million. For further details of the terms of the 2024 off-market buyback contract with Pfizer, please see Haleon’s Notice of 2024 AGM available on Haleon’s website. Further details of Haleon’s off-market purchases from Pfizer during 2024 are set out on page 186. Agreement include both direct holdings of Haleon ordinary shares and interests in Haleon ordinary shares held indirectly through holdings of Haleon ADSs. Pursuant to the Pfizer Relationship Agreement, Pfizer undertook, that, for so long that Pfizer was a controlling shareholder (as defined in the Glossary to the UK Listing Rules), it would (and would procure that its associates (as defined in the Glossary to the UK Listing Rules) would): (i) conduct all transactions and arrangements with the Company and the Group at arm’s length and on normal commercial terms; (ii) not take any action that would have the effect of preventing the Company from complying with its obligations under the UK Listing Rules; and (iii) not propose or procure the proposal of a shareholder resolution of the Company which is intended or appears to be intended to circumvent the proper application of the UK Listing Rules. For so long as Pfizer is a controlling shareholder, it would (and would, so far as it is legally able to do so, procure that its associates would) not take any action which precludes the Company or any other member of the Group from carrying on an independent business as its main activity. Under the Pfizer Relationship Agreement, Pfizer was granted the right to nominate two persons to be appointed to the Board as representative directors for so long as it and its affiliates together held 20% or more of the Haleon ordinary shares in issue and a right to nominate one person to be appointed to the Board as a representative director for so long as it and its affiliates together continued to hold less than 20% but at least 10% of the Haleon ordinary shares in issue. Pfizer was subject to customary standstill provisions, subject to certain exceptions, and the Pfizer Relationship Agreement imposed certain obligations on the Company in connection with seeking shareholder authority to carry out share repurchases to ensure that no such repurchases result in a requirement for Pfizer to make a general offer for Haleon ordinary shares in accordance with Rule 9 of the City Code (provided that Pfizer had not itself entered into any disqualifying transactions). Under the Pfizer Relationship Agreement, Pfizer agreed to procure that any member of its group that held an interest in Haleon ordinary shares on Admission would, for such time as that member of Pfizer’s group held an interest in Haleon ordinary shares, comply with the provisions of the Pfizer Relationship Agreement as if that member of Pfizer’s group were a party to the Pfizer Relationship Agreement with the same obligations as Pfizer. Registration Rights Agreement The Registration Rights Agreement was entered into on 1 June 2022 among the Company, Pfizer, GSK and the SLPs. GSK, Pfizer and the SLPs, together with their respective affiliates, successors or permitted assigns, to the extent they are holders or beneficial owners of the Company’s registrable securities, are referred to in the Registration Rights Agreement as ‘Holders’. The Company’s registrable securities include all shares and ADSs held by the Holders in the Company after Separation and equity securities issued in exchange or replacement thereof. The Registration Rights Agreement provides for certain demand and piggyback registration rights to the Holders. The Company filed a shelf registration statement on Form F-1 (the Shelf Registration Agreement) on 28 July 2022 in partial satisfaction of the demand registration rights. Additionally, pursuant to the demand registration rights: (i) following the expiration of the lock-up restrictions in the Lock-up Deed, each Holder now has the right to sell any part of its registrable securities in an underwritten offering pursuant to the Shelf Registration Statement (the Shelf Underwriting) by delivering a written request to the Company. Other Information Group information Haleon Annual Report and Form 20-F 2024 207

Committees The Company has a number of Board Committees which are similar in purpose and constitution to those required for domestic companies under NYSE rules. The NYSE requires US companies to have audit, remuneration and nominating/corporate governance committees composed entirely of independent directors, as defined under the NYSE rules. The Company’s Nominations & Governance, Audit & Risk, and Remuneration Committees consist entirely of Non-Executive Directors who are independent under the standards of the Code, which may not necessarily be the same as the NYSE independence standards. The nominating/ governance committee is responsible for identifying individuals qualified to become members of the Board and to recommend to the Board a set of corporate governance principles. As the Company is subject to the Code, the Company’s Nominations & Governance Committee is responsible for nominating, for approval by the Board, candidates for appointment to the Board and its Committees. The Company’s Nominations & Governance Committee consists of the Chair and Independent Non-Executive Directors. The Chair of the Company is not a member of either the Remuneration or Audit & Risk Committees. As set out on page 72, the Audit & Risk Committee is chaired by Alan Stewart, an Independent Non-Executive Director, who, in the Board’s view, has the experience and qualifications to satisfy the criterion under US rules for an ‘audit committee financial expert’. Shareholder approval of equity compensation plans The NYSE rules for US companies require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. Haleon complies with UK requirements that are similar to the NYSE rules. The Board, however, does not explicitly take into consideration the NYSE’s detailed definition of what are considered ‘material revisions’. Summary of significant corporate governance differences from NYSE listing standards The Group’s statement of compliance with the UK Corporate Governance Code issued in July 2018 by the Financial Reporting Council (the Code) is set out on page 99. The Company’s ADSs are listed on the NYSE and we are subject to the reporting and other requirements of the SEC applicable to US foreign private issuers. We are required to disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the Listing Standards of the NYSE. The significant differences between Haleon’s corporate governance practices as a UK company and those required by NYSE standards for US companies are as follows. Independence The Code’s principles recommend that at least half the Board, excluding the Chair, should consist of independent non-executive directors. As at 6 March 2025, the Board consisted of the Chair, independent at the time of his appointment, two Executive Directors and eight Independent Non-Executive Directors. NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. The NYSE has set out six bright line tests for director independence. The Board’s judgement is that the Non-Executive Directors are independent and, as such, Independent Non-Executive Directors make up a majority of the Board. However, it did not explicitly take into consideration the NYSE’s tests in reaching this determination. Shareholder information Purchases of equity securities by the Company and affiliated purchasers During the financial year ended 31 December 2024, the following ordinary shares (including ordinary shares held indirectly through Haleon ADSs) were purchased by the Company and the Company’s employee benefit trusts. Haleon completed off-market share buybacks from Pfizer, Inc. on 21 March 2024 and 3 October 2024 respectively. Haleon undertook an on-market share buyback that commenced on 1 August 2024 and ended on 1 October 2024. Period Total number of shares purchased Average price paid per share (£) Total number of shares purchased as part of publicly announced plans or programmes Maximum number of shares that may yet be purchased under the plans or programmes 1 January–31 January Nil Nil Nil N/A 1 February–29 February Nil Nil Nil N/A 1 March–31 March 102,272,7271 3.08 102,272,727 N/A 1 April–30 April Nil Nil Nil N/A 1 May–31 May Nil Nil Nil N/A 1 June–30 June Nil Nil Nil N/A 1 July–31 July Nil Nil Nil N/A 1 August–31 August 9,730,6872 3.71 8,662,160 N/A 1 September–30 September 9,817,5882 3.90 9,543,395 N/A 1 October–31 October 60,526,3151 3.80 60,526,315 N/A 1 November–30 November Nil Nil Nil N/A 1 December–31 December Nil Nil Nil N/A 1 Shares purchased directly from Pfizer Inc. 2 Shares purchased on the open market in the UK and US. 208 Haleon Annual Report and Form 20-F 2024 Other information

Dividend history The table below sets out the dividends declared following demerger and for each subsequent financial year in respect of the Company’s ordinary shares and ADSs. >> Information about dividends paid prior to demerger can be found in Note 10 to the Consolidated Financial Statements on page 133. Pence US$ 2024 6.61 —2 2023 6.0 0.1491385 2022 2.4 0.0597319 1 Includes the proposed 2024 final dividend of 4.6p per ordinary share, which is subject to shareholder approval at the 2025 AGM. 2 The US Dollar equivalent of the final dividend will be set based on the actual foreign exchange rate achieved by the Company prior to payment. Two ordinary shares represent one ADS and the US Dollar equivalent of the 2024 interim dividend paid to ADS holders on 19 September 2024 was $0.0527217 per ADS. Shareholder profiles Analysis of shareholdings as at 31 December 2024 Holding of shares Number of accounts % of total accounts % of total shares Number of shares Up to 1,000 40,789 72.45 0.14 12,885,386 1,001–5,000 11,716 20.81 0.28 25,593,595 5,001–100,000 2,873 5.10 0.50 45,168,398 100,001 to 1,000,000 517 0.92 2.23 202,972,454 Over 1,000,000 403 0.72 96.85 8,797,106,086 Totals 56,298 100 100 9,083,725,919 Held by Institutional and corporate holders 1,481 2.63 69.62 6,324,308,512 Individuals and other corporate bodies 54,815 97.37 12.15 1,103,636,890 Guaranty Nominees Limited 1 0.00 17.90 1,625,415,480 Treasury Shares (Haleon plc) 1 0.00 0.33 30,365,037 J.P. Morgan Chase Bank, N.A. is the Depositary for the Company’s ADR programme. The Company’s ADSs are listed on the NYSE. Ordinary shares representing the Company’s ADR programme, which is managed by the Depositary, are registered in the name of Guaranty Nominees Limited. As at 6 March 2025, (being the latest practicable date prior to publication of this Annual Report) Guaranty Nominees Limited held 1,231,842,896 ordinary shares representing approximately 13.60% of the Company’s issued share capital, excluding treasury shares. As at the latest practicable date, the number of holders of ordinary shares in the US was 835 with holdings of 921,144 ordinary shares, and the number of registered holders of ADSs was 14,666 with holdings of 615,921,448 ADSs. Certain of these ordinary shares and ADSs were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the US is not representative of the number of beneficial holders or of the residence of beneficial holders. Other Information Shareholder information Haleon Annual Report and Form 20-F 2024 209

If such a gift or other disposal were subject to both UK inheritance tax and US estate or gift tax, the Estate and Gift Tax Convention would generally provide for tax paid in the US to be credited against tax payable in the UK. Stamp duty and stamp duty reserve tax UK stamp duty and/or stamp duty reserve tax (SDRT) will, subject to certain exemptions, be payable on the transfer of shares at a rate of 0.5% (rounded up to the nearest £5 in the case of stamp duty) of the consideration for the transfer. Notwithstanding this, provided that an instrument is executed in pursuance of the agreement that gave rise to the charge to SDRT and that instrument is stamped within six years of the agreement (including being stamped as exempt) any SDRT charge should be cancelled and any SDRT which has already been paid will be repaid. UK stamp duty and/or SDRT will, subject to certain exemptions, be payable on any transfer of shares to the ADS custodian or depositary at a rate of 1.5% of the amount of any consideration provided (if transferred on sale), or their value (if transferred for no consideration). However, no stamp duty or SDRT should be payable on the transfer of, or agreement to transfer, an ADS provided, in the case of stamp duty, that no instrument of transfer is entered into. US shareholders This section describes the material US federal income tax consequences to a US holder (as defined below) of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This discussion addresses only US federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including: a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organisation, a life insurance company, a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes, or a person whose functional currency is not the US Dollar. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the US and the UK (the Treaty). These authorities are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. You are a US holder if you are a beneficial owner of shares or ADSs and you are, for US federal income tax purposes: a citizen or resident of the US, a domestic corporation, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust. A summary of certain UK tax and US federal income tax consequences for holders of shares and ADSs who are citizens of the UK or the US is set out below. It is not a complete analysis of all the possible tax consequences of the purchase, ownership or sale of these securities. It is intended only as a general guide. Holders are advised to consult their advisers with respect to the tax consequences of the purchase, ownership or sale of their shares or ADSs and the consequences under state and local tax laws in the US and the implications of the current UK/US tax conventions. US holders of ADSs generally will be treated as the owners of the underlying shares for the purposes of the current UK/US double taxation conventions relating to income and gains (Income Tax Convention), estate and gift taxes (Estate and Gift Tax Convention), and for the purposes of the Internal Revenue Code of 1986, as amended. UK shareholders This summary only applies to a UK resident shareholder that holds shares as capital assets. Taxation of dividends For the 2024/2025 UK tax year, UK resident individuals are entitled to a dividend tax allowance of up to £500, so that the first £500 of dividends received in a tax year will be free of tax. Dividends in excess of this allowance will be taxed at 8.75% for basic rate taxpayers, 33.75% for higher rate taxpayers and 39.35% for additional rate taxpayers. UK resident shareholders that are corporation taxpayers should note that dividends payable on ordinary shares are generally entitled to exemption from corporation tax provided certain conditions are met. Taxation of capital gains UK resident shareholders may be liable for UK tax on gains on the disposal of shares or ADSs. For disposals by individuals in the 2024/2025 UK tax year made before 30 October 2024, a taxable capital gain accruing on a disposal of shares or ADSs will be taxed at 10% for basic rate taxpayers, or 20% if, after all allowable deductions, the individual’s taxable income for the year exceeds the basic rate income tax banding. For disposals by individuals in the 2024/2025 UK tax year made on or after 30 October 2024, a taxable capital gain accruing on a disposal of shares or ADSs will be taxed at 18% for basic rate taxpayers, or 24% if, after all allowable deductions, the individual’s taxable income for the year exceeds the basic rate income tax banding. Note, in each case, this is following the use of any exemptions available to the individual taxpayer such as the annual exempt amount. A disposal by corporation tax payers may give rise to a chargeable gain for the purposes of UK corporation tax, depending on the circumstances and subject to any available exemption or relief. Corporation tax is charged on gains at the rate of corporation tax applicable to that company. Inheritance tax Individual (UK-domiciled or otherwise) shareholders may be liable to UK inheritance tax on the transfer of shares or ADSs. Tax may be charged on the amount by which the value of the shareholder’s estate is reduced as a result of any transfer by way of lifetime gift or other disposal at less than full market value. In the case of a bequest on death, tax may be charged on the value of the shares at the date of the shareholder’s death. Tax information for shareholders Shareholder information continued 210 Haleon Annual Report and Form 20-F 2024 Other information

If an entity or arrangement that is treated as a partnership for US federal income tax purposes holds the shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. You should consult your own tax adviser regarding the US federal, state and local tax consequences of owning and disposing of shares and ADSs in your particular circumstances. In general, and taking into account the earlier assumptions, for US federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to US federal income tax. Distributions Under the US federal income tax laws, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes), other than certain pro-rata distributions of our shares that are generally not taxable, will be treated as a dividend that is subject to US federal income taxation. If you are a non-corporate US holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the US or we are eligible for the benefits of the Treaty. Our ADSs are listed on the NYSE and we therefore expect that dividends on the ADSs will be qualified dividend income. In addition, we believe that we are currently eligible for the benefits of the Treaty and that dividends on the shares and ADS will be qualified dividend income on that basis, but there can be no assurance that we will continue to be eligible for the benefits of the Treaty. Dividends will generally be income from sources outside the US and will generally be ‘passive’ income for the purposes of computing the foreign tax credit allowable to you. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution that you must include in your income will be the US Dollar value of the Pound Sterling payments made, determined at the spot Pound Sterling/US Dollar rate on the date the dividend is distributed, regardless of whether the payment is in fact converted into US Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is distributed to the date you convert the payment into US Dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with US federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends. Sales or dispositions If you sell or otherwise dispose of your shares or ADSs, you will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US Dollar value of the amount that you realise and your tax basis, determined in US Dollars, in your shares or ADSs. A capital gain of a non-corporate US holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. Passive foreign investment company (PFIC) classification We believe that we should not be currently classified as a PFIC for US federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. The discussion above in this section assumes that we are not classified as a PFIC for US federal income tax purposes. If we were to be treated as a PFIC, any gain realised on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, you would generally be treated as if you had realised any gain and certain ‘excess distributions’ ratably over your holding period for the shares or ADSs. Amounts allocated to the current year and any year before we were a PFIC would be taxed as ordinary income and amounts allocated to other years would be taxed at the highest tax rate in effect for each such year, and would be subject to an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us would not be eligible for the preferential tax rate if we were a PFIC (or treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income. If you own our shares or ADSs during any year that we are a PFIC with respect to you, you may be required to file IRS Form 8621. Other Information Shareholder information Haleon Annual Report and Form 20-F 2024 211

Exhibits The following exhibits are filed as part of this Annual Report on Form 20-F with the SEC and are publicly available through the SEC’s website. >> www.sec.gov and search Haleon plc under Company Filings. Exhibit 11 Articles of Association of the Company dated 31 May 2022. Exhibit 2.11 Form of Deposit Agreement, among the Registrant, J.P. Morgan Chase Bank, N.A. as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder. Exhibit 2.21 Form of American Depositary Receipt representing American Depositary Shares representing ordinary shares of the Registrant (included in Exhibit 2.1). Exhibit 2.31 Indenture dated as of 24 March 2022 among Haleon US Capital LLC (formerly known as GSK Consumer Healthcare Capital US LLC), Haleon UK Capital plc (formerly known as GSK Consumer Healthcare Capital UK plc), GSK plc (formerly known as GlaxoSmithKline plc) and the Registrant as guarantors and Deutsche Bank Trust Company Americas, as trustee, registrar, paying agent, transfer agent and calculation agent. Exhibit 2.4 Description of Securities Registered Under Section 12 of the Exchange Act. Exhibit 4.11 Service Agreement between Haleon UK Services Limited (formerly known as GlaxoSmithKline Consumer Healthcare (Overseas) Limited) and Brian McNamara dated 9 May 2022. Exhibit 4.2 Service Agreement between Haleon UK Services Limited and Dawn Allen dated 23 April 2024. Exhibit 4.31 Stock and Asset Purchase Agreement between Pfizer Inc., GSK plc (formerly known as GlaxoSmithKline plc) and Haleon UK Holdings Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings Limited) dated as of 19 December 2018. Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed. Exhibit 4.41 Amendment Agreement dated as of 31 July 2019 to the Stock and Asset Purchase Agreement by and among Pfizer Inc., GSK plc (formerly known as GlaxoSmithKline plc), Haleon UK Holdings Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings Limited) and Haleon UK Holdings (No.2) Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited) dated as of 19 December 2018. Exhibit 4.51 Second Amendment Agreement dated as of 1 June 2022 to the Stock and Asset Purchase Agreement by and among Pfizer Inc., GSK plc (formerly known as GlaxoSmithKline plc), Haleon UK Holdings Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings Limited) and Haleon UK Holdings (No.2) Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited) dated as of 19 December 2018. Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed. Exhibit 4.61 Asset Transfer Framework Agreement dated as of 1 June 2022 between GSK plc, Haleon UK Holdings Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings Limited) and Haleon UK Holdings (No.2) Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited). Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed. Exhibit 4.71 Demerger Agreement dated as of 1 June 2022 between the Registrant and GSK plc. Exhibit 4.81 Tax Covenant dated as of 1 June 2022 between GSK plc, Pfizer, Inc., Haleon UK Holdings Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings Limited), Haleon UK Holdings (No.2) Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited) and the Registrant. Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed. Exhibit 4.91 Separation Co-operation and Implementation Agreement dated as of 1 June 2022 between GSK plc, Pfizer Inc., the Registrant, Haleon UK Holdings (No.2) Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited), Haleon UK Holdings Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings Limited), Anacor Pharmaceuticals, Inc. and PF Consumer Healthcare Holdings LLC2. Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed. Exhibit 4.101 Exchange Agreement dated as of 1 June 2022 between Pfizer Inc., Anacor Pharmaceuticals, Inc. and the Registrant. 212 Haleon Annual Report and Form 20-F 2024 Other information

Exhibit 4.111 Transition Services Agreement dated as of 1 June 2022 between GlaxoSmithKline Services Unlimited, GlaxoSmithKline LLC, Haleon UK Services Limited (formerly known as GlaxoSmithKline Consumer Healthcare (Overseas) Limited) and Haleon US Holdings LLC (formerly known as GlaxoSmithKline Consumer Healthcare Holdings (US) LLC). Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed. Exhibit 4.121 Registration Rights Agreement dated as of 1 June 2022 between the Registrant, Pfizer Inc., GSK plc, GSK (No.1) Scottish Limited Partnership, GSK (No.2) Scottish Limited Partnership and GSK (No.3) Scottish Limited Partnership. Exhibit 4.131 Rules of the Haleon plc Share Value Plan 2023. Exhibit 4.141 Rules of the Haleon plc Performance Share Plan 2023. Exhibit 4.151 Rules of the Deferred Annual Bonus Plan 2023. Exhibit 8 List of subsidiaries of Haleon plc as at 31 December 2024 (can be found on pages 173-178). Exhibit 11 Insider Trading Policy, the Haleon plc Share Dealing Code. Exhibit 12.1 Certification of Brian McNamara filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934. Exhibit 12.2 Certification of Dawn Allen filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934. Exhibit 13.1 Certification of Brian McNamara and Dawn Allen furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Exhibit 15.1 Consent of KPMG LLP (UK). Exhibit 15.2 Consent of KPMG LLP (US). Exhibit 17 List of Subsidiary Issuers of Guaranteed Securities. Exhibit 971 Compensation recovery policy. Exhibit 101.INS Inline XBRL Instance Document. Exhibit 101.SCH XBRL Taxonomy Extension Schema. Exhibit 101.CAL XBRL Taxonomy Extension Schema Calculation Linkbase. Exhibit 101.DEF XBRL Taxonomy Extension Schema Definition Linkbase. Exhibit 101.LAB XBRL Taxonomy Extension Schema Label Linkbase. Exhibit 101.PRE XBRL Taxonomy Extension Schema Presentation Linkbase. Exhibit 104 Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101). 1 Incorporated by reference. 2 This entity was dissolved on 28 December 2022. Other Information Exhibits Haleon Annual Report and Form 20-F 2024 213

Item Form 20-F caption Location Page 1 Identity of Directors, senior management and advisers Not applicable 2 Offer statistics and expected timetable Not applicable 3 Key information 3A (Reserved) Not applicable 3B Capitalisation and indebtedness Not applicable 3C Reason for the offer and use of proceeds Not applicable 3D Risk factors Group information: Risk factors 193 4 Information on the company 4A History and development of the company Consolidated Financial Statements: Note 1 General information 122 Group information: History and development of the Group 191 Useful information: Investor information – Website and electronic communication 220 4B Business overview Haleon at a glance Inside front cover Consolidated Financial Statements: Note 1 General information 122 Consolidated Financial Statements: Note 4 Segment information 126 Group information: Risk factors 193 Group information: Impact of regulation 204 4C Organisational structure Consolidated Financial Statements: Note 30 Subsidiaries 172 Group information: History and development of the Group 191 4D Property, plant and equipment Strategic Report: Our business model 8 Consolidated Financial Statements: Note 12 Property, plant and equipment 134 Directors’ Report: Streamlined energy and carbon reporting 188 Group information: Property, plant and equipment 192 4A Unresolved staff comments Not applicable 5 Operating and financial review and prospects 5A Operating results Strategic Report: Our market categories 13 Strategic Report: Our key performance indicators 32 Strategic Report: 2024 Business review 34 Strategic Report: Viability statement 57 Consolidated Financial Statements: Note 1 General information – ‘Foreign Currencies’ 123 Consolidated Financial Statements: Note 2 Accounting policies 124 Consolidated Financial Statements: Note 25 Capital and financial risk management – ‘Net investment hedges’, ‘Foreign exchange risk management’ and ‘Foreign exchange sensitivity’ 158 Group information: Risk factors – Risks relating to changes in law and the political and economic environment, regulation and legislation 198 5B Liquidity and capital resources Strategic Report: 2024 Business review – ‘indebtedness, liquidity and financial risk management’ 42 Strategic Report: Use of non-IFRS measures 43 Strategic Report: Viability statement 57 Consolidated Financial Statements: Note 8 Net finance costs 130 Consolidated Financial Statements: Note 16 Trade and other receivables 142 Form 20-F cross reference 214 Haleon Annual Report and Form 20-F 2024 Other information

Consolidated Financial Statements: Note 17 Cash and cash equivalents 143 Consolidated Financial Statements: Note 19 Borrowings 144 Consolidated Financial Statements: Note 22 Contingent liabilities and commitments 153 Consolidated Financial Statements: Note 25 Capital and financial risk management 157 5C Research and development, patents and licenses, etc. Strategic Report: Our business model 8 Strategic Report: Our market categories 13 Consolidated Financial Statements: Consolidated income statement 116 Consolidated Financial Statements: Note 14 Intangible assets 137 5D Trend information Strategic Report: 2024 Business review 34 5E Critical accounting estimates Not applicable Non-GAAP financial measures Strategic Report: 2024 Business review 34 Strategic Report: Use of non-IFRS measures 43 6 Directors, senior management and employees 6A Directors and senior management Corporate Governance: Our Board of Directors 59 Corporate Governance: Our Executive Team 62 Directors’ Report: Significant shareholders 187 6B Compensation Corporate Governance: Directors’ Remuneration Report 82 Consolidated Financial Statements: Note 7 Employees and remuneration of key management personnel 129 Consolidated Financial Statements: Note 20 Pensions and other post-employment benefits 147 6C Board practices Corporate Governance: Our Board of Directors 59 Corporate Governance: Our Executive Team 62 Corporate Governance: Governance structure 65 Corporate Governance: Audit & Risk Committee Report 72 Corporate Governance: Environmental & Social Sustainability Committee Report 77 Corporate Governance: Nominations & Governance Committee Report 79 6D Employees Consolidated Financial Statements: Note 7 Employees and remuneration of key management personnel 129 6E Share ownership Corporate Governance: Directors’ Remuneration Report – Annual Report on Remuneration 86 Consolidated Financial Statements: Note 26 Employee share schemes 169 Group information: Directors’ and Executive Team shareholdings 192 6F Disclosure of a registrant’s action to recover erroneously awarded compensation Not applicable 7 Major shareholders and related party transactions 7A Major shareholders Directors’ Report: Significant shareholders 187 Shareholder information: Shareholder profiles 209 7B Related party transactions Consolidated Financial Statements: Note 24 Related party transactions 156 Group information: Material contracts 205 7C Interests of experts and counsel Not applicable Item Form 20-F caption Location Page Other Information Form 20-F cross reference Haleon Annual Report and Form 20-F 2024 215

Form 20-F cross reference continued 8 Financial information 8A Consolidated statements and other financial information Strategic Report: Use of non-IFRS measures 43 Consolidated Financial Statements 116 Report of independent registered public accounting firm 114 Directors’ Report: Dividends and dividend policy 186 8B Significant changes Consolidated Financial Statements: Post balance sheet events 172 9 The offer and listing 9A Offer and listing details Useful information: Trading markets 220 9B Plan of distribution Not applicable 9C Markets Useful information: Trading markets 220 9D Selling shareholders Not applicable 9E Dilution Not applicable 9F Expenses of the issue Not applicable 10 Additional information 10A Share capital Not applicable 10B Memorandum and articles of association Group information: Articles of Association 203 Other information: Exhibit 1 212 10C Material contracts Group information: Material contracts 205 10D Exchange controls Group information: Exchange controls and restrictions on payment of dividends 204 10E Taxation Shareholder information: Tax information for shareholders 210 10F Dividends and paying agents Not applicable 10G Statement by experts Not applicable 10H Documents on display Useful information: Investor information – AGM and documents on display 220 10I Subsidiary information Not applicable 10J Annual Report to security holders Not applicable 11 Quantitative and qualitative disclosures about market risk Consolidated Financial Statements: Note 25 Capital and financial risk management 157 12 Description of securities other than equity securities 12A Debt securities Not applicable 12B Warrants and rights Not applicable 12C Other securities Not applicable 12D American depositary shares Group information: Fees and charges payable by ADR holders 202 13 Defaults, dividend arrearages and delinquencies Not applicable 14 Material modifications to the rights of security holders and use of proceeds Not applicable 15 Controls and procedures 15A Disclosure controls and procedures Group information: Disclosure controls and procedures 192 15B Management’s annual report on internal control over financial reporting Group information: Management’s report on internal control over financial reporting 192 15C Attestation report of the registered public accounting firm Reports of independent registered public accounting firms 114 15D Changes in internal control over financial reporting Not applicable Item Form 20-F caption Location Page 216 Haleon Annual Report and Form 20-F 2024 Other information

16 (Reserved) 16A Audit committee financial expert Governance: Audit & Risk Committee Report 72 Shareholder information: Summary of significant corporate governance differences from NYSE listing standards – Committees 208 16B Code of ethics Directors’ Report: Code of Conduct 186 16C Principal accountant fees and services Corporate Governance: Audit & Risk Committee Report – External audit 75 Corporate Governance: Audit & Risk Committee Report – Non-audit services 76 Group Financial Statements: Note 6 Operating profit 128 16D Exemptions from the listing standards for audit committees Not applicable 16E Purchase of equity securities by the issuer and affiliated purchasers Shareholder information: Purchases of equity securities by the Company and affiliated purchasers 208 16F Change in registrant’s certifying accountant Not applicable 16G Corporate governance Shareholder information: Summary of significant corporate governance differences from NYSE listing standards 208 16H Mine safety disclosure Not applicable 16I Disclosure regarding foreign jurisdictions that prevent inspections Not applicable 16J Insider trading policies Directors’ Report: Code of Conduct 186 Other information: Exhibit 11 213 16K Cybersecurity Strategic Report: Our culture and people 21 Strategic Report: Our approach to risk 51 Governance Report: Audit & Risk Committee Report 72 Group information: Risk factors 193 17 Financial statements Not applicable 18 Financial statements Consolidated Financial Statements 116 19 Exhibits Other information: Exhibits 212 Item Form 20-F caption Location Page Other Information Form 20-F cross reference Haleon Annual Report and Form 20-F 2024 217

Forward-looking statements This Annual Report and Form 20-F contains certain statements that are, or may be deemed to be, ‘forward-looking statements’ (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the US Securities Act and Section 21E of the Exchange Act). Forward-looking statements give Haleon’s current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon’s actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as ‘expects’, ‘anticipates’, ‘believes’, ‘targets’, ‘plans’, ‘intends’, ‘aims’, ‘projects’, ‘indicates’, ‘may’, ‘might’, ‘will’, ‘should’, ‘potential’, ‘could’ and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this Report are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions, realisations of efficiencies and responsible business goals), future performance or results of current and anticipated products, sales efforts, expenses, expectations with respect to the markets in which we operate, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this Annual Report and Form 20-F. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon’s control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under Risk Factors on pages 193 to 201 of this Annual Report & Form 20-F. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. Subject to our obligations under English and US law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located. No statement in this document is or is intended to be a profit forecast or profit estimate. 218 Haleon Annual Report and Form 20-F 2024 Other information

ADR American Depositary Receipt ADR depositary J.P. Morgan Chase Bank, N.A. ADS American Depositary Share, listed on the New York Stock Exchange AER Actual exchange rates Annual Report or Report The Annual Report and Form 20-F APAC Asia Pacific region CER Constant currency exchange rates CMO Third-party contract manufacturing organisations Companies Act The UK Companies Act 2006, as amended Company, Group or Haleon Haleon plc and its subsidiaries Consumer Staples sector Companies that produce and sell items considered essential for everyday use DEI Diversity, equity and inclusion Employee Persons on permanent or fixed-term contracts, who are directly employed by Haleon plc or its subsidiaries (does not include third-party temporary workers or contractors) EMEA Europe, Middle East and Africa region EMTN Euro Medium Term Note ERG Employee resource group FCA UK Financial Conduct Authority FDA The US Food and Drug Administration FMCG Fast-moving consumer goods FRC UK Financial Reporting Council GHG Greenhouse gas Health Professional(s) Pharmacy, dental, respiratory and dermatology wellness professionals and related teams IASB International Accounting Standards Board ISSB International Sustainability Standards Board LatAm Latin America region Leadership roles Employees within our compensation grades 0-5. These roles include members of the Executive Team, their direct reports (excluding administration support), heads of department and other upper management Local Growth brands Local strategic brands that have scale and leadership positions LSE London Stock Exchange MSA Manufacture and Supply Agreement NYSE New York Stock Exchange Ordinary share £0.01 pence each in the Company OTC Over-the-Counter. Three market categories are collectively known as OTC: Pain Relief, Respiratory Health and Digestive Health and Other. Purchases of products in these categories are controlled but do not require a prescription Parent Company Haleon plc Power Brands Haleon’s nine large-scale multinational brands: Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren Rx-to-OTC switches Switches of products requiring a prescription to products with OTC status SEC US Securities and Exchange Commission VMS Vitamins, Minerals and Supplements Workforce Haleon’s employees >> For definitions of our non-IFRS measures see from page 43. Glossary Other Information Glossary Haleon Annual Report and Form 20-F 2024 219

Trading markets The principal trading market for the Company’s ordinary shares is the LSE. The ordinary shares are also listed on the NYSE, trading in the form of ADSs evidenced by ADRs and traded under the ticker symbol ‘HLN’. Each ADS represents two ordinary shares. American Depositary Receipts The Company has a sponsored ADR facility with J.P. Morgan Chase Bank, N.A. as Depositary. Each ADR represents two ordinary shares. All enquiries regarding ADR holder accounts and payment of dividends should be directed to: J.P. Morgan Chase Bank, N.A. Shareowner Services, PO Box 64504, St. Paul, MN 55164-0504, USA +1 800 990 1135 (US calls) (toll-free) +1 651 453 2128 (non-US calls) www.shareowneronline.com under ‘contact us’ www.adr.com AGM and documents on display The Company’s AGM will be held on 28 May 2025. Terms and conditions of all Directors’ appointments will be available for inspection at the Company’s registered office during normal business hours and during the AGM. Shareholders may electronically appoint a proxy to vote on their behalf at the 2025 AGM. Shareholders who hold their shares through CREST may appoint proxies through the CREST electronic proxy appointment service, by using the procedures described in the CREST Manual. Financial calendar Event Proposed date 2024 Final dividend — Ex-dividend date (Ordinary shares) — Ex-dividend date (ADS) — Record date — Payment date1 24 April 2025 25 April 2025 25 April 2025 5 June 2025 2025 first quarter trading statement 30 April 2025 Capital Markets Day (London) 1 May 2025 2025 Annual General Meeting 28 May 2025 2025 half-year results 31 July 2025 2025 third quarter trading statement 30 October 2025 Financial year end 31 December 1 Payment is subject to shareholder approval at the 2025 AGM. Useful information Website and electronic communication Haleon is committed to reducing the cost and environmental impact of producing and distributing printed documents in large quantities and this Annual Report and Form 20-F 2024 has been made available to shareholders through our website at www.haleon.com. The Company is subject to the information requirements of the Securities Exchange Act of 1934 applicable to US foreign private issuers. In accordance with these requirements, the Company files its Annual Report and Form 20-F and other related documents with the SEC. The SEC maintains an internet site at www.sec.gov that contains reports and other information regarding issuers, including Haleon, that file electronically with the SEC. Ordinary share registrar For information on a range of shareholder services, including enquiries concerning individual shareholdings, notification of a shareholder’s change of address and amalgamation of shareholder accounts (in order to avoid duplicate mailing of shareholder communications), shareholders should contact the Company’s Registrar, Equiniti, using the contact details below. Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, UK +44 (0) 371 384 2227 www.shareview.co.uk Dividend services and bank mandate The Company only makes dividend and other distribution payments into a nominated bank account. Shareholders must complete and return a direct payment instruction to the Company’s Registrar, Equiniti, in order to ensure your payments are received quickly and securely into your UK bank account. Dividend reinvestment plan (DRIP) As an alternative to receiving cash dividends, shareholders may choose to reinvest your dividends to buy more Haleon ordinary shares through the dividend reinvestment plan (DRIP). A DRIP election form can be downloaded from www.shareview.co.uk or requested by contacting Equiniti using the contact details above. Ordinary shareholders can alternatively sign up to Equiniti’s service, EQ Boost. Through this service, ordinary shareholders can boost cash dividends and convert them into eVouchers for a range of retailers. You can access further information or sign up for EQ Boost at www.shareview.co.uk/Clients/EQBoost Overseas payment service It is also possible for overseas shareholders to have their dividends paid directly to their bank accounts in a local currency. Charges are payable for this service. Shareholder security Many companies have become aware that their shareholders have received unsolicited telephone calls or correspondence concerning investment matters. These are typically from ‘brokers’ who target UK shareholders, offering to sell them what often turn out to be worthless or high-risk shares in US or UK investments. These operations are commonly known as ‘boiler rooms’. More detailed information on this or similar activity can be found on the FCA website at www.fca.org.uk/consumers. Details of any share dealing facilities that the Company endorses will be included in Company mailings. 220 Haleon Annual Report and Form 20-F 2024 Other information

CBP017718 Design and production Design Bridge and Partners, London. www.designbridge.com Printed by Park Communications, a Carbon Neutral Company, on FSC® certified paper. Park works to the EMAS standard and its Environmental Management System is certified to ISO 14001. This publication has been manufactured using 100% offshore wind electricity sourced from UK wind. 100% of the inks used are vegetable oil based, 95% of press chemicals are recycled for further use and, on average 99% of any waste associated with this production will be recycled and the remaining 1% used to generate energy. This document is printed on Revive 100 Silk, a white triple coated sheet that is manufactured from FSC® Recycled certified fibre derived from 100% pre and post-consumer wastepaper containing 100% recycled fibre. The FSC® label on this product ensures responsible use of the world’s forest resources.

Haleon plc Registered office address: Building 5, First Floor, The Heights Weybridge Surrey KT13 0NY England www.haleon.com Packs shown are representative portfolio examples. Packaging will vary by country for linguistic, legal and regulatory reasons.

Shareholder information continued

Exhibits

The following exhibits are filed as part of this Annual Report on Form 20-F with the SEC and are publicly available through the SEC’s website.

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

Exhibit 2.3[1]

Indenture dated as of 24 March 2022 among Haleon US Capital LLC (formerly known as GSK Consumer Healthcare Capital US LLC), Haleon UK Capital plc (formerly known as GSK Consumer Healthcare Capital UK plc), GSK plc (formerly known as GlaxoSmithKline plc) and the Registrant as guarantors and Deutsche Bank Trust Company Americas, as trustee, registrar, paying agent, transfer agent and calculation agent.

Exhibit 2.4	Description of Securities Registered Under Section 12 of the Exchange Act.

Exhibit 4.1[1]	Service Agreement between Haleon UK Services Limited (formerly known as GlaxoSmithKline Consumer Healthcare (Overseas) Limited) and Brian McNamara dated 9 May 2022.

Exhibit 4.2	Service Agreement between Haleon UK Services Limited and Dawn Allen dated 23 April 2024.

Exhibit 4.3[1]

Stock and Asset Purchase Agreement between Pfizer Inc., GSK plc (formerly known as GlaxoSmithKline plc) and Haleon UK Holdings Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings Limited) dated as of 19 December 2018. Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Exhibit 4.4[1]

Amendment Agreement dated as of 31 July 2019 to the Stock and Asset Purchase Agreement by and among Pfizer Inc., GSK plc (formerly known as GlaxoSmithKline plc), Haleon UK Holdings Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings Limited) and Haleon UK Holdings (No.2) Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited) dated as of 19 December 2018.

Exhibit 4.5[1]

Second Amendment Agreement dated as of 1 June 2022 to the Stock and Asset Purchase Agreement by and among Pfizer Inc., GSK plc (formerly known as GlaxoSmithKline plc), Haleon UK Holdings Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings Limited) and Haleon UK Holdings (No.2) Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited) dated as of 19 December 2018. Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Exhibit 4.6[1]

Asset Transfer Framework Agreement dated as of 1 June 2022 between GSK plc, Haleon UK Holdings Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings Limited) and Haleon UK Holdings (No.2) Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited). Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Exhibit 4.7[1]	Demerger Agreement dated as of 1 June 2022 between the Registrant and GSK plc.

Exhibit 4.8[1]

Tax Covenant dated as of 1 June 2022 between GSK plc, Pfizer, Inc., Haleon UK Holdings Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings Limited), Haleon UK Holdings (No.2) Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited) and the Registrant. Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Exhibit 4.9[1]

Separation Co-operation and Implementation Agreement dated as of 1 June 2022 between GSK plc, Pfizer Inc., the Registrant, Haleon UK Holdings (No.2) Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited), Haleon UK Holdings Limited (formerly known as GlaxoSmithKline Consumer Healthcare Holdings Limited), Anacor Pharmaceuticals, Inc. and PF Consumer Healthcare Holdings LLC [2] . Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Exhibit 4.10[1]	Exchange Agreement dated as of 1 June 2022 between Pfizer Inc., Anacor Pharmaceuticals, Inc. and the Registrant.

212 Haleon Annual Report and Form 20-F 2024	Other Information

Other Information

Exhibit 4.11[1]

Transition Services Agreement dated as of 1 June 2022 between GlaxoSmithKline Services Unlimited, GlaxoSmithKline LLC, Haleon UK Services Limited (formerly known as GlaxoSmithKline Consumer Healthcare (Overseas) Limited) and Haleon US Holdings LLC (formerly known as GlaxoSmithKline Consumer Healthcare Holdings (US) LLC). Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Exhibit 4.12[1]

Registration Rights Agreement dated as of 1 June 2022 between the Registrant, Pfizer Inc., GSK plc, GSK (No.1) Scottish Limited Partnership, GSK (No.2) Scottish Limited Partnership and GSK (No.3) Scottish Limited Partnership.

Exhibit 4.13[1]	Rules of the Haleon plc Share Value Plan 2023.

Exhibit 4.14[1]	Rules of the Haleon plc Performance Share Plan 2023.

Exhibit 4.15[1]	Rules of the Deferred Annual Bonus Plan 2023.

Exhibit 8	List of subsidiaries of Haleon plc as at 31 December 2024 (can be found on pages 170-176).

Exhibit 11	Insider Trading Policy, the Haleon plc Share Dealing Code.

Exhibit 12.1	Certification of Brian McNamara filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

Exhibit 12.2	Certification of Dawn Allen filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

Exhibit 13.1	Certification of Brian McNamara and Dawn Allen furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 15.1	Consent of KPMG LLP (UK).

Exhibit 15.2	Consent of KPMG LLP (US).

Exhibit 17	List of Subsidiary Issuers of Guaranteed Securities.

Exhibit 97[1]	Compensation recovery policy.

Exhibit 101.INS	Inline XBRL Instance Document.

Exhibit 101.SCH	XBRL Taxonomy Extension Schema.

Exhibit 101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase.

Exhibit 101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase.

Exhibit 101.LAB	XBRL Taxonomy Extension Schema Label Linkbase.

Exhibit 101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase.

Exhibit 104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101).

1 Incorporated by reference.

2 This entity was dissolved on 28 December 2022.

Exhibits	Haleon Annual Report and Form 20-F 2024 213

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Haleon plc

Date : March 20 , 2025

/s/ Dawn Allen

Dawn Allen
Chief Financial Officer