Form 20-F
period 2025-12-31
Haleon plc
filed 2026-03-13
CIK 1900304

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2025

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

8,952,353,648 ordinary shares, nominal value £0.01 per share, as of 13 March, 2026.

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

Annual Report and Form 20-F 2025

Strategic Report Haleon at a glance 1 2025 highlights 2 Chair’s statement 3 Chief Executive Officer’s review 5 Our strategy 6 Market drivers 8 Our categories 9 Our approach to health inclusivity and sustainability 15 Climate and nature-related financial disclosures 19 Section 172 statement and stakeholder engagement 31 Our culture and people 35 Our key performance indicators 40 2025 Finance review 42 Our approach to risk 50 Viability statement 58 Statement of compliance 59 Corporate Governance Our Board of Directors 60 Our Executive Team 62 Letter from the Chair 63 Governance structure 64 Board activities 65 Workforce engagement 69 Audit & Risk Committee Report 70 Environmental & Social Sustainability Committee Report 74 Nominations & Governance Committee Report 76 Directors’ Remuneration Report 78 Compliance with the UK Corporate Governance Code 104 Consolidated Financial Statements Report of independent registered public accounting firm 119 Consolidated income statement 121 Consolidated statement of comprehensive income 122 Consolidated balance sheet 123 Consolidated statement of changes in equity 124 Consolidated cash flow statement 126 Notes to the Consolidated Financial Statements 127 Other Information Directors’ Report 175 Group information 179 Shareholder information 193 Exhibits 197 Form 20-F cross reference 199 Climate and nature-related disclosures cross reference 202 Forward-looking statements 204 Use of non-IFRS measures 205 Glossary 211 Useful information 212 What’s inside Contents We deliver better everyday health with humanity — combining trusted science, consumer insight, and global expertise. Our purpose drives sustainable growth by improving health outcomes, expanding access, and building confidence in self care, ensuring our brands make a measurable difference in people’s lives around the world. haleon.com/investors Our approach to reporting Integrated reporting In addition to our shares being listed on the London Stock Exchange (LSE), Haleon is a foreign private issuer (FPI) with American Depositary Shares (ADSs) listed on the New York Stock Exchange (NYSE). We have produced a combined Annual Report and Form 20-F to ensure consistency of information for both UK and US investors. This Report contains disclosures required to meet both regulatory regimes. The Report also includes non-IFRS measures, which we believe provide investors and other stakeholders with important additional information about the Company’s performance. Where used, they are indicated. External websites and/or reports that are referred to in this Report are not incorporated into and do not form part of this Report. Relevant policies are available on our website www.haleon.com/ who-we-are/Governance/codes-policies-and-standards Our key stakeholders Consumers Customers Employees Investors Health Professionals Suppliers Governments and industry regulators

Portfolio of leading brands in resilient categories Haleon at a glance A world-class consumer company focused on better everyday health Six market categories Oral Health Vitamins, Minerals & Supplements (VMS) Pain Relief Respiratory Health Digestive Health Therapeutic Skin Health & Other Key superior brands Category size/ Haleon position1 £30bn/#13 £66bn/#1 £20bn/#1 £32bn/#2 £20bn/#1 £34bn/#34 Combined category growth at 3–4%5 1. Global Data £MSP 2024 (‘Oralcare’, mapping to Oral Health). Nicholas Hall £MSP 2024 (VMS; ‘Analgesics’ mapping to Pain Relief; ‘Cough Cold & Allergy’ plus ‘Smoking Control’ mapping to Respiratory Health; ‘Gastrointestinals’ mapping to Digestive Health; and ‘Dermatologicals’ plus ‘Lifestyle CHC’ (excluding ‘Smoking Control’) mapping to Therapeutic Skin Health & Other). 2024 is the latest date to which data is available for the consumer healthcare market as a whole, beyond our individual categories. 2. Non-IFRS measures are defined and reconciled to the nearest IFRS measure, see from page 205 for more details. 3. Relates to Therapeutic Oral Health only, from: Haleon’s analysis of third-party data including IQVIA, Circana, Nielsen et al (2024). Data set based on Haleon global category standards. Haleon is #3 across the entire Oral Health category. 4. Relates to Therapeutic Skin Health only, mapped to the Nicholas Hall ‘Dermatologicals’ category alone. Haleon is #5 across the entire Therapeutic Skin Health & Other category. 5. Haleon’s analysis of third-party market data including IQVIA, Circana, NIQ et al (2024). Data set based on Haleon global category standards. Three key drivers of value creation: to unlock our full potential2 c.£200bn1 Market size 6 Global categories £11bn Revenue 4–6% organic revenue growth over the medium term Adjusted operating profit of high single-digit growth at constant currency Strong cash flow generation and disciplined capital allocation Our purpose: to deliver better everyday health with humanity Our strategy: our Win as One strategy is how we will realise our ambitions Find out more about our strategy from page 6 Strong EPS growthgenerating industry-leading shareholder returns 1 Strategic Report Haleon Annual Report and Form 20-F 2025 Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

2025 highlights Continued strong performance Reported financial measures Non-IFRS measures1 Non-financial measures Revenue £11.0bn 2024: £11.2bn Revenue growth (1.8)% 2024: (0.6)% Operating profit £2.4bn 2024: £2.2bn Operating profit growth 9.3% 2024: 10.5% Operating profit margin 21.9% 2024: 19.6% Net cash inflow from operating activities £2.6bn 2024: £2.3bn Total borrowings/ profit after tax 5.1x (2024: 6.9x) Diluted earnings per share 18.5p 2024: 15.7p Total dividend per ordinary share2 7.1p 2024: 6.6p Organic revenue growth 3.0% 2024: 5.0% Adjusted operating profit £2.5bn 2024: £2.5bn Organic operating profit growth 10.5% 2024: 9.8% Adjusted operating profit margin 22.9% 2024: 22.3% Free cash flow £1.9bn 2024: £1.9bn Net debt/adjusted EBITDA 2.6x 2.8x at 31 December 2024 Adjusted diluted earnings per share 18.8p 2024: 17.9p 55% reduction in net Scope 1 and 2 carbon emissions vs the 2020 baseline 9% reduction of virgin petroleum-based plastic 46.3% gender representation in leadership roles3 74m+ people empowered to be more included in opportunities for better everyday health 1. We use certain non-IFRS measures to provide additional information about the Company’s performance and position. Non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Non-IFRS measures are defined and reconciled to the nearest IFRS measure, see from page 205 for more details. 2. Includes the interim dividend of 2.2p paid on 18 September 2025, and the proposed final dividend of 4.9p per ordinary share. The total dividend represents a payout ratio of approximately 38% of adjusted earnings (2024: approximately 37%). 3. This does not include the US and Puerto Rico. 2 Haleon Annual Report and Form 20-F 2025

Chair’s statement Vindi Banga Chair For more information about our 2025 results use the QR code It was a privilege to be appointed Chair from 1 January 2026. Since then, I have been focused on supporting Brian and the Haleon Executive Team on our strategy, and positioning Haleon for the long term. 2025: Good progress in a challenging market Haleon delivered a competitive performance in 2025, outperforming our global categories in a challenging market. Against this backdrop, we improved our gross margin significantly through the ongoing transformation of our supply chain, allowing us to invest in strengthening our brands while delivering higher profits. Governance Following my appointment as Chair, Alan Stewart was appointed as Senior Independent Director from 1 January 2026. Bláthnaid Bergin, Chief Financial Officer of J Sainsbury plc and Matt Shattock, a highly experienced consumer sector leader were appointed to the Board in February and June 2025 respectively, adding to the collective experience and strength of the Board. The Board travelled to our global Over-the-Counter (OTC) R&D and manufacturing centre in Nyon, Switzerland and to our largest market, the US. These visits, as well as our regular interactions with colleagues across the business, provide valuable insights. We continue to uphold the highest standard of ethics and regulatory compliance ensuring transparency and accountability in all we do. We also reaffirmed our commitment to delivering better everyday health with humanity through our Health Inclusivity and Sustainability Report, which is an integral part of our Win as One strategy. In 2025, we achieved all the Responsible Business goals we set at listing, including empowering 50m people annually to access improved everyday health. We have now set an ambitious goal of providing opportunities for over 300m people a year to take more control of their health by 2030. Focus for 2026 The Board has the following priorities for this year. — Driving our growth, productivity and culture change agenda, including the implementation of our new operating model. — Supporting our value creation framework through disciplined capital allocation to deliver our ambition of generating industry-leading shareholder returns. — Building our capabilities in innovation, marketing, R&D, information, data analytics and customer excellence to that of a world-class consumer-focused business. — Maintaining strong corporate governance and upholding robust ethical standards. My Board and I will work closely with the Executive Team to support Haleon’s continuing evolution, and drive performance and shareholder returns through the delivery of our strategy. Thank you I would like to thank Sir Dave Lewis for his contribution as Chair since listing, as well as Brian and the Executive Team for their commitment and hard work in 2025. Win as One In May, we launched our new Win as One strategy, a bold and ambitious plan to unlock our full potential. We are focused on delivering three strategic priorities: delivering consistent growth, unlocking productivity gains and embedding an agile, performance-focused culture. In January 2026, we announced our new operating model, which will enable us to drive growth and agility in support of our new strategy. This will enable better investment choices, superior execution and enhanced marketing and brand-building capabilities. Disciplined capital allocation and dividend The final Pfizer sell-down in March 2025 was an important milestone for us as a standalone business and reflects our significant progress since listing. We have delevered to 2.6x net debt / adjusted EBITDA, enabling us to return substantial value to our shareholders. In 2025, we returned a total of £1.1bn through dividends and buyback. Our strategic position in China, our second-largest market and a key source of long-term growth, was advanced through the acquisition of the remaining 12% stake in our TSKF joint venture. We remain focused on bolt-on acquisitions that complement our existing portfolio, with a strong strategic fit and attractive financials. The Board is proposing a total dividend of 7.1p per ordinary share which represents a payout ratio of approximately 38% of 2025 adjusted earnings. This includes a final dividend of 4.9p per ordinary share. A year of good progress We are focused on delivering our three key priorities in support of our Win as One strategy. 3 Strategic Report Haleon Annual Report and Form 20-F 2025 Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

This page intentionally left blank 4 Haleon Annual Report and Form 20-F 2025

Chief Executive Officer’s review Transforming into a world-class consumer company 2025 was an important year for Haleon. We made good progress against our three strategic priorities: delivering competitive growth in a challenging environment; unlocking productivity gains and embedding an agile; performance-focused culture. Financial highlights Organic revenue grew 3.0% (reported (1.8)%) and 60% of our brands grew or maintained market share. We continued to drive productivity, with adjusted gross profit margin up 220bps at constant currency (reported 350bps), which provided capacity for healthy investment in the business. This resulted in organic operating profit growth of 10.5% (reported 9.3%). Adjusted operating profit margin increased 160bps on an organic basis and 60bps on an actual exchange rate basis (reported 230bps). Free cash flow for the year was strong, and we invested in high-growth markets such as China, where we acquired the remaining stake in our TSKF joint venture to take us to full ownership. Productivity We aim to unlock £800m in gross supply chain savings over the next five years through optimising our supply chain, allowing us to deliver operating leverage more consistently to the bottom line. Progress includes: — Tracking well against our targets to reduce SKUs, packaging and formulations by around 30%. — Increasing our multi-sourcing of ingredients to around 90% and lower logistics costs from optimising shipments, ports and global leverage. Further efficiencies will flow from globalised engineering, technical platforms and an innovation supply chain. Culture We are transforming Haleon into a world-class consumer company, with an agile, performance-focused culture. Progress includes: — Employee engagement reached 82% in our latest annual engagement survey. — In January 2026, we announced plans to evolve our operating model to drive growth and agility in support of our Win as One ambitions. This included creating a new Chief Growth Officer role to lead our growth and innovation agenda alongside the creation of six new Operating Units, which all sit on the Haleon Executive Team, bringing the voice of consumers deeper into strategic decision making. Strengthening our leadership In May 2025, we welcomed Nathalie Gerschtein as our new President, North America, who brings over two decades of experience across the retail, FMCG and beauty industries. Carl Haney also joined as our new Chief R&D Officer in August 2025, bringing world-class expertise in driving transformative innovation within global consumer businesses. Introducing our Win as One strategy Haleon operates in an attractive and highly relevant global consumer health sector worth around £200bn1 today. We are well positioned to benefit from favourable long-term macro trends including the global focus on health and wellness, ageing populations, and a growing middle class, particularly in emerging markets. This year, we launched our Win as One strategy, which will enable us to unlock our full potential. It will support our ambitions to reach one billion more consumers by 2030 and deliver industry-leading shareholder returns. Read more on page 6. Growth Leveraging our global footprint, scaling our innovations and capitalising on the strength and breadth of our superior brands, will enable us to deliver health in more hands. We are focused on three key opportunities: — Closing the incidence vs treatment gap: In Gum Health, parodontax has become one of our top-selling innovations across China’s largest three cities and is now in over 10,000 stores. We continue to roll out Sensodyne’s Clinical range which is fuelling growth among younger consumers. — Innovation-led premiumisation: In North America, we launched our new nasal mist technology under the Theraflu brand following its success with Otrivin, which is driving strong market gains. In VMS, the expansion of Centrum Daily Kits across Asia-Pacific has delivered market share gains with over one million packs sold since launch. — Reaching lower-income consumers: We more than doubled rural India distribution to 600,000 outlets, boosting 20-Rupee Sensodyne consumption, expanding ENO 3-in-1 reach and launching 10-Rupee Centrum Recharge. Brian McNamara Chief Executive Officer As part of our announcement to evolve our operating model in January 2026, Filippo Lanzi became Chief Growth Officer, and Björn Timelin became Chief Transformation Officer. Jon Workman was appointed President, Europe and Özlem Kaynak was named as President, Middle East & Africa. We also welcomed two new external leaders. Andrés González joined as President, Latin America from Unilever, where he was most recently President Beauty & Wellbeing LatAm and President, Unilever Brazil. Kedar Lele joined as President, India Subcontinent from Castrol India Ltd, where he was most recently Managing Director for Castrol India’s South Asia business. Thank you to Lisa Paley and Franck Riot, who left the business in 2025, for their significant contributions to Haleon. 2026 outlook The opportunity ahead for Haleon is significant and I remain confident in our ability to deliver on our medium-term guidance. In 2026, we expect organic revenue growth of 3–5% and high single-digit adjusted operating profit growth at constant currency. Thank you I would like to thank Sir Dave Lewis for the instrumental role he played as Haleon’s Chair since our listing in July 2022, and for his support to me and my Executive Team. I look forward to working closely with Vindi Banga, our new Chair, in the year ahead. Vindi has an extensive track record in global consumer businesses and extensive international Board experience. Finally, I would like to thank the Board and everyone at Haleon for their hard work and commitment to the business. Win as One 1. Nicholas Hall, Euromonitor Passport and Haleon analysis of third-party data, the latest available data for the Consumer Healthcare market as a whole, beyond our individual categories. 5 Strategic Report Haleon Annual Report and Form 20-F 2025 Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Our strategy We are making good progress to transform Haleon into a world-class consumer company. Our Win as One strategy is all about raising our ambitions and unlocking our full potential. It is how we are mobilising and driving the organisation forward, to capture the opportunities we see ahead. Our strategy consists of mutually reinforcing elements: our purpose, two ambitions, four strategic drivers and four behaviours. 1. Health in more hands Help many more people solve more of their everyday health needs This is about unlocking significant headroom within our categories. It is about driving penetration, closing the incidence vs treatment gap, delivering innovation-led premiumisation, and expanding reach among under-served segments, including lower-income consumers. It is also about driving geographic expansion and new occasions. 2. Superior brands Build superior brands – trusted and preferred by consumers, customers and experts This is about leveraging our category footprint, scaling our innovations, capitalising on the strength and breadth of our brand portfolio, and driving expert advocacy and recommendation. We are also developing superior innovation and claims backed by scientific evidence, delighting consumers with pack and sensorial attributes, and ensuring brilliant execution to be first choice at shelf. 3. Wired for excellence Create capability advantage across the value chain – powered by data, digital and analytics, and operational excellence We are driving efficiency and productivity across the entire value chain. This includes reducing unnecessary complexity and inefficiency in our supply chain – radically simplifying our current portfolio and evolving our manufacturing footprint. We are also driving innovation, and customer and shopper excellence. 4. Full potential people Unleash the full potential of our people to be at their best We do this by unlocking the potential of our people to deliver on our ambitions and cultivating a culture that gives us a genuine competitive advantage. We are simplifying our processes, uplifting capability and driving a culture shift to become a more agile, performance-focused company. This includes streamlining our operating model and continuing to expand our business services footprint to support our growth and productivity agenda. Our strategy: Win as One We have defined two ambitions Reach 1bn more consumers by 2030 We are proud of the impact we have on people around the world. Haleon helps 1.4bn consumers1 globally to look after their everyday health and by 2030 we aim to serve a billion more. Generate industry-leading shareholder returns We will create value for shareholders and generate industry-leading shareholder returns by driving continued top-line growth, capturing significant gross profit margin opportunity and continuing to transform into a more agile and performance-focused consumer company. We will deliver our ambitions through four strategic drivers Strategic drivers Health in more hands Superior brands Wired for excellence Full potential people Reach 1bn more consumers by 2030 Generate industry leading shareholder returns Deliver better everyday health with humanity Our behaviours Consumer first, always Collaborate for impact Unlock value, at pace Grow myself and others Our purpose Our purpose is to deliver better everyday health with humanity. This is the impact we want to create for our consumers around the world. 1. Reach modelling study 2025, conducted by Europanel (a joint venture between Numerator UK Ltd and YouGov GMBh). 6 Haleon Annual Report and Form 20-F 2025

We are focused on addressing the social and environmental barriers that hold people back from better everyday health. For us this includes: empowering people to take charge of their health, minimising our impact on the environment, and upholding high standards across our value chain. Our Health Inclusivity and Sustainability strategy is woven into every element of our strategy and is at the heart of everything we do To Win as One, we have embedded four behaviours Our competitive strengths will help us unlock our ambitions 1. Consumer first, always Understand the consumer and take action to meet their needs; make purpose-led decisions; and prioritise solutions that benefit consumers. 2. Collaborate for impact Build relationships to deliver our purpose and ambitions; seek diverse views to test thinking; and constructively challenge for better outcomes. 3. Unlock value at pace Effectively use data to shape stretching goals; relentlessly focus on creating shareholder value; and have a bias for action – fast decisions, execute, learn and improve. 4. Grow myself and others Our employees own their own growth and performance, have candid conversations and energise and inspire others for resilience and potential The Board and Executive Team review updates on strategy evolution and performance throughout the year. See also our approach to health inclusivity and sustainability, key performance indicators, 2025 finance review, approach to risk, and Board activities’ sections, on pages 15, 40, 42, 50 and 65. Consumer first We focus on understanding the consumer and prioritising solutions that meet their health needs. This helps us to develop fit-for-purpose innovation and communication, and to enhance our engagement with Health Professionals who help educate consumers. There is a huge opportunity to create products that improve people’s quality of life, not just treat their health needs. Trusted science We leverage the technical and scientific expertise of our scientists, and are investing c. £200m in a new cutting-edge R&D facility. Our regulatory excellence is world class, and we continue to advance this to shape the future of healthcare policy and regulation, innovate with new digital solutions, and actively support product licences. Science is at the heart of our brands, and we are going to continue investing here, but in new digital ways. In addition to our high-quality clinical studies, we are expanding the use of ‘real-world-evidence studies’ to provide robust insight into both usage and quality-of-life benefits of products for our consumers. Pharmacy channel expertise Pharmacies are considered a first point of care for consumers. Our geographic footprint and extensive sales force give us strong reach in this channel, where recommendation of trusted health products matters. We have direct relationships with pharmacists, anchored in: offering best-in-class shopper experience through a variety of tools and solutions; leading category growth via our in-store execution programmes; and educating and partnering with pharmacists to best engage with their customers, enriched with digital capabilities. 7 Strategic Report Haleon Annual Report and Form 20-F 2025 Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Market drivers Consumer Health is an attractive, evolving sector supported by long-term macro trends Socioeconomic and geopolitical dynamics shifting Consumer needs evolving Channel landscape evolving Regulatory dynamics changing Global population growth is driven by Asia and Middle East and Africa, with India having overtaken China in population size. Emerging-market urbanisation and middle-class expansion, and developed-market income polarisation, are driving self-care. Geopolitical risks, tariffs and currency fluctuations also impact affordability and supply chains. Chronic conditions are becoming more common, driven by ageing populations, and environmental and behavioural factors. Online channels are becoming a key source of health information and health specialists are still influencing purchasing decisions1 .. Demand is also increasing for holistic health solutions1 , digital tools, ingredient transparency, efficacy and credibility. Grocery, drug and traditional pharmacy channels are under significant pressure, with increasing input costs. Meanwhile, shifts to ecommerce and eB2B are accelerating. As a consequence, retailers and online platforms are using data and technology to shape their offerings, pricing and consumer experience. Health systems are shifting towards self-care and expanding the role of pharmacies to manage strong self-care demand, health-worker shortages and cost pressures. Regulations are also increasing – with stronger scrutiny of health claims, tighter ingredient safety and transparency, and increasing ESG regulations and reporting requirements. 53% of Consumer Health market growth comes from emerging markets2 1.4bn people will be aged 60+ by 20303 23% of Consumer Health sales are made online4 18m global health-workers shortage expected by 20303 Broader sector dynamics The Consumer Health sector continued to emerge and evolve in 2025. Opella became a standalone Consumer Health company, following the completion of Sanofi’s sale of a controlling 50% stake to private equity firm Clayton, Dubilier & Rice. Following Kenvue’s listing as a fully-independent company, Kimberly-Clark announced its intention to acquire Kenvue and create a $32bn global health and wellness company. In parallel, Consumer Health companies are actively reshaping their portfolios: Church & Dwight and Nestlé engaged in strategic reviews of their VMS businesses; and Procter & Gamble recently acquired Digestive Health brand Wonderbelly. Reckitt divested its Essential Home business (retaining a 30% equity stake), to become a simpler consumer health and hygiene company. Businesses in the sector include Bayer, Church & Dwight, Colgate-Palmolive, Kenvue, Nestlé, Opella, Procter & Gamble, Reckitt and Unilever, along with local players. While the sector is highly competitive, Haleon has been able to differentiate itself through its purpose and Win as One strategy, underpinned by consumer understanding, trusted science and pharmacy channel expertise. Haleon is well positioned. As socioeconomic and geopolitical dynamics shift, we see growing opportunities to drive reach and optimise our supply chain. We have strong positions in attractive categories, which help us address evolving consumer needs and regulatory trends. We are investing in digital and technology, and have competitive strengths in pharmacies and with experts, to help us adapt to the evolving channel landscape. 1. Source: NIQ, ‘Global State of Health and Wellness’, 2025. 2. Nicholas Hall’s global CHC database, DB6 (2024), GlobalData (2024). 3. World Health Organization. 4. Euromonitor. 8 Haleon Annual Report and Form 20-F 2025

Our categories Oral Health Activity examples Key growth driver and 2025 activities Market driver(s) Innovation-led premiumisation Expanded Sensodyne Clinical range globally. Clinically proven to whiten teeth by two shades5 and provide 24/7 sensitivity protection6, Sensodyne Clinical White is now available in more than 25 markets and is ranked as a top 10 innovation in the US Oral Health market. Expanding reach Improved access to Oral Health in emerging markets. Introduced an affordable Sensodyne Cavity + Sensitivity toothpaste in 15 markets, including Indonesia and South Africa, addressing affordability barriers, and supported by online activation. Scaling innovation Expanded Gum Health innovation globally. Building on its successful 2024 launch, we expanded parodontax’s distribution in China7 , contributing to the brand’s global double-digit growth8. Expert recommendation Strengthened scientific leadership in Gum Health Sensitivity care. Presented two sessions at ‘EuroPerio 11’, attended by over 10,000 dental professionals, around evidence-based care for dentine hypersensitivity and gingivitis. Superior innovation Enhanced Denture Care performance, with the rollout of Poligrip Ultimate ‘All in One’ across Europe, US and Japan8. It offers 263% stronger hold9 , our best biting power10 and clinically-proven comfort with 12-hour hold. The launch achieved around 5% market share in Japan within seven months of launch11 and ranked as the #1 Denture Care innovation in the US12. See page 47 for further information on performance during the year. 2025 revenue £3,461m 4.5% growth 7.9% organic growth Our brands The importance of Oral Health According to the World Health Organization (WHO), nearly half of the world’s population is affected by oral diseases or conditions, with cases increasing by c.1 billion1over the past 30 years. Poor Oral Health not only leads to discomfort and pain, it also increases the risk of noncommunicable diseases such as diabetes, obesity and cardiovascular diseases. Oral Health conditions are, in most cases, preventable and treatable, if managed in their early stages. Tooth sensitivity and gum disease are widespread (each with c.45–50% prevalence2 ), yet treatment rates remain low, with for example only around a third of consumers2 using a specialist toothpaste for each condition. Our position We focus on premium, specialist Therapeutic Oral Health with broad geographic presence. Haleon is the global #13 in Sensitivity toothpaste (with Sensodyne), #24 in Gum Health toothpaste (with parodontax), and #13 in Denture Care (with Corega/ Polident/Poligrip). 1. Source: World Health Organization, Global Oral Health Status Report, 2022. 2. Source: Sensodyne Haleon Incidence & Usage Study, 2022, across 10 markets; parodontax Global U&A Refresh 2022 Clear. 3. Source: GlobalData (2024), the latest available data for the Consumer Health as a whole, beyond our individual categories, and Haleon analysis of third-party market data. Share rankings shown are based on value sales for the year ended December 2024. 4. Source: Haleon’s analysis of third-party data including IQVIA, Circana, Nielsen et al (2024). Data set is based on Haleon global category standards. 5. Versus a non-whitening toothpaste after 8 weeks’ twice daily brushing. 6. With twice daily brushing. 7. Source: Haleon’s analysis of third-party data including IQVIA, Circana, Nielsen et al (October 2025 year to date). Data set is based on Haleon global category standards. 8. Source: Haleon’s analysis of third-party data including IQVIA, Circana, Nielsen et al (MAT, September 2025). Data set is based on Haleon global category standards. 9. Versus no adhesive at 1 hour. 10. Includes Poligrip’s best biting-power technology. 11. Source: Haleon’s analysis of third-party data including IQVIA, Circana, Nielsen et al (March to September 2025). Data set is based on Haleon global category standards. 12. Source: Circana, LLC, Total US – MULO+ with Convenience, Denture Care Category, 2025 Innovation: Y, Dollar Sales, CY Ending Dec 28, 2025. Market drivers Socioeconomic and geopolitical dynamics shifting Consumer needs evolving Channel landscape evolving Regulatory dynamics changing Haleon Annual Report and Form 20-F 2025 9 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Our categories continued Vitamins, Minerals & Supplements (VMS) Activity examples Key growth driver and 2025 activities Market driver(s) Innovation-led premiumisation Continued our expansion across Asia-Pacific of our Centrum Daily Kits range, a 30-day supply of tailored vitamins for gender and age needs. The range now features added premium benefits including cellular health and metabolism support, delivering the largest innovation for Centrum globally. Expanding reach Accelerated access to Centrum range for lower-income consumers, via growth of our Centrum Essential Benefit range of Multivitamin, Energy and Immunity solutions. The range continued to attract new consumers to the category and Centrum brand in Brazil. Superior innovation Launched Caltrate Kids Liquid in China, with a patented Vitamin K2 formulation for ten times better absorption, supported by key-opinion-leader content to enhance education and build consumer trust in digital commerce. Claims backed by evidence Launched new, superior cognition claim for Centrum Silver in the US, that ‘Taking Centrum Silver may slow cognitive ageing up to 60%’, amplified by digital activation and influencer support. Expert recommendation Enhanced expert activation for Centrum. Continued inviting experts globally, and across the US and Southeast Asia, to ‘Think Again’ about Multivitamin benefits. Over 85% of experts in the Philippines who took part stated that they would be likely to recommend Centrum Multivitamin to their patients. Meaningful and different brands Expanded the Emergen-C brand in the US. Launched a new master-brand campaign, ‘So much more than Vitamin C!’, highlighting Emergen-C ingredients beyond vitamin C (including B vitamins, zinc and electrolytes), driving share growth in the market. See page 47 for further information on performance during the year. 2025 revenue £1,685m (0.6)% growth 1.9% organic growth Our brands The importance of VMS Health and wellness is a top priority for consumers, with particular interests in need states such as nutrition, cognition, longevity and weight management. Good nutrition also serves as the foundation for other health and wellness needs. However, the majority of the global population do not consume enough micronutrients essential to health. Our ambition is to enable consumers to take control of their health and wellness with trusted, science-backed supplements that fill critical nutrient gaps. Our position Haleon is the #1 player in VMS globally1 .. Our key brands include: Centrum – the world’s leading Multivitamin1 ; Caltrate – world leader in Calcium1 ; and Emergen-C – world leader in Vitamin C1 .. 1. Source: Nicholas Hall’s global CHC database, DB6 (2024) and Haleon analysis of third-party market data, the latest available data for the Consumer Health market as a whole, beyond our individual categories. Market drivers Socioeconomic and geopolitical dynamics shifting Consumer needs evolving Channel landscape evolving Regulatory dynamics changing 10 Haleon Annual Report and Form 20-F 2025

Activity examples Key growth driver and 2025 activities Market driver(s) Geographic expansion Expanded Voltaren 2% into China. Launched Voltaren 12-Hour Pain Relief Gel in China, driving market share growth in Pain Relief in that market2. Meaningful and differentiated brands Launched a new campaign for Advil US. ‘No Pain, More Gain’, which went back to the root strength of the brand, efficacy. It launched in July and delivered positive share performance even in the first 12 weeks3 .. Expert recommendation Partnered with medical experts to advance the understanding of pain. We launched the Haleon Pain Management Institute (HPMI) in 15 countries across the globe, in collaboration with local Health Professionals. This initiative reflects Haleon’s commitment to accelerate the science and understanding of pain for better pain management and outcomes. Brilliant execution Scaled Voltaren’s sponsorship approach. Voltaren became the official licensed pain killer of the UEFA Champions League, a first for Haleon, Voltaren and UEFA. The campaign, designed to strengthen Voltaren’s relevance among younger, active consumers, culminated at the final in Munich in May 2025 and was activated across broad media channels, including in-store displays and an experiential zone within the stadium. Pain Relief The importance of Pain Relief Pain is a consistent and universal issue, affecting over 90%1 of the adult population. Yet six in ten1 people wait before treating it, while only one in three1 people seek relief from their pain immediately. When we fail to manage our pain, many aspects of our health can suffer, for example we exercise less, move less and struggle to sleep. The social and emotional impacts of pain continue to increase, with stigma and social isolation arising from everyday pain increasing worldwide1 .. We aim to break down the barriers to seeking Pain Relief, to support better everyday health for everyone. Our position Our portfolio spans Systemic and Topical sub-categories, with strong brands including Voltaren, Panadol, Advil, Excedrin, Fenbid and Grand-Pa. 1. Source: Haleon Global Pain Index, 2023, 5th Edition. 2. Source: Haleon’s analysis of third-party data including IQVIA, Circana, Nielsen et al (12 months to September 2025). Data set is based on Haleon global category standards. 3. Source: Haleon’s analysis of third-party data including IQVIA, Circana, Nielsen et al (2025). Data set is based on Haleon global category standards. See page 47 for further information on performance during the year. 2025 revenue £2,564m –% growth 2.3% organic growth Our brands Market drivers Socioeconomic and geopolitical dynamics shifting Consumer needs evolving Channel landscape evolving Regulatory dynamics changing Haleon Annual Report and Form 20-F 2025 11 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Our categories continued Respiratory Health The importance of Respiratory Health Respiratory Health is a key pillar of everyday health, with the common cold being one of the most common infectious diseases1 , having a high impact on people’s quality of life and global economies. Many consumers seek out self-care options for common cold-related symptoms, with 70%-80% of sufferers feeling confident in treating themselves for these conditions2, yet over 40% do not utilise Over-the-Counter (OTC) treatments3 .. Our ambition is to close the incidence vs treatment gap with our portfolio of trusted brands. Our position Our portfolio spans a range of Cough, Cold and Allergy sub-categories, with strong brands including Otrivin, Theraflu, Flonase and Robitussin. 1. Source: Harvard Health, 2023. 2. Source: Global Self-Care Federation, 2024. 3. Source: The Consumer Healthcare Association, 2023. 4. Source: Haleon’s analysis of third-party data including IQVIA, Circana, Nielsen et al (November 2025 year to date). Data set is based on Haleon global category standards. Activity examples Key growth driver and 2025 activities Market driver(s) Innovation-led premiumisation Continued the global expansion of our superior Otrivin Nasal Mist. We launched this in a further 10 countries in 2025, including in Italy, Norway and the US. It was also launched under our Theraflu brand in the US4. The continued roll-out drove global consumption growth in 2025 ahead of the market4. Innovation-led premiumisation Received industry recognition for Nasal Mist innovation. Theraflu Nasal Mist won the ‘Best in Show 2025’ Ameristar design award for its innovative side-actuated spray – offering comfort, precision, accessibility and safety-compliant packaging. It also recently won a WorldStar Global Packaging Award 2026 in the US. Meaningful and different brands Theraflu strengthened demand power. We continued Theraflu’s award-winning ‘Right to Rest and Recover’ multi-year initiative in the US and Poland, to champion the right for workers to take time off when they fall sick. This consistently-lived purpose helped build relevance with the consumer and strengthen Theraflu’s brand demand power among those exposed to the campaign. Health inclusivity and sustainability Making our packaging more sustainable. We are progressing with the transition to using mass balance bio-based resins for the production of Otrivin nasal sprays, which delivered incremental virgin petroleum-based plastic savings in 2025. See page 47 for further information on performance during the year. 2025 revenue £1,873m (11.7)% growth (1.9)% organic growth Our brands Market drivers Socioeconomic and geopolitical dynamics shifting Consumer needs evolving Channel landscape evolving Regulatory dynamics changing 12 Haleon Annual Report and Form 20-F 2025

2025 revenue £987m (4.1)% growth 0.5% organic growth Our brands Digestive Health See page 47 for further information on performance during the year. Activity examples Key growth driver and 2025 activities Market driver(s) Delighting consumers Grew Tums’ household penetration. In the US, expansion of a new format (Chewy Bites) and retail exclusive flavours, supported by digital commerce acceleration, attracted new, young consumers to the category and lowered barriers to treatment. Innovation-led premiumisation Expanded Benefiber to new consumers for proactive digestive wellness. Benefiber Prebiotic Fiber + Supergreens targets GLP-1 users, to help close the fibre gap related to low-calorie diets and support energy levels. Activation included an influencer programme designed to engage GLP-1 consumers, complemented by in-store activations across key retailers. Meaningful and different brands Drove growth with a new Benefiber campaign. Successfully launched a new master-brand communication for the Benefiber brand, ‘Grow what feels good’, reinforcing proactive gut health through fibre. It helped drive Benefiber growth at more than twice the rate of growth of the Fibre category. Innovation-led premiumisation Continued to grow ENO ‘3 in 1’ in India, gaining significant share. Launched in 2024, it combines the trusted relief of ENO, as India’s #1 Antacid Immediate Relief brand3, with natural ingredients – cumin, carom seeds and black salt. It provides a one-stop solution, for fast and effective relief to treat multiple symptoms (acidity, gas and indigestion). Expanding reach Improved access to Digestive Health in Brazil with a new, convenient and affordable format. Continued the expansion of Digestive Health products in Brazil with ENOMAGNO stick pack format, a new brand tailored for the Magnesium Hydroxide liquid range. It offers the same product in a convenient, single-dose, on-the-go format, with lower out-of-pocket vs the regular format (bottles). ENOMAGNO stick pack drove market share gains4 in the liquid segment, with more than 80% of stick-pack consumers being new to the category. The importance of Digestive Health Digestive Health issues affect a large proportion of the global population. For example, over 60% of adults in the US experience digestive health issues. A healthy digestive system ensures that the body effectively absorbs nutrients, vitamins and minerals from food, which are essential for maintaining energy levels, supporting immune function and promoting overall health. The Digestive Health category includes proactive solutions that complement the VMS category, such as fibre, as well as reactive treatments, like antacids and laxatives. There is growing consumer demand for Digestive Health solutions, driven by increased awareness of the importance of gut health, as well as the increase in GLP-1 use1 .. Our position Haleon is the #12 manufacturer in the global Digestive Health category, driven by our leading position in Antacids. We have a focused geographic presence in Digestive Health across key markets – US, India and Brazil (representing c.85%2 of sales) – underpinned by brands such as Tums, ENO and Benefiber. 1. Source: NIQ, ‘Global State of Health and Wellness’, 2025. 2. Source: Nicholas Hall’s global CHC database, DB6 (2024) and Haleon analysis of third-party data (2024), the latest available data for the Consumer Healthcare market as a whole, beyond our individual categories. Digestive Health refers to the Gastrointestinals category. 3. Haleon’s analysis of third-party data including IQVIA, Circana, Nielsen et al (November 2025 year to date). Data set is based on Haleon global category standards. 4. Source: IQVIA, OTC consumption report, July-September 2025. Market drivers Socioeconomic and geopolitical dynamics shifting Consumer needs evolving Channel landscape evolving Regulatory dynamics changing Haleon Annual Report and Form 20-F 2025 13 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

2025 revenue £460m (9.8)% growth 2.0% organic growth Our brands Therapeutic Skin Health & Other See page 47 for further information on performance during the year. The importance of Therapeutic Skin Health & Other In 2021, skin and sub-cutaneous diseases affected 25% of the population, up by over 35% since 1990, contributed to by lifestyle, environmental and climate change factors. They disproportionately affect women, children, older adults and disadvantaged groups, often leading to stigma and discrimination. However, awareness remains low – both among Health Providers and the general public. In 2025, WHO Member States adopted a resolution to recognise skin diseases as a global health priority1 .. Our aim is to help consumers better manage their conditions, to deliver better everyday health. Our position Our Therapeutic Skin Health & Other brands consist of key brands such as: Zovirax/Abreva – the global leader in Cold Sore treatments; Bactroban – the leading Wound-Healing brand in China; and Fenistil – the top Anti-Itch solution in EMEA & LATAM. Outside of Therapeutic Skin Health brands, our key ‘Other’ brand is Eroxon. 1. Source: World Health Organization, 2025. 2. Source: IQVIA, OTC consumption report, July-September 2025, topline L1M data showing 11% market share and #2 position in September 2025. 3. Source: IQVIA OTC consumption report, L6M Oct 2026. Activity examples Key growth driver and 2025 activities Market driver(s) Closing the incidence vs treatment gap Further expanded the Bactroban brand beyond antibacterial ointment in China. Bactroban launched Adapalene Gel in 2024, as an acne treatment for face, chest and back, and has already achieved the number two position in the acne market in China2. Expert recommendation Advanced Bactroban leadership in China county areas via a treatment and education campaign. Bactroban engaged dermatologists in providing free mobile dermatology clinics and educational events, delivering healthcare and wellbeing to consumers’ doorsteps via county hospitals. The initiative also included training sessions for dermatologists on various skin conditions. This helped strengthen consumer and expert awareness, and Bactroban’s number one position in wound healing in the county3 .. Claims backed by evidence Leveraged expert-led communication to drive growth of Abreva, with the launch of a new digital campaign in the US. The campaign featured a board-certified dermatologist as the brand spokesperson. It was centred around the claim, ’5 in 1 multi-symptom cold sore relief’, to support consumers with faster healing and relief from pain, burning, itching and tingling. Market drivers Socioeconomic and geopolitical dynamics shifting Consumer needs evolving Channel landscape evolving Regulatory dynamics changing Our categories continued 14 Haleon Annual Report and Form 20-F 2025

Our approach to health inclusivity and sustainability Health inclusivity and sustainability Our goals 2025 performance1 2024 performance1 We aim to empower millions of people a year to be more included in opportunities for better everyday health, empowering 50 million people a year by 20252. 74m+ 50m+ We aim to reduce our net Scope 1 and 2 carbon emissions by 100% by 2030 vs a 2020 baseline3 .. (55)% (50)% We aim to reduce our Scope 3 carbon emissions from source to sale by 42% by 2030 vs a 2022 baseline3 .. (13)% (9)%4 We aim to reduce our use of virgin petroleum-based plastic by 10% by 2025, and a third by 2030 vs a 2022 baseline2,5. (9)% (1)% We aim to develop solutions for all product packaging to be recycle-ready by 2025 and recyclable or reusable by 2030, where safety, quality and regulations permit2,5,6,7. 80% 79%8 We aim for all key agricultural, forest and marine-derived materials used in our ingredients and packaging to be sustainably sourced and deforestation-free by 20309 .. 90% 81% We aim to achieve TRUE certification10 at all our manufacturing sites by 203011. 11/24 5/24 We aim to achieve Alliance for Water Stewardship (AWS) standard certification at all our manufacturing sites by 202511. 24/24 12/24 We aim to achieve gender parity in leadership roles by 203012. 46.3% 44.6% Further information on our Health Inclusivity and Sustainability strategy, Double Materiality Assessment and 2025 performance can be found in our 2025 Health Inclusivity and Sustainability Report. For further information on our reporting criteria, see Haleon’s 2025 Health Inclusivity and Sustainability Basis of Reporting. 1. The reporting periods for Scope 1 and 2 carbon emissions (market-based) and health inclusivity are 1 December (in the prior year) to 30 November (in the year stated). The annual reporting periods for Scope 3 emissions, plastic, packaging and sustainable sourcing are 1 July (in the prior year) to 30 June (in the year stated). The annual reporting periods for TRUE (Total Resource Use and Efficiency) certification, AWS certification and the baseline comparison years are calendar year. Gender representation is as at 31 December in the year stated on the basis of an average as at the end of each quarter. 2. The end point for the 2025 goal is the end of the 2025 calendar year. 3. Scope 1 and 2 emissions performance reflects market-based emissions under Haleon’s operational control. Carbon offsets were used to reduce 11% of our location-based Scope 1 and 2 emissions in 2025. Our Scope 1 & 2 goal is underpinned by a 95% absolute reduction target. Scope 3 estimated emissions includes all indirect emissions from Haleon’s value chain and all GHG Protocol categories except 6, 7 and 10-15. 4. The 2024 Scope 3 result and 2022 baseline differ from the value (2024: (10)%) in the 2024 Annual Report and Form 20-F due to methodology and data improvements, including updated emission factors and granular data for products made at third-party manufacturers. While the change in the Scope 3 result is not material, the change in split of emissions across the GHG protocol categories is material. The restated Scope 3 result better reflects the drivers of our footprint and where we are focusing our actions. 5. Scope of our estimated packaging footprint includes product packaging and some devices, including toothbrushes. 6. The stated performance is against the 2025 recycle-ready goal only. 7. The reported result against the recycle-ready goal does not exclude packaging where there is not a recycle-ready solution that meets stringent safety, quality and regulatory requirements for healthcare packaging. 8. The 2024 result differs from the value, 74%, disclosed in the 2024 Annual Report and Form 20-F due to packaging data improvements at internal sites and inclusion of granular data for products made at third-party manufacturers. 9. Scope includes Haleon’s globally managed spend on key materials which are agricultural, forestry or marine-derived. Globally managed spend covers the majority of our internal spend and expands across some of our third-party manufacturing network. 10. TRUE, is a recognised zero-waste certification programme. 11. Haleon has 25 manufacturing sites. The increase from 24 sites last year is due to the Company now treating its two sites in Suzhou, China as separate sites for operational purposes. 24 of our 25 manufacturing sites are included in our AWS and TRUE certification goals. Maidenhead is excluded as it ceased manufacturing operations towards the end of 2025. 12. Gender parity is defined as between 48-52%. Since 2025, this metric does not include the US and Puerto Rico. The 2024 result has also been updated to exclude these, hence the 2024 result shown differs from the value of 45.2% disclosed in the 2024 Annual Report and Form 20-F and the 2024 Responsible Business Report. Percentage indicates the percentage of female permanent employees. In 2025, we refreshed our Health Inclusivity and Sustainability strategy, putting improving health inclusivity at the centre, reflecting where we believe we can have the most impact. Our purpose is to deliver better everyday health with humanity. But today too many people are held back from this due to lack of knowledge, access to affordable care and bias and prejudice. Changes to the environment are also impacting people’s health, with the most vulnerable hit first and hardest. That is why improving health inclusivity is central to our strategy. By building health literacy, increasing access to everyday-health products, tackling bias and prejudice, and providing solutions to help people manage the impact of environmental changes, we can help millions of people take more control of their everyday health. Because we know when people have the knowledge, tools and confidence to care for their health, it strengthens families, communities and health systems. We also recognise that our long-term success is dependent on the health of people, the natural world and the shared resources we all rely on. That is why we are focused on reducing our environmental footprint and operating with enduring resilience across our value chain. We do this by: cutting carbon emissions, making our packaging more sustainable, managing natural resources responsibly and by supporting our people and partners. Through these actions we can help people achieve better everyday health today and tomorrow, while mitigating risks and generating industry-leading returns for our shareholders. All of this is anchored on upholding robust ethical standards: from operating responsibly, embedding high quality and safety standards to protecting human rights. These standards guide our actions and safeguard the trust that underpins our brands. These priority areas are the focus of our refreshed Health Inclusivity and Sustainability strategic framework and were confirmed by the results of our updated Double Materiality Assessment, taking account of the requirements of the EU Corporate Sustainability Reporting Directive (CSRD) and the European Sustainability Reporting Standards (ESRS) (enacted prior to 2025) in preparation for potential future reporting by the Group and/or by our companies. Haleon Annual Report and Form 20-F 2025 15 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Our approach to health inclusivity and sustainability continued For health inclusivity… When people are enabled to take better care of their everyday health it shapes how they feel and their quality of life – today, and into the future. Yet we recognise and understand the social and environmental challenges that still hold many back from achieving better everyday health. That is why improving health inclusivity is central to our sustainability strategy and reflected in an updated goal and ambition: By 2030, we aim to provide opportunities for over 300 million people a year to take more control of their everyday health. We are making this happen by: — Building health literacy, because knowledge and confidence changes behaviour. We are equipping people with the information and resources they need to take more control of their health. — Increasing access to everyday health products, because everyday health should be within everyone’s reach. We are making more affordable and accessible versions of our products available to more people. — Tackling bias and prejudice, because everyone deserves to be seen, heard and treated fairly. We are challenging negative stereotypes which hold people back from better everyday health. In 2024, a year ahead of schedule, we reached our target of empowering 50 million people a year to be more included in opportunities for better everyday health. In our 2025 reporting period, we empowered more than 74 million people to be more included in opportunities for everyday health, by focusing on: Building health literacy We invested in deepening the breadth, quality and reach of content on the Haleon Health Partner Portal (HHP). One of the year’s most important additions was the integration of The Haleon Pain Management Institute (HPMI) resources. These materials, shaped by new market insights, are designed to help Health Professionals recognise and address disparities in pain awareness, treatment access and patient confidence. In 2025, we continued to provide resources to help Health Professionals build their patients’ knowledge and confidence in how to manage everyday health conditions through webinars and downloadable resources. Content includes deeper condition specific education, new resources for pharmacists, dentists and doctors, and expanded training materials addressing bias and prejudice, including on the ‘#ListenToPain’ initiative. In our 2025 reporting year, Health Professionals engaging with content on the portal went on to empower over 52 million people globally. Our Health Inclusivity and Sustainability strategic framework ‘In our 2025 reporting period, we empowered more than 74 million people to be more included in opportunities for better everyday health.’ For health inclusivity... With enduring resilience... Deliver better everyday health with humanity Upholding robust ethical standards We help people take more control of their everyday health Building health literacy Increasing access to everyday health products Tackling bias and prejudice Supporting our people and our partners Managing natural resources responsibly Making packaging more sustainable Cutting carbon emissions We work with respect for people, nature and resources 16 Haleon Annual Report and Form 20-F 2025

Increasing access to everyday health products We are committed to making it easier for consumers on low-incomes to access the healthcare products they need – for example, the more accessible version of our Sensodyne toothpaste in India, where we offer a smaller pack size priced at 20 rupees, to make it much more accessible to lower income consumers, many of whom are daily-wage earners. By offering this more accessible version and extending distribution, we have more than doubled our reach in small towns and villages across India. We are also expanding our reach in key markets. Working in collaboration with dental colleges and Health Professionals across India, ‘Project Amplify’ expands access to essential oral health services. Since launch, the programme has supported free dental evaluation at over 800 clinics nationwide, ensuring individuals receive not only check-ups but also practical, personalised advice to manage daily hygiene habits. To reach people beyond clinic walls, we introduced a QR-based code, to facilitate at-home oral health checks. This simple digital tool allows individuals to assess their oral health using their mobile phones, broadening engagement and removing barriers to care. Since 2023, ‘Project Amplify’ has empowered more than 600,000 people to improve their oral health through accessible, community-centred support. The programme continues to grow year on year, reaching 330,000 individuals in our 2025 reporting year. We will report on the increasing access to everyday healthcare products’ component of our updated 2030 Health Inclusivity goal from 2026. Tackling bias and prejudice In the US, we continued to scale Theraflu’s ‘Right to Rest and Recover’ campaign which advocates for nationwide paid sick leave and helps citizens better understand their rights. Since 2021, the programme has provided over $1 million in micro grants to help people who could not otherwise afford to do so take a day off to recover from everyday illness. In 2025, the programme helped more than 10 million1 adults living in the US to feel better informed about their rights to paid sick leave with many already acting on the information provided by the campaign or intending to act differently when they next fall sick. …With enduring resilience Cutting carbon emissions Scope 1 and 2 In our 2025 reporting period, we achieved a 55% reduction in net Scope 1 and 2 carbon emissions compared to our 2020 baseline, exceeding the PSP target of a 48% reduction, see page 95, and maintained 100% renewable electricity across our operations. In line with our SBTi target, almost a quarter of our 25 manufacturing sites2 have now reduced their market-based Scope 1 and 2 emissions by at least 95%3, compared to 2020. We continue to reduce our use of offsets, aiming to limit their use to ≤5% by 2030. We reduced the use of offsets from 14% of gross Scope 1 and 2 location-based emissions in our 2024 reporting period, to 11% in our 2025 reporting period. In 2025 we invested more than £12 million in energy efficiency and carbon reduction projects. Progress includes the installation of an electric steam generator at our Kuala Lumpur site in Malaysia and one at our Nairobi site in Kenya, and installation of new electric heat pumps at both Suzhou sites in China. Scope 3 In our 2025 reporting period, Scope 3 emissions from source to sale decreased by 13% from the 2022 baseline, showing continued progress towards our SBTi-validated target to reduce Scope 3 emissions, source to sale, by 42% by 2030. As part of this decrease, upstream transport and distribution emissions reduced by 31% versus 2022, primarily due to a reduction in the use of air freight. Purchased goods and services remain the main driver of our Scope 3 emissions overall. In March 2025, we organised a Sustainability Forum, with over 320 supplier representatives attending. This event provided a platform for shared learning and dialogue on sustainability challenges and opportunities across our supply network. To further support supplier capability, we have delivered a series of targeted training modules. 1. Internal Haleon study, supported by Edelman. 2. Haleon has 25 manufacturing sites. The increase from 24 sites last year is due to the Company now treating its two sites in Suzhou, China as separate sites for operational purposes. 3. Excludes emissions from refrigerants and company vehicle mileage. 4. Based on actual results as of 30 September 2025, already surpassing the target of (10)% by end of 2025. Reporting period is 1 July 2024 to 30 June 2025. These sessions have addressed key topics including energy efficiency, energy management, decarbonising industrial heat processes and cascading decarbonisation efforts through additional tiers of the supply chain. To improve the granularity of our Scope 3 emissions reporting, we updated methodologies, enhanced our data quality, and updated emission factors, switching to supplier specific product carbon footprints where possible. To enable us to clearly communicate the impact of improved data we have restated our 2024 result from (10)% to (9)% and our 2022 baseline (see page 15). Making packaging more sustainable We have made good progress against our virgin petroleum-based plastic goal, reaching a (9)% reduction in our reporting period up to the end of June 2025, and exceeded our goal to reduce our use of virgin plastic by 10% by the end of the 2025 calendar year4. This reduction is being delivered through the continued rollout of initiatives which replace virgin plastic with alternatives including recycled plastic, bioplastic and cellulose or paper based packaging. We exceeded our goal to reduce our use of virgin plastic by 10% at the end of the 2025 calendar year. Haleon Annual Report and Form 20-F 2025 17 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

This includes the roll out of toothpaste tube caps made using bioplastics in several markets, and the increased use of bottles made using recycled plastic or bioplastic in our OTC, VMS and Digestive Health bottles. We have met our 2025 goal to develop solutions for all product packaging to be recycle-ready where safety, quality and regulations permit in line with our 2025 external goal and PSP target (see page 95) – reaching 80% across our product portfolio in the reporting period. This was driven by the continued global roll out of recycle-ready toothpaste tubes, and the continued conversion of our bottle portfolio – including most mouthwash bottles – to recycle-ready packaging. For the remaining 20% of our product packaging, we expect progress on recycle-ready to increase only marginally going forward, due to limited to no availability of recycle-ready solutions in the near future which meet the stringent safety, quality and regulatory requirements for healthcare packaging. During 2026, we will revisit our 2030 goal to make all packaging recyclable or reusable, where safety, quality, regulations permit, to align with the latest industry developments, including the Ellen MacArthur Foundation 2030 plastics agenda for business and the EU Packaging and Packaging Waste Regulation. Managing natural resources responsibly Sourcing trusted ingredients sustainably We are making continued progress towards our goal for all key agricultural, forest and marine-derived materials used in our ingredients and packaging, to be sustainably sourced and deforestation-free by 20301 .. We increased our percentage of sustainably-sourced key materials to 90% in the 2025 reporting period, primarily driven by an increase in certified deforestation-free paper as well as an increase in sustainably-sourced corn and wheat derivatives enabled by improved supplier data and evidence. We strengthened our performance on sustainably-sourced palm oil derivatives to 94% and paper to 82%. These results reflect our current definition of ‘deforestation free’ (as available in our 2025 Health Inclusivity and Sustainability Basis of Reporting). We will continue to monitor external developments and update our definitions in line with evolving regulation and industry standards. Since launch in 2023, our ‘Healthy Mint Supply Chain’ programme in Uttar Pradesh, India, has enrolled over 10,000 farmers across the state. Large gains in yields have been reported by farmers adopting improved planting techniques, utilising new mint varieties and those trialling new technologies, including the use of drones to spray controlled measures of fertilisers, reducing their use. Integrating water stewardship and waste circularity In 2025, we reached our goal of achieving Alliance for Water Stewardship (AWS) core certification across all our manufacturing sites. We will continue to monitor and track compliance with AWS standards. We are now focusing beyond our own manufacturing sites to the wider water context, taking a long-term view to protect business continuity and help ensure that supply chains are resilient to climate-related impacts. To do this, we are engaging key suppliers and third party manufacturers in water stressed areas2, in understanding and managing their water impacts. We are also working to identify programmes and collaborations at basin level, to enable our eight sites located in water-stressed areas to become water neutral by 2030. Our Cape Town site achieved water neutrality in 2023, and our site in Nairobi, Kenya is starting a programme in 2026 to become water neutral. We are introducing measures at our manufacturing sites to increase waste circularity through the TRUE (Total Resource Use and Efficiency) certification system. Six of our sites have achieved TRUE waste certification this year, bringing the total certified to 11 out of 24. Our approach to health inclusivity and sustainability continued 1. Scope includes Haleon’s globally managed spend on key materials which are agricultural, forestry or marine-derived. Globally managed spend covers the majority of our internal spend and expands across some of our third-party manufacturing network. 2. Determined using publicly available tools to identify water risk, such as the WRI Aqueduct Tool, site-specific reviews of local water risk using local data, and materiality of the risk to the business. Discover more… Empowering and supporting people Please see page 35–39 of this report and our 2025 Health Inclusivity and Sustainability report. Upholding robust ethical standards Please see page 38 of this report and our 2025 Health Inclusivity and Sustainability report. Our ‘Healthy Mint Supply Chain’ programme in Uttar Pradesh, India, has enrolled over 10,000 farmers across the state since the launch of the programme in 2023. 18 Haleon Annual Report and Form 20-F 2025

Improving health inclusivity while operating sustainably and responsibly is a strategic imperative for Haleon. We are transforming how we work to build resilience across our value chain and reduce our environmental footprint. We rely on fully-functioning operations and supply chains to make and sell our products, as well as key agricultural, forestry and marine-derived materials from our upstream supply chain to make our products and packaging. As a result, we assess and manage the environmental risks and opportunities associated with matters including climate change and nature loss, which could have a financial impact on our business and our long-term success. Compliance statement In accordance with the FCA’s UK Listing Rule 6.6.6R(8), the Companies Act 2006 s.414CB(A1) and (2A) and the SEC’s Guidance Regarding Disclosure Related to Climate Change (2010), we present our Task Force on Climate-related Financial Disclosures (TCFD) compliance statement and confirm that we have made climate-related financial disclosures for the year ended 31 December 2025 which are consistent with the TCFD recommendations and recommended disclosures, on pages 202 and 203. Last year we committed to early adoption of the Taskforce on Nature-related Financial Disclosures (TNFD) recommendations and guidance. Acknowledging this is a journey, in our first disclosures we report our progress against the TNFD framework following our enterprise-wide nature LEAP (Locate, Evaluate, Assess and Prepare) assessment completed in 2025. Prompted by TNFD, this exercise helps us to understand our dependencies, impacts, risks and opportunities related to nature. We will continue to use the findings to guide our strategy and decision-making moving forward. Please see pages 202 and 203 in the appendix of this document for the full climate-related and nature-disclosures content mapping index. Governance Governance over climate and nature-related risks and opportunities is consistent with the governance structures in place across Haleon – comprising of the Board, Board committees, executive and management-level governance committees, and specialist working groups across the business. The Board takes overall accountability for risk and opportunity management, including climate change and nature (page 65). The Board delegates specific matters related to climate change and nature to committees, as detailed in the Board Committee reports on pages 70 to 80. Key board activities, outcomes of discussion and decisions are described on pages 65 and 74 . — The Environmental & Social Sustainability (ESS) Committee oversees the development and execution of the group’s health inclusivity and sustainability strategy, including targets and KPIs related to climate and nature which track our performance. The details of the key responsibilities, committee activities and focus areas in 2025 are set out on page 74 and the membership and meetings are described on page 64 In 2023, 2024 and 2025, the ESS Committee conducted deep dive sessions covering the evaluation of our environmental and social sustainability strategy, TCFD, climate transition plans and the impacts of nature and biodiversity loss. — The Audit & Risk Committee oversees our principal risks, including the principal risk related to ESG, which covers climate change and nature (see page 70). — The Remuneration Committee supports our climate strategy by aligning the Performance Share Plan with ESG performance via the ESG qualifier. Executive remuneration is tied to specific health inclusivity and sustainability-related KPIs. For the year ended 2025, this included climate-related objectives (see page 78 to 80). — The Chief Executive Officer and the Executive Team are responsible for the delivery of our health inclusivity and sustainability strategy, and they are supported by various governance forums, including for the management of climate and nature-related risks and opportunities. — The Environment Steering Committee governs progress against Haleon’s environment strategy and commitments, including climate change and nature commitments. The Committee meets at least quarterly and makes strategic recommendations on managing our environmental footprint for approval by the Executive Team and the Board. It also monitors climate-related risks, opportunities and regulations. It is chaired by the Vice President of Sustainability, and Executive Team members include the Chief Corporate Affairs Officer the Chief Supply Chain Officer and the Chief R&D Officer. Information on strategy, performance and risks flows to the Executive Team and then the Board committees via participation of the Chief Corporate Affairs Officer, the Sustainability VP and the ESG Programme and Reporting Director. — The Executive Team Risk Forum (Risk Forum) oversees management of principal risks, helping ensure they are managed effectively. This includes the ESG principal risk (see page 55). Number of meetings and key roles are detailed on page 52. In May 2025, the Risk Forum reviewed the ESG principal risk, which is owned by the Chief Corporate Affairs Officer and monitored via our risk management framework (see page 50). — Compliance and Risk Forums (CRF) are conducted by our functional teams, categories, and business units, to embed risk management in day-to-day business operations. Details about the Sustainability CRF can be found in the risk management section (see page 20). — Working groups in our global functions, global categories and business units integrate health inclusivity and sustainability targets, principles and initiatives (including those related to climate change and nature) into Haleon’s strategy and planning process, capital planning and budgeting, day-to-day responsibilities and metric management. Climate and nature-related financial disclosures Discover more… Climate Action Transition Plan Haleon Annual Report and Form 20-F 2025 19 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Strategy and risk management The process for identifying, assessing and managing climate and nature-related risks is consistent with Haleon’s four-step enterprise risk management process as outlined on page 50. This helps ensure that accountability for the identification, assessment, mitigation and monitoring of risks is aligned with our strategic objectives. Our approach to managing climate and nature risks is outlined in the Governance section. The Sustainability CRF leads the environmental (including climate and nature), social risk identification and assessment process, which is conducted on an ongoing basis. Risks are assessed and prioritised by taking into consideration the likely impact (considering both financial and reputation impacts), the probability of the risk and the controls that are in place to manage the risk, in line with Haleon’s risk management framework outlined on page 50. This helps to identify those risks and controls where management should focus its effort. The Sustainability CRF met six times in 2025 and includes the Vice President of Sustainability and members of the Sustainability team. Continuous evaluation and management of risk is embedded in our strategy to enable an appropriate, measured and timely response. Risk owners are assigned to the risks (including climate, nature and social risks) and continually monitor and assess each risk. A combination of internal knowledge and external factors, such as horizon scanning, legal and regulatory developments, and emerging environmental and nature science, are considered to determine whether to mitigate, transfer or accept the risks. In some cases, it may be deemed appropriate to transfer the risk, for example by discharging costs or liability to another party in our value chain. Part of the risk assessment process is also acceptance: establishing a level of comfort with the risk, considering our existing control strategies, and assessing whether they are currently sufficient. The most significant climate and nature-related risks and opportunities are described in detail in this section along with our plans to manage them. These are considered to have the most significant impact on our business, strategy and financial planning. However, we do not anticipate the need for further significant changes to our strategy to respond to these risks, and action plans are in place to manage them. Risk and mitigation plans undergo a formal review at least once a year. Both the TCFD and TNFD exercises informed our Double Materiality Assessment, which was conducted taking into account the requirements of the EU Corporate Sustainability Reporting Directive (CSRD) and European Sustainability Reporting Standards (ESRS) (enacted prior to 2025) in preparation for potential future reporting by the Group and/or by our companies (see pages 5 and 6 of our Health Inclusivity and Sustainability Report for more information). For further details read our Climate Action Transition Plan. Metrics and targets We include climate and nature-related metrics and targets as part of our overall health inclusivity and sustainability strategy. See page 15 for more details on our targets and performance, and our 2025 Health Inclusivity and Sustainability Report, page 4 for further information. Data for years prior to 2024 are available on our ESG Reporting Hub. We continue our journey to better manage climate risks, and in 2024 implemented a new internal metric to monitor the percentage of sales generated by our own sites at high risk of extreme weather events, which we continue to monitor. Our Scope 1, 2 and 3 emissions are set out in line with the UK Government’s guidance on Streamlined Energy and Carbon Reporting (SECR) (see pages 177 and 178) and built into our ESG qualifier as described on page 96. Climate impacts, risks and opportunities Our resilience to climate change As outlined in the risks on pages 22 to 26, the quantitative scenario analysis indicates that our business is not at high risk of facing significant financial impacts from climate-related risks in the short term. Any climate-related risks with a medium-risk financial impact are either projected to occur in the long term or are being addressed through our mitigating actions. As a result, we do not anticipate the need for major, further changes to our strategy to respond to these risks. In the medium and long term, we need to consider transition risks. The transition to a low-carbon economy could have financial implications for Haleon, as consumer preferences shift towards sustainable products, potentially impacting our market share and brand reputation. Additionally, increased carbon taxes on emissions across our operations and supply chain could also have financial impacts. However, these risks can be mitigated if we achieve our carbon reduction targets for emissions across all scopes. We have already conducted life-cycle assessments for 11 key product types to better understand and mitigate the risks associated with their life-cycle stages. You can read more in our Climate Action Transition Plan. In the long term, we need to be aware of the impacts of physical risks. Our key facilities could be affected by flooding and heatwaves, leading to disruption and damage. Our Oral Health product line could also be impacted by disruptions in the supply of agricultural raw materials, which are at a higher risk of yield impact due to long-term climate change. While we already have a resilient sourcing strategy for these key crops, which includes working with mint farmers in India to improve the sustainability of production, we need to continue monitoring the situation. As climate change continues, there is an opportunity from increased demand for consumer health products as a result of the increasing frequency, severity and prevalence of several everyday health conditions which we provide solutions for. Examples include the allergy season becoming longer and more intense, higher prevalence of vector-borne diseases such as malaria with a related need to treat fever symptoms and more prevalent and severe headache, migraine and joint pain driven by extreme weather. The transition to a low-carbon economy also presents an opportunity for us, as consumer preferences shift towards more sustainable products. To capitalise on this opportunity, we need to continue to improve the sustainability of our products and make consumers aware of these changes through effective claims and consumer messaging. Climate and nature-related financial disclosures continued 20 Haleon Annual Report and Form 20-F 2025

Warming trajectory by 2100 Climate scenarios Rationale behind climate scenario analysis selection 1.5°C Paris Ambition: Rapid transition to a low-carbon economy with orderly emissions reductions and rapid consumer preference change. Enables us to test our business strategy against the most optimistic scenario from a climate-transition perspective. Aligns with our target to be a net zero business from source to sale by 2040, aligned to guidance from The Climate Pledge and Race to Zero. Aligns with TCFD and IPCC1 recommendations to include a 2°C or lower scenario, with a 1.5°C scenario recommended as the ‘2°C or lower', aligning with the latest scientific research from the IPCC. This scenario represents the ‘worst case' / highest potential for transition risk for our business. >4°C No Policy: Reversal of emissions reductions and abolishment of climate policy leading to extreme warming. Enables us to test business strategy against the worst-case scenario from a physical risk perspective. This scenario was used in our qualitative analysis in 2022. 1. We used the IPCC Representative Concentration Pathways (RCPs) to assess physical climate risk. RCPs are commonly used by climate scientists to assess physical climate risk, with each pathway representing a different GHG concentration trajectory which can then be translated into global warming impacts. We used climate data from the World Climate Research Programmes Coupled Model Intercomparison Project – Phase 6 (CMIP 6 – adjusted for spatial resolution and bias corrected) to do this translation. RCPs feed into climate, crop and flood models. There are four RCP pathways with RCP8.5 representing the worst case scenario. Climate-related scenario analysis Climate-related scenario analysis is used to assess the potential impact of climate-related risks and opportunities. In 2022, we performed our first qualitative analysis which we refreshed in 2023, both qualitatively and quantitatively, to assess the risks and opportunities in greater detail and understand the impact of climate change on our existing business model. The insights derived from this analysis remain robust and relevant. The results have been used to inform our strategy and financial planning, including updates to our underlying cash flows for our planned actions to meet our climate ambitions. We will update our scenario analysis in 2026. We worked with a climate risk analytics company, Risilience, to quantify the potential financial impact of our physical and transition climate risks and opportunities. Risilience used a “Digital Twin”, which is a data-driven digital representation of our business and value chain. This used internal data from our business including current and approved financial projections, market breakdown, key facilities, raw materials and our GHG footprint, to stress-test and quantify the potential financial impact of climate risks and opportunities under different scenarios. The climate scenarios used as part of the analysis are outlined below. We also modelled a 2.5ºC-warming trajectory but we are not disclosing it here as we are only disclosing the results with the highest potential impact. A number of assumptions were made in carrying out the analysis: — Current mitigating actions were not modelled for any of the scenarios. — All scenarios were modelled independently, i.e. no correlation was assumed between different risks and opportunities. — Investment costs required to realise opportunities were not considered. While many scenario models and techniques are advanced, we recognise that knowledge in this area is growing, and we expect models and pathways to evolve with time. Models also have limitations, and there are certain areas which are challenging to model. Additionally, in certain situations, different models can project contrasting results. In these situations, we have considered how different outcomes would impact our businesses. Impact of climate-related risks and opportunities, and resilience of our strategy In 2023, we updated the time horizons used to consider the impact of climate risks and opportunities. The length of the time horizons was reduced to allow greater alignment to modelling capabilities for quantitative scenario analysis, and to reduce the risk of modelling uncertainties associated with using time horizons beyond 2050. This provides more accurate results compared to using longer time horizons and aligns with our business risk cycles, allowing us to use the analysis for strategic decision-making. We define short, medium and long-term horizons for climate-related risk purposes as follows: — Short-term (0-4 years): aligns to our financial planning and risk management framework. — Medium-term (5-9 years): aligns to our interim Scopes 1, 2 and 3 emissions reduction targets for 2030. — Long-term (10+ years): aligns to our net zero target for 2040 and the UK Government's net zero target for 2050. Haleon Annual Report and Form 20-F 2025 21 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Physical climate-related risks Climate risk Impact analysis Management of risk Impact of extreme weather events on operations and supply chain The revenue and cost impact of damage and disruption to key facilities from the following climate hazards: riverine, coastal and flash flooding, heatwaves, water stress, and temperate and tropical windstorms. Potential impacts included in our Paris Ambition (1.5°C) and No Policy (4°C) scenario analysis included: — Revenue disruption from the interruption of supply of electricity, gas and water, due to heatwaves and flooding. — Inefficiencies in production due to disrupted employee travel, e.g. caused by flooding. — Increased facility and operational down time, due to damaged transport infrastructure. — Direct damage to stock, buildings, and contents from flood and windstorms. Under a No Policy (4°C) scenario, the hazards with the greatest potential to impact our business are fluvial and flash flooding, and heatwaves, over the long-term time horizon. Three of our sites, Guayama (Puerto Rico), Tianjin (China) and Dungarvan (Ireland), are at greatest risk of property damage from fluvial flooding owing to their close proximity to rivers. Sites in the US, southern Europe and eastern China are located in regions that could experience a rapid increase in heatwave probability driven by global average temperatures and the likelihood of prolonged extreme temperature events. Heatwaves have the potential to cause disruption through interrupting our supply chain (such as from infrastructure damage to the road and rail network) as well as reducing the productivity of our workforce through human health impacts. The risk of water stress is considered to be low with 0.4% of annual revenue from our owned sites being potentially impacted in the long-term (by 2050). Assumptions: — 2023 financial values are kept constant up to 2050 and acute physical risk shocks were applied to these values. — The revenue share for our sites was assumed to be site revenue as a proportion of total revenue. The remaining revenue share was split proportionally across third-party manufacturers' sites. — Meteorological conditions that could lead to water stress (i.e. severe drought) were considered. Local geological conditions were excluded from the analysis. Actions: — In 2024 we conducted refresher training for regional environment, health and safety (EHS) and engineering leads on climate risks. — Manufacturing sites are included within a loss-prevention survey programme and are routinely visited to confirm appropriate resilience measures are in place, including flood, wind and storm protection. — Our manufacturing sites have emergency plans, disaster recovery plans (DRPs), and business continuity plans (BCPs), which we continuously test against to further enable improvements at our sites to withstand extreme weather events. — Our BCPs include options for multiple sourcing for manufacturing of our products. This is achieved by using a combination of Haleon or third-party manufacturing organisations' sites, spread across different geographies. — We conducted value-chain water footprint analysis to better understand potential water-related risks in specific geographies and prioritise actions. — All our manufacturing sites are implementing the AWS standard to address local water-related risks and opportunities. As of 2025, all of our sites have been AWS core certified. We are committed to putting in place programmes to meet our water neutral goal. In 2023 our Cape Town site became water neutral following water replenishment activities in 2022 with WWF South Africa. In 2026 we are aiming for our site in Nairobi, Kenya, to start investing in projects to become water neutral by the end of 2029. Currently 8 of our manufacturing sites are in scope of the goal as they are located in areas of current or future water stress. Metrics and targets: — All our manufacturing sites in water-stressed basins1 to be water neutral by 2030. — AWS certifications at all our manufacturing sites by end of 2025. Paris Ambition (1.5°C) S LR M LR L LR No Policy (4°C) S LR M LR L MR Climate and nature-related financial disclosures continued 1. Determined using publicly available tools to identify water risk, such as the WRI Aqueduct Tool, site-specific reviews of local water risk using local data, and materiality of the risk to the business. Key S Short-term 0–4 years M Medium-term 5–9 years L Long-term 10+ years Financial impact of risk or opportunity LR Low risk £10m–£40m MR Medium risk £40m–£80m HR High risk >£80m O Opportunity 22 Haleon Annual Report and Form 20-F 2025

Physical climate-related risks Climate risk Impact analysis Management of risk Reduced availability of raw materials due to chronic weather impact The financial impacts on ingredient production due to chronic climate change induced by changing temperature and precipitation patterns. The following raw materials were considered for the analysis: corn, wheat, mint, palm oil and soybean. Potential impacts included in our Paris Ambition (1.5°C) and No Policy (4°C) scenario analysis included: — Reduction in crop yields leading to supply and demand implications and price volatility. — Supply shortages which could prevent or limit the production of key product lines and lead to a loss in revenue. — Increased costs due to long-term chronic drought affecting crop supply and implementation of adaptation measures such as irrigation solutions. Scenario analysis was conducted to assess the financial impact of crop yield fluctuations caused by long-term climate change for our key crops. Changes in rainfall and temperature were assessed using data on crop sourcing locations and crop vulnerability. The effects of sudden hazards like heatwaves and droughts on crops were also assessed, considering the sourcing locations with a high likelihood or increasing probability of such events. Changes in long-term precipitation and temperature patterns under the No Policy (4°C) scenario are likely to affect wheat and corn sourcing, with wheat experiencing the largest average percentage yield decline of c.37% between 2023 and 2050. Our key sourcing regions for these crops (France, US and UK) could also be impacted by extreme weather events, such as drought or severe heatwave events, further reducing crop yields. In our Oral Health products, corn is a crucial feedstock. However, the projected impact on corn yields in 2050 is anticipated to be minimal, accounting for less than 3% of the total revenue generated by Oral Health products in 2023. Under the No Policy (4°C) scenario, certain areas of central US may see corn yields decline as a result of precipitation variation. Assumptions: — 2023 financial values are kept constant up to 2050 and acute physical risk shocks are applied to these values. — The impact of climate conditions on raw material supply is limited to temperature and precipitation. Other conditions, such as soil quality, were excluded from the analysis. — Revenue impacts were considered in terms of reduced crop yields leading to production limitations. Price fluctuations were not considered in the analysis. Actions: — We are assessing the feasibility of substituting raw materials with lower-risk alternatives, for example replacing corn-derived ingredients with alternatives to reduce exposure to yield and cost fluctuations. — We have a robust sustainable sourcing strategy in place. See our Health Inclusivity and Sustainability Report on page 19. — Our sourcing strategy involves multiple sourcing options from different geographies and holding materials safety stocks where feasible. Continuity of supply is a priority for our procurement team. — Haleon has launched its Sustainability Guidance for Suppliers Document, outlining clear expectations and standards for our suppliers across key workstreams including carbon reduction. The document offers targeted guidance and practical support to help suppliers navigate the complexities of sustainability and advance meaningful progress throughout our shared value chain. — Sustainability requirements are embedded into tender processes. Metrics and targets: — All of our key agricultural, forest, and marine-derived materials to be sustainably sourced and deforestation-free by 20301 .. Paris Ambition (1.5°C) S LR M LR L LR No Policy (4°C) S LR M LR L MR 1. Scope includes Haleon's globally managed spend on key materials that are agricultural, forest, or marine-derived. Globally managed spend covers the majority of our internal spend and expands across some of our third-party manufacturing network. Key S Short-term 0–4 years M Medium-term 5–9 years L Long-term 10+ years Financial impact of risk or opportunity LR Low risk £10m–£40m MR Medium risk £40m–£80m HR High risk >£80m O Opportunity Haleon Annual Report and Form 20-F 2025 23 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Climate-related transition risks Climate risk Impact analysis Management of risk Policy: carbon pricing The financial impacts of carbon taxes on emissions across our operations and supply chain. Potential impacts included in our Paris Ambition (1.5°C) scenario analysis included the following (the ‘No Policy’ (4°C) scenario was not relevant): — Direct increase to overhead costs from Scope 1 and 2 emissions (e.g. cost of electricity and fuel). — Increased cost of raw materials from upstream suppliers passing through increased costs from Scope 3 emissions. — Reduction in sales from passing the costs from carbon taxes on to consumers. — Under a Paris Ambition (1.5°C) scenario global carbon prices are expected to grow in the medium term. Failure to achieve our SBTi-aligned target for Scope 1 and 2 emissions can lead to a medium risk. However, if we meet our SBTi target, the risk is significantly reduced as we aim to achieve at least 95% absolute Scope 1 and 2 emissions reduction by 2030 (vs a 2020 baseline). — Indirect Scope 3 emissions account for the majority of our exposure to carbon costs, particularly upstream emissions associated with farming and processing, which could be passed on by our suppliers. We have limited ability to influence these costs as they will depend on the extent to which suppliers reflect carbon tax expenditure within prices. The risk of indirect Scope 3 costs will be greatly reduced if we are able to meet our commitment to reduce Scope 3 emissions from source to sale by 42% by 2030 (vs a 2022 baseline) and deliver our net zero source-to-sale target by 2040, aligned to guidance from ‘Race to Zero’ and ‘Amazon Climate Pledge’. Assumptions: — Business as usual emissions trajectory where emissions grow proportionally to revenue growth. — Linear trajectories were used between scenario data points to estimate climate pricing data for intervening years. — All global emissions are subject to carbon pricing and no border adjustments were included in the analysis. — No risk is assumed under a No Policy (4°C) scenario. This is due to this scenario representing a reversal of current policies including currently implemented carbon prices. — Carbon price used in the analysis (2027 weighted average carbon price): $83.45/ tonne. Carbon prices used in analysis were collated from sources such as the IMF, IEA and NGFS. Actions: — Delivery of our carbon emissions reduction targets for Scopes 1, 2 and 3 carbon emissions as outlined below and in our Climate Action Transition Plan will mitigate our operations’ exposure to future carbon pricing and environmental taxation. — We work with our suppliers through industry groups such as Energize to help suppliers transition to renewable electricity and take actions to reduce their carbon footprint. — In 2024, we ran a Supplier Climate Training Programme with over 380 participants from our top suppliers. The aim was to educate and support them on their decarbonisation journey. In 2025 we held our first Supplier Sustainability Forum which covers topics including carbon reduction. — In 2024, Haleon implemented a carbon pricing scheme that converts carbon emissions into a commercial value for supplier selection criteria. This mechanism encourages suppliers to reduce their carbon footprint to make themselves more competitive. Haleon's carbon price follows the EU ETS cost of carbon. — We have launched our Haleon Sustainability Guidance for Suppliers Document which provides support and actionable steps for our suppliers to implement. These include things like, baselining their emissions, transitioning to renewable electricity and low carbon heat generation. Metrics and targets: — Reduce net Scope 1 and 2 carbon emissions by 100% by 2030, vs a 2020 baseline. — Reduce Scope 3 carbon emissions from source to sale by 42% by 2030, vs a 2022 baseline1 .. — Achieve net zero carbon emissions from source to sale by 2040, aligned with guidance from the Climate Pledge and Race to Zero1 .. Paris Ambition (1.5°C) S LR M MR L MR No Policy (4°C) Not applicable 1. Our net zero and Scope 3 carbon emissions targets span carbon emission categories from source to sale (excluding GHG protocol categories 6, 7 and 10-15). Climate and nature-related financial disclosures continued Key S Short-term 0–4 years M Medium-term 5–9 years L Long-term 10+ years Financial impact of risk or opportunity LR Low risk £10m–£40m MR Medium risk £40m–£80m HR High risk >£80m O Opportunity 24 Haleon Annual Report and Form 20-F 2025

1. Scope includes Haleon’s globally managed spend on key materials that are agricultural, forest, or marine-derived. Globally managed spend covers the majority of our internal spend and expands across some of our third-party manufacturing network. Climate risk Impact analysis Management of risk Changing consumer preferences The financial impacts of taking action towards the sustainability of our products, and consumer purchasing shifting towards more sustainable brands (e.g. products with less plastic or more recyclable packaging). Potential impacts in our Paris Ambition (1.5°C) and No Policy (4°C) scenario analysis included: — Reduction in product sales and loss of market share. — Reputational damage and a reduction in brand loyalty. — Under a Paris Ambition (1.5°C) scenario, it is expected that consumers will rapidly shift towards more sustainable products. The majority of potential revenue loss is driven by our Oral Health products, which represent the largest share of total revenue. Assumptions: — Buying preferences will vary at differing rates across global regions. — To model demand shifts of our products, consumer-led demand for sustainable packaging was used as a proxy. — The risk was modelled under a scenario where we do not act to improve the sustainability of our products, in order to analyse the unmitigated impact of consumer demand shifts. Actions: — To meet or exceed the expectations of our key stakeholders, including consumers, we are committed to deliver on our health inclusivity and sustainability strategy and targets (page 15). — We conducted an extensive study to explore and understand the importance of social and environmental issues to people around the world, to understand their sustainability priorities in relation to our Oral Health, OTC and VMS categories. We conducted quantitative research in 11 markets in 2022 (Australia, Brazil, China, Germany, Indonesia, Italy, Poland, South Africa, Thailand, UK and the US) and qualitative research in 4 markets in 2023 (China, Germany, UK and the US) that included online consumer communities, digital listening (US), cultural analysis and expert interviews. This work has given us a broad and deep understanding of consumers’ concerns and needs, enabling us to identify a roadmap for Haleon to follow, to help address these, in both the short and longer term. — Using our annual sustainability claims tracker, we monitor the incidence of environmental and social sustainability promotional claims across new product launches in our categories. — Our sustainability impact assessment tool (SIAT) enables our R&D teams to calculate, analyse and compare the impact of product and packaging design decisions on key environmental-impact parameters (including carbon footprint and packaging). We have improved the scoring process to make it more quantitative and introduced a weighted sustainability scoring. Every large project is required to achieve significant improvements on packaging or carbon compared to the baseline. In 2025, we introduced a feature that accounts for packaging headspace, helping us optimise the full capacity of our primary packaging. — We are participating in programmes such as Amazon’s ‘Climate Pledge Friendly’ programme as well as making direct consumer-facing sustainability promotional claims in relation to our products or listings in retailers’ sustainable choices ranges. — With a focus on health inclusivity, our brands seek to tackle specific barriers that stand in the way of better everyday health. This includes empowering consumers and Health Professionals to better understand the impact of climate change on health and equipping both with tools and solutions to manage and mitigate the impact on everyday health. Metrics and targets: — Develop solutions for all product packaging to be recycle-ready by 2025 and recyclable or reusable by 2030, where safety, quality and regulations permit. — Reduce our use of virgin petroleum-based plastic by 10% by 2025, and a third by 2030, vs a 2022 baseline. — All of our key agricultural, forest, and marine-derived materials to be sustainably sourced and deforestation-free by 20301 .. Paris Ambition (1.5°C) S LR M MR L MR No Policy (4°C) S LR M LR L LR Climate-related transition risks Key S Short-term 0–4 years M Medium-term 5–9 years L Long-term 10+ years Financial impact of risk or opportunity LR Low risk £10m–£40m MR Medium risk £40m–£80m HR High risk >£80m O Opportunity Haleon Annual Report and Form 20-F 2025 25 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Climate-related transition opportunities Climate opportunities Impact analysis Management of opportunity Changing consumer preferences The financial impacts of taking action towards the sustainability of our products, and consumer purchasing shifting towards more sustainable brands (e.g. products with less plastic or more recyclable packaging). Potential impacts in our Paris Ambition (1.5°C) and No Policy (4°C) scenario analysis included: — Changing consumer demand to low-carbon alternatives, leading to a gain in market share and an increase in product sales. — Positive reputational impacts and increasing brand loyalty. — The potential market opportunity for more sustainable products could be significant under a Paris Ambition (1.5°C) scenario, equating to 2.6% additional revenue in 2032, compared to baseline projected revenues. Consistent with the related risk, the greatest potential for upside is driven by our Oral Health products. — The size of the potential opportunity decreases in the long term, as more products align with consumer preferences and take actions to meet future climate targets. Therefore, the opportunity reduces for product groups which have already seen a sustainable shift. Assumptions: — Buying preferences will vary at differing rates across global regions. To model demand shifts for Haleon's products, consumer-led demand for sustainable packaging was used as a proxy. — The opportunity was modelled under a future where we work to improve the sustainability of our products in order to understand the potential financial gains that could be realised. Actions: — Management as for equivalent risk on page 25. Metrics and targets: — Develop solutions for all product packaging to be recycle-ready by 2025, and recyclable or reusable by 2030, where safety, quality and regulations permit. — Reduce our use of virgin petroleum-based plastic by 10% by 2025, and a third by 2030, vs a 2022 baseline. — All of our key agricultural, forest, and marine-derived materials to be sustainably sourced and deforestation-free by 20301 .. Paris Ambition (1.5°C) S O M O L O No Policy (4°C) S O M O L O Climate and nature-related financial disclosures continued Key S Short-term 0–4 years M Medium-term 5–9 years L Long-term 10+ years Financial impact of risk or opportunity LR Low risk £10m–£40m MR Medium risk £40m–£80m HR High risk >£80m O Opportunity 1. Scope includes Haleon’s globally managed spend on key materials that are agricultural, forest or marine-derived. Globally managed spend covers the majority of our internal spend and expands across some of our third-party manufacturing network. 26 Haleon Annual Report and Form 20-F 2025

Nature dependencies, impacts, risks and opportunities Our process for identifying, assessing and prioritising nature-related dependencies, impacts, risks and opportunities (DIROs) followed the TNFD LEAP methodology and included the use of a variety of recommended tools. Our analysis confirms and reinforces actions we are already taking. Given this, we will continue to drive delivery against our relevant, externally committed goals. These include sustainable sourcing, water stewardship and engaging suppliers in taking actions across their value chains to address risks, ensuring preparedness for regulatory changes, and increasing supply chain resilience. Our LEAP Assessment reviewed 393 sites across our value chain: — 29 Haleon sites. — 69 third-party manufacturing sites. — 282 Tier 11 supplier sites. — 13 Tier 2 2 supplier sites. We identified priority locations to focus on by combining an analysis of ecological thresholds and tipping points, identifying material and sensitive locations. As well as taking a site-specific approach, our LEAP assessment also examined our value chains through local, sub-national, national and global lenses, to provide a comprehensive analysis of nature-related risks and opportunities. Policy changes and regulatory requirements Our assessment also considered evolving policy and regulatory requirements, which are key drivers of risk and require ongoing monitoring and adaptation, e.g the EU Deforestation Regulation (EUDR). The potential nature-related DIROs we have currently identified as part of our LEAP assessment are presented on pages 28 to 30. These DIROs informed our Double Materiality Assessment (DMA) for identification of topics. Our DMA was conducted taking account of the requirements of the EU Corporate Sustainability Reporting Directive (CSRD) and the European Sustainability Reporting Standards (enacted prior to 2025) in preparation for potential future reporting by the Group and/or by our companies (refer to pages 5 and 6 of our 2025 Health Inclusivity and Sustainability Report for more information). Our DIROs Our LEAP assessment highlighted key dependencies on natural resources and ecosystem services – such as water, biodiversity, and healthy soils – across our value chain. These dependencies underpin our ability to source key materials used in our products – such as mint, palm oil, corn and wheat derivatives – and to operate manufacturing sites. Key dependencies identified include a dependency on water in our own operations and upstream value chain, where we need water to manufacture our products, and a dependency on fertile soils to grow our key raw materials, including mint. The analysis identified potential impacts – including biodiversity loss, water quality degradation, and ecosystem disruption – which could result from activities like deforestation, fertiliser use and water pollution from active pharmaceutical ingredients. These impacts translate into a range of risks: physical (e.g. water scarcity, supply chain disruption), transition (e.g. evolving regulations, market shifts), and reputational (e.g. stakeholder expectations, brand trust). Haleon Annual Report and Form 20-F 2025 27 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance 1. Tier 1: suppliers of goods, materials, or services directly to Haleon, which includes third-party manufacturers. Supplier companies within the same group are counted as a single supplier. 2. Tier 2: suppliers that provide materials, components or services to our tier 1 suppliers.

Nature risks Impact analysis Management of risk Water pollution from pharmaceutical releases in the environment after consumer end-use. S — Degradation of water quality and ecosystem health could result in increased pharmaceutical residues in water, leading to increased regulatory action. — Stricter regulations on the disposal, treatment and management of active pharmaceutical ingredients (APIs) could result in regulations to control the sale of such products, with a potential loss of revenue and/or increased operational costs, associated with new disposal and treatment methods, infrastructures or technologies. Actions: — We encourage the right consumer behaviour through the ‘Let’s treat it right’ campaign, engaging consumers to use, dose, store and dispose of everyday medicine responsibly. — We innovate to mitigate risks through new product development, including those which reduce product wash-off, e.g. transdermal patches. — We advocate in support of well-designed wastewater extended producer responsibility (EPR) schemes, to enhance wastewater treatment. Water pollution in Haleon's upstream value chain activities. M — Upstream raw material production processing and raw material sourcing could result in water pollution (e.g. discharges of insufficiently treated wastewater, agricultural run-off, etc). — New regulations in these countries to minimise water pollution impacts could increase costs for suppliers or lead to production delays. Actions: — We have revised and updated our standards, scope and process for managing wastewater for third parties, e.g. suppliers and third-party manufacturers who handle APIs and certain other personal care product ingredients. — We continue to audit relevant suppliers and third-party manufacturers to Pharmaceutical Supply Chain Initiative (PSCI) Standards on a risk-based frequency. We supplement this with ad hoc desk-based assessments to determine if wastewater is managed to our standards. Sourcing of water intensive commodities from regions with high water stress. M — The sourcing of water-intensive commodities (such as mint, corn, soy, etc) by our suppliers for use in the ingredients we purchase has the potential to exacerbate local water scarcity and increase operational and supply chain vulnerability in commodity production landscapes. This can lead to reduced yields, production delays and potential increased costs related to obtaining pure, quality water and the potential need to shift to new feedstocks or sources of materials, away from areas of heightened scarcity. Actions: — We are supporting farmers in our upstream supply chain to adopt improved agricultural practices. This includes supporting mint farmers to adopt improved water stewardship by using drip irrigation, to switch to natural pesticides and fertilisers and to manage water run off through our supplier-led ‘Healthy Mint Supply Chain’ programme. Metrics and targets: — All key agricultural, forest and marine-derived materials to be sustainably sourced and deforestation-free by 20301 .. 1. Scope includes Haleon’s globally managed spend on key materials which are agricultural, forestry or marine-derived. Globally managed spend covers the majority of our internal spend and expands across some of our third-party manufacturing network. Climate and nature-related financial disclosures continued Key S Short-term 0–1 years M Medium-term 1–3 years L Long-term 3+ years 28 Haleon Annual Report and Form 20-F 2025

Nature risks Impact analysis Management of risk Contribution to climate change as a driver of biodiversity loss from GHG emissions across the value chain. L — GHG emissions from suppliers, manufacturing, logistics and products contribute to climate change, which, in turn, is a driver of biodiversity loss through rising temperatures, altered rainfall patterns, more frequent extreme weather events, and the spread of pests and disease. Supplies of timber-derived paper and other naturally derived raw materials are potentially at risk from these impacts. — Supplier investments to substitute or protect disrupted ecosystem services (natural benefits that support farming, such as pollination of crops, natural pest control, soil fertility maintenance, and water regulation) and/or adoption of certification systems that seek to address this could lead to increased costs. Actions: — We are taking action to reduce our Scope 1, Scope 2 and Scope 3 GHG emissions across our value chains (page 17). — Our work with mint farmers through our ‘Healthy Mint Supply Chain’ programme and with smallholder palm oil farmers through the support of the ‘Kaleka’ project in Central Kalimantan, Indonesia, aim to address biodiversity loss caused by climate change and other factors, and protect and restore the provision of ecosystem services. Our commitment to RSPO1 and FSC2 certification for palm oil and paper help reduce climate and biodiversity impacts. RSPO prohibits deforestation and protects peatlands, while the FSC standard promotes climate-smart forestry and increased carbon storage. Metrics and targets: — To reduce our net Scope 1 and 2 carbon emissions by 100% by 2030, vs a 2020 baseline. — To reduce our Scope 3 carbon emissions, from source to sale, by 42% by 2030, vs a 2022 baseline. — For all key agricultural, forest and marine-derived materials to be sustainably sourced and deforestation-free by 20303 .. Biodiversity loss due to land-use change from upstream sourcing. M — Land-use change such as deforestation, habitat conversion and agricultural expansion in upstream supply chains, driven by supplier-operated sites, represents a significant risk to biodiversity in our value chains. This affects the ecosystem services that are essential for raw material production and wider supply chain stability. This is particularly prevalent in palm oil, soy and paper sourcing landscapes. — Increased regulations, trade restrictions or barriers on products linked to deforestation in certain jurisdictions can increase cost pressures on our supply chains. Actions: — We require FSC/PEFC4 certification for paper, RSPO mass balance certification of palm-derivatives and are working with partners to map these supply chains to better understand risks. As a member of Action for Sustainable Derivatives (ASD), we have increased the traceability of palm oil used by our suppliers to 93% traceable up to refineries, 92.4% traceable up to mills, 85% traceable up to plantations in 2024. Utilising the Nusantara Atlas satellite monitoring tool, ASD can assess deforestation and conversion of forest close to palm oil production areas relevant to our supply chains. — We are supporting the Mosaik Initiative, a collaborative initiative that aims to sustainably restore palm oil growing landscapes and drive economic growth in Central Kalimantan, Indonesia as part of our membership of Action on Sustainable Derivatives (ASD). — We continue to engage suppliers to improve traceability, promote sustainable practices and maintain compliance with our sourcing standards. Metrics and Targets: — All key agricultural, forest and marine-derived materials to be sustainably sourced and deforestation-free by 20303 .. 1. RSPO: Roundtable on Sustainable Palm Oil. 2. FSC: Forest Stewardship Council. 3. Scope includes Haleon’s globally managed spend on key materials which are agricultural, forestry or marine-derived. Globally managed spend covers the majority of our internal spend and expands across some of our third-party manufacturing network. 4. PEFC: Programme for the Endorsement of Forest Certification. Key S Short-term 0–1 years M Medium-term 1–3 years L Long-term 3+ years Haleon Annual Report and Form 20-F 2025 29 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Nature risks Impact analysis Management of risk Downstream consumer waste associated with Haleon packaging after use. M — The need to develop and manufacture sustainable packaging can increase costs, but also satisfy consumer demand for sustainable products. Actions: We manage our impact proactively through our work to make our products and packaging more sustainable. For example: — In 2025 our Advil brand in the US reduced the amount of plastic in its bottles by over 100 tonnes, using sustainable plastic technology which enables reduced bottle wall-thickness while maintaining barrier properties. — Our Flonase brand switched outer packaging made from non-recyclable plastic to a paper-recyclable design, eliminating over 169 tonnes of single-use plastic waste in 2024. This initiative won Flonase both a prestigious WorldStar Global Packaging Award and the 2024 AmeriStar Award for Sustainable Packaging. Metrics and targets: — Develop solutions for all product packaging to be recycle-ready by 2025 and recyclable or reusable by 2030, where safety, quality and regulations permit. — Reduce our use of virgin petroleum-based plastic by 10% by 2025, and a third by 2030, vs a 2022 baseline. Tighter regulations on production activities that risk having harmful effects on water. M — Increasingly stringent regulations may result in increased costs for advanced water treatments, or restrictions in production. — Costs of increased supplier engagement and audits against new standards, to mitigate these regulatory risks and maintain supply chain resilience. Actions: — We engage with suppliers and hold them to a high standard of water and pollution management, through desk-based assessments and site audits to check wastewater discharges remain in safe limits. — We implemented the Alliance for Water Stewardship (AWS) Standard across our manufacturing network and, as of 2025, all of our sites have been AWS core certified. — We engage with local stakeholders, identifying opportunities and developing water stewardship plans to address shared water challenges, including action on water pollution. — We have a long standing and robust programme in place to manage the wastewater generated by our manufacturing sites. We regularly assess the risk of pollution, and take action where needed – for example, we may improve a process on site to reduce the levels of a pollutant in the wastewater, or upgrade our on-site wastewater treatment to remove it. Metrics and targets: — Achieve AWS Standard certification at all our manufacturing sites by 2025. — Achieve water neutrality at our manufacturing sites in water-stressed basins1 by 2030. Nature-related opportunities – We face a complex landscape of regulatory, operational and supply chain risks, but have also identified opportunities to create value. These include leveraging our actions to make our products more sustainable – to support consumer-facing promotional claims and qualify our products for high-growth, retailer sustainable-choices ranges. 1. Determined using publicly available tools to identify water risk, such as the WRI Aqueduct Tool, site-specific reviews of local water risk using local data, and materiality of the risk to the business. Climate and nature-related financial disclosures continued Key S Short-term 0–1 years M Medium-term 1–3 years L Long-term 3+ years 30 Haleon Annual Report and Form 20-F 2025

Section 172 statement and stakeholder engagement Section 172 statement In accordance with the requirements of Section 172 of the Companies Act 2006 (the Act), the Directors consider that during the financial year ended 31 December 2025, they have acted in a way that they consider, in good faith, would most likely promote the success of the Company for the benefit of its members as a whole, having regard to the likely consequences of any decision in the long term and the broader interests of other stakeholders, as required by the Act. Constructive engagement with stakeholders remains central to how Haleon delivers on its purpose and strategy. As a global consumer health company, the Board is mindful that our actions have broad social, environmental and economic reach, and that our stakeholders’ perspectives are vital to long-term success. In 2025, our engagement approach evolved combining leadership-driven initiatives with active board participation to ensure the voices of consumers, colleagues, investors, partners and communities inform our thinking. This ongoing dialogue enables the Board and management to identify emerging issues early, respond to them effectively, and shape decisions that balance short-term performance with sustainable growth. By embedding meaningful stakeholder engagement into both operational and strategic decision making, Haleon strengthens transparency, trust and accountability across the organisation. This inclusive approach underpins our governance framework and supports our ambition to be a responsible, responsive, and innovative leader. More information on how the Board had regard to each matter, during the year, is available in the following pages: S172 Factor Relevant disclosures Read more The likely consequences of any decision in the long term Strategy KPIs Governance Board activities Health inclusivity and sustainability Page 6 Page 40 Page 60 Page 65 Page 15 The interests of the Company’s employees Our culture and people Stakeholder engagement KPIs Directors’ Remuneration Report Workforce engagement Page 35 Page 31 Page 40 Page 78 Page 69 The need to foster business relationships with suppliers, customers and others Stakeholder engagement Our culture and people Board activities Page 31 Page 35 Page 65 The impact of the Company’s operations on the community and the environment Health inclusivity and sustainability Environmental & Social Sustainability Committee Report Page 15 Page 74 The desirability of the Company maintaining a reputation for high standards of business conduct Our culture and people Audit & Risk Committee Report Directors’ Report Page 35 Page 70 Page 175 The need to act fairly as between members of the Company Our culture and people Stakeholder engagement Workforce engagement Board activities Page 35 Page 31 Page 69 Page 65 Haleon Annual Report and Form 20-F 2025 31 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Mutually beneficial relationships with our stakeholders: Strong stakeholder relationships are key to our long-term success Engagement with stakeholders provides valuable insights that inform our decisions. It helps build a performance-focused culture and work efficiently to create relevant, effective offerings aligned with the needs of consumers and health professionals across diverse global markets. Consumers The end users of our products Trusted brands that understand their needs Safe, innovative, sustainable, health-enhancing products A purpose-led, inclusive company that offers career development and support Long-term stakeholder value, effective corporate governance, responsible business practices Trust-based relationships; responsible practices, values and policies Driving demand for our products and the ultimate source of our revenues Commercial partners and essential channels to our consumers Deliver our products and operate our business effectively A stable legal and regulatory environment that supports investment and innovation Support performance through recommendations; help us understand long-term trends Access to funding for investment through equity and debt Supply chain and business continuity; support with our environmental ambitions Customers pharmacies, drugstores, retailers and ecommerce platforms Employees Governments and industry regulators Health professionals Investors Suppliers Accessible, safe and effective products that help reduce the burden of healthcare costs Effective, safe science-based products; responsible sales and marketing practices Section 172 statement and stakeholder engagement continued 32 Haleon Annual Report and Form 20-F 2025

Examples of how we engage Examples of outcomes Examples of measurement Consumers — Brand and advertising campaigns using health and wellness influencers. — Sponsorship of major cultural and sporting events. — Self-care and community outreach programmes. — Consumer industry events and exhibitions. — Consumer enquiries handled by our Global Consumers Relations Team. — Advil’s ‘That’s Real Strength’ campaign (US) educated consumers on how strength is about acknowledging pain and treatment. — Voltaren as official licensed pain relief gel for UEFA Champions League in Germany. — Conducted self-care tests for c. 9,000 consumers at major exhibition in China. — Customer satisfaction score (CSAT) with Consumer Relations Service improved by seven points in 2025. — Enhanced consumer insights process to better inform innovation pipeline. — Brand equity scores. — Increased brand and category performance. — Number of consumers engaging with Haleon and its brands via self-care tests. — Volume of consumer interactions, with 1.3 million interactions in 2025. — Consumer satisfaction scores. Customers — Partnership programmes with major retailers focused on self-care. — Sector and customer collaboration supporting local communities. — Regular workshops to share best practices and exchange insights and strategies. — Interactive visits to our shopper research centres. — Activated UK retailer programmes for Voltarol and Centrum on menopause support. — Delivered health education by working with leading global retailer in China through dedicated in-store health zones. — Provided leading online retailer with VMS category insights to enhance AI-driven product matching to address consumer needs. — Launched new shopper research centre in Brazil to drive deeper engagement with strategic customers. — Growth in share of shelf and distribution points. — Customer net sales performance and retention. — Direct feedback from customers via industry surveys e.g. Advantage Group Survey. — Volume of customers visiting our shopper research centres. Employees — Annual employee engagement survey. — Global broadcasts and Executive Team market visits. — Development programmes and resources. — Line manager calls with the Executive Team. — Employee resource groups (ERGs). — Employee engagement sessions with the Executive Team and Board. — Employee engagement score of 82%. — Four global broadcasts where employees engage with the Executive Team. — 40,000 places were taken up during our second ‘Growing at Haleon’ learning week. — Held 10 line manager calls and eight employee engagement sessions. — Held four global flagship ERG events. — Employee engagement survey results. — Number of employees joining global broadcasts. — Level of engagement on internal channels and platforms. — Level of participation during our ‘Growing at Haleon’ week. — Level of participation in ERG events. — Sentiment and engagement at employee listening sessions. Governments and industry regulators — Participation in global/regional health and trade policy events. — Key Government stakeholder and MLO visits and meetings. — Leadership roles in industry trade associations e.g. GSCF, AESGP. — Regular input into policy, regulatory and legislative reform. — Speaker panels at international health and trade events (World Health Assembly, Politico Healthcare Summit). — Ministerial visit to Weybridge UK R&D facility and site for new Global Oral Health Innovation Centre. — Supported Global Self-Care Coalition’s new manifesto at UN General Assembly. — Participated in the B20 South Africa Industrial Transformation and Innovation Taskforce. — Successfully advocated for the inclusion of oral health in the UN Political Declaration on Noncommunicable Diseases (NCDs). — Number and quality of Government engagements. — Product speed to market. — Costs associated with regulatory changes. — Positive progress in policy, legislative and regulatory developments. Haleon Annual Report and Form 20-F 2025 33 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Examples of how we engage Examples of outcomes Examples of measurement Health Professionals — Global launch of Haleon Pain Management Institute (HPMI). — Participation in large-scale health professional industry events. — Campaigns and activations to promote global health days. — Haleon Health Partner Portal. — Engaged c.40,000 health professionals globally on HPMI through in-person and online events. — Developed brain health wellness programme for International Pharmaceutical Federation (FIP), reaching 150 global FIP leaders from 90 markets. — World Oral Health Day activation in India achieved Guinness World Record for greatest dental screenings conducted in 24 hours. — Over 128,000 hours of webinar content consumed by healthcare professionals. — Industry awards e.g. Centre for Human Sciences recognised by PMEA Awards. — Key Performance Indicators (KPIs) for events. — Increase in number of expert brand recommendations. — Volume of webinar attendees. — Number of Haleon Health Partner Portal registrations (reached c.1.1 million in 2025). Investors — Roadshows, ‘fireside’ chats, webcasts, conferences and 1:1 meetings. — Investor events covering areas of interest. — AGM, stock exchange announcements and results briefings. — Held Haleon’s first Capital Markets Day as a standalone business, engaging c.100 investors and analysts. — Regular updates to the Board and Executive Team on investor, shareholder and analyst perceptions. — Review of strategy incorporating investor feedback. — Number and quality of interactions. — Investor and analyst surveys. — Feedback from investors and analysts. — Level of analyst and investor participation in events. Suppliers — Supplier innovation events. — Supplier training programmes. — Online supplier portal. — Sustainable supply chain programme. — CPO communications with strategic suppliers. — Held 65 supplier innovation events resulting in new innovation projects. — Sustainability training and resources delivered to c.50 suppliers. — Simpler, more automated ways of working. — Accelerated carbon reduction incentive programme for suppliers. — Updates on Haleon strategy for suppliers. — Number of suppliers attending our events. — Number of suppliers attending our training. — Feedback from suppliers. — Number of tenders using carbon pricing. — Continuity of relationships. Section 172 statement and stakeholder engagement continued 34 Haleon Annual Report and Form 20-F 2025

Our culture and people Purpose-led, performance‑focused As we transform into a world class consumer company, we are reshaping Haleon’s culture to support our Win as One strategy. We are building a distinctive culture that gives us a competitive edge and enables us to deliver at pace. Underpinned by our purpose – to deliver better everyday health with humanity – we are driving an agile and performance-focused culture, empowering our people to innovate, collaborate and reach their full potential, so we can meet the evolving needs of our consumers across the world. 89% Annual engagement survey overall response rate 77% Win as One index Our Win as One strategy Our Win as One strategy sets the direction for Haleon to seize opportunities and realise our full potential. It provides clarity for the whole business to drive the organisation consistently forward. There are four elements to our strategy – all designed to work together and reinforce each other. It starts with our purpose – to deliver better everyday health with humanity – because what we do matters. To achieve this, we have defined two ambitions: to reach one billion more consumers by 2030 and deliver industry-leading shareholder returns. Four strategic drivers underpin these ambitions, supported by behaviours that foster an agile, performance-focused culture. These include reports from our Speak Up channel and the results from our annual employee engagement survey. As part of our cultural development work we have evolved our employee listening approach to sharpen how we measure cultural progress, celebrate successes, and allow for course correction. Our approach now encompasses a wider range of indicators to include data points that show improvements in employee perception and business outcomes related to our five culture transformation levers (strategy, operating model, processes, people and behaviours and performance management). These insights show a fuller experience of working at Haleon, related to the targeted cultural shifts we are making and enable action taking through the course of the year. Our full range of indicators now include: — Clear behavioural expectations set through annual mandatory Code of Conduct training including anti-bribery and corruption and keeping data secure. — A new cultural transformation dashboard to measure progress against the five transformation levers through perception and business outcomes. — A framework of internal financial and operational controls, audit and assurance programmes that monitor the Company’s compliance with regulations and internal procedures and policies. — Encouraging anyone, whether working for Haleon or not, to speak up about misconduct, breaches of policy or procedures, and suspected violations of laws and regulations. — Measuring employee engagement through our annual employee engagement survey. Haleon received an 82% overall engagement score. In line with our purpose, our refreshed Health Inclusivity and Sustainability strategy is woven into every element of our strategy. Together, they align our organisation to accelerate growth. This is how we Win as One – through our people, creating impact for consumers and value for shareholders. Measuring our culture Culture is the foundation of how we deliver on our purpose and Win as One strategy and we are continuing to transform Haleon into a world-class consumer company with an agile, performance-focused culture. The Board and Executive Team receive regular reports on all aspects of culture, through quarterly engagement sessions led by our board member and Workforce Engagement Director, Dame Vivienne Cox. Growing at Haleon Week A week of development and learning for our global community Growing at Haleon Week 2025 returned after its successful launch in 2024, bringing together our global community for a focused week of learning and development. Held in September, the programme offered a rich agenda of sessions, workshops, and engagement activities aimed at strengthening enterprise thinking and accelerating cultural transformation. Highlights included a keynote from Brian McNamara on breaking down silos and moving ‘slow to go fast’ to drive purposeful progress. Additional sessions led by Haleon leaders explored how better understanding consumers – particularly in lower income segments – can unlock new opportunities for growth. Net promoter score 70 (NPS) I would recommend Growing at Haleon Week. Spotlight Haleon Annual Report and Form 20-F 2025 35 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Our culture and people continued — Measuring our environmental, health and safety performance across the Company and conducting risk-based audits, which the Board and Executive Team monitor. — Conducting regular conversations and year-end reviews with employees. Our people Our people comprise permanent and fixed-term direct employees, supported by third-party temporary workers and contractors. We are creating an organisation where everyone can reach their full potential and perform at their best. Our Win as One culture gives us a competitive edge and attracts industry-leading talent. Together our people focus on our growth and productivity ambitions. To support this, our initiatives and policies reflect international employment law, including the Universal Declaration of Human Rights, and International Labour Organisation (ILO) Declaration on Fundamental Principles and Rights at Work. We work to create an inclusive environment where everyone can belong. increase in internal hiring volumes driven by job posting policies and improved talent marketing. Development and learning has three objectives: build the right competencies to stay safe and compliant within our regulatory environment; develop strategic capabilities; and provide employees with opportunities to grow and reach their potential. We identify strategic capability needs through our strategic planning processes overlaid with our talent and performance cycles. External trend analysis enables us to prioritise hard to find capabilities that are critical to our enterprise strategic plans. These inform our internal learning and development offerings and investments in capability-building programmes. Our offerings include a range of options, from apprenticeships (where available), coaching and mentoring to self-led resources, supporting employees’ career development at Haleon. September saw us launch our new learning management system, the first phase of modernising our total learning ecosystem. This puts relevant learning in the hands of employees with greater ease, and is accessible on any device, anywhere; outpacing the norm for manufacturing environments. We have streamlined related learning processes and items. In June, we ran our second leader event in London, building on momentum from the previous year. We ran our second Growing at Haleon Week, available to all employees globally. More than 40,000 places were taken up across 19 sessions, with 35 speakers. Leadership development Our leadership development offer provides a globally consistent, career-stage appropriate, and strategically aligned curriculum for leaders at all Attracting, fostering and developing talent Our ability to attract and retain industry-leading talent is critical to delivering our Win As One ambitions. Our talent acquisition capability evolved again in 2025; we simplified our recruiting processes, aligned our interview guides and interview enablement to the Win As One strategy. We also deployed new leadership assessments to improve how we identify the most impactful talent for critical roles – internally and externally. We improved both the reliability of and accessibility to, key talent insights and hiring performance data. In Q1, we implemented Eightfold AI, a leading candidate relationship management and recruiting workflow automation tool, which has measurably reduced cost and time-to-offer for both executive and non-executive recruitment. As a result, we have seen significant improvements in our hiring speed, hiring experience delivered to candidates and managers, a reduction in external vendor spend, and automation of key work processes such as interview scheduling and candidate outreach. In 2026, we plan to improve how we onboard new hires to drive speed to productivity and new hire retention. We also anticipate an levels of the organisation. Since 2023, 58% of the leadership population have completed at least one global leadership development programme, a significant increase from 12% in 2022. This demonstrates strong engagement in our global leadership development offer. NPS across these programmes average 60, and completion rates are at 78%+ reflecting strong participant advocacy and satisfaction with the global offerings. We have also won silver and bronze Brandon Hall Awards for our two leadership development programmes – Inspire and Lead. Creating a more inclusive workplace In 2025, we continued to develop our commitment to inclusion and belonging (I&B) and our strategy focused on three key pillars: — Employee belonging – creating a work environment that is inclusive and accessible. — Workforce representation – attract, recruit, promote and retain the best talent that reflects the communities and consumers that we serve. — Societal change – leverage our expertise to enable health inclusivity through our business relationships, brands and research. In 2025, Haleon’s Global I&B council met quarterly to set priorities, review I&B progress, and drive accountability for our inclusion agenda. The council, sponsored by the Chief Human Resources Officer and chaired by the Global Head of Talent, provides oversight and funding for global initiatives, ensuring that I&B is embedded consistently across the business. Discover more… We will undertake targeted cultural development work in 2026 to help to ensure Haleon continues to have a culture that supports our strategic plans. See also our stakeholder engagement, strategy, approach to risk and financial statement sections on pages 32, 6, 50 and 105. See also our key performance indicators section on page 40. See also the Audit & Risk Committee Report from page 70. See also our statement of compliance on page 59 with links to our standards and policies. Our ability to attract and retain industry-leading talent is critical to delivering our Win As One ambitions. Our talent acquisition capability evolved again in 2025; we simplified our recruiting processes, aligned our interview guides and interview enablement to the Win As One strategy. 36 Haleon Annual Report and Form 20-F 2025

Our employee resource groups (ERGs) are open to all employees and create inclusive, supportive communities where colleagues can connect through shared experiences and act as strategic partners to the business by advancing inclusive practices. In 2025, our ERGs delivered meaningful impact across the business: Pride helped secure the Rainbow Honours Large Organisation of the Year award; our inclusive mentoring programme Elevate U! doubled its reach and Women@Haleon launched our first Menopause toolkit; Empower advanced accessibility and neurodiversity with resources such as a managers’ toolkit and a Celebrating Different Minds video series; and Illuminate strengthened ethnic inclusion through unified local networks and targeted programmes. We also continue to champion local ERGs (for example, our UK Carers ERG and the introduction of our new generational ERG: ConnectGen). Collectively, these efforts strengthened Haleon’s culture of inclusion, reaching colleagues across 20 markets and multiple functional chapters. Outside the US and Puerto Rico, we remain committed to achieving our gender parity goal 48-52%3 in our global leadership roles by 20304. We aim to framework by creating a wellbeing steering committee with representatives from different areas of the business. In 2026, we will continue to collaborate closely with the Benefits team to ensure alignment between our wellbeing and benefits strategy. We are also planning to create an employee oral health programme and refresh our preventative health offering. Workplace environments We have continued to evolve our Workplace Solutions guidelines and standards in 2025. As we continue to adapt and grow, our foremost objective is to ensure that each of our offices and sites delivers an optimal level of service and experience that meets the evolving needs of our business and employees. This year, we have introduced innovative design guidelines that emphasise enhancing the employee experience at our sites. Our revised guidelines and standards establish a cohesive global approach, ensuring consistency, safety, sustainability, achieve this by ensuring our hiring, talent pipeline and development processes remove bias and encourage applications from a range of talent – ensuring that appointments are always made based on the skills and experience required for the role. Employee health and wellbeing At Haleon we are committed to ensuring wellbeing is at the heart of the everyday employee experience, enabling our employees to be at their best and thrive. Aligned to our Win as One ambitions, and by prioritising wellbeing, celebrating differences, and fostering an inclusive workplace, we aim to unleash the full potential of our employees. In 2025, we launched our new 24/7 confidential global employee assistance programme (EAP) in partnership with our wellbeing partner to support our employees and their dependants across both personal and professional challenges. We refreshed and relaunched our wellbeing champion network, growing the network globally and developing a new framework to set up our champions for success and embed wellbeing into our culture. As part of our new wellbeing strategy, we have started to build a governance and cost control across all locations while simultaneously supporting our workforce and our brand. We are committed to creating spaces that strike the perfect balance between productivity, community, collaboration and focus areas. Where possible, our Hybrid at Haleon philosophy enables employees to blend working from the office, home and other locations to foster creativity and innovation, enhance focus and deepen relationships. Current working arrangements can include part-time working, home working and flexible working hours. As at 31 December 2025 Men Women Other Non-disclosed Total Directors 4 7 — — 11 Executive Team 7 6 — — 13 Executive Team direct reports 52 49 — 4 105 Senior managers2 711 650 — 11 1,372 All employees 13,036 11,348 12 139 24,535 1. Gender representation reporting is provided in accordance with our UK reporting obligations. 2. Comprised of Leadership roles as defined in our glossary. Company gender representation1 See also our Nominations & Governance Committee Report on page 76. Aligned to our Win as One ambitions, and by prioritising wellbeing, celebrating differences, and fostering an inclusive workplace, we aim to unleash the full potential of our employees. 3. Gender parity is defined as between 48-52%. Since 2025, this metric does not include the US and Puerto Rico. 4. Percentage indicates the percentage of female permanent employees. Employees who did not self-identify their gender or answered ‘prefer not to say’ are excluded from the calculation. Haleon Annual Report and Form 20-F 2025 37 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Our culture and people continued

Health and safety

In 2025, we continued our commitment to achieving a safe, healthy workplace and a zero-harm culture. Our EHS management system and strategic approach continue to prioritise building capability, high hazard risk elimination and simplifying processes to prevent harm in the workplace. This strategy is underpinned by annual objectives and measurable targets designed to drive continuous improvement and reduce reportable injuries, illnesses, and serious incidents.

We also maintained our focus on delivering task-specific and risk-based health and safety training for employees and third-party temporary workers, emphasising hazard recognition and proactive risk mitigation in the workplace.

	2025	2024
Reportable Injury and Illness Rate per 100,000 hours worked – employees and external workers	0.14	0.13
Lost time injury and illness rate per 100,000 hours worked – employees and external workers	0.13	0.11
Fatalities	0	0

1.	In 2024, one additional lost-time reportable event was reported late following an internal investigation and therefore was not included in the 2024 Reports.

Upholding our standards

We have standards and policies in place to ensure we uphold high standards of business ethics. We are committed to transparency, integrity, consumer satisfaction, safety and compliance with all relevant laws and regulations.

Product quality, safety and
development

Our products undergo extensive quality testing and controls as part of our manufacturing processes. In addition, we have portals for consumers to obtain product information and report adverse reactions. The Haleon Quality System establishes standards that govern the entire product lifecycle, ensuring consistency across all business units and third-party manufacturers. It emphasizes the role of management at all levels in upholding these standards, particularly during product development. Haleon’s scientists focus on tailoring products to meet local needs, subjecting them to rigorous research and testing to comply with quality and safety standards, thereby fostering consumer trust. This process includes various assessments such as stability testing, consumer feedback, and clinical studies.

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

The purpose of the Haleon Safety board, as part of the governance framework that manages Haleon’s Product User Safety risk, is to: set the Company’s product safety strategy; and oversee the implementation of the product safety policy in relation to the composition and core company position of all products. Additionally, continuous monitoring of ingredient safety is conducted in collaboration with industry peers, regulators and healthcare providers, ensuring that Haleon remains proactive in assessing the safety and benefits of its products.

  Spotlight

Cyber security

We recognise that the cyber security landscape within which we operate is hostile and like many other organisations we are at risk of a cyber-security attack that could compromise our ability to manufacture, distribute and sell our products and services. We continue to invest to mitigate this risk, including using advanced technologies, engagement of third-party experts, and the development of our own capability.

We have a third-party risk management process in place to help ensure that inherent risk assessments are completed for third-party suppliers, with additional due diligence assessments completed for higher risk suppliers.

We have a dedicated cyber-security function that is focused on the threat landscape and attack vectors that are targeting healthcare providers, including ransomware threats, and a cyber-defence team in place to monitor and react to cyber threats. The security team build appropriate controls into new developments whilst continually assessing the posture of production systems. Haleon’s Chief Information Security Officer has approximately 15-years cyber-security experience and is responsible for the cyber-security function. They provide frequent updates on issues including: current threats; operational key risk indicators; and cybersecurity maturity improvements, to the Executive Team and Audit & Risk Committee, who have oversight of our information security and cyber-risk strategy. Cyber security risk updates are shared with the wider Board by the Audit & Risk Committee.

—	During the year we ran several independent cyber exercises to test our organisational response to threats. These have provided valuable insights to allow us to further improve our defences.

    —  There was strong focus on the Operational Technology (OT) environments within our manufacturing and R&D sites.

    —   As part of our overall drive to improve our cyber security posture, 2025 saw the initiation of our cyber culture campaign. Launched by the CEO in January, it has been a year-long campaign aimed at improving the cyber security awareness of our people covering several key topics such as password discipline, physical security, and the risks of social engineering through an omni-channel approach.

    —   Given the hostile external landscape, we have reviewed our cyber preparedness during the year and identified tactical enhancements. In addition, we have put in place actions to further improvements across the organisation to strengthen our resilience.

    —   During 2025, Haleon did not identify any significant cyber security related incidents.

We are committed to transparency, integrity, consumer satisfaction, safety and compliance with all relevant laws and regulations.

38	Haleon Annual Report and Form 20-F 2025

— As part of our commitment to continuous improvement, we introduced the Sustainability Guidance for Suppliers Document, outlining expectations in key areas – decarbonisation, human rights, water stewardship, and sustainable sourcing – and providing practical steps to make progress towards our sustainability goals. — We aim to achieve net zero carbon emissions from source to sale by 20405 .. We have implemented key policies to support this goal, including our Buying Goods and Services Policy, which covers not only the requirements for carbon pricing in tenders but also the sustainable procurement of agricultural, marine and forest derived materials. — We are driving our Scope 3 agenda to achieve our SBTi near-term goal of reducing source to sale emissions by 42% vs 2022. This includes partnering with suppliers, promoting renewable electricity adoption through our sponsorship of the Energize programme, supporting cost-efficient transitions to low-carbon heat via our partnership with Johnson Controls, and optimising transition plans with Zeroute. confidentiality; proportionality; and non-retaliation. Regular updates and investigation reports are reviewed by senior management and the Audit & Risk Committee, and learnings are converted into recommendations and updated training. Human rights Haleon is committed to respecting and promoting human rights wherever we do business, including upholding the Universal Declaration of Human Rights and the International Labour Organization’s core labour standards. We aim to align our processes and procedures with international standards, including the UN Guiding Principles on Business and Human Rights and the Organisation for Economic Co-operation and Development’s (OECD) Guidelines for Multinational Enterprises. Our Human Rights Policy is reviewed by the Environmental & Social Sustainability Committee (ESS) and outlines how we embed human rights principles into business practices and relationships with suppliers and partners. Our suppliers Haleon’s supply chain is essential to supporting both our commercial objectives and sustainability ambitions. We work with a broad network of suppliers providing goods for manufacturing, as well as value-added services such as technology, marketing, and logistics. — Our approach is guided by Haleon’s Supplier Code of Conduct, which sets minimum expectations for ethical conduct, environmental stewardship, and social responsibility. Each Haleon supplier is expected to accept and follow it. Haleon’s supply chain is essential to supporting both our commercial objectives and sustainability ambitions. Discover more… For further information about our zero carbon initiatives see our approach to health inclusivity and sustainability section on page 15 and our Health Inclusivity and Sustainability report. Code of Conduct Our Code of Conduct helps to promote ethical business practices and offers guidance to our Board, Executive Team, employees and third-party temporary workers. Non-compliance with our Code is considered misconduct and may lead to disciplinary action, including termination. Relevant principles of our Code also extend to our suppliers, distributors, agents, consultants and contractors. The Code: comprises 19 principles; is available in 19 languages; and combines written standards with a decision-tree approach to help make the right choices and know when to seek advice. In 2025, a new section on leadership expectations was included in our Code to clearly communicate expected behaviours to line managers. All employees receive annual training on the Code of Conduct and essential compliance principles. Anti-bribery and anti-corruption Our policy on the Prevention of Bribery, Corruption and Other Financial Crimes outlines our global principles, standards, requirements, and zero-tolerance stance. All employees and third-party temporary workers must adhere to this policy and receive training on its main principles. Regular internal checks are conducted as part of our financial control procedures, and due diligence checks are performed on all high-risk third parties. During 2025, regular updates on the compliance programme were provided to the Executive Team and the Audit & Risk Committee. Speak up Haleon encourages anyone, whether working for the Company or not, to speak up about misconduct, breaches of policy or procedures, and suspected violations of laws and regulations. Concerns can be raised in multiple languages via an independently managed web form and hotlines, or by email, telephone, or post. All cases are handled in accordance with Haleon’s investigatory principles: humanity; 5. Aligned to guidance from The Climate Pledge and Race to Zero. Haleon Annual Report and Form 20-F 2025 39 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Our key performance indicators We have several enterprise metrics monitoring performance across the business, from which we select our key performance indicators (KPIs). These are the most applicable in tracking our strategic performance, health inclusivity and sustainability efforts, and commitments to our key stakeholders. The Board and Executive Team monitor our KPIs to ensure continued alignment to our strategy and, where applicable, they are linked to Executive Directors’ remuneration. See also the Directors’ Remuneration Report from page 78, and forward-looking statements on page 204 Delivery on our 4–6% medium-term guidance. Relevance and calculation: Measures the strength of our existing portfolio. Data is reconciled to our Financial Statements. Reconciliations are included in our Non-IFRS measures section on page 205. Future focus: Continue to deliver on our guidance, prioritising driving growth from increasing penetration, brand building, innovation and developing routes to market. Targeting medium-term leverage of c.2.5x net debt/ adjusted EBITDA. Relevance and calculation: Reducing our leverage strengthens our balance sheet and maintains our investment-grade credit rating. Data is reconciled to our Financial Statements. Reconciliations are included in our Non-IFRS measures section on page 205. Future focus: Operate a strong investment-grade balance sheet with medium-term leverage of c.2.5x net debt/adjusted EBITDA. A key component in measuring the viability of our business. Relevance and calculation: Provides us with capacity to invest in the business, pay down debt and make shareholder returns. Data is reconciled to our Financial Statements. Reconciliations are included in our Non-IFRS measures section on page 205. Future focus: Drive free cash flow through a combination of working capital management and efficiencies across the business. A key profitability measure, measuring the Group’s performance against its sustainable growth model. Relevance and calculation: Drives value-creating behaviours and captures excess cash returned to shareholders via share buybacks, which in turn increase total shareholder returns. Data is reconciled to our Financial Statements. Reconciliations are included in our Non-IFRS measures section on page 205. Future focus: Top-line and bottom-line growth of the business, reduction of interest charges through optimal leverage, and share buybacks. Continued profitable growth. Relevance and calculation: Our organic operating profit growth is an important indicator of the strength of our business model. Data is reconciled to our Financial Statements. Reconciliations are included in our Non-IFRS measures section on page 205. Future focus: Drive positive operating leverage, whilst at the same time ensuring healthy investment to drive top-line growth or return to shareholders. Drive market share gains through brand building, innovation and increased investment in A&P and R&D. Relevance and calculation: The attractiveness of our products is key for all our stakeholders, giving them confidence in our ability to increase household penetration and capitalise on new and emerging opportunities. Based on Haleon’s analysis of third-party market value sales and share data, including IQVIA, Circana and NIQ data. Future focus: Ensure healthy investment in A&P and drive innovation through investment in R&D. Free cash flow1 PSP Adjusted diluted earnings per share (EPS) growth1 PSP Business gained/maintained share Financial and commercial KPIs Organic revenue growth1 AIP Net debt/adjusted EBITDA1 PSP 2 Organic operating profit growth1 AIP 2023 2024 2025 3.0% 5.0% 8.0% 2023 2024 2025 £1.9bn £1.9bn £1.6bn 2023 2024 2025 2.6x 2.8x 2023 3.0x 2024 2025 5.0% 3.5% (6.0)% 2023 2024 2025 10.5% 9.8% 10.8% 2023 2024 2025 60% 71% 58% 40 Haleon Annual Report and Form 20-F 2025

Our KPIs and Executive Director remuneration in 2025 Elements of our Executive Director remuneration are linked to the delivery of specific KPIs, that are considered the most relevant in assessing business performance and our commitments to stakeholders. See also the Directors’ Remuneration Report from page 78. Performance Share Plan ESG qualifier The 2025 Performance Share Plan has an ESG qualifier with thresholds set for two responsible business KPIs: carbon reduction and a reduction in virgin petroleum-based packaging. At the end of the performance period, if either of the thresholds are missed, a reduction in the level of vesting of 10% could be applied for each missed threshold. If the metrics are static or go backwards compared to the 2024 baseline, a 25% reduction in the level of vesting could be applied for each measure (i.e. a potential overall reduction of up to 50%). Reduce our net Scope 1 and 2 carbon emissions by 100% by 2030 vs a 2020 baseline. Relevance and calculation: Decarbonising our operations is a key focus area and helps protect against climate-related transition risks. We track the percentage change in total tonnes of market-based net Scope 1 and 2 greenhouse gas (GHG) emissions vs 2020. Future focus: We are focused on addressing our remaining Scope 1 emissions by transitioning to renewable-energy-powered systems for heating and cooling. We aim to achieve gender parity in leadership roles by 2030.5 Relevance and calculation: We believe that building an inclusive organisation, that represents the consumers and communities who rely on our brands, is a competitive advantage and is an important consideration for our stakeholders. Calculated as a percentage of employees who self-identify as female, compared to our overall number of permanent employees, across a quarterly average. Future focus: Monitor representation (excluding the US and Puerto Rico) to understand the composition of our workforce and how it reflects our key stakeholders. Reduce our use of virgin petroleum-based plastic by 10% by 2025, and a third by 2030, vs a 2022 baseline. Relevance and calculation: Packaging and plastic pollution are environmental areas of high concern to consumers. We are committed to addressing this by making our packaging more sustainable. We track the percentage change in estimated tonnes of virgin petroleum-based plastic in our packaging vs 2022. Future focus: Continue to focus on reducing our use of virgin petroleum-based plastic, and replacing it with recycled plastic or alternative materials, focusing on our most significant packaging formats. Build a company where employees are proud to work, feel inspired, challenged, supported and have a sense of personal accomplishment. Relevance and calculation: Ensuring employees feel that Haleon is fulfilling its core engagement index measures, is fundamental to our long-term success. We track responses to our core engagement index measures in our annual employee survey and review progress via our pulse survey. Future focus: Continue to focus on strengthening our culture to drive performance, agility and continuous improvement. Gender representation5 PSP ESG QUALIFIER 6 Employee engagement7 Responsible business, people and culture KPIs Performance Share Plan 2025-27 PSP Annual Incentive Plan AIP Carbon reduction3 PSP ESG QUALIFIER Virgin petroleum-based plastic reduction4 PSP ESG QUALIFIER 50% linked to Cumulative free cash flow 30% linked to Adjusted diluted EPS growth 20% linked to Organic operating margin improvement 40% linked to Organic revenue growth 40% linked to Organic operating profit growth 20% linked to individual business objectives Footnotes: 1. Organic revenue growth, Organic operating profit growth, Free cash flow, Adjusted diluted earnings per share and Net debt/adjusted EBITDA are Non-IFRS measures. Definitions and calculations of Non-IFRS measures can be found on page 205. 2. Performance Share Plan measure until and including the 2023-2025 PSP. 3. Successful reductions shown as negative figures. The 2024 and 2025 reporting periods run from 1 December of the prior year to 30 November of the reported year. The 2020 baseline is the calendar year. Carbon offsets account for 11% of our location-based Scope 1 and 2 carbon emissions in 2025. 4. Successful reductions shown as negative figures. The 2024 and 2025 reporting periods run from 1 July of the prior year to 30 June of the reported year. The end point for the 2025 goal is the end of the 2025 calendar year. The 2022 baseline is the calendar year. The scope of our estimated packaging footprint includes product packaging and some devices, including toothbrushes. 5. Gender parity is defined as between 48-52%. Since 2025, the Gender representation metric does not include the US and Puerto Rico. The 2024 result has also been updated to exclude these, hence the 2024 result shown differs from the value of 45.2% disclosed in the 2024 Annual Report and Form 20-F and the 2024 Responsible Business Report. Percentage indicates the percentage of female permanent employees. 6. Performance Share Plan ESG qualifier until and including the 2024-2026 PSP. However, for that qualifier, Gender Representation is calculated on a global basis including US and Puerto Rico. See page 95 for details on the Performance Share Plan ESG qualifier on gender representation. 7. Measure shows the engagement index at Haleon calculated as an average favourability score on three questions: 1) I am proud to work for Haleon; 2) My work gives me a feeling of personal accomplishment; and 3) I would recommend Haleon as a great place to work. 2024 2025 (55)% (50)% 2024 2025 (9)% (1)% 2023 2024 2025 82% 81% 78% 2024 2025 46.3% 44.6% Haleon Annual Report and Form 20-F 2025 41 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Had we had a normal cold and flu season, organic growth would have been 3.4%. We continue to operate in attractive categories with long-term consumer tailwind trends such as increased focus on health and wellbeing. This alongside our trusted brands, healthy innovation pipeline and leading category positions, are the key reasons we remain confident in our medium-term guidance of 4-6% revenue growth. During the year, we continued at pace to unlock savings from productivity, particularly across the supply chain where we made strong progress in reducing SKUs, packaging specifications and formulations. This, combined with pricing resulted in adjusted gross profit growth of 4.4% (constant currency) and 220bps of margin expansion (constant currency) (reported: 3.8% with 350bps of margin expansion). Unlocking efficiencies across the supply chain remains an area where we continue to see significant potential. Our strong gross profit performance, meant that we were able to invest in the business at a healthy rate with advertising and promotional (A&P) spend 2025 was a pivotal year for Haleon, marked by the introduction of our value creation framework to deliver industry-leading returns. Despite a softer consumer and customer environment, with global category growth falling below historic averages, we delivered strong financial results, in line with our value creation framework. We delivered strong organic operating profit driven by strong gross margin improvement enabling further investment in the business whilst delivering more to the bottom line, combined with strong cash generation enabling disciplined capital allocation. I would like to thank everyone at Haleon for all their efforts in delivering strong financials and building solid foundations for continued momentum in 2026. High quality earnings For the year, organic revenue increased 3.0% (reported: (1.8)%) to £11.0bn with our consumption outperforming the market. Headwinds from foreign exchange and net M&A reduced revenue by 2.8% and 2.0% respectively. Organic growth was held back by a weakening consumer environment and lower levels of cold and flu which impacted performance in the fourth quarter. up 7.5% constant currency (reported: +4.7%) to 20.5% of revenue. Investment was focused on our core, key growth markets such as India and driving innovation. At the same time, we looked to maximise the effectiveness of our spend. Adjusted R&D spend was up 7.7% constant currency (reported: +6.1%) focused on a number of key areas including scientific evidence generation for new and differentiated claims along with digital enablement. Altogether, organic profit growth of 10.5% (reported: +9.3%) represented 160bps of margin growth (reported: 230bps). This was partly offset by a drag from net M&A ((70) bps) and FX ((30)bps) which resulted in adjusted operating margin up 60bps at actual rates. Adjusted EPS was up 5.0% to 18.8p (reported EPS: up 17.8% to 18.5p) largely reflecting the strong profit performance, lower dividend payments for our China JV and the impact of the £500m share buyback. Chief Financial Officer’s review 2025 Finance review 9.3% Operating profit growth £2.6bn Net cash inflow from operating activities 10.5% Organic operating profit growth £1.9bn Free cash flow Dawn Allen Chief Financial Officer We delivered strong financial results, in line with our value creation framework. During the year, we continued at pace to unlock savings from productivity, particularly across the supply chain where we made strong progress in reducing SKUs, packaging specifications and formulations. 42 Haleon Annual Report and Form 20-F 2025

Strong cash performance Our cash performance was also strong, with free cash flow of £1.9bn, up £194m on a like-for-like basis (i.e. excluding the impact of divestments in 2024 including net proceeds of £325m offset by £(100m) of associated tax payments). This was helped by a strong improvement in our working capital cycle which reduced by 11 days. Working capital continues to be an area where we see further optimisation opportunity. Capital expenditure of £413m (2024: £318m) was weighted towards growth and productivity with spend largely devoted to systems, processes and automation. Driving shareholder returns During the year, we returned £1.1bn to shareholders through a £500m buyback with the remainder coming from dividends. This, along with spend to complete the full buyout of our China JV and our strong free cash flow performance meant that we were able to reduce leverage by £0.6bn to £7.3bn representing 2.6x net debt/adjusted EBITDA (2024: 2.8x); in line with our medium-term guidance. As highlighted at our Capital Markets Day, we continue to believe c.2.5x net debt/adjusted EBITDA is the right leverage for Haleon over the medium term. This enables the business to appropriately balance our capital allocation priorities of maintaining a strong investment grade balance sheet, to invest for growth and explore bolt-on acquisitions, as well as return surplus capital to shareholders. Income statement summary 2025 £m 20242 £m % change Revenue 11,030 11,233 (1.8) Revenue growth (1.8%) (0.6%) Organic revenue growth1 3.0% 5.0% Gross profit 7,080 6,824 3.8 Adjusted gross profit1 7,193 7,099 1.3 Operating profit 2,412 2,206 9.3 Adjusted operating profit1 2,526 2,500 1.0 Net finance costs (262) (302) (13.2) Profit before tax 2,152 1,910 12.7 Profit after tax attributable to shareholders of the Group 1,667 1,442 15.6 Adjusted profit after tax attributable to shareholders of the Group1 1,697 1,638 3.6 Earnings per ordinary share Diluted (pence) 18.5 15.7 17.8 Adjusted1 (pence) 18.8 17.9 5.0 1. Definitions and calculations of non-IFRS measures can be found from page 205. 2. For a discussion of the Group’s financial and operating performance for the year ending 31 December 2024, see Haleon’s 2024 Annual Report and Form 20-F, pages 34-42. Given these priorities, the Board has proposed a final dividend for 2025 of 4.9p per ordinary share and a total dividend of 7.1p per ordinary share, up 7.6% year on year. In addition, we have announced the allocation of £500m to share buybacks in 2026. This reflects our expectation for another year of strong financial performance. Looking ahead We are making good progress in transforming Haleon into a world-class consumer company. However, there is more to do to become truly agile and relentlessly consumer-focused. The evolution of our operating model will be key to driving this shift. Through our value creation framework, we are focused on building flexibility and agility in our P&L by unlocking productivity savings to fund sustained investment in growth. Alongside this, an even sharper focus on return on capital reinforces our confidence in our medium-term guidance. I am confident that Haleon is well positioned to continue to create value for all our stakeholders. Haleon Annual Report and Form 20-F 2025 43 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Revenue Reported revenue declined 1.8% to £11,030m (2024: £11,233m) but grew 3.0% organically for 2025. This was below our medium-term expectations, primarily reflecting a weak cold and flu season and low consumer confidence in North America. The net impact of foreign exchange and net M&A reduced revenue by 2.8% and 2.0% respectively, the latter reflecting the effect of the 2024 disposals of ChapStick and Nicotine Replacement Therapy business outside the US. Gross profit Reported gross profit increased by 3.8% to £7,080m (2024: £6,824m) with gross margin up 350bps to 64.2%. Adjusted gross profit increased by 1.3% at actual exchange rates and 4.4% at constant currency to £7,193m (2024: £7,099m). Key drivers of margin expansion included pricing to offset inflation, net revenue management and benefits from the supply chain productivity programme. Adjusted gross profit margin increased 200bps at actual exchange rates to 65.2% (2024: 63.2%) and 220bps at constant currency to 65.4%. Operating profit Reported operating profit increased by 9.3% to £2,412m (2024: £2,206m) and reported operating profit margin increased 230bps to 21.9% (2024: 19.6%). Adjusted operating profit increased by 1.0% at actual exchange rates to £2,526m (2024: £2,500m) and increased 10.5% on an organic basis. Adjusted operating profit margin increased 60bps to 22.9% (2024: 22.3%). On an organic basis, adjusted operating profit margin increased 160bps, driven by progress on productivity initiatives and operating leverage to support investment in long-term performance. For the year, A&P spend was up 4.7% at actual exchange rates, and up 7.5% at constant currency, representing 20.5% of revenue (2024: 19.2%). Adjusted R&D expenditure was £315m (2024: £297m), up 6.1% at actual exchange rates and up 7.7% at constant currency, with increased investment across key innovation areas and superior evidence generation. Adjusting items within operating profit totalled £114m in 2025 (2024: £294m). This included the amortisation and impairment of intangible assets of £60m (2024: £147m). In the prior year, £135m related to the impairment of Nexium from weaker market conditions in the Proton Pump Inhibitor (PPI) category. During 2025, Nexium was reclassified to a definite life amortised brand and no further impairment has been recognised for Nexium. Restructuring costs totalled £89m (2024: £214m) and included amounts related to the productivity programme and two site closures. Transaction-related costs and separation and admission costs were £nil in 2025 (2024: £(1)m and £30m respectively). Disposals and other items amounted to £(35)m (2024: £(96)m) and included gains related to prior year divestments and settlements. Net finance costs Net finance costs were £262m (2024: £302m). This reflected finance costs of £340m (2024: £384m) and finance income of £78m (2024: £82m). Lower net finance costs largely relate to the reduction in debt and lower interest rates. Tax charge The statutory tax charge of £472m (2024: £435m) represented an effective tax rate on IFRS results of 21.9% (2024: 22.8%). The tax charge on an adjusted basis was £554m (2024: £527m) and the effective tax rate on an adjusted results basis was 24.5% (2024: 24.0%). Profit after tax and earnings per share Profit after tax attributable to shareholders of the Group was £1,667m (2024: £1,442m) and adjusted profit after tax attributable to shareholders was £1,697m (2024: £1,638m), up 3.6% at actual exchange rates. Diluted earnings per share increased 17.8% to 18.5p in 2025 (2024: 15.7p). Adjusted diluted earnings per share increased 5.0% to 18.8p (2024: 17.9p) reflecting slight growth in adjusted operating profit, lower net finance costs and non-controlling interest, and a 1.6% reduction in diluted weighted average share count following the buyback of shares in 2025. This was partly offset by a higher tax rate on adjusted profit before tax. 2025 Finance review continued 44 Haleon Annual Report and Form 20-F 2025

Geographical segment performance Revenue by geographical segment for the year ended 31 December Revenue (£m) Revenue change (%) 2025 2024 Reported Organic1 Price1 Vol/Mix1 FX impact Net M&A impact North America 3,866 4,042 (4.4)% (0.4)% 1.0% (1.4)% (3.0)% (1.0)% EMEA & LatAm 4,592 4,631 (0.8)% 4.7% 4.2% 0.5% (2.3)% (3.2)% APAC 2,572 2,560 0.5% 5.2% 1.0% 4.2% (3.3)% (1.4)% Group 11,030 11,233 (1.8)% 3.0% 2.3% 0.7% (2.8)% (2.0)% 1. Price and volume/mix are components of organic revenue growth. Definitions and calculations of non-IFRS measures can be found from page 205. Adjusted operating profit by geographical segment for the year ended 31 December Adjusted operating profit1 (£m) YoY change YoY Organic change1 FX impact Net M&A impact 2025 2024 2025 Group operating profit 2,412 2,206 9.3% Reconciling items between adjusted operating profit and operating profit2 114 294 (61.2)% Group adjusted operating profit3 2,526 2,500 1.0% 10.5% (3.8)% (5.7)% North America 947 1,000 (5.3)% 1.9% (4.4)% (2.8)% EMEA & LatAm 1,090 1,054 3.4% 15.9% (3.5)% (9.0)% APAC 553 539 2.6% 13.1% (6.7)% (3.8)% Corporate and other unallocated (64) (93) 31.2% 9.0% 22.6% (0.4)% Group adjusted operating profit 2,526 2,500 1.0% 10.5% (3.8)% (5.7)% 1. Definitions and calculations of non-IFRS measures can be found from page 205. 2. Reconciling items for these purposes are the adjusting items, which are defined under Use of non-IFRS Measures on page 205. A reconciliation between operating profit and adjusted operating profit is included under Use of non-IFRS Measures. 3. On a segment basis, adjusted operating profit is the measure of segment profit or loss reviewed by the Company’s chief operating decision maker. Adjusting items are not allocated by segment, as these items are managed centrally by the Group, and therefore are not part of the measure of segment profit or loss reviewed by the Company’s chief operating decision maker. Adjusted operating profit margin by geographical segment for the year ended 31 December Adjusted operating profit1 (£m) YoY change YoY Organic change1 FX impact Net M&A impact 2025 2024 2025 North America 24.5% 24.7% (20)bps 50bps (30)bps (40)bps EMEA & LatAm 23.7% 22.8% 90bps 230bps (30)bps (110)bps APAC 21.5% 21.1% 40bps 150bps (70)bps (40)bps Group 22.9% 22.3% 60bps 160bps (30)bps (70)bps 1. Definitions and calculations of non-IFRS measures can be found from page 205. Geographical segment performance North America 2025 £m 2024 £m Change (%) YoY Organic1 Price2 Vol/Mix2 Revenue 3,866 4,042 (4.4)% (0.4)% 1.0% (1.4)% Adjusted operating profit1 947 1,000 (5.3)% 1.9% n/a n/a Adjusted operating profit margin1 24.5% 24.7% (20)bps 50bps n/a n/a 1. Definitions and calculations of non-IFRS measures can be found from page 205. 2. Price and volume/mix are components of organic revenue growth. 2025 reported revenue was £3,866m (2024: £4,042m), a decline of (4.4)% on a reported basis, which included the negative impact of exchange rates of (3.0)% and a (1.0)% impact from net M&A. As a result, revenue declined (0.4)% on an organic basis with 1.0% price and (1.4)% volume/mix. The headwind from cold and flu, which held back organic growth in Q4, was offset by a better performance in Oral Health and VMS. Overall, in 2025, Haleon consumption grew ahead of a slightly declining market. The broader market was impacted by weaker consumer confidence from concerns around the labour market and inflation. Organic revenue growth reflected the resilience of categories such as Oral Health as well as an improved performance in Advil. However, this was more than offset by the impact of a weak US consumer and retail environment particularly across more discretionary categories such as Smokers’ Health. In addition, seasonal OTC categories including cold and flu were impacted by lower levels of incidence. — In 2025, mid-single digit growth in Oral Health was driven by Sensodyne and parodontax. — VMS declined low-single digit with an improved performance from Centrum in the second half of the year and good growth in Emergen-C. — Pain Relief was flat with growth in Voltaren more than offset by a decline in Excedrin. — Respiratory Health declined mid-single digit with a double digit decline in Q4 from a weaker cold and flu season. Smokers’ Health declined double digit. — Digestive Health was flat with growth in Tums and Benefiber partly offset by a decline in Nexium. Adjusted operating profit declined (5.3)% and grew 1.9% organically, driven by cost efficiencies which were partly offset by an increase in A&P. Adjusted operating profit margin was 24.5%, up 50bps on an organic basis. Revenue growth (4.4)% Organic revenue growth1 (0.4)% Organic operating profit growth1 1.9% Haleon Annual Report and Form 20-F 2025 45 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Europe, Middle East & Africa (EMEA) and Latin America (LatAm) 2025 £m 2024 £m Change (%) YoY Organic1 Price2 Vol/Mix2 Revenue 4,592 4,631 (0.8)% 4.7% 4.2% 0.5% Adjusted operating profit1 1,090 1,054 3.4% 15.9% n/a n/a Adjusted operating profit margin1 23.7% 22.8% 90bps 230bps n/a n/a 1. Definitions and calculations of non-IFRS measures can be found from page 205. 2. Price and volume/mix are components of organic revenue growth. 2025 reported revenue was £4,592m (2024: £4,631m), a decrease of (0.8)% on a reported basis, which included the negative impact of exchange rates of (2.3)% and a (3.2)% impact from net M&A. As a result, organic revenue grew 4.7% with 4.2% price and 0.5% volume/mix. Geographically, Middle East & Africa, Latin America and Central & Eastern Europe saw mid-single digit organic growth, and there was a resilient performance in Southern Europe and Northern Europe. Growth in Q4 was held back by a weak cold and flu season particularly across Central & Eastern Europe. Haleon consumption outperformed the market, helped by the strength of our channel mix, innovation and strong brands. Consumer confidence was impacted by inflation in Europe and Latin America which resulted in value seeking behaviour. — High-single digit growth in Oral Health was supported by strong growth from Sensodyne, Polident/Poligrip and parodontax. — Mid-single digit growth in VMS was led by Centrum up high-single digit partly offset by a decline in some local brands. — Pain Relief increased mid-single digit driven by Panadol. — Performance in Respiratory Health was impacted by a weak cold and flu season. — Therapeutic Skin Health & Other grew mid-single digit reflecting strength in Zovirax. Adjusted operating profit increased 3.4% and 15.9% organically, driven by cost efficiencies which were partly offset by an increase in A&P. Adjusted operating profit margin was 23.7%, up 230bps on an organic basis. Revenue growth (0.8)% Organic revenue growth1 4.7% Organic operating profit growth1 15.9% Asia Pacific (APAC) 2025 £m 2024 £m Change (%) YoY Organic1 Price2 Vol/Mix2 Revenue 2,572 2,560 0.5% 5.2% 1.0% 4.2% Adjusted operating profit1 553 539 2.6% 13.1% n/a n/a Adjusted operating profit margin1 21.5% 21.1% 40bps 150bps n/a n/a 1. Definitions and calculations of non-IFRS measures can be found from page 205. 2. Price and volume/mix are components of organic revenue growth. 2025 reported revenue was £2,572m (2024: £2,560m), an increase of 0.5% on a reported basis, which included the negative impact of exchange rates (3.3)% and a (1.4)% impact from net M&A. As a result, organic revenue growth in APAC was 5.2%% with 1.0% price and 4.2% volume/mix. Strong volume growth was driven by China, India and South-East Asia & Taiwan through innovation and growth across online channels combined with successful in-market execution. China grew mid-single digit, and India saw continued momentum with double digit growth. South-East Asia & Taiwan and North Asia both grew mid-single digit whilst Australia and New Zealand were up low-single digit. Haleon consumption outperformed the market. Consumer confidence in China remains steady with continued preference for brands and ongoing strength in E-comm. In India, GST reforms have boosted consumer sentiment. — Oral Health grew double digit driven by strong growth in Sensodyne in India and parodontax in China. — VMS delivered mid-single digit growth, with strong growth in Centrum, supported by a number of innovations including Centrum Daily Kits. Caltrate was flat from lapping strong growth in 2024 when a competitor was out-of-stock; consumption of Caltrate continues to be healthy. — Respiratory Health was flat given a softer cold and flu season during the first half and a normal season in the second half of the year. — Pain Relief was up mid-single digit underpinned by performance in Panadol. — Digestive Health was up low-single digit. Therapeutic Skin Health & Other slightly declined. Adjusted operating profit increased 2.6% and increased 13.1% organically. The organic increase in adjusted operating profit was driven by positive operating leverage combined with operational efficiencies, which more than offset an increase in A&P. Adjusted operating margin was 21.5% and increased 150bps organically. Revenue growth 0.5% Organic revenue growth1 5.2% Organic operating profit growth1 13.1% 2025 Finance review continued 46 Haleon Annual Report and Form 20-F 2025

Revenue by market category Revenue by market category for the year ended 31 December As announced in May 2025, the Group has adopted a new structure for reporting revenue by market category. Compared to previous reporting, the new structure: — Splits out Digestive Health & Other into Digestive Health, and Therapeutic Skin Health & Other. — Smokers’ Health, which had previously been reported as part of Digestive Health & Other is now included in Respiratory Health. — There are no changes to other categories. Revenue (£m)1 Revenue change (%) 2025 2024 Reported Organic2 FX impact Net M&A impact Oral Health 3,461 3,312 4.5% 7.9% (3.4)% — VMS 1,685 1,696 (0.6)% 1.9% (2.5)% — Pain Relief 2,564 2,564 — 2.3% (2.3)% — Respiratory Health 1,873 2,122 (11.7)% (1.9)% (1.7)% (8.1)% Digestive Health 987 1,029 (4.1)% 0.5% (4.4)% (0.2)% Therapeutic Skin Health & Other 460 510 (9.8)% 2.0% (3.1)% (8.7)% Group revenue 11,030 11,233 (1.8)% 3.0% (2.8)% (2.0)% 1. Following the change in product category structure announced on 1 May 2025, 2024 figures have been restated. 2. Price and volume/mix are components of organic revenue growth. Definitions and calculations of non-IFRS measures can be found from page 205. Oral Health In 2025, Oral Health reported revenue increased 4.5% to £3.5bn with organic revenue growth of 7.9% (excluding a (3.4)% adverse impact of foreign exchange rates). We continued to outperform the category with market share gains supported by innovations and geographic expansion, combined with strong in-market execution. Sensodyne organic revenue grew high-single digit, with growth driven by innovation, including the Clinical platform, with Sensodyne Clinical White now available in 26 markets. The launch has contributed to strong market share gains and driving penetration by 130bps particularly amongst younger consumers. The introduction of a Sensitivity + Cavity toothpaste in over 65 markets including Indonesia and South Africa is addressing affordability barriers. We maintained momentum across our gum health portfolio with the launch of parodontax Gum Strengthen & Protect with hyaluronic acid. This multi-format range across both toothpaste and mouthwash has expanded the brand into the key untapped gum need-state of protective gum care. This has now been launched in 18 markets with good consumer feedback. Building on its successful 2024 launch, Haleon expanded parodontax’s distribution in China, contributing to the brand’s global double-digit growth. VMS In VMS, 2025 reported revenue decreased (0.6)% resulting in £1.7bn. On an organic basis, revenue grew to 1.9% (excluding a (2.5)% adverse impact of foreign exchange rates). Mid-single digit growth in Centrum reflected a strong performance in EMEA & LatAm and APAC partly offset by a decline in North America. The decline in North America was a result of weak market conditions for the multivitamin category and increased promotions by competitors. The category returned to growth in North America during the second half of the year supported by the activation of cognitive function claims on Centrum Silver driving market share gains. Caltrate was flat, after lapping a tough comparative from a competitor being out of stock in 2024. Growth was supported by innovation including Caltrate Kids Liquid in China, with patented Vitamin K2 formulation driving 10x better absorption. Emergen-C grew mid-single digit, outperforming the immunity category underpinned by innovation strength including Emergen-C crystals, Emergen-C Immune+ and Zero Sugar. In Oral Health, we continued to outperform the category with market share gains supported by innovations and geographic expansion, combined with strong in-market execution. Haleon Annual Report and Form 20-F 2025 47 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

2025 Finance review continued Pain Relief In Pain Relief, reported revenue was flat resulting in £2.6bn of revenue. Organic revenue growth was 2.3% (excluding a (2.3)% adverse impact of foreign exchange rates). Organic growth was driven by mid-single digit growth in Panadol underpinned by continued share gains in a number of markets including UK and Australia. Growth was supported by innovation including Panadol Dual Action, a paracetamol and ibuprofen combination product which leverages the technology in Advil. It is now launched in nine markets. Voltaren was up low-single digit with growth in North America and Middle East & Africa, partly offset by a decline in Germany. Haleon’s innovation agenda was supported by the expansion of 2% medicated gels in China driving market share gains. Advil was flat, with an improving trend in the US through the year, supported by the launch of Advil PM LiquiGel Minis in the US and the activation of a new campaign in North America (No Pain, More Gain). Respiratory Health In Respiratory Health, reported revenue declined (11.7)% to £1.9bn with organic revenue decline of (1.9)%. The 2025 decline in reported revenue included a (8.1)% impact from net M&A (divestment of non-US Smokers’ Health business) as well as (1.7)% from foreign exchange movements. Performance was impacted by a weak cold and flu season particularly in North America and Central & Eastern Europe in Q4 with total cold and flu organic revenue down mid-single digit. Robitussin declined double digit in Q4 with lower levels of cough incidences. Otrivin grew mid-single digit with market share gains in Otrivin Nasal Mist driven by penetration from non-spray users in launch markets of Sweden and UK. High repurchase intent for the product was supported by expert advocacy. Smokers’ Health declined double digit in 2025. Excluding the impact of Smokers’ Health, Respiratory Health organic revenue would have been broadly flat. Digestive Health In Digestive Health, reported revenue declined (4.1)% resulting in £1bn of revenue and 0.5% organic growth (excluding a (0.2)% negative impact from organic adjustments and a (4.4)% adverse impact of foreign exchange movements). Tums saw good growth supported by expansion of Tums Gummy Bites driving incremental penetration and attracting new consumers to the category in the US. Benefiber was up high-single digit helped by its ‘Grow What Feels Good’ campaign. In India, Haleon launched ENO 3-in-1, delivering consumers additional benefits beyond heartburn such as indigestion and bloating. Overall, the brand declined, largely driven by double-digit decline in Brazil from a weaker macro-economic environment. Therapeutic Skin Health & Other Therapeutic Skin Health & Other reported revenue declined (9.8)% to £0.5bn with organic revenue growth of 2.0% (excluding a (8.7)% negative impact from organic adjustments and a (3.1)% adverse impact of foreign exchange rates). Organic revenue growth was driven by Zovirax, up mid-single digit, partly offset by a decline in Fenistil. Despite a challenging consumer environment, our brand portfolio performed well, outperforming the market and with 60% of the business gaining or maintaining share. 48 Haleon Annual Report and Form 20-F 2025

Indebtedness, liquidity and financial risk management Indebtedness At 31 December 2025, the Group’s total borrowings were £8,609m (2024: £10,127m), and the Group’s net debt was £7,263m (2024: £7,907m). Long-term financing consists of $6,000m USD bonds, €2,250m Euro bonds and £1,000m GBP bonds issued under the Euro Medium Term Note programme as well as CNY2,824m bank loans. As at 31 December 2025, the Group’s long-term credit rating with S&P is BBB+ and with Moody’s is A3. The Group’s short-term credit ratings are A-2 and P-2 with S&P and Moody’s respectively. Total borrowings/profit after tax was 5.1x and net debt/adjusted EBITDA was 2.6x as at 31 December 2025. Haleon expects to operate with leverage of around 2.5x net debt/adjusted EBITDA over the medium term. Cash generation Net cash from operating activities totalled £2,634m in 2025 (2024: £2,301m). Free cash flow was £1,913m (2024: £1,944m). This was up £194m compared to 2024, before taking account of the one-time net proceeds from divestments in 2024 which included £325m gross proceeds and £(100)m in associated tax payments, primarily related to ChapStick. Liquidity At 31 December 2025, the Group had total liquidity of £3,053m comprising £1,750m of bank facilities and £1,324m of cash and cash equivalents, less £21m of bank overdrafts. The Group has undrawn credit facilities of £1,750m (2024: $1,300m and £900m) with a maturity date of August 2028. As at 31 December 2025, no amounts were drawn under these facilities (2024: £nil). The Group uses short-term financing to manage working capital requirements and has access to a $10,000m US commercial paper programme and a £2,000m Euro commercial paper programme. There was no commercial paper outstanding as of 31 December 2025 (2024: £nil). Management believes that the Group has sufficient working capital for present requirements and to minimise liquidity risk, the Group has policies to limit the amount of debt maturing in any year. In addition, policies require the Group to always maintain a minimum available liquidity, including undrawn revolving credit facilities and available cash, less commercial paper issued. Interest rate risk The Group’s strategic priorities are to minimise interest costs and minimise income statement volatility arising from interest rates. The Group has a policy to limit the amount of floating rate debt it holds to manage the amount of income statement volatility. The Group regularly assesses its interest rate profile in light of changes to market interest rates. At 31 December 2025, 67% of net debt was fixed with the balance being exposed to floating rates. Foreign exchange translation risk The Group’s policy is to manage Group net debt such that the currency mix of debt broadly aligns with the currency mix of earnings, considering relative interest costs and practical implications. The currency mix of debt includes the impact of foreign exchange and cross-currency swaps. USD EUR GBP Currency mix of net debt* (including swaps) Deleveraging through a combination of net debt reduction and adjusted EBITDA growth Bond debt maturity profile (£bn)2 1. Definitions and calculations of non-IFRS measures can be found from page 205. 2. Principal value of bond debt as at 31 December 2025. Currency mix of total borrowings (as issued) 0 7907 2025 2024 Net debt1 (£m) 0 2838 2025 2024 Adjusted EBITDA1 (£m) 0.0 2.8 2025 2024 Net debt/adjusted EBITDA1 7,907 7,263 2,805 2,838 2.8x 2.6x 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2052 0.7 1.5 1.5 0.3 0.7 0.7 0.3 0.7 0.4 0.7 0.7 61% USD 27% EUR 18%CNY 7% CAD * Does not sum to 100% as it excludes 13% of net assets in GBP and other currencies 52% USD 31% EUR 12% GBP 4% CNY 1% Other Haleon Annual Report and Form 20-F 2025 49 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

defines the essential elements of the Group’s approach to risk management and compliance programmes, ensuring risks associated with conducting business activities are effectively controlled, in line with the Board’s risk appetite and compliance with regulatory requirements. The framework is aligned to the three lines model which assigns roles and responsibilities for the management of risks within Haleon. Risk management framework At Haleon, management of risk is firmly embedded in our strategy to achieve our long-term goals. We have a diverse range of risks and have appropriate processes and tools to identify risks before they materialise. The framework is embedded within the strategy and planning cycle, which ensures accountability for the identification, assessment, mitigation and monitoring of risks aligned with our strategic objectives. The framework supports information flow and open communication between the Board, the Audit & Risk Committee (ARC), the Executive Team, our functions, business units, markets and sites. Our framework Our approach to risk We understand the challenges and uncertainties we face and take a proactive approach to risk management to maximise opportunities, drive informed commercial decision making, and protect our people and assets. Risk management at Haleon Top down — Board/Board Committees — Executive Team Risk Forum — Annual enterprise risk assessment Bottom up — Expert risk and control functions — Business unit and function ongoing risk/control strategy review — Business unit and function annual risk assessment Internal inputs — Internal data and insights — Strategic objectives — Internal audit outcomes External inputs — UK Corporate Governance Code, laws and regulations — External partners — External audit outcomes Assessment of residual risk and prioritisation Risk identification Management action and reporting Control strategy 50 Haleon Annual Report and Form 20-F 2025

Board Accountable for risk management and defining Haleon’s risk appetite towards achieving its strategic objectives Executive Team Risk Forum Provides leadership oversight by reviewing top risks. Approves risk mitigation strategies and ensures effective risk management practices. Sets relevant risk management governance standards and policies Internal Audit Provides independent and objective assurance over the adequacy and effectiveness of risk management, controls and governance processes Remuneration Committee Sets the structure for the Company’s Remuneration Policy, reviews workforce remuneration and aligns incentives and rewards Nominations & Governance Committee Leads the process for appointments to the Board and ensures corporate governance standards are maintained Environmental & Social Sustainability Committee Provides oversight and governance over progress with the ESG agenda and external regulatory requirements ARC Provides oversight and effective governance over processes and systems for risk management, controls and reporting Risk management governance Expert risk and control functions Provides subject matter expertise to the business, defines policy and control standards and challenges the management of risks Enterprise Risk Management Owns, designs and maintains the risk management framework. Provides expertise, support, challenge and monitors risk-related matters. Enhances the level of risk awareness of all employees through education workshops and training Business units and functions Establishes and maintains appropriate structures and processes of risk management and related control strategy. Owns business unit/functional risks, applies the risk management framework and ensures compliance with legal, regulatory and ethical expectations Bottom-up Top-down First Line – ownership and operation of processes Third Line – independent assurance Leadership – accountability to stakeholders for organisational oversight Second Line – risk management expertise and control framework design Haleon Annual Report and Form 20-F 2025 51 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Our approach to risk continued These governance forums provide the Risk Forum with a bottom-up view of risks and issues along with oversight of how the key risks are being managed. Open communication and adequate reporting remain essential to ensure Haleon’s leaders maintain a sound risk culture and are kept informed, to allow for swift decisions and meaningful actions. An annual management confirmation review across each business unit and function ensures key risks are well managed and that corrective and preventative actions are in place to address any significant gaps. Assessing risk We continuously assess and evaluate the risks posed by the changing environments in which we operate to ensure an appropriate, measured, and timely response by considering potential impacts and most likely scenarios. The annual enterprise risk assessment (ERA) for 2025 included a risk survey and interviews with the Board, Executive Team and business unit general managers to identify and evaluate both current and emerging risks, and to inform the 2026 internal audit plan. The ERA outcome also reflects whether we think the impact and likelihood associated with each of our enterprise risks are increasing, unchanged or decreasing. The top-down process is complemented by horizon scanning to identify external trends. Inputs from risk review meetings at all levels of the organisation help us identify opportunities and/or emerging risks. The Board has ultimate accountability for managing the Group’s risks and setting our risk appetite in line with our strategic objectives. The Board ensures appropriate oversight through various mechanisms, including strategy meetings, management reports and reviews of selected risk areas. To assist the Board in discharging its responsibilities, the ARC is responsible for reviewing and assessing the effectiveness of the Group’s risk management and internal control systems, covering the Group’s enterprise risks, financial and operational controls and procedures. The Executive Team is joined by the Head of Audit and Risk and Head of Enterprise Risk Management to form the Executive Team Risk Forum (Risk Forum). The Risk Forum met six times in 2025 to ensure that risks were adequately managed, and the risk management framework was effectively deployed throughout the Group. The Risk Forum: discusses enterprise and emerging risks; business unit risks; reviews industry trends; regulatory developments; high-profile incidents and critical audit findings. Each enterprise risk is owned by a member of the Executive Team, who is accountable for designing and implementing risk mitigation strategies and regularly reporting risk updates to the ARC and Risk Forum. At a functional, business unit, market and site level, regular risk review meetings ensure a more granular review of risk and operationalisation of strategic priorities. The ERA results have been shared with the ARC and the Board to confirm the principal risks and agree on the Group’s risk management priorities for 2026. Where the level of risk taken is likely to exceed or has exceeded desired levels in the period, management action is taken to further reduce the risk. Our principal risks Our principal risks are a subset of our enterprise risks and are deemed by the Board to be the most significant risks faced by the Group, including those that can materially impact our performance and/or reputation and could threaten our long-term business model or liquidity. Our principal risks remain unchanged from the previous year, are not listed in any particular order and do not comprise an exhaustive list of risks associated with the business. While a robust assessment of these risks has been undertaken, additional risks not known to the Board or assessed to be less significant may also materialise and result in an adverse effect on the business. Haleon also faces other enterprise risks that we manage as part of our integrated risk management framework including: health and safety; product quality; product user safety; financial; legal and compliance; and enterprise transformation. We continuously assess and evaluate the risks posed by the changing environments in which we operate to ensure an appropriate, measured, and timely response by considering potential impacts and most likely scenarios. 52 Haleon Annual Report and Form 20-F 2025

Principal risk and link to strategy Description and risk development 1 2 3 4 Growth model Our success depends on our ability to identify and explore business opportunities to deliver organic growth. Oversight forum Board Risk owner Chief Growth Officer Risk category Strategic Failure to meet our medium-term organic growth guidance due to inadequate strategic planning, lack of innovation, and poor execution could result in erosion of shareholder value and damage to our reputation. The growth potential across the consumer health sector remains high, but this also means that the sector continues to attract new global and local competitors, intensifying competition and putting pressure on pricing, margins and market share. Our continued growth is dependent on our ability to successfully deliver an activity plan (innovation and marketing/activation activities) that is responsive to changing consumer preferences. Strengthening our innovation capability continues to be a priority, particularly as we seek to expand our reach to lower-middle income consumers. The customer and channel environment is becoming more complex with increasing pressure on traditional channels, growing influence of international buying groups and disruptive digital platforms all heightening our commercial execution risk. Principal risk and link to strategy Description and risk development 3 4 People and organisation Talent attraction and retention is pivotal to the success of Haleon, as is the effectiveness of our operating structures. Oversight forum Remuneration Committee Risk owner Chief Human Resources Officer Risk category People Failure to build a fit for the future organisation due to inadequate people, processes and systems, may impact our ability to embed cultural change and achieve our strategic objectives as a desired employer in a highly competitive market. Strengthening our people operating model continues to be a priority as we focus on delivering our Win as One strategy and unlocking headroom for growth. This includes attracting, developing and retaining a diverse range of highly skilled individuals and defining the future ways of working we need to achieve our ambitions. See also our culture and people section from page 35. Strategy key 1 Health in more hands 2 Superior brands 3 Wired for excellence 4 Full potential people Trend key Increasing risk Decreasing risk Unchanged New risk Haleon Annual Report and Form 20-F 2025 53 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Our approach to risk continued Principal risk and link to strategy Description and risk development 1 2 3 Trusted ingredients Haleon’s brands must reflect trusted science and ingredients to consumers. Oversight forum Audit & Risk Committee Risk owner Chief R&D Officer Risk category Operational Loss of customer confidence due to not pursuing best-in-class science or not effectively monitoring and responding to emerging ingredient data, regulatory changes and shifts in consumer perception, could negatively impact our brands and our reputation. We operate in a dynamic environment where the safety, efficacy, purity and potential environmental impact of our ingredients are subject to evolving scientific, regulatory and consumer scrutiny. Challenges to our ingredients may also arise from unforeseen external factors, including political, economic or populist influences that lack scientific foundation. Monitoring our ingredient-related risks and taking proactive measures to address emerging ingredient regulations and industry trends remains a key focus. Haleon may incur liabilities or be forced to recall products as a result of real or perceived product quality or other product-related issues, see page 184. More information is available at www.haleon.com/our-impact/environment Principal risk and link to strategy Description and risk development 1 2 3 4 Supply chain resilience Continued challenges to our supply chain capacity test our resilience to ensure we meet increasing customer demand. Oversight forum Board Risk owner Chief Supply Chain Officer Risk category Operational Disruption or constraints in our global sourcing and supply network due to internal and external factors or insufficient capacity, leading to the inability to meet consumer demand and desired service levels. We operate a complex global supply chain that is susceptible to a variety of internal risks including product quality, the health and safety of our people and labour shortages. External threats include geopolitical instability, extreme weather events and cyber-security incidents. In addition, indirect factors such as energy and commodity volatility can significantly disrupt our operations. Building resilience into our supply chain is critical so we can continue to operate in the event of these risks materialising. To support the achievement of our Win as One ambitions, we continue to optimise our global supply capacity and align our supply capabilities with future consumer demand. We remain committed to strengthening resilience through proactive risk management, ongoing capacity optimisation, and rigorous oversight of external partners. Strategy key 1 Health in more hands 2 Superior brands 3 Wired for excellence 4 Full potential people Trend key Increasing risk Decreasing risk Unchanged New risk 54 Haleon Annual Report and Form 20-F 2025

Principal risk and link to strategy Description and risk development 2 3 4 Environmental, social and governance Sustainability and climate-related risks are integrated into our business and investment decisions. Oversight forum Environmental & Social Sustainability Committee Risk owner Chief Corporate Affairs Officer Risk category Operational Robust ESG performance is important to Haleon and to our investors, customers, consumers and employees. Failure to address ESG risks could damage our reputation, leading to potential financial losses. Evolving sustainability-related regulation and ongoing scrutiny from our stakeholders reinforce the importance of maintaining robust social and environmental goals, policies, performance, reporting and disclosure. The delivery of our social and environmental goals is influenced by the environment in which we operate. Important dependencies include: the transition to renewable energy; and the availability of more sustainable raw and packaging materials. Our business is exposed to environmental risks in the medium to long term, related to climate change and our impacts and dependencies on nature, including water and healthy soils. The unpredictable nature of these risks presents additional challenges in our own operations and across our value chain. Reduced intergovernmental commitment and cooperation to address climate change, nature and biodiversity loss, intensifies these risks. Our business is also exposed to some supply chains with inherent human rights and deforestation risks including the palm oil supply chain. See also our approach to health inclusivity and sustainability from page 15, including our TCFD and TNFD disclosure from page 19. Principal risk and link to strategy Description and risk development 3 Cyber security Haleon’s operations depend on robust and secure IT systems and information management. Oversight forum Audit & Risk Committee, Board Risk owner Chief Digital and Technology Officer Risk category Operational Cyber attack resulting in data theft or modification, major disruption to Haleon’s systems, or our supplier and partner systems, could materially impact operations, customers and consumers, harm our reputation and lead to significant financial losses. Cyber security threats continue to grow in number, velocity and sophistication. The risk is heightened by the increasing use of cyber attacks by organised crime, intensifying geopolitical conflicts, growing adoption of AI, and our growing public profile. In addition, cyber regulation is becoming more stringent and localised, with individual countries, regions or markets requiring compliance to their standards. As our activities rely on digital services, these threats have the potential to significantly disrupt our global business, ultimately impacting our results or causing harm to individuals. Strategy key 1 Health in more hands 2 Superior brands 3 Wired for excellence 4 Full potential people Trend key Increasing risk Decreasing risk Unchanged New risk Haleon Annual Report and Form 20-F 2025 55 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Our approach to risk continued Principal risk and link to strategy Description and risk development 1 2 3 4 Geopolitical instability Changes in the geopolitical landscape are continuously monitored. Oversight forum Board Risk owner Chief Corporate Affairs Officer Risk category Strategic Failure to monitor and respond to increasing geopolitical tensions and macroeconomic uncertainty may impair our ability to deliver our growth ambition and strategic objectives, leading to commercial, financial and reputational losses, challenging the exchange of products and services, and restricting the movement of talent. International cooperation remains under pressure with rising protectionism, increased sanctions, reduced consensus on supranational guidelines and an escalation in global tariffs in response to US trade policy. Macroeconomic downturns across a number of markets are affecting investor sentiment and consumer confidence. Social activism and misinformation are becoming more frequent and present a risk to the integrity of our brands and corporate reputation. The complex political relationship between the US and China, our two largest markets, presents additional risk of trade disruptions, cash flow constraints and reduced certainties on the opportunities for strategic growth. Conflicts around the world continue to threaten our supply chain and market access, including Russia and Ukraine, escalation in the Middle East and tensions across Asia. Strategy key 1 Health in more hands 2 Superior brands 3 Wired for excellence 4 Full potential people Trend key Increasing risk Decreasing risk Unchanged New risk 56 Haleon Annual Report and Form 20-F 2025

Emerging risks Emerging risks are uncertainties or potential disruptors that have not yet crystallised into specific risks and whose potential impact is difficult to predict. They are reviewed by the Board alongside our enterprise risks. Key emerging risks identified in 2025 include the rapid development of AI and disruptive technology, increasing competition from local players, and potential escalation of tariffs and trade wars. Emerging risk How could it impact us? How are we responding AI and disruptive technology The rapid advancement of AI and other disruptive technologies, including new digital and social commerce platforms, is transforming the environment in which we operate, presenting both risks and opportunities for Haleon. Our Responsible AI Policy and Principles provide guidance on the development and adoption of AI across the business. These outline our enterprise-wide governance framework and the controls, technology and cultural requirements necessary to mitigate key risks. Across the organisation we are building our digital capability in response to new disruptive technology. Through our Haleon Digital Strategy (HDS) we are transforming how we operate, deliver value to our consumers and remain competitive in the evolving digital marketplace. Increasing competition from local players Increasing competition from local players and private label manufacturers could erode our strong market position, impact the relevance of our brands and intensify price competition. Our local and global teams partner to deliver consumer-centric innovation, underpinned by a deep understanding of our local consumers, to ensure that our products offer a compelling and differentiated value proposition. Strengthening our in-market agility and commercial execution, combined with continued investments across marketing and digital engagement, helps ensure our brands stay relevant and accessible to consumers. Escalation of tariff and trade wars Further expansion of global tariffs and protectionism in 2026, including measures targeting the sector and export controls, could disrupt our global supply chain, increase costs and put additional pressure on consumer discretionary spending. We have established a cross-functional tariff working group to analyse and quantify different scenarios on our business and strategies to reduce our overall exposure. We continue to engage and collaborate with trade and government bodies and regulatory authorities to safeguard our commercial interests and support sustainable growth in a complex global trade environment. See also our culture and people, approach to health inclusivity and sustainability (including our TCFD and TNFD disclosure), Audit & Risk Committee Report and risk factors sections on pages 35, 15, 70 and 181. Haleon Annual Report and Form 20-F 2025 57 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Viability statement Stress testing was performed on a number of scenarios, including the potential impact of severe but plausible scenarios over the viability period for each potential combination of principal risks identified below. In total, four individual scenarios have been created incorporating a combination of principal risks. None of the scenarios modelled were found to have an impact on the long-term viability of the Group over the assessment period. In addition, the Group would be able to withstand the impact of the most severe combination of these risks with mitigating actions available. These mitigating actions could be reasonably implemented by the Group and include reducing A&P spend, reducing capital spend, pausing M&A activity and cancelling shareholder dividends. Based on the assessment described above, and considering the Group’s current financial position, debt maturity profile, stable cash generation, access to liquidity, geographic diversification and lack of concentration of supply, the Directors have a reasonable expectation that the Group is well positioned to manage principal risks and the potential downside impacts of such risks materialising. As a result, the Directors expect that the Company will be able to continue in operation and meet its liabilities as they fall due over the assessment period. In accordance with provision 31 of the 2024 UK Corporate Governance Code, the Directors have assessed the viability of the Group by considering the activities and principal risks together with factors likely to affect the Group’s future development, performance, financial position, cash flows, liquidity position and borrowing facilities as described in the Annual Report. The Director’s assessment of viability has been made over a three-year period, which corresponds to the Group’s planning cycle. Additionally, the Directors believe this presents the readers of the Annual Report with a reasonable degree of confidence over the period assessed. The assessment considered the Group’s prospects related to revenue, operating profit and free cash flow. The Directors considered the maturity dates for the Group’s debt obligations and its access to public and private debt markets, including its committed credit facilities. The Directors also carried out a robust review and analysis of the principal risks facing the Group, including those risks that could materially and adversely affect the Group’s business model, future performance, solvency and liquidity. Scenario modelled Key assumptions Link to principal risks Scenario 1: A climate event results in a major manufacturing site shutdown for 18 months, causing disruption to the supply chain increasing commodity, freight and labour costs. — Decrease in net revenue and gross profit as a result of a loss of product sales. — Increase in commodity, freight and labour costs of other manufacturing sites. — Supply chain resilience. — Trusted ingredients. — Environmental, social and governance. Scenario 2: Group-wide cyber event which results in the loss of the IT network causing disruption to manufacturing, distribution and sales. Recovery from the incident takes 4 weeks. — Decrease in net revenue and gross profit as a result of a loss of product sales. — Cost of recovery and additional checks to ensure formulations have not been corrupted. — Cyber security. Scenario 3: Slower economic growth and competitor activity (preventing sales price increases or volume growth) combined with inability to access capital markets, inflationary pressure, foreign currency volatility, interest risks, and geopolitical risks. — No price increases and forecasted growth, with a corresponding impact on cost of goods sold due to lower volumes. — Unable to access the commercial paper market or to refinance existing commercial paper balances at a reasonable cost. — Double interest costs on the portion of bond debt subject to floating rates (i.e. including the impact of derivatives). — Depreciation of major local currencies where the Group generates its profits by 5% against Pound Sterling. — No revenue and operating profit generated from countries involved in armed conflict across the plan period. — Growth model. — Geopolitical instability. Scenario 4: A significant incident that leads to a product recall and reputational damage for a key brand resulting in the loss of substantial sale of products from this brand for six months. — 75% decrease in sales and operating profit for a Power Brand for six months. — Significant legal fine (5% of Group turnover). — Write off all inventories relating to the product of the above Power Brand. — Additional investment in A&P to rebuild the brand. — Growth model. — Supply chain resilience. — Trusted ingredients. 58 Haleon Annual Report and Form 20-F 2025

Statement of compliance Section 172 statement Details relevant to how the Directors have had regard to the matters set out in Section 172(1)(a) to (f) of the Companies Act 2006 can be found across the Report, including, but not limited to, the Chair’s statement and CEO’s review on pages 3 and 5, our culture and people from page 35, and our approach to health inclusivity and sustainability from page 15. The Section 172 statement is provided on page 31. Non-financial and sustainability information statement Non-financial and sustainability information, including a description of policies, due diligence processes, outcomes and risks and opportunities can be found as set out below. Internal verification and disclosure controls apply to all the information covered in these areas. Our climate and nature-related financial disclosures are contained in the TCFD and TNFD disclosures from page 19 and, for item (h), also on pages 41, 177 and 178. Further information about our Health Inclusivity and Sustainability assurance activities can be found at www.haleon.com/our-impact/esg-reporting-hub Environmental matters Our approach to health inclusivity and sustainability 15 Climate and nature-related financial disclosures 19 Our key performance indicators 40 Our approach to risk 50 Environmental & Social Sustainability Committee Report 74 Note 1 General information: Impact of climate change 129 Note 12 Property, plant and equipment: Impact of climate change 137 Streamlined Energy and Carbon Reporting 177 Employee matters Stakeholder engagement 32 Our culture and people 35 Our key performance indicators 40 Our approach to risk 50 Section 172 statement 31 Workforce engagement 69 Directors’ Remuneration Report 78 Miscellaneous Reporting Requirements 176 Our key policies and positioning statements, including our Code of Conduct can be found on Haleon’s website: Environment www.haleon.com/our-impact/environment www.haleon.com/who-we-are/Governance/codes-policies-and-standards www.haleon.com/who-we-are/our-policy-positions www.haleon.com/our-impact/esg-reporting-hub Employees www.haleon.com/our-impact/upholding-our-standards www.haleon.com/who-we-are/Governance/codes-policies-and-standards www.haleon.com/who-we-are/our-policy-positions www.haleon.com/our-impact/gender-pay-gap www.haleon.com/our-impact/esg-reporting-hub Social matters and business conduct www.haleon.com/our-impact/upholding-our-standards www.haleon.com/who-we-are/Governance/codes-policies-and-standards www.haleon.com/who-we-are/our-policy-positions www.haleon.com/our-impact/esg-reporting-hub Human rights and modern slavery statements www.haleon.com/our-impact/upholding-our-standards www.haleon.com/who-we-are/Governance/codes-policies-and-standards www.haleon.com/our-impact/esg-reporting-hub www.haleon.com/our-impact/human-rights Anti-corruption and anti-bribery www.haleon.com/who-we-are/Governance/codes-policies-and-standards The Strategic Report on pages 1 to 59 was approved by the Board on 13 March 2026. Amanda Mellor Company Secretary Social matters Our approach to health inclusivity and sustainability 15 Environmental & Social Sustainability Committee Report 74 Human rights Our culture and people 35 Anti-corruption and anti-bribery Our culture and people 35 Audit & Risk Committee Report 70 Policy, due diligence and outcomes Our approach to risk 50 Viability statement 58 Audit & Risk Committee Report 70 Non-financial key performance indicators Our key performance indicators 40 Haleon Annual Report and Form 20-F 2025 59 Strategic Report Other Information Parent Company Financial Statements Consolidated Financial Statements Corporate Governance

Skills and experience1 (excluding Executive Directors) This table shows the number of Directors with each relevant skill/experience. Our Board of Directors Chair and Executive Directors Independent Non-Executive Directors Strong, experienced leadership Brian McNamara Chief Executive Officer Appointed: 23 May 2022 Skills and experience: Drawing on extensive experience in consumer healthcare, product supply, and brand marketing, Brian has held senior leadership roles within several major global organisations. His deep understanding of the sector, combined with a proven ability to drive growth across large and complex regions, provides him with the strategic insight and leadership capabilities needed to effectively guide and inspire the Group. Other significant appointments: The Consumer Goods Forum (Board Member), Mondelēz International, Inc. (Non-Executive Director). Previous roles: GSK plc (CEO of the Consumer Healthcare Business), Novartis AG (OTC Division Head and a member of the Executive Committee), Procter & Gamble (Product Supply and Marketing). Dawn Allen Chief Financial Officer Appointed: 1 November 2024 Skills and experience: Dawn brings a broad and deep range of financial leadership experience within the consumer goods sector, developed through senior roles across global organisations. Her strong commercial insight and international perspective are highly valuable to the Board, contributing to strategic decision-making and governance. She is a member of the Institute of Chartered Accountants of England and Wales. Other significant appointments: ITV plc (Non-Executive Director and Chair of the Audit & Risk Committee as at 5 March). Previous roles: Tate & Lyle (Chief Financial Officer), Mars Inc. (various country, region, divisional VP CEO roles, most recent being VP and Global CFO Mars Transformation), Tasty Bite Eatables (Non-Executive Director), Ernst & Young (Senior Auditor). Manvinder Singh (Vindi) Banga Chair N Appointed: 18 July 2022 Appointed Chair: 1 January 2026 Skills and experience: With over 30 years of leadership experience, primarily within the global consumer goods industry, Vindi has held a range of senior executive roles. His expertise is further enriched by a portfolio of Chair and non-executive directorships across various sectors, in public and private capital markets, providing him with a broad and balanced perspective on governance and cross-industry dynamics, enabling him to provide the Board with valuable leadership. Prior to being appointed Chair of Haleon, Vindi held the role of Senior Independent Director. Other significant appointments: CD&R LLP (Partner), UK Government Investments (Chair), Imperial College London (Chair of the Council), The Economist Group (Non-Executive Director). Previous roles: GSK plc (Senior Independent Director), Marks & Spencer plc (Senior Independent Director), Unilever plc (various roles, most recent being President of the Global Foods, Home and Personal Care business), Confederation of British Industry (CBI) (Non-Executive Director), Thomson Reuters Corp (Non-Executive Director). Committee membership: Committee Chair A Audit & Risk E Environmental & Social Sustainability N Nominations & Governance R Remuneration Alan Stewart Senior Independent Non-Executive Director (SID) A E N R Appointed: 1 September 2024 Appointed SID: 1 January 2026 Skills and experience: Alan offers extensive expertise in corporate finance, accounting, and international business, gained across a broad spectrum of consumer-focused industries. His career includes extensive experience serving on boards and in senior roles within listed companies. Alan’s breadth of knowledge and boardroom experience continues to be a valuable asset to the Board. Other significant appointments: Burberry plc (Non-Executive Director and Audit Committee Chair), UK & Ireland 2028 Limited (Non-Executive Director and Audit Committee Chair). Previous roles: Diageo plc (Non-Executive Director and Audit Committee Chair), Reckitt Benckiser Group PLC (Non-Executive Director and Remuneration Committee Chair), Games Workshop Group plc (Non-Executive Director and Audit Committee Chair), Tesco plc (Chief Financial Officer), Marks & Spencer plc (Chief Financial Officer). Nancy Avila Independent Non-Executive Director A Appointed: 1 September 2024 Skills and experience: Nancy brings considerable experience in leading large-scale business transformations through the strategic use of technology. Her experience includes developing innovative digital channels to drive growth, modernising operational frameworks, and addressing regulatory compliance, cyber security and financial risk. Most of her career has been spent in senior technology and business operations roles within several Fortune 100 companies, giving her a deep understanding of how to align technological advancement with business strategy. Previous roles: McKesson Corporation (Executive Vice President, Chief Information Officer/Chief Technology Officer), Johnson Controls Inc. (Vice President and Chief Information Officer), Abbot Laboratories Inc. (Vice President, Business and Technology Services), Analog Devices, Inc. (Chief Information Officer), Comerica Incorporated (Independent Director). Marie-Anne Aymerich Independent Non-Executive Director E Appointed: 18 July 2022 Skills and experience: Marie-Anne contributes deep experience in leading global brands across multiple categories in the consumer goods and luxury sectors. Her expertise lies in shaping premium product portfolios and driving innovation, particularly within the oral care industry. Her deep understanding of brand positioning and consumer engagement across international markets adds meaningful insight to the Board. Other significant appointments: Pierre Fabre Group (Non-Executive Director), Academy of St Martin in the Fields (Trustee and member of the Nomination Committee). Previous roles: Unilever plc (Global Executive Vice President, Oral Care and Managing Director, Home Care and Personal Care), LVMH Group (Brand General Director – Parfums Christian Dior). Healthcare 5 Consumer & Retail 6 Finance International 8 M&A/transformation Supply chain 5 Sustainability/responsible business Technology 3 Employee engagement 2 Digital/innovation Governance/investor 5 Regulatory 3 4 4 4 6 1. Data as at the latest practicable date of 5 March 2026. 60 Haleon Annual Report and Form 20-F 2025

Independent Non-Executive Directors continued Bláthnaid Bergin Independent Non-Executive Director A Appointed: 24 February 2025 Skills and experience: A strong background in financial leadership and strategic planning underpins Bláthnaid’s career, developed through a range of executive and non-executive roles across consumer-facing businesses. As a qualified chartered accountant, Bláthnaid has spent much of her career working across Europe, Asia, and Australia, giving her a truly international outlook that enhances her contribution to the Board. Other significant appointments: J Sainsbury plc (Chief Financial Officer). Previous roles: Artemis Alpha Investment Trust (Non-Executive Director, Chair of the Audit Committee and Senior Independent Director), Aviva plc (Chief Finance Operations Officer), RSA (various roles, most recent being Group Financial Controller), GE (various roles), Procter & Gamble (Finance Analyst). Tracy Clarke Independent Non-Executive Director A E N R Appointed: 18 July 2022 Skills and experience: With over 35 years of experience in international banking and financial services, Tracy has held a range of senior leadership roles that have shaped her extensive expertise. Her broad experience in the sector is complemented by her work as Chair of Remuneration Committees for several organisations, where she has demonstrated a strong ability to guide complex discussions around remuneration strategy, policy development, and governance. Her insights continue to be a valuable asset to the Board. Other significant appointments: TP ICAP Group plc (Non-Executive Director and Remuneration Committee Chair), Starling Bank Limited (Senior Independent Director and Remuneration Committee Chair), Inchcape plc (Non-Executive Director). Previous roles: Standard Chartered Bank (various roles, most recent being Private Bank CEO), Sky plc (Non-Executive Director, Chair of the Remuneration Committee and Big Picture Committee), Eaga plc (Non-Executive Director), Inmarsat plc (Non-Executive Director). Dame Vivienne Cox Independent Non-Executive Director A E R Appointed: 18 July 2022 Skills and experience: Bringing a wealth of experience across multiple industries, Vivienne offers deep expertise in the energy, natural resources, and publishing sectors. Her career includes senior leadership roles within large organisations, where she has focused on areas such as gas, power, renewables, and emerging alternative energy solutions. In addition to her industry knowledge, Vivienne offers substantial expertise in governance and regulatory affairs, which enhances her ability to contribute meaningfully to Board-level oversight and strategic decision making. Other significant appointments: Victrex plc (Chair and Nominations Committee Chair). Previous roles: GSK plc (Non-Executive Director and Workforce Engagement Director), BP plc (Executive Vice President and Chief Executive), BG Group plc (Non-Executive Director), Rio Tinto plc (Non-Executive Director), Pearson plc (Senior Independent Director), Vallourec (Chairman of the Supervisory Board), UK Government’s Department for International Development (Lead Independent Director). Asmita Dubey Independent Non-Executive Director Appointed: 18 July 2022 Skills and experience: Asmita brings over 25 years of experience in consumer businesses, underpinned by a strong track record in developing joint business partnerships, particularly in China. Her extensive expertise in marketing in the digital age, combined with deep industry knowledge and international exposure, enables her to provide strategic insights that are highly valuable to the Board. Other significant appointments: L’Oréal (Chief Digital & Marketing Officer and member of Executive Committee). Previous roles: GSK plc (Digital Advisory Board). Board composition1 1 Chair 2 Executive Directors 8 Independent Non-Executive Directors 4 Men 7 Women 8 White 2 Asian/Asian British 1 Mixed/Multiple Ethnic Groups 5 British 3 American 1 Irish 1 Indian 1 French Gender1 Ethnicity1 Nationality1 1. Data as at the latest practicable date of 5 March 2026. Matthew Shattock Independent Non-Executive Director E Appointed: 1 June 2025 Skills and experience: Matt joins the Board with substantial experience in innovation, operational leadership, and executive management within the consumer goods and retail sectors. Over the course of his career, he has led major business integrations, revitalised brand portfolios, and driven sustained global growth. He brings valuable industry insight and leadership perspective to the Board. Other significant appointments: The Clorox Company (Lead Independent Director), VF Corporation (Non-Executive Director). Previous roles: Domino’s Pizza Group plc (Chairman), Beam Suntory Inc (President, Chairman and CEO). Company Secretary Amanda Mellor Company Secretary Appointed: 23 May 2022 Skills and experience: Amanda brings extensive international experience in board practice, corporate governance, investor relations and investment banking. Other appointments: Volution Group plc (Senior Independent Director), GC100 (Executive Committee Member). The detailed breakdown of gender and ethnic representation as required by the UK Listing Rules is shown on page 77. Further details can be found at www.haleon. com/who-we-are/leadership Sir Dave Lewis (Chair) served as a member of the Board from 23 May 2022 to 31 December 2025. Corporate Governance Haleon Annual Report and Form 20-F 2025 61 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

Our Executive Team Keith Choy President, Asia Pacific Appointed: 16 December 2021 Line De Decker Chief Human Resources Officer Appointed: 1 August 2024 Claire Dickson Chief Digital and Technology Officer Appointed: 4 September 2024 Nathalie Gerschtein President, North America Appointed: 1 May 2025 Andrés González President, Latin America Appointed: 8 January 2026 Carl Haney Chief R&D Officer Appointed: 1 August 2025 Özlem Kaynak President, Middle East & Africa Appointed: 8 January 2026 Filippo Lanzi Chief Growth Officer Appointed: 16 December 2021 Appointed Chief Growth Officer: 8 January 2026 Kedar Lele President, India Subcontinent Appointed: 8 January 2026 Adrian Morris General Counsel Appointed: 12 August 2024 Namrata Patel Chief Supply Chain Officer Appointed: 6 November 2023 Ed Petter Chief Corporate Affairs Officer Appointed: 1 January 2024 Björn Timelin Chief Transformation Officer Appointed: 2 October 2023 Appointed Chief Transformation Officer: 8 January 2026 Jonathan Workman President, Europe Appointed: 8 January 2026 In addition to Brian McNamara and Dawn Allen, the Executive Team comprises: 1. Data as at the latest practicable date of 5 March 2026. 10 Men 6 Women 13 White 3 Asian/Asian British 6 British 1 Italian 1 Swedish 1 French 1 Chinese 2 American Gender1 Ethnicity1 Nationality1 1 Dual (Belgian/ British) 1 Indian 1 Turkish 1 Dual (Colombian/ Spanish) The detailed breakdown of gender and ethnic representation as required by the UK Listing Rules is shown on page 77. Further details can be found at www.haleon. com/who-we-are/leadership Biographies for each of the Executive Committee members can be found on our website at www.haleon.com Lisa Paley (President, North America) served as a member of the Executive Team from 16 December 2021 to 1 May 2025. Franck Riot (Chief R&D Officer) served as a member of the Executive Team from 16 December 2021 to 31 August 2025. Tamara Rogers (Chief Marketing Officer) served as a member of the Executive Team from 16 December 2021 to 8 January 2026. 62 Haleon Annual Report and Form 20-F 2025

Letter from the Chair Vindi Banga Chair I was honoured to assume the role of Chair of the Board of Directors on 1 January 2026. Having served previously as Senior Independent Director, I have been able to build on my understanding of the business, our culture and our stakeholders as I transitioned into the role. Over the early months of 2026, I have met with colleagues, shareholders and wider stakeholders, ensuring continuity of leadership and alignment around our strategic priorities. On behalf of the Board, I would like to thank Sir Dave Lewis for his leadership and stewardship of Haleon since its pages 65 to 68 and will be put to shareholders for approval at the AGM on 29 April 2026. Governance 2025 represented our first full reporting year against the UK Corporate Governance Code 2024, and we are pleased to report compliance with all principles and provisions. The Board also oversaw the update of our Code of Conduct, reinforcing our commitment to the highest standards of ethics, transparency and regulatory compliance. As a Board we have worked closely with the Audit & Risk Committee in preparation for reporting against Provision 29 of the UK Corporate Governance Code 2024 in next year’s Annual Report and continue to embed strong internal controls across the Group. Succession planning and board performance Board refreshment remained a priority to ensure the breadth and depth of skills required for Haleon’s next phase of growth. In 2025 we welcomed two new Non Executive Directors – Bláthnaid Bergin and Matt Shattock whose financial, consumer and operational expertise further strengthen the Board. Alan Stewart was appointed Senior Independent Director from 1 January 2026 following my transition to Chair. We also continued to progress actions following the 2024 external Board performance evaluation, and succession planning remains focused on maintaining the appropriate skillset and high-performing Board. Stakeholder engagement The Board undertook a wide programme of engagement – including site visits, global leadership sessions, employee roundtables and ongoing dialogue with investors and shareholders. Regular, meaningful engagement with stakeholders provides the Board with important insight into evolving expectations, enabling more informed, balanced and accountable decision making. We look forward to the 2026 AGM on 29 April 2026, which will again be held virtually to support broad and inclusive participation reflecting our global shareholder base. Looking ahead Looking ahead, the Board is fully committed to supporting Haleon’s ambition to reach one billion more consumers by 2030 and to deliver industry-leading shareholder returns. Our priorities for 2026 include: — Driving our growth, productivity and culture change agenda, including the implementation of our new operating model. — Supporting our value creation framework through disciplined capital allocation to deliver our ambition of generating industry-leading shareholder returns. — Building our capabilities in innovation, marketing, R&D, information, data analytics and customer excellence to that of a world-class consumer-focused business. — Maintaining strong corporate governance and upholding robust ethical standards. The Board will work closely with Brian and the leadership team to ensure Haleon delivers the Win as One strategy. listing in 2022. His contribution has positioned Haleon strongly for the next phase of evolution. Board focus During the year the Board concentrated on the strategic, operational and governance matters most critical to Haleon’s long-term success. You can read more about the Board’s activities on page 65, key highlights include: Strategy and Capital Markets Day: we oversaw the external launch of the Win as One strategy, a significant milestone in articulating our long-term ambitions and our value creation framework. Capital allocation and the Pfizer sell down: the Board considered the implications of the March 2025 sell down and continued to oversee the Group’s capital allocation framework to support sustainable returns. Culture and workforce engagement: as part of our commitment to an inclusive, values-led culture, the Board engaged directly with colleagues across markets, supporting the deeper workforce insights outlined in Vivienne Cox’s report on page 69. Board visits and insight sessions: visits to our Nyon R&D and manufacturing site and to the US market provided valuable exposure to consumer, category and innovation dynamics. These insights continue to inform Board discussions and decision making. Remuneration Policy 2025 The Board reviewed and approved the updated Remuneration Policy, ensuring alignment with strategy, shareholder expectations and evolving UK governance standards. The updated Remuneration Policy is outlined on It is an honour and a privilege to have taken on the role of Chair of the Board of Directors of Haleon, from 1 January 2026. On behalf of the Board, I would like to thank Sir Dave Lewis for his leadership and stewardship since listing. His contribution has positioned Haleon strongly for the next phase of its evolution. Corporate Governance 63 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report Haleon Annual Report and Form 20-F 2025

Governance structure At Haleon, we recognise that a robust governance framework is fundamental to realising our purpose of delivering better everyday health with humanity and executing our strategy effectively. Our governance structure is designed to facilitate clear decision-making, ensure accountability and provide comprehensive oversight across the Group. The Board maintains overall responsibility for the direction and control of Haleon, with specific day-to-day management delegated to the Chief Executive Officer, who is supported by the Executive Team. To enhance its effectiveness, the Board has established several committees, each operating under defined terms of reference available on our website. These committees work collaboratively to address key areas of oversight. For instance, the Audit & Risk Committee maintains a close relationship with other committees to ensure a holistic approach to risk management, disclosures and internal controls. This interconnected governance framework enables Haleon to maintain the agility required in the dynamic consumer healthcare market while upholding the highest standards of corporate governance and stakeholder accountability. The Board The Board’s main role is to promote the long-term sustainable success of the Company, generating value for shareholders and contributing to wider society. It sets the Company’s purpose, values, strategy and long-term objectives. The Board is also responsible for the Group’s system of corporate governance, risk management and financial performance. Audit & Risk Committee Role of the Committee is to oversee the integrity of the financial reporting and audit process, and to oversee the maintenance of sound internal controls and risk management systems. The Committee monitors the effectiveness of internal and external audit and reviews concerns about financial fraud and whistleblowing. See page 70 Environmental & Social Sustainability Committee Role of the Committee is to provide oversight and effective governance over progress with the environmental and social sustainability agenda and the external governance and regulatory requirements relevant to these areas. See page 74 Nominations & Governance Committee Role of the Committee is to lead the process for appointments to the Board and make recommendations to ensure plans are in place for orderly succession to both the Board and senior management positions, and oversee a succession pipeline. The Committee also has a role to ensure that the Company is managed to high standards of corporate governance. See page 76 Remuneration Committee Role of the Committee is to set the broad structure for the Company’s Remuneration Policy and to determine the remuneration of the Chair, the Executive Team and the Company Secretary. The Committee is also responsible for reviewing workforce remuneration and the alignment of incentives and rewards with the Company’s culture. See page 78 The Chief Executive Officer (CEO) is responsible for: — Developing Haleon’s strategic direction for consideration by the Board. — Implementing the strategy and reporting on progress. — Day-to-day management of the Company, communicating expectations in relation to Company culture and ensuring responsible business conduct across the business. — Providing effective leadership, coordination and performance management of the Executive Team. The Executive Team is responsible for: — Supporting the CEO in the delivery of Haleon’s strategy. — Providing input into strategic and operational decisions aligned to business priorities, and supporting on the delivery of actions. — Supporting the CEO in implementing decisions made by the Board. Executive Team Forums Sustainability & Risk Finance Innovation Digital & Technology Supply Chain Human Resources R&D Director Board Audit & Risk Committee Nominations & Governance Committee Remuneration Committee Environmental & Social Sustainability Committee Chair and Executive Directors Sir Dave Lewis 6/6 4/4 Brian McNamara 6/6 Dawn Allen 6/6 Independent Non-Executive Directors Nancy Avila 6/6 6/6 Marie-Anne Aymerich 6/6 5/5 Vindi Banga 6/6 6/6 4/4 4/51 5/5 Bláthnaid Bergin2 6/6 2/2 Tracy Clarke 6/6 6/6 4/4 5/5 5/5 Dame Vivienne Cox 6/6 6/6 5/5 5/5 Asmita Dubey 6/6 Matthew Shattock3 4/4 2/2 Alan Stewart 6/6 6/6 4/4 5/5 5/5 Matters reserved for the Board, Committees’ Terms of Reference, along with the Chair, CEO and SID’s role descriptions are available at www.haleon.com/who-we-are/Governance/board-and-board-committees Board and Committee meetings and attendance during 2025 Board papers are circulated to all Directors in advance of the meeting allowing sufficient time for their consideration. If any Director is unable to attend a meeting, they can communicate their opinions and comments on the matters to be considered via the Chair of the Board or the relevant Committee Chair. Following the conclusion of each scheduled Board meeting, the Chair holds a separate session with the Non-Executive Directors. 1. Apologies in advance and comments shared with the Committee Chair ahead of the meeting. 2. Appointed to the Board on 24 February 2025 and appointed to the ARC on 30 July 2025. 3. Appointed to the Board on 1 June 2025 and appointed to the ESS on 30 July 2025. 64 Haleon Annual Report and Form 20-F 2025

Board activities Key areas of Board discussion Item Activity Key outcomes/decisions Group strategy A B C — Reviewed the strategic and operational performance of the business by brand, market categories and regions. — Reviewed investment and divestment opportunities. — Discussed the global economy, geopolitics and impact on growth and performance. — Considered the global consumer and competitive landscape and opportunities for innovation. — Reviewed a deep dive into innovation, and considered further areas of strategic growth at the strategy offsite meeting. — Expressed its support for the evolution of the operating model. — Reviewed updates on the Wired for Excellence Programme. — Monitored the completion in Haleon’s acquisition of the remaining 12% shareholding in TSKF. — Received a deep dive on Haleon’s inorganic strategic framework, and the proposals for 2026. — Received a deep dive on Haleon’s Data & AI Transformation Programme. — Reviewed and approved revisions to external guidance. Financials and performance A F — Monitored Haleon’s financial performance and growth against the 2024 financial plan and external commitments. — Considered the approach to capital allocation and returns. — Discussed financial performance against the 2025-2027 plan, future outlook and analyst consensus. — Approved a £500m return of capital to shareholders through the share buyback programme and an additional £150m consideration to fund the Company’s obligations under its existing employee share plans. — Approved the quarterly, half-yearly and full-year results, and the 2024 Annual Report and Accounts. — Approved the 2026-28 corporate plan and 2026 financial plan. — Approved the £1.75bn Revolving Credit Facility. Risk management E — Discussed the Company’s system of risk management and internal controls (alongside regular updates from the Audit & Risk Committee). — Assessed the effectiveness of the Company’s risk and control processes. — Reviewed the Company’s principal risks. — Approved the 2025 half year and full year Statement on Principal Risks for inclusion in the 2025 Interim Results, Preliminary Statements, and Report and Accounts. — Confirmed that the Company’s system of risk and control was operating effectively. — Confirmed the number and scope of principal risks remained appropriate. — Reviewed the annual update on subsidiary governance. People, culture and values A B — Reviewed the results from the 2025 employee engagement survey. — Reviewed proposals to enhance the Group operating model for delivery of Win as One. — Received regular updates from the Board’s Workforce Engagement Director. — Endorsed the 2025 employee engagement focus areas. — Considered updates to Haleon’s approach to Diversity, Equity and Inclusion, and approved recommended updates to the Board Inclusion Policy. — Received and approved its support for the evolution of the operating model. — Approved updates to the Group Code of Conduct. Governance A E — Considered reports from the Chairs of each Board Committee on key areas of Committee discussion and focus. — Reviewed progress made against the 2025 Board performance action plans. — Engaged in the 2025 internal Board performance review. — Received and discussed regular updates on key governance and disclosure matters. — Reviewed external board appointments and conflicts of interest. Following recommendation from the Nominations & Governance Committee: — Approved the appointments of Vindi Banga as Board Chair and Alan Stewart as Senior Independent Director. — Approved the appointments of Matthew Shattock and Bláthnaid Bergin as Independent Non-Executive Directors. — Approved the 2026 Board and Committee action plans following the Board performance review. — Approved changes to various governance policies to enhance alignment with Haleon’s operating model. Shareholder and engagement A E F — Reviewed the preparations for the 2025 AGM and the digital focus. — Considered updates from Investor Relations, including share price and valuation analysis, market engagement and ownership analysis, and the views of institutional investors. — Approved the Notice of 2025 AGM. — Approved the 2024 final dividend of 4.6p, the 2025 interim dividend of 2.2p and the proposed 2025 final dividend of 4.9p. — Noted Pfizer’s sell-down and complete exit as a Haleon shareholder. — Reviewed and provided feedback on the materials for Capital Markets Day. — The Board took part in ‘Growing at Haleon’ week, focused on employee growth and development. Sustainability C D E — Considered Haleon’s health inclusivity and sustainability agenda and progress plan against the responsible business scorecard measures, including for climate and nature. — Reviewed the risks and opportunities, plus areas for further innovation to support delivery. — Approved the Responsible Business Report 2024 and 2025 Human Rights Statement. — Endorsed the refreshed Health Inclusivity and Sustainability strategic framework. — Reviewed the results of our Double Materiality Assessment in preparation for potential future CSRD reporting. See also our key stakeholders and culture and people sections on pages 32–34 and 35–39 Key focus areas during the year Throughout the year, the Board maintained strong oversight of the Company’s strategic direction, operational performance and governance responsibilities, whilst ensuring the interests of stakeholders were considered in decision making. From shaping the Company’s long-term strategy to overseeing critical portfolio management decisions and capital allocation, the Board’s engagement was broad while remaining responsive to changing external economic and political dynamics. The table on the right highlights the Board’s key areas of focus, summarising significant decisions and discussions. They also reflect the Board’s dedication to fostering sustainable growth, enhancing operational efficiency and the relevant factors considered within the context of Section 172(1)(a) to (f) of the Companies Act 2006 (Section 172). Further detail on the Board’s Section 172 considerations are available on page 31. Relevant Section 172 factors A Long term B Employees C Business relationships D Community and environment E Business conduct F Members of the Company Corporate Governance Haleon Annual Report and Form 20-F 2025 65 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

Innovation During the year, the Board undertook a comprehensive review of the Company’s innovation strategy and pipelines across its key categories, as part of its ongoing commitment to effective governance and strategic oversight. The Board considered the progress in strengthening the Company’s innovation, developing and scaling initiatives, and ensuring alignment with long-term objectives. Attention was given to the supporting frameworks and processes to guide innovation activities, including the introduction of new principles and metrics to enhance effectiveness and impact. The Board’s review covered the development of innovation pipelines in the Company’s six major categories – Oral Health, Vitamins, Minerals & Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health, and Therapeutic Skin Health & Other. Progress was noted in building and scaling innovation initiatives, with a focus on identifying strengths and opportunities for improvement. The Board encouraged disciplined assessment and prioritisation of resources, ensuring that innovation efforts are directed towards areas of greatest strategic importance. Regular oversight was maintained throughout the year, with the Board monitoring pipeline development and the implementation of innovation strategies, to ensure that innovation activities remain consistent with the Company’s values and ambitions, and that governance standards are upheld across all categories. Spotlight Board activities continued Strategic review During the year, the Board held a dedicated two-day strategy offsite, receiving presentations from management and reviewing the Group’s strategic plans. The sessions provided an opportunity for in-depth discussion on Haleon’s strategic priorities and long-term ambitions, including growth acceleration, portfolio evolution, digital transformation and operational resilience. The Board reaffirmed its commitment to Haleon’s ambition to deliver sustainable organic sales growth and industry-leading shareholder returns. It explored opportunities to strengthen execution across priority areas such as category leadership, innovation, digital commerce and supply chain excellence. The Board also considered how Haleon’s brands could expand their reach and relevance, and discussed the potential for targeted investments and partnerships to support growth in key markets. In addition, the Board reviewed progress on transformation initiatives, including digital strategy and technology programmes, and emphasised the importance of robust governance and readiness for upcoming system migrations. The Board also discussed the sequencing of major programmes to ensure alignment with Haleon’s operating model and capacity to deliver. The Board will continue to monitor progress against these priorities and maintain a forward-looking agenda to support Haleon’s strategic objectives and long-term value creation. Culture The Board maintained a strong focus on culture throughout the year, recognising its importance in supporting Haleon’s strategy, performance and long-term ambitions. The Board monitors culture in several ways, including via the: — Annual employee engagement survey and interim pulse survey. — Annual Board performance review. — Board Inclusion Policy. — Employee listening sessions with the Workforce Engagement Director. — Board and Executive Team market visits. — Executive Team employee town halls. The Board received regular reports on workforce engagement, including feedback from engagement sessions with colleagues at all levels and the results of the annual and pulse engagement surveys. These insights enabled the Board to monitor employee sentiment, collaboration, and areas for improvement, such as work processes and digital tools. Our 2025 annual employee engagement survey provided valuable insights into our cultural progress. The results showed the strongest areas continued to be safety, consumer understanding, and ethical business decision-making and conduct. It was identified that there was still more work to do to improve our work processes, collaboration and career development opportunities. The Board also oversaw the evolution of Haleon’s operating model and organisational structure, recognising the need for clear accountabilities, streamlined decision-making, and the development of global leadership capabilities. The Board supported initiatives to reinforce a consumer-centric mindset, foster collaboration, and build the skills and capabilities required for future growth. In addition, the Board reviewed progress on inclusion and belonging (I&B), including the impact of external developments on I&B policies. The Board endorsed management’s approach to maintaining an inclusive culture and adapting policies as needed in response to the evolving external landscape. Through these activities, the Board ensured that culture remained central to Haleon’s purpose and strategy, and that the organisation is well positioned to deliver sustainable performance and long-term value for stakeholders. Board training, development and performance The Board actively supports Haleon’s culture of continuous development, with Directors demonstrating this through their own professional growth. During 2025, the Board maintained a comprehensive development programme, which was regularly reviewed and updated to reflect both Company-specific needs and broader market developments. Directors participated in training sessions covering core governance areas and completion of the updated Code of Conduct training. Strategic briefings kept the Board informed of key business developments, while regular governance updates covered important regulatory changes, and evolving requirements in governance and sustainability reporting. 66 Haleon Annual Report and Form 20-F 2025

Inorganic strategy During the year, the Board considered the Company’s approach to inorganic growth as part of its broader strategic planning. The Board established guiding principles for evaluating potential opportunities, ensuring that any future acquisitions or partnerships would support the Company’s long-term objectives and complement its existing strengths. Attention was given to identifying areas where inorganic activity could help address gaps or accelerate progress in priority markets and categories. The Board maintained regular oversight of the process, with a focus on disciplined assessment and alignment with Haleon’s overall strategy. This approach is designed to ensure that any inorganic initiatives undertaken are consistent with the Company’s values and ambitions. The Board will continue to monitor developments and review progress as part of its ongoing commitment to effective oversight and strategic direction. Nyon visit The Board visited the Company’s manufacturing site in Nyon, Switzerland in June 2025. During the visit, the Board received insight into the European Consumer Health market, Haleon’s position and portfolio reach in the region, and the year-to-date European business performance. The Board also reviewed the three year Europe ambition across each category, considered the key strategic drivers, and received insight into the European regulatory and policy environment. The visit included deep dive sessions on Respiratory Health and Pain Relief, covering strategic focus areas and related action plans, and potential European inorganic opportunities. Following a session on Haleon’s Global Quality and Supply Chain strategy, the Board gained first hand experience of the site operations. These visits provide the Board with the opportunity to engage with employees at the local Haleon office as well as the manufacturing site. Spotlight Board performance review In line with best practice, the performance and effectiveness of the Board, its committees and individual Directors are assessed annually. In 2024, Haleon undertook an externally facilitated evaluation led by Chris Saul of Chris Saul Associates. The Board reviewed progress against each action from the 2024 performance review and determined that progress had been made against all actions regularly throughout the year (as set out on page 68). For 2025, the Board performance review was internally facilitated by the Company Secretary using a question and discussion-based evaluation process. Other regular meeting attendees were also requested to provide feedback. Key findings and conclusion In summary, feedback on the Board’s composition, interactions. expertise and operational effectiveness (including agendas and papers) was consistently positive and all management interactions were rated highly. A number of focus areas for the Board and its Committees were highlighted for 2026 and these are set out on page 68. 2027 2026 External evaluation 2025 Internally facilitated Internally facilitated The internal Board performance review process 2026 action plan agreed Internally facilitated performance review process agreed Questionnaire sent to all Board and Committee members One-to-one meetings with the Company Secretary and Board Directors as required Feedback reviewed and responses analysed and presented to the Nominations & Governance Committee Corporate Governance Haleon Annual Report and Form 20-F 2025 67 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

Board activities continued 2025 Board performance review action plan 2025 action plan Actions taken/outcomes Continue focus on strategic agenda and delivery of key objectives, driving performance and shareholder returns. The Board received regular updates on delivery against strategy, inorganic strategy framework as well as a deep dive on innovation. Strategy discussions also took place at the Board strategy offsite. Broaden discussion around stakeholders as well as external horizon scanning and discussion on geopolitical and macro issues, AI and the evolving ESG agenda. The Board considered the external environment and geopolitical issues as part of its regular review of strategy and performance. The Board also received regular updates on the Data, Analytics and AI transformation programme. Advance progress on cultural evolution and interactions with key talent and business areas. The Board reviewed the Group’s operating model and proposals to enhance, including the impact on culture. Enhance market visits in key locations. The Board undertook a manufacturing site visit to Nyon, and the December Board meeting was held in North America. 2026 action plan 2026 action plan The strategic agenda and value creation framework delivery in relation to key objectives, performance and shareholder returns. Cultural evolution to support the operating model. Category deep dives, customer insights and drivers. Technology and Enterprise Transformation. Cybersecurity and AI risks and opportunities. North America In December 2025, the Board met in North America to review progress over the past three years, reflect on recent performance, and agree the strategic direction for the period ahead. As part of the visit, the Board received an in-depth briefing on brand development and the Company’s forward-looking vision for North America. The Board also discussed the key workstreams underway to support the next phase of the Group’s growth plans in the market, including those focused on strengthening the cultural and leadership capabilities required to deliver the strategy effectively. In addition, the visit provided an opportunity for the Board to engage informally with members of the wider US leadership team, helping US colleagues to learn more about the Board and for the Board to deepen its insight into regional priorities and organisational culture. Spotlight 68 Haleon Annual Report and Form 20-F 2025

Workforce engagement Dame Vivienne Cox Workforce Engagement Director This year I have enjoyed some excellent opportunities to engage with employees across different parts of Haleon globally. These have been both insightful and informative. The sessions have covered: the employee engagement survey results and key themes for focus in 2025; a face-to-face session with early talent and graduates on career development and growth at Haleon; a deep dive into work process across the organisation; and two sessions exploring how close Haleon colleagues feel to consumers annual employee engagement survey, which identified the need to improve and streamline work processes, to provide opportunities for career growth, and the importance of keeping consumers at the heart of our work. During 2025, I met with employees on five occasions, including a face-to-face session in the UK. It was important to ensure these sessions included a cross-business group of culturally diverse employees from across our key markets and functions. Amongst other matters, the sessions explored: — The 2024 employee engagement survey results with managers across EMEA and LatAm. — A face-to-face session with UK-based early talent and graduates on career development and growth. — Work processes with colleagues from global functions. — Two ‘consumer first, always’ sessions with APAC and EMEA respectively to explore how we can leverage good practice internally to continue to drive this as our focus. These sessions offered valuable insight into drivers of employee engagement at Haleon. The discussions highlighted the progress made to improve collaboration across Haleon, the opportunities AI presents with regards to streamlining work processes, and the importance of continuing to anticipate consumer needs and trends. Key points raised included streamlining and simplifying systems and processes for greater agility, ensuring that the voice of the consumer comes through in decision making across the business and unifying the organisation through fostering an agile and performance-focused culture. At each meeting I gave an overview of the role of Haleon’s Board as well as the remuneration approach at Haleon, setting out how the Remuneration Committee operates and how it considers wider workforce remuneration arrangements. I provided regular updates to the Board following these sessions, which were valuable to Board discussions during the year. Continued engagement In addition to my activities, direct engagement with employees remains extremely valuable for the wider Board, who had the opportunity to meet with employees during the Board’s visits to Switzerland and United States. These visits provide additional opportunities to informally network with employees and further understand culture. The Board receives regular verbal updates from management, which will continue to form an important part of the Board’s agenda for 2026, alongside updates on employee engagement survey results and detailed summaries at the end of each financial year. See also the consideration of workforce pay and approach to engagement on page 100. and how we can build on progress made in this area in the future. Looking ahead to 2026, I will be seeking to engage on a number of topics, including: exploring the annual employee engagement survey results from 2025 with a focus on driving forward enterprise wide actions; considering how we can simplify and refine our work processes to better set Haleon up for success; and how we can continue to drive culture transformation across the organisation. Workforce engagement In line with Provision 5 of the UK Corporate Governance Code 2024, the Board regularly assesses the appropriateness of the mechanism for workforce engagement. The Board believes that the mechanism of a designated Non-Executive Director remains the most effective method for Haleon to enable the employee voice to be heard and for key insights to be brought into the Boardroom. Employee insight The Board values the opportunity to connect and engage with employees. Understanding the key issues that matter to our employees across Haleon’s diverse markets and regions is essential. By learning about their experiences working at Haleon and identifying any challenges they face, we gain valuable insights into the Company’s culture. Keeping a close watch on employee engagement helps us assess the current and future factors that drive attraction and retention at Haleon. Engagement plan In preparing the workforce engagement plan for 2025, the key drivers of engagement originated from the 2024 “The Board values the opportunity to connect and engage with employees.” Corporate Governance Haleon Annual Report and Form 20-F 2025 69 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

Key duties and responsibilities The Committee’s responsibilities include monitoring and reviewing: — The integrity of financial reporting of the Company’s Financial Statements including reviewing significant judgements and the adequacy of related disclosures. — The external and internal audit process and performance of the Internal Audit function and the external auditor. — The effectiveness of the Company’s system of internal control. — The process for the management of related-party transactions. — The Group’s risk management system, and the identification and management of risks. — The Company’s process for monitoring compliance with legal and regulatory requirements and ethical codes of practice. Membership and meetings The Committee comprises solely of Independent Non-Executive Directors. Details are set out on pages 60 and 61, together with details of their attendance for the year on page 64. The Chair, CEO, CFO, General Counsel, Group Controller, Head of Audit & Risk, and the lead external audit partner from KPMG LLP (KPMG) regularly attend meetings, with other attendees invited as appropriate. The Committee also met without management present and met privately with the external audit partner and with the Head of Audit & Risk. The Board has confirmed that it is satisfied: — That the Committee members collectively possess an appropriate breadth of recent and relevant financial expertise including competence in accounting and/or audit and experience in the consumer healthcare industry. — That Alan Stewart possesses the relevant attributes to be the designated Audit Committee Financial Expert in accordance with US federal securities laws and regulations. Looking ahead The Committee will continue to focus on its key areas of responsibility, including the Group’s financial reporting and disclosures, internal control over financial reporting, the effectiveness of KPMG as external auditor and the approach to the 2026 external audit. Controls surrounding the IT environment, including cyber security, will remain a key area of focus for the Committee as well as regular oversight of the Group’s principal risks. The Committee will continue to receive regular updates and review relevant disclosures in relation to Haleon’s transition to IFRS 18. Alan Stewart Chair As Chair of the Audit & Risk Committee, I am pleased to present the Committee’s Report for the period ended 31 December 2025 in accordance with the updated UK Corporate Governance Code. During the year, the Committee has focused on its core objectives in monitoring the integrity of the Group’s financial reporting process, the effectiveness of the external audit and the robustness of the Company’s control environment to manage risk. The Committee maintained oversight of Haleon’s compliance with Section 404 of the US Sarbanes-Oxley Act (SOX) and broadened our understanding of our principal risks through a series of deep dives into topics such as cyber security, ESG, and Trusted Ingredients. Further information on this and our other activities are set out later in this report. The Board and Committee performance review concluded that the Committee operates effectively. The specific actions for the Committee are provided later in this report and will be an additional area of focus for the Committee in 2026. Audit & Risk Committee Report Significant reporting matters in relation to the Financial Statements considered by the Committee during 2025 Accounting area Recoverable amount of indefinite life brands Committee’s conclusion and response — As at 31 December 2025, the Group had £16,594m of intangible assets that are indefinite life brands. The Group tests at least annually whether indefinite life brands have suffered any impairment. Impairment testing is inherently judgemental and requires management to make multiple estimates, including those related to the future revenue growth of each brand, terminal growth rates, profit margins and discount rates. The Committee reviewed information on the impairment tests performed, focusing on the critical assumptions as well as any changes from the prior year. — During the year, Nexium was reclassified from an indefinite life brand to a definite life, amortised brand due to challenging market conditions. An impairment assessment was performed prior to reclassification, with no impairment recognised. — In 2025, the Group recognised non-cash net impairment charges totalling £7m in relation to indefinite life brands for which it was determined that the carrying value was less than the estimated recoverable amount. This was primarily a result of a decline in sales and volumes for smaller brands. For the brands with limited levels of headroom, the Committee also reviewed and challenged sensitivity analyses provided by management to understand the impact of changes in key assumptions. The Committee was satisfied with the assumptions utilised by management and also considered and reviewed the Group’s relevant impairment disclosures. Refer to Note 14 of the Consolidated Financial Statements for further detail. This accounting standard is applicable for periods starting 1 January 2027 and comparative information is required to be restated. In line with the announcement made on 8 January 2026, the Committee will also review the proposed updates to segmental reporting disclosures and ensure compliance with IFRS 8. In addition, the Committee will support the Board on the preparation for compliance with new Provision 29 of the UK Corporate Governance Code which takes effect in 2026 and the further development of the Group’s enterprise risk management framework and compliance programmes. 70 Haleon Annual Report and Form 20-F 2025

Committee activities External reporting — Discussed and recommended to the Board for approval, the quarterly trading statements, half-year and full-year financial statements, and the 2025 Annual Report and Form 20-F. — Considered the level of distributable reserves to support the Board approval of the 2024 and 2025 dividends. — Reviewed the disclosures regarding the updated market category structure to incorporate six categories for the first time at the half-year 2025. — Reviewed and challenged the going concern assumptions for 2025 and the principles underpinning the longer-term viability statement. — Reviewed and challenged the treatment of key accounting matters and judgements including the estimation of the recoverable amount of indefinite life brands. — Reviewed and approved the 2025 tax strategy for publication. — Reviewed and recommended the 2026 funding requirements to the Board for approval. — Considered treasury matters and compliance with statutory reporting obligations. — Assessed whether the Annual Report, as a whole, was fair, balanced and understandable. External and internal audit — Reviewed and approved the statutory audit engagement letter for KPMG in respect of Haleon plc and its subsidiaries for the period ended 31 December 2025 and received regular updates on delivery of the external audit for 2025. — Reviewed and approved the 2025 base audit fee. — Held periodic meetings with the external auditor, without management present. — Reviewed and agreed policies and processes designed to safeguard independence of the external auditor. — Reviewed and approved the non-audit services to be performed by the external auditor, in line with the Non-Audit Service Policy. — Assessed the effectiveness of the external auditor. — Reviewed and approved the 2026 Internal Audit budget and plan. — Reviewed and approved the Internal Audit Charter. — Received and discussed regular updates on the 2025 Internal Audit Plan from the Head of Audit & Risk and met with him regularly without management present. Internal controls and related-party transactions — Received and discussed regular updates on internal controls, including the results of testing, and discussed instances where the effectiveness of internal controls was considered to be insufficient or required remediation. — Considered the assessment to determine the Company’s status as a Foreign Private Issuer for US SEC purposes including updates on the SEC's consultation. — Reviewed the Group’s SOX evaluation and certification of internal controls over financial reporting for the year ended 31 December 2025. — Reviewed related parties as part of the year-end process. Risk management — On behalf of the Board, reviewed the processes by which the Group’s principal risks are identified and managed and received periodic reports of the status of principal risks; reported any issues arising from these reports to the Board. — Undertook detailed reviews of key risk areas and processes including Currency Risk, ESG, People and Organisation, Technology Concentration Risk, trusted ingredients, product user safety, and cyber security. — Considered enhancements to Haleon’s Resilience Framework and simplification of the Crisis Management and Business Continuity Policy and process. — Reviewed tax and treasury policies and considered consistency with the risk appetite of the Company. — Reviewed the effectiveness of the risk management and internal control systems. — Recommended to the Board the Group’s set of material controls, effectiveness criteria and adequacy of assurance coverage to satisfy the requirements of Provision 29 of the UK Corporate Governance Code. Legal and Compliance — Received and discussed regular updates from the Legal function on legal and litigation matters. — Monitored fraud reporting and discussed trends with management. — Recommended to the Board approval of the updated Code of Conduct. — Considered updates on the implementation of the new Ethics & Compliance model. — Reviewed and discussed reports from the Compliance function, including updates on Haleon’s Anti-Bribery and Corruption programme, enhancements to the Code of Conduct training, Speak Up sanctions, concerns management and internal investigation’s framework. Haleon’s Annual Report for the year ended 31 December 2024 was included in the FRC’s thematic review: Supplier finance arrangement disclosures. The FRC carried out a limited scope review of Haleon’s relevant disclosures and no significant questions or queries were raised. The Committee notes that the FRC’s review does not provide assurance that the Annual Report is correct in all material respects as the FRC’s role is not to verify information provided, but to consider compliance with reporting requirements. Internal audit The Internal Audit function continues to serve as a vital source of independent and objective assurance to the Board, the Committee and senior management. Its remit includes evaluating the adequacy and effectiveness of Haleon’s risk management, governance and internal control frameworks. The appointment of the Head of Audit & Risk remains a matter reserved for the Committee. In December 2025 the Head of Audit & Risk stepped down, an interim appointment was made with the support of the Audit & Risk Committee. The Committee Chair will be involved in the selection process for the permanent appointment of a new Head of Audit & Risk and a recommendation for appointment made to the Committee. During the year the Head of Audit & Risk maintained regular dialogue with the Committee Chair and provided formal updates on Internal Audit activities at each meeting. Over the course of 2025, the Committee closely monitored the performance and effectiveness of the Internal Audit function, including its quality, depth of expertise and resourcing in the context of Haleon’s scale and complexity. Reports submitted to the Committee set out key audit findings and recommended actions, with clear timelines for management response and remediation. Financial and narrative reporting Throughout 2025, the Committee maintained a strong focus on the integrity and transparency of Haleon’s financial reporting. It reviewed and recommended for Board approval both the interim and full-year financial statements, alongside associated public disclosures. Particular attention was given to areas involving significant judgement, including assessments of going concern and viability, as well as impairment reviews. In evaluating the Annual Report, the Committee considered whether it presented a fair, balanced and understandable account of the Group’s performance, business model and strategy. To support this, management implemented robust processes to ensure consistency of disclosures, mitigate financial reporting risks and facilitate coordinated input across the business. Following its review, the Committee recommended a near-final version of the Annual Report to the Board at its February 2026 meeting, confirming its view that the report was fair, balanced, and understandable. During the year, the Committee also reviewed key disclosures and reporting obligations to ensure the clear and accurate communication of material information to shareholders. This included scrutiny of assumptions underpinning impairment testing, and the treatment of going concern and viability assessments, as well as climate-related financial disclosures. The Committee received regular updates on the control environment and financial reporting integrity, including the Annual Report verification process. This encompassed management’s checklist confirming compliance with applicable regulatory requirements and the outcomes of the external audit. Key audit matters and related findings are detailed in the external auditor’s report on pages 106 to 120. In addition, the Committee continued to monitor engagement with external stakeholders relevant to its remit, including the UK Financial Reporting Council (FRC) and the US Securities and Exchange Commission (SEC). Corporate Governance Haleon Annual Report and Form 20-F 2025 71 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

Audit & Risk Committee Report continued Governance Code for the year ended 31 December 2025 and up to 5 March 2026, the last practicable date. US Sarbanes-Oxley Act of 2002 (SOX) As a Foreign Private Issuer listed on a US exchange, Haleon is subject to the provisions of the Sarbanes-Oxley Act of 2002, specifically Sections 302 and 404. During 2025, the Group successfully completed its third consecutive year of compliance with Section 404. The Committee maintained close oversight of the Group’s internal control over financial reporting, which was assessed to be appropriately designed and operating effectively as at 31 December 2025. Throughout the year, the Committee received regular updates on the status of SOX compliance and closely monitored the remediation of any identified control deficiencies. This included reviewing the root causes, the remediation actions undertaken, and the adequacy of any mitigating or alternative controls implemented. Looking ahead, the Committee will continue to oversee the Group’s internal control optimisation efforts, including the remediation of control deficiencies and enhancements to controls associated with technology systems and infrastructure. See also our management’s report on internal control over financial reporting on page 180. External audit The Committee retains primary responsibility for overseeing the relationship with the external auditor, KPMG. This includes making recommendations to the Board regarding the appointment, reappointment and removal of the external auditor, assessing its independence on an ongoing basis, and approving the statutory audit fee, scope of the audit and the appointment of the lead audit engagement partner. For the year ended 31 December 2025, the lead external audit partner rotated to Jeremy Hall. significant risks and uncertainties. As such, the internal control system is intended to provide reasonable, though not absolute, assurance over the management of principal risks. A top-down enterprise risk assessment was conducted during the year to review and prioritise principal risks, assess the magnitude of exposure and identify emerging risks. This was complemented by a bottom-up risk identification exercise across business units, markets, sites and functions. The Committee reviewed the findings, endorsed the principal risks and concluded that management’s approach to risk and risk appetite remained appropriate. See also our approach to risk section from page 50. The Committee maintained regular oversight of the Group’s Ethics & Compliance programme and Speak-Up activities. This included monitoring efforts to consolidate and simplify key controls, and reviewing assurance and performance against key compliance metrics. Areas covered included anti-bribery, conflicts of interest, competition law, privacy and sanctions. In addition, the Committee reviewed and endorsed a number of policies and programmes, including the Company’s Code of Conduct and its core value of always seeking to do the right thing. This applies to the Board, Executive Team, employees and third-party temporary workers. The Committee also reviewed the annual certification process, whereby business unit and segment general managers and finance directors attest to the integrity of financial information and the effectiveness of internal controls over financial reporting and disclosure. Opportunities to simplify and evolve the internal control framework in line with Haleon’s strategy and operating model were also discussed. Based on the Committee’s activities throughout the year and its annual performance review, the Committee concluded that the Group’s system of internal control and risk management was effective under the provisions of the UK Corporate During the year, the Committee reviewed and discussed the external audit plan, proposed audit fees and terms of engagement. It also considered enhancements to the audit process, including the increased use of digital tools and technology. The Committee received regular reports from KPMG on the progress of audit activities. These reports were reviewed in detail, with particular attention given to the level of professional scepticism applied, the robustness of challenge to management assumptions, and the quality of insights from the external auditor. Where appropriate, the Committee requested management to respond to auditor challenges and monitored the resolution of these matters to ensure satisfactory outcomes. In assessing KPMG’s independence, the Committee reviewed a formal statement of independence, a report outlining procedures for identifying and managing conflicts of interest, and the extent of non-audit services provided to the Group. The Committee confirmed its satisfaction with the effectiveness and independence of KPMG across its engagements in relevant jurisdictions. The Committee also evaluated the effectiveness of the external audit process, considering the quality and experience of the audit team, the involvement of the lead audit partner, the adequacy of audit planning, the timeliness and rigour of audit execution, and the quality of communications with the Committee. It concluded that the 2025 external audit was effective and that KPMG continued to perform its role to a high standard. Total fees paid to KPMG for the year ended 31 December 2025 were £18m, of which £1m related to non-audit services. Further details are provided in Note 6 to the Consolidated Financial Statements on page 133. The Committee reviewed and approved the annual Internal Audit budget and work plan, which encompassed risk-based reviews across financial, operational, strategic and governance domains. Assurance was also provided over emerging risks and significant business change programmes. The 2026 Internal Audit plan will be subject to ongoing review and refinement to ensure it remains responsive to evolving risk and assurance priorities. Internal control and risk management The Board retains ultimate responsibility for establishing and maintaining procedures to manage risk and oversee the Group’s internal control framework. This includes setting the Group’s risk appetite in line with strategic objectives and ensuring appropriate oversight through mechanisms such as strategy sessions, management reporting and targeted reviews of key risk areas. Acting on behalf of the Board, the Audit & Risk Committee is responsible for reviewing and assessing the effectiveness of the Group’s risk management and internal control systems. During 2025, the Committee undertook a comprehensive review of the Group’s principal risks, financial and operational controls, and supporting procedures. This included evaluating risk mitigation plans, internal control maturity and areas identified for improvement. The Committee also conducted deep dives into selected principal risks, including People & Organisation, ESG, and trusted ingredients. The Group’s approach to risk management and internal controls continued to evolve in 2025 in preparation for compliance with the revised UK Corporate Governance Code. The Committee considered Haleon’s risk management framework, material controls, effectiveness criteria, adequacy of assurance coverage required to satisfy the new requirements under Provision 29 of the Code, and timeline to finalise the Board’s attestation and approach to assessing the effectiveness of material controls for 2026. The risk management framework is designed to actively manage, rather than eliminate, 72 Haleon Annual Report and Form 20-F 2025

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

Non-audit services

The Committee has adopted a policy to safeguard the independence and objectivity of the external auditor. This policy is aligned with the requirements of the Financial Reporting Council’s (FRC) 2019 Revised Ethical Standard and the US Sarbanes-Oxley Act of 2002 (SOX), and sets out a clear framework for determining the appropriateness of engaging the external auditor for non-audit services.

The policy includes a defined list of permitted non-audit services, consistent with applicable regulatory standards. Any service not included on this list is expressly prohibited.

Under the policy, the Committee has pre-approved the use of the external auditor for non-audit services where:

-	The service is included in the list of permitted non-audit services;
-	The fee does not exceed £100,000 and is approved by the Group Financial Controller or their designate in defined circumstances.
-	The fee exceeds £100,000 and is approved by both the Chief Financial Officer and the Chair of the Committee.

The total fees for non-audit services provided by the external auditor are reported to the Committee on a quarterly basis. Approvals by management under monetary thresholds are not a delegation of the Committee’s authority, but rather a confirmation that the services fall within the scope of the policy.

Throughout the year, the Committee reviewed the nature and extent of non-audit services undertaken by the external auditor to ensure that their independence was not compromised. For the year ended 31 December 2025, the external auditor provided non-audit services in relation to other assurance engagements, corporate finance and advisory services, with total fees amounting to £1m.

The Committee confirms that Haleon has complied with the Competition and Markets Authority’s Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, as well as the FRC’s Audit Committees and the External Audit: Minimum Standard.

Committee performance review

As part of the Board and Committee performance review, the Committee was assessed to be operating effectively.

The Committee progressed all the key areas of focus from the 2025 performance review. A number of areas were highlighted for the Committee to consider going forwards and these form part of the 2026 action plan below:

Committee action plan 2026

Action plan – area of focus
Focus on changes to reporting and disclosures, including implementation of Provision 29 of the UK Corporate Governance Code 2024.
Culture and accountability in relation to Controls and Internal Audit reviews.
Risk management – deep dives on key areas of risk, including the effectiveness of the cyber-security framework

  Spotlights

Principal risks

    People and Organisation: The Committee undertook a focused review of the principal risk relating to People and Organisation. The Committee considered the effectiveness of controls and management actions in areas such as talent attraction and retention, health and wellbeing, inclusion and belonging, operating model, capabilities, and culture. The Committee noted the addition of new risk areas reflecting the evolving needs of the business and reviewed progress against key risk indicators, including employee engagement, wellbeing, and diversity. The Committee was satisfied that robust oversight, clear accountability, and continuous improvement measures are in place to manage these risks and support the Group’s strategic objectives.

    ESG: Given the increasing importance of responsible practices and evolving regulatory requirements, the Committee maintained close oversight of ESG risk. The Committee considered the effectiveness of controls and management actions in key areas, including human rights due diligence, climate-related risks, readiness for rising ESG reporting requirements, diverging global regulations, and delivery against external ESG commitments. The Committee noted progress in reducing carbon emissions and virgin plastic use, improvements in ESG data and controls, and enhanced governance processes. Performance against key risk indicators was closely monitored, and the Committee ensured that additional actions were identified where needed, such as piloting robust supplier audits and strengthening reporting frameworks.

    Trusted Ingredients: During the year, the Committee reviewed the Group’s management of ingredient-related risks through the Trusted Ingredients Framework. The Committee noted ongoing progress in risk mitigation, including the development of proactive dashboards, enhanced governance, and the use of scorecards to monitor business value at risk, consumer sentiment, and market share. The Committee considered key ingredient risks identified and the potential regulatory, reputational and financial impacts. These included reformulation initiatives, advocacy with regulators, partnerships with scientific associations, and the development of alternative ingredients and packaging solutions. The Committee will continue to monitor the evolution of the Trusted Ingredients Framework to ensure the Group remains well positioned to respond to emerging ingredient risks and regulatory developments.

    Cyber security this remained a key area of focus for the Committee during 2025. The Committee oversaw performance against key operational metrics and monitored the launch and roll-out of Haleon’s security culture programme, which included a Group-wide awareness campaign and enhanced security training. These initiatives are designed to foster a positive culture of security and equip colleagues with the skills and awareness needed to manage evolving cyber threats.

    The Committee received regular updates on the progress of the security culture programme, including delivery of the 12-month roadmap and achievement of key milestones. The Committee also reviewed the Group’s technology environment, considering infrastructure resilience and mitigation plans for potential vulnerabilities.

    In addition, the Committee reviewed the Group’s approach to supply chain resilience, with a particular focus on cyber security within supplier contracts. A programme is underway to review and update key supplier agreements to ensure they reflect current best practice, supported by targeted assessments and ongoing improvements to contract management and supplier engagement. The Committee is satisfied that these actions are strengthening the Group’s supply chain resilience and supporting the continued security and reliability of operations.

    The Committee also considered the Group’s reliance on key technology providers and platforms. Robust business continuity and crisis management plans are in place to address potential disruptions, and ongoing monitoring and resilience measures help ensure the continued reliability of the Group’s technology environment.

Haleon Annual Report and Form 20-F 2025	73

Committee activities External ESG targets — Regularly reviewed Haleon’s performance against the responsible business scorecard measures. — Evaluated the progress towards Haleon’s external packaging and recycle-ready targets. Deep dives — Evaluated consumers’ approach to sustainability with a specific focus on Gen Z. — Reviewed Haleon’s 2025 TNFD LEAP assessment, mapping dependencies, impacts, risks, and opportunities related to nature. — Evaluated progress against sustainable packaging targets and their evolution to 2030 to respond to latest external developments. — Reviewed the new health inclusivity goal: we aim to provide opportunities for over 300 million people a year to take more control of their everyday health by 2030. We will do this by building health literacy, increasing access to everyday healthcare products and tackling bias and prejudice. External reporting — Reviewed external disclosures in relation to TCFD and TNFD reporting, Haleon’s Health Inclusivity and Sustainability Report, Human Rights Statement and alignment with relevant external ESG rating requirements. — Reviewed the results of the Double Materiality Assessment (see page 5 and 6 of our Health Inclusivity and Sustainability Report) — Regularly reviewed Haleon’s readiness for future disclosure requirements, including CSRD. Stakeholder engagement — Discussed regular updates on stakeholder engagement, including partnerships with key customers, supplier forums, and ongoing dialogue with policymakers, NGOs, and investors. Key duties and responsibilities The Committee’s responsibilities for environmental and social sustainability (ESS) include: — Monitoring Haleon’s progress against its ESS goals and associated external governance and regulatory requirements. — Reviewing emerging ESG issues that could impact the Group’s operations, initiatives, or reputation. — Overseeing engagement with relevant external stakeholders, NGOs, and other interested parties. — Confirming the accuracy and transparency of ESG disclosures within the Annual Report and Form 20-F, health inclusivity and sustainability Report and other external disclosures. Membership and meetings The Committee comprises solely Independent Non-Executive Directors. In 2025, meetings were regularly attended by the Chair, CEO, Chief Corporate Affairs Officer, VP Sustainability, and the ESG Programme and Reporting Director. Further information is set out on page 64. Looking ahead In 2026, the Committee will: — Maintain oversight of ESG performance and KPIs, with a continued focus on packaging, carbon emissions reduction, health inclusivity, and nature-related impacts. — Oversee Haleon’s preparedness for evolving external reporting obligations, including CSRD and ISSB-aligned requirements, both at Group level and jurisdiction specific. — Continue deep dive sessions on priority ESG topics, stakeholder engagement and regulatory developments. — Review plans to build supply chain resilience in response to nature and climate risks. See also our approach to health inclusivity and sustainability from page 15. Marie-Anne Aymerich Chair I am pleased to present the 2025 report of the Environmental & Social Sustainability Committee, marking another year of progress. This year, the Committee maintained strong oversight of our health inclusivity and sustainability initiatives, regularly reviewing performance against our responsible business scorecard. Haleon has made continued progress against its targets, including significant reductions in carbon emissions and improvements in sustainable sourcing and packaging. Importantly, 31 December 2025 marks the end point for some of our sustainability targets where we set goals to 2025 and to 2030. I am pleased to report that Haleon has delivered on these commitments, meeting the health inclusivity goal, empowering more than 74 million people to be more included in opportunities for better everyday health in 2025. In addition, Haleon has met its goals for virgin plastic reduction, decreasing by over 10% by the end of 2025 vs. the 2022 baseline, and making all product packaging recycle-ready by 2025 where safety, quality and regulations permit. These results reflect the effectiveness of our strategy, our actions and the dedication of Haleon’s teams. We now turn our focus to meeting the targets for 2030. Major milestones in the year include the endorsement of Haleon’s new Health Inclusivity goal for 2030, reviewing the assessment of nature-related dependencies, impacts, risks and opportunities, including our first Taskforce for Nature Related Financial disclosure (TNFD) statement, the review of Haleon’s progress on sustainable packaging and evolution of our recyclability goal and latest external developments. The Committee also oversaw the results of Haleon’s CSRD-aligned Double Materiality Assessment and preparations for new regulatory frameworks, to ensure Haleon remains ready for evolving disclosure requirements. Looking ahead, the Committee will continue to oversee key environmental, social and governance performance and KPIs, regulatory readiness, and will conduct deep dives into current and evolving ESG topics. On behalf of the Committee, I would like to thank all contributors for their dedication and look forward to another year of progress in delivering Haleon’s external commitments. Environmental & Social Sustainability Committee Report 74 Haleon Annual Report and Form 20-F 2025

Committee focus areas in 2025 Throughout the year, the Committee conducted several deep dive sessions to evaluate Haleon’s progress toward health inclusivity and sustainability goals and its readiness for future regulatory and reporting requirements. Often, these deep dives either included or were preceded by sessions led by external experts, offering broader insights and external viewpoints on the topics discussed. These sessions further enhanced the Committee’s understanding of both current and upcoming requirements for sustainability reporting, Haleon’s readiness to meet those standards, and the impact of external factors on Haleon’s ability to achieve its objectives. Sustainable packaging As the Company approached the ’by the end of 2025’ goal deadline for its externally committed sustainable packaging goals, the Committee had a deep dive into Haleon’s sustainable packaging strategy, virgin plastic reduction and recycle-ready packaging progress and targets for 2026 onwards. The Committee discussed key external developments including ’recyclability’ standards and definitions, changes to regulation across jurisdictions, technology advancements and limitations, and challenges in meeting stringent safety, quality and regulatory requirements for healthcare packaging. The Committee was pleased that Haleon has achieved the sustainable packaging goals which concluded at the end of 2025. We remain committed to our 2030 target to reduce our use of virgin plastic by 1/3 and will revisit our target to make all packaging recyclable or reusable by 2030 where safety, quality and regulation permits, in light of evolving standards. Carbon In its 2025 reporting period, Haleon made significant progress in reducing its carbon footprint. The Company achieved a 55% net reduction in Scope 1 and 2 carbon emissions vs the 2020 baseline. This was driven by a continued focus on renewable electricity, decarbonisation of manufacturing operations, and targeted energy efficiency projects. Haleon also advanced its Scope 3 supply chain decarbonisation through strong supplier engagement, resulting in a 13% reduction in Scope 3 source to sale emissions vs 2022. Looking ahead, Haleon remains committed to its near term goal to reduce Scope 3 carbon emissions from source to sale by 42% by 2030 vs our 2022 baseline. Nature During 2025, the Committee considered the Company’s dependencies, impacts, risks and opportunities in relation to nature ahead of our first disclosures in accordance with the recommendations of the Taskforce for Nature-related Financial Disclosures (TNFD), which are included in this report (pages 19 to 30). The Committee reviewed Haleon’s reliance on nature across the value chain, considering its own operations, upstream sourcing, consumer use and disposal. We examined key dependencies, impacts, risks and opportunities (DIROs) related to natural sources and our reliance on water across the value chain. The analysis confirmed that the actions Haleon is taking through its Sustainable Sourcing and Water stewardship goals and engagement with suppliers address its priority DIROs and highlighted areas for continued focus. Looking ahead, management, with the Committee’s oversight, will be working with key functions to progress actions, embed these into relevant programmes and activity plans and track progress in managing our DIROs in relation to Nature through the health inclusivity and sustainability scorecard. ESG performance and reporting The Committee maintained oversight of Haleon’s ESG performance through regular reviews of our responsible business scorecard. We monitored progress against key commitments across environmental targets (including packaging); health inclusivity goals, latest performance on inclusion and belonging and actions to uphold robust standards for product quality, health and safety and human rights. The Committee received regular updates on CSRD linked to the EU Omnibus process and other relevant reporting regulations, as well as engagements with policymakers on these topics. The Committee considered Management’s analysis to support future KPIs and targets for 2026 and beyond, and considered the output of the CSRD double materiality assessment. Stakeholder engagement Engagement with stakeholders on ESG matters remained a priority in 2025. The Committee received regular updates on interactions with consumers, customers, employees, policymakers, industry regulators, investors and suppliers. This included hosting sessions on the Phase 3 results of the Health Inclusivity Index from May onwards, sessions on Health policy at the UN General Assembly in September 2025 and a Supplier Summit and series of deep dives on priority topics from March onwards. Throughout the year, management engaged with key retail partners and with ESG investors on a 1:1 basis. Committee performance review As part of the Board and Committee performance review, the Committee was assessed to be operating effectively, with good oversight of the Company’s health inclusivity and sustainability agenda. The Committee progressed all the key areas of focus from the 2025 performance review disclosed last year. A number of areas were highlighted for the Committee to consider going forwards and these form part of the 2026 action plan below: Committee action plan 2026 Action plan – area of focus Continue to focus on Haleon’s preparedness for external sustainability disclosures including CSRD. Continue oversight of the delivery of sustainability KPIs and targets. Education/deep dives on areas of ESG evolution. Health inclusivity goal During 2025, the Committee undertook a comprehensive and collaborative process to define Haleon’s new social impact goal, to ensure it aligns with the Company’s Win as One strategy and its ambitions, reflects its values and the evolving expectations of stakeholders. The journey began with a review of Haleon’s existing social impact ambitions and benchmarking against industry best practice. The Committee endorsed Haleon’s focus on tackling three key barriers to better everyday health – lack of health literacy, bias and prejudice, and accessibility – as the most material areas where Haleon could make a meaningful difference. These focus areas were selected through research and external benchmarking, aligning closely with Haleon’s business activities and broader purpose. After careful discussion, Haleon’s health inclusivity goal from 2026 onwards was changed to: ’we aim to provide opportunities for over 300 million people a year to take more control of their everyday health, by 2030’. The Committee considered the quantification of the goal and how to measure progress effectively while meeting current and future reporting, regulatory and assurance requirements, including those under CSRD. Throughout the process, the Committee engaged with a wide range of stakeholders, including external experts, to ensure the goal was relevant and impactful. The Committee will continue to oversee the implementation of the health inclusivity goal, ensuring that measurement approaches remain robust, stakeholder engagement is ongoing, and the goal continues to reflect Haleon’s commitment to health inclusivity and positive social impact, aligned to Haleon’s strategic framework. Spotlight Corporate Governance Haleon Annual Report and Form 20-F 2025 75 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

Key duties and responsibilities The Committee’s responsibilities include: — Leading the process for appointments to the Board and its Committees. — Ensuring plans are in place for orderly succession to the Board and senior leadership positions. — Overseeing the development of a pipeline for succession at Board and senior management level. — Monitoring and, where appropriate, recommending changes to the Company’s corporate governance framework. Membership and meetings Excluding the Chair, who was considered independent on appointment, the Committee comprises solely Independent Non-Executive Directors. Details are set out on pages 60 and 61, together with details of attendance for the year on page 64. The CEO and the Chief Human Resources Officer regularly attended meetings, with other attendees invited as appropriate. Succession planning and Board appointments Throughout the year, the Committee considered Board succession planning, with a particular focus on long-term strategy, as July 2025 marked the third anniversary of Haleon’s listing and the completion of initial three-year terms for several directors. This forward-looking approach was reflected in the appointments of Bláthnaid Bergin and Matthew Shattock to the Board in 2025, as well as the appointment of Vindi Banga as Board Chair and Alan Stewart as Senior Independent Non-Executive Director effective from 1 January 2026. These appointments demonstrate the Committee’s commitment to maintaining a balanced and highly skilled Board, aligned with Haleon’s long-term strategic priorities. In addition, the Committee oversaw the appointments of Bláthnaid Bergin to the Audit & Risk Committee and Matt Shattock to the Environmental & Social Sustainability Committee, and monitored progress on induction plans for the new Board members. Vindi Banga Chair I am pleased to present my first Report as Chair of the Nominations & Governance Committee, for the period ending 31 December 2025. This year has been marked by leadership transition. Following the decision by Dave Lewis to step down as Chair. I was appointed as Chair of the Board and the Committee, with effect from 1 January 2026. I am honoured to take on this responsibility and would like to thank Dave for his leadership and substantial contribution to the Company during his tenure as Chair. Throughout the year, the Committee has continued to prioritise comprehensive and robust succession planning for both the Board and the Executive Team. In February and June, we appointed two new Independent Non-Executive Directors following thorough, focused selection processes aligned with our Board skills and experience matrix. The Committee recommended their respective appointments to the Environmental & Social Sustainability Committee and the Audit & Risk Committee, both of which were confirmed in July, further strengthening the collective expertise of the Board and its Committees. The Committee also undertook a robust process to identify my successor as Senior Independent Director. Following the review, the Committee recommended the appointment of Alan Stewart as Senior Independent Director. I look forward to working closely with him during my tenure. We continued to monitor progress against our Board Inclusion Policy objectives, while regularly reviewing the evolution, composition and effectiveness of both the Board and its Committees. This year’s Board and Committee performance review confirmed that the Committee continues to operate to a high standard. Actions arising from the review are set out later in this report and will form the key areas of focus for 2026. Nominations & Governance Committee Report Committee activities Succession planning — Reviewed Board succession, including the tenure of Non-Executive Directors and the Board skills and experience matrix. — Reviewed Executive succession for the CEO, CFO, Executive team and senior management, including composition, capabilities, developments and succession. — Considered the criteria for Non-Executive Director appointments and recommended the appointments of Bláthnaid Bergin and Matthew Shattock to the Board, as well as Alan Stewart as Senior Independent Non-Executive Director. — Recommended to the Board, Dave Lewis' resignation as Board Chair from 31 December 2025, and recommended the appointment of Vindi Banga as Board Chair with effect from 1 January 2026. Board composition — Reviewed the composition of the Board and its Committees. — Recommended the appointment of Bláthnaid Bergin to the Audit & Risk Committee and Matthew Shattock to the Environmental & Social Sustainability Committee. — Discussed progress against objectives and reviewed the Board Inclusion Policy. — Reviewed the impact of the Chair transition on Board and Committee composition and responsibilities. Evaluation and annual assessment of performance — Assessed the independence of the Non-Executive Directors. — Recommended to the Board that each Director stand for re-election by shareholders at the Company’s 2025 AGM. — Reviewed and made recommendations to the Board in respect of each Director’s actual, potential or perceived conflicts of interest. — Reviewed the independence and time commitments of the Non-Executive Directors. Governance — Regularly reviewed progress against the 2025 Board and Committee action pans. — Annual review of potential conflicts of interest. — Annual review and recommendation for approval to the Board of the terms of reference of the Committee. — Considered the Director induction plans for Bláthnaid Bergin and Matthew Shattock. 76 Haleon Annual Report and Form 20-F 2025

Throughout the year, the Committee regularly reviewed the Board Skills Matrix, taking into account diversity, ethnicity, tenure, and the breadth of expertise required to support Haleon’s strategic objectives. Chair succession The Committee played a key role in overseeing the succession of the Board Chair. In November 2025, Sir Dave Lewis informed the Committee of his decision to step down from the Board. Vindi Banga, then Senior Independent Director, indicated his willingness to be considered for the role of Chair. The independent Committee members undertook a thorough evaluation of Vindi’s candidature, considering his extensive experience chairing public and private companies, deep knowledge of Haleon’s business, strategy, and markets, and his strong relationships with management and stakeholders. The Committee discussed the merits of conducting an external search vs appointing Vindi, recognising the continuity, stability, and strategic alignment his appointment would provide at this stage in the Company’s transformation. Following this evaluation, the Committee (excluding Sir Dave Lewis and Vindi Banga) recommend to the Board the resignation of Sir Dave Lewis as Board Chair with effect from 31 December 2025, and the appointment of Vindi Banga as Board Chair with effect from 1 January 2026. The Committee subsequently undertook a process to identify a new Senior Independent Director. Following a robust assessment and considering his experience and contributions to the Board, the Audit & Risk Committee since his appointment in September 2024, the Committee (excluding Alan Stewart) recommended to the Board the appointment of Alan Stewart as Senior Independent Director with effect from 1 January 2026. Executive Committee changes The Committee also discussed the Company’s leadership requirements including assessing the Executive Team’s capabilities and development plans against the current and future succession needs. In addition, it reviewed the people strategy and talent agenda more broadly to help in developing a pipeline of potential future leaders. Nathalie Gerschtein joined the Executive Team in May 2025 as President, North America. Carl Haney joined the Executive Team in August 2025 as Chief R&D Officer. In early 2026, we announced the evolution of our operating model to support our Win as One strategy. This included creating a Chief Growth Officer role and a Chief Transformation Officer position, and establishing six Operating Units to enhance growth, productivity and organisational agility. These new roles, together with the Operating Unit Presidents, will form part of the Haleon Executive Team, details of which are available on page 62. Committee performance review As part of the internal Board and Committee performance review, the Committee was assessed to be operating effectively, with Director appointments and succession planning and Board culture positively highlighted. The Committee progressed all the key areas of focus from the 2024 performance review. A number of key areas were highlighted for the Committee to consider going forward and these form part of the 2026 action plan below. Succession planning and talent development will remain areas of key areas of focus for the Committee in 2026. Committee action plan 2026 Action plan – area of focus Succession planning for the Board and the Executive Team. Development and talent management for Executive Team and senior management. Board and Committee structures to support longer-term succession. Composition, time commitment and independence The Committee regularly reviews Board composition to ensure it remains effective and well balanced. In 2025, we assessed the Board and Committees collective skills, experience and composition and confirmed that each Non-Executive Director continued to Gender representation as at 5 March 20261 Number of Board members Percentage of the Board Number of senior positions on the Board (Chair, SID, CEO and CFO) Number in executive management2 Percentage of executive management Men 4 36% 3 10 62.5% Women 7 64% 1 6 37.5% Not specified/prefer not to say — — — — — Ethnicity representation as at 5 March 20261 Number of Board members Percentage of the Board Number of senior positions on the Board (Chair, SID, CEO and CFO) Number in executive management2 Percentage of executive management White British or other White (including minority-white groups) 8 73% 3 13 81% Mixed/Multiple Ethnic Groups 1 9% — — — Asian/Asian British 2 18% 1 3 19% Black/African/Caribbean/Black British — — — — — Other ethnic group, including Arab — — — — — Not specified/prefer not to say — — — — — For the purposes of UKLR 6.6.6 (11), the data disclosed in these tables was compiled using information acquired through the ‘Self-ID’ tool accessible to employees via the Company’s HR information system. Information relating to the Board was provided on a voluntary basis. 1. Data as at the latest practicable date of 5 March 2026. 2. Executive management is defined as members of the Executive Team (including the CEO and CFO). Information on the gender representation of the Executive Team and their direct reports is available on pages 37 and 62. meet the required time commitment alongside external roles. The Committee also supported the Board in considering potential conflicts of interest. The Board maintains a strong independent element, with more than half of its members being Independent Non-Executive Directors, in compliance with the UK Corporate Governance Code. The Committee actively oversees Board representation, ensuring a balanced range of experiences and skill sets while maintaining our focus on merit-based appointments. As at 5 March 2026, the Company met the recommendations of the FTSE Women Leaders Review on gender representation, and the Parker Review objective on board ethnic minority representation. The Board met and exceeded the UK Listing Rules requirements in respect of gender representation and ethnic diversity. The adjacent tables provide the information, required under the UK Listing Rules in the mandatory format. Corporate Governance Haleon Annual Report and Form 20-F 2025 77 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

— Vesting schedule for Performance Share Plan awards: the current Policy permits only a straight-line payout from threshold to maximum performance. The proposed Policy will include the flexibility to set alternative payout curves if considered appropriate in future years. As part of its review, the Committee observed the continued evolution of remuneration practices across the FTSE 30 since the introduction of Haleon’s current Policy in 2023. The Committee also noted changes in the relative competitiveness of the CEO and CFO’s arrangements during this period. In considering these developments and recognising the global talent markets in which Haleon operates, the Committee determined that the existing opportunity levels remain appropriate for a company of Haleon’s scale, operational footprint and strategic ambitions. The Committee will continue to review this positioning over the forthcoming Policy period to ensure the arrangements remain aligned with strong governance principles, support long-term value creation, and reflect the interests of shareholders. I would like to thank all shareholders who engaged with the Committee and provided valuable feedback on our proposed Policy updates as well as on the incentive measures and weightings Their input has been instrumental in shaping our approach to the Policy and incentive design and ensuring continued alignment with shareholder expectations. Letter from the Chair This Report sets out details of the outcome of the Committee’s review, as well as an overview of the business performance and the corresponding incentive payments for 2025 and how we intend to apply our proposed new policy in 2026. 2026 Directors’ Remuneration Policy Haleon’s Policy was first put to vote at the 2023 AGM following our demerger in July 2022, and the Committee is pleased that it has operated as intended over the subsequent period. Having conducted a thorough review of the Policy against Haleon’s strategic objectives as well as considering external market practice, the Committee agreed that the current overall remuneration structure remains appropriate to support the delivery of the commitments made at our Capital Markets Day in May 2025, as well as continuing to support the attraction and retention of top tier talent. Accordingly, only minor changes are proposed for 2026, as follows: — AIP deferral: the standard bonus deferral rate will remain at 50% of any bonus earned for three years. However, where an Executive Director meets their shareholding requirement, the deferral requirement will be removed such that the bonus is delivered wholly in cash. This change is aligned with emerging market practice following the update to the Investment Association’s guidance. Stringent malus and clawback provisions will remain in place to protect the best interests of the Company and shareholders. Implementation of the Policy in 2026 Alongside the Policy review, the Committee considered the selection of performance measures for the Annual Incentive Plan (AIP) and Performance Share Plan (PSP) for 2026, in the context of our Win As One strategy. Following shareholder engagement, we determined that the AIP and PSP measures used in 2025 remain appropriate for the next performance periods. However, in order to strengthen focus on growth, the 2026 AIP weightings will change from 40% to 50% on organic revenue growth and from 40% to 30% on organic operating profit growth. The IBOs weighting will remain unchanged at 20%. A summary of 2026 AIP and PSP measures and their strategic link is provided on page 88. The Committee retains flexibility to review these measures for each cycle to further reward long-term sustainable growth in shareholder value. Our approach to executive remuneration is designed to drive sustainable, above-market growth and attractive returns, while embedding responsible business practices at the heart of everything we do. The Committee remains committed to transparent, rigorous performance measures that align incentives with Haleon’s long-term strategic priorities. The Committee continues to monitor the alignment of our ESG qualifier, ensuring that our remuneration practices support Haleon’s values and responsible business commitments. Further information about the measures and targets linked to incentive awards is provided on pages 94–97. On behalf of the Board, I am pleased to present the Directors’ Remuneration Report for Haleon plc for the year ended 31 December 2025. This year, a key area of focus for the Remuneration Committee was a thorough review of our Directors’ Remuneration Policy which we are required to renew at our 2026 AGM. Tracy Clarke Chair Directors’ Remuneration Report 78 Haleon Annual Report and Form 20-F 2025

The Committee is satisfied that the vesting outcome is reflective of broader underlying business performance over the three years, in particular the substantial deleveraging achieved, and that plans to meet Haleon’s responsible business commitments are on track. 2025 was the last year when the ESG qualifier included a recycle-ready packaging threshold, aligned to our external commitment to develop solutions for all packaging to be recycle-ready by end 2025, where safety, quality and regulations permit. Our 2025 ambition has been successfully achieved. Given this, and as previously communicated, from 2026 our sustainable packaging ESG qualifier switches to focus on our goal to reduce our use of virgin petroleum-based plastic, aligned to our external commitment to reduce our use of virgin plastic by a third by 2030 vs our 2022 baseline. The Committee is satisfied that the outcomes under the AIP and PSP reflect the Company’s performance over the respective periods and are aligned with the experience of our shareholders. For reference, our share price remained broadly flat over 2025 and grew at c.5% p.a. over 2023–2025. No discretion has been applied to the final payouts. Full details of the 2025 remuneration paid to the Directors and the basis for its determination are set out on pages 93–96. Remuneration and workforce alignment For the year ended 31 December 2025, the CEO pay ratio was 76:1, reflecting both the outcomes of our performance based incentive plans and the salary increases awarded across the organisation. This ratio is consistent with FTSE 100 norms. The Committee will continue to monitor this ratio and broader pay equity trends, ensuring our remuneration practices support Haleon’s values and culture. After careful consideration of workforce remuneration, inflation, and market trends, the Committee approved a 3.2% salary increase for Executive Directors, mirroring the average increase awarded to UK employees. This ensures fairness and consistency across the organisation. The Committee also approved the fee level for our new Chair, Vindi Banga, set at a level in line with the previous incumbent. The 2026 base fees for the Chair and Non-Executive Directors will increase by 3.2%. All increases will take place from 1 April 2026. AGM and shareholder engagement The Committee was pleased with the strong support received for our 2024 Directors’ Remuneration Report (98.7% votes in favour). In November 2025, I wrote to our largest shareholders to inform them of the planned changes to the Directors’ Remuneration Policy and the 2026 AIP and PSP performance measures. I am very grateful for the support and valuable comments that we have received. We hope to maintain the strong shareholder support which was received for our current Directors’ Remuneration Policy at the 2023 AGM (approval vote: 98.19%) as we put our Policy to vote in 2026. Rewarding 2025 performance During 2025, Haleon made meaningful progress across all aspects of our strategy. Despite a softer consumer and customer environment, with global category growth falling below historic averages, we delivered good financial results. Organic revenue growth was achieved at 3.0% and organic operating profit growth was achieved at 10.5%. This resulted in the overall outcome under the financial measures of the 2025 Annual Incentive Plan (AIP) of 44% of the maximum opportunity, and a below target outcome of 88%. This outcome is aligned with the wider workforce on the same global financial measures. Individual AIP outcomes for Executive Directors, including performance against the Individual Business Objectives (IBOs), are 47.7% of maximum for the CEO and 46.9% of maximum for the CFO. The Haleon Performance Share Plan (PSP) awards granted in 2023 will vest in March 2026, by reference to the performance period ended on 31 December 2025. The outcome for these awards was 82% of maximum based on performance against the cumulative free cash flow and net debt/ adjusted EBITDA targets. This outcome includes an adjustment to exclude the impact of a change in the Company’s dividend policy. As the payment of higher dividends was considered to be in the best interests of shareholders and was not anticipated at the time targets were set, the Committee determined that it was appropriate to exclude the impact of this change from the vesting outcome. I am confident that the new Policy, and our approach to its implementation in 2026, will continue to support value delivery to shareholders and enable Haleon to attract and retain high-calibre talent. The Committee remains committed to transparent, responsible remuneration practices and welcomes ongoing feedback from shareholders ahead of the 2026 AGM. Corporate Governance Haleon Annual Report and Form 20-F 2025 79 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

Key duties and responsibilities The Remuneration Committee’s principal responsibilities are: — Making recommendations to the Board on remuneration principles and policy applied to the Executive Directors. — Setting, reviewing and approving individual remuneration arrangements for the Chair, Executive Directors, senior leadership and the Company Secretary. — Designing remuneration policies and practices that support the Company’s strategy and promote its long-term sustainable success. — Ensuring that performance conditions are transparent, stretching and rigorously applied. — Enabling the use of discretion over outcomes and recovery and withholding of awards where the Committee deems this to be appropriate. — Making recommendations to the Board concerning the introduction of new share incentive plans which require Board or shareholder approval. — Reviewing employee remuneration and key related policies, and the alignment of incentives and rewards with the Company’s culture, and taking these into account when determining the policy for executive remuneration. Directors’ Remuneration Report continued Membership and meetings The Committee comprises solely Independent Non-Executive Directors. Details are set out on pages 60 and 61, together with attendance for the year on page 64. The Chair, CEO, Chief Human Resources Officer, Global Head of Reward and a representative from the independent remuneration adviser (PwC) attend meetings on a regular basis. Other attendees are invited to meetings as appropriate. The Committee also meets without management present. No Directors or executives are present when their own remuneration is discussed nor involved in determining their own remuneration. As part of the Board and Committee performance review, the Committee was assessed to be operating effectively. The Committee progressed all the key areas of focus from the 2025 performance review. The 2026 action plan is below: Committee action plan 2026 2026 Action plan Continue oversight and focus on key areas of the Committee’s remit Review executive remuneration measures, weightings and targets in long-term plans to reflect the value creation framework Focus on effectiveness and transparency of disclosures and reporting Committee activities Executive remuneration and incentive plans — Approving the 2024 AIP outcome and the 2022 PSP awards vesting outcome. — Approving the 2025 AIP and PSP targets, including the IBOs. — Approving the 2026 AIP and PSP measures. — Approving 2025 and 2026 remuneration arrangements for the members of the Executive Team, including the Executive Directors, and the Company Secretary. — Reviewing the Directors’ Remuneration Policy and the competitive pay positioning of the Executive Directors. Stakeholder engagement — Considering shareholder feedback on the 2024 Directors’ Remuneration Report and the outcomes of the 2025 AGM. — Considering and approving the 2025 shareholder engagement timeline and materials. — Engaging with shareholders to discuss changes proposed to the Policy. — Discussing the workforce remuneration arrangements. Governance — Approving the final 2024 and draft 2025 Directors’ Remuneration Reports. — Approving the remuneration arrangements for the incoming and outgoing members of the Executive Team. — Approving the 2025 schedule of business. — Reviewing potential level of dilution resulting from operation of share plans. 80 Haleon Annual Report and Form 20-F 2025

Remuneration at a glance The current Directors’ Remuneration Policy (approved at the 2023 AGM) will apply until the 2026 AGM. The Committee is comfortable that the Policy operated as intended during 2025 and that the 2025 remuneration paid to Directors as set out below and within the Annual Report on Remuneration, was appropriate. As set out in the Letter from the Chair of the Remuneration Committee, a new Policy is being put forward at our 2026 AGM. Only minor changes are proposed, primarily to our approach to bonus deferral where the share ownership requirements are met. The new Directors’ Remuneration Policy is set out on pages 84–92. Summary of the application of the Directors’ Remuneration Policy in 2025 and 2026 Element 2025 2026 2027 2028 2029 2030 Application for 2025 Application for 2026 (in line with the new Policy) Base Salary 2025 base salaries: — CEO: £1,351,969 — CFO: £755,550 2026 base salaries: — CEO: £1,395,232 (+3.2%) — CFO: £779,728 (+3.2%) Benefits Benefits operated in line with the Policy Benefits will operate in line with the Policy Pension arrangements Employer contributions: — CEO: 7% of salary — CFO: 7% of salary No change Annual Incentive Plan (AIP) Deferral period Maximum AIP opportunities: — CEO: 200% of salary — CFO: 200% of salary No change to AIP opportunities. 2025 performance measures: — 40% Organic revenue growth — 40% Organic operating profit growth — 20% IBOs 2026 performance measures: — 50% Organic revenue growth — 30% Organic operating profit growth — 20% IBOs 50% of any AIP earned is deferred for three years 50% of any AIP earned is deferred for three years, until the share ownership requirement is met Performance Share Plan (PSP) Vesting period Holding period PSP award levels: — CEO: 450% of salary — CFO: 350% of salary No change to PSP award levels 2025 performance measures: — 50% Cumulative free cash flow — 30% Adjusted diluted EPS growth — 20% Organic operating margin improvement — ESG qualifier No change to 2026 performance measures or ESG qualifier Share ownership requirements Share ownership requirements: — CEO: 450% of salary — CFO: 350% of salary No change Corporate Governance Haleon Annual Report and Form 20-F 2025 81 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

What performance means for Executive Directors’ pay in 2025 At Haleon, remuneration packages are designed to ensure strong alignment between pay and performance. The Committee considers performance to have been appropriately reflected in the incentive outcomes, as set out in the Annual Report on Remuneration from page 93. At a Glance – Executive Director remuneration elements Salary Pension and other benefits Annual Incentive Plan Bonus may be deferred into shares for three years Performance Share Plan Long Term Variable Short Term Fixed + + + + = Total remuneration 2025 AIP outcome The AIP outcomes were 47.7% of maximum for the CEO and 46.9% of maximum for the CFO. 46.9% CEO 47.7% CFO 2023–25 PSP vesting outcome 2023–25 Haleon PSP awards will vest in March 2026 at 82% of maximum, in line with performance against the cumulative free cash flow, net debt/adjusted EBITDA targets and ESG qualifier. 82% CEO 82% CFO Note: Dawn Allen, Chief Financial Officer, joined Haleon in November 2024 and was granted a buyout award vesting in June 2026 linked to the 2023-25 PSP performance conditions. 2025 remuneration received by Executive Directors The charts below show the potential maximum levels of remuneration which could be received by the CEO and the CFO under the Policy, as well as actual remuneration received in respect of 2025. 19% 16% 65% 15% 27% 58% 31% £8,230,000 £10,152,000 52% £3,056,000 17% £4,900,000 27% 23% 50% CEO Actual CEO Maximum CFO Actual CFO Maximum Fixed pay Annual Incentive Plan (AIP) Performance Share Plan (PSP)/buyout Note: CFO Actual includes buyout awards disclosed in the 2025 single figure table. Shareholding of Executive Directors compared to requirements Current shareholding Shareholding requirement CEO Current shareholding Shareholding requirement CFO 450% 350% 490% 91% Shares held as % of salary (actual, incl. beneficially owned shares and unvested DABP shares net-of-tax) Shares held as % of salary (requirement) Malus and clawback The Committee may apply malus and clawback any time prior to the second anniversary of the date the cash element of an annual bonus is paid, or a share award vests. These periods have been determined to provide a reasonable time period to identify and remediate any relevant trigger events and broadly align with the post-vesting holding period and bonus deferral period. The Committee may invoke the malus and clawback policy provisions in circumstances such as a material misstatement of results; a failure of risk management resulting in material financial loss; an error or material misstatement which results in an overpayment (such as in the assessment of performance); a corporate failure of the Company; employee misconduct; or material reputational damage to the Company. The Company also operates a mandatory clawback policy that complies with the US Securities and Exchange Commission (SEC) requirements. In 2025 malus and clawback provisions were not used to reduce or recoup awards. Directors’ Remuneration Report continued 82 Haleon Annual Report and Form 20-F 2025

Link between incentive measures and strategy A combination of financial and non-financial measures have been chosen to ensure that executive remuneration is aligned with the key performance indicators (KPIs) used by the business to monitor performance against our strategic priorities. The table below sets out the incentive measures and weightings used in the 2025 AIP and 2025-27 PSP: KPI Weight AIP PSP Alignment to strategy Organic revenue growth 40% Key measure of growth Organic operating profit growth 40% Driving strong operating margin Free cash flow 50% A strategic KPI which provides the business with capacity to invest in the business, pay down debt and make shareholder returns. Adjusted diluted earnings per share 30% In the 2023 Annual Report we announced that from 2024 we will focus on adjusted diluted EPS growth at constant currency to ensure value creation across the business. Organic operating margin improvement 20% A focus on profitability, highlighting the importance of achieving margin improvement alongside top-line growth. Carbon reduction NA, qualifier A commitment to reduce our net Scope 1 and 2 carbon emissions by 100%, vs our 2020 baseline by 2030. Virgin petroleum-based packaging reduction NA, qualifier A commitment to reduce our use of virgin petroleum-based plastic by 10% by 2025, and a third by 2030, vs our 2022 baseline. Note: The 2023–25 PSP ESG qualifier included a measure based on recycle-ready packaging. From the 2024–26 PSP awards this was replaced by the measure based on reduction in virgin petroleum-based packaging as the external commitment on recycle-ready packaging runs to end of 2025. Further details of the performance measures for the 2025 AIP and PSP awards, and how they are aligned with the Company’s strategy and the creation of shareholder value, are set out on pages 94–96 of the Directors’ Remuneration Report. 2026 AIP and PSP performance measures aligned with the 2026 strategic KPIs are set out on pages 88, and 95–97 of this Directors’ Remuneration Report. Corporate Governance Haleon Annual Report and Form 20-F 2025 83 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

Directors’ Remuneration Policy This section sets outs the Directors’ Remuneration Policy (Policy) proposed for shareholders’ approval at the 2026 AGM. Subject to receiving shareholder approval, the Policy is intended to apply immediately from the 2026 AGM for three years to the end of the 2029 AGM. The Committee reserves the right to seek shareholders’ approval for a new policy during this period, depending on regulatory developments, changes to our strategy or competitive pressures. The Policy can be found on the Company’s website: www.haleon.com. Summary of changes to the Directors’ Remuneration Policy Remuneration element Summary of proposed Policy changes Annual Incentive Plan – deferral The standard bonus deferral rate will remain at 50% of any bonus earned for three years. However, where an Executive Director meets their shareholding requirement, the deferral requirement will be removed such that the bonus is delivered wholly in cash. This change is aligned with emerging market practice following the update to the Investment Association’s guidance. The Committee considered the strength of our Malus and clawback policy when approving this proposed change. Following a thorough assessment, it was determined that our policy adheres to the expectations set out in the UK Corporate Governance Code as well as industry best practice and is suitably robust. This includes requiring both the CEO and CFO to formally acknowledge and accept the terms of the Malus and clawback policy with each share award grant. In addition, having run scenario analysis the Committee determined that the proposals result in only a moderate change in the value subject to malus or clawback. Under the proposed Policy, deferred bonus awards will normally be granted over shares. However, the Policy permits deferred bonuses to be paid wholly in cash in respect of former Directors where awards are made after their termination date, or in exceptional circumstances. Performance Share Plan The current Policy permits only a straight-line payout from threshold to maximum performance. The proposed Policy will include the flexibility to set alternative payout curves if considered appropriate in future years. Directors’ Remuneration Policy table Fixed pay Element Base salary Purpose and link to strategy To attract, retain and develop key talent by being market competitive and rewarding ongoing contribution to role. Operation Base salaries for Executive Directors are set at a level appropriate to secure and retain the high calibre individuals needed to deliver Haleon’s strategic priorities. The individual’s role, experience and performance, and independently sourced data for relevant comparator groups, will be considered when determining salary levels. In line with market practice, the Committee will review Executive Directors’ base salaries annually. Should a new Executive Director have a base salary set below the previous incumbent’s level or below market level, the Committee reserves the right to make phased increases, which may be above the wider employee level, subject to the individual’s development in role. Opportunity There is no formal maximum limit and, ordinarily, salary increases will be broadly in line with the average increases for wider Haleon employees. However, increases may be higher to reflect a change in the scope of an individual’s role, responsibilities or experience. Salary adjustments may also reflect wider market conditions in the geography in which an individual operates. Directors’ Remuneration Report continued 84 Haleon Annual Report and Form 20-F 2025

Element Benefits Purpose and link to strategy To provide market-competitive and cost-effective benefits. Operation Executive Directors are eligible to receive benefits in line with the policy for other employees which may vary by location. These may include, but are not limited to: — private healthcare (including eligibility for the Executive Director’s spouse or partner and eligible dependent children); — life assurance/death in service benefit; — membership of a Group Income Protection plan; — personal tax and financial planning; — Directors’ and Officers’ liability insurance maintained by the Company; and — any contractual post-retirement benefits. Executive Directors can be entitled to a car travel benefit or car allowance and home security services. Other benefits include expenses properly incurred in the ordinary course of business, which are deemed to be taxable benefits on the individual. They also benefit from the indemnity provided by the Company in the form provided to all Directors. Executive Directors in the UK are also eligible to participate in any all-employee share schemes established by the Group, on the same terms as other employees. In line with the policy for other employees, Executive Directors may be eligible to receive overseas relocation allowances and international transfer-related benefits when appropriate. The Company covers any associated tax and social security contributions due on selected benefits. Opportunity There is no formal maximum. Benefit provision is tailored to reflect market practice in the geography in which the Executive Director is based, and different policies may apply if current or future Executive Directors are based in a different country. Pension Purpose and link to strategy To provide cost-effective, market-competitive post-retirement benefits. Operation The approach to pension arrangements for Executive Directors is in line with the broader workforce. Executive Directors are eligible to participate in the Group’s defined contribution pension plan or receive a cash allowance in lieu of employer’s pension contribution. Opportunity In the UK, employees contribute a core amount equal to 2% of their base salary. The Company contributes a core amount equal to 7% of their base salary and matches additional employee contributions up to 3% of their base salary. To the extent that any relevant cap on tax-advantaged contributions applies, or where the Executive Director does not participate in the Haleon pension plan, the proportion of the Company’s contribution of 7% of base salary not paid into that pension plan is paid to that Executive Director as a cash allowance. The maximum opportunity may change over time if the rate provided to the majority of the wider UK employee population changes. Fixed pay continued Corporate Governance Haleon Annual Report and Form 20-F 2025 85 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

Variable pay Element Annual Incentive Plan (AIP) Purpose and link to strategy To incentivise and recognise execution of the business strategy on an annual basis. Operation Performance measures, weightings and targets are set annually by the Remuneration Committee. Appropriately stretching targets are set by reference to the business plan and historical and projected performance for the Company. The level of award is determined with reference to Haleon’s overall financial and strategic performance and individual performance. Executive Directors are required to defer 50% of any bonus earned, normally into an award over Haleon Shares or Haleon ADSs under the Haleon plc Deferred Annual Bonus Plan (DABP), which will normally vest on the third anniversary of grant, subject to continued employment. Mandatory bonus deferral will no longer apply once the share ownership requirement has been met. DABP awards are eligible for dividend equivalent payments in respect of dividends that would have been paid on the shares or ADSs up to the date the awards vest. The Remuneration Committee may apply judgement in making appropriate adjustments to bonus outcomes (either up or down) to ensure they reflect underlying business performance. The proportion of any bonus satisfied in cash will be subject to the malus and clawback provisions. The period during which any cash award may be recovered will be two years from the date the relevant bonus is paid. The proportion of any bonus deferred into a DABP award will be subject to the leaver and malus and clawback provisions (see ‘Payment for loss of office’ and ‘Malus and clawback’ sections). Normally, 25% of the maximum bonus will be payable for threshold performance and 50% of the maximum bonus will be payable for on-target performance. Opportunity The maximum bonus opportunities for outstanding performance are 200% of salary. Performance measures Performance measures are based on a combination of financial targets (at least 50% of the AIP) and individual business objectives, with the weighting of measures determined by the Remuneration Committee each year according to business priorities. Performance is measured over one year. Performance Share Plan (PSP) Purpose and link to strategy To incentivise and recognise delivery of longer-term business priorities, financial growth and increases in shareholder value. Operation Under the PSP, awards may be granted in the form of conditional share awards or nil-cost options. These awards to Executive Directors are subject to performance conditions set by the Remuneration Committee. Awards are granted annually to Executive Directors under the PSP and normally have a three-year performance period and a further post-vesting two-year holding period. The Remuneration Committee may adjust the formulaic vesting outcome (either up or down) to ensure that the overall outcome reflects underlying business performance over the vesting period. Awards are eligible for dividend equivalent payments in respect of dividends that would have been paid on the shares or ADSs that vest under the PSP awards up to the date the awards vest. Awards will be subject to the leaver and malus and clawback provisions (see ‘Payment for loss of office’ and ‘Malus and clawback’ sections below). Normally, 25% of the award will vest if threshold level of performance is achieved. Normally, straight-line interpolation is applied for performance between threshold and maximum. The Committee has flexibility to determine the profile of the payout curve for each award. Opportunity The normal maximum awards that may be granted under the PSP in respect of any financial year are 450% of salary for the CEO and 350% of salary for the CFO. Performance measures Performance may be assessed against a combination of financial (at least 50%) and non-financial (including strategic and/or ESG-related) measures which are aligned to the Company’s strategic plan. The Remuneration Committee has discretion to amend the performance measures in exceptional circumstances if it considers it appropriate to do so, e.g. in cases of accounting policy changes, merger and acquisition activities or disposals. Any such amendments would be fully disclosed and explained in the following year’s Annual Report on Remuneration. Directors’ Remuneration Report continued 86 Haleon Annual Report and Form 20-F 2025

Share ownership requirements Element Purpose and link to strategy To align Executive Directors’ interests with those of shareholders. Operation Executive Directors are required, subject to personal circumstances, to build and maintain significant holdings of shares in the Company over time. The requirements for the CEO and CFO are 450% and 350% of salary respectively. Until the relevant share ownership requirements have been met, Executive Directors are required to hold all Haleon shares acquired under the PSP and/or DABP (net of income tax and National Insurance contributions). Executive Directors are required to comply with shareholding requirements for two years after departure, at a level equal to the lower of their shareholding requirement immediately prior to departure or their actual shareholding on departure. During this period, former Directors will be required to seek permission to deal from the Company Secretary, to ensure they comply with the requirement. In addition, the Company will collect annual affirmations from former Directors subject to the shareholding requirement to confirm that they remain compliant. Malus and clawback Element Purpose and link to strategy To align Executive Directors’ interests with those of shareholders and prevent payment for failure. Operation The Committee may apply malus and clawback at any time prior to the second anniversary of the date the cash element of an annual bonus is paid, or a share award vests. The Committee may only invoke these malus and clawback provisions in accordance with the Haleon malus and clawback policy from time to time, in circumstances such as a material misstatement of results; a failure of risk management resulting in material financial loss; an error or material misstatement which results in an overpayment (such as in the assessment of performance); a corporate failure of the Company; employee misconduct; or material reputational damage to the Company. Corporate Governance Haleon Annual Report and Form 20-F 2025 87 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

Notes to the policy table Approach to selecting performance measures Performance targets are set to be stretching, yet achievable, and take into account the Company’s strategic priorities and business environment. The Committee sets targets based on a range of reference points including the business plan, analysts’ consensus and historical and projected performance for the Company. A combination of financial and non-financial measures has been chosen to ensure that executive remuneration is aligned with the key performance indicators we use as a business to monitor performance against our strategic priorities. The table below sets out incentive measures and weightings used in 2026: KPI Weight AIP PSP Alignment to strategy Organic revenue growth 50% Key measure of growth Organic operating profit growth 30% Driving strong operating margin Free cash flow 50% A strategic KPI which provides the business with capacity to invest in the business, pay down debt and make shareholder returns. Adjusted diluted earnings per share 30% In the 2023 Annual Report we announced that from 2024 we will focus on adjusted diluted EPS growth at constant currency to ensure value creation across the business. Organic operating margin improvement 20% A focus on profitability, highlighting the importance of achieving margin improvement alongside top-line growth. Carbon reduction NA, qualifier A commitment to reduce our net Scope 1 and 2 carbon emissions by 100%, vs our 2020 baseline by 2030. Virgin petroleum-based packaging reduction NA, qualifier A commitment to reduce our use of virgin petroleum-based plastic by 10% by 2025, and a third by 2030, vs our 2022 baseline. Note The 2023–25 PSP ESG qualifier included a measure based on recycle-ready packaging. From the 2024–26 PSP awards this was replaced by the measure based on reduction in virgin petroleum-based packaging as the external commitment on recycle-ready packaging runs to end of 2025. Further details of the performance measures under the 2025 and 2026 AIP and PSP awards, and how they are aligned with Company strategy and the creation of shareholder value, are set out on pages 94 to 97 of this Directors’ Remuneration Report. Differences in policy from the wider employee population The structure of the reward package for the wider employee population is based on the principle that it should be sufficient to attract and retain the best talent and be competitive within our broader industry, remunerating employees for their contribution linked to our holistic performance. It is driven by local market practice as well as level of seniority and accountability, reflecting the global nature of Haleon’s business. There is clear alignment in the pay structures for Executives and the wider employee population, in the way that remuneration principles are followed as well as the mechanics of the salary review process and incentive plan design, which are broadly consistent throughout the organisation. Most of the performance measures under the AIP and the PSP are the same for Executives and other eligible employees. Under Haleon’s policies, there is a strong focus on performance-based incentives, with appropriate levels of differentiation to ensure that reward is invested in the talent that will make the biggest contribution to the execution of Haleon’s strategy. Where possible, the Company also encourages employee share ownership through a number of share plans that allow employees to benefit from the Company’s success. The remuneration approach for Executive Directors is consistent with the reward package for members of the Executive Team and the senior management population. Generally speaking, a much higher proportion of total remuneration for Executive Directors is linked to business performance, compared to the rest of the employee population, so that remuneration will increase or decrease in line with business performance and to align the interests of Executive Directors and shareholders. Consideration of employment conditions elsewhere in the Company The Committee, along with setting the remuneration packages of Executive Directors, also has purview over the reward arrangements of the wider employee population. Although the Committee did not specifically consult employees when setting policy, employment conditions and remuneration arrangements applicable for the wider employee population are taken into account by the Committee when making decisions on executive remuneration (including workforce salary increases and bonus outcome). The Committee also considers the CEO pay ratio and the Haleon UK gender pay gap. Directors’ Remuneration Report continued 88 Haleon Annual Report and Form 20-F 2025

Projected total remuneration scenarios The charts below illustrate scenarios for the projected total remuneration of Executive Directors at four different levels of performance: minimum, target, maximum, and maximum including assumed share price appreciation of 50%. The impact of potential share price movements is excluded from the other three scenarios. These charts reflect projected remuneration for the 2026 financial year. 100% £1,628,000 23% 20% 15% 26% 12% 20% 68% 57% 59% £6,947,000 £10,697,000 £13,836,000 Minimum CEO Target Maximum Maximum including share price growth 100% £867,000 26% 23% 17% 30% 13% 24% 51% 53% 63% £3,353,000 £5,156,000 £6,520,000 Minimum CFO Target Maximum Maximum including share price growth Fixed pay AIP PSP Basis of calculation and assumptions: — The ‘Minimum’ scenario shows fixed remuneration only, i.e. base salary applicable from 1 April 2026, total value of taxable benefits for 2025, and the pension benefits to be accrued over the year ending 31 December 2026. These are the only elements of the Executive Directors’ remuneration packages that are not subject to performance conditions. — The ‘Target’ scenario shows fixed remuneration as above, plus a target payout under the AIP (50% of the maximum annual bonus) and mid-point performance vesting for long-term incentive awards at 62.5% of the maximum award. — The ‘Maximum’ scenario reflects fixed remuneration, plus full payout of annual and long-term incentives. — The ‘Maximum including share price growth’ scenario reflects fixed remuneration, plus full payout of annual and long-term incentives, including for the latter an assumed 50% share price appreciation over the performance period. Consideration of shareholder views The Committee greatly values the continued dialogue with Haleon’s shareholders and regularly engages with shareholders and representative bodies to take their views into account when setting and implementing the Company’s remuneration policies. In 2025, the Committee Chair reached out to the Company’s 20 largest shareholders to discuss proposed changes to the Directors’ Remuneration Policy and proposed 2026 incentive measures. Feedback provided by shareholders was considered by the Committee at its regular meetings and was taken into account in discussions on the 2025 and 2026 remuneration arrangements. The majority of our shareholders were supportive of the Company’s proposed approach to pay, and the Committee will continue to review this Policy to ensure it is fit for purpose. The Committee will consult major shareholders before making significant changes to the Policy. Annual shareholder engagement process June-July Committee review and determination of potential changes to policy or remuneration design. September-December Letter sent to major shareholders and proxy agencies setting out proposed amendments under consideration. September-February Consultation with major shareholders and proxy agencies on proposals. Committee discuss and agree final proposals. February-March Letter sent to major shareholders and proxy agencies to explain how feedback was considered, and setting out final proposals. March-May Annual Report, containing a description of any changes, is published, and a voting resolution put to shareholder vote at the AGM. Corporate Governance Haleon Annual Report and Form 20-F 2025 89 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

Recruitment policy The remuneration package of new Executive Directors (both external hires and internal promotions) will be determined on a case-by-case basis, in line with the provisions of this Directors’ Remuneration Policy. Element Approach Fixed pay Base salaries of new Executive Directors will be determined by the individuals’ role, experience, their existing remuneration package and independently sourced data for relevant comparator groups. Pension and benefits will be set in line with the policy in force for other Executive Directors. The Company may provide relocation support where appropriate. AIP The structure described in the Policy for other Executive Directors will apply to new appointees with the relevant maximum opportunity. PSP New appointees will be granted awards under the PSP on the same terms as other Executive Directors, as described in the Policy. The maximum level of award that may be offered for the year of recruitment is in line with the maximum award under the Policy. Buyout The Committee is mindful of the sensitivity relating to recruitment packages and, in particular, the ‘buying out’ of rights relating to previous employment. The intent is to seek to minimise such arrangements. However, in certain circumstances, the Committee may determine that such arrangements are in the best interests of the Company and its shareholders, and such arrangements will, where possible, be on a like-for-like basis with the forfeited remuneration terms. In doing so, the Committee will consider relevant factors including any performance conditions attached to these awards and the likelihood of those conditions being met. The aim of any such award would be to ensure that as far as possible, the expected value and the structure of the award will be no more generous than the amount forfeited. The Committee retains the discretion to rely on the exemption under the UK Listing Rule 9.3.2R to make such an award, or to utilise any other incentive plan operated by the Group. For the avoidance of doubt, buyout awards will be excluded from the maximum incentive opportunities stated above. Other elements The Committee reserves the right to make any remuneration payments notwithstanding that they are not in line with the policy set out above, where the terms of the payment were agreed at a time when the relevant individual was not a Director of the Company, or under a prior approved policy and, in the opinion of the Committee, the payment was not in consideration of the individual becoming a Director of the Company. For an overseas appointment, the Committee will have discretion to offer cost-effective benefits and pension provisions which reflect local market practice and relevant legislation. Payment for loss of office Element Approach Fixed pay The Company’s policy is that Executive Directors’ service contracts will not require the Company to give an executive more than 12 months’ notice without prior shareholder approval. In the event of termination, the Executive Directors’ service agreements provide for payments of base salary, pensions and benefits over the notice period or for immediate termination on making a payment (or phased payments) in lieu of notice equivalent to base salary only for the notice period (or the remainder of such period). The Company will have regard to the need to mitigate the costs for the Company, such that payments would be reduced or cease if departing Executive Directors secure alternative paid employment during the notice period. Notice (or payment in lieu) will not be payable in certain circumstances, including where an Executive Director is guilty of (i) wilfully neglecting their duties, or (ii) committing any serious or persistent breach of their service agreement or (iii) gross misconduct. AIP There is no contractual right to any bonus in the event of a notice of termination being given or received on or before the date on which the bonus would otherwise have been paid, although the Remuneration Committee may exercise its discretion to pay such a bonus, taking into account the time worked in the performance year and based on the individual’s contribution. PSP There is no contractual right to any long-term incentive award in the event of a notice of termination being given or received on or before the date on which the long-term incentive award would have been made, although the Remuneration Committee may exercise its discretion to make such an award, taking into account the time worked in the performance period and based on the individual’s contribution. Directors’ Remuneration Report continued 90 Haleon Annual Report and Form 20-F 2025

Element Approach Unvested DABP awards A DABP award will vest in full on the normal vesting date as if the participant had not ceased to be an employee or Director unless the Committee determines that the DABP award will vest in its entirety on a different date. If a participant leaves for gross misconduct or is summarily dismissed, any DABP awards they hold will immediately lapse. Unvested PSP awards PSP awards are governed by the plan rules. An unvested PSP award will usually lapse when a participant ceases to be an employee or Director. If, however, a participant ceases to be an employee or Director because of their death, ill-health, injury, disability, redundancy, retirement, the sale of the participant’s employing company or business out of the Company or in other circumstances at the discretion of the Committee (i.e. they leave as a ‘good leaver’), their PSP award will normally continue to vest (and be released) on the date when it would have vested (and been released) if they had not ceased to be an employee or Director subject to pro-rating for time, unless the Committee determines otherwise. The extent to which PSP awards vest in these circumstances will be determined by the Committee, taking into account the satisfaction of any performance conditions applicable to PSP awards measured over the original performance period. The Committee retains discretion, however, to allow the PSP award to vest (and be released) on the individual’s cessation of office or employment or such other date as it decides, taking into account any applicable performance conditions measured up to such point as it decides. Unless the Committee decides otherwise, the extent to which a PSP award vests will also take into account the proportion of the performance period (or, in the case of a PSP award not subject to performance conditions, the vesting period) which has elapsed on the cessation. If a participant ceases to be an employee or Director during a holding period in respect of a PSP award their PSP award will normally be released at the end of the holding period. Post-departure benefits Executive Directors can be provided certain benefits after departure for those who depart under good leaver provisions, in accordance with the terms of the policy. Benefits may include, but are not limited to, medical coverage, home security, tax return preparation assistance and legal expenses. Other Awards under the all-employee share plans will be treated in line with the plan rules. Where an Executive Director has been relocated as part of their employment, the Committee retains the discretion to pay the repatriation costs. This may include, but is not restricted to, airfare, accommodation, shipment, storage, utilities, and any tax and social security that may be due in respect of such benefits. Except in the case of gross misconduct or resignation, an Executive Director may also receive reasonable retirement gifts. The Committee retains the discretion to make payments (including professional and outplacement fees) in connection with an Executive Director’s cessation of office or employment. This may include payments that are made in good faith in discharge of an existing legal obligation (or by way of damages for breach of such an obligation) or by way of settlement of any claim arising in connection with the cessation of that Executive Director’s office or employment. Change of control In the event of a change of control, outstanding awards will be treated in line with the provisions set out in the respective plan rules. Payment for loss of office continued Corporate Governance Haleon Annual Report and Form 20-F 2025 91 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

Fees for Chair of the Board and Non-Executive Directors Element Details Purpose and link to strategy To provide fees at an appropriate level to attract individuals of the highest calibre with relevant experience to develop, monitor and oversee the Company’s strategy. Operation The fees for each Non-Executive Director and the Chair are reviewed annually (but with no obligation to increase them). Non-Executive Directors are not eligible to participate in any pension or share scheme operated by the Company or to receive any bonus. Additional fees may be payable to reflect additional Board responsibilities, such as committee chairship and membership, or the role of Senior Independent Director or Workforce Engagement Director. Each Non-Executive Director including the Chair is entitled to be reimbursed for reasonable and properly documented expenses necessarily incurred in the proper performance of their duties. Each Non-Executive Director and the Chair has the benefit of: — a personal accident insurance policy maintained by the Company; — Directors’ and Officers’ liability insurance maintained by the Company; and — the indemnity provided by the Company in the form provided to all Directors. The Company covers associated tax and social security contributions due on reimbursed expenses that are deemed taxable. Each Non-Executive Director and the Chair is subject to confidentiality undertakings and a non-compete restrictive covenant. Non-Executive Directors and the Chair are encouraged to build up a personal holding in the shares of the Company equal to the value of one year of their annual base fee. Opportunity When reviewing the level of fees, the assessment will normally consider whether, individually and in aggregate, they remain competitive and appropriate in light of changes in roles, responsibilities and/or time commitment of the Non-Executive Directors, and to ensure that individuals of the appropriate calibre are retained or appointed. Directors’ Remuneration Report continued 92 Haleon Annual Report and Form 20-F 2025

Annual Report on Remuneration Planned implementation for 2026 Content within a box indicates that all the information in the panel is planned for implementation in 2026. ‘Single figure’ of remuneration — Executive Directors The following table shows a single total figure of remuneration for each Executive Director in respect of qualifying services for the 2025 and 2024 financial years. £000 Brian McNamara 2025 Brian McNamara 2024 Dawn Allen 2025 Dawn Allen 20245 Salary 1,341 1,292 749 133 Benefits 135 122 33 15 Pension 94 90 52 9 Total fixed remuneration 1,570 1,504 834 157 AIP1 1,290 1,520 709 150 PSP2,3 5,370 6,208 – – Other4 – – 1,513 2,127 Total variable remuneration 6,660 7,728 2,222 2,277 Total remuneration6 8,230 9,232 3,056 2,434 1. The value of the 2025 AIP includes both the cash (50% of the AIP) and deferred portion (50% of the AIP). The deferred portion of the bonus is subject to malus and clawback in accordance with the malus and clawback policy, but no further performance conditions. 2. 2024 column shows the 2022-24 PSP awards which vested in March 2025. The value of awards has been restated to show the actual share price at vesting of £3.87 and includes the accumulated dividends delivered in the form of shares. Due to the share price appreciation over the vesting period, the value of the 2022-24 PSP award is higher than the value at grant by £1,750,613 for Brian McNamara. No discretion has been exercised as a result of the share price change. 3. 2025 column shows the value of the 2023–25 PSP awards which will vest in March 2026 calculated based on the average share price over the last three months of 2025 of £3.59. The actual value of vesting PSP awards, based on the share price on the vesting date will be shown in the 2026 Directors’ Remuneration Report. Due to the share price appreciation over the vesting period, the estimated value of the 2023–25 PSP award is higher than the value at grant by £507,232 for Brian McNamara. The value of Tobias Hestler’s 2023–25 PSP award, as well as the amount attributable to share price appreciation, are disclosed under ‘payments to past Directors’ on page 97 of this Report. No discretion has been exercised as a result of the share price change. 4. Other remuneration for Dawn Allen in 2024 and 2025 includes cash awards as well as share awards with and without performance conditions made on appointment. These awards were made to compensate the value foregone on termination of her employment with Tate & Lyle. The full details of appointment awards were disclosed in the 2024 Annual Report. The details of the PSP award that vested in June 2025 are set out on page 96 of this Report. The value of this award is calculated using share price on the vesting date (£3.76). The amount attributable to share price appreciation in relation to this award is £3,218. In relation to Dawn’s buyout award vesting in June 2026 set out on page 96, due to the share price depreciation over the vesting period, the estimated value at vesting is lower than the value at grant by £40,384. 5. 2024 remuneration for Dawn Allen shows amounts paid in respect of the period of her employment (28 October – 31 December 2024). 6. Each remuneration element is rounded to the nearest £1,000, and totals reflect the sum of these rounded values. Salary Executive Directors received a 3.5% salary increase in April 2025 in line with the average increases awarded to the wider UK workforce. Executive Director Annual base salary as of 1 January 2025 Annual base salary as of 1 April 2025 Brian McNamara £1,306,250 £1,351,969 Dawn Allen £730,000 £755,550 2026 salaries In determining whether salary increases should be awarded to Executive Directors, the Committee carefully considered investors’ expectations, the external environment, company performance, salary increases for the wider workforce, personal performance and competitive market positioning against the FTSE 30 (excluding financial services) and large international FMCG companies peer groups1 .. The Committee approved a 2026 salary increase of 3.2% for the Executive Directors, in line with the wider UK workforce. Executive Director Annual base salary from 1 April 2026 % increase Brian McNamara £1,395,232 3.2% Dawn Allen £779,728 3.2% 1. In 2025 this group included Associated British Foods, AstraZeneca, Bayer, British American Tobacco, Burberry Group, Diageo, GSK, Heineken N.V., Imperial Brands, Reckitt Benckiser Group, Siemens Healthineers AG, Unilever and Vodafone Group. Benefits 2025 benefits for Executive Directors included family private healthcare, death in service, income protection, financial planning, car travel, reimbursement of business expenses deemed to be taxable benefits, and (for the CEO only) home security services. Executive Directors are eligible to participate in the HMRC approved Haleon Sharesave Plan and Share Reward Plan. 2026 benefits Benefits for 2026 remain in line with the Policy. Corporate Governance Haleon Annual Report and Form 20-F 2025 93 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

Pension Executive Directors receive pension contributions at the rate of 7% of annual base salary which can include contributions to the pension plan as well as cash allowances. Executive Directors do not participate in defined benefit pension plans. Executive Director Pension plan contributions Pension allowance Total 2025 pension contributions Brian McNamara £0 £93,838 £93,838 Dawn Allen £0 £52,441 £52,441 2026 Pension Pension for 2026 remains in line with the Policy and with the broader workforce. 2025 Annual Incentive Plan (AIP) awards 80% of the bonus opportunity is determined by financial performance and 20% is based upon the achievement of IBOs. The figures below represent the total 2025 AIP awards to be paid, including the portion payable in cash in 2026, and the 50% portion deferred into Haleon shares for a further three years to 2029, subject to continued employment and malus and clawback provisions. 2025 AIP outcome The AIP outcomes were 47.7% of maximum for the CEO and 46.9% of maximum for the CFO. Performance measure Threshold Target Maximum Outcome (% of max) Organic revenue growth (40%) 11.6% Organic operating profit growth (40%) 23.6% Individual business objectives (20%) Details of performance are set out to the right Brian McNamara 12.5% Dawn Allen 11.7% AIP award (% of maximum) 47.7% 46.9% AIP award (value) £1,289,778 £708,706 Achieved Following the change in accounting approach in 2024, Haleon now follows hyper-inflation standards, whereby inflation impacts above a threshold for specific countries are removed Actual 3.0% 2.5% 5.5% 8.5% 5.8% 9.8% 13.8% Actual 10.5% Directors’ Remuneration Report continued from both targets and actual outcomes. Given this change in approach and having considered wider business performance, there is no discretion applied to the formulaic result for the 2025 AIP outcome. Achievement of 2025 individual business objectives (IBOs) 20% of the Executive Directors’ 2025 AIP is linked to the achievement of IBOs which were focused on key strategic objectives. In addition to the objectives outlined, there is an expectation that the Executive Directors will each demonstrate the required high leadership standards and behaviours of the Company. The table below summarises performance against the key 2025 IBOs for the CEO and CFO: Brian McNamara Objective Description of performance Gross Margin Deliver Gross Margin outcome ahead of Business Plan target and deliver simplification outcomes — Gross margin performance of 64.2% was ahead of expectations, supported by a robust multi-year supply chain savings plan through simplifying SKUs formulations and packaging, providing funds to invest to drive growth. Operating Model Design an enterprise operating model for Haleon to fully realise the Win as One strategy as presented at the Capital Markets Day — Completed a comprehensive strategic review and designed a new category-led operating model, consolidating from three regions and 14 business units to six operating units. — All Executive Committee members in place and announced on 8 January 2026. Portfolio Review Carry out a strategic review of the portfolio and secure Board approval — During the year the CEO co-led a strategic review of the Group’s portfolio which was subsequently reviewed and approved by the Board. Recognising Brian’s performance during 2025, the Committee judged that 12.5% of a maximum of 20% attributable to IBOs was appropriate. Dawn Allen Objective Description of performance Gross Margin Deliver Gross Margin outcome ahead of Business Plan target and deliver simplification outcomes — Gross margin performance of 64.2% was ahead of expectations, supported by a robust multi-year supply chain savings plan through simplifying SKUs formulations and packaging, providing funds to invest to drive growth. Portfolio Review Carry out a strategic review of the portfolio and secure Board approval — During the year the CFO co-led a strategic review of the Group’s portfolio which was subsequently reviewed and approved by the Board. Productivity Drive overall productivity programmes to fuel growth — Completed previously announced £300m productivity programme and developed roadmap to drive future agility and efficiency across the organisation. Recognising Dawn’s performance during 2025, the Committee judged that 11.7% of a maximum of 20% attributable to IBOs was appropriate. 94 Haleon Annual Report and Form 20-F 2025

Deferral policy for the 2025 AIP In line with the Policy, 50% of the 2025 AIP awards (to be paid in March 2026) will be deferred for three years into conditional awards over Haleon shares, subject to continued employment and malus and clawback provisions. These deferred bonus awards are expected to be granted in March 2026 and will be disclosed in the 2026 Directors’ Remuneration Report. Deferred Annual Bonus Plan (DABP) awards in respect of the 2024 AIP made in 2025 The following table sets out details of the mandatory deferral into the DABP of 50% of the 2024 AIP awards made on 19 March 2025: Executive Director Type of award Nature of award Number of shares subject to award Grant price1 Face value at grant Brian McNamara DABP Conditional shares 194,833 3.90 £759,846 Dawn Allen DABP Conditional shares 19,198 3.90 £74,870 1. Grant price is calculated as the average closing share price over the three business days immediately preceding the grant date. 2026 AIP awards In line with the Policy, for 2026 the target and maximum AIP opportunities for our Executive Directors will be: Executive Director Target opportunity (% of salary) Maximum opportunity (% of salary) Brian McNamara 100% 200% Dawn Allen 100% 200% Performance will be based on Group financial performance targets aligned to the Group’s KPIs, as well as IBOs. The 2026 AIP measures will remain unchanged from 2025, however, as described on page 78, the weighting of the two financial measures will be rebalanced to strengthen the focus on growth. The 2026 AIP performance measures will be: Organic revenue growth (50%), Organic operating profit growth (30%) and Individual business objectives (20%). 2026 AIP targets are considered commercially sensitive and will be disclosed in the 2026 Annual Report. In line with the Policy, 50% of all 2026 AIP awards will be deferred for three years into conditional awards over Haleon shares, subject to continued employment, malus and clawback provisions. From 2026 Brian McNamara is expected to have reached his share ownership requirement, and, subject to this remaining the case, his 2026 AIP would not be subject to mandatory deferral. 2023–25 Performance Share Plan awards vesting The 2023–25 Haleon Performance Share Plan awards are due to vest in March 2026, by reference to the performance period ended on 31 December 2025. As disclosed in the 2023 Annual Report, performance measures for the awards were cumulative free cash flow (50%), net debt/ adjusted EBITDA (50%) and the ESG qualifier. 2023–25 PSP awards 2023–25 Haleon PSP awards will vest in March 2026 at 82% of maximum, in line with performance against the cumulative free cash flow, net debt/adjusted EBITDA targets and ESG qualifier. Performance measure Minimum Maximum Outcome (% of max) Cumulative free cash flow (50%) 50% Net debt/adjusted EBITDA (50%) 32% Carbon reduction (qualifier) At least 48% reduction in Scope 1 and 2 carbon emissions from the 2020 level. 55% Achieved Recycle-ready packaging (qualifier) At least 80% of packaging should be recycle-ready. 80% Achieved Gender representation (qualifier) At least 45% of leadership roles should be held by women. 46.8% Achieved PSP award (value) Dawn Allen: £1,000,440 Brian McNamara £5,369,537 Achieved Note: Dawn Allen, Chief Financial Officer, joined Haleon in November 2024 and was granted a buyout award vesting in June 2026 linked to the 2023-25 PSP performance conditions. Note: Straight-line interpolation is applied for performance between minimum and maximum. Note: Standard hyperinflation capping approach has been used when calculating the outcomes. This outcome includes an adjustment to exclude the impact of a change in the Company’s dividend policy. As the payment of higher dividends was considered to be in the best interests of shareholders and was not anticipated at the time targets were set, the Committee determined that it was appropriate to exclude the impact of this change from the vesting outcome. This adjustment increased the formulaic outcome by c.7% of the maximum opportunity. The Committee is satisfied that the vesting outcome is reflective of broader underlying business performance. The Committee also considered progress made during the performance period on carbon reduction, recycle-ready packaging and gender representation for the 2023–25 performance period when determining the vesting outcome. Actual £5.672bn £4,520bn £5,520bn 2.7x 2.3x Actual 2.49x Corporate Governance Haleon Annual Report and Form 20-F 2025 95 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

As all thresholds have been met and the Committee was satisfied that broader plans to meet Haleon’s responsible business commitments were on track (see page 15), no reduction was applied to the level of vesting shown below. Executive Director Number of shares awarded Dividend equivalents accrued over the performance period Type of award Percentage of the PSP award vesting Number of shares vesting Value of shares vesting1 Brian McNamara 1,741,487 84,971 Ordinary shares 82% 1,497,695 £5,369,537 Dawn Allen 334,272 6,029 Ordinary shares 82% 279,047 £1,000,440 1. The value of shares vesting is based on the average share price during last three months of 2025 at £3.59. Due to the share price appreciation over the vesting period, the estimated value of the 2023–25 PSP awards is higher than the value at grant by £507,232 for Brian McNamara and lower than the value at grant by £40,384 for Dawn Allen. The value of the PSP award that vested for Tobias Hestler is disclosed under ‘payments to past Directors’ on page 97 of this Report. Buyout award vested in June 2025 – Dawn Allen As described in the 2024 Annual Report, Dawn Allen was granted a PSP award which vested in June 2025 and was linked to the performance outcome of the original Tate & Lyle award. The vesting outcome of this award was 38%, as disclosed in the Tate & Lyle Annual Report. The resulting number of shares and value of award that vested for Dawn Allen is set out in the table below. Executive Director Number of shares awarded Dividend equivalents accrued over the performance period Type of award Percentage of the PSP award vesting Number of shares vesting Value of shares vesting1 Dawn Allen 355,191 4,095 Ordinary shares 38% 136,529 £512,854 1. The value of shares vesting is based on the average share price during last three months of 2025 at £3.59. Performance Share Plan awards made in 2025 Brian McNamara was made an award with a face value of 450% of salary. Dawn Allen was made an award with a face value of 350% of salary. The following table sets out details of awards made in 2025: Executive Director Date of grant End of the performance period Type of award Nature of award Number of shares subject to award Grant price1 Face value at grant Brian McNamara 19 March 2025 31 December 2027 PSP Conditional shares 1,507,212 £3.90 £5,878,125 Dawn Allen 19 March 2025 31 December 2027 PSP Conditional shares 655,129 £3.90 £2,555,000 1. Grant price is calculated as the average closing share price over the three business days immediately preceding the grant date. Performance measures for the PSP awards granted in 2025 As disclosed in the 2024 Annual Report, performance measures for the 2025-27 PSP awards included cumulative free cash flow (50%), adjusted diluted EPS growth (30%) and organic operating margin improvement (20%). Measure Weighting Target ranges1 Minimum (25% vesting) Maximum (100% vesting)1 Cumulative free cash flow (Measured on a cumulative basis over the performance period 2025-27) 50% £5.345bn £6.545bn Adjusted diluted EPS growth (Measured as % growth on a cumulative basis over three years) 30% 8% p.a. 14% p.a. Organic operating margin improvement (Measured as bps improvement on a cumulative basis over three years) 20% +185 bps +355 bps 1. Straight-line interpolation is applied for performance between minimum and maximum. An ESG qualifier is also included within the 2025 PSP design, to reflect commitments that the Company has made on carbon reduction and the use of plastic. Haleon is committed to being an inclusive organisation that represents the consumers and communities who rely on our brands. This commitment has not changed, however to ensure continued compliance with requirements in countries in which we operate we have modified the ESG qualifier to remove the gender representation threshold from 2025 PSP awards. The Committee will keep this decision under review. At the end of the performance period, if any of the thresholds are missed, a reduction in the level of vesting of 10% could be applied for each missed threshold. In addition, if the metrics are static or go backwards compared to the 2024 baseline, a 25% reduction in the level of vesting could be applied for each measure (i.e. a potential overall reduction of up to 50%). The ESG qualifier thresholds for the 2025 PSP are as follows: Measure Threshold Carbon reduction (Measured for 12 months to November 2027) At least 59% reduction in Scope 1 and 2 carbon emissions Reduction in virgin petroleum-based packaging (Measured for 12 months to June 2027) At least 15% reduction in virgin petroleum-based packaging In determining the vesting levels and any adjustment which should apply, the Committee will also consider wider factors, including whether broader plans to meet Haleon’s responsible business commitments are on track. The Committee will consider all applicable legal and regulatory requirements when making its decision. Directors’ Remuneration Report continued 96 Haleon Annual Report and Form 20-F 2025

Performance Share Plan awards to be made in 2026 Brian McNamara and Dawn Allen will be granted awards with a face value of 450% of salary and 350% of salary respectively. Performance measures for the 2026–28 PSP awards Measure Weighting Target ranges1 Minimum (25% vesting) Maximum (100% vesting) Cumulative free cash flow (Measured on a cumulative basis over the performance period 2026–28) 50% £5.330bn £6.530bn Adjusted diluted EPS growth (Measured as % growth on a cumulative basis over three years) 30% 8% p.a. 14% p.a. Organic operating margin improvement (Measured as bps improvement on a cumulative basis over three years) 20% +265bps +435bps 1. Straight-line interpolation is applied for performance between minimum and maximum. The Committee reviews the mix of measures in incentives on an annual basis and will continue to consider whether the performance measures remain aligned with our strategic priorities. An ESG qualifier is also included within the 2026 PSP design, to reflect commitments that the Company has made on carbon reduction and the use of plastic. At the end of the performance period, if either of the thresholds are missed, a reduction in the level of vesting of 10% could be applied for each missed threshold. In addition, if the metrics are static or go backwards compared to the 2025 baseline, a 25% reduction in the level of vesting could be applied for each measure (i.e. a potential overall reduction of up to 50%). The ESG qualifier thresholds for the 2026–28 PSP are as follows: Measure Threshold Carbon reduction (Measured for 12 months to November 2028) At least 68% reduction in Scope 1 and 2 carbon emissions Reduction in virgin petroleum-based packaging (Measured for 12 months to June 2028) At least 20% reduction in virgin petroleum-based packaging In determining the vesting levels and any adjustment which should apply, the Committee will also consider wider factors, including whether broader plans to meet Haleon’s responsible business commitments are on track. Payments for loss of office There were no payments for loss of office during 2025. Payments to past Directors On 1 November 2024, Tobias Hestler stepped down from his position as the CFO. His remuneration arrangements on termination were disclosed in the 2024 Annual Report. The table below provides a summary of his termination payments: Element Value Payment in lieu of notice £226,953 Benefits £100 The following table shows the details of vesting of his 2023–25 PSP award which was pro-rated for the time that he was employed. Performance targets and assessment are presented on pages 95 and 96 of this Report. Executive Director Number of shares awarded Dividend equivalents accrued over the performance period Type of award Percentage of the PSP award vesting Number of shares vesting Value of shares vesting1 Tobias Hestler1 758,514 31,230 Ordinary shares 82% 384,064 £1,376,945 1. 2023–25 PSP awards were pro-rated by reference to the vesting period for all eligible early leavers. As Tobias Hestler remained employed until 31 December 2024, his award was pro-rated to 59%. The value of shares vesting is based on the average share price during the last three months of 2025 of £3.59. Due to the share price appreciation over the vesting period, the estimated value per share of the 2023-25 PSP awards is higher than the value per share at grant by £131,025 for Tobias Hestler. Total shareholder return (TSR) The chart shows the monthly value, from the time of demerger to 31 December 2025, of a notional sum of £100 invested in Haleon shares on 18 July 2022, compared to £100 invested in the FTSE 100 on the same date. The FTSE 100 Index was chosen as the comparator because the Company is a constituent of this index. Haleon PLC Jul 22 Jan 23 Jul 23 Jan 24 Jul 24 Jan 25 Jul 25 Jan 26 TSR (Rebased to 100) 60 80 100 120 140 160 FTSE 100 Large international FMCG companies Note: To provide shareholders with additional context, the chart also shows a bespoke group of large international FMCG companies: Diageo, AstraZeneca, GSK, British American Tobacco, Vodafone Group, Imperial Brands, Danone S.A., Heineken N.V., Burberry Group, Associated British Foods, L’Oréal S.A., Pernod Ricard SA, Sanofi and Siemens Healthineers AG. Corporate Governance Haleon Annual Report and Form 20-F 2025 97 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

Chief Executive Officer — historical remuneration information The table below shows the remuneration of the Chief Executive Officer in place at the time over the same period. Year 2022 2023 2024 2025 Chief Executive Officer Brian McNamara Brian McNamara Brian McNamara Brian McNamara Single figure of total remuneration (£’000)1 2,294 5,823 9,062 8,230 AIP outcome (% of maximum)2 72% 75% 58% 48% PSP vesting (% of maximum)3 n/a 81% 76% 82% 1. Pre-demerger remuneration for Brian McNamara was set in US Dollars and has been converted to GBP in the table above, using the average 2022 exchange rate of 1.24. 2. 2022 AIP value has been pro-rated for the period between Director’s appointment (23 May 2022) and the end of the financial year (31 December 2022). 3. There were no PSP awards vesting in 2022. Relative importance of spend on pay The table below sets out the amounts payable in respect of 2024 and 2025 on all-employee pay and dividends: Year 2024 2025 % change Total staff costs1 £2,170m £2,035m -6% Dividends2 £570m £612m 7% 1. Total staff costs are presented in line with Note 7 to the Financial Statements. 2. Dividends are presented in line with Note 10 to the Financial Statements. Chief Executive Officer’s pay compared with employee pay The table below compares the CEO’s ‘single figure’ of total remuneration to that received by three representative UK employees in 2025, 2024, 2023 and 2022. The total remuneration for each quartile employee, and the salary component within this, are also outlined below. Year Method4 25th percentile pay ratio Median pay ratio 75th percentile pay ratio 2025 Option B 131:1 76:1 52:1 20241 Option B 144:1 84:1 63:1 20232 Option B 94:1 51:1 38:1 20223 Option B 64:1 32:1 24:1 1. 2024 CEO single figure has been recalculated based on the restated value of the 2022-24 PSP award at vesting. 2. 2023 CEO single figure includes the value of the PSP Refill award which was made to compensate the value foregone on early vesting of the GSK award. This award vested in March 2024. 3. 2022 CEO single figure does not include any long-term incentive component as the first Haleon PSP award was made to the CEO in 2022. The total 2022 remuneration for employees is based on earnings between 23 May 2022 and 31 December 2022 and the 2022 bonus pro-rated for that period. 4. See Methodology below. Year 25th percentile £000 Median £000 75th percentile £000 2025 salary 49 66 99 2025 total remuneration 63 108 159 Methodology In line with the approach taken in previous years, we have chosen to use Option B as our preferred methodology to calculate the CEO pay ratio. Given the complexity of the pay arrangements for different categories of UK employees at Haleon, this approach allows us to leverage the existing gender pay gap calculations and thus presents a practical and efficient approach, using robust and meaningful data that is representative of the remuneration levels for UK employees. The Company used data from the 2025 UK gender pay gap calculation to determine employees positioned at each pay quartile and excluded those employees who left the Company before 31 December 2025. Remuneration was calculated in line with the methodology used to determine the single total figure of remuneration for the CEO, as presented in this Report. Remuneration figures are determined with reference to the financial year ending on 31 December 2025. The remuneration covers salary, benefits and pension contributions, bonus in respect of 2025 which will be paid in March 2026 and share awards without performance conditions granted in 2025. No components were omitted from the calculation and no adjustments were made to any of the pay elements. Where required, actual remuneration was converted into a full-time equivalent by pro-rating earnings to reflect full-time contractual working hours. The Committee determined that the identified employees are reasonably representative of the pay quartiles, since the structure of their remuneration arrangements is in line with that of the majority of employees in the UK. The Committee believes that the median pay ratio for the 2025 financial year is consistent with the pay, reward and progression policies for the Company’s UK employees. The change in the CEO pay ratio between 2022 and 2023 is primarily attributed to the vesting of the Haleon PSP Refill award that was made to compensate the proportion of GSK awards that lapsed on demerger awards for the CEO whereas the 2022 single figure of remuneration did not include any long-term incentive awards. The change between 2023 and 2024 reflects the vesting of the first full cycle of the Haleon PSP for the CEO. The change between 2024 and 2025 is primarily attributable to a change in the share price used to value the PSP award which is included in the single figure table for the CEO. Directors’ Remuneration Report continued 98 Haleon Annual Report and Form 20-F 2025

Percentage change in remuneration The table below sets out the change in remuneration for each Director between 2022 and 2025 compared to a wider UK employee comparator group: Change in 2023 against 2022 Change in 2024 against 2023 Change in 2025 against 202411 Salary/fees1 (% change) Benefits2 (% change) Bonus3 (% change) Salary/fees1 (% change) Benefits2 (% change) Bonus3 (% change) Salary/fees1 (% change) Benefits2 (% change) Bonus3 (% change) Executive Directors Brian McNamara 0% –52% 4% 4.5% –29% –19% 3.8% 11% -15% Tobias Hestler 0% 5% 8% 4.5% –11% –23% n/a n/a n/a Dawn Allen4 n/a n/a n/a n/a n/a n/a 463% 120% 372% Chair and Non-Executive Directors Sir Dave Lewis 0% 19% n/a 4.5% 208% n/a 4% -7% n/a Manvinder Singh (Vindi) Banga 0% –52% n/a 2.9% 116% n/a 3% -45% n/a Nancy Avila5 n/a n/a n/a n/a n/a n/a 209% n/a n/a Marie-Anne Aymerich 0% 191% n/a 3.4% –47% n/a 6% 180% n/a Bláthnaid Bergin6 n/a n/a n/a n/a n/a n/a n/a n/a n/a Tracy Clarke 0% –89% n/a 3.2% 306% n/a 3% 164% n/a Dame Vivienne Cox 0% –87% n/a 3.4% 490% n/a 3% -29% n/a David Denton7 n/a n/a n/a n/a n/a n/a n/a n/a n/a Asmita Dubey 0% –35% n/a 4.5% –73% n/a 4% 99% n/a Matt Shattock6 n/a n/a n/a n/a n/a n/a n/a n/a n/a Deirdre Mahlan7 0% 146% n/a 3.2% –84% n/a n/a n/a n/a Alan Stewart5 n/a n/a n/a n/a n/a n/a 230% 301% n/a Bryan Supran7 n/a –43% n/a n/a –96% n/a n/a 382% n/a John Young8 0% –11% n/a n/a n/a n/a n/a n/a n/a Average for all UK employees9,10 6% 35% 25% 4.5% 53% –29% 3.5% 0% -4% 1. Change in salary/fees for Directors in 2022/23 is shown as the change from the post-demerger annual rate of salary applicable for 2022 to the rate applicable for 2023. 2. Change in benefits for Directors in 2022/23 is shown as annualised value of post-demerger benefits for 2022 compared with the full value of benefits in 2023. 3. Change in bonus for the Executive Directors in 2022/23 is shown as the annualised value of the post-demerger 2022 AIP compared with the full value of the 2023 AIP. In 2023/24 change in bonus for Tobias Hestler is shown based on his full 2024 AIP, whereas the amount in the single figure table has been pro-rated to reflect him stepping down from the Board on 1 November 2024. 4. Dawn Allen joined the Board on 1 November 2024. Change in remuneration is presented based on the values reported in the single figure table, these values have not been annualised. 5. Nancy Avila and Alan Stewart joined the Board on 1 September 2024. Change in remuneration is based on the change in amounts as disclosed in the single figure table. 6. Bláthnaid Bergin joined the Board on 24 February 2025. Matt Shattock joined the Board on 1 June 2025. Change in remuneration is based on the change in amounts as disclosed in the single figure table. 7. Non-Executive Director fees for David Denton and Bryan Supran were waived. David Denton joined the Board with effect from 1 March 2023 and stepped down on 4 December 2024. Deirdre Mahlan stepped down from the Board on 1 October 2024. Bryan Supran stepped down from the Board on 25 February 2025. Change in remuneration is based on the change in amounts as disclosed in the single figure table. 8. John Young stepped down from the Board with effect from 28 February 2023 and Deirdre Mahlan stepped down from the Board on 1 October 2024. Change in remuneration is based on the change in amounts as disclosed in the single figure table. 9. Only a very small number of individuals are employed by the same entity as Directors. As the number of employees is fewer than five, data for this entity is not presented. Therefore, the table above shows a comparison to the average remuneration for all UK employees of Haleon. 10.Average change in salary for the UK employees is the average increase awarded to the UK workforce. Average change in benefits for the UK employees for 2022/23 represents a change in the medical benefit offering in the UK between 2022 and 2023 which resulted in an increase in the average monthly premium. Average change in benefits for the UK employees for 2023/24 represents an introduction of London travel allowance from August 2024 due to change in the office location. Average change in bonus for the UK employees for 2023/24 was restated based on the actual bonus data. Average change in bonus for the UK employees for 2024/25 is calculated as the change in the business multiplier between 2024 and 2025. 11. Average change in salary/fees, benefits and bonus for Directors for 2024/25 is presented based on the values reported in the single figure table. These values have not been annualised. Corporate Governance Haleon Annual Report and Form 20-F 2025 99 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

Consideration of workforce pay and approach to engagement The Board receives regular updates on employee engagement, including employee engagement survey results, with a detailed update presented annually. Workforce engagement is covered on page 69, which includes commentary on how the views of employees were considered by the Board. To ensure that the remuneration-related decisions are fair and appropriate, the Committee considered employees’ pay increases when determining the appropriate salary levels for the Executive Directors and fees for the Chair. In addition, the Committee was provided with an update on bonus outcomes for the wider employee population, which were taken into account to ensure that the bonus outcomes appropriately reflect business performance at all levels in the organisation. In 2025, the Workforce Engagement Director, Dame Vivienne Cox, conducted a series of meetings with various groups of employees. She covered the role of the Board and the Committee, setting out how the Remuneration Committee operates and how it considers wider workforce remuneration arrangements. The Directors’ Remuneration Policy is available on Haleon’s website, providing an opportunity to view and assess the remuneration structure which applies to the Board. The Company always welcomes employee feedback, and views on executive remuneration will be shared with the Committee. Remuneration Committee advisers During 2025, PwC was the independent remuneration adviser to the Committee, having been appointed by the Committee in August 2022. PwC is a member of the Remuneration Consultants’ Group and voluntarily operates under their code of conduct when providing advice on executive remuneration in the UK. PwC regularly meets with the Chair of the Committee without management present. The Committee is comfortable that the PwC engagement partner and team providing remuneration advice to the Committee do not have connections with Haleon or its individual Directors that may impair their independence and objectivity. The total fees paid to PwC for the provision of independent advice to the Committee in 2025 were £153,046 excluding VAT charged on a fixed fee as well as time and materials basis. During 2025, PwC also provided other services to Haleon entities, relating to tax advice, broader advisory support, controls, general management consultancy, cyber security, deals and transactions work . Remuneration advice is provided by an entirely separate team within PwC. Statement of voting at the Annual General Meeting (AGM) The Directors’ Remuneration Policy was approved by shareholders at the 2023 AGM and the 2024 Directors’ Remuneration Report was approved by shareholders at the 2025 AGM. Each of these resolutions received a significant vote in favour by shareholders and the Committee is grateful for this support and endorsement by our shareholders. The votes received were: Resolution For % Against % Withheld1 To approve the 2024 Directors’ Remuneration Report 7,428,243,215 98.73% 95,579,831 1.27% 59,533,076 To approve the Directors’ Remuneration Policy 7,728,166,817 98.19% 142,531,194 1.81% 35,150,085 1. ‘Vote withheld’ is not a vote in law and is not counted in the calculation of the votes ‘For’ or ‘Against’ a resolution. Directors’ service contracts and letters of appointment Brian McNamara’s and Dawn Allen’s service contracts, dated 9 May 2022 and 23 April 2024 respectively, are subject to a 12-month notice period and any payments for loss of office will be in line with the Directors’ Remuneration Policy. Executive Directors’ service contracts are available for inspection at the Company’s registered office and included as exhibits to this Annual Report and Form 20-F. The Non-Executive Directors and the Chair were each appointed by a letter of appointment for an initial term of three years, and either party may terminate the appointment on three months’ notice, or, if earlier, with the consent of the Board. All Non-Executive Directors are subject to annual re-election by shareholders at the AGM and there is no provision in their letters of appointment giving them a right to compensation upon early termination. 2025 Non-Executive Directors’ remuneration The Chair received an annual fee which was set at £757,103 per annum for 2025. The 2025 base fee for each other Non-Executive Director was £102,750 per annum. Bryan Supran’s fees for acting as a Non-Executive Director of Haleon plc were waived as he was a Pfizer employee. Additional fees payable in 2025 were as follows: — £50,000 per annum for the Senior Independent Director; — £30,000 per annum for the Workforce Engagement Director; — £40,000 per annum for chairing the Audit & Risk Committee; — £40,000 per annum for chairing the Remuneration Committee; and — £35,000 per annum for chairing the Environmental & Social Sustainability Committee. Directors’ Remuneration Report continued 100 Haleon Annual Report and Form 20-F 2025

2026 Non-Executive Directors’ remuneration As announced on 10 November 2025, Sir Dave Lewis stepped down as Chair of the Board effective 31 December 2025 and Vindi Banga succeeded Dave with effect from 1 January 2026. The Committee approved the fee level for our new Chair, Vindi Banga, set at a level in line with the previous incumbent. The 2026 base fees for the Chair will increase by 3.2% to £781,330 per annum from 1 April 2026. The Board reviewed the Non-Executive Directors’ fees and, at the recommendation of the Chair and the CEO, approved a 3.2% increase to the base fee for the Non-Executive Directors, bringing the 2026 base fee to £106,038 per annum. No other changes were made to the remuneration of the Non-Executive Directors. ‘Single figure’ of remuneration — Non-Executive Directors The table below shows the actual fees paid to our Non-Executive Directors in 2025 and 2024. Non-Executive Director1 2025 fees (£000) 2025 benefits (£000) 2025 total remuneration (£000) 2024 fees (£000) 2024 benefits (£000) 2024 total remuneration (£000) Sir Dave Lewis 751 16.2 767 724 17.4 741 Manvinder Singh (Vindi) Banga 152 0.7 153 148 1.3 149 Nancy Avila4 102 3.0 105 33 0.0 33 Marie-Anne Aymerich 136 4.5 141 128 1.6 130 Bláthnaid Bergin2 87 0.4 87 – – – Tracy Clarke 142 1.6 144 138 0.6 139 Dame Vivienne Cox 132 1.6 134 128 2.3 130 David Denton5 – – – 0 1.3 1 Asmita Dubey 102 1.0 103 98 0.5 99 Matt Shattock3 60 1.0 61 – – – Deirdre Mahlan6 – – – 104 2.3 106 Alan Stewart4 142 1.2 143 43 0.3 43 Bryan Supran7 0 1.4 1 0 0.3 0.3 1. Fees and total remuneration have been rounded to the nearest £1,000 for presentation purposes, and totals reflect the sum of these rounded values. 2. Bláthnaid Bergin joined the Board on 24 February 2025. 3. Matt Shattock joined the Board on 1 June 2025. 4. Nancy Avila and Alan Stewart joined the Board on 1 September 2024. 5. David Denton stepped down from the Board on 4 December 2024. 6. Deirdre Mahlan stepped down from the Board on 1 October 2024. 7. Bryan Supran stepped down from the Board on 25 February 2025. Corporate Governance Haleon Annual Report and Form 20-F 2025 101 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

Statement of Directors’ shareholding and share interests Total shareholding of Directors on 31 December 2025 is shown below. Director Shares beneficially owned1 Shares not subject to performance Options not subject to performance Shares subject to performance Total interest Share ownership as % of 2025 salary/fee2 Share ownership requirement met Chair Sir Dave Lewis 94,627 – – – 94,627 45% n/a Executive Brian McNamara 1,511,626 628,122 0 5,132,373 7,272,121 490% Yes Dawn Allen 180,252 19,544 0 1,374,467 1,574,263 91% No Non-Executive Directors Manvinder Singh (Vindi) Banga 329,800 – – – 329,800 1152% n/a Nancy Avila5 0 – – – 0 0% n/a Marie-Anne Aymerich 50,000 – – – 50,000 175% n/a Bláthnaid Bergin3 6,145 – – – 6,145 21% n/a Tracy Clarke 12,504 – – – 12,504 44% n/a Dame Vivienne Cox 0 – – – 0 0% n/a Asmita Dubey 15,424 – – – 15,424 54% n/a Matt Shattock4 0 – – – 0 0% n/a Alan Stewart5 34,513 – – – 34,513 121% n/a Bryan Supran6 50,000 – – – 50,000 175% n/a 1. Beneficial interest also includes shares held indirectly through Haleon ADSs and shares/ADSs held by connected persons. 2. Share ownership as % of 2025 salary/fee is based on the average share price over the last three months of 2025 of £3.59. Shares that count towards the requirement include beneficial holdings and unvested DABP shares on an after-tax basis. 3. Bláthnaid Bergin joined the Board on 24 February 2025. 4. Matt Shattock joined the Board on 1 June 2025. 5. Nancy Avila and Alan Stewart joined the Board on 1 September 2024. 6. Bryan Supran stepped down from the Board on 25 February 2025. No changes to Directors’ interests in ordinary shares or ADSs occurred between 31 December 2025 and 5 March 2026 (being the last practicable date). Non-Executive Directors, including the Chair, are encouraged to build up a personal holding in the shares of the Company equal to the value of one year of their annual base fee. Executive Directors are required to build up significant holdings of shares in Haleon (450% and 350% of salary for the CEO and CFO respectively). Until these requirements have been met, Executive Directors are required to hold all Haleon shares acquired under the Company’s share plans (net of income tax and National Insurance contributions). Executive Directors must comply with shareholding requirements for two years after leaving the Company, at a level equal to the lower of their shareholding requirement immediately prior to departure or their actual shareholding on departure. During this period, former Executive Directors will be required to seek permission to deal from the Company Secretary. Directors’ Remuneration Report continued 102 Haleon Annual Report and Form 20-F 2025

Additional disclosures Further information is provided on compensation and interests of Directors and senior management. For the purpose of this disclosure, this group includes the Executive and Non-Executive Directors and the Executive Team as at 31 December 2025. The following table sets out aggregate remuneration for this group for 2025. 2025 remuneration £000 Total compensation paid 22,776 Aggregate increase in accrued pension benefits (net of inflation) – Aggregate payments to defined contribution schemes 1,362 During 2025, members of this group were awarded shares and ADSs under the Company’s share plans, as set out in the table below. To align the interests of senior management with those of shareholders, Executive Directors and Executive Team members are required to build and maintain significant holdings of shares in Haleon over time. Awards Awards Dividend equivalents Shares ADSs Shares ADSs Performance Share Plan 6,589,017 244,400 111,412 1,554 Deferred Annual Bonus Plan 214,031 0 3,861 0 Share Value Plan1 195,617 405,911 0 0 Share Reward2 1,618 0 0 0 1. Executive Directors are not eligible to participate in the Share Value Plan. 2. See Note 26 to the Financial Statements for further details on the Share Reward Plan. At 5 March 2026 (being the latest practicable date), this group and persons closely associated with them had the following interests in shares and ADSs of the Company. Interests awarded under the various share plans are described in Note 26 to the Financial Statements, ‘Employee share schemes’ on page 161. Interests as at 5 March 2026 Shares ADSs Owned 2,892,604 348,174 Unexercised options 6,150 0 Deferred Annual Bonus Plan 647,666 0 Performance Share Plan 17,887,708 245,954 Share Value Plan1 637,217 405,911 Share Reward 2,278 0 1. Executive Directors are not eligible to be granted awards under the Share Value Plan. Corporate Governance Haleon Annual Report and Form 20-F 2025 103 Other Information Parent Company Financial Statements Consolidated Financial Statements Strategic Report

Compliance with the UK Corporate Governance Code The Board considers that the Company has applied the principles and complied fully with the provisions set out in the 2024 UK Corporate Governance Code (the Code) for the period from 1 January 2025 to 31 December 2025. An update on planning for the implementation of Provision 29 of the Code requiring the Board to make a disclosure in our 2026 Annual Report outlining the effectiveness of internal controls, including a declaration in relation to material internal controls is included on page 72. The table summarises how the principles of the Code have been applied throughout this period. It should be read in conjunction with the Strategic Report and Corporate Governance section, including the Directors’ Remuneration Report. See also our summary statement outlining differences between the Group’s UK corporate governance practices from those of US companies on page 193. The Code is published on the FRC website: www.frc.org.uk Code principle Page(s) Board leadership and company purpose A The Board performance review highlighted that the Board continues to operate effectively. This is attributed to the diverse and complementary expertise of the Directors, which promotes balanced decision-making focused on long-term sustainable success. Careful procedures manage conflicts of interest should they arise, including recusal from certain Board discussions where required. 60, 61, 64, 66, 67 B The Board has agreed the strategic direction of the Group and monitored the strategy, medium-term plans and evolution of the culture and values at its meetings during 2025. The Haleon Code of Conduct was updated in 2025 and training is annually completed by all Board Directors and employees. 65, 66 C The Board monitors performance and KPIs through regular updates, presentations and deep dives into key areas. It also oversees the effectiveness of the Group’s risk management framework. Regular reviews of the Company’s controls and risk management processes are performed by the Audit & Risk Committee. 65, 71 D Stakeholder engagement activities during the period included meetings with major institutional shareholders, shareholder representative bodies and employees (through the Workforce Engagement Director and employee engagement during local market visits). The AGM also provides the opportunity for the Board to engage directly with shareholders. 31, 32, 34, 69 E The Board received updates on policies and practices throughout the period. Any employee can raise matters of concern confidentially through the Speak Up programme which is overseen by the Audit & Risk Committee. 65, 71 Division of responsibilities F The Board performance review highlighted that the Chair led the Board effectively during 2025, demonstrating objective judgement and promoting a culture of openness and debate. 67 G There is an appropriate balance of Executive and Independent Non-Executive Directors. There is a clear division of responsibilities between the Chair and the Chief Executive Officer. 60, 61, 64 H The Non-Executive Directors have diverse backgrounds and skill sets. The Board performance review affirmed that all Non-Executive Directors are effective and devote appropriate time to their duties. The Chair meets regularly with Non-Executive Directors without Executive Directors present. 60, 61, 67 I The Chair and Company Secretary ensure the Board and its Committees receive timely, accurate and clear information to support their decision-making. 64, 67 Code principle Page(s) Composition, success and evaluation J Appointments to the Board are led by the Nominations & Governance Committee, who maintain clear succession plans for the Directors and Executive Committee members. Directors are subject to annual re-election at the AGM. 76, 77 K The Board skills matrix is maintained and reviewed by the Nominations & Governance Committee, which also reviews membership of Board Committees on a regular basis. 76, 77 L The Board performance review was conducted internally, and concluded that the Board operates effectively. The review confirmed that individual directors continue to contribute effectively. 67 Audit, risk and internal control M The Audit & Risk Committee is responsible for assessing the independence and effectiveness of the external auditor and the internal audit function. It has reviewed all of the Group’s published financial and narrative statements. 71 N The Board is satisfied that the Annual Report, taken as a whole, is fair, balanced and understandable. The viability and going concern statements specifically cover the Board’s assessment of the current and future prospects of the Group. 58, 71, 105, 178 O The Board and, as appropriate, the Audit & Risk Committee (in line with its Terms of Reference) has reviewed the principal risks, monitors risk appetite and oversees the internal control framework. 65, 72 Remuneration P The Remuneration Committee has developed a policy, aligned to Haleon’s purpose, values and clearly linked to delivery of Haleon’s long-term strategy, on Executive Director remuneration which will be submitted to shareholders for their approval at the 2026 AGM. 81 Q No Directors are involved in deciding their own remuneration outcomes. The Remuneration Committee followed a clear process while developing the Directors’ Remuneration Policy. 79, 80 R The Remuneration Committee exercises independent judgement and considers the application of discretion, permitted when determining the outcome of performance-related Executive remuneration. 79, 80, 86, 93, 94 104 Haleon Annual Report and Form 20-F 2025

Consolidated Financial Statements Haleon Annual Report and Form 20-F 2025 105 Other Information Parent Company Financial Statements Corporate Governance Strategic Report This page intentionally left blank

106 Haleon Annual Report and Form 20-F 2025 This page intentionally left blank

Consolidated Financial Statements Haleon Annual Report and Form 20-F 2025 107 Other Information Parent Company Financial Statements Corporate Governance Strategic Report This page intentionally left blank

108 Haleon Annual Report and Form 20-F 2025 This page intentionally left blank

Consolidated Financial Statements Haleon Annual Report and Form 20-F 2025 109 Other Information Parent Company Financial Statements Corporate Governance Strategic Report This page intentionally left blank

110 Haleon Annual Report and Form 20-F 2025 This page intentionally left blank

Consolidated Financial Statements Haleon Annual Report and Form 20-F 2025 111 Other Information Parent Company Financial Statements Corporate Governance Strategic Report This page intentionally left blank

112 Haleon Annual Report and Form 20-F 2025 This page intentionally left blank

Consolidated Financial Statements Haleon Annual Report and Form 20-F 2025 113 Other Information Parent Company Financial Statements Corporate Governance Strategic Report This page intentionally left blank

114 Haleon Annual Report and Form 20-F 2025 This page intentionally left blank

Consolidated Financial Statements Haleon Annual Report and Form 20-F 2025 115 Other Information Parent Company Financial Statements Corporate Governance Strategic Report This page intentionally left blank

116 Haleon Annual Report and Form 20-F 2025 This page intentionally left blank

Consolidated Financial Statements Haleon Annual Report and Form 20-F 2025 117 Other Information Parent Company Financial Statements Corporate Governance Strategic Report This page intentionally left blank

118 Haleon Annual Report and Form 20-F 2025 This page intentionally left blank

Consolidated Financial Statements Haleon Annual Report and Form 20-F 2025 119 Other Information Parent Company Financial Statements Corporate Governance Strategic Report Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors of Haleon plc: Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting We have audited the accompanying consolidated balance sheets of Haleon plc and subsidiaries (“the Company”) as of 31 December 2025 and 2024, the related Consolidated Income Statement, Statement of Comprehensive Income, Statement of Changes in Equity, and Cash Flow Statement for each of the years in the three-year period ended 31 December 2025 and the related notes (collectively, “the Consolidated Financial Statements”). We also have audited the Company’s internal control over financial reporting as of 31 December 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2025, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Basis for Opinions The Company’s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s Consolidated Financial Statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Consolidated Financial Statements included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of Consolidated Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the Consolidated Financial Statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

120 Haleon Annual Report and Form 20-F 2025 Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the Consolidated Financial Statements that was communicated or required to be communicated to the Audit & Risk Committee and that: (1) relates to accounts or disclosures that are material to the Consolidated Financial Statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Assessment of the recoverable amount for the Preparation-H intangible asset As discussed in Note 14 to the Consolidated Financial Statements, as of 31 December 2025, the Company has a £1,042m intangible asset related to its Preparation-H indefinite life brand. As discussed in Note 3, the Company performs impairment testing on an annual basis and whenever events or changes in circumstances indicate that a brand’s carrying value may exceed its recoverable amount. The recoverable amount utilised in the impairment test is estimated using a fair value less costs to sell model. We identified the assessment of the recoverable amount for the Preparation-H intangible asset as a critical audit matter. It required a high degree of auditor judgment, including the involvement of valuation specialists with specialised skills and knowledge, to evaluate the significant assumption, specifically the discount rate used to estimate the recoverable amount of the brand. We performed a sensitivity analysis to identify this significant assumption. Minor changes to the assumption used could have had a significant effect on the Company’s determination of the recoverable amount. The following are the primary procedures we performed to address this critical audit matter: — Evaluated the design and tested operating effectiveness of certain internal controls related to the indefinite life brands impairment process. This included the control over the development of the discount rate; — Performed sensitivity analysis on the discount rate to assess its impact on the Company’s determination of the fair value relative to the carrying value; and — Involved a valuation professional with specialised skills and knowledge who assisted in independently developing a range of discount rates using publicly available market data for comparable companies and comparing that range with the rate used by the Company. /s/ KPMG LLP We have served as the Company’s auditor since 2023. London, United Kingdom 13 March 2026 Report of Independent Registered Public Accounting Firm continued

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

Consolidated income statement

For the year ended

	Notes	31 December 2025 £m	31 December 2024 £m	31 December 2023 £m
Revenue	4	11,030	11,233	11,302
Cost of sales		(3,950)	(4,409)	(4,555)
Gross profit		7,080	6,824	6,747
Selling, general and administration		(4,364)	(4,452)	(4,413)
Research and development		(316)	(298)	(311)
Other operating income/(expense)	5	12	132	(27)
Operating profit	6	2,412	2,206	1,996
Finance income	8	78	82	34
Finance expense	8	(340)	(384)	(402)
Net finance costs		(262)	(302)	(368)

Net monetary gain arising from hyperinflationary economies		2	6	–
Profit before tax		2,152	1,910	1,628
Income tax	9	(472)	(435)	(517)
Profit after tax for the year		1,680	1,475	1,111
Profit attributable to shareholders of the Group		1,667	1,442	1,049
Profit attributable to non-controlling interests		13	33	62
Basic earnings per share (pence)	11	18.6	15.8	11.4
Diluted earnings per share (pence)	11	18.5	15.7	11.3

.

Haleon Annual Report and Form 20-F 2025	121

Consolidated statement of comprehensive income

For the year ended

	Notes	31 December 2025 £m	31 December 2024 £m	31 December 2023 £m
Profit after tax for the year		1,680	1,475	1,111
Other comprehensive (expenses)/income for the year
Items that may be subsequently reclassified to the income statement:
Exchange movements on overseas net assets	23	(246)	(132)	(420)
Exchange movements on overseas net assets of non-controlling interests	23	(1)	(2)	(7)
Fair value movements on cash flow hedges	25	21	(1)	8
Reclassification of cash flow hedges to the income statement	25	(38)	(33)	(23)
Related tax on items that may be subsequently reclassified to the income statement[1]	9	5	8	4
Total		(259)	(160)	(438)
Items that will not be reclassified to the income statement:
Remeasurement gains on defined benefit plan	20	38	19	5
Related tax on items that will not be reclassified to the income statement	9	(7)	(7)	1
Fair value movements on equity investments	25	(15)	–	–
Total		16	12	6
Other comprehensive (expenses)/income, net of tax for the year		(243)	(148)	(432)
Total comprehensive income, net of tax for the year		1,437	1,327	679
Total comprehensive income for the year attributable to:
Shareholders of the Group		1,425	1,296	624
Non-controlling interests		12	31	55

[1]	Includes tax on fair value movements on cash flow hedges of £(4)m (2024: £nil), netted off by tax on reclassification of cash flow hedges to the income statement of £9m (2024: £8m).

122	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

Consolidated balance sheet

as at

	Notes	31 December 2025 £m	31 December 2024 £m
Non-current assets
Property, plant and equipment	12	1,871	1,809
Right of use assets	13	126	112
Intangible assets	14	25,613	26,211
Other investments	27,25	67	82
Deferred tax assets	9	289	276
Post-employment benefit assets	20	68	36
Derivative financial instruments	25	9	–
Other non-current assets	16	37	71
Total non-current assets		28,080	28,597
Current assets
Inventories	15	1,025	1,190
Trade and other receivables	16	2,058	2,055
Cash and cash equivalents	17	1,324	2,250
Derivative financial instruments	25	78	130
Current tax receivables		65	93
Total current assets		4,550	5,718
Total assets		32,630	34,315
Current liabilities
Short-term borrowings	19	(836)	(1,487)
Trade and other payables	18	(3,730)	(3,705)
Other financial liability	27	–	(177)
Derivative financial instruments	25	(31)	(90)
Current tax payables		(267)	(235)
Short-term provisions	21	(69)	(118)
Total current liabilities		(4,933)	(5,812)
Non-current liabilities
Long-term borrowings	19	(7,773)	(8,640)
Deferred tax liabilities	9	(3,222)	(3,353)
Post-employment benefit obligations	20	(114)	(131)
Derivative financial instruments	25	(34)	(70)
Long-term provisions	21	(40)	(57)
Other non-current liabilities		(30)	(28)
Total non-current liabilities		(11,213)	(12,279)
Total liabilities		(16,146)	(18,091)
Net assets		16,484	16,224
Equity
Share capital	23	90	91
Other reserves	23	(11,512)	(11,197)
Retained earnings		27,847	27,272
Shareholders’ equity		16,425	16,166
Non-controlling interests		59	58
Total equity		16,484	16,224

The accompanying notes form part of these financial statements. The financial statements on pages 121 to 168 were approved by the Board of Directors and signed on its behalf by:

Dawn Allen

Chief Financial Officer

13 March 2026

Haleon Annual Report and Form 20-F 2025	⌂ 123

Consolidated statement of changes in equity

For the year ended

	Notes	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 1 January 2025		91	–	(11,197)	27,272	16,166	58	16,224
Profit after tax		–	–	–	1,667	1,667	13	1,680
Other comprehensive (expenses)/income		–	–	(273)	31	(242)	(1)	(243)
Total comprehensive (expenses)/income		–	–	(273)	1,698	1,425	12	1,437
Distributions to non-controlling interests		–	–	–	–	–	(11)	(11)
Dividends to equity shareholders	10	–	–	–	(612)	(612)	–	(612)
Share-based incentive plans	26	–	–	–	86	86	–	86
Tax on share-based incentive plans		–	–	–	5	5	–	5
Shares transferred to employees		–	–	108	(109)	(1)	–	(1)
Purchase of treasury shares		–	–	(151)	–	(151)	–	(151)
Repurchase of ordinary shares and capital reduction		(1)	–	1	(503)	(503)	–	(503)
Purchase of non-controlling interests	27	–	–	–	10	10	–	10
At 31 December 2025		90	–	(11,512)	27,847	16,425	59	16,484

124	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

	Notes	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 1 January 2024		92	–	(10,960)	27,474	16,606	123	16,729
Implementation of IAS 29 – Hyperinflation		–	–	–	9	9	–	9
At 1 January 2024 Restated		92	–	(10,960)	27,483	16,615	123	16,738
Profit after tax		–	–	–	1,442	1,442	33	1,475
Other comprehensive (expenses)/income		–	–	(158)	12	(146)	(2)	(148)
Total comprehensive (expenses)/income		–	–	(158)	1,454	1,296	31	1,327
Distributions to non-controlling interests		–	–	–	–	–	(79)	(79)
Dividends to equity shareholders	10	–	–	–	(570)	(570)	–	(570)
Share-based incentive plans	26	–	–	–	102	102	–	102
Tax on share-based incentive plans		–	–	–	2	2	–	2
Shares transferred to employees		–	–	41	(40)	1	–	1
Purchase of shares by employee benefit trusts		–	–	(5)	–	(5)	–	(5)
Purchase of treasury shares		–	–	(116)	–	(116)	–	(116)
Repurchase of ordinary shares and capital reduction		(1)	–	1	(503)	(503)	–	(503)
Purchase of non-controlling interests		–	–	–	(479)	(479)	(17)	(496)
Non-controlling interests purchase option	27	–	–	–	(177)	(177)	–	(177)
At 31 December 2024		91	–	(11,197)	27,272	16,166	58	16,224

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 1 January 2023	92	–	(10,491)	26,730	16,331	126	16,457
Profit after tax	–	–	–	1,049	1,049	62	1,111
Other comprehensive (expenses)/income	–	–	(431)	6	(425)	(7)	(432)
Total comprehensive (expenses)/income	–	–	(431)	1,055	624	55	679
Distributions to non-controlling interests	–	–	–	–	–	(58)	(58)
Dividends to equity shareholders	–	–	–	(388)	(388)	–	(388)
Share-based incentive plans	–	–	–	76	76	–	76
Tax on share-based incentive plans	–	–	–	1	1	–	1
Purchase of shares by employee benefit trusts	–	–	(38)	–	(38)	–	(38)
At 31 December 2023	92	–	(10,960)	27,474	16,606	123	16,729

Haleon Annual Report and Form 20-F 2025	⌂ 125

Consolidated cash flow statement

For the year ended

	Notes	31 December 2025 £m	31 December 2024 £m	31 December 2023 £m
Cash flows from operating activities
Profit after tax		1,680	1,475	1,111
Taxation charge	9	472	435	517
Net finance costs	8	262	302	368
Depreciation of property, plant and equipment and right of use assets	12, 13	240	225	201
Amortisation of intangible assets	14	120	99	108
Impairment and assets written off, net of reversals	4	47	192	200
(Gain)/Loss on sale of intangible assets, property, plant and equipment		–	(7)	12
Gain on sale of business	27	–	(121)	–
Share-based incentive plan expense	26	86	102	76
Other non-cash movements		(17)	(15)	(11)
(Decrease)/increase in pension and other provisions		(73)	1	70
Changes in working capital:
Decrease/(increase) in inventories		133	216	(131)
(Increase)/decrease in trade receivables		(65)	(312)	38
Increase in trade payables		125	158	112
Net change in other receivables and payables		63	144	(126)
Taxation paid		(439)	(593)	(445)
Net cash inflow from operating activities		2,634	2,301	2,100
Cash flows from investing activities
Purchase of property, plant and equipment		(322)	(250)	(234)
Purchase of intangible assets		(91)	(68)	(102)
Proceeds from sale of intangible assets	27	–	325	246
Purchase of business, net of cash acquired	27	–	–	(71)
Proceeds from sale of businesses	27	13	446	–
Increase in liquid investments		(6)	–	–
Interest received		60	75	27
Net cash (outflow)/inflow from investing activities		(346)	528	(134)
Cash flows from financing activities
Payment of lease liabilities	19	(60)	(60)	(55)
Interest paid		(357)	(360)	(404)
Dividends paid to shareholders	10	(612)	(570)	(388)
Purchase of non-controlling interests	27	(174)	(488)	–
Distributions to non-controlling interests		(11)	(79)	(58)
Repayment of borrowings	19	(1,352)	(562)	(553)
Proceeds from borrowings	19	46	1,214	–
Purchase of shares by employee benefit trust		–	(5)	(38)
Purchase of treasury shares		(151)	(116)	–
Share purchased for cancellation	23	(503)	(503)	–

	Notes	31 December 2025 £m	31 December 2024 £m	31 December 2023 £m
Other financing cash flows		31	(8)	(72)
Net cash outflow from financing activities		(3,143)	(1,537)	(1,568)

(Decrease)/Increase in cash and cash equivalents and bank overdrafts		(855)	1,292	398
Cash and cash equivalents and bank overdrafts at the beginning of the year		2,207	994	611
Exchange adjustments		(49)	(79)	(15)
(Decrease)/Increase in cash and cash equivalents and bank overdrafts		(855)	1,292	398
Cash and cash equivalents and bank overdrafts at the end of the year		1,303	2,207	994
Cash and cash equivalents and bank overdrafts at the end of the year comprise:
Cash and cash equivalents	17	1,324	2,250	1,044
Overdrafts		(21)	(43)	(50)
Cash and cash equivalents and bank overdrafts at the end of the year		1,303	2,207	994

126	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

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

This set of Consolidated Financial Statements have been prepared as if the Group had been in existence throughout all the periods presented by applying the principles of predecessor accounting in accordance with SEC Regulation C Rule 405 and IFRS although the actual legal transaction and corporate reorganisation occurred in July 2022. There was no economic change or event impacting the reporting entity because the business activities of the predecessor and successor remained identical and only the legal form and ownership allocation has changed. These consolidated financial statements were authorised for issue by the Board of Directors on 13 March 2026.

Accounting convention

The Consolidated Financial Statements are prepared on a historical cost basis unless otherwise indicated. The Consolidated Financial Statements are presented in Pound Sterling (GBP, £), the functional currency of the Company and presentation currency of the Group, and all values are denominated in millions of GBP (£m or £ million) unless stated otherwise.

Financial period

These Consolidated Financial Statements cover the financial year from 1 January 2025 to 31 December 2025, with comparative figures for the financial years from 1 January 2024 to 31 December 2024 and, where appropriate, from 1 January 2023 to 31 December 2023.

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

At 31 December 2025, the Group had cash and cash equivalents, net of bank overdrafts of £1,303m and undrawn credit facilities of £1,750m with an initial maturity date of August 2028. As a result, the Group’s Consolidated Financial Statements have been prepared on a going concern basis.

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

Transactions and balances between subsidiaries are eliminated and no profit before tax is recognised on sales between subsidiaries until the products are sold to customers outside the Group. Transactions with non-controlling interests are recorded directly in equity. Deferred tax relief on unrealised intra-group profit is accounted for only to the extent that it is considered recoverable. Refer to Note 29 ‘Subsidiaries’ for a list of the Group’s subsidiary undertakings.

Haleon Annual Report and Form 20-F 2025	127

Notes to the Consolidated Financial Statements continued

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

The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below:

Average rates:	2025	2024	2023
USD/£	1.31	1.28	1.24
Euro/£	1.17	1.18	1.15
CNY/£	9.44	9.19	8.81

Accounting for Argentina and Turkey as hyperinflationary economies

The Argentinian and Turkish economies are designated as hyperinflationary for accounting purposes. The Group has monitored the impact of inflation on its subsidiaries in these countries and does not believe that inflation had a material impact on the Group prior to 2024. As a result, application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ has been applied to the entities whose functional currency is the Argentinian Peso or Turkish Lira effective 1 January 2024.

The application of IAS 29 includes:

–	Adjusting historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date.
–	Adjusting the income statement for inflation during the reporting period.
–	Translating the income statement at the period end foreign exchange rate instead of an average rate.
–	Adjusting the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.

The main effects of applying IAS 29 on the Group Consolidated Financial Statements are:

–	Revenue and operating profit for the year ended 31 December 2025 decreased by £2m and £3m (31 December 2024: increased by £37m and £10m) respectively.
–

A net monetary gain arising from hyperinflationary economies of £2m (31 December 2024: £6m) was recorded in the income statement reflecting the impact of adjusting the historical cost of non-monetary assets and liabilities for inflation from 1 January 2025 to 31 December 2025.

128	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

Impact of climate change

In preparing these Consolidated Financial Statements we have considered the impact of climate change. The Group does not believe that there is a material impact on the financial reporting judgements and estimates arising from climate change in the short term and as a result the valuation of our assets and liabilities has not been significantly impacted by these risks as at 31 December 2025. In concluding, we specifically considered the impact of climate change on the following areas:

Financial statement area	Relevant climate-related risks	Relevant ESG targets	Relevant Note for further information
Property, plant and equipment	- Impact of extreme weather events on operations and supply chain. - Policy: carbon pricing.	- Carbon reduction. - Water neutrality at our manufacturing sites.	Note 12 ‘Property, plant and equipment’
Goodwill and intangible brands

- Impact of extreme weather events on operations and supply chain.

- Reduced availability and increased price volatility of raw materials due to chronic climate change.

- Policy: carbon pricing.

- Changing consumer preferences.

		- Carbon reduction. - Recycle-ready packaging. - Sustainably sourced and deforestation-free materials. - Reduced use of virgin petroleum-based plastic.	Note 14 ‘Intangible assets’
Inventory	- Reduced availability and increased price volatility of raw materials due to chronic climate change. - Policy: carbon pricing.	- Recycle-ready packaging. - Sustainably sourced and deforestation-free materials. - Reduced use of virgin petroleum-based plastic.	Note 15 ‘Inventories’
Going concern and viability	- Impact of extreme weather events on operations and supply chain.		Viability assessment

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

Product revenue is recognised when control of the goods is passed to the customer. The point at which control passes is determined by each customer arrangement but generally occurs on delivery to the customer.

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

Haleon Annual Report and Form 20-F 2025	129

Notes to the Consolidated Financial Statements continued

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

–

Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations, and income tax categories. Entities are also required to present a newly defined operating profit subtotal. Entities’ net profit will not change.

–	Management-defined performance measures (MPMs) are disclosed in a single note in the financial statements.
–	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group has established a cross-functional IFRS 18 working group which is currently working to identify all impacts, the amendments will have on the primary financial statements and notes to the financial statements. Where required changes have been identified, we have commenced system and reporting process changes. During 2026, further work will be undertaken to finalise the income statement structure, statement of cash flows, and MPM disclosures.

All new accounting standards, amendments to accounting standards and interpretations that have been published by the IASB, and are not effective for 31 December 2025 reporting periods, have not been early adopted by the Group. Other than IFRS 18, these standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods.

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

Indefinite life brands

Estimation of the recoverable amount of indefinite life brands requires significant estimates of the value of each brand. The Group reviews indefinite life brands for impairment at least annually or when there is an indication that the assets may be impaired. The recoverable amounts of indefinite life brands are estimated using the fair value less costs to sell methodology. These calculations use management’s estimates consistent with current budgets and plans that have been formally approved, assumptions of market participants and are based on discounted cash flow forecasts using estimated long-term growth rates. Refer to Note 14 ‘Intangible assets’ for further details about the Group’s indefinite life brands and sensitivity analysis of Preparation H. Nexium was reclassified from an indefinite life brand to a definite life brand during the year.

4.Segment information

Throughout 2025, the Group was organised into business units based on geographical areas and has three reportable segments:

–	North America.
–	Europe, Middle East, Africa and Latin America (EMEA & LatAm).
–	Asia Pacific (APAC).

No operating segments have been aggregated to form the above reportable operating segments.

Throughout 2025, the Group’s Commercial Operations Board, which consists of the CEO, CFO and other members of senior leadership, was the Chief Operating Decision Maker (CODM) who monitors the operating results of the Group’s reportable segments separately for the purpose of making decisions about resource allocation and performance assessment. The CODM used a measure of adjusted operating profit to assess the performance of the reportable segments. Adjusted operating profit is defined as operating profit less net amortisation and impairment of intangible assets, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others. The CODM did not review IFRS operating profit or total assets on a segment basis.

The composition of these geographical segments is reviewed on an annual basis. Analysis of revenue and adjusted operating profit by geographical segment is included below:

130	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

Revenue by segment

	2025 £m	2024 £m	2023 £m
North America	3,866	4,042	4,195
EMEA & LatAm	4,592	4,631	4,545
APAC	2,572	2,560	2,562
Group revenue	11,030	11,233	11,302

Transactions between Haleon’s geographical regions are carried out at arm’s length terms in accordance with appropriate transfer pricing rules and Organisation for Economic Cooperation and Development (OECD) principles.

Adjusted operating profit by segment

	2025 £m	2024 £m	2023 £m
Group operating profit	2,412	2,206	1,996
Reconciling items between Group operating profit and Group adjusted operating profit[1]	114	294	553
Total	2,526	2,500	2,549

North America	947	1,000	1,107
EMEA & LatAm	1,090	1,054	1,010
APAC	553	539	541
Corporate and other unallocated	(64)	(93)	(109)
Total	2,526	2,500	2,549

[1]	The reconciling items above include:
a)

Net amortisation and impairment of intangible assets of £60m (2024: £147m, 2023: £224m): amortisation and impairment of intangible assets, excluding computer software and impairment of goodwill net of reversals of impairment.

b)

Restructuring costs of £89m (2024: £214m, 2023: £169m): expenses related to business transformation activities where the plans are sufficiently detailed and well advanced, and where a valid expectation to those affected has been created.

c)	Disposals and others of £(35)m (2024: £(96)m; 2023: £38m): gains and losses on disposals of assets and businesses, tax indemnities related to business combinations and other items.

The primary products sold by each of the reportable segments consist of Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other and the product portfolio is consistent across the reportable segments.

During the year, the Group adopted a new structure for reporting revenue by market category. Compared to previous reporting, the new structure:

–	Splits out Digestive Health & Other into Digestive Health, and Therapeutic Skin Health and Other.
–	Smokers’ Health, which had previously been reported as part of Digestive Health & Other is now included in Respiratory Health.
–	There are no changes to other categories.

Revenue by market category

	2025 £m	2024[1] £m	2023[1] £m
Oral Health	3,461	3,312	3,136
Vitamins, Minerals and Supplements	1,685	1,696	1,640
Pain Relief	2,564	2,564	2,652
Respiratory Health	1,873	2,122	2,244
Digestive Health	987	1,029	1,012
Therapeutic Skin Health and Other	460	510	618
Group revenue	11,030	11,233	11,302

1 Following the change in market category structure announced on 1 May 2025, 2024 and 2023 figures have been restated.

Revenue attributable to the country of domicile and foreign countries with the most significant contribution to the Group’s revenue are included below:

Revenue by geography

	2025 £m	2024 £m	2023 £m
UK	374	384	381
US & Puerto Rico	3,468	3,616	3,755
China	999	987	966
Rest of the World	6,189	6,246	6,200
Group revenue	11,030	11,233	11,302

Other segmental information

	North America £m	EMEA & LatAm £m	APAC £m	Other reconciling items £m	Total £m
Year ended 31 December 2025
Depreciation and amortisation	91	149	51	69	360
Impairment charges	12	4	2	29	47
Impairment reversal	–	–	–	–	–

Year ended 31 December 2024
Depreciation and amortisation	91	144	53	36	324
Impairment charges	8	5	1	193	207
Impairment reversal	–	–	–	(15)	(15)

Year ended 31 December 2023
Depreciation and amortisation	97	124	49	39	309
Impairment charges	3	5	2	190	200
Impairment reversal	–	–	–	–	–

Haleon Annual Report and Form 20-F 2025	131

Notes to the Consolidated Financial Statements continued

Non-current assets attributable to the country of domicile and all foreign countries with significant non-current assets are included below:

	2025 £m	2024 £m	2023 £m
UK	302	334	405
US & Puerto Rico	7,177	7,523	7,622
Rest of the World	20,168	20,346	20,844
Non-current assets	27,647	28,203	28,871

Non-current assets by location exclude derivatives, other investments, deferred tax assets and post-employment benefit assets.

5.Other operating income/(expense)

Other operating income/expense includes income and expense from all other operating activities which are not related to the ordinary course of business of the Group, such as gains/losses from disposals and transaction-related costs.

In 2024, the Group recognised £121m gain on disposal of the Nicotine Replacement Therapy (NRT) business outside the US. Refer to Note 27 ‘Acquisitions and disposals’ for further details about the business disposal. In 2025, the Group recognised a further £12m gain in relation to the sale of the NRT business which took place in 2024.

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

Key expenses included in operating profit

	2025 £m	2024 £m	2023 £m
Advertising and promotion[1]	2,256	2,157	2,023
Distribution costs[1]	230	239	237
Separation and admission costs	–	30	120
Restructuring costs	89	214	169

[1]	Reported within selling, general and administration.

Separation and admission costs represent costs incurred in relation to and in connection with the separation and listing of the Group as a standalone business in 2022. Separation and admission costs are reported within cost of sales (2025: £nil, 2024: £1m, 2023: £4m) and the selling, general and administration expense (2025: £nil, 2024: £29m, 2023: £116m).

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

Restructuring costs in 2025, 2024 and 2023 mainly relate to business transformation activities associated with our programme to increase productivity and agility. Refer to Note 21 ‘Provisions’ for further details about the Group’s restructuring provisions.

A breakdown of the restructuring costs is included below:

	2025 £m	2024 £m	2023 £m
Cost of sales	55	123	26
Selling, general and administration, and other operating expenses	33	90	129
Research and development	1	1	14
Total	89	214	169

	2025 £m	2024 £m	2023 £m
Cash	54	146	168
Non-cash	35	68	1
Total	89	214	169

132	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

Fees payable to the Group’s auditors (and their associates) included in operating profit

In April 2023 KPMG LLP was appointed as external auditor for the Group. A fee breakdown for audit fee is shown in the table below.

		2025 £m	2024 £m	2023 £m
KPMG LLP	Audit of Group Consolidated Financial Statements	12	12	11
	Audit of the Company’s subsidiaries	5	5	5
	Audit services	17	17	16
	Other services[1]	1	2	1
Total		18	19	17

[1]	Other services provided by KPMG relate to permissible tax compliance and advisory services £0.5m (2024: £0.4m), other audit-related services £0.4m (2024: £1.5m) and other services £0.2m (2024: £0.2m).

7.Employees and remuneration of key management personnel

Employees

The average number of employees by individual geographical segment and the Group’s total employment costs are included below.

Average number of employees

	2025 '000	2024 '000	2023 '000
North America	4	4	5
EMEA & LatAm	12	13	12
APAC	8	7	7
Total	24	24	24

Aggregate remuneration of all employees including Directors

	2025 £m	2024 £m	2023 £m
Wages and salaries[1]	1,692	1,772	1,751
Social security costs	175	173	176
Pensions and other post-employment costs (Note 20)	25	29	26
Share-based incentive plans (Note 26)	95	117	88
Severance costs from integration and restructuring activities	48	79	108
Total	2,035	2,170	2,149

1Included in wages and salaries are costs in relation to defined contribution pension schemes, principally in the US and UK, of £62m (2024: £60m, 2023: £70m).

Remuneration of key management personnel

Key management personnel comprises the Executive Directors and the Executive Team. The compensation of key management personnel in respect of their services to the Group in aggregate was as follows:

Remuneration of key management personnel

	2025 £m	2024 £m	2023 £m
Wages and salaries	23	22	19
Social security costs	5	3	2
Defined contribution schemes	1	1	1
Share-based incentive plans	20	20	15
Non-executive directors fees	2	2	2
Total	51	48	39

The gain on the share awards exercised by Directors in 2025 amounted to £1.8m (2024: £0.1m, 2023: £nil). This gain reflects the increase in share price between the grant date and the release date.

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

Net finance costs

	2025 £m	2024 £m	2023 £m
Interest income on financial assets at amortised cost:
Cash and cash equivalents	57	65	25
Net gain on financial assets measured at fair value through profit or loss	21	17	7
Net gains and losses arising from:
Financial instruments mandatorily measured at fair value through profit or loss	–	–	(109)
Retranslation of loans and bonds	–	–	111
Total finance income	78	82	34
Interest expense arising on:
Financial liabilities at amortised cost	(340)	(389)	(409)
Reclassification of hedges from other comprehensive income	22	22	23
Net gains and losses arising from:
Financial instruments mandatorily measured at fair value through profit or loss	(50)	11	–
Retranslation of loans and bonds	50	(13)	–
Finance expense arising on lease liabilities	(7)	(5)	(5)
Other finance expense	(15)	(10)	(11)
Total finance expense	(340)	(384)	(402)
Net finance costs	(262)	(302)	(368)

Haleon Annual Report and Form 20-F 2025	133

Notes to the Consolidated Financial Statements continued

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

Where open tax matters exist, the ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of negotiations with the relevant tax authorities or, if necessary, litigation proceedings. At 31 December 2025, the Group had recognised provisions of £122m in respect of such uncertain tax positions (2024: £124m, 2023: £148m). Due to the number of uncertain tax positions held and the number of jurisdictions to which these relate, it is not practicable to give meaningful sensitivity estimates.

The Group recognises interest on late paid taxes as part of financing costs, and any penalties, if applicable, as part of the income tax expense.

Tax charged to the income statement

The major components of income tax expense are:

Taxation charge/(credit) based on profits for the period

	2025 £m	2024 £m	2023 £m
Current year charge	529	608	570
Charge in respect of prior periods	(20)	(62)	(31)
Pillar Two income tax	2	3	–
Total current taxation	511	549	539
Total deferred taxation	(39)	(114)	(22)
Total	472	435	517

The tax charge on the Group’s profit for the year can be reconciled from the standard rate of corporation tax in the UK of 25% (2024: 25%, 2023: 23.5%) as follows:

Reconciliation of the taxation rate on the Group’s profit

	2025 £m	2024 £m	2023 £m
Profit before tax	2,152	1,910	1,628
UK statutory rate of taxation of 25% (2024: 25%, 2023: 23.5%)	538	478	383
Differences in overseas taxation rates	(26)	(18)	(2)
Benefit of substance-based tax rulings	(7)	(5)	(21)
R&D tax credits	(8)	(6)	(6)
Tax losses not recognised	(4)	–	–
Permanent differences on disposals, acquisitions and transfers	–	(35)	155
Items non-deductible/taxable for tax purposes	43	64	55
Reassessment of prior year estimates	(2)	(50)	(65)
Changes in tax rates	(62)	7	18
Total tax charge	472	435	517

The Group has a substantial business presence in many countries around the world. The effect of overseas tax rates represents the tax impact on profits arising outside the UK that are then taxed at rates different to the statutory rate in the UK. In 2023, the impact was smaller due to a lower UK statutory rate of tax applicable in that year.

The tax effect of disposals, acquisitions and transfers can vary from the accounting profit or loss that arises. The credit recorded in 2024 relates to a business divestment, whilst the 2023 charge related to the deferred tax impact of intra-group transfers.

Items non-deductible/taxable for tax purposes include irrecoverable withholding taxes, charges on controlled foreign companies, as well as other costs that are not deductible for tax purposes.

The reassessment of prior year estimates includes settlements reached following conclusion of tax authority reviews, differences between final tax return submissions and liabilities accrued in the financial statements and the release of prior year uncertain tax positions. In 2023, this also included a one-off deferred tax credit of £37m.

134	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

The impact of changes in tax rates results from the revaluation of temporary differences due to a difference in applicable tax rates. In 2025, this primarily relates to changes in the blended rate of state tax that is applicable in the United States along with new legislation substantively enacted in Germany that progressively decreases the applicable tax rate from 2027. In 2023, this primarily related to new Cantonal legislation substantively enacted in Switzerland that increases the applicable tax rate from 2025.

Future tax charges, and therefore the effective tax rate, may be affected by factors such as acquisitions, disposals, restructurings, the location of research and development activity, tax regime reforms, agreements with tax authorities and resolution of open matters as the Group continues to bring its tax affairs up to date around the world.

In addition to the amounts charged to the income statement, tax of £3m has been credited directly to equity or through comprehensive income/(expense) (2024: £3m credit, 2023: £6m credit) of which a £3m credit (2024: £1m credit, 2023: £5m credit), is included in current tax and £nil (2024: £2m credit, 2023: £1m credit) is included in deferred tax. This principally relates to cash flow hedges, post-employment benefits and share based compensation.

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

The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in the Group’s assessment that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the reporting period date.

Deferred tax assets and liabilities comprise of:

	2025 £m	2024 £m
Deferred tax assets	289	276
Deferred tax liabilities	(3,222)	(3,353)
Total	(2,933)	(3,077)

Movement in deferred tax assets and liabilities

	Accelerated capital allowances £m	Intangibles £m	Pensions & other post-employment benefits £m	Tax losses £m	Intra-group profit £m	Other net temporary differences £m	Total £m
As at 1 January 2025	(93)	(3,474)	23	13	110	344	(3,077)
Hyperinflation adjustment	–	1	–	–	–	–	1
Exchange adjustments	4	110	(1)	(1)	1	(9)	104
(Charge)/credit to income statement	(13)	45	(2)	(3)	2	10	39
(Charge)/credit to statement of comprehensive income	–	–	(6)	–	–	5	(1)
Credit directly to equity	–	–	–	–	–	1	1
At 31 December 2025	(102)	(3,318)	14	9	113	351	(2,933)

	Accelerated capital allowances £m	Intangibles £m	Pensions & other post-employment benefits £m	Tax losses £m	Intra-group profit £m	Other net temporary differences £m	Total £m
As at 1 January 2024	(94)	(3,613)	32	11	175	267	(3,222)
Hyperinflation adjustment	(3)	(2)	–	–	–	(1)	(6)
Exchange adjustments	–	19	(1)	–	(11)	(7)	–
Credit/(charge) to income statement	4	87	(1)	2	(54)	76	114
(Charge)/credit to statement of comprehensive income	–	–	(7)	–	–	9	2
Arising on business acquisitions/disposals	–	35	–	–	–	–	35
At 31 December 2024	(93)	(3,474)	23	13	110	344	(3,077)

Provision for deferred tax liabilities of £32m (2024: £34m) has been made in respect of the taxation that would arise on the future distribution of retained profits by certain overseas subsidiaries. Deferred tax is not provided on temporary differences of £187m (2024: £218m) arising on unremitted profits as management can control any future reversal and does not consider such a reversal to be probable.

Haleon Annual Report and Form 20-F 2025	135

Notes to the Consolidated Financial Statements continued

The Group has recognised a deferred tax asset for trading losses of £9m (2024: £12m) on the basis of management forecasts which demonstrate these losses should be recovered in the foreseeable future. No deferred tax asset has been recognised in respect of gross trading losses of £178m (2024: £195m) due to the unpredictability of future profits. Included in this unrecognised amount are US state tax losses of £108m (2024: £127m) which can only be carried forward for between 15 and 20 years. These losses expire at various dates over the next 10 years (2024: 12 years). Other unrecognised trading losses may be carried forward indefinitely.

A deferred tax asset of £nil (2024: £1m) has been recognised for capital tax losses available for offset against future capital receipts. The gross value of capital losses for which no deferred tax asset is recognised is £nil (2024: £26m) as all preexisting capital losses have been utilised, or have expired, during the current year.

10.Dividends

Dividends are recognised on the date that the shareholder’s right to receive payment is established. Interim dividends are recognised when they become payable to Company’s shareholders. Final dividends are recognised when they are approved by shareholders. The Board are proposing a final dividend for the year ended 31 December 2025 of 4.9p per ordinary share. Subject to shareholder approval at the AGM, it will be paid on 14 May 2026 to holders of ordinary shares and ADS on the register as of 10 April 2026.

Dividends declared and paid during the year

	2025			2024			2023
	Paid/payable	Dividend per share (pence)	Total dividend (£m)	Paid/payable	Dividend per share (pence)	Total dividend (£m)	Paid/payable	Dividend per share (£m)	Total dividend (£m)
2025 interim dividend	18 Sep 2025	2.2	197	–	–	–	–	–	–
2024 final dividend	5 June 2025	4.6	415	–	–	–	–	–	–
2024 interim dividend	–	–	–	19 Sep 2024	2.0	182	–	–	–
2023 final dividend	–	–	–	16 May 2024	4.2	388	–	–	–
2023 interim dividend	–	–	–	–	–	–	5 Oct 2023	1.8	166
2022 final dividend	–	–	–	–	–	–	27 Apr 2023	2.4	222

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

Earnings per share

	2025	2024	2023
Profit after tax attributable to equity shareholders (£m)	1,667	1,442	1,049
Weighted average number of shares (million)	9,004	9,142	9,235
Less: weighted average number of treasury shares and shares held by EBTs (million)[1]	(22)	(10)	(2)
Basic weighted average number of shares (million)	8,982	9,132	9,233
Effect of dilutive potential shares (million)	44	43	30
Diluted weighted average number of shares (million)	9,026	9,175	9,263
Basic earnings per share (pence)	18.6	15.8	11.4
Diluted earnings per share (pence)	18.5	15.7	11.3

1  The total number of shares held as at 31 December 2025 was 47.0m, of which 45.7m were treasury shares. The impact of these shares on the basic weighted average number of shares was only 22m because these shares were acquired towards the end of the accounting period. These shares were acquired to meet the equity-settled share-based payment obligations vesting in Q1 2026.

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

136	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

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

Property, plant and equipment

	Land and buildings £m	Plant, equipment and vehicles £m	Assets under construction £m	Total £m
Cost at 1 January 2024	970	1,708	373	3,051
Hyperinflation adjustment	3	6	4	13
Exchange adjustments	(11)	(25)	(10)	(46)
Additions	–	–	250	250
Additions from business acquisitions	(2)	1	–	(1)
Disposals and write-offs	(2)	(32)	(3)	(37)
Reclassifications	54	231	(276)	9
Cost at 31 December 2024	1,012	1,889	338	3,239
Hyperinflation adjustment	1	1	–	2
Exchange adjustments	(19)	(19)	(8)	(46)
Additions	4	8	310	322
Disposals and write-offs	(5)	(57)	(17)	(79)
Reclassifications	51	181	(235)	(3)
Cost at 31 December 2025	1,044	2,003	388	3,435

Depreciation at 1 January 2024	(330)	(925)	–	(1,255)
Hyperinflation adjustment	–	(3)	–	(3)
Exchange adjustments	1	12	–	13
Charge for the year	(34)	(138)	–	(172)
Disposals and write-offs	1	29	–	30
Reclassifications	–	(4)	–	(4)
Depreciation at 31 December 2024	(362)	(1,029)	–	(1,391)
Hyperinflation adjustment	–	1	–	1
Exchange adjustments	7	7	–	14
Charge for the year	(36)	(153)	–	(189)
Disposals and write-offs	4	50	–	54
Reclassifications	–	–	–	–
Depreciation at 31 December 2025	(387)	(1,124)	–	(1,511)

	Land and buildings £m	Plant, equipment and vehicles £m	Assets under construction £m	Total £m
Impairment at 1 January 2024	(3)	(6)	(7)	(16)
Exchange adjustments	–	1	1	2
Impairment losses	(1)	(17)	(15)	(33)
Disposals and write-offs	1	3	3	7
Reclassifications	–	1	–	1
Impairment at 31 December 2024	(3)	(18)	(18)	(39)
Exchange adjustments	1	(2)	–	(1)
Impairment losses	(2)	(30)	(1)	(33)
Disposals and write-offs	1	5	14	20
Reclassifications	–	–	–	–
Impairment at 31 December 2025	(3)	(45)	(5)	(53)

Depreciation and impairment at 31 December 2024	(365)	(1,047)	(18)	(1,430)
Depreciation and impairment at 31 December 2025	(390)	(1,169)	(5)	(1,564)

Net book value at 31 December 2024	647	842	320	1,809
Net book value at 31 December 2025	654	834	383	1,871

Impairment losses charged to cost of sales for 2025 is £27m (2024: £27m, 2023: £nil) and £6m for 2025 (2024: £6m, 2023: £7m) has been charged to selling, general and administration.

Reversals of impairment arise from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments are deemed no longer to apply. There were no impairment reversals credited to cost of sales in the years presented.

Reclassifications include £(3)m for 2025 (2024: £6m, 2023: £22m) related to assets under construction that have been reclassified to computer software in intangible assets during the year.

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

Haleon Annual Report and Form 20-F 2025	137

Notes to the Consolidated Financial Statements continued

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

Right of use assets

	Land and buildings £m	Plant and equipment £m	Vehicles £m	Total £m
Net book value at 1 January 2024	105	1	16	122
Exchange adjustments	(3)	–	(1)	(4)
Additions	29	–	19	48
Depreciation	(39)	(1)	(13)	(53)
Disposals and write-offs	(1)	–	–	(1)
Net book value at 31 December 2024	91	–	21	112
Exchange adjustments	(2)	1	(1)	(2)
Additions	49	1	17	67
Depreciation	(38)	(1)	(12)	(51)
Net book value at 31 December 2025	100	1	25	126

The total cash outflow for leases amounted to £60m in 2025 (2024: £60m, 2023: £55m). The Group has lease commitments relating to leases that have not commenced at year end of £14m (2024: £2m, 2023: £1m). Refer to Note 19 ‘Borrowings’ for further details on the Group’s lease liabilities.

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

138	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

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

Intangible assets

	Goodwill £m	Indefinite life brands £m	Amortised brands, licences and patents £m	Computer software £m	Assets under construction £m	Total £m
Cost at 1 January 2024	8,317	18,213	391	542	83	27,546
Hyperinflation adjustments	1	7	–	3	–	11
Exchange adjustments	17	(80)	(2)	(3)	1	(67)
Additions	–	8	4	4	58	74
Disposals and write-offs	–	–	(1)	(8)	(32)	(41)
Reclassifications	–	–	(2)	45	(49)	(6)
Transfer to assets held for sale	(133)	(247)	–	–	–	(380)
Cost at 31 December 2024	8,202	17,901	390	583	61	27,137
Hyperinflation adjustments	(1)	(1)	–	–	–	(2)
Exchange adjustments	(72)	(482)	(15)	(6)	1	(574)
Additions	–	–	1	2	88	91
Disposals and write-offs	–	–	–	(19)	(1)	(20)
Reclassifications	–	(682)	682	50	(49)	1
Cost at 31 December 2025	8,129	16,736	1,058	610	100	26,633

Amortisation at 1 January 2024	–	–	(211)	(321)	–	(532)
Hyperinflation adjustments	–	–	–	(2)	–	(2)
Exchange adjustments	–	–	–	2	–	2
Charge for the period	–	–	(24)	(75)	–	(99)
Disposals and write-offs	–	–	–	4	–	4
Amortisation at 31 December 2024	–	–	(235)	(392)	–	(627)
Hyperinflation adjustments	–	–	–	–	–	–
Exchange adjustments	–	–	4	2	–	6
Charge for the period	–	–	(51)	(69)	–	(120)
Disposals and write-offs	–	–	–	17	–	17
Reclassifications	–	–	–	2	–	2
Amortisation at 31 December 2025	–	–	(282)	(440)	–	(722)

Haleon Annual Report and Form 20-F 2025	139

Notes to the Consolidated Financial Statements continued

	Goodwill £m	Indefinite life brands £m	Amortised brands, licences and patents £m	Computer software £m	Assets under construction £m	Total £m
Impairment at 1 January 2024	–	(140)	(9)	(10)	–	(159)
Exchange adjustments	–	(3)	–	–	–	(3)
Impairment losses	–	(135)	(3)	(4)	(32)	(174)
Disposals and write-offs	–	–	1	4	32	37
Impairment at 31 December 2024	–	(278)	(11)	(10)	–	(299)
Exchange adjustments	–	12	(1)	1	–	12
Impairment losses	(2)	(7)	–	(4)	(1)	(14)
Reclassifications	–	131	(131)	–	–	–
Disposals and write-offs	–	–	–	2	1	3
Impairment at 31 December 2025	(2)	(142)	(143)	(11)	–	(298)

Amortisation and impairment at 31 December 2024	–	(278)	(246)	(402)	–	(926)
Amortisation and impairment at 31 December 2025	(2)	(142)	(425)	(451)	–	(1,020)

Net book value at 31 December 2024	8,202	17,623	144	181	61	26,211
Net book value at 31 December 2025	8,127	16,594	633	159	100	25,613

The net book value of computer software included £71m (2024: £84m, 2023: £122m) of internally generated costs.

Goodwill impairment

Goodwill mainly arose from the Novartis Transaction in 2015 (£2.6bn) and the Pfizer Transaction in 2019 (£5.6bn).

Goodwill is allocated to the Group’s CGUs as follows:

	2025 £m	2024 £m
North America	3,258	3,230
EMEA & LatAm	2,855	2,827
APAC	2,014	2,145
Net book value at 31 December	8,127	8,202

The recoverable amounts of the CGUs are assessed using a value in use model (2024: value in use). Value in use is calculated using a discounted cash flow approach, with a pre-tax discount rate applied to the projected risk-adjusted pre-tax cash flows and terminal value.

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
	Margins reflect past experience, adjusted for expected changes
	Terminal growth rates are based on internal projections and external forecasts of the relevant markets
	Discount rates are based on the Group WACC, adjusted where appropriate
	Taxation rates are based on appropriate rates for each CGU
Period of specific projected cash flows	Five years
Terminal growth rates		2025	2024
	North America	2.2% p.a.	2.1% p.a.
	EMEA & LatAm	2.6% p.a.	2.7% p.a.
	APAC	2.3% p.a.	2.3% p.a.
Discount rates (pre-tax)		2025	2024
	North America	8.9%	7.4%
	EMEA & LatAm	11.9%	11.2%
	APAC	10.3%	9.4%

The terminal growth rate does not exceed the long-term projected growth rate for the Group. Goodwill is monitored for impairment at individual CGU level. In each case, the valuation indicated substantial headroom such that it is remote that a reasonably possible change to key assumptions would result in an impairment of goodwill.

140	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

Indefinite life brands and amortised brands impairment

Indefinite life brands comprise a portfolio of consumer health products. The net book value of the major brands is as follows:

	2025 £m	2024 £m
Advil	3,348	3,527
Voltaren	2,725	2,725
Centrum	1,762	1,798
Caltrate	1,609	1,662
Otrivin	1,385	1,385
Robitussin	1,107	1,173
Preparation H	1,042	1,108
Fenistil	598	598
Nexium[1]	–	574
Emergen-C	439	470
Theraflu	436	446
Panadol	395	395
Sensodyne	275	276
Excedrin	177	189
Polident	129	126
Biotene	121	127
Vitasprint	118	113
Corega	116	110
Other brands	812	821
Total	16,594	17,623

1 Nexium was reclassified from indefinite life brand to definite life brand during the year ended 31 December 2025.

The Group tests all its indefinite life brands for impairment by applying a fair value less costs to sell model using a three-year strategic plan approved by management and cash flows beyond the three-year period are extrapolated using the terminal growth rates. All brands were tested for impairment using brand-specific assumptions which included a discount rate equal to the Group’s post-tax WACC of 7.0% (2024: 7.0%; 2023: 7.5%) adjusted where appropriate for country and currency risks, and applied to the post-tax cash flows. This valuation methodology uses significant inputs which are not based on observable market data, and therefore this valuation technique is classified as level 3 of the fair value hierarchy. In addition to the discount rate, the main assumptions include future sales price and volume growth, product contribution and the future expenditure required to maintain the product’s marketability and registration in the relevant jurisdictions. These assumptions are based on past experience and are reviewed as part of management’s budgeting and strategic planning cycle. The terminal growth rates applied of between 0% and 2.5% (2024: 0% to 2.5%, except Nexium where terminal growth was (2%), 2023: 0% and 3%) are management’s estimates which align with those of market participants’ estimate of future long-term average growth rates for the relevant markets.

In 2025, the Group recorded a non-cash impairment of £7m linked to sales and volume decline of smaller brands. During the year, the Group reclassified Nexium, previously considered to have an indefinite useful life, to an amortised brand with a definite useful life. Amortisation has been recognised using the straight-line method. This change in classification was driven by the challenging market conditions both for the brand and the category. Nexium was assessed for impairment prior to reclassification, and no further impairment loss was recognised.

Additionally, in 2025, the carrying value of Preparation H continues to be sensitive to reasonably possible changes in the key assumption of the discount rate. The post-tax discount rate used for the brand is 6.75% (2024: 6.5%) primarily driven by an increase in United States equity risk premium and the brand’s terminal growth rate is 2.1% (2024: 2.1%) in line with external forecasts for the category. If the discount rate for Preparation H had been 0.5% higher than management’s estimates, the Group would have had to recognise an impairment of £90m (2024: £97m).

Other than as disclosed above, management does not consider that any reasonably possible changes in the key assumptions would cause the fair value less costs to sell of the individually significant brands disclosed above to fall below their carrying values.

In 2024, the Group recorded a non-cash impairment charge of £135m for Nexium since the carrying value of the brand was higher than the recoverable amount. The decrease in recoverable amount was mainly driven by challenging market conditions for the category. The post-tax discount rate used for the brand was 6.5% (2023: 7.5%) primarily driven by a decline in the cost of debt and a negative terminal growth rate of 2% (2023: 0%) driven by the factors affecting brand performance noted above. The revenue growth rate assumed for the next three years was (8)%. If the revenue growth rate for Nexium had been 2.5% lower or the terminal growth rate had been 0.5% lower than management’s estimates, the Group would have had to recognise a further impairment of £13m or £6m, respectively.

In 2023, the Group recorded a non-cash impairment charge of £170m upon signing a definitive agreement to dispose of ChapStick. The disposal of this indefinite life brand was completed in May 2024. In addition, the Group also recorded an impairment of £15m relating to a collection of smaller brands as these brands were experiencing sales volume decline year on year.

In 2022, the Group recorded an impairment charge of £111m for Preparation H since the carrying value of the brand was higher than the recoverable amount. The decrease in recoverable amount was mainly driven by an increase in the discount rate applied to the forecasted future cash flows from 6% to 6.75%.

A breakdown of the amortisation, impairment losses and reversals is included below:

	Amortisation			Net impairment losses/(reversals)
	2025 £m	2024 £m	2023 £m	2025 £m	2024 £m	2023 £m
Cost of sales	61	38	55	9	155	185
Selling, general and administration	59	61	53	5	4	1
Total	120	99	108	14	159	186

Haleon Annual Report and Form 20-F 2025	141

Notes to the Consolidated Financial Statements continued

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

Composition of inventory balances

	2025 £m	2024 £m
Raw materials and consumables	242	236
Work in progress	7	26
Finished goods	776	928
Total	1,025	1,190

The total cost of inventories recognised as an expense and included in cost of sales amounted to £3,760m in 2025 (2024: £4,074m, 2023: £4,196m). This includes inventory write-down of £111m (2024: £177m, 2023: £178m). The Group reverses and reassesses its inventory provisions in full every reporting period.

The reversals of prior year write-downs of inventories in 2025 is £45m (2024: £90m, 2023: £74m) and these reversals principally arise from the reassessment of usage or demand expectations prior to inventory expiration.

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

Trade and other receivables

	2025			2024
	Current £m	Non-current £m	Total £m	Current £m	Non-current £m	Total £m
Trade receivables, net of expected credit loss allowance	1,642	–	1,642	1,588	–	1,588
Other prepayments and accrued income	122	–	122	114	–	114
Employee loans and advances	9	–	9	6	–	6
VAT receivable	129	–	129	151	–	151
Other third-party receivables	156	37	193	196	71	267
Total	2,058	37	2,095	2,055	71	2,126

Expected credit loss allowance

	2025 £m	2024 £m
At 1 January	36	29
Exchange adjustments	–	(1)
Charge for the year	43	38
Subsequent recoveries of amounts provided for	(27)	(25)
Utilised	(10)	(5)
At 31 December	42	36

Set out below is the information about the credit risk exposure of the Group’s trade receivables using a provision matrix:

142	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

Year ended 31 December 2025

	Trade receivables
		Days past due
	Current £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m	Total £m
Estimated total gross carrying amount at default	1,447	101	46	33	23	34	1,684
Expected credit loss	5	1	2	6	5	23	42

Year ended 31 December 2024

	Trade receivables
		Days past due
	Current £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m	Total £m
Estimated total gross carrying amount at default	1,406	113	36	26	18	25	1,624
Expected credit loss	4	1	3	2	4	22	36

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s customer base being large and diverse. No single customer represents more than 10% of the Group’s sales.

Within other third-party receivables, £159m (2024: £189m) was classified as financial assets. The expected credit loss in other receivables is not deemed significant, hence no credit loss allowance is recognised. Refer to Note 25 ‘Capital and financial risk management’ for further information on credit risk.

17.Cash and cash equivalents

Cash and cash equivalents is comprised of cash at bank and short-term highly liquid deposits which are primarily held for operating purposes and normally with an original maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes.

Cash and cash equivalents include £64m in 2025 (2024: £55m) not available for general use due to restrictions applying in the subsidiaries where it is held. Restrictions include exchange controls and taxes on repatriation. In 2025, £424m (2024: £1,226m) of the cash and cash equivalents are held in short term deposits with financial institutions.

Cash and cash equivalents held in the following currencies, that mostly influence the Group, are presented below:

	2025 £m	2024 £m
Pound Sterling (GBP)	914	1,790
Indian Rupee (INR)	49	73
Taiwan Dollar (TWD)	30	40
Euro (EUR)	29	30
United States Dollar (USD)	28	27
Others	274	290
Total	1,324	2,250

18.Trade and other payables

Trade payables are initially recognised at fair value and then held at amortised cost. Long-term payables are discounted where the effect is material. Trade payables are derecognised when the original liability is either discharged, usually through payment, or substantially modified.

Composition of trade and other payables

	2025 £m	2024 £m
Trade payables	2,058	1,973
Customer return and rebate accruals	755	738
Other payables and accruals	417	477
Wages and salaries	280	290
Accrued interest on financial liabilities	91	104
Social security	50	54
VAT payables	45	51
Deferred income	34	18
Total	3,730	3,705

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

Haleon Annual Report and Form 20-F 2025	143

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

Carrying amount of liabilities (£m)	2025	2024
Presented within trade and other payables	11	15
of which suppliers have received payments	6	8
Range of payment due dates
Liabilities that are part of the arrangements	60-125	60-125
Comparable trade payables that are not part of the arrangement	30-125	30-125

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

Composition of borrowings

	2025			2024
	Current £m	Non-current £m	Total £m	Current £m	Non-current £m	Total £m
Loan and overdrafts	(43)	(300)	(343)	(43)	(290)	(333)
Advances[1]	(6)	–	(6)	–	–	–
Lease liabilities	(48)	(85)	(133)	(50)	(73)	(123)
Non-voting preference shares	–	(25)	(25)	–	(25)	(25)
Bonds	(739)	(7,363)	(8,102)	(1,394)	(8,252)	(9,646)
Total	(836)	(7,773)	(8,609)	(1,487)	(8,640)	(10,127)

1 Advances include partial amount of sale consideration received from sale of site.

	Carrying value
Bonds[1]	2025 £m	2024 £m
USD 1,750m 3.125% Mar 2025	–	1,394
EUR 850m 1.250% Mar 2026	739	694
USD 2,000m 3.375% Mar 2027	1,484	1,587
EUR 750m 2.875% Sep 2028	648	620
GBP 300m 2.875% Oct 2028	300	299
USD 1,000m 3.375% Mar 2029	739	785
EUR 750m 1.750% Mar 2030	654	620
USD 2,000m 3.625% Mar 2032	1,470	1,558
GBP 300m 4.625% Sep 2033	299	298
EUR 750m 2.125% Mar 2034	650	617
GBP 400m 3.375% Mar 2038	399	398
USD 1,000m 4.000% Mar 2052	720	776
Total	8,102	9,646

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

144	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

Short-term borrowings

As at 31 December 2025, the Group had within short-term borrowings, EUR Medium Term Note of €850m (£739m) (31 December 2024: $1,750m (£1,394m)). The average effective pre-swap and post-swap interest rate of all short-term notes in issue as at 31 December 2025 was 1.3% and 3.6% (31 December 2024: 3.1% and 4.6%). The Group repaid the $1,750m Fixed Rate Senior Note on its maturity on 24 March 2025.

The Group has commercial paper programmes (with maximum aggregate amounts of £2bn and $10bn) pursuant to which members of the Group may issue commercial paper from time to time. At 31 December 2025 and 2024 the Group did not have any commercial paper in issue.

As at 31 December 2025, the Group had CNY 201m (£22m) short-term bank loans (31 December 2024: £nil). The weighted average interest rate on short-term bank loans as at 31 December 2025 was 2.9% (31 December 2024: 0%).

Long-term borrowings

As at 31 December 2025, the Group had within long-term borrowings, Notes of £7,363m (31 December 2024: £8,252m), of which £3,538m (31 December 2024: £4,267m) fell due in more than five years. The average effective pre-swap and post-swap interest rate of all long-term notes in issue as at 31 December 2025 was 3.2% and 3.0% (31 December 2024: 3.1% and 3.2%).

On 27 June 2025, the Group secured a long-term bank loan of CNY 373m (£39m) maturing on 26 June 2030. The weighted average interest rate on the long-term bank loans of CNY 2,824m (£300m) (31 December 2024: CNY 2,679m (£290m)) as at 31 December 2025 was 2.9% (31 December 2024: 3.0%).

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

Committed credit facilities

The Group has an undrawn credit facilities of £1,750m with initial maturity date of August 2028. As at 31 December 2025, no amounts were drawn under these facilities (31 December 2024: £nil).

Lease liabilities

The maturity analysis of lease liabilities recognised on the Group balance sheet is as follows:

	2025 £m	2024 £m
Due within one year	(48)	(50)
Due between one and two years	(43)	(36)
Due between two and three years	(12)	(19)
Due between three and four years	(7)	(9)
Due between four and five years	(4)	(6)
Due after five years	(19)	(3)
Total	(133)	(123)

Refer to Note 8 ‘Net finance costs’ for further details on finance expense arising on lease liabilities.

Movement in assets and liabilities arising from financing activities

	At 1 January 2025 £m	Cash flows £m	Foreign exchange £m	Fair value adjustments, interest on derivatives and reclassification £m	At 31 December 2025 £m
Reconciliation of movement in liabilities to cash flow statement
Long-term borrowings	(8,567)	(40)	226	693	(7,688)
Short-term borrowings	(1,394)	1,346	6	(725)	(767)
Lease liabilities	(123)	60	2	(72)	(133)
Derivative financial instruments	(30)	(31)	2	81	22
Total financial liabilities arising from financing activities	(10,114)	1,335	236	(23)	(8,566)
Cash and cash equivalents net of bank overdrafts	2,207	(855)	(49)	–	1,303
Total	(7,907)	480	187	(23)	(7,263)

	At 1 January 2024 £m	Cash flows £m	Foreign exchange £m	Fair value adjustments, interest on derivatives and reclassification £m	At 31 December 2024 £m
Reconciliation of movement in liabilities to cash flow statement
Long-term borrowings	(8,711)	(1,214)	16	1,342	(8,567)
Short-term borrowings	(558)	562	(27)	(1,371)	(1,394)
Lease liabilities	(137)	60	3	(49)	(123)
Derivative financial instruments	(102)	8	(1)	65	(30)
Total financial liabilities arising from financing activities	(9,508)	(584)	(9)	(13)	(10,114)
Cash and cash equivalents net of bank overdrafts	994	1,292	(79)	–	2,207
Total	(8,514)	708	(88)	(13)	(7,907)

Haleon Annual Report and Form 20-F 2025	145

Notes to the Consolidated Financial Statements continued

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

Assumptions

The Group has applied the following financial assumptions in assessing the defined benefit liabilities:

	2025 %pa	2024 %pa
Germany
Rate of increase of future earnings	3.0	3.0
Discount rate	4.1	3.4
Expected pension increases	2.0	2.0
Inflation rate	2.0	2.0
Switzerland
Rate of increase of future earnings	1.8	1.8
Discount rate	1.3	1.0
Expected pension increases	N/A	N/A
Inflation rate	1.0	1.0
Ireland
Rate of increase of future earnings	2.0	2.0
Discount rate	4.3	3.4
Expected pension increases	3.0	3.0
Inflation rate	2.0	2.0
Rest of World
Rate of increase of future earnings	N/A	N/A
Discount rate	5.5	5.7
Expected pension increases	N/A	N/A
Inflation rate	2.5	2.5

The average life expectancy assumed now for an individual at the age of 60 and projected to apply in the years stated below for an individual then at the age of 60 is as follows:

As at 31 December 2025

	Germany		Switzerland		Ireland		Rest of World
Years	Male	Female	Male	Female	Male	Female	Male	Female
Current	25.6	29.3	26.8	28.7	27.5	30.4	27.5	28.8
Projected for 2045	28.4	31.5	28.6	30.4	30.2	32.6	29.0	30.3

As at 31 December 2024

	Germany		Switzerland		Ireland		Rest of World
Years	Male	Female	Male	Female	Male	Female	Male	Female
Current	25.5	29.2	26.7	28.6	27.3	30.3	27.4	28.8
Projected for 2044	28.5	31.5	28.6	30.3	30.1	32.4	28.9	30.2

The mortality rates are based on standard tables in each country (Heubeck 2018 in Germany, BVG 2020 in Switzerland and ILT15 in Ireland) with allowances for future improvements.

146	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

Income statement

	2025 £m	2024 £m	2023 £m
German pension schemes	3	3	5
Swiss pension schemes	9	10	9
Irish pension schemes	3	5	2
Other overseas pension schemes	2	2	–
Unfunded post-employment healthcare schemes	8	9	10
Total	25	29	26

The costs of the defined benefit pension and post-employment healthcare schemes are charged in the income statement as follows:

	Net pensions total £m	Other post retirement obligations total £m	Total post retirement obligations £m
2025
Cost of sales	10	8	18
Research and development	2	–	2
Selling, general and administration	5	–	5
31 December 2025	17	8	25
2024
Cost of sales	10	9	19
Research and development	2	–	2
Selling, general and administration	8	–	8
31 December 2024	20	9	29
2023
Cost of sales	10	8	18
Research and development	1	–	1
Selling, general and administration	7	–	7
31 December 2023	18	8	26

The amounts recorded in the income statement and statement of comprehensive income in relation to the defined benefit pension and post-employment healthcare schemes were as follows:

	2025			2024			2023
	Pensions £m	Other post- employment benefits £m	Total £m	Pensions £m	Other post- employment benefits £m	Total £m	Pensions £m	Other post- employment benefits £m	Total £m
31 December
Amounts charged to operating profit:
Current service cost	16	4	20	17	5	22	16	6	22
Past service cost/(credit)	1	–	1	4	–	4	1	–	1
Gain from settlement	–	–	–	(1)	–	(1)	–	–	–
Net interest cost	–	4	4	–	4	4	1	2	3
Total	17	8	25	20	9	29	18	8	26
Remeasurements recorded in the statement of comprehensive income	(40)	2	(38)	(6)	(13)	(19)	(6)	1	(5)

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

In 2025 the Group recognised a gain relating to lowering the asset ceiling restriction in Switzerland. This was the result of a change in methodology for the interest credit rate assumption applied which is now linked to the expected rate of return on the plan assets (in line with market practice), whereas in the past it was equal to the discount rate used.

Haleon Annual Report and Form 20-F 2025	147

Notes to the Consolidated Financial Statements continued

A pension surplus is deemed recoverable to the extent that the Group is able to benefit economically from the surplus. Haleon assesses the maximum economic benefit available through either a refund of surplus or a reduction in future contributions in accordance with local legislation and the minimum funding requirements for each of our funded defined benefit plans.

The fair values of the assets and liabilities of the German, Swiss and Irish defined benefit pension schemes, together with aggregated data for other defined benefit pension schemes in the Group are as follows:

31 December 2025

	Germany £m	Switzerland £m	Ireland £m	Rest of World £m	Total £m
Listed equities	62	81	34	3	180
Property	–	70	–	–	70
Listed bonds	63	107	150	5	325
Insurance contracts	24	44	–	–	68
Other assets	–	43	3	12	58
Fair value of assets	149	345	187	20	701
Asset ceiling restriction	–	(2)	–	–	(2)
Fair value of assets after asset ceiling	149	343	187	20	699
Present value of scheme obligations	(165)	(318)	(151)	(31)	(665)
Recognised on the balance sheet	(16)	25	36	(11)	34
Included in post-employment benefit assets	–	25	36	7	68
Included in post-employment benefit obligations	(16)	–	–	(18)	(34)
Total	(16)	25	36	(11)	34
Actual return on plan assets	6	20	(19)	2	9

31 December 2024

	Germany £m	Switzerland £m	Ireland £m	Rest of World £m	Total £m
Listed equities	56	74	32	4	166
Property	–	68	–	–	68
Listed bonds	57	88	162	19	326
Insurance contracts	24	45	–	–	69
Other assets	–	34	2	13	49
Fair value of assets	137	309	196	36	678
Asset ceiling restriction	–	(18)	–	–	(18)
Fair value of assets after asset ceiling	137	291	196	36	660
Present value of scheme obligations	(170)	(291)	(169)	(45)	(675)
Recognised on the balance sheet	(33)	–	27	(9)	(15)
Included in post-employment benefit assets	–	–	27	9	36
Included in post-employment benefit obligations	(33)	–	–	(18)	(51)
Total	(33)	–	27	(9)	(15)
Actual return on plan assets	11	13	1	3	28

The values of pension plan assets are based on conditions in active markets as at 31 December 2025. In the case of the main defined benefit plans, this statement covers investment in equities, property funds and government bonds as well as corporate bonds. The fair value of insurance contracts is deemed to be equal to the present value of the obligations it covers while other assets is primarily cash.

The defined benefit pension obligation is analysed as follows:

	2025 £m	2024 £m
Funded	(651)	(662)
Unfunded	(14)	(13)
Total	(665)	(675)

148	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

The movement in the net defined benefit liability is as follows:

	Fair value of assets £m	Present value of obligation £m	Net pensions total £m	Net post -employment obligations £m
At 1 January 2024	661	(697)	(36)	(85)
Exchange adjustments	(28)	34	6	(2)
Service cost	–	(17)	(17)	(5)
Past service cost	–	(4)	(4)	–
Interest income/(cost)	17	(17)	–	(4)
Settlements and curtailments	–	1	1	–
Remeasurements:
Return on plan assets, excluding amounts included in interest	12	–	12	–
Loss arising from changes in demographic assumptions	–	(3)	(3)	–
(Loss)/Gain from change in financial assumptions	–	(1)	(1)	11
Experience (losses)/gains	–	(2)	(2)	2
Employers' contributions	29	–	29	–
Scheme participants' contributions	7	(7)	–	–
Benefits paid	(38)	38	–	3
At 31 December 2024	660	(675)	(15)	(80)
Exchange adjustments	33	(35)	(2)	5
Service cost	–	(16)	(16)	(4)
Past service cost	–	(1)	(1)	–
Interest income/(cost)	16	(16)	–	(4)
Settlements and curtailments	(14)	14	–	–
Remeasurements:
Return on plan assets, excluding amounts included in interest	(8)	–	(8)	–
Loss arising from changes in demographic assumptions	–	–	–	–
Gain/(Loss) from change in financial assumptions	–	39	39	(1)
Changes in asset ceiling restriction	16	–	16	–
Experience (losses)/gains	–	(7)	(7)	(1)
Employers' contributions	28	–	28	–
Scheme participants' contributions	7	(7)	–	–
Benefits paid	(39)	39	–	5
At 31 December 2025	699	(665)	34	(80)

A reconciliation of the net post-employment benefit to the balances recognised on the consolidated balance sheet is as follows:

	2025 £m	2024 £m
Net pension obligations	34	(15)
Net post-employment obligations	(80)	(80)
Net post-employment benefit	(46)	(95)

Post-employment benefit assets recognised on the consolidated balance sheet	68	36
Post-employment benefit obligations recognised on the consolidated balance sheet	(114)	(131)
Net post-employment benefit	(46)	(95)

The Group’s investment strategy in respect of its funded plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. For the plans based in Switzerland, the Group’s annual contribution is at least equal to the total annual contributions of the employees. In Ireland, funding is determined based on the triennial funding valuation performed by actuaries carried out using prudent assumptions and the most recent review in 2024 showed that the plan is overfunded. The US post-employment medical benefit plan remains unfunded.

Employer contributions for 2026 are estimated to be approximately £22m in respect of defined benefit pension schemes and £3m in respect of post-employment medical benefits.

The defined benefit pension and post-employment obligations analysed by membership category is as follows:

	Pension		Post-employment obligations
	2025 £m	2024 £m	2025 £m	2024 £m
Active	(364)	(347)	(65)	(70)
Retired	(209)	(224)	(15)	(10)
Deferred	(92)	(104)	–	–
Total	(665)	(675)	(80)	(80)

The approximate effect of changes in assumptions used on the benefit obligations and on the annual defined benefit and post-employment costs are detailed below. This information has been determined by taking into account the duration of the liabilities and the overall profile of the plan membership.

Haleon Annual Report and Form 20-F 2025	149

Notes to the Consolidated Financial Statements continued

Sensitivity analysis

	2025 £m	2024 £m
0.50% decrease in discount rate:
Increase in annual pension cost	2.6	2.3
Increase in annual post-employment benefits cost	0.2	0.2
Increase in pension obligation	42.8	45.7
Increase in post-employment benefits obligation	3.2	3.1
0.50% increase in discount rate:
Decrease in annual pension cost	(2.8)	(2.4)
Decrease in annual post-employment benefits cost	(0.1)	(0.1)
Decrease in pension obligation	(39.0)	(41.2)
Decrease in post-employment benefits obligation	(2.9)	(2.8)
1% increase in the rate of future healthcare inflation:
Increase in annual post-employment cost	0.1	0.2
Increase in post-employment obligation	1.4	1.6
1% decrease in the rate of future healthcare inflation:
Decrease in annual post-employment cost	(0.2)	(0.2)
Decrease in post-employment obligation	(1.7)	(1.8)
A one year increase in life expectancy:
Increase in annual pension cost	0.8	0.7
Increase in annual post-employment benefits cost	0.1	0.1
Increase in pension obligation	16.6	17.6
Increase in post-employment benefits obligation	0.8	0.7

The above analysis covers major defined benefit obligations, i.e. in Germany, Switzerland, Ireland and the US, which together represent over 90% of the Group’s plan assets and the obligations.

The weighted average duration of the defined benefit obligation is as follows:

Years	2025	2024
Pension benefits	13	14
Post-employment benefits	12	12

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

Provisions

	Restructuring programmes £m	Other provisions £m	Total £m
As at 1 January 2024	(94)	(75)	(169)
Exchange adjustments	2	1	3
Charge for the period	(95)	(38)	(133)
Reversed unused	7	8	15
Utilised	76	33	109
As at 31 December 2024	(104)	(71)	(175)
Exchange adjustments	(1)	(1)	(2)
Charge for the period	(27)	(24)	(51)
Reversed unused	12	4	16
Utilised	71	32	103
As at 31 December 2025	(49)	(60)	(109)

	2025 £m	2024 £m
To be settled within one year	(69)	(118)
To be settled after one year	(40)	(57)
Total provisions	(109)	(175)

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

At 31 December 2025, contingent liabilities, comprising guarantees and other items arising in the normal course of business, amounted to £9m (2024: £16m).

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

150	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

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

GSK has announced that it has resolved all but 13 state court cases; the remaining federal MDL cases were dismissed in December 2022 and are currently on appeal. As previously disclosed, Pfizer also announced that it has entered into settlement arrangements in respect of a substantial majority of relevant US state court cases.

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

	2025 £m	2024 £m
Contracted for but not provided in the Consolidated Financial Statements:
Intangible assets	69	105
Property, plant and equipment	162	51
Total	231	156

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

As at 31 December 2025, the Group had share capital of £90m pertaining to 8,952,353,648 of ordinary shares at £0.01 each (31 December 2024: £91m pertaining to 9,083,725,919 of ordinary shares at £0.01 each). The decrease in the number of shares outstanding was due to a number of transactions during the year including a cancellation of 44,155,844 ordinary shares repurchased from Pfizer pursuant to an off market share buyback which completed on 21 March 2025 for approximately £170m. On 28 March 2025, the Group announced the commencement of an on-market share buyback programme. The first tranche of the buyback programme commenced on 28 March 2025 for aggregate consideration of approximately £200m and concluded on 26 June 2025 with the Group re-purchasing 51,036,522 which were subsequently cancelled.

Haleon Annual Report and Form 20-F 2025	151

Notes to the Consolidated Financial Statements continued

On 31 July 2025, the Group announced the commencement of the second tranche of the buyback programme for an aggregate consideration of approximately £280m. This was made up of approximately £130m to complete the remainder of the £500m allocated to share buybacks in 2025 and a further approximately £150m for the purposes of satisfying Haleon's obligations under its existing employee share plans in 2026 and 2027. The second tranche of the buyback programme concluded on 1 October 2025 with Haleon re-purchasing 80,614,159 shares, 36,179,905 of which were subsequently cancelled and 44,434,254 were held as treasury shares.

As at 31 December 2025 the Company held 45,745,646 ordinary shares as treasury shares (2024: 30,365,037 ordinary shares).

Share capital and share premium

		At 31 December 2025	At 31 December 2024
Ordinary shares at £0.01 each	Number	8,952,353,648	9,083,725,919
Share capital	£'000	89,524	90,837

The table above presents the movement of share capital and share premium of the Company for the year ended 31 December 2025. All ordinary shares are issued and fully paid. All ordinary shares rank equally with regard to the Company’s residual assets. Holders of these shares are entitled to dividends declared from time to time and are entitled to one vote per share at general meetings of the Company. All rights attached to the treasury shares held by the Group are suspended until those shares are reissued. The redeemable preference shares carry limited class voting rights and no dividend rights.

Other reserves

The analysis of other reserves is as follows:

	Cumulative translation reserve £m	EBT shares reserve[1] £m	Treasury shares reserve £m	Fair Value reserve £m	Capital redemption reserve £m	Cash flow hedge reserve £m	Merger reserve £m	Total £m
As at 1 January 2024	626	(38)	–	–	–	139	(11,687)	(10,960)
Other comprehensive income	–	–	–	–	–	(26)	–	(26)
Shares transferred to employees	–	41	–	–	–	–	–	41
Repurchase of ordinary shares and capital reduction	–	–	–	–	1	–	–	1
Purchase of shares by employee benefit trust	–	(5)	–	–	–	–	–	(5)
Purchase of treasury shares	–	–	(116)	–	–	–	–	(116)
Exchange movements on overseas net assets	(132)	–	–	–	–	–	–	(132)
As at 31 December 2024	494	(2)	(116)	–	1	113	(11,687)	(11,197)
Other comprehensive income	–	–	–	(15)	–	(12)	–	(27)

	Cumulative translation reserve £m	EBT shares reserve[1] £m	Treasury shares reserve £m	Fair Value reserve £m	Capital redemption reserve £m	Cash flow hedge reserve £m	Merger reserve £m	Total £m
Shares transferred to employees	–	107	1	–	–	–	–	108
Repurchase of ordinary shares and capital reduction	–	–	–	–	1	–	–	1
Transfer of treasury shares to employee benefit trust	–	(110)	110	–	–	–	–	–
Purchase of treasury shares	–	–	(151)	–	–	–	–	(151)
Exchange movements on overseas net assets	(246)	–	–	–	–	–	–	(246)
As at 31 December 2025	248	(5)	(156)	(15)	2	101	(11,687)	(11,512)

[1]	Shares owned through an EBT. The total number of shares held in connection with employee share schemes as at 31 December 2025 was 1.3m (2024:0.6m).

The cumulative translation exchange in equity is attributable to:

	Retained earnings	Non-controlling interests	Total cumulative translation exchange
	£m	£m	£m
As at 1 January 2024	626	(1)	625
Exchange movements on overseas net assets	(132)	(2)	(134)
As at 31 December 2024	494	(3)	491
Exchange movements on overseas net assets	(246)	(1)	(247)
As at 31 December 2025	248	(4)	244

24.Related party transactions

A related party under IFRS is a person or entity that is related to the Group. These include both people and entities that have, or are subject to, influence or control over the Group.

Related parties

Upon the completion of the demerger on 18 July 2022, GSK ceased to be a related party of the Group under IAS 24, ‘Related Party Disclosures’.

In 2024, Pfizer Inc. undertook a number of transactions during the year which reduced Pfizer's voting rights to 15%. Following this, Pfizer ceased to be a related party of the Group under IAS 24, 'Related Party Disclosures' and therefore only balances that occurred before 3 October 2024 are disclosed below.

In 2025, there were no new related party transactions that have or could have materially affected the financial position or performance of the Group for the period ended 31 December 2025.

152	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

The Group undertook significant transactions with entities from within GSK during the period ended 18 July 2022, and with entities from within Pfizer for the year ended 31 December 2022. Any amounts owed from GSK as at 31 December 2024 in relation to arrangements set up with GSK before the demerger activities when GSK was still a related party of the Group, have been settled during the period ended 31 December 2025.

In previous years, the Group had transactions with related parties under manufacture and supply agreements, distribution agreements, support service agreements, provision of research and development, toll-manufacturing services and transitional services agreements. In addition, the Group earned net interest income resulting from funds lent to GSK. All related party transactions are undertaken at arm’s length in accordance with the Group transfer pricing policy.

Where the legal completion of local transfer of assets and liabilities has been delayed, but the Group is able to exercise control over the relevant activities, the relevant net assets and profits have been recognised in the results.

Transaction values for the year ended 31 December (unless otherwise indicated):

	Pfizer companies
	2025 £m	2024 £m	2023 £m
Dividend paid	–	165	124

Balance outstanding as at 31 December:

	Pfizer companies		GSK companies
	2025 £m	2024 £m	2025 £m	2024 £m
Other amounts owing from related parties	–	–	–	34

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

Haleon Annual Report and Form 20-F 2025	153

Notes to the Consolidated Financial Statements continued

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

	2025 £m	2024 £m
Cash and cash equivalents	1,324	2,250
Short-term borrowings	(836)	(1,487)
Long-term borrowings	(7,773)	(8,640)
Derivative financial assets associated with long-term borrowings	3	–
Derivative financial liabilities associated with long-term borrowings	(23)	(68)
Total equity	16,484	16,224
Total capital	9,179	8,279

In April 2025, the Group’s long-term credit rating with Moody’s Investor Service (Moody’s) was upgraded from Baa1 to A3. As at 31 December 2025, the Group’s long-term credit rating with S&P is BBB+ (stable outlook) (2024: BBB+) and with Moody’s Investors Service (Moody’s) it is A3 (stable outlook) (2024: Baa1). The Group’s short-term credit ratings are A-2 and P-2 with S&P and Moody’s, respectively (2024: A-2 and P-2 respectively).

Liquidity risk management

The Group’s policy is to borrow centrally (where permissible and cost effective) in order to meet anticipated funding requirements. The strategy is to diversify liquidity sources and to maintain broad access to financial markets. Each day, the Group sweeps cash to or from a number of global subsidiaries to central treasury accounts for liquidity management purposes.

The Group uses both notional and zero-balancing cash pool arrangements as appropriate by location and currency. For notional cash pools, liquidity is drawn against foreign currency balances to provide both local funding and central liquidity as required and with balances actively managed and maintained to appropriate levels. As balances in notional pooling arrangements are not settled across currencies, gross cash and overdraft balances are reported. At 31 December 2025, the Group had £836m (2024: £1,487m) of borrowings repayable within one year and held £1,324m (2024: £2,250m) of cash and cash equivalents.

The Group has access to a £1,750m revolving credit facility with an initial maturity date of August 2028. This committed facility was undrawn as at 31 December 2025.

Long-term financing consists of $6,000m in USD bonds, as well as €2,250m Euro bonds and £1,000m GBP bonds outstanding at 31 December 2025. The Group also has a CNY2,824m bank loan. Refer to Note 19 ‘Borrowings’ for further details about the Group’s bonds.

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

The Group considers its maximum credit risk to be £1,411m (2024: £2,380m) which is the total of the Group’s financial assets, excluding other investments which bear equity risk rather than credit risk.

There has been no change in the estimation techniques or significant assumptions made during the current reporting period in assessing the loss allowance for financial assets at amortised cost since the adoption of IFRS 9.

Treasury-related credit risk

The aggregate credit risk in respect of financial instruments that the Group may have with a counterparty is limited according to the assessed risk of each counterparty. Exposures are regularly monitored against credit limits in accordance with Treasury policy, as approved by the Board.

Expected credit losses on cash and cash equivalents and on third-party financial derivatives for 2025 are assessed to be immaterial and therefore have not been recognised. No such losses were incurred in 2024 or 2023.

The following table summarises the Group’s assessment of its counterparty credit risk.

154	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

	AAA £m	AA £m	A £m	BBB £m	BB+ and below or unrated £m	Total £m
2025
Bank balances and deposits	–	–	658	7	42	707
Money market funds	608	–	–	–	–	608
Government securities	–	–	–	–	9	9
Cash and cash equivalents	608	–	658	7	51	1,324
Derivative financial instruments	–	13	74	–	–	87
Total	608	13	732	7	51	1,411

2024
Bank balances and deposits	–	1	1,658	10	27	1,696
Money market funds	554	–	–	–	–	554
Government securities	–	–	–	–	–	–
Cash and cash equivalents	554	1	1,658	10	27	2,250
Derivative financial instruments	–	14	116	–	–	130
Total	554	15	1,774	10	27	2,380

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

Of the Group’s debt, 57% was held at fixed rates as at 31 December 2025 (2024: 59%), including the impact of swaps. Any bond debt with less than three months to maturity is considered floating rate.

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

The Group has the following derivative financial instruments:

	2025			2024
	Notional amount £m	Fair value of assets £m	Fair value of liabilities £m	Notional amount £m	Fair value of assets £m	Fair value of liabilities £m
Non-current
Fair value hedges – interest rate swap contracts	2,640	3	(23)	2,445	–	(63)
Net investment hedges – foreign exchange contracts	930	6	(11)	175	–	(2)
Current
Fair value hedges – interest rate swap contracts	742	–	(1)	1,396	–	(18)
Net investment hedges – cross currency interest rate swaps	–	–	–	910	61	–
Net investment hedges – foreign exchange contracts	1,392	41	(17)	1,149	39	(20)
Cash flow hedges – foreign exchange contracts	757	11	(10)	538	13	(17)
Derivatives designated and effective as hedging instruments	6,461	61	(62)	6,613	113	(120)

Non-current
Cross currency interest rate swap contracts	–	–	–	499	–	(5)
Current
Cross currency interest rate swap contracts	499	22	–	910	–	(31)
Foreign exchange contracts	1,399	4	(3)	2,032	17	(4)
Derivatives classified as held for trading	1,898	26	(3)	3,441	17	(40)
Total derivative instruments	8,359	87	(65)	10,054	130	(160)

Haleon Annual Report and Form 20-F 2025	155

Notes to the Consolidated Financial Statements continued

Fair value hedges

At issuance in March 2022, $1,750m and €850m bonds were converted from fixed rate to floating rate using interest rate swaps. Further, in April and May 2023 additional $1,400m of bonds issued in March 2022 were converted from fixed to floating rate using interest rate swaps.

At issuance in September 2024, €750m bond was converted from fixed rate to floating rate using interest rate swaps. During second half of 2025, $800m and £350m bonds issued in 2022 and 2024 were converted from fixed rate to floating rate using interest rate swaps.

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

Net investment hedges

At 31 December 2025 and 31 December 2024, certain foreign exchange contracts and cross currency interest rate swaps were designated as net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group’s net investment in its foreign operations as shown in the table above.

The carrying value of the EUR bonds in Note 19 ‘Borrowings’ included £2,169m (2024: £2,062m) that were also designated as hedging instruments in net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group’s net investment in its European (Euro) foreign operations. For net investment hedges, the balance in the foreign currency translation reserve in relation to continuing hedges is £(125)m (2024: £(155)m).

The following tables provide information regarding hedging instruments and the related hedged items as at 31 December:

Hedging instruments

	Average strike price	Notional principal value £m	Change in fair value for recognising hedge ineffectiveness £m	Carrying value assets/ (liabilities) £m
2025
Cash flow hedges
Below 10 years
FX forward contracts/FX swaps	N/A	757	1	1
Fair value hedges
Below 10 years
EUR IRS	2.0%	1,397	(8)	(8)
USD IRS	3.8%	1,635	(16)	(16)
GBP IRS	3.9%	350	3	3
Net investment hedges
Below 10 years
EUR FX Swaps/forwards	1.1	171	(1)	(1)
CNH FX Swaps/forwards	8.9	1,243	1	1
AUD FX Swaps/forwards	2.1	86	(3)	(3)
CAD FX Swaps/forwards	1.8	360	3	3
USD FX Swaps/forwards	1.3	416	16	16
TWD FX Swaps/forwards	40.1	46	2	2
EUR Bonds	N/A	2,183	107	(2,169)

2024
Cash flow hedges
Below 10 years
FX forward contracts/FX swaps	N/A	538	(4)	(4)
Fair value hedges
Below 10 years
EUR IRS	2.0%	1,328	(20)	(20)
USD IRS	3.4%	2,512	(61)	(61)
Net investment hedges
Below 10 years
EUR FX Swaps/forwards	1.2	384	8	8
CNH FX Swaps/forwards	9.0	716	(6)	(6)
AUD FX Swaps/forwards	2.0	81	3	3
CAD FX Swaps/forwards	1.6	96	11	11
TWD FX Swaps/forwards	40.1	47	1	1
CNH CCIRS	8.6	910	61	61
EUR Bonds	N/A	2,076	77	(2,062)

156	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

Hedged items

	2025				2024
	Carrying amount £m	Accumulated fair value adjustments[1] £m	Change in value for calculating hedge ineffectiveness £m	Balance in cash flow hedge reserve[2] £m	Carrying amount £m	Accumulated fair value adjustments[1] £m	Change in value for calculating hedge ineffectiveness £m	Balance in cash flow hedge reserve[2] £m
Cash flow hedges
Pre-hedging of long-term interest rate	–	–	–	(97)	–	–	–	(114)
Transactional FX forecast exposure[3]	757	–	–	(4)	538	–	–	1
Fair value hedges
Bonds[4]	(2,703)	21	21	–	(3,188)	81	81	–
Net investment hedges
Net assets in foreign currency[5]	4,505	(125)	(125)	–	4,310	(155)	(155)	–

[1]	Accumulated fair value adjustments on the hedged items included in the carrying amount of the hedged item.
[2]	Balance in cash flow hedge reserve for continued transactional FX forecast hedges and discontinued hedges net of tax.
[3]	In 2023 the Group established a programme to hedge forecast transactional foreign exchange exposure.
[4]	The difference in change in value for calculating hedge ineffectiveness between derivatives and bonds is due to upfront cash receipt on derivatives and hedge ineffectiveness.
[5]	Relates to net investment hedges which is part of the translation reserve in equity.

The following table details the effectiveness of the hedging relationships and the amounts reclassified from the hedging reserve to the income statement for cash flow hedges, recognised under finance income or expense. There was no ineffectiveness on fair value on net investment hedges.

	Hedging gains/(losses) in other comprehensive income £m	Hedge ineffectiveness in profit or loss £m	Hedged future cash flows no longer expected to occur £m	As hedged item affects profit or loss £m
2025
Cash flow hedges
Transactional FX hedge	19	–	–	17
Pre-hedging of long-term interest rates
Below 10 years	121	–	–	19
10-30 years	18	–	–	2

2024
Cash flow hedges
Transactional FX hedge	9	–	–	11
Pre-hedging of long-term interest rates
Below 10 years	138	–	–	20
10-30 years	23	–	–	2

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

Haleon Annual Report and Form 20-F 2025	157

Notes to the Consolidated Financial Statements continued

	2025		2024
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
Financial assets at fair value through other comprehensive income:
Unlisted equity investments	67	67	82	82
Financial assets measured at amortised cost:
Cash and cash equivalents (including government securities)	716	716	1,696	1,696
Trade and other receivables and certain other non-current assets	1,818	1,818	1,796	1,796
Financial assets mandatorily measured at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	26	26	17	17
Cash and cash equivalents (money market funds)	608	608	554	554
Derivatives designated and effective as hedging instruments
Fair value hedge	3	3	–	–
Cash flow hedge	11	11	13	13
Net investment hedge	47	47	100	100
Total financial assets	3,296	3,296	4,258	4,258
Financial liabilities measured at amortised cost:
Short-term loans and overdrafts	(49)	(49)	(43)	(43)
Other bonds	(3,448)	(3,292)	(4,397)	(4,006)
Long-term loans	(300)	(300)	(290)	(290)
Non-voting preference shares	(25)	(25)	(25)	(25)
Trade and other payables and certain other non-current liabilities in scope of IFRS 9	(3,333)	(3,333)	(3,470)	(3,470)
Bonds in a designated hedge relationship	(4,654)	(4,438)	(5,249)	(5,108)
Financial liabilities mandatorily measured at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	(3)	(3)	(40)	(40)
Derivatives designated and effective as hedging instruments
Fair value hedge	(24)	(24)	(81)	(81)
Cash flow hedge	(10)	(10)	(17)	(17)
Net investment hedge	(28)	(28)	(22)	(22)
Total financial liabilities	(11,874)	(11,502)	(13,634)	(13,102)
Net financial assets and financial liabilities	(8,578)	(8,206)	(9,376)	(8,844)

Financial instruments held at fair value shown according to the fair value hierarchy is provided below. Financial assets and liabilities held at fair value are categorised by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (level 1). Where such prices are not available, the asset or liability is classified as level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as level 3. The methods and assumptions used to estimate the fair values of significant financial instruments on the balance sheet are consistent with those applied for the year ended 31 December 2024.

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

At 31 December 2025	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value through other comprehensive income:
Unlisted equity investments	–	–	67	67
Financial assets at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	–	26	–	26
Cash and cash equivalents (money market funds)	608	–	–	608
Derivatives designated and effective as hedging instruments:
Fair value hedge	–	3	–	3
Cash flow hedge	–	11	–	11
Net investment hedge	–	47	–	47
Total financial assets	608	87	67	762
Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	–	(3)	–	(3)
Derivatives designated and effective as hedging instruments
Fair value hedge	–	(24)	–	(24)
Cash flow hedge	–	(10)	–	(10)
Net investment hedge	–	(28)	–	(28)
Total financial liabilities	–	(65)	–	(65)

158	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

At 31 December 2024	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value through other comprehensive income:
Unlisted equity investments	–	–	82	82
Financial assets at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	–	17	–	17
Cash and cash equivalents (money market funds)	554	–	–	554
Derivatives designated and effective as hedging instruments:
Cash flow hedge	–	13	–	13
Net investment hedge	–	100	–	100
Total financial assets	554	130	82	766
Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	–	(40)	–	(40)
Derivatives designated and effective as hedging instruments
Fair value hedge	–	(81)	–	(81)
Cash flow hedge	–	(17)	–	(17)
Net investment hedge	–	(22)	–	(22)
Total financial liabilities	–	(160)	–	(160)

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

	At 31 December 2025			At 31 December 2024
	Financial instruments £m	Non-financial instruments £m	Total £m	Financial instruments £m	Non-financial instruments £m	Total £m
Trade and other receivables (Note 16)	1,801	257	2,058	1,780	275	2,055
Other non-current assets (Note 16)	17	20	37	16	55	71
Total	1,818	277	2,095	1,796	330	2,126

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

	At 31 December 2025			At 31 December 2024
	Financial instruments £m	Non-financial instruments £m	Total £m	Financial instruments £m	Non-financial instruments £m	Total £m
Trade and other payables (Note 18)	(3,305)	(425)	(3,730)	(3,268)	(437)	(3,705)
Other financial liability (Note 27)	–	–	–	(177)	–	(177)
Provisions (Note 21)	(7)	(102)	(109)	(5)	(170)	(175)
Other non-current liabilities	(21)	(9)	(30)	(20)	(8)	(28)
Total	(3,333)	(536)	(3,869)	(3,470)	(615)	(4,085)

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

The following tables set out the financial assets and liabilities that are offset, or subject to enforceable master netting arrangements and other similar agreements but not offset, as at 31 December 2025 and 31 December 2024. The column ‘Net amount’ shows the impact on the Group’s balance sheet if all offset rights were exercised.

Haleon Annual Report and Form 20-F 2025	159

Notes to the Consolidated Financial Statements continued

At 31 December 2025	Gross financial assets/ (liabilities) £m	Gross financial assets/ (liabilities) set off £m	Net financial assets/ (liabilities) per balance sheet £m	Related amounts not offset £m	Net amount £m
Financial assets
Derivative financial assets	87	–	87	(47)	40
Financial liabilities
Derivative financial liabilities	(65)	–	(65)	47	(18)

At 31 December 2024	Gross financial assets/ (liabilities) £m	Gross financial assets/ (liabilities) set off £m	Net financial assets/ (liabilities) per balance sheet £m	Related amounts not offset £m	Net amount £m
Financial assets
Derivative financial assets	130	–	130	(90)	40
Financial liabilities
Derivative financial liabilities	(160)	–	(160)	90	(70)

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

	2025 Increase/(decrease) in income £m	2024 Increase/(decrease) in income £m
10 cent appreciation of the US Dollar	3	2
10 cent depreciation of the US Dollar	(3)	(2)
10 cent appreciation of the Euro	(2)	1
10 cent depreciation of the Euro	2	–

The equity impact, shown below, for foreign exchange sensitivity relates to derivative and non-derivative financial instruments hedging the Group’s net investments in its European (Euro) and Chinese (CNY) foreign operations and cash flow hedges of its foreign exchange exposure arising in Euro and US Dollar.

	2025 (Decrease)/increase in equity £m	2024 (Decrease)/increase in equity £m
10 cent appreciation of the CNY	(13)	(17)
10 cent depreciation of the CNY	13	17
10 cent appreciation of the Euro	(216)	(189)
10 cent depreciation of the Euro	182	160
10 cent appreciation of the US Dollar	(33)	(6)
10 cent depreciation of the US Dollar	29	5

Interest rate sensitivity

The Group is exposed to interest rate risk on its outstanding borrowings and investments where any changes in interest rates will affect future cash flows or the fair values of financial instruments. The table below shows the Group’s hypothetical sensitivity to changes in interest rates in relation to Pound Sterling, US Dollar and Euro variable rate financial assets and liabilities, including derivatives. If the interest rates applicable to floating-rate financial assets and liabilities were to have increased by 1% (100 basis points), and assuming other variables had remained constant, it is estimated that the Group’s finance income for 2025 would have decreased by approximately £10m (2024: decreased by approximately £12m). A 1% (100 basis points) movement in US Dollar interest rates would not have any impact to equity (2024: no impact to equity). A 1% (100 basis points) movement in interest rates in relation to Pound Sterling or Euro is not deemed to have a material effect on equity (2024: not deemed to have a material effect on equity).

	2025 Increase/(decrease) in income £m	2024 Increase/(decrease) in income £m
1% (100 basis points) increase in Pound Sterling interest rates	16	13
1% (100 basis points) increase in US Dollar interest rates	(19)	(17)
1% (100 basis points) increase in Euro interest rates	(7)	(8)

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

160	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

At 31 December 2025	Borrowings £m	Interest on borrowings £m	Lease liabilities £m	Interest on lease liabilities £m	Trade payables and other liabilities not in net debt £m	Total £m
Due in less than one year	788	253	48	4	3,324	4,417
Between one and two years	1,547	210	43	2	8	1,810
Between two and three years	1,012	190	12	1	1	1,216
Between three and four years	897	148	7	1	–	1,053
Between four and five years	668	129	4	–	–	801
After five years	3,539	888	19	–	–	4,446
Gross contractual cash flows	8,451	1,818	133	8	3,333	13,743

At 31 December 2024
Due in less than one year	1,437	270	50	3	3,485	5,245
Between one and two years	694	253	36	2	8	993
Between two and three years	1,587	209	19	1	1	1,817
Between three and four years	919	190	9	–	–	1,118
Between four and five years	1,075	149	6	–	–	1,230
After five years	4,267	1,072	3	–	–	5,342
Gross contractual cash flows	9,979	2,143	123	6	3,494	15,745

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

	2025		2024
	Receivables £m	Payables £m	Receivables £m	Payables £m
Foreign exchange contracts
Due in less than one year	7,039	(7,013)	8,912	(8,873)
Between one and two years	170	(161)	103	(100)
Between two and three years	–	–	110	(104)
Between four and five years	894	(829)	–	–
Interest rate swap contracts
Due in less than one year	1,366	(1,350)	3,302	(3,330)
Between one and two years	371	(367)	1,242	(1,242)
Between two and three years	696	(697)	341	(347)
Between three and four years	255	(255)	620	(625)
Between four and five years	49	(52)	223	(227)
After five years	1,244	(1,257)	458	(468)
Gross contractual cash flows	12,084	(11,981)	15,311	(15,316)

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

Performance Share Plan

Under the Performance Share Plan, awards are granted to Executive Directors and other employees over ordinary shares or ADSs in Haleon plc at no cost. The percentage of each award that vests is based upon the performance of the Group over a defined measurement period with dividends reinvested during the same period. The performance conditions attached to each award are based on three measures over a three-year performance period. These are cumulative free cash flow (50%), adjusted diluted EPS growth (30%) and organic operating margin improvement (20%). In addition, an environmental, social and governance (ESG) qualifier applies which can reduce the level of the overall vesting by up to 75%.

Share Value Plan

Under the Share Value Plan, awards are granted to qualifying employees over ordinary shares or ADSs in Haleon plc at no cost. These awards generally vest after three years and there are normally no performance conditions attached. The fair value of these awards is determined based on the closing share price on the day of grant and adjusted for the expected dividend yield of 2.06% (2024: 2.22%, 2023: 1.54%) during the vesting period.

Sharesave and Share Reward Plans

The Sharesave and Share Reward Plans are HMRC-approved savings-related plans. These plans are made available to all UK employees.

The Sharesave Plan enables participants to save up to £500 per month, over a fixed three-year period. At the end of the fixed period the savings can be used to purchase ordinary shares in the Company at a predetermined discount of up to 20%, which is set at the time of each Sharesave launch.

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

Haleon Annual Report and Form 20-F 2025	161

Notes to the Consolidated Financial Statements continued

The total cost of each of the relevant schemes is as below:

Charge (£m)	2025	2024
Equity-settled
Performance Share Plan	25	29
Share Value Plan	60	72
Sharesave Plan	1	1
Cash-settled
Performance Share Plan	1	1
Share Value Plan	8	14
Total	95	117

The Group has £20m of outstanding liabilities as at 31 December 2025 in relation to cash-settled awards (2024: £25m). There were £13m worth of releases from Group cash-settled provision in 2025 (2024: £3m). There were no cancellations or modifications to awards in 2025 or 2024.

The movements in ordinary shares, ADS awards and share options during the year, split between each of the relevant schemes, are shown below:

	Performance Share Plan		Share Value Plan		Sharesave Plan[1]
Number of share awards ('000)	Ordinary shares	ADS	Ordinary shares	ADS	Share options
At 1 January 2024	19,041	3,551	38,941	12,855	5,490
Awards granted	11,830	945	18,442	5,329	757
Dividends reinvested	475	54	14	–	n/a
Awards released/exercised	(537)	(573)	(6,495)	(2,080)	(206)
Awards forfeited	(3,130)	(1,060)	(6,032)	(2,199)	(670)
At 31 December 2024	27,679	2,917	44,870	13,905	5,371
Awards granted	10,241	841	17,507	5,414	1,711
Dividends reinvested	491	44	18	–	n/a
Awards released/exercised	(6,529)	(820)	(14,555)	(4,629)	(472)
Awards forfeited	(4,797)	(492)	(4,515)	(1,273)	(363)
At 31 December 2025	27,085	2,490	43,325	13,417	6,247

[1]	Number of share options exercisable as at 31 December 2025 was 510,361 (2024: 156,008).

Fair value of awards

The weighted average fair values of share awards and share options granted during the year were as below:

Weighted fair value	2025	2024
Performance Share Plan
Ordinary shares	£3.91	£3.46
ADSs	$8.96	$8.62
Share Value Plan
Ordinary shares	£3.74	£3.20
ADSs	$9.72	$8.14
Sharesave Plan[1]
Share options	£1.00	£1.04
[1]	Weighted average exercise prices (£) for options exercised during the year was £2.30 (2024: £2.28).

For the purposes of valuing options in relation to the Sharesave Plan to arrive at the share-based payment charge, a Black-Scholes option pricing model has been used. The assumptions used in the model are as follows:

	2025 Grant	2024 Grant
Weighted average fair value at the measurement date (£)	1.00	1.04
Risk-free interest rate (%)	3.79	4.22
Expected dividend yield (%)	2.28	2.02
Volatility (%)	21.19	20.94
Expected life (years)	3.5	3.50
Sharesave Plan-related options grant price (including 20% discount) (£)	2.94	3.00

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the share options is indicative of future trends, which may not necessarily be the actual outcome.

At 31 December 2025, the range of exercise prices on options outstanding were between £2.27 to £3.00 (2024: £2.27 to £3.00) with remaining weighted average contractual life of 1.4 years (2024: 1.5 years). The weighted average market price on exercise during the year was £3.69 (2024: £3.50).

There has been no change in the effective exercise price of any outstanding options during the year.

Employee benefit trusts

The Group sponsors employee benefit trusts (EBTs) to acquire and hold shares in Haleon plc to satisfy awards made under employee share plans. The trustees of the EBTs purchase shares with finance provided by the Group by way of gifts or loans or alternatively the Group transfers treasury shares to the EBTs to satisfy obligations towards employees. The costs of running the EBTs are charged to the income statement. Shares held by the EBTs are deducted from other reserves and amortised down to the value of proceeds, if any, receivable from other subsidiaries on exercise by a transfer to retained earnings. The trustees have waived their rights to dividends on the shares held by the EBTs. At 31 December 2025, the EBTs held 1.3m shares (2024: 0.6m shares, 2023: 10.4m shares) with a market value of £5m (2024: £2m, 2023: £34m).

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

162	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

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

Acquisitions

In China, the Group’s OTC business (which represents c.40% of Haleon’s total China business) is conducted through a subsidiary. The subsidiary Tianjin TSKF Pharmaceutical Co., Ltd. (TSKF) was a joint venture between Haleon, the Tianjin Pharmaceutical Group (TPG) and Tianjin Pharmaceutical Da Ren Tang Group Corporation Limited (DRTG).

On 27 December 2024, Haleon completed the purchase of 33% of the equity interest in TSKF from the partners, TPG and DRTG for a total consideration of RMB 4,465 million (£486 million). The transactions were recognised in retained earnings. Haleon also signed an amended Joint Venture Agreement with DRTG which gave the Group an option to buy the remaining 12% of TSKF. The Group recognised a financial liability of £177m as the option value. The option value was determined based on the same equity value used for the 33% equity interest purchase. As a result, because the Haleon option over the shares to be purchased gave Haleon present access to returns over these shares held by DRTG, the non-controlling interest presented in equity for the 12% was derecognised.

On 27 June 2025, Haleon completed the purchase of the remaining 12% equity interest in TSKF from the partner, DRTG for a total consideration of RMB 1,623 million (£0.2 billion). Prior to this transaction, the Group already had control over TSKF and therefore it was consolidated but post this transaction, TSKF is a wholly owned subsidiary of the Group.

Disposals

During the year ended 31 December 2025, there were no new disposals by the Group, however, the Group recognised a further £12m gain in relation to the sale of the Nicotine Replacement Therapy (NRT) business which took place in 2024.

On 30 September 2024, the Group completed the sale of the NRT business outside the US to Dr Reddy’s Laboratories SA for a total consideration of £485m (with additional proceeds from the transfer of inventory). This comprises an upfront payment of £458m and a deferred, performance-based consideration with an estimated fair value of £27m as of 30 September 2024. The Group recognised a £121m gain on disposal in 2024, net of deal costs. In addition, the Group previously incurred £10m of deal costs in 2023.

On 31 May 2024, the Group completed the disposal of the rights in the ChapStick brand to Suave Brands Company, a portfolio company of Yellow Wood Partners, for a cash consideration of £324m ($410m), as well as a passive minority interest valued at £80m in the Suave Brands Company. No pre-tax loss or gain was recognised on the disposal.

28.Post balance sheet events

On 8 January 2026, the Group announced that it is evolving its operating model in support of its Win as One strategy to drive its growth, productivity and culture agenda. These changes are expected to be implemented by mid-2026. As a result of our new operating model, we will update our segmental disclosures. It is impractical to provide a reliable quantitative estimate of the impact to the disclosures at this stage; an update will be provided in our half year reporting.

The implementation of the operating model is expected to result in annualised gross cost savings of c.£175m-200m over the next two years, with a third of the savings delivered in 2026 and the remainder in 2027. We expect to incur one-time costs similar to the annualised gross savings with a higher proportion of costs weighted towards 2026.

On 25 February 2026, the Board proposed a final dividend of 4.9p per ordinary share for a total amount of approximately £439m. Subject to shareholder approval at the Company’s AGM, this dividend will be paid on 14 May 2026 to holders of ordinary shares and ADSs on the register as of 10 April 2026. The dividend will be paid out of retained profits.

29.Subsidiaries

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

No subsidiaries are excluded from the Group consolidation.

Haleon Annual Report and Form 20-F 2025	163

Notes to the Consolidated Financial Statements continued

List of subsidiaries

A full list of the Company’s subsidiaries (as defined in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008) as at 31 December 2025 is detailed below:

Company name	Effective % ownership	Security	Registered address
Wholly owned subsidiaries
Altogether Services, Inc.	100%	Common	c/o United Corporate Services Inc., 10 Bank Street, Suite 560, White Plains NY 10606, United States
Consumer Healthcare Holdings Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Consumer Healthcare Intermediate Holdings Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Duncan Consumer Healthcare Philippines Inc.	100%	Common	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines
Ferrosan ApS	100%	A Shares, B shares	Delta Park 37, 2665, Vallensbæk Strand, Denmark
GlaxoSmithKline Asia Private Limited	100%	Equity	Patiala Road, Nabha 147201, Dist Patiala, Punjab, India
GlaxoSmithKline Consumer Healthcare (UK) (No.1) Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
GlaxoSmithKline Consumer Healthcare Vietnam Company Limited	100%	Charter Capital	Floor 16, Metropolitan, 235 Dong Khoi, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam
GlaxoSmithKline Consumer Private Limited	100%	Equity	Patiala Road, Nabha 147201, Dist Patiala, Punjab, India
GlaxoSmithKline Paraguay S.A.	100%	Ordinary	Oficial Gilberto Aranda 333, Planta Alta casi Salvador del Mundo, Asuncion, Paraguay
GSK Consumer Healthcare Trinidad and Tobago Limited	100%	Ordinary	Trinidad & Tobago Limited Head Office, 18 Chotoo Road Extension, Aranguez, San Juan, Trinidad and Tobago
Haleon Alcala, S.A.	100%	Ordinary	Ctra de Ajalvir Km 2.500, Alcala de Henares, 28806, Madrid, Spain
Haleon Arabia Limited	100%	Ordinary	603 Salamah Tower, 6th Floor, Madinah Road, Al-Salamah District, Jeddah 21425, Saudi Arabia
Haleon Argentina S.A.	100%	Ordinary	Tucuman 1, 4th Floor, City of Buenos Aires, C1049AAA, Argentina
Haleon Australia Pty Ltd.	100%	Ordinary	Level 48, 8 Parramatta Square, 10 Darcy Street, Parramatta, Sydney NSW 2150, Australia

Company name	Effective % ownership	Security	Registered address
Haleon Austria GmbH	100%	Ordinary	Schottenring 25, Wien, 1010
Haleon Bangladesh Limited	100%	Ordinary	K-248/1 Dewalibari, Konabari, Gazipur-1700, Bangladesh
Haleon Belgium N.V.	100%	Ordinary	Da Vincilaan 5, 1930 Zaventem, Belgium
Haleon Brasil Distribuidora Ltda.	100%	Quotas	Av das Americas, 3500, 4th floor, rooms 407-420, Rio de Janeiro, RJ, 22621-000, Brazil
Haleon Canada ULC / Haleon Canada SRI	100%	A Class Preference, Common	1133 Melville Street, Suite 3500, The Stack, Vancouver BC V6E 4E5, Canada
Haleon CH Holding SARL	100%	Ordinary	Route de l’Etraz, 1197 Prangins, Switzerland
Haleon (China) Co., Ltd.	100%	Registered Capital	Room 506, No.1 Shen’gang Boulevard, Lin-gang Special Area of China Pilot Free Trade Zone, Shanghai, 200000, China
Haleon CH Israel Ltd.	100%	Ordinary	25 Basel Street, Petech Tikva 49510, Israel
Haleon CH SARL[2]	100%	Ordinary	Route de L’Etraz, 1197 Prangins, Switzerland
Haleon Chile SpA	100%	Interests Share	Av. Andrés Bello N°2687, 25th floor, Las Condes, Chile
Haleon Colombia S.A.S.	100%	Ordinary	Carrera 7 No. 113-43 Piso 4, Colombia
Haleon Consumer Health (Thailand) Limited	100%	Ordinary	13th Floor, Unit 13.06, Wave Place Building, 55 Wireless Road, Lumpini Sub-district, Pathumwan District, Bangkok, 10330, Thailand
Haleon Consumer Healthcare Mexico, Sociedad de Responsabilidad Limitada de Capital Variable	100%	Ordinary, Ordinary Variable	Boulevard Adolfo Ruiz Cortines No. 3720, Torre 3 Piso 11, Colonia Jardines del Pedregal, Alcaldía Alvaro Obregón, Ciudad de México, C.P. 01900, Mexico
Haleon Costa Rica S.A.	100%	Ordinary	Oficentro Terracampus, Edificio, Uno, Quinto Piso, Autopista Florencio del Castillo, kilometro siete, Cartago, La Unión San Diego, Costa Rica, 30302
Haleon Czech Republic s.r.o.	100%	Ordinary	Hvezdova 1734/2c, Prague, 4 140 00, Czech Republic
Haleon Denmark Aps	100%	Ordinary	Delta Park 37, 2665, Vallensbæk Strand, Denmark
Haleon EG General Trading LLC	100%	Quotas	North 90th street, Boomerang Building, 5th District, Cairo, Egypt

164	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

Company name	Effective % ownership	Security	Registered address
Haleon EG Limited	100%	Ordinary	North 90th street, Boomerang Building, 5th District, Cairo, Egypt
Haleon Finland Oy	100%	Ordinary	Energiakuja 3, Helsinki, 00180, Finland
Haleon France	100%	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France
Haleon Germany GmbH	100%	Ordinary	Barthstr. 4, 80339, München, Germany
Haleon Hellas Single Member Societe Anonyme	100%	Ordinary	11 Kifisias Avenue, Athens, Attica, 151 23, Greece
Haleon Holdings (No.2) LLC[2]	100%	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Haleon Hong Kong Limited	100%	Ordinary	Unit 2810-2812, 28/F, Airside, 2 Concorde Road, Kai Tak Hong Kong, China
Haleon Hungary Korlátolt Felelosségu Társaság	100%	Membership Interests	H-1124, Csorsz utca 43, Budapest, Hungary
Haleon Insurance Limited	100%	Ordinary	Dorey Court, Admiral Park, St Peter Port, GY1 4AT, Guernsey
Haleon Intermediate Holdings Limited[1,2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, United Kingdom
Haleon Ireland Dungarvan Limited	100%	Ordinary	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland
Haleon Ireland Limited	100%	Ordinary	Clocherane, Youghal Road, Dungarvan, Waterford, Ireland, X35 Y983
Haleon Italy Manufacturing S.r.l.	100%	Quotas	90, Via Nettunese, 04011, Aprilia (Prov. di Latina), Italy
Haleon Italy S.r.l.	100%	Ordinary	Via Monte Rosa 91, Milano, Italy, 20149
Haleon Japan K.K.	100%	Ordinary	1-8-1 Akasaka Minato-ku, Tokyo, Japan
Haleon Kazakhstan Limited Liability Partnership	100%	Charter Capital	32 A Manasa Str., Bostandyk District, Almaty, 050008, Kazakhstan
Haleon Kenya Limited	100%	Ordinary	Likoni Road, PO Box 78392, Nairobi, Kenya
Haleon Korea Co., Ltd.	100%	Ordinary	9F LS Yongsan Tower, 92 Hangang-daero, Yongsan-gu, Seoul, 04386, Republic of Korea
Haleon Lanka (Private) Limited	100%	Ordinary	World Trade Center, Level 34, West Tower, Echelon Square, Colombo 1, Sri Lanka
Haleon Lanka Enterprises Limited	100%	Ordinary, Ordinary B	121 Galle Road, Kaldemulla, Moratuwa, Sri Lanka

Company name	Effective % ownership	Security	Registered address
Haleon Levice, s.r.o.	100%	Ordinary	Priemyselny Park Gena, Ul. E. Sachsa 4-6, 934 01, Levice, Slovakia
Haleon Malaysia Sdn. Bhd.	100%	Ordinary	Lot 89, Jalan Enggang, Ampang/Hulu Kelang Industrial Estate, Selangor Darul Ehsan, 68000 Ampang, Malaysia
Haleon Netherlands B.V.	100%	Ordinary	Van Asch van Wijckstraat 55G, 3811 LP, Amersfoort, Netherlands
Haleon Netherlands Capital B.V.	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, United Kingdom
Haleon New Zealand ULC	100%	Ordinary	Level 1, 1.04, 12 Madden Street, Auckland, 1010, New Zealand
Haleon Norway AS	100%	Ordinary	Lysaker Torg 5, 3rd floor, Lysaker, 1366, Norway
Haleon Panama S.A.	100%	Ordinary	Urbanizacion Industrial Juan D, Calles A Y B, Republic of Panama, Panama
Haleon Panama Sociedad de Responsabilidad Limitada	100%	Participation Interests	Urbanizacion Industrial Juan D, Calles A Y B, Republic of Panama, Panama
Haleon Peru S.R.L	100%	Ordinary	Av Jorge Basadre 349, piso 5, San Isidro, Lima, 05W-109, Peru
Haleon Philippines, Inc.	100%	Common	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines
Haleon Poland sp. z.o.o.	100%	Ordinary	Rzymowskiego 53, 02-697, Warszawa, Poland
Haleon Portugal, Lda.	100%	Ordinary Quota	Empreendimento Alfrapark, Estrada de Alfragide, ng 67, Ediffcio C, Pisa 2, Amadora, Portugal, 2610-008
Haleon Romania SRL	100%	Ordinary	1-5 Costache Negri Street, Opera Center One, 6th floor (Zone 2), District 5, Bucharest, Romania
Haleon (Shanghai) Health Management Consulting Co., Ltd.	100%	Registered Capital	Unit 03, 25th floor, No. 90 Qirong Road, Pilot Free Trade Zone, Shanghai, China
Haleon (Suzhou) Pharmaceutical Co., Ltd.	100%	Registered Capital	4 Baodai West Road, Suzhou, Jiangsu Province, 215128, China
Haleon (Suzhou) Technology Co., Ltd.	100%	Registered Capital	Second floor of the Administrative Building, No. 669, Gangpu, Guoxiang Street, Wuzhong Economic Development Zone, Suzhou, China

Haleon Annual Report and Form 20-F 2025	165

Notes to the Consolidated Financial Statements continued

Company name	Effective % ownership	Security	Registered address
Haleon Schweiz AG	100%	Ordinary	Suurstoffi 14, 6343, Rotkreuz, Switzerland
Haleon Singapore Pte. Ltd.	100%	Ordinary	23, Rochester Park #03-02, Singapore, 139234, Singapore
Haleon Slovakia s. r. o.	100%	Ownership Interests	Galvaniho 7/A, Bratislava, 821 04, Slovakia
Haleon South Africa (Pty) Ltd.	100%	Ordinary	17 Muswell Road South, Block D - Wedgefield Phase 2, Bryanston, Gauteng, 2191, South Africa
Haleon South Africa No 2 (Pty) Ltd.	100%	Common	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa
Haleon Spain, S.A.	100%	Ordinary	Paseo de la Castellana, 259D, planta 32, Madrid, Spain, 28046
Haleon Sweden AB	100%	Ordinary	Gävlegatan 16, 113 30, Stockholm, Sweden
Haleon (Taizhou) Technology Co., Ltd.	100%	Registered Capital	Room 718 in Building D, Phase II of New Drug Innovation Base, Taizhou, Jiangsu Province, 225300, China
Haleon Tuketici Sagligi Anonim Sirketi	100%	Nominative	Esentepe Mah. Bahar Sk. Özdilek River Plaza, Vyndham Grand No: 13 İç Kapı No: 80 Şişli, Istanbul, Turkey
Haleon UK Capital plc	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Corporate Director Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Corporate Secretary Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Enterprises Limited[2]	100%	Voting shares	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Export Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, United Kingdom
Haleon UK Finance (USD) Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Finance Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Holding Canada Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Holding New Zealand Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England

Company name	Effective % ownership	Security	Registered address
Haleon UK Holding Sri Lanka Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Holdings (No.1) Limited[2]	100%	Non-voting Preference Shares, Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Holdings (No.2) Limited[2]	100%	A Shares, B Shares, Preference Shares, Deferred Shares	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Holdings (No.3) Limited	100%	Non-voting Preference Shares, Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Holdings (No.7) Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Holdings Limited[2]	100%	A Shares, B Shares, C Shares	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK IP (No.2) Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, United Kingdom
Haleon UK IP Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Research Limited	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Services Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Trading Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, England
Haleon UK Trading Services Limited[2]	100%	Ordinary	Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY, United Kingdom
Haleon US Capital LLC[2]	100%	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Haleon US Holdings Inc.	100%	Preferred, Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Haleon US Holdings LLC[2]	100%	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Haleon US Inc.	100%	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

166	Annual Report and Form 20-F 2025 Haleon

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

Company name	Effective % ownership	Security	Registered address
Haleon US IP LLC	100%	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Haleon US LLC	100%	LLC Interests	Corporation Service Company, 2595 Interstate Drive Suite 103, Harrisburg PA 17110, United States
Haleon US Services Inc.	100%	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Iodosan S.p.A.	100%	Ordinary	Via Monte Rosa 91, Milano, Italy, 20149
JSC Haleon Rus	100%	Ordinary	Premises III, Room 9, floor 6, Presnenskaya nab. 10, 123112, Moscow, Russian Federation
Limited Liability Company “Haleon Ukraine”	100%	Ownership Interests	Pavla Tychyny avenue, 1-V, Kiev, 02152, Ukraine
N.C.H. - Nutrition Consumer Health Ltd	100%	Ordinary	14 Hamephalsim St, Petach Tikva, Israel
Panadol GmbH	100%	Ordinary	Barthstr. 4, 80339, München, Germany
PF Consumer Healthcare B.V.	100%	Class A, Class B	Van Asch van Wijckstraat 55G, 3811 LP Amersfoort, Netherlands
PF Consumer Healthcare Brazil Importadora e Distribuidora de Medicamentos Ltda	100%	Quota	Barueri, at Avenida Ceci, No.1900, Block III, Part 67, Tambore District, Sao Paulo, 06460, Brazil
PF Consumer Healthcare Canada ULC / PF Soins De Sante SRI	100%	Common	1133 Melville Street, Suite, 3500, The Stack, Vancouver BC V6E 4E5, Canada
PF Consumer Healthcare Holding B.V.	100%	Ordinary	Van Asch van Wijckstraat 55G, 3811 LP Amersfoort, Netherlands
PF Consumer Taiwan LLC	100%	Interests	The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, United States
Pfizer PFE Colombia S.A.S	100%	Common	Carrera 7 No. 113 - 43 Piso 4, Colombia
PT Haleon Indonesia Trading	100%	Ordinary	Pondok Indah Office Tower 5 Level 12, Suite 1201, Jalan Sultan Iskandar Muda Kav. V-TA, Pondok Pinang, Jakarta Selatan 12310, Indonesia

Company name	Effective % ownership	Security	Registered address
PT Sterling Products Indonesia	100%	A Shares, B Shares	Pondok Indah Office Tower 5 Level 12, Suite 1201, Jalan Sultan Iskandar Muda Kav. V-TA, Pondok Pinang, Jakarta Selatan 12310, Indonesia
PT. Bina Dentalindo[3]	100%	Ordinary	Gedung Graha Ganesha Lantai 3, Jl Raya Bekasi Km 17, No5, Jakarta Timur 13930, Indonesia
Stafford-Miller (Ireland) Limited[2]	100%	Ordinary	Clocherane, Youghal Road, Dungarvan, Waterford, Ireland, X35 Y983
Sterling Drug (Malaya) Sdn Berhad	100%	Ordinary	Lot 89, Jalan Enggang, Ampang / Hulu Kelang Industrial Estate, Selangor Darul Ehsan, 68000 Ampang, Malaysia
Sterling Products International, Incorporated	100%	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Treerly Health Co., Ltd.	100%	Registered Capital	Unit 01A, Room 3901, No 16. East Zhujiang Road, Tianhe District, Guangzhou City, China
Tianjin TSKF Pharmaceutical Co., Ltd[2]	100%	Ordinary	Cheng Lin Zhuang Industrial Zone, Dong Li District, Tianjin, 300163, China

Haleon Annual Report and Form 20-F 2025	167

Notes to the Consolidated Financial Statements continued

Subsidiaries where the effective interest is less than 100%

Company name	Effective % ownership	Security	Registered address

Haleon-Gebro Consumer Healthcare GmbH	50.0%	Ordinary	Bahnhofbichl 13, 6391 Fieberbrunn, Kitzbühel, Austria
Haleon Pakistan Limited	85.8%	Ordinary	11-A, 11th Floor, Sky Tower (East Wing), Dolmen City, HC-3, Block 4, Scheme-5, Clifton, Karachi, Sindh 75600, Pakistan
Haleon US Enterprises Inc.	88.0%	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Haleon US LP	88.0%	Partnership Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Haleon Taiwan Consumer Health Corporation	55.0%	Ordinary	24F, No. 66, Sec 1, Zhong Xiao W. Rd, Taipei 100, Taiwan
[1]	Directly held by Haleon plc.
[2]	Principal subsidiary of the Group as at 31 December 2025.
[3]	The company is in liquidation.

The following UK subsidiaries will take advantage of the audit exemption set out within Section 479A of the Companies Act 2006, supported by guarantees issued by Haleon plc (under section 479C of the Companies Act 2006) over their liabilities for the year ended 31 December 2025. Unless otherwise stated, the undertakings listed below are owned, either directly or indirectly, by the Company.

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

The following UK subsidiaries, having not traded during the year, will take advantage of the audit exemption set out within Section 480 of the Companies Act 2006 for the year ended 31 December 2025. Unless otherwise stated, the undertakings listed below are owned, either directly or indirectly, by the Company.

Name	Company number
Haleon UK Corporate Director Limited	13401336
Haleon UK Corporate Secretary Limited	13434151

168	Annual Report and Form 20-F 2025 Haleon

This page intentionally left blank Haleon Annual Report and Form 20-F 2025 169 Consolidated Financial Statements Other Information Parent Company Financial Statements Corporate Governance Strategic Report

This page intentionally left blank 170 Haleon Annual Report and Form 20-F 2025

This page intentionally left blank Haleon Annual Report and Form 20-F 2025 171 Consolidated Financial Statements Other Information Parent Company Financial Statements Corporate Governance Strategic Report

This page intentionally left blank 172 Haleon Annual Report and Form 20-F 2025

This page intentionally left blank Haleon Annual Report and Form 20-F 2025 173 Consolidated Financial Statements Other Information Parent Company Financial Statements Corporate Governance Strategic Report

This page intentionally left blank 174 Haleon Annual Report and Form 20-F 2025

Directors’ Report This Directors’ Report contains information to be given in accordance with the Companies Act 2006. Relevant information below, which is contained elsewhere in this Annual Report, is incorporated by cross reference. Group subsidiaries As a Group that operates globally, Haleon’s operations and activities are carried out by subsidiaries, branches and scientific/ representative offices established under the laws of many jurisdictions. A full list of subsidiaries is provided at Note 29 of the Consolidated Financial Statements from page 163. Directors’ powers The Directors may exercise all the powers of the Company, subject to the Articles of Association (Articles), legislation and regulation. This includes the ability, subject to shareholder approval at Haleon’s AGM each year, to exercise the authority to allot or purchase the Company’s shares. Further details of the powers of the Directors can be found in the Articles of Association section on page 191. Conflicts of interest Under the Articles and as permitted by the Companies Act, the Board may authorise any matter which would otherwise involve a Director breaching their duty to avoid conflicts of interest and may attach to any such authorisation such conditions and/or restrictions as the Board deems appropriate (including in respect of the receipt of information or restrictions on participation at Board meetings). The Board has a formal system for Directors to declare such situations to be considered for authorisation by those Directors who have no interest in the matter being considered. Situations considered by the Board and authorisations given are recorded in the Board minutes and in a register of conflicts maintained by the Company Secretary and are reviewed annually by the Board. The Board believes that this system operates effectively. Insurance and indemnities The Company maintained directors’ and officers’ liability insurance cover during the period of this Annual Report. Each Director also benefits from an indemnity provided by the Company in respect of any proceedings brought by third parties against them personally in their capacity as Director. Code of Conduct Our Code of Conduct (Code) was updated in 2025 and applies to the Board and Executive Team, employees and third-party temporary workers and complies with the NYSE rules as set out in Section 406 of SOX. Our Code includes a prohibition on engaging in insider trading or use of non-public information that could manipulate the price of Haleon’s shares, either to our own advantage or for another person and also applies to any other company with which we do business. Further details on our Code are set out in the Strategic Report on page 39, and the Board’s oversight of the Code is set out on pages 66 and 72. Haleon has also adopted an insider trading policy governing the purchase, sale and/or other disposition of our securities by our Directors, officers and covered employees, which we believe is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and exchange listing standards. Shares As at 31 December 2025, the Company had 8,952,353,648 ordinary shares of £0.01 each and 25,000,000 non-voting preference shares of £1.00 each in issue. As at 31 December 2025, the Company had 45,745,646 ordinary shares held as treasury shares. There are no special control rights or restrictions on share transfers or limitations on the holding of any class of shares. Further information about the Company’s ordinary shares and non-voting preference shares can be found under Articles of Association on page 191. Authority to purchase shares At its AGM held in May 2025, Haleon received shareholder approval to make purchases of its own ordinary shares on-market up to a maximum number representing 10% of its issued share capital. During the year, the Company purchased a total of 175,806,525 ordinary shares of £0.01 each. The shares repurchased in 2025 comprised 1.96% of Haleon’s total issued share capital as at 31 December 2025. Further information on each purchase is set out below. Resolutions seeking shareholder authority for the purchase of the Company’s shares will be put to shareholders at the AGM to be held on 29 April 2026. The Company utilised the authority obtained at its 2025 AGM to undertake an on-market share buyback programme which was announced to the market on 28 March 2025. The first tranche of the buyback programme commenced on 28 March 2025 for an aggregate consideration of approximately £200m and concluded on 26 June 2025 with Haleon re-purchasing c.51m shares. The purpose of the first tranche of the buyback programme was to reduce the Company's share capital. On 31 July 2025, we announced the commencement of the second tranche of the buyback programme for an aggregate consideration of approximately £280m. This was made up of approximately £130m to complete the remainder of the £500m allocated to share buybacks in 2025, with a purpose of reducing the Company's share capital, and a further c.£150m for the purposes of satisfying Haleon's obligations under its existing employee share plans in 2026 and 2027. The second tranche of the buyback programme concluded on 1 October 2025 with Haleon re-purchasing c.80.6m shares. The Company also used the authority obtained at its 2024 AGM on 21 March 2025 to make an off-market purchase of 44,155,844 shares from Pfizer, at a price per share of £3.85 and a total consideration of approximately £170m. The purpose of the off-market purchase was to reduce the Company's share capital. For further details of the terms of the off-market buyback contract with Pfizer, please see Haleon’s Notice of 2024 AGM available on Haleon’s website. Dividends and dividend policy On 25 February 2026, the Board proposed a final dividend of 4.9p per ordinary share which will be paid, subject to shareholder approval, following the Company’s 2026 AGM. The Company paid an interim dividend of 2.2p per ordinary share on 18 September 2025 in respect of its 2025 half-year results. Haleon has a dividend policy that looks to balance all its stakeholders’ interests while ensuring the long-term success of the Company. Subject to market conditions and Board approval, Haleon expects to grow its ordinary dividend at least in line with adjusted earnings. Future ordinary dividends are expected to be paid half-yearly with approximately one third of the dividend paid as an interim dividend, following the Company’s half-year results, and the balance paid as a final dividend, subject to shareholder approval, following the Company’s AGM. Dividends are announced in Pound Sterling, with an equivalent US Dollar amount paid in respect of the Company’s ADSs. Other Information Haleon Annual Report and Form 20-F 2025 175 Parent Company Financial Statements Consolidated Financial Statements Corporate Governance Strategic Report

Directors’ Report continued The Trustees of the Haleon employee benefit trusts, which are independent of the Company, waived the right to dividends paid during the year. Under the Company’s ADS programme, the right to dividends in relation to the ordinary shares underlying the ADSs was waived during the year, under an arrangement whereby the Company pays the monies to satisfy any dividends separately to the Depositary for distribution to ADS holders entitled to the dividend. This arrangement is expected to continue for future dividends. See Note 19 to the Consolidated Financial Statements on page 145 for information on dividends paid on non-voting preference shares and Note 10 on page 136 for information on dividends paid on ordinary shares. Financial risk management The Group’s financial risk management objectives and policies, including its use of financial instruments, are set out in Note 25 to the Consolidated Financial Statements from page 153. Future business developments of the Group Details are set out in the Strategic Report from page 2. Our Code is available at www.haleon.com/ who-we-are/Governance/codes-policies-and-standards Share plan details 2025 share awards and grants to employees Our current policy is to settle the majority of awards or grants under the Company’s share plans with shares held in treasury or purchased in the market, however, the Company continues to review this policy. The Company’s share plans incorporate the Investment Association’s current guidelines on dilution. During the year, the Company satisfied its obligations under its share plans solely via treasury shares which were purchased as part of an on-market buyback. As at 31 December 2025, there were 6,077,095 options outstanding, solely in respect of the Company’s HMRC-approved all-employee Sharesave Plan. Employee Benefit Trusts (EBTs) The Group operates EBTs for the benefit of employees and former employees. The Company settles share awards under its Performance Share Plan, Share Value Plan and Sharesave Plan, by the transfer of treasury shares to its employee share trusts. In certain cases, the EBTs may purchase ordinary shares or ADSs in the market and release them to current and former employees in satisfaction of share awards. During 2025, the EBTs released 17,467,507 ordinary shares and 5,320,852 ADSs. At 31 December 2025, the EBTs held 737,404 ordinary shares and 282,504 ADSs in the Company. The EBTs adopt a prudent approach to purchasing shares, using funds provided or loaned to them by the Group, based on expectations of future requirements. Shares or ADSs that have not been allocated to share plan participants are held by the EBTs and although the trustee has the right to vote or abstain from exercising their voting rights in relation to those shares, it has a policy of not voting, which is in line with guidelines. The trustee also has the right to accept or reject any offer relating to the shares or ADSs in any way it sees fit. Dividend waivers are in place in respect of unallocated shares and ADSs held in the EBTs. Significant shareholders The following persons have disclosed an interest in the issued ordinary share capital of the Company in accordance with the requirements of rules 5.1.2 or 5.1.5 of the FCA’s Disclosure Guidance and Transparency Rules. The Company’s major shareholders have the same voting rights as other shareholders. The Company does not know of any arrangements the operation of which may result in a change in its control. Other than as set out below, no changes to major shareholdings were disclosed to the Company between 31 December 2025 and 5 March 2026. On 21 March 2025, Pfizer ceased to be a shareholder of the Company, having previously held 32% following demerger. Number of ordinary shares disclosed as a percentage of the Company’s issued share capital at: Shareholder Date of latest disclosure to the Company Number of ordinary shares disclosed Date of latest disclosure to the Company 31 December 2025 BlackRock, Inc. 16 January 2025 484,900,413 5.22% 5.22% Pfizer, Inc. 21 March 20251 0 0% 0% Wellington Management Group LLP 24 September 2025 444,957,354 4.98% 4.98% 1. Pfizer, Inc. reduced their stake to nil during the reporting period. The Companies (Miscellaneous Reporting) Regulations 2018 Employee engagement The below statement relates to our employees as defined in the glossary and should be read in conjunction with our stakeholder and people disclosures in the Strategic Report on pages 31 to 39, respectively, Section 172 statement on page 31, and workforce engagement disclosures on page 69, and other engagement disclosures in the Directors’ Remuneration Report from page 78. During 2025, the key forms of engagement to provide information to our employees included a fortnightly global email ‘Connecting Haleon’, intranet global news page, CEO-led global broadcasts, fireside chats on priority topics, internal social media channels, dedicated senior manager calls, as well as regional leadership calls and direct emails, videos and business function team meetings. Employees have been consulted and given opportunities to express their views and concerns through participation in the twice-yearly employee engagement surveys, team meetings, townhalls, ERGs, and Q&As at global broadcasts and fireside chats. They have been made aware of the financial and economic factors affecting the performance of the Company through quarterly, global broadcasts and emails from the CEO, internal social media updates, as well as functional and regional team meetings. The Chair and Directors have engaged with employees through direct interactions, ‘employee listening sessions’ with our Workforce Engagement Director and other opportunities held during the year to meet Executive Directors via video meetings or in person. Engagement with suppliers, customers and others in a business relationship with Haleon Our business relationships with our suppliers, customers and others are fundamental to our success. During the year, the Board considered matters related to them and had regard to the 176 Haleon Annual Report and Form 20-F 2025 impact of decisions on them as detailed in the Section 172 statement on page 31. The Board monitors relationships through a mixture of presentations, reports and direct engagement. Details of how relationships have been maintained throughout the year are set out in the stakeholder engagement section on pages 32 to 34. Employment of disabled persons Our commitment is to ensure our workforce has the backgrounds, experiences and skills to serve our consumers and the communities in which we operate. We are striving to create an inclusive environment in which everyone can contribute and feel a sense of belonging, feel understood and valued, treated fairly and equally, and supported to progress and thrive. We want our employees to be able to be their authentic selves and, as a result, perform at their best. All employees must ensure an equitable and inclusive culture free of discrimination and encourage respectful and inclusive behaviour. Every effort is made to ensure that applications for employment from disabled people are fully and fairly considered and that disabled employees have equal opportunities for training, career development and promotion. Political donations The Group does not make political contributions or sponsor political meetings, conferences, conventions or events, as set out in our Anti-Bribery and Corruption (ABAC) Policy. In the year to 31 December 2025, the Group did not make any political contributions or provide any sponsorship. In accordance with the Federal Election Campaign Act in the US, Haleon employees are able to make personal contributions to our US Political Action Committee (PAC). A PAC is a corporate or labour-based political committee that collects voluntary contributions from eligible US employees into a separate fund. In donating to the PAC, participating eligible employees are exercising their legal right to pool their resources and make political contributions, which are subject to strict limitations under US law. The fund is managed by a board of directors of participating employees from Haleon’s US operating company and makes contributions or expenditures in connection with Federal and State elections. The PAC is not controlled by Haleon. The operations of the Haleon PAC are reviewed regularly to ensure compliance with applicable US laws. Disclosure reports for the Haleon PAC can be viewed at www.fec.gov. In 2025, a total of $49,500 was donated to political organisations by the Haleon PAC. English law requires prior shareholder approval for political contributions to political parties and independent election candidates as well as for any political expenditure. The definitions of political donations, political expenditure and political organisations used in the legislation are, however, quite broad. As a result, the definitions may cover legitimate business activities not in the ordinary sense considered to be political donations or political expenditure, nor are they designed to support any political party or independent election candidate. Therefore, notwithstanding our policy, and while we do not intend to make donations to any political parties or organisations, nor to incur any political expenditure, we will annually seek shareholder authorisation for any inadvertent expenditure as a precautionary measure to ensure that the Company and its subsidiaries do not inadvertently breach the legislation. Significant agreements and change of control provisions The Group is a party to certain arrangements which could be terminated upon a change of control of the Company (and/or the Group’s UK, Dutch and US debt-issuing entities) and which are considered significant in terms of their potential impact on the business of the Group as a whole. These arrangements include each series of notes issued under the Company’s EMTN programme and the USD note programme. The notes contain a redemption or purchase upon change of control provision which, if triggered, allows note holders to exercise their option to require the UK and US debt-issuing entities to redeem, or at such issuers’ options, to purchase, the notes and pay any accrued and unpaid interest due. Further information on the notes issued and outstanding under the programmes as at 31 December 2025 is available in Note 19 to the Consolidated Financial Statements from page 144. In addition, during the reporting period the Company was a party to the Pfizer Relationship Agreement, the principal purpose of which was to regulate the continuing relationship between the Company and Pfizer, Inc., which was a controlling shareholder of the Company following demerger until 21 March 2024. The Relationship Agreement terminated automatically in accordance with its terms on 17 January 2025, when Pfizer ceased to hold at least 10% of Haleon’s ordinary shares. Throughout the period under review, the Company has complied with provisions and obligations in the Pfizer Relationship Agreement and, as far as the Company is aware, Pfizer has also complied. Streamlined Energy and Carbon Reporting (SECR) In line with the requirements set out in the UK Government’s guidance on SECR, the table on page 178 represents Haleon’s energy use and associated carbon emissions from electricity and fuel in the UK and the rest of the world (ROW), calculated with reference to the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard. In our 2025 reporting period, the UK accounted for 3% of our global total energy use as well as 2% of our Scope 1 and 2 emissions (location-based). The closure of our Maidenhead (UK) site at the end of 2025, as announced in 2024, impacts the GHG emissions and energy figures for the UK in 2025 as production volumes ramped down at the site and transferred to other sites outside the UK. This is expected to have a bigger impact in 2026 as the site is no longer operating. Energy efficiency action taken We achieved 100% renewable electricity at sites within our operational control in 2022 and have since maintained this, including in 2025, by utilising a combination of onsite solar, power purchase agreements and renewable energy certificates (RECs). In 2025, we invested more than £12m in energy efficiency and carbon reduction projects and continued to focus our efforts on Scope 1 and 2 carbon emissions’ reduction in line with our 2030 goal. Progress includes installing electric steam generators at our Kuala Lumpur, Malaysia site and a second at our Nairobi, Kenya site. We also installed new heat pumps at our two Suzhou, China sites. These projects all support our ambition to significantly reduce carbon emissions from energy generation for heating and cooling at these manufacturing sites. See also our approach to health inclusivity and sustainability section from page 15. See our Prevention of Bribery, Corruption and Other Financial Crimes Policy at www.haleon. com/who-we-are/Governance/codes-policies-and-standards See our position on political advocacy at www.haleon.com/who-we-are/our-policy-positions Other Information Haleon Annual Report and Form 20-F 2025 177 Parent Company Financial Statements Consolidated Financial Statements Corporate Governance Strategic Report

Going concern Information on the business environment in which the Company operates (page 8), its market categories (pages 9 to 14), and the 2025 finance review (pages 42 to 49), including the factors underpinning the industry’s future growth prospects, are included in the Strategic Report. The Directors believe that it is appropriate to adopt the going concern basis of accounting in preparing the Group’s Consolidated Financial Statements. Further detail as to the Directors’ assessment is set out in Note 1 to the Consolidated Financial Statements on page 127. An overview of the business activities of Haleon, including a review of the principal business risks that the Group faces, is given in the Strategic Report on pages 50 to 56 and in Group information from page 181. The scenarios considered and assessment made by the Directors with respect to the Company’s risk factors and viability are set out on page 58. Directors’ Report In addition to the information set out herein, this Directors’ Report incorporates by reference the following sections of this Annual Report: — Strategic Report from page 1, including R&D and innovation from page 6. — Corporate Governance from page 60. — Statement of Directors’ responsibilities, including Disclosure of information to auditors on page 105. — Group information from page 179, including Articles of Association and Material contracts on pages 191 and 192. — Note 24 to the Consolidated Financial Statements (Related-party transactions) from page 152. — Note 28 to the Consolidated Financial Statements (Post balance sheet events) from page 163. — Shareholder information from page 193. The only matters to report in respect of UK Listing Rule 6.6.1 are in relation to dividends (set out on page 175), material contracts (set out on page 192), waiver of fees by the Pfizer nominated Non-Executive Director (set out on page 100) and agreements with controlling shareholders (set out on pages 175, 176 and from page 177). By order of the Board Amanda Mellor Company Secretary Haleon plc Registered in England and Wales, Company number 13691224 13 March 2026 Directors’ Report continued Carbon emissions from our operations2 20251 20241 UK ROW Total Global UK ROW Total Global Total Scope 1 GHG emissions (thousands of tonnes CO2e, including onsite fuel use, fleet mileage and refrigerant losses) 2 55 57 2 66 68 Total Scope 2 GHG emissions (location-based) (thousands of tonnes CO2e) 2 123 125 3 121 124 Total Scope 2 GHG emissions (market-based) (thousands of tonnes CO2e) 0 6 6 0 7 7 Total Scope 1 & 2 GHG emissions (location-based) (thousands of tonnes CO2e) 4 178 182 5 187 192 Total Scope 1 & 2 GHG emissions (market-based) (thousands of tonnes CO2e) 2 61 63 2 73 75 Total GHG emissions offset (thousands of tonnes CO2e) 0 20 20 0 27 27 Total net Scope 1 & 2 carbon emissions (market-based)3 (thousands of tonnes CO2e) 2 41 43 2 46 48 Total energy consumed in our operations (GWh) 23 645 668 26 693 719 Total renewable energy consumed (GWh) 12 353 365 15 344 359 Total renewable electricity consumed (GWh) 13 315 328 15 310 325 Renewable electricity (%) 100% 100% 100% 100% 100% 100% Renewable energy (%) 53% 55% 55% 58% 50% 50% Intensity Ratio GHG emissions intensity (location-based) (tonnes of CO2e per £m revenue)4 12 17 16 13 17 17 Carbon emissions from our value chain Total Scope 3 carbon emissions (thousands of tonnes CO2e) 2,463 2,533 For further information on our reporting criteria please see Haleon’s 2025 Health Inclusivity and Sustainability Basis of Reporting and the Health Inclusivity and Sustainability Report. 1. For the 2025 and 2024 reporting periods we have used data from 1 December (in the prior year) to 30 November (in the year stated). The exception to this is for total Scope 3 emissions where the 2025 and 2024 reporting periods cover the period 1 July (in the prior year) to 30 June (in the year stated). The 2024 Scope 3 estimated result differs from the values in the 2024 Annual Report and Form 20-F due to methodology and data improvements, including updated emission factors and granular data for products made at third-party manufacturers. While the change in the total Scope 3 result is not material, the change in split of emissions across the GHG protocol categories is material. The restated Scope 3 GHG results better reflect the drivers of our footprint and where we are focusing our actions to reduce Scope 3 emissions. 2. GHG emissions are expressed in carbon dioxide equivalents (CO2e) reflecting the effective amount of CO2 generated by all gas emissions which add to the greenhouse effect and global warming. Carbon emissions have been calculated according to the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (updated with Scope 2 guidance). For further information on the methodologies used to calculate our emissions and energy metrics, please see our Health Inclusivity and Sustainability Basis of Reporting. Scope of reporting is sites over which Haleon has full operational control. 3. This calculation takes the total emissions offset in the reporting period into account. 4. Carbon emissions intensity is derived from the ratio of the total Scope 1 and 2 GHG emissions (location-based) (tCO2e) from all sites where we have full operational control to the total revenue in the same reporting period. 178 Haleon Annual Report and Form 20-F 2025

Group information History and development of the Group Haleon is the result of the combination of three consumer health businesses over the last decade. The focus of the business has been sharpened through divestment of growth-dilutive brands and those outside of our core categories. In addition, the scientific and consumer products’ experience of its legacy businesses has been enhanced by investment in commercial and scientific capabilities, technologies and facilities, most notably in the digital sphere. On 18 July 2022, Haleon demerged from GSK creating a company with management, infrastructure, capital allocation and incentives focused specifically on consumer health. The Group has a strong and established presence in all key channels relevant for consumer healthcare and a scale which allows it to effectively engage with retail partners of all sizes, buying groups, distributors, pharmacy chains and individual pharmacies. Prior to demerger, the Group had transformed since 2012 through progressive strategic M&A and divestments to create a world leader in consumer health. The Group’s scale greatly expanded through the successful combination of the legacy GSK consumer healthcare business with the Novartis consumer healthcare business in 2015, and the subsequent combination of this business with the Pfizer consumer healthcare business in 2019. In addition, the Group’s focus has been sharpened since 2012 through the progressive divestment of GSK’s nutritionals businesses and the divestment by the Group of non-strategic OTC brands, including its programme of divestments of non-strategic and growth-dilutive brands (with aggregate net proceeds from divested brands of £1.1bn) during the period from 2019 to 2021. This deliberate strategy has resulted in a portfolio more focused on higher-growth categories, markets and channels. These transactions also provided a catalyst for a broader transformation of the Group. Prior to its combination with the Novartis consumer healthcare business in 2015, GSK’s consumer healthcare business was already one of the world’s leading OTC and Oral Health companies with a long heritage in consumer health products dating back to the 18th century. The Group sold a range of leading OTC brands across Respiratory Health, Pain Relief, Digestive Health, Skin Health and Smokers’ Health, together with a strong portfolio of Oral Health brands. Geographically, the GSK consumer healthcare business had a strong presence in higher-growth emerging markets in the Middle East, Africa and Asia, which complemented its businesses in Europe and North America. On 2 March 2015, GSK and Novartis formed a consumer healthcare joint venture to combine the majority of GSK’s consumer healthcare business and all of Novartis’ OTC business. Novartis’ business provided GSK with a meaningful incremental presence in OTC. The combination added a leading portfolio of globally recognised consumer-preferred and expert-recommended brands in the Pain Relief, Respiratory Health, Smokers’ Health and Skin Health categories to the Group’s business. In June 2018, GSK acquired Novartis’ shareholding in the GSK/Novartis JV for $13bn, enabling GSK to take full operational and strategic control of the business. On 31 July 2019, GSK completed a transaction with Pfizer to combine substantially all of GSK and Pfizer’s respective consumer healthcare businesses into a new world-leading consumer healthcare joint venture (the Pfizer Transaction). The transaction, which was transformational to the scale of the Group’s business, brought together two businesses with highly complementary geographic footprints and brand portfolios. While the Group retained its strong European footprint, completion of the transaction also provided the Group with incremental geographical scale in the US, where it became the leader in OTC/VMS, and in China, where it became the leading OTC/VMS multinational. From a portfolio perspective, the transaction provided the Group with global leadership in the higher-growth VMS market as well as a leading presence in the US Pain Relief market complementing the Group’s existing Pain Relief portfolio. Since completion of the Pfizer Transaction and prior to demerger, GSK owned 68% of the ordinary shares in the entity 2022 2024 2025 2025 2019–2021 Significant divestment programme: Disposal of 50 non-strategic growth-dilutive assets 2012 Exit of non-strategic OTC 2013 Divest Exit of beverages 2015 Joint Venture Formation: Novartis Consumer Healthcare 2018 Full buyout of Novartis from JV 2019 Joint Venture Formation: Pfizer Consumer Healthcare 2020 Exit of non-strategic categories to Unilever Demerger from GSK and independent listing Disposals of ChapStick and NRT business outside the US Haleon plc becomes 100% free float following Pfizer Inc. final sell down of shares and previous GSK sell down. Completed acquisition of TSKF joint venture GSK ownership Other Information Haleon Annual Report and Form 20-F 2025 179 Parent Company Financial Statements Consolidated Financial Statements Corporate Governance Strategic Report

through which both GSK and Pfizer held their equity interests in the joint venture, with Pfizer holding the remaining 32%. Alongside integration of the Pfizer consumer healthcare business, the Group exited approximately 50 non-strategic and growth-dilutive OTC and skincare assets from 2019 to 2021 to raise £1.1bn of net proceeds. These disposals have further focused the business on higher-growth categories, markets and channels and thereby enhanced the growth profile of Haleon. Director and Executive Team shareholdings As at 5 March 2026, being the latest practicable date prior to publication of this Annual Report, the Directors and the Executive Team members had beneficial interests in 3,243,500 Haleon ordinary shares (including ordinary shares held indirectly through Haleon ADSs), representing approximately 0.04% of that class. These shareholdings indicate all Directors’ or Executive Team members’ beneficial interests and those held by their spouses and other connected persons. As at 5 March 2026, no Director or Executive Team member held more than 1% of the total issued share capital or has a beneficial interest in the shares of any subsidiary. Executive Director benefits upon termination of office Further information can be found in the Directors’ Remuneration Report from page 78. Property, plant and equipment The Group has interests in properties in numerous countries. None of these interests is individually material in the context of the Group as a whole. Such properties are used by the Group predominantly for manufacturing, distribution and R&D activities. In particular, the Group owns a supply chain of 251 in-house dedicated manufacturing sites, with key sites located in Levice (Slovakia), Dungarvan (Ireland), Nyon (Switzerland) and Guayama (Puerto Rico). In addition, the Group owns three R&D centres in Richmond, Virginia (US), Weybridge (UK) and Suzhou (China) providing it with a broad range of in-house scientific capabilities. The Group announced a number of developments relating to its key sites during 2025, including the latest plans for its £130m investment in a new Global Oral Health Innovation Centre in Weybridge (UK), which is scheduled to open in 2027. The Group also announced plans to invest $54m in upgrading its laboratories and workspaces in its R&D centre in Richmond, Virginia (US). Additionally, the Group continued its previously announced plan to begin a phased closure of its Oral Health manufacturing site in Maidenhead (UK). This will take place over a two-year period with manufacturing capabilities transferred to its Oral Health centre of excellence in Levice (Slovakia). The Group believes its existing facilities are satisfactory for its current business. The Group is not aware of any environmental issues affecting its properties which would have a material impact upon the Group, and there are no material encumbrances on its properties. 1. The increase from 24 sites last year is due to the Company now treating its two sites in Suzhou, China as separate sites for operational purposes. Disclosure controls and procedures The Group carried out an evaluation under the supervision and with the participation of members of the Group’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as required by Item 15(a) of Form 20-F as at 31 December 2025. Based on their evaluation, the CEO and the CFO concluded that, as at that date, the Company maintained an effective system of disclosure controls and procedures. Management’s report on internal control over financial reporting In accordance with the requirements of Section 404 of SOX, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934, as amended (the Exchange Act)). — Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with IFRS. — Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework, Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). — There have been no changes in the Group’s internal control over financial reporting during 2025 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting. — Management has assessed the effectiveness of internal control over financial reporting as at 31 December 2025 and concluded it is effective. — KPMG LLP, which has audited the Consolidated Financial Statements of the Group for the year ended 31 December 2025, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard 2201 of the Public Company Accounting Oversight Board (US). Their audit report is set out from page 119. Group information continued 180 Haleon Annual Report and Form 20-F 2025

Risk factors The Group has identified a broad range of risks relating to its business and the industry in which it operates. These risks are described below and, together with all other information contained in this Annual Report, should be carefully considered in evaluating the Group. The risks and uncertainties described below represent those we consider to be material as at the date of this Annual Report, with material risks being those to which senior management pay particular attention and which could cause the delivery of the Group’s strategy, financial condition, results of operations and/or prospects to differ materially from expectations. However, these risks and uncertainties are not the only ones facing the Group. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Risks relating to the Group’s business and industry The Group operates in a highly competitive market The Group faces substantial and increasing competition in all of its product categories and geographic markets. There are relatively low barriers to entry in certain product categories in many of the markets in which the Group operates (particularly in the VMS category) and accordingly the Group’s businesses compete with companies of all sizes on many different fronts, including cost-effectiveness, product effectiveness and quality, brand recognition and loyalty, technological innovations, consumer convenience, promotional activities, new product introductions and expansion into new markets and channels. The Group expects to continue to see heightened activity from its competitors worldwide, including: (i) increasing and aggressive competition from smaller, high-growth companies which often operate on a regional basis, and may disrupt existing route-to-market models; (ii) increasing competition from multinational corporations moving for the first time into, or expanding or focusing their presence (whether through acquisitions, disposals, demergers or other means) in the global consumer healthcare market; (iii) continuing competition from private label products, which are brands sold exclusively by a particular retailer; and (iv) an increase in the introduction and aggressive marketing of new products in high-demand healthcare areas. Some of the Group’s competitors may conduct more effective advertising and promotion activities than the Group does, introduce competing products more quickly and/or respond more effectively to business and economic conditions and changing consumer preferences, including by launching innovative new products. These risks could also be enhanced by the relatively recent development of generative AI and its rapidly evolving nature, which could enable new or existing competitors who are better able to capitalise on these developments to achieve additional competitive advantages, such as enhanced product targeting or cost-savings on advertising and promotion. If the Group is unable to anticipate the timing and scale of these threats across its markets or to successfully respond to them, then its brand loyalty may be harmed, it may lose market share and its business, prospects, results of operations and financial condition may be materially adversely affected. The Group’s ability to execute and achieve its marketing and sales strategy and objectives is subject to challenges As a consumer products business, the Group relies on a strategy of leveraging its existing brands and products to drive increased sales and profits. The successful implementation of this strategy depends on, among other things, the Group’s ability to: identify and offer competitively priced products that appeal to evolving consumer preferences; formulate its strategy in response to these changing consumer preferences; innovate successfully on its existing products, particularly as it seeks to expand its reach to lower-middle income consumers; and effectively utilise a range of distribution channels in its key markets. Failure to execute this strategy successfully for any reason, including any reduction in consumer demand for the types of products which the Group offers due to changes in consumer lifestyle, environmental concerns, economic downturns, reduction in consumers’ discretionary spending, seasonal variations (including, for example, a particularly weaker cold and flu season) or other considerations could have a material adverse effect on the Group’s business, prospects, financial condition and results of operations. In early 2026, the Group announced the evolution of its operating model to support its Win as One strategy. This included creating a Chief Growth Officer role and a Chief Transformation Officer position, and establishing six Operating Units to enhance growth, productivity and organisational agility. While the Group expects its new operating model to drive the Company's growth, productivity and culture agenda, there can be no assurance that the model will be implemented effectively, that anticipated benefits will be realised, or that it will result in improved growth or financial performance. The Group’s business results are impacted by the Group’s ability to manage disruptions in the Group’s global supply chain The Group is engaged in the manufacturing and sourcing of products and materials on a global scale. The Group’s operations and those of its suppliers, contract manufacturers and logistics providers have been and may continue to be disrupted by a number of factors, including, but not limited to: increased and/or changing regulation, as well as regulatory compliance issues; environmental events, including natural disasters and any potential effect of climate change; global shipping, logistics, transport and warehousing constraints, for example due to regional or local conflicts (such as the escalating conflict in the Middle East and ongoing shipping disruption in the Red Sea) or widespread health emergencies, such as pandemics or epidemics any of which may lead to delays in deliveries and constraints on shipping and logistics; strikes and other labour disputes; cyber security failures or incidents; loss, impairment, closure or disruption of key manufacturing sites; loss of, or capacity constraints relating to key suppliers or contract manufacturers; raw material and product quality or safety issues; industrial accidents or other occupational health and safety issues; the lack of qualified personnel; governmental incentives and controls (including exchange controls, import and export restrictions, such as new or increased tariffs, sanctions, quotas or trade barriers); acts of war or terrorism, political unrest or uncertainty, fires or explosions, and other external factors over which the Group has no control; and increases in ingredient, commodity, utilities and oil prices (including as a result of the escalating conflict in the Middle East). Other Information Haleon Annual Report and Form 20-F 2025 181 Parent Company Financial Statements Consolidated Financial Statements Corporate Governance Strategic Report

While the product ranges of the Group’s leading brands are manufactured by multiple sources, some of the Group’s products are currently primarily manufactured at a single location and the loss of the use of all or a portion of any of these manufacturing facilities or the loss of the use of, or capacity constraints at, key suppliers in relation to the Group’s other products could impact the Group’s ability to provide these products. Although the Group has contingency plans in place, such as dual sourcing programmes and alternative supply arrangements, those plans may not be sufficient to mitigate manufacturing or supplier interruptions, and the Group may also be limited in its ability to pass on any increases in the prices it charges for its products as a result of fixed-price supply agreements or hedging arrangements. In addition, the Group purchases certain raw and packaging materials from single-source suppliers or a limited number of suppliers and new suppliers may have to be qualified under industry, governmental and the Company's own standards, which can require additional investment and take a significant period of time. A significant disruption to the manufacturing or sourcing of products or materials for any reason, including those mentioned above, could interrupt product supply and, if not remedied, could lead to litigation or regulatory action, product delistings by retailers, financial penalties, and reputational damage, any of which could materially and adversely affect the Group’s business, results of operations and financial condition. Increasing dependence on key retail customers, changes in the policies of the Group’s retail customers, the emergence of alternative retail channels and the rapidly changing retail landscape The Group’s products are sold in a highly competitive global marketplace which has experienced increased trade concentration and the growing presence, in both traditional and digital operations, of large-scale retailers, including pharmacies, discounters and ecommerce retailers. The Group is increasingly dependent on certain retailers, and some of these retailers have and may continue to have greater bargaining strength than the Group does. For example, while the Group maintains relationships with a variety of significant retailers across its key markets, sales attributable to its top five largest retailers in the US account for over half of the Group’s revenue in the US market. The Group’s large-scale retail customers, including pharmacies, may use their leverage to demand higher trade discounts, allowances, display fees or increased investment, which could lead to reduced sales or profitability. The loss of a key retailer or a significant reduction in sales to a key retailer could materially and adversely affect the Group’s business, prospects, results of operations and financial condition. The Group’s business might also be negatively affected by the growing presence and bargaining strength of customers who operate internationally and retail buying alliances (horizontal alliances of retailers, retail chains or entire retailer groups that cooperate in pooling their resources) and the enhanced leverage that such alliances possess. The Group has also been and may continue to be negatively affected by changes in the policies or practices of the Group’s retail trade and pharmacy customers, such as inventory de-stocking, limitations on access to shelf space, delisting of the Group’s products or environmental, sustainability, supply chain or packaging initiatives and other policies or practices. Private label products sold by the Group’s retail customers, which are typically sold at lower prices than branded products, are a source of competition for certain of the Group’s products. In addition, the retail landscape in many of the Group’s markets continues to evolve as a result of the rapid growth of ecommerce retailers (who are able to generate private label products and capitalise on access to data) and price comparison sites, changing consumer preferences (as consumers increasingly shop online), and, in certain categories (particularly VMS), the increased presence of alternative retail channels, such as subscription services, sales through social media platforms and direct-to-consumer businesses (especially those which specialise in rapid distribution). The strong growth in ecommerce and the emergence of alternative retail channels may continue to create pricing and margin pressures and/or adversely affect the Group’s relationships with key retailers. If the Group is not able to successfully manage and adapt to these changes in the retail landscape, the Group’s business, prospects, results of operations and financial condition could be materially and adversely affected. The Group may not be able to develop and commercialise new products effectively The future growth of the Group is to a significant extent dependent on its ability to develop new products or new formulations of existing products. The Group’s ability to launch new products and to expand into adjacent categories, channels of distribution or markets is affected by whether the Group can successfully: identify, develop and fund technological innovations; obtain and maintain necessary intellectual property protection and avoid infringing intellectual property rights of others; obtain and maintain approvals and registrations of regulated products in the countries in which the Group has business operations; anticipate the needs and preferences of consumers and customers and develop or identify relevant products aligned to those preferences; and successfully compete to in-license products. The identification, development and introduction of innovative new products that drive incremental sales involves considerable time, costs and effort, as well as significant risk that any new product may not generate sufficient customer and consumer interest and sales to become a profitable product or to cover the costs of its development and promotion. New products must be developed to meet the Group’s own rigorous internal specifications, as well as the relevant regulatory and safety requirements imposed in our various markets. Each of these restrictions means that a new product can fail to make it to market at any stage or do so in a cost-effective manner. In addition, new products that make it to market may not be accepted quickly or significantly in the marketplace. Group information continued 182 Haleon Annual Report and Form 20-F 2025

Any failure to develop and commercialise new products in a timely fashion may lead to decreased market share, decreased revenue and/or increased R&D costs and, consequently, may materially and adversely affect the Group’s results of operations and financial condition. Failure to retain key talent or attract new talent The Group relies upon a number of key executives and employees who have an in-depth understanding of the consumer healthcare industry and the Group’s technologies, products, programmes, collaborative relationships and strategic goals. While the Group follows a disciplined, ongoing succession planning process and has succession plans in place for those individuals comprising our Board of Directors and our Executive Team and other key executives, these do not guarantee that the services of qualified senior executives will continue to be available to the Group at all times. In addition, the Group’s business, prospects, results of operations and financial condition will depend on the Company’s ability to successfully manage any changes in Senior Management, including, for example, those resulting from the Group’s new operating model. Competition for such talent is intense, and there can be no assurance that the Group will be able to continue to attract and retain such talent. If the Group is unable to recruit, attract, integrate and retain talented, highly qualified Senior Management and other key people for any reason, the Group’s business, prospects, results of operations and financial condition could be materially and adversely affected. Damage to the Group’s reputation Maintaining the Group’s strong reputation and trust with consumers and customers globally is critical to selling the Group’s branded products. Negative publicity, posts or comments on social media (including misinformation or campaigns by activist groups) about the Group, its products, the ways it does business, threatened or pending litigation or regulatory proceedings, its public policy engagement, environmental, social and governance practices, the health, safety and welfare of employees or other stakeholders, or relations with its employees, or regulatory infractions, violations of sanctions or anti-bribery rules, whether or not deserved, could jeopardise the Group’s reputation and/or expose it to adverse press and social media attention. In addition, our approach to diversity, inclusion and equal opportunity in the workplace and ESG policies may lead to scrutiny or reactions from stakeholders who may have differing or contradictory expectations related to the Company’s approach, which could impact our reputation. Whether true or untrue, such negative publicity, posts or comments on social media could damage the Group’s brands and its reputation and/or lead to boycotts of its products. Moreover, the Group’s reputation could be harmed as a result of inappropriate use of its branded products being promoted on social media and any associated negative publicity. The Group’s reputation may also be adversely affected if third parties with whom the Group contracts (or an owner, acquirer or other related party of such), including its suppliers, manufacturers and customers, fail to maintain high ethical, social and environmental standards, comply with local laws and regulations or become subject to other negative events or adverse publicity. Counterfeiting is a common issue for successful brands and has been amplified by the growth of ecommerce. Although the Group has an anti-counterfeiting programme in place, third parties continue to sell counterfeit versions of the Group’s products. These counterfeits are inferior in quality to the genuine Group products and may pose safety risks to consumers. Consumers of the Group’s brands could confuse the Group’s products with or purchase these counterfeit products. The consumption of inferior quality products, which consumers believe to be genuine (and, in some instances, may cause consumer safety issues) could damage the reputation of the Group and its brands and lead to a reduction in market share. Damage to the Group’s reputation or loss of consumer confidence in the Group’s products for these or any other reasons could materially and adversely affect the Group’s business, results of operations, cash flows and financial condition. Failure to respond effectively to the challenges raised by climate change and other sustainability and ESG matters Concern over climate change and social impacts has increased the focus on the sustainability of practices and products in the market and may result in new or additional legal and regulatory requirements to reduce or mitigate the effects of climate change on the environment and social impacts. Areas of focus relevant to the Group’s business include, among others, responsible sourcing and deforestation, the use of plastic, energy and water, the recyclability or recoverability of packaging, including single-use and other plastic packaging, and the use of certain materials, such as palm oil where the environmental or social impact of the material can attract scrutiny, as well as an increased focus on human rights due diligence. New or additional legal and regulatory requirements more stringent than the Group’s current legal and regulatory obligations and/ or its existing practices and procedures, may require the Group to revise its operations and supply chain management. In addition, failure to appropriately prevent, mitigate or remediate negative human rights or environmental impacts across the Group’s sites and supply chain may result in supply chain disruption, regulatory breaches, and reputational consequences. New regulatory requirements may also require upgrades to the Group’s systems and processes for capturing ESG data, and compliant ESG reporting may therefore be dependent on those upgrades being in place and fully embedded. However, attitudes among governments toward ESG policies continue to evolve, with certain governments reducing or eliminating ESG targets and requirements, which may negatively impact the return on investments the Group has made and may make it more difficult to plan future investments, particularly if such policy changes result in a policy divergence among governments. There may also be financial impacts as governments implement taxation initiatives, such as extended producer responsibility taxes or carbon taxes, to help recover the cost of managing plastic waste and the impacts of climate change. There may also be reputational impacts, including related impacts such as product delistings with customers or loss of preference with consumers, investors, employees or other stakeholders, should the Group fail, or be perceived to fail, to meet either its publicly stated sustainability goals or community expectations in relation to sustainability initiatives. For further information on the specific climate-related risks facing the Group, see Task Force on Climate-related Financial Disclosures, from page 19. Other Information Haleon Annual Report and Form 20-F 2025 183 Parent Company Financial Statements Consolidated Financial Statements Corporate Governance Strategic Report

All these developments may result in increased costs and disruption to the Group’s operations, and to loss of revenue, which could materially and adversely affect the Group’s business, results of operations, cash flows and financial condition. The Group may not be able to sufficiently protect its intellectual property rights or avoid claims of infringement on the intellectual property rights of others The Group relies on various types of intellectual property rights such as trade marks, patents, copyrights and designs, whether registered or unregistered, as well as unpatented proprietary knowledge and trade secrets, to protect its business. However, these rights do not afford complete protection against third parties’ claims and infringements, for example, due to territorial limitations on intellectual property protections in certain markets in which the Group operates. Additionally, there can be no assurance that third parties will not independently develop knowledge and trade secrets that are similar to the Group’s, or develop products or brands that compete effectively with the Group’s products and brands without infringing, misusing or otherwise violating any of the Group’s intellectual property rights. The Group’s intellectual property rights may also be challenged in the future. In the event of such a challenge, the Group could incur significant costs to defend its intellectual property rights, even if it is ultimately successful. Additionally, there is a risk that the Group will not be able to obtain licences for the intellectual property rights necessary to support new product introductions and product innovations. The Group also uses intellectual property rights in-licensed from licensors. The Group’s licences to such intellectual property rights may not provide exclusive or unrestricted rights in all fields of use and in all territories in which the Group may wish to develop or commercialise its products in the future, may restrict its rights to offer certain products in certain markets, and may not grant the Group full control over the maintenance, protection, enforcement or use of such intellectual property rights, leaving the Group reliant on the licensors to conduct such activities. Further, the agreements under which the Group licenses intellectual property rights from others are complex, and the provisions of such agreements may be susceptible to multiple interpretations. As such, resolution of any dispute relating to such contracts may be costly, time-consuming and ultimately narrow the scope of the Group’s rights to the intellectual property being licensed, or increase what the Group considers to be its financial or other obligations under the relevant agreement. Infringement, misuse or other violation of any of the Group’s intellectual property rights, including by current or former employees, contractors or third parties, may dilute or diminish the value and goodwill of the Group’s brands and products in the marketplace, which could materially and adversely affect the Group’s results of operations and make it more difficult for the Group to maintain a strong market position, leading to a material and adverse effect on the Group’s business and results of operations. The Group may incur liabilities or be forced to recall products as a result of real or perceived product quality or other product-related issues Failure to comply with good manufacturing or good distribution practices and regulations, as well as other regulations in relation to product quality, throughout the Group’s in-house and contract manufacturing supply and distribution chains, could lead to product supply interruptions, product recalls or withdrawals, litigation and/or regulatory enforcement action and fines from regulators. Additionally, products may be contaminated or tampered with during distribution or at stores. The Group is increasingly using new technology to enhance the manufacture and testing of its products, such as the deployment of new electronic documentation systems and advanced laboratory information management tools. Such technology is inherently susceptible to the threat of cyber-attacks which pose an ongoing risk to the integrity of product quality data and its audit trail. The Group also continues to be reliant on third parties and is continuing to undertake a global network rationalisation programme to reduce the number of manufacturing sites it uses, both of which are factors that may increase the risks to safe and timely supply of products. Product recalls or withdrawals arising as a result of real or perceived product quality, efficacy, safety, environmental or other product-related issues, whether initiated on a voluntary basis or otherwise, can result in a range of adverse consequences to the Group, including lost sales, the requirement to hold increased inventories of substitute products, the cost of re-formulations, litigation (including product liability claims), regulatory action or damaged relationships with regulators, loss of market share to competitors, adverse publicity and reputational harm, in addition to the direct costs of implementing any recall. Failure by the Group to manufacture its products in accordance with good manufacturing practices could have the potential to do significant damage to the Group’s reputation and materially and adversely affect its results of operations and financial condition. In addition, if any of the Group’s competitors or customers supply faulty or contaminated products to the market, the Group’s industry could be negatively impacted, which in turn could have material adverse effects on the Group’s business. A cyber security incident, data breach or a failure of a key information technology system The Group relies extensively on information technology systems (IT systems), including some which are managed, hosted, provided and/or used by third parties, including cloud-based service providers, and their vendors, in order to conduct its business. Although the Group has a broad array of information security measures in place, the Group’s IT systems, including those of third-party service providers with whom it has contracted, have been, and will likely continue to be, subject to computer viruses or other malicious codes, unauthorised access attempts, phishing and other cyber-attacks. Cyber-attacks and other cyber incidents are occurring more frequently, are constantly evolving in nature, are becoming more sophisticated and are being made by groups, individuals and nation states with a wide range of expertise and motives, with risks further amplified by the intensifying geopolitical tensions, the growing use of AI and the Group’s increasing public profile. While the Group has implemented systems, monitoring and training to prevent cyber-attacks and other cyber incidents from being successful, the Group cannot guarantee that its security efforts will protect against incidents, breaches or breakdowns of its, or its third-party service providers’, IT systems since the techniques used in these attacks change frequently and may be difficult to detect for periods of time, and so such cyber-attacks may from time to time succeed. In addition, the Group cannot guarantee that its or its third-party service providers’ response to any such incidents will fully remedy the extent of the damage caused by these incidents. Although the Group has policies and procedures in place to ensure that all personal information collected by it or its third-party service providers is securely maintained, Group information continued 184 Haleon Annual Report and Form 20-F 2025 data incidents or breaches due to human error or intentional or unintentional conduct may still occur in future. Furthermore, the Group periodically upgrades its IT systems or adopts new technologies. If such an upgrade or new technology does not function as designed, does not go as planned or increases the Group’s exposure to a cyber-attack or cyber incident, it may adversely impact the Group’s business, including its ability to ship products to customers, issue invoices and process payments or order raw and packaging materials. If the Group were to suffer a significant loss or disclosure of confidential business or stakeholder information as a result of a breach of its IT systems, including those of third-party service providers with whom it has contracted, or otherwise, the Group may suffer reputational, competitive and/or business harm, incur significant costs and be subject to government investigations, litigation, fines and/or damages, which may materially and adversely impact the Group’s business, prospects, results of operations and financial condition. While the Group has disaster recovery and business continuity plans in place, if its IT systems were damaged, breached or were to cease to function properly for any reason or if it does not effectively resolve such issues on a timely basis, the Group may suffer interruptions in its ability to manage or conduct business as well as reputational harm, and may be subject to governmental investigations and litigation, any of which may materially and adversely impact the Group’s business, prospects, results of operations and financial condition. The Group relies on third parties in many aspects of its business Due to the scale and scope of the Group’s business, the Group relies on relationships with third parties, including its suppliers, contract manufacturers, distributors, contractors, commercial banks, joint venture partners and external business partners, for route to market and for certain administrative and other functions. If the Group is unable to effectively manage and maintain its third-party relationships, including its contractual arrangements, if such third parties fail to meet their obligations to the Group or if there are substantial disruptions in the relationships between the Group and third parties, the Group’s business and results of operations could be adversely impacted. Third-party relationships inherently involve the Group holding a lesser degree of control over business operations, and compliance with laws, regulations and Group policies and practices than is available for the Group’s own operations and compliance. As such, the Group’s financial, reputational, operational and legal risk is potentially increased, including in respect of health and safety, environmental, social and governance issues, modern slavery, and anti-bribery and corruption. The Group may not successfully acquire and integrate other businesses, license rights to technologies or products, form and manage alliances, or divest businesses The Group may decide in the future to pursue acquisitions, technology licensing arrangements, strategic alliances or divestitures as part of its business strategy. The Group may not complete these transactions in a timely manner, on a cost-effective basis or at all. In addition, the Group may be subject to regulatory constraints or limitations or other unforeseen factors that prevent it from realising the expected benefits of such transactions. Even if the Group is successful in completing an acquisition, the products, intellectual property and technologies that are acquired or in-licensed may not be successful or may require significantly greater resources and investments than originally anticipated. The Group may be unable to integrate acquisitions successfully into its existing business, and the Group may be unable to achieve expected operating margin improvements, synergies or efficiencies. The Group could also incur or assume significant debt and unknown or contingent liabilities in connection with acquisitions. For disposals where an earn out arrangement is part of the consideration, the criteria for payment may not be reached (in whole or in part) and the Group may realise less than anticipated. Where support is offered to a purchaser under a transitional services agreement or similar, the costs of providing that support may be higher than anticipated. The Group’s reported operating results could be negatively affected by acquisition or disposition-related charges, amortisation of expenses related to intangibles and charges for impairment of long-term assets. The Group may be subject to litigation in connection with, or as a result of, acquisitions, dispositions, licences or other alliances and the Group may be liable for future or existing litigation and claims related to the acquired business, disposition, licence or other alliance because either the Group is not indemnified for such claims or the scope or availability of indemnification is limited. These effects could cause the Group to incur significant expenses and could materially and adversely affect the Group’s business, results of operations and financial condition. Risks relating to the Group’s leverage and debt service obligations The Group has significant debt service obligations. The Group’s outstanding financial indebtedness as at 31 December 2025 is set out in Note 19 to the Consolidated Financial Statements. The degree to which the Group is leveraged could have important consequences for the Group’s business, including, but not limited to: increasing the Group’s vulnerability to, and reducing its flexibility to respond to, a downturn in the Group’s business or general adverse economic and industry conditions; limiting the Group’s ability to obtain additional financing in the longer term; requiring the dedication of a substantial portion of the Group’s cash flow from operations to the payment of interest on the Group’s indebtedness and the repayment of principal, thereby reducing the availability of such cash flow to fund capital expenditures, dividends, joint ventures, acquisitions or other general corporate purposes; increasing the cost of future borrowings for the Group; a downgrade in the Group’s credit rating, which may, in turn, increase the cost of the Group’s financing arrangements and make it difficult for the Group to access financing on commercially acceptable terms or at all; limiting the Group’s flexibility in planning for, or reacting to, changes in the Group’s business and the competitive environment and the industry in which it operates; and placing the Group at a competitive disadvantage as compared to some of its competitors, to the extent that they are not as highly leveraged. In addition, the Group may incur substantial additional indebtedness in the future. The covenants in existing financing instruments do not fully prohibit the Company or its subsidiaries from incurring more indebtedness. If new debt is added to the Group’s debt levels, the risks that it faces could intensify. Other Information Haleon Annual Report and Form 20-F 2025 185 Parent Company Financial Statements Consolidated Financial Statements Corporate Governance Strategic Report

The incurrence of additional indebtedness would increase the leverage-related risks described herein and would increase the risk of a downgrade in the Group’s credit rating. Goodwill and indefinite life intangible assets are a material component of the Group’s balance sheet and may be subject to impairments The Group has recorded a significant amount of goodwill and indefinite-life intangible assets on its balance sheet as set out in Note 14 to the Consolidated Financial Statements. The Group tests the carrying values of goodwill and indefinite life intangible assets for impairment at least annually and whenever events or circumstances indicate the carrying value may not be recoverable. The estimates and assumptions about future results of operations and cash flows made in connection with impairment testing could differ from future actual results of operations and cash flows. Any resulting impairment charge, although non-cash, could have a material adverse effect on the Group’s results of operations and financial condition. Risks relating to changes in law and the political and economic environment, regulation and legislation The Group’s business is subject to legal and regulatory risks in all the markets in which it operates The risks apply to most aspects of the Group’s products, including their development, ingredients, formulation, manufacture, packaging content, labelling, storage, transportation, distribution, export, import, advertising, promotion beyond therapeutic indications, sale and environmental impact. Many different governmental and regulatory authorities in the Group’s markets regulate and have jurisdiction over different aspects of the Group’s business activities including licensing of the Group’s activities. Those regulations or their interpretation may change. In addition, the Group’s selling practices are regulated by competition law authorities in the UK, as well as in the EU, the US and other markets. In China, where the Group has significant sales and operations, OTC, medical devices, and registered health products face stringent regulatory scrutiny. Government authorities are increasingly enforcing medicines’ quality, safety standards and ensuring compliance with fair competition rules in marketing and distribution. These affect both new and existing products and our business operations in China. There is a risk that commercialisation of certain products of the Group may be restricted in China if the Group is unable to comply with these regulatory requirements. Because of the Group’s extensive international operations, the Group could be materially and adversely affected by violations of worldwide anti-bribery laws, including those that prohibit companies and their intermediaries from making improper payments to government officials or other third parties for the purpose of obtaining or retaining business, such as the US Foreign Corrupt Practices Act, the UK Bribery Act 2010, UK Economic Crime and Corporate Transparency Act and other laws that prohibit commercial bribery. Additionally, in certain jurisdictions, the Group’s engagement with Health Professionals and other external leaders is subject to applicable restrictions. While the Group’s policies mandate compliance with such laws, the Group cannot provide assurance that the Group’s internal control policies and procedures will always protect the Group from reckless or criminal acts committed by its employees, joint venture partners or agents. Similarly, due to the Group’s international operations, the Group could also be materially and adversely affected by any violations of international sanctions laws, which continue to evolve in response to geopolitical events. While it is the Group’s policy to comply with all legal and regulatory requirements applicable to the Group’s business, there can be no guarantee that the Group will always achieve full compliance and a finding that the Group is in violation of, or out of compliance with, applicable laws or regulations could subject the Group to additional costs of compliance or to civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions. Even if a claim is unsuccessful, is without merit or is not fully pursued, the Group may incur costs in responding to such a claim and negative publicity surrounding such assertions regarding the Group’s products, processes or practices. The Group faces risks relating to the regulation and perception of the ingredients it uses in its products Regulatory bodies and consumer groups may, from time to time, request or conduct reviews of the use of certain ingredients that are used in manufacturing the Group’s products. If the result of such reviews is an inability to use, or restrictions on the use of, certain ingredients and/or any requirement for remedial action, the Group may incur significant additional costs and/or need to invest substantial resources to make formulation adjustments to its products. Additionally, the Group may be adversely affected by the findings and any remedial actions resulting from ongoing investigations by the European Commission, US FDA and other regulatory bodies. Examples of pending decisions include the EU's ongoing investigation into the impact of pharmaceuticals in the environment, review of silica materials in toothpastes and the FDAs review of phenylephrine. While the Group monitors and seeks to respond to and address the impact of any emerging regulatory and legislative developments, new or more stringent ingredient legislation could have a negative impact on the Group’s business, undermine the Group’s reputation and goodwill and affect consumer demand or trade customer demand for products containing such ingredients. If the Group voluntarily removes, or is required to remove, certain ingredients from its products, it may not be able to develop an alternative formulation, successfully modify its existing products or obtain necessary regulatory approvals on a timely basis, or at all, which could materially and adversely impact the Group’s business, prospects, financial condition and results of operations. The Group’s business is subject to market fluctuations and general economic conditions, including inflationary pressures and increases in interest rates Uncertainty, fluctuations or negative trends in the international economic climate have had and could continue to have a material adverse effect on the Group’s business and profitability. There will be market fluctuations and economic factors that will be beyond the Group’s control, but that will have the potential to materially and adversely affect its business, revenue, financial condition and operating results. Such factors include: (i) inflation (including hyperinflation) or deflation; (ii) changes in government, fiscal and monetary policies; (iii) adverse changes in the financial standing of the Group’s customers, suppliers and consumers, including levels of employment, real disposable income, salaries and wage rates; (iv) consumer confidence and consumer perception of economic conditions; (v) retailers’ perception of consumer spending habits; (vi) technological change; (vii) exposure to possibly adverse governmental or regulatory actions in countries where the Group operates or conducts business; (viii) levels of volatility in global markets; (ix) exposure to the effects of economic sanctions or other restrictive economic measures as a result of the Group’s global presence; and (x) any change or development in global, national or regional economic and political conditions. Group information continued 186 Haleon Annual Report and Form 20-F 2025

For example, the Group is exposed to inflationary pressures and commodity prices, which generally affect the Group through their impact on payroll and supply costs (including freight). Whilst the Group may increase product prices in order to mitigate the impact of inflation, competitive pressures may constrain the Group’s ability to fully recover any increased costs in this way, and so the Group may remain subject to market risk with respect to inflationary pressures and increases in commodity prices. In addition, the Group’s initiatives to offset headwinds from inflation (including hyperinflation in a limited number of markets) in input prices and commodities, including forward buying, value engineering and alternative supply arrangements, may not be sufficient to mitigate these risks. Relatedly, the Group is also subject to risks arising from increases in interest rates. In particular, the Group has obligations under financial instruments that bear interest at floating rates, and borrowings under the Group’s bank financing facilities (see Note 25 to the Consolidated Financial Statements, from page 153). Sustained elevated interest rates may in future increase the Group’s interest expenses associated with these and future debt obligations and thereby reduce cash flow available for other purposes. Any hedging arrangements entered into by the Group to offset this risk may prove not to be fully effective or available on terms that are acceptable to the Group. Risks related to litigation, disputes and regulatory investigations The Group is, and may in the future be, subject to legal proceedings, disputes and regulatory and governmental investigations in various contexts, including consumer fraud actions, competitor and regulatory challenges to product and marketing claims, competition law investigations, product liability and quality claims, human resources claims, contractual disputes and other disputes or claims arising in the ordinary course of its business operations. These legal actions, disputes and investigations may relate to aspects of the Group’s businesses and operations that are specific to the Group, or that are common to companies that operate in the Group’s markets, and this risk may be enhanced in circumstances where the Group is operating in new markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by the Group, and may be class actions. Further information on legal proceedings impacting the Group are detailed in Note 22 to the Consolidated Financial Statements, on page 150. In connection with acquisitions, disposals or other transactions, the Group may enter into contractual arrangements pursuant to which the Group may become exposed to litigation risk despite not being a party to proceedings in relation to which the indemnities may be implicated (see also The Group has indemnification obligations in favour of the GSK Group and the Pfizer Group, which could be significant). Given the large or indeterminate amounts of damages sometimes sought by claimants, other sanctions that might be imposed (including the Group no longer being able to use key claims) and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome to any litigation, dispute, government or regulatory investigation could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. The Group has made provisions for legal disputes and matters, including amounts relating to legal and administrative proceedings, which the Group believes are reasonably possible (but not probable) to be realised. Given the inherent uncertainty of litigation, it is possible that the Group might incur additional liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by the Group to be reasonably possible. Details of these contingencies are included within Other provisions as set out in Note 21 to the Consolidated Financial Statements, on page 150. The Group faces risks associated with significant international operations The Group operates on a global basis. While geographic diversity helps to reduce the Group’s exposure to risks in any one country or part of the world, it also means that the Group faces risks associated with significant international operations, including, but not limited to: exchange rate risks; regulatory limits on the import and export of products, or repatriation of earnings (including exchange and export/import controls); political or economic instability, geopolitical events and rising geopolitical trade tensions as well as social or labour unrest; foreign ownership and investment restrictions and the potential for nationalisation or expropriation of property or other resources; changes to trade policies and agreements and other foreign or domestic legal and regulatory requirements, including those resulting in potentially adverse tax consequences or the imposition of and/or the increase in onerous trade restrictions, tariffs and/or price controls (including requirements to exclusively utilise local manufacturing); and changes to labour laws, travel or immigration restrictions. Following the 2024 elections in the US and Europe, trade policy uncertainty has increased, and tariffs and other trade restrictions have been imposed or expanded by the United States, China and the European Union. If there is an escalation in tariff or duty activity, or other protectionist industrial policies, between the US and its major trading partners, or other major economies, it could negatively impact global economic activity, the Group’s global supply chain and/or demand for the Group’s products, each of which could materially and adversely affect the Group’s business, results of operations and financial condition. The complex political relationship between the US and China, the Group’s two largest markets, presents additional risk of trade disruptions and reduced certainties on the Group’s opportunities for strategic growth. Any or all of the foregoing risks could adversely impact consumer confidence, affect the Group’s product mix and/or have a significant impact on the Group’s ability to sell its products on a competitive basis in international markets and may materially and adversely affect its business, prospects, results of operations and financial condition. Volatility in material and other costs could materially and adversely impact the Group’s profitability Increases in the costs of and/or a reduction in the availability of materials, including active pharmaceutical ingredients and excipients and raw and packaging material commodities, as well as labour, energy, logistics and other necessary services, such as those seen during the COVID-19 pandemic and in relation to inflationary pressures, may adversely affect the Group’s profit margins. If material and other cost increases continue in the future, the Group may be unable to pass along such higher costs in the form of price increases, achieve cost efficiencies, or otherwise manage the exposure through sourcing strategies, ongoing productivity initiatives and the potential use of commodity Other Information Haleon Annual Report and Form 20-F 2025 187 Parent Company Financial Statements Consolidated Financial Statements Corporate Governance Strategic Report

hedging contracts. Sustained price increases may also lead to declines in sales volumes as competitors may not adjust their prices or consumers may decide not to pay higher prices, which could lead to sales declines and loss of market share. The Group’s business may be impacted by the effects of regional and local conflicts The Group monitors the effects of regional and local conflicts. However, the broader economic consequences of Russia’s invasion of Ukraine and other recent regional conflicts, including the escalating conflict in the Middle East, continue to be difficult to predict, and the ongoing global geopolitical and economic instability related to the actions of governments relating thereto (including sanctions measures), the effects of which include (but are not limited to) changes in commodity, freight, logistics and input costs, could continue to adversely impact the Group’s business and/or the trading prices of its securities. The Group faces risks including but not limited to: — Disruption to the Group’s business operations, including adverse impacts on its employees and on its revenue derived in regions involved in conflict. — Foreign exchange risk relating to its revenues denominated in relevant currencies. For example, the Group generates revenue from sales of its products in Russia in Russian Rubles, and denominates its significant costs in other currencies, such as Pound Sterling, Euro and USD. Sanctions against Russia have increased volatility in the value of the Russian Ruble, which may affect the results of the Group’s operations in Russia as the relative value between its derived revenues and incurred costs fluctuates. In addition, the imposition of exchange controls may limit the Group’s ability to repatriate profits from its operations in relevant countries. — Reduced demand for the Group’s products which exposes the Group to increased counterparty risk in relation to customers and receivables from customers. — Compliance with global sanctions regimes, and possible counter measures imposed in response, many of which are evolving rapidly and are increasingly complex to operate within. — Potential litigation risk from the Group’s counterparties seeking to assert their rights for payments that are unable to be made by the Group because of sanctions imposed on counterparties or financial institutions. — Reputational risks associated with the Group’s continued presence in certain markets. Negative publicity surrounding the Group’s continued presence and/or supply of products in countries involved in conflict could damage the Group’s brands and its reputation, lead to boycotts of its products outside the conflict region and/or have consequences on the continuation of operations and/or sales, including a determination by the Group to discontinue all sales in such countries. — As part of the Russian Government’s indicated plans to seize the assets of western companies leaving Russia, in the event that the Group discontinues its Russian operations, the potential (i) nationalisation of the Group’s Russian assets, (ii) devaluing of the Group’s Russian patents and trademarks and (iii) introduction of restrictions on, or imposition of unfavourable terms in respect of, payments made from Russia or relating to assets in Russia. The impact of conflict remains highly uncertain and there may be additional risks to the Group arising out of or relating to the current conflicts and escalating military conflicts globally, which could also have a material adverse effect on the Group’s business. Failure to comply with regulation regarding the use of personal data The Group is subject to regulations in the jurisdictions in which it operates regarding the use of personal data. The Group collects and processes personal data from its consumers, customers, business contacts and employees as part of the operation of its business, and therefore it must comply with data protection and privacy laws. Those laws generally impose certain requirements on the Group in respect of the collection, retention, use and processing of such personal information. Notwithstanding its efforts, the Group is exposed to the risk that this data could be wrongfully appropriated, lost, disclosed, retained, stolen or processed in breach of data protection laws. EU GDPR and the UK GDPR as well as the increased data protection regulation in other jurisdictions, such as China, Russia and the US, introduced the potential for significant new levels of fines for non-compliance based on turnover. As part of its ongoing compliance with applicable requirements, the Group may be required to expend significant capital or other resources and/or modify its operations to meet such requirements, any or a combination of which could have a material adverse effect on the Group’s business, financial condition and financial results, or otherwise harm its reputation. The Group is exposed to risks relating to fluctuations in currency exchange rates and related hedging activities The Group operates internationally and holds assets, incurs liabilities, generates sales and pays expenses in a variety of currencies other than Pound Sterling (the currency in which it reports its financial results). The most significant foreign currency exposures are to the USD, Euro, Swiss Franc and Chinese Renminbi, including $5,939m of USD-denominated bonds, €3,085m of Euro-denominated bonds as well as a long-term loan of CNY3,052m incurred by the Group as at 31 December 2025. Fluctuations in exchange rates for foreign currencies have in the past reduced and could continue to reduce the Pound Sterling value of sales, earnings and cash flows the Group receives from markets outside the UK, increase its supply costs (as measured in Pound Sterling) in those markets, negatively impact its competitiveness in those markets or otherwise materially and adversely impact its business or financial condition. The Group aims to manage this risk through hedging where possible and practical; however, such hedging activities may be ineffective or may not offset more than a portion of the adverse financial effect resulting from variations to such rates. The Group is also exposed to counterparty credit (or repayment) risk under hedging contracts. To the extent any hedging activities of the Group are wholly or partially ineffective, or to the extent a hedging counterparty fails to meet its obligations under any hedging agreement, this could result in losses which could have a material adverse effect on the Group’s business, results of operations and financial condition. Determinations made by the Group with respect to the application of tax law may result in challenges from or disputes with tax authorities which result in the payment of additional amounts for tax The worldwide nature of the Group’s operations means that the Group is subject to the tax laws in each country in which it operates. Given tax laws are complex and are subject to interpretation by Haleon and the relevant fiscal authorities, there may be occasions where Haleon’s tax filing position is subject to challenge and/or there is a risk of double taxation. Additionally, the Group is subject to many different forms of taxation within any given jurisdiction in which it operates (including, but not limited to, corporate income taxes, capital gains taxes on direct or indirect transfers of ownership, stamp duty and similar transfer taxes, value added taxes, Group information continued 188 Haleon Annual Report and Form 20-F 2025 property taxes and social security and other payroll taxes). The global tax environment across all taxes continues to change rapidly creating further complexity and uncertainty. This means that the Group may be subject to domestic and cross-border tax authority disputes in the future, which could result in the payment of additional amounts of tax. Such potential disputes and the resulting payment obligations could have a material adverse effect on the Group’s business, results of operations and financial condition. At 31 December 2025, the Group had recognised provisions of £122m in respect of uncertain tax positions. Changes in the tax systems of the countries in which the Group operates could adversely affect the Group’s financial condition and results of operations Many countries, including the ones in which the Group operates, change their tax laws from time to time, including by legislation, regulation, administrative practice, judicial action or entering into or amending tax treaties. The Group’s financial condition and results of operations may be adversely affected by such changes. Risks relating to separation of its business from GSK The Group has indemnification obligations in favour of the GSK Group and the Pfizer Group, which could be significant The Group, GSK, and Pfizer, entered into that Pfizer Stock and Asset Purchase Agreement (Pfizer SAPA) on 19 December 2018 pursuant to which the Group, GSK, and Pfizer agreed to form a new global consumer healthcare joint venture. The Pfizer SAPA, as amended from time to time, including by the Pfizer SAPA Amendment Agreement, contains certain cross indemnities among the Group, the GSK Group and the Pfizer Group. Among other provisions, the Group is required to indemnify the GSK Group and Pfizer Group in respect of ‘Purchaser Liabilities’ and ‘Assumed Liabilities.’ In 2022, GSK and Pfizer have each served the Group with notice of potential claims under the relevant indemnification provisions in the Pfizer SAPA in relation to possible liabilities connected with OTC Zantac, which the Group has rejected on the basis that the scope of the indemnities set out in the Pfizer SAPA only covers the consumer healthcare businesses of GSK and Pfizer when the consumer healthcare joint venture was formed in 2018 (see Legal proceedings in Note 22 to the Consolidated Financial Statements, on page 150). It is not possible, at this stage, to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate what liability (if any) the Group may have to GSK and/or Pfizer under the relevant indemnities. In addition, the Company, GSK and Pfizer, among others, entered into a tax covenant on 1 June 2022, which has been effective from the time of the Demerger (the Tax Covenant). Subject to certain financial and other customary limitations, the Tax Covenant contains certain indemnities in respect of taxation given from GSK and Pfizer to the Company (and vice versa) where it has been agreed that such taxes are properly allocable to the indemnifying party. If any amounts payable by the Group under these indemnities (or additional taxes imposed on the Group that are not indemnified by GSK and/or Pfizer under the Tax Covenant) are substantial, this could have a material adverse effect on the financial condition, results of operations and/or prospects of the Group. Other Information Haleon Annual Report and Form 20-F 2025 189 Parent Company Financial Statements Consolidated Financial Statements Corporate Governance Strategic Report

Description of securities other than equity securities Fees and charges payable by ADR holders The Company’s American Depositary Receipt (ADR) programme is administered by J.P. Morgan Chase Bank, N.A. (the Depositary), as the Depositary. The holder of an ADR may have to pay the following fees and charges to the Depositary in connection with ownership of the ADR: Category Depositary actions Associated fee or charge Depositing or substituting the underlying shares Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of: (i) share distributions, stock splits, rights, mergers or (ii) exchange of securities or any other transactions or event or other distribution affecting the ADSs or the deposited securities. Up to $5.00 for each 100 ADSs (or portion thereof) issued or delivered (as the case may be). Receiving or distributing dividends Distribution of cash/stock dividends. $0.05 or less per ADS. Selling or exercising rights Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities. Up to $5.00 for each 100 ADSs (or portion thereof). Withdrawing, cancelling or reducing an underlying security Surrendering ADSs for cancellation and withdrawal of deposited property. Up to $5.00 for each 100 ADSs (or portion thereof) surrendered or cancelled (as the case may be). Transferring, combination or split-up of receipts Not applicable. Not applicable. General depositary services, particularly those charged on an annual basis1 Other services performed by the Depositary in administering the ADRs. A fee of $0.05 or less per ADS per calendar year held on the applicable record date(s) established by the Depositary. Fees and expenses of the Depositary Fees and expenses incurred by the Depositary or the Depositary’s agents on behalf of holders, including in connection with: (i) stock transfer or other taxes and other governmental charges, (ii) cancellation transaction fees and delivery expenses, (iii) transfer or registration expenses in connection with the deposit and withdrawal of deposited securities, (iv) expenses in connection with the conversion of foreign currency into US Dollars (which are paid out of such foreign currency), (v) cable, telex, facsimile transmission/delivery and (vi) any other charge payable by the ADR Depositary or its agents. As incurred by the Depositary. 1. With effect from 2025, the Depositary charges an administration fee of $0.02 and a $0.01 dividend fee charged across the Interim and Final Dividends per ADR annually. Direct and indirect payments by the Depositary The Depositary anticipates reimbursing Haleon for certain expenses incurred by it that are related to the establishment and maintenance of the ADR programme upon such terms and conditions as Haleon and the Depositary may agree from time to time. The Depositary may make available to Haleon a set amount or a portion of the Depositary fees charged in respect of the ADR programme or otherwise upon such terms and conditions as Haleon and the Depositary may agree from time to time. In respect of the year ended 31 December 2025, the Depositary made payments of approximately $17.5m. Under certain circumstances, including removal of the Depositary or termination of the ADR programme by Haleon, Haleon is required to repay certain amounts paid to it and to compensate the Depositary for payments made or services provided on behalf of Haleon. Group information continued 190 Haleon Annual Report and Form 20-F 2025

Articles of Association The Articles of Association, adopted on 31 May 2022, contain (amongst others) provisions to the following effect. Any amendment requires the approval of shareholders by a special resolution at a general meeting. The Company’s objects are unrestricted. Directors The Board has the authority to manage the business of the Company, for example, through powers to issue and repurchase its shares, subject where required to shareholder resolutions. Subject to certain exceptions, the Directors do not have power to vote at Board meetings on matters in which they have a material interest. The Company by ordinary resolution, or the Board, may appoint any person permitted by law to do so and willing to act to be a Director. In addition to any power of removal under legislation, the Company may by special resolution remove a Director before the expiration of their period of office and may (subject to the Articles) by ordinary resolution appoint another person as a Director in their place. All Directors must retire from office at the AGM each year and may offer themselves for re-election. Rights and restrictions The liability of shareholders is limited to the amount, if any, unpaid on the ordinary shares held by them. Subject to any rights attached to existing shares, the Company may issue (i) shares with such rights and restrictions as the Company may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the Board may decide and (ii) redeemable shares, and the Board may determine the terms and conditions applied to shares so issued. Such rights, restrictions, terms and conditions apply to the relevant shares as if they were set out in the Articles. Shareholders are entitled to vote at a general meeting or class meeting on a poll. Any resolution put to a vote at a general meeting of the Company shall be decided on a poll. The Companies Act and the Articles provide that on a poll every shareholder has one vote per ordinary share held and a shareholder may vote in person or by one or more proxies. The proxies appointed by them taken together have the same voting rights as the shareholder could exercise in person. In the case of joint holders, the vote of the senior who tenders a vote is accepted to the exclusion of the votes of the other joint holders and seniority is determined by the order in which the names stand in the register. Non-voting preference shares do not confer any right to vote at a general meeting. Non-voting preference shareholders are, however, entitled to vote at any class meeting of non-voting preference shareholders. A shareholder is not entitled to vote any share held by them at any general or class meeting if any call or other sum then payable remains unpaid or if that shareholder has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Act. Dividends The Company may by ordinary resolution declare dividends not exceeding the amount recommended by the Board. Subject to the Companies Act, the Board may pay dividends whenever the financial position of the Company, in the opinion of the Board, justifies its payment. The non-voting preference shares rank pari passu with all other non-voting preference shares and have preferential dividend rights ahead of the ordinary shares, entitling holders to quarterly cumulative dividends at a fixed rate of 9.5% per annum for five years from the date of the issue, following which the rate shall be reset for each subsequent period of five consecutive years at the rate equal to the Bank of England base rate prevailing at the time of reset plus 7.5%. Dividends on the non-voting preference shares which have become payable are required to be paid in full before any repurchases or distributions can be made with respect to the ordinary shares. Any dividend unclaimed after a period of six years from the date it was declared or became due for payment is forfeited and reverts to the Company unless the Board decides otherwise. The Board may decide how dividends or other money payable in cash relating to a share are paid. If shareholders fail to provide the necessary details to enable payment, or if payment cannot be made using the details provided by the shareholder, the dividend or other amount payable will be treated as unclaimed. Rights on a winding up The non-voting preference shares carry preferential rights to participate in a distribution of capital in the event of insolvency (including on a winding-up) up to an amount equal to their nominal value plus accrued dividend and any arrears or deficiency in amount of the cumulative dividend. The ordinary shares do not carry any rights to participate in a capital distribution (including on a liquidation) other than those that exist as a matter of law. Under the Companies Act, upon a liquidation, after the claims of creditors have been satisfied and subject to any special rights attaching to any other class of shares in the Company (including the non-voting preference shares), surplus assets (if any) are distributed among the shareholders in proportion to the number and nominal amounts of their ordinary shares. Redemption of non-voting preference shares Each non-voting preference share is redeemable in whole at the option of the Company or each relevant shareholder in respect of its entire holding on any date falling not less than five years after the date on which that share was issued or, if earlier, on the Company undergoing a change of control. General meetings The Company is required to give at least 21 days’ notice of a general meeting unless a special resolution reducing the period to not less than 14 days has been passed at the immediately preceding AGM. The Board may decide to allow persons entitled to attend and participate in a general meeting to do so by simultaneous attendance and participation by means of an electronic facility with no member necessarily in physical attendance at the electronic meeting, and to permit Directors or others to attend and speak, and the chair of the meeting to preside, by electronic means. Shareholders present in person or by proxy by means of such electronic facility will be counted in the quorum for, and be entitled to participate in, the relevant general meeting. Restrictions in respect of designated persons The Company can apply restrictions and take certain actions in relation to its shares where the Company believes the holder is or may be designated as a sanctioned person by certain authorities (including the UK, US, EU or any respective governmental institutions) or where it would be unlawful by virtue of any applicable sanctions laws. Other Information Haleon Annual Report and Form 20-F 2025 191 Parent Company Financial Statements Consolidated Financial Statements Corporate Governance Strategic Report

Exchange controls and restrictions on payment of dividends Other than certain economic sanctions in force from time to time, there are no governmental laws, decrees or regulations in the UK restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident holders of ordinary shares or ADRs. There are no limitations under English law or the Articles on the right of non-resident or foreign owners to be the registered holders of, or to exercise voting rights in, ordinary shares or ADRs. Impact of regulation The Group’s activities are subject to regulations on a local and international level that impact the Group’s activities. The majority of the Group’s products can be categorised according to four principal regulatory classifications: OTC medicines; medical devices; foods; and cosmetics. Each is subject to regulatory regimes that restrict research, development, manufacturing, testing, marketing and sale of the Group’s products, and the process of obtaining regulatory approvals and ongoing compliance with applicable laws, regulations and other requirements necessitates the expenditure of substantial time and financial resources, which can increase the cost and complexity of the Group’s business (see, for example, The Group may not be able to develop and commercialise new products effectively in the Risk Factors section on page 182). In the US, the FDA is our principal regulator and we must also comply with regulations promulgated by other federal and state authorities. In the EU, the regulatory system is based on a network of national competent authorities in the European Economic Area, working together with the European Medicines Agency and the European Commission. In China, the National Medical Products Administration (and affiliated institutions) is the primary regulator supervising and regulating drugs, medical devices and cosmetics. — OTC medicines. OTC medicines are regulated according to guidelines and standards published by the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use. The requirements govern, among other things, pre-clinical and clinical testing, pre- and post-marketing approval, production, distribution, import, export, and advertising. Failure to comply can result in recalls, seizures, injunctions, refusal or withdrawal of approval of products, fines or criminal prosecution. — Medical devices. All medical devices must satisfy safety and performance, quality system (some low-risk devices may be exempt) and labelling requirements, with the degree of regulatory scrutiny increasing with the potential risks of the medical device. Regulatory controls on medical devices, including pre-market authorisation requirements, may require the provision of stringent supporting material, including (among other things) independent external audits of the manufacturer’s quality systems, independent external review of the technical data and documentation of relevant clinical evidence to support the manufacturer’s claims. — Food. Most food products do not require pre-market authorisation, although specific categories (such as food supplements, foods for special medical purposes or dietary supplements) may require notification of sale to regulators. In some countries, such as China, products classified as functional health foods require a formal pre-market review and registration. Products in this category are subject to strict quality and safety standards, including for packaging and product composition. — Cosmetics. Cosmetics can be classified differently by territory; a cosmetic in one country may be classified as a medicine, or even a medical device, in another country (e.g. fluoride toothpaste is a cosmetic in the EU and a drug in the US). Some countries require pre-market approval involving the provision of safety assessments, manufacturing data and raw material functionality, while other countries require no registration. Additional laws, regulations and other requirements materially relevant to the Group’s business include: — Claims and labelling. The labelling and advertising for all product classifications which the Group markets is subject to applicable laws in markets in which the Group operates, which may specify text format and the order of information, require specific information and statements, and restrict misleading, unfair or unsubstantiated claims in advertisements and on labels. Regulatory authorities may take enforcement action against businesses which fail to comply with relevant rules. — Pricing. The Group’s activities are also subject to price control laws and regulations in some of the markets in which it operates. For example, in China, in respect of medicines (both Rx and OTC) in the hospital channel, the government regulates prices through a centralised procurement mechanism, medical insurance reimbursement standards and strengthened regulation of medical and pricing practices. — Consumer safety and quality. The Group is subject to vigilance regulations designed to ensure the safety of its products, whether in the development pipeline, already approved, or post-launch. These regulations require the collection, detection, assessment, monitoring and prevention of adverse events/undesirable effects, through (among other things) inspection by health authorities, reporting of serious safety events, and preparation of periodic safety reports. The Group is also subject to quality regulations that apply to innovation, manufacturing practices, testing, marketing, post-marketing studies and reporting by product classification. These regulations can require pre- and post-approval inspections of facilities to ensure good manufacturing practice compliance, and the imposition of quality systems regulations on medical devices. Material contracts No contracts have been entered into by the Company or a member of the Group within the two years immediately preceding the date of this Annual Report that are material to the Company or any member of the Group (other than contracts entered into in the ordinary course of business). Further details of Haleon’s off-market purchase from Pfizer during 2025 under the 2024 Off-Market Buyback Contract is set out on pages 175 and 193. Group information continued 192 Haleon Annual Report and Form 20-F 2025

Shareholder information Summary of significant corporate governance differences from NYSE listing standards The Group’s statement of compliance with the UK Corporate Governance Code issued in January 2024 by the Financial Reporting Council (the Code) is set out on page 104. The Company’s ADSs are listed on the NYSE and we are subject to the reporting and other requirements of the SEC applicable to US foreign private issuers. We are required to disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the Listing Standards of the NYSE. The significant differences between Haleon’s corporate governance practices as a UK company and those required by NYSE standards for US companies are as follows. Independence The Code’s principles recommend that at least half the Board, excluding the Chair, should consist of independent non-executive directors. As at 5 March 2026, the Board consisted of the Chair, independent at the time of his appointment, two Executive Directors and eight Independent Non-Executive Directors. NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. The NYSE has set out six bright line tests for director independence. The Board’s judgement is that the Non-Executive Directors are independent and, as such, Independent Non-Executive Directors make up a majority of the Board. However, it did not explicitly take into consideration the NYSE’s tests in reaching this determination. Committees The Company has a number of Board Committees which are similar in purpose and constitution to those required for domestic companies under NYSE rules. The NYSE requires US companies to have audit, remuneration and nominating/corporate governance committees composed entirely of independent directors, as defined under the NYSE rules. The Company’s Nominations & Governance, Audit & Risk, and Remuneration Committees consist entirely of Non-Executive Directors who are independent under the standards of the Code, which may not necessarily be the same as the NYSE independence standards. The nominating/ governance committee is responsible for identifying individuals qualified to become members of the Board and to recommend to the Board a set of corporate governance principles. As the Company is subject to the Code, the Company’s Nominations & Governance Committee is responsible for nominating, for approval by the Board, candidates for appointment to the Board and its Committees. The Company’s Nominations & Governance Committee consists of the Chair and Independent Non-Executive Directors. The Chair of the Board of Directors of the Company is not a member of either the Remuneration or Audit & Risk Committees. As set out on page 70, the Audit & Risk Committee is chaired by Alan Stewart, an Independent Non-Executive Director, who, in the Board’s view, has the experience and qualifications to satisfy the criterion under US rules for an ‘audit committee financial expert’. Shareholder approval of equity compensation plans The NYSE rules for US companies require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. Haleon complies with UK requirements that are similar to the NYSE rules. The Board, however, does not explicitly take into consideration the NYSE’s detailed definition of what are considered ‘material revisions’. Purchases of equity securities by the Company and affiliated purchasers During the financial year ended 31 December 2025, the following ordinary shares (including ordinary shares held indirectly through Haleon ADSs) were purchased by the Company and the Company's employee benefit trusts. The Board approved the capital allocation of £500m to share buybacks in 2025 on 25 February 2025. Haleon completed an off-market share buyback from Pfizer, Inc. on 21 March 2025. Haleon undertook two on-market share buybacks in 2025; (i) commenced on 28 March 2025 and concluded on 26 June 2025, (ii) commenced on 31 July 2025 and concluded on 1 October 2025. An additional £150m of share buybacks for the purposes of satisfying Haleon's obligations under its existing employee share plans in 2026 and 2027 was approved by the Board on 15 July 2025. Further details on the Company's share buybacks are outlined on page 175. Period Total number of shares purchased Average price paid per share (£) Total number of shares purchased as part of publicly announced plans or programmes Maximum number of shares that may yet be purchased under the plans or programmes 1 January–31 January Nil Nil Nil N/A 1 February–29 February 4,034 3.77 Nil N/A 1 March–31 March 45,569,1281,2 3.88 45,569,1281,2 N/A 1 April–30 April 17,166,0942 3.78 17,166,0942 N/A 1 May–31 May 15,660,5122 4.05 15,660,5122 N/A 1 June–30 June 16,796,6322 3.95 16,796,6322 N/A 1 July–31 July Nil Nil Nil N/A 1 August–31 August 25,058,2422 3.58 25,058,2422 N/A 1 September–30 September 50,498,3482 3.51 50,498,3482 N/A 1 October–31 October 5,057,5692 3.32 5,057,5692 N/A 1 November–30 November Nil Nil Nil N/A 1 December–31 December Nil Nil Nil N/A 1. Shares purchased directly from Pfizer Inc. 2. Shares purchased on the open market in the UK and US. Other Information Haleon Annual Report and Form 20-F 2025 193 Parent Company Financial Statements Consolidated Financial Statements Corporate Governance Strategic Report

Dividend history The table below sets out the dividends declared for each financial year in respect of the Company’s ordinary shares and ADSs. Pence US$ 2025 7.11 —2 2024 6.6 0.1773117 2023 6.0 0.1491385 2022 2.4 0.0597319 1. Includes the proposed 2025 final dividend of 4.9p per ordinary share, which is subject to shareholder approval at the 2026 AGM. 2. The US Dollar equivalent of the final dividend will be set based on the actual foreign exchange rate achieved by the Company prior to payment. Two ordinary shares represent one ADS and the US Dollar equivalent of the 2025 interim dividend paid to ADS holders on 18 September 2025 was $0.059783 per ADS. Shareholder profiles Analysis of shareholdings as at 31 December 2025 Holding of shares Number of accounts % of total accounts % of total shares Number of shares Up to 1,000 38,635 72.46% 0.13% 12,029,890 1,001–5,000 10,950 20.54% 0.27% 23,925,956 5,001–100,000 2,749 5.16% 0.48% 43,091,357 100,001 to 1,000,000 545 1.02% 2.27% 202,917,496 Over 1,000,000 437 0.82% 96.85% 8,670,388,949 Totals 53,316 100.00% 100.00% 8,952,353,648 Held by Institutional and corporate holders 1,531 2.87 71.06 6,361,789,475 Individuals and other corporate bodies 51,783 97.13 14.95 1,338,021,809 Guaranty Nominees Limited 1 0.00 13.48 1,206,796,718 Treasury Shares (Haleon plc) 1 0.00 0.51 45,745,646 J.P. Morgan Chase Bank, N.A. is the Depositary for the Company’s ADR programme. The Company’s ADSs are listed on the NYSE. Ordinary shares representing the Company’s ADR programme, which is managed by the Depositary, are registered in the name of Guaranty Nominees Limited. As at 5 March 2026, being the latest practicable date prior to publication of this Annual Report, Guaranty Nominees Limited held 1,207,596,718 ordinary shares representing approximately 13.56% of the Company’s issued share capital, excluding treasury shares. As at the latest practicable date, the number of holders of ordinary shares in the US was 810 with holdings of 975,371 ordinary shares, and the number of registered holders of ADSs was 13,431 with holdings of 603,798,359 ADSs. Certain of these ordinary shares and ADSs were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the US is not representative of the number of beneficial holders or of the residence of beneficial holders. Tax information for shareholders A summary of certain UK tax and US federal income tax consequences for holders of shares and ADSs who are citizens of the UK or the US is set out below. It is not a complete analysis of all the possible tax consequences of the purchase, ownership or sale of these securities. It is intended only as a general guide. Holders are advised to consult their advisers with respect to the tax consequences of the purchase, ownership or sale of their shares or ADSs and the consequences under state and local tax laws in the US and the implications of the current UK/US tax conventions. US holders of ADSs generally will be treated as the owners of the underlying shares for the purposes of the current UK/US double taxation conventions relating to income and gains (Income Tax Convention), estate and gift taxes (Estate and Gift Tax Convention), and for the purposes of the Internal Revenue Code of 1986, as amended. UK shareholders This summary only applies to a UK resident shareholder that holds shares as capital assets. Taxation of dividends For the 2025/2026 UK tax year, UK resident individuals are entitled to a dividend tax allowance of up to £500, so that the first £500 of dividends received in a tax year will be free of tax. Dividends in excess of this allowance will be taxed at 8.75% for basic rate taxpayers, 33.75% for higher rate taxpayers and 39.35% for additional rate taxpayers. These rates are expected to increase to 10.75%, 35.75% and 39.35%, respectively, from April 2026. Shareholder information continued 194 Haleon Annual Report and Form 20-F 2025

Stamp duty and stamp duty reserve tax UK stamp duty and/or stamp duty reserve tax (SDRT) will, subject to certain exemptions, be payable on the transfer of shares at a rate of 0.5% (rounded up to the nearest £5 in the case of stamp duty) of the consideration for the transfer. Notwithstanding this, provided that an instrument is executed in pursuance of the agreement that gave rise to the charge to SDRT and that instrument is stamped within six years of the agreement (including being stamped as exempt) any SDRT charge should be cancelled and any SDRT which has already been paid should be repaid. UK stamp duty and/or SDRT will, subject to certain exemptions, be payable on any transfer of shares to the ADS custodian or depositary at a rate of 1.5% of the amount of any consideration provided (if transferred on sale), or their value (if transferred for no consideration). However, no stamp duty or SDRT should be payable on the transfer of, or agreement to transfer, an ADS provided, in the case of stamp duty, that no instrument of transfer is entered into. US shareholders This section describes certain material US federal income tax consequences to a US holder (as defined below) of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets (generally assets held for investment purposes) and use the US Dollar as your functional currency. This discussion addresses only US federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or an alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including: a bank, thrift or other financial institution, a broker or dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting, a tax-exempt organisation or tax-exempt account, a qualified retirement plan or individual retirement account, a life insurance company or other financial institution, a real estate investment trust, a regulated investment company, a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, a person that purchases or sells shares or ADSs as part of a wash sale. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, US Treasury Department income tax regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention between the US and the UK (the Treaty). These authorities are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. You are a US holder if you are a beneficial owner of shares or ADSs and you are, for US federal income tax purposes: a citizen or resident of the US, a domestic corporation, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust. If an entity or arrangement that is treated as a partnership for US federal income tax purposes holds the shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. You should consult your own tax adviser regarding the US federal, state and local tax consequences of owning and disposing of shares and ADSs in your particular circumstances. In general, and taking into account the earlier assumptions, for US federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to US federal income tax. We believe that we have not been classified as a 'passive foreign investment company' (a PFIC) for US federal income tax purposes in our most recently completed taxable year and we do not expect to become a PFIC in the current taxable year or the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. The discussion in this section below assumes that we are not classified as a PFIC for US federal income tax purposes. Distributions The gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes), other than certain pro-rata distributions of our shares that are generally not taxable, will be treated as a dividend that is subject to US federal income taxation. We do not determine our current or accumulated earnings and profits for such purposes and, accordingly, US holders should expect that distributions will be reported as dividends. If you are a non-corporate US holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with UK resident shareholders that are corporation taxpayers should note that dividends payable on ordinary shares are generally entitled to exemption from corporation tax provided certain conditions are met. Taxation of capital gains UK resident shareholders may be liable for UK tax on gains on the disposal of shares. For disposals by individuals in the 2025/2026 UK tax year, a taxable capital gain accruing on a disposal of shares will be taxed at 18% for basic rate taxpayers, or 24% if, after all allowable deductions, the individual’s taxable income for the year exceeds the basic rate income tax banding. Note, in each case, this is following the use of any exemptions available to the individual taxpayer such as the annual exempt amount. A disposal by corporation tax payers may give rise to a chargeable gain for the purposes of UK corporation tax, depending on the circumstances and subject to any available exemption or relief. Corporation tax is charged on gains at the rate of corporation tax applicable to that company. Inheritance tax Individual (UK-domiciled or otherwise) shareholders may be liable to UK inheritance tax on the transfer of shares or ADSs. Tax may be charged on the amount by which the value of the shareholder’s estate is reduced as a result of any transfer by way of lifetime gift or other disposal at less than full market value. In the case of a bequest on death, tax may be charged on the value of the shares at the date of the shareholder’s death. If such a gift or other disposal were subject to both UK inheritance tax and US estate or gift tax, the Estate and Gift Tax Convention would generally provide for tax paid in the US to be credited against tax payable in the UK. Other Information Haleon Annual Report and Form 20-F 2025 195 Parent Company Financial Statements Consolidated Financial Statements Corporate Governance Strategic Report

respect to the shares or ADSs generally will be qualified dividend income provided that we are not a PFIC in the taxable year of the distribution or the prior taxable year and in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the US or we are eligible for the benefits of the Treaty. Our ADSs are listed on the NYSE and we therefore expect that dividends on the ADSs will be qualified dividend income. In addition, we believe that we are currently eligible for the benefits of the Treaty and that dividends on the shares and ADS will be qualified dividend income on that basis, but there can be no assurance that we will continue to be eligible for the benefits of the Treaty. Dividends will generally be income from sources outside the US and will generally be ‘passive’ income for the purposes of computing the foreign tax credit allowable to you. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution that you must include in your income will be the US Dollar value of the Pound Sterling payments made, determined at the spot Pound Sterling/US Dollar rate on the date the dividend is distributed, regardless of whether the payment is in fact converted into US Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is distributed to the date you convert the payment into US Dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with US federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends. Sales or dispositions If you sell or otherwise dispose of your shares or ADSs, you will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US Dollar value of the amount that you realise and your tax basis, determined in US Dollars, in your shares or ADSs. A capital gain of a non-corporate US holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. Under current law, long-term capital gains of non-corporate US holders are taxed at reduced rates. The deductibility of capital losses is subject to limitations. Passive foreign investment company (PFIC) classification We believe that we have not been classified as 'passive foreign investment company' (a PFIC) for US federal income tax purposes in our most recently completed taxable year and we do not expect to become a PFIC in the current taxable year or the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. If we were to be treated as a PFIC, any gain realised on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, you would generally be treated as if you had realised any gain and certain ‘excess distributions’ ratably over your holding period for the shares or ADSs. Amounts allocated to the current year and any year before we were a PFIC would be taxed as ordinary income and amounts allocated to other years would be taxed at the highest tax rate in effect for each such year, and would be subject to an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us would not be eligible for the preferential tax rate if we were a PFIC (or treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income. Taxpayer reporting obligations Certain US holders that hold certain ‘specified foreign financial assets’, which include the shares or ADSs, are required to report information relating to such assets to the US Internal Revenue Service (the IRS), generally on IRS Form 8938 (Statement of Specified Foreign Financial Assets), if the total value of such assets exceed certain thresholds unless those assets are held in a US financial institution (including a non-US branch of a US financial institution). Failure to provide such information could result in significant additional taxes and penalties and other adverse tax consequences. US holders should consult their own tax advisers regarding this and other potential information reporting obligations. Reporting and backup withholding Dividend payments with respect to ordinary shares or ADSs and proceeds from the sale, exchange, redemption, or other disposition of ordinary shares or ADSs may be subject to information reporting to the IRS. Certain exempt recipients, including corporations, are not subject to these information reporting requirements but may be required to provide documentation to establish this exemption. Payments subject to information reporting may be subject to backup withholding unless the holder furnishes a correct taxpayer identification number on a validly completed IRS Form W-9. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US holder’s US federal income tax liability or refunded to the US holder if in excess of such liability by filing a timely income tax return or claim for refund with the IRS and furnishing any required information. Shareholder information continued 196 Haleon Annual Report and Form 20-F 2025

Strategic Report	Corporate Governance	Consolidated Financial Statements	Parent Company Financial Statements	Other Information

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

Exhibit 2.4	Description of Securities Registered Under Section 12 of the Exchange Act.
Exhibit 4.1[1]	Service Agreement between Haleon UK Services Limited (formerly known as GlaxoSmithKline Consumer Healthcare (Overseas) Limited) and Brian McNamara dated 9 May 2022.
Exhibit 4.2[1]	Service Agreement between Haleon UK Services Limited and Dawn Allen dated 23 April 2024.
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

Exhibit 4.13[1]	Rules of the Haleon plc Share Value Plan 2023.
Exhibit 4.14[1]	Rules of the Haleon plc Performance Share Plan 2023.
Exhibit 4.15[1]	Rules of the Deferred Annual Bonus Plan 2023.
Exhibit 8	List of subsidiaries of Haleon plc as at 31 December 2025 (can be found on pages 163 to 168).
Exhibit 11	Insider Trading Policy, the Haleon plc Share Dealing Code.
Exhibit 12.1	Certification of Brian McNamara filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

Haleon Annual Report and Form 20-F 2025	197

Exhibits continued

Exhibit 12.2	Certification of Dawn Allen filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
Exhibit 13.1	Certification of Brian McNamara and Dawn Allen furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 15.1	Consent of KPMG LLP.
Exhibit 17	List of Subsidiary Issuers of Guaranteed Securities.
Exhibit 97	Compensation recovery policy.
Exhibit 101. INS	Inline XBRL Instance Document.
Exhibit 101. SCH	XBRL Taxonomy Extension Schema.
Exhibit 101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase.
Exhibit 101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase.
Exhibit 101. LAB	XBRL Taxonomy Extension Schema Label Linkbase.
Exhibit 101. PRE	XBRL Taxonomy Extension Schema Presentation Linkbase.
Exhibit 104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101).

1.Incorporated by reference.
2.This entity was dissolved on 28 December 2022.

198	Haleon Annual Report and Form 20-F 2025

Item Form 20-F caption Location Page 1 Identity of Directors, senior management and advisers Not applicable 2 Offer statistics and expected timetable Not applicable 3 Key information 3A (Reserved) Not applicable 3B Capitalisation and indebtedness Not applicable 3C Reason for the offer and use of proceeds Not applicable 3D Risk factors Group information: Risk factors 181 4 Information on the company 4A History and development of the company Consolidated Financial Statements: Note 1 General information 127 Group information: History and development of the Group 179 Useful information: Investor information – Website and electronic communication 212 4B Business overview Haleon at a glance and 2025 highlights 1, 2 Consolidated Financial Statements: Note 1 General information 127 Consolidated Financial Statements: Note 4 Segment information 130 Group information: Risk factors 181 Group information: Impact of regulation 192 4C Organisational structure Consolidated Financial Statements: Note 29 Subsidiaries 163 Group information: History and development of the Group 179 4D Property, plant and equipment Strategic Report: 2025 Finance review 43 Consolidated Financial Statements: Note 12 Property, plant and equipment 136 Directors’ Report: Streamlined energy and carbon reporting 177 Group information: Property, plant and equipment 180 4A Unresolved staff comments Not applicable Item Form 20-F caption Location Page 5 Operating and financial review and prospects 5A Operating results Strategic Report: Our categories 9 Strategic Report: Our key performance indicators 40 Strategic Report: 2025 Finance review 42 Strategic Report: Viability statement 58 Consolidated Financial Statements: Note 1 General information – ‘Foreign Currencies’ 128 Consolidated Financial Statements: Note 2 Accounting policies 129 Consolidated Financial Statements: Note 25 Capital and financial risk management – ‘Net investment hedges’, ‘Foreign exchange risk management’ and ‘Foreign exchange sensitivity’ 153 Group information: Risk factors – Risks relating to changes in law and the political and economic environment, regulation and legislation 186 5B Liquidity and capital resources Strategic Report: 2025 Finance review – ‘indebtedness, liquidity and financial risk management’ 49 Other information: Use of non-IFRS measures 205 Strategic Report: Viability statement 58 Consolidated Financial Statements: Note 8 Net finance costs 133 Consolidated Financial Statements: Note 16 Trade and other receivables 142 Consolidated Financial Statements: Note 17 Cash and cash equivalents 143 Consolidated Financial Statements: Note 19 Borrowings 144 Consolidated Financial Statements: Note 22 Contingent liabilities and commitments 150 Consolidated Financial Statements: Note 25 Capital and financial risk management 153 Form 20-F cross reference Other Information Haleon Annual Report and Form 20-F 2025 199 Parent Company Financial Statements Consolidated Financial Statements Corporate Governance Strategic Report

Item Form 20-F caption Location Page 6D Employees Consolidated Financial Statements: Note 7 Employees and remuneration of key management personnel 133 6E Share ownership Corporate Governance: Directors’ Remuneration Report – Annual Report on Remuneration 93 Consolidated Financial Statements: Note 26 Employee share schemes 161 Group information: Directors’ and Executive Team shareholdings 180 6F Disclosure of a registrant’s action to recover erroneously awarded compensation Not applicable 7 Major shareholders and related party transactions 7A Major shareholders Directors’ Report: Significant shareholders 176 Shareholder information: Shareholder profiles 194 7B Related party transactions Consolidated Financial Statements: Note 24 Related party transactions 152 Group information: Material contracts 192 7C Interests of experts and counsel Not applicable 8 Financial information 8A Consolidated statements and other financial information Other information: Use of non-IFRS measures 205 Consolidated Financial Statements 121 Report of independent registered public accounting firm 119 Directors’ Report: Dividends and dividend policy 175 8B Significant changes Consolidated Financial Statements: Post balance sheet events 163 9 The offer and listing 9A Offer and listing details Useful information: Trading markets 212 9B Plan of distribution Not applicable 9C Markets Useful information: Trading markets 212 9D Selling shareholders Not applicable 9E Dilution Not applicable 9F Expenses of the issue Not applicable Item Form 20-F caption Location Page 5C Research and development, patents and licenses, etc. Strategic Report: 2025 Finance review 42 Strategic Report: Our categories 9 Consolidated Financial Statements: Consolidated income statement 121 Consolidated Financial Statements: Note 14 Intangible assets 138 5D Trend information Strategic Report: 2025 Finance review 42 5E Critical accounting estimates Consolidated Financial Statements: Note 3 Critical accounting judgements and key sources of estimation uncertainty 130 Non-GAAP financial measures Strategic Report: 2025 Finance review 43 Other information: Use of non-IFRS measures 205 6 Directors, senior management and employees 6A Directors and senior management Corporate Governance: Our Board of Directors 60 Corporate Governance: Our Executive Team 62 Directors’ Report: Significant shareholders 176 6B Compensation Corporate Governance: Directors’ Remuneration Report 78 Consolidated Financial Statements: Note 7 Employees and remuneration of key management personnel 133 Consolidated Financial Statements: Note 20 Pensions and other post-employment benefits 146 6C Board practices Corporate Governance: Our Board of Directors 60 Corporate Governance: Our Executive Team 62 Corporate Governance: Governance structure 64 Corporate Governance: Audit & Risk Committee Report 70 Corporate Governance: Environmental & Social Sustainability Committee Report 74 Corporate Governance: Nominations & Governance Committee Report 76 Form 20-F cross reference continued 200 Haleon Annual Report and Form 20-F 2025

Item Form 20-F caption Location Page 10 Additional information 10A Share capital Not applicable 10B Memorandum and articles of association Group information: Articles of Association 191 Other information: Exhibit 1 197 10C Material contracts Group information: Material contracts 192 10D Exchange controls Group information: Exchange controls and restrictions on payment of dividends 192 10E Taxation Shareholder information: Tax information for shareholders 194 10F Dividends and paying agents Not applicable 10G Statement by experts Not applicable 10H Documents on display Useful information: Investor information – AGM and documents on display 212 10I Subsidiary information Not applicable 10J Annual Report to security holders Not applicable 11 Quantitative and qualitative disclosures about market risk Consolidated Financial Statements: Note 25 Capital and financial risk management 153 12 Description of securities other than equity securities 12A Debt securities Not applicable 12B Warrants and rights Not applicable 12C Other securities Not applicable 12D American depositary shares Group information: Fees and charges payable by ADR holders 190 13 Defaults, dividend arrearages and delinquencies Not applicable 14 Material modifications to the rights of security holders and use of proceeds Not applicable 15 Controls and procedures 15A Disclosure controls and procedures Group information: Disclosure controls and procedures 180 15B Management’s annual report on internal control over financial reporting Group information: Management’s report on internal control over financial reporting 180 15C Attestation report of the registered public accounting firm Report of independent registered public accounting firm 119 15D Changes in internal control over financial reporting Not applicable Item Form 20-F caption Location Page 16 (Reserved) 16A Audit committee financial expert Governance: Audit & Risk Committee Report 70 Shareholder information: Summary of significant corporate governance differences from NYSE listing standards – Committees 193 16B Code of ethics Directors’ Report: Code of Conduct 175 16C Principal accountant fees and services Corporate Governance: Audit & Risk Committee Report – External audit 72 Corporate Governance: Audit & Risk Committee Report – Non-audit services 73 Group Financial Statements: Note 6 Operating profit 132 16D Exemptions from the listing standards for audit committees Not applicable 16E Purchases of equity securities by the issuer and affiliated purchasers Shareholder information: Purchases of equity securities by the Company and affiliated purchasers 193 16F Change in registrant’s certifying accountant Not applicable 16G Corporate governance Shareholder information: Summary of significant corporate governance differences from NYSE listing standards 193 16H Mine safety disclosure Not applicable 16I Disclosure regarding foreign jurisdictions that prevent inspections Not applicable 16J Insider trading policies Directors’ Report: Code of Conduct 175 Other information: Exhibit 11 197 16K Cybersecurity Strategic Report: Our culture and people 38 Strategic Report: Our approach to risk 55 Governance Report: Audit & Risk Committee Report 71 Group information: Risk factors 181 17 Financial statements Not applicable 18 Financial statements Consolidated Financial Statements 121 19 Exhibits Other information: Exhibits 197 Other Information Haleon Annual Report and Form 20-F 2025 201 Parent Company Financial Statements Consolidated Financial Statements Corporate Governance Strategic Report

Content index Page reference Governance TCFD a. Describe the board’s oversight of climate-related risks and opportunities. Governance Page 19 b. Describe management’s role in assessing and managing climate-related risks and opportunities. Governance, ESS Committee Report Pages 19, 74–75 TNFD a. Describe the board’s oversight of nature-related dependencies, impacts, risks and opportunities. Governance Page 19 b. Describe management’s role in assessing and managing nature-related dependencies, impacts, risks and opportunities. Governance Human Rights section of our website Page 19 www.haleon.com/ who-we-are/ Governance/ codes-policies-and-standards Strategy TCFD a. Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term. Climate impacts risks and opportunities Pages 20–26 b. Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning. Climate impacts risks and opportunities Pages 20–26 c. Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario. Climate impacts risks and opportunities Pages 20-26 TNFD a. Describe the nature-related dependencies, impacts, risks and opportunities the organisation has identified over the short, medium, and long term. Nature dependencies, impacts, risks and opportunities Pages 27–30 b. Describe the effect nature-related risks and opportunities have had and may have on the organisation’s businesses, strategy, and financial planning. Nature dependencies, impacts, risks and opportunities Pages 27–30 Climate and nature-related disclosures cross reference Page reference c. Describe the resilience of the organisation’s strategy to nature-related risks and opportunities, taking into consideration different scenarios. Nature dependencies, impacts, risks and opportunities Pages 27-30 d. Disclose the locations where there are assets and/ or activities in the organisation's direct operations, and upstream and/or downstream and/or financed where relevant, that are in priority areas Nature dependencies, impacts, risks and opportunities Pages 27–30 Risk management TCFD a. Describe the organisation’s processes for identifying and assessing climate-related risks. Risk Pages 19–20 b. Describe the organisation’s processes for managing climate-related risks. Risk Pages 19–20 c. Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation’s overall risk management. Risk Pages 19–20 TNFD a. (i) Describe the organisation’s processes for identifying and assessing nature-related dependencies, impacts, risks and opportunities in its direct operations. Risk Nature dependencies, impacts, risks and opportunities Pages 19–20, 27 a. (ii) Describe the organisation’s approach to identifying nature-related dependencies, impacts, risks and opportunities in its upstream and downstream value chain(s) and financed activities and assets Risk Nature dependencies, impacts, risks and opportunities Pages 19–20, 27 b. Describe the organisation’s processes for managing nature-related dependencies, impacts, risks and opportunities and actions taken in light of these processes. Risk Nature dependencies, impacts, risks and opportunities Pages 27–30 c. Describe how processes for identifying, assessing and managing nature-related risks are integrated into the organisation’s overall risk management. Risk Pages 19–20 202 Haleon Annual Report and Form 20-F 2025

Page reference d. Describe how affected stakeholders are engaged by the organisation in its assessment of, and response to, nature-related dependencies, impacts, risks and opportunities. Risk Nature dependencies, impacts, risks and opportunities Page 15 Metrics & targets TCFD a. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process Progress table Page 15 b. Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions and the related risks. Progress table Climate Impacts, Risks and Opportunities Pages 15, 17, 20 c. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets. Progress table Page 15 TNFD a. Disclose the metrics used by the organisation to assess and manage material nature-related risks and opportunities in line with its strategy and risk management process. Progress table Nature dependencies, impacts, risks and opportunities Pages 15, 27–30 b. Disclose the metrics used by the organisation to assess and manage dependencies and impacts on nature. Progress table Nature dependencies, impacts, risks and opportunities Pages 15, 27–30 c. Describe the targets and goals used by the organisation to manage nature-related dependencies, impacts, risks and opportunities and its performance against these. Progress table Page 15 Other Information Haleon Annual Report and Form 20-F 2025 203 Parent Company Financial Statements Consolidated Financial Statements Corporate Governance Strategic Report

Forward-looking statements This Annual Report and Form 20-F contains certain statements that are, or may be deemed to be, ‘forward-looking statements’ (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon’s current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon’s actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as ‘expects’, ‘anticipates’, ‘believes’, ‘targets’, ‘plans’, ‘intends’, ‘aims’, ‘projects’, ‘indicates’, ‘may’, ‘might’, ‘will’, ‘should’, ‘potential’, ‘could’ and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this Report are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions and dispositions, realisations of efficiencies and responsible business goals), future performance or results of current and anticipated products, sales efforts, expenses, expectations with respect to the markets in which we operate, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this Annual Report and Form 20-F. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon’s control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: the Group operates in a highly competitive market; the Group’s ability to execute and achieve its marketing and sales strategy and objectives is subject to challenges; the Group’s business results are impacted by the Group’s ability to manage disruptions in the Group’s global supply chain; increasing dependence on key retail customers, changes in the policies of the Group’s retail customers, the emergence of alternative retail channels and the rapidly changing retail landscape; the Group may not be able to develop and commercialise new products effectively; failure to retain key talent or attract new talent; damage to the Group’s reputation; failure to respond effectively to the challenges raised by climate change and other sustainability and ESG matters; the Group may not be able to sufficiently protect its intellectual property rights or avoid claims of infringement on the intellectual property rights of others; the Group may incur liabilities or be forced to recall products as a result of real or perceived product quality or other product-related issues; a cyber-security incident, data breach or a failure of a key information technology system; the Group relies on third parties in many aspects of its business; the Group may not successfully acquire and integrate other businesses, license rights to technologies or products, form and manage alliances, or divest businesses; risks relating to the Group’s leverage and debt service obligations; goodwill and indefinite life intangible assets are a material component of the Group’s balance sheet and may be subject to impairments; the Group’s business is subject to legal and regulatory risks in all the markets in which it operates; the Group faces risks relating to the regulation and perception of the ingredients it uses in its products; the Group’s business is subject to market fluctuations and general economic conditions, including inflationary pressures and increases in interest rates; risks related to litigation, disputes and regulatory investigations; the Group faces risks associated with significant international operations; volatility in material and other costs could materially and adversely impact the Group’s profitability; the Group’s business may be impacted by the effects of regional and local conflicts; failure to comply with regulation regarding the use of personal data; the Group is exposed to risks relating to fluctuations in currency exchange rates and related hedging activities; determinations made by the Group with respect to the application of tax law may result in challenges from or disputes with tax authorities which result in the payment of additional amounts for tax; changes in the tax systems of the countries in which the Group operates could adversely affect the Group’s financial condition and results of operations; and the Group has indemnification obligations in favour of the GSK Group and the Pfizer Group, which could be significant. See also our principal risks on pages 53 to 56 and risk factors on pages 181 to 189 of this Annual Report and Form 20-F. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. Subject to our obligations under English and US law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located. No statement in this document is or is intended to be a profit forecast or profit estimate. 204 Haleon Annual Report and Form 20-F 2025

Use of non-IFRS measures We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS and may not be directly comparable with similar measures used by other companies. Additionally, we are unable to present reconciliations of forward-looking information for non-IFRS measures because we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. Adjusted results Adjusted results comprise: adjusted gross profit; adjusted gross profit margin; adjusted selling, general and administration (SG&A); adjusted research and development (R&D); adjusted other operating income/(expense); adjusted operating profit; adjusted operating profit margin; adjusted income tax; adjusted effective tax rate; adjusted profit attributable to shareholders; and adjusted diluted earnings per share. Adjusted results exclude net amortisation and impairment of intangible assets, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others, in each case net of the impact of taxes (where applicable) (collectively, the adjusting items). Management believes that adjusted results, when considered together with the Group’s operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group’s performance to be more easily comparable. Adjusting items Adjusted results exclude the following items (net of the impact of taxes, where applicable): Net amortisation and impairment of intangible assets Net impairment of intangibles, impairment of goodwill and amortisation of acquired intangible assets, excluding computer software. These adjustments are made to reflect the performance of the business excluding the effect of acquisitions. Restructuring costs From time to time, the Group may undertake business restructuring programmes that are structural in nature and significant in scale. The cost associated with such programmes includes severance and other personnel costs, professional fees, impairments of assets, and other related items. Transaction-related costs Transaction-related accounting or other adjustments relate to significant acquisitions including deal costs and other pre-acquisition costs when there is certainty that an acquisition will complete. It also includes costs of registering and issuing debt and equity securities and the effect of inventory revaluations on acquisitions. Separation and admission costs Costs incurred in relation to and in connection with separation, UK admission and registration of the Company’s ordinary shares represented by the Company’s American Depositary Shares (ADSs) under the Exchange Act and listing of ADSs on the NYSE (the US Listing). These costs are not directly attributable to the sale of the Group’s products and specifically relate to the foregoing activities, affecting comparability of the Group’s financial results in historical and future reporting periods. Disposals and others Includes gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, legal settlement and judgements, impact of changes in tax rates and tax laws on deferred tax assets and liabilities, retained or uninsured losses related to acts of terrorism, significant product recalls, natural disasters and other items. These gains and losses are not directly attributable to the sale of the Group’s products and vary from period to period, which affects comparability of the Group’s financial results. In addition, these gains and losses include net monetary gains and losses arising from hyperinflationary economies as this affects comparability of the Group’s financial results. From period to period, the Group will also need to apply judgement if items of a unique nature arise that are not specifically listed above. Other Information Haleon Annual Report and Form 20-F 2025 205 Parent Company Financial Statements Consolidated Financial Statements Corporate Governance Strategic Report

The following tables set out a reconciliation between IFRS and adjusted results for the years ended 31 December 2025, 31 December 2024 and 31 December 2023: £m Gross profit3 Operating profit4 Income tax5 2025 2024 2023 2025 2024 2023 2025 2024 2023 IFRS results 7,080 6,824 6,747 2,412 2,206 1,996 (472) (435) (517) Net amortisation and impairment of intangible assets1 58 147 224 60 147 224 (12) (35) (53) Restructuring costs2 55 123 26 89 214 169 (20) (49) (35) Transaction-related costs — — — — (1) 2 — 1 — Separation and admission costs — 1 4 — 30 120 — (7) (29) Disposals and others — 4 — (35) (96) 38 (50) (2) 122 Adjusted results 7,193 7,099 7,001 2,526 2,500 2,549 (554) (527) (512) £m Selling, general and administration Research and development Other operating income/ (expense) 2025 2024 2023 2025 2024 2023 2025 2024 2023 IFRS results (4,364) (4,452) (4,413) (316) (298) (311) 12 132 (27) Net amortisation and impairment of intangible assets 2 — — — — — — — — Restructuring costs 33 90 129 1 1 14 — — — Transaction-related costs — — 2 — — — — (1) — Separation and admission costs — 29 116 — — — — — — Disposals and others (23) 31 6 — — — (12) (131) 32 Adjusted results (4,352) (4,302) (4,160) (315) (297) (297) — — 5 £m Profit attributable to shareholders Diluted earnings per share (pence) 2025 2024 2023 2025 2024 2023 IFRS results 1,667 1,442 1,049 18.5 15.7 11.3 Net amortisation and impairment of intangible assets 48 112 171 0.5 1.2 1.8 Restructuring costs 69 165 134 0.8 1.8 1.4 Transaction-related costs — — 2 — — — Separation and admission costs — 23 91 — 0.3 1.1 Disposals and others (87) (104) 160 (1.0) (1.1) 1.7 Adjusted results 1,697 1,638 1,607 18.8 17.9 17.3 1. Net amortisation and impairment of intangible assets: includes a £51m (2024: £24m) amortisation charge for intangible assets excluding computer software, of which £28m relates to the Nexium brand following its reclassification during the year from an indefinite life to a definite life brand. The 2025 charge also includes a £9m impairment of intangible assets (2024: £135m, Nexium impairment and £(15)m, impairment reversal related to the ChapStick divestment). 2. Restructuring costs: includes £41m related to closure of two manufacturing sites with the remainder related to additional business transformation activities. 3. Gross profit margin for 2025 was 64.2% (2024: 60.7%, 2023: 59.7%). Adjusted gross profit margin for 2025 was 65.2% (2024: 63.2%, 2023: 61.9%) and 65.4% at constant currency (20bps effect of exchange rates). 4. Operating profit margin for 2025 was 21.9% (2024: 19.6%, 2023: 17.7%). Adjusted operating profit margin for 2025 was 22.9% (2024: 22.3%, 2023: 22.6%), see table below. 5. Effective tax rate for 2025 was 21.9% (2024: 22.8%, 2023: 31.8%). Adjusted effective tax rate for 2025 was 24.5% (2024: 24.0%, 2023: 23.5%). Adjusted operating profit margin by geographical segment for the year ended 31 December Adjusted operating profit margin (%) YoY change YoY Organic change FX impact Net M&A impact 2025 2024 2025 North America 24.5% 24.7% (20)bps 50bps (30)bps (40)bps EMEA & LatAm 23.7% 22.8% 90bps 230bps (30)bps (110)bps APAC 21.5% 21.1% 40bps 150bps (70)bps (40)bps Group 22.9% 22.3% 60bps 160bps (30)bps (70)bps Use of non-IFRS measures continued 206 Haleon Annual Report and Form 20-F 2025

Constant currency The Group’s reporting currency is Pound Sterling, but the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an ‘as reported basis’ or using actual exchange rates (AER) (local currency results translated into Pound Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (CER). To calculate results on a constant currency basis, prior year average exchange rates are used to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below. Average rates: 2025 2024 2023 USD/£ 1.31 1.28 1.24 Euro/£ 1.17 1.18 1.15 CNY/£ 9.44 9.19 8.81 Organic revenue growth and organic operating profit growth Our organic growth measures take our adjusted results and further exclude the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites, the impact of foreign currency exchange movements and price growth in excess of 26% in hyperinflationary economies from one period to the next. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. The Group believes discussing organic revenue growth and organic operating profit growth contributes to the understanding of the Group’s performance and trends because it allows for a year-on-year comparison of revenue and operating profit in a meaningful and consistent manner. Organic measures are calculated period to period as follows, using prior year average exchange rates to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate. Current year organic measures exclude revenue and operating profit from brands or businesses acquired in the current accounting period. Current year organic measures exclude revenue and operating profit attributable to brands or businesses acquired in the prior year from 1 January to the corresponding date of completion of the acquisition in current accounting period. Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period. Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the previous accounting period in full. Prior year and current year organic measures exclude revenue and operating profit attributable to MSAs relating to divestments and closure of production sites taking place in either the current or prior year, each an organic adjustment. These adjustments are made because these agreements are transitional in nature and, with respect to production site closures, include a ramp-down period in which revenue and operating profit attributable to MSAs gradually reduces several months before the production site closes. To calculate organic growth for the period, organic measures for the prior year are subtracted from organic measures in the current year and divided by organic measures in the prior year. Organic revenue growth by individual geographical segment is further discussed by price and volume/mix changes, which are defined as follows: Price: defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained above. Volume/mix: defined as the variation in revenue attributable to changes in volumes and composition of products sold in the period. The following tables reconcile reported revenue growth and reported operating profit growth to organic revenue growth and organic operating profit growth, respectively, for the periods presented. Other Information Haleon Annual Report and Form 20-F 2025 207 Parent Company Financial Statements Consolidated Financial Statements Corporate Governance Strategic Report

Geographical segments 2025 vs 2024 (%) North America EMEA & LatAm APAC Total Revenue growth (4.4) (0.8) 0.5 (1.8) Organic adjustments 1.0 3.2 1.4 2.0 Effect of exchange rates 3.0 2.3 3.3 2.8 Organic revenue growth (0.4) 4.7 5.2 3.0 Price 1.0 4.2 1.0 2.3 Volume/mix (1.4) 0.5 4.2 0.7 2025 vs 2024 (%) North America EMEA & LatAm APAC Corporate and other unallocated Total Operating profit growth — — — — 9.3 Adjusting items — — — — (61.2) Adjusted operating profit growth (5.3) 3.4 2.6 31.2 1.0 Effect of exchange rates 4.4 3.5 6.7 (22.6) 3.8 Adjusted operating profit growth (CER) (0.9) 6.9 9.3 8.6 4.8 Organic adjustments 2.8 9.0 3.8 0.4 5.7 Organic operating profit growth 1.9 15.9 13.1 9.0 10.5 2024 vs 2023 (%) North America EMEA & LatAm APAC Total Revenue growth (3.6) 1.9 (0.1) (0.6) Organic adjustments 1.9 2.2 1.2 1.9 Effect of exchange rates 2.8 3.8 4.9 3.7 Organic revenue growth 1.1 7.9 6.0 5.0 Price 2.3 5.9 1.9 3.7 Volume/mix (1.2) 2.0 4.1 1.3 2024 vs 2023 (%) North America EMEA & LatAm APAC Corporate and other unallocated Total Operating profit growth — — — — 10.5 Adjusting items — — — — (46.8) Adjusted operating profit growth (9.7) 4.4 (0.4) 14.7 (1.9) Effect of exchange rates 3.4 9.0 9.1 (10.1) 6.5 Adjusted operating profit growth (CER) (6.3) 13.4 8.7 4.6 4.6 Organic adjustments 4.2 6.8 3.9 (1.9) 5.2 Organic operating profit growth (2.1) 20.2 12.6 2.7 9.8 2023 vs 2022 (%) North America EMEA & LatAm APAC Total Revenue growth 1.9 6.4 3.6 4.1 Organic adjustments — 0.2 — 0.1 Effect of exchange rates 0.8 6.0 5.4 3.8 Organic revenue growth 2.7 12.6 9.0 8.0 Price 3.6 12.8 2.7 7.0 Volume/mix (0.9) (0.2) 6.3 1.0 2023 vs 2022 (%) North America EMEA & LatAm APAC Corporate and other unallocated Total Operating profit growth — — — — 9.4 Adjusting items — — — — (14.5) Adjusted operating profit growth 3.5 3.4 6.9 34.6 3.1 Effect of exchange rates 1.2 9.2 10.9 (28.5) 7.3 Adjusted operating profit growth (CER) 4.7 12.6 17.8 6.1 10.4 Organic adjustments 0.1 0.8 (0.2) — 0.4 Organic operating profit growth 4.8 13.4 17.6 6.1 10.8 Use of non-IFRS measures continued 208 Haleon Annual Report and Form 20-F 2025

Market categories 2025 vs 2024 (%)1 Oral Health VMS Pain Relief Respiratory Health Digestive Health Therapeutic Skin Health and Other Total Revenue growth 4.5 (0.6) — (11.7) (4.1) (9.8) (1.8) Organic adjustments — — — 8.1 0.2 8.7 2.0 Effect of exchange rates 3.4 2.5 2.3 1.7 4.4 3.1 2.8 Organic revenue growth 7.9 1.9 2.3 (1.9) 0.5 2.0 3.0 1. Following the change in product category structure announced on 1 May 2025, 2024 figures have been restated. 2024 vs 2023 (%)1 Oral Health VMS Pain Relief Respiratory Health Digestive Health Therapeutic Skin Health and Other Total Revenue growth 5.6 3.4 (3.3) (5.4) 1.7 (17.5) (0.6) Organic adjustments — — — 2.6 0.5 24.5 1.9 Effect of exchange rates 4.0 4.2 3.4 3.8 3.3 2.8 3.7 Organic revenue growth 9.6 7.6 0.1 1.0 5.5 9.8 5.0 1. Following the change in product category structure announced on 1 May 2025, the 2023 and 2024 figures have been restated. 2023 vs 2022 (%)1 Oral Health VMS Pain Relief Respiratory Health Digestive Health Therapeutic Skin Health and Other Total Revenue growth 6.1 (2.1) 4.0 8.2 1.9 1.5 4.1 Organic adjustments — — 0.2 — — 1.7 0.1 Effect of exchange rates 4.5 3.0 3.2 3.5 3.9 5.6 3.8 Organic revenue growth 10.6 0.9 7.4 11.7 5.8 8.8 8.0 1. Following the change in product category structure announced on 1 May 2025, the 2022 and 2023 figures have been restated. 2025 2024 2023 Gross profit growth 3.8% 1.1% 2.6% Adjusted gross profit growth 1.3% 1.4% 3.4% Effect of exchange rates 3.1% 4.7% 3.9% Adjusted gross profit growth (CER) 4.4% 6.1% 7.3% Adjusted EBITDA Adjusted EBITDA is calculated as profit after tax excluding income tax, finance income, finance expense, net monetary gains/losses arising from hyperinflationary economies, adjusting items (as defined on page 205), depreciation of property, plant and equipment and right of use assets, amortisation of computer software, impairment of property, plant and equipment, right of use assets and computer software net of impairment reversals. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements. Adjusted EBITDA eliminates differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense). As a result, we believe that adjusted EBITDA provides useful information to understand and evaluate the Group’s operating results. The reconciliation between profit after tax for the year and adjusted EBITDA for the years ended 31 December 2025, 31 December 2024 and 31 December 2023 is provided below: £m 2025 2024 2023 Profit after tax 1,680 1,475 1,111 Add back: Income tax 472 435 517 Less: Finance income (78) (82) (34) Add back: Finance expense 340 384 402 Less: Net monetary gain arising from hyperinflationary economies (2) (6) — Operating profit 2,412 2,206 1,996 Net amortisation and impairment of intangible assets 60 147 224 Restructuring costs 89 214 169 Transaction-related costs — (1) 2 Separation and admission costs — 30 120 Disposals and others (35) (96) 38 Adjusted operating profit 2,526 2,500 2,549 Add back: Depreciation of property, plant and equipment 171 160 152 Add back: Depreciation of right of use assets 51 53 49 Add back: Amortisation of computer software 69 75 69 Add back: Impairment of property, plant and equipment, right of use assets and computer software net of impairment reversals 21 17 12 Adjusted EBITDA 2,838 2,805 2,831 Other Information Haleon Annual Report and Form 20-F 2025 209 Parent Company Financial Statements Consolidated Financial Statements Corporate Governance Strategic Report

Free cash flow Free cash flow is calculated as net cash inflow from operating activities plus cash inflows from the sale of intangible assets, the sale of property, plant and equipment and interest received, less cash outflows for the purchase of intangible assets, the purchase of property, plant and equipment, distributions to non-controlling interests and interest paid. We believe free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). The reconciliation of net cash inflow from operating activities to free cash flow for the years ended 31 December 2025, 31 December 2024 and 31 December 2023 is provided below: £m 2025 2024 2023 Net cash inflow from operating activities 2,634 2,301 2,100 Purchase of property, plant and equipment (322) (250) (234) Purchase of intangible assets (91) (68) (102) Proceeds from sale of intangible assets — 325 246 Distributions to non-controlling interests (11) (79) (58) Interest paid (357) (360) (404) Interest received 60 75 27 Free cash flow 1,913 1,944 1,575 Net debt Net debt at a period end is calculated as short-term borrowings (including bank overdrafts and short-term lease liabilities), long-term borrowings (including long-term lease liabilities), and derivative financial liabilities less cash and cash equivalents, short-term investments and derivative financial assets. We analyse the key cash flow items driving the movement in net debt to understand and assess cash performance and utilisation in order to maximise the efficiency with which resources are allocated. The analysis of cash movements in net debt allows management to more clearly identify the level of cash generated from operations that remains available for distribution after servicing the Group’s debt. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage. The reconciliation of net debt1 to the different balance sheet items as at 31 December 2025 and 31 December 2024 is provided below: £m 2025 2024 Short-term borrowings (836) (1,487) Long-term borrowings (7,773) (8,640) Derivative financial liabilities (65) (160) Derivative financial assets 87 130 Cash and cash equivalents 1,324 2,250 Net debt (7,263) (7,907) 1. Short-term investments as at 31 December 2025 were £nil (2024: £nil). Use of non-IFRS measures continued 210 Haleon Annual Report and Form 20-F 2025

Glossary ADR American Depositary Receipt ADR depositary J.P. Morgan Chase Bank, N.A. ADS American Depositary Share, listed on the New York Stock Exchange AER Actual exchange rates Annual Report or Report The Annual Report and Form 20-F APAC Asia Pacific region CER Constant currency exchange rates CMO Third-party contract manufacturing organisations Companies Act The UK Companies Act 2006, as amended Company, Group or Haleon Haleon plc and its subsidiaries Employee Persons on permanent or fixed-term contracts, who are directly employed by Haleon plc or its subsidiaries (does not include third-party temporary workers or contractors) EMEA Europe, Middle East and Africa region EMTN Euro Medium Term Note ERG Employee resource group FCA UK Financial Conduct Authority FDA The US Food and Drug Administration FMCG Fast-moving consumer goods FRC UK Financial Reporting Council GHG Greenhouse gas Health Professional(s) Pharmacy, dental, respiratory and dermatology wellness professionals and related teams IASB International Accounting Standards Board ISSB International Sustainability Standards Board LatAm Latin America region Leadership roles Employees within our compensation grades 0-5. These roles include members of the Executive Team, their direct reports (excluding administration support), heads of department and other upper management Local brands Local strategic brands that have scale and leadership positions LSE London Stock Exchange MSA Manufacture and Supply Agreement NYSE New York Stock Exchange Ordinary share £0.01 pence each in the Company OTC Over-the-Counter. Four market categories are collectively known as OTC: Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Purchases of products in these categories are controlled but do not require a prescription. Parent Company Haleon plc Power Brands Haleon’s nine large-scale multinational brands: Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren Recycle-ready Refers to product packaging and devices that are made of materials that are proven to be compatible with existing or emerging recycle infrastructure. In line with the CPD definition of 'technical recyclability' this does not take into account whether the collection, sorting or recycling of the packaging or device happens in practice, at scale and with reasonable economics. Rx-to-OTC switches Switches of products requiring a prescription to products with OTC status SEC US Securities and Exchange Commission VMS Vitamins, Minerals & Supplements Workforce Haleon’s employees For definitions of our non-IFRS measures see from page 205. Other Information Haleon Annual Report and Form 20-F 2025 211 Parent Company Financial Statements Consolidated Financial Statements Corporate Governance Strategic Report

Useful information Website and electronic communication Haleon is committed to reducing the cost and environmental impact of producing and distributing printed documents in large quantities and this Annual Report and Form 20-F 2025 has been made available to shareholders through our website at www.haleon.com. The Company is subject to the information requirements of the Securities Exchange Act of 1934 applicable to US foreign private issuers. In accordance with these requirements, the Company files its Annual Report and Form 20-F and other related documents with the SEC. The SEC maintains an internet site at www.sec.gov that contains reports and other information regarding issuers, including Haleon, that file electronically with the SEC. Ordinary share registrar For information on a range of shareholder services, including enquiries concerning individual shareholdings, notification of a shareholder’s change of address and amalgamation of shareholder accounts (in order to avoid duplicate mailing of shareholder communications), shareholders should contact the Company’s Registrar, Equiniti, using the contact details below. Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, UK +44 (0) 371 384 2227 www.shareview.co.uk Dividend services and bank mandate The Company only makes dividend and other distribution payments into a nominated bank account. Shareholders must complete and return a direct payment instruction to the Company’s Registrar, Equiniti, in order to ensure your payments are received quickly and securely into your UK bank account. Dividend reinvestment plan (DRIP) As an alternative to receiving cash dividends, shareholders may choose to reinvest their dividends to buy more Haleon ordinary shares through the dividend reinvestment plan (DRIP). A DRIP election form can be downloaded from www.shareview.co.uk or requested by contacting Equiniti using the contact details above. Ordinary shareholders can alternatively sign up to Equiniti’s service, EQ Boost. Through this service, ordinary shareholders can boost cash dividends and convert them into eVouchers for a range of retailers. You can access further information or sign up for EQ Boost at www.shareview.co.uk/Clients/EQBoost. Overseas payment service It is also possible for overseas shareholders to have their dividends paid directly to their bank accounts in a local currency. Charges are payable for this service. Shareholder security Companies remain aware that their shareholders may receive unsolicited telephone calls or correspondence concerning investment matters. These are typically from ‘brokers’ who target UK shareholders, offering to sell them what often turn out to be worthless or high-risk shares in US or UK investments. These operations are commonly known as ‘boiler rooms’. More detailed information on this or similar activity can be found on the FCA website at www.fca.org.uk/ consumers. Details of any share dealing facilities that the Company endorses will be included in Company mailings. Trading markets The principal trading market for the Company’s ordinary shares is the LSE. The ordinary shares are also listed on the NYSE, trading in the form of ADSs evidenced by ADRs and traded under the ticker symbol ‘HLN’. Each ADS represents two ordinary shares. American Depositary Receipts The Company has a sponsored ADR facility with J.P. Morgan Chase Bank, N.A. as Depositary. Each ADR represents two ordinary shares. All enquiries regarding ADR registered holder accounts and payment of dividends should be directed to: Computershare Trust Company, N.A. PO Box 43304 Providence, RI 02940-3304, USA +1 866 723 8257 (US calls) (toll-free) +1 781 575 2833 (non-US calls) www.computershare.com/investor AGM The Company’s AGM will be held on 29 April 2026. Terms and conditions of all Directors’ appointments will be available for inspection at the Company’s registered office during normal business hours and during the AGM. Shareholders may electronically appoint a proxy to vote on their behalf at the 2025 AGM. Shareholders who hold their shares through CREST may appoint proxies through the CREST electronic proxy appointment service, by using the procedures described in the CREST Manual. Financial calendar Event Proposed date 2025 Final dividend Ex-dividend date (Ordinary shares) Ex-dividend date (ADS) Record date Payment date1 9 April 2026 10 April 2026 10 April 2026 14 May 2026 2026 first quarter trading statement 29 April 2026 2026 Annual General Meeting 29 April 2026 2026 half-year results 30 July 2026 2026 third quarter trading statement 29 October 2026 Financial year end 31 December 1. Payment is subject to shareholder approval at the 2026 AGM. 212 Haleon Annual Report and Form 20-F 2025

Design and production Conran Design Group, London. conrandesigngroup.com Printed by Park Communications, on FSC® certified paper. This is a certified climate neutral print product for which carbon emissions have been calculated and offset by supporting recognised carbon offset projects. Park works to the EMAS standard and its Environmental Management System is certified to ISO 14001. This publication has been manufactured using 100% offshore wind electricity sourced from UK wind. 100% of the inks used are vegetable oil based, 95% of press chemicals are recycled for further use and, on average 99% of any waste associated with this production will be recycled and the remaining 1% used to generate energy. This document is printed on Arctic Volume paper made of material from well-managed, FSC®-certified forests and other controlled sources. CBP034785

Haleon plc Registered office address: Building 5, First Floor, The Heights Weybridge Surrey KT13 0NY England www.haleon.com

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Haleon plc

Date : March 13 , 2026

/s/ Dawn Allen

Dawn Allen
Chief Financial Officer